As filed with the U.S. Securities and Exchange Commission on December 4, 2017.

Registration No. 333-221685

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Colony NorthStar Credit Real Estate, Inc.

(Exact Name of Registrant as Specified in its Charter)

Maryland	6798	38-4046290
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

c/o Colony NorthStar, Inc.

515 S. Flower Street, 44th Floor

Los Angeles, CA 90071

(310) 282-8820

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Ronald M. Sanders

590 Madison Avenue, 34th Floor

New York, New York 10022

(212) 230-3300

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

With copies to:

Ronald M. Sanders Chief Legal Officer and Secretary Colony NorthStar, Inc. 590 Madison Avenue, 34th Floor New York, New York 10022 (212) 230-3300	Jenny B. Neslin General Counsel and Secretary NorthStar Real Estate Income Trust, Inc. 590 Madison Avenue, 34th Floor New York, New York 10022 (212) 547-2600	Jenny B. Neslin General Counsel and Secretary NorthStar Real Estate Income II, Inc. 590 Madison Avenue, 34th Floor New York, New York 10022 (212) 547-2600

David W. Bonser Stacey P. McEvoy Hogan Lovells US LLP 555 13th Street, NW Washington, DC 20004-1109 (202) 637-5600	Rosemarie A. Thurston David E. Brown, Jr. Alston & Bird LLP One Atlantic Center 1201 West Peachtree Street Atlanta, GA 30309-3424 (404) 881-7000	Judith D. Fryer Joseph A. Herz Michael D. Helsel Greenberg Traurig, LLP 200 Park Avenue New York, New York 10166 (212) 801-9200

Approximate date of commencement of the proposed sale of the securities to the public:

As soon as practicable after this Registration Statement becomes effective and upon completion of the transactions described in the enclosed document.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.   ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐	Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

The information in this joint proxy statement/prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission. The securities to be affected by this joint proxy statement/prospectus may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This joint proxy statement/prospectus shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY—SUBJECT TO COMPLETION—DATED DECEMBER 4, 2017

JOINT PROXY STATEMENT / PROSPECTUS

MERGERS PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Stockholders:

On August 25, 2017, NorthStar Real Estate Income Trust, Inc., which we refer to as NorthStar I, and NorthStar Real Estate Income II, Inc., which we refer to as NorthStar II, and the operating partnerships of NorthStar I and NorthStar II entered into a master combination agreement with certain subsidiaries of Colony NorthStar, Inc., which we refer to as CLNS, and Colony NorthStar Credit Real Estate, Inc., which we refer to as the Company, and certain other parties, which agreement, as amended and restated on November 20, 2017, and as further amended and/or restated from time to time, we refer to as the combination agreement, pursuant to which (i) subsidiaries of CLNS will contribute a select portfolio of assets and liabilities to the Company and its operating company, and (ii) NorthStar I and NorthStar II will merge in all-stock mergers into the Company, resulting in a combined company with a stabilized and well-diversified income oriented portfolio. We refer to the contributions and the mergers contemplated by the combination agreement collectively as the Combination and the NorthStar I and NorthStar II mergers contemplated by the combination agreement as the Mergers.

It is currently expected that CLNS and its affiliates will receive approximately 37%, NorthStar I stockholders will receive approximately 32% and NorthStar II stockholders will receive approximately 31% of the total consideration issued in the Combination on a fully diluted basis, subject to certain adjustments as set forth in the combination agreement.

In the event of a listing (without an initial public offering) of the shares of Company class A common stock, stockholders of NorthStar I will receive 0.3532 shares of Company class A common stock for each share of NorthStar I common stock they own, and stockholders of NorthStar II (both class A and class T) will receive 0.3511 shares of Company class A common stock for each share of NorthStar II common stock they own. In the event of an initial public offering of the Company, stockholders of NorthStar I will receive 0.0530 shares of Company class B-1 common stock and 0.3002 shares of Company class B-2 common stock for each share of NorthStar I common stock they own, and stockholders of NorthStar II (both class A and class T) will receive 0.0527 shares of Company class B-1 common stock and 0.2984 shares of Company class B-2 common stock for each share of NorthStar II common stock they own. No fractional shares will be issued in connection with the Mergers and the applicable stockholders will receive cash in lieu of fractional shares. In the event of an initial public offering of the Company, each share of Company class B-1 common stock will convert into one share of Company class A common stock upon the close of trading on the date that is 30 days following the closing date of an initial public offering of the Company on a national securities exchange, which we refer to as the IPO Date, and each share of Company class B-2 common stock will convert into one share of Company class A common stock upon the close of trading on the date that is 180 days following the IPO Date. The Company intends to apply to list the shares of Company class A common stock on a national securities exchange under the trading symbol “CLNC.”

The receipt of shares of Company class A common stock or Company class B common stock, as the case may be, as consideration in the Mergers is generally expected to be tax-free to the stockholders of NorthStar I and NorthStar II, except with respect to any cash received for fractional shares.

NorthStar I currently holds a loan, which we refer to as the NorthStar I excluded asset, that will be excluded from the NorthStar I merger, with at least a portion of the NorthStar I excluded asset to be sold prior to the completion of the NorthStar I merger. The residual interest in the NorthStar I excluded asset, if any, which we refer to as the NorthStar I retained asset, will be contributed to a liquidating trust, which we refer to as the liquidating trust, prior to the completion of the NorthStar I merger. It is anticipated that stockholders of NorthStar I will receive a distribution of one unit of beneficial interest in the liquidating trust, which we refer to as a liquidating trust unit, for each share of NorthStar I common stock held at the time of such distribution. Assuming that (i) the unpaid principal balance (including a 1% exit fee) of the NorthStar I excluded asset remains approximately $151.65 million and (ii) a senior interest in the NorthStar I excluded asset having a $65.0 million principal balance is sold for $65.0 million, then the NorthStar I retained asset would consist of a junior interest in the NorthStar I excluded asset having an approximately $86.65 million principal balance, or approximately $0.73 attributable to each outstanding share of NorthStar I common stock. In addition, assuming that all contractual interest and fees are paid by the borrower group with respect to the NorthStar I excluded asset, it is expected that such payments will generate sufficient cash to pay interest and fees to which the senior interest will be entitled and certain administrative expenses and other costs associated with the liquidating trust, with any remaining interest and fees distributed to holders of liquidating trust units from time to time. There can be no assurance (i) as to the future value of each liquidating trust unit and (ii) that the liquidating trust will be able to collect significant payments with respect to, or sell, transfer or otherwise dispose of, the NorthStar I retained asset for value in order to enable the liquidating trust to make distributions to holders of liquidating trust units.

Upon the closing of the Combination, the board of directors of the Company will consist of seven members, including four independent directors. Kevin P. Traenkle is expected to be Chief Executive Officer and Sujan S. Patel is expected to be Chief Financial Officer of the Company.

NorthStar I and NorthStar II will each hold a special meeting of stockholders in connection with the Mergers. NorthStar I stockholders and NorthStar II stockholders will each be asked to vote on proposals to approve the applicable Merger, which we refer to collectively as the merger proposals, as well as approve other related matters, as described in this joint proxy statement/prospectus. Adoption of the applicable merger proposals described in this joint proxy statement/prospectus requires the affirmative vote of the holders of a majority of the outstanding shares of each of NorthStar I common stock and NorthStar II common stock entitled to vote on each respective Merger. In addition to the NorthStar I merger, stockholders of NorthStar I will also be asked to approve (i) an amendment to NorthStar I’s charter to permit distributions in kind of beneficial interests in a liquidating trust that is established to own and liquidate the NorthStar I retained asset prior to the completion of a merger of NorthStar I that is approved by its stockholders in accordance with its charter, which we refer to as the NorthStar I first charter amendment proposal, and (ii) an amendment to NorthStar I’s charter to remove certain provisions that would provide NorthStar I stockholders the right, in certain merger and business combination transactions, to retain their equity ownership in NorthStar I or elect to receive in cash their pro rata share of the appraised value of their pro rata interest in NorthStar I’s assets, which we refer to as the NorthStar I second charter amendment proposal. In addition to the NorthStar II merger, stockholders of NorthStar II will also be asked to approve an amendment to NorthStar II’s charter to remove certain provisions that would provide NorthStar II stockholders the right, in certain merger and business combination transactions, to retain their equity ownership in NorthStar II or elect to receive in cash their pro rata share of the appraised value of their pro rata interest in NorthStar II’s assets, which we refer to as the NorthStar II charter amendment proposal. Stockholders of NorthStar I and NorthStar II will also be asked to approve one or more adjournments of their company’s special meeting, if necessary or appropriate, as determined by each of NorthStar I and NorthStar II, respectively, including adjournments to permit further solicitation of proxies in favor of the applicable merger proposal and charter amendment proposal(s), which we refer to as the adjournment proposals.

As discussed in this joint proxy statement/prospectus, NorthStar I stockholders and NorthStar II stockholders are not entitled to appraisal rights in connection with the Mergers or the charter amendment proposals.

The special meeting of NorthStar I stockholders will be held on January 18, 2018 at the offices of J.P. Morgan, 270 Park Avenue, 11th Floor, New York, New York 10017, at 9:00 a.m. (Eastern Time). The special meeting of NorthStar II stockholders will be held on January 18, 2018 at the offices of J.P. Morgan, 270 Park Avenue, 11th Floor, New York, New York 10017, at 10:00 a.m. (Eastern Time).

The board of directors of NorthStar I, following the unanimous recommendation of a special committee of the board of directors of NorthStar I, unanimously recommends that NorthStar I stockholders vote “FOR”

the NorthStar I merger proposal, “FOR” the NorthStar I first charter amendment proposal, “FOR” the NorthStar I second charter amendment proposal and “FOR” the NorthStar I adjournment proposal, if necessary or appropriate.

The board of directors of NorthStar II, following the unanimous recommendation of a special committee of the board of directors of NorthStar II, unanimously recommends that NorthStar II stockholders vote “FOR” the NorthStar II merger proposal, “FOR” the NorthStar II charter amendment proposal and “FOR” the NorthStar II adjournment proposal, if necessary or appropriate.

This joint proxy statement/prospectus describes the special meetings of stockholders of each of NorthStar I and NorthStar II, the combination agreement and transactions contemplated thereby, the documents related to the Combination and other related matters. Please read carefully the entire joint proxy statement/prospectus, including “Risk Factors” beginning on page 57 of this joint proxy statement/prospectus, for a discussion of the risks relating to the Combination. You also can obtain information about NorthStar I and NorthStar II from documents that each has filed with the U.S. Securities and Exchange Commission.

Your vote is very important. Regardless of whether you plan to attend the special meeting of stockholders of NorthStar I or NorthStar II, as applicable, please vote as soon as possible. Please note that the failure to vote your shares of NorthStar I common stock or NorthStar II common stock, as applicable, is the equivalent of a vote against the applicable merger proposal and charter amendment proposal(s).

We enthusiastically support this combination of our companies and join with our boards of directors in recommending you vote “FOR” the approval of the proposals described in this joint proxy statement/prospectus.

Sincerely,

Daniel R. Gilbert Chairman, Chief Executive Officer and President NorthStar Real Estate Income Trust, Inc.	Daniel R. Gilbert Chairman, Chief Executive Officer and President NorthStar Real Estate Income II, Inc.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the Combination or passed upon the adequacy or accuracy of this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The date of this joint proxy statement/prospectus is                     , 201    , and it is first being mailed or otherwise delivered to the stockholders of NorthStar I and NorthStar II on or about                     , 201    .

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To Be Held on January 18, 2018

To the Stockholders of NorthStar Real Estate Income Trust, Inc.:

NorthStar Real Estate Income Trust, Inc., a Maryland corporation, which we refer to as NorthStar I, will hold a special meeting of the stockholders of NorthStar I, commencing at 9:00 a.m. (Eastern Time), on January 18, 2018 at the offices of J.P. Morgan, located at 270 Park Avenue, 11th Floor, New York, New York 10017, which we refer to as the NorthStar I special meeting, to consider and vote on the following matters:

1.	a proposal to approve the merger of NorthStar I with and into Colony NorthStar Credit Real Estate, Inc., which we refer to as the Company, with the Company surviving the merger (we refer to the foregoing merger as the NorthStar I merger), pursuant to the Master Combination Agreement, dated as of August 25, 2017, as amended and restated on November 20, 2017, and as further amended and/or restated from time to time, which we refer to as the combination agreement, by and among (i) Colony Capital Operating Company, LLC, (ii) NRF RED REIT Corp., (iii) NorthStar I, (iv) NorthStar Real Estate Income Trust Operating Partnership, LP, (v) NorthStar Real Estate Income II, Inc., which we refer to as NorthStar II, (vi) NorthStar Real Estate Income Operating Partnership II, LP, the operating partnership of NorthStar II, (vii) the Company, and (viii) Credit RE Operating Company, LLC (we refer to the foregoing proposal as the NorthStar I merger proposal);

2.	a proposal to approve an amendment to NorthStar I’s charter, which we refer to as the NorthStar I first charter amendment, to permit distributions in kind of beneficial interests in a liquidating trust that is established to own and liquidate the remaining assets of NorthStar I in connection with a merger of NorthStar I approved by NorthStar I’s stockholders in accordance with NorthStar I’s charter (we refer to the foregoing proposal as the NorthStar I first charter amendment proposal);

3.	a proposal to approve an amendment to NorthStar I’s charter, which we refer to as the NorthStar I second charter amendment, to delete certain provisions regarding roll-up transactions (we refer to the foregoing proposal as the NorthStar I second charter amendment proposal); and

4.	a proposal to adjourn the NorthStar I special meeting, if necessary or appropriate, as determined in the sole discretion of the chairperson of the NorthStar I special meeting, to solicit additional proxies in favor of the NorthStar I merger proposal, the NorthStar I first charter amendment proposal and the NorthStar I second charter amendment proposal, which we refer to as the NorthStar I adjournment proposal.

We have fixed the close of business on November 28, 2017 as the record date for the NorthStar I special meeting. Only NorthStar I stockholders of record at that time are entitled to notice of, and to vote at, the NorthStar I special meeting, or any adjournment or postponement of the NorthStar I special meeting. As described in the enclosed joint proxy statement/prospectus, we cannot complete the NorthStar I merger described above or the other transactions contemplated by the combination agreement unless holders of a majority of NorthStar I common stock entitled to vote at the NorthStar I special meeting vote to approve ALL of the NorthStar I merger proposal, the NorthStar I first charter amendment proposal and the NorthStar I second charter amendment proposal.

Your proxy is being solicited by the board of directors of NorthStar I, which we refer to as the NorthStar I board of directors. The NorthStar I board of directors, following the unanimous recommendation of a special committee of the NorthStar I board of directors, comprised entirely of independent directors who are unaffiliated with Colony NorthStar, Inc. and NorthStar II, which we refer to as the NorthStar I special committee, has unanimously: (i) determined that the combination agreement, the NorthStar I merger, the NorthStar I first charter amendment, the NorthStar I second charter amendment and the other transactions contemplated by the combination agreement are fair, reasonable, advisable and in the best interests of NorthStar I and its stockholders; (ii) authorized, approved, adopted and declared advisable the combination agreement, the NorthStar I merger, the NorthStar I first charter amendment, the NorthStar I second charter amendment and the other transactions contemplated by the combination agreement; (iii) directed that the NorthStar I merger, the NorthStar I first charter amendment and the NorthStar I second charter amendment be submitted for consideration at a special meeting of NorthStar I stockholders; and (iv) resolved to recommend to NorthStar I stockholders that they vote in favor of the adoption or approval of the NorthStar I merger, the NorthStar I first charter amendment and the NorthStar I second charter amendment. Accordingly, the NorthStar I board of directors, following the unanimous recommendation of the NorthStar I special committee, unanimously recommends that you vote “FOR” the NorthStar I merger proposal, “FOR” the NorthStar I first charter amendment proposal, “FOR” the NorthStar I second charter amendment proposal and “FOR” the NorthStar I adjournment proposal.

YOUR VOTE IS VERY IMPORTANT. REGARDLESS OF WHETHER YOU PLAN TO ATTEND THE NORTHSTAR I SPECIAL MEETING, PLEASE VOTE AS SOON AS POSSIBLE. IF YOU HOLD STOCK IN YOUR NAME AS A STOCKHOLDER OF RECORD OF NORTHSTAR I, PLEASE COMPLETE, SIGN, DATE AND RETURN THE ACCOMPANYING PROXY CARD IN THE ENCLOSED POSTAGE-PAID RETURN ENVELOPE OR AUTHORIZE YOUR PROXY BY ONE OF THE OTHER METHODS SPECIFIED IN THE ENCLOSED JOINT PROXY STATEMENT/PROSPECTUS. IF YOU HOLD YOUR STOCK IN “STREET NAME” THROUGH A BROKER OR OTHER NOMINEE, PLEASE FOLLOW THE INSTRUCTIONS ON THE VOTING INSTRUCTION CARD FURNISHED BY SUCH FIRM.

The enclosed joint proxy statement/prospectus provides a detailed description of the NorthStar I special meeting, the NorthStar I merger and the other transactions contemplated by the combination agreement, the documents related to the NorthStar I merger and such other transactions and other related matters. We urge you to read the joint proxy statement/prospectus, including any documents incorporated in the joint proxy statement/prospectus by reference, and its annexes carefully and in their entirety.

If you have any questions regarding the enclosed joint proxy statement/prospectus, you may contact D.F. King & Co., Inc., NorthStar I’s proxy solicitor, by calling toll-free (800) 967-0261.

BY ORDER OF THE BOARD OF DIRECTORS,

Jenny B. Neslin General Counsel and Secretary NorthStar Real Estate Income Trust, Inc.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To Be Held on January 18, 2018

To the Stockholders of NorthStar Real Estate Income II, Inc.:

NorthStar Real Estate Income II, Inc., a Maryland corporation, which we refer to as NorthStar II, will hold a special meeting of the stockholders of NorthStar II, commencing at 10:00 a.m. (Eastern Time), on January 18, 2018 at the offices of J.P. Morgan, located at 270 Park Avenue, 11th Floor, New York, New York 10017, which we refer to as the NorthStar II special meeting, to consider and vote on the following matters:

1.	a proposal to approve the merger of NorthStar II with and into Colony NorthStar Credit Real Estate, Inc., which we refer to as the Company, with the Company surviving the merger (we refer to the foregoing merger as the NorthStar II merger), pursuant to the Master Combination Agreement, dated as of August 25, 2017, as amended and restated on November 20, 2017, and as further amended and/or restated from time to time, which we refer to as the combination agreement, by and among (i) Colony Capital Operating Company, LLC, (ii) NRF RED REIT Corp., (iii) NorthStar Real Estate Income Trust, Inc., which we refer to as NorthStar I, (iv) NorthStar Real Estate Income Trust Operating Partnership, LP, (v) NorthStar II, (vi) NorthStar Real Estate Income Operating Partnership II, LP, the operating partnership of NorthStar II, which we refer to as NorthStar II OP, (vii) the Company, and (viii) Credit RE Operating Company, LLC (we refer to the foregoing proposal as the NorthStar II merger proposal);

2.	a proposal to approve an amendment to NorthStar II’s charter, which we refer to as the NorthStar II charter amendment, to delete certain provisions regarding roll-up transactions (we refer to the foregoing proposal as the NorthStar II charter amendment proposal); and

3.	a proposal to adjourn the NorthStar II special meeting, if necessary or appropriate, as determined in the sole discretion of the chairperson of the NorthStar II special meeting, to solicit additional proxies in favor of the NorthStar II merger proposal and the NorthStar II charter amendment proposal, which we refer to as the NorthStar II adjournment proposal.

We have fixed the close of business on November 28, 2017 as the record date for the NorthStar II special meeting. Only NorthStar II stockholders of record at that time are entitled to notice of, and to vote at, the NorthStar II special meeting, or any adjournment or postponement of the NorthStar II special meeting. As described in the enclosed joint proxy statement/prospectus, we cannot complete the NorthStar II merger or the other transactions contemplated by the combination agreement unless holders of a majority of NorthStar II common stock entitled to vote at the NorthStar II special meeting vote to approve BOTH the NorthStar II merger proposal and the NorthStar II charter amendment proposal.

Your proxy is being solicited by the board of directors of NorthStar II, which we refer to as the NorthStar II board of directors. The NorthStar II board of directors, following the unanimous recommendation of a special committee of the NorthStar II board of directors, comprised entirely of independent directors who are unaffiliated with Colony NorthStar, Inc. and NorthStar I, which we refer to as the NorthStar II special committee, has unanimously: (i) determined that the combination agreement, the NorthStar II merger, the NorthStar II charter amendment and the other transactions contemplated by the combination agreement as described in the enclosed joint proxy statement/prospectus, to the extent such other transactions are applicable to NorthStar II and NorthStar II OP (which we refer to as the NorthStar II Transactions), are fair and reasonable to NorthStar II and are advisable and in the best interests of NorthStar II and its stockholders; (ii) authorized and approved the combination agreement, the NorthStar II merger, the NorthStar II charter amendment and the other NorthStar II Transactions; (iii) directed that the NorthStar II merger and the NorthStar II charter amendment be submitted for consideration at a special meeting of NorthStar II stockholders; and (iv) recommended that NorthStar II stockholders approve the NorthStar II merger and the NorthStar II charter amendment. Accordingly, the NorthStar II board of directors, following the unanimous recommendation of the NorthStar II special committee, unanimously recommends that you vote “FOR” the NorthStar II merger proposal, “FOR” the NorthStar II charter amendment proposal and “FOR” the NorthStar II adjournment proposal.

YOUR VOTE IS VERY IMPORTANT. REGARDLESS OF WHETHER YOU PLAN TO ATTEND THE NORTHSTAR II SPECIAL MEETING, PLEASE VOTE AS SOON AS POSSIBLE. IF YOU HOLD STOCK IN YOUR NAME AS A STOCKHOLDER OF RECORD OF NORTHSTAR II, PLEASE COMPLETE, SIGN, DATE AND RETURN THE ACCOMPANYING PROXY CARD IN THE ENCLOSED POSTAGE-PAID RETURN ENVELOPE OR AUTHORIZE YOUR PROXY BY ONE OF THE OTHER METHODS SPECIFIED IN THE ENCLOSED JOINT PROXY STATEMENT/PROSPECTUS. IF YOU HOLD YOUR STOCK IN “STREET NAME” THROUGH A BROKER OR OTHER NOMINEE, PLEASE FOLLOW THE INSTRUCTIONS ON THE VOTING INSTRUCTION CARD FURNISHED BY SUCH FIRM.

The enclosed joint proxy statement/prospectus provides a detailed description of the NorthStar II special meeting, the NorthStar II merger and the other transactions contemplated by the combination agreement, the documents related to the NorthStar II merger and such other transactions and other related matters. We urge you to read the joint proxy statement/prospectus, including any documents incorporated in the joint proxy statement/prospectus by reference, and its annexes carefully and in their entirety.

If you have any questions regarding the enclosed joint proxy statement/prospectus, you may contact D.F. King & Co., Inc., NorthStar II’s proxy solicitor, by calling toll-free (800) 755-7250.

BY ORDER OF THE BOARD OF DIRECTORS,

Jenny B. Neslin General Counsel and Secretary NorthStar Real Estate Income II, Inc.

ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates important business and financial information about NorthStar I and NorthStar II from other documents that are not included in or delivered with this joint proxy statement/prospectus. You can obtain any of the documents filed with or furnished to the SEC by NorthStar I or NorthStar II at no cost from the SEC’s website at http://www.sec.gov or at the SEC’s public reference room located at 100 F Street, N.E. Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for additional information on the Public Reference Room. You may request copies of these documents at no cost by contacting the appropriate company at the following addresses, telephone numbers or websites:

NorthStar Real Estate Income Trust, Inc. 590 Madison Avenue, 34th Floor New York, New York 10022 Attention: General Counsel Telephone: (212) 547-2600 www.northstarsecurities.com/income	NorthStar Real Estate Income II, Inc. 590 Madison Avenue, 34th Floor New York, New York 10022 Attention: General Counsel Telephone: (212) 547-2600 www.northstarsecurities.com/income2

NorthStar I stockholders can also contact D.F. King & Co., Inc., NorthStar I’s proxy solicitor and NorthStar II stockholders can also contact D.F. King & Co., Inc., NorthStar II’s proxy solicitor, at the following addresses and telephone numbers:

NorthStar I	NorthStar II
D.F. King & Co., Inc. 48 Wall Street, 22nd Floor New York, New York 10005 (NorthStar I stockholders only)	D.F. King & Co., Inc. 48 Wall Street, 22nd Floor New York, New York 10005 (NorthStar II stockholders only)

Banks and Brokers Call Collect: (212) 269-5550

To Vote Toll Free,

NorthStar I Stockholders May Call: (800) 967-0261; and

NorthStar II Stockholders May Call: (800) 755-7250.

You will not be charged for any of the documents that you request.

To obtain timely delivery of these documents, you must request them no later than five business days before the date of your company’s special meeting. This means that if you wish to request documents, you must do so by January 11, 2018, in order to receive them before your company’s special meeting.

Investors may also consult NorthStar I’s or NorthStar II’s website for additional information about NorthStar I or NorthStar II, respectively. NorthStar I’s website is http://www.northstarsecurities.com/income and NorthStar II’s website is http://www.northstarsecurities.com/income2. The public filings of NorthStar I, NorthStar II and the Company are also available at http://www.sec.gov. Information included on these websites is not incorporated by reference into, and does not form a part of, this joint proxy statement/prospectus.

Refer to the section entitled “Where You Can Find More Information” beginning on page 358 of this joint proxy statement/prospectus for more details.

i

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

This joint proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed by the Company with the SEC, constitutes a prospectus of the Company for purposes of the Securities Act of 1933, as amended, which we refer to as the Securities Act, with respect to the shares of Company common stock to be issued to CLNS OP (as defined herein), NorthStar I stockholders and NorthStar II stockholders in connection with the Combination. This joint proxy statement/prospectus also constitutes a proxy statement for each of NorthStar I and NorthStar II for solicitation of proxies in connection with its special meeting for purposes of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. In addition, it constitutes a notice of meeting with respect to each of the NorthStar I special meeting and the NorthStar II special meeting.

You should rely only on the information contained in, or incorporated by reference into, this joint proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated                 , 201    . You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any other date. You should not assume that the information incorporated by reference into this joint proxy statement/prospectus is accurate as of any date other than the date of such incorporated document. Neither the mailing of this joint proxy statement/prospectus to NorthStar I stockholders or NorthStar II stockholders nor the issuance of shares of Company common stock to NorthStar I stockholders or NorthStar II stockholders pursuant to the combination agreement will create any implication to the contrary.

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities or the solicitation of a proxy in any jurisdiction in which, or from any person with respect to whom, it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this joint proxy statement/prospectus regarding the CLNS parties (as defined herein), any Contributed Entity (as defined herein) or the Company or its subsidiaries has been provided by CLNS OP, information contained in this joint proxy statement/prospectus regarding NorthStar I has been provided by NorthStar I and information contained in this joint proxy statement/prospectus regarding NorthStar II has been provided by NorthStar II.

SELECTED DEFINITIONS

Unless otherwise indicated or as the context otherwise requires, a reference in this joint proxy statement/prospectus to:

•	“CLNS” refers to Colony NorthStar, Inc., a Maryland corporation;

•	“CLNS Investment Entities” refers to the investment entities (i) in which the CLNS OP Contributed Entities or the RED REIT Contributed Entities own interests ranging from 38% to 100% and (ii) that own a select portfolio of assets and liabilities, as well as certain intercompany balances between those entities and CLNS OP or its subsidiaries.

•	“CLNS OP” refers to Colony Capital Operating Company, LLC, a Delaware limited liability company and the operating company of CLNS;

•	“CLNS OP Contributed Entities” refers to the entities that (i) are contributed to the Company pursuant to the CLNS OP Contribution and (ii) own interests in certain CLNS Investment Entities;

•	“CLNS OP Contribution” refers to the contribution of the CLNS OP Contributed Entities to the Company in exchange for shares of Company class A common stock in the event of an initial public offering of the Company, or, in the event of a listing (without an initial public offering) of the Company class A common stock on a national securities exchange, shares of Company class B-3 common stock;

•	“CLNS parties” refers to CLNS OP and RED REIT;

•	“Combination” refers to, collectively, the CLNS OP Contribution, the RED REIT Contribution and the Mergers;

•	“combination agreement” refers to the Master Combination Agreement, dated as of August 25, 2017, by and among (i) CLNS OP, (ii) RED REIT, (iii) NorthStar I, (iv) NorthStar I OP, (v) NorthStar II, (vi) NorthStar II OP, (vii) the Company, and (viii) Company OP, as amended and restated on November 20, 2017, and as further amended and/or restated from time to time;

•	“Company” refers to Colony NorthStar Credit Real Estate, Inc., a Maryland corporation;

•	“Company bylaws” refers to the Amended and Restated Bylaws of Colony NorthStar Credit Real Estate, Inc., a form of which is attached as Annex C to this joint proxy statement/prospectus;

•	“Company charter” refers to the Articles of Amendment and Restatement of Colony NorthStar Credit Real Estate, Inc., a form of which is attached as Annex B to this joint proxy statement/prospectus;

•	“Company class A common stock” refers to class A common stock, par value $0.01 per share, of the Company;

•	“Company class B common stock” refers to (i) in the event of a listing (without an initial public offering) of the Company, the Company class B-3 common stock, and (ii) in the event of an initial public offering of the Company, the Company class B-1 common stock and Company class B-2 common stock, collectively;

•	“Company class B-1 common stock” refers to class B-1 common stock, par value $0.01 per share, of the Company;

•	“Company class B-2 common stock” refers to class B-2 common stock, par value $0.01 per share, of the Company;

•	“Company class B-3 common stock” refers to class B-3 common stock, par value $0.01 per share, of the Company;

•	“Company common stock” refers to, collectively, Company class A common stock and Company class B common stock;

•	“Company Contribution” refers to the contribution of the CLNS OP Contributed Entities, NorthStar I OP and NorthStar II OP to the Company OP in exchange for Company OP Units;

•	“Company OP” refers to Credit RE Operating Company, LLC, a Delaware limited liability company and wholly owned subsidiary of the Company;

•	“Company OP Units” refers to the common membership units of Company OP;

•	“Company parties” refers to the Company and the Company OP;

•	“Contributed Entities” refers to, collectively, the CLNS OP Contributed Entities and the RED REIT Contributed Entities;

•	“Mergers” refers to, collectively, the NorthStar I merger and the NorthStar II merger;

•	“national securities exchange” refers to either the New York Stock Exchange or the Nasdaq Stock Market;

•	“NorthStar Companies” refers to, collectively, NorthStar I and NorthStar II;

•	“NorthStar Company” refers, as the context requires, to either NorthStar I or NorthStar II;

•	“NorthStar I” refers to NorthStar Real Estate Income Trust, Inc., a Maryland corporation;

•	“NorthStar I common stock” refers to common stock, par value $0.01 per share, of NorthStar I;

•	“NorthStar I merger” refers to the merger of NorthStar I with and into the Company, with the Company surviving the merger;

•	“NorthStar I OP” refers to NorthStar Real Estate Income Trust Operating Partnership, LP, a Delaware limited partnership and the operating partnership of NorthStar I;

•	“NorthStar I parties” refers to NorthStar I and NorthStar I OP;

•	“NorthStar I stockholder approval” refers to the receipt at the NorthStar I special meeting of the affirmative vote of the holders of a majority of the outstanding shares of NorthStar I common stock entitled to vote on the NorthStar I merger proposal, the NorthStar I first charter amendment proposal and the NorthStar I second charter amendment proposal;

•	“NorthStar II” refers to NorthStar Real Estate Income II, Inc., a Maryland corporation;

•	“NorthStar II common stock” refers to, collectively, class A common stock, par value $0.01 per share, and class T common stock, par value $0.01 per share, of NorthStar II;

•	“NorthStar II merger” refers to the merger of NorthStar II with and into the Company, with the Company surviving the merger;

•	“NorthStar II OP” refers to NorthStar Real Estate Income Operating Partnership II, LP, a Delaware limited partnership and the operating partnership of NorthStar II;

•	“NorthStar II parties” refers to NorthStar II and NorthStar II OP;

•	“NorthStar II stockholder approval” refers to the receipt at the NorthStar II special meeting of the affirmative vote of the holders of a majority of the outstanding shares of NorthStar II common stock entitled to vote on the NorthStar II merger proposal and the NorthStar II charter amendment proposal;

•	“RED REIT” refers to NRF RED REIT Corp., a Maryland corporation and an indirect subsidiary of CLNS OP;

•	“RED REIT Contributed Entities” refers to the entities that (i) are contributed to the Company OP pursuant to the RED REIT Contribution and (ii) own interests in certain CLNS Investment Entities; and

•	“RED REIT Contribution” refers to the contribution of the RED REIT Contributed Entities by RED REIT to the Company OP in exchange for Company OP Units.

v

x

Index	Page

Advance Notice of Director Nominations and New Business	322

Anti-Takeover Effect of Certain Provisions of Maryland Law and of the Company Charter and the Company Bylaws	323

Indemnification for Liabilities of the Company’s Directors, Officers and Controlling Persons	323

Exclusive Forum	325

COMPARISON OF RIGHTS OF STOCKHOLDERS OF NORTHSTAR I AND NORTHSTAR II WITH THE RIGHTS OF STOCKHOLDERS OF THE COMPANY	326

CERTAIN BENEFICIAL OWNERSHIP OF NORTHSTAR I COMMON STOCK	351

CERTAIN BENEFICIAL OWNERSHIP OF NORTHSTAR II COMMON STOCK	352

NO APPRAISAL RIGHTS	353

STOCKHOLDER PROPOSALS	354

NorthStar I	354

NorthStar II	354

LEGAL MATTERS	356

EXPERTS	357

NorthStar I	357

NorthStar II	357

The Contributed Entities	357

WHERE YOU CAN FIND MORE INFORMATION	358

INDEX TO FINANCIAL STATEMENTS	F-1

Colony NorthStar Credit Real Estate, Inc.	F-3

Colony NorthStar Credit Real Estate, Inc.—Unaudited Pro Forma Condensed Combined Financial Statements	F-6

Annex A—Amended and Restated Master Combination Agreement	A-1

Annex B—Form of Articles of Amendment and Restatement of Colony NorthStar Credit Real Estate, Inc.	B-1

Annex C—Form of Amended and Restated Bylaws of Colony NorthStar Credit Real Estate, Inc.	C-1

Annex D—Opinion, dated August 25, 2017, of Credit Suisse Securities (USA) LLC	D-1

Annex E—Opinion of Moelis & Company, LLC	E-1

Annex F-1—NorthStar I’s Annual Report on Form 10-K for the year ended December 31, 2016	F-1-1

Annex F-2—NorthStar I’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017	F-2-1

Annex G-1—NorthStar II’s Annual Report on Form 10-K for the year ended December 31, 2016	G-1-1

Annex G-2—NorthStar II’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017	G-2-1

Annex H-1—CLNS Investment Entities’ Audited Combined Financial Statements for the years ended December 31, 2016 and 2015 and Unaudited Combined Financial Statements for the nine months ended September 30, 2017

H-1-1

Annex H-2—Management’s Discussion and Analysis of Financial Condition and Results of Operations of the CLNS Investment Entities	H-2-1

Annex I—Form of Liquidating Trust Agreement and Declaration of Trust	I-1

QUESTIONS AND ANSWERS

The following are some questions that you may have regarding the proposals being considered at the NorthStar I special meeting and the NorthStar II special meeting and brief answers to those questions. The NorthStar Companies urge you to read carefully this entire joint proxy statement/prospectus, including the Annexes and the other documents to which this joint proxy statement/prospectus refers or which it incorporates by reference because the information in this section may not provide all the information that is important to you.

Q:	What are the proposed transactions?

A:	NorthStar I, NorthStar II, the Company and certain other parties have entered into the combination agreement pursuant to which:

•	A select portfolio of CLNS assets and liabilities will be contributed to the Company;
•	NorthStar I will merge with and into the Company, with the Company surviving the merger; and
•	NorthStar II will merge with and into the Company, with the Company surviving the merger.

Q:	Why do the NorthStar Companies want to engage in the Combination?

A:	The NorthStar I board of directors and the NorthStar II board of directors are recommending that the NorthStar I stockholders and the NorthStar II stockholders, respectively, approve the Combination for several reasons, including:

•	the fact that no public trading market currently exists for the NorthStar I common stock or NorthStar II common stock and that NorthStar I stockholders and NorthStar II stockholders will benefit from the liquidity of owning shares of a significantly larger company, the shares of which will be listed on a national securities exchange;

•	the proposed Combination will result in the creation of a publicly traded REIT with a larger, more diversified portfolio than either NorthStar I and NorthStar II and the expectation of a lower cost of capital on a go-forward basis, which may result in improved return on equity and the ability to utilize additional leverage capacity;

•	the expectation that NorthStar I stockholders and NorthStar II stockholders will benefit from better dividend distribution coverage as a result of a lower overall cost structure;

•	the Company will be managed pursuant to a management agreement with terms similar to market terms for publicly traded commercial mortgage REITs, certain terms of which are more advantageous than those contained in NorthStar I’s and NorthStar II’s existing advisory agreements, including lower management fees, the elimination of certain fees payable to the manager in connection with the acquisition and disposition of assets, and lower reimbursements of personnel costs;

•	the state of the prevailing equity and debt capital markets, which currently indicate favorable valuation, cost of capital and initial public offering conditions for companies similar to the Company, and which conditions may not continue going forward;

•	the observation that the shares of certain publicly traded commercial mortgage REITs with market capitalizations over $1.0 billion currently trade at a premium to book value; and

•	the potential for the Company to benefit from enhanced management focus on its investment strategy following the consolidation of NorthStar I and NorthStar II, which currently compete for similar investment opportunities.

To review reasons for the Mergers in more detail, refer to the sections entitled “The Combination and Related Transactions—Reasons for the NorthStar I Merger and Recommendation of the NorthStar I Board of Directors” beginning on page 132 of this joint proxy statement/prospectus and “The Combination and Related Transactions—Reasons for the NorthStar II Merger and Recommendation of the NorthStar II Board of Directors” beginning on page 138 of this joint proxy statement/prospectus.

Q:	Why am I receiving this joint proxy statement/prospectus?

A:	The NorthStar I board of directors and the NorthStar II board of directors are using this joint proxy statement/prospectus to solicit proxies from the stockholders of each of NorthStar I and NorthStar II in connection with the Mergers.

In order to complete the Combination, the stockholders of each of NorthStar I and NorthStar II must approve the NorthStar I merger and the NorthStar II merger, respectively. Stockholders are also being asked to approve certain related proposals, including the NorthStar I first charter amendment proposal, the NorthStar I second charter amendment proposal, the NorthStar II charter amendment proposal and the adjournment proposals, as applicable. For additional information regarding the proposals to be presented to NorthStar I stockholders and NorthStar II stockholders, refer to the sections entitled “Proposals Submitted to NorthStar I Stockholders” beginning on page 100 of this joint proxy statement/prospectus and “Proposals Submitted to NorthStar II Stockholders” beginning on page 109 of this joint proxy statement/prospectus.

NorthStar I and NorthStar II will each hold separate special meetings of their respective stockholders to consider and vote on these proposals. This joint proxy statement/prospectus contains important information about the Combination and the special meetings of the stockholders of each of NorthStar I and NorthStar II, and you should read it carefully and in its entirety. The enclosed voting materials allow you to vote your shares of NorthStar I common stock and/or NorthStar II common stock, as applicable, without attending the applicable special meeting in person.

We encourage you to submit a proxy to vote your shares of the applicable NorthStar Company’s common stock as promptly as possible so that your shares may be represented and voted at the NorthStar I special meeting and/or the NorthStar II special meeting, as applicable.

This joint proxy statement/prospectus is also a prospectus with respect to the offering of shares of the Company class A common stock and the Company class B common stock to be issued in connection with the Combination.

Q:	How does the NorthStar I board of directors recommend that NorthStar I stockholders vote?

A:	The NorthStar I board of directors, following the unanimous recommendation of the NorthStar I special committee, has unanimously: (i) determined that each of the combination agreement and the transactions contemplated by the combination agreement, including the NorthStar I merger, the NorthStar I first charter amendment and the NorthStar I second charter amendment, are fair and reasonable to NorthStar I and are advisable and in the best interests of NorthStar I and its stockholders; and (ii) recommended that the stockholders of NorthStar I vote in favor of the approval of the NorthStar I merger proposal, the NorthStar I first charter amendment proposal and the NorthStar I second charter amendment proposal.

Accordingly, the NorthStar I board of directors, following the unanimous recommendation of the NorthStar I special committee, unanimously recommends that you vote “FOR” the NorthStar I merger proposal, “FOR” the NorthStar I first charter amendment proposal, “FOR” the NorthStar I second charter amendment proposal and “FOR” the NorthStar I adjournment proposal. For a more complete description of the recommendation of the NorthStar I board of directors, refer to the section entitled “The Combination and Related Transactions—Reasons for the NorthStar I Merger and Recommendation of the NorthStar I Board of Directors” beginning on page 132 of this joint proxy statement/prospectus.

Q:	How does the NorthStar II board of directors recommend that NorthStar II stockholders vote?

A:	The NorthStar II board of directors, following the unanimous recommendation of the NorthStar II special committee, has unanimously: (i) determined that each of the combination agreement and the transactions contemplated by the combination agreement, including the NorthStar II merger, the NorthStar II charter amendment and the other related matters and agreements described in this joint proxy statement/prospectus, are fair and reasonable to NorthStar II and are advisable and in the best interests of NorthStar II and its stockholders; and (ii) recommended that the stockholders of NorthStar II vote in favor of the approval of the NorthStar II merger proposal and the NorthStar II charter amendment proposal.

Accordingly, the NorthStar II board of directors, following the unanimous recommendation of the NorthStar II special committee, unanimously recommends that you vote “FOR” the NorthStar II merger proposal, “FOR” the NorthStar II charter amendment proposal and “FOR” the NorthStar II adjournment proposal. For a more complete description of the recommendation of the NorthStar II board of directors, refer to the section entitled “The Combination and Related Transactions—Reasons for the NorthStar II Merger and Recommendation of the NorthStar II Board of Directors” beginning on page 138 of this joint proxy statement/prospectus.

Q:	What will NorthStar I stockholders and NorthStar II stockholders receive in the Mergers if they are completed?

A:	It is currently expected that CLNS and its affiliates will receive approximately 37%, NorthStar I stockholders will receive approximately 32% and NorthStar II stockholders will receive approximately 31% of the total consideration issued in the Combination on a fully diluted basis, subject to certain adjustments as set forth in the combination agreement.

The relative percentage interests of CLNS, NorthStar I and NorthStar II were based on the agreed-upon estimated value of each party’s contributed equity as of the date of the combination agreement. The estimated contribution values and associated exchange ratios were approved by the respective special committees and boards of directors of NorthStar I and NorthStar II and by the board of directors of CLNS, and were established by the parties through a valuation process that included, among other things, a review of valuation ranges provided by Duff & Phelps, LLC, a nationally recognized third-party independent valuation and consulting firm, for the assets and certain liabilities of the parties to the Combination as of March 31, 2017, as adjusted by the parties for subsequent earnings, distribution activity and share redemptions, as applicable. The valuation methodologies were consistently applied across all parties. The estimated value of NorthStar I’s contributed equity was approximately 32% of the total equity contributed by the parties to the Combination, and the estimated value of NorthStar II’s contributed equity was approximately 31% of the total equity contributed by the parties to the Combination. Please refer to the section entitled “The Combination and Related Transactions—Allocation of Consideration” beginning on page 175 of this joint proxy statement/prospectus for a more detailed description of the valuation methodologies. As discussed below in “What is the estimated value of what NorthStar I and NorthStar II stockholders are receiving as consideration in the Combination?”, the ultimate value received by NorthStar I stockholders and NorthStar II stockholders will depend on a number of factors, including market conditions at the time of closing and the price at which Company class A common stock trades following a listing.

If the Mergers are completed, and assuming the exchange ratios are not adjusted pursuant to the terms of the combination agreement, (i) each outstanding share of NorthStar I common stock will be converted into the right to receive 0.3532 (which we refer to as the NorthStar I exchange ratio) shares of (x) in the event of a listing (without an initial public offering) of the shares of Company class A common stock on a national securities exchange, which we refer to as a Listing, Company class A common stock, or (y) in the event of an initial public offering of the Company on a national securities exchange, which we refer to as an IPO, Company class B common stock, and (ii) each outstanding share of NorthStar II common stock will be converted into the right to receive 0.3511 (which we refer to as the NorthStar II exchange ratio) shares of (x) in the event of a Listing, Company class A common stock, and (y) in the event of an IPO, Company class B common stock. In the event of an IPO, the Company class B common stock received as consideration in the Mergers will be classified as follows: (A) 15% as shares of Company class B-1 common stock, and (B) 85% as Company class B-2 common stock.

The exchange ratios described above generally are fixed, but may be adjusted under certain limited circumstances as set forth in the combination agreement, including if NorthStar I or NorthStar II, as the case may be, declares or pays dividends in excess of amounts specified in the combination agreement.

Q:	What are the short-term liquidity restrictions on shares of the Company common stock that NorthStar I and NorthStar II stockholders are receiving?

A:	Only the Company class A common stock is expected to be listed on a national securities exchange. In the event of a Listing, stockholders of NorthStar I and NorthStar II will receive shares of Company class A common stock, and therefore will not be subject to any liquidity restrictions. However, in the event of an IPO, in order to facilitate an orderly and successful IPO, and as discussed above, stockholders of NorthStar I and NorthStar II will receive shares of Company class B common stock, which will not be listed for trading on a national securities exchange but will convert into shares of Company class A common stock on a one-for-one basis, as follows:

•	15% as shares of Company class B-1 common stock, which will convert to Company class A common stock upon the close of trading on the date that is 30 days following the closing date of an IPO, which we refer to as the IPO Date; and

•	85% as shares of Company class B-2 common stock, which will convert to Company class A common stock upon the close of trading on the date that is 180 days following the IPO Date.

In addition, CLNS and its affiliates will be subject to certain limitations on their ability to sell their shares of Company common stock for one year following the closing of the Combination.

Q:	What is the rationale for placing short-term liquidity restrictions on shares of Company common stock that NorthStar I and NorthStar II stockholders are receiving in the event of an IPO?

A:

As is common for transactions of this nature, and based on advice of CLNS’s financial advisors, in order to facilitate an orderly and successful IPO, not all of the shares to be received by NorthStar I and NorthStar II stockholders will be immediately tradable on a national securities exchange. In the event of an IPO, NorthStar I and NorthStar II stockholders will be restricted from publicly trading on a national securities exchange 15% of their shares of Company common stock for 30 days and 85% of their shares of Company common stock for 180 days, after which such shares will convert to Company class A common stock in accordance with the terms of the Company charter. In addition, CLNS and its affiliates will be subject to certain limitations on their ability to sell their shares of Company common stock for one year following the closing of the Combination. These restrictions seek to achieve the goal of balancing liquidity for each party while serving to ensure that, once an IPO is completed, shares of Company common stock have pricing support by mitigating the potential negative impact associated with unlimited initial liquidity.

Q:	What is the estimated dollar value of what NorthStar I and NorthStar II stockholders are receiving as consideration in the Combination?

A:	In the event of a Listing, the dollar value of the consideration that NorthStar I and NorthStar II stockholders receive will depend on the per share value of the Company class A common stock on the closing date of the Combination. In the event of an IPO, because holders of NorthStar I common stock and NorthStar II common stock will receive Company class B common stock as consideration in the Mergers, the dollar value of the consideration that NorthStar I and NorthStar II stockholders receive will depend on the per share value of the Company class A common stock at the time of conversion of the applicable class of Company class B common stock. Prior to the Combination, there has not been and will not be an established public market for Company common stock. The price of Company class A common stock following the Combination will be unknown until the commencement of trading of Company class A common stock upon the consummation of the Combination. The shares of Company class B common stock received by NorthStar I and NorthStar II stockholders in the event of an IPO will convert to shares of Company class A common stock as described above in “What are the short-term liquidity restrictions on shares of the Company common stock that NorthStar I and NorthStar II stockholders are receiving?” Holders of NorthStar I common stock will also receive the value of the NorthStar I retained asset in the form of units of beneficial interest of a liquidating trust as described in “What will NorthStar I stockholders potentially receive from the liquidating trust and the sale of the NorthStar I retained asset?”

Q:	How were the assets and liabilities to be contributed by CLNS selected?

A:	CLNS selected the assets and liabilities to be contributed by first establishing parameters to be applied in its review of the investments within CLNS’s Other Equity and Debt business line. The parameters established by CLNS were intended to help identify investments that would align with the Company’s stated investment objectives and diversified strategy, and would be suitable for an income-oriented, publicly traded company balance sheet and accounted for any pre-existing co-investment or other joint venture arrangements with the other parties to the Combination or unrelated third parties, all with the goal of optimizing the market’s reception and valuation of shares of the Company common stock.

The parameters included: (i) that loans must be secured by assets or entities in the United States (with one exception for a loan secured by assets in Mexico); (ii) loans must be performing such that the loan is expected to repay at par; (iii) assets must not be distressed or otherwise present an undue potential credit risk as of the date of the combination agreement; and (iv) with respect to single tenant assets, the leases must be long term and structured on a triple net lease basis. CLNS applied these parameters and reviewed each investment within CLNS’s Other Equity and Debt business line. If an investment satisfied the criteria, it was selected to be contributed by CLNS to the Company. CLNS determined that it would exclude from contribution all investment interests made through its latest distressed credit fund, which is still in the investment phase. In addition, CLNS determined to contribute its secondary private equity interests that were within CLNS’s Other Equity and Debt business line because this asset type would also be contributed by NorthStar I and NorthStar II, and NorthStar I was contributing its secondary private equity interests in which CLNS co-invested and thereby the contribution would result in the ownership of these interests being combined in the Company.

Following the identification of the pool of contributed assets, the NorthStar I special committee and the NorthStar II special committee diligenced and reviewed the contributed assets in the pool and acknowledged that such contributed assets represented the final pool of assets to be contributed by CLNS and its affiliates in the Combination.

Q:	Will any assets of NorthStar I or NorthStar II be excluded from the Combination?

A:	Yes, one asset of NorthStar I will not be acquired by the Company in the NorthStar I merger. Pursuant to the combination agreement, NorthStar I will not be transferring to the Company in connection with the NorthStar I merger a loan, which we refer to as the NorthStar I excluded asset (as described in the section entitled “The Liquidating Trust—Background” beginning on page 298 of this joint proxy statement/prospectus). Prior to the closing of the Combination, (i) NorthStar I may sell the NorthStar I excluded asset to a third party and will distribute any net cash proceeds from such sale in excess of $65 million to the holders of NorthStar I common stock, and (ii) NorthStar I will transfer any unsold portion of the NorthStar I excluded asset to a liquidating trust, which we refer to as the liquidating trust, the beneficial interests of which will be distributed pro rata to NorthStar I stockholders (which beneficial interests are referred to as liquidating trust units). If NorthStar I does not sell the NorthStar I excluded asset to a third party prior to the closing of the Combination, CLNS has committed to purchase a senior interest in the NorthStar I excluded asset at closing for $65 million; and NorthStar I will transfer the junior interest in the NorthStar I excluded asset to the liquidating trust and the liquidating trust units will be distributed pro rata to NorthStar I stockholders. Any portion of the NorthStar I excluded asset transferred to a liquidating trust is referred to as the NorthStar I retained asset. Refer to the section entitled “The Liquidating Trust” beginning on page 298 of this joint proxy statement/prospectus for additional information.

Q:	What is the liquidating trust?

A:	Prior to the completion of the NorthStar I merger, NorthStar I will transfer the NorthStar I retained asset (as described in the section entitled “The Liquidating Trust—Background” beginning on page 298 of this joint proxy statement/prospectus) to a newly formed Delaware limited liability company (which we refer to as Holdco). NorthStar I will then contribute all of the membership interests in Holdco to the liquidating trust, which will be a trust formed under Maryland law for the benefit of NorthStar I stockholders as beneficiaries. It is anticipated that, prior to the NorthStar I merger, NorthStar I will make a special distribution to NorthStar I stockholders of one non-transferable liquidating trust unit for each share of NorthStar I common stock that they hold. Holdco will hold the NorthStar I retained asset, and will endeavor to sell, transfer or otherwise dispose of the NorthStar I retained asset. Holdco will distribute to the liquidating trust, and the liquidating trust will distribute to holders of liquidating trust units, the net proceeds received with respect to the NorthStar I retained asset, including net proceeds from any sale, transfer or other disposition of the NorthStar I retained asset, all after the payment of certain administrative expenses and other costs.

Q:	Who will manage and oversee the liquidating trust?

A:	The liquidating trust will be governed by a board of trustees. It is anticipated that the board of trustees will consist of one or more trustee(s), all of whom will be independent. The liquidating trust will enter into a management services agreement with an advisor, which advisor will be an affiliate of CLNS, to service and assist in the sale, transfer or other disposition of the NorthStar I retained asset, and to provide administrative services to the liquidating trust and its subsidiaries (including Holdco). It is expected that the compensation payable to the advisor under a management services agreement will be equal to an annual management fee of 1.25% of the liquidating trust’s net assets.

Q:	What will NorthStar I stockholders potentially receive from the liquidating trust with respect to the NorthStar I retained asset?

A:	NorthStar I stockholders will receive the value of the NorthStar I retained asset in the form of liquidating trust units. NorthStar I expects that the liquidating trust will make distributions to unitholders of the liquidating trust of interest and principal payments on the NorthStar I retained asset and net proceeds from any sale, transfer or other disposition of the NorthStar I retained asset, all after the payment of certain administrative expenses and other costs. Assuming that (i) the unpaid principal balance (including a 1% exit fee) of the NorthStar I excluded asset remains approximately $151.65 million and (ii) a senior interest in the NorthStar I excluded asset having a $65.0 million principal balance is sold for $65.0 million, then the NorthStar I retained asset would consist of a junior interest in the NorthStar I excluded asset having an approximately $86.65 million principal balance, or approximately $0.73 attributable to each outstanding share of NorthStar I common stock. In addition, assuming that all contractual interest and fees are paid by the borrower group with respect to the NorthStar I excluded asset, it is expected that such payments will generate sufficient cash to pay interest and fees to which the senior interest will be entitled and certain administrative expenses and other costs associated with the liquidating trust, with any remaining interest and fees distributed to holders of liquidating trust units from time to time. Notwithstanding the foregoing, the NorthStar I special committee has not obtained any third-party valuation of the NorthStar I retained asset, the estimated amount or value of future distributions to unitholders of the liquidating trust of interest and principal payments on the NorthStar I retained asset, or the estimated amount of net proceeds from any sale, transfer or other disposition of the NorthStar I retained asset (excluding in each case certain administrative expenses and other costs associated with the liquidating trust). The actual amounts of any distributions made to unitholders of the liquidating trust are subject to various and significant uncertainties, many of which are beyond the control of NorthStar I, the liquidating trust or the trustee(s), and which could cause actual results to differ materially from current expectations. Statements about the value of, or distributions to be received by holders of, liquidating trust units involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the liquidating trust to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements, including the actual amounts potentially to be received from the liquidating trust, if any, the timing of such distributions and the market price for the NorthStar I retained asset at the time of any sale, transfer or other disposition by the liquidating trust, including costs related thereto. The holders of NorthStar I common stock may receive less than expected or nothing from the liquidating trust, and should consider this risk in evaluating the NorthStar I merger. If the borrower group under the NorthStar I retained asset defaults, the liquidating trust may not be able to recover the full principal amount of the NorthStar I retained asset and interest thereon and it may incur costs of collection, property protection costs, or costs associated with a conversion of the NorthStar I retained asset to equity. In addition, the liquidating trust will incur management fees and other administrative costs that will be payable from payments of principal and interest under the NorthStar I retained asset before the proceeds of the NorthStar I retained asset can be distributed to holders of liquidating trust units.

Q:	What are the principal U.S. federal income tax consequences of the Mergers and related transactions to U.S. holders of NorthStar I and NorthStar II common stock?

A:

The parties intend for each of (i) the NorthStar I merger and (ii) the NorthStar II merger, to qualify as a reorganization under Section 368(a)(1) of the Internal Revenue Code of 1986, as amended, or the Code. It is a condition to the closing of the Combination that: (a) Alston & Bird LLP, which we refer to as Alston & Bird, or other counsel reasonably acceptable to the parties, deliver to NorthStar I an opinion that the NorthStar I merger will qualify as a reorganization under Section 368(a)(1) of the Code; and (b) Greenberg Traurig,

LLP, which we refer to as Greenberg Traurig, or other counsel reasonably acceptable to the parties, deliver to NorthStar II an opinion that the NorthStar II merger will qualify as a reorganization under Section 368(a)(1) of the Code. On the basis of the foregoing opinions, a U.S. holder (as defined on page 224 of this joint proxy statement/prospectus) of NorthStar I common stock or NorthStar II common stock will generally not recognize any gain or loss for U.S. federal income tax purposes as a result of the Mergers, except with respect to cash received in lieu of fractional shares in connection with the Mergers.

As described above in “Will any assets of NorthStar I or NorthStar II be excluded from the Combination?”, NorthStar I will transfer any unsold portion of the NorthStar I excluded asset to a liquidating trust, the beneficial interests of which will be distributed pro rata to NorthStar I stockholders prior to the NorthStar I merger. Holders of liquidating trust units will be subject to tax on their share of the income or gain of the liquidating trust without regard to the amount, if any, of distributions they receive from the liquidating trust.

Stockholders of NorthStar I and NorthStar II may be subject to tax on any special distributions prior to the Mergers, which may include cash or, in the case of NorthStar I stockholders, units representing beneficial interests in the liquidating trust. The tax consequences of the stockholders’ receipt of the special distributions will depend on, among other things, the amount of the paying corporation’s current and accumulated earnings and profits.

The particular consequences of the Mergers and related transactions to each stockholder depend on such holder’s particular facts and circumstances. Stockholders are urged to consult their tax advisors to understand fully the consequences to them of the Mergers and related transactions in their specific circumstances. A more detailed discussion of the U.S. federal income tax considerations relevant to the Mergers and liquidating trust can be found in the section entitled “U.S. Federal Income Tax Consequences—U.S. Federal Income Tax Consequences of the Mergers and the Special Distribution” and “U.S. Federal Income Tax Consequences—Ownership of Units in the Liquidating Trust” beginning on page 228 of this joint proxy statement/prospectus.

Q:	How will my rights as a stockholder of the Company following the Combination differ from my current rights as a stockholder of NorthStar I and/or NorthStar II?

A:	Prior to the completion of the Combination, the Company will file with the State Department of Assessments and Taxation of Maryland, the Articles of Amendment and Restatement of Colony NorthStar Credit Real Estate, Inc., a form of which is attached as Annex B to this joint proxy statement/prospectus, which we refer to as the Company charter. Concurrently with the acceptance for record by the State Department of Assessments and Taxation of Maryland of the Company charter, the Amended and Restated Bylaws of Colony NorthStar Credit Real Estate, Inc., a form of which is attached as Annex C to this joint proxy statement/prospectus, which we refer to as the Company bylaws, will become effective.

Following completion of the Combination, the rights of stockholders of NorthStar I and NorthStar II who become stockholders of the Company in the Mergers will be governed by the laws of the State of Maryland and the Company charter and the Company bylaws. Refer to the section entitled “Comparison of Rights of Stockholders of NorthStar I and NorthStar II with the Rights of Stockholders of the Company” beginning on page 326 of this joint proxy statement/prospectus for additional information.

Q:	What do I need to do now?

A:

After you have carefully read this joint proxy statement/prospectus, please respond by completing, signing and dating your proxy card or voting instruction card and returning it in the enclosed postage-paid return envelope or, if available, by authorizing your proxy by one of the other methods specified in your proxy card or voting instruction card as promptly as possible so that your shares of NorthStar I common stock and/or NorthStar II common stock will be represented and voted at the NorthStar I special meeting or the NorthStar II special meeting, as applicable.

Refer to your proxy card or voting instruction card forwarded by your broker or other nominee to see which voting options are available to you.

The method by which you submit a proxy will in no way limit your right to vote at the NorthStar I special meeting and/or the NorthStar II special meeting if you later decide to attend the meeting in person. However, if your shares of NorthStar I common stock and/or NorthStar II common stock are held in the name of a broker or other nominee, you must obtain a “legal proxy,” executed in your favor, from your broker or other nominee, to be able to vote in person at the NorthStar I special meeting and/or the NorthStar II special meeting, as applicable. Obtaining a legal proxy may take several days and must be obtained prior to your attending the applicable NorthStar Company’s special meeting in order to vote your shares at that meeting.

Q:	How do I vote?

A:	If you are a holder of record of NorthStar I common stock and/or NorthStar II common stock, you may have your shares of NorthStar I common stock and/or NorthStar II common stock voted on matters presented at the applicable NorthStar Company’s special meeting by proxy (through the internet, by telephone or by signing, dating and returning the accompanying proxy card in the enclosed postage-paid return envelope) or in person. You do not need to attend your NorthStar Company’s special meeting in order to vote your shares. If you are a beneficial owner of NorthStar I common stock and/or NorthStar II common stock, you should receive instructions from your broker or other nominee that you must follow in order to have your shares of common stock voted.

For additional information regarding how to vote your shares of common stock, refer to the sections entitled “The NorthStar I Special Meeting—How to Vote Your Shares” beginning on page 97 of this joint proxy statement/prospectus and/or “The NorthStar II Special Meeting—How to Vote Your Shares” beginning on page 106 of this joint proxy statement/prospectus.

Q:	When and where is the NorthStar I special meeting?

A:	The NorthStar I special meeting will be held at the offices of J.P. Morgan, located at 270 Park Avenue, 11th Floor, New York, New York 10017 on January 18, 2018, commencing at 9:00 a.m. (Eastern Time).

Q:	When and where is the NorthStar II special meeting?

A:	The NorthStar II special meeting will be held at the offices of J.P. Morgan, located at 270 Park Avenue, 11th Floor, New York, New York 10017 on January 18, 2018, commencing at 10:00 a.m. (Eastern Time).

Q:	Who can vote at the NorthStar I special meeting?

A:

All NorthStar I stockholders of record as of the close of business on November 28, 2017, the record date for the NorthStar I special meeting, are entitled to receive notice of and to vote at the NorthStar I special meeting, except for those not entitled to vote on the NorthStar I merger pursuant to the NorthStar I charter. The NorthStar I charter provides that, with respect to shares of NorthStar I common stock owned by NorthStar I’s advisor, any director of NorthStar I or any of their respective affiliates, none of NorthStar I’s advisor, the directors of NorthStar I or their respective affiliates (including NorthStar II, CLNS and any of the directors of NorthStar II) may vote or consent on matters submitted to the NorthStar I stockholders regarding any transaction between NorthStar I and any of them. Thus, such persons are not entitled to vote on the NorthStar I merger. As of the record date, there were 119,333,203.167 shares of NorthStar I common stock outstanding and entitled to vote at the NorthStar I special meeting, held by approximately 23,157 holders of record. Each holder of NorthStar I common stock is entitled to one vote on each proposal presented at the NorthStar I special meeting for each share of NorthStar I common stock that such holder owned on the record date for the NorthStar I special meeting.

Q:	Who can vote at the NorthStar II special meeting?

A:	All NorthStar II stockholders of record as of the close of business on November 28, 2017, the record date for the NorthStar II special meeting, are entitled to receive notice of and to vote at the NorthStar II special meeting, except for those not entitled to vote on the NorthStar II merger pursuant to the NorthStar II charter. The NorthStar II charter provides that, with respect to shares of NorthStar II common stock owned by NorthStar II’s advisor, any director of NorthStar II or any of their respective affiliates, none of NorthStar II’s advisor, the directors of NorthStar II or their respective affiliates (including NorthStar I, CLNS and any of the directors of NorthStar I) may vote or consent on matters submitted to the NorthStar II stockholders regarding any transaction between NorthStar II and any of them. Thus, such persons are not entitled to vote on the NorthStar II merger. As of the record date, there were 114,942,838.318 shares of NorthStar II common stock outstanding and entitled to vote at the NorthStar II special meeting, held by approximately 23,265 holders of record. Each holder of NorthStar II common stock is entitled to one vote on each proposal presented at the NorthStar II special meeting for each share of NorthStar II common stock that such holder owned on the record date for the NorthStar II special meeting.

Q:	What constitutes a quorum for purposes of the NorthStar I special meeting?

A:	The holders of 50% of the outstanding shares of NorthStar I common stock entitled to vote on a matter at the NorthStar I special meeting, present in person or represented by proxy, will constitute a quorum at the NorthStar I special meeting. All shares of NorthStar I common stock, represented in person or by proxy, including abstentions and broker non-votes, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the NorthStar I special meeting. The NorthStar I adjournment proposal may be approved without a quorum being present.

For a more detailed description of what constitutes a quorum for purposes of the NorthStar I special meeting, refer to the section entitled “The NorthStar I Special Meeting” beginning on page 94 of this joint proxy statement/prospectus.

Q:	What constitutes a quorum for purposes of the NorthStar II special meeting?

A:	The holders of 50% of the outstanding shares of NorthStar II common stock entitled to vote on a matter at the NorthStar II special meeting, present in person or represented by proxy, will constitute a quorum at the NorthStar II special meeting. All shares of NorthStar II common stock, represented in person or by proxy, including abstentions and broker non-votes, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the NorthStar II special meeting. The NorthStar II adjournment proposal may be approved without a quorum being present.

For a more detailed description of what constitutes a quorum for purposes of the NorthStar II special meeting, refer to the section entitled “The NorthStar II Special Meeting” beginning on page 104 of this joint proxy statement/prospectus.

Q:	What vote is required to approve the proposals at the NorthStar I special meeting?

A:	Approval of the NorthStar I merger proposal, the NorthStar I first charter amendment proposal and the NorthStar I second charter amendment proposal requires the affirmative vote of the holders of a majority of the outstanding shares of NorthStar I common stock entitled to vote on such proposals. If you abstain or fail to vote your shares, including shares held by a broker or other nominee, in favor of the NorthStar I merger proposal, the NorthStar I first charter amendment proposal and the NorthStar I second charter amendment proposal, this will have the same effect as a vote “AGAINST” such proposals. The Combination may not be completed unless each of the NorthStar I merger proposal, the NorthStar I first charter amendment proposal and the NorthStar I second charter amendment proposal are so approved.

Approval of the NorthStar I adjournment proposal requires the affirmative vote of a majority of the votes cast on such proposal. Abstentions will have no effect on the approval of this proposal regardless of whether a quorum is present. Failures to vote and broker non-votes will have no effect on the approval of this proposal if a quorum is present. The NorthStar I adjournment proposal also may be approved without a quorum being present by the affirmative vote of the holders of a majority of the shares of NorthStar I common stock present or represented by proxy at the NorthStar I special meeting. Under NorthStar I’s bylaws, in the event that a quorum is not present or represented by proxy at the NorthStar I special meeting, in addition to an adjournment pursuant to the NorthStar I adjournment proposal, the chairperson of the NorthStar I special meeting has the power to adjourn or recess the meeting to a date not more than 120 days after the original record date without notice other than announcement at the special meeting.

Your vote is important. We encourage you to submit a proxy to vote your shares of NorthStar I common stock as promptly as possible so that your shares may be represented and voted at the NorthStar I special meeting.

Q:	What vote is required to approve the proposals at the NorthStar II special meeting?

A:	Approval of the NorthStar II merger proposal and the NorthStar II charter amendment proposal requires the affirmative vote of the holders of a majority of the outstanding shares of NorthStar II common stock entitled to vote on such proposals. If you abstain or fail to vote your shares, including shares held by a broker or other nominee, in favor of the NorthStar II merger proposal and the NorthStar II charter amendment proposal, this will have the same effect as a vote “AGAINST” such proposals. The Combination may not be completed unless each of the NorthStar II merger proposal and the NorthStar II charter amendment proposal are so approved.

Approval of the NorthStar II adjournment proposal requires the affirmative vote of a majority of the votes cast on such proposal. Abstentions will have no effect on the approval of this proposal regardless of whether a quorum is present. Failures to vote and broker non-votes will have no effect on the approval of this proposal if a quorum is present. The NorthStar II adjournment proposal also may be approved without a quorum being present by the affirmative vote of the holders of a majority of the shares of NorthStar II common stock present or represented by proxy at the NorthStar II special meeting. Under NorthStar II’s bylaws, in the event that a quorum is not present or represented by proxy at the NorthStar II special meeting, in addition to an adjournment pursuant to the NorthStar II adjournment proposal, the chairperson of the NorthStar II special meeting has the power to adjourn or recess the meeting to a date not more than 120 days after the original record date without notice other than announcement at the special meeting.

Your vote is important. We encourage you to submit a proxy to vote your shares of NorthStar II common stock as promptly as possible so that your shares may be represented and voted at the NorthStar II special meeting.

Q:	What is the difference between holding shares as a stockholder of record and as a beneficial owner?

A:	If your shares are registered directly in your name with DST Systems, Inc., the transfer agent of NorthStar I and NorthStar II, you are considered the stockholder of record with respect to those shares. As the stockholder of record, you have the right to vote by granting your voting rights directly to NorthStar I or NorthStar II, as applicable, or to a third party or by voting in person at the NorthStar I special meeting or the NorthStar II special meeting, as applicable.

If your shares are held by a broker or other nominee, you are considered the beneficial owner of shares held in “street name,” and your broker or other nominee is considered the stockholder of record with respect to those shares. Your broker or other nominee should send you, as the beneficial owner, a package describing the procedure for voting your shares. You should follow the instructions provided by them to vote your shares. You are invited to attend the NorthStar I special meeting or the NorthStar II special meeting, as applicable; however, you may not vote these shares in person at your NorthStar Company’s special meeting unless you obtain a “legal proxy” from your broker or other nominee that holds your shares, giving you the right to vote the shares at the meeting. Obtaining a legal proxy may take several days and must be obtained prior to your attending your NorthStar Company’s special meeting in order to vote your shares at that meeting.

Refer to the sections entitled “The NorthStar I Special Meeting—Stockholders of Record and Beneficial Owners” beginning on page 95 of this joint proxy statement/prospectus and/or “The NorthStar II Special Meeting—Stockholders of Record and Beneficial Owners” beginning on page 105 of this joint proxy statement/prospectus.

Q:	If my shares of NorthStar I common stock or NorthStar II common stock are held in “street name” by my broker or other nominee, will my broker or other nominee vote my shares of common stock for me?

A:	Unless you instruct your broker or other nominee how to vote your shares of NorthStar I common stock and NorthStar II common stock held in “street name,” your shares will NOT be voted.

If your shares are held by a broker or other nominee, you must provide your broker or other nominee with instructions on how to vote your shares. Please follow the voting instructions provided by your broker or other nominee. You should also be aware that you may not vote shares of NorthStar I common stock or NorthStar II common stock held in “street name” by returning a proxy card directly to NorthStar I or NorthStar II or by voting in person at the NorthStar I special meeting or the NorthStar II special meeting unless you provide a “legal proxy,” which you must obtain from your broker or other nominee.

A broker non-vote occurs when a broker or other nominee holds shares for a beneficial owner but cannot vote on a proposal because the broker or other nominee does not have the discretionary power to do so and has not received instructions from the beneficial owner. Broker non-votes will be counted in determining the presence of a quorum at your NorthStar Company’s special meeting but will not be voted at that special meeting.

Consequently:

•	broker non-votes will have the same effect as votes “AGAINST” the NorthStar I merger proposal, the NorthStar I first charter amendment proposal and the NorthStar I second charter amendment proposal, but will have no effect on the NorthStar I adjournment proposal; and

•	broker non-votes will have the same effect as votes “AGAINST” the NorthStar II merger proposal and the NorthStar II charter amendment proposal, but will have no effect on the NorthStar II adjournment proposal.

Q:	What happens if I abstain or fail to vote?

A:	For purposes of each of the NorthStar I special meeting and the NorthStar II special meeting, an abstention occurs when a stockholder attends the applicable special meeting in person and does not vote or returns a proxy with an “ABSTAIN” vote, or if you hold your shares through a broker or other nominee, you instruct your broker or other nominee to abstain from voting your shares. If you:

•	abstain or fail to vote with respect to any of the merger proposals or the charter amendment proposals, it will have the same effect as a vote “AGAINST” the applicable merger proposal or charter amendment proposal and, consequently, the Combination; and

•	abstain or fail to vote with respect to the NorthStar I and NorthStar II adjournment proposals, regardless of whether a quorum is present, it will have no effect on the approval of the applicable adjournment proposal.

Q:	When is the Combination expected to close?

A:	Subject to the satisfaction or waiver of the closing conditions described under the section entitled “The Combination Agreement—Conditions to Completion of the Combination” beginning on page 273 of this joint proxy statement/prospectus, including the approval of the merger proposals and charter amendment proposals by the stockholders of NorthStar I and NorthStar II, the transaction is expected to close in the first quarter of 2018. However, it is possible that factors outside the control of the NorthStar Companies could result in the Combination being completed at a later time or not at all. There may be a substantial amount of time between the respective special meetings and the completion of the Combination.

Q:	What are the conditions to the completion of the Combination?

A:	In addition to the stockholder approval of the NorthStar I merger proposal, the NorthStar II merger proposal, the NorthStar I first charter amendment proposal, the NorthStar I second charter amendment proposal and the NorthStar II charter amendment proposal described above, completion of the Combination is subject to the satisfaction or waiver of a number of other conditions, including:

•	approval for listing of Company class A common stock on a national securities exchange in connection with either an IPO or a Listing;

•	receipt of required regulatory approvals;

•	the absence of any governmental authority of competent jurisdiction enacting any law or similar decree or taking any action to prevent or prohibit the consummation of the Combination;

•	effectiveness of the registration statement on Form S-4, of which this joint proxy statement/prospectus is a part, and the absence of any stop order or proceeding seeking a stop order, in each case with respect to the Mergers;

•	receipt by NorthStar I, NorthStar II and CLNS OP of opinions of counsel regarding certain tax matters (including REIT qualification matters);

•	accuracy of representations and warranties under the combination agreement (subject to certain materiality exceptions);

•	performance in all material respects by NorthStar I, NorthStar II, CLNS OP, the Company and the other signatories to the combination agreement of their respective obligations under the combination agreement;

•	the absence of a material adverse effect on NorthStar I, NorthStar II and the Contributed Entities;

•	the execution of a registration rights agreement;

•	the execution of a stockholders agreement; and

•	the execution of an ownership waiver letter for CLNS OP.

For a more complete summary of the conditions that must be satisfied or waived prior to the completion of the Mergers, refer to the section entitled “The Combination Agreement—Conditions to Completion of the Combination” beginning on page 273 of this joint proxy statement/prospectus.

Q:	What will happen to outstanding NorthStar I restricted common stock in the Mergers?

A:	At the effective time of the NorthStar I merger, each outstanding share of NorthStar I restricted common stock granted under the Long Term Incentive Plan of NorthStar I or otherwise denominated in shares of NorthStar I restricted common stock will vest in connection with the consummation of the NorthStar I merger, and the holder thereof will be entitled to receive the number of shares of the Company common stock represented by such vested number of shares of NorthStar I restricted common stock multiplied by the NorthStar I exchange ratio, classified as follows: (i) in the event of a Listing, 100% as shares of Company class A common stock, and (ii) in the event of an IPO, (x) 15% as shares of Company class B-1 common stock, and (y) 85% as shares of Company class B-2 common stock. No fractional shares of the Company will be issued, rather such fractional shares will be paid in cash in lieu of the issuance of fractional shares. Refer to the section entitled “The Combination Agreement—The Combination and Related Transactions—Treatment of NorthStar I Restricted Common Stock” beginning on page 268 of this joint proxy statement/prospectus.

For additional information regarding the treatment of NorthStar I restricted common stock held by NorthStar I’s directors and executive officers, refer to the section entitled “The Combination and Related Transactions—Interests of NorthStar I’s Directors and Executive Officers in the Combination” beginning on page 180 of this joint proxy statement/prospectus.

Q:	What will happen to outstanding NorthStar II restricted common stock in the Mergers?

A:	At the effective time of the NorthStar II merger, each outstanding share of NorthStar II restricted common stock granted under the Long Term Incentive Plan of NorthStar II or otherwise denominated in shares of NorthStar II restricted common stock will vest in connection with the consummation of the NorthStar II merger, and the holder thereof will be entitled to receive the number of shares of the Company common stock represented by such vested number of shares of NorthStar II restricted common stock multiplied by the NorthStar II exchange ratio, classified as follows: (i) in the event of a Listing, 100% as shares of Company class A common stock, and (ii) in the event of an IPO, (x) 15% as shares of Company class B-1 common stock, and (y) 85% as shares of Company class B-2 common stock. No fractional shares of the Company will be issued, rather such fractional shares will be paid in cash in lieu of the issuance of fractional shares. Refer to the section entitled “The Combination Agreement—The Combination and Related Transactions—Treatment of NorthStar II Restricted Common Stock” beginning on page 269 of this joint proxy statement/prospectus.

For additional information regarding the treatment of NorthStar II restricted common stock held by NorthStar II’s directors and executive officers, refer to the section entitled “The Combination and Related Transactions—Interests of NorthStar II’s Directors and Executive Officers in the Combination” beginning on page 182 of this joint proxy statement/prospectus.

Q:	Where will my shares of Company common stock be publicly traded?

A:	NorthStar I, NorthStar II and CLNS anticipate that the Company class A common stock will be listed on a national securities exchange upon the consummation of the Combination under the symbol “CLNC.” However, in the event of an IPO, NorthStar I stockholders and NorthStar II stockholders will receive shares of Company class B common stock in the Mergers, which Company class B common stock will not be listed on a national securities exchange but will convert to Company class A common stock in accordance with the terms of the Company class B common stock.

Q:	Why is a listing potentially beneficial for NorthStar I and NorthStar II stockholders?

A:	NorthStar I, NorthStar II and CLNS believe that the public markets value mortgage REITs favorably today. Given the current market dynamics that support the core investment strategy of NorthStar I and NorthStar II, moving toward a publicly traded vehicle with scale and diversification should allow the Company to be well-positioned to capitalize on the attractive backdrop for commercial real estate, which we refer to as CRE, lending. In addition, NorthStar I and NorthStar II stockholders will benefit from transparent, market-driven pricing for the shares of the Company common stock and, in the event of a Listing, immediately will benefit from, and in the event of an IPO, upon conversion of Company class B common stock received by NorthStar I and NorthStar II stockholders in the Mergers, will benefit from, enhanced liquidity for their holdings, as well as a more efficient, market-driven fee structure, with no acquisition or disposition fees.

Q:	Who will serve on the Company board of directors following the Combination?

A:	Following the consummation of the Combination, the Company board of directors will consist of seven members, including four independent directors. The identity of these directors will be identified prior to the closing of the Combination.

Q:	Where will the Company be located and who will serve in senior leadership roles following the Mergers?

A:	Following the Mergers, the Company will maintain a significant presence in Los Angeles, California and New York, New York.

Currently, the following individuals have been identified as senior executives of the Company:

•	Kevin P. Traenkle—Chief Executive Officer and President; and
•	Sujan S. Patel—Chief Financial Officer and Treasurer.

Additional executive officers of the Company, if any, will be identified at a later date.

Q:	Are NorthStar I stockholders entitled to appraisal rights?

A:	NorthStar I stockholders are not entitled to exercise appraisal rights in connection with the NorthStar I merger or the other proposals to be considered at the meeting.

Because the consummation of the Combination is conditioned on the approval of the NorthStar I second charter amendment proposal, NorthStar I stockholders who vote “no” with respect to the NorthStar I merger will not be entitled to receive cash in an amount equal to the stockholder’s pro rata share of the appraised value of NorthStar I’s net assets. NorthStar I believes that it would not be practical to complete the Combination if it were required to comply with the provisions of its charter applicable to Roll-Up Transactions.

Refer to the section entitled “No Appraisal Rights” beginning on page 353 of this joint proxy statement/prospectus.

Q:	Are NorthStar II stockholders entitled to appraisal rights?

A:	NorthStar II stockholders are not entitled to exercise appraisal rights in connection with the NorthStar II merger or the other proposals to be considered at the meeting.

Because the consummation of the Combination is conditioned on the approval of the NorthStar II charter amendment proposal, NorthStar II stockholders who vote “no” with respect to the NorthStar II merger will not be entitled to receive cash in an amount equal to the stockholder’s pro rata share of the appraised value of NorthStar II’s net assets. NorthStar II believes that it would not be practical to complete the Combination if it were required to comply with the provisions of its charter applicable to Roll-Up Transactions.

Refer to the section entitled “No Appraisal Rights” beginning on page 353 of this joint proxy statement/prospectus.

Q:	Do any of NorthStar I’s directors or executive officers have interests in the Combination that may differ from those of NorthStar I stockholders?

A:	Certain NorthStar I directors and executive officers have interests in the Combination that are different from, or in addition to, their interests as NorthStar I stockholders. The NorthStar I special committee, comprised entirely of independent directors who are not also directors of NorthStar II, was aware of and considered these interests, among other matters, in evaluating the combination agreement and the Combination, including the NorthStar I merger, and recommended unanimously that the NorthStar I board of directors recommend that the NorthStar I stockholders vote “FOR” the NorthStar I merger proposal, “FOR” the NorthStar I first charter amendment proposal, “FOR” the NorthStar I second charter amendment proposal and “FOR” the NorthStar I adjournment proposal. For a description of these interests, refer to the section entitled “The Combination and Related Transactions—Interests of NorthStar I’s Directors and Executive Officers in the Combination” beginning on page 180 of this joint proxy statement/prospectus.

Q:	Do any of NorthStar II’s directors or executive officers have interests in the Combination that may differ from those of NorthStar II stockholders?

A:	Certain NorthStar II directors and executive officers have interests in the Combination that are different from, or in addition to, their interests as NorthStar II stockholders. The NorthStar II special committee, comprised entirely of independent directors who are not also directors of NorthStar I, was aware of and considered these interests, among other matters, in evaluating the combination agreement and the Combination, including the NorthStar II merger, and recommended unanimously that the NorthStar II board of directors recommend that the NorthStar II stockholders vote “FOR” the NorthStar II merger proposal, “FOR” the NorthStar II charter amendment proposal and “FOR” the NorthStar II adjournment proposal. For a description of these interests, refer to the section entitled “The Combination and Related Transactions—Interests of NorthStar II’s Directors and Executive Officers in the Combination” beginning on page 182 of this joint proxy statement/prospectus.

Q:	Where can I find the voting results of the NorthStar I special meeting and the NorthStar II special meeting?

A:	The preliminary voting results at the NorthStar I special meeting and the NorthStar II special meeting will be announced at each of the NorthStar I special meeting and the NorthStar II special meeting, respectively. In addition, within four business days following certification of the final voting results, NorthStar I and NorthStar II each intends to file its final voting results with the U.S. Securities and Exchange Commission, which we refer to as the SEC, on a Current Report on Form 8-K.

Q:	Do I need to do anything in respect of my shares now?

A:	No. Promptly after the closing of the Mergers, NorthStar I and NorthStar II stockholders will receive a letter of transmittal from the Company’s exchange agent and instructions for how to effectuate the exchange of shares of NorthStar I common stock and NorthStar II common stock for the applicable Merger consideration.

Q:	If I give a proxy, how will my proxy be voted?

A:	All shares of NorthStar I common stock entitled to vote and represented by properly completed proxies received prior to the NorthStar I special meeting, and not revoked, will be voted at the NorthStar I special meeting as instructed on the proxies. You may vote “FOR,” “AGAINST” or “ABSTAIN” with respect to any proposal. If you are a stockholder of record and you properly sign, date and return a proxy card but do not indicate how your shares of NorthStar I common stock should be voted on a matter, the shares of NorthStar I common stock represented by your proxy will be voted as the NorthStar I board of directors recommends and therefore “FOR” the NorthStar I merger proposal, “FOR” the NorthStar I first charter amendment proposal, “FOR” the NorthStar I second charter amendment proposal and “FOR” the NorthStar I adjournment proposal.

All shares of NorthStar II common stock entitled to vote and represented by properly completed proxies received prior to the NorthStar II special meeting, and not revoked, will be voted at the NorthStar II special meeting as instructed on the proxies. You may vote “FOR,” “AGAINST” or “ABSTAIN” with respect to any proposal. If you are a stockholder of record and you properly sign, date and return a proxy card but do not indicate how your shares of NorthStar II common stock should be voted on a matter, the shares of NorthStar II common stock represented by your proxy will be voted as the NorthStar II board of directors recommends and therefore “FOR” the NorthStar II merger proposal, “FOR” the NorthStar II charter amendment proposal and “FOR” the NorthStar II adjournment proposal.

Q:	Can I revoke my proxy or change my vote after I have delivered my proxy?

A:	Yes. You can revoke your proxy or change your vote before your proxy votes your shares in any of the three following ways:

•	by sending a written notice to the Secretary of NorthStar I or the Secretary of NorthStar II, as applicable, at the address for NorthStar I or NorthStar II, as applicable, set forth below, which notice must be received by NorthStar I’s Secretary by 11:59 p.m. (Eastern Time) on the business day prior to the date of the NorthStar I special meeting or by NorthStar II’s Secretary by 11:59 p.m. (Eastern Time) on the business day prior to the date of the NorthStar II special meeting, as applicable, stating that you would like to revoke your proxy;

•	by completing, signing and dating another proxy card and returning it by mail in time to be received before the NorthStar I special meeting or the NorthStar II special meeting, as applicable, or by authorizing a later dated proxy by the Internet or telephone, if applicable, in which case your later-authorized proxy will be recorded and your earlier proxy revoked; or

•	by attending the NorthStar I special meeting and/or the NorthStar II special meeting, as applicable, and voting in person. Simply attending the NorthStar I special meeting and/or the NorthStar II special meeting without voting will not revoke your proxy or change your vote.

If your shares of NorthStar I common stock and/or NorthStar II common stock are held in an account at a broker or other nominee and you desire to change your vote or vote in person, you should contact your broker or other nominee for instructions on how to do so.

Q:	What should I do if I receive more than one set of voting materials for the NorthStar I special meeting and/or the NorthStar II special meeting?

A:	Please complete, sign, date and return each proxy card and voting instruction card that you receive or, if available, please submit your proxy by telephone or over the Internet. You may receive more than one set of voting materials for the NorthStar I special meeting and/or the NorthStar II special meeting, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares of NorthStar I common stock and/or NorthStar II common stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares of NorthStar I common stock and/or NorthStar II common stock. If you are a holder of record and your shares of NorthStar I common stock and/or NorthStar II common stock are registered in more than one name, you may receive more than one proxy card.

Q:	What happens if I am a stockholder of more than one of the NorthStar Companies?

A:	You will receive separate proxy cards for each of NorthStar I and NorthStar II, and you must complete, sign and date each proxy card and return each proxy card in the appropriate postage-paid return envelope or, if available, by authorizing a proxy by one of the other methods specified in your proxy card or voting instruction card for each of NorthStar I and NorthStar II.

Q:	What happens if I transfer my shares of NorthStar I common stock before the NorthStar I special meeting?

A:	The record date for the NorthStar I special meeting is earlier than both the date of the NorthStar I special meeting and the effective time of the NorthStar I merger. If you transfer your shares of NorthStar I common stock after the record date of the NorthStar I special meeting, you will, unless the transferee requests a proxy from you, retain your right to vote at the NorthStar I special meeting but will transfer the right to receive the merger consideration to the person to whom you transfer your shares. In order to become entitled to receive the merger consideration, you must hold your shares of NorthStar I common stock through the effective time of the NorthStar I merger, which NorthStar I, NorthStar II and CLNS expect will occur in the first quarter of 2018.

Q:	What happens if I transfer my shares of NorthStar II common stock before the NorthStar II special meeting?

A:

The record date for the NorthStar II special meeting is earlier than both the date of the NorthStar II special meeting and the effective time of the NorthStar II merger. If you transfer your shares of NorthStar II common stock after the record date of the NorthStar II special meeting, you will, unless the transferee requests a proxy from you, retain your right to vote at the NorthStar II special meeting but will transfer the right to receive the merger consideration to the person to whom you transfer your shares. In order to become entitled to receive the merger consideration, you must hold your shares of NorthStar II common stock through the effective time of the NorthStar II merger, which NorthStar I, NorthStar II and CLNS expect will occur in the first quarter of 2018.

Q:	Will NorthStar I and NorthStar II continue to pay distributions prior to the closing of the Mergers?

A:	Yes, each of NorthStar I and NorthStar II expects to continue to pay its regular daily dividends of US$0.001917808 per share (in the case of shares of NorthStar II class T common stock, less the distribution fees that are payable with respect to such shares) in respect of any record date prior to the effective time of the Mergers.

In addition, the combination agreement contemplates that, immediately prior to the closing of the Combination, the Company will calculate the amount by which distributions by NorthStar I and NorthStar II from July 1, 2017 through the day immediately preceding the closing date (excluding the dividend payment made on July 1, 2017) have exceeded such company’s funds from operations. Prior to the closing of the Combination, a special dividend will be declared by whichever of the NorthStar companies has generated the least amount of cash leakage in excess of funds from operations in order to true up the agreed contribution values of NorthStar I and NorthStar II in relation to each other. In addition, following the CLNS OP Contribution and the RED REIT Contribution, but prior to the effective time of the Mergers, the Company will, if necessary, declare a special distribution to CLNS OP in an amount that is intended to true up CLNS OP for the difference between (i) the sum of (a) the loss in value of NorthStar I and NorthStar II as a result of the distributions made by NorthStar I and NorthStar II in excess of funds from operations from July 1, 2017 through the day immediately preceding the closing date (excluding the dividend payment made on July 1, 2017), (b) funds from operations for the Contributed Entities from July 1, 2017 through the day immediately preceding the closing date, (c) cash contributions or contributions of certain intercompany receivables made to the Contributed Entities from July 1, 2017 through the day immediately preceding the closing date and (d) the expected present value of certain unreimbursed operating expenses of NorthStar I and NorthStar II paid on each NorthStar company’s behalf by their respective advisors and (ii) cash distributions made by the Contributed Entities from July 1, 2017 through the day immediately preceding the closing date, excluding that certain distribution made by the Contributed Entities in July 2017 relating to the partial repayment of a certain investment, which we refer to as the Goodwill Distribution. Assuming a closing date of December 31, 2017, the Company does not expect the special distribution to CLNS as contemplated by the combination agreement to exceed $20 million.

Q:	What is the status of NorthStar I’s and NorthStar II’s DRP and SRP programs?

A:	In line with industry standard practices for transactions of this type and to ensure a stable share count through closing, in connection with the announcement of the Combination, each of NorthStar I and NorthStar II announced the suspension of both the distribution reinvestment plan, which we refer to as the DRP, and the share repurchase program, which we refer to as the SRP, until further notice. The suspension for the SRP was effective as of September 7, 2017 for each of NorthStar I and NorthStar II and as a result, no further share repurchases will be processed. The suspension for the DRP went into effect prior to the monthly distributions to be paid on or about October 1, 2017 for each of NorthStar I and NorthStar II and as a result, after the distribution on September 1, 2017, all NorthStar I stockholders and NorthStar II stockholders entitled to distributions will receive cash distributions until the completion of the Combination.

Q:	What happens if the Combination is not completed?

A:	If the Combination is not completed, the Mergers will not occur and stockholders of NorthStar I and NorthStar II will not receive any consideration in connection with the Mergers. Instead, NorthStar I and NorthStar II will each remain an independent company.

Q:	Who can answer my questions?

A:	If you have any questions about the Combination or how to submit your proxy, or need additional copies of this joint proxy statement/prospectus, the enclosed proxy card or voting instructions, you should contact:

NorthStar Real Estate Income Trust, Inc. 590 Madison Avenue, 34th Floor New York, New York 10022 Attention: General Counsel Telephone: (212) 547-2600 www.northstarsecurities.com/income	NorthStar Real Estate Income II, Inc. 590 Madison Avenue, 34th Floor New York, New York 10022 Attention: General Counsel Telephone: (212) 547-2600 www.northstarsecurities.com/income2

You can also contact the proxy solicitors hired by NorthStar I and NorthStar II as follows:

NorthStar I	NorthStar II
D.F. King & Co., Inc. 48 Wall Street, 22nd Floor New York, New York 10005 (NorthStar I stockholders only)	D.F. King & Co., Inc. 48 Wall Street, 22nd Floor New York, New York 10005 (NorthStar II stockholders only)

Banks and Brokers Call Collect: (212) 269-5550

To Vote Toll Free,

NorthStar I Stockholders May Call: (800) 967-0261; and

NorthStar II Stockholders May Call: (800) 755-7250.

NorthStar I has engaged D.F. King & Co., Inc. to assist in the solicitation of proxies for the NorthStar I special meeting. NorthStar I estimates it will pay D.F. King & Co., Inc. a fee of up to approximately $25,000 for the services to be performed. NorthStar I has also agreed to reimburse D.F. King & Co., Inc. for reasonable out-of-pocket expenses and disbursements incurred in connection with the proxy solicitation and to indemnify D.F. King & Co., Inc. against certain losses, costs and expenses. In addition to mailing the proxy solicitation material, NorthStar I directors and executive officers may also solicit proxies in person, by telephone or by any other electronic means of communication deemed appropriate. No additional compensation will be paid to NorthStar I’s directors and executive officers for such services.

NorthStar II has engaged D.F. King & Co., Inc. to assist in the solicitation of proxies for the NorthStar II special meeting. NorthStar II estimates it will pay D.F. King & Co., Inc. a fee of up to approximately $25,000 for the services to be performed. NorthStar II has also agreed to reimburse D.F. King & Co., Inc. for reasonable out-of-pocket expenses and disbursements incurred in connection with the proxy solicitation and to indemnify D.F. King & Co., Inc. against certain losses, costs and expenses. In addition to mailing the proxy solicitation material, NorthStar II directors and executive officers may also solicit proxies in person, by telephone or by any other electronic means of communication deemed appropriate. No additional compensation will be paid to NorthStar II’s directors and executive officers for such services.

SUMMARY

The following summary highlights some of the information contained in this joint proxy statement/prospectus. This summary may not contain all of the information that is important to you. For a more complete description of the combination agreement, the Combination, including the Mergers, and the related transactions we are proposing, NorthStar I, NorthStar II and the Company encourage you to read carefully this entire joint proxy statement/prospectus, including the attached Annexes and the other documents referred to herein. Each item in this summary includes a page reference directing you to a more complete discussion of that topic.

Parties to the Combination Agreement (Page 90)

CLNS Parties

Colony Capital Operating Company, LLC

CLNS OP, a Delaware limited liability company, is the operating company of CLNS. CLNS is a leading global real estate and investment management firm. CLNS has significant property holdings in the healthcare, industrial and hospitality sectors, other equity and debt investments, as well as an embedded institutional and retail investment management business. CLNS manages capital on behalf of its stockholders, as well as institutional and retail investors in private funds, non-traded and traded real estate investment trusts (“REITs”) and registered investment companies. CLNS also owns NorthStar Securities, LLC, a captive broker-dealer platform that raises capital in the retail market.

CLNS is organized as a Maryland corporation, was incorporated in May 2016, and intends to elect to be taxed as a REIT under the Code for U.S. federal income tax purposes beginning with its taxable year ending December 31, 2017.

CLNS conducts all of its activities and holds substantially all of its assets and liabilities through its operating subsidiary, CLNS OP. As of September 30, 2017, CLNS owned approximately 94.4% of CLNS OP, as its sole managing member. The remaining approximate 5.6% is owned primarily by certain employees of CLNS as noncontrolling interests.

NRF RED REIT Corp.

RED REIT, a Maryland corporation, is an indirect wholly owned subsidiary of CLNS OP.

NorthStar I Parties

NorthStar Real Estate Income Trust, Inc.

NorthStar I originates, acquires and asset manages a diversified portfolio of CRE debt, select equity and securities investments, predominantly in the United States. NorthStar I may also invest in CRE investments internationally. NorthStar I’s CRE debt investments include first mortgage loans, subordinate mortgage and mezzanine loans and participations in such loans and preferred equity interests. NorthStar I’s real estate equity investments include direct ownership in properties, which may be structurally senior to a third-party partner’s equity, as well as indirect interests in real estate through real estate private equity funds. NorthStar I’s CRE securities primarily consist of commercial mortgage-backed securities and may in the future include unsecured REIT debt, collateralized debt obligation notes and other securities. In addition, NorthStar I may own investments through joint ventures. NorthStar I was formed in January 2009 as a Maryland corporation and commenced operations in October 2010. It elected to be taxed as a REIT commencing with the taxable year ended December 31, 2010.

NorthStar I is externally managed by CNI NSI Advisors, LLC (formerly NSAM J-NSI Ltd), a subsidiary of CLNS, pursuant to an advisory agreement, and has no employees.

Substantially all of NorthStar I’s assets, directly or indirectly, are held by NorthStar I OP, a Delaware limited partnership and the operating partnership of NorthStar I. NorthStar I conducts its operations, directly or indirectly, through NorthStar I OP.

NorthStar Real Estate Income Trust Operating Partnership, LP

NorthStar I OP, a Delaware limited partnership, is the operating partnership of NorthStar I. NorthStar I OP holds, directly or indirectly, substantially all of NorthStar I’s assets.

NorthStar II Parties

NorthStar Real Estate Income II, Inc.

NorthStar II originates, acquires and asset manages a diversified portfolio of CRE debt, select equity and securities investments, predominantly in the United States. NorthStar II may also invest in CRE investments internationally. NorthStar II’s CRE debt investments include first mortgage loans, subordinate mortgage and mezzanine loans and participations in such loans and preferred equity interests. NorthStar II’s real estate equity investments include direct ownership in properties, which may be structurally senior to a third-party partner’s equity, as well as indirect interests in real estate through real estate private equity funds. NorthStar II’s CRE securities primarily consist of commercial mortgage-backed securities and may in the future include unsecured REIT debt, collateralized debt obligation notes and other securities. In addition, NorthStar II owns investments through joint ventures. NorthStar II was formed in December 2012 as a Maryland corporation and commenced operations in September 2013. It elected to be taxed as a REIT commencing with the taxable year ended December 31, 2013.

NorthStar II is externally managed by CNI NSII Advisors, LLC (formerly NSAM J-NSII Ltd), a subsidiary of CLNS, pursuant to an advisory agreement, and has no employees.

Substantially all of NorthStar II’s assets, directly or indirectly, are held by NorthStar II OP, a Delaware limited partnership and the operating partnership of NorthStar II. NorthStar II conducts its operations, directly or indirectly, through NorthStar II OP.

NorthStar Real Estate Income Operating Partnership II, LP

NorthStar II OP, a Delaware limited partnership, is the operating partnership of NorthStar II. NorthStar II OP holds, directly or indirectly, substantially all of NorthStar II’s assets.

The Company Parties

Colony NorthStar Credit Real Estate, Inc.

The Company, a Maryland corporation and a wholly owned subsidiary of CLNS, was formed in August 2017 solely for the purpose of facilitating the Combination and related transactions contemplated by the combination agreement. The Company intends to elect and qualify to be taxed as a REIT and will be externally managed and advised by a subsidiary of CLNS. The Company has not carried on any activities or operations to date, except for those activities incidental to its formation and undertaken in connection with the transactions contemplated by the combination agreement. The Company will be the publicly traded entity for the combined company upon completion of the Combination.

Credit RE Operating Company, LLC

Company OP, a Delaware limited liability company, is the operating company of the Company and a wholly owned subsidiary of the Company.

The Combination and Related Transactions (Page 112)

The terms and conditions of the Combination and certain other transactions are contained in the combination agreement, a copy of which is attached to this joint proxy statement/prospectus as Annex A. In connection with the transactions contemplated under the combination agreement, the parties to the combination agreement agreed to a form of the Company charter and the Company bylaws, which are attached as Annexes B and C, respectively, to this joint proxy statement/prospectus. We encourage you to read the combination agreement carefully and in its entirety, as it is the principal document that governs the Combination, including the Mergers, and related transactions contemplated by the combination agreement.

The Contributions (Page 266)

Prior to the effective time of the Mergers, certain subsidiaries of CLNS will engage in certain contribution transactions, which are described below.

The CLNS OP Contribution (Page 266)

Pursuant to the combination agreement, immediately prior to the Mergers, CLNS OP and its applicable subsidiaries will contribute and convey to the Company, and the Company will accept from CLNS OP and its applicable subsidiaries, certain entities owning a select portfolio of assets and liabilities in exchange for 44,399,444 shares of Company class A common stock in the event of an IPO, or, in the event of a Listing, 44,399,444 shares of Company class B-3 common stock.

The RED REIT Contribution (Page 267)

Pursuant to the combination agreement, immediately following the CLNS OP Contribution, RED REIT and its applicable subsidiaries will contribute and convey to the Company OP, and the Company OP will accept from RED REIT and its applicable subsidiaries, certain entities that own a select portfolio of assets and liabilities in exchange for 3,075,623 Company OP Units.

The NorthStar I and NorthStar II Mergers (Page 267)

Immediately following the contributions described above, the NorthStar I merger and NorthStar II merger will occur simultaneously. Pursuant to the combination agreement, each such merger and related transactions contemplated by the combination agreement to be completed at closing will occur only if all of such transactions are completed at closing.

The NorthStar I Merger (Page 267)

Pursuant to the combination agreement, immediately following the contributions described above, NorthStar I will merge with and into the Company, in accordance with the Maryland General Corporation Law, which we refer to as the MGCL, with the Company surviving the merger.

At the effective time of the NorthStar I merger, each share of NorthStar I common stock will be converted into the right to receive 0.3532, which we refer to as the NorthStar I exchange ratio, shares of Company common stock classified as follows, and cash in lieu of fractional shares:

•	in the event of a Listing, 0.3532 shares of Company class A common stock; and
•	in the event of an IPO:
•	0.0530 shares of Company class B-1 common stock; and
•	0.3002 shares of Company class B-2 common stock.

In the event of an IPO, the Company class B-1 common stock and Company class B-2 common stock are convertible on a one-for-one basis into Company class A common stock as described in, and in accordance with, the Company charter.

As described in more detail in the section entitled “The Combination Agreement—The Combination and Related Transactions—The NorthStar I Merger and the NorthStar II Merger—The NorthStar I Merger” beginning on page 267 of this joint proxy statement/prospectus, the NorthStar I exchange ratio may be subject to adjustment only under certain limited circumstances as set forth in the combination agreement.

The NorthStar II Merger (Page 267)

Pursuant to the combination agreement, immediately following the contributions described above, NorthStar II will merge with and into the Company, in accordance with the MGCL, with the Company surviving the merger.

At the effective time of the NorthStar II merger, each share of NorthStar II common stock will be converted into the right to receive 0.3511, which we refer to as the NorthStar II exchange ratio, shares of Company common stock classified as follows, and cash in lieu of fractional shares:

•	in the event of a Listing, 0.3511 shares of Company class A common stock; and
•	in the event of an IPO:
•	0.0527 shares of Company class B-1 common stock; and
•	0.2984 shares of Company class B-2 common stock.

In the event of an IPO, the Company class B-1 common stock and Company class B-2 common stock are convertible on a one-for-one basis into Company class A common stock as described in, and in accordance with, the Company charter.

As described in more detail in the section entitled “The Combination Agreement—The Combination and Related Transactions—The NorthStar I Merger and the NorthStar II Merger—The NorthStar II Merger” beginning on page 267 of this joint proxy statement/prospectus, the NorthStar II exchange ratio may be subject to adjustment only under certain limited circumstances as set forth in the combination agreement.

OP Unit Cancellations and Redemptions (Page 268)

The NorthStar I OP Unit Cancellation and Redemption (Page 268)

NorthStar OP Holdings, LLC owns 100 special partnership units in NorthStar I OP. The special partnership units were structured at the inception of NorthStar I and entitle NorthStar OP Holdings, LLC to certain distributions, including upon redemption of the special partnership units in connection with a listing or merger or other advisory agreement termination event related to NorthStar I, provided that certain other conditions are satisfied. Immediately prior to the liquidating trust distribution, if any, and the Company Contribution described below, each special partnership unit of NorthStar I OP will be cancelled.

NS Real Estate Income Trust Advisor, LLC, an affiliate of CLNS, owns 100 partnership units in NorthStar I OP. Immediately prior to the liquidating trust distribution, if any, and the Company Contribution described below, each partnership unit of NorthStar I OP owned by NS Real Estate Income Trust Advisor, LLC will be redeemed by NorthStar I OP for $9.10 in cash. The total value that NS Real Estate Income Trust Advisor, LLC will receive as a result of the redemption is approximately $910.

The NorthStar II OP Unit Cancellation and Redemption (Page 268)

NorthStar OP Holdings II, LLC owns 100 special partnership units in NorthStar II OP. The special partnership units were structured at the inception of NorthStar II and entitle NorthStar OP Holdings II, LLC to certain distributions, including upon redemption of the special partnership units in connection with a listing or merger or other advisory agreement termination event related to NorthStar II, provided that certain other conditions are satisfied. Immediately prior to the Company Contribution described below, each special partnership unit of NorthStar II OP will be cancelled.

NorthStar Real Estate Income Advisor II, LLC, an affiliate of CLNS, owns 100 partnership units in NorthStar I OP. Immediately prior to the Company Contribution described below, each partnership unit of NorthStar II OP owned by NorthStar Real Estate Income Advisor II, LLC will be redeemed by NorthStar II OP for $9.04 in cash. The total value that NorthStar Real Estate Income Advisor II, LLC will receive as a result of the redemption is approximately $904.

Company Contribution (Page 268)

Pursuant to the combination agreement, immediately following the Mergers, the Company will contribute and convey to the Company OP, and the Company OP will accept from the Company, the CLNS OP Contributed Entities in exchange for 44,399,444 Company OP Units. In addition, the Company will contribute and convey to the Company OP, and the Company OP will accept from the Company, NorthStar I OP and NorthStar II OP (both of which will be converted into limited liability companies) in exchange for an aggregate number of Company OP Units equal to the sum of (i) the aggregate number of shares of Company common stock issued in respect of the issued and outstanding shares of NorthStar I common stock in connection with the NorthStar I merger, and (ii) the aggregate number of shares of Company common stock issued in respect of the issued and outstanding shares of NorthStar II common stock in connection with the NorthStar II merger.

The following illustration shows the basic structure of NorthStar I, NorthStar II and the Contributed Entities before the Combination.

The following illustration shows the basic structure of the Company immediately after the Combination and the Company Contribution.

Treatment of Restricted Common Stock

Treatment of NorthStar I Restricted Common Stock (Page 268)

The NorthStar I restricted common stock, all of which is held by independent and non-management NorthStar I directors, will automatically vest in connection with the NorthStar I merger and the holders will be entitled to receive the same equity exchange as the other holders of NorthStar I common stock.

Treatment of NorthStar II Restricted Common Stock (Page 269)

The NorthStar II restricted common stock, all of which is held by independent and non-management NorthStar II directors, will automatically vest in connection with the NorthStar II merger and the holders will be entitled to receive the same equity exchange as the other holders of NorthStar II common stock.

Post-Closing Ownership (Page 175)

After giving effect to the Combination, it is currently expected that CLNS and its affiliates will receive approximately 37%, NorthStar I stockholders will receive approximately 32% and NorthStar II stockholders will receive approximately 31% of the total consideration issued in the Combination on a fully diluted basis, subject to certain adjustments as set forth in the combination agreement. In addition, as noted above, the exchange ratios may be adjusted only under certain limited circumstances as set forth in the combination agreement, which would adjust these percentages. The completion of the Combination is conditioned on, among other things, the approval for listing on a national securities exchange of shares of the Company class A common stock in connection with either an IPO or a Listing. An IPO will result in the foregoing ownership percentages of CLNS and its affiliates, the NorthStar I stockholders and the NorthStar II stockholders being diluted. In the event the Company pursues an IPO, the amount of such dilution will be dependent on the terms of the IPO, including the price per share and the amount of the offering. For every $100 million of equity raised in such IPO, assuming an IPO price of $25.00, the Company currently estimates that the approximate ownership of each of CLNS and its affiliates, NorthStar I stockholders and NorthStar II stockholders of the Company would be reduced by approximately 1% on a fully diluted basis.

The NorthStar I Excluded Asset and the Liquidating Trust (Page 298)

Pursuant to the combination agreement, prior to the closing of the Combination, NorthStar I is permitted to dispose of the NorthStar I excluded asset (as described in the section entitled “The Liquidating Trust— Background” beginning on page 298 of this joint proxy statement/prospectus). NorthStar I may sell all or any portion of the NorthStar I excluded asset to a third party, so long as the net cash proceeds from any such third party sale are not less than $65 million, and any excess net cash proceeds are distributed to the holders of NorthStar I common stock prior to the effective time of the NorthStar I merger. NorthStar I will transfer any non-cash proceeds from such third party sale to the liquidating trust, together with any remaining portion of the NorthStar I excluded asset that is not sold in such third party sale (which, together, we refer to as the NorthStar I retained asset), and will distribute the interests in the liquidating trust to the holders of NorthStar I common stock prior to the effective time of the NorthStar I merger.

If NorthStar I does not sell the NorthStar I excluded asset to a third party prior to the closing of the Combination, then NorthStar I will sell a senior participation interest (which we refer to as the Senior Interest) to an affiliate of CLNS for $65 million, which will be the principal amount of the Senior Interest. NorthStar I will contribute the portion of the NorthStar I excluded asset remaining after sale of the Senior Interest (which we also refer to as the NorthStar I retained asset) to the liquidating trust, and distribute the liquidating trust units to the holders of NorthStar I common stock prior to the effective time of the NorthStar I merger. CLNS or one of its affiliates will also commit to loan the liquidating trust up to $10 million to fund certain expenses, including building improvements, tenant improvements, leasing commissions and administrative costs of conversion to equity, to the extent necessary, with respect to the NorthStar I retained asset. Refer to the section entitled “The Liquidating Trust” beginning on page 298 of this joint proxy statement/prospectus for additional information.

It is intended that, for federal, state and local tax purposes, the liquidating trust will be treated as a liquidating trust under the applicable federal regulations and any analogous provision of state or local law. It is further intended that, under the Code and any analogous provision of state or local law, the liquidating trust will be treated as a grantor trust and the beneficiaries of the liquidating trust will be treated as owners of undivided proportionate interests in the assets of the liquidating trust and will be taxed on their respective share of the liquidating trust’s taxable income (including both ordinary income and capital gains), whether or not the liquidating trust makes distributions.

NorthStar I expects that the liquidating trust will make distributions to holders of liquidating trust units of interest and principal payments on the NorthStar I retained asset and net proceeds from any sale, transfer or other disposition of the NorthStar I retained asset, all after the payment of certain administrative expenses and other costs. The liquidating trust will be governed by a trust agreement, which will be substantially in the form attached to this joint proxy statement/prospectus as Annex I.

Amendment and Restatement of the Company Charter and the Company Bylaws and the REIT Election (Page 313)

Pursuant to the combination agreement, prior to the effective time of the Mergers, the Company charter and the Company bylaws will be amended and restated to, among other things, include certain provisions similar to those in NorthStar I’s and NorthStar II’s charters and bylaws that will help enable the Company to qualify as a REIT. Forms of the Company charter and the Company bylaws are attached as Annex B and Annex C, respectively, to this joint proxy statement/prospectus. Refer to the sections entitled “Certain Provisions of Maryland Law and of the Company Charter and the Company Bylaws” beginning on page 319 of this joint proxy statement/prospectus and “Comparison of Rights of Stockholders of NorthStar I and NorthStar II with the Rights of Stockholders of the Company” beginning on page 326 of this joint proxy statement/prospectus.

Following the Combination, the Company intends to elect to be taxed as a REIT, commencing with its taxable year ending December 31 of the year in which the Mergers occur. A company that qualifies and elects to be taxed as a REIT generally will not be subject to U.S. federal income tax on its REIT taxable income that it distributes to its stockholders. A company’s qualification as a REIT under the Code depends on its ability to meet, on a continuing basis, through actual investment and operating results, various highly technical and complex requirements under the Code relating to, among other things, the sources of its gross income, the composition and value of its assets, its distribution levels and the diversity of ownership of its shares. NorthStar I, NorthStar II and CLNS believe that the Company will be organized in conformity with the requirements for qualification and taxation as a REIT commencing with its taxable year ending December 31 of the year in which the Mergers occur. Even if the Company qualifies as a REIT under the Code, it may be subject to some U.S. federal, state and local and foreign taxes on its income and property. Given the complex and highly technical nature of the Code requirements that the Company must satisfy in order to qualify as a REIT, the ongoing importance of factual determinations and the possibility of future changes in the Company’s circumstances and the laws and regulations applicable to an entity that seeks to qualify as a REIT under the Code, there is no assurance that the Company will qualify as a REIT under the Code for any particular taxable year. Refer to the section entitled “U.S. Federal Income Tax Consequences” beginning on page 223 of this joint proxy statement/prospectus.

Governance of the Company Following the Combination (Page 186)

Location

Following the Combination, the Company will maintain a significant presence in Los Angeles, California and New York, New York.

Board of Directors

It is currently expected that the Company will be governed by a board of directors comprised of seven directors, including four independent directors. The identity of the directors who will serve on the Company board of directors will be identified prior to the closing of the Combination.

As further discussed below, a subsidiary of CLNS will serve as external manager of the Company pursuant to a management agreement with terms similar to market terms for publicly traded commercial mortgage REITs.

Management

The senior executive management team of the Company is expected to be as set forth below:

Name and Title(s) at CLNS	Expected Position at the Company
Kevin P. Traenkle Executive Vice President and Chief Investment Officer of CLNS	Chief Executive Officer
Sujan S. Patel Managing Director and Co-Head of U.S. Investment Management of CLNS	Chief Financial Officer

Additional executive officers of the Company, if any, will be identified at a later date.

The NorthStar I Special Meeting (Page 94)

The NorthStar I special meeting will be held at the offices of J.P. Morgan, located at 270 Park Avenue, 11th Floor, New York, New York 10017 on January 18, 2018, commencing at 9:00 a.m. (Eastern Time). The NorthStar I special meeting is being held in order for NorthStar I stockholders to consider and vote on:

•	the NorthStar I merger proposal;
•	the NorthStar I first charter amendment proposal;
•	the NorthStar I second charter amendment proposal; and
•	the NorthStar I adjournment proposal.

The NorthStar I board of directors has fixed the close of business on November 28, 2017 as the record date for determination of NorthStar I stockholders entitled to receive notice of, and to vote at, the NorthStar I special meeting and any postponements or adjournments of the NorthStar I special meeting. Only holders of record of NorthStar I common stock at the close of business on the record date are entitled to receive notice of, and to vote at, the NorthStar I special meeting. Each share of NorthStar I common stock is entitled to one vote on each of the NorthStar I merger proposal, the NorthStar I first charter amendment proposal, the NorthStar I second charter amendment proposal and the NorthStar I adjournment proposal.

Quorum

The holders of 50% of the outstanding shares of NorthStar I common stock entitled to vote on a matter at the NorthStar I special meeting, present in person or represented by proxy, will constitute a quorum at the NorthStar I special meeting. All shares of NorthStar I common stock, represented in person or by proxy, including abstentions and broker non-votes, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the NorthStar I special meeting. The NorthStar I adjournment proposal may be approved without a quorum being present.

Vote Required

Approval of the NorthStar I merger proposal, the NorthStar I first charter amendment proposal and the NorthStar I second charter amendment proposal requires the affirmative vote of the holders of a majority of the outstanding shares of NorthStar I common stock entitled to vote on such proposals. Pursuant to the NorthStar I charter, shares of NorthStar I common stock owned by NorthStar I’s advisor, any director of NorthStar I or any of their respective affiliates are not entitled to vote on the NorthStar I merger. If you abstain or fail to vote your shares, including shares held by a broker or other nominee, in favor of the NorthStar I merger proposal, NorthStar I first charter amendment proposal and the NorthStar I second charter amendment proposal, this will have the same effect as a vote “AGAINST” such proposal. The Combination may not be completed unless each of the NorthStar I merger proposal, the NorthStar I first charter amendment proposal and the NorthStar I second charter amendment proposal is so approved.

Approval of the NorthStar I adjournment proposal requires the affirmative vote of a majority of the votes cast on such proposal. Abstentions will have no effect on the approval of this proposal regardless of whether a quorum is present. Failures to vote and broker non-votes will have no effect on the approval of this proposal if a quorum is present. The NorthStar I adjournment proposal also may be approved without a quorum being present by the affirmative vote of the holders of a majority of the shares of NorthStar I common stock present or represented by proxy at the NorthStar I special meeting. Under NorthStar I’s bylaws, in the event that a quorum is not present or represented by proxy at the NorthStar I special meeting, in addition to an adjournment pursuant to the NorthStar I adjournment proposal, the chairperson of the NorthStar I special meeting has the power to adjourn the meeting to a date not more than 120 days after the original record date without notice other than announcement at the special meeting.

Recommendation of the NorthStar I Special Committee and the NorthStar I Board of Directors (Page 94)

The NorthStar I board of directors, following the unanimous recommendation of the NorthStar I special committee, has unanimously: (i) determined that each of the combination agreement and the transactions contemplated by the combination agreement, including the North Star I merger, the NorthStar I first charter amendment and the NorthStar I second charter amendment, are fair and reasonable to NorthStar I and are advisable and in the best interests of NorthStar I and its stockholders; and (ii) recommended that the stockholders of NorthStar I vote in favor of the approval the NorthStar I merger proposal, the NorthStar I first charter amendment proposal and the NorthStar I second charter amendment proposal.

Accordingly, the NorthStar I board of directors, following the unanimous recommendation of the NorthStar I special committee, unanimously recommends that you vote “FOR” the NorthStar I merger proposal, “FOR” the NorthStar I first charter amendment proposal, “FOR” the NorthStar I second charter amendment proposal and “FOR” the NorthStar I adjournment proposal.

The NorthStar II Special Meeting (Page 104)

The NorthStar II special meeting will be held at the offices of J.P. Morgan, located at 270 Park Avenue, 11th Floor, New York, New York 10017 on January 18, 2018, commencing at 10:00 a.m. (Eastern Time). The NorthStar II special meeting is being held in order for NorthStar I stockholders to consider and vote on:

•	the NorthStar II merger proposal;
•	the NorthStar II charter amendment proposal; and
•	the NorthStar II adjournment proposal.

The NorthStar II board of directors has fixed the close of business on November 28, 2017 as the record date for determination of NorthStar II stockholders entitled to receive notice of, and to vote at, the NorthStar II special meeting and any postponements or adjournments of the NorthStar II special meeting. Only holders of record of NorthStar II common stock at the close of business on the record date are entitled to receive notice of, and to vote at, the NorthStar II special meeting. Each share of NorthStar II common stock is entitled to one vote on each of the NorthStar II merger proposal, the NorthStar II charter amendment proposal and the NorthStar II adjournment proposal.

Quorum

The holders of 50% of the outstanding shares of NorthStar II common stock entitled to vote on a matter at the NorthStar II special meeting, present in person or represented by proxy, will constitute a quorum at the NorthStar II special meeting. All shares of NorthStar II common stock, represented in person or by proxy, including abstentions and broker non-votes, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the NorthStar II special meeting. The NorthStar II adjournment proposal may be approved without a quorum being present.

Vote Required

Approval of the NorthStar II merger proposal and the NorthStar II charter amendment proposal requires the affirmative vote of the holders of a majority of the outstanding shares of NorthStar II common stock entitled to vote on such proposals. Pursuant to the NorthStar II charter, shares of NorthStar II common stock owned by NorthStar II’s advisor, any director of NorthStar II or any of their respective affiliates are not entitled to vote on the NorthStar II merger. If you abstain or fail to vote your shares, including shares held by a broker or other nominee, in favor of the NorthStar II merger proposal and NorthStar II charter amendment proposal, this will have the same effect as a vote “AGAINST” such proposal. The Combination may not be completed unless each of the NorthStar II merger proposal and the NorthStar II charter amendment proposal is so approved.

Approval of the NorthStar II adjournment proposal requires the affirmative vote of a majority of the votes cast on such proposal. Abstentions will have no effect on the approval of this proposal regardless of whether a quorum is present. Failures to vote and broker non-votes will have no effect on the approval of this proposal if a quorum is present. The NorthStar II adjournment proposal also may be approved without a quorum being present by the affirmative vote of the holders of a majority of the shares of NorthStar II common stock present or represented by proxy at the NorthStar II special meeting. Under NorthStar II’s bylaws, in the event that a quorum is not present or represented by proxy at the NorthStar II special meeting, in addition to an adjournment pursuant to the NorthStar II adjournment proposal, the chairperson of the NorthStar II special meeting has the power to adjourn or recess the meeting to a date not more than 120 days after the original record date without notice other than announcement at the special meeting.

Recommendation of the NorthStar II Special Committee and the NorthStar II Board of Directors (Page 104)

The NorthStar II board of directors, following the unanimous recommendation of the NorthStar II special committee, has unanimously: (i) determined that each of the combination agreement and the transactions contemplated by the combination agreement, including the NorthStar II merger, the NorthStar II charter amendment and the other related matters and agreements described in this joint proxy statement/prospectus, are fair and reasonable to NorthStar II and are advisable and in the best interests of NorthStar II and its stockholders; and (ii) recommended that the stockholders of NorthStar II vote in favor of the approval of the NorthStar II merger proposal and the NorthStar II charter amendment proposal.

Accordingly, the NorthStar II board of directors, following the unanimous recommendation of the NorthStar II special committee, unanimously recommends that you vote “FOR” the NorthStar II merger proposal, “FOR” the NorthStar II charter amendment proposal and “FOR” the NorthStar II adjournment proposal.

Opinion of the NorthStar I Special Committee’s Financial Advisor (Page 146 and Annex D)

In connection with the NorthStar I merger, the NorthStar I special committee’s financial advisor, Credit Suisse Securities (USA) LLC, which we refer to as Credit Suisse, delivered an opinion, dated August 25, 2017, to the NorthStar I special committee as to the fairness, from a financial point of view and as of the date of such opinion, to holders of NorthStar I common stock (other than CLNS and its affiliates) of the NorthStar I exchange ratio provided for in the NorthStar I merger. The full text of Credit Suisse’s written opinion, dated August 25, 2017, is attached to this joint proxy statement/prospectus as Annex D and sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Credit Suisse in connection with such opinion. The description of Credit Suisse’s opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of Credit Suisse’s opinion. Credit Suisse’s opinion was provided to the NorthStar I special committee (in its capacity as such) for its information in connection with its evaluation of the NorthStar I exchange ratio from a financial point of view and did not address any related transactions or any other terms, aspects or implications of the proposed NorthStar I merger or related transactions, including the relative merits of the NorthStar I merger or any related transactions as compared to alternative transactions or strategies that might be available to NorthStar I or the underlying business decision of NorthStar I to proceed with the NorthStar I merger and related transactions. Credit Suisse’s opinion does not constitute advice or a recommendation to any stockholder as to how such stockholder should vote or act on any matter relating to the proposed NorthStar I merger, any related transactions or otherwise.

For further information, refer to the section of this joint proxy statement/prospectus entitled “Opinion of the NorthStar I Special Committee’s Financial Advisor” beginning on page 146 of this joint proxy statement/prospectus and Annex D.

Opinion of the NorthStar II Special Committee’s Financial Advisor (Page 158 and Annex E)

At a meeting of the NorthStar II special committee on August 25, 2017 to evaluate the Combination, Moelis & Company, LLC, which we refer to as Moelis, delivered to the NorthStar II special committee an oral opinion, which was confirmed by delivery of a written opinion, dated August 25, 2017, addressed to the NorthStar II special committee to the effect that, as of the date of the opinion and based upon and subject to the conditions and limitations set forth in the written opinion, the 0.0351 shares of Company class B-1 common stock, 0.1580 shares of Company class B-2 common stock, and 0.1580 shares of Company class B-3 common stock (collectively, the “NorthStar II merger consideration”) to be received for each share of NorthStar II common stock held by the holders of shares of NorthStar II common stock in the NorthStar II merger was fair, from a financial point of view, to such holders (other than CLNS and its affiliates).

The full text of Moelis’ written opinion dated August 25, 2017, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex E to this joint proxy statement/prospectus and is incorporated herein by reference. Moelis’ opinion was provided for the use and benefit of the NorthStar II special committee (solely in its capacity as such) in its evaluation of the Combination. Moelis’ opinion is limited solely to the fairness, from a financial point of view, to the holders of shares of NorthStar II common stock, other than CLNS and its affiliates, of the NorthStar II merger consideration to be received by the holders of shares of NorthStar II common stock in the NorthStar II merger, and does not address NorthStar II’s underlying business decision to effect the Combination or the relative merits of the Combination as compared to any alternative business strategies or transactions that might be available to NorthStar II. Moelis’ opinion does not constitute a recommendation as to how any holder of securities should vote or act with respect to any of the Combination or any other matter. Moelis’ opinion was approved by a Moelis fairness opinion committee.

For further information, refer to the section of this joint proxy statement/prospectus entitled “Opinion of the NorthStar II Special Committee’s Financial Advisor” beginning on page 158 of this joint proxy statement/prospectus and Annex E.

Stock Ownership and Voting of NorthStar I’s Directors and Executive Officers (Page 351)

As of the close of business on the record date for the NorthStar I special meeting, there were 119,333,203.167 shares of NorthStar I common stock outstanding and entitled to vote. As of the same date, the directors and executive officers of NorthStar I and their affiliates held and were entitled to vote 99,374 shares of NorthStar I common stock, collectively representing less than 1% of the shares of NorthStar I common stock outstanding and entitled to vote on that date. Approval of the NorthStar I merger proposal, the NorthStar I first charter amendment proposal and the NorthStar I second charter amendment proposal requires the affirmative vote of the holders of a majority of the outstanding shares of NorthStar I common stock entitled to vote on such proposal. The directors and executive officers of NorthStar I are not entitled to vote on the NorthStar I merger proposal, but have each indicated that they expect to vote “FOR” the NorthStar I first charter amendment proposal, “FOR” the NorthStar I second charter amendment proposal and “FOR” the NorthStar I adjournment proposal. Refer to the section entitled “Certain Beneficial Ownership of NorthStar I Common Stock—Ownership of Equity Securities of NorthStar I by Directors and Executive Officers” beginning on page 351 of this joint proxy statement/prospectus.

Stock Ownership and Voting of NorthStar II’s Directors and Executive Officers (Page 352)

As of the close of business on the record date for the NorthStar II special meeting, there were 114,942,838.318 shares of NorthStar II common stock outstanding and entitled to vote. As of the same date, the directors and executive officers of NorthStar II and their affiliates held and were entitled to vote 66,943 shares of NorthStar II common stock, collectively representing less than 1% of the shares of NorthStar II common stock outstanding and entitled to vote on that date. Approval of the NorthStar II merger proposal and the NorthStar II charter amendment proposal requires the affirmative vote of the holders of a majority of the outstanding shares of NorthStar II common stock entitled to vote on such proposal. The directors and executive officers of NorthStar II are not entitled to vote on the NorthStar II merger proposal, but have each indicated that they expect to vote “FOR” the NorthStar II charter amendment proposal and “FOR” the NorthStar II adjournment proposal. Refer to the section entitled “Certain Beneficial

Ownership of NorthStar II Common Stock—Ownership of Equity Securities of NorthStar II by Directors and Executive Officers” beginning on page 352 of this joint proxy statement/prospectus.

Interests of NorthStar I’s Directors and Executive Officers in the Combination (Page 180)

In considering the recommendation of the NorthStar I special committee and the NorthStar I board of directors with respect to the proposed Combination, you should be aware that directors and executive officers of NorthStar I may have certain interests in the Combination that may be different from, or in addition to, the interests of NorthStar I stockholders generally. The NorthStar I special committee and the NorthStar I board of directors were aware of and considered these interests, among other matters, in evaluating and, in the case of the NorthStar I special committee, negotiating the combination agreement and the Combination and in recommending that the NorthStar I merger proposal and related proposals be adopted by the stockholders of NorthStar I. These interests include, but are not limited to, the following:

•	CLNS (and its affiliates), as the NorthStar I sponsor, have certain conflicts in connection with the Combination;

•	in the NorthStar I merger, any shares of NorthStar I common stock owned by directors of NorthStar I and by CLNS and their respective affiliates will be converted into the right to receive, in the event of a Listing, shares of Company class A common stock (and cash in lieu of fractional shares), and in the event of an IPO, shares of Company class B common stock (and cash in lieu of fractional shares), in either case on the same terms and conditions as the other NorthStar I stockholders;

•	also, in connection with the NorthStar I merger, all outstanding unvested restricted stock awards granted under the Long Term Incentive Plan of NorthStar I will fully vest, entitling the holder thereof to receive, in the event of a Listing, the same number of shares of Company class A common stock (and cash in lieu of fractional shares), and in the event of an IPO, the same number of shares of Company class B common stock (and cash in lieu of fractional shares), in either case as other holders of NorthStar I common stock;

•	pursuant to the combination agreement, immediately prior to the liquidating trust distribution, if any, and the Company Contribution, each special partnership unit of NorthStar I OP (all of which are held by NorthStar OP Holdings, LLC, a subsidiary of CLNS), will be cancelled, and each partnership unit of NorthStar I OP owned by NS Real Estate Income Trust Advisor, LLC, which is also a subsidiary of CLNS and the prior advisor of NorthStar I, will be redeemed by NorthStar I OP for $9.10 in cash (and the total value that NS Real Estate Income Trust Advisor, LLC will receive as a result of the redemption is approximately $910); and

•	pursuant to the combination agreement, following the CLNS OP Contribution and the RED REIT Contribution, but prior to the effective time of the Mergers, the Company will, if necessary, declare a special distribution to CLNS OP in an amount that is intended to true up CLNS OP for, among other things, the expected present value of certain unreimbursed operating expenses of NorthStar I paid on NorthStar I’s behalf by its advisor, CNI NSI Advisors, LLC (formerly NSAM J-NSI Ltd), a subsidiary of CLNS.

Interests of NorthStar II’s Directors and Executive Officers in the Combination (Page 182)

In considering the recommendation of the NorthStar II special committee and the NorthStar II board of directors with respect to the proposed Combination, you should be aware that directors and executive officers of NorthStar II may have certain interests in the Combination that may be different from, or in addition to, the interests of NorthStar II stockholders generally. The NorthStar II special committee and the NorthStar II board of directors were aware of and considered these interests, among other matters, in evaluating and, in the case of the NorthStar II special committee, negotiating the combination agreement and the Combination and in recommending that the NorthStar II merger proposal and related proposals be adopted by the stockholders of NorthStar II. These interests include, but are not limited to, the following:

•	CLNS (and its affiliates), as the NorthStar II sponsor, have certain conflicts in connection with the Combination;

•	in the NorthStar II merger, any shares of NorthStar II common stock owned by directors of NorthStar II and by CLNS and their respective affiliates will be converted into the right to receive, in the event of a Listing, shares of Company class A common stock (and cash in lieu of fractional shares), and in the event of an IPO, shares of Company class B common stock (and cash in lieu of fractional shares), in either case on the same terms and conditions as the other NorthStar II stockholders;

•	also, in connection with the NorthStar II merger, all outstanding unvested restricted stock awards granted under the Long Term Incentive Plan of NorthStar II will fully vest, entitling the holder thereof to receive, in the event of a Listing, the same number of shares of Company class A common stock (and cash in lieu of fractional shares), and in the event of an IPO, the same number of shares of Company class B common stock (and cash in lieu of fractional shares), in either case as other holders of NorthStar II common stock;

•	pursuant to the combination agreement, immediately prior to the Company Contribution, each special partnership unit of NorthStar II OP (all of which are held by NorthStar OP Holdings II, LLC, a subsidiary of CLNS), will be cancelled, and each partnership unit of NorthStar II OP owned by NorthStar Real Estate Income Advisor II, LLC, which is also a subsidiary of CLNS and the prior advisor of NorthStar II, will be redeemed by NorthStar II OP for $9.04 in cash (and the total value that NorthStar Real Estate Income Advisor II, LLC will receive as a result of the redemption is approximately $904); and

•	pursuant to the combination agreement, following the CLNS OP Contribution and the RED REIT Contribution, but prior to the effective time of the Mergers, the Company will, if necessary, declare a special distribution to CLNS OP in an amount that is intended to true up CLNS OP for, among other things, the expected present value of certain unreimbursed operating expenses of NorthStar II paid on NorthStar II’s behalf by its advisor, CNI NSII Advisors, LLC (formerly NSAM J-NSII Ltd), a subsidiary of CLNS.

Listing of Shares of the Company (Pages 185 and 318)

Approval of the listing on a national securities exchange of the Company class A common stock to be issued in the Combination pursuant to the combination agreement, in connection with either an IPO or a Listing, is a condition to each of NorthStar I’s, NorthStar II’s and CLNS OP’s obligations to complete the Combination, subject to official notice of issuance prior to the closing. It is expected that the Company class A common stock will trade on a national securities exchange under the symbol “CLNC.” If the Combination is completed, shares of NorthStar I common stock and NorthStar II common stock will be deregistered under the Exchange Act. An IPO will result in the ownership percentages of CLNS and its affiliates, the NorthStar I stockholders and the NorthStar II stockholders being diluted.

Unless the approval of the NorthStar I special committee and the NorthStar II special committee is obtained, any such IPO or listing of the Company class A common stock must be consummated within six months after the receipt of the NorthStar I stockholder approval and the NorthStar II stockholder approval and must be within the IPO/Listing Parameters (as defined in the combination agreement) agreed among the NorthStar Companies and CLNS OP. CLNS OP has the discretion to determine whether to proceed with an IPO or, if it determines that market conditions are not favorable for an IPO, a listing (without an IPO) of the shares of Company class A common stock on a national securities exchange, although CLNS OP is under no obligation to cause the Company to effect an IPO or a listing if it determines that market conditions are not favorable to effect either.

No Stockholder Appraisal Rights in the Mergers or the Charter Amendments (Page 353)

NorthStar I stockholders and NorthStar II stockholders are not entitled to exercise appraisal rights in connection with the Mergers or the charter amendments.

Since the consummation of the Combination is conditioned on the approval of the NorthStar I second charter amendment proposal and the NorthStar II charter amendment proposal, NorthStar I and NorthStar II stockholders who vote “no” with respect to the Mergers will not be entitled to exercise their rights under the NorthStar I charter and the NorthStar II charter, respectively, to elect to retain their equity interest in NorthStar I or NorthStar II, as applicable, or to receive cash in an amount equal to the stockholder’s pro rata share of the appraised value of NorthStar I’s or NorthStar II’s, as applicable, net assets.

Conditions to Completion of the Combination (Page 273)

The obligation of each of the NorthStar I parties, the NorthStar II parties, the CLNS parties and the Company parties to effect the Combination is subject to the satisfaction or waiver of the following conditions at or prior to the closing:

•	receipt of the NorthStar I stockholder approval;

•	receipt of the NorthStar II stockholder approval;

•	receipt of all requisite regulatory approvals;

•	the absence of any statute, rule, regulation, judgment, decree, injunction or other order by a governmental authority preventing, enjoining, prohibiting or making illegal the consummation of the Combination;

•	effectiveness of the registration statement of which this joint proxy statement/prospectus forms a part and no stop order suspending the effectiveness of the registration statement having been issued or proceeding for that purpose having been initiated or threatened by the SEC; and

•	the shares of Company class A common stock have been approved for listing on a national securities exchange, in connection with either an IPO or a Listing.

In addition, NorthStar I’s obligation to effect the Combination is subject to the satisfaction or waiver at or prior to the closing of each of the following conditions:

•	the representations and warranties of the NorthStar II parties being true and correct to the extent required and subject to the applicable materiality standards set forth in the combination agreement; the NorthStar II parties having complied with and performed in all material respects all covenants and other agreements required to be performed by them under the combination agreement on or before the closing; and the receipt by NorthStar I of a certificate executed on behalf of the NorthStar II parties by an appropriate officer certifying the satisfaction of the foregoing;

•

the representations and warranties of the CLNS parties being true and correct to the extent required and subject to the applicable materiality standards set forth in the combination agreement; the CLNS parties having complied with and performed in all material respects all covenants and other agreements required to be performed by them under the combination agreement on or before the closing; and the receipt by NorthStar I of a certificate executed on behalf of the CLNS parties by an appropriate officer certifying the satisfaction of the foregoing;

•	the representations and warranties of the Company parties being true and correct to the extent required and subject to the applicable materiality standards set forth in the combination agreement; the Company parties having complied with and performed in all material respects all covenants and other agreements required to be performed by them under the combination agreement on or before the closing; and the receipt by NorthStar I of a certificate executed on behalf of the Company parties by an appropriate officer certifying the satisfaction of the foregoing;

•	the execution of a stockholders agreement by CLNS OP and the Company;

•	the receipt by NorthStar I of legal opinions that (i) each of the Company, commencing with its taxable year that includes the effective time of the NorthStar I merger (and any prior taxable year as to which the Company has elected to be taxed as a REIT), and NorthStar II, commencing with its taxable year ended December 31, 2013 through the effective time of the NorthStar I merger, has met or will meet the requirements for qualification and taxation as a REIT under the Code, and (ii) the NorthStar I merger will qualify as a reorganization within the meaning of Section 368(a)(1) of the Code; and

•	the absence of a material adverse effect with respect to NorthStar II and the Contributed Entities.

In addition, NorthStar II’s obligation to effect the Combination is subject to the satisfaction or waiver at or prior to the closing of each of the following conditions:

•	the representations and warranties of the NorthStar I parties being true and correct to the extent required and subject to the applicable materiality standards set forth in the combination agreement; the NorthStar I parties having complied with and performed in all material respects all covenants and other agreements required to be performed by them under the combination agreement on or before the closing; and the receipt by NorthStar II of a certificate executed on behalf of the NorthStar I parties by an appropriate officer certifying the satisfaction of the foregoing;

•	the representations and warranties of the CLNS parties being true and correct to the extent required and subject to the applicable materiality standards set forth in the combination agreement; the CLNS parties having complied with and performed in all material respects all covenants and other agreements required to be performed by them under the combination agreement on or before the closing; and the receipt by NorthStar II of a certificate executed on behalf of the CLNS parties by an appropriate officer certifying the satisfaction of the foregoing;

•	the representations and warranties of the Company parties being true and correct to the extent required and subject to the applicable materiality standards set forth in the combination agreement; the Company parties having complied with and performed in all material respects all covenants and other agreements required to be performed by them under the combination agreement on or before the closing; and the receipt by NorthStar II of a certificate executed on behalf of the Company parties by an appropriate officer certifying the satisfaction of the foregoing;

•	the execution of a stockholders agreement by CLNS OP and the Company;

•

the receipt by NorthStar II of legal opinions that (i) each of the Company, commencing with its taxable year that includes the effective time of the NorthStar II merger (and any prior taxable year as to which the

Company has elected to be taxed as a REIT), and NorthStar I, commencing with its taxable year ended December 31, 2010 through the effective time of the NorthStar II merger, has met or will meet the requirements for qualification and taxation as a REIT under the Code, and (ii) the NorthStar II merger will qualify as a reorganization within the meaning of Section 368(a)(1) of the Code; and

•	the absence of a material adverse effect with respect to NorthStar I and the Contributed Entities.

In addition, CLNS OP’s, the Company’s and RED REIT’s obligation to effect the Combination is subject to the satisfaction or waiver at or prior to the closing of each of the following conditions:

•	the representations and warranties of the NorthStar I parties being true and correct to the extent required and subject to the applicable materiality standards set forth in the combination agreement; the NorthStar I parties having complied with and performed in all material respects all covenants and other agreements required to be performed by them under the combination agreement on or before the closing; and the receipt by CLNS OP and the Company of a certificate executed on behalf of the NorthStar I parties by an appropriate officer certifying the satisfaction of the foregoing;

•	the representations and warranties of the NorthStar II parties being true and correct to the extent required and subject to the applicable materiality standards set forth in the combination agreement; the NorthStar II parties having complied with and performed in all material respects all covenants and other agreements required to be performed by them under the combination agreement on or before the closing; and the receipt by CLNS OP of a certificate executed on behalf of the NorthStar II parties by an appropriate officer certifying the satisfaction of the foregoing;

•	the receipt by CLNS OP of legal opinions that (i) each of NorthStar I, commencing with its taxable year ended December 31, 2010 through the effective time of the NorthStar I merger, and NorthStar II, commencing with its taxable year ended December 31, 2013 through the effective time of the NorthStar II merger, has met or will meet the requirements for qualification and taxation as a REIT under the Code, and (ii) the CLNS OP Contribution should qualify as a tax-free transaction under Section 351 of the Code;

•	the absence of a material adverse effect with respect to NorthStar I and NorthStar II;

•	the execution of a registration rights agreement by CLNS OP and the Company;

•	the execution of a stockholders agreement by CLNS OP and the Company; and

•	the execution of an ownership waiver letter by CLNS OP and the Company.

None of NorthStar I, NorthStar II or the Company can give any assurance as to when or if all of the conditions to the consummation of the Combination or any other transactions contemplated by the combination agreement will be satisfied or waived or that the Combination will occur.

For additional information regarding the conditions to the consummation of the Combination and a complete list of such conditions, refer to the sections entitled “The Combination Agreement—Conditions to Completion of the Combination” beginning on page 273 of this joint proxy statement/prospectus and “Risk Factors—Risks Relating to the Combination” beginning on page 57 of this joint proxy statement/prospectus.

Regulatory Approvals in Connection with the Combination (Page 184)

As noted above, completion of the Combination is subject to the receipt of any required regulatory approvals; however, no regulatory approvals are anticipated to be required.

No Solicitation or Negotiation of Acquisition Proposals (Page 286)

Go-Shop (Page 285)

Pursuant to the terms of the combination agreement, for 30 days after the date of the first public announcement of the combination agreement, NorthStar I and NorthStar II had a “go-shop” right that allowed them to, directly or indirectly, initiate, solicit, encourage or facilities any inquiries or making of an acquisition proposal from third parties. This “go-shop” period expired on September 27, 2017.

Pursuant to the go-shop provisions of the combination agreement, at the direction of the NorthStar I special committee, on August 28, 2017, Credit Suisse commenced NorthStar I’s go-shop process. In the go-shop process, 25 prospective buyers were contacted regarding each such party’s potential interest in exploring a transaction with NorthStar I. During the go-shop period, eight parties negotiated and entered into confidentiality agreements with NorthStar I and were provided with non-public information relating to NorthStar I. None of the parties contacted during the go-shop process, including the eight parties that entered into confidentiality agreements with NorthStar I, submitted a NorthStar I acquisition proposal to NorthStar I or its representatives prior to the September 27, 2017 go-shop period end time.

From August 28, 2017 through September 27, 2017, in connection with the “go-shop” process provided for under the combination agreement, at the direction of the NorthStar II special committee, Moelis contacted approximately 44 parties to solicit their interest in a possible alternative transaction with NorthStar II. Seven parties entered into confidentiality agreements with NorthStar II. No NorthStar II acquisition proposals were received prior to the September 27, 2017 go-shop period end time.

No Solicitation (Page 286)

From and after the expiration of the “go-shop” period, and except with respect to “go-shop” bidders, each of NorthStar I and NorthStar II has agreed that it will not, and it will cause each of its subsidiaries and its and their respective representatives not to:

•	solicit, initiate knowingly encourage or facilitate any inquires, proposals or offers for, or engage in any negotiations concerning, or provide any confidential or non-public information or data to, or have any discussions with, any person relating to any inquiry, proposal, offer or other action that constitutes, or could reasonably be expected to lead to, as applicable, a NorthStar I acquisition proposal or NorthStar II acquisition proposal (each as defined in the section entitled “The Combination Agreement—Covenants and Agreements—No Solicitation or Negotiation of Acquisition Proposals” beginning on page 286 of this joint proxy statement/prospectus);

•	enter into or engage in, continue or otherwise participate in any discussions or negotiations regarding or otherwise in furtherance of, or furnish to any other person any information in connection with or for the purpose of encouraging or facilitating, any inquiry, proposal, offer or other action that constitutes, or could reasonably be expected to lead to or otherwise obtain, as applicable, a NorthStar I acquisition proposal or NorthStar II acquisition proposal;

•	release any person from or fail to enforce any confidentiality, “standstill” or similar obligation to NorthStar I (or its subsidiaries) or NorthStar II (or its subsidiaries), as applicable; or

•	approve, recommend or enter into any letter of intent or similar document, agreement, commitment, arrangement, understanding, contract or agreement in principle (whether binding or not) with respect to, as applicable, a NorthStar I acquisition proposal or NorthStar II acquisition proposal.

Notwithstanding those restrictions, however, each of NorthStar I and NorthStar II will be permitted to waive or not to enforce any provision of any confidentiality, “standstill” or similar obligation to permit a person to make a confidential NorthStar I acquisition proposal or NorthStar II acquisition proposal, as applicable, directly to the NorthStar I special committee or the NorthStar II special committee, if the NorthStar I special committee or the NorthStar II special committee, as applicable, determines in good faith (after consultation with outside legal counsel) that any such failure to waive or to not enforce would be inconsistent with or otherwise result in a breach of its duties under applicable law.

Negotiation of Acquisition Proposals (Page 287)

Notwithstanding the restrictions described above, at any time after the expiration of the “go-shop” period and prior to receiving the NorthStar I stockholder approval or the NorthStar II stockholder approval, as applicable, NorthStar I or NorthStar II may, after providing notice to the other parties:

•	provide information in response to a request by a person who has made a bona fide unsolicited written acquisition proposal that did not result from a material breach of the non-solicitation obligations described above if the party receiving such acquisition proposal receives from the person requesting such information an executed confidentiality agreement satisfying certain requirements, and discloses to the other parties to the combination agreement such written acquisition proposal and concurrently furnishes, makes available or provides access to any nonpublic information provided to such person or persons to the extent not already provided to such other party; and

•	engage or participate in any discussions or negotiations with any person who has made an unsolicited bona fide written acquisition proposal, if the special committee of the board of directors of the party receiving such acquisition proposal has determined in good faith based on information then available and after consultation with outside legal counsel and outside financial advisors that such acquisition proposal either constitutes or could reasonably be expected to lead to a NorthStar I superior proposal or a NorthStar II superior proposal (each as defined in the section entitled “The Combination Agreement—Covenants and Agreements—No Solicitation or Negotiation of Acquisition Proposals” beginning on page 286 of this joint proxy statement/prospectus), as applicable.

No Change of Recommendation or Alternative Acquisition (Page 288)

Under the combination agreement, each of the NorthStar I board of directors and NorthStar II board of directors, or any committee thereof, generally may not take the following actions (any of which we refer to as a change of recommendation):

•	change, withhold, withdraw, qualify or modify or publicly propose or announce or authorize or resolve to, or announce its intention to change, withhold, withdraw, qualify or modify, in each case in a manner adverse to the other parties, the NorthStar I board recommendation or the NorthStar II board recommendation (each as defined in the section entitled “The Combination Agreement—Covenants and Agreements—No Solicitation or Negotiation of Acquisition Proposals” beginning on page 286 of this joint proxy statement/prospectus), as applicable;

•	authorize, approve, endorse, declare advisable, adopt or recommend or propose to publicly authorize, approve, endorse, declare advisable, adopt or recommend, any NorthStar I acquisition proposal or NorthStar II acquisition proposal, as applicable;

•	authorize, cause or permit its company (or any subsidiary of its company) to enter into any alternative acquisition agreement (as described in the section entitled “The Combination Agreement—Covenants and Agreements—No Solicitation and or Negotiation of Acquisition Proposals” beginning on page 286 of this joint proxy statement/prospectus) for any NorthStar I acquisition proposal or NorthStar II acquisition proposal, as applicable; or

•	fail to make or include the NorthStar I board recommendation or the NorthStar II board recommendation in this joint proxy statement/prospectus.

Notwithstanding these restrictions, prior to receiving the NorthStar I stockholder approval or the NorthStar II stockholder approval, as applicable, and so long as NorthStar I or NorthStar II is in compliance with the non-solicitation obligations described above in all material respects, each of the NorthStar I board of directors and the NorthStar II board of directors (in each case based on the recommendation of its respective special committee) may effect a change of recommendation in response to an intervening event or a superior proposal that was not withdrawn at the time of the change of recommendation, if the NorthStar I special committee or the NorthStar II special committee determines in good faith after consultation with outside legal counsel that to do otherwise would be inconsistent with its duties under applicable law. Prior to any such action being taken, the party who intends to effect a change of recommendation must provide written notice to the other parties advising such parties of its intention and the reasons therefor and take the other actions described in the section entitled “The Combination Agreement—Covenants and Agreements—No Solicitation or Negotiation of Acquisition Proposals” beginning on page 286 of this joint proxy statement/prospectus, including engaging in negotiation, in good faith, with the other parties to determine whether any revisions to the terms of the combination agreement would make the applicable proposal received no longer a “superior proposal.”

Termination (Page 292)

The combination agreement may be terminated:

•	by mutual consent of NorthStar I, NorthStar II, the Company and CLNS OP in a written instrument at any time prior to the closing of the CLNS OP Contribution;

•	by any of NorthStar I, NorthStar II, the Company or CLNS OP at any time prior to the closing of the CLNS OP Contribution:

•	if the closing of the transactions contemplated by the combination agreement has not occurred by the close of business on the date that is the nine-month anniversary of the later of the receipt of the NorthStar I stockholder approval and receipt of the NorthStar II stockholder approval, which we refer to as the outside date, provided that the right to terminate will not be available to any party whose failure to comply with any provision of the combination agreement has been the cause of, or materially contributed to, the failure of the closing to occur on or before such date (we refer to a termination of the combination agreement for this reason as an outside date termination);

•	if (a) the NorthStar I stockholder approval or the NorthStar II stockholder approval is not obtained (we refer to a termination of the combination agreement for this reason as a stockholder no-vote termination), or (b) the NorthStar I special meeting or the NorthStar II special meeting has not been held by the earlier of March 31, 2018 and the date that is 30 days after the date originally scheduled for such special meeting or more than 120 days from the record date for such special meeting, whichever occurs first (we refer to a termination of the combination agreement for this reason as a failure to hold special meeting termination);

•	if any required regulatory approval is denied by final, non-appealable action or if any injunction prohibiting the Combination becomes final and non-appealable, provided that the right to terminate for this reason will not be available to any party whose failure to comply with any provision of the combination agreement has been the cause of, or materially contributed to, such action;

•	at any time prior to the closing of the CLNS OP Contribution:

•	by any of NorthStar I, NorthStar II or CLNS OP, as applicable, if, subject to cure rights, either of the other two parties has breached any of its representations, warranties, covenants or agreements under the combination agreement or any representations and warranties become untrue after the date of the combination agreement, in each case such that the conditions to the other parties’ obligations to complete the Combination would not be satisfied (we refer to a termination of the combination agreement for this reason as a termination for non-curable breach);

•	by NorthStar II or CLNS OP, if the NorthStar I board of directors has made a change of recommendation, or by NorthStar I or CLNS OP, if the NorthStar II board of directors has made a change of recommendation (we refer to a termination of the combination agreement for this reason as a termination for change of recommendation);

•	by NorthStar II or CLNS OP, if NorthStar I has breached its no solicitation obligations under the combination agreement, or by NorthStar II or CLNS OP, if NorthStar I has breached its no solicitation obligations under the combination agreement (we refer to termination of the combination agreement for this reason as a termination for breach of non-solicitation covenants); or

•	by NorthStar I, prior to the NorthStar I stockholder approval being obtained, or by NorthStar II, prior to the NorthStar II stockholder approval being obtained, in order to enter into a definitive agreement with respect to a superior proposal in compliance with the terms of the combination agreement (we refer to a termination of the combination agreement for this reason as a termination for superior proposal).

Notwithstanding the foregoing, the CLNS parties and the Company (i) may not rely on the failure of the condition to closing that the representations and warranties of the NorthStar I parties or the NorthStar II parties are true and correct to be satisfied if, on or before August 25, 2017, CLNS, CLNS OP or the CLNS OP subsidiary serving as the external manager of NorthStar I or NorthStar II, as applicable, had actual knowledge of the failure of such representations and warranties to be true and correct, and (ii) may not rely on the failure of the condition to closing that the covenants and other agreements required by the combination to be complied with by the NorthStar I parties or the NorthStar II parties prior to the closing to be satisfied, or assert any other claim or right in respect of the failure by the NorthStar I parties or the NorthStar II parties, as applicable, to comply with and perform their respective covenants and agreements required by the combination agreement, if and to the extent such failure results from any action or omission taken or made by the applicable CLNS OP subsidiary in the performance of its duties or obligations as external manager of NorthStar I or NorthStar II, as applicable, with the actual knowledge of such CLNS OP subsidiary that such action or omission would, or would reasonably be expected to, cause such covenants and agreements required of the NorthStar I parties or the NorthStar II parties, as applicable, not to have been duly complied with and performed in all material respects, unless such action or omission was taken or made by the applicable CLNS OP subsidiary with the prior written consent of the NorthStar I special committee or the NorthStar II special committee, as applicable.

Termination Fees and Transaction Expenses (Page 294)

The combination agreement provides that, in connection with the termination of the combination agreement under specified circumstances as described below, NorthStar I may be required to pay a termination fee, which we refer to as the NorthStar I termination fee, of either:

•	approximately $21.7 million (in the event the termination fee becomes payable in connection with a NorthStar I termination for superior proposal or NorthStar I termination for change of recommendation, in each case in connection with NorthStar I entering into or recommending a NorthStar I superior proposal with a NorthStar I go-shop bidder (as defined in the section entitled “The Combination Agreement—Covenants and Agreements—No Solicitation or Negotiation of Acquisition Proposals” beginning on page 286 of this joint proxy statement/prospectus) on or before October 19, 2017); or

•	approximately $43.4 million (in the event the termination fee becomes payable under any other circumstance pursuant to the combination agreement).

The combination agreement provides that, in connection with the termination of the combination agreement under specified circumstances, NorthStar II may be required to pay a termination fee, which we refer to as the NorthStar II termination fee, of either:

•	approximately $20.8 million (in the event the termination fee becomes payable in connection with a NorthStar II termination for superior proposal or NorthStar II termination for change of recommendation, in each case in connection with NorthStar II entering into or recommending a NorthStar II superior proposal with a NorthStar II go-shop bidder (as defined in the section entitled “The Combination Agreement—Covenants and Agreements—No Solicitation or Negotiation of Acquisition Proposals” beginning on page 286 of this joint proxy statement/prospectus) on or before October 19, 2017); or

•	approximately $41.6 million (in the event the termination fee becomes payable under any other circumstance pursuant to the combination agreement).

In the event of a termination for superior proposal or a termination for change of recommendation, NorthStar I will pay 45.95% of the NorthStar I termination fee to NorthStar II and 54.05% of the NorthStar I termination fee to CLNS OP, or NorthStar II will pay 47.03% of the NorthStar II termination fee to NorthStar I and 52.97% of the NorthStar II termination fee to CLNS OP, as applicable.

The combination agreement also provides that if: (i) after August 25, 2017, an acquisition proposal is publicly proposed or disclosed or, other than in the case of a stockholder no-vote termination, otherwise communicated to the NorthStar I board of directors or NorthStar II board of directors, as applicable, and any of (A) a stockholder no-vote termination or a failure to hold special meeting termination has occurred, (B) an outside date termination has occurred, (C) a termination for non-curable breach has occurred, or (D) a termination for breach of non-solicitation covenants has occurred; and (ii) within 12 months of such termination, the party causing such termination enters into an agreement with respect to a business combination with a third party, then the party involved in such business combination will be required to pay its termination fee to the other two parties (with each such party receiving its proportionate share of the termination fee paid), less any transaction expenses that were already paid by such party to the other two parties pursuant to the terms of the combination agreement, as outlined in the sections entitled “The Combination Agreement—Termination of the Combination Agreement—Termination Fees” beginning on page 294 of this joint proxy statement/prospectus and “The Combination Agreement—Termination of the Combination Agreement—Payment of Transaction Expenses Upon Termination” beginning on page 296 of this joint proxy statement/prospectus.

The combination agreement further provides that if: (i) any of (A) a stockholder no-vote termination or a failure to hold special meeting termination has occurred; (B) a termination for non-curable breach has occurred; (C) a termination for breach of non-solicitation covenants has occurred; or (D) in a business combination involving CLNS OP, an outside date termination has occurred in a circumstance in which CLNS OP is not entitled to terminate for such event; and (ii) within 12 months of such termination, the party causing such termination enters into an agreement with respect to a business combination with either of the other two entities (NorthStar I, NorthStar II or CLNS OP, as applicable), directly or through subsidiaries, then the two parties who are involved in such business combination will each be required to pay a termination fee to the third party, less any transaction expenses that were already paid by them to the third party pursuant to the terms of the combination agreement, as outlined in the sections entitled “The Combination agreement—Termination of the Combination agreement— Termination Fees” beginning on page 294 of this joint proxy statement/prospectus and “The Combination agreement—Termination of the Combination agreement—Payment of Transaction Expenses Upon Termination” beginning on page 296 of this joint proxy statement/prospectus.

Each party would be required to reimburse the other parties their transaction expenses of up to $10 million per party if either: (i) a failure to hold special meeting termination has occurred; (ii) a termination for non-curable breach by such party has occurred; or (iii) a termination for breach of non-solicitation covenants by such party has occurred. This amount would be deducted from any payment of a full termination fee as described in the two paragraphs immediately above.

For additional information regarding termination fees, refer to the sections entitled “The Combination Agreement—Termination of the Combination Agreement—Termination Fees” and “The Combination agreement—Termination of the Combination agreement—Payment of Transaction Expenses Upon Termination” beginning on page 296 of this joint proxy statement/prospectus.

Specific Performance (Page 297)

Each party is entitled to seek specific performance and injunctive relief to prevent breaches of the combination agreement and to enforce the terms of the combination agreement in addition to any other remedy to which the parties are entitled at law or in equity.

U.S. Federal Income Tax Consequences (Page 223)

The parties intend for (i) the CLNS OP Contribution to qualify as a tax-free transaction pursuant to Section 351 of the Code, (ii) each of the NorthStar I merger and the NorthStar II merger to qualify as a reorganization under Section 368(a)(1) of the Code, and (iii) the RED REIT Contribution to be treated as a tax-free transaction pursuant to Section 721 of the Code. It is a condition to the closing of the Combination that: (i) Alston & Bird, or other counsel reasonably acceptable to the parties, deliver to NorthStar I an opinion that the NorthStar I merger will qualify as a reorganization under Section 368(a)(1) of the Code; (ii) Greenberg Traurig, or other counsel reasonably acceptable to the parties, deliver to NorthStar II an opinion that the NorthStar II merger will qualify as a reorganization under Section 368(a)(1) of the Code; and (iii) Hogan Lovells US LLP, or other counsel reasonably acceptable to the parties, deliver to CLNS OP an opinion that the CLNS OP Contribution should qualify as a tax-free transaction under Section 351 of the Code. On the basis of the foregoing opinions, a U.S. holder (as defined on page 224 of this joint proxy statement/prospectus) of NorthStar I common stock or NorthStar II common stock will generally not recognize any gain or loss for U.S. federal income tax purposes as a result of the Mergers, except with respect to cash received in lieu of fractional shares in connection with the Mergers.

Any unsold portion of the NorthStar I excluded asset will be transferred to a liquidating trust and beneficial interests in such liquidating trust will be distributed to the NorthStar I stockholders. Holders of liquidating trust units will be subject to tax on their share of the income or gain of the liquidating trust without regard to the amount, if any, of distributions they receive from the liquidating trust.

Stockholders of NorthStar I and NorthStar II may be subject to tax on any special distributions prior to the Mergers, which may include cash or, in the case of NorthStar I stockholders, units representing beneficial interests in the liquidating trust. The tax consequences of the stockholders’ receipt of the special distributions will depend on, among other things, the amount of the paying corporation’s current and accumulated earnings and profits.

The particular consequences of the Mergers and related transactions to each stockholder depend on such holder’s particular facts and circumstances. Stockholders are urged to consult their tax advisors to understand fully the consequences to them of the Mergers and related transactions in their specific circumstances.

Accounting Treatment of the Combination (Page 184)

The Combination will be accounted for under the acquisition method for business combinations pursuant to Accounting Standards Codification Topic 805, Business Combinations. In the Combination, the Company, and its accounting predecessor, the CLNS Investment Entities, is considered to be the accounting acquirer.

The Company succeeded to substantially all of the operations of the CLNS Investment Entities and did not have material assets or substantial operations prior to the contribution of assets and liabilities from CLNS, with such contribution treated as a common control transaction. Accordingly, all of the assets and liabilities of the CLNS Investment Entities received by the Company were recorded in the Company’s books at their carryover basis. As both the Company and the CLNS Investment Entities were controlled by CLNS prior to the Combination, actions taken by CLNS prior to the Combination were attributed to the Company in determining the accounting acquirer in the Combination.

In a transaction involving the exchange of equity interests, ASC 805 provides that the entity issuing the equity interests is usually the acquirer; however, all pertinent facts and circumstances must be considered in identifying the acquirer for accounting purposes. In identifying the Company as the accounting acquirer, factors considered included the following: (i) CLNS initiated the Combination transaction; (ii) the Company will issue its equity to consummate the Combination; (iii) subsidiaries and affiliates of CLNS will have the largest portion of voting interest in the Company based on initial ownership interests immediately following the Combination; (iv) CLNS executives will serve as management of the Company through a management agreement to be executed between the Company and a subsidiary of CLNS; and (v) in terms of relative size, CLNS, through the CLNS Investment Entities, will constitute the largest portion of net assets and net income of the combining entities.

Accordingly, the Combination will establish a new accounting basis for the assets acquired, liabilities assumed and noncontrolling interests of NorthStar I and NorthStar II, which will be measured at their respective fair values on the closing date of the Combination. As the Combination is a stock-for-stock exchange, the value of consideration transferred will depend upon the fair value of the Company common stock at the closing date of the Combination. To the extent that fair value of the consideration transferred exceeds fair value of the net assets acquired, any such excess will represent goodwill. Alternatively, if fair value of the net assets acquired exceeds fair value of the consideration transferred, the transaction could result in a bargain purchase gain that will be recognized immediately in earnings. The final fair values of assets acquired, liabilities assumed and non-controlling interests will be determined upon completion of the Combination, with the allocation to be finalized as soon as practicable within the measurement period of no later than one year following the closing date of the Combination.

Comparison of Rights of Stockholders of NorthStar I and NorthStar II with the Rights of Stockholders of the Company (Page 326)

Upon completion of the Mergers, the rights of former NorthStar I and NorthStar II stockholders who become the Company stockholders will be governed by the Company charter and the Company bylaws and the MGCL. The rights associated with NorthStar I common stock and NorthStar II common stock are different from the rights to be associated with the Company common stock after the Mergers. For additional information regarding the comparison of the rights of stockholders, refer to the section entitled “Comparison of Rights of Stockholders of NorthStar I and NorthStar II with the Rights of Stockholders of the Company” beginning on page 326 of this joint proxy statement/prospectus.

SELECTED HISTORICAL FINANCIAL INFORMATION OF NORTHSTAR I

The following selected consolidated financial information as of and for the years ended December 31, 2012 through December 31, 2016 is derived from the audited consolidated financial statements of NorthStar I. The following selected consolidated financial information as of and for the nine months ended September 30, 2017 and 2016 as well as for each quarterly period from 2015 through September 30, 2017 is derived from the unaudited consolidated financial statements of NorthStar I and, in the opinion of management, contains all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of this financial information at or for those dates. The financial condition and results of operations as of and for the nine months ended September 30, 2017 are not necessarily indicative of the financial condition and results of operations that may be expected for the full year ending December 31, 2017 or for any future periods. You should not assume that the results for any past periods are indicative of results for any future period. You should read this information in conjunction with NorthStar I’s consolidated financial statements and related notes thereto included in NorthStar I’s Annual Report on Form 10-K for the year ended December 31, 2016 and in NorthStar I’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017, which are attached to this joint proxy statement/prospectus as Annex F-1 and Annex F-2, respectively.

	Nine Months Ended September 30,		Year Ended December 31,
(In thousands, except per share data)	2017	2016	2016	2015	2014	2013	2012

Statements of Operations Data:
Interest income(1)	$63,303	$59,006	$77,657	$96,471	$102,697	$77,553	$24,601
Rental and other income	66,827	58,330	78,602	60,394	29,342	1,970	—
Total revenues	130,130	117,336	156,259	156,865	132,039	79,523	24,601
Interest expense—loans receivable(2)	23,246	13,150	16,674	21,339	21,100	15,179	3,299
Interest expense—real estate(2)	14,160	12,895	17,519	14,832	7,763	583	—
Property operating expense	30,294	27,478	36,950	31,135	15,433	823	—
Net income	10,819	24,168	32,207	45,591	88,953	61,017	15,304
Net income attributable to stockholders	10,739	24,079	31,952	45,614	89,124	61,271	15,304

Share Data:
Earnings per share:
Basic	$0.09	$0.20	$0.26	$0.38	$0.77	$0.63	$0.44
Diluted	$0.09	$0.20	$0.26	$0.38	$0.77	$0.63	$0.44

	September 30, 2017	December 31,
(In thousands)		2016	2015	2014	2013	2012

Balance Sheet Data:
Total assets	$2,444,660	$1,768,480	$1,947,516	$2,188,021	$1,831,104	$859,938
Total debt(3)	604,039	705,589	819,716	996,178	637,752	250,812
Total liabilities	1,542,321	799,355	915,505	1,125,324	825,879	342,192
Total stockholders’ equity	885,029	950,087	1,014,324	1,043,340	1,000,651	517,742
Total equity	902,339	969,125	1,032,011	1,062,697	1,005,225	517,746

For the three months ended	2017			2016				2015
(In thousands, except per share data)	September 30	June 30	March 31	December 31	September 30	June 30	March 31	December 31	September 30	June 30	March 31

Statements of Operations Data
Total revenues	$49,650	$41,488	$38,992	$38,923	$40,492	$39,843	$37,001	$37,362	$39,258	$39,625	$40,620
Net income (loss)	(2,527)	4,768	8,578	8,035	7,297	9,102	7,773	8,808	5,365	14,195	17,223
Net income (loss) attributable to stockholders	(2,282)	4,617	8,404	7,869	7,491	8,904	7,688	8,753	5,773	13,943	17,145

Share Data
Earnings (Loss) per share:
Basic	$(0.02)	$0.04	$0.07	$0.07	$0.06	$0.07	$0.06	$0.07	$0.05	$0.12	$0.14
Diluted	$(0.02)	$0.04	$0.07	$0.07	$0.06	$0.07	$0.06	$0.07	$0.05	$0.12	$0.14

(1)	Interest income includes interest income and interest income on mortgage loans held in a securitization trust, as historically presented by NorthStar I.

(2)	Interest expense—loans receivable and interest expense—real estate in the aggregate represent interest expense, interest expense on mortgage obligations issued by a securitization trust, and mortgage notes interest expense, as historically presented by NorthStar I.

(3)	Total debt consists of securitization bonds payable, mortgage notes payable, credit facilities, and loan collateral payable, related party, as historically presented by NorthStar I.

SELECTED HISTORICAL FINANCIAL INFORMATION OF NORTHSTAR II

The following selected consolidated financial information as of and for the years ended December 31, 2013 (from commencement of operations on September 18, 2013) through December 31, 2016 is derived from the audited consolidated financial statements of NorthStar II. The following selected consolidated financial information as of and for the nine months ended September 30, 2017 and 2016 as well as for each quarterly period from 2015 through September 30, 2017 is derived from the unaudited consolidated financial statements of NorthStar II and, in the opinion of management, contains all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of this financial information at or for those dates. The financial condition and results of operations as of and for the nine months ended September 30, 2017 are not necessarily indicative of the financial condition and results of operations that may be expected for the full year ending December 31, 2017 or for any future periods. You should not assume that the results for any past periods are indicative of results for any future period. You should read this information in conjunction with NorthStar II’s consolidated financial statements and related notes thereto included in NorthStar II’s Annual Report on Form 10-K for the year ended December 31, 2016 and in NorthStar II’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017, which are attached to this joint proxy statement/prospectus as Annex G-1 and Annex G-2, respectively.

	Nine Months Ended September 30,		Year Ended December 31,
(In thousands, except per share data)	2017	2016	2016	2015	2014	2013

Statements of Operations Data:
Interest income	$52,873	$46,033	$64,333	$35,555	$11,539	$137
Rental and other income	32,624	32,229	43,121	19,603	—	—
Total revenues	85,497	78,262	107,454	55,158	11,539	137
Interest expense—loans receivable(1)	15,904	11,249	15,475	10,001	3,231	42
Interest expense—real estate(1)	10,648	10,257	13,612	6,778	—	—
Property operating expense	9,534	10,247	13,557	5,860	—	—
Net income (loss)	23,777	12,165	22,449	(5,391)	3,183	12
Net income (loss) attributable to stockholders	23,676	12,088	22,365	(5,337)	3,183	12

Share Data:
Earnings (Loss) per share:
Basic	$0.21	$0.12	$0.22	$(0.09)	$0.21	$0.04
Diluted	$0.21	$0.12	$0.22	$(0.09)	$0.21	$0.04

	September 30, 2017	December 31,
(In thousands)		2016	2015	2014	2013

Balance Sheet Data:
Total assets	$1,814,306	$1,807,000	$1,622,638	$576,418	$25,326
Total debt(2)	842,356	808,903	831,646	277,863	—
Total liabilities	924,676	895,609	907,556	310,276	538
Total stockholders’ equity	887,638	909,252	712,755	266,140	24,786
Total equity	889,630	911,391	715,082	266,142	24,788

For the three months ended	2017			2016				2015
(In thousands, except per share data)	September 30	June 30	March 31	December 31	September 30	June 30	March 31	December 31	September 30	June 30	March 31

Statements of Operations Data
Total revenues	$29,220	$28,351	$27,926	$29,192	$26,099	$22,519	$29,644	$20,880	$18,268	$8,545	$7,465
Net income (loss)	5,321	7,956	10,500	10,284	4,928	614	6,623	(4,674)	2,030	(4,652)	1,905
Net income (loss) attributable to stockholders	5,289	7,920	10,467	10,277	4,895	571	6,622	(4,646)	2,056	(4,652)	1,905

Share Data
Earnings (Loss) per share:
Basic	$0.05	$0.07	$0.09	$0.09	$0.05	$0.01	$0.07	$(0.09)	$0.03	$(0.08)	$0.05
Diluted	$0.05	$0.07	$0.09	$0.09	$0.05	$0.01	$0.07	$(0.09)	$0.03	$(0.08)	$0.05

(1)	Interest expense—loans receivable and Interest expense—real estate in the aggregate represent interest expense and mortgage notes interest expense, as historically presented by NorthStar II.

(2)	Total debt consists of securitization bonds payable, mortgage and other notes payable and credit facilities, as historically presented by NorthStar II.

SELECTED HISTORICAL FINANCIAL INFORMATION OF THE CLNS INVESTMENT ENTITIES

The following tables set forth selected historical combined financial information of the investment entities in which CLNS OP owns interests ranging from 38% to 100%, which interests we refer to as the CLNS Contributed Portfolio, and are intended to be contributed to the Company OP. The selected historical combined financial information also includes certain intercompany balances between those entities and CLNS OP or its subsidiaries. These entities and balances are collectively referred to as the “CLNS Investment Entities.” The assets, liabilities and noncontrolling interests of the CLNS Investment Entities have been carved out of the books and records of CLNS at their historical carrying amounts. The remaining interests in the CLNS Investment Entities that are owned by CLNS-sponsored investment vehicles or third parties will not be contributed to the Company. CLNS’s interests in the respective underlying assets and liabilities of the CLNS Investment Entities are presented as “CLNS Owner” and the remaining interests are presented as “Other Owners.”

The following selected combined financial information as of and for the years ended December 31, 2016 and 2015 is derived from the audited combined financial statements of the CLNS Investment Entities. The interim financial information as of and for the nine months ended September 30, 2017 and 2016 is derived from the unaudited combined financial statements of the CLNS Investment Entities and the interim financial information for each quarter of 2015 through September 30, 2017 is derived from the books and records of the CLNS Investment Entities, and in the opinion of management, contains all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of this financial information at or for those dates. The financial condition and results of operations as of and for the nine months ended September 30, 2017 are not necessarily indicative of the financial condition and results of operations that may be expected for the full year ending December 31, 2017 or for any future periods. You should not assume that the results for any past periods are indicative of results for any future period. You should read this information in conjunction with the combined financial statements and related notes thereto of the CLNS Investment Entities for the years ended December 31, 2016 and 2015 and for the nine months ended September 30, 2017, a copy of which is included in Annex H-1 to this joint proxy statement/prospectus.

	Nine Months Ended September 30,		Year Ended December 31,
(In thousands)	2017	2016	2016	2015

Statements of Operations Data:
Interest income	$108,442	$105,203	$140,529	$112,326
Property operating income	17,207	866	1,138	99
Total revenues	126,308	106,501	142,203	112,712
Interest expense—loans receivable	16,445	20,166	26,031	18,949
Interest expense—real estate	3,759	—	—	—
Property operating expense	5,707	689	905	67
Net income	95,829	82,554	109,021	81,608
Net income attributable to owners	95,313	81,953	108,285	80,554
Net income attributable to CLNS Owner	67,087	58,498	76,051	58,079

	September 30, 2017	December 31,
(In thousands)		2016	2015

Balance Sheet Data:
Total assets	$2,119,897	$1,802,192	$2,056,974
Total debt(1)	486,417	502,413	826,132
Total liabilities	543,815	566,628	939,160
Total equity attributable to CLNS Owner	1,221,514	884,716	817,774
Total equity attributable to Other Owners	344,526	341,167	290,088
Total equity	1,576,082	1,235,564	1,117,814

For the three months ended (In thousands)	2017			2016				2015
	September 30	June 30	March 31	December 31	September 30	June 30	March 31	December 31	September 30	June 30	March 31

Statements of Operations Data
Total revenues	$42,801	$43,061	$40,446	$35,702	$35,730	$36,562	$34,209	$31,580	$30,316	$26,371	$24,445
Net income	31,482	32,324	32,023	26,467	29,712	29,056	23,786	22,547	24,187	18,863	16,011
Net income attributable to owners	31,361	32,123	31,829	26,332	29,490	28,815	23,648	22,291	23,899	18,600	15,764
Net income attributable to CLNS Owner	21,252	22,949	22,886	17,553	20,479	21,080	16,939	15,739	17,663	14,063	10,614

(1)	At September 30, 2017, total debt includes $50.8 million of secured financing related to a loan receivable previously sold to NorthStar I that did not qualify for sale accounting and is presented as due to affiliates within the historical balances in the unaudited pro forma condensed combined balance sheet.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The following selected unaudited pro forma condensed combined financial data as of and for the nine months ended September 30, 2017 and for the year ended December 31, 2016 presents the pro forma effect of the Combination and related transactions on the results of operations and financial condition of the Company. The Combination is accounted for under the acquisition method of accounting, with the Company and its accounting predecessor, the CLNS Investment Entities, as the accounting acquirer. The selected unaudited pro forma condensed combined financial data assumes the Combination and related transactions had become effective on January 1, 2016, the beginning of the earliest period presented, with respect to statements of operations data, and on September 30, 2017 with respect to balance sheet data.

The selected unaudited pro forma condensed combined financial data should be read in conjunction with (1) the historical consolidated financial statements and notes thereto, and management’s discussion and analysis of financial condition and results of operations of NorthStar I (including quantitative and qualitative disclosures about market risk), included in NorthStar I’s Annual Report on Form 10-K for the year ended December 31, 2016 and NorthStar I’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, copies of which are included in Annex F-1 and Annex F-2, respectively, to this joint proxy statement/prospectus and are incorporated herein by reference, (2) the historical consolidated financial statements and notes thereto, and management’s discussion and analysis of financial condition and results of operations of NorthStar II (including quantitative and qualitative disclosures about market risk), included in NorthStar II’s Annual Report on Form 10-K for the year ended December 31, 2016 and NorthStar II’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, copies of which are included in Annex G-1 and Annex G-2, respectively, to this joint proxy statement/prospectus and are incorporated herein by reference, and (3) the historical combined financial statements and notes thereto of the CLNS Investment Entities as of and for the years ended December 31, 2016 and 2015 and as of and for the nine months ended September 30, 2017, and management’s discussion and analysis of financial condition and results of operations of the CLNS Investment Entities (including quantitative and qualitative disclosures about market risk), copies of which are included in Annex H-1 and Annex H-2, respectively, to this joint proxy statement/prospectus. Refer also to the sections entitled “Where You Can Find More Information” beginning on page 358 of this joint proxy statement/prospectus and “Index to Financial Statements” beginning on page F-1 of this joint proxy statement/prospectus.

The selected unaudited pro forma condensed combined financial data is presented for illustrative purposes only and is not necessarily indicative of the results of operations or financial position of the Company had the Combination and related transactions been completed as of January 1, 2016 or September 30, 2017, as applicable, nor is it necessarily indicative of future financial position or future results of operations of the Company. The selected unaudited pro forma condensed combined financial data reflects management’s best estimate based on available information and may be revised as additional information becomes available and as additional analyses are performed.

(In thousands, except share and per share data)	Nine Months Ended September 30, 2017	Year Ended December 31, 2016

Pro Forma Combined Statement of Operations Data:
Interest income	$250,682	$344,394
Property operating income	115,778	121,595
Total revenues	366,827	466,105
Interest expense—loans receivable	126,118	170,811
Interest expense—real estate	27,151	29,742
Property operating expense	45,535	51,412
Net income	101,954	107,055
Net income attributable to Colony NorthStar Credit Real Estate, Inc.	98,732	105,077

Pro Forma Per Share Data:
Earnings per share:
Basic	$0.78	$0.85
Diluted	$0.78	$0.85

Weighted Average Number of Shares of Class A common stock outstanding:
Basic	126,958	123,180
Diluted	126,958	123,180

(In thousands)	September 30, 2017

Pro Forma Combined Balance Sheet Data:
Total assets	$8,416,410
Total debt	4,830,444
Total liabilities	5,010,371
Total stockholders’ equity	3,213,741
Total equity	3,406,039

UNAUDITED COMPARATIVE PER SHARE DATA

The following tables set forth certain historical and pro forma combined and pro forma equivalent per share information. The pro forma combined and pro forma equivalent per share information are presented as if the Combination and related transactions had become effective on January 1, 2016, the beginning of the earliest period presented, with respect to net income per share and dividends per share, and on September 30, 2017 with respect to book value per share.

This information is derived from and should be read in conjunction with the historical consolidated financial statements and notes thereto of NorthStar I and NorthStar II, which are attached to this joint proxy statement/prospectus. Refer to the sections entitled “Where You Can Find More Information” beginning on page 358 of this joint proxy statement/prospectus and “Index to Financial Statements” beginning on page F-1 of this joint proxy statement/prospectus for additional information.

The pro forma combined per share data is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position of the Company had the Combination and related transactions been completed as of January 1, 2016 or September 30, 2017, as applicable, nor is it necessarily indicative of future operating results or financial position of the Company. The pro forma per share information represents management’s best estimate based upon information and assumptions at the time of the filing of this joint proxy statement/prospectus and may be revised as additional information becomes available and as additional analyses are performed.

	CLNS Investment Entities		NorthStar I		NorthStar II
	Historical(1)	Pro Forma Combined	Historical	Pro Forma Equivalent(2)	Historical	Pro Forma Equivalent(2)
At September 30, 2017
Book value per share of common stock	NA	$25.32	$7.42	$8.94	$7.72	$8.89

For the nine months ended September 30, 2017

Net income per share from continuing operations attributable to common stockholders:
Basic	NA	$0.78	$0.09	$0.28	$0.21	$0.27
Diluted	NA	$0.78	$0.09	$0.28	$0.21	$0.27
Dividends per share of common stock(3)	NA	NA	$0.52	NA	$0.53	NA

For the year ended December 31, 2016

Net income per share from continuing operations attributable to common stockholders:
Basic	NA	$0.85	$0.26	$0.30	$0.22	$0.30
Diluted	NA	$0.85	$0.26	$0.30	$0.22	$0.30
Dividends per share of common stock(3)	NA	NA	$0.80	NA	$0.70	NA

(1)	Historical per share data is not applicable to the CLNS Investment Entities as they represent a combination of limited liability companies in which CLNS owns interests to be contributed to the Company.

(2)	NorthStar I and NorthStar II pro forma equivalent per share data are calculated using the pro forma combined per share information and applying the share exchange ratios of 0.3532 for NorthStar I common stock and 0.3511 for NorthStar II common stock.

(3)	Pro forma dividends per share of common stock are not presented, as the dividend policy of the Company will be determined by the Company board of directors following completion of the Combination.

RISK FACTORS

In addition to the other information included in this joint proxy statement/prospectus and in the annexes to this joint proxy statement/prospectus, including the matters addressed in the section entitled “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 88 of this joint proxy statement/prospectus, you should consider carefully the following risks before deciding whether to vote for the proposals presented in this joint proxy statement/prospectus. By voting in favor of the merger proposals, NorthStar I and NorthStar II stockholders will be choosing to invest in the Company common stock following the completion of the Mergers. Accordingly, you should read and consider the risks associated with each of the businesses of NorthStar I and NorthStar II because these risks will also affect the Company. Risks related to NorthStar I can be found in NorthStar I’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and NorthStar I’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017, which Annual Report on Form 10-K and Quarterly Report on Form 10-Q are attached hereto as Annex F-1 and Annex F-2, respectively, and incorporated herein by reference, and risks related to NorthStar II can be found in NorthStar II’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and NorthStar II’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017, which Annual Report on Form 10-K and Quarterly Report on Form 10-Q are attached hereto as Annex G-1 and Annex G-2, respectively, and incorporated herein by reference. You should also read and consider the other information in this joint proxy statement/prospectus and the other documents incorporated by reference into this joint proxy statement/prospectus. Refer to the section entitled “Where You Can Find More Information” beginning on page 358 of this joint proxy statement/prospectus. In addition to the risks set forth below, new risks may emerge from time to time, and it is not possible to predict all risk factors nor can the Company, NorthStar I or NorthStar II assess the impact of all factors on the Combination and the Company following the Combination or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in or implied by any forward-looking statements.

Risks Relating to the Combination

NorthStar I and NorthStar II stockholders cannot be sure of the market price of the Company common stock they will receive as consideration.

Upon completion of the Mergers, NorthStar I and NorthStar II stockholders will receive, in the event of a Listing, shares of Company class A common stock, and in the event of an IPO, shares of Company class B common stock. Prior to the Combination, there has not been and will not be an established public trading market for Company common stock. The market price of the Company class A common stock following the Combination will be unknown until the commencement of trading of Company class A common stock upon the consummation of the Combination. The value of the Company class B common stock will be based on the market price of the Company class A common stock at the time that the applicable class of Company class B common stock converts to Company class A common stock. The IPO price of the Company class A common stock, if any, will be determined by negotiations between the Company and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following an IPO of the Company or listing of Company class A common stock on a national securities exchange, and any changes in such market price will affect the value of the consideration received by the NorthStar I and NorthStar II stockholders in the Combination. In addition, if the Company pursues an IPO at a price that is at a material discount to book value, then the Company’s book value per share would be diluted.

The exchange ratios are fixed and generally will not be adjusted for changes affecting the NorthStar Companies.

Each of the NorthStar I exchange ratio and NorthStar II exchange ratio is fixed and may be adjusted only under certain limited circumstances as set forth in the combination agreement and as described in this joint proxy statement/prospectus and will not be adjusted to reflect any changes in the value of NorthStar I common stock or NorthStar II common stock or assets and liabilities to be contributed by the CLNS parties between the signing of the combination agreement and the closing of the Mergers. However, immediately prior to the closing of the Combination, either NorthStar I or NorthStar II (whichever of the two companies has generated the least amount of cash leakage during the period July 1, 2017 through the day immediately preceding the closing date, excluding the dividend payment made on July 1, 2017) will declare a special dividend in order to true up the agreed contribution values of NorthStar I and NorthStar II in relation to each other. In addition, following the CLNS OP Contribution and the RED REIT Contribution, but prior to the effective time of the Mergers, the Company will, if necessary, declare a special distribution to CLNS OP in an amount that is intended to true up CLNS OP for the difference between (i) the sum of (a) the loss in value of NorthStar I and NorthStar II as a result of the distributions made by NorthStar I and NorthStar II in excess of funds from operations from July 1, 2017 through the day immediately preceding the closing date (excluding the dividend payment made on July 1, 2017), (b) funds from operations for the Contributed Entities from July 1, 2017 through the day immediately preceding the closing date, (c) cash contributions or contributions of certain intercompany receivables made to the Contributed Entities from July 1, 2017 through the day immediately preceding the closing date and (d) the expected present value of certain unreimbursed operating expenses of NorthStar I and NorthStar II paid on each NorthStar Company’s behalf by their respective advisors, and (ii) cash distributions made by the Contributed Entities from July 1, 2017 through the day immediately preceding the closing date, excluding the Goodwill Distribution.

Completion of the Combination is subject to many conditions and if these conditions are not satisfied or waived, the Combination will not be completed.

Completion of the Combination is subject to many conditions that must be satisfied or waived under the combination agreement in order for the Combination to be completed including, among others, receipt of each of the NorthStar I stockholder approval and the NorthStar II stockholder approval and the approval for listing of the Company class A common stock on a national securities exchange, in connection with either an IPO or a listing of such shares on such national securities exchange. CLNS OP has the discretion to determine whether to proceed with an IPO or, if it determines that market conditions are not favorable for an IPO, a listing (without an IPO) of the shares of Company class A common stock on a national securities exchange. However, CLNS OP is under no obligation to cause the Company to effect an IPO or a listing if it determines that market conditions are not favorable to effect either, in which case the condition to completion of the Combination would not be satisfied and any of NorthStar I, NorthStar II, CLNS OP and the Company may terminate the combination agreement if the Combination is not completed by the outside date. Refer to the section entitled “The Combination Agreement—Termination of the Combination Agreement” beginning on page 292 of this joint proxy statement/prospectus.

For a more complete summary of the conditions that must be satisfied or waived prior to completion of the Combination, refer to the section entitled “The Combination Agreement—Conditions to Completion of the Combination.”

There can be no assurance that the conditions to the closing of the Combination will be satisfied or waived. For example, the Company’s ability to qualify as a REIT depends, in part, on its acquisition of NorthStar I’s and NorthStar II’s qualifying REIT assets in the Mergers. Accordingly, in order for counsel to the Company to deliver the REIT qualification opinion that is a condition to the closing of the Combination, the Company must be able to project, and its counsel to reasonably assume, that the Company will satisfy the REIT income and asset tests for the entire taxable year in which the Mergers close.

Accordingly, there can be no assurance that the Combination, including the Mergers, will be completed.

NorthStar I or NorthStar II may waive one or more of the closing conditions without re-soliciting stockholder approval.

NorthStar I or NorthStar II may determine to waive, in whole or in part, one or more of the conditions to their obligations to consummate the Combination, including with respect to the Mergers. NorthStar I and NorthStar II currently expect to evaluate the materiality of any waiver and its effect on NorthStar I stockholders or NorthStar II stockholders, as applicable, in light of the facts and circumstances at the time to determine whether any amendment of this joint proxy statement/prospectus or any re-solicitation of proxies or voting cards is required in light of such waiver. Any determination whether to waive any condition to the closing of the Combination and whether to re-solicit stockholder approval or amend this joint proxy statement/prospectus as a result of a waiver will be made by NorthStar I or NorthStar II, as applicable, at the time of such waiver based on the facts and circumstances as they exist at that time.

If the Combination does not occur, NorthStar I, NorthStar II or CLNS OP may incur payment obligations to the others.

If the combination agreement is terminated under certain circumstances, NorthStar I may be required to pay NorthStar II and CLNS OP the NorthStar I termination fee or transaction expenses of up to $10 million each (depending on the specific circumstances), NorthStar II may be required to pay NorthStar I and CLNS OP the NorthStar II termination fee or transaction expenses of up to $10 million each (depending on the specific circumstances) and CLNS OP may be required to pay NorthStar I or NorthStar II the NorthStar II Termination Fee or the NorthStar I Termination Fee, respectively and as applicable, or transaction expenses of up to $10 million each (depending on the specific circumstances). Refer to the section entitled “The Combination Agreement—Termination of the Combination Agreement—Termination Fees” and “The Combination Agreement—Termination of the Combination Agreement—Payment of Transaction Expenses Upon Termination” beginning on page 296 of this joint proxy statement/prospectus.

The Mergers and related transactions are subject to approval by the stockholders of both NorthStar I and NorthStar II.

The Combination cannot be completed unless (i) the NorthStar I stockholders approve the NorthStar I merger, the NorthStar I first charter amendment proposal and the NorthStar I second charter amendment proposal by the affirmative vote of the holders of a majority of the outstanding shares of NorthStar I common stock entitled to vote on such proposals, and (ii) the NorthStar II stockholders approve the NorthStar II merger and the NorthStar II charter amendment proposal by the affirmative vote of the holders of a majority of the outstanding shares of NorthStar II common stock entitled to vote on such proposals. If the stockholders of either of the NorthStar Companies do not approve the proposals, the Mergers and related transactions cannot be completed.

The stockholders of NorthStar I and NorthStar II, each as a group, will hold a significantly smaller share of the Company following the closing of the Combination, than they do as stockholders of each of the NorthStar Companies currently, and CLNS and its affiliates, given its share of the Company following the closing, will have the power to significantly influence the Company’s business and affairs.

Following the Combination, former NorthStar I stockholders and former NorthStar II stockholders are expected to hold approximately 32% and 31%, respectively, of the Company immediately after the completion of the Combination, on a fully diluted basis. Consequently, NorthStar I stockholders and NorthStar II stockholders, each as a group, will exercise less influence over the management and policies of the Company after the completion of the Combination than they currently exercise over the management and policies of NorthStar I and NorthStar II, as applicable. On the other hand, immediately following the closing of the Combination, CLNS and its affiliates will own approximately 37% of the Company on a fully diluted basis (without giving effect to an IPO, if any). By virtue of CLNS and its affiliates’ stock ownership and voting power, it will have the power to significantly influence the Company’s business and affairs and will be able to influence the outcome of matters required to be submitted to stockholders for approval, including the election of the Company’s directors, amendments to the Company charter, mergers or sales of assets. The influence exerted by CLNS and its affiliates over the Company’s business and affairs may not be consistent with the interest of some or all of the Company’s other stockholders. In addition, the NorthStar I charter and the NorthStar II charter include certain provisions (some of which are described in the sections entitled “Certain Provisions of Maryland Law and of the Company Charter and the Company Bylaws” beginning on page 319 of this joint proxy statement/prospectus and “Comparison of Rights of Stockholders of NorthStar I and NorthStar II with the Rights of Stockholders of the Company” beginning on page 326 of this joint proxy statement/prospectus) required by the Statement of Policy Regarding Real Estate Investment Trusts published by the North American Securities Administrators Association, or the NASAA REIT Guidelines, which apply to REITs with shares that are publicly registered with the SEC but are not listed on a national securities exchange, including certain director removal rights. The Company charter does not include provisions based on the NASAA REIT Guidelines and such guidelines would not apply to the Company.

The combination agreement contains provisions that could discourage a potential competing acquirer of NorthStar I or NorthStar II or could result in any competing proposal being at a lower price than it might be otherwise.

The combination agreement contains “no shop” provisions that, subject to limited exceptions, beginning at 11:59 p.m. (New York City time) on September 27, 2017, restrict each NorthStar Company’s ability to solicit, initiate, encourage, facilitate or discuss, or provide any confidential or non-public information with regard to, competing third-party proposals to acquire all, or a significant part, of NorthStar I or NorthStar II. In addition, any NorthStar Company that receives a potentially superior offer or proposal not in violation of the “no shop” provisions is required to give the other parties to the combination agreement the opportunity to match or exceed the competing proposal before the NorthStar Company is permitted to accept such potentially superior proposal. Upon termination of the combination agreement to accept a superior proposal, NorthStar I or NorthStar II may be required to pay a termination fee to NorthStar I or NorthStar II, as applicable, and CLNS OP. Refer to the sections entitled “The Combination Agreement—Covenants and Agreements—No Solicitation or Negotiation of Acquisition Proposals” beginning on page 286 of this joint proxy statement/prospectus and “The Combination Agreement—Termination of the Combination Agreement— Payment of Transaction Expenses Upon Termination” beginning on page 296 of this joint proxy statement/prospectus.

These provisions, among others described in this joint proxy statement/prospectus: (i) could discourage a potential competing acquirer that might have an interest in acquiring all, or a significant part, of NorthStar I or NorthStar II from considering or proposing an acquisition, even if it were prepared to pay consideration with a higher per share cash or market value than the market value proposed to be received or realized in the Mergers; or (ii) might result in a potential competing acquirer proposing to pay a lower price than it might otherwise have proposed to pay because of the added expense of the termination fee or expense reimbursement that may become payable in certain circumstances.

If the Mergers are approved, the date on which NorthStar I and NorthStar II stockholders will receive Company common stock is uncertain.

Even if the Mergers are approved by the respective stockholders of the NorthStar Companies, the date on which the Mergers are consummated and NorthStar I and NorthStar II stockholders will receive Company common stock will remain uncertain, and may not occur at all. Although the NorthStar Companies expect that the Mergers will be consummated in the first quarter of 2018, the completion date of the Mergers might be later than expected due to delays in satisfying the conditions to closing (including the listing by the Company of Company class A common stock on a national securities exchange) or other unforeseen events. In addition, there can be no assurance that the Mergers will be completed even if the required stockholder approvals are obtained. Refer to the section entitled “The Combination Agreement—Conditions to Completion of the Combination” beginning on page 273 of this joint proxy statement/prospectus.

The combination agreement includes restrictions on the ability of each of the NorthStar Companies to make distributions to its stockholders, even if it would otherwise have net income and net cash available to make such distributions.

Pursuant to the combination agreement:

•	NorthStar I is permitted to make its regular daily dividend distributions to its stockholders of up to $0.001917808 per share of NorthStar I prior to the closing of the Mergers. The NorthStar I board of directors may also declare a special dividend in cash in respect of NorthStar I common stock to the extent the cash leakage of NorthStar II exceeds any cash leakage of NorthStar I prior to the closing of the Mergers.

•	NorthStar II is permitted to make its regular daily dividend distributions to its stockholders of up to $0.001917808 per share of NorthStar II prior to the closing of the Mergers. The NorthStar II board of directors may also declare a special dividend in cash in respect of NorthStar II common stock to the extent the cash leakage of NorthStar I exceeds any cash leakage of NorthStar II prior to the closing of the Mergers.

NorthStar I and NorthStar II are permitted under the combination agreement to make certain minimum distributions in excess of the above limits as needed in order to maintain their status as REITs. In the event the amounts of permitted dividends described above are exceeded, pursuant to a distribution necessary for NorthStar I or NorthStar II, as applicable, to qualify as a REIT or to avoid the incurrence of any income or excise tax, the exchange ratios, as applicable, will be adjusted.

Therefore, even if NorthStar I or NorthStar II has available net income or net cash to make distributions to its stockholders and satisfies any other conditions to make such distributions, the terms of the combination agreement could prohibit such action. Refer to the section entitled “The Combination Agreement—Covenants and Agreements—Conduct of Business Pending the Combination” beginning on page 279 of this joint proxy statement/prospectus.

The NorthStar Companies will be subject to business uncertainties and certain operation restrictions until consummation of the Combination.

Uncertainty about the effect of the Mergers may have an adverse effect on the NorthStar Companies or the Company following the Combination. These uncertainties could disrupt the business of the NorthStar Companies and cause investors and others that deal with the NorthStar Companies to seek to change existing business relationships, cease doing business with the NorthStar Companies or cause potential new business partners or investment counterparties to delay doing business with the NorthStar Companies until the Combination has been completed successfully. In addition, the combination agreement restricts the parties thereto from making certain acquisitions and investments and taking other specified actions without the consent of the other parties until the Combination occurs. These restrictions may prevent the NorthStar Companies from pursuing attractive business opportunities that may arise prior to the completion of the Combination, even if such actions would otherwise prove beneficial to such NorthStar Company’s stockholders. Those operating covenants will continue to apply until the Mergers occur, which Mergers are expected to be consummated in the first quarter of 2018. Refer to the section entitled “The Combination Agreement—Covenants and Agreements—Conduct of Business Pending the Combination” beginning on page 279 of this joint proxy statement/prospectus for a description of the restrictive covenants to which each of the NorthStar Companies is subject.

The shares of the Company common stock to be received by NorthStar I and NorthStar II stockholders as a result of the Mergers will have rights different from the shares of NorthStar I common stock and NorthStar II common stock.

Upon completion of the Mergers, the rights of former NorthStar I and NorthStar II stockholders who become the Company stockholders will be governed by the Company charter, the Company bylaws and the MGCL. The rights associated with NorthStar I common stock and NorthStar II common stock are different from the rights to be associated with the Company common stock after the Mergers. Refer to the section entitled “Comparison of Rights of Stockholders of NorthStar I and NorthStar II with the Rights of Stockholders of the Company” beginning on page 326 of this joint proxy statement/prospectus for additional information.

If counterparties to certain agreements with NorthStar I, NorthStar II or CLNS affiliates do not consent to the Combination, change of control rights under those agreements may be triggered, which could cause the Company to lose the benefit of such agreements and incur liabilities or replacement costs.

Each of NorthStar I, NorthStar II and an affiliate of CLNS is a party to one or more agreements that will require NorthStar I, NorthStar II or an affiliate of CLNS, as applicable, to obtain consents from third parties in connection with the Combination. If these consents cannot be obtained, the counterparties to these contracts and other third parties with whom NorthStar I, NorthStar II and/or an affiliate of CLNS currently have relationships may have the ability to terminate, reduce the scope of or otherwise materially adversely alter their relationships with any or both of the parties in anticipation of the Combination, or with the Company following the Combination. The pursuit of such rights may result in NorthStar I, NorthStar II, a Contributed Entity or the Company suffering a loss of potential future revenue or incurring liabilities in connection with a breach of such agreements and may result in the loss of rights that are material to the Company’s business. Any such disruptions could limit the Company’s ability to achieve the anticipated benefits of the Combination. The adverse effect of such disruptions could also be exacerbated by a delay in the completion of the Combination or the termination of the combination agreement.

Some of the directors and executive officers of NorthStar I and NorthStar II have interests in seeing the Combination completed that are different from, or in addition to, those of the other NorthStar I and NorthStar II stockholders.

Some of the directors and executive officers of NorthStar I and NorthStar II have arrangements that provide them with interests in the Combination that are different from, or in addition to, the interests of stockholders of NorthStar I and NorthStar II generally. These interests include, among other things, certain rights to continuing indemnification, directors’ and officers’ liability insurance and other amounts and benefits that may become payable to them in connection with the Combination. These interests, among other things, may influence the directors and executive officers of NorthStar I and NorthStar II to support or approve the Combination. Refer to the sections entitled “The Combination and Related Transactions—Interests of NorthStar I’s Directors and Executive Officers in the Combination” beginning on page 180 of this joint proxy statement/prospectus and “The Combination and Related Transactions—Interests of NorthStar II’s Directors and Executive Officers in the Combination” beginning on page 182 of this joint proxy statement/prospectus.

In certain circumstances, CLNS OP, NorthStar I or NorthStar II may terminate the combination agreement.

CLNS OP, NorthStar I or NorthStar II may terminate the combination agreement if the Combination has not been consummated by the close of business on the date that is the nine-month anniversary of the later of the receipt of the NorthStar I stockholder approval and receipt of the NorthStar II stockholder approval. Also, the combination agreement may be terminated, for among other things, if a final and non-appealable order is entered permanently restraining, enjoining or otherwise prohibiting the consummation of any of the transactions contemplated under the combination agreement, upon a material uncured breach by any of the other parties that would cause the closing conditions not to be satisfied, or upon the failure to obtain receipt of the NorthStar I stockholder approval or the NorthStar II stockholder approval. Refer to the section entitled “The Combination Agreement—Termination of the Combination Agreement” beginning on page 292 of this joint proxy statement/prospectus.

Failure to complete the Combination could negatively affect the value and the future business and financial results of each of NorthStar I and NorthStar II.

If the combination agreement is terminated and the Combination is not completed for any reason, including as a result of NorthStar I or NorthStar II stockholders’ failing to approve the necessary proposals, each NorthStar Company’s ongoing business could be adversely affected and, without realizing any of the benefits of having completed the Combination, may be subject to several risks, including that:

•	each NorthStar Company may experience negative reactions from their respective investors;

•	each NorthStar Company will be required to pay certain costs relating to the Combination, whether or not the Combination is completed, and, depending on the circumstances relating to a termination, may be required to pay its applicable termination fee or transaction expenses; and

•	management focus and resources of each NorthStar Company may be diverted from operational matters and other strategic opportunities while working to implement the Combination.

The holders of NorthStar I common stock may receive less than expected or nothing from the liquidating trust, and should consider this risk in evaluating the NorthStar I merger.

The value of each liquidating trust unit, the actual amount of principal and interest payments the liquidating trust will receive with respect to the NorthStar I retained asset, the net proceeds from the sale, transfer or other disposition of the NorthStar I retained asset and the amounts to be distributed to holders of liquidating trust units are subject to various and significant uncertainties, many of which are beyond NorthStar I’s or the liquidating trust’s control, and which could cause actual results to differ materially from current expectations. The NorthStar I retained asset will be an interest in a loan. The liquidating trust’s ability to make distributions to its unitholders depends on the amount, if any, and timing of payments received with respect to, the loan underlying the NorthStar I retained asset, including net proceeds from any sale, transfer or other disposition of the NorthStar I retained asset, in each case in excess of the expenses and other obligations of the liquidating trust. The liquidating trust will have a term of three years, which may be extended under certain circumstances. If the liquidating trust cannot sell the NorthStar I retained asset at a price the trustee(s) of the liquidating trust believe represents fair value, the liquidating trust may hold the NorthStar I retained asset until maturity of the loan underlying the NorthStar I retained asset. The loan has an initial maturity date of May 9, 2019, but is subject to two extensions of one year each, subject to the satisfaction of certain conditions. While the loan is not presently in default, it is also possible that the borrower group will default on its obligations under the loan and that the liquidating trust will have to pursue enforcement of the loan obligations or negotiate a work-out with the borrower group, the timing of which could be prolonged. Accordingly, the three-year term of the liquidating trust may have to be extended, and NorthStar I cannot say with certainty at this time how long it will take before a final distribution is made. Although NorthStar I believes that principal and interest payments received with respect to the NorthStar I retained asset and proceeds of any sale, transfer or other disposition of the NorthStar I retained asset will ultimately lead to additional distributions to holders of liquidating trust units, NorthStar I cannot assure you that the liquidating trust will be able to collect significant payments or sell, transfer or otherwise dispose of the NorthStar I retained asset for value.

Subject to certain limited exceptions, the liquidating trust units are not transferable or assignable.

Subject to certain limited exceptions with regard to retirement accounts, the liquidating trust units are not transferable or assignable except by will, intestate succession or operation of law.

The liquidating trust will incur the expenses of complying with public company reporting requirements until the termination of the liquidating trust following the liquidation and distribution of the net proceeds from the sale of the NorthStar I retained asset.

Until the NorthStar I retained asset is sold or matures, the liquidating trust will have an obligation to continue to comply with the applicable reporting requirements of the Exchange Act, even if compliance with these reporting requirements is economically burdensome. In order to curtail expenses, NorthStar I intends to seek relief from the SEC from certain reporting requirements under the Exchange Act. NorthStar I anticipates that, if such relief is granted, the liquidating trust would continue to file an annual report under the cover of Form 10-K and current reports on Form 8-K to disclose material events relating to the liquidating trust, along with any other reports that the SEC might require, but would discontinue filing quarterly reports on Form 10-Q. However, the SEC may not grant any such relief. If the SEC does not grant such relief, the liquidating trust would be obligated to continue complying with the applicable reporting requirements of the Exchange Act. Even if the SEC does grant the requested reporting relief, the liquidating trust expects to incur substantial expenses associated with such reporting obligations and other expenses associated with the conduct of its operations, including the management fee payable to the liquidating trust’s advisor, costs of servicing the NorthStar I retained asset, and other matters. Any expenses the liquidating trust incurs will reduce the amount of distributions the liquidating trust is able to pay to its unitholders.

Current law is not clear with respect to the proper treatment for U.S. federal income tax purposes of the special distributions of cash and liquidating trust units, and counsel is not rendering an opinion regarding such treatment.

The proper U.S. federal income tax treatment of the special distributions of cash and, for NorthStar I stockholders, liquidating trust units is not entirely clear under current law, and counsel is not rendering an opinion regarding such treatment. Although NorthStar I and NorthStar II intend to treat the distributions as separate from the NorthStar I merger and the NorthStar II merger, respectively, it is possible that the IRS could treat the distributions as part of the merger consideration paid to stockholders who receive the distributions. Under this characterization, a stockholder receiving such a distribution could be treated as recognizing capital gain in the relevant merger, equal to the lesser of: (i) the fair market value of any cash and, for NorthStar I stockholders, liquidating trust units received in such distribution; and (ii) the amount, if any, by which the fair market value of the cash and, for NorthStar I stockholders, liquidating trust units and the fair market value of the Company common stock received by the stockholder in the merger exceed such stockholder’s tax basis in the shares of NorthStar I common stock or NorthStar II common stock surrendered in exchange therefor. NorthStar I and NorthStar II stockholders should consult with their tax advisor regarding the treatment of such distributions.

Holders of liquidating trust units will be required to report their respective shares of income or loss of the liquidating trust on their tax returns and may be required to pay taxes on trust income with funds from other sources.

Holders of liquidating trust units will be required to report on their tax returns their respective shares of the income, gain, loss and deductions of the liquidating trust without regard to the amount, if any, of the distributions they receive from the liquidating trust. In addition, the liquidating trust may generate ordinary income and certain expenses that may not be deductible and capital losses that generally cannot offset ordinary income. NorthStar I stockholders should consult with their tax advisors regarding the consequences of holding liquidating trust units.

Risks Relating to an Investment in the Company Following the Combination

The Company has no operating history and may not be able to operate its business successfully or generate sufficient revenue to make or sustain distributions to its stockholders.

The Company was organized in August 2017 and has no operating history. The Company cannot assure you that it will be able to operate its business successfully or implement its operating policies and strategies as described in this joint proxy statement/prospectus. The results of the Company’s operations will depend on several factors, including the availability of opportunities for the acquisition of its target assets, the level and volatility of interest rates, the availability of adequate short and long-term financing, conditions in the financial markets and economic conditions.

The Company may not realize the anticipated benefits of the Combination.

NorthStar I and NorthStar II entered into the combination agreement because each believes that the Combination will be beneficial to itself and its respective stockholders and that combining the businesses of the Contributed Entities, NorthStar I and NorthStar II will produce benefits and cost savings. If the Company is not able to combine successfully the businesses of the Contributed Entities, NorthStar I and NorthStar II in an efficient and effective manner, the anticipated benefits and cost savings of the Combination may not be realized fully, or at all, or may take longer to realize than expected, and the value of the Company common stock may be adversely affected.

An inability to realize the full extent of the anticipated benefits of the Combination and related transactions contemplated by the combination agreement, as well as any delays encountered in the integration process, could have an adverse effect upon the revenues, level of expenses and operating results of the Company, which may adversely affect the value of the Company common stock following the Combination.

The management of the Company will have to dedicate substantial effort to integrating the businesses of the Contributed Entities, NorthStar I and NorthStar II. These efforts may divert management’s focus and resources from the Company’s business, corporate initiatives or strategic opportunities. In addition, the actual integration may result in additional and unforeseen expenses and the anticipated benefits of the integration may not be realized. Actual growth and cost savings, if achieved, may be lower than what the Company expects and may take longer to achieve than anticipated. Difficulties associated with managing the Company’s larger and more complex portfolio could prevent the Company from realizing the anticipated benefits of the Combination and have a material adverse effect on its business. If the Company is not able to address integration challenges adequately, the Company may be unable to integrate successfully the operations of the Contributed Entities, NorthStar I and NorthStar II or to realize the anticipated benefits of the integration of the Contributed Entities, NorthStar I and NorthStar II.

Following the completion of the Combination, the Company will face risks different from those previously faced by NorthStar I, NorthStar II and the Contributed Entities individually, which may affect the Company’s results of operations and the market price of the Company class A common stock.

The Company’s business will differ from that of NorthStar I, NorthStar II and the Contributed Entities, and, accordingly, the results of operations and financial condition of the Company after the Combination may be affected by factors different from those that affected NorthStar I’s, NorthStar II’s or the Contributed Entities’ results of operations and financial condition prior to the Combination.

No public trading market for shares of the Company class B common stock currently exists, and as a result, it will be difficult for stockholders to sell their shares.

In the event of an IPO, stockholders of NorthStar I and NorthStar II will receive shares of Company class B common stock as consideration in the Mergers. There is no public market for the Company class B common stock. Until the shares of Company class B common stock are converted to shares of Company class A common stock in accordance with the Company charter, stockholders may not sell their shares of Company class B common stock unless a valid exemption from registration under the Securities Act is available. In addition, the Company charter prohibits the ownership of more than 9.8% in value of the aggregate of the outstanding shares of the Company’s capital stock or more than 9.8% in value or number of shares, whichever is more restrictive, of the aggregate of the outstanding shares of the Company common stock, unless exempted by the Company board of directors, which may inhibit large investors from purchasing stockholders’ shares. Therefore, it will be difficult for stockholders to sell their shares of Company class B common stock promptly or at all. If stockholders are able to sell their shares, stockholders would likely have to sell them at a substantial discount to the price paid for those shares.

Each of the NorthStar Companies prior to the closing, and the Company following the closing of the Combination, expects to incur significant costs in connection with the consummation of the Combination and the integration of the Contributed Entities and the NorthStar Companies.

Each of the NorthStar Companies prior to the closing, and the Company following the closing, expects to incur significant costs in connection with consummating the Combination and integrating the portfolios of the Contributed Entities, NorthStar I and NorthStar II into the Company, including unanticipated costs and the assumption of known and unknown liabilities. While each of the NorthStar Companies and the Company have assumed that a certain level of transaction and integration expenses will be incurred, there are factors beyond each of the NorthStar Companies’ and the Company’s control that could affect the total amount or the timing of its integration expenses. Many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time. Although NorthStar I and NorthStar II expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of their businesses, should allow the Company to offset these incremental expenses over time, the net benefit may not be achieved in the near term, or at all.

The Company has not established a minimum distribution payment level, and it cannot assure you of its ability to pay distributions in the future.

The Company is generally required to distribute to its stockholders at least 90% of its REIT taxable income each year for the Company to qualify as a REIT under the Code, which requirement the Company currently intends to satisfy through quarterly distributions of all or substantially all of its REIT taxable income in such year, subject to certain adjustments. The Company has not established a minimum distribution payment level, and the Company’s ability to make distributions may be materially and adversely affected by a number of factors, including the risk factors described in this joint proxy statement/prospectus. Distributions to the Company stockholders, if any, will be authorized by the Company board of directors in its sole discretion and declared by the Company out of funds legally available therefor and will be dependent upon a number of factors, including the Company’s targeted distribution rate, access to cash in the capital markets and other financing sources, historical and projected results of operations, cash flows and financial condition, the Company’s view of its ability to realize gains in the future through appreciation in the value of its assets, general economic conditions and economic conditions that more specifically impact the Company’s business or prospects, its financing covenants, maintenance of its REIT qualification, applicable provisions of the MGCL and such other factors as the Company board of directors deems relevant.

Under the MGCL, a corporation may not make a distribution on such corporation’s common stock if, after giving effect to the distribution, the corporation would not be able to pay its liabilities as the liabilities become due in the usual course of business or generally if the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed to satisfy the preferential rights upon dissolution of the holders of shares of any class or series of preferred stock then outstanding, if any, with preferences senior to those of such corporation’s common stock.

The Company believes that a change in any one of the following factors could adversely affect the Company’s results of operations and cash flows and impair its ability to make distributions to the Company stockholders:

•	the Company’s ability to make attractive investments;

•	margin calls or other expenses that reduce the Company’s cash flows;

•	defaults or prepayments in the Company’s investment portfolio or decreases in the value of its investment portfolio; and

•	the fact that anticipated operating expense levels may not prove accurate, as actual results may vary from estimates.

As a result, no assurance can be given that the Company will be able to make distributions to the Company stockholders at any time in the future or that the level of any distributions the Company does make to the Company stockholders will achieve a market yield or increase or even be maintained over time, any of which could materially and adversely affect the Company.

In addition, distributions that the Company makes to the Company stockholders will generally be taxable to the Company stockholders as ordinary income. However, a portion of the Company’s distributions may be designated by the Company as long-term capital gains to the extent that they are attributable to capital gain income recognized by the Company or may constitute a return of capital to the extent that they exceed the Company’s earnings and profits as determined for U.S. federal income tax purposes. A return of capital is not taxable, but has the effect of reducing the basis of a stockholder’s investment in the Company class A common stock.

The Company’s operating results after the Combination may differ materially from the pro forma information presented in this joint proxy statement/prospectus.

The unaudited pro forma condensed combined financial statements in this joint proxy statement/prospectus are presented for illustrative purposes only and are not necessarily indicative of what the Company’s actual financial condition or results of operations will be when the Combination is completed on the dates indicated. The unaudited pro forma condensed combined financial statements reflect adjustments based upon preliminary estimates that may change and assumptions about the Combination that may prove incorrect over time. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this joint proxy statement/prospectus. The Company’s operating results after the Combination may be materially different from those shown in the pro forma information presented in this joint proxy statement/prospectus, which represents only a combination of the Contributed Entities’, NorthStar I’s and NorthStar II’s respective historical results. Refer to the section entitled “Index to Financial Statements” beginning on page F-1 of this joint proxy statement/prospectus.

At the closing of the Combination, the Company will assume liabilities and obligations of the Contributed Entities, NorthStar I and NorthStar II.

Following and by virtue of completion of the Combination, the Company will have assumed the liabilities and obligations of the Contributed Entities, NorthStar I and NorthStar II. These liabilities could have a material adverse effect on the Company’s business to the extent the Contributed Entities, NorthStar I or NorthStar II have not identified such liabilities or have underestimated the nature, amount or significance, based on amount or otherwise, of such liabilities.

The Company has no established investment criteria limiting the geographic or industry concentration or investment type of its investments. If the Company’s investments are concentrated in a particular region or asset class that experiences adverse economic conditions, its investments may lose value and it may experience losses.

Certain of the Company’s investments may be secured by a single property or properties in one geographic location or asset class. Additionally, properties that it may acquire may be concentrated in a geographic location or in a particular asset class. These investments carry the risks associated with significant geographical or industry concentration. The Company has not established and does not plan to establish any investment criteria to limit its exposure to these risks for future investments. As a result, properties underlying the Company’s investments and/or its properties may be overly concentrated in certain geographic areas or industries or asset classes, and the Company may experience losses as a result. A worsening of economic conditions, a natural disaster or civil disruptions in a geographic area in which investments may be concentrated or economic upheaval with respect to a particular asset class could have an adverse effect on the Company’s business, including reducing the demand for new financings, limiting the ability of borrowers to pay financed amounts and impairing the value of the Company’s collateral or the properties the Company may acquire, which may in turn limit its ability to collect required payments under the Company’s CRE debt investments or make required payments under the Company’s financings or refinance such borrowings.

Leases at the properties underlying CRE debt investments or the properties held by the Company may not be relet or renewed on favorable terms, or at all, which may result in a reduction in the Company’s net income, and as a result the Company may be required to reduce or eliminate cash distributions to stockholders.

The Company’s investments in real estate will be pressured if economic conditions and rental markets continue to be challenging. For instance, upon expiration or early termination of leases for space located at the Company’s properties, the space may not be relet or, if relet, the terms of the renewal or reletting (including the cost of required renovations or concessions to tenants) may be less favorable than current lease terms. The Company may be receiving above market rental rates that will decrease upon renewal, which will adversely impact its income and could harm the Company’s ability to service its debt and operate successfully. Weak economic conditions would likely reduce tenants’ ability to make rent payments in accordance with the contractual terms of their leases and lead to early termination of leases. Furthermore, commercial space needs may contract, resulting in lower lease renewal rates and longer releasing periods when leases are not renewed. Any of these situations may result in extended periods where there is a significant decline in revenues or no revenues generated by a property. Additionally, to the extent that market rental rates are reduced, property-level cash flow would likely be negatively affected as existing leases renew at lower rates. If the Company is unable to relet or renew leases for all or substantially all of the space at these properties, if the rental rates upon such renewal or reletting are significantly lower than expected, or if the Company’s reserves for these purposes prove inadequate, the Company will experience a reduction in net income and may be required to reduce or eliminate cash distributions to stockholders.

Some of the Company’s investments will be carried at estimated fair value as determined by the Company and, as a result, there may be uncertainty as to the value of these investments.

Some of the Company’s investments will be recorded at fair value but have limited liquidity or are not publicly traded. The fair value of these investments that have limited liquidity or are not publicly traded may not be readily determinable. The Company will estimate the fair value of these investments on a quarterly basis. Because such valuations are inherently uncertain, may fluctuate over short periods of time and may be based on numerous estimates and assumptions, the Company’s determinations of fair value may differ materially from the values that would have been used if a readily available market for these securities existed. If the Company’s determination regarding the fair value of these investments are materially different than the values that it ultimately realizes upon their disposal, this could have a material adverse effect on the Company’s business, financial condition and results of operations and its ability to make distributions to stockholders.

Prepayment rates may adversely affect the value of the Company’s portfolio of assets.

Generally, the Company’s borrowers may repay their loans prior to their stated final maturities. In periods of declining interest rates and/or credit spreads, prepayment rates on loans generally increase. If general interest rates or credit spreads decline at the same time, the proceeds of such prepayments received during such periods are likely to be reinvested by the Company in assets yielding less than the yields on the assets that were prepaid. In addition, the value of the Company’s assets may be affected by prepayment rates on loans. If the Company originates or acquires mortgage-related securities or a pool of mortgage securities, it anticipates that the underlying mortgages will prepay at a projected rate generating an expected yield. If the Company purchases assets at a premium to par value, when borrowers prepay their loans faster than expected, the corresponding prepayments on the mortgage-related securities may reduce the expected yield on such securities because the Company will have to amortize the related premium on an accelerated basis. Conversely, if the Company purchases assets at a discount to par value, when borrowers prepay their loans slower than expected, the decrease in corresponding prepayments on the mortgage-related securities may reduce the expected yield on such securities because the Company will not be able to accrete the related discount as quickly as originally anticipated. In addition, as a result of the risk of prepayment, the market value of the prepaid assets may benefit less than other fixed income securities from declining interest rates.

Prepayment rates on loans may be affected by a number of factors including, but not limited to, the then-current level of interest rates and credit spreads, fluctuations in asset values, the availability of mortgage credit, the relative economic vitality of the area in which the related properties are located, the servicing of the loans, possible changes in tax laws, other opportunities for investment, and other economic, social, geographic, demographic and legal factors and other factors beyond the Company’s control. Consequently, such prepayment rates cannot be predicted with certainty and no strategy can completely insulate the Company from prepayment or other such risks.

Difficulty in redeploying the proceeds from repayments of the Company’s existing loans and investments may cause the Company’s financial performance and returns to investors to suffer.

In light of the Company’s investment strategy and the need to be able to deploy capital quickly to capitalize on potential investment opportunities, the Company may from time to time maintain cash pending deployment into investments, which may at times be significant. Such cash may be held in an account of the Company’s for the benefit of stockholders or may be invested in money market accounts or other similar temporary investments. While the expected duration of such holding period is expected to be relatively short, in the event the Company is unable to find suitable investments, such cash positions may be maintained for longer periods. It is not anticipated that the temporary investment of such cash into money market accounts or other similar temporary investments pending deployment into investments will generate significant interest, and such low interest payments on the temporarily invested cash may adversely affect the Company’s financial performance and returns to investors.

The Company uses leverage in connection with its investments, which increases the risk of loss associated with its investments, could hinder the Company’s ability to make distributions and may significantly impact the Company’s liquidity position.

The Company uses a variety of structures to finance its investments. The Company expects to finance the origination and acquisition of a portion of its investments with its credit facilities, securitization financing transactions and other term borrowings, including repurchase agreements. The type and percentage of financing varies depending on the Company’s ability to obtain credit and the lender’s estimate of the stability of the portfolio’s cash flow. Although the use of leverage may enhance returns and increase the number of investments that the Company can make, it may also, particularly during difficult economic times, substantially increase the risk of loss and harm the Company’s liquidity. Moreover, the Company may have to incur more recourse borrowings, including recourse borrowings that are subject to mark-to-market risk, in order to obtain financing for the Company’s business.

The Company’s ability to execute its financing strategy depends on various conditions in the financing markets that are beyond the Company’s control, including liquidity and credit spreads. The Company may be unable to obtain financing on favorable terms or, with respect to its investments, on terms that parallel the maturities of the debt originated or acquired, if the Company is able to obtain additional financing at all. If the Company’s strategy is not viable, the Company will have to find alternative forms of long-term financing for its assets, as secured revolving credit facilities and repurchase agreements may not accommodate long-term financing. This could subject the Company to more restrictive recourse borrowings and the risk that debt service on less efficient forms of financing would require a larger portion of the Company’s cash flow, thereby reducing cash available for distribution to stockholders, for the Company’s operations and for future business opportunities.

The Company may also seek securitization financing transactions with respect to some of its investments, but the Company may be unable to do so on favorable terms, if at all. If alternative financing is not available on favorable terms, or at all, the Company may have to liquidate assets at unfavorable prices to pay off such financing. The Company’s return on its investments and cash available for distribution to stockholders may be reduced to the extent that changes in market conditions cause the cost of the Company’s financing to increase relative to the earnings that the Company can derive from the assets it originates or acquires.

Further, short-term borrowing through repurchase agreements, credit facilities and other borrowings may put the Company’s assets and financial condition at risk. Repurchase agreements economically resemble short-term, floating-rate financing and usually require the maintenance of specific loan-to-collateral value ratios. Posting additional collateral to support the Company’s financing arrangements could significantly reduce the Company’s liquidity and limit its ability to leverage its assets. In the event the Company does not have sufficient liquidity to meet such requirements, the Company’s lenders can accelerate its borrowings, which could have a material adverse effect on the Company’s business and operations.

Repurchase agreements involve the risk that the market value of the loans pledged or sold by the Company to the repurchase agreement counterparty or provider of the bank credit facility may decline in value, in which case the lender may require the Company to provide additional collateral or to repay all or a portion of the funds advanced. The Company may not have the funds available to repay the Company’s debt at that time, which would likely result in defaults unless the Company is able to raise the funds from alternative sources, which the Company may not be able to achieve on favorable terms or at all. Posting additional collateral would reduce the Company’s liquidity and limit the Company’s ability to leverage its assets. If the Company cannot meet these requirements, the lender could accelerate the Company’s indebtedness, increase the interest rate on advanced funds and terminate the Company’s ability to borrow funds from them, which could materially and adversely affect the Company’s financial condition and ability to implement the Company’s business plan. In addition, in the event that the lender files for bankruptcy or becomes insolvent, the Company’s loans may become subject to bankruptcy or insolvency proceedings, thus depriving the Company, at least temporarily, of the benefit of these assets. Such an event could restrict the Company’s access to bank credit facilities and increase the Company’s cost of capital. The providers of repurchase agreement financing and bank credit facilities may also require the Company to maintain a certain amount of cash or set aside assets sufficient to maintain a specified liquidity position that would allow the Company to satisfy its collateral obligations. As a result, the Company may not be able to leverage its assets as fully as the Company would choose, which could reduce the Company’s return on assets. In the event that the Company is unable to meet these collateral obligations, the Company’s financial condition and prospects could deteriorate rapidly.

The Company may not successfully align the maturities of its liabilities with the maturities on its assets, which could harm operating results, liquidity and financial condition of the Company.

The Company’s general financing strategy is focused on the use of “match-funded” structures. This means that it will seek to align the maturities of its liabilities with the maturities on its assets in order to manage the risks of being forced to refinance liabilities prior to the maturities of its assets. In addition, the Company plans to match interest rates on its assets with like-kind borrowings, so fixed-rate investments are financed with fixed-rate borrowings and floating-rate assets are financed with floating-rate borrowings, directly or indirectly through the use of interest rate swaps, caps and other financial instruments or through a combination of these strategies. The Company may fail to appropriately employ match-funded structures on favorable terms, or at all. The Company may also determine not to pursue a fully match-funded strategy with respect to a portion of its financings for a variety of reasons. If the Company fails to appropriately employ match-funded strategies or determines not to pursue such a strategy, the Company’s exposure to interest rate volatility and exposure to matching liabilities prior to the maturity of the corresponding asset may increase substantially, which could harm the Company’s operating results, liquidity and financial condition.

Fluctuations in interest rates could reduce the Company’s ability to generate income on its loans and other investments, which could lead to a significant decrease in the Company’s results of operations.

The Company’s financial performance may be influenced by changes in interest rates, in particular, as such changes may affect its CRE securities, floating-rate borrowings and CRE debt to the extent such debt does not float as a result of floors or otherwise. Changes in interest rates, including changes in expected interest rates or “yield curves,” may affect the Company’s business in a number of ways. Changes in the general level of interest rates could affect the Company’s net interest income, which is the difference between the interest income earned on its interest-earning assets and the interest expense incurred in connection with its interest-bearing borrowings and hedges. Changes in the level of interest rates also could affect, among other things, the Company’s ability to acquire CRE securities, acquire or originate CRE debt at attractive prices and enter into hedging transactions and may also affect borrower default rates. Also, if market interest rates increase, the interest rate on any variable rate borrowings will increase and will create higher debt service requirements, which would adversely affect the Company’s cash flow and could adversely impact its results of operations. Income from the Company’s assets may respond more slowly to interest rate fluctuations than the cost of the Company’s borrowings. Consequently, changes in interest rates, particularly short-term interest rates, may adversely influence the Company’s net income. Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political conditions and other factors beyond the Company’s control.

Interest rate changes may also impact the Company’s net book value as its CRE securities and hedge derivatives are recorded at fair value each quarter. Generally, as interest rates increase, the value of the Company’s fixed rate securities decreases, which will decrease the book value of the Company’s equity.

Furthermore, shifts in the U.S. Treasury yield curve reflecting an increase in interest rates would also affect the yield required on the Company’s CRE securities and therefore their value. For instance, increasing interest rates would reduce the value of the fixed rate assets that the Company holds at the time because the higher yields required by increased interest rates result in lower market prices on existing fixed rate assets in order to adjust the yield upward to meet the market and vice versa. This would have similar effects on the Company’s CRE securities portfolio and its financial position and operations as would a change in interest rates generally.

The Company has broad authority to use leverage, and high levels of leverage could hinder its ability to make distributions and decrease the value of stockholders’ investment.

The Company charter does not limit it from utilizing financing. High leverage levels could cause the Company to incur higher interest charges and higher debt service payments and the agreements governing the Company’s borrowings may also include restrictive covenants. These factors could limit the amount of cash the Company has available to distribute to stockholders and could hinder the Company’s ability to make distributions and decrease the value of stockholders’ investment.

The Company may be unable to complete additional securitization financing transactions due to, among other things, a decrease in liquidity in the CRE market.

The Company intends to access the securitization markets to finance its CRE debt investments with non-recourse, non-mark-to-market, permanent financing, which are structured as a commercial mortgage backed securities, which we refer to as CMBS. If the Company is unsuccessful in accessing this market, it may be exposed to less favorable financing terms, if any, which could adversely affect its business.

Because the Company is dependent upon the Manager and its affiliates, including CLNS, to conduct the Company’s operations, any adverse changes in the financial health of these entities or the Company’s relationship with them could hinder the Company’s operating performance and the return on stockholders’ investment.

The Company will engage CLNC Manager, LLC, a subsidiary of CLNS OP, to serve as its external manager, which we refer to as the Manager, and its affiliates to manage its operations and its portfolio. The Company’s ability to achieve its investment objectives and to pay distributions is dependent upon the performance of CLNS and its affiliates, as well as CLNS’s investment professionals in the identification and origination or acquisition of investments, the determination of any financing arrangements, the management of the Company’s assets and the operation of the Company’s day-to-day activities. The Manager and its affiliates depend in part upon the fees and other compensation or reimbursement of costs that they receive from the Company and other Managed Companies (as defined in “Description of the Company—Conflicts of Interest” beginning on page 207 of this joint proxy statement/prospectus) in connection with the management of assets to conduct their operations.

Because CLNS is a publicly traded company, any negative reaction by the stock market reflected in its stock price or deterioration in the public perception of CLNS or other Managed Companies, including those that are publicly traded, such as NorthStar Realty Europe Corp. (NYSE: NRE), could result in an adverse effect on the Company’s ability to acquire assets and obtain financing from third parties on favorable terms or at all. Any adverse changes in the financial condition of the Manager or its affiliates, including CLNS, or the Company’s relationship with them could hinder their ability to successfully support the Company’s business and growth, which could have a material adverse effect on the Company’s financial condition, results of operations and ability to make distributions to stockholders.

The Company’s executive officers and the Manager’s and its affiliates’ key investment professionals who perform services for the Company face conflicts of interest related to their positions and interests in the Manager and its affiliates, which could hinder the Company’s ability to implement its business strategy and to generate returns to Company stockholders.

The Company’s executive officers and the key investment professionals of the Manager and its affiliates, including members of the Manager’s investment committee, who perform services for the Company, may also be executive officers, directors and managers of the Manager and its affiliates, including the Managed Companies. As a result, they owe duties to each of these entities, their members and limited partners and investors, which duties may from time to time conflict with the duties that they owe to the Company. In addition, CLNS may grant equity interests in the Manager to certain management personnel performing services for the Manager. The loyalties of these individuals to other entities and investors could result in action or inaction that is detrimental to the Company’s business, which could harm the implementation of the Company’s business strategy and its investment opportunities.

The Manager faces conflicts of interest relating to performing services on the Company’s behalf and such conflicts may not be resolved in the Company’s favor, meaning that the Company could invest in less attractive assets, which could limit the Company’s ability to make distributions and reduce stockholders’ overall investment.

The Company is subject to conflicts of interest arising out of its relationship with the Manager, CLNS and their affiliates. The Company relies on the Manager’s or its affiliates’ investment professionals to identify suitable investment opportunities for the Company as well as CLNS and the other Managed Companies. The Company’s investment strategy may be similar to that of, and may overlap with, the investment strategies of CLNS and/or the other Managed Companies. Therefore, investment opportunities sourced by the Manager or its affiliates that are suitable for the Company may also be suitable for CLNS and/or other Managed Companies. In addition, the activities of other Managed Companies or CLNS or its affiliates could restrict the Company’s ability to pursue certain asset acquisitions or take other actions related to its business. Further, at times when there are turbulent conditions in the mortgage markets or distress in the credit markets or other times when the Company will need focused support and assistance from the Manager and its key personnel, CLNS’s other clients may likewise require greater focus and attention, placing CLNS’s resources in high demand. In such situations, the Company may not receive the level of support and assistance that it may receive if it were internally managed or if the Manager’s key personnel did not have investment management responsibilities for other entities. As of September 30, 2017, there were four other Managed Companies with investment objectives or guidelines that overlapped in part with the Company’s and remain in their investment stage, with approximately $470 million of uncommitted capital availability in the aggregate as of September 30, 2017. Two of those Managed Companies are continuing to raise additional capital.

Furthermore, the Manager’s associated persons who are responsible for allocating investment opportunities among clients must ensure that allocations comply with the requirements of the investment allocation policy, the Advisers Act, and other applicable laws and regulations, any exemptive relief provided to the Manager or its affiliates or clients, and the terms of each relevant client operating agreement or constituent documents, offering materials, and/or advisory agreements, which we refer to as the Allocation Principles.

When making investment allocation decisions regarding a suitable investment for the Company, CLNS and the Managed Companies, the Manager will take into account the Allocation Principles applicable to such clients and will consider, without limitation, the following factors:

•	investment objectives, dedicated mandates, strategy and criteria;

•	current and future cash requirements of the investment and each client;

•	effect of the investment on the diversification of the portfolio, including by geography, size of investment, type of investment and risk of investment;

•	leverage policy and the availability of financing for the investment by each client;

•	anticipated cash flow of the investment to be acquired;

•	income tax effects of the investment;

•	the size of the investment;

•	the amount of funds available for investment;

•	ramp-up or draw-down periods;

•	cost of capital;

•	risk return profiles;

•	targeted distribution rates;

•	anticipated future pipeline of suitable investments;

•	the expected holding period of the investment and the remaining term of the client, if applicable;

•	legal, regulatory or tax considerations, including any conditions of an exemptive order;

•	affiliate and/or related party considerations; and

•	whether a client has other sources of investment opportunities outside of the Manager.

A dedicated mandate may cause certain Managed Companies to have priority over other Managed Companies (including the Company) with respect to specific investment opportunities. A preference for such a dedicated mandate may result in fewer of such investment opportunities being made available to the Company to the extent they are within its investment strategy.

If it is determined that an investment is most suitable for a particular client, the investment will be allocated to such client. If it is determined that an investment is equally suitable for two or more clients, then the Manager may allocate the investment among such clients on a rotational basis. In general, a rotational allocation methodology means that if a client has been previously allocated an investment as a result of the rotational process, it may be skipped in the rotation until all other clients for which a particular investment is equally suitable have been allocated an investment. Subject to regulatory restrictions, SEC guidance and any exemptive orders obtained by one or more Managed Companies (as applicable), the Manager may deem it appropriate for the Company and one or more other Managed Companies to co-invest in an investment opportunity (based on available capital, among other relevant factors, to the extent required). To the extent that a Managed Company has significant available capital, the likelihood that the Company may co-invest in a particular asset with such fund could increase significantly. To the extent that the Company acquires assets with the Managed Companies, its ability to invest the proceeds from an IPO, if any in revenue-generating assets in the near term may be hindered, which would have a material adverse effect on the Company’s results of operations and ability to make distributions to its stockholders. In addition, because affiliates of CLNS also manage the Managed Companies, and fees payable to such affiliates by the Managed Companies may be more advantageous than fees payable to the Manager, the Company’s interests in such investments may conflict with the interests of the Managed Companies, and the Manager or its affiliates may take actions that may not be most favorable to the Company, including in the event of a default or restructuring of assets subject to co-investment rights.

CLNS and/or the Manager may revise the Company’s investment allocation policy and may in the future change then-existing, or adopt additional, conflicts of interest resolution policies and procedures designed to support the fair and equitable allocation of investments and to prevent the preferential allocation of investment opportunities among entities with overlapping investment objectives. The result of such a revision to the investment allocation policy may, among other things, be to increase the number of parties who have the right to participate in investment opportunities sourced by the Manager and its affiliates and/or its partners, thereby reducing the number of investment opportunities available to the Company. The investment allocation policy may not be materially amended in any manner that is reasonably likely to be adverse to the Company unless such amendment has been approved by a majority of the Company’s independent directors. Material changes to the investment allocation policy will be disclosed to clients and in public filings with the SEC, as appropriate. The Company’s independent directors will periodically review the Manager’s and CLNS’s compliance with these conflicts of interest and allocation provisions.

The decision of how any potential investment should be allocated among clients in many cases may be a matter of highly subjective judgment, which will be made by the Manager in its sole discretion. Stockholders may not agree with the determination, and such determination could have an adverse effect on the Company’s investment strategy. The Company’s right to participate in the investment allocation process described above will terminate once it is no longer advised by the Manager or its affiliates.

In addition, subject to compliance with the Advisers Act, and the rules promulgated thereunder, the Company may enter into principal transactions with the Manager or its affiliates or cross-transactions with other Managed Companies. For certain cross-transactions, the Manager may receive a fee from the Company or another Managed Company and conflicts may exist. There is no guarantee that any such transactions will be favorable to the Company. Because the Company’s interests and the interests of CLNS and the Manager may not be aligned, the Company may face conflicts of interest that result in action or inaction that is detrimental to it.

Further, there are conflicts of interest that arise when the Manager makes expense allocation determinations, as well as in connection with any fees payable between the Company and the Manager. These fees and allocation determinations are sometimes based on estimates or judgments, which may not be correct and could result in the Manager’s failure to allocate certain fees and costs to the Company appropriately.

In addition, as certain Managed Companies are, and other co-investment funds managed by CLNS and its affiliates in the future likely will be, closed-end funds with finite lives, such funds are expected to dispose of substantially all of the assets in their respective portfolios prior to dissolution. As a result, prior to such dissolutions, the Company may need to sell its interests in the co-investment assets before it otherwise would in order to avoid a potential conflict. The Company’s decision to sell such interests will depend, among other things, on the Company’s ability to sell the interests at favorable prices or at all. It is also possible that the Manager or its affiliates, who also manage such funds, may sell such co-investment assets at times or prices that are not in the best interests of the Company or the Company stockholders. In addition, to the extent that such funds dispose of co-investment assets that are qualifying assets, the Company may be required to purchase additional qualifying assets (subject to the availability of capital at favorable prices or at all) or sell non-qualifying assets at inopportune times or prices in order to maintain its qualification as a REIT and its exclusion from registration under the Investment Company Act. Even if the Company’s interests are not in conflict with those of funds with co-investment rights, it will not realize the full economic benefits of the investment. If any of the foregoing were to occur, the Manager’s ability to operate the Company’s business in a manner consistent with the Company’s business strategy could be hindered materially, which could have a material adverse effect on the Company’s results of operations and its ability to make distributions to its stockholders.

If the Manager’s portfolio management systems are ineffective, the Company may be exposed to material unanticipated losses.

The Manager and its affiliates may refine their portfolio management techniques, strategies and assessment methods. However, the Manager’s portfolio management techniques and strategies may not fully mitigate the risk exposure of the Company’s operations in all economic or market environments, or against all types of risk, including risks that it might fail to identify or anticipate. Any failures in such portfolio management techniques and strategies to accurately quantify such risk exposure could limit the Company’s ability to manage risks in its operations or to seek adequate risk adjusted returns and could result in material unanticipated losses.

The use of estimates and valuations may be different from actual results, which could have a material adverse effect on the Company’s consolidated financial statements.

The Company will make various estimates that affect reported amounts and disclosures. Broadly, those estimates are used in measuring the fair value of certain financial instruments, establishing provision for loan losses and potential litigation liability. Market volatility may make it difficult to determine the fair value for certain of its assets and liabilities. Subsequent valuations, in light of factors then prevailing, may result in significant changes in the values of these financial instruments in future periods. In addition, at the time of any sales and settlements of these assets and liabilities, the price the Company ultimately realizes will depend on the demand and liquidity in the market at that time for that particular type of asset or liability and may be materially lower than the Company’s estimate of their current fair value. Estimates are based on available information and judgment. Therefore, actual values and results could differ from the Company’s estimates and that difference could have a material adverse effect on its consolidated financial statements.

Stockholders have limited control over changes in the Company’s policies and operations, which increases the uncertainty and risks that stockholders face.

The Company board of directors will determine the major policies of the Company, including its policies regarding growth, REIT qualification and distributions. The Company board of directors may amend or revise these and other policies without a vote of the stockholders. The Company may change its targeted assets and investment policies, and CLNS may change its investment allocation policy, without stockholder notice or consent, which could result in investments that are riskier or different than, or in different proportion than, those described in this joint proxy statement/prospectus. Under the MGCL and the Company charter, stockholders have a right to vote only on limited matters. Additionally, the Company board of directors, with the approval of a majority of the entire Company board of directors and without stockholder approval, may amend the Company charter to increase or decrease the aggregate number of authorized shares of Company capital stock or the number of shares of Company capital stock of any class or series that the Company is authorized to issue. The Company board of directors’ broad discretion in setting policies and stockholders’ inability to exert control over those policies increases the uncertainty and risks the stockholders face.

Certain provisions of Maryland law may limit the ability of a third party to acquire control of the Company.

Certain provisions of the MGCL may have the effect of inhibiting a third party from acquiring the Company or of impeding a change of control under circumstances that otherwise could provide the Company’s stockholders with the opportunity to realize a premium over the then-prevailing market price of the Company class A common stock, including:

•

“business combination” provisions that, subject to limitations, prohibit certain business combinations between an “interested stockholder” (defined generally as any person who beneficially owns 10% or more of the voting power of the Company’s outstanding shares of voting stock or an affiliate or associate of the corporation who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding stock of the corporation) or an affiliate of any interested stockholder and the Company for five years after the most recent date on which the stockholder becomes an interested stockholder and thereafter imposes two super-majority stockholder voting requirements on these combinations; and

•	“control share” provisions that provide that holders of “control shares” of the Company (defined as outstanding voting shares of stock that, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise one of three increasing ranges of voting power in electing directors) acquired in a “control share acquisition” (defined as the acquisition of issued and outstanding “control shares”) have no voting rights except to the extent approved by the affirmative vote of the holders entitled to cast two-thirds of the votes entitled to be cast on the matter, excluding all interested shares.

In accordance with the Maryland Business Combination Act, the Company board of directors has exempted any business combinations between the Company and any person, provided that any such business combination is first approved by the Company board of directors. Consequently, the five-year prohibition and the super-majority vote requirements will not apply to any future business combinations between the Company and any of its interested stockholders (or their affiliates) that are first approved by the Company board of directors, including any future business combination with CLNS OP or any current or future affiliates of CLNS OP. The Company bylaws contain a provision exempting the Company from the Maryland Control Share Acquisition Act. There can be no assurance that these resolutions or exemptions will not be amended or eliminated at any time in the future.

Additionally, Title 3, Subtitle 8 of the MGCL permits the Company board of directors, without stockholder approval and regardless of what currently is provided in the Company charter and the Company bylaws, to implement certain takeover defenses, such as a classified board, some of which the Company does not have.

Stockholders’ interest in the Company will be diluted if the Company issues additional shares, which could reduce the overall value of stockholders’ investment.

Stockholders do not have preemptive rights to any shares the Company may issue in the future. The Company charter authorizes the Company to issue a total of 1,000,000,000 shares of capital stock, of which 950,000,000 shares are classified as common stock and 50,000,000 shares are classified as preferred stock. The Company board of directors, with the approval of a majority of the entire Company board of directors and without stockholder approval, may amend the Company charter to increase or decrease the aggregate number of authorized shares of Company capital stock or the number of shares of Company capital stock of any class or series that the Company is authorized to issue. The Company board of directors may elect to: (i) sell additional shares in one or more future public offerings; (ii) issue equity interests in private offerings; (iii) issue shares to the Manager, or its successors or assigns, in payment of an outstanding fee obligation; (iv) issue shares of Company common stock to sellers of assets the Company acquires in connection with an exchange of limited partnership interests of the Company OP; or (v) issue shares of Company common stock to pay distributions to existing stockholders. To the extent the Company issues additional equity interests, stockholders’ percentage ownership interest in the Company will be diluted, unless they participate in these stock issuances. In addition, depending upon the terms and pricing of any additional offerings and the value of its investments, stockholders may also experience dilution in the book value and fair value of their shares.

Further, the completion of the Combination is conditioned on, among other things, the approval for listing on a national securities exchange of shares of the Company class A common stock in connection with either an IPO or a listing of such shares on such national securities exchange. An IPO will result in the ownership percentages derived from the consideration to be received by each of CLNS and its affiliates, the NorthStar I stockholders and the NorthStar II stockholders being diluted. In addition, if the Company pursues an IPO at a price that is at a material discount to book value, then the Company’s book value per share would be further diluted.

The Company charter permits the Company board of directors to issue stock with terms that may subordinate the rights of the holders of Company common stock or discourage a third party from acquiring the Company in a manner that could result in a premium price to stockholders.

The Company board of directors may classify or reclassify any unissued shares of Company common stock, classify any unissued shares of Company preferred stock and reclassify any previously classified but unissued shares of Company preferred stock into other classes or series of stock and set the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption of any such stock. Thus, the Company board of directors could authorize the issuance of preferred stock with priority as to distributions and amounts payable upon liquidation over the rights of the holders of the Company common stock. Such preferred stock could also have the effect of delaying, deferring or preventing a change in control of the Company, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of the Company’s assets) that might provide a premium price to holders of Company common stock. The Company board of directors may determine to issue different classes or series of stock that have different fees and commissions from those being paid with respect to the shares sold in an IPO.

The Company’s umbrella partnership real estate investment trust, which we refer to as UPREIT, structure may result in potential conflicts of interest with members of the Company OP, whose interests may not be aligned with those of stockholders.

Members of the Company OP have the right to vote on certain amendments to the limited liability company agreement, as well as on certain other matters. Persons holding such voting rights may exercise them in a manner that conflicts with the interests of Company stockholders. As managing member of the Company OP, the Company is obligated to act in a manner that is in the best interest of the Company OP. Circumstances may arise in the future when the interests of members in the Company OP may conflict with the interests of Company stockholders. These conflicts may be resolved in a manner stockholders do not believe are in their best interests.

Payment of fees to the Manager and its affiliates reduces cash available for investment and distribution and increases the risk that stockholders will not be able to recover the amount of their investment in the Company’s shares.

The Manager, CLNS and their affiliates will perform services for the Company in connection with the selection, acquisition, origination, management and administration of the Company’s investments. The Company will pay them substantial fees for these services, which will result in immediate dilution to the value of stockholders’ investment and reduces the amount of cash available for investment or distribution to stockholders. The Company may increase the compensation it pays to the Manager subject to approval by the Company board of directors, which would further dilute stockholders’ investment and the amount of cash available for investment or distribution to stockholders.

If the Company terminates the management agreement with the Manager, the Company may be required to pay significant fees to an affiliate of CLNS, which will reduce cash available for distribution to stockholders.

Termination of the management agreement without cause will be difficult and costly. The Company may elect not to renew the management agreement upon the expiration of the initial three-year term or any subsequent renewal term by providing at least 180 days’ prior written notice to the Manager only if there has been an affirmative vote of at least two-thirds of the independent directors then serving on the Company board of directors that (i) there has been unsatisfactory performance by the Manager that is materially detrimental to the Company or (ii) the compensation the Company pays to the Manager, in the form of base management fees and incentive fees, or the amount thereof, is unfair to the Company, subject to the Manager’s right to prevent any termination due to unfair fees by accepting a reduction of management and/or incentive fees agreed to by at least two-thirds of the independent directors of the Company board of directors. Upon such a termination, or if the Company materially breaches the management agreement and the Manager terminates the management agreement, the management agreement provides that the Company will be required to pay the Manager a termination fee, which is equal to three times the sum of (x) the average annual base management fee and (y) the average annual incentive fee, in each case earned by the Manager during the 24-month period immediately preceding the most recently completed calendar quarter prior to the date of termination. Additionally, upon termination of the management agreement for any reason, including for cause, the Company will be required to pay the Manager all accrued and unpaid fees and expense reimbursements earned prior to the date of termination.

The obligations associated with being a public company will require significant resources and attention from the Manager’s senior management team.

As discussed in the section entitled “The Combination Agreement—Conditions to Completion of the Combination” beginning on page 273 of this joint proxy statement/prospectus, it is a condition to completion of the Combination that the shares of Company class A common stock have been approved for listing on a national securities exchange, in connection with either an IPO or a Listing. As a public company with listed equity securities, the Company will need to comply with certain laws, regulations and requirements, including the requirements of the Exchange Act, certain corporate governance provisions of the Sarbanes-Oxley Act of 2002, which we refer to as the Sarbanes-Oxley Act, related regulations of the SEC and requirements of the applicable national securities exchange. The Exchange Act requires that the Company file annual, quarterly and current reports with respect to its business and financial condition. The Sarbanes-Oxley Act requires, among other things, that the Company establish and maintain effective internal controls and procedures for financial reporting. These reporting and other obligations will place significant demands on the Manager’s senior management team, administrative, operational and accounting resources and will cause the Company to incur significant expenses. The Company may need to upgrade its systems or create new systems, implement additional financial and other controls, reporting systems and procedures, and create or outsource an internal audit function. If the Company is unable to accomplish these objectives in a timely and effective fashion, its ability to comply with the financial reporting requirements and other rules that apply to reporting companies could be impaired, could negatively impact the Company’s operations, cash flows or financial condition, impose additional costs on the Company, intensify the regulatory supervision of the Company or otherwise negatively affect the Company’s business.

If the Company is unable to implement and maintain effective internal controls over financial reporting in the future, investors may lose confidence in the accuracy and completeness of the Company’s financial reports and the market price of Company common stock could be negatively affected.

As discussed in the section entitled “The Combination Agreement—Conditions to Completion of the Combination” beginning on page 273 of this joint proxy statement/prospectus, it is a condition to completion of the Combination that the shares of Company class A common stock have been approved for listing on a national securities exchange, in connection with either an IPO or a Listing. As a public company, the Company will be required to maintain internal controls over financial reporting and to report any material weaknesses in such internal controls. In addition, beginning with the Company’s second annual report on Form 10-K, the Company will be required to furnish a report by management on the effectiveness of its internal controls over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act. Once the Company is no longer an emerging growth company, the Company’s independent registered public accounting firm will be required to formally attest to the effectiveness of the Company’s internal controls over financial reporting on an annual basis. The process of designing, implementing and testing the internal controls over financial reporting required to comply with this obligation is time consuming, costly and complicated. If the Company identifies material weaknesses in its internal controls over financial reporting, if it is unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or to assert that its internal controls over financial reporting are effective or if, once the Company is no longer an emerging growth company, its independent registered public accounting firm is unable to express an opinion as to the effectiveness of the Company’s internal controls over financial reporting, investors may lose confidence in the accuracy and completeness of the Company’s financial reports, and the market price of Company common stock could be negatively affected. The Company could also become subject to investigations by the stock exchange on which its securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

The Company is an “emerging growth company,” and it cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make Company common stock less attractive to investors.

The Company is an “emerging growth company” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart our Business Startups Act of 2012, as amended, which we refer to as the JOBS Act. The Company may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. The Company could be an emerging growth company for up to five years, although circumstances could cause it to lose that status earlier, including if the Company has more than $1.07 billion in annual revenues as of the end of its fiscal year, the Company has more than $700 million in market value of Company stock held by non-affiliates as of the end of its second fiscal quarter or the Company issues more than $1.0 billion of non-convertible debt over a three-year period. The Company cannot predict if investors will find Company common stock less attractive because the Company may rely on these exemptions. If some investors find the Company common stock less attractive as a result, there may be a less active trading market for Company common stock and the Company’s per share trading price may be adversely affected and become more volatile.

There is no public market for the Company common stock and a market may never develop, which could cause the Company common stock to trade at a discount and make it difficult for holders of the Company common stock to sell their shares.

Shares of the Company common stock are newly issued securities for which there is no established trading market. The Company intends to apply to list the Company class A common stock on a national securities exchange under the trading symbol “CLNC.” However, there can be no assurance that an active trading market for Company common stock will develop, or if one develops, be maintained. If an active trading market does not develop, you may have difficulty selling any of your shares of Company common stock, and the value of those shares might be materially impaired. The IPO price for Company class A common stock, if any, will be determined by negotiations between the Company and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following an IPO or Listing. Accordingly, no assurance can be given as to the ability of the Company’s stockholders to sell their shares of Company common stock or the price that the Company’s stockholders may obtain for their shares of Company common stock.

Some of the factors that could negatively affect the market price of the Company common stock include:

•	the Company’s actual or projected operating results, financial condition, cash flows and liquidity, or changes in business strategy or prospects;

•	actual or perceived conflicts of interest with the Manager or other affiliates of CLNS and individuals, including the Company’s executives;

•	equity issuances by the Company, or share resales by its stockholders, or the perception that such issuances or resales may occur;

•	loss of a major funding source;

•	actual or anticipated accounting problems;

•	publication of research reports about the Company or the real estate industry;

•	changes in market valuations of similar companies;

•	adverse market reaction to the level of leverage employed by the Company;

•	additions to or departures of the Manager’s and/or CLNS’s key personnel;

•	speculation in the press or investment community;

•	the Company’s failure to meet, or the lowering of, its earnings estimates or those of any securities analysts;

•	increases in market interest rates, which may lead investors to demand a higher distribution yield for the Company common stock and would result in increased interest expenses on debt of the Company;

•	a compression of the yield on the Company’s investments and an increase in the cost of its liabilities;

•	failure to operate in a manner consistent with the Company’s intention to qualify as a REIT or exclusion from registration under the Investment Company Act of 1940, as amended, which we refer to as the Investment Company Act;

•	price and volume fluctuations in the overall stock market from time to time;

•	general market and economic conditions and trends including inflationary concerns, and the current state of the credit and capital markets;

•	significant volatility in the market price and trading volume of securities of publicly traded REITs or other companies in the Company’s sector, which is not necessarily related to the operating performance of these companies;

•	changes in law, regulatory policies or tax guidelines, or interpretations thereof, particularly with respect to REITs;

•	changes in the value of the Company’s portfolio;

•	any shortfall in revenue or net income or any increase in losses from levels expected by investors or securities analysts;

•	operating performance of companies comparable to the Company;

•	short-selling pressure with respect to shares of Company common stock or REITs generally; and

•	uncertainty surrounding the strength of the U.S. economic recovery, particularly in light of the recent debt ceiling and budget deficit concerns, and other U.S. and international political and economic affairs.

As noted above, market factors unrelated to the Company’s performance could also negatively impact the market price of Company common stock. One of the factors that investors may consider in deciding whether to buy or sell Company common stock is the Company’s distribution rate as a percentage of its stock price relative to market interest rates. If market interest rates increase, prospective investors may demand a higher distribution rate or seek alternative investments paying higher dividends or interest. As a result, interest rate fluctuations and conditions in the capital markets may affect the market value of Company common stock.

If the Company sells additional shares of Company common stock after the Combination and any IPO consummated in connection with the closing of the Combination, the market price of Company common stock could decline.

The sale of substantial amounts of shares of Company common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of Company common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for the Company to sell equity securities in the future at a time and at a price that it deems appropriate.

Pursuant to the stockholders agreement, CLNS OP will agree to enter into customary lock-up agreements with the underwriters in connection with an offering of shares of the Company for a term not to extend beyond the one-year anniversary of the closing of the Combination. The Company also expects, in the case of an IPO of the Company, that the Company and the Company’s executive officers, directors and director nominees will be subject to lock-up agreements with the underwriters that, subject to certain customary exceptions, restrict the sale of the shares of Company common stock held by them for a customary period of time following the date of the final prospectus in connection with an IPO.

Upon the expiration of the lock-up agreements described above, all of such shares will be eligible for resale in a public market, subject, in the case of shares held by the Company’s affiliates, to volume, manner of sale and other limitations under Rule 144. In addition, CLNS will have certain rights under a registration rights agreement to sell shares of Company common stock owned by CLNS, including through an underwritten public offering.

The Company intends to file a registration statement on Form S-8 under the Securities Act to register shares of Company common stock or securities convertible into or exchangeable for shares of Company common stock issued pursuant to an equity incentive plan. Any such Form S-8 registration statement will automatically become effective upon filing. Accordingly, shares issued under such registration statement will be available for sale in the open market (subject to any vesting or other restrictions that may apply to such shares).

As restrictions on resale end, the market price of the shares of the Company common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for the Company to raise additional funds through future offerings of the shares of the Company common stock or other securities.

Future offerings of debt or equity securities, which would rank senior to Company common stock, may adversely affect the market price of Company common stock.

If the Company decides to issue debt or equity securities in the future, which would rank senior to Company common stock, it is likely that they will be governed by an indenture or other instrument containing covenants restricting the Company’s operating flexibility. Additionally, any convertible or exchangeable securities that the Company issues in the future may have rights, preferences and privileges more favorable than those of

Company common stock and may result in dilution to owners of Company common stock. The Company and, indirectly, the Company’s stockholders, will bear the cost of issuing and servicing such securities. Because the Company’s decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond the Company’s control, the Company cannot predict or estimate the amount, timing or nature of the Company’s future offerings. Thus holders of Company common stock will bear the risk of the Company’s future offerings reducing the market price of Company common stock and diluting the value of their stock holdings in the Company.

The Company faces other risks.

The risks listed above are not exhaustive, and you should be aware that following the Combination the Company will face various other risks, including those discussed in reports filed by the Company with the SEC. Also refer to the section entitled “Where You Can Find More Information” beginning on page 358 of this joint proxy statement/prospectus.

Risks Relating to Regulatory Matters

The Company is subject to substantial regulation, numerous contractual obligations and extensive internal policies and failure to comply with these matters could have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company and its subsidiaries are subject to substantial regulation, numerous contractual obligations and extensive internal policies. Given the Company’s organizational structure, it is subject to regulation by the SEC, Financial Industry Regulatory Authority, Inc., the Internal Revenue Service, which we refer to as the IRS, and other federal, state and local governmental bodies and agencies and state blue sky laws. These regulations are extensive, complex and require substantial management time and attention. If the Company fails to comply with any of the regulations that apply to its business, the Company could be subjected to extensive investigations, as well as substantial penalties, and its business and operations could be materially adversely affected. The Company’s lack of compliance with applicable law could result in, among other penalties, its ineligibility to contract with and receive revenue from the federal government or other governmental authorities and agencies. The Company also expects to have numerous contractual obligations to which it must adhere on a continuous basis to operate its business, the default of which could have a material adverse effect on the Company’s business and financial condition. The Company’s internal policies may not be effective in all regards and, further, if the Company fails to comply with its internal policies, it could be subjected to additional risk and liability.

Maintenance of the Company’s Investment Company Act exemption imposes limits on its operations.

Neither the Company, nor the Company OP, nor any of the subsidiaries of the Company OP intend to register as an investment company under the Investment Company Act. The Company intends to make investments and conduct its operations so that it is not required to register as an investment company. If the Company were obligated to register as an investment company, it would have to comply with a variety of substantive requirements under the Investment Company Act that impose, among other things:

•	limitations on capital structure (including its ability to use leverage);

•	restrictions on specified investments;

•	prohibitions on transactions with affiliates; and

•	compliance with reporting, recordkeeping, voting, proxy disclosure and other rules and regulations that would significantly increase the Company’s operating expenses.

Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, which we refer to as the 40% test. Excluded from the term “investment securities,” among other things, are U.S. government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act for certain privately-held investment companies. Moreover, the Company takes the position that general partnership interests in joint ventures structured as general partnerships are not considered securities at all and thus are not investment securities.

Because the Company is a holding company that conducts its businesses through subsidiaries, its interest in the securities issued by its subsidiaries that rely on the exception from the definition of “investment company” in Section 3(c)(1) or 3(c)(7) of the Investment Company Act, together with any other investment securities the Company may own directly, may not have a combined value in excess of 40% of the value of the Company’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. This requirement limits the types of assets which the Company may hold through these subsidiaries.

The Company must monitor its holdings and those of the Company OP to ensure that they comply with the 40% test. Through the Company OP’s wholly owned or majority-owned subsidiaries, the Company and the Company OP will be primarily engaged in the non-investment company businesses of these subsidiaries, namely the business of purchasing real estate properties or otherwise originating or acquiring mortgages and other interests in real estate.

Most of these subsidiaries will rely on the exclusion from the definition of an investment company under Section 3(c)(5)(C) of the Investment Company Act, which is available for entities “primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” This exclusion generally requires that at least 55% of a subsidiary’s portfolio must be comprised of qualifying real estate assets and at least 80% of its portfolio must be comprised of qualifying real estate assets and real estate-related assets (and no more than 20% comprised of miscellaneous assets). Qualification for exclusion from registration under the Investment Company Act will limit the Company’s ability to acquire or sell certain assets and also could restrict the time at which the Company may acquire or sell assets. For purposes of the exclusion provided by Section 3(c)(5)(C), the Company will classify its investments based in large measure on no-action letters issued by the SEC staff and other SEC interpretive guidance and, in the absence of SEC guidance, on its view of what constitutes a qualifying real estate asset and a real estate related asset. These no-action positions were issued in accordance with factual situations that may be substantially different from the factual situations the Company may face and a number of these no-action positions were issued more than twenty years ago. In August 2011, the SEC issued a concept release in which it asked for comments on various aspects of Section 3(c)(5)(C), and, accordingly, the SEC or its staff may issue further guidance in the future. Future revisions to the Investment Company Act or further guidance from the SEC or its staff may force the Company to re-evaluate its portfolio and its investment strategy.

The Company may in the future organize special purpose subsidiaries of the Company OP that will borrow under or participate in government sponsored incentive programs to the extent they exist. The Company expects that some of these subsidiaries will rely on Section 3(c)(7) for their Investment Company Act exclusion and, therefore, the Company OP’s interest in each of these subsidiaries would constitute an “investment security” for purposes of determining whether the Company OP satisfies the 40% test. Also, the Company may in the future organize one or more subsidiaries that seek to rely on the Investment Company Act exclusion provided to certain structured financing vehicles by Rule 3a-7. Any such subsidiary would need to be structured to comply with any guidance that may be issued by the SEC staff on the restrictions contained in Rule 3a-7.

The loss of the Company’s Investment Company Act exclusion could require the Company to register as an investment company or substantially change the way the Company conducts its business, either of which may have an adverse effect on the Company and the value of the Company common stock.

On August 31, 2011, the SEC published a concept release (Release No. 29778, File No. S7-34-11, Companies Engaged in the Business of Acquiring Mortgages and Mortgage Related Instruments), pursuant to which it is reviewing whether certain companies that invest in mortgage-backed securities and rely on the exclusion from registration under Section 3(c)(5)(C) of the Investment Company Act, such as the Company, should continue to be allowed to rely on such an exclusion from registration. If the SEC or its staff takes action with respect to this exclusion, these changes could mean that certain of the Company’s subsidiaries could no longer rely on the Section 3(c)(5)(C) exclusion, and would have to rely on Section 3(c)(1) or 3(c)(7), which would mean that the Company’s investment in those subsidiaries would be investment securities. This could result in the Company’s failure to maintain its exclusion from registration as an investment company.

If the Company fails to maintain an exclusion from registration as an investment company, either because of SEC interpretational changes or otherwise, the Company could, among other things, be required either: (i) to substantially change the manner in which it conducts its operations to avoid being required to register as an investment company; or (ii) to register as an investment company, either of which could have an adverse effect on the Company and the value of the Company common stock. If the Company is required to register as an investment company under the Investment Company Act, it would become subject to substantial regulation with respect to the Company’s capital structure (including its ability to use leverage), management, operations, transactions with affiliated persons (as defined in the Investment Company Act), portfolio composition, including restrictions with respect to diversification and industry concentration and other matters.

Rapid changes in the values of the Company’s real estate-related investments may make it more difficult for the Company to maintain its qualification as a REIT for U.S. federal income tax purposes or its exclusion from registration under the Investment Company Act.

If the market value or income potential of the Company’s real estate-related investments declines as a result of increased interest rates, prepayment rates or other factors, the Company may need to increase its real estate investments and income and/or liquidate its non-qualifying assets in order to maintain its qualification as a REIT for U.S. federal income tax purposes or its exclusion from registration as an investment company under the Investment Company Act. Given the illiquid nature of certain real estate investments, the Company can provide no assurances that it would be able to liquidate its non-qualifying assets at opportune times or prices, if at all, in order to maintain its qualification as a REIT or its exclusion from registration under the Investment Company Act. Similarly, the Company can provide no assurances that it would have sufficient capital or access to capital at favorable prices, if at all, if it were required to increase its qualifying real estate assets in order to maintain its qualification as a REIT or its exclusion from registration under the Investment Company Act. If the value of the Company’s assets fluctuates significantly, the Company’s ability to maintain its qualification as a REIT or its exclusion from registration under the Investment Company Act may become particularly difficult, which may cause it to make investment decisions that the Company otherwise would not make absent the REIT and Investment Company Act considerations.

Tax Risks Relating to the Combination

If either of the NorthStar I merger or the NorthStar II merger does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, stockholders participating in such Merger may be required to pay substantial U.S. federal income taxes.

Although the parties intend that each of the NorthStar I merger and the NorthStar II merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, it is possible that the IRS, could assert that one or both of the Mergers fails to so qualify. If the IRS were to be successful in any such contention, or if for any other reason any such Merger were to fail to qualify as a “reorganization,” each U.S. holder participating in any such Merger would recognize gain or loss with respect to all such U.S. holder’s shares of stock based on the difference between: (i) that U.S. holder’s tax basis in the relevant shares; and (ii) the aggregate cash and the fair market value of the shares of stock received in the applicable Merger. For additional information, refer to the section entitled “U.S. Federal Income Tax Consequences” beginning on page 223 of this joint proxy statement/prospectus.

REITs are subject to a range of complex organizational and operational requirements.

To qualify as a REIT, the Company must distribute with respect to each taxable year at least 90% of its net income (excluding capital gains) to its stockholders. A REIT must also meet certain other requirements, including with respect to the nature of its income and assets and the ownership of its stock. For any taxable year that the Company fails to qualify as a REIT, it will not be allowed a deduction for dividends paid to its stockholders in computing its net taxable income and thus would become subject to federal, state and local income tax as if it were a regular taxable corporation. In such an event, the Company could be subject to potentially significant tax liabilities. Unless entitled to relief under certain statutory provisions, the Company would also be disqualified from treatment as a REIT for the four taxable years following the year in which it lost its qualification. If the Company were to fail to qualify as a REIT, the market price of the Company common stock could decline, and the Company could need to reduce substantially the amount of distributions to its stockholders as a result of any increased tax liability.

The Company may incur adverse tax consequences if NorthStar I or NorthStar II were to fail to qualify as a REIT for U.S. federal income tax purposes prior to the Mergers.

It is a condition to the closing of the Mergers that each of NorthStar I and NorthStar II receives an opinion of counsel to the effect that it has qualified as a REIT for U.S. federal income tax purposes under the Code through the time of the Mergers. Neither NorthStar I nor NorthStar II, however, has requested or plans to request a ruling from the IRS that it qualifies as a REIT. Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations. The complexity of these provisions and of the applicable Treasury regulations that have been promulgated under the Code is greater in the case of a REIT that holds its assets through a partnership (such as NorthStar I and NorthStar II). The determination of various factual matters and circumstances not entirely within the control of NorthStar I or NorthStar II may have affected their ability to qualify as a REIT.

If, notwithstanding the opinions described above, NorthStar I’s or NorthStar II’s REIT status prior to the Mergers were successfully challenged, the Company would face serious tax consequences that would substantially reduce its core funds from operations, which we refer to as Core FFO, and cash available for distribution, which we refer to as CAD, including cash available to pay dividends to its stockholders, because:

•	NorthStar I or NorthStar II, as applicable, would be subject to U.S. federal, state and local income tax on its net income at regular corporate rates for the years it did not qualify as a REIT (and, for such years, would not be allowed a deduction for dividends paid to stockholders in computing its taxable income) and the Company would succeed to the liability for such taxes;

•	if the Company were considered to be a “successor” of such entity, it would not be eligible to elect REIT status until the fifth taxable year following the year during which such entity was disqualified, unless it is entitled to relief under applicable statutory provisions;

•	the Company, even if eligible to elect REIT status, would be subject to tax (at the highest corporate rate in effect at the date of the sale) on the built-in gain on each asset of NorthStar I or NorthStar II, as applicable, existing at the time of the Mergers if the Company were to dispose of such asset for up to 5 years following the Mergers; and

•	the Company would succeed to any earnings and profits accumulated by NorthStar I or NorthStar II, as applicable, for tax periods that such entity did not qualify as a REIT and the Company would have to pay a special dividend and/or employ applicable deficiency dividend procedures (including interest payments to the IRS) to eliminate such earnings and profits to maintain its REIT qualification.

If there is an adjustment to NorthStar I’s or NorthStar II’s taxable income or dividends paid deductions, the Company could elect to use the deficiency dividend procedure to maintain NorthStar I’s or NorthStar II’s, as applicable, REIT status. That deficiency dividend procedure could require the Company to make significant distributions to its stockholders and to pay significant interest to the IRS.

As a result of these factors, NorthStar I’s or NorthStar II’s failure to qualify as a REIT prior to the Mergers could impair the Company’s ability after the Mergers to expand its business and raise capital and could materially adversely affect the value of the Company common stock.

Risks Related to NorthStar I’s Qualification as a REIT.

You should read and consider the risk factors specific to NorthStar I’s qualification as a REIT, which will also affect the Company, as the combined Company, after the Combination. These risks are described in Part I, Item 1A of NorthStar I’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 under the heading “Risks Related to Regulatory Matters and Our REIT Tax Status,” which Annual Report on Form 10-K is attached hereto as Annex F-1 and incorporated herein by reference.

Risks Related to NorthStar II’s Qualification as a REIT.

You should read and consider the risk factors specific to NorthStar II’s qualification as a REIT, which will also affect the Company, as the combined Company, after the Combination. These risks are described in Part I, Item 1A of NorthStar II’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 under the heading “Risks Related to Regulatory Matters and Our REIT Tax Status,” which Annual Report on Form 10-K is attached hereto as Annex G-1 and incorporated herein by reference.

Risks Related to the Company’s Qualification as a REIT.

You should read and consider the risks relating to the Company’s ability to qualify as a REIT, both as a condition to the closing of the Combination and on an ongoing basis. Refer to the section entitled “U.S. Federal Income Tax Consequences—Taxation of the Company” beginning on page 231 of this joint proxy statement/prospectus. As noted in that section, the opinion of Hogan Lovells (or other counsel reasonably satisfactory to the parties) regarding the Company’s ability to qualify as a REIT for its taxable year in which the Mergers close (and any prior taxable year as to which the Company has elected to be taxed as a REIT) will only be filed with this registration statement prior to the closing of the Combination, by post-effective amendment. Refer also to the section entitled “U.S. Federal Income Tax Consequences—Taxation of the Company—Failure to Qualify” beginning on page 254 of this joint proxy statement/prospectus for a discussion of tax consequences were the Company to fail to qualify as a REIT following the closing of the Combination.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus, including information included in, or incorporated by reference into, this joint proxy statement/prospectus, may contain certain forecasts and other forward-looking statements within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward-looking statements by the use of forward-looking terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts” or “potential” or the negative of these words and phrases or similar words or phrases that are predictions of or indicate future events or trends and that do not relate solely to historical matters. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and contingencies, many of which are beyond the control of NorthStar I, NorthStar II, the Company and CLNS, and may cause actual results to differ significantly from those expressed in any forward-looking statement. Any statements regarding the benefits of the Combination or NorthStar I’s, NorthStar II’s, the Contributed Entities’ or the Company’s future financial condition, results of operations and business are also forward-looking statements. Without limiting the generality of the preceding sentence, certain statements contained in the sections “The Combination and Related Transactions—Background of the Combination,” “The Combination and Related Transactions—Certain Unaudited Prospective Financial Information of NorthStar I,” “The Combination and Related Transactions—Certain Unaudited Prospective Financial Information of NorthStar II” and “The Combination and Related Transactions—Certain Unaudited Prospective Financial Information of the Contributed Entities” constitute forward-looking statements.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, most of which are difficult to predict and many of which are beyond the control of NorthStar I, NorthStar II, the Company and CLNS. These include the factors described above in “Risk Factors” and under the caption “Risk Factors” in NorthStar I’s Annual Report on Form 10-K for the year ended December 31, 2016 and NorthStar I’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, copies of which are included in Annex F-1 and Annex F-2, respectively, to this joint proxy statement/prospectus and are incorporated herein by reference, and NorthStar II’s Annual Report on Form 10-K for the year ended December 31, 2016 and NorthStar II’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, copies of which are included in Annex G-1 and Annex G-2, respectively, to this joint proxy statement/prospectus and are incorporated herein by reference, as well as:

•	the failure to receive, on a timely basis or otherwise, the required approvals by each of the NorthStar I and NorthStar II stockholders, governmental or regulatory agencies and third parties;

•	the risk that a condition to the closing of the Combination may not be satisfied (including the listing by the Company of Company class A common stock on a national securities exchange);

•	each party’s ability to consummate the Combination;

•	operating costs and business disruption may be greater than expected;

•	the ability to realize substantial efficiencies as well as anticipated strategic and financial benefits, and the impact of legislative, regulatory and competitive changes; and

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the combination agreement.

Should one or more of the risks or uncertainties described above or elsewhere in reports incorporated by reference herein occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this joint proxy statement/prospectus or the date of any document incorporated by reference in this joint proxy statement/prospectus, as applicable.

All forward-looking statements, expressed or implied, included in this joint proxy statement/prospectus are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that NorthStar I, NorthStar II, the Company or CLNS or persons acting on their behalf may issue.

Except as otherwise required by applicable law, NorthStar I, NorthStar II, CLNS and the Company disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section. Also refer to the section entitled “Where You Can Find More Information” beginning on page 358 of this joint proxy statement/prospectus.

PARTIES TO THE COMBINATION AGREEMENT

CLNS Parties

Colony Capital Operating Company, LLC

CLNS OP, a Delaware limited liability company, is the operating company of CLNS. CLNS is a leading global real estate and investment management firm. CLNS has significant property holdings in the healthcare, industrial and hospitality sectors, other equity and debt investments, as well as an embedded institutional and retail investment management business. CLNS manages capital on behalf of its stockholders, as well as institutional and retail investors in private funds, non-traded and traded REITs and registered investment companies. CLNS also owns NorthStar Securities, LLC, a captive broker-dealer platform that raises capital in the retail market.

CLNS is organized as a Maryland corporation, was incorporated in May 2016, and intends to elect to be taxed as a REIT under the Code for U.S. federal income tax purposes beginning with its taxable year ending December 31, 2017. CLNS common stock is traded on the NYSE under the symbol “CLNS.”

CLNS conducts all of its activities and holds substantially all of its assets and liabilities through its operating subsidiary, CLNS OP. At September 30, 2017, CLNS owned approximately 94.4% of CLNS OP, as its sole managing member. The remaining 5.6% is owned primarily by certain employees of CLNS as noncontrolling interests.

CLNS OP’s principal executive office is located at 515 S. Flower Street, 44th Floor, Los Angeles, California 90071 and its phone number is (310) 282-8820.

NRF RED REIT Corp.

RED REIT, a Maryland corporation, is an indirect wholly owned subsidiary of CLNS OP.

RED REIT’s principal executive office is located at 515 S. Flower Street, 44th Floor, Los Angeles, California 90071 and its phone number is (310) 282-8820.

NorthStar I Parties

NorthStar Real Estate Income Trust, Inc.

NorthStar I originates, acquires and asset manages a diversified portfolio of CRE debt, select equity and securities investments, predominantly in the United States. NorthStar I may also invest in CRE investments internationally. NorthStar I’s CRE debt investments include first mortgage loans, subordinate mortgage and mezzanine loans and participations in such loans and preferred equity interests. NorthStar I’s real estate equity investments include direct ownership in properties, which may be structurally senior to a third-party partner’s equity, as well as indirect interests in real estate through real estate private equity funds. NorthStar I’s CRE securities primarily consist of commercial mortgage-backed securities and may in the future include unsecured REIT debt, collateralized debt obligation notes and other securities. In addition, NorthStar I may own investments through joint ventures. NorthStar I was formed in January 2009 as a Maryland corporation and commenced operations in October 2010. It elected to be taxed as a REIT commencing with the taxable year ended December 31, 2010.

NorthStar I is externally managed by CNI NSI Advisors, LLC (formerly NSAM J-NSI Ltd), a subsidiary of CLNS, which we refer to as the NorthStar I advisor, pursuant to an advisory agreement, which we refer to as the NorthStar I advisory agreement, and has no employees.

NorthStar I initially registered to offer up to 100,000,000 shares of NorthStar I common stock pursuant to its primary offering to the public, which we refer to as the NorthStar I Primary Offering, and up to 10,526,315 shares of NorthStar I common stock pursuant to its distribution reinvestment plan, which we refer to as the NorthStar I DRP, which we collectively refer to as the NorthStar I Public Offering. The NorthStar I Primary Offering was completed on July 1, 2013 and all of the shares initially registered for the NorthStar I Public Offering were issued, including 7.6 million shares of NorthStar I common stock reallocated from the NorthStar I DRP. Until the NorthStar I DRP was suspended, which suspension went into effect prior to the monthly distributions to be paid on or about October 1, 2017, NorthStar I continued to offer NorthStar I DRP shares pursuant to an additional registration statement to offer up to 10.0 million shares.

From inception through November 8, 2017, NorthStar I raised total gross proceeds of $1.3 billion in the NorthStar I Public Offering, including gross proceeds of $0.2 billion pursuant to the NorthStar I DRP.

Substantially all of NorthStar I’s assets, directly or indirectly, are held by NorthStar I OP, a Delaware limited partnership and the operating partnership of NorthStar I. NorthStar I conducts its operations, directly or indirectly, through NorthStar I OP.

NorthStar I’s principal executive office is located at 590 Madison Avenue, 34th Floor, New York, New York 10022 and its phone number is (212) 547-2600.

NorthStar Real Estate Income Trust Operating Partnership, LP

NorthStar I conducts its operations, directly or indirectly, through NorthStar I OP, a Delaware limited partnership and the operating partnership of NorthStar I. NorthStar I OP holds, directly or indirectly, substantially all of NorthStar I’s assets. NorthStar I is the sole general partner and a limited partner of NorthStar I OP. The other limited partners of NorthStar I OP are NS Real Estate Income Trust Advisor, LLC, and NorthStar OP Holdings, LLC, each of which is an affiliate of CLNS. NS Real Estate Income Trust Advisor, LLC invested $1,000 in NorthStar I OP in exchange for common units and NorthStar OP Holdings, LLC invested $1,000 in NorthStar I OP and was issued a separate class of limited partnership units. As NorthStar I accepted subscriptions for shares in its continuous, public offering, which closed in July 2013, it contributed substantially all of the net proceeds to NorthStar I OP as a capital contribution. As of September 30, 2017, NorthStar I’s limited partnership interest in the NorthStar I OP was 99.98%.

As a subsidiary of NorthStar I, NorthStar I OP’s principal executive office is located at 590 Madison Avenue, 34th Floor, New York, New York 10022 and its phone number is (212) 547-2600.

NorthStar II Parties

NorthStar Real Estate Income II, Inc.

NorthStar II originates, acquires and asset manages a diversified portfolio of CRE debt, select equity and securities investments, predominantly in the United States. NorthStar II may also invest in CRE investments internationally. NorthStar II’s CRE debt investments include first mortgage loans, subordinate mortgage and mezzanine loans and participations in such loans and preferred equity interests. NorthStar II’s real estate equity investments include direct ownership in properties, which may be structurally senior to a third-party partner’s equity, as well as indirect interests in real estate through real estate private equity funds. NorthStar II’s CRE securities primarily consist of commercial mortgage-backed securities and may in the future include unsecured REIT debt, collateralized debt obligation notes and other securities. In addition, NorthStar II owns investments through joint ventures. NorthStar II was formed in December 2012 as a Maryland corporation and commenced operations in September 2013. It elected to be taxed as a REIT commencing with the taxable year ended December 31, 2013.

NorthStar II is externally managed by CNI NSII Advisors, LLC (formerly NSAM J-NSII Ltd), a subsidiary of CLNS, which we refer to as the NorthStar II advisor, pursuant to an advisory agreement, which we refer to as the NorthStar II advisory agreement, and has no employees.

NorthStar II initially registered up to $1.65 billion in shares of NorthStar II common stock, which included up to $1.5 billion of shares pursuant to its primary offering to the public, which we refer to as the NorthStar II Primary Offering, and up to $150.0 million of shares pursuant to its distribution reinvestment plan, which we refer to as the NorthStar II DRP, which we collectively refer to as the NorthStar II Public Offering. The NorthStar II Primary Offering closed effective November 9, 2016. Prior to the closing, $150.0 million of the unsold shares of NorthStar II common stock remaining from the NorthStar II Primary Offering were reallocated to the NorthStar II DRP, for a total of $300.0 million in shares of NorthStar II common stock offered pursuant to the NorthStar II DRP. The NorthStar II DRP has been suspended, which suspension went into effect prior to the monthly distributions to be paid on or about October 1, 2017.

From inception through November 8, 2017, NorthStar II raised total gross proceeds of $1.2 billion pursuant to the NorthStar II Public Offering, including gross proceeds of $81.7 million pursuant to the NorthStar II DRP.

Substantially all of NorthStar II’s assets, directly or indirectly, are held by NorthStar II OP, a Delaware limited partnership and the operating partnership of NorthStar II. NorthStar II conducts its operations, directly or indirectly, through NorthStar II OP.

NorthStar II’s principal executive office is located at 590 Madison Avenue, 34th Floor, New York, New York 10022 and its phone number is (212) 547-2600.

NorthStar Real Estate Income Operating Partnership II, LP

NorthStar II conducts its operations, directly or indirectly, through NorthStar II OP, a Delaware limited partnership and the operating partnership of NorthStar II. NorthStar II OP holds, directly or indirectly, substantially all of NorthStar II’s assets. NorthStar II is the sole general partner and a limited partner of NorthStar II OP. The other limited partners of NorthStar II OP are NS Real Estate Income Advisor II, LLC, and NorthStar OP Holdings II, LLC, each of which is an affiliate of CLNS. NS Real Estate Income Advisor II, LLC invested $1,000 in NorthStar II OP in exchange for common units and NorthStar OP Holdings II, LLC invested $1,000 in NorthStar II OP and was issued a separate class of limited partnership units. As NorthStar II accepted subscriptions for shares in the NorthStar II Public Offering, it contributed substantially all of the net proceeds to NorthStar II OP as a capital contribution. As of September 30, 2017, NorthStar II’s limited partnership interest in NorthStar II OP was 99.98%.

As a subsidiary of NorthStar II, NorthStar II OP’s principal executive office is located at 590 Madison Avenue, 34th Floor, New York, New York 10022 and its phone number is (212) 547-2600.

The Company Parties

Colony NorthStar Credit Real Estate, Inc.

The Company, a Maryland corporation and a wholly owned subsidiary of CLNS, was formed in August 2017 solely for the purpose of facilitating the Combination and related transactions contemplated by the combination agreement. The Company intends to elect and qualify to be taxed as a REIT and will be externally managed and advised by a subsidiary of CLNS. The Company has not carried on any activities or operations to date, except for those activities incidental to its formation and undertaken in connection with the transactions contemplated by the combination agreement. Pursuant to the combination agreement, upon completion of the Combination, the Company will be the publicly traded entity for the combined entities and contributions.

It is expected that, following the completion of the Combination, substantially all of the Company’s assets, directly or indirectly, will be held by the Company OP, a Delaware limited liability company and the operating company of the Company. The Company expects to conduct its operations, directly or indirectly, through the Company OP.

Pursuant to the combination agreement, it is a condition to the closing of the Combination that the Company class A common stock be listed on a national securities exchange. It is expected that the Company class A common stock will trade on a national securities exchange under the symbol “CLNC.” The Company’s principal executive office is located at 515 S. Flower Street, 44th Floor, Los Angeles, California 90071 and its phone number is (310) 282-8820.

Credit RE Operating Company, LLC

The Company OP, a Delaware limited liability company, is the operating company of the Company. It is expected that, following the completion of the Combination, the Company OP will hold, directly or indirectly, substantially all of the Company’s assets and the Company will conduct its operations, directly or indirectly, through the Company OP.

As a subsidiary of the Company, the Company OP’s principal executive office is located at 515 S. Flower Street, 44th Floor, Los Angeles, California 90071 and its phone number is (310) 282-8820.

THE NORTHSTAR I SPECIAL MEETING

Date, Time, Place and Purpose of the NorthStar I Special Meeting

The NorthStar I special meeting will be held at the offices of J.P. Morgan, located at 270 Park Avenue, 11th Floor, New York, New York 10017, on January 18, 2018 commencing at 9:00 a.m. (Eastern Time). The NorthStar I special meeting is being held in order for NorthStar I stockholders to consider and vote on:

•	the NorthStar I merger proposal;
•	the NorthStar I first charter amendment proposal;
•	the NorthStar I second charter amendment proposal; and
•	the NorthStar I adjournment proposal.

Recommendation of the NorthStar I Board of Directors

The NorthStar I special committee has unanimously: (i) determined that each of the combination agreement and the transactions contemplated by the combination agreement, including the NorthStar I merger, the NorthStar I first charter amendment and the NorthStar I second charter amendment, are fair and reasonable to NorthStar I, and the terms, conditions and procedures set forth in the combination agreement ensure that the price and other terms of the NorthStar I merger and the other transactions contemplated by the combination agreement are no less favorable to NorthStar I than those available from unaffiliated third parties; (ii) recommended that the NorthStar I board of directors determine that the combination agreement, the NorthStar I merger, the NorthStar I first charter amendment, the NorthStar I second charter amendment and the other transactions contemplated by the combination agreement are fair, reasonable, advisable and in the best interests of NorthStar I and authorize, approve, adopt and declare advisable the same, subject to any stockholder approval required by law; (iii) recommended that the NorthStar I board of directors submit for consideration and adoption or approval by NorthStar I stockholders at the NorthStar I special meeting the NorthStar I merger, the NorthStar I first charter amendment and the NorthStar I second charter amendment; and (iv) recommended that the NorthStar I board of directors recommend to NorthStar I stockholders that they vote in favor of the adoption or approval of such matters.

The NorthStar I board of directors, following the unanimous recommendation of the NorthStar I special committee, has unanimously: (i) determined that the combination agreement, the NorthStar I merger, the NorthStar I first charter amendment, the NorthStar I second charter amendment and the other transactions contemplated by the combination agreement are fair, reasonable, advisable and in the best interests of NorthStar I and its stockholders; (ii) authorized, approved, adopted and declared advisable the combination agreement, the NorthStar I merger, the NorthStar I first charter amendment, the NorthStar I second charter amendment and the other transactions contemplated by the combination agreement; (iii) directed that the NorthStar I merger, the NorthStar I first charter amendment and the NorthStar I second charter amendment be submitted for consideration at a special meeting of NorthStar I stockholders; and (iv) resolved to recommend to NorthStar I stockholders that they vote in favor of the adoption or approval of the NorthStar I merger, the NorthStar I first charter amendment and the NorthStar I second charter amendment.

Accordingly, the NorthStar I board of directors, following the unanimous recommendation of the NorthStar I special committee, unanimously recommends that you vote “FOR” the NorthStar I merger proposal, “FOR” the NorthStar I first charter amendment proposal, “FOR” the NorthStar I second charter amendment proposal and “FOR” the NorthStar I adjournment proposal. For a more complete description of the recommendation of the NorthStar I board of directors, refer to the section entitled “The Combination and Related Transactions—Reasons for the NorthStar I Merger and Recommendation of the NorthStar I Board of Directors” beginning on page 132 of this joint proxy statement/prospectus.

Record Date; Who Can Vote at the NorthStar I Special Meeting

The NorthStar I board of directors has fixed the close of business on November 28, 2017 as the record date for determination of NorthStar I stockholders entitled to receive notice of, and to vote at, the NorthStar I special meeting and any postponements or adjournments of the NorthStar I special meeting, which we refer to as the NorthStar I record date. Only holders of record of NorthStar I common stock at the close of business on the NorthStar I record date are entitled to receive notice of, and to vote at, the NorthStar I special meeting. As of the NorthStar I record date, there were 119,333,203.167 shares of NorthStar I common stock outstanding and entitled to be voted at the NorthStar I special meeting, held by approximately 23,157 holders of record.

Except as set forth below with respect to the NorthStar I merger, each outstanding share of NorthStar I common stock entitles its holder to one vote on each of the NorthStar I merger proposal, the NorthStar I first charter amendment proposal, the NorthStar I second charter amendment proposal and the NorthStar I adjournment proposal. The NorthStar I charter provides that, with respect to shares of NorthStar I common stock owned by the NorthStar I advisor or any director of NorthStar I, or any of their respective affiliates, none of the NorthStar I advisor and the directors of NorthStar I, or any of their respective affiliates (including NorthStar II, CLNS and any of the directors of NorthStar II), may vote or consent on matters submitted to the NorthStar I stockholders regarding any transaction between NorthStar I and any of them. Thus, such persons are not entitled to vote on the NorthStar I merger. On the NorthStar I record date, the directors and executive officers of NorthStar I and their affiliates held 99,374 shares of NorthStar I common stock, collectively representing less than 1% of all of the shares of NorthStar I common stock outstanding and entitled to vote (except, as noted above, on the NorthStar I merger). In addition, as of the NorthStar I record date, Daniel R. Gilbert, Jonathan T. Albro, Vernon B. Schwartz, Jack F. Smith, Jr., James J. Thomas, Frank V. Saracino and Jenny B. Neslin, all of whom are directors or officers of NorthStar I, held 0, 32,096, 17,591, 32,096, 17,591, 0 and 0 shares of NorthStar I common stock, respectively. See “Certain Beneficial Ownership of NorthStar I Common Stock” beginning on page 351 of this joint proxy statement/prospectus.

Stockholders of Record and Beneficial Owners

If your shares of NorthStar I common stock are registered directly in your name with NorthStar I’s transfer agent, DST Systems, Inc., you are considered, with respect to those shares of NorthStar I common stock, the “stockholder of record.” This joint proxy statement/prospectus and proxy card have been sent to you directly by NorthStar I.

If your shares of NorthStar I common stock are held through a broker or other nominee, you are considered the “beneficial owner” of shares of NorthStar I common stock held in “street name.” In that case, this joint proxy statement/prospectus has been forwarded to you by your broker or other nominee who is considered, with respect to those shares of NorthStar I common stock, the stockholder of record. As the beneficial owner, you have the right to direct your broker or other nominee how to vote your shares by following their instructions for voting. Brokers or other nominees who hold shares in “street name” for customers generally have the authority to vote on “routine” proposals when they have not received instructions from beneficial owners. However, brokers and other nominees are precluded from exercising their voting discretion with respect to approving non-routine matters such as the NorthStar I merger proposal, the NorthStar I first charter amendment proposal, the NorthStar I second charter amendment proposal and the NorthStar I adjournment proposal and, as a result, absent specific instructions from the beneficial owner of such shares of NorthStar I common stock, brokers or other nominees are not empowered to vote those shares of NorthStar I common stock on such non-routine matters. A broker non-vote occurs when a nominee holds shares for a beneficial owner but cannot vote on a proposal because the nominee does not have the discretionary power to do so and has not received instructions from the beneficial owner.

Quorum

A quorum will be present if stockholders entitled to cast at least 50% of all the votes entitled to be cast at the special meeting are present, in person or represented by proxy. All shares of NorthStar I common stock, represented in person or by proxy, including abstentions and broker non-votes, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the NorthStar I special meeting. On the NorthStar I record date, there were 119,333,203.167 shares of NorthStar I common stock outstanding and entitled to vote; provided, however, that as noted above, pursuant to the NorthStar I charter, certain shares of NorthStar I common stock may not be voted on the NorthStar I merger.

Under NorthStar I’s bylaws, in the event that a quorum is not present or represented by proxy at the NorthStar I special meeting, in addition to an adjournment pursuant to the NorthStar I adjournment proposal, the chairperson of the NorthStar I special meeting has the power to adjourn or recess the meeting to a date not more than 120 days after the original record date without notice other than announcement at the special meeting.

Attendance

Only NorthStar I stockholders of record, their duly authorized proxy holders, beneficial stockholders with proof of ownership and NorthStar I’s guests may attend the NorthStar I special meeting. A government-issued picture identification will be required to enter the NorthStar I special meeting. If you are the representative of a corporate or institutional stockholder, you must present valid photo identification along with proof that you are the representative of such stockholder. If your shares of NorthStar I common stock are held through a broker or other nominee, you must bring evidence of your ownership of shares, which you can obtain from your broker or other nominee. NorthStar I stockholders may obtain directions to the NorthStar I special meeting by writing to NorthStar Real Estate Income Trust, Inc., Attention: Corporate Secretary, at 590 Madison Avenue, 34th Floor, New York, New York 10022. Please note that cameras, recording devices and other electronic devices will not be permitted at the NorthStar I special meeting.

Vote Required for Approval; Effect of Failure to Vote, Broker Non-Votes and Abstention

For the NorthStar I merger proposal, the NorthStar I first charter amendment proposal and the NorthStar I second charter amendment proposal, you may vote “FOR,” “AGAINST” or “ABSTAIN.” Approval of the NorthStar I merger proposal, approval of the NorthStar I first charter amendment proposal and approval of the NorthStar I second charter amendment proposal requires the affirmative vote of the holders of a majority of the outstanding shares of NorthStar I common stock entitled to vote on such proposals. Consequently, abstentions, failures to submit a proxy or to vote in person at the NorthStar I special meeting and broker non-votes will have the same effect as votes “AGAINST” the NorthStar I merger proposal, the NorthStar I first charter amendment proposal and the NorthStar I second charter amendment proposal.

For the NorthStar I adjournment proposal, you may vote “FOR,” “AGAINST” or “ABSTAIN.” Approval of the NorthStar I adjournment proposal requires the affirmative vote of a majority of the votes cast on the proposal at the NorthStar I special meeting. Any shares not voted (whether by abstention, broker non-vote, or otherwise) will not be counted as votes cast and will have no effect on the result of the vote, although abstentions will be considered present for the purpose of determining the presence of a quorum.

How to Vote Your Shares

If you are a NorthStar I stockholder of record, you may have your shares of NorthStar I common stock voted on matters presented at the NorthStar I special meeting in any of the following ways:

•	by proxy—you have a choice of submitting a proxy to vote your shares:

•	through the Internet by visiting the website indicated on the enclosed proxy card and following the prompts using the control number located on the proxy card; or

•	by telephone using the toll-free telephone numbers listed on the enclosed proxy card; or

•	by signing, dating and returning the enclosed proxy card in the enclosed postage-paid return envelope; or

•	in person—you may attend the NorthStar I special meeting and cast your vote there provided that you bring an admission ticket and government-issued picture identification. For instructions on obtaining an admission ticket, refer above to the section entitled “The NorthStar I Special Meeting—Attendance” beginning on page 96 of this joint proxy statement/prospectus.

If you are a beneficial owner of NorthStar I common stock, you should receive instructions from your broker or other nominee that you must follow in order to have your shares of NorthStar I common stock voted. Those instructions will identify which of the above choices are available to you in order to have your shares voted. Please note that if you are a beneficial owner and wish to vote in person at the NorthStar I special meeting, you must provide a legal proxy from your broker or other nominee at the special meeting. Obtaining a legal proxy may take several days and must be obtained prior to your attending the NorthStar I special meeting in order to vote your shares at that meeting.

Proxies submitted by the Internet or telephone must be received by 11:59 p.m. (Eastern Time) on the business day prior to the date of the NorthStar I special meeting. If you choose to submit a proxy by mailing a proxy card, your proxy card should be mailed in the enclosed postage-paid return envelope, and your proxy card must be received by NorthStar I’s Corporate Secretary by the time the NorthStar I special meeting begins.

If you authorize a proxy to vote your shares, regardless of the method you choose to authorize such proxy, the individuals named on the enclosed proxy card, and each of them, with full power of substitution, will vote your shares of NorthStar I common stock in the way that you indicate. When completing the Internet or telephone processes or the proxy card, you may specify whether your shares of NorthStar I common stock should be voted for or against, or to abstain from voting on all or, some or none of the specific items of business to come before the NorthStar I special meeting.

If you properly sign your proxy card but do not mark the boxes showing how your shares of NorthStar I common stock should be voted on a matter, the shares of NorthStar I common stock represented by your properly signed proxy will be voted “FOR” the NorthStar I merger proposal, “FOR” the NorthStar I first charter amendment proposal, “FOR” the NorthStar I second charter amendment proposal and “FOR” the NorthStar I adjournment proposal.

If you have any questions or need assistance voting your shares, please contact D.F. King & Co., Inc., NorthStar I’s proxy solicitor, by calling toll-free (800) 967-0261.

IT IS IMPORTANT THAT YOU VOTE YOUR SHARES OF NORTHSTAR I COMMON STOCK PROMPTLY. WHETHER OR NOT YOU PLAN TO ATTEND THE NORTHSTAR I SPECIAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN, AS PROMPTLY AS POSSIBLE, THE ACCOMPANYING PROXY CARD IN THE ENCLOSED POSTAGE-PAID RETURN ENVELOPE, OR SUBMIT YOUR PROXY BY THE INTERNET OR TELEPHONE. STOCKHOLDERS WHO ATTEND THE NORTHSTAR I SPECIAL MEETING MAY REVOKE THEIR PROXIES BY VOTING IN PERSON.

Revocation of Proxies or Voting Instructions

Any NorthStar I stockholder has the right to revoke a proxy, whether delivered over the Internet, by telephone or by mail, at any time before it is exercised, by voting by proxy again at a later date through any of the methods available to you, by giving written notice of revocation to NorthStar I’s Corporate Secretary, which notice, to ensure effective revocation, must be received by 11:59 p.m. (Eastern Time) on the business day prior to the date of the NorthStar I special meeting, or by attending the NorthStar I special meeting and voting in person. Your attendance at the NorthStar I special meeting will not by itself revoke your proxy. Written notice of revocation should be mailed to: NorthStar Real Estate Income Trust, Inc., Attention: Corporate Secretary, at 590 Madison Avenue, 34th Floor, New York, New York 10022.

If you hold shares of NorthStar I common stock in “street name,” you should contact your broker or other nominee for instructions on how to change your vote.

Adjournment

In addition to the NorthStar I merger, the NorthStar I first charter amendment and the NorthStar I second charter amendment, NorthStar I stockholders are also being asked to approve a proposal that will give the chairperson of the NorthStar I special meeting authority to adjourn the NorthStar I special meeting, as determined in the sole discretion of the chairperson of the NorthStar I special meeting, to solicit additional proxies in favor of the NorthStar I merger, the NorthStar I first charter amendment and the NorthStar I second charter amendment if there are not sufficient votes at the time of such adjournment to approve such proposals. If the adjournment proposal is approved, the NorthStar I special meeting may be successively adjourned without notice other than announcement at the meeting to any date, not more than 120 days after the record date for the NorthStar I special meeting. In addition, the NorthStar I board of directors could postpone the NorthStar I special meeting before it commences, whether for the purpose of soliciting additional proxies or for other reasons. If the NorthStar I special meeting is adjourned for the purpose of soliciting additional proxies, stockholders who have already submitted their proxies will be able to revoke them at any time prior to their exercise.

At such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting as originally notified. Under NorthStar I’s bylaws, in the event that a quorum is not present or represented by proxy at the NorthStar I special meeting, in addition to an adjournment pursuant to the NorthStar I adjournment proposal, the chairperson of the NorthStar I special meeting has the power to adjourn or recess the meeting to a date not more than 120 days after the original record date without notice other than announcement at the special meeting.

Tabulation of the Votes

NorthStar I will appoint an Inspector of Election for the NorthStar I special meeting to tabulate affirmative and negative votes and abstentions.

Solicitation of Proxies

The enclosed proxy is solicited by and on behalf of the NorthStar I board of directors. Directors and officers of NorthStar I may solicit proxies on behalf of NorthStar I in person or by telephone, facsimile or other means, for which they will not receive any additional compensation. NorthStar I has engaged D.F. King & Co., Inc. to assist it in the solicitation of proxies. NorthStar I has agreed to pay D.F. King & Co., Inc. an amount initially not expected to exceed $25,000, which includes the payment of certain fees and expenses for its services to solicit proxies, plus reasonable out-of-pocket expenses incurred in connection with their services. In accordance with the regulations of the SEC, NorthStar I also will reimburse brokerage firms and other custodians, nominees and fiduciaries for their expenses incurred in sending proxies and proxy materials to beneficial owners of shares of NorthStar I common stock.

PROPOSALS SUBMITTED TO NORTHSTAR I STOCKHOLDERS

Proposal 1—The NorthStar I Merger Proposal

(Item 1 on the NorthStar I Proxy Card)

In proposal 1, NorthStar I stockholders are being asked to consider and vote on the approval of the merger of NorthStar I with and into the Company, with the Company surviving the NorthStar I merger pursuant to the combination agreement. Approval of the NorthStar I merger proposal requires the affirmative vote of the holders of a majority of outstanding shares of NorthStar I common stock entitled to vote on such proposal. If you abstain or fail to vote your shares, including shares held by a broker or other nominee, in favor of the NorthStar I merger proposal, this will have the same effect as a vote “AGAINST” the NorthStar I merger proposal. The combination agreement is attached as Annex A to this joint proxy statement/prospectus.

The NorthStar I board of directors, following the unanimous recommendation of the NorthStar I special committee, unanimously recommends that NorthStar I stockholders vote “FOR” the NorthStar I merger proposal.

Proposal 2—The NorthStar I First Charter Amendment Proposal

(Item 2 on the NorthStar I Proxy Card)

In proposal 2, NorthStar I stockholders are being asked to consider and vote on the approval of the NorthStar I first charter amendment that, if adopted, would permit distributions in kind of beneficial interests in a liquidating trust that is established to own and liquidate the remaining assets of NorthStar I in connection with a merger of NorthStar I approved in accordance with the NorthStar I charter, including the NorthStar I merger if such merger is approved by NorthStar I’s stockholders at the NorthStar I special meeting.

Section 5.5 of the NorthStar I charter currently provides that distributions in kind (which are non-cash distributions) to stockholders will not be permitted except, among other exceptions, distributions of beneficial interests in the liquidating trust established for the dissolution of NorthStar I and the liquidation of its assets in accordance with the terms of its charter. Prior to the completion of the NorthStar I merger, NorthStar I will transfer interests in the NorthStar I retained asset to the liquidating trust and liquidating trust units will be distributed to NorthStar I stockholders at the time of such distribution. NorthStar I is asking the NorthStar I stockholders to approve the NorthStar I first charter amendment in order to facilitate this distribution. The NorthStar I first charter amendment will permit NorthStar I to distribute the liquidating trust units to the NorthStar I stockholders at the time of such distribution and permit the liquidating trust to subsequently sell, transfer or otherwise dispose of the NorthStar I retained asset, the net proceeds of which will be distributed to NorthStar I stockholders as holders of the liquidating trust units. (For more information on the liquidating trust and NorthStar I retained asset, refer to the section entitled “The Liquidating Trust” beginning on page 298 of this joint proxy statement/prospectus.)

If approved, the NorthStar I first charter amendment would amend the last sentence of Section 5.5 of NorthStar I’s charter as follows (text that would be added as a result of the NorthStar I second charter amendment is underlined below):

Section 5.5 Dividends and Distributions. *** Distributions in kind shall not be permitted, except for (i) distributions of readily marketable securities, (ii) distributions of beneficial interests in a liquidating trust (X) established for the dissolution of the Corporation and the liquidation of its assets in accordance with the terms of the Charter or (Y) established to own and liquidate the Assets of the Corporation that are required to be contributed to such a trust prior to the completion of a merger of the Corporation that is approved by the Stockholders in accordance with the terms of the Charter, or (iii) distributions in which (a) the Board advises each Stockholder of the risks associated with direct ownership of the property, (b) the Board offers each Stockholder the election of receiving such in-kind distributions, and (c) in-kind distributions are made only to those Stockholders that accept such offer.

Pursuant to the combination agreement, approval of the NorthStar I first charter amendment proposal is a condition to completing the Combination. If the NorthStar I first charter amendment proposal is not approved, the Combination will not be completed even if the NorthStar I merger proposal and the NorthStar I second charter amendment proposal are approved. Likewise, the effectiveness of the NorthStar I first charter amendment is conditioned on approval of the NorthStar I merger proposal and the NorthStar I second charter amendment proposal, and the closing of the Combination. If NorthStar I stockholders do not approve the NorthStar I merger proposal and the NorthStar I second charter amendment proposal, or for any reason the Combination does not close, then the NorthStar I first charter amendment will not become effective, even if the NorthStar I first charter amendment proposal is approved.

Approval of the NorthStar I first charter amendment proposal requires the affirmative vote of the holders of a majority of outstanding shares of NorthStar I common stock entitled to vote on such proposal. If you abstain or fail to vote your shares, including shares held by a broker or other nominee, in favor of the NorthStar I first charter amendment proposal, this will have the same effect as a vote “AGAINST” the NorthStar I first charter amendment proposal.

The NorthStar I board of directors, following the unanimous recommendation of the NorthStar I special committee, unanimously recommends that NorthStar I stockholders vote “FOR” the NorthStar I first charter amendment proposal.

Proposal 3—The NorthStar I Second Charter Amendment Proposal

(Item 3 on the NorthStar I Proxy Card)

In proposal 3, NorthStar I stockholders are being asked to consider and vote on the approval of the NorthStar I second charter amendment that, if adopted, would delete Article XIV related to Roll-Up Transactions (and the associated definitions, all as defined in the NorthStar I charter) from the NorthStar I charter. Article XIV imposes substantive and procedural requirements relating to Roll-Up Transactions, none of which will be applicable if the NorthStar I second charter amendment proposal is approved. Pursuant to the combination agreement, approval of the NorthStar I second charter amendment proposal is a condition to completing the Combination. If the NorthStar I second charter amendment proposal is not approved, the Combination will not be completed even if the NorthStar I merger proposal and the NorthStar I first charter amendment proposal are approved. Likewise, the effectiveness of the NorthStar I second charter amendment is conditioned on approval of the NorthStar I merger proposal and the NorthStar I first charter amendment proposal, and the closing of the Combination. If NorthStar I stockholders do not approve the NorthStar I merger proposal and the NorthStar I first charter amendment proposal, or for any reason the Combination does not close, then the NorthStar I second charter amendment will not become effective, even if the NorthStar I second charter amendment proposal is approved.

The NorthStar I charter defines a Roll-Up Transaction as a transaction involving the acquisition, merger, conversion or consolidation, either directly or indirectly, of NorthStar I and the issuance of securities of a Roll-Up Entity (as defined in the NorthStar I charter) to the holders of NorthStar I common stock. This definition does not include (1) a transaction involving securities of the Roll-Up Entity that have been listed on a national securities exchange for at least 12 months or (2) a transaction involving the conversion to corporate, trust or association form of only NorthStar I, if, as a consequence of the transaction, there will be no significant adverse change in stockholder voting rights, the term of NorthStar I’s existence, compensation to the NorthStar I advisor or sponsor or NorthStar I’s investment objectives. The NorthStar I merger and the issuance of securities of the Company may be considered a Roll-Up Transaction.

In connection with any Roll-Up Transaction, the NorthStar I charter would require NorthStar I to obtain an appraisal of its assets from a competent independent appraiser. If the appraisal will be included in a prospectus used to offer the securities of a Roll-Up Entity, the appraisal must be filed with the SEC and the states as an exhibit to the registration statement for the offering, and a summary of the appraisal, indicating all material assumptions underlying the appraisal, must be included in a report to stockholders in connection with any proposed Roll-Up Transaction. In addition, in connection with a proposed Roll-Up Transaction, the NorthStar I charter would require the person sponsoring the Roll-Up Transaction to offer to NorthStar I stockholders who vote against the proposed Roll-Up Transaction the choice of: (1) accepting the securities of the Roll-Up Entity offered in the proposed Roll-Up Transaction; or (2) one of the following: (a) remaining as holders of NorthStar I common stock and preserving their interests therein on the same terms and conditions as existed previously; or (b) receiving cash in an amount equal to the stockholder’s pro rata share of the appraised value of NorthStar I’s net assets. Under the NorthStar I charter, NorthStar I is prohibited from participating in any Roll-Up Transaction: (1) that would result in the NorthStar I stockholders having voting rights in a Roll-Up Entity that are less than those provided in the NorthStar I charter; (2) that includes provisions that would operate to materially impede or frustrate the accumulation of shares by any purchaser of the securities of the Roll-Up Entity (except to the minimum extent necessary to preserve the tax status of the Roll-Up Entity), or which would limit the ability of an investor to exercise the voting rights of its securities of the Roll-Up Entity on the basis of the number of shares held by that investor; (3) in which an investor’s rights to access of records of the Roll-Up Entity would be less than those provided in the NorthStar I charter; or (4) in which any of the costs of the Roll-Up Transaction would be borne by NorthStar I if the Roll-Up Transaction is rejected by the NorthStar I stockholders.

NorthStar I does not intend to comply with the provisions of the NorthStar I charter applicable to Roll-Up Transactions. NorthStar I believes that it would not be practical to complete the Combination if it were required to comply with the provisions of its charter applicable to Roll-Up Transactions and the NorthStar I merger is specifically conditioned on the NorthStar I first charter amendment becoming effective.

The Company charter, a form of which is attached as Annex B to this joint proxy statement/prospectus, will govern the surviving entity following completion of the Combination.

Approval of the NorthStar I second charter amendment proposal requires the affirmative vote of the holders of a majority of outstanding shares of NorthStar I common stock entitled to vote on such proposal. If you abstain or fail to vote your shares, including shares held by a broker or other nominee, in favor of the NorthStar I second charter amendment proposal, this will have the same effect as a vote “AGAINST” the NorthStar I second charter amendment proposal.

The NorthStar I board of directors, following the unanimous recommendation of the NorthStar I special committee, unanimously recommends that NorthStar I stockholders vote “FOR” the NorthStar I second charter amendment proposal.

Proposal 4—The NorthStar I Adjournment Proposal

(Item 4 on the NorthStar I Proxy Card)

The NorthStar I special meeting may be adjourned to another time or place, if necessary or appropriate, as determined by NorthStar I, to permit further solicitation of proxies to obtain additional votes in favor of the

NorthStar I merger proposal, the NorthStar I first charter amendment proposal and the NorthStar I second charter amendment proposal.

If, at the NorthStar I special meeting, the number of shares of NorthStar I common stock present in person or represented by proxy and voting in favor of the NorthStar I merger proposal, the NorthStar I first charter amendment proposal and/or the NorthStar I second charter amendment proposal is insufficient to approve such proposals, NorthStar I intends to move to adjourn the NorthStar I special meeting in order to enable the NorthStar I board of directors to solicit additional proxies for approval of such proposals.

NorthStar I is asking NorthStar I stockholders to approve the adjournment of the NorthStar I special meeting, if necessary or appropriate, as determined by NorthStar I, to solicit additional proxies in favor of the NorthStar I merger proposal, the NorthStar I first charter amendment proposal and the NorthStar I second charter amendment proposal.

Approval of the proposal to adjourn the NorthStar I special meeting, if necessary or appropriate, as determined by NorthStar I, to solicit additional proxies requires the affirmative vote of the holders of a majority of the votes cast on the proposal at the special meeting. Any shares not voted (whether by abstention, broker non-vote, or otherwise) will not be counted as votes cast and will have no effect on the result of the vote, although abstentions will be considered present for the purpose of determining the presence of a quorum.

The NorthStar I board of directors, following the unanimous recommendation of the NorthStar I special committee, unanimously recommends that NorthStar I stockholders vote “FOR” the NorthStar I adjournment proposal.

THE NORTHSTAR II SPECIAL MEETING

Date, Time, Place and Purpose of the NorthStar II Special Meeting

The NorthStar II special meeting will be held at the offices of J.P. Morgan, located at 270 Park Avenue, 11th Floor, New York, New York 10017, on January 18, 2018 commencing at 10:00 a.m. (Eastern Time). The NorthStar II special meeting is being held in order for NorthStar II stockholders to consider and vote on:

•	the NorthStar II merger proposal;
•	the NorthStar II charter amendment proposal; and
•	the NorthStar II adjournment proposal.

Recommendation of the NorthStar II Board of Directors

The NorthStar II special committee has unanimously: (i) determined that the combination agreement, the NorthStar II merger, the NorthStar II charter amendment and the other transactions contemplated by the combination agreement, to the extent such other transactions are applicable to the NorthStar II parties (which we refer to as the NorthStar II Transactions), are fair and reasonable to NorthStar II and advisable and in the best interests of NorthStar II and the NorthStar II stockholders; (ii) recommended that the NorthStar II board of directors determine that the combination agreement, the NorthStar II merger, the NorthStar II charter amendment and the other NorthStar II Transactions are fair and reasonable to NorthStar II and advisable and in the best interests of NorthStar II and the NorthStar II stockholders and authorize and approve the same, subject to any stockholder approval required by law; (iii) recommended that the NorthStar II board of directors submit for consideration and approval by NorthStar II stockholders at the NorthStar II special meeting the NorthStar II merger and the NorthStar II charter amendment; and (iv) recommended that the NorthStar II board of directors recommend to NorthStar II stockholders that they approve the NorthStar II merger and the NorthStar II charter amendment.

The NorthStar II board of directors, following the unanimous recommendation of the NorthStar II special committee, has unanimously: (i) determined that the combination agreement, the NorthStar II merger, the NorthStar II charter amendment and the other NorthStar II Transactions, are fair and reasonable to NorthStar II and are advisable and in the best interests of NorthStar II and its stockholders; (ii) authorized and approved the combination agreement, the NorthStar II merger, the NorthStar II charter amendment and the other NorthStar II Transactions; (iii) directed that the NorthStar II merger and the NorthStar II charter amendment be submitted for consideration at a special meeting of NorthStar II stockholders; and (iv) recommended that NorthStar II stockholders approve the NorthStar II merger and the NorthStar II charter amendment.

Accordingly, the NorthStar II board of directors, following the unanimous recommendation of the NorthStar II special committee, unanimously recommends that you vote “FOR” the NorthStar II merger proposal, “FOR” the NorthStar II charter amendment proposal and “FOR” the NorthStar II adjournment proposal. For a more complete description of the recommendation of the NorthStar II board of directors, refer to the section entitled “The Combination and Related Transactions—Reasons for the NorthStar II Merger and Recommendation of the NorthStar II Board of Directors” beginning on page 138 of this joint proxy statement/prospectus.

Record Date; Who Can Vote at the NorthStar II Special Meeting

The NorthStar II board of directors has fixed the close of business on November 28, 2017 as the record date for determination of NorthStar II stockholders entitled to receive notice of, and to vote at, the NorthStar II special meeting and any postponements or adjournments of the NorthStar II special meeting, which we refer to as the NorthStar II record date. Only holders of record of NorthStar II common stock at the close of business on the

NorthStar II record date are entitled to receive notice of, and to vote at, the NorthStar II special meeting. As of the NorthStar II record date, there were 114,942,838.318 shares of NorthStar II common stock outstanding and entitled to be voted at the NorthStar II special meeting, held by approximately 23,265 holders of record.

Except as set forth below with respect to the NorthStar II merger, each outstanding share of NorthStar II common stock entitles its holder to one vote on each of the NorthStar II merger proposal, the NorthStar II charter amendment proposal and the NorthStar II adjournment proposal. The NorthStar II charter provides that, with respect to shares of NorthStar II common stock owned by the NorthStar II advisor, any director of NorthStar II or any of their respective affiliates, none of the NorthStar II advisor, the directors of NorthStar II or their respective affiliates (including NorthStar I, CLNS and any of the directors of NorthStar I) may vote or consent on matters submitted to the NorthStar II stockholders regarding any transaction between NorthStar II and any of them. Thus, such persons are not entitled to vote on the NorthStar II merger. On the NorthStar II record date, the directors and executive officers of NorthStar II and their affiliates held 66,943 shares of NorthStar II common stock, collectively representing approximately less than 1% of all of the shares of NorthStar II common stock outstanding and entitled to vote (except, as noted above, on the NorthStar II merger). In addition, as of the NorthStar II record date, Daniel R. Gilbert, Jonathan T. Albro, Justin P. Meagher, Chris S. Westfahl, Winston W. Wilson, Frank V. Saracino and Jenny B. Neslin, all of whom are directors or officers of NorthStar II, held 0, 19,842, 13,499, 13,760, 19,842, 0 and 0 shares of NorthStar II common stock, respectively. See “Certain Beneficial Ownership of NorthStar II Common Stock” beginning on page 352 of this joint proxy statement/prospectus.

Stockholders of Record and Beneficial Owners

If your shares of NorthStar II common stock are registered directly in your name with NorthStar II’s transfer agent, DST Systems, Inc., you are considered, with respect to those shares of NorthStar II common stock, the “stockholder of record.” This joint proxy statement/prospectus and proxy card have been sent to you directly by NorthStar II.

If your shares of NorthStar II common stock are held through a broker or other nominee, you are considered the “beneficial owner” of shares of NorthStar II common stock held in “street name.” In that case, this joint proxy statement/prospectus has been forwarded to you by your broker or other nominee who is considered, with respect to those shares of NorthStar II common stock, the stockholder of record. As the beneficial owner, you have the right to direct your broker or other nominee how to vote your shares by following their instructions for voting. Brokers or other nominees who hold shares in “street name” for customers generally have the authority to vote on “routine” proposals when they have not received instructions from beneficial owners. However, brokers and other nominees are precluded from exercising their voting discretion with respect to approving non-routine matters such as the NorthStar II merger proposal, the NorthStar II charter amendment proposal and the NorthStar II adjournment proposal and, as a result, absent specific instructions from the beneficial owner of such shares of NorthStar II common stock, brokers or other nominees are not empowered to vote those shares of NorthStar II common stock on such non-routine matters. A broker non-vote occurs when a nominee holds shares for a beneficial owner but cannot vote on a proposal because the nominee does not have the discretionary power to do so and has not received instructions from the beneficial owner.

Quorum

A quorum will be present if stockholders entitled to cast at least 50% of all the votes entitled to be cast at the special meeting are present, in person or represented by proxy. All shares of NorthStar II common stock, represented in person or by proxy, including abstentions and broker non-votes, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the NorthStar II special meeting. On the NorthStar II record date, there were 114,942,838.318 shares of NorthStar II common stock outstanding and entitled to vote; provided, however, that as noted above, pursuant to the NorthStar II charter, certain shares of NorthStar II common stock may not be voted on the NorthStar II merger.

Under NorthStar II’s bylaws, in the event that a quorum is not present or represented by proxy at the NorthStar II special meeting, in addition to an adjournment pursuant to the NorthStar II adjournment proposal, the chairperson of the NorthStar II special meeting has the power to adjourn or recess the meeting to a date not more than 120 days after the original record date without notice other than announcement at the special meeting.

Attendance

Only NorthStar II stockholders of record, their duly authorized proxy holders, beneficial stockholders with proof of ownership and NorthStar II’s guests may attend the NorthStar II special meeting. A government-issued picture identification will be required to enter the NorthStar II special meeting. If you are the representative of a corporate or institutional stockholder, you must present valid photo identification along with proof that you are the representative of such stockholder. If your shares of NorthStar II common stock are held through a broker or other nominee, you must bring evidence of your ownership of shares, which you can obtain from your broker or other nominee. NorthStar II stockholders may obtain directions to the NorthStar II special meeting by writing to NorthStar Real Estate Income II, Inc., Attention: Corporate Secretary, at 590 Madison Avenue, 34th Floor, New York, New York 10022. Please note that cameras, recording devices and other electronic devices will not be permitted at the NorthStar II special meeting.

Vote Required for Approval; Effect of Failure to Vote, Broker Non-Votes and Abstention

For the NorthStar II merger proposal and the NorthStar II charter amendment proposal, you may vote “FOR,” “AGAINST” or “ABSTAIN.” Approval of the NorthStar II merger proposal and approval of the NorthStar II charter amendment proposal requires the affirmative vote of the holders of a majority of the outstanding shares of NorthStar II common stock entitled to vote on such proposals. Consequently, abstentions, failures to submit a proxy or to vote in person at the NorthStar II special meeting and broker non-votes will have the same effect as votes “AGAINST” the NorthStar II merger proposal and the NorthStar II charter amendment proposal.

For the NorthStar II adjournment proposal, you may vote “FOR,” “AGAINST” or “ABSTAIN.” Approval of the NorthStar II adjournment proposal requires the affirmative vote of a majority of the votes cast on the proposal at the NorthStar II special meeting. Any shares not voted (whether by abstention, broker non-vote, or otherwise) will not be counted as votes cast and will have no effect on the result of the vote, although abstentions will be considered present for the purpose of determining the presence of a quorum.

How to Vote Your Shares

If you are a NorthStar II stockholder of record, you may have your shares of NorthStar II common stock voted on matters presented at the NorthStar II special meeting in any of the following ways:

•	by proxy—you have a choice of submitting a proxy to vote your shares:

•	through the Internet by visiting the website indicated on the enclosed proxy card and following the prompts using the control number located on the proxy card;

•	by telephone using the toll-free telephone numbers listed on the enclosed proxy card; or

•	by signing, dating and returning the enclosed proxy card in the enclosed postage-paid return envelope; or

•	in person—you may attend the NorthStar II special meeting and cast your vote there provided that you bring an admission ticket and government-issued picture identification. For instructions on obtaining an admission ticket, refer above to the section entitled “The NorthStar II Special Meeting—Attendance” beginning on page 106 of this joint proxy statement/prospectus.

If you are a beneficial owner of NorthStar II common stock, you should receive instructions from your broker or other nominee that you must follow in order to have your shares of NorthStar II common stock voted. Those instructions will identify which of the above choices are available to you in order to have your shares voted. Please note that if you are a beneficial owner and wish to vote in person at the NorthStar II special meeting, you must provide a legal proxy from your broker or other nominee at the special meeting. Obtaining a legal proxy may take several days and must be obtained prior to your attending the NorthStar II special meeting in order to vote your shares at that meeting.

Proxies submitted by the Internet or telephone must be received by 11:59 p.m. (Eastern Time) on the business day prior to the date of the NorthStar II special meeting. If you choose to submit a proxy by mailing a proxy card, your proxy card should be mailed in the enclosed postage-paid return envelope, and your proxy card must be received by NorthStar II’s Corporate Secretary by the time the NorthStar II special meeting begins.

If you authorize a proxy to vote your shares, regardless of the method you choose to authorize such proxy, the individuals named on the enclosed proxy card, and each of them, with full power of substitution, will vote your shares of NorthStar II common stock in the way that you indicate. When completing the Internet or telephone processes or the proxy card, you may specify whether your shares of NorthStar II common stock should be voted for or against, or to abstain from voting on all or, some or none of the specific items of business to come before the NorthStar II special meeting.

If you properly sign your proxy card but do not mark the boxes showing how your shares of NorthStar II common stock should be voted on a matter, the shares of NorthStar II common stock represented by your properly signed proxy will be voted “FOR” the NorthStar II merger proposal, “FOR” the NorthStar II charter amendment proposal and “FOR” the NorthStar II adjournment proposal.

If you have any questions or need assistance voting your shares, please contact D.F. King & Co., Inc., NorthStar II’s proxy solicitor, by calling toll-free (800) 755-7250.

IT IS IMPORTANT THAT YOU VOTE YOUR SHARES OF NORTHSTAR II COMMON STOCK PROMPTLY. WHETHER OR NOT YOU PLAN TO ATTEND THE NORTHSTAR II SPECIAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN, AS PROMPTLY AS POSSIBLE, THE ACCOMPANYING PROXY CARD IN THE ENCLOSED POSTAGE-PAID RETURN ENVELOPE, OR SUBMIT YOUR PROXY BY THE INTERNET OR TELEPHONE. STOCKHOLDERS WHO ATTEND THE NORTHSTAR II SPECIAL MEETING MAY REVOKE THEIR PROXIES BY VOTING IN PERSON.

Revocation of Proxies or Voting Instructions

Any NorthStar II stockholder has the right to revoke a proxy, whether delivered over the Internet, by telephone or by mail, at any time before it is exercised, by voting by proxy again at a later date through any of the methods available to you, by giving written notice of revocation to NorthStar II’s Corporate Secretary, which notice, to ensure effective revocation, must be received by 11:59 p.m. (Eastern Time) on the business day prior to the date of the NorthStar II special meeting, or by attending the NorthStar II special meeting and voting in person. Your attendance at the NorthStar II special meeting will not by itself revoke your proxy. Written notice of revocation should be mailed to: NorthStar Real Estate Income II, Inc., Attention: Corporate Secretary, at 590 Madison Avenue, 34th Floor, New York, New York 10022.

If you hold shares of NorthStar II common stock in “street name,” you should contact your broker or other nominee for instructions on how to change your vote.

Adjournment

In addition to the NorthStar II merger and the NorthStar II charter amendment, NorthStar II stockholders are also being asked to approve a proposal that will give the chairperson of the NorthStar II special meeting authority to adjourn the NorthStar II special meeting, as determined in the sole discretion of the chairperson of the NorthStar II special meeting, to solicit additional proxies in favor of the NorthStar II merger and the NorthStar II charter amendment if there are not sufficient votes at the time of such adjournment to approve such proposals. If the adjournment proposal is approved, the NorthStar II special meeting may be successively adjourned without notice other than announcement at the meeting to any date, not more than 120 days after the record date for the NorthStar II special meeting. In addition, the NorthStar II board of directors could postpone the NorthStar II special meeting before it commences, whether for the purpose of soliciting additional proxies or for other reasons. If the NorthStar II special meeting is adjourned for the purpose of soliciting additional proxies, stockholders who have already submitted their proxies will be able to revoke them at any time prior to their exercise.

At such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting as originally notified. Under NorthStar II’s bylaws, in the event that a quorum is not present or represented by proxy at the NorthStar II special meeting, in addition to an adjournment pursuant to the NorthStar II adjournment proposal, the chairperson of the NorthStar II special meeting has the power to adjourn or recess the meeting to a date not more than 120 days after the original record date without notice other than announcement at the special meeting.

Tabulation of the Votes

NorthStar II will appoint an Inspector of Election for the NorthStar II special meeting to tabulate affirmative and negative votes and abstentions.

Solicitation of Proxies

The enclosed proxy is solicited by and on behalf of the NorthStar II board of directors. Directors and officers of NorthStar II may solicit proxies on behalf of NorthStar II in person or by telephone, facsimile or other means, for which they will not receive any additional compensation. NorthStar II has engaged D.F. King & Co., Inc. to assist it in the solicitation of proxies. NorthStar II has agreed to pay D.F. King & Co., Inc. an amount initially not expected to exceed $25,000, which includes the payment of certain fees and expenses for its services to solicit proxies, plus reasonable out-of-pocket expenses incurred in connection with their services. In accordance with the regulations of the SEC, NorthStar II also will reimburse brokerage firms and other custodians, nominees and fiduciaries for their expenses incurred in sending proxies and proxy materials to beneficial owners of shares of NorthStar II common stock.

PROPOSALS SUBMITTED TO NORTHSTAR II STOCKHOLDERS

Proposal 1—The NorthStar II Merger Proposal

(Item 1 on the NorthStar II Proxy Card)

In proposal 1, NorthStar II stockholders are being asked to consider and vote on the approval of the merger of NorthStar II with and into the Company, with the Company surviving the NorthStar II merger pursuant to the combination agreement. Approval of the NorthStar II merger proposal requires the affirmative vote of the holders of a majority of outstanding shares of NorthStar II common stock entitled to vote on such proposal. If you abstain or fail to vote your shares, including shares held by a broker or other nominee, in favor of the NorthStar II merger proposal, this will have the same effect as a vote “AGAINST” the NorthStar II merger proposal. The combination agreement is attached as Annex A to this joint proxy statement/prospectus.

The NorthStar II board of directors, following the unanimous recommendation of the NorthStar II special committee, unanimously recommends that NorthStar II stockholders vote “FOR” the NorthStar II merger proposal.

Proposal 2—The NorthStar II Charter Amendment Proposal

(Item 2 on the NorthStar II Proxy Card)

In proposal 2, NorthStar II stockholders are being asked to consider and vote on the approval of the NorthStar II charter amendment that, if adopted, would delete Article XIV related to Roll-Up Transactions (and the associated definitions, all as defined in the NorthStar II charter) from the NorthStar II charter. Article XIV imposes substantive and procedural requirements relating to Roll-Up Transactions, none of which will be applicable if the NorthStar II charter amendment proposal is approved. Pursuant to the combination agreement, approval of the NorthStar II charter amendment proposal is a condition to completing the Combination. If the NorthStar II charter amendment proposal is not approved, the Combination will not be completed even if the NorthStar II merger proposal is approved. Likewise, the effectiveness of the NorthStar II charter amendment proposal is conditioned on approval of the NorthStar II merger and the closing of the Combination. If NorthStar II stockholders do not approve the NorthStar II merger proposal or for any reason the Combination does not close, then the NorthStar II charter amendment will not become effective.

The NorthStar II charter defines a Roll-Up Transaction as a transaction involving the acquisition, merger, conversion or consolidation, either directly or indirectly, of NorthStar II and the issuance of securities of a Roll-Up Entity (as defined in the NorthStar II charter) to the holders of NorthStar II common stock. This definition does not include (1) a transaction involving securities of the Roll-Up Entity that have been listed on a national securities exchange for at least 12 months or (2) a transaction involving the conversion to corporate, trust or association form of only NorthStar II, if, as a consequence of the transaction, there will be no significant adverse change in stockholder voting rights, the term of NorthStar II’s existence, compensation to the NorthStar II advisor or sponsor or NorthStar II’s investment objectives. The NorthStar II merger and the issuance of securities of the Company may be considered a Roll-Up Transaction.

In connection with any Roll-Up Transaction, the NorthStar II charter would require NorthStar II to obtain an appraisal of its assets from a competent independent appraiser. If the appraisal will be included in a prospectus used to offer the securities of a Roll-Up Entity, the appraisal must be filed with the SEC and the states as an exhibit to the registration statement for the offering, and a summary of the appraisal, indicating all material assumptions underlying the appraisal, must be included in a report to stockholders in connection with any proposed Roll-Up Transaction. In addition, in connection with a proposed Roll-Up Transaction, the NorthStar II charter would require the person sponsoring the Roll-Up Transaction to offer to NorthStar II stockholders who vote against the proposed Roll-Up Transaction the choice of: (1) accepting the securities of the Roll-Up Entity offered in the proposed Roll-Up Transaction; or (2) one of the following: (a) remaining as holders of NorthStar II common stock and preserving their interests therein on the same terms and conditions as existed previously; or (b) receiving cash in an amount equal to the stockholder’s pro rata share of the appraised value of NorthStar II’s net assets. Under the NorthStar II charter, NorthStar II is prohibited from participating in any Roll-Up Transaction: (1) that would result in the NorthStar II stockholders having voting rights in a Roll-Up Entity that are less than those provided in the NorthStar II charter; (2) that includes provisions that would operate to materially impede or frustrate the accumulation of shares by any purchaser of the securities of the Roll-Up Entity (except to the minimum extent necessary to preserve the tax status of the Roll-Up Entity), or which would limit the ability of an investor to exercise the voting rights of its securities of the Roll-Up Entity on the basis of the number of shares held by that investor; (3) in which an investor’s rights to access of records of the Roll-Up Entity would be less than those provided in the NorthStar II charter; or (4) in which any of the costs of the Roll-Up Transaction would be borne by NorthStar II if the Roll-Up Transaction is rejected by the NorthStar II stockholders.

NorthStar II does not intend to comply with the provisions of the NorthStar II charter applicable to Roll-Up Transactions. NorthStar II believes that it would not be practical to complete the Combination if it were required to comply with the provisions of its charter applicable to Roll-Up Transactions and the NorthStar II merger is specifically conditioned on the NorthStar II charter amendment becoming effective.

The Company charter, a form of which is attached as Annex B to this joint proxy statement/prospectus, will govern the surviving entity following completion of the Combination.

Approval of the NorthStar II charter amendment proposal requires the affirmative vote of the holders of a majority of outstanding shares of NorthStar II common stock entitled to vote on such proposal. If you abstain or fail to vote your shares, including shares held by a broker or other nominee, in favor of the NorthStar II charter amendment proposal, this will have the same effect as a vote “AGAINST” the NorthStar II charter amendment proposal.

The NorthStar II board of directors, following the unanimous recommendation of the NorthStar II special committee, unanimously recommends that NorthStar II stockholders vote “FOR” the NorthStar II charter amendment proposal.

Proposal 3 —The NorthStar II Adjournment Proposal

(Item 3 on the NorthStar II Proxy Card)

The NorthStar II special meeting may be adjourned to another time or place, if necessary or appropriate, as determined by NorthStar II, to permit further solicitation of proxies to obtain additional votes in favor of the NorthStar II merger proposal and the NorthStar II charter amendment proposal.

If, at the NorthStar II special meeting, the number of shares of NorthStar II common stock present in person or represented by proxy and voting in favor of the NorthStar II merger proposal and/or the NorthStar II charter amendment proposal is insufficient to approve such proposals, NorthStar II intends to move to adjourn the NorthStar II special meeting in order to enable the NorthStar II board of directors to solicit additional proxies for approval of such proposals.

NorthStar II is asking NorthStar II stockholders to approve the adjournment of the NorthStar II special meeting, if necessary or appropriate, as determined by NorthStar II, to solicit additional proxies in favor of the NorthStar II merger proposal and the NorthStar II charter amendment proposal.

Approval of the proposal to adjourn the NorthStar II special meeting, if necessary or appropriate, as determined by NorthStar II, to solicit additional proxies requires the affirmative vote of the holders of a majority of the votes cast on the proposal at the special meeting. Any shares not voted (whether by abstention, broker non-vote, or otherwise) will not be counted as votes cast and will have no effect on the result of the vote, although abstentions will be considered present for the purpose of determining the presence of a quorum.

The NorthStar II board of directors, following the unanimous recommendation of the NorthStar II special committee, unanimously recommends that NorthStar II stockholders vote “FOR” the NorthStar II adjournment proposal.

THE COMBINATION AND RELATED TRANSACTIONS

The following is a description of the material aspects of the Combination. While the Company, NorthStar I and NorthStar II believe that the following description covers the material terms of the Combination, the description may not contain all of the information that is important to NorthStar I stockholders and NorthStar II stockholders. The Company, NorthStar I and NorthStar II encourage NorthStar I stockholders and NorthStar II stockholders to carefully read this entire joint proxy statement/prospectus, including the combination agreement attached to this joint proxy statement/prospectus as Annex A and incorporated herein by reference, for a more complete understanding of the Combination.

General

Pursuant to the combination agreement, immediately prior to the Mergers, CLNS OP will contribute and convey to the Company, and the Company will accept from CLNS OP, certain entities owning a select portfolio of assets and liabilities (the “CLNS OP Contributed Entities”) in exchange for 44,399,444 shares of Company class A common stock in the event of an IPO, or, in the event of a Listing, 44,399,444 shares of Company class B-3 common stock. Then, immediately following the CLNS OP Contribution, RED REIT will contribute and convey to the Company OP, and the Company OP will accept from RED REIT, certain entities that own a select portfolio of assets and liabilities (the “RED REIT Contributed Entities”) in exchange for 3,075,623 Company OP Units.

Pursuant to the combination agreement, immediately following the RED REIT Contribution, NorthStar I and NorthStar II will merge with and into the Company, with the Company surviving as the combined company. As a result of the Mergers: (i) for NorthStar I stockholders, each share of NorthStar I common stock will be converted into the right to receive 0.3532 shares of Company common stock, classified as follows: (a) in the event of a Listing, 100% as Company class A common stock; and (b) in the event of an IPO, (x) 0.0530 shares as Company class B-1 common stock, and (y) 0.3002 shares as Company class B-2 common stock; and (ii) for NorthStar II stockholders, each share of NorthStar II common stock will be converted into the right to receive 0.3511 shares of Company common stock, classified as follows: (a) in the event of a Listing, 100% as Company class A common stock; and (b) in the event of an IPO, (x) 0.0527 shares as Company class B-1 common stock, and (y) 0.2984 shares as Company class B-2 common stock.

After giving effect to the Combination, it is currently expected that CLNS and its affiliates will receive approximately 37%, NorthStar I stockholders will receive approximately 32% and NorthStar II stockholders will receive approximately 31% of the total consideration issued in the Combination on a fully diluted basis, subject to certain adjustments as set forth in the combination agreement. In addition, as noted above, the exchange ratios may be adjusted only under certain limited circumstances as set forth in the combination agreement, which would adjust these percentages. In the event the Company pursues an IPO, the amount of such dilution will be dependent on the terms of the IPO, including the price per share and the amount of the offering. For every $100 million of equity raised in such initial public offering, assuming an IPO price of $25.00, the Company currently estimates that the approximate ownership of each of CLNS and its affiliates, NorthStar I stockholders and NorthStar II stockholders of the Company would be reduced by approximately 1% on a fully diluted basis.

Background of the Combination

NorthStar I was formed in January 2009 to originate, acquire and asset manage a diversified portfolio of CRE debt, select equity and securities investments, predominantly in the United States. The NorthStar I advisor manages NorthStar I’s day-to-day operations pursuant to an advisory agreement. The NorthStar I Primary Offering was completed on July 1, 2013. From inception through August 4, 2017, NorthStar I raised total gross proceeds of $1.3 billion in the NorthStar I Public Offering, including gross proceeds of $0.2 billion pursuant to the NorthStar I DRP. NorthStar I previously disclosed that, subject to then-existing market conditions, NorthStar I expected to consider alternatives for providing liquidity to its stockholders beginning five years from the completion of the NorthStar I Public Offering. However, there is no definitive date by which NorthStar I must consider alternative liquidity events, and the NorthStar I board of directors has the discretion to consider a liquidity transaction at any time if it determines that such event is in the best interests of NorthStar I.

NorthStar II was formed in December 2012 to originate, acquire and asset manage a diversified portfolio of CRE debt, select equity and securities investments, predominantly in the United States. The NorthStar II advisor manages NorthStar II’s day-to-day operations pursuant to an advisory agreement. The NorthStar II Primary Offering was completed on November 9, 2016. From inception through August 4, 2017, NorthStar II raised total gross proceeds of $1.2 billion pursuant to the NorthStar II Public Offering, including gross proceeds of $78.8 million pursuant to the NorthStar II DRP. NorthStar II was formed with the expectation that, subject to then-existing market conditions, NorthStar II would consider alternatives for providing liquidity to the NorthStar II stockholders beginning five years from the completion of its offering stage. However, there is no definitive date by which NorthStar II must consider alternative liquidity events, and the NorthStar II board of directors has the discretion to consider a liquidity transaction at any time if it determines that such event is in the best interests of NorthStar II.

During April 2017, the NorthStar I advisor began conferring with members of the NorthStar I board of directors about reviewing possible liquidity alternatives for NorthStar I. On or about April 26, 2017, the NorthStar I advisor disclosed to the independent directors of NorthStar I, or the NorthStar I independent directors, that management of CLNS was considering a potential strategic transaction involving NorthStar I, NorthStar II and CLNS, which we refer to as the potential transaction. Upon receipt of such disclosure and through early May 2017 in anticipation of the potential transaction, the NorthStar I independent directors, who would subsequently compose the NorthStar I special committee, commenced the process of interviewing potential legal and financial advisors to the then to-be-formed NorthStar I special committee.

Also during April 2017, the NorthStar II advisor disclosed to the independent directors of NorthStar II, or the NorthStar II independent directors, that management of CLNS was considering the potential transaction. Upon receipt of such disclosure and through early May 2017, in anticipation of the potential transaction, the NorthStar II independent directors, who would subsequently compose the NorthStar II special committee, commenced the process of interviewing potential legal and financial advisors to the then to-be-formed NorthStar II special committee, including an interview of Moelis on May 2, 2017 at which Moelis discussed process recommendations, identified benefits and challenges of a combination and discussed overall industry dynamics.

On April 17, 2017, CLNS senior management held a meeting at which representatives from J.P. Morgan Securities, LLC, or JPM, CLNS’s financial advisor, participated telephonically. At the meeting, CLNS senior management and JPM discussed the current market backdrop for externally managed CRE mortgage REITs and potential merits of combining NorthStar I and NorthStar II with selected assets and liabilities from CLNS.

On May 11, 2017, the NorthStar I board of directors held a meeting at which members of NorthStar I’s management and representatives of JPM were present. At the meeting, the NorthStar I board of directors reviewed and discussed a letter, draft non-binding term sheet, which we refer to as the term sheet, and related materials prepared and delivered by CLNS describing the potential transaction, pursuant to which (i) NorthStar I and NorthStar II would merge with and into the Company, (ii) CLNS would contribute selected assets and liabilities to the Company, with each party or its stockholders receiving equity in the Company in proportion to the parties’ respective net asset values as determined based on a net asset value analysis performed by an independent third-party valuation firm, and (iii) the Company would then pursue a listing of the Company common stock on a national securities exchange, either with or without a simultaneous underwritten public offering. Daniel R. Gilbert, NorthStar I’s Chairman, President and Chief Executive Officer, and a managing director of CLNS, discussed with the NorthStar I board of directors the potential market opportunity for the Company and the liquidity and other potential benefits of such a transaction to NorthStar I stockholders. Representatives of JPM also discussed with the NorthStar I board of directors additional detail as to the potential benefits of the potential transaction. The NorthStar I board of directors and management then discussed the formation of a special committee of the NorthStar I board of directors consisting solely of the NorthStar I independent directors. At the conclusion of the meeting, the NorthStar I board of directors adopted resolutions forming the NorthStar I special committee, consisting of Vernon B. Schwartz, Jack F. Smith and James J. Thomas, who were together all of the NorthStar I independent directors at that time. None of the members of the NorthStar I special committee were directors of NorthStar II. The NorthStar I board of directors delegated to the NorthStar I special committee the authority to (i) review, evaluate and negotiate the terms and conditions, and determine the advisability of, and make a recommendation regarding, a potential strategic transaction, including a strategic transaction with NorthStar II and CLNS, and (ii) establish, approve, modify, monitor and direct the process and procedures related to the review, evaluation and negotiation of a potential strategic transaction. Between the date of its formation and date of announcement of the transaction, the NorthStar I special committee met formally on numerous occasions, as described below, and also had many conference calls and other communications.

Also on May 11, 2017, the NorthStar I special committee held its initial meeting. At the meeting, the NorthStar I special committee (i) appointed Mr. Schwartz as Chairman of the NorthStar I special committee, (ii) selected Alston & Bird to serve as legal counsel to the NorthStar I special committee, (iii) selected Credit Suisse to serve as financial advisor to the NorthStar I special committee (after interviewing and reviewing proposals from, and disclosure of material relationships of, four potential financial advisors, including Credit Suisse), and (iv) engaged in a preliminary discussion regarding the initial term sheet and the potential transaction, including the NorthStar I special committee’s evaluation of potential strategic alternatives to such a transaction and the potential need for a “go-shop” in connection with any potential transaction with NorthStar II and CLNS. Alston & Bird and Credit Suisse were subsequently engaged as the NorthStar I special committee’s legal and financial advisors, respectively.

Also on May 11, 2017, following a meeting attended only by the NorthStar II independent directors and representatives of Greenberg Traurig, NorthStar II’s securities and tax legal counsel, the NorthStar II board of directors held a meeting at which members of NorthStar II’s management and representatives of JPM were present. At the meeting, the NorthStar II board of directors reviewed and discussed a presentation, letter and the same term sheet presented to the NorthStar I board of directors. Daniel R. Gilbert, NorthStar II’s Chairman, President and Chief Executive Officer, and a managing director of CLNS, discussed with the NorthStar II board of directors the potential market opportunity for the Company and the liquidity and other potential benefits of such a transaction to NorthStar II stockholders. Representatives of JPM also discussed with the NorthStar II board of directors additional detail on the potential benefits of the potential transaction. The NorthStar II board of directors and management then discussed the formation of a special committee of the NorthStar II board of directors consisting solely of the NorthStar II independent directors. At the conclusion of the meeting, the NorthStar II board of directors formed the NorthStar II special committee consisting of Justin P. Meagher, Chris S. Westfahl and Winston W. Wilson, who were together all of the NorthStar II independent directors at that time. None of the members of the NorthStar II special committee were directors of NorthStar I. The NorthStar II board of directors delegated to the NorthStar II special committee the power to (i) review, evaluate and negotiate the terms and conditions of the potential transaction and determine whether such potential transaction is in the best interests of NorthStar II and whether it is fair and reasonable to NorthStar II and on terms and conditions no less favorable to NorthStar II than those available from unaffiliated third parties, (ii) recommend that the NorthStar II board of directors approve the potential transaction, (iii) determine that pursuing the potential transaction is not advisable and (iv) determine whether it is advisable and in the best interests of NorthStar II to consider other strategic alternatives other than the potential transaction. Between the date of its formation and date of announcement of the transaction, the NorthStar II special committee met formally on numerous occasions, as described below, and also had many conference calls and other communications.

Also on May 11, 2017, the NorthStar II special committee held its initial meeting. At the meeting, the NorthStar II special committee (i) appointed Mr. Wilson as Chairman of the NorthStar II special committee, and (ii) selected Venable LLP, or Venable, to serve as legal counsel to the NorthStar II special committee. In addition, during such meeting, representatives of Venable reviewed the NorthStar II special committee’s role and authority and provided an overview of the duties of directors under Maryland law, including when acting as a member of a special committee in connection with a potential interested transaction. The NorthStar II special committee discussed the interviews it had conducted with each of Moelis and another potential financial advisor, including the proposed fees and the qualifications and independence from CLNS of each of the potential financial advisors.

Also on May 11, 2017, NorthStar I, NorthStar II and CLNS entered into a confidentiality agreement governing the exchange of information among NorthStar I, NorthStar II and CLNS in connection with the potential transaction.

On May 16, 2017 and May 17, 2017, conference calls were held between representatives of Alston & Bird and representatives of Venable for the purpose of discussing the process by which NorthStar I and NorthStar II might coordinate their evaluation and negotiation of a potential transaction with CLNS in order to enhance the negotiating leverage of NorthStar I and NorthStar II by presenting, where appropriate, a unified position as well as provide economic efficiencies for both NorthStar I and NorthStar II.

On May 17, 2017, the NorthStar II special committee held a meeting at which representatives of Venable and Greenberg Traurig were present. At the meeting, the NorthStar II special committee reviewed and discussed (i) the term sheet, including the advisability of a “go-shop” in connection with any potential transaction, and (ii) the potential engagement of Moelis as financial advisor to the NorthStar II special committee, including the terms of the draft engagement letter proposed by Moelis, or the Moelis engagement letter. Following discussion, the NorthStar II special committee resolved to engage Moelis as financial advisor to the NorthStar II special committee, subject to the negotiation of the Moelis engagement letter. Moelis was subsequently engaged as the NorthStar II special committee’s financial advisor.

Also on May 17, 2017, NorthStar I, NorthStar II and CLNS began the process of conducting due diligence reviews on each other as parties to the potential transaction through the creation of “virtual data rooms” containing certain information about, among other things, each party’s business, operations, investments and financial condition.

Also on May 17, 2017, representatives of CLNS’s counsel, Hogan Lovells US LLP, or Hogan Lovells, Venable and Alston & Bird held a conference call to discuss, among other matters, CLNS’s request that the proposed term sheet be signed by NorthStar I, NorthStar II and CLNS OP, and the desire of the NorthStar I special committee and the NorthStar II special committee for the inclusion of “go-shop” provisions in any definitive agreement with respect to the potential transaction.

On May 18, 2017, a conference call was held among Mr. Schwartz and representatives of CLNS’s management, together with Alston & Bird and Credit Suisse, to discuss, among other things, preliminary financial matters relating to NorthStar II and the types of assets and liabilities proposed to be contributed by CLNS in the potential transaction.

Also on May 18, 2017, a conference call was held among Mr. Wilson, representatives of CLNS’s management, Moelis, Venable and Greenberg Traurig to discuss, among other things, preliminary financial matters relating to

NorthStar I and the types of assets and liabilities proposed to be contributed by CLNS in the potential transaction.

On May 19, 2017, the NorthStar I special committee held a meeting at which representatives of Alston & Bird and Credit Suisse were present. At the meeting, representatives of Alston & Bird led a discussion of (i) the NorthStar I special committee’s duties under Maryland law in the context of a potential strategic transaction and (ii) certain provisions of NorthStar I’s charter and advisory agreement that were relevant to a potential transaction. The NorthStar I special committee also discussed the merits of coordinating negotiations of the potential transaction with the NorthStar II special committee and its legal and financial advisors. Credit Suisse provided the NorthStar I special committee with a preliminary overview of the asset class composition of NorthStar I and NorthStar II and the types of assets and liabilities proposed to be contributed by CLNS in the potential transaction.

On May 22, 2017, the NorthStar I special committee held a meeting at which representatives of Alston & Bird and management of NorthStar I were present. At the meeting, representatives of NorthStar I management discussed with the NorthStar I special committee potential compensation of members of the NorthStar I special committee in connection with their service on the NorthStar I special committee. The representatives of management of NorthStar I then left the meeting and the NorthStar I special committee continued the discussion of compensation of its members. At the conclusion of the meeting, the NorthStar I special committee adopted resolutions providing for compensation of its members as follows: (i) a lump sum of $60,000 to each member of the NorthStar I special committee other than the Chairman; and (ii) a lump sum of $75,000 to the Chairman. In addition, the NorthStar I special committee resolved that if the potential transaction was not consummated by December 31, 2017, then each member of the NorthStar I special committee would be entitled to additional compensation in amounts not materially inconsistent with the fees paid to members of committees of boards of directors of other companies in their evaluation of strategic alternatives.

On May 23, 2017, an affiliate of CLNS engaged Duff & Phelps, LLC, a nationally recognized third-party independent valuation and consulting firm, which we refer to as the third-party firm, to perform certain valuation services with respect to a select portfolio of assets and liabilities of CLNS in connection with the potential transaction.

On May 24, 2017, the NorthStar II special committee held a meeting at which representatives of Venable, Greenberg Traurig and Moelis were in attendance. The NorthStar II special committee discussed the term sheet delivered by CLNS to the NorthStar II board of directors on May 11, 2017. Representatives of Moelis led a discussion of the pro-forma ownership of the Company and the then-contemplated assets and liabilities of each party expected to be included in the potential transaction. The NorthStar II special committee discussed the advisability of conducting a market check for NorthStar II either before or after entering into any definitive agreement with respect to the potential transaction. The NorthStar II special committee, after such discussion, concluded that a post-signing market check was preferable and that any term sheet and definitive agreement regarding the potential transaction should include a “go-shop” period. Representatives of NorthStar II management joined the meeting to discuss with the NorthStar II special committee potential compensation of members of the NorthStar II special committee in connection with their service on the NorthStar II special committee. The representatives of management of NorthStar II then left the meeting and the NorthStar II special committee continued the discussion of compensation of its members.

On May 25, 2017, the NorthStar I special committee held a meeting at which representatives of Alston & Bird and Credit Suisse were present. At the meeting, the NorthStar I special committee reviewed and discussed the draft term sheet delivered by CLNS to the NorthStar I board of directors on May 11, 2017. Credit Suisse also discussed with the NorthStar I special committee, among other things, preliminary observations regarding the public trading market for certain commercial mortgage REITs, potential strategic alternatives for NorthStar I and certain considerations in respect of the potential transaction, a preliminary financial overview of the respective portfolios proposed to be contributed by each of NorthStar I and NorthStar II and the types of assets and liabilities proposed to be contributed by CLNS in the potential transaction, the status of NorthStar I’s due diligence review, and potential next steps. Among the potential strategic alternatives for NorthStar I that were discussed were a cash sale or liquidation of NorthStar I, an underwritten initial public offering of only NorthStar I, and a sale or merger of NorthStar I to or with other third parties. After such discussion, and based on the NorthStar I special committee’s knowledge of NorthStar I’s business and financial condition, and its understanding of the benefits and risks of the potential transaction and such potential strategic alternatives, the NorthStar I special committee determined that continuing to negotiate the term sheet regarding the potential transaction represented the best liquidity option for NorthStar I at the time. The NorthStar I special committee also discussed whether it would be advisable to conduct a market check for NorthStar I prior to entering into a definitive agreement with respect to the potential transaction or to require a “go-shop” period following execution of such definitive agreement. The NorthStar I special committee, after such discussion, concluded that a post-signing market check was preferable and that any term sheet and definitive agreement regarding the potential transaction should include a “go-shop” period.

On May 26, 2017, JPM provided to Credit Suisse and Moelis CLNS management’s preliminary combination model with proposed equity allocations and projected consolidated financials of the Company.

Also on May 26, 2017, the NorthStar II special committee held a meeting at which representatives of Venable, Greenberg Traurig and Moelis were in attendance. At the meeting, the NorthStar II special committee discussed (i) the negotiation of the term sheet, (ii) the status of Moelis’ financial analysis of the potential transaction, (iii) the due diligence review being conducted on NorthStar I and the select portfolio of proposed assets and liabilities of CLNS and (iv) the compensation of its members. At the conclusion of the meeting, the NorthStar II special committee adopted resolutions providing for compensation of its members as follows: (i) a lump sum of $60,000 to each member of the NorthStar II special committee other than the Chairman; and (ii) a lump sum of $75,000 to the Chairman; provided that such compensation would be for services rendered until December 31, 2017 and that compensation to the NorthStar II special committee for services rendered after December 31, 2017 would be considered at such time.

Between May 28, 2017 and May 30, 2017, representatives of Venable, Greenberg Traurig and Alston & Bird discussed and exchanged revised drafts of the term sheet. During that time, (i) Alston & Bird and Credit Suisse also conferred regarding revisions to the term sheet on behalf of NorthStar I and (ii) Venable, Greenberg Traurig and Moelis also conferred regarding revisions to the term sheet on behalf of NorthStar II.

On May 30, 2017, in accordance with the NorthStar II special committee’s directives, representatives of Moelis participated in a conference call with members of CLNS management and representatives of JPM to review the consolidated model and assumptions provided by CLNS.

On May 31, 2017, in accordance with the NorthStar I special committee’s directives, representatives of Credit Suisse participated in a conference call with members of CLNS management and representatives of JPM to review the consolidated model and assumptions provided by CLNS.

Also on May 31, 2017, the NorthStar I special committee held a meeting at which representatives of Alston & Bird and Credit Suisse were present. At the meeting, the NorthStar I special committee reviewed and discussed with Credit Suisse, among other things, a preliminary financial overview of the respective portfolios of assets and liabilities proposed to be contributed by each of NorthStar I, NorthStar II and CLNS in the potential transaction and certain process and governance matters relating to the potential transaction. The NorthStar I special committee also reviewed and discussed proposed revisions to the term sheet, which discussion resulted in the NorthStar I special committee proposing additional term sheet revisions to be communicated to CLNS, including the addition of a “go-shop” period, the proposed terms of a management agreement between the

Company and an external manager affiliated with CLNS, and the methods by which consideration payable to NorthStar I stockholders in the potential transaction would be determined. The NorthStar I special committee also directed Alston & Bird to discuss such proposed revisions with Venable.

Also on May 31, 2017, the NorthStar II special committee held a meeting at which representatives of Venable, Greenberg Traurig and Moelis were present. At the meeting, the NorthStar II special committee reviewed and discussed potential revisions to the term sheet (including the addition of a “go-shop” period and the proposed terms of the management agreement), negotiation strategy and the potential risk of NorthStar I and CLNS entering into a transaction without NorthStar II.

On June 1, 2017, the NorthStar II special committee held a meeting at which representatives of Venable, Greenberg Traurig and Moelis were present. At the meeting, representatives of Moelis discussed with the NorthStar II special committee the commercial mortgage REIT market in general, strategic alternatives potentially available to NorthStar II, and benefits and considerations with respect to the potential transaction. The NorthStar II special committee discussed the proposed application of the respective net asset values of each of the NorthStar I, NorthStar II and the select portfolio of assets and liabilities to be contributed by CLNS, which values would be based, in part, on a net asset value analysis performed by an independent third-party valuation firm, to allocate ownership of the Company among NorthStar I, NorthStar II and CLNS. The NorthStar II special committee also discussed NorthStar II’s and NorthStar I’s potential combined comments to the term sheet, including revisions to CLNS’s proposed outside date, initial public offering terms, breakup fees and governance provisions and the addition of a 45-day “go-shop” provision, and authorized Venable to send the revised term sheet to CLNS.

Also on June 1, 2017, after discussions between Alston & Bird and Venable, NorthStar I and NorthStar II sent a revised term sheet to CLNS.

On June 3, 2017, representatives of Hogan Lovells, Venable and Alston & Bird held conference calls regarding the revised term sheet.

On June 7, 2017, the NorthStar II special committee held a meeting to discuss (i) initial public offering or listing mechanics with respect to the Company and (ii) the status of the legal and financial due diligence review being performed on NorthStar I and the select portfolio of assets and liabilities of CLNS. Representatives of Venable, Greenberg Traurig and Moelis were in attendance.

On June 8, 2017, Hogan Lovells sent a revised term sheet to Venable and Alston & Bird that, among other changes, proposed a 30-day “go-shop” period and an outside date of 12 months following receipt of the NorthStar I stockholder approval and the NorthStar II stockholder approval of the potential transaction, as well as provided CLNS OP the flexibility to pursue an initial public offering or listing of the Company within six months after receipt of the NorthStar I stockholder approval and the NorthStar II stockholder approval so long as the terms of the initial public offering or listing are within certain agreed-upon parameters.

On June 9, 2017, the NorthStar II special committee held a meeting at which representatives of Venable, Greenberg Traurig and Moelis were present. At the meeting, the NorthStar II special committee discussed the engagement by NorthStar II of the third-party firm to perform certain valuation services with respect to the assets and liabilities of NorthStar II. As noted above, an affiliate of CLNS had already engaged the third-party firm to perform certain valuation services with respect to its assets and liabilities in connection with the potential transaction and, as noted below, the third-party firm was also to be engaged by NorthStar I to perform certain valuation services with respect to the assets and liabilities of NorthStar I. The NorthStar II special committee also discussed the revised draft of the term sheet received from CLNS on June 8, 2017, which discussion resulted in the NorthStar II special committee proposing additional term sheet revisions and directing Venable to discuss such proposed changes with counsel for NorthStar I, which discussion occurred on June 13, 2017.

On June 12, 2017, the NorthStar I special committee held a meeting at which representatives of Alston & Bird and Credit Suisse were present. At the meeting, the NorthStar I special committee discussed the engagement of the third-party firm to perform certain valuation services with respect to NorthStar I’s assets and liabilities in connection with the potential transaction and delegated to Mr. Schwartz the authority to negotiate and enter into an engagement letter with the third-party firm on behalf of the NorthStar I special committee. The NorthStar I special committee also discussed the revised draft of the term sheet received from CLNS on June 8, 2017, which discussion resulted in the NorthStar I special committee proposing additional term sheet revisions and directing Alston & Bird to discuss such proposed changes with counsel for the NorthStar II special committee, which discussion occurred on June 13, 2017.

On June 14, 2017, the NorthStar II special committee held a meeting at which representatives of Venable, Greenberg Traurig and Moelis were present. The NorthStar II special committee discussed the revisions to the term sheet proposed by the NorthStar I special committee and also focused on whether the parties would be willing to close the potential transaction without an initial public offering and/or listing of the stock of the Company. Venable subsequently communicated to Alston & Bird the NorthStar II special committee’s responses regarding the remaining term sheet points, including the possibility that the parties should be obligated to close the potential transaction without an initial public offering and/or listing of the stock of the Company.

Later on June 14, 2017, the NorthStar I special committee held a meeting at which representatives of Alston & Bird and Credit Suisse were present. At the meeting, the NorthStar I special committee discussed the response of the NorthStar II special committee to the NorthStar I special committee’s proposed term sheet revisions. At the conclusion of the meeting, the NorthStar I special committee instructed Credit Suisse to confer with Moelis regarding whether an initial public offering and/or listing of the stock of the Company should be a condition to the closing of the potential transaction. Credit Suisse subsequently did so, as instructed by the NorthStar I special committee.

On June 15, 2017, the NorthStar I special committee held a meeting at which representatives of Alston & Bird and Credit Suisse were present. At the meeting, the NorthStar I special committee discussed Moelis’ explanation of the NorthStar II special committee’s position concerning whether an initial public offering and/or listing of the stock of the Company should be a condition to the closing of the potential transaction and directed Credit Suisse and Alston & Bird to further discuss the term sheet with Moelis and Venable.

Later on June 15, 2017, after discussions among representatives of Credit Suisse, Moelis, Venable and Alston & Bird, Venable sent a revised draft of the term sheet to Hogan Lovells that, among other changes, proposed a 45-day “go-shop” period and to shorten the outside date, but contained no material changes to the conditions to consummation of the potential transaction.

On June 16, 2017, Hogan Lovells sent a further revised draft of the term sheet to Alston & Bird and Venable that, among other changes, proposed a 30-day “go-shop” period and an outside date of nine months following receipt of the NorthStar I stockholder approval and the NorthStar II stockholder approval of the potential transaction.

Also on June 16, 2017, JPM provided to Credit Suisse and Moelis an updated version of CLNS management’s preliminary combination model.

On June 17, 2017, the NorthStar I special committee held a meeting at which representatives of Alston & Bird and Credit Suisse were present. At the meeting, additional revisions to the most recent draft term sheet were discussed, including revisions related to the length of the “go-shop” period, the outside date and the anticipated terms of any underwritten public offering contemporaneous with the listing of the Company common stock or parameters for a listing of such shares without a contemporaneous underwritten public offering.

Also on June 17, 2017, the NorthStar II special committee held a meeting to discuss the revisions to the term sheet proposed by CLNS. Representatives of Venable, Greenberg Traurig and Moelis were in attendance. The NorthStar II special committee discussed the “go-shop” provisions contained in the revised term sheet. At the request of the NorthStar II special committee, representatives of Moelis discussed the mechanics and expected timing of a solicitation of potential bidders during the “go-shop” period. The NorthStar II special committee also discussed the provisions of the revised term sheet governing the investment allocation policy for the Company, noting that the proposed investment allocation policy was consistent with the current investment allocation policy applicable to NorthStar II. After further discussion, the NorthStar II special committee unanimously authorized Mr. Wilson to execute the final term sheet, with such minor changes as may be approved by Mr. Wilson.

Between June 17, 2017 and June 19, 2017, representatives of Hogan Lovells, Venable and Alston & Bird continued to discuss and revise the term sheet. On June 19, 2017, Hogan Lovells sent to Venable and Alston & Bird a proposed execution version of the term sheet. Representatives of Hogan Lovells, Venable and Alston & Bird held several conference calls to finalize the execution version of the term sheet. No material changes to the term sheet were made during the period between June 17, 2017 and June 19, 2017.

On June 20, 2017, the execution version of the term sheet was distributed to the members of the NorthStar I special committee and the NorthStar II special committee for their review and approval. The term sheet was executed by the NorthStar I special committee, the NorthStar II special committee and CLNS on June 20, 2017. The executed term sheet provided, among other things, that the valuation assigned to each of the NorthStar I, NorthStar II and CLNS contributions would be based on the agreed upon relative values of each company. The term sheet also provided that each of NorthStar I and NorthStar II would be entitled to terminate the combination agreement under certain circumstances relating to the receipt of acquisition proposals from third parties, including proposals received during a 30-day “go-shop” period following execution of the contemplated combination agreement. The term sheet also included provisions relating to the concurrent initial public offering or listing transaction. The term sheet also reflected agreed-upon financial and other terms of the proposed management agreement to be entered into at the closing of the potential transaction with an affiliate of CLNS for the external management of the Company, or the management agreement.

Also on June 20, 2017, the NorthStar I special committee and the NorthStar II special committee each entered into an engagement letter with the third-party firm for the provision of certain valuation services.

On June 21, 2017, the NorthStar II special committee held a meeting at which representatives of Venable, Greenberg Traurig and Moelis were present. At the request of the NorthStar II special committee, members of management of NorthStar II attended part of the meeting to provide their views of the potential transaction and NorthStar II’s other strategic alternatives. After discussion of the various strategic alternatives available to NorthStar II, the NorthStar II special committee and management discussed the timing of a liquidity event for NorthStar II and the potential conflicts of interest of NorthStar II management in the potential transaction. After NorthStar II management left the meeting, the NorthStar II special committee discussed further the views of NorthStar II management and other points, and representatives of Moelis provided an update on the status of NorthStar II management’s preparation of a standalone financial model of NorthStar II.

On June 22, 2017, in accordance with the NorthStar II special committee’s directives, representatives of Moelis and NorthStar II management participated in a conference call to discuss standalone NorthStar II financial projections.

On June 26, 2017, Hogan Lovells distributed an initial draft of the combination agreement to Venable and Alston & Bird. Between June 27, 2017 and July 2, 2017, Venable and Alston & Bird exchanged revisions of, and conferred with respect to, the draft combination agreement.

On June 28, 2017, the NorthStar II special committee held a meeting at which representatives of Venable, Greenberg Traurig and Moelis were present. At the meeting, the NorthStar II special committee discussed potential strategic alternatives to the potential transaction. Representatives of Moelis led a discussion of the ranges of valuations provided by the third-party firm, and the related limitations, assumptions and qualifications contained therein, that would be taken into account in CLNS management’s proposal to allocate ownership in the Company after taking into account such other factors as may be agreed by NorthStar I, NorthStar II and CLNS. The NorthStar II special committee also discussed the combination agreement.

Also on June 28, 2017, in accordance with the NorthStar I special committee’s directives, representatives of Credit Suisse participated in a conference call with NorthStar I management to discuss standalone NorthStar I financial projections.

On July 3, 2017, the NorthStar I special committee held a meeting at which representatives of Alston & Bird and Credit Suisse were present. At the meeting, the NorthStar I special committee discussed the initial draft of the combination agreement, as well as certain revisions thereto that were previously discussed by Venable and Alston & Bird. The NorthStar I special committee also discussed with Credit Suisse the status of Credit Suisse’s financial review of NorthStar I.

On July 6, 2017, the NorthStar II special committee held a meeting at which representatives of Venable, Greenberg Traurig and Moelis were present. At the meeting, the NorthStar II special committee reviewed and discussed the proposed revisions to the combination agreement and the proposed stockholders agreement between CLNS OP and the Company, or the stockholders agreement. Representatives of Moelis provided an update on NorthStar II management’s preparation of asset summaries and standalone projections for NorthStar II.

Between July 5, 2017 and July 7, 2017, Venable, Greenberg Traurig and Alston & Bird continued to exchange revisions of, and corresponded with respect to, the draft combination agreement.

On July 7, 2017, the NorthStar I special committee held a meeting at which representatives of Alston & Bird and Credit Suisse were present. At the meeting, the NorthStar I special committee discussed (i) with Credit Suisse certain preliminary financial matters regarding NorthStar I, (ii) revisions to the combination agreement proposed by Alston & Bird, Venable and Greenberg Traurig, and (iii) the general contents of a proposed stockholders agreement. At the conclusion of the meeting, the NorthStar I special committee authorized transmission of a revised draft of the combination agreement to counsel for CLNS.

On July 7, 2017, Venable sent to Hogan Lovells a revised draft of the combination agreement, reflecting revisions by NorthStar I and NorthStar II.

On July 13, 2017, representatives of Hogan Lovells, Venable, Greenberg Traurig and Alston & Bird held a conference call to discuss the July 7, 2017 draft of the combination agreement. Among the points discussed were the treatment of cash distributions by the parties to be paid to their respective stockholders between execution of the combination agreement and the closing of the potential transaction, the IPO/Listing Parameters (as defined in the combination agreement), the terms of the “go-shop” and “no-shop” provisions, related termination rights of the parties, and fees and expenses payable as a result of certain termination events.

Also on July 13, 2017, following the foregoing conference call, the NorthStar I special committee held a meeting at which representatives of Alston & Bird and Credit Suisse were present. At the meeting, the NorthStar I special committee discussed several matters relating to the draft combination agreement. The NorthStar I special committee also discussed the timing of the completion of the valuation work being conducted by the third-party firm. The NorthStar I special committee also reviewed and discussed with Credit Suisse certain preliminary financial matters regarding the respective portfolios of assets and liabilities proposed to be contributed by each of NorthStar I, NorthStar II and CLNS in the potential transaction.

Also on July 13, 2017, the NorthStar II special committee held a meeting at which representatives of Venable, Greenberg Traurig and Moelis were present. At the meeting, Moelis discussed with the NorthStar II special committee materials prepared by Moelis regarding the respective portfolios of assets and liabilities proposed to be contributed by each of NorthStar I, NorthStar II and CLNS in the potential transaction. Representatives of Moelis noted that a portion of the assets of NorthStar I and those to be contributed by CLNS would mature substantially sooner than loans held by NorthStar II and that CLNS had indicated that the Company intended to redeploy the capital received from such loans consistent with the Company model assumptions. The NorthStar II special committee discussed the methodology used by CLNS in selecting which assets and liabilities of CLNS would be included in the potential transaction.
On July 19, 2017, the NorthStar II special committee held a meeting at which representatives of Venable, Greenberg Traurig, Moelis and management of CLNS and NorthStar II were present. Representatives of CLNS and NorthStar II management (i) responded to questions from the NorthStar II special committee regarding the respective portfolios of assets and liabilities proposed to be contributed by each of NorthStar I, NorthStar II and CLNS in the potential transaction, (ii) summarized the asset strategy of the Company after the closing of the potential transaction, including the methodology for selecting CLNS assets and liabilities to be contributed to the Company, and (iii) responded to questions from the NorthStar II special committee regarding third-party consents that would be needed in connection with the potential transaction.

Also on July 19, 2017, the respective management teams of NorthStar I, NorthStar II and CLNS, together with representatives of Credit Suisse, Moelis, JPM and the third-party firm, met regarding the third-party firm’s valuation analyses, and the related limitations, assumptions and qualifications contained therein, of the assets and liabilities of each of NorthStar I and NorthStar II and the select portfolio of assets and liabilities proposed to be contributed by CLNS in the potential transaction. Also during this meeting, CLNS’s recommended exclusion of the NorthStar I excluded asset from the potential transaction was discussed.

Also on July 19, 2017, Mr. Gilbert informed Mr. Schwartz that CLNS recommended the exclusion of the NorthStar I excluded asset from the potential transaction due to concerns that inclusion of the NorthStar I excluded asset in the Company could negatively affect the Company’s initial public offering, given a variety of factors including overall size and underlying property type.

On July 20, 2017, in accordance with the NorthStar I special committee’s directives, representatives of Alston & Bird and Credit Suisse conferred with representatives of CLNS and Hogan Lovells with respect to the treatment of the NorthStar I excluded asset in the potential transaction. Later in the day on July 20, 2017, the NorthStar I special committee held a meeting at which representatives of Alston & Bird and Credit Suisse were present. At the meeting, the NorthStar I special committee discussed the valuation work of the third-party firm. The NorthStar I special committee also discussed CLNS’s recommendation to exclude the NorthStar I excluded asset from the potential transaction and to distribute the NorthStar I excluded asset to NorthStar I stockholders by means of a liquidating trust. The NorthStar I special committee instructed Credit Suisse to further discuss the treatment of the NorthStar I excluded asset with CLNS. Credit Suisse subsequently did so, as instructed by the NorthStar I special committee.

On July 26, 2017, the NorthStar II special committee held a meeting at which representatives of Venable, Greenberg Traurig and Moelis were present. At the meeting, the NorthStar II special committee discussed (i) the status of the draft disclosure schedules of NorthStar II, (ii) the status of the legal due diligence review, (iii) CLNS’s recommendation regarding treatment of the NorthStar I excluded asset in the potential transaction and (iv) potential valuations of certain investments of each party in the potential transaction.

Also on July 26, 2017, the NorthStar I special committee held a meeting at which representatives of Alston & Bird and Credit Suisse were present. At the meeting, the NorthStar I special committee discussed with Credit Suisse, among other things, certain preliminary financial and related information regarding the NorthStar I excluded asset and discussed with Alston & Bird certain legal issues regarding the NorthStar I excluded asset, including liquidating trust mechanics and potential alternatives. The NorthStar I special committee also discussed proposed terms of the stockholders agreement between CLNS OP and the Company. Following the NorthStar I special committee meeting, Alston & Bird distributed proposed terms of the stockholders agreement to Venable and Greenberg Traurig.

On July 28, 2017, Hogan Lovells distributed a revised draft of the combination agreement to Venable, Greenberg Traurig and Alston & Bird, which draft, among other things, reflected certain updates regarding (i) the exclusion of the NorthStar I excluded asset from the potential transaction, including the potential purchase by CLNS of a portion of the NorthStar I excluded asset for cash, and the placement of the remainder of the NorthStar I excluded asset in a liquidating trust for the benefit of the NorthStar I stockholders, (ii) the creation of limited liquidity restrictions on shares of Company common stock to be received by the NorthStar I stockholders and the NorthStar II stockholders in the potential transaction through the issuance of multiple classes of Company class B common stock that would convert to Company class A common stock at different times, and (iii) the treatment of each party’s transaction expenses in the event that the combination agreement were terminated.

On July 29, 2017, Mr. Gilbert, on behalf of CLNS, called Mr. Schwartz to convey to Mr. Schwartz more details regarding CLNS’s proposal regarding the treatment of the NorthStar I excluded asset, pursuant to which CLNS proposed to purchase a senior interest in the NorthStar I excluded asset for approximately $75 million, which senior interest would be entitled to a majority of the interest income produced by the NorthStar I excluded asset, with the remainder of the NorthStar I excluded asset placed in a liquidating trust for the benefit of NorthStar I stockholders.

On July 31, 2017, after discussion with Venable and Greenberg Traurig, Alston & Bird distributed to Hogan Lovells a proposed term sheet for the stockholders agreement, which included, among other terms, provisions relating to CLNS’s post-closing dispositions of Company common stock and restrictions on its accumulation of additional shares.

On August 1, 2017, Hogan Lovells distributed an initial draft of the management agreement to be entered into among the Company, the Company OP and a subsidiary of CLNS OP that would serve as the Company’s external manager.

On August 2, 2017, the NorthStar I special committee held a meeting at which representatives of Alston & Bird and Credit Suisse were present. At the meeting, the NorthStar I special committee discussed the proposal from CLNS regarding the NorthStar I excluded asset, including the proposed terms of CLNS’s proposed purchase of a senior interest in the NorthStar I excluded asset and liquidating trust mechanics and potential alternatives to a liquidating trust. The NorthStar I special committee also discussed other aspects of the revised draft of the combination agreement distributed by Hogan Lovells on July 28, 2017. After the August 2, 2017 meeting of the NorthStar I special committee, Mr. Schwartz continued to discuss with Mr. Gilbert the treatment of the NorthStar I excluded asset in the potential transaction.

On August 2, 2017 and August 9, 2017, the NorthStar II special committee held meetings at which representatives of Venable, Greenberg Traurig and Moelis were present. At the meetings, the NorthStar II special committee discussed (i) the initial draft management agreement distributed by Hogan Lovells on

August 1, 2017 and (ii) the revised draft of the combination agreement distributed by Hogan Lovells on July 28, 2017, including the use of multiple share classes with staggered liquidity as consideration in the potential transaction, CLNS’s proposal to account for the payment by NorthStar I and NorthStar II of cash distributions that are in excess of such parties’ funds from operations between execution of the combination agreement and the closing of the potential transaction, and the ongoing negotiation of the payment of transaction expenses and the amount of breakup fees to be paid in the event of a breach or termination of the combination agreement.

Between August 2, 2017 and August 15, 2017, the parties continued to exchange drafts of, and confer with respect to, the combination agreement and related ancillary agreements and documents.

On August 4, 2017, JPM provided Credit Suisse and Moelis a draft combination balance sheet summary with CLNS management’s proposed equity ownership allocations.

On August 15, 2017, CLNS communicated to Mr. Schwartz an updated proposal with respect to the NorthStar I excluded asset, pursuant to which CLNS would purchase a senior interest therein for approximately $65 million and which senior interest would bear interest at the same rate as the remainder of the NorthStar I excluded asset, with the remainder of the NorthStar I excluded asset placed in a liquidating trust. CLNS’s revised proposal regarding the NorthStar I excluded asset also included a $10 million liquidity facility to be used by the liquidating trust under certain circumstances. Mr. Schwartz subsequently communicated this revised proposal to the other members of the NorthStar I special committee for their input and consideration.

On August 16, 2017, the NorthStar II special committee held a meeting at which representatives of Venable, Greenberg Traurig and Moelis were present. At the meeting, the NorthStar II special committee discussed the ongoing negotiations of the combination agreement, including the payment of transaction expenses and the amount of breakup fees to be paid in the event of a breach or termination of the combination agreement, and the draft term sheet with respect to the stockholders agreement.

On August 17, 2017, the NorthStar II special committee held a meeting at which representatives of Venable, Greenberg Traurig and Moelis were present. At the meeting, representatives of Moelis discussed with the NorthStar II special committee materials prepared by Moelis that outlined a potential “go-shop” process. The NorthStar II special committee also discussed negotiation strategy with respect to a conference call with representatives of CLNS and NorthStar I to be held later that afternoon.

Later on August 17, 2017, a conference call was held with the chairman of each of the NorthStar I special committee and the NorthStar II special committee, representatives of management of NorthStar I, NorthStar II and CLNS, and representatives of Hogan Lovells, Venable, Greenberg Traurig, Moelis, Alston & Bird and Credit Suisse to discuss unresolved points with respect to the combination agreement, stockholders agreement, management agreement and other documents. Among the points that remained outstanding after such call were certain matters relating to the treatment of the NorthStar I excluded asset, proposed equity allocations of the Company, the “go-shop” and “no-shop” provisions, termination-related fee and expense reimbursement provisions, and proposed restrictions on the ability of CLNS and its affiliates to accumulate shares of Company common stock.

On August 18, 2017, the NorthStar I special committee held a meeting at which representatives of Alston & Bird and Credit Suisse were present. At the meeting, the NorthStar I special committee reviewed and discussed the status of negotiations of the combination agreement and related ancillary agreements and documents, and the NorthStar I special committee provided direction to Alston & Bird on the NorthStar I special committee’s positions with respect to the remaining open points in the draft combination agreement. The NorthStar I special committee also confirmed its willingness to exclude the NorthStar I excluded asset on the terms most recently proposed by CLNS, subject to the negotiation of certain material terms of CLNS’s purchase of the senior interest in the NorthStar I excluded asset and the proposed liquidity facility. The NorthStar I special committee also discussed a proposal made by CLNS with respect to the treatment in the potential transaction of certain operating expenses incurred by the NorthStar I advisor on NorthStar I’s behalf that had not yet been reimbursed to the NorthStar I advisor.

Also on August 18, 2017, the NorthStar II special committee held a meeting at which representatives of Venable, Greenberg Traurig and Moelis were present. At the meeting, the NorthStar II special committee reviewed and discussed the status of negotiations of the combination agreement and related ancillary agreements and documents.

On the evening of August 18, 2017, JPM distributed to Credit Suisse and Moelis a pro forma unaudited financial model of the Company prepared by CLNS, which we refer to as the Company model, which included preliminary equity allocations of 32.4%, 31.1% and 36.5% to the stockholders of NorthStar I, NorthStar II and CLNS and its affiliates, respectively, based on the respective net asset values of each of the NorthStar I, NorthStar II and CLNS contributions, applying the same valuation methodologies among the three entities. These proposed equity allocations contemplated the exclusion of the NorthStar I excluded asset from the potential transaction and resulted in preliminary exchange ratios for NorthStar I stockholders and NorthStar II stockholders of 0.3433 and 0.3412, respectively, based on the relative equity ownership of NorthStar I stockholders, NorthStar II stockholders and CLNS and its affiliates in the Company. The relative equity allocations and exchange ratios were also predicated on the parties agreeing to a mechanism for the treatment of cash distributions in excess of funds from operations by NorthStar I and NorthStar II to their respective stockholders between execution of the combination agreement and closing of the potential transaction in order to maintain consistent ratios. Following JPM’s distribution of the Company model, on August 19, 2017, Hogan Lovells distributed to Venable, Greenberg Traurig and Alston & Bird a draft of an additional covenant to the combination agreement regarding the treatment of such interim cash distributions.

On each of August 19, 2017 and August 20, 2017, the NorthStar II special committee held a meeting at which representatives of Venable, Greenberg Traurig and Moelis were present. At the meetings, the NorthStar II special committee discussed (i) the proposed equity allocations contained in the Company model, (ii) a proposal made by CLNS with respect to the payment to CLNS in connection with the potential transaction of certain unreimbursed operating expenses of the NorthStar II advisor, (iii) potential valuations of the private equity assets of NorthStar II and (iv) the proposed registration rights agreement to be entered into by the Company and CLNS OP in connection with the potential transaction.

During the week of August 21, 2017, the parties continued to exchange drafts of, and discuss, the combination agreement and related ancillary agreements and documents. As a result of those discussions, the parties reached agreement on the open points relating to the “go-shop” and “no-shop” provisions and termination-related fee (including an agreement to reduce the termination fee due in the event of a termination of the combination agreement pursuant to the “go-shop” from 2.5% to 2.0% of the equity value of NorthStar I or NorthStar II, as applicable) and expense reimbursement provisions, but continued to discuss, among other items, the proposed restrictions on the ability of CLNS and its affiliates to acquire additional shares of the Company.

On August 21, 2017, representatives of the managements of NorthStar I, NorthStar II and CLNS, together with representatives of JPM, Credit Suisse, Moelis, Hogan Lovells, Venable, Greenberg Traurig and Alston & Bird, participated in a conference call during which JPM reviewed its proposed strategy for an underwritten initial public offering of the Company.

Also on August 21, 2017, the NorthStar II special committee held a meeting at which representatives of Venable, Greenberg Traurig and Moelis were present. At the meeting, the NorthStar II special committee reviewed and discussed (i) JPM’s earlier presentation regarding the proposed strategy for an underwritten initial public offering of the Company, (ii) the materials prepared by Moelis that analyzed the proposed equity allocations contained in the Company model, including discussions of (a) valuation methodology and adjustments, (b) certain unreimbursed operating expenses of the NorthStar II advisor that were proposed to be paid out of the assets of the Company in connection with the potential transaction, (c) the treatment of cash distributions by the parties to be paid to their respective stockholders between execution of the combination agreement and the closing of the potential transaction and (d) a sensitivity analysis of the valuations of the largest assets of NorthStar II and (iii) the materials prepared by Moelis that provided an overview of the planned launch of the “go-shop” process, including proposed bidder outreach, due diligence planning, timing of the “go-shop” and the review of any bids received from a third party.

On August 22, 2017, the NorthStar II special committee held a meeting at which representatives of Venable, Greenberg Traurig and Moelis were present. At the meeting, the NorthStar II special committee discussed certain unreimbursed operating expenses incurred by the NorthStar II advisor on NorthStar II’s behalf that were proposed to be paid out of the assets of the Company in connection with the potential transaction and the treatment of cash distributions by the parties to be paid to their respective stockholders between execution of the combination agreement and the closing of the potential transaction.

Later on August 22, 2017, the NorthStar II special committee held another meeting at which representatives of Venable, Greenberg Traurig and Moelis were present. At the meeting, representatives of Moelis led a discussion of NorthStar II management’s standalone unaudited financial model of NorthStar II projecting the future financial performance of NorthStar II on a standalone basis, which we refer to as the NorthStar II Standalone Projections.

Later on August 22, 2017, the NorthStar I special committee held a meeting at which representatives of NorthStar I management, JPM, Alston & Bird and Credit Suisse were present. At the meeting, representatives of NorthStar I management reviewed with the NorthStar I special committee and Credit Suisse NorthStar I management’s standalone unaudited financial model of NorthStar I projecting the future financial performance of NorthStar I on a standalone basis, which we refer to as the NorthStar I Standalone Projections.

On the morning of August 23, 2017, the NorthStar II special committee held a meeting at which representatives of NorthStar II management, Moelis, Venable and Greenberg Traurig were present. At the meeting, the NorthStar II special committee reviewed and discussed with representatives of NorthStar II management the NorthStar II Standalone Projections.

Also on the morning of August 23, 2017, the NorthStar I special committee, the NorthStar II special committee and representatives of CLNS management, JPM, Credit Suisse, Moelis, Venable, Greenberg Traurig and Alston & Bird participated in a conference call to review and discuss the Company model.

Later on August 23, 2017, the NorthStar I special committee held a meeting at which representatives of Alston & Bird and Credit Suisse were present. At the meeting, the NorthStar I special committee directed Credit Suisse to use and rely upon the NorthStar I Standalone Projections and the NorthStar II Standalone Projections for purposes of Credit Suisse’s analyses and opinion. The NorthStar I special committee also discussed the status of the Company model and reviewed and discussed with Credit Suisse, among other things, preliminary financial perspectives regarding the potential transaction based on the then-current Company model. Representatives of Alston & Bird reviewed with the NorthStar I special committee the material terms of the then-current drafts of the combination agreement, the management agreement, the stockholders agreement and other material items concerning the potential transaction. The NorthStar I special committee also discussed the remaining unresolved material items relating to the potential transaction, including the CLNS ownership limit waiver, treatment in the potential transaction of certain unreimbursed operating expenses incurred by the NorthStar I advisor on NorthStar I’s behalf, the treatment of distributions to be paid by the Contributed Entities to CLNS OP between the execution of the combination agreement and the closing of the Combination and the term sheet setting forth the terms of the treatment of the NorthStar I excluded asset.

Later on August 23, 2017, an updated Company model was distributed to the NorthStar I special committee’s and the NorthStar II special committee’s respective advisors that reflected no changes in the relative equity allocations among the parties, but did reflect a revised NorthStar I exchange ratio of 0.3532 and a revised NorthStar II exchange ratio of 0.3511. The changes to the exchange ratios reflected changes in the assumed terms of the Company’s proposed underwritten public offering or listing on a national securities exchange. The revised Company model also reflected an agreed-upon treatment of the certain unreimbursed operating expenses of NorthStar I and NorthStar II. Credit Suisse was also directed to use and rely upon the updated Company model for purposes of Credit Suisse’s financial analyses and opinion. Hogan Lovells distributed to all parties a revised draft of the combination agreement that reflected matters to which the parties had agreed, including treatment of unreimbursed operating expenses of NorthStar I and NorthStar II and the payment of transaction expenses in the event of a termination of the combination agreement under certain circumstances.

Between August 24, 2017 and August 25, 2017, Mr. Schwartz and Alston & Bird, on behalf of the NorthStar I special committee, and representatives of CLNS, exchanged drafts of term sheets describing certain terms relating to the purchase by CLNS of the senior interest in the NorthStar I excluded asset. The parties also continued to discuss the proposed restrictions on the ability of CLNS and its affiliates to accumulate shares of Company common stock.

On August 24, 2017, a conference call was held among Mr. Schwartz and Jonathan T. Albro, a member of the NorthStar I board of directors and the NorthStar II board of directors, together with representatives of Credit Suisse and Alston & Bird, to provide Mr. Albro with an update on the potential transaction.

On August 24, 2017, a conference call was held among Mr. Wilson and Mr. Albro, together with representatives of Moelis, Greenberg Traurig and Venable, to provide Mr. Albro with an update on the potential transaction.

On August 24, 2017, the NorthStar II special committee held a meeting at which representatives of Venable, Greenberg Traurig and Moelis were present. Representatives of Venable (i) provided an overview of the duties of directors under Maryland law, including when acting as a member of a special committee in connection with the potential transaction and (ii) reviewed the material terms of the combination agreement and the ancillary agreements to be finalized in connection with the potential transaction. A representative of Greenberg Traurig summarized the results of the legal due diligence review performed on NorthStar I and the select portfolio of assets and liabilities to be contributed by CLNS. Representatives of Moelis presented Moelis’ preliminary discussion materials that provided a summary of the Moelis financial analysis of the potential transaction and that incorporated the information contained in the revised Company model received on August 23, 2017. The Moelis presentation included (i) a description of work performed by Moelis for affiliates of CLNS, (ii) a financial overview of the potential transaction and the work completed by Moelis to date, (iii) potential benefits and considerations with respect to the potential transaction, (iv) capital market observations and recent initial public offering activities, (v) an analysis of the contributed equity value and the equity allocations in the Company and (vi) an overview of the NorthStar II Standalone Projections. Representatives of Moelis responded to questions from the NorthStar II special committee regarding the presentation.

On August 24, 2017, the board of directors of CLNS held a special meeting at which representatives of CLNS management and JPM participated. Management of CLNS reviewed the material terms of the combination agreement, management agreement and stockholders agreement with the CLNS board of directors. At the meeting, JPM gave a presentation to the board of directors of CLNS and participated in a discussion regarding the presentation. After discussion, the CLNS board of directors: (i) determined that the CLNS OP Contribution, the RED REIT Contribution, the NorthStar I merger, the NorthStar II merger, the Company Contribution and the other transactions contemplated by the combination agreement are advisable and in the bests interests of CLNS and its stockholders and CLNS OP and its members; (ii) authorized and approved the CLNS OP Contribution, the RED REIT Contribution, the NorthStar I merger, the NorthStar II merger, the Company Contribution and each of the other transactions contemplated by the combination agreement; (iii) authorized, approved and adopted the combination agreement; and (iv) authorized and ratified, among other things, the appointment of JPM as financial advisor to CLNS and the payment of expenses related thereto, certain internal reorganizations and certain regulatory and securities filings to be made in connection with the potential transaction.

On August 25, 2017, the NorthStar II special committee held a meeting at which representatives of Venable, Greenberg Traurig and Moelis were present. The NorthStar II special committee discussed (i) the proposal that CLNS and its affiliates (subject to certain exceptions) would be granted a waiver by the Company board of directors pursuant to which CLNS and its affiliates would be permitted to accumulate up to 39% of the capital stock of the Company, or the ownership limit waiver, and (ii) a potential adjustment to the Company model proposed by CLNS management due to a liability to be contributed by CLNS in the potential transaction. The NorthStar II special committee directed Moelis to use and rely upon the NorthStar II Standalone Projections and the Company model for purposes of Moelis’s analyses and opinion.

On August 25, 2017, the parties reached an agreement in principle on the ownership limit waiver.

On the afternoon of August 25, 2017, Hogan Lovells distributed to Venable, Greenberg Traurig and Alston & Bird revised drafts of the combination agreement and all ancillary agreements and documents, which were either final or in near final form.

On the evening of August 25, 2017, the NorthStar I special committee held a meeting at which representatives of Alston & Bird and Credit Suisse were present. A representative of Alston & Bird reviewed the material terms of the combination agreement, including updates thereto. Credit Suisse provided an update to the NorthStar I special committee as to Credit Suisse’s material relationships with CLNS and its affiliates, which material relationships Credit Suisse previously had discussed with the NorthStar I special committee. Also at this meeting, Credit Suisse reviewed its financial analysis of the NorthStar I exchange ratio with the NorthStar I special committee and rendered an oral opinion, confirmed by delivery of a written opinion dated August 25, 2017, to the NorthStar I special committee to the effect that, as of that date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, the NorthStar I exchange ratio provided for in the NorthStar I merger was fair, from a financial point of view, to holders of NorthStar I common stock (other than CLNS and its affiliates). After discussion, the NorthStar I special committee, by a unanimous vote: (i) determined that each of the combination agreement and the transactions contemplated by the combination agreement, including the NorthStar I merger, the NorthStar I first charter amendment and the NorthStar I second charter amendment, are fair and reasonable to NorthStar I, and the terms, conditions and procedures set forth in the combination agreement ensure that the price and other terms of the NorthStar I merger and the other transactions contemplated by the combination agreement are no less favorable to NorthStar I than those available from unaffiliated third parties; (ii) recommended that the NorthStar I board of directors determine that the combination agreement, the NorthStar I merger, the NorthStar I first charter amendment, the NorthStar I second charter amendment and the other transactions contemplated by the combination agreement are fair, reasonable, advisable and in the best interests of NorthStar I and the NorthStar I stockholders and authorize, approve, adopt and declare advisable the same, subject to any stockholder approval required by law; (iii) recommended that the NorthStar I board of directors submit for consideration and adoption or approval by NorthStar I stockholders at the NorthStar I special meeting the NorthStar I merger, the NorthStar I first charter amendment and the NorthStar I second charter amendment; and (iv) recommended that the NorthStar I board of directors recommend to NorthStar I stockholders that they vote in favor of the adoption or approval of such matters.

Following the NorthStar I special committee meeting, on August 25, 2017, the NorthStar I board of directors held a meeting, at which representatives of Alston & Bird and Credit Suisse were present. At the meeting, at the request of the NorthStar I special committee, Credit Suisse summarized the financial analyses that it had reviewed with the NorthStar I special committee earlier that same day. After discussion, the NorthStar I board of directors, following the recommendation of the NorthStar I special committee, then unanimously: (i) determined that the combination agreement, the NorthStar I merger, the NorthStar I first charter amendment, the NorthStar I second charter amendment and the other transactions contemplated by the combination agreement are fair, reasonable, advisable and in the best interests of NorthStar I and the NorthStar I stockholders; (ii) authorized, approved, adopted and declared advisable the combination agreement, the NorthStar I merger, the NorthStar I first charter amendment, the NorthStar I second charter amendment and the other transactions contemplated by the combination agreement; (iii) directed that the NorthStar I merger, the NorthStar I first charter amendment and the NorthStar I second charter amendment be submitted for consideration at a special meeting of NorthStar I stockholders; and (iv) resolved to recommend to NorthStar I stockholders that they vote in favor of the adoption or approval of the NorthStar I merger, the NorthStar I first charter amendment and the NorthStar I second charter amendment.

On the evening of August 25, 2017, the NorthStar II special committee held a meeting, at which representatives of Venable, Greenberg Traurig and Moelis were present. A representative of Moelis explained to the NorthStar II special committee that the issue discussed at the earlier meeting of the NorthStar II special committee had been resolved with no change to the Company model or the ownership allocations of the Company. Representatives of Moelis reviewed Moelis’ financial analysis of the potential transaction summarized below under “—Opinion of the NorthStar II Special Committee’s Financial Advisor” with the NorthStar II special committee and rendered an oral opinion, confirmed by delivery of a written opinion dated August 25, 2017, to the NorthStar II special committee to the effect that, as of that date and based upon and subject to the conditions and limitations set forth in the written opinion, the merger consideration to be received by the holders of shares of NorthStar II common stock in the NorthStar II merger was fair, from a financial point of view, to such holders (other than CLNS and its affiliates). After discussion, the NorthStar II special committee, by a unanimous vote: (i) determined that the combination agreement, the NorthStar II merger, the NorthStar II charter amendment and the other transactions contemplated by the combination agreement, to the extent such other transactions are applicable to the NorthStar II parties (which we refer to as the NorthStar II Transactions), are fair and reasonable to NorthStar II and advisable and in the best interests of NorthStar II and the NorthStar II stockholders; (ii) recommended that the NorthStar II board of directors determine that the combination agreement, the NorthStar II merger, the NorthStar II charter amendment and the other NorthStar II Transactions are fair and reasonable to NorthStar II and advisable and in the best interests of NorthStar II and the NorthStar II stockholders and authorize and approve the same, subject to any stockholder approval required by law; (iii) recommended that the NorthStar II board of directors submit for consideration and approval by the NorthStar II stockholders at the NorthStar II special meeting the NorthStar II merger and the NorthStar II charter amendment; and (iv) recommended that the NorthStar II board of directors recommend to the NorthStar II stockholders that they approve the NorthStar II merger and the NorthStar II charter amendment.

Following the NorthStar II special committee meeting, on August 25, 2017, the NorthStar II board of directors held a meeting at which representatives of Venable, Greenberg Traurig and Moelis were present. At the meeting, Mr. Wilson provided the NorthStar II special committee’s recommendation to the NorthStar II board of directors. After discussion, the NorthStar II board of directors unanimously: (i) determined that the combination agreement, the NorthStar II merger, the NorthStar II charter amendment and the other NorthStar II

Transactions are fair and reasonable to NorthStar II and are advisable and in the best interests of NorthStar II and its stockholders; (ii) authorized and approved the combination agreement, the NorthStar II merger, the NorthStar II charter amendment and the other NorthStar II Transactions; (iii) directed that the NorthStar II merger and the NorthStar II charter amendment be submitted for consideration at a special meeting of NorthStar II stockholders; and (iv) recommended that NorthStar II stockholders approve the NorthStar II merger and the NorthStar II charter amendment.

Following the NorthStar I board meeting and the NorthStar II board meeting, on August 25, 2017, the combination agreement was executed by the parties thereto.

Prior to the opening of trading on August 28, 2017, NorthStar I, NorthStar II and CLNS issued a joint press release announcing execution of the combination agreement.

Following the execution of the combination agreement and issuance of the press release, pursuant to the go-shop provisions of the combination agreement, at the direction of the NorthStar I special committee, on August 28, 2017, Credit Suisse commenced NorthStar I’s go-shop process. The go-shop period expired at 11:59 p.m. on September 27, 2017. In the go-shop process, 25 prospective buyers were contacted regarding each such party’s potential interest in exploring a transaction with NorthStar I. During the go-shop period, eight parties negotiated and entered into confidentiality agreements with NorthStar I and were provided with non-public information relating to NorthStar I. None of the parties contacted during the go-shop process, including the eight parties that entered into confidentiality agreements with NorthStar I, submitted a NorthStar I acquisition proposal to NorthStar I or its representatives prior to the end of the go-shop period.

From August 28, 2017 through September 27, 2017, in connection with the “go-shop” process provided for under the combination agreement, at the direction of the NorthStar II special committee, Moelis contacted approximately 44 parties to solicit their interest in a possible alternative transaction with NorthStar II. Seven parties entered into confidentiality agreements with NorthStar II. No NorthStar II acquisition proposals were received prior to the September 27, 2017 go-shop period end time.

On November 10, 2017, representatives of CLNS proposed changes to the combination agreement that would, among other things, (i) remove from the combination agreement references to (A) the merger of NorthStar I OP with and into Company OP and (B) the merger of NorthStar II OP with and into Company OP (we refer to such changes as the OP merger changes) and (ii) modify (A) the classification of the shares of Company common stock to be issued in the Mergers in respect of the shares of NorthStar I common stock and NorthStar II common stock issued and outstanding immediately prior to the Mergers and (B) the form of the Company’s charter to provide for alternative authorized share classes of Company common stock and conversion provisions with respect to shares of Company common stock in the event of a Listing or an IPO (we refer to such changes as the classification and conversion changes). Later on November 10, 2017, Hogan Lovells distributed to Venable and Alston & Bird a draft of a proposed Amended and Restated Master Combination Agreement, which we refer to as the Amended and Restated Agreement, setting forth the OP merger changes and the classification and conversion changes.

On November 14, 2017, members of the NorthStar I special committee, members of the NorthStar II special committee and representatives of CLNS management, Moelis, Venable, Greenberg Traurig, Alston & Bird and Credit Suisse participated in a conference call during which representatives of CLNS management reviewed the reasons for the classification and conversion changes.

On the afternoon of November 14, 2017, the NorthStar I special committee held a meeting, at which representatives of Alston & Bird and Credit Suisse were present. At the meeting, the NorthStar I special committee discussed the Amended and Restated Agreement, including the OP merger changes and the classification and conversion changes contemplated thereby. After such discussion, the NorthStar I special committee, by unanimous vote: (i) determined that the changes to the combination agreement contemplated by the Amended and Restated Agreement are fair and reasonable to NorthStar I and are advisable and in the best interests of NorthStar I and the NorthStar I stockholders and are on terms and conditions that are no less favorable to NorthStar I than those available from unaffiliated third parties; and (ii) recommended that the NorthStar I board of directors determine that the changes to the combination agreement contemplated by the Amended and Restated Agreement are fair and reasonable to NorthStar I and are advisable and in the best interests of NorthStar I and the NorthStar I stockholders, and authorized and approved the execution, delivery and performance of the Amended and Restated Agreement.

Following the NorthStar I special committee meeting, on November 14, 2017, the NorthStar I board of directors held a meeting, at which representatives of Alston & Bird and Credit Suisse were present. At the meeting, the NorthStar I board of directors discussed the Amended and Restated Agreement, including the OP merger changes and the classification and conversion changes contemplated thereby. After discussion, the NorthStar I board of directors, following the recommendation of the NorthStar I special committee, then unanimously: (i) determined that the changes to the combination agreement contemplated by the Amended and Restated Agreement are fair and reasonable to NorthStar I and are advisable and in the best interests of NorthStar I and the NorthStar I stockholders; and (ii) authorized and approved the execution, delivery and performance of the Amended and Restated Agreement.

On the afternoon of November 14, 2017, the NorthStar II special committee held a meeting, at which representatives of Moelis, Venable and Greenberg Traurig were present. At the meeting, the NorthStar II special committee discussed the Amended and Restated Agreement, including the OP merger changes and the classification and conversion changes contemplated thereby. After such discussion, the NorthStar II special committee, by unanimous vote: (i) determined that the changes to the combination agreement contemplated by the Amended and Restated Agreement are fair and reasonable to NorthStar II and are advisable and in the best interests of NorthStar II and the NorthStar II stockholders and are on terms and conditions that are no less favorable to NorthStar II than those available from unaffiliated third parties; and (ii) recommended that the NorthStar II board of directors determine that the changes to the combination agreement contemplated by the Amended and Restated Agreement are fair and reasonable to NorthStar II and are advisable and in the best interests of NorthStar II and the NorthStar II stockholders and authorize and approve the execution, delivery and performance of the Amended and Restated Agreement.

Following the NorthStar II special committee meeting, on November 14, 2017, the NorthStar II board of directors held a meeting, at which representatives of Moelis, Venable and Greenberg Traurig were present. At the meeting, the NorthStar II board of directors discussed the Amended and Restated Agreement, including the OP merger changes and the classification and conversion changes contemplated thereby. After discussion, the NorthStar II board of directors, following the recommendation of the NorthStar II special committee, then unanimously: (i) determined that the changes to the combination agreement contemplated by the Amended and Restated Agreement are fair and reasonable to NorthStar II and are advisable and in the best interests of NorthStar II and the NorthStar II stockholders; and (ii) authorized and approved the execution, delivery and performance of the Amended and Restated Agreement.

Reasons for the NorthStar I Merger and Recommendation of the NorthStar I Board of Directors

The decision of the NorthStar I special committee and the NorthStar I board of directors to enter into the combination agreement was the result of careful consideration of numerous factors, including the following (in no particular order):

•	the NorthStar I board of directors’ understanding of the business, operations, financial condition, earnings and prospects of NorthStar I, including NorthStar I’s prospects as an independent entity and the fact that NorthStar I expected to consider alternatives for providing liquidity to NorthStar I common stockholders beginning five years from the completion of the NorthStar I Primary Offering, which was completed on July 1, 2013;

•	NorthStar I stockholders will have the opportunity to participate in the potential future growth of the Company and any future appreciation of the Company’s shares after the NorthStar I merger, because they will own approximately 32% of the Company (pre-IPO/Listing) as a result of the Combination;

•	the fact that no public trading market currently exists for the NorthStar I common stock and that NorthStar I stockholders will benefit from the liquidity of owning shares of a significantly larger company, the shares of which will be listed on a national securities exchange;

•	the proposed Combination will result in the creation of a publicly traded REIT with a larger, more diversified portfolio than NorthStar I and the expectation that the Company will have a lower cost of capital on a go-forward basis, which may result in improved return on equity and the ability to utilize additional leverage capacity;

•	the Company will be managed pursuant to a management agreement with terms similar to market terms for publicly traded commercial mortgage REITs, certain terms of which are more advantageous than those contained in NorthStar I’s existing management agreement, including lower management fees, the elimination of certain fees payable to the manager in connection with the acquisition and disposition of assets, and lower reimbursements of personnel costs;

•	the expectation that NorthStar I stockholders will benefit from better dividend distribution coverage as a result of a lower overall cost structure;

•	the state of the prevailing equity and debt capital markets, which, in the view of the NorthStar I special committee and the NorthStar I board of directors, currently indicate favorable valuation, cost of capital and initial public offering conditions for companies similar to the Company, and which conditions may not continue going forward;

•	the observation that the shares of certain publicly traded commercial mortgage REITs with market capitalizations over $1.0 billion currently trade at a premium to book value;

•	the potential for the Company to benefit from enhanced management focus on its investment strategy following the consolidation of NorthStar I and NorthStar II, which currently compete for similar investment opportunities;

•	the creation of a company expected to have a strong acquisition currency with potential M&A opportunities in the future;

•	the ability of the Company to redeploy capital received upon the maturity of its assets into investments with potentially higher risk-adjusted returns;

•	the fact that the exchange ratios in the Combination were based, in part, on a valuation of each party’s assets and liabilities performed by a third party on a consistent basis and that no premium will be paid for the assets of CLNS and NorthStar II;

•	the fact that the NorthStar I exchange ratio is subject to adjustment only under certain limited circumstances as set forth in the combination agreement and will not increase or decrease based upon changes in the full value of the assets and liabilities held by NorthStar I, NorthStar II or the Contributed Entities between the date of the combination agreement and the date of the consummation of the Combination;

•	the ability to complete the Combination on the anticipated schedule (including the likelihood of receiving the NorthStar I stockholder approval and the NorthStar II stockholder approval necessary to complete the Combination) given the commitment of the parties to complete the Combination pursuant to their respective obligations under the combination agreement;

•	the combination agreement provides NorthStar I with a 30-day “go-shop” period during which NorthStar I may actively solicit any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any NorthStar I acquisition proposal (as defined in “The Combination Agreement—Covenants and Agreements—No Solicitation or Negotiation of Acquisition Proposals” beginning on page 286 of this joint proxy statement/prospectus) by way of contacting third parties, which could result in a NorthStar I superior proposal (as defined in “The Combination Agreement—Covenants and Agreements—No Solicitation or Negotiation of Acquisition Proposals” beginning on page 286 of this joint proxy statement/prospectus), allowing NorthStar I, under certain specified circumstances, to terminate the combination agreement within 15 days after the expiration of the “go-shop” period upon payment of an approximately $21.7 million termination fee;

•	after expiration of the “go-shop” period, the combination agreement provides NorthStar I with the ability, under certain specified circumstances, to consider a NorthStar I acquisition proposal if the NorthStar I special committee determines, in good faith, that such proposal is reasonably expected to lead to a NorthStar I superior proposal and provides the NorthStar I board of directors with the ability, under certain specified circumstances, to make a change of recommendation (as defined in “Summary—No Change of Recommendation or Alternative Acquisition” beginning on page 41 of this joint proxy statement/prospectus) and to terminate the combination agreement following the change of recommendation by the NorthStar I board of directors and/or in order to enter into an agreement with respect to a NorthStar I superior proposal outside the “go-shop” process upon payment of an approximately $43.4 million termination fee;

•	the fact that the termination fee of approximately $21.7 million or approximately $43.4 million, as the case may be, payable by NorthStar I in certain circumstances was viewed by the NorthStar I special committee and the NorthStar I board of directors as reasonable and not likely to preclude any other party from making a competing acquisition proposal;

•	the fact that the up to an aggregate of $20.0 million of expense reimbursement payable by NorthStar I if the combination agreement is terminated in certain circumstances was viewed by the NorthStar I special committee and the NorthStar I board of directors as reasonable;

•	the fact that NorthStar I would receive a $10.0 million expense reimbursement if the combination agreement is terminated in certain circumstances, which the NorthStar I special committee and the NorthStar I board of directors believe would be adequate to compensate NorthStar I for certain of its expenses and would increase the probability that the Combination would be completed;

•	the restrictions on the conduct of NorthStar II’s and the Contributed Entities’ respective businesses between the date of the combination agreement and the date of the consummation of the Combination;

•	the post-closing governance structure of the Company, including that:

•	the Company board of directors will include a majority of independent directors;

•	CLNS OP will enter into a stockholders agreement with the Company that will provide, among other things,

•	that until the later of the two year anniversary of the closing of the Combination and the second annual meeting of the stockholders of the Company, (i) CLNS OP and its affiliates will be required to vote their shares of Company common stock in favor of the director nominees recommended by the Company board of directors and (ii) CLNS OP and its affiliates will not take any action to change the composition of the Company board of directors in a manner that results in the Company board of directors being comprised of less than a majority of independent directors; and

•	CLNS OP and RED REIT will enter into a customary lock-up agreement with the underwriters of any offering of shares of Company common stock for a term not to extend beyond the one-year anniversary of the closing of the Combination; and

•	CLNS OP and its affiliates will be prohibited pursuant to an ownership waiver letter between CLNS OP and the Company from acquiring more than 39% ownership of the Company on a fully diluted basis;

•	that under the combination agreement, NorthStar I is permitted to continue to pay regular dividends prior to the closing of the NorthStar I merger;

•	the NorthStar I merger is expected to qualify as a tax-free transaction to NorthStar I common stockholders, except with respect to cash received in lieu of fractional shares;

•	the ability of NorthStar I to pursue other strategic alternatives or remain a standalone entity in the event of the failure to consummate the Combination;

•	the fact that NorthStar I will not have to bear the entire risk of loss with respect to the NorthStar I excluded asset, in light of CLNS’s commitment (i) to purchase a senior interest therein for $65 million in cash and (ii) to provide up to an additional $10 million of senior funding upon the occurrence of certain events;

•	the ability for NorthStar I stockholders to realize value in the future on the NorthStar I excluded asset by virtue of transferring the remaining portion of such asset owned by NorthStar I to a liquidating trust for the benefit of NorthStar I stockholders;

•	the results of the due diligence review conducted by the legal advisors to the NorthStar I special committee regarding NorthStar II and the Contributed Entities and, in that regard, that NorthStar I’s management has a full understanding of NorthStar II’s and the Contributed Entities’ business and financial position given the advisory relationship between affiliates of CLNS and each of NorthStar I and NorthStar II;

•	the efforts of the NorthStar I special committee to evaluate and negotiate, with the assistance of its legal and financial advisors, the terms of the combination agreement and to make recommendations regarding the combination agreement to the NorthStar I board of directors;

•	the opinion, dated August 25, 2017, of Credit Suisse to the NorthStar I special committee as to the fairness, from a financial point of view and as of the date of the opinion, of the NorthStar I exchange ratio provided for in the NorthStar I merger, which opinion was based on and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, as more fully described in the section entitled “—Opinion of the NorthStar I Special Committee’s Financial Advisor” beginning on page 146 of this joint proxy statement/prospectus;

•	the fact that the NorthStar I merger, the NorthStar I first charter amendment and the NorthStar I second charter amendment are each subject to approval of the holders of a majority of the outstanding shares of NorthStar I common stock entitled to vote on those matters, and that such stockholders can reject the NorthStar I merger by voting against the NorthStar I merger for any reason, including if a higher offer were made prior to the NorthStar I special meeting (although NorthStar I may be required to reimburse expenses or, if it subsequently entered into a definitive agreement relating to and consummated an acquisition proposal, pay a termination fee under certain circumstances and subject to specified amounts); and

•	the fact that the parties to the combination agreement have agreed to certain parameters governing an underwritten public offering or listing of the Company class A common stock, and that such an offering or listing on terms inconsistent with those agreed-upon parameters cannot occur without the approval of the NorthStar I special committee and the NorthStar II special committee.

In addition, the NorthStar I special committee and the NorthStar I board of directors also identified and considered various risks and other potentially negative factors weighing against the NorthStar I merger, including:

•	the possible disruption to NorthStar I’s business that may result from the announcement and pendency of the Combination (including the possibility of litigation brought by or on behalf of CLNS, NorthStar I or NorthStar II stockholders challenging the Combination);

•	the fact that, while NorthStar I expects that the Combination will be consummated, there can be no assurance that all conditions to the parties’ obligations to consummate the Combination will be satisfied, and, as a result, the NorthStar I merger may not be consummated;

•	the challenges in absorbing the effect of any failure to complete the NorthStar I merger, including potential termination fees and stockholder reactions;

•	the fact that the Combination is conditioned on the listing of the shares of Company class A common stock on a national securities exchange in connection with an IPO or a Listing and that CLNS OP is not required to cause the Company to effect such IPO or Listing if CLNS OP determines, in its sole discretion, that market conditions are not favorable;

•	the fact that CLNS and its affiliates will receive approximately 37% of the total consideration issued in the Combination on a fully diluted basis (pre-IPO/Listing), with the ability to own up to 39% without further approval of the Company board of directors;

•	the fact that, prior to the Combination, there has not been and will not be established a public trading market for shares of Company common stock, and that NorthStar I stockholders cannot be sure of the market price of the shares of Company common stock they will receive as consideration;

•	the fact that the holders of NorthStar I common stock might not receive value for their shares of NorthStar I common stock in connection with the NorthStar I merger equal to or greater than either the most recently disclosed estimated value per share of $9.92 or the $10.00 per share purchase price paid for shares of NorthStar I common stock in the NorthStar I Primary Offering, and that greater value for the shares of NorthStar I common stock might have been received if a different liquidity event had been pursued, either currently or in the future;

•	the scale of the Company, the significant ownership of Company common stock by CLNS and its affiliates and the termination fee in the Company’s management agreement could limit future change of control transactions that would result in the payment of a premium for the shares of Company common stock received by stockholders of NorthStar I in the NorthStar I merger;

•	the fact that a portion of the shares of Company common stock to be received by holders of NorthStar I common stock in the NorthStar I merger will be subject to delayed listing and liquidity, as more fully described in the section entitled “Questions and Answers—What are the short-term liquidity restrictions on shares of the Company common stock that NorthStar I and NorthStar II stockholders are receiving?” beginning on page 4 of this joint proxy statement/prospectus;

•	if the NorthStar I stockholders approve the NorthStar I second charter amendment (which is a condition to the NorthStar I merger), the consummation of the NorthStar I merger will not trigger “Roll Up” procedures set forth in the NorthStar I charter;

•	the management agreement to be entered into by the Company may only be terminated under limited circumstances and only upon the payment of a termination fee equal to three times the sum of (i) the average annual base management fee and (ii) the average annual incentive fee, in each case earned by the Manager during the 24-month period immediately preceding the most recently completed calendar quarter prior to the date of termination;

•	NorthStar I, NorthStar II and CLNS are affiliated entities with common management, and there are conflicts of interest inherent when the individuals who comprise the management team of NorthStar I (who also comprise the management team of NorthStar II and are employees of CLNS) are assisting the NorthStar I board of directors, including in connection with the Combination, and some of the directors and executive officers of NorthStar I have interests in the Combination that are different from, or in addition to, other stockholders of NorthStar I, as more fully described in the section entitled “—Interests of NorthStar I’s Directors and Executive Officers in the Combination” beginning on page 180 of this joint proxy statement/prospectus;

•	after expiration of the “go-shop” period, the terms of the combination agreement place limitations on the ability of NorthStar I to solicit, initiate or knowingly encourage or knowingly facilitate any inquiry or proposal for, or engage in any negotiations concerning, or provide any confidential or nonpublic information or data to, or have any discussion with, any person relating to any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, any NorthStar I acquisition proposal, which could discourage other potential bidders from making a competing bid to acquire NorthStar I;

•	the right of the NorthStar II board of directors to terminate the combination agreement in order to accept a NorthStar II superior proposal, subject to certain conditions (including payment to NorthStar I of a portion of a termination fee);

•	the right of the NorthStar II board of directors to change its recommendation to the NorthStar II stockholders, upon the occurrence of certain intervening events, subject to certain conditions (including the payment to NorthStar I of a portion of a termination fee);

•	the risk that, under the terms of the combination agreement, NorthStar I may be obligated to pay termination fees in the approximate amount of $21.7 million or $43.4 million, as the case may be, in certain circumstances;

•	the restrictions in the combination agreement on the conduct of NorthStar I’s business between the date of the combination agreement and the effective time of the NorthStar I merger, which could delay or prevent NorthStar I from undertaking acquisition, disposition and other business opportunities that may arise pending completion of the Combination and generally change the manner in which NorthStar I has conducted its business and operations in the past;

•	the risk that the Combination might not be completed in a timely manner or at all;

•	that forecasts of future financial and operational results of the Company are necessarily estimates based on assumptions and may vary significantly from future performance;

•	the potential risk of diverting management focus and resources from operational matters and other strategic opportunities while working to implement the Combination;

•	the fact that NorthStar I’s agreed contribution value for purposes of valuing the merger consideration to be received by NorthStar I stockholders is less than the most recently disclosed estimated value per share determined by the NorthStar I board of directors on April 11, 2017 based on information available as of December 31, 2016;

•	with respect to the NorthStar I excluded asset:

•	there may be a significant delay to former NorthStar I stockholders in realizing the value of the NorthStar I excluded asset in cash, if any;

•	there may be significant costs incurred with respect to reporting and compliance with the securities laws by the liquidating trust if certain relief sought from the SEC with respect to the liquidating trust is not obtained;

•	there may be significant costs incurred with respect to operating the liquidating trust even if certain relief sought from the SEC is obtained; and

•	the liquidating trust may fail to achieve expectations with respect to the disposition of, and proceeds from, the NorthStar I retained asset contributed to the liquidating trust, and former NorthStar I stockholders may receive less than anticipated, or nothing, from the liquidating trust; and

•	various other risks associated with the Combination and the Company described in the section entitled “Risk Factors” beginning on page 57 of this joint proxy statement/prospectus and the matters described in the section entitled “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 88 of this joint proxy statement/prospectus.

The NorthStar I special committee and the NorthStar I board of directors considered these and other factors as a whole.

The foregoing discussion of certain information and factors considered by the NorthStar I special committee and the NorthStar I board of directors is not exhaustive but is intended to reflect the principal factors considered by the NorthStar I special committee and the NorthStar I board of directors in their consideration of the combination agreement and the transactions contemplated by the combination agreement. In light of the complexity and numerous factors considered, neither the NorthStar I special committee nor the NorthStar I board of directors assigned any relative or specific weight to those various factors. Rather, the NorthStar I special committee and the NorthStar I board of directors based their recommendations on the totality of the information presented to and considered by them. In addition, individual members of the NorthStar I special committee and the NorthStar I board of directors may have given weight to different factors not mentioned above. The foregoing discussion of the information and factors considered by the NorthStar I special committee and the NorthStar I board of directors utilized forward-looking information. This information should be read in light of the factors described under the section entitled “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 88 of this joint proxy statement/prospectus.

After carefully considering the various potentially positive and negative factors, including the foregoing, the NorthStar I special committee and the NorthStar I board of directors concluded that, overall, the potentially positive factors relating to the combination agreement and the transactions contemplated by the combination agreement outweighed the potentially negative factors. Accordingly, the NorthStar I board of directors, following the unanimous recommendation of the NorthStar I special committee, unanimously recommends that you vote “FOR” the NorthStar I merger proposal, “FOR” the NorthStar I first charter amendment proposal, “FOR” the NorthStar I second charter amendment proposal, and “FOR” the NorthStar I adjournment proposal.

Reasons for the NorthStar II Merger and Recommendation of the NorthStar II Board of Directors

The decision of the NorthStar II special committee and the NorthStar II board of directors to enter into the combination agreement was the result of careful consideration of numerous factors, including the following (in no particular order):

•	the NorthStar II board of directors’ understanding of the business, operations, financial condition, earnings and prospects of NorthStar II;

•	the creation of a company that is more diversified than NorthStar II and the expectation of a lower cost of capital on a go-forward basis, which may result in improved return on equity and the ability to utilize additional leverage capacity;

•	the Company will be managed pursuant to a management agreement with terms similar to market terms for publicly traded commercial mortgage REITs, certain terms of which are more advantageous than those contained in NorthStar II’s existing management agreement, including lower management fees, the elimination of certain fees payable to the manager in connection with the acquisition and disposition of assets, and lower reimbursements of personnel costs;

•	the fact that no public trading market currently exists for the NorthStar II common stock and that NorthStar II stockholders will benefit from the liquidity of owning shares of a significantly larger company, the shares of which will be listed on a national securities exchange;

•	the state of the prevailing equity and debt capital markets, which, in the view of the NorthStar II special committee and the NorthStar II board of directors, currently indicate favorable valuation, cost of capital and initial public offering conditions for companies similar to the Company, and which conditions may not continue going forward;

•	the observation that the stock of certain publicly traded commercial mortgage REITs with market capitalizations over $1.0 billion currently trade at a premium to book value;

•	the expectation that NorthStar II stockholders will benefit from better dividend distribution coverage as a result of a lower overall cost structure;

•	the potential for the Company to benefit from enhanced management focus on its investment strategy following the consolidation of NorthStar I and NorthStar II, which currently compete for similar investment opportunities;

•	the creation of a company expected to have a strong acquisition currency with potential M&A opportunities in the future;

•	the near-term maturity of certain assets of NorthStar I and the Contributed Entities and the ability of the Company to redeploy capital received upon the maturity of such assets into investments with potentially higher risk-adjusted returns;

•	the oral opinion delivered on August 25, 2017, subsequently confirmed in writing, of Moelis to the NorthStar II special committee as to the fairness, from a financial point of view, as of such date, of the consideration to be received by the holders of the NorthStar II common stock in the NorthStar II merger, which opinion was based on and subject to the assumptions and qualifications made, procedures followed, factors considered and limitations on the review undertaken more fully described in the section entitled “—Opinion of the NorthStar II Special Committee’s Financial Advisor”;

•	the fact that the exchange ratios in the Combination were based, in part, on a valuation of each party’s assets and liabilities performed by a third party on a consistent basis and that no premium will be paid for the assets of CLNS and NorthStar I;

•	the fact that the NorthStar II exchange ratio is subject to adjustment only under certain limited circumstances as set forth in the combination agreement and will not increase or decrease based upon changes in the full value of the assets and liabilities held by NorthStar I, NorthStar II or the Contributed Entities between the date of the combination agreement and the date of the consummation of the Combination;

•	the ability of holders of NorthStar II common stock to benefit from the future performance of the Company because they will own approximately 31.1% of the company (pre-IPO/Listing) as a result of the Combination;

•	the ability to complete the Combination on the anticipated schedule (including the likelihood of receiving the NorthStar I stockholder approval and the NorthStar II stockholder approval necessary to complete the Combination) given the commitment of the parties to complete the Combination pursuant to their respective obligations under the combination agreement;

•	the efforts of the NorthStar II special committee to evaluate and negotiate, with the assistance of its legal and financial advisors, the terms of the combination agreement and to make recommendations regarding the combination agreement to the NorthStar II board of directors;

•	the combination agreement provides NorthStar II a 30-day “go-shop” period during which period NorthStar II may actively solicit any inquiries or the making of any proposal, that constitutes, or may reasonably be expected to lead to, any NorthStar II acquisition proposal (as defined in “The Combination Agreement— Covenants and Agreements—No Solicitation or Negotiation of Acquisition Proposals” beginning on page 286 of this joint proxy statement/prospectus) by way of contacting third parties, which could result in a NorthStar II superior proposal (as defined in “The Combination Agreement— Covenants and Agreements—No Solicitation or Negotiation of Acquisition Proposals” beginning on page 286 of this joint proxy statement/prospectus), allowing NorthStar II, under certain specified circumstances, to terminate the combination agreement within 15 days after the expiration of the “go-shop” period upon the payment of an approximately $20.8 million termination fee;

•	after expiration of the “go-shop” period, the combination agreement provides NorthStar II with the ability, under certain specified circumstances, to consider a NorthStar II acquisition proposal if the NorthStar II special committee determines, in good faith, it is reasonably expected to lead to a NorthStar II superior proposal and provides the NorthStar II board of directors with the ability, under certain specified circumstances, to make a change of recommendation (as defined in “Summary—No Change of Recommendation or Alternative Acquisition” beginning on page 41 of this joint proxy statement/prospectus) and to terminate the combination agreement following the change of recommendation by the NorthStar II board of directors and/or in order to enter into an agreement with respect to a NorthStar II superior proposal outside the “go-shop” process upon payment of an approximately $41.6 million termination fee;

•

the fact that the termination fee of approximately $20.8 million or approximately $41.6 million, as the case may be, payable by NorthStar II in certain circumstances was viewed by the NorthStar II special committee and the NorthStar II board of directors, after consultation with its advisors, as reasonable and not likely to preclude any other party from making a competing acquisition proposal;

•	the fact that the up to an aggregate of $20.0 million of expense reimbursement payable by NorthStar II if the combination agreement is terminated in certain circumstances was viewed by the NorthStar II special committee and the NorthStar II board of directors as reasonable;

•	the fact that NorthStar II would receive a $10.0 million expense reimbursement if the combination agreement is terminated in certain circumstances, which the NorthStar II special committee and the NorthStar II board of directors believe would be adequate to compensate NorthStar II for certain of its expenses and would increase the probability that the Combination would be completed;

•	the fact that the NorthStar II merger and the NorthStar II charter amendment are each subject to approval of the holders of a majority of the outstanding shares of NorthStar II common stock entitled to vote on the matter, and that such stockholders can reject the NorthStar II merger by voting against the NorthStar II merger for any reason, including if a higher offer were made prior to the NorthStar II special meeting (although NorthStar II may be required to reimburse expenses or, if it subsequently entered into a definitive agreement relating to and consummated an acquisition proposal, pay a termination fee under certain circumstances and subject to specified amounts);

•	the results of the due diligence review conducted by the legal advisor of NorthStar II and the legal and financial advisor of the NorthStar II special committee regarding NorthStar I and the Contributed Entities and, in that regard, that NorthStar II’s management has a full understanding of NorthStar I’s and the Contributed Entity’s business and financial position due to the advisory relationship between CLNS and each of NorthStar I and NorthStar II;

•	the fact that NorthStar II’s and the NorthStar II special committee’s legal and financial advisors interacted with the NorthStar II special committee directly and regularly throughout the process, which provided the NorthStar II special committee with perspectives on the process from outside advisors;

•	the restrictions on the conduct of NorthStar I’s and the Contributed Entities’ respective businesses between the date of the combination agreement and the date of the consummation of the Combination;

•	the post-closing governance structure of the Company, including that:

•	the Company board of directors will include a majority of independent directors;

•	CLNS OP will enter into a stockholders agreement with the Company that will provide, among other things:

•	that until the later of the two year anniversary of the closing of the Combination and the second annual meeting of the stockholders of the Company, (i) CLNS OP and its affiliates will be required to vote their shares of Company common stock in favor of the director nominees recommended by the Company board of directors and (ii) CLNS OP and its affiliates will not take any action to change the composition of the Company board of directors in a manner that results in the Company board of directors being comprised of less than a majority of independent directors; and

•	CLNS OP and RED REIT will enter into a customary lock-up agreement with the underwriters of any offering of shares of Company common stock for a term not to extend beyond the one-year anniversary of the closing of the Combination; and

•	CLNS OP and its affiliates will be prohibited pursuant to an ownership waiver letter between CLNS OP and the Company from acquiring more than 39% ownership of the Company on a fully diluted basis;

•	that under the combination agreement, NorthStar II is permitted to continue to pay regular dividends prior to the closing of the NorthStar II merger;

•	the NorthStar II merger is expected to qualify as a tax-free transaction to NorthStar II stockholders, except with respect to cash received in lieu of fractional shares;

•	the ability of NorthStar II to pursue other strategic alternatives or remain a standalone entity in the event of the failure to consummate the Combination; and

•	the fact that the parties to the combination agreement have agreed to certain parameters governing an underwritten public offering or listing of the Company class A common stock, and that such an offering or listing on terms inconsistent with those agreed-upon parameters cannot occur without the approval of the NorthStar I special committee and the NorthStar II special committee.

In addition, the NorthStar II special committee and the NorthStar II board of directors also identified and considered various risks and other potentially negative factors weighing against the NorthStar II merger, including:

•	the possible disruption to NorthStar II’s business that may result from the announcement and pendency of the Combination (including the possibility of litigation brought by or on behalf of CLNS, NorthStar I or NorthStar II stockholders challenging the Combination);

•	the fact that, while NorthStar II expects that the Combination will be consummated, there can be no assurance that all conditions to the parties’ obligations to consummate the Combination will be satisfied, and, as a result, the NorthStar II merger may not be consummated;

•	the challenges in absorbing the effect of any failure to complete the Mergers, including potential termination fees and stockholder reactions;

•	the fact that the Combination is conditioned on the listing of the shares of Company class A common stock on a national securities exchange in connection with an IPO or a Listing and that CLNS OP is not required to cause the Company to effect such IPO or Listing if CLNS OP determines, in its sole discretion, that market conditions are not favorable;

•	the fact that CLNS and its affiliates will receive approximately 37% of the total consideration issued in the Combination on a fully diluted basis (pre-IPO/Listing), with the ability to own up to 39% without further approval of the Company board of directors;

•	the fact that the holders of NorthStar II common stock might not receive value for their shares of NorthStar II common stock in connection with the NorthStar II merger equal to or greater than either the most recently disclosed estimated value per share of $9.26 or the purchase price paid for shares of NorthStar II common stock in the NorthStar II Primary Offering, and that greater value for the shares of NorthStar II common stock might have been received if a different liquidity event had been pursued, either currently or in the future;

•	the scale of the Company, the significant ownership of Company common stock by CLNS and its affiliates and the termination fee in the Company’s management agreement could limit future change of control transactions that would result in the payment of a premium for the shares of Company common stock received by stockholders of NorthStar II in the NorthStar II merger;

•	the fact that, prior to the Mergers there has not been and will not be established a public trading market for shares of Company common stock, and that NorthStar II stockholders cannot be sure of the market price of the shares of Company common stock they will receive as consideration;

•	the fact that a portion of the shares of Company common stock to be received by holders of NorthStar II common stock in the NorthStar II merger will be subject to delayed listing and liquidity, as more fully described in the section entitled “Questions and Answers—What are the short-term liquidity restrictions on shares of the Company common stock that NorthStar I and NorthStar II stockholders are receiving?” beginning on page 4 of this joint proxy statement/prospectus;

•	the NorthStar II merger will occur earlier than the original time frame contemplated for a liquidity event and, accordingly, the current composition and maturity of the assets may not reflect the value that could be realized if NorthStar II were to continue as a standalone entity;

•	if the NorthStar II stockholders approve the NorthStar II charter amendment (which is a condition to the NorthStar II merger), the consummation of the NorthStar II merger will not trigger “Roll Up” procedures set forth in the NorthStar II charter;

•	the management agreement to be entered into by the Company may only be terminated under limited circumstances and only upon the payment of a termination fee equal to three times the sum of (i) the average annual base management fee and (ii) the average annual incentive fee, in each case earned by the Manager during the 24-month period immediately preceding the most recently completed calendar quarter prior to the date of termination;

•	NorthStar I, NorthStar II and CLNS are affiliated entities with common management, and there are conflicts of interest inherent when the individuals who comprise the management team of NorthStar II (who also comprise the management team of NorthStar I and are employees of CLNS) are assisting the NorthStar II board of directors in connection with the Combination and some of the directors and executive officers of NorthStar II have interests in the Combination that are different from, or in addition to, other stockholders of NorthStar II, as more fully described in the section entitled “—Interests of NorthStar II’s Directors and Executive Officers in the Combination” beginning on page 182 of this joint proxy statement/prospectus;

•	after expiration of the “go-shop” period, the terms of the combination agreement place limitations on the ability of NorthStar II to solicit, initiate or knowingly encourage or knowingly facilitate any inquiry or proposal for, or engage in any negotiations concerning, or provide any confidential or nonpublic information or data to, or have any discussion with, any person relating to any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, any NorthStar II acquisition proposal, which could discourage other potential bidders from making a competing bid to acquire NorthStar II;

•	the right of the NorthStar I board of directors to terminate the combination agreement in order to accept a NorthStar I superior proposal, subject to certain conditions (including payment to NorthStar II of a portion of a termination fee);

•	the right of the NorthStar I board of directors to change its recommendation to the NorthStar I stockholders, upon the occurrence of certain intervening events, subject to certain conditions (including the payment to NorthStar II of a portion of a termination fee);

•	the risk that, under the terms of the combination agreement, NorthStar II may be obligated to pay termination fees in the approximate amount of $20.8 million or $41.6 million, as the case may be, in certain circumstances;

•	the restrictions in the combination agreement on the conduct of NorthStar II’s business between the date of the combination agreement and the effective time of the NorthStar II merger, which could delay or prevent NorthStar II from undertaking acquisition, disposition and other business opportunities that may arise pending completion of the Combination and generally change the manner in which NorthStar II has conducted its business and operations in the past;

•	the risk that the Combination might not be completed in a timely manner or at all;

•	that forecasts of future financial and operational results of the Company are necessarily estimates based on assumptions and may vary significantly from future performance;

•	the potential risk of diverting management focus and resources from operational matters and other strategic opportunities while working to implement the Combination;

•	the fact that NorthStar II’s agreed contribution value for purposes of valuing the merger consideration to be received by NorthStar II stockholders is less than the most recently disclosed estimated value per share determined by the NorthStar II board of directors on December 22, 2016 based on information available as of September 30, 2016; and

•	various other risks associated with the Combination and the Company described in the section entitled “Risk Factors” beginning on page 57 of this joint proxy statement/prospectus and the matters described in the section entitled “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 88 of this joint proxy statement/prospectus.

The NorthStar II special committee and the NorthStar II board of directors considered these and other factors as a whole.

The foregoing discussion of certain information and factors considered by the NorthStar II special committee and the NorthStar II board of directors is not exhaustive but is intended to reflect the principal factors considered by the NorthStar II special committee and the NorthStar II board of directors in their consideration of the combination agreement and the transactions contemplated by the combination agreement. In light of the complexity and numerous factors considered, neither the NorthStar II special committee nor the NorthStar II board of directors assigned any relative or specific weight to those various factors. Rather, the NorthStar II special committee and the NorthStar II board of directors based their recommendations on the totality of the information presented to and considered by them. In addition, individual members of the NorthStar II special committee and the NorthStar II board of directors may have given weight to different factors not mentioned above. The foregoing discussion of the information and factors considered by the NorthStar II special committee and the NorthStar II board of directors utilized forward-looking information. This information should be read in light of the factors described under the section entitled “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 88 of this joint proxy statement/prospectus.

After carefully considering the various potentially positive and negative factors, including the foregoing, the NorthStar II special committee and the NorthStar II board of directors concluded that, overall, the potentially positive factors relating to the combination agreement and the transactions contemplated by the combination agreement outweighed the potentially negative factors. Accordingly, the NorthStar II board of directors, following the unanimous recommendation of the NorthStar II special committee, unanimously recommends that you vote “FOR” the NorthStar II merger proposal, “FOR” the NorthStar II charter amendment proposal, and “FOR” the NorthStar II adjournment proposal.

Reasons for the Contribution by CLNS of the CLNS Investment Entities

The decision of the CLNS board of directors to enter into the combination agreement was the result of careful consideration of numerous factors, including the following (in no particular order):

•	the CLNS board of directors’ understanding of the business, operations, financial conditions, earnings and prospects of each of NorthStar I and NorthStar II, given the advisory relationship between affiliates of CLNS and each of NorthStar I and NorthStar II;

•	the creation of a company with an attractive, stabilized, well-diversified and income-oriented initial investment portfolio and attractive market opportunities across targeted investment strategies, geographies and asset classes;

•	the ability of CLNS to simplify its balance sheet so as to enable it to focus on previously identified real estate verticals and corresponding investment management;

•	the creation of a company dedicated to investing in real estate credit with anticipated fixed and steady returns, dividend earning potential and the potential for capital appreciation;

•	the creation of a company with a differentiated strategy diversified across income-oriented assets that is expected to mitigate reinvestment risk and provide a more sustainable and flexible business plan and alignment with the core strengths of CLNS, as the Company’s sponsor;

•	the ability of CLNS to create a permanent vehicle, through the Company, to grow its debt platform and increase its investment management capabilities and assets under management;

•	the expectation of a lower cost of capital on a go-forward basis at the Company, which may result in improved return on equity and the ability to utilize additional leverage capacity;

•	the states of the prevailing equity and debt capital markets, which, in the view of the CLNS board of directors, currently indicate favorable valuation, cost of capital and initial public offering conditions for companies similar to the Company, and which conditions may not continue going forward;

•	the fact that the Company will be managed by an affiliate of CLNS pursuant to a management agreement with terms similar to market terms for publicly traded commercial mortgage REITs, which enables CLNS to leverage earnings through investment management economics and earn underlying asset returns as well as receive fee income;

•	the observation that the stock of certain publicly traded commercial mortgage REITs with market capitalizations over $1.0 billion currently trade at a premium to book value;

•	the ability of the Company to redeploy capital received upon the maturity of certain assets into investments with potentially higher risk-adjusted returns;

•	the fact that the exchange ratios in the Combination were based, in part, on a valuation of each party’s assets and liabilities performed by a third party on a consistent basis and that no premium will be paid for the assets of NorthStar I and NorthStar II;

•	the fact that the Combination is conditioned on the listing of the shares of Company class A common stock on a national securities exchange in connection with an IPO or a Listing and that CLNS OP is not required to cause the Company to effect such IPO or listing if CLNS OP determines, in its sole discretion, that market conditions are not favorable;

•	the ability of CLNS OP to benefit from the future performance of the Company because it and its affiliates will own approximately 37% of the Company (pre-IPO/listing) as a result of the Combination, with the ability to own up to 39% without further approval of the Company board of directors;

•	the ability to complete the Combination on the anticipated schedule (including the likelihood of receiving the NorthStar I stockholder approval and the NorthStar II stockholder approval necessary to complete the Combination) given the commitment of the parties to complete the Combination pursuant to their respective obligations under the combination agreement;

•	the fact that the up to an aggregate of $20.0 million of expense reimbursement payable by CLNS OP if the combination agreement is terminated in certain circumstances was viewed by the CLNS board of directors as reasonable;

•	the fact that CLNS OP would receive a $10.0 million expense reimbursement if the combination agreement is terminated in certain circumstances, which the CLNS board of directors believes would be adequate to compensate CLNS OP for certain of its expenses and would increase the probability that the Combination would be completed; and

•	the restrictions on the conduct of NorthStar I’s and NorthStar II’s respective businesses between the date of the combination agreement and the date of the consummation of the Combination.

In addition, the CLNS board of directors also identified and considered various risks and other potentially negative factors weighing against the Combination, including:

•	the possible disruption to the Contributed Entities’ businesses that may result from the announcement and pendency of the Combination (including the possibility of litigation brought by or on behalf of CLNS, NorthStar I or NorthStar II stockholders challenging the Combination);

•	the fact that, while CLNS expects that the Combination will be consummated, there can be no assurance that all conditions to the parties’ obligations to consummate the Combination will be satisfied, and, as a result, the Combination may not be consummated in a timely manner or at all;

•	the fact that, prior to the Combination, there has not been and will not be established a public trading market for shares of Company common stock, and there can be no assurance of the market price of the shares of Company common stock to be received by the parties in the Combination as consideration;

•	the right of each of the NorthStar I board of directors and the NorthStar II board of directors (with the prior approval of the NorthStar I special committee and the NorthStar II special committee, as the case may be) to terminate the combination agreement in order to accept a NorthStar I superior proposal or a NorthStar II superior proposal, respectively, subject to certain conditions (including payment of a termination fee);

•	the right of each of the NorthStar I board of directors and the NorthStar II board of directors to change its recommendation to the NorthStar I board of directors or the NorthStar II stockholders, respectively, upon the occurrence of certain intervening events, subject to certain conditions (including the payment to of a termination fee);

•	the restrictions in the combination agreement on the conduct of the Contributed Entities’ businesses between the date of the combination agreement and the closing of the CLNS OP Contribution and the RED REIT Contribution, which could delay or prevent a Contributed Entity from undertaking acquisition, disposition and other business opportunities that may arise pending completion of the Combination and generally change the manner in which the Contributed Entities have conducted their respective businesses and operations in the past;

•	that forecasts of future financial and operational results of the Company are necessarily estimates based on assumptions and may vary significantly from future performance; and

•	various other risks associated with the Combination and the Company described in the section entitled “Risk Factors” beginning on page 57 of this joint proxy statement/prospectus and the matters described in the section entitled “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 88 of this joint proxy statement/prospectus.

The CLNS board of directors considered these and other factors as a whole.

The foregoing discussion of certain information and factors considered by the CLNS board of directors is not exhaustive but is intended to reflect the principal factors considered by the CLNS board of directors in their consideration of the combination agreement and the transactions contemplated by the combination agreement. In light of the complexity and numerous factors considered, the CLNS board of directors did not assign any relative or specific weight to those various factors. Rather, the CLNS board of directors based its determination on the totality of the information presented to and considered by them. In addition, individual members of the CLNS board of directors may have given weight to different factors not mentioned above. The foregoing discussion of the information and factors considered by the CLNS board of directors utilized forward-looking information. This information should be read in light of the factors described under the section entitled “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 88 of this joint proxy statement/prospectus.

After carefully considering the various potentially positive and negative factors, including the foregoing, the CLNS board of directors concluded that, overall, the potentially positive factors relating to the combination agreement and the transactions contemplated by the combination agreement outweighed the potentially negative factors. Accordingly, the CLNS board of directors, in its capacity as the board of the sole managing member of CLNS OP, authorized and approved the combination agreement and the transactions contemplated by the combination agreement.

Opinion of the NorthStar I Special Committee’s Financial Advisor

NorthStar I has engaged Credit Suisse to act as the NorthStar I special committee’s financial advisor in connection with the proposed NorthStar I merger. As part of this engagement, the NorthStar I special committee requested that Credit Suisse evaluate the fairness, from a financial point of view, of the NorthStar I exchange ratio provided for in the NorthStar I merger. On August 25, 2017, at a meeting of the NorthStar I special committee held to evaluate the proposed NorthStar I merger, Credit Suisse rendered an oral opinion, confirmed by delivery of a written opinion dated August 25, 2017, to the NorthStar I special committee to the effect that, as of that date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, the NorthStar I exchange ratio provided for in the NorthStar I merger was fair, from a financial point of view, to holders of NorthStar I common stock (other than CLNS and its affiliates).

The full text of Credit Suisse’s written opinion, dated August 25, 2017, to the NorthStar I special committee, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Credit Suisse in connection with such opinion, is attached to this joint proxy statement/prospectus as Annex D and is incorporated into this joint proxy statement/prospectus by reference in its entirety. The description of Credit Suisse’s opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of Credit Suisse’s opinion. Credit Suisse’s opinion was provided to the NorthStar I special committee (in its capacity as such) for its information in connection with its evaluation of the NorthStar I exchange ratio from a financial point of view and did not address any related transactions or any other terms, aspects or implications of the proposed NorthStar I merger or related transactions, including the relative merits of the NorthStar I merger or any related transactions as compared to alternative transactions or strategies that might be available to NorthStar I or the underlying business decision of NorthStar I to proceed with the NorthStar I merger and related transactions. Credit Suisse’s opinion does not constitute advice or a recommendation to any stockholder as to how such stockholder should vote or act on any matter relating to the proposed NorthStar I merger, any related transactions or otherwise.

In arriving at its opinion, Credit Suisse reviewed a draft, dated August 25, 2017, of the combination agreement, certain publicly available business and financial information relating to NorthStar I and NorthStar II and certain business and financial information relating to the Contributed Entities and the Company. Credit Suisse also reviewed certain other information relating to NorthStar I, NorthStar II and the Contributed Entities, each on a standalone and on a combined basis, and the Company as provided to or discussed with Credit Suisse by the management of certain subsidiaries of CLNS that serve as external advisors to NorthStar I and NorthStar II (such subsidiaries, collectively, the “Advisors”), including materials prepared by the third-party firm as to the net asset values of NorthStar I, NorthStar II and the Contributed Entities (the “NAV materials”) and financial forecasts and estimates relating to NorthStar I, NorthStar II, the Contributed Entities and the Company prepared by the Advisors, in each case as reviewed and approved by the NorthStar I special committee, and Credit Suisse met with the management of the Advisors to discuss the businesses and prospects of NorthStar I, NorthStar II, the Contributed Entities and the Company. Credit Suisse also considered certain financial data relating to NorthStar I, NorthStar II and the Contributed Entities, and Credit Suisse compared that data with similar data for publicly held companies in businesses Credit Suisse deemed relevant, and Credit Suisse considered, to the extent publicly available, the financial terms of certain other business combinations and transactions which had been effected or announced. Credit Suisse also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which it deemed relevant.

In connection with its review, Credit Suisse did not independently verify any of the foregoing information and Credit Suisse assumed and relied upon such information being complete and accurate in all material respects. Credit Suisse assumed, with the NorthStar I special committee’s consent, without independent verification, that the internal unaudited financial statements with respect to the Contributed Entities provided to Credit Suisse were accurate and complete in all respects and fairly represented the items described therein and that, when available as contemplated by the combination agreement, the audited financial statements relating to the Contributed Entities would not reflect any information that would be meaningful in any respect to Credit Suisse’s analyses or opinion. With respect to the financial forecasts and estimates for NorthStar I, NorthStar II, the Contributed Entities and the Company that Credit Suisse was directed by the NorthStar I special committee to utilize in its analyses, the management of the Advisors advised Credit Suisse, and Credit Suisse assumed, with the NorthStar I special committee’s consent, that such forecasts and estimates were reasonably prepared on bases reflecting the best currently available estimates and judgments of such management as to the future financial performance of NorthStar I, NorthStar II, the Contributed Entities and the Company and the other matters covered thereby and were appropriate for Credit Suisse’s use for purposes of its analyses and opinion. With respect to the NAV materials provided to or discussed with Credit Suisse, Credit Suisse assumed, with the NorthStar I special committee’s consent, that such materials were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the preparer thereof and were a reasonable basis on which to evaluate the matters covered thereby. Credit Suisse expressed no opinion as to any financial forecasts or estimates (including, without limitation, the NAV materials) or the assumptions on which they were based.

Credit Suisse relied, with the NorthStar I special committee’s consent and without independent verification, upon the assessments of the Advisors and CLNS, as applicable, as to, among other things, (i) related transactions, including with respect to the timing thereof and the assets, liabilities and financial and other terms involved, (ii) the potential impact on NorthStar I, NorthStar II, the Contributed Entities and the Company of market, competitive, cyclical and other trends in and prospects for, and governmental, regulatory and legislative matters relating to or otherwise affecting, the mortgage, CRE and real estate asset investment and asset management industries and related credit and financial markets, including with respect to interest rates, (iii) existing and future relationships, agreements and arrangements with, and the ability to attract, retain and/or replace, key employees of the Advisors and CLNS and key tenants, joint venture partners, third-party servicers and other commercial relationships of NorthStar I, NorthStar II, the Contributed Entities and the Company and (iv) the ability to execute the investment strategy of the Company and related entities. Credit

Suisse assumed, with the NorthStar I special committee’s consent, that there would be no developments with respect to any such matters, or any adjustments to the NorthStar I exchange ratio, that would have an adverse effect on NorthStar I, NorthStar II, the Contributed Entities, the Company, the NorthStar I merger or related transactions or that otherwise would be meaningful in any respect to Credit Suisse’s analyses or opinion.

In connection with its opinion, Credit Suisse was not requested to make, and it did not make, an independent evaluation or appraisal of the assets or liabilities (contingent, accrued, derivative, off-balance sheet or otherwise) of NorthStar I, NorthStar II, the Contributed Entities, the Company or any other entity, nor was Credit Suisse furnished with any such evaluations or appraisals other than the NAV materials, and Credit Suisse’s analyses should not be construed as such. Credit Suisse is not an appraiser nor an expert in evaluating, and, with the NorthStar I special committee’s consent, for purposes of Credit Suisse’s opinion Credit Suisse did not make any analysis of, nor did Credit Suisse express any opinion or view as to, any liquidating trust interest (or related debt instruments) or mortgage, loan or lease portfolios or individual credit files or the adequacy or sufficiency of allowances for doubtful accounts and credit losses, provisions for loan losses, loan loss reserves or any other similar matters. Credit Suisse was advised by the management of the Advisors and therefore Credit Suisse assumed, with the NorthStar I special committee’s consent, that any such allowances, provisions and reserves were, and on a pro forma basis giving effect to the NorthStar I merger and related transactions would be, in the aggregate adequate and sufficient to cover such losses.

Credit Suisse assumed, with the NorthStar I special committee’s consent, that, in the course of obtaining any regulatory or third-party consents, approvals, agreements or waivers in connection with the NorthStar I merger and related transactions, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, would be imposed or occur that would have an adverse effect on NorthStar I, NorthStar II, the Contributed Entities, the Company, the NorthStar I merger or related transactions or that otherwise would be meaningful in any respect to Credit Suisse’s analyses or opinion and that the NorthStar I merger and related transactions would be consummated in accordance with the terms of the combination agreement and related documents and in compliance with all applicable laws, documents and other requirements without waiver, modification or amendment of any material term, condition or agreement thereof. Representatives of the Advisors advised Credit Suisse, and Credit Suisse also assumed, with the NorthStar I special committee’s consent, that the terms of the combination agreement, when executed, would conform in all material respects to the terms reflected in the draft reviewed by Credit Suisse. Credit Suisse’s opinion related to the relative values of NorthStar I, NorthStar II, the Contributed Entities and the Company. Credit Suisse assumed, with the NorthStar I special committee’s consent, that (i) the Company and the Company OP would retain or acquire all assets, properties and rights necessary for their respective operations and (ii) neither the Company or the Company OP nor any of their respective subsidiaries would directly or indirectly retain any assets or assume or incur any liabilities that were not contemplated to be retained, assumed or incurred as a result of the NorthStar I merger, related transactions or otherwise. Credit Suisse also assumed, with the NorthStar I special committee’s consent, that the NorthStar I merger and related transactions, to the extent applicable, would qualify for the intended tax treatment contemplated by the combination agreement. Credit Suisse was advised by the Advisors, and Credit Suisse further assumed, with the NorthStar I special committee’s consent, that each of NorthStar I and NorthStar II has operated in conformity with the requirements for qualification as a REIT for U.S. federal income tax purposes since its election to be taxed as a REIT, that the Company would in connection with the NorthStar I merger and related transactions elect to be taxed as a REIT and would thereafter continue to be operated in conformity with the requirements for qualification as a REIT for U.S. federal income tax purposes and that the NorthStar I merger and related transactions would not adversely affect such REIT status or the operations of the Company. Credit Suisse did not express any opinion with respect to tax, accounting, regulatory, legal or similar matters and Credit Suisse relied, with the NorthStar I special committee’s consent, upon the assessments of representatives of the Advisors as to such matters.

Credit Suisse’s opinion addressed only the fairness, from a financial point of view and as of its date, of the NorthStar I exchange ratio (to the extent expressly specified in such opinion), without regard to individual circumstances of, or the allocation or relative fairness among, securityholders or any premium or discount for liquidity, control, voting or otherwise or other rights, preferences, restrictions or limitations that may be attributable to any securities or distinguish the holders thereof. Credit Suisse’s opinion did not address any related transactions or any other consideration payable in, or other terms, aspects or implications of, the NorthStar I merger or related transactions, including, without limitation, the form or structure of the NorthStar I merger, the form or structure, or financial or other terms of, related transactions, any listing on an exchange or initial public offering, any stockholders agreement, lock-up and registration rights agreement, liquidating trust agreement, purchase agreement relating to the liquidating trust asset, management agreement or any other agreement, arrangement or understanding entered into in connection with, related to or contemplated by the NorthStar I merger, related transactions or otherwise. Credit Suisse’s opinion also did not address the fairness of the amount or nature of, or any other aspect relating to, any compensation or other consideration to any officers, directors, employees or stockholders of any party to the NorthStar I merger or related transactions or any related entities, or class of such persons, relative to the NorthStar I exchange ratio or otherwise. The issuance of Credit Suisse’s opinion was approved by Credit Suisse’s authorized internal committee.

Credit Suisse’s opinion was necessarily based upon information made available to Credit Suisse as of the date of Credit Suisse’s opinion and financial, economic, market and other conditions as they existed and could be evaluated on that date. As the NorthStar I special committee was aware, the credit, financial and stock markets, and the industries in which NorthStar I, NorthStar II, the Contributed Entities and the Company operate or will operate, have experienced and continue to experience volatility and Credit Suisse expressed no opinion or view as to any potential effects of such volatility on NorthStar I, NorthStar II, the Contributed Entities or the Company (or their respective businesses), the NorthStar I merger or related transactions. It should be understood that subsequent developments may affect Credit Suisse’s opinion, and Credit Suisse does not have any obligation to update, revise or reaffirm its opinion. Credit Suisse did not express any opinion as to the value of any liquidating trust interest (or related debt instruments) or what the value of the Company common stock actually would be when issued pursuant to the NorthStar I merger or the prices at which the Company common stock, NorthStar I common stock, any liquidating trust interest (or related debt instruments) or other securities would trade or be transferable at any time, including following consummation of the NorthStar I merger and related transactions. Credit Suisse’s opinion also did not address the relative merits of the NorthStar I merger or any related transactions as compared to alternative transactions or strategies that might be available to NorthStar I, nor did it address the underlying business decision of NorthStar I to proceed with the NorthStar I merger and related transactions. In connection with Credit Suisse’s engagement, Credit Suisse was not requested to, and it did not, undertake a third-party solicitation process on behalf of NorthStar I with respect to the acquisition of all or a part of NorthStar I; however, Credit Suisse was requested, following public announcement of the original combination agreement and as contemplated by the provisions thereof, to undertake a “go-shop” process on behalf of NorthStar I and at the direction of the NorthStar I special committee to solicit third-party indications of interest in the acquisition of NorthStar I.

In preparing its opinion to the NorthStar I special committee, Credit Suisse performed a variety of financial and comparative analyses, including those described below. The summary of Credit Suisse’s analyses described below is not a complete description of the analyses underlying Credit Suisse’s opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. Credit Suisse arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis. Accordingly, Credit Suisse believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In its analyses, Credit Suisse considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of NorthStar I, NorthStar II, the Advisors and CLNS. No company, business or transaction used for comparative purposes in Credit Suisse’s analyses is identical to NorthStar I, NorthStar II, the Contributed Entities, the Company or the NorthStar I merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions analyzed. The estimates contained in Credit Suisse’s analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the results derived from, Credit Suisse’s analyses are inherently subject to substantial uncertainty.

Credit Suisse was not requested to, and it did not, determine or recommend the NorthStar I exchange ratio, which was determined through negotiations between NorthStar I, NorthStar II and CLNS, and the decision to enter into the combination agreement was solely that of the NorthStar I board of directors. Credit Suisse’s opinion and financial analyses were only one of many factors considered by the NorthStar I special committee in its evaluation of the NorthStar I exchange ratio and should not be viewed as determinative of the views of the NorthStar I special committee, the NorthStar I board of directors or management with respect to the NorthStar I merger or the NorthStar I exchange ratio.

Financial Analyses

The summary of the financial analyses described below under “—Selected Public Companies Analyses,” “—Selected Precedent Transactions Analyses” and “—Dividend Discount Analyses” is a summary of the material financial analyses reviewed with the NorthStar I special committee on August 25, 2017 in connection with Credit Suisse’s opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand Credit Suisse’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Credit Suisse’s financial analyses. For purposes of the analyses and additional information described below, the term (i) “NorthStar I forecasts,” “NorthStar II forecasts” and “Company forecasts” refer to financial forecasts and estimates relating to NorthStar I, NorthStar II and the Company, respectively, prepared by the Advisors, in each case as reviewed and approved by the NorthStar I special committee, (ii) “range of value materials” means the NAV materials, reflecting ranges of estimated net asset values (as of March 31, 2017 and subject to the limitations, assumptions and qualifications contained therein) of the assets and certain liabilities of NorthStar I, NorthStar II and the Contributed Entities provided by the third-party firm as adjusted by the Advisors to reflect a June 30, 2017 roll-forward NAV as further described below, (iii) “core EPS” (a) generally means, on a per share basis, net income (loss) under U.S. generally accepted accounting principles, referred to as U.S. GAAP, including realized gains and losses not otherwise included in such net income (loss), and without reflecting non-cash equity compensation expense, incentive compensation payable to an external manager (if applicable), depreciation and amortization of real estate and associated intangibles, unrealized gains (losses) or other similar non-cash items recorded in net income for the applicable period, regardless of whether such items are included in other comprehensive income or loss or in net income, and one-time events pursuant to changes in U.S. GAAP and non-cash adjustments as determined by the relevant asset manager and board of directors and (b) in the case of NorthStar I, NorthStar II and the Company, means, on a per share basis, net income attributable to stockholders adjusted, as applicable, for depreciation and amortization attributable to stockholders, net amortization of premiums, discounts and fees on investments and borrowings, amortization of capitalized above/below market leases, acquisition fees, straight-line rental income, realized/unrealized gains on investments and adjustments related to non-controlling interests, (iv) “book value” means book value as adjusted for real estate-related accumulated depreciation and preferred equity at liquidation value, as applicable, (v) “liquidating trust amount” means the unpaid principal balance of the NorthStar I retained asset per the Advisors, and (vi) “June 30, 2017 roll-forward NAV” means the observed midpoint of the ranges of estimated net asset values (as of March 31, 2017) of the assets and certain liabilities of NorthStar I, NorthStar II or the Contributed Entities, as the case may be, which ranges of estimated net asset values were provided by the third-party firm and rolled forward by the Advisors from March 31, 2017 to June 30, 2017 taking into account principal repayments, asset sales, acquisitions, financings and capital returns (as applicable); in the case of the June 30, 2017 roll-forward NAVs of NorthStar I and NorthStar II, Credit Suisse took into account NorthStar I’s and NorthStar II’s respective ownership percentages in selected real estate equity investments not wholly owned by NorthStar I or NorthStar II, as applicable.

For purposes of deriving approximate implied pro forma equity ownership percentages of holders of NorthStar I common stock in the Company (prior to an IPO) based on the selected public companies and selected precedent transactions analyses described below, the low-end (or high-end, as the case may be) of each such approximate implied ownership reference range was calculated by subtracting the liquidating trust amount from the low-end (or high-end) of the approximate implied aggregate equity value reference range for NorthStar I from the relevant analysis and dividing by the sum of the resulting amount and the high-ends (or low-ends) of the approximate implied aggregate equity value reference ranges for NorthStar II and the Contributed Entities from such analysis.

For purposes of deriving approximate implied pro forma equity ownership percentages of holders of NorthStar I common stock in the Company (prior to an IPO) based on the dividend discount analyses described below, the low-end (or high-end, as the case may be) of such approximate implied ownership reference range was calculated by subtracting the liquidating trust amount from the low-end (or high-end) of the approximate implied aggregate equity value reference range for NorthStar I from such analysis and dividing by the high-end (or low-end) of the approximate implied aggregate equity value reference range derived for the Company from such analysis.

For purposes of deriving approximate implied exchange ratio reference ranges as reflected in the analyses described below, the low-end (or high-end, as the case may be) of such range was calculated taking into account the number of shares of Company common stock issuable to holders of NorthStar I common stock based on (i) the unrounded low-end (or high-end) of the approximate pro forma equity ownership percentage of holders of NorthStar I common stock in the Company (and corresponding approximate implied pro forma equity ownership percentage in the Company for CLNS and its affiliates and NorthStar II stockholders, collectively) implied from the selected public companies analyses, selected precedent transactions analyses or dividend discount analyses, as the case may be, (ii) the number of shares of Company common stock to be held by NorthStar II stockholders and CLNS and its affiliates prior to an IPO as provided by the Advisors and (iii) the number of fully diluted shares of NorthStar I as provided by the Advisors.

Selected Public Companies Analyses

In performing separate selected public companies analyses of NorthStar I, NorthStar II and the Contributed Entities, Credit Suisse reviewed certain financial information relating to NorthStar I, NorthStar II and the Contributed Entities and certain financial and stock market information relating to the following four selected publicly traded companies in the mortgage, CRE and real estate asset investment and asset management industries, collectively referred to as the Tier I selected companies. Credit Suisse also reviewed, for informational purposes, certain financial and stock market information relating to the following three additional selected publicly traded companies in the mortgage, CRE and real estate asset investment and asset management industries, referred to as the Tier II selected companies and, together with the Tier I selected companies, referred to as the selected companies.

Tier I selected companies	Tier II selected companies
• Ares Commercial Real Estate Corporation	• Apollo Commercial Real Estate Finance, Inc.
• Granite Point Mortgage Trust Inc.	• Blackstone Mortgage Trust, Inc.
• KKR Real Estate Finance Trust Inc.	• Starwood Property Trust, Inc.
• TPG RE Finance Trust, Inc.

Credit Suisse reviewed, among other information, stock prices (as of August 24, 2017, the last trading day prior to the date of the original combination agreement) as multiples of calendar year 2018 estimated core EPS and latest reported quarter book value. Financial data of the selected companies were based on public filings and other publicly available information. Financial data of NorthStar I was based on the NorthStar I forecasts and the range of value materials. Financial data of NorthStar II was based on the NorthStar II forecasts and the range of value materials. Financial data of the Contributed Entities was based on the range of value materials.

The overall low to high calendar year 2018 estimated core EPS multiples and latest reported quarter book value multiples observed for the Tier I selected companies were 10.4x to 11.5x (with a mean of 10.9x and a median of 10.8x) and 0.91x to 1.02x (with a mean of 0.98x and a median of 1.00x), respectively. For informational purposes, Credit Suisse noted that the overall low to high calendar year 2018 estimated core EPS multiples and latest reported quarter book value multiples observed for the Tier II selected companies were 8.8x to 11.9x (with a mean of 10.3x and a median of 10.1x) and 1.11x to 1.26x (with a mean of 1.18x and a median of 1.18x), respectively.

For NorthStar I, utilizing, among other things, the NorthStar I forecasts and the range of value materials, Credit Suisse applied selected ranges of calendar year 2018 estimated core EPS multiples and latest reported quarter book value multiples of 10.4x to 11.5x and 0.91x to 1.02x, respectively, derived from the Tier I selected companies to the calendar year 2018 estimated core EPS and the June 30, 2017 roll-forward NAV per share of NorthStar I. This analysis indicated an approximate implied aggregate equity value reference range for NorthStar I of $821 million to $1,192 million.

For NorthStar II, utilizing, among other things, the NorthStar II forecasts and the range of value materials, Credit Suisse applied selected ranges of calendar year 2018 estimated core EPS multiples and latest reported quarter book value multiples of 10.4x to 11.5x and 0.91x to 1.02x, respectively, derived from the Tier I selected companies to the calendar year 2018 estimated core EPS and the June 30, 2017 roll-forward NAV per share of NorthStar II. This analysis indicated an approximate implied aggregate equity value reference range for NorthStar II of $813 million to $1,122 million.

For the Contributed Entities, utilizing, among other things, the range of value materials, Credit Suisse applied a selected range of latest reported quarter book value multiples of 0.91x to 1.02x derived from the Tier I selected companies to the June 30, 2017 roll-forward NAV of the Contributed Entities. This analysis indicated an approximate implied aggregate equity value reference range for the Contributed Entities of $1,111 million to $1,245 million.

For purposes of deriving an approximate implied exchange ratio reference range, Credit Suisse calculated, based on the approximate implied aggregate equity value reference ranges resulting from these analyses, an approximate implied pro forma equity ownership reference range for holders of NorthStar I common stock in the Company (prior to an IPO) of approximately 23.7% to 36.5%. Utilizing such approximate implied pro forma equity ownership reference range, Credit Suisse calculated the following approximate implied exchange ratio reference range, as compared to the NorthStar I exchange ratio:

Implied Exchange Ratio Reference Range	NorthStar I Exchange Ratio
0.2282x – 0.4230x	0.3532x

Selected Precedent Transactions Analyses

In performing separate selected precedent transactions analyses of NorthStar I, NorthStar II and the Contributed Entities, Credit Suisse reviewed publicly available financial information relating to the following eight selected transactions involving target companies in the mortgage, CRE and real estate asset investment and asset management industries, collectively referred to as the selected transactions:

Announcement Date	Acquiror	Target
6/3/16	NorthStar Asset Management Group Inc.	Colony Capital, Inc.
6/3/16	NorthStar Asset Management Group Inc.	NorthStar Realty Finance Corp.
4/7/16	Sutherland Asset Management Corporation	ZAIS Financial Corp.
2/26/16	Apollo Commercial Real Estate Finance, Inc.	Apollo Residential Mortgage, Inc.
4/11/16	Annaly Capital Management, Inc.	Hatteras Financial Corp.
3/2/16	ARMOUR Residential REIT, Inc.	JAVELIN Mortgage Investment Corp.
1/31/13	Annaly Capital Management, Inc.	CreXus Investment Corp.
2/24/10	Brookfield Asset Management Inc.	Crystal River Capital, Inc.

Credit Suisse reviewed, among other information, transaction values of the selected transactions as multiples, to the extent meaningful, of such target companies’ latest reported quarter book value prior to the announcement dates of the relevant transactions. Financial data of the selected transactions were based on public filings and other publicly available information. Financial data of NorthStar I, NorthStar II and the Contributed Entities was based on the range of value materials.

The overall low to high latest reported quarter book value multiples observed for the selected transactions, to the extent meaningful (greater than zero), were 0.79x to 1.10x (with a mean of 0.90x and a median of 0.88x).

For NorthStar I, Credit Suisse applied, based on its professional judgment and taking into consideration, among other things, the types of transactions and business and financial characteristics of the target companies involved in the selected transactions, a selected range of latest reported quarter book value multiples of 0.85x to 1.00x derived from the selected transactions to the June 30, 2017 roll-forward NAV per share of NorthStar I based on the range of value materials. This analysis indicated an approximate implied aggregate equity value reference range for NorthStar I of $994 million to $1,169 million.

For NorthStar II, Credit Suisse applied, based on its professional judgment and taking into consideration, among other things, the types of transactions and business and financial characteristics of the target companies involved in the selected transactions, a selected range of latest reported quarter book value multiples of 0.85x to 1.00x derived from the selected transactions to the June 30, 2017 roll-forward NAV per share of NorthStar II based on the range of value materials. This analysis indicated an approximate implied aggregate equity value reference range for NorthStar II of $901 million to $1,060 million.

For the Contributed Entities, Credit Suisse applied, based on its professional judgment and taking into consideration, among other things, the types of transactions and business and financial characteristics of the target companies involved in the selected transactions, a selected range of latest reported quarter book value multiples of 0.85x to 1.00x derived from the selected transactions to the June 30, 2017 roll-forward NAV of the Contributed Entities based on the range of value materials. This analysis indicated an approximate implied aggregate equity value reference range for the Contributed Entities of $1,038 million to $1,221 million.

For purposes of deriving an approximate implied exchange ratio reference range, Credit Suisse calculated, based on the approximate implied aggregate equity value reference ranges resulting from these analyses, an approximate implied pro forma equity ownership reference range for holders of NorthStar I common stock in the Company (prior to an IPO) of approximately 28.5% to 35.8%. Utilizing such approximate implied pro forma equity ownership reference range, Credit Suisse calculated the following approximate implied exchange ratio reference range, as compared to the NorthStar I exchange ratio:

Implied Exchange Ratio Reference Range	NorthStar I Exchange Ratio
0.2928x – 0.4111x	0.3532x

Dividend Discount Analyses

Credit Suisse performed separate dividend discount analyses of NorthStar I and the Company to calculate the estimated present value of the distributable cash flows that NorthStar I and the Company were forecasted to generate during the fiscal years ending December 31, 2018 through December 31, 2023 based on, in the case of NorthStar I, the NorthStar I forecasts and, in the case of the Company, the Company forecasts. Credit Suisse calculated terminal values for NorthStar I and the Company by applying to NorthStar I’s and the Company’s respective estimated book value as of December 31, 2023 (including, in the case of NorthStar I, the difference between the June 30, 2017 roll-forward NAV of NorthStar I based on the range of value materials and the book value as of June 30, 2017 of NorthStar I as reflected in public filings) a selected range of book value multiples of 0.9x to 1.0x based on Credit Suisse’s professional judgment and taking into account, among other things, observed implied latest reported quarter book value multiples of the Tier I selected companies. The present values (as of December 31, 2017) of the distributable cash flows and terminal values were then calculated using a selected range of discount rates of 6.5% to 8.0% derived from a cost of equity calculation using a capital asset pricing model, which takes into account factors such as returns in equity markets generally and on risk-free investments and the volatility in a company’s common stock. This analysis indicated approximate implied aggregate equity value reference ranges for NorthStar I and the Company (before giving effect, in the case of the Company, to the shares issuable in, and the net proceeds derived from, an IPO) of $1,055 million to $1,208 million and $3,209 million to $3,647 million, respectively.

For purposes of deriving an approximate implied exchange ratio reference range, Credit Suisse calculated, based on the approximate implied aggregate equity value reference ranges resulting from these analyses, an approximate implied pro forma equity ownership reference range for holders of NorthStar I common stock in the Company (prior to an IPO) of approximately 26.6% to 35.0%. Utilizing such approximate implied pro forma equity ownership reference range, Credit Suisse calculated the following approximate implied exchange ratio reference range, as compared to the NorthStar I exchange ratio:

Implied Exchange Ratio Reference Range	NorthStar I Exchange Ratio
0.2662x – 0.3955x	0.3532x

Certain Additional Information

As additional information that was not considered part of Credit Suisse’s financial analyses with respect to its opinion but was noted for informational purposes, Credit Suisse provided an illustrative “Has/Gets” dividend discount analysis. Credit Suisse compared (i) the approximate implied per share equity values of NorthStar I derived from Credit Suisse’s dividend discount analysis of NorthStar I described above under “—Dividend Discount Analyses” with (ii) the sum of (a) the portion of the approximate implied per share equity values of the Company allocable to a share of NorthStar I common stock based on the NorthStar I exchange ratio, derived generally using the same methodology as described above for the Company under “—Dividend Discount Analyses” and by calculating an implied terminal value for the Company using a selected range of book value multiples of 0.90x to 1.15x, based on Credit Suisse’s professional judgment and taking into account, among other things, observed implied latest reported quarter book value multiples of the selected companies (with particular focus on the observed implied latest reported quarter book value multiples of the Tier I selected companies in the case of the low-end of such range and the observed implied latest reported quarter book value multiples of the Tier II selected companies in the case of the high-end of such range), and (b) the illustrative approximate implied per share equity values attributable to a liquidating trust unit based on the present value (as of December 31, 2017) of the cash flow that the liquidating trust was forecasted by the Advisors to generate during the fiscal years ending December 31, 2018 through December 31, 2021, calculated using a selected discount rate range of 6.5% to 8.0% derived from a cost of equity calculation using a capital asset pricing model, which takes into account factors such as returns in equity markets generally and on risk-free investments and the volatility in a company’s common stock. This indicated that the NorthStar I merger, together with the distribution in a related transaction to holders of NorthStar I common stock of liquidating trust units, potentially could result in incremental value for holders of NorthStar I common stock. This overview was shown for illustrative purposes and not as an indication of actual future results or values which may vary based on various factors, including market conditions and financial performance.

Miscellaneous

NorthStar I selected Credit Suisse to act as the NorthStar I special committee’s financial advisor in connection with the NorthStar I merger based on Credit Suisse’s qualifications, experience and reputation. Credit Suisse is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

NorthStar I has agreed to pay Credit Suisse for its financial advisory services in connection with the proposed NorthStar I merger an aggregate fee of $7 million, of which portions were payable in connection with Credit Suisse’s engagement and monthly thereafter and upon delivery of Credit Suisse’s opinion and approximately $3 million is contingent upon consummation of the NorthStar I merger. Credit Suisse also may be entitled to an additional fee of up to $1 million, at the sole discretion of the NorthStar I special committee, upon consummation of the NorthStar I merger. In addition, NorthStar I has agreed to reimburse Credit Suisse for its expenses, including fees and expenses of legal counsel, and to indemnify Credit Suisse and certain related parties for certain liabilities and other items, including liabilities under the federal securities laws, arising out of or related to its engagement.

As the NorthStar I special committee was aware, Credit Suisse and its affiliates in the past have provided and currently are providing investment banking and other financial services to CLNS and certain of its affiliates unrelated to the NorthStar I merger and related transactions for which Credit Suisse and its affiliates have received and would expect to receive compensation, including, during the two-year period prior to the date of

Credit Suisse’s opinion, (i) having acted as a financial advisor to Colony Capital, Inc. in connection with the merger transaction pursuant to which CLNS was formed and (ii) having acted or acting as joint lead arranger, joint bookrunner and syndication agent for, and/or as a lender under, certain credit facilities of a subsidiary of CLNS or relating to certain properties of CLNS. During the two-year period prior to the date of Credit Suisse’s opinion, Credit Suisse and its affiliates received aggregate fees of approximately $10.5 million from CLNS. Credit Suisse and its affiliates may provide investment banking or other financial services to CLNS, NorthStar I, NorthStar II, the Company and their respective affiliates in the future for which Credit Suisse and its affiliates would expect to receive compensation.

Credit Suisse is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, Credit Suisse and its affiliates may acquire, hold or sell, for Credit Suisse’s and its affiliates’ own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of CLNS, NorthStar I, NorthStar II, the Company and their respective affiliates and any other company that may be involved in the NorthStar I merger or related transactions, as well as provide investment banking and other financial services to such companies.

Certain Unaudited Prospective Financial Information of NorthStar I

NorthStar I does not, as a matter of course, publicly disclose long-term projections as to future revenues, earnings or other results given, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates. However, in connection with the evaluation of a possible transaction involving NorthStar I, NorthStar I provided the NorthStar I special committee, the NorthStar I board of directors, Credit Suisse, NorthStar II and CLNS (and the NorthStar II special committee’s and CLNS’s respective advisors) with certain non-public unaudited prospective financial information relating to NorthStar I covering multiple years that were prepared internally by NorthStar I and not for public disclosure.

A summary of certain of that unaudited prospective financial information, which we refer to as the NorthStar I Standalone Projections, is not being included in this joint proxy statement/prospectus to influence your decision whether to vote for or against the NorthStar I merger proposal, the NorthStar I first charter amendment proposal or the NorthStar I second charter amendment proposal. The inclusion of this information should not be regarded as an indication that the NorthStar I special committee, the NorthStar I board of directors, their respective advisors or any other person considered, or now considers, the NorthStar I Standalone Projections to be material or necessarily predictive of actual future results, and the NorthStar I Standalone Projections should not be relied upon as such. NorthStar I’s management’s internal prospective financial information, upon which the NorthStar I Standalone Projections were based, is subjective in many respects. There can be no assurance that the NorthStar I Standalone Projections will be realized or that actual results will not be significantly higher or lower than forecasted. The NorthStar I Standalone Projections cover multiple years and such information by its nature becomes subject to greater uncertainty with each successive year. As a result, the inclusion of the NorthStar I Standalone Projections in this joint proxy statement/prospectus should not be relied on as necessarily predictive of actual future events.

In addition, the NorthStar I Standalone Projections were not prepared with a view toward public disclosure or toward complying with U.S. GAAP, the published guidelines of the SEC regarding projections and the use of non-U.S. GAAP measures or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither NorthStar I’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the NorthStar I Standalone Projections contained in this joint proxy statement/prospectus, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The NorthStar I Standalone Projections include certain non-U.S. GAAP financial measures. Non-U.S. GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with U.S. GAAP, and non-U.S. GAAP financial measures as presented in this joint proxy statement/prospectus may not be comparable to similarly titled amounts used by NorthStar I or other companies. The footnotes to the table below provide certain supplemental information with respect to the calculation of these non-U.S. GAAP financial measures.

Additionally, although the NorthStar I Standalone Projections presented below are presented with numerical specificity, they are not facts. The NorthStar I Standalone Projections were based on numerous variables and assumptions that were deemed to be reasonable as of the respective dates when such projections were finalized. Such assumptions are inherently uncertain and may be beyond the control of NorthStar I. Important factors that may affect actual results and cause the NorthStar I Standalone Projections not to be achieved include, but are not limited to, risks and uncertainties relating to NorthStar I’s business (including its ability to achieve strategic goals, objectives and targets), industry performance, the legal and regulatory environment, general business and economic conditions and other factors described or referenced under the section entitled “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 88 of this joint proxy statement/prospectus. In addition, the NorthStar I Standalone Projections reflect assumptions that are subject to change and do not reflect revised prospects for NorthStar I’s business, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the NorthStar I Standalone Projections were prepared. NorthStar I has not prepared revised NorthStar I Standalone Projections to take into account other variables that have changed since the date on which the NorthStar I Standalone Projections were finalized. There can be no assurance that the NorthStar I Standalone Projections will be realized or that NorthStar I’s future financial results will not materially vary from the NorthStar I Standalone Projections.

Except as may be required by law, NorthStar I does not intend to update or otherwise revise the NorthStar I Standalone Projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying such prospective financial information are not realized.

In developing the NorthStar I Standalone Projections, NorthStar I’s management made certain material assumptions with respect to NorthStar I for the periods covered by the NorthStar I Standalone Projections, including the following: (i) annual dividends of $0.70 per share and issuance of $8.9 million of shares of NorthStar I common stock per quarter pursuant to the NorthStar I DRP at $9.92; (ii) repurchase of $9.4 million of shares of NorthStar I common stock per quarter pursuant to the NorthStar I SRP at $9.42 per share; (iii) management fee is based on 1.25% of average invested assets in each quarter; (iv) general and administrative expense is based on 0.75% of average invested assets in the past 12 months, subject to the limitation on reimbursement of operating expenses greater than 2% of average invested assets or 25% of net income; (v) a minimum cash balance of $25 million; (vi) investments that are 50% or more owned are consolidated, with all other investments presented on a pro rata basis; (vii) capital from maturing investments in a given quarter is redeployed in the following quarter in accordance with certain deployment assumptions; (viii) no sale of NorthStar I operating real estate over the applicable period; and (ix) 1% of committed capital for acquisition fee, 0.75% of sale price for disposition fee and no incentive fee.

The following is a summary of the NorthStar I Standalone Projections (in millions):

	Years Ending December 31,
	2017E	2018E	2019E
Net Income(1)	$48	$82	$76
FFO(2)	$61	$79	$81

(1)	For purposes of this section, Net Income is calculated as interest income from debt and CMBS investments, less interest expense on debt and CMBS investments, less provision for loan losses, plus operating real estate net operating income, plus private equity secondary income, plus gains (losses) on real estate asset sales, less mortgage interest expense, less base management fee, less general and administrative expense, less additional general and administrative expense, less acquisition and disposition fees, less depreciation and amortization and less taxes.

(2)	For purposes of this section, FFO is calculated as Net Income less non-controlling interest expense, plus depreciation and amortization and less depreciation and amortization related to non-controlling interests. FFO should not be considered as an alternative to net income (loss), determined in accordance with U.S. GAAP, as an indicator of operating performance. NorthStar I’s computation of FFO may not be comparable to other REITs that do not calculate FFO using the same method.

Opinion of the NorthStar II Special Committee’s Financial Advisor

At a meeting of the NorthStar II special committee on August 25, 2017 to evaluate the Combination, Moelis delivered to the NorthStar II special committee an oral opinion, which was confirmed by delivery of a written opinion, dated August 25, 2017, addressed to the NorthStar II special committee to the effect that, as of the date of the opinion and based upon and subject to the conditions and limitations set forth in the written opinion, the 0.0351 shares of Company class B-1 common stock, 0.1580 shares of Company class B-2 common stock, and 0.1580 shares of Company class B-3 common stock (collectively, the “NorthStar II merger consideration”) to be received for each share of NorthStar II common stock held by the holders of shares of NorthStar II common stock in the NorthStar II merger was fair, from a financial point of view, to such holders (other than CLNS and its affiliates). At a meeting of the NorthStar II special committee on November 14, 2017 to evaluate the proposed Amended and Restated Agreement, Moelis confirmed that liquidity matters were not taken into account for purposes of the analysis it performed in connection with rendering its opinion, dated as of August 25, 2017, and, as such, had the classification and conversion changes been reflected in the original combination agreement, they would not have been material to Moelis’ analysis or changed the conclusion reflected in its opinion.

The full text of Moelis’ written opinion dated August 25, 2017, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex E to this joint proxy statement/prospectus and is incorporated herein by reference. Moelis’ opinion was provided for the use and benefit of the NorthStar II special committee (solely in its capacity as such) in its evaluation of the Combination. Moelis’ opinion is limited solely to the fairness, from a financial point of view, to the holders of shares of NorthStar II common stock, other than CLNS and its affiliates, of the NorthStar II merger consideration to be received by the holders of shares of NorthStar II common stock in the NorthStar II merger, and does not address NorthStar II’s underlying business decision to effect the Combination or the relative merits of the Combination as compared to any alternative business strategies or transactions that might be available to NorthStar II. Moelis’ opinion does not constitute a recommendation as to how any holder of securities should vote or act with respect to any of the Combination or any other matter. Moelis’ opinion was approved by a Moelis fairness opinion committee.

In arriving at its opinion, Moelis, among other things:

•	reviewed certain publicly available business and financial information relating to NorthStar II, NorthStar I and CLNS;

•	reviewed estimated ranges of the fair market value of the assets and certain liabilities of NorthStar II, NorthStar I and the Contributed Entities prepared by the third-party firm (the “ranges of values”);

•	reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of NorthStar II furnished to Moelis by NorthStar II, including financial forecasts provided to or discussed with Moelis by the management of NorthStar II (the “NorthStar II Forecasts”);

•	reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of NorthStar I furnished to Moelis by NorthStar I, including financial forecasts provided to or discussed with Moelis by the management of NorthStar I;

•	reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects with respect to assets of the Contributed Entities furnished to Moelis by CLNS, including financial forecasts provided to or discussed with Moelis by the management of CLNS (the “Contributed Entities Forecasts”);

•	reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company on a pro-forma basis giving effect to the Combination furnished to Moelis by CLNS, including financial forecasts provided to or discussed with Moelis by the management of CLNS (the “Company Forecasts”);

•	reviewed certain internal information relating to the expected cost savings expected to result from the Combination (the “Expected Cost Savings”) and certain other pro forma financial effects of the Combination, including assumptions with respect to an IPO, furnished to Moelis by CLNS;

•	conducted discussions with members of the senior managements and representatives of NorthStar II, NorthStar I and CLNS concerning the information described above, as well as the businesses and prospects of NorthStar II, NorthStar I, the Contributed Entities and the Company on a pro-forma basis giving effect to the Combination generally;

•	reviewed publicly available financial and stock market data of certain other companies in lines of business that Moelis deemed relevant;

•	reviewed the financial terms of certain other transactions that Moelis deemed relevant;

•	reviewed a draft, dated August 25, 2017, of the combination agreement (including drafts of certain of the documents that are exhibits thereto);

•	participated in certain discussions and negotiations among representatives of NorthStar II, NorthStar I and CLNS and their advisors; and

•	conducted such other financial studies and analyses and took into account such other information as Moelis deemed appropriate.

In connection with its review, with the consent of the NorthStar II special committee, Moelis relied on the information supplied to, discussed with or reviewed by Moelis for purposes of its opinion being complete and accurate in all material respects. Moelis did not assume any responsibility for independent verification of any of such information. With the consent of the NorthStar II special committee, Moelis relied upon, without independent verification, the assessment of NorthStar II and its legal, tax, regulatory and accounting advisors with respect to legal, tax, regulatory and accounting matters. With respect to the financial forecasts and other information relating to NorthStar II, NorthStar I, the assets of the Contributed Entities, the Company on a pro forma basis giving effect to the Combination, Expected Cost Savings and other pro forma financial effects including assumptions with respect to the IPO referred to above, Moelis assumed, at the direction of the NorthStar II special committee, that such financial forecasts and other information were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of NorthStar II as to the future performance of NorthStar II; of the management of NorthStar I as to the future performance of NorthStar I; and of the management of CLNS as to the future performance of the assets of the Contributed Entities and the Company on a pro forma basis giving effect to the Combination and as to such Expected Cost Savings (including the amount, timing and achievability thereof) and such other pro forma financial effects, including the assumptions with respect to the initial public offering of the Company. Moelis also assumed, at the direction of the NorthStar II special committee, that the future financial results (including Expected Cost Savings) reflected in such forecasts and other information would be achieved at the times and in the amounts projected. Moelis also assumed, at the direction of the NorthStar II special committee, that the initial public offering of the Company or listing (without an initial public offering) of the Company class A common stock would be effected within the IPO/Listing Parameters (as defined in the combination agreement). Moelis expressed no views as to the reasonableness of any financial forecasts, Expected Cost Savings, pro forma financial effects, including the assumptions with respect to the initial public offering of the Company, or the IPO/Listing Parameters or the assumptions on which they were based. Furthermore, the NorthStar II special committee advised Moelis, and Moelis assumed, with the consent of the NorthStar II special committee, that the shares of Company common stock to be issued to the holders of NorthStar II common stock in the NorthStar II merger will represent, in the aggregate, approximately 31% of the outstanding shares of Company common stock immediately after giving effect to the Combination, assuming the exchange for shares of Company common stock of all Company OP Units being issued in the RED REIT Contribution, but without giving effect to the shares of Company common stock to be issued in an initial public offering of the Company. In addition, with the consent of the NorthStar II special committee, Moelis did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of NorthStar II, NorthStar I or the Contributed Entities, nor was Moelis furnished with any such evaluation or appraisal (other than the ranges of values, as to which Moelis expressed no opinion).

Moelis’ opinion did not address NorthStar II’s underlying business decision to effect the Combination or the relative merits of the Combination as compared to any alternative business strategies or transactions that might be available to NorthStar II and did not address any legal, regulatory, tax or accounting matters. At the direction of the NorthStar II special committee, Moelis was not asked to, and did not, offer any opinion as to any terms of the combination agreement (including the documents that are exhibits thereto) or any aspect or implication of the Combination, except for the fairness of the NorthStar II merger consideration, from a financial point of view, to the holders of NorthStar II common stock (other than CLNS and its affiliates). Moelis’ opinion relates to the relative value of a share of NorthStar II common stock as compared to the NorthStar II merger consideration. With the consent of the NorthStar II special committee, Moelis expressed no opinion as to what the value of Company common stock actually will be when issued pursuant to the Combination or the price at which the shares of Company class A common stock may trade at any time and did not take into account any illiquidity discount with respect to the shares of NorthStar II common stock or Company common stock for purposes of its analyses. In rendering its opinion, Moelis assumed, with the consent of NorthStar II special committee, that the final executed form of the combination agreement (including the documents that are exhibits thereto) would not differ in any respect that could be material to Moelis’ analysis from the drafts thereof that Moelis reviewed, that the Combination would be consummated in accordance with their terms without any waiver or modification that could be material to Moelis’ analysis, and that the parties to the combination agreement (including the documents that are exhibits thereto) would comply with all the material terms of the combination agreement (including the documents that are exhibits thereto). Moelis assumed, with the consent of the NorthStar II special committee, that all governmental, regulatory or other consents or approvals necessary for the completion of the Combination would be obtained without the imposition of any delay, limitation, restriction, divestiture or condition that would have an adverse effect on the Company on a pro forma basis giving effect to the Combination, NorthStar II, NorthStar I, the Contributed Entities or on the expected benefits of the Combination, except to the extent that could not be material to Moelis’ analysis. In addition, representatives of NorthStar II advised Moelis, and Moelis assumed, with the consent of the NorthStar II special committee, that the NorthStar II merger, the CLNS OP Contribution, the RED REIT Contribution, the NorthStar I merger and the Company Contribution would qualify as a tax-free reorganization, tax-free transaction or tax-free transfer for federal income tax purposes. Moelis was not authorized to solicit, and did not solicit, prior to the date of its opinion, indications of interest in a possible transaction with NorthStar II from any party, but understood that it would be authorized to solicit indications of interests on behalf of NorthStar II from third-parties after the execution of the combination agreement in accordance with the terms of the combination agreement.

Moelis’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Moelis as of, the date of the opinion, and Moelis assumed no responsibility to update its opinion for developments after the date of the opinion.

Set forth below under “—Dividend Discount Analyses,” “—Selected Public Companies Analysis,” “—Selected Transactions Analysis” and “—Value Creation Analysis” is a summary of the material financial analyses presented by Moelis to the NorthStar II special committee at its meeting held on August 25, 2017, and that were used in connection with rendering its opinion described above.

The following summary, however, does not purport to be a complete description of the financial analyses performed by Moelis, nor does the order in which the analyses are described represent the relative importance or weight given to the analyses by Moelis.

For purposes of the financial analysis summarized below:

•	the term “MFFO” generally refers to the relevant company’s modified funds from operations for a specified time period;

•	the term “NAV” generally refers to the relevant company’s net asset value as of a specified time;

•	the term “P/BV multiple” generally refers to the relevant company’s share price as of a specified time to its book value per share as of a specified time;

•	the term “P/MMFO multiple” generally refers to the relevant company’s share price as of a specified time to its MFFO per share for a specified time period; and

•	the term “P/NAV multiple” generally refers to the relevant company’s share price as of a specified time to its NAV per share as of a specified time.

Dividend Discount Analyses

Moelis performed a dividend discount analysis of NorthStar II, using the NorthStar II Forecasts and other information and data provided by NorthStar II management and CLNS management to calculate the present value of the estimated future cash distributions projected to be paid by NorthStar II. Cash distributions included cash dividends and share redemption payments, and excluded scrip dividends. The projected cash distributions were discounted to December 31, 2017, by utilizing a range of discount rates from 8.5% to 9.7%, reflecting an estimate of the cost of equity for NorthStar II, derived by Moelis taking into consideration, among other things, a range of levered betas for NorthStar II derived based on betas of the selected publicly traded companies listed below under “—Selected Public Companies Analysis,” a risk-free rate of return, a market risk premium and a size premium with respect to NorthStar II. The foregoing range of discount rates was used to calculate estimated present values of (1) estimates of future cash distributions projected to be paid to NorthStar II shareholders during the six-year period ending December 31, 2023, reflected in the NorthStar II Forecasts, and (2) an estimated terminal value of NorthStar II as of December 31, 2023, derived by applying a range of P/BV multiples of 0.9x to 1.1x to the estimated book value of NorthStar II as of December 31, 2023, as reflected in the NorthStar II Forecasts. Moelis applied this range of P/BV multiples, which were lower than the P/BV multiples it calculated for the selected publicly traded companies listed below under “—Selected Public Companies Analysis” based on the current share prices and book values per share, based on its professional judgment and experience, including its judgment that NorthStar II’s investments at exit would be in higher risk assets than the investments of the selected publicly traded companies. Based on the number of outstanding shares of NorthStar II common stock, Moelis calculated a range of implied values per share of NorthStar II common stock.

Moelis also performed a dividend discount analysis of the Company on a pro forma basis, giving effect to the Combination, using the Company Forecasts and other information and data provided by NorthStar II management and CLNS management, to calculate the present value of the estimated future cash distributions projected to be paid by the Company. Cash distribution included cash dividends and share redemption payments. Scrip dividends were not included in the Company Forecasts. The Company Forecasts reflected CLNS management’s assumption that that an IPO would yield aggregate gross proceeds of $250 million and the shares of Company common stock would be issued in an IPO at a price reflecting the projected book value, as of December 31, 2017, of the assets to be owned by Company, as reflected in the Company Forecasts (and, as a result, NorthStar II stockholders would own, in the aggregate, approximately 28.77% of the outstanding shares of Company common stock after giving effect to the Combination). The projected cash distributions were discounted to December 31, 2017 by utilizing a range of discount rates from 7.7% to 8.9% reflecting an estimate of the cost of equity for the Company, derived by Moelis taking into consideration, among other things, a range of levered betas for the Company derived based on betas of the selected publicly traded companies listed below under “—Selected Public Companies Analysis,” a risk-free rate of return, a market risk premium and a size premium with respect to the Company. The foregoing range of discount rates was used to calculate estimated present values of (1) estimates of future cash distributions projected to be paid to Company stockholders during the six-year period ending December 31, 2023, reflected in the Company Forecasts, and (2) an estimated terminal value of the Company as of December 31, 2023, derived by applying a range of P/BV multiples of 1.0x to 1.2x to the estimated book value of the Company as of December 31, 2023, as reflected in the Company Forecasts. Moelis applied this range of P/BV multiples based on its professional judgment and experience, taking into account the P/BV multiples it calculated for the selected publicly traded companies listed below under “—Selected Public Companies Analysis.” Based on the foregoing range of implied equity values for the Company, Moelis calculated a range of implied values of the NorthStar II merger consideration that will be received for each share of NorthStar II common stock.

Moelis also performed a sensitivity analysis to the indicative dividend discount analysis described above by using CLNS management’s assumptions referenced above with respect to an IPO but with a sensitivity assumption that shares of Company common stock would be issued in an IPO at a price reflecting 0.8x of the projected book value, as of December 31, 2017, of the assets to be owned by the Company, as reflected in the Company Forecasts (and, as a result, NorthStar II stockholders would own, in the aggregate, approximately 28.25% of the outstanding shares of Company common stock after giving effect to the Combination).

The following table summarizes the results of these calculations:

Methodology	Implied NorthStar II Per Share Valuation	Implied NorthStar II merger consideration Per Share Valuation
Dividend Discount Model	$7.44 – $8.86	$8.88 –$10.47	(1)
		$8.72 –$10.28	(2)

(1)	28.77% implied ownership

(2)	28.25% implied ownership

Selected Public Companies Analysis

Moelis performed a selected public companies analysis by reviewing financial and stock market information relating to the following selected publicly traded commercial mortgage REIT companies:

•	Starwood Property Trust, Inc.
•	Blackstone Mortgage Trust, Inc.
•	Apollo Commercial Real Estate Finance, Inc.
•	Ladder Capital Corp.
•	TPG RE Finance Trust, Inc.
•	KKR Real Estate Finance Trust Inc.
•	Granite Point Mortgage Trust Inc.
•	Ares Commercial Real Estate Corporation

Although none of these selected companies is directly comparable to NorthStar II, the companies included were selected because they are companies that focus on the business of originating, acquiring and managing CRE debt investments, including first mortgage loans, subordinate mortgages, preferred equity interests and CRE debt securities, have diversification across CRE debt products as well as direct equity ownership of CRE and have equity market capitalizations generally greater than $750 million (or, if less, a well-capitalized, reputable financial sponsor) and, as such, in the professional judgment and experience of Moelis they had certain characteristics that may be considered reasonably comparable to NorthStar II and the Company for purposes of analysis. Moelis noted, however, that certain factors, including the breadth of investable CRE debt products and range of investment mix of the selected companies, limited the direct comparability of the selected companies to NorthStar II and the Company. Moelis also considered certain other commercial mortgage REITs, including Arbor Realty Trust, Inc. and iStar Inc., but excluded these companies from the analysis due to relative asset mix, legacy portfolio risks and/or dividend policy. Financial data used by Moelis with respect to the selected companies was derived by Moelis from company filings, publicly available Wall Street research and other publicly available information.

Moelis reviewed and calculated, among other things, stock prices of each of the selected companies, as of August 23, 2017, as a multiple of (i) the company’s latest publicly filed book value per share as of August 23, 2017 and (ii) estimates of core earnings per share for 2017 and 2018, and (iii) dividends per share, based on annualized latest announced quarterly dividend per share, expressed as a percentage (yield) of stock prices of each of the selected companies. The following table summarizes the results of these calculations:

	Market Capitalization	P/ BV Multiple	Price / Core Earnings		Dividend Yield
			2017E	2018E
Starwood Property Trust, Inc.	$5,810	1.29x	10.6x	9.8x	8.7%
Blackstone Mortgage Trust, Inc.	$3,013	1.20x	12.7x	11.7x	7.9%
Apollo Commercial Real Estate Finance, Inc.	$1,911	1.12x	10.5x	8.0x	10.3%
Ladder Capital Corp	$1,542	1.06x	10.0x	9.7x	8.8%
TPG RE Finance Trust, Inc.	$1,168	0.99x	12.9x	10.2x	n/a
KKR Real Estate Finance Trust Inc.	$1,087	1.02x	18.7x	10.0x	4.9%
Granite Point Mortgage Trust Inc.	$826	0.99x	18.9x	9.5x	n/a
Ares Commercial Real Estate Corporation	$380	0.91x	12.6x	10.6x	8.2%
Maximum		1.29x	18.9x	11.7x	10.3%
Average		1.07x	13.4x	9.9x	8.1%
Median		1.04x	12.7x	9.9x	8.4%
Minimum		0.91x	10.0x	8.0x	4.9%

Based on the foregoing and its professional judgment and experience, Moelis calculated indicative ranges of implied equity values for NorthStar II by applying (i) a range of selected P/NAV multiples of 0.9x to 1.1x to NorthStar II’s projected fair market value (as a proxy for NAV) per share as of December 31, 2017, as reflected in the NorthStar II Forecasts, (ii) a range of selected P/BV multiples of 0.9x to 1.1x to NorthStar II’s projected book value per share as of December 31, 2017, as reflected in the NorthStar II Forecasts, and (iii) a range of selected P/MFFO multiples of 9.5x to 11.5x to NorthStar II’s projected MMFO (as a proxy for core earnings) for 2018 as reflected in the NorthStar II Forecasts. Moelis divided the indicative ranges of implied equity values calculated for NorthStar II by the number of outstanding shares of NorthStar II common stock to derive ranges of the implied values per share of NorthStar II common stock.

In addition, based on its review of the selected companies and its professional judgment and experience, Moelis derived indicative ranges of implied equity values for the Company by applying (i) a range of selected P/NAV multiples of 1.0x to 1.2x to the Company’s projected NAV as of December 31, 2017 as reflected in the Company Forecasts, (ii) a range of selected P/BV multiples of 1.0x to 1.2x to the Company’s projected book value as of December 31, 2017 as reflected in the Company Forecasts, and (iii) a range of selected P/MFFO multiples of 9.5x to 11.5x to the Company’s projected MFFO (as a proxy for core earnings) for 2018 as reflected in the Company Forecasts. The Company’s projected NAV as of December 31, 2017, reflected an add-back of $21.3 million, an amount not reflected in the Company’s projected book value due to the Company (and its accounting predecessor, the Contributed Entities) being the accounting acquirer and stating the assets of the Contributed Entities at historical cost. The projected book value of the Company also reflected CLNS management’s assumption that an IPO would yield aggregate gross proceeds of $250 million and the shares of Company common stock would be issued in an IPO at a price reflecting the projected book value as of December 31, 2017, of the assets to be owned by the Company, as reflected in the Company Forecasts as well as CLNS management’s estimates of IPO fees and other transaction expenses (and, as a result, NorthStar II stockholders would own, in the aggregate, approximately 28.77% of the outstanding shares of Company common stock after giving effect to the Combination). Based on the foregoing indicative range of implied equity values for the Company derived by Moelis, Moelis calculated a range of implied values for the NorthStar II merger consideration that will be received for each share of NorthStar II common stock.

The selected P/NAV and P/BV multiple range of 0.9x to 1.1x used by Moelis to calculate implied equity values for NorthStar II and the selected P/NAV and P/BV multiple range of 1.0 to 1.2x used by Moelis to calculate implied equity values for the Company were derived by Moelis based on the median of 1.04x P/BV for the selected companies listed above and the range of P/BV multiples observed for the selected companies listed above, excluding, in the case of NorthStar II, Starwood Property Trust, Inc. and Blackstone Mortgage Trust, Inc. and, in the case of the Company, Starwood Property Trust, Inc. because, in the professional judgment of Moelis, their meaningfully greater size and diversification (in terms of number of investments) make them less comparable to NorthStar II or the Company, as applicable, than the other selected companies. The selected P/MFFO multiple range of 9.5x to 11.5x was derived by Moelis based on the median price/2018E core earnings of 9.9x and the range of price/2018E core earnings multiples observed for the selected companies listed above, excluding Apollo Commercial Real Estate Finance, Inc., which was excluded because, in the professional judgment of Moelis, its meaningfully greater concentration of mezzanine assets in its investment portfolio makes it less comparable to both Northstar II and the Company than the other selected companies.

In addition, Moelis performed a sensitivity analysis to the selected public companies analysis described above based on an indicative range of implied equity values for the Company derived by Moelis in the same manner as set forth above but applying a sensitivity assumption with respect to an IPO that shares of Company common stock would be issued in an IPO at a price reflecting 0.8x of the projected book value, as of December 31, 2017, of the assets to be owned by the Company, as reflected in the Company Forecasts (and, as a result, NorthStar II stockholders would own, in the aggregate, approximately 28.25% of the outstanding shares of Company common stock after giving effect to the Combination).

The following table summarizes the results of these calculations:

Methodology	Implied NorthStar II Per Share Valuation	Implied NorthStar II merger consideration Per Share Valuation
P / NAV multiples	$8.68 – $10.50	$8.77 – $10.52	(1)
		$8.61 – $10.33	(2)
P / BV multiples	$7.48 – $9.05	$8.71 – $10.45	(1)
		$8.55 – $10.27	(2)
P/ MFFO multiples	$6.55 – $7.93	$6.78 – $8.21	(1)
		$6.66 – $8.06	(2)

(1)	28.77% implied ownership

(2)	28.25% implied ownership

Selected Transactions Analysis

Moelis performed a precedent transactions analysis based on publicly available financial information related to selected transactions in the residential and commercial mortgage REIT sectors. Moelis noted that there have been a limited number of transactions in the commercial mortgage REIT sectors during the past 10 years. However, in Moelis’ professional judgment and experience, both the residential and commercial mortgage REIT sectors rely on similar valuation methodologies, namely P/BV multiples. Accordingly, Moelis supplemented the commercial mortgage REIT sector transactions it used for purposes of its analysis with agency and non-agency residential mortgage REIT sector transactions. Moelis also noted that a number of factors limit overall comparability of the selected transactions, including the divergent investment mixes and strategies of the precedent transaction parties, the relative financial health and trading performance of the target company in certain cases and/or related party natures of the selected transactions. Although none of the selected precedent transactions is directly comparable to the proposed transaction, in Moelis’ professional judgment and experience, the selected transactions had certain characteristics that may be considered reasonably comparable to the proposed transaction for purposes of analysis.

Moelis reviewed and calculated, among other things, a P/BV multiple for each target company based on the price paid per share of the target company in each selected transaction and the book value per share of the target company at the time of acquisition. Financial data used by Moelis with respect to the selected precedent transactions were derived by Moelis based on company filings, publicly available Wall Street research and other publicly available information.

The following table summarizes the results of these calculations:

Announcement Date	Acquiror	Target	P/BV Multiple
4/10/2016	Annaly Capital Management	Hatteras Financial Corp.	0.85x
3/02/2016	JAVELIN Mortgage	ARMOUR Residential REIT	0.87x
2/26/2016	Apollo Commercial Real Estate	Apollo Residential Mortgage	0.89x
4/07/2016	ZAIS Financial*	Sutherland Asset Management	0.92x
1/31/2013	Annaly Capital Management	CreXus	1.09x

*	Reverse merger following which ZAIS would own ~16% of pro forma company; equity value represents consideration Sutherland Asset management received in the deal.

Based on the foregoing and its professional judgment and experience, Moelis calculated indicative ranges of implied equity values for NorthStar II by applying (i) a range of selected P/NAV multiples of 0.9x to 1.1x to NorthStar II’s projected fair market value (as a proxy for NAV) per share as of December 31, 2017, as reflected in the NorthStar II Forecasts, and (ii) a range of selected P/BV multiples of 0.9x to 1.1x to NorthStar II’s projected book value per share as of December 31, 2017, as reflected in the NorthStar II Forecasts. Moelis divided the indicative ranges of implied equity values calculated for NorthStar II by the number of outstanding shares of NorthStar II common stock to derive ranges of the implied values per share of NorthStar II common stock.

In addition, based on its review of the selected precedent transactions as described above and its professional judgment and experience, Moelis applied (i) a range of selected P/NAV multiples of 0.9x to 1.1x to the Company’s projected NAV as of December 31, 2017 as reflected in the Company Forecasts, and (ii) a range of selected P/BV multiples of 0.9x to 1.1x to the Company’s projected book value as of December 31, 2017 as reflected in the Company Forecasts, in each case to derive an indicative range of implied equity values for the Company. The Company’s projected NAV as of December 31, 2017 reflected an add-back of $21.3 million, an amount not reflected in the Company’s projected book value due to the Company (and its accounting predecessor, the Contributed Entities) being the accounting acquirer and stating the assets of the Contributed Entities at historical cost. The projected book value of the Company also reflected CLNS management’s assumption that an IPO would yield aggregate gross proceeds of $250 million and the shares of Company common stock would be issued in an IPO at a price reflecting the projected book value as of December 31, 2017, of the assets to be owned by the Company, as reflected in the Company Forecasts and CLNS management’s estimates of IPO fees and other transaction expenses. For purposes of this analysis, Moelis applied CLNS management’s assumption that an IPO would yield aggregate gross proceeds of $250 million and the shares of Company common stock would be issued in an IPO at a price reflecting the projected book value, as of December 31, 2017, of the assets to be owned by the Company, as reflected in the Company Forecasts (and, as a result, NorthStar II stockholders would own, in the aggregate, approximately 28.77% of the outstanding shares of Company common stock after giving effect to the Combination). Based on the foregoing indicative range of implied equity values for the Company derived by Moelis, Moelis calculated a range of implied values for the NorthStar II merger consideration that will be received for each share of NorthStar II common stock.

The selected P/NAV and P/BV multiple range of 0.9x to 1.1x used by Moelis to calculate implied equity values for NorthStar II and the Company was derived by Moelis based on the range of P/BV multiples observed for the selected transactions listed above.

In addition, Moelis performed a sensitivity analysis to the selected transactions analysis described above based on an indicative range of implied equity values for the Company derived by Moelis in the same manner as set forth above but applying a sensitivity assumption with respect to an IPO that shares of Company common stock would be issued in an IPO at a price reflecting 0.8x of the projected book value as of December 31, 2017 (and, as a result, NorthStar II stockholders would own, in the aggregate, approximately 28.25% of the outstanding shares of Company common stock after giving effect to the Combination).

The following table summarizes the results of these calculations:

Methodology	Implied NorthStar II Per Share Valuation	Implied NorthStar II Merger Consideration Per Share Valuation
P / NAV multiples	$8.22 – $10.05	$7.89 – $9.64	(1)
		$7.75 – $9.47	(2)
P / BV multiples	$7.08 – $8.66	$7.84 – $9.58	(1)
		$7.70 – $9.41	(2)

(1)	28.77% implied ownership

(2)	28.25% implied ownership

Value Creation Analysis

Moelis performed a value creation analysis by comparing the implied per share value of $7.44, $8.13 and $8.86 it derived for the shares of NorthStar II common stock based on a dividend discount analysis it performed of NorthStar II using the NorthStar II Forecasts and applying discount rates of 9.7%, 9.1% and 8.5%, respectively (the same range of discount rates Moelis applied for the dividend discount analysis it performed of NorthStar II as described above under “—Dividend Discount Analyses”), and terminal P/BV multiples of 0.9x, 1.0x and 1.1x, respectively (the same range of terminal P/BV multiples Moelis applied for the dividend discount analysis it performed of NorthStar II as described above under “—Dividend Discount Analyses”), to:

•	implied values of $8.58, $9.32 and $10.10 Moelis derived for the NorthStar II merger consideration that will be received for each share of NorthStar II common stock based on the results of a dividend discount analysis it performed of the Company, applying discount rates of 9.7%, 9.1% and 8.5%, respectively (the same range of discount rates Moelis applied for the dividend discount analysis it performed of NorthStar II as described above under “—Dividend Discount Analyses”) and terminal P/BV multiples of 1.0x, 1.1x and 1.2x, respectively (the same range of terminal P/BV multiples Moelis applied for the dividend discount analysis it performed of Company as described above under “—Dividend Discount Analyses”); and

•	implied values of $8.88, $9.65 and $10.47 Moelis derived for the NorthStar II merger consideration based on the results of a dividend discount analysis it performed of the Company, applying discount rates of 8.9%, 8.3% and 7.7%, respectively (the same range of discount rates Moelis applied for the dividend discount analysis it performed of the Company as described above under “—Dividend Discount Analyses”) and terminal P/BV multiples of 1.0x, 1.1x and 1.2x, respectively (the same range of terminal P/BV multiples Moelis applied for the dividend discount analysis it performed of the Company as described above under “—Dividend Discount Analyses”).

Each of these implied values derived for the NorthStar II merger consideration was calculated by Moelis, using the Company Forecasts, which, as noted above, reflected CLNS management’s assumption that an IPO would yield aggregate gross proceeds of $250 million and the shares of Company common stock would be issued in an IPO at a price reflecting the projected book value, as of December 31, 2017, of the assets to be owned by the Company, as reflected in the Company Forecasts (and, as a result, NorthStar II stockholders would own, in the aggregate, approximately 28.77% of the outstanding shares of Company common stock after giving effect to the Combination).

This analysis indicated that the implied value of the NorthStar II merger consideration that will be received for each share of NorthStar II common stock would be 14.6% greater (using an implied value for the Company derived by applying a discount rate of 9.1%, the midpoint of the range of discount rates Moelis applied for the dividend discount analysis it performed of NorthStar II as described above under “—Dividend Discount Analyses”, and a terminal P/BV multiple of 1.1x, the midpoint of the range of terminal P/BV multiples Moelis applied for the dividend discount analysis it performed of NorthStar II as described above under “—Dividend Discount Analyses”) and 18.7% greater (using an implied value for the Company derived by applying a discount rate of 8.3%, the midpoint of the range of discount rates Moelis applied for the dividend discount analysis it performed of the Company as described above under “—Dividend Discount Analyses,” and a terminal P/BV multiple of 1.1x, the midpoint of the range of terminal P/BV multiples Moelis applied for the dividend discount analysis it performed of NorthStar II as described above under “—Dividend Discount Analyses”) than the implied per share value of NorthStar II common stock (using an implied value for NorthStar II derived by applying a discount rate of 9.1%, the midpoint of the range of discount rates Moelis applied for the dividend discount analysis it performed of NorthStar II as described above under “—Dividend Discount Analyses,” and a terminal P/BV multiple of 1.0x, the midpoint of the range of terminal P/BV multiples Moelis applied for the dividend discount analysis it performed of NorthStar II as described above under “—Dividend Discount Analyses”).

Moelis also performed a sensitivity analysis to the indicative value creation analysis described above by:

•	varying the assumption that the shares of Company common stock would be issued in an IPO at a price reflecting the projected book value, as of December 31, 2017, of the assets to be owned by the Company, by applying, instead, assumptions that the shares of Company common stock would be issued in an IPO at a price reflecting a range of 0.8x to 1.2x of such projected book value (and, as a result, NorthStar II stockholders would own, in the aggregate, a percentage of the outstanding shares of Company common stock after giving effect to the Combination ranging from 28.25% to 29.13%);

•	applying discount rates ranging from 8.5% to 9.7%, the range of discount rates Moelis applied for the dividend discount analysis it performed of NorthStar II as described above under “—Dividend Discount Analyses,” and a terminal P/BV multiple of 1.0x, the midpoint of the range of terminal P/BV multiples Moelis applied for the dividend discount analysis it performed of NorthStar II as described above under “—Dividend Discount Analyses,” for purposes of Moelis’ valuation of NorthStar II; and

•	utilizing the implied value of the NorthStar II merger consideration that will be received for each share of NorthStar II common stock of $9.65 per share (using a discount rate of 8.3%, the midpoint of the range of discount rates Moelis applied for the dividend discount analysis it performed of the Company as described above under “—Dividend Discount Analyses,” for the Company and a terminal P/BV multiple of 1.1x, the midpoint of the range of terminal P/BV multiples Moelis applied for the dividend discount analysis it performed of the Company as described above under “—Dividend Discount Analyses”).

This analysis indicated that the implied value of the NorthStar II merger consideration that will be received for each share of NorthStar II common stock would be between 13.5% and 23.3% greater than the implied per share value of NorthStar II common stock based on the dividend discount analyses Moelis performed of NorthStar II and the Company as described above under “—Dividend Discount Analyses.”

Moelis also performed a sensitivity analysis to the indicative value creation described above by applying, for purposes of deriving implied per share values for NorthStar II common stock, discount rates ranging from 8.3% to 9.7% and terminal P/BV multiples ranging from 0.9x to 1.1x and utilizing the implied value of the NorthStar II merger consideration that will be received for each share of NorthStar II common stock of $9.65 per share (reflecting an implied value for the Company derived by applying a discount rate of 8.3%, the midpoint of the range of discount rates Moelis applied for the dividend discount analysis it performed of the Company as described above under “—Dividend Discount Analyses,” and a terminal P/BV multiple of 1.1x, the midpoint of the range of terminal P/BV multiples Moelis applied for the dividend discount analysis it performed of NorthStar II as described above under “—Dividend Discount Analyses”). This analysis indicated that the implied midpoint value of the NorthStar II merger consideration that will be received for each share of NorthStar II common stock would be between 7.9% and 29.7% greater than the implied per share value of NorthStar II common stock based on the dividend discount analyses Moelis performed of NorthStar II and the Company as described above under “—Dividend Discount Analyses.”

Other Information

Moelis also provided to the NorthStar II special committee certain information regarding implied ownership percentages summarized below that were not considered part of Moelis’ financial analyses for purposes of its opinion, but were provided for informational purposes.

NAV Metrics Pre-IPO

Moelis calculated a range of implied equity ownership in the Company for the NorthStar II stockholders based on indicative ranges of implied equity values derived by Moelis for NorthStar I, NorthStar II and the Contributed Entities by applying a range of P/BV multiples of 0.95x to 1.15x derived based on the “—Selected Public Companies Analysis” described above, and of 0.90x to 1.10x derived based on the “—Selected Transactions Analysis” described above, to the projected NAV, as of December 31, 2017, as reflected in the Contributed Entities Forecasts, for the assets of each of NorthStar I, NorthStar II and the Contributed Entities that will be owned by the Company. Moelis calculated the low end of the implied equity ownership range for the NorthStar II stockholders by dividing the lowest implied equity value it derived for NorthStar II by the sum of the lowest implied equity value it derived for NorthStar II and the highest implied equity value it derived for NorthStar I and the Contributed Entities, and calculated the high end of the implied equity ownership range for the NorthStar II stockholders by dividing the highest implied equity value for NorthStar II by the sum of the highest implied equity value for NorthStar II and the lowest implied equity value for NorthStar I and the Contributed Entities. This analysis resulted in indicative ranges of implied equity ownership in the Company for the NorthStar II stockholders of 27.4% to 35.6% (based on the multiples derived from “—Selected Public Companies Analysis”) and 27.2% to 35.8% (based on the multiples derived from the “—Selected Transactions Analysis”), as compared to the approximately 31.05% equity ownership interest in the Company expected to be held by the NorthStar II stockholders immediately after the Combination, without giving effect to an IPO.

In connection with the foregoing analysis, Moelis provided to the NorthStar II special committee the following information for reference purposes only:

•	Fair Market Values. Moelis calculated the following using ranges of fair market values, as of March 31, 2017, for the assets and certain liabilities of each of NorthStar I, NorthStar II and the Contributed Entities that will be owned by the Company, as reflected in the ranges of values, and the related limitations, assumptions and qualifications contained therein. Moelis calculated a low end implied equity ownership percentage for the NorthStar II stockholders in the Company by dividing the lowest fair market value reflected in the ranges of values for the assets and liabilities of NorthStar II by the sum of the lowest fair market value reflected in the ranges of values for the assets and liabilities of NorthStar II and the highest fair market values reflected in the ranges of values for the assets and certain liabilities of NorthStar I and the Contributed Entities, and calculated a high end implied equity ownership percentage for the NorthStar II stockholders in the Company by dividing the highest fair market value reflected in the ranges of values for the assets and liabilities of NorthStar II by the sum of the highest fair market value reflected in the ranges of values for the assets and liabilities of NorthStar II and the lowest fair market values in the ranges of values for the assets and certain liabilities of NorthStar I and the Contributed Entities. The foregoing yielded implied equity ownership percentages for the NorthStar II stockholders in the Company ranging from 28.9% to 33.0%, as compared to the approximately 31.05% equity ownership interest in the Company expected to be held by the NorthStar II stockholders immediately after the Combination, without giving effect to an IPO.

•	UPB + Exit. Moelis calculated the following using implied values for the assets and certain liabilities of each of NorthStar I, NorthStar II and the Contributed Entities that will be owned by Company reflecting the midpoint of the valuation ranges, as of March 31, 2017, of such assets and certain liabilities as reflected in the ranges of values, and the related limitations, assumptions and qualifications contained therein, but with any such assets and liabilities that are CRE debt investments and liabilities with a loan-to-value ratio of less than 100% or preferred equity reflecting implied values based on unpaid principal balance as of March 31, 2017 plus contractual exit fees. Moelis divided the implied value for the assets and liabilities of NorthStar II by the sum of the implied values for the assets and certain liabilities of NorthStar I and the Contributed Entities. This foregoing yielded implied equity ownership percentages for the NorthStar II stockholders in the Company of 31.05%.

Pro Forma Post-IPO

Moelis calculated a range of implied equity ownership in the Company for the NorthStar II stockholders based on the indicative range of implied equity values it derived for NorthStar II and the indicative range of implied equity values it derived for the Company under the “ —Dividend Discount Analysis” as described above. Moelis calculated the low end of the implied equity ownership range for the NorthStar II stockholders by dividing the lowest implied equity value it derived for NorthStar II by the highest implied equity value it derived for the Company, and calculated the high end of the implied equity ownership range for the NorthStar II stockholders by dividing the highest implied equity value for NorthStar II by the lowest implied equity value it derived for the Company. This analysis resulted in an indicative range of implied equity ownership in the Company for the NorthStar II stockholders of 20.4% to 28.7%, as compared to the 28.77% to 28.25% equity ownership interest in Company expected to be held by the NorthStar II stockholders immediately after the Combination after giving effect to an IPO (assuming, for purposes of sensitizing the results of the analysis, shares of Company common stock would be issued in an IPO at a price reflecting a range of 1.0x to 0.8x of the projected book value as of December 31, 2017, of the assets to be owned by the Company, as reflected in the Company Forecasts).

Moelis also calculated a range of implied equity ownership in the Company for the NorthStar II stockholders based on the indicative range of implied equity values it derived for NorthStar II and the indicative range of implied equity values it derived for the Company by applying a range of P/MFFO multiples of 9.5x to 11.5x derived based on the “ —Selected Public Companies Analysis” described above to NorthStar II’s and Company’s respective projected MFFO in 2018 as reflected in the NorthStar II Forecasts and the Company Forecasts, respectively. Moelis calculated the low end of the implied equity ownership range for the NorthStar II stockholders by dividing the lowest implied equity value it derived for NorthStar II by the highest implied equity value it derived for the Company, and calculated the high end of the implied equity ownership range for the NorthStar II stockholders by dividing the highest implied equity value it derived for NorthStar II by the lowest implied equity value it derived for the Company. This analysis resulted in an indicative range of implied equity ownership in the Company for the NorthStar II stockholders of 23.0% to 33.6%, as compared to the 28.77% to 28.25% equity ownership interest in the Company expected to be held by the NorthStar II stockholders immediately after the Combination after giving effect to an IPO (assuming, for purposes of sensitizing the results of the analysis, shares of Company common stock would be issued in an IPO at a price reflecting a range of 1.0x to 0.8x of the projected book value as of December 31, 2017, of the assets to be owned by the Company, as reflected in the Company Forecasts).

Miscellaneous

This summary of the analyses is not a complete description of Moelis’ opinion or the analyses underlying, and factors considered in connection with, Moelis’ opinion. The preparation of a fairness opinion is a complex analytical process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Moelis’ opinion. In arriving at its fairness determination, Moelis considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Rather, Moelis made its fairness determination on the basis of its experience and professional judgment after considering the results of all of its analyses.

No company or transaction used in the analyses described above is identical to NorthStar I, NorthStar II, the Contributed Entities or the Combination. In addition, such analyses do not purport to be appraisals, nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because the analyses described above are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of NorthStar II, Moelis or any other person assumes responsibility if future results are materially different from those forecasts.

The NorthStar II merger consideration was determined through arms’ length negotiations between NorthStar II, NorthStar I and CLNS and was approved by the NorthStar II special committee and the NorthStar II board of directors. Moelis did not recommend any specific consideration to NorthStar II or the NorthStar II special committee, or that any specific amount or type of consideration constituted the only appropriate consideration for the Combination.

Moelis acted as financial advisor to the NorthStar II special committee in connection with the proposed transaction and will be entitled to receive a fee of $7 million, $2 million of which was paid in connection with the delivery of its opinion, regardless of the conclusion reached therein, and the remaining portion of which is contingent upon the consummation of the proposed transaction. In addition, NorthStar II has agreed to indemnify Moelis for certain liabilities, including liabilities under the federal securities laws, arising out of its engagement and reimburse Moelis for certain expenses.

Moelis’ affiliates, employees, officers and partners may at any time own securities (long or short) of the Company, NorthStar II, NorthStar I, CLNS and their respective affiliates. Moelis is currently providing investment banking and other services to an affiliate of CLNS unrelated to the Combination and in the future may provide such services to CLNS, the Company and their respective affiliates and have received and may receive compensation for such services.

The NorthStar II special committee selected Moelis as its financial advisor in connection with the proposed transaction because Moelis has substantial experience in similar transactions. Moelis is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, and valuations for corporate and other purposes.

Certain Unaudited Prospective Financial Information of NorthStar II

NorthStar II does not, as a matter of course, publicly disclose long-term projections as to future revenues, earnings or other results given, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates. However, in connection with the evaluation of a possible transaction involving NorthStar II, NorthStar II provided the NorthStar II special committee, the NorthStar II board of directors, Moelis, NorthStar I and CLNS (and the NorthStar I special committee’s and CLNS’s respective advisors) with certain non-public unaudited prospective financial information relating to NorthStar II covering multiple years that were prepared internally by NorthStar II and not for public disclosure.

A summary of certain of that unaudited prospective financial information, which we refer to as the NorthStar II Standalone Projections, is not being included in this joint proxy statement/prospectus to influence your decision whether to vote for or against the NorthStar II merger proposal and the NorthStar II charter amendment proposal. The inclusion of this information should not be regarded as an indication that the NorthStar II special committee, the NorthStar II board of directors, their respective advisors or any other person considered, or now considers, the NorthStar II Standalone Projections to be material or necessarily predictive of actual future results, and the NorthStar II Standalone Projections should not be relied upon as such. NorthStar II’s management’s internal prospective financial information, upon which the NorthStar II Standalone Projections were based, is subjective in many respects. There can be no assurance that the NorthStar II Standalone Projections will be realized or that actual results will not be significantly higher or lower than forecasted. The NorthStar II Standalone Projections cover multiple years and such information by its nature becomes subject to greater uncertainty with each successive year. As a result, the inclusion of the

NorthStar II Standalone Projections in this joint proxy statement/prospectus should not be relied on as necessarily predictive of actual future events.

In addition, the NorthStar II Standalone Projections were not prepared with a view toward public disclosure or toward complying with U.S. GAAP, the published guidelines of the SEC regarding projections and the use of non-U.S. GAAP measures or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither NorthStar II’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the NorthStar II Standalone Projections contained in this joint proxy statement/prospectus, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The NorthStar II Standalone Projections include certain non-U.S. GAAP financial measures. Non-U.S. GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with U.S. GAAP, and non-U.S. GAAP financial measures as presented in this joint proxy statement/prospectus may not be comparable to similarly titled amounts used by NorthStar II or other companies. The footnotes to the table below provide certain supplemental information with respect to the calculation of these non-U.S. GAAP financial measures.

Additionally, although the NorthStar II Standalone Projections presented below are presented with numerical specificity, they are not facts. The NorthStar II Standalone Projections were based on numerous variables and assumptions that were deemed to be reasonable as of the respective dates when such projections were finalized. Such assumptions are inherently uncertain and may be beyond the control of NorthStar II. Important factors that may affect actual results and cause the NorthStar II Standalone Projections not to be achieved include, but are not limited to, risks and uncertainties relating to NorthStar II’s business (including its ability to achieve strategic goals, objectives and targets), industry performance, the legal and regulatory environment, general business and economic conditions and other factors described or referenced under the section entitled “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 88 of this joint proxy statement/prospectus. In addition, the NorthStar II Standalone Projections reflect assumptions that are subject to change and do not reflect revised prospects for NorthStar II’s business, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the NorthStar II Standalone Projections were prepared. NorthStar II has not prepared revised NorthStar II Standalone Projections to take into account other variables that have changed since the date on which the NorthStar II Standalone Projections were finalized. There can be no assurance that the NorthStar II Standalone Projections will be realized or that NorthStar II’s future financial results will not materially vary from the NorthStar II Standalone Projections.

Except as may be required by law, NorthStar II does not intend to update or otherwise revise the NorthStar II Standalone Projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying such prospective financial information are not realized.

In developing the NorthStar II Standalone Projections, NorthStar II’s management made certain material assumptions with respect to NorthStar II for the periods covered by the NorthStar II Standalone Projections, including the following: (i) annual dividends of $0.70 per share and issuance of $8.0 million of shares of NorthStar II common stock per quarter pursuant to the NorthStar II DRP at $9.26 per share; (ii) repurchase of $5.0 million of shares of NorthStar II common stock per quarter pursuant to the NorthStar II SRP at $9.26 per share, with an additional $2.5 million per quarter commencing in 2019; (iii) management fee is based on 1.25% of average invested assets in each quarter; (iv) general and administrative expense is based on 0.75% of average invested assets in the past 12 months, subject to the limitation on reimbursement of operating expenses greater than 2% of average invested assets or 25% of net income; (v) a minimum cash balance of $25 million; (vi) investments that are 50% or more owned are consolidated, with all other investments presented on a pro rata basis; (vii) capital from maturing investments in a given quarter is redeployed in the following quarter in accordance with certain deployment assumptions; (viii) no sale of NorthStar II operating real estate over the applicable period; and (ix) 1% of committed capital for acquisition fee, 0.75% of sale price for disposition fee and no incentive fee.

The following is a summary of the NorthStar II Standalone Projections (in millions):

	Years Ending December 31,
	2017E	2018E	2019E
Net Income(1)	$54	$80	$82
FFO(2)	$63	$79	$82

(1)	For purposes of this section, Net Income is calculated as interest income from debt and CMBS investments, less interest expense on debt and CMBS investments, less provision for loan losses, plus operating real estate net operating income, plus private equity secondary income, plus gains (losses) on real estate asset sales, less mortgage interest expense, less base management fee, less general and administrative expense, less additional general and administrative expense, less acquisition and disposition fees, less depreciation and amortization and less taxes.

(2)	For purposes of this section, FFO is calculated as Net Income less non-controlling interest expense, plus depreciation and amortization and less depreciation and amortization related to non-controlling interests. FFO should not be considered as an alternative to net income (loss), determined in accordance with U.S. GAAP, as an indicator of operating performance. NorthStar II’s computation of FFO may not be comparable to other REITs that do not calculate FFO using the same method.

Certain Unaudited Prospective Financial Information of the Contributed Entities

CLNS does not, as a matter of course, publicly disclose long-term projections as to future revenues, earnings or other results given, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates. However, in connection with the evaluation of a possible transaction involving a select portfolio of assets and liabilities of CLNS, CLNS provided J.P. Morgan Securities LLC, NorthStar I and NorthStar II (and NorthStar I special committee’s and the NorthStar II special committee’s respective advisors) with certain non-public unaudited prospective financial information relating to the select portfolio of assets and liabilities of CLNS covering multiple years that were prepared internally by CLNS and not for public disclosure.

A summary of certain of that unaudited prospective financial information, which we refer to as the Contributed Entities Standalone Projections, is not being included in this joint proxy statement/prospectus to influence your decision whether to vote for or against the merger proposals and the charter amendment proposals. The inclusion of this information should not be regarded as an indication that the special committees of the NorthStar Companies, the boards of directors of the NorthStar Companies, their respective advisors (to the extent applicable) or any other person considered, or now considers, the Contributed Entities Standalone Projections to be material or necessarily predictive of actual future results, and the Contributed Entities Standalone Projections should not be relied upon as such. CLNS’s management’s internal prospective financial information, upon which the Contributed Entities Standalone Projections were based, is subjective in many respects. There can be no assurance that the Contributed Entities Standalone Projections will be realized or that actual results will not be significantly higher or lower than forecasted. The Contributed Entities Standalone Projections cover multiple years and such information by its nature becomes subject to greater uncertainty with each successive year. As a result, the inclusion of the Contributed Entities Standalone Projections in this joint proxy statement/prospectus should not be relied on as necessarily predictive of actual future events.

In addition, the Contributed Entities Standalone Projections were not prepared with a view toward public disclosure or toward complying with U.S. GAAP, the published guidelines of the SEC regarding projections and the use of non-U.S. GAAP measures or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither CLNS’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the Contributed Entities Standalone Projections contained in this joint proxy statement/prospectus, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The Contributed Entities Standalone Projections include certain non-U.S. GAAP financial measures. Non-U.S. GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with U.S. GAAP, and non-U.S. GAAP financial measures as presented in this joint proxy statement/prospectus may not be comparable to similarly titled amounts used by CLNS or other companies. The footnotes to the table below provide certain supplemental information with respect to the calculation of these non-U.S. GAAP financial measures.

Additionally, although the Contributed Entities Standalone Projections presented below are presented with numerical specificity, they are not facts. The Contributed Entities Standalone Projections were based on numerous variables and assumptions that were deemed to be reasonable as of the respective dates when such projections were finalized. Such assumptions are inherently uncertain and may be beyond the control of CLNS. Important factors that may affect actual results and cause the Contributed Entities Standalone Projections not to be achieved include, but are not limited to, risks and uncertainties relating to the Contributed Entities’ business (including its ability to achieve strategic goals, objectives and targets), industry performance, the legal and regulatory environment, general business and economic conditions and other factors described or referenced under the section entitled “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 88 of this joint proxy statement/prospectus. In addition, the Contributed Entities Standalone Projections reflect assumptions that are subject to change and do not reflect revised prospects for the Contributed Entities’ business, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the Contributed Entities Standalone Projections were prepared. CLNS has not prepared revised Contributed Entities Standalone Projections to take into account other variables that have changed since the date on which the Contributed Entities Standalone Projections were finalized. There can be no assurance that the Contributed Entities Standalone Projections will be realized or that the Contributed Entities’ future financial results will not materially vary from the Contributed Entities Standalone Projections.

Except as may be required by law, CLNS does not intend to update or otherwise revise the Contributed Entities Standalone Projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying such prospective financial information are not realized.

In developing the Contributed Entities Standalone Projections, CLNS’s management made certain material assumptions with respect to the Contributed Entities for the periods covered by the Contributed Entities Standalone Projections, including the following: (i) the sale and resolution of certain investments based on their respective business plans and projected lives or expected maturities; (ii) no reinvestment of returned capital from sales or maturities into new investments; (iii) no growth in net operating income for real estate equity investments; and (iv) no allocation of corporate-level expenses such as corporate interest expense, taxes or general and administrative expenses.

The following is a summary of the Contributed Entities Standalone Projections, as adjusted to reflect all figures based on CLNS’s ownership share of the applicable investment, which excludes amounts attributable to non-controlling interests of third parties in investment entities (in millions):

	Years Ending December 31,
	2018E	2019E	2020E
Investment Net Income & NOI(1)(2)	$101	$70	$35
Investment Core Earnings(3)	$82	$55	$28

(1)	CLNS defines Investment Net Income as: (i) cash and non-cash interest income derived from real estate debt investments including senior loans, mezzanine loans, CMBS and preferred equity investments and (ii) equity in earnings from investments in unconsolidated ventures, including limited partnership interests in third-party sponsored real estate private equity funds.

(2)	CLNS defines Net Operating Income, or NOI, as total cash property and related income less cash property operating expenses.

(3)	CLNS defines Investment Core Earnings as Investment Net Income & NOI less investment-level cash interest expense, which excludes amortization of deferred financing costs and debt premiums and discounts.

Allocation of Consideration

The NorthStar I exchange ratio, the NorthStar II exchange ratio and the consideration to be paid to the CLNS parties were determined using valuation methodologies that were consistently applied across all parties.

Determination of Initial Contribution Values

In connection with the Combination, each of the NorthStar I special committee, the NorthStar II special committee and CLNS, among other actions, engaged the third-party firm to perform valuation services with respect to the assets and liabilities of each of NorthStar I, NorthStar II and the select portfolio of assets and certain liabilities to be contributed by CLNS and provide ranges of values for such assets and liabilities. For a discussion of how the assets and liabilities to be contributed by CLNS were selected, see “Questions and Answers—How were the assets and liabilities to be contributed by CLNS selected?” beginning on page 5 of this joint proxy statement/prospectus. The valued assets and liabilities of NorthStar I, NorthStar II and the CLNS portfolio primarily consist of mortgage debt, subordinate debt, real estate properties, limited partnership interests in private equity real estate, which we refer to as PERE, funds and CMBS bonds, and the associated liabilities collateralized by these investments. Applying the same valuation methodologies among the three entities, the third-party firm provided ranges of valuations for each investment instrument as of March 31, 2017, subject to the related limitations, assumptions and qualifications contained therein.

The third-party firm was engaged based on its experience as a leading global independent provider of financial advisory, real estate and investment banking services, as well as its pre-existing knowledge of the assets and liabilities of NorthStar I and NorthStar II due to its past valuation work in respect of such assets and liabilities of NorthStar I and NorthStar II. The third-party firm delivers advice principally in the areas of valuation, transactions, financial restructuring, dispute and taxation, and has extensive experience in conducting asset valuations, including of CRE debt, properties and securities similar to those owned by NorthStar I, NorthStar II and the Contributed Entities. Since 2005, the third-party firm has completed hundreds of valuations in the real estate investment trust and real estate operating company industry.

The third-party firm was separately engaged by each of the NorthStar I special committee, the NorthStar II special committee and an affiliate of CLNS, and each such entity agreed to pay the third-party firm an aggregate fee of $468,014.95, $705,416.25 and $585,663.11, respectively, for performing the valuation services. In addition, each of NorthStar I, NorthStar II and an affiliate of CLNS has agreed to indemnify the third-party firm for certain liabilities, including liabilities under federal securities laws, arising out of its engagement and reimburse the third-party firm for direct engagement and administrative fees and third-party costs and expenses. The fees were negotiated between each of the NorthStar I special committee, the NorthStar II special committee and an affiliate of CLNS, on the one hand, and the third-party firm, on the other hand, and payment thereof is not dependent upon completion of the Combination.

The third-party firm in the past has provided valuation services to each of NorthStar I, NorthStar II and certain affiliates of CLNS in matters unrelated to the Combination. During the two-year period prior to the date of this joint proxy statement/prospectus, the third-party firm received aggregate fees of approximately $975,369.61 from NorthStar I, approximately $398,965.47 from NorthStar II and approximately $130,132 from affiliates of CLNS. The third-party firm may in the future provide services to the Company, CLNS and their respective affiliates and receive compensation for such services.

Following discussions among CLNS, the NorthStar I special committee and the NorthStar II special committee, the values of the assets and liabilities of the respective entities were determined by the parties as follows:

•	CRE Debt Investments and Liabilities—Credit and spread analyses of each investment were conducted by the third-party firm, relying in part on recent third-party property appraisals of the underlying collateral and current market data to evaluate estimated fair value relative to current market spreads for similar investments. As appropriate, the third-party firm took into account recent property performance, operating progress, and completion of capital improvements to include “de-risking” adjustments to the discount rates for the CRE debt investments. The third-party firm provided a range of values for the CRE debt investments, subject to the related limitations, assumptions and qualifications contained therein. CLNS, the NorthStar I special committee and the NorthStar II special committee valued the CRE debt investments based on unpaid principal balance plus contractual exit fees and liabilities at unpaid principal balance, in each case as of March 31, 2017, because such values were in the valuation ranges provided by the third-party firm and because CLNS, the NorthStar I special committee and the NorthStar II special committee each believe that its respective entity will receive par repayment plus exit fees for such CRE debt investments.

•	CRE Properties—CRE properties were valued by the third-party firm by utilizing an income approach to valuation, employing either a direct capitalization analysis or a discounted cash flow, which we refer to as DCF, analysis. To complete its valuations, the third-party firm reviewed recent and projected operating results, current market data and comparable property trades to arrive at the estimated value of the CRE properties. The aggregate value of the CRE properties includes the estimated value of the applicable entity’s equity participations. The third-party firm provided a range of values for the CRE properties, and CLNS, the NorthStar I special committee and the NorthStar II special committee valued the CRE properties based on the midpoint of the valuation ranges, subject to the related limitations, assumptions and qualifications contained therein.

•	PERE Investments—PERE investments were valued by the third-party firm by applying a DCF analysis to the funds’ projected future cash flows, including any deferred obligations. The third-party firm additionally compared the estimated values to the aggregate net asset value of the underlying fund interests, as reported by the respective fund managers, adjusted for distributions received through March 31, 2017. The third-party firm provided a range of values for the PERE investments, and CLNS, the NorthStar I special committee and the NorthStar II special committee valued the PERE investments based on the midpoint of the valuation ranges, subject to the related limitations, assumptions and qualifications contained therein.

•	CRE Securities—Fair value marks were provided by the third-party firm for each CRE security based on its review of market data and the projected waterfalls governing each CRE security’s trust. The third-party firm provided a range of values for the CRE securities, and CLNS, the NorthStar I special committee and the NorthStar II special committee valued the CRE securities based on the midpoint of the valuation ranges, subject to the related limitations, assumptions and qualifications contained therein.

•	Other Assets and Liabilities—CLNS, the NorthStar I special committee and the NorthStar II special committee valued cash, receivables, accounts payables, accrued expenses and other debt based on the carrying value and unpaid principal balance as of March 31, 2017.

Based on the foregoing, and following discussions among CLNS, the NorthStar I special committee and the NorthStar II special committee, the initial equity contribution values of each entity in the Combination as of March 31, 2017, which we refer to as the March 2017 Contribution Values, and, in the case of NorthStar I and NorthStar II, the resulting March 2017 Contribution Value per share were as follows:

Contributing Entity	March 2017 Contribution Values (in millions)	March 2017 Contribution Value Per Share**
NorthStar I*	$1,106.6	$9.22
NorthStar II	$1,046.7	$9.16
CLNS Select Portfolio of Assets and Liabilities	$1,241.0	—

Total	$3,394.3	—

*	NorthStar I’s March 2017 contribution value and March 2017 contribution value per share exclude the value of the NorthStar I retained asset. The NorthStar I retained asset is discussed below.

**	Based on 120,003,415 shares of NorthStar I common stock outstanding and 114,248,029 shares of NorthStar II common stock outstanding.

Adjustments to March 2017 Contribution Values to Determine Signing Date Contribution Values

The relative contribution values used to allocate the ownership of shares of the Company to each of the CLNS parties, NorthStar I stockholders and NorthStar II stockholders in the Combination, which we refer to as the Adjusted Contribution Values, were calculated as follows:

•	NorthStar I and NorthStar II. In order to determine the value of the assets and liabilities being contributed by each of NorthStar I and NorthStar II at the time of entering into the combination agreement, and for purposes of establishing the NorthStar I exchange ratio and the NorthStar II exchange ratio, CLNS, the NorthStar I special committee and the NorthStar II special committee began with the March 2017 Contribution Value of each of NorthStar I and NorthStar II and applied the following adjustments: (i) added actual funds from operations from April 1, 2017 through June 30, 2017; (ii) subtracted cash dividends paid on May 1, 2017, June 1, 2017 and July 1, 2017; and (iii) subtracted redemption payments made through the date of entering into the combination agreement.

•	CLNS Portfolio of Assets and Liabilities. In order to determine the value of the assets and liabilities being contributed by CLNS at the time of entering into the combination agreement, and for purposes of determining the consideration to be received for such contributions, CLNS, the NorthStar I special committee and the NorthStar II special committee began with the March 2017 Contribution Value of the select portfolio of assets to be contributed by affiliates of CLNS and applied the following adjustments: (i) added actual funds from operations from April 1, 2017 through June 30, 2017; (ii) added contributions made to the Contributed Entities and their subsidiaries from April 1, 2017 through June 30, 2017; and (iii) subtracted distributions made by the Contributed Entities and their subsidiaries from April 1, 2017 through June 30, 2017 (taking into account the Goodwill Distribution).

For purposes of the various adjustments described herein, “funds from operations” means net income or loss calculated in accordance with U.S. GAAP adjusted for the applicable party’s share of the following items, including such amounts recognized by such party’s unconsolidated partnerships and joint ventures: (i) exclude U.S. GAAP gains and losses from sales of depreciable real estate and investment assets; (ii) exclude impairment write-downs associated with depreciable real estate and investment assets; (iii) with respect to NorthStar I only, exclude any losses in respect of the NorthStar I excluded asset, but only to the extent that such losses do not reduce the book value of the NorthStar I excluded asset to less than $65 million; (iv) add back real estate-related depreciation and amortization; (v) add back gains and losses from sales of depreciable real estate and investment assets calculated against such party’s adjusted net asset value; (vi) add back equity-based compensation expense; (vii) reverse effects of straight-line rent revenue and straight-line rent expense on ground leases; (viii) reverse amortization of acquired above- and below-market lease values; (ix) add back amortization of deferred financing costs and debt premiums and discounts; (x) reverse unrealized fair value gains or losses and foreign currency remeasurements; (xi) add back amortization of gain on remeasurement of consolidated investment entities, net; and (xii) add back expenses related to the transactions contemplated by the combination agreement.

The Adjusted Contribution Values at signing and, in the case of NorthStar I and NorthStar II, the resulting Adjusted Contribution Value per share at signing were as follows:

Contributing Entity	Adjusted Contribution Value at Signing (in millions)	Adjusted Contribution Value Per Share at Signing**
NorthStar I*	$1,085.5	$9.10
NorthStar II	$1,039.3	$9.04
CLNS Select Portfolio of Assets and Liabilities	$1,222.4	—

Total	$3,347.2	—

*	NorthStar I Adjusted Contribution Value and Adjusted Contribution Value per share exclude the value of the NorthStar I retained asset. The NorthStar I retained asset is discussed below.

**	Based on 119,333,925 shares of NorthStar I common stock and 114,943,151 shares of NorthStar II common stock.

The anticipated ownership percentages of NorthStar I stockholders, NorthStar II stockholders and CLNS and its affiliates of the Company, on a fully diluted basis, are as follows:

Contributing Entity	Ownership%
NorthStar I	32.4%
NorthStar II	31.1%
CLNS Select Portfolio of Assets and Liabilities	36.5%

Total	100.0%

The number of shares of Company common stock and Company OP Units to be issued to CLNS OP and RED REIT, respectively, are fixed, as are the NorthStar I exchange ratio and the NorthStar II exchange ratio, subject to adjustments in certain limited circumstances as set forth in the combination agreement, including if NorthStar I or NorthStar II, as the case may be, declares or pays dividends in excess of amounts specified in the combination agreement. Therefore, the anticipated ownership percentages set forth above are not expected to change.

Pre-Closing Adjustments to Contribution Values

The combination agreement permits both NorthStar I and NorthStar II to pay distributions to stockholders in excess of their funds from operations during the time period from July 1, 2017 to the closing date in order to continue to provide consistent income to their stockholders. Immediately prior to the closing of the Combination, either NorthStar I or NorthStar II (whichever of the NorthStar Companies has generated the least amount of cash leakage during the period July 1, 2017 through the day immediately preceding the closing date (excluding the dividend payment made on July 1, 2017)) will declare a special dividend in order to true up the agreed contribution values of NorthStar I and NorthStar II in relation to each other. A portion of the distributions received by NorthStar I stockholders and NorthStar II stockholders will constitute return of capital to such stockholders. In addition, following the CLNS OP Contribution and the RED REIT Contribution, but prior to the effective time of the Mergers, the Company will, if necessary, declare a special distribution to CLNS OP in an amount that is intended to true up CLNS OP for the difference between (i) the sum of (a) the loss in value of

NorthStar I and NorthStar II as a result of the distributions made by NorthStar I and NorthStar II in excess of funds from operations from July 1, 2017 through the day immediately preceding the closing date (excluding the dividend payment made on July 1, 2017), (b) funds from operations for the Contributed Entities from July 1, 2017 through the day immediately preceding the closing date, (c) cash contributions or contributions of certain intercompany receivables made to the Contributed Entities from July 1, 2017 through the day immediately preceding the closing date and (d) the expected present value of certain unreimbursed operating expenses of NorthStar I and NorthStar II paid on each NorthStar company’s behalf by their respective advisors, and (ii) cash distributions made by the Contributed Entities from July 1, 2017 through the day immediately preceding the closing date, excluding the Goodwill Distribution. Such special dividend and special distribution will enable the parties to maintain the anticipated ownership percentages as discussed above, while adjusting the agreed contribution values for each party to take into account changes in value that occur between signing and closing. Refer to the section entitled “The Combination Agreement—Covenants and Agreements—Pre-Closing Adjustment” beginning on page 291 of this joint proxy statement/prospectus for additional information.

NorthStar I Retained Asset

Assuming that (i) the unpaid principal balance (including a 1% exit fee) of the NorthStar I excluded asset remains approximately $151.65 million and (ii) a senior interest in the NorthStar I excluded asset having a $65.0 million principal balance is sold for $65.0 million, then the NorthStar I retained asset would consist of a junior interest in the NorthStar I excluded asset having an approximately $86.65 million principal balance, or approximately $0.73 attributable to each outstanding share of NorthStar I common stock. In addition, assuming that all contractual interest and fees are paid by the borrower group with respect to the NorthStar I excluded asset, it is expected that such payments will generate sufficient cash to pay interest and fees to which the senior interest will be entitled and certain administrative expenses and other costs associated with the liquidating trust, with any remaining interest and fees distributed to holders of liquidating trust units from time to time. Notwithstanding the foregoing, the NorthStar I special committee has not obtained any third-party valuation of the NorthStar I retained asset, the estimated amount or value of future distributions to unitholders of the liquidating trust of interest and principal payments on the NorthStar I retained asset, or the estimated amount of net proceeds from any sale, transfer or other disposition of the NorthStar I retained asset (excluding, in each case, certain administrative expenses and other costs associated with the liquidating trust). For more information, refer to “Risk Factors—Risks Relating to the Combination—The holders of NorthStar I common stock may receive less than expected or nothing from the liquidating trust, and should consider this risk in evaluating the NorthStar I merger” beginning on page 63 of this joint proxy statement/prospectus. Based on the foregoing, the NorthStar I Adjusted Contribution Value per share at signing, together with the estimated value of the unpaid principal amount of the NorthStar I retained asset attributable to each outstanding share of NorthStar I common stock, are as follows:

NorthStar I Adjusted Contribution Value Per Share at Signing	$9.10
Estimated Value of the Unpaid Principal Amount of NorthStar I Retained Asset Attributable to Each Share of NorthStar I Common Stock	$0.73

Total	$9.83

As discussed in “Questions and Answers—What is the estimated dollar value of what NorthStar I and NorthStar II stockholders are receiving as consideration in the Combination?” beginning on page 5 of this joint proxy statement/prospectus, the ultimate value received by NorthStar I stockholders (including the value of each liquidating trust unit) and NorthStar II stockholders will depend on a number of factors, including market conditions at the time of closing and the price at which shares of the Company class A common stock trade following a listing.

Interests of NorthStar I’s Directors and Executive Officers in the Combination

In considering the recommendation of the NorthStar I special committee and the NorthStar I board of directors with respect to the proposed NorthStar I merger, you should be aware that directors and executive officers of NorthStar I may have certain interests in the Combination that may be different from, or in addition to, the interests of NorthStar I’s stockholders generally. The NorthStar I special committee and the NorthStar I board of directors were aware of and considered these interests, among other matters, in evaluating and, in the case of the NorthStar I special committee, negotiating the combination agreement and the Combination, including the NorthStar I merger, and in recommending that the NorthStar I merger be approved by the stockholders of NorthStar I. These interests are described below.

Potential Conflicts

In addition to the conflicts discussed elsewhere in this joint proxy statement/prospectus, CLNS (and its affiliates), as the sponsor of NorthStar I, have certain conflicts in connection with the Combination, including:

•	Daniel R. Gilbert is the Chief Executive Officer, President and Chairman of the boards of directors of both NorthStar I and NorthStar II. Mr. Gilbert is also a managing director of CLNS, serving as the Head of the Retail Platform of CLNS. Mr. Gilbert also serves as the Executive Chairman of NorthStar Healthcare Income, Inc. Mr. Gilbert further serves as the Co-Chairman, Chief Executive Officer and President of NorthStar/RXR New York Metro Real Estate, Inc. and as Chairman, Chief Executive Officer and President of NorthStar Corporate Income Master Fund and its two feeder funds. Mr. Gilbert is also an Interested Trustee, Chairman, Chief Executive Officer and President of NorthStar Real Estate Capital Income Master Fund and its two feeder funds.

•	One of NorthStar I’s other directors, Jonathan T. Albro, also currently serves as a director on the NorthStar II board of directors. In addition, Mr. Albro is affiliated with the Townsend Group, Inc., a real estate investment management firm in which CLNS currently holds a controlling interest.

•	At the time of closing of the Combination, the Company and the Company OP will enter into a management agreement with the Manager, pursuant to which the Manager will manage the assets and day-to-day operations of the Company and its subsidiaries, including, among other things, acquiring and disposing of investments consistent in all material respects with the Company’s investment guidelines. Suitable investment opportunities will be allocated to the Company by the Manager in accordance with CLNS’s investment allocation policy; provided, however, that the management agreement does not prevent the Manager or its affiliates from (i) engaging in other business opportunities (including in the same or similar business activities or lines of business as the Company) or (ii) competing with the Company.

Conversion of Outstanding Shares of NorthStar I Common Stock and NorthStar I Restricted Common Stock

In the NorthStar I merger, shares of NorthStar I common stock owned by executive officers and directors of NorthStar I and by CLNS and by their respective affiliates will be converted into the right to receive, in the event of a Listing, shares of Company class A common stock (and cash in lieu of fractional shares), and in the event of an IPO, shares of Company common class B stock (and cash in lieu of fractional shares), in either case on the same terms and conditions as the other NorthStar I common stockholders. Also, in connection with the NorthStar I merger, all outstanding unvested restricted stock awards granted under the Long Term Incentive Plan of NorthStar I will fully vest, entitling the holder thereof to receive, in the event of a Listing, the same number of shares of Company class A common stock (and cash in lieu of fractional shares), and in the event of an IPO, the same number of shares of Company class B common stock (and cash in lieu of fractional shares), in either case as other holders of NorthStar I common stock. As a result of the foregoing, an aggregate of 21,122 shares of NorthStar I restricted common stock will vest in connection with the NorthStar I merger, which amount is comprised of 5,047 shares of NorthStar I restricted common stock held by Mr. Albro, 5,981 shares of NorthStar I restricted common stock held by Mr. Schwartz, 5,047 shares of NorthStar I restricted common stock held by Mr. Smith and 5,047 shares of NorthStar I restricted common stock held by Mr. Thomas.

As of the NorthStar I record date, the directors of NorthStar I and their respective affiliates beneficially owned, in the aggregate, 99,374 shares of NorthStar I common stock, including an aggregate of 21,122 shares of NorthStar I restricted common stock awards granted under the Long Term Incentive Plan of NorthStar I. Also as of the NorthStar I record date, the executive officers of NorthStar I did not own any shares of NorthStar I common stock, and an affiliate of CLNS and its affiliates beneficially owned, in the aggregate, 645,848 shares of NorthStar I common stock. In respect of all the shares of NorthStar I common stock beneficially owned by the directors of NorthStar I and their respective affiliates as of the NorthStar I record date, they would receive (i) in the event of a Listing, an aggregate of 35,098 shares of Company class A common stock, based on the NorthStar I exchange ratio, and (ii) in the event of an IPO, an aggregate of 35,096 shares of Company common stock, based on the NorthStar I exchange ratio, allocated as follows: 5,260 shares of Company class B-1 common stock; and 29,830 shares of Company class B-2 common stock (in each case, after accounting for payments of cash in lieu of fractional shares of the Company).

Treatment of Outstanding Partnership Units

Pursuant to the combination agreement, immediately prior to the Company Contribution (and the liquidating trust distribution, if any), each “Special Partnership Unit” of NorthStar I OP (all of which are held by NorthStar OP Holdings, LLC, a subsidiary of CLNS), will be cancelled, and each “Partnership Unit” of NorthStar I OP owned by NS Real Estate Income Trust Advisor, LLC, which is also a subsidiary of CLNS and the prior advisor of NorthStar I, will be redeemed by NorthStar I OP for $9.10 in cash (and the total value that NS Real Estate Income Trust Advisor, LLC will receive as a result of the redemption is approximately $910).

Section 16 Matters

Pursuant to the combination agreement, the parties thereto have each agreed to take all steps as may be necessary or appropriate to cause any dispositions of shares of NorthStar I common stock that are treated as dispositions under Rule 16b-3 of the Exchange Act and result from the transactions contemplated under the combination agreement by each officer or director of NorthStar I who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to NorthStar I to be exempt from short-swing profit recovery rules under Rule 16b-3 of the Exchange Act.

Treatment of Unreimbursed Operating Expenses

As described in “The Combination Agreement—Covenants and Agreements—Pre-Closing Adjustment,” following the CLNS OP Contribution and the RED REIT Contribution, but prior to the effective time of the Mergers, the Company will, if necessary, declare a special distribution to CLNS OP in an amount that is intended to true up CLNS OP for, among other things, the expected present value of certain unreimbursed operating costs incurred by the NorthStar I advisor. If the Combination does not close, reimbursement of such amount to the NorthStar I advisor will be subject to the terms of the NorthStar I charter and the NorthStar I advisory agreement.

Indemnification and Insurance

Pursuant to the terms of the combination agreement, NorthStar I’s directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies. Refer to the section entitled “The Combination Agreement—Covenants and Agreements—Directors’ and Officers’ Insurance and Indemnification” beginning on page 290 of this joint proxy statement/prospectus for a description of such ongoing indemnification and coverage obligations.

Interests of NorthStar II’s Directors and Executive Officers in the Combination

In considering the recommendation of the NorthStar II special committee and the NorthStar II board of directors with respect to the proposed NorthStar II merger, you should be aware that directors and executive officers of NorthStar II may have certain interests in the Combination that may be different from, or in addition to, the interests of NorthStar II’s stockholders generally. The NorthStar II special committee and the NorthStar II board of directors were aware of and considered these interests, among other matters, in evaluating and, in the case of the NorthStar II special committee, negotiating the combination agreement and the Combination, including the NorthStar II merger, and in recommending that the NorthStar II merger be approved by the stockholders of NorthStar II. These interests are described below.

Potential Conflicts

In addition to the conflicts discussed elsewhere in this joint proxy statement/prospectus, CLNS (and its affiliates), as the sponsor of NorthStar II, have certain conflicts in connection with the Combination, including:

•	Daniel R. Gilbert is the Chief Executive Officer, President and Chairman of the boards of directors of both NorthStar I and NorthStar II. Mr. Gilbert is also a managing director of CLNS, serving as the Head of the Retail Platform of CLNS. Mr. Gilbert also serves as the Executive Chairman of NorthStar Healthcare Income, Inc. Mr. Gilbert further serves as the Co-Chairman, Chief Executive Officer and President of NorthStar/RXR New York Metro Real Estate, Inc. and as Chairman, Chief Executive Officer and President of NorthStar Corporate Income Master Fund and its two feeder funds. Mr. Gilbert is also an Interested Trustee, Chairman, Chief Executive Officer and President of NorthStar Real Estate Capital Income Master Fund and its two feeder funds.

•	One of NorthStar II’s other directors, Jonathan T. Albro, also currently serves as a director on the NorthStar I board of directors. In addition, Mr. Albro is affiliated with the Townsend Group, Inc., a real estate investment management firm in which CLNS currently holds a controlling interest.

•	At the time of closing of the Combination, the Company and the Company OP will enter into a management agreement with the Manager pursuant to which the Manager will manage the assets and day-to-day operations of the Company and its subsidiaries, including, among other things, acquiring and disposing of investments consistent in all material respects with the Company’s investment guidelines. Suitable investment opportunities will be allocated to the Company by the Manager in accordance with CLNS’s investment allocation policy; provided, however, that the management agreement does not prevent the Manager or its affiliates from (i) engaging in other business opportunities (including in the same or similar business activities or lines of business as the Company) or (ii) competing with the Company.

Conversion of Outstanding Shares of NorthStar II Common Stock and NorthStar II Restricted Common Stock

In the NorthStar II merger, shares of NorthStar II common stock owned by executive officers and directors of NorthStar II and by CLNS and their respective affiliates will be converted into the right to receive, in the event of a Listing, shares of Company class A common stock (and cash in lieu of fractional shares), and in the event of an IPO, shares of Company class B common stock (and cash in lieu of fractional shares), in either case on the same terms and conditions as the other NorthStar II stockholders. Also, in connection with the NorthStar II merger, all outstanding unvested restricted stock awards granted under the Long Term Incentive Plan of

NorthStar II will fully vest, entitling the holder thereof to receive, in the event of a Listing, the same number of shares of Company class A common stock (and cash in lieu of fractional shares), and in the event of an IPO, the same number of shares of Company class B common stock (and cash in lieu of fractional shares), in either case as other holders of NorthStar II common stock. As a result of the foregoing, an aggregate of 25,083 shares of NorthStar II restricted common stock will vest in connection with the NorthStar II merger, which amount is comprised of 5,223 shares of NorthStar II restricted common stock held by Jonathan T. Albro, 9,112 shares of NorthStar II restricted common stock held by Justin P. Meagher, 5,525 shares of NorthStar II restricted common stock held by Chris S. Westfahl and 5,223 shares of NorthStar II restricted common stock held by Winston W. Wilson.

As of the NorthStar II record date, the directors of NorthStar II and their respective affiliates beneficially owned, in the aggregate, 66,943 shares of NorthStar II common stock, including an aggregate of 25,083 shares of NorthStar II restricted common stock awards granted under the Long Term Incentive Plan of NorthStar II. Also as of the NorthStar II record date, the executive officers of NorthStar II did not own any shares of NorthStar II common stock, and an affiliate of CLNS beneficially owned, in the aggregate, 664,509 shares of NorthStar II common stock. In respect of all the shares of NorthStar II common stock beneficially owned by the directors of NorthStar II and their respective affiliates as of the NorthStar II record date, they would receive (i) in the event of a Listing, an aggregate of 23,502 shares of Company class A common stock, based on the NorthStar II exchange ratio, and (ii) in the event of an IPO, an aggregate of 23,499 shares of Company common stock, based on the NorthStar II exchange ratio, allocated as follows: 3,256 shares of Company class B-1 common stock; and 19,973 shares of Company class B-2 common stock (in each case, after accounting for payments of cash in lieu of fractional shares of the Company).

Treatment of Outstanding Partnership Units

Pursuant to the combination agreement, immediately prior to the Company Contribution, each “Special Partnership Unit” of NorthStar II OP (all of which are held by NorthStar OP Holdings II, LLC, a subsidiary of CLNS), will be cancelled, and each “Partnership Unit” of NorthStar II OP owned by NorthStar Real Estate Income Advisor II, LLC, which is also a subsidiary of CLNS and the prior advisor of NorthStar II, will be redeemed by NorthStar II OP for $9.04 in cash (and the total value that NorthStar Real Estate Income Advisor II, LLC will receive as a result of the redemption is approximately $904).

Section 16 Matters

Pursuant to the combination agreement, the parties thereto have each agreed to take all steps as may be necessary or appropriate to cause any dispositions of shares of NorthStar II common stock that are treated as dispositions under Rule 16b-3 of the Exchange Act and result from the transactions contemplated under the combination agreement by each officer or director of NorthStar II who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to NorthStar II to be exempt from short-swing profit recovery rules under Rule 16b-3 of the Exchange Act.

Treatment of Unreimbursed Operating Expenses

As described in “The Combination Agreement—Covenants and Agreements—Pre-Closing Adjustment,” following the CLNS OP Contribution and the RED REIT Contribution, but prior to the effective time of the Mergers, the Company will, if necessary, declare a special distribution to CLNS OP in an amount that is intended to true up CLNS OP for, among other things, the expected present value of certain unreimbursed operating costs incurred by the NorthStar II advisor. If the Combination does not close, reimbursement of such amount to the NorthStar II advisor will be subject to the terms of the NorthStar II charter and the NorthStar II advisory agreement.

Indemnification and Insurance

Pursuant to the terms of the combination agreement, NorthStar II’s directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies. Refer to the section entitled “The Combination Agreement—Covenants and Agreements—Directors’ and Officers’ Insurance and Indemnification” beginning on page 290 of this joint proxy statement/prospectus for a description of such ongoing indemnification and coverage obligations.

Regulatory Approvals in Connection with the Combination

Completion of the Combination is subject to the receipt of any required regulatory approvals; however, no regulatory approvals are anticipated to be required in connection with the completion of the Combination.

Accounting Treatment of the Combination

The Combination will be accounted for under the acquisition method for business combinations pursuant to Accounting Standards Codification Topic 805, Business Combinations. In the Combination, the Company, and its accounting predecessor, the CLNS Investment Entities, is considered to be the accounting acquirer.

The Company succeeded to substantially all of the operations of the CLNS Investment Entities and did not have material assets or substantial operations prior to the contribution of assets and liabilities from CLNS, with such contribution treated as a common control transaction. Accordingly, all of the assets and liabilities of the CLNS Investment Entities received by the Company were recorded in the Company’s books at their carryover basis. As both the Company and the CLNS Investment Entities were controlled by CLNS prior to the Combination, actions taken by CLNS prior to the Combination were attributed to the Company in determining the accounting acquirer in the Combination.

In a transaction involving the exchange of equity interests, ASC 805 provides that the entity issuing the equity interests is usually the acquirer; however, all pertinent facts and circumstances must be considered in identifying the acquirer for accounting purposes. In identifying the Company as the accounting acquirer, factors considered included the following: (i) CLNS initiated the Combination transaction; (ii) the Company will issue its equity to consummate the Combination; (iii) subsidiaries and affiliates of CLNS will have the largest portion of voting interest in the Company based on initial ownership interests immediately following the Combination; (iv) CLNS executives will serve as management of the Company through a management agreement to be executed between the Company and a subsidiary of CLNS; and (v) in terms of relative size, CLNS, through the CLNS Investment Entities, will constitute the largest portion of net assets and net income of the combining entities.

Accordingly, the Combination will establish a new accounting basis for the assets acquired, liabilities assumed and noncontrolling interests of NorthStar I and NorthStar II, which will be measured at their respective fair values on the closing date of the Combination. As the Combination is a stock-for-stock exchange, the value of consideration transferred will depend upon the fair value of the Company common stock at the closing date of the Combination. To the extent that fair value of the consideration transferred exceeds fair value of the net assets acquired, any such excess will represent goodwill. Alternatively, if fair value of the net assets acquired exceeds fair value of the consideration transferred, the transaction could result in a bargain purchase gain that will be recognized immediately in earnings. The final fair values of assets acquired, liabilities assumed and non-controlling interests will be determined upon completion of the Combination, with the allocation to be finalized as soon as practicable within the measurement period of no later than one year following the closing date of the Combination.

Refer to the section entitled “Index to Financial Statements” beginning on page F-1 of this joint proxy statement/prospectus.

Dividends Pursuant to the Combination Agreement

Pursuant to the combination agreement, NorthStar I and NorthStar II are each permitted to continue to pay its regular daily dividends of US$0.001917808 per share (in the case of shares of NorthStar II class T common stock, less the distribution fees that are payable with respect to such shares of class T common stock) in respect of any record date prior to the effective time of the Mergers.

In addition, the combination agreement contemplates that, immediately prior to the closing of the Combination, the Company will calculate the amount by which distributions by NorthStar I and NorthStar II from July 1, 2017 through the day immediately preceding the closing date (excluding the dividend payment made on July 1, 2017) have exceeded such company’s funds from operations. Prior to the closing of the Combination, a special dividend will be declared by whichever of the NorthStar Companies has generated the least amount of cash leakage in excess of funds from operations in order to true up the agreed contribution values of NorthStar I and NorthStar II in relation to each other. In addition, following the CLNS OP Contribution and the RED REIT Contribution, but prior to the effective time of the Mergers, the Company will, if necessary, declare a special distribution to CLNS OP in an amount that is intended to true up CLNS OP for the difference between (i) the sum of (a) the loss in value of NorthStar I and NorthStar II as a result of the distributions made by NorthStar I and NorthStar II in excess of funds from operations from July 1, 2017 through the day immediately preceding the closing date (excluding the dividend payment made on July 1, 2017), (b) funds from operations for the Contributed Entities from July 1, 2017 through the day immediately preceding the closing date, (c) cash contributions or contributions of certain intercompany receivables made to the Contributed Entities from July 1, 2017 through the day immediately preceding the closing date and (d) the expected present value of certain unreimbursed operating expenses of NorthStar I and NorthStar II paid on each NorthStar company’s behalf by their respective advisors, and (ii) cash distributions made by the Contributed Entities from July 1, 2017 through the day immediately preceding the closing date, excluding the Goodwill Distribution. Assuming a closing date of December 31, 2017, the Company does not expect the special distribution to CLNS as contemplated by the combination agreement to exceed $20 million.

Listing of the Company Stock

Class A Common Stock

The Company common stock is currently not traded or quoted on a stock exchange or quotation system. It is a condition to the closing of the Combination that (i) the Company class A common stock (x) to be issued as consideration in the Mergers in the event of a Listing or, in the event of an IPO, into which the Company class B common stock to be issued as consideration in the Mergers is convertible, (y) to be issued in connection with the CLNS OP Contribution in the event of an IPO or, in the event of a Listing, into which the Company class B-3 common stock to be issued in connection with the CLNS OP Contribution is convertible and (z) into which the Company OP Units to be issued in connection with the RED REIT Contribution is convertible, be approved for listing on a national securities exchange, subject to official notice of issuance, and (ii) the Company class A common stock have been approved for listing on a national securities exchange, in connection with either an IPO or Listing. The Company class A common stock is expected to be listed under the symbol “CLNC.”

Deregistration of NorthStar I and NorthStar II Common Stock

Following the closing of the Mergers, NorthStar I common stock and NorthStar II common stock will be deregistered under the Exchange Act. NorthStar I and NorthStar II will no longer be required to file periodic reports with the SEC. No delisting of NorthStar I common stock or NorthStar II common stock is required as no trading market exists for shares of NorthStar I common stock or NorthStar II common stock.

Restrictions on Sales of Shares of Company Common Stock Received in the Combination

Following the effectiveness of the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, shares of Company common stock issued in the Combination will not be subject to any restrictions on transfer arising under the Securities Act or the Exchange Act, except for shares of Company common stock issued to any Company stockholder who may be deemed an “affiliate” of the Company for the purposes of Rule 144 of the Securities Act after the completion of the Combination. Persons who may be deemed “affiliates” of the Company generally include individuals or entities that control, are controlled by or are under common control with, the Company and may include the directors and executive officers of the Company as well as its principal stockholders.

In the event of a Listing, stockholders of NorthStar I and NorthStar II will receive shares of Company class A common stock, and therefore will not be subject to any liquidity restrictions. However, in the event of an IPO, in order to facilitate an orderly and successful IPO, stockholders of NorthStar I and NorthStar II will receive shares of Company class B common stock, which will not be listed for trading but will convert into shares of Company class A common stock on a one-for-one basis as follows:

•	in the case of the Company class B-1 common stock, upon the close of trading on the date that is 30 days following the IPO Date; and

•	in the case of the Company class B-2 common stock, upon the close of trading on the date that is 180 days following the IPO Date.

In addition, CLNS and its affiliates will be subject to certain limitations on their ability to sell their shares of Company common stock for one year following the closing of the Combination.

The Company may consider the possibility of effecting a tender offer for a portion of the Company common stock received by the stockholders of NorthStar I and NorthStar II in the Combination. Any tender offers may be conducted by the Company or a third party, or a combination of the Company and a third party, and may be commenced prior to or following the closing of the Combination, and prior to or following an IPO. The tender offers may be limited to one or more specified classes of Company common stock or may cover all classes, in each case subject to specified limits on the number or value of the shares to be purchased. The offer price may vary depending on which class of Company common stock is subject to the tender and may be fixed or may be based on some form of auction process. There can be no assurance that there will be any tender offers made for shares of Company common stock to be received by NorthStar I and NorthStar II stockholders in the Combination. In the event that there is a tender offer for shares of the Company issued in the Mergers, the tax consequences of selling shares pursuant to the tender offer will be described in a separate disclosure document with respect such tender offer.

This joint proxy statement/prospectus does not cover resales of the Company common stock received by any person upon the completion of the Combination, and no person is authorized to make any use of this joint proxy statement/prospectus in connection with any resale of the Company common stock.

Directors and Management of the Company After the Combination

Upon the closing of the Combination, the board of directors of the Company will consist of seven members, including four independent directors. Kevin P. Traenkle is expected to be Chief Executive Officer and Sujan S. Patel is expected to be Chief Financial Officer of the Company. Prior to the closing of the Combination, additional individuals who will serve as the Company’s directors or executive officers following the Combination will be identified.

The following table sets forth certain information with respect to the Company’s executive officers.

Name	Age	Position Held with the Company
Kevin P. Traenkle	47	Chief Executive Officer
Sujan S. Patel	39	Chief Financial Officer

Set forth below is biographical information for the Company’s executive officers.

Kevin P. Traenkle (age 47) is expected to be Chief Executive Officer of the Company. Mr. Traenkle is the Executive Vice President and Chief Investment Officer of CLNS, having previously held the position of Executive Director and Chief Investment Officer for Colony Capital Inc. In his roles at CLNS and Colony Capital, Inc., he has been involved in many facets of the businesses, including business strategy, product development, global client relations, oversight of individual investment and divestment decisions, as well as portfolio construction and risk management. Prior to rejoining the Colony Capital business in 2002, Mr. Traenkle worked for a private equity investment firm, where, among other responsibilities, he focused on the firm’s real estate-related investment and management activities. Prior to originally joining Colony Capital in 1993, Mr. Traenkle worked in the municipal finance department for the investment bank First Albany Corporation in Albany, New York. Mr. Traenkle received a Bachelor of Science in Mechanical Engineering in 1992 from Rensselaer Polytechnic Institute in Troy, New York.

Sujan S. Patel (age 39) is expected to be Chief Financial Officer of the Company. Mr. Patel is the Managing Director and Co-Head of U.S. Investment Management of CLNS and has held such position since January 2017. He is responsible for overseeing the sourcing, structuring and execution of CLNS’s opportunistic equity, debt and strategic investments across all asset types and geographies. Prior to serving in his current position, Mr. Patel was Managing Director and Co-Head of Investments at NorthStar Asset Management Group Inc., or, together with its predecessors, NSAM, a predecessor of CLNS, where he was directly involved in or oversaw over $21 billion of closed transactions. Prior to joining NSAM in 2007, Mr. Patel was with Thayer Lodging Group, a lodging dedicated private equity firm, focusing on all aspects of sourcing, acquiring, financing and disposing of over $2 billion of hotel investments. Mr. Patel began his career at Morgan Stanley in their investment banking division based in New York. He currently serves on the Advisory Board of the NYU Schack Institute of Real Estate and is a member of the Board of Advisors of the Graaskamp Center for Real Estate at the Wisconsin School of Business. Mr. Patel also sits on the Major Decision Committee of Island Hospitality Management and on the Board of SteelWave, a San Francisco Bay Area-based full-service commercial real estate management and operating company. In addition, Mr. Patel is involved in several real estate industry organizations, including being a Member of the ULI Global Exchange Council, and is a frequent speaker at industry conferences and seminars. Mr. Patel was named by the Commercial Observer in March 2014 as a member of its “Power 100” list honoring top commercial real estate professionals. Mr. Patel received a Bachelor of Arts in Engineering Sciences modified with Economics from Dartmouth College.

Following the consummation of the Combination, the Company will be externally managed pursuant to a management agreement with an affiliate of CLNS consistent with the following market standard terms:

•	base management fee of 1.5% of stockholders’ equity;

•	incentive management fee of 20% of core earnings over a 7% hurdle rate;

•	initial term of three years, annual renewals thereafter unless either party elects to terminate; and

•	termination fee of three times the average annual base and incentive management fee earned over prior two years.

Refer to the section entitled “Other Related Agreements—Management Agreement” beginning on page 307 of this joint proxy statement/prospectus for more details.

Director Independence

NorthStar I

The New York Stock Exchange standards provide that to qualify as an independent director, in addition to satisfying certain specified criteria, the NorthStar I board of directors must conclude that a director has no material relationship with NorthStar I (either directly or as a partner, stockholder or officer of an organization that has a relationship with NorthStar I). Although shares of NorthStar I common stock are not listed on the New York Stock Exchange or any other national securities exchange, the NorthStar I board of directors has affirmatively determined that all of the members of the NorthStar I board of directors, except Messrs. Gilbert and Albro, are independent under the New York Stock Exchange standards.

In addition, NorthStar I has determined that all of the members of the NorthStar I board of directors, except Messrs. Gilbert and Albro, are independent pursuant to the definition of independence in the NorthStar I charter, which is based on the definition included in the North American Securities Administrators Association, Inc.’s Statement of Policy Regarding Real Estate Investment Trusts, as revised and adopted on May 7, 2007. The NorthStar I charter is available on the NorthStar I website at www.northstarsecurities.com/income under the heading “Investor Relations—Corporate Governance” and is also available without charge to stockholders upon written request to: NorthStar Real Estate Income Trust, Inc., 590 Madison Avenue, 34th Floor, New York, New York 10022, Attn: General Counsel.

NorthStar II

The New York Stock Exchange standards provide that to qualify as an independent director, in addition to satisfying certain specified criteria, the NorthStar II board of directors must conclude that a director has no material relationship with NorthStar II (either directly or as a partner, stockholder or officer of an organization that has a relationship with NorthStar II). Although shares of NorthStar II common stock are not listed on the New York Stock Exchange or any other national securities exchange, the NorthStar II board of directors has affirmatively determined that all of the members of the NorthStar II board of directors, except Messrs. Gilbert and Albro, are independent under the New York Stock Exchange standards.

In addition, NorthStar II has determined that all of the members of the NorthStar II board of directors, except Messrs. Gilbert and Albro, are independent pursuant to the definition of independence in the NorthStar II charter, which is based on the definition included in the North American Securities Administrators Association, Inc.’s Statement of Policy Regarding Real Estate Investment Trusts, as revised and adopted on May 7, 2007. The NorthStar II charter is available on the NorthStar II website at www.northstarsecurities.com/income2 under the heading “Investor Relations—Corporate Governance” and is also available without charge to stockholders upon written request to: NorthStar Real Estate Income II, Inc., 590 Madison Avenue, 34th Floor, New York, New York 10022, Attn: General Counsel.

The Company

Under the applicable national securities exchange rules, a director is not independent unless the board of directors affirmatively determines that he or she does not have a direct or indirect material relationship with the Company. In addition, the director must meet the test for independence set forth by the applicable national securities exchange rules. Upon the closing of the Combination, a majority of the members of the Company board of directors will be independent.

Transactions with Related Persons

NorthStar I

The following section describes all transactions and currently proposed transactions between NorthStar I and any related person since January 1, 2016 in which such related person had or will have a direct or indirect material interest. The NorthStar I independent directors are specifically charged with and have examined the fairness of such transactions to the NorthStar I stockholders and have determined that all such transactions are fair and reasonable to NorthStar I and are on terms and conditions not less favorable to NorthStar I than those available from unaffiliated third parties.

Ownership Interests

Pursuant to the limited partnership agreement of NorthStar I OP, NorthStar OP Holdings, LLC, which we refer to as the NorthStar I OP Special Unit Holder, holds special partnership units entitling it to receive distributions equal to 15% of NorthStar I’s net cash flows, whether from continuing operations, the repayment of loans, the disposition of assets or otherwise, but only after the NorthStar I stockholders have received, in the aggregate, cumulative distributions equal to their invested capital plus an 8.0% cumulative, non-compounded annual pre-tax return on such invested capital. In addition, the NorthStar I OP Special Unit Holder is entitled to a separate payment if it redeems its special partnership units. The special partnership units may be redeemed upon: (i) the listing of NorthStar I common stock on a national securities exchange; or (ii) the occurrence of certain events that result in the termination or non-renewal of the NorthStar I advisory agreement, in each case for an amount that the NorthStar I OP Special Unit Holder would have been entitled to receive had NorthStar I OP disposed of all of its assets at the enterprise valuation as of the date of the event triggering the redemption. If the event triggering the redemption is: (i) a listing of shares of NorthStar I common stock on a national securities exchange, the enterprise valuation will be calculated based on the average share price of NorthStar I common stock for a specified period; or (ii) an underwritten public offering, the enterprise value will be based on the valuation of the NorthStar I common stock as determined by the initial public offering price in such offering. If the triggering event is the termination or non-renewal of the NorthStar I advisory agreement other than for cause, the enterprise valuation will be calculated based on an appraisal of NorthStar I assets.

To date, NorthStar I has not paid any distributions to the NorthStar I OP Special Unit Holder pursuant to the special partnership units. Immediately prior to the Company Contribution, each special partnership unit will be cancelled.

Advisor

The NorthStar I advisor provides management, acquisition, advisory and certain administrative services for NorthStar I, subject to oversight by the NorthStar I board of directors. The NorthStar I advisor is an indirect subsidiary of the NorthStar I sponsor. All of the NorthStar I officers are officers of the NorthStar I sponsor or its affiliates.

NorthStar I pays the NorthStar I advisor the following pursuant to the NorthStar I advisory agreement:

•	NorthStar I pays the NorthStar I advisor monthly asset management fees equal to one-twelfth of 1.25% of the sum of the amount funded or allocated for CRE debt investments originated or acquired and the cost of all other investments, including expenses and any financing attributable to such investments, less any principal received on debt and securities investments (or NorthStar I’s proportionate share thereof in the case of debt investments through joint ventures). For the year ended December 31, 2016, NorthStar I incurred and paid $21.3 million, of asset management fees to the NorthStar I advisor.

•	NorthStar I pays the NorthStar I advisor an acquisition fee equal to 1.0% of the amount funded or allocated by NorthStar I to originate or acquire investments, including any acquisition expenses attributable to such investments (or NorthStar I’s proportionate share thereof in the case of an investment made through a joint venture). For the year ended December 31, 2016, NorthStar I incurred $3.3 million, and paid $3.2 million, of acquisition fees to the NorthStar I advisor. From inception through December 31, 2016, the NorthStar I advisor waived $0.8 million of acquisition fees related to CRE securities. The NorthStar I advisor may determine to continue to defer these fees or seek reimbursement, subject to compliance with applicable policies.

•	NorthStar I pays the NorthStar I advisor a disposition fee equal to 1.0% of the contract sales price of each CRE investment sold. NorthStar I does not pay a disposition fee upon the maturity, prepayment, workout, modification or extension of a CRE debt investment unless there is a corresponding fee paid by the borrower, in which case the disposition fee is the lesser of: (i) 1.0% of the principal amount of the loan or debt-related investment prior to such transaction; or (ii) the amount of the fee paid by the borrower in connection with such transaction. If NorthStar I takes ownership of a property as a result of a workout or foreclosure of a loan, NorthStar I will pay a disposition fee upon the sale of such property. For the year ended December 31, 2016, NorthStar I incurred and paid $4.6 million of disposition fees to the NorthStar I advisor. From inception through December 31, 2016, the NorthStar I advisor waived $0.4 million of disposition fees related to CRE securities. The NorthStar I advisor may determine to continue to defer these fees or seek reimbursement, subject to compliance with applicable policies.

•	NorthStar I reimburses the NorthStar I advisor for direct and indirect operating costs incurred by the NorthStar I advisor in connection with administrative services provided to NorthStar I. Indirect operating costs include NorthStar I’s allocable share of costs incurred by the NorthStar I advisor for personnel and other overhead such as rent, technology and utilities. However, there is no reimbursement for personnel costs related to (1) the NorthStar I executive officers and (2) with respect to other personnel, to the extent allocable to activities performed by such personnel for which the NorthStar I advisor receives an acquisition fee or disposition fee. NorthStar I reimburses the NorthStar I advisor quarterly for operating costs (including the asset management fee) subject to a limitation that operating costs for the four preceding fiscal quarters not exceed the greater of: (i) 2.0% of NorthStar I’s average invested assets; and (ii) 25.0% of NorthStar I’s net income determined without reduction for any additions to reserves for depreciation, loan losses or other similar non-cash reserves and excluding any gain from the sale of assets for that period, which we refer to as the 2%/25% Guidelines. Notwithstanding the above, NorthStar I may reimburse the NorthStar I advisor for expenses in excess of this limitation if a majority of NorthStar I’s independent directors determines that such excess expenses are justified based on unusual and non-recurring factors. NorthStar I calculates the expense reimbursement quarterly based upon the trailing 12-month period. As a result, for the year ended December 31, 2016, NorthStar I incurred $12.7 million of allocable operating costs and paid $12.7 million in operating costs to the NorthStar I advisor. In addition, as of December 31, 2016, the NorthStar I advisor incurred $9.6 million in operating costs on behalf of NorthStar I that are still allocable. Following the CLNS OP Contribution and the RED REIT Contribution, but prior to the effective time of the Mergers, the Company will, if necessary, declare a special distribution to CLNS OP in an amount that is intended to true up CLNS OP for, among other things, the expected present value of certain unreimbursed operating costs incurred by the NorthStar I advisor. If the Combination does not close, reimbursement of such amount to the NorthStar I advisor will be subject to the terms of the NorthStar I charter and the NorthStar I advisory agreement.

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NorthStar I reimburses the NorthStar I advisor for acquisition expenses actually incurred in connection with the selection, origination or acquisition of an investment, whether or not NorthStar I ultimately originates or acquires the investment. For the year ended December 31, 2016, the NorthStar I advisor did not incur any acquisition expenses on behalf of NorthStar I, as any such expenses were paid for by the borrowers of NorthStar I loans.

Subject to the terms and conditions of the NorthStar I advisory agreement and the NorthStar I charter, NorthStar I also agreed to indemnify the NorthStar I advisor and its affiliates against losses the NorthStar I advisor incurs in connection with its obligations under the NorthStar I advisory agreement.

Securitization 2013-1

In August 2013, NorthStar I closed Securitization 2013-1. NorthStar I initially contributed eight CRE debt investments with a $346.1 million aggregate principal amount. NorthStar Realty Finance Corp., which we refer to as NorthStar Realty, contributed three senior loans with an aggregate principal amount of $79.1 million at cost to Securitization 2013-1. An affiliate of the NorthStar I sponsor was named special servicer of Securitization 2013-1. As of December 31, 2016, NorthStar I had $39.8 million outstanding as part of Securitization 2013-1.

PE Investments

In connection with NorthStar I’s indirect interests in real estate through real estate private equity funds, which we refer to as PE Investments, NorthStar I guaranteed all of NorthStar I’s funding obligations that may be due and owed under the governing documents indirectly through an indemnification with NorthStar Realty, which in turn guaranteed the obligations directly to the PE Investment entities. NorthStar I and NorthStar Realty each agreed to indemnify the other proportionately for any losses that may arise in connection with the funding and other obligations as set forth in the governing documents in the case of a joint default by NorthStar I and NorthStar Realty. NorthStar I and NorthStar Realty further agreed to indemnify each other for all of the losses that may arise as a result of a default that was solely caused by NorthStar I or NorthStar Realty, as the case may be.

PE Investment IIB

In February 2016, the NorthStar I board of directors, including all of the NorthStar I independent directors, approved the purchase of an additional 14% in one of NorthStar I’s investments in private equity funds that own PE Investments indirectly through unconsolidated ventures, which we refer to as PE Investment IIB, from NorthStar Realty. NorthStar I purchased PE Investment IIB on the same terms and conditions negotiated by another existing and purchasing co-investor in the transaction. This increased NorthStar I’s total ownership from 15% to 29%. NorthStar I acquired PE Investment IIB for $26.5 million based on a net asset value of $660.6 million as of September 30, 2015, adjusted for distributions and contributions. With this add-on investment, NorthStar I will be responsible for 29% of the deferred purchase price, or $85.7 million as of December 31, 2016.

Secured Borrowing

In November 2016, NorthStar I bifurcated three first mortgage loans with an aggregate principal amount of $44.4 million into senior participations in mortgage loans of $29.5 million and junior participations in the related mortgage loans of $14.9 million to facilitate the financing of NorthStar I mortgage loans through a securitization financing transaction, which we refer to as a secured borrowing, entered into by NorthStar II. NorthStar I sold three senior participations at cost into the securitization transaction. NorthStar I did not retain any legal interest in the senior participations and retained the junior participations on an unleveraged basis. As a result of requirements pursuant to U.S. GAAP for transfers of financial assets, the senior participations transferred into the securitization financing transaction are accounted for as a secured borrowing and presented as loan collateral payable, net, related party on NorthStar I’s consolidated balance sheets. As of December 31, 2016, the carrying value of CRE debt investments recorded in real estate debt investments, net was $23.7 million with an offsetting secured borrowing recorded in loan collateral payable, net, related party of $23.3 million.

The above transactions were approved by the NorthStar I board of directors, including all of the NorthStar I independent directors.

Policies Governing Related Person Transactions

In order to reduce or eliminate certain potential conflicts of interest, the NorthStar I charter and the NorthStar I advisory agreement contain restrictions and conflict resolution procedures relating to transactions NorthStar I enters into with the NorthStar I sponsor, the NorthStar I advisor, NorthStar I directors or their respective affiliates. The types of transactions covered by these policies include the compensation paid to the NorthStar I advisor, decisions to renew the NorthStar I advisory agreement, acquisitions or leases of assets, mortgages and other types of loans and any other transaction in which the NorthStar I sponsor, the NorthStar I advisor or any of the NorthStar I directors have an interest, reimbursement of operating expenses in excess of the 2%/25% Guidelines, issuances of options and warrants and repurchases of shares. Under the restrictions, these transactions, if permitted, must be approved by a majority of the NorthStar I directors, including a majority of the NorthStar I independent directors, not otherwise interested in such transaction.

In addition to the provisions in the NorthStar I charter restricting related party transactions, the NorthStar I board of directors has adopted the following conflicts of interest policy prohibiting NorthStar I from entering into certain types of transactions with NorthStar I directors, the NorthStar I advisor, the NorthStar I sponsor or any of their affiliates in order to reduce the potential for conflicts inherent in transactions with affiliates. Pursuant to this policy, as required by the NorthStar I charter, NorthStar I will not purchase investments from the NorthStar I sponsor or its affiliates without a determination by a majority of the NorthStar I board of directors (including a majority of the NorthStar I independent directors) not otherwise interested in the transaction that such transaction is fair and reasonable to NorthStar I and at a price to NorthStar I no greater than the cost of the asset to the NorthStar I sponsor or its affiliates or, if the price to NorthStar I is in excess of such cost, that substantial justification for such excess exists and such excess is reasonable; provided that in no event shall the cost of such investment to NorthStar I exceed its current appraised value. In addition, pursuant to these conflicts of interest policies, NorthStar I will not borrow money from the NorthStar I directors, the NorthStar I sponsor, the NorthStar I advisor or any of their affiliates unless a majority of the NorthStar I board of directors (including a majority of the NorthStar I independent directors) not otherwise interested in the transaction approve the transaction as being fair, competitive and commercially reasonable and no less favorable to NorthStar I than loans between unaffiliated parties under the same circumstances. NorthStar I will not amend these policies unless a majority of the NorthStar I board of directors (including a majority of the NorthStar I independent directors) approves the amendment following a determination that the amendment is in the best interests of NorthStar I stockholders.

NorthStar II

The following section describes all transactions and currently proposed transactions between NorthStar II and any related person since January 1, 2016 in which such related person had or will have a direct or indirect material interest. The NorthStar II independent directors are specifically charged with and have examined the fairness of such transactions to NorthStar II stockholders and have determined that all such transactions are fair and reasonable to NorthStar II and are on terms and conditions not less favorable to NorthStar II than those available from unaffiliated third parties.

Ownership Interests

Pursuant to the limited partnership agreement of NorthStar II OP, NS Real Estate Income Advisor II, LLC, which we refer to as the NorthStar II OP Special Unit Holder, holds special partnership units entitling it to receive distributions equal to 15% of NorthStar II’s net cash flows, whether from continuing operations, the repayment of loans, the disposition of assets or otherwise, but only after NorthStar II stockholders have received, in the aggregate, cumulative distributions equal to their invested capital plus a 7.0% cumulative, non-compounded annual pre-tax return on such invested capital. In addition, the NorthStar II OP Special Unit Holder is entitled to a separate payment if it redeems its special partnership units. The special partnership units may be redeemed upon: (i) the listing of NorthStar II common stock on a national securities exchange; or (ii) the occurrence of certain events that result in the termination or non-renewal of the NorthStar II advisory agreement, in each case for an amount that the NorthStar II OP Special Unit Holder would have been entitled to receive had NorthStar II OP disposed of all of its assets at the enterprise valuation as of the date of the event triggering the redemption. If the event triggering the redemption is: (i) a listing of shares of NorthStar II common stock on a national securities exchange, the enterprise valuation will be calculated based on the average share price of NorthStar II common stock for a specified period; or (ii) an underwritten public offering, the enterprise value will be based on the valuation of the NorthStar II common stock as determined by the initial public offering price in such offering. If the triggering event is the termination or non-renewal of the NorthStar II advisory agreement other than for cause, the enterprise valuation will be calculated based on an appraisal of NorthStar II assets.

To date, NorthStar II has not paid any distributions to the NorthStar II OP Special Unit Holder pursuant to the special partnership units. Immediately prior to the Company Contribution, each special partnership unit will be cancelled.

Pursuant to a distribution support agreement, NorthStar Realty committed to purchase up to an aggregate of $10.0 million in shares of NorthStar II common stock (including any contributions made by NorthStar Realty to NorthStar II to satisfy the minimum offering requirement) in certain circumstances in order to provide, among other matters, additional cash to pay distributions, if necessary. On September 18, 2013, an affiliate of NorthStar Realty purchased 222,223 shares of NorthStar II common stock for $2.0 million at $9.00 per share (reflecting that no selling commissions or dealer manager fees were paid) to satisfy the NorthStar II minimum offering requirement. NorthStar II used the proceeds from such sale to make a capital contribution to NorthStar II OP. On March 3, 2015, the NorthStar II board of directors amended and restated the distribution support agreement to, among other things, extend the term of the distribution support agreement for one year to May 6, 2016. In addition, on April 25, 2016, the NorthStar II board of directors further amended and restated the distribution support agreement to, among other things, extend the term of the distribution support agreement for the period ending upon the termination of NorthStar II’s initial public offering. In connection with the closing of NorthStar II’s initial public offering in November 2016, the distribution support agreement terminated. From inception through the expiration of the distribution support agreement in November 2016, including the purchase of shares to satisfy the minimum offering requirement, 642,286 shares of class A common stock of NorthStar II totaling $5.8 million were purchased under such commitment.

Advisor

The NorthStar II advisor provides management, acquisition, advisory and certain administrative services for NorthStar II, subject to oversight by the NorthStar II board of directors. The NorthStar II advisor is an indirect subsidiary of the NorthStar II sponsor. All of the NorthStar II officers are officers of the NorthStar II sponsor and its affiliates.

NorthStar II pays the NorthStar II advisor the following pursuant to the NorthStar II advisory agreement:

•	NorthStar II pays the NorthStar II advisor monthly asset management fees equal to one-twelfth of 1.25% of the sum of the amount funded or allocated for CRE investments, including expenses and any financing attributable to such investments, less any principal received on debt and securities investments (or NorthStar II’s proportionate share thereof in the case of an investment made through a joint venture). For the year ended December 31, 2016, NorthStar II incurred and paid $18.1 million of asset management fees to the NorthStar II advisor.

•	NorthStar II pays the NorthStar II advisor an acquisition fee equal to 1.0% of the amount funded or allocated by NorthStar II to originate or acquire CRE investments, including acquisition expenses and any financing attributable to such investments (or NorthStar II’s proportionate share thereof in the case of an investment made through a joint venture). For the year ended December 31, 2016, NorthStar II incurred and paid $2.5 million of acquisition fees to the NorthStar II advisor. From inception to December 31, 2016, the NorthStar II advisor waived $3.7 million of acquisition fees related to CRE securities. The NorthStar II advisor may determine to continue to defer these fees or seek reimbursement, subject to compliance with applicable policies.

•	NorthStar II pays the NorthStar II advisor a disposition fee equal to 1.0% of the contract sales price of each CRE investment sold. NorthStar II does not pay a disposition fee upon the maturity, prepayment, workout, modification or extension of a CRE debt investment unless there is a corresponding fee paid by the borrower, in which case the disposition fee is the lesser of: (i) 1.0% of the principal amount of the CRE debt investment prior to such transaction; or (ii) the amount of the fee paid by NorthStar II’s borrower in connection with such transaction. If NorthStar II takes ownership of a property as a result of a workout or foreclosure of a CRE debt investment, NorthStar II will pay a disposition fee upon the sale of such property. For the year ended December 31, 2016, NorthStar II incurred and paid $2.9 million of disposition fees to the NorthStar II advisor.

•	NorthStar II reimburses the NorthStar II advisor for direct and indirect operating costs incurred by the NorthStar II advisor in connection with administrative services provided to NorthStar II. Indirect operating costs include NorthStar II’s allocable share of costs incurred by the NorthStar II advisor for personnel and other overhead such as rent, technology and utilities. However, there is no reimbursement for personnel costs related to NorthStar II executive officers and other personnel involved in activities for which the NorthStar II advisor receives an acquisition fee or a disposition fee. NorthStar II reimburses the NorthStar II advisor quarterly for operating costs (including the asset management fee) subject to the 2%/25% Guidelines. Notwithstanding the above, NorthStar II may reimburse the NorthStar II advisor for expenses in excess of this limitation if a majority of NorthStar II’s independent directors determines that such excess expenses are justified based on unusual and non-recurring factors. NorthStar II calculates the expense reimbursement quarterly based upon the trailing 12-month period. As a result, for the year ended December 31, 2016, NorthStar II incurred and paid $9.0 million of allocable operating costs to the NorthStar II advisor. In addition, as of December 31, 2016, the NorthStar II advisor incurred $15.5 million in operating costs on behalf of NorthStar II that is still allocable. Following the CLNS OP Contribution and the RED REIT Contribution, but prior to the effective time of the Mergers, the Company will, if necessary, declare a special distribution to CLNS OP in an amount that is intended to true up CLNS OP for, among other things, the expected present value of certain unreimbursed operating costs incurred by the NorthStar II advisor. If the Combination does not close, reimbursement of such amount to the NorthStar II advisor will be subject to the terms of the NorthStar II charter and the NorthStar II advisory agreement.

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NorthStar II reimburses the NorthStar II advisor for organization and offering costs paid on behalf of NorthStar II in connection with the NorthStar II offering that was completed in November 2016. NorthStar II is obligated to reimburse the NorthStar II advisor, or its affiliates, as applicable, for organization and offering costs to the extent the aggregate of selling commissions, dealer manager fees and other organization and offering costs do not exceed 15.0% of gross proceeds from the NorthStar II offering. The NorthStar II advisor does not expect reimbursable organization and offering costs, excluding selling commissions and dealer manager fees, to exceed $15.0 million, or 1.0% of the total proceeds available to be raised from the NorthStar II offering. NorthStar II calculates the expense reimbursement quarterly based upon the trailing 12-month period. As of December 31, 2016, NorthStar II incurred $3.5 million of allocable organization and offering costs. As of December 31, 2016, there were no organization and offering costs incurred by the NorthStar II advisor on behalf of NorthStar II that remained allocable. For the year ended December 31, 2016, NorthStar II reimbursed $3.8 million of organization and offering costs to the NorthStar II advisor.

•	NorthStar II reimburses the NorthStar II advisor for acquisition expenses actually incurred in connection with the selection, origination or acquisition of an investment, whether or not NorthStar II ultimately originates or acquires the investment. For the year ended December 31, 2016, the NorthStar II advisor did not incur any acquisition expenses on behalf of NorthStar II for debt investments, as any such expenses were paid for by the borrowers of NorthStar II loans. In addition, for the year ended December 31, 2016, NorthStar II had no reimbursable acquisition expenses for equity investments.

Subject to the terms and conditions of the NorthStar II advisory agreement and the NorthStar II charter, NorthStar II also agreed to indemnify the NorthStar II advisor and its affiliates against losses the NorthStar II advisor incurs in connection with its obligations under the NorthStar II advisory agreement.

Dealer Manager

NorthStar Securities, LLC, which we refer to as NorthStar II Dealer Manager, an indirect subsidiary of the NorthStar II sponsor, is a licensed broker-dealer registered with the Financial Industry Regulatory Authority, Inc. Pursuant to the dealer manager agreement with NorthStar II Dealer Manager, NorthStar II paid NorthStar II Dealer Manager selling commissions of up to 7.0% of gross proceeds from the sale of shares of class A common stock of NorthStar II and up to 2.0% of the gross proceeds from the sale of shares of class T common stock of NorthStar II sold in the NorthStar II Primary Offering, all of which were reallowed to participating broker-dealers. In addition, NorthStar II paid NorthStar II Dealer Manager a dealer manager fee of up to 3.0% of gross proceeds from the sale of shares of class A common stock of NorthStar II and up to 2.75% of the gross proceeds from the sale of shares of class T common stock of NorthStar II sold in the NorthStar II Primary Offering, a portion of which were typically reallowed to participating broker-dealers and paid to certain employees of NorthStar II Dealer Manager. No selling commissions or dealer manager fees are paid for sales pursuant to NorthStar II’s distribution reinvestment plan.

In addition, NorthStar II pays NorthStar II Dealer Manager, a distribution fee of up to 1.0% annually of gross proceeds from the sale of shares of class T common stock of NorthStar II sold in the NorthStar II Primary Offering, all of which is available to be reallowed to participating broker-dealers. NorthStar II Dealer Manager will cease receiving distribution fees with respect to each share of class T common stock of NorthStar II upon the earliest to occur of the following: (i) a listing of shares of NorthStar II common stock on a national securities exchange; (ii) such share of class T common stock is no longer outstanding; (iii) NorthStar II Dealer Manager’s determination that total underwriting compensation, with respect to all shares of class A common stock of NorthStar II and shares of class T common stock of NorthStar II would be in excess of 10% of the gross proceeds of the NorthStar II Primary Offering; and (iv) the end of the month in which total underwriting compensation, with respect to the shares of class T common stock of NorthStar II held by a stockholder within his or her particular account would be in excess of 10% of the stockholder’s total gross investment amount at the time of purchase of the primary shares of class T common stock of NorthStar II held in such account.

For the year ended December 31, 2016, NorthStar II incurred and paid $9.3 million of selling commissions and $6.9 million of dealer manager fees. For the year ended December 31, 2016, NorthStar II incurred $5.8 million of distribution fees. For the year ended December 31, 2016, NorthStar II paid $0.8 million of distribution fees.

Acquisitions/Originations of First Mortgage Loans/Investment in Mezzanine Loan

In February 2016, NorthStar II purchased a 51.0% interest in a mezzanine loan for $20.5 million at par, from NorthStar Realty. The loan is secured by a to-be-completed multifamily property located in Queens, New York and bears interest at a fixed rate of 14.0%.

In February 2016, NorthStar II purchased CMBS with a face value of $48.2 million at a discount to par of $21.3 million, or 55.86%, from NorthStar Realty. The bond was purchased with an unlevered yield of 16.5%. As of the purchase date, the weighted average expected maturity of the CMBS was 5.3 years.

In September 2016, NorthStar II completed the acquisition of a diversified portfolio of limited partnership or similar equity interests in real estate private equity funds, from NorthStar Realty, which we refer to as PE Investment III. PE Investment III is comprised of interests in 41 funds managed by 20 institutional-quality sponsors and has an aggregate reported NAV of approximately $344.3 million as of March 31, 2016. The funds hold interests in assets that are diversified geographically across 24 states and internationally and diversified by investment type, including mixed-use, multifamily, office and hotel properties.

NorthStar II acquired PE Investment III at a price equal to 92.25% of the NAV as of March 31, 2016 with $33.9 million paid at the closing (reflecting $34.3 million of net distributions due to NorthStar II as of March 31, 2016) and $204.7 million paid in December 2016. In addition, NorthStar II assumed approximately $44.7 million of deferred purchase price obligations to third parties from whom NorthStar Realty had originally acquired certain of the fund interests within PE Investment III, which includes the proportionate share of an obligation owed through a joint investment within PE Investment III, totaling $5.6 million. As of December 31, 2016, $21.0 million in deferred purchase price obligations have been paid. NorthStar II also agreed to indemnify NorthStar Realty in connection with NorthStar Realty’s continuing guarantee of the payment of such deferred obligations.

In November 2016, NorthStar II entered into a $284.2 million securitization financing transaction, which we refer to as Securitization 2016-1. The transaction was collateralized by a pool of 10 CRE debt investments with a committed aggregate principal balance of $254.7 million primarily originated by NorthStar II and three senior participations with a committed aggregate principal balance of $29.5 million originated by NorthStar I. An affiliate of the NorthStar II sponsor was appointed special servicer of Securitization 2016-1.

In July 2017, NorthStar II entered into a joint venture with an affiliate of the NorthStar II sponsor to invest in a mezzanine loan that was originated by the affiliate of CLNS. The proceeds from the mezzanine loan are being used towards the redevelopment of Century Plaza, a mixed-use project in Century City (Los Angeles), California. When fully completed, the property will feature a new five-star hotel and residences, restaurants, retail shops and two high-rise luxury residential towers. NorthStar II’s interest in the joint venture is 33.3%. NorthStar II’s total commitment amount is $60.0 million, including future funding commitments.

The above transactions were approved by the NorthStar II board of directors, including all of the NorthStar II independent directors. The PE Investment III transaction was also supported by an independent third-party valuation of PE Investment III.

Policies Governing Related Person Transactions

In addition to the provisions in the NorthStar II charter restricting related party transactions, the NorthStar II board of directors has adopted the following conflicts of interest policy prohibiting NorthStar II from entering into certain types of transactions with NorthStar II directors, the NorthStar II advisor, the NorthStar II sponsor or any of their affiliates in order to reduce the potential for conflicts inherent in transactions with affiliates. Pursuant to this policy, as required by the NorthStar II charter, NorthStar II will not purchase investments from the NorthStar II sponsor or its affiliates without a determination by a majority of the NorthStar II board of directors (including a majority of the NorthStar II independent directors) not otherwise interested in the transaction that such transaction is fair and reasonable to NorthStar II and at a price to NorthStar II no greater than the cost of the asset to the NorthStar II sponsor or its affiliates or, if the price to NorthStar II is in excess of such cost, that substantial justification for such excess exists and such excess is reasonable; provided that in no event shall the cost of such investment to NorthStar II exceed its current appraised value. In addition, pursuant to these conflicts of interest policies, NorthStar II will not borrow money from the NorthStar II directors, the NorthStar II sponsor, the NorthStar II advisor or any of their affiliates unless a majority of the NorthStar II board of directors (including a majority of the NorthStar II independent directors) not otherwise interested in the transaction approve the transaction as being fair, competitive and commercially reasonable and no less favorable to NorthStar II than loans between unaffiliated parties under the same circumstances. NorthStar II will not amend these policies unless a majority of the NorthStar II board of directors (including a majority of the NorthStar II independent directors) approves the amendment following a determination that the amendment is in the best interests of NorthStar II stockholders.

The Company

Management Agreement

At the time of closing of the Combination, the Company and the Company OP will enter into a management agreement with CLNC Manager, LLC, a subsidiary of CLNS OP, which we refer to as the Manager. Pursuant to the management agreement, the Manager will provide the day-to-day management of the operations of the Company and its subsidiaries. For a summary of certain terms of the management agreement, see “Other Related Agreements—Management Agreement.” The Company’s officers also are officers or employees of the Manager or its affiliates. As a result, the management agreement was negotiated between related parties, and its terms, including fees and other amounts payable, may not be as favorable to the Company as if they had been negotiated with unaffiliated third parties.

Stockholders Agreement

At the time of closing of the Combination, the Company will enter into a stockholders agreement with CLNS OP. For a summary of certain terms of the stockholders agreement, see “Other Related Agreements—Stockholders Agreement.”

Registration Rights Agreement

At the time of closing of the Combination, the Company will enter into a registration rights agreement with CLNS OP and RED REIT. For a summary of certain terms of the registration rights agreement, see “Other Related Agreements—Registration Rights Agreement.”

Trademark License Agreement

Upon the closing of the Combination, a subsidiary of the Company will enter into a license agreement with CLNS OP and/or CLNS pursuant to which it will grant the Company a non-exclusive, royalty-free license to use the name and trademark “Colony”, “NorthStar” and the logo for Colony NorthStar.

The license agreement will provide CLNS OP and/or CLNS with the right to terminate the applicable license agreement in the event that: (1) the Company becomes insolvent or admits its inability to pay its debts; (2) the Company becomes subject to any bankruptcy or insolvency proceeding; (3) the Company is dissolved or liquidated or takes any corporate action for such purpose; (4) the Company makes a general assignment for the benefit of creditors; (5) the Company has an agent appointed by a court to take charge of or sell any material portion of its property or business; or (6) any lawsuit or proceeding is commenced (or claim threatened) relating to the relevant marks or the relevant trademark license agreement. The license agreement will automatically terminate (i) upon a change of control of the Company without the consent of CLNS OP and/or CLNS or (ii) in the event the Manager or one of its affiliates ceases to be the external manager of the Company for any reason. CLNS OP and/or CLNS will also have the right to terminate the license agreement without cause upon 120 days prior written notice.

Indemnification Agreements

Upon completion of the Combination, the Company intends to enter into indemnification agreements with each of its directors and executive officers that will require the Company to indemnify such directors and officers to the maximum extent permitted by Maryland law and pay such persons’ expenses in defending any civil or criminal proceeding in advance of final disposition of such proceeding. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers or persons controlling the Company, the Company has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

There is currently no pending material litigation or proceeding involving any of the Company’s directors or executive officers for which indemnification is sought.

Related Person Transaction Policy

Upon completion of the Combination, the Company board of directors will adopt a written related person transaction policy setting forth the policies and procedures for the review, approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any financial transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which the Company was or is to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest. Under the policy, related person transactions will be approved or ratified by the Company board of directors or a duly authorized committee of the Company board of directors. Directors will recuse themselves from any vote on a related person transaction in which they have an interest, except that no investment by the Company will require approval of the Company board of directors or a majority of the Company independent directors solely because such investment constitutes (i) a co-investment made by and between the Company or any of its subsidiaries, on the one hand, and one or more investment vehicles formed, sponsored or managed by the Company or any of its subsidiaries, on the other hand, regardless of when such co-investment is made, or (ii) a transaction related to any such co-investment.

DESCRIPTION OF THE COMPANY

The Company

The Company is a newly formed CRE credit REIT focused on originating, acquiring, financing and managing a diversified portfolio consisting primarily of CRE senior mortgage loans, mezzanine loans, preferred equity, debt securities and net leased properties predominantly in the United States. The Company’s objective is to create a premier CRE credit REIT focused on consistently providing attractive risk-adjusted returns to the Company stockholders. The Company will seek to achieve these returns primarily through cash distributions and the preservation of invested capital, and secondarily through capital appreciation. The real estate credit markets continually evolve, and the Company believes the 26-year track record of CLNS and its affiliates of successfully investing across the real estate capital structure uniquely positions the Company to produce attractive returns across a variety of market conditions and economic cycles.

The Company will be externally managed by a subsidiary of CLNS, a NYSE-listed global real estate and investment management firm with over $25 billion of total consolidated assets and over $57 billion of assets under management (including $14.5 billion of assets under management attributable to a business held for sale) as of September 30, 2017. Since its inception, CLNS and its predecessor entities have originated or invested in over $25 billion of total assets in over 600 investments. After giving effect to the Combination, it is currently expected that CLNS and its affiliates will receive approximately 37% of the total consideration issued in the Combination on a fully diluted basis, evidencing a strong alignment of interests between CLNS and the Company stockholders.

Through the Combination, the Company expects to own an approximately $4.6 billion (which represents the Company’s pro rata share of the Company’s pro forma total assets after the closing of the Combination and related transactions) diversified investment portfolio, making the Company one of the largest publicly traded CRE credit/mortgage REITs. Approximately 75% (by the Company’s pro rata share of its pro forma book value) of the Company’s initial portfolio will consist of the target assets, which are CRE senior mortgage loans, mezzanine loans, preferred equity, debt securities and net leased properties.

Relationship with the Manager and CLNS

The Company will be externally managed by the Manager. CLNS and its predecessors have a 26-year track record and have made over $100 billion of investments. CLNS’s senior management team, which is led by Executive Chairman Thomas J. Barrack, Jr. and Chief Executive Officer and President Richard B. Saltzman, has a long track record and extensive experience managing and investing in the target assets and other real estate-related investments through a variety of credit cycles and market conditions. CLNS’s global footprint and corresponding network provides its investment and asset management teams with proprietary market knowledge, exceptional sourcing capabilities and the local presence required to identify, execute and manage complex transactions. CLNS’s successful history of external management includes its previous management of Colony Financial, Inc., an externally managed commercial mortgage REIT focused on secondary loan acquisitions, high-yielding originations and real estate equity, which we refer to as Colony Financial, its current management of NorthStar Realty Europe Corp., a publicly traded REIT focused on European CRE with over $2 billion in assets, which we refer to as NorthStar Europe, and its current management of various non-traded REITs (including NorthStar I and NorthStar II) with in excess of $4 billion of equity commitments.

CLNS and its affiliates have more than 500 employees located domestically and internationally across 18 cities in ten countries, with its principal offices located in Los Angeles, California and New York, New York. Its operations are broad and diverse and include the management of real estate, both owned and on behalf of a diverse set of institutional and individual investors. CLNS’s core global real estate operations include significant CRE debt and equity investments at different levels of the capital structure across all major property types.

CLNS has a highly experienced management team of diverse backgrounds with a demonstrated track record of success and, on average, 32 years of operational and management experience at asset managers and investment firms, private investment funds, investment banks and other financial service companies, which provides an enhanced perspective for managing the Company’s portfolio. Kevin P. Traenkle, a 24-year veteran of CLNS, will serve as the Company’s Chief Executive Officer, and Sujan S. Patel, a 10-year veteran of CLNS, will serve as the Company’s Chief Financial Officer. Both Messrs. Traenkle and Patel are seasoned investment professionals with extensive acquisition, ownership, lending and operating experience across the CRE sector.

The Company expects to be able to draw on CLNS’s substantial real estate investment platform and relationships to source, underwrite, structure and manage a robust pipeline of investment opportunities, as well as to access debt and equity capital to fund its operations. The Company believes it will be able to originate, acquire, finance and manage investments with attractive in-place cash flows and the potential for meaningful capital appreciation over time. The Company also expects to benefit from CLNS’s portfolio management, finance and administration functions, which will provide the Company with legal, compliance, investor relations, asset valuation, risk management and information technology services.

Competitive Strengths

The Company believes that it distinguishes itself from other CRE finance and investment companies in a number of ways, including the following:

•	Large diversified initial portfolio. Upon completion of the Combination and related transactions, the Company will be one of the largest publicly traded CRE credit/mortgage REITs. The Company’s initial portfolio is comprised of a diverse set of CRE assets across the capital stack, including senior mortgage loans, mezzanine loans, preferred equity, debt securities, net leased properties and other real estate equity investments, all of which have been underwritten and asset managed by CLNS (or its affiliates and predecessors). The Company believes that the scale of its initial portfolio will give the Company a competitive advantage by providing it with significant portfolio diversification, economies of scale and advantageous access to capital.

•	Nimble and differentiated investment strategy. The Company focuses on originating, acquiring, financing and managing CRE senior mortgage loans, mezzanine loans, preferred equity, debt securities and net leased properties. The Company’s investment strategy is dynamic and flexible, enabling it to adapt to shifts in economic, real estate and capital market conditions and to exploit market inefficiencies, as demonstrated by CLNS’s 26-year history. This flexible investment strategy will allow the Company to employ a customized, solutions-oriented approach to investment, which it believes is attractive to its borrowers and tenants and which will allow the Company to deploy capital across a broader opportunity set.

•	Relationship with CLNS. The Company believes that its affiliation with CLNS, through the Manager, provides it with a number of competitive advantages, including:

•	Seasoned Management Team. The highly experienced CLNS senior management team is led by Thomas J. Barrack, Jr. and Richard B. Saltzman and Chief Investment Officer Kevin P. Traenkle, and consists of real estate professionals from diverse CRE backgrounds with, on average, 32 years of operational and management experience. The Company expects that the CLNS team will work seamlessly with the Company’s senior management team, which is led by Kevin P. Traenkle and Sujan S. Patel. Messrs. Traenkle and Patel have significant CRE experience through multiple real estate cycles and have been extensively involved in the investment and management of the Company’s predecessors’ portfolio of credit assets including the Company’s initial portfolio.

•	CLNS Has a Substantial Equity Stake in the Company. After giving effect to the Combination and related transactions, it is currently expected that CLNS and its affiliates will receive approximately 37% of the total consideration issued in the Combination on a fully diluted basis, evidencing a strong alignment of interests between CLNS and the Company stockholders. As a result, CLNS will derive a substantial amount of value from its investment in the Company through the Company’s stock performance and the distributions that the Company expects to make.

•	Extensive Sourcing Capabilities. CLNS employs more than 70 dedicated investment professionals and has access to extensive relationships with borrowers and intermediaries, expertise in identifying, evaluating and structuring real estate investments across the capital stack in different market conditions, and real-time information on markets in which it owns and operates real estate assets. CLNS and its predecessors have a 26-year track record and have made over $100 billion of investments throughout economic cycles by focusing on opportunities that were often overlooked by or unavailable to other investors. The Company expects this experience will help it identify market trends and conditions to deploy capital successfully and provide it with access to proprietary investment opportunities.

•	Disciplined Underwriting and Asset Selection. CLNS’s fully integrated in-house operating platform has extensive experience underwriting, conducting due diligence and valuing real estate and real estate-related assets. The foundation of this underwriting platform is CLNS’s credit-oriented culture and its in-depth, asset level evaluation of each investment opportunity using rigorous quantitative and qualitative analysis. The Company believes that these tools provide it with an advantage relative to many of its competitors and enables CLNS to better identify attractive investment opportunities and assess the performance, risk and returns that the Company should expect from any particular investment.

•	Robust Asset Management Capabilities. CLNS maintains best-in-class asset management and risk management capabilities. The Company expects CLNS to maximize the value of its invested capital and create potential capital appreciation opportunities through active management of the Company’s portfolio. The senior personnel of CLNS and its affiliates are highly experienced in loan, securities and real estate asset management, and have been successful in formulating and executing various asset management strategies through a variety of economic cycles and in complex capital structures. The Company expects to be able to draw on the experience of CLNS’s more than 75 dedicated asset management professionals, who, in collaboration with the investments team, will formulate a strategic plan to extract the maximum amount of value from each investment.

•	Public Company and REIT Management Experience. CLNS and its predecessors have a successful track record managing publicly registered investment platforms, including Colony Financial, which was an externally managed commercial mortgage REIT with an investment strategy similar to the Company’s, focused on high-yielding loan originations and acquisitions and real estate equity before consummating a business combination and management internalization transaction with Colony Capital, LLC in April 2015. In addition, CLNS currently manages multiple other publicly traded and non-traded REITs, including NorthStar Europe, NorthStar I and NorthStar II. Through the management of these companies, CLNS has developed significant expertise in operating publicly registered companies, including public company reporting, internal controls and risk management, legal and regulatory compliance, stock exchange requirements, operations, financing and accessing the capital markets.

Investment Strategy

The Company’s objective is to generate consistent and attractive risk-adjusted returns to the Company stockholders. The Company will seek to achieve this objective primarily through cash distributions and the preservation of invested capital and secondarily through capital appreciation. The Company believes its diversified investment strategy across the capital stack will provide flexibility through economic cycles to achieve attractive risk-adjusted returns.

The Company expects that a majority of its portfolio will consist of the target assets (CRE senior mortgage loans, mezzanine loans, preferred equity, debt securities and net leased properties predominantly in the United States). The Company believes there are many attractive opportunities among its target assets.

The Company’s investment strategy is dynamic and flexible, enabling the Company to adapt to shifts in economic, real estate and capital market conditions and to exploit market inefficiencies. The Company may expand or change its investment strategy or target assets over time in response to opportunities available in different economic and capital market conditions. This flexibility in the Company’s investment strategy will allow it to employ a customized, solutions-oriented approach, which the Company believes is attractive to borrowers and tenants. The Company believes that its diverse initial portfolio, its ability to originate, acquire and manage the target assets and the flexibility of its investment strategy will position the Company to capitalize on market inefficiencies and to generate attractive long-term risk-adjusted returns for its stockholders through a variety of market conditions and economic cycles.

Target Assets

The Company’s investment strategy is to originate and selectively acquire the following types of assets, which we refer to as the target assets:

•	Senior Mortgage Loans. The Company intends to focus on originating and selectively acquiring senior mortgage loans that are backed by CRE assets. These loans are secured by a first mortgage lien on a commercial property and provide mortgage financing to a commercial property developer or owner. The loans may vary in duration, bear interest at a fixed or floating rate and amortize, if at all, over varying periods, often with a balloon payment of principal at maturity.

•	Mezzanine Loans. The Company may originate or acquire mezzanine loans, which are structurally subordinate to senior loans, but senior to equity in the borrower. Mezzanine loans may be structured such that the Company’s return accrues and is added to the principal amount rather than paid on a current basis. The Company may also pursue equity participation opportunities in instances when the risk-reward characteristics of the investment warrant additional upside participation in the possible appreciation in value of the underlying assets securing the investment.

•	Preferred Equity. The Company may make investments that are subordinate to senior and mezzanine loans, but senior to the common equity in the mortgage borrower. Preferred equity investments may be structured such that the Company’s return accrues and is added to the principal amount rather than paid on a current basis. The Company may also pursue equity participation opportunities in preferred equity investments, similar to such participations in mezzanine loans.

•	CRE Debt Securities. The Company may make investments that consist of bonds comprising certain tranches of CRE securitization pools, such as CMBS (including “B-pieces” of a CMBS securitization pool) or CRE collateralized loan obligations (collateralized by pools of CRE debt instruments). These bonds may be investment grade or below investment grade and are collateralized by CRE debt, typically secured by senior mortgage loans and may be fixed rate or floating rate securities.

•	Net leased Real Estate. The Company may also invest directly in well located CRE with long-term leases to tenants on a net lease basis, where such tenants generally will be responsible for property operating expenses, such as insurance, utilities, maintenance capital expenditures and real estate taxes.

The allocation of the Company’s capital among its target assets will depend on prevailing market conditions at the time it invests and may change over time in response to market conditions. In addition, in the future, the Company may invest in assets other than its target assets or change the target assets. With respect to all of the Company’s investments, it invests so as to maintain its qualification as a REIT for U.S. federal income tax purposes and its exclusion or exemption from regulation under the Investment Company Act.

Initial Portfolio

Assuming the completion of the Combination and related transactions, the Company’s initial portfolio will consist of the following (information is presented on a pro forma basis as of September 30, 2017 (dollars in thousands)):

Asset	Count	Pro forma book value	Pro forma book value at the Company’s share(1)	% of total(5)
Senior mortgage loans(2)	72	$1,635,113	$1,625,234	35%
Mezzanine loans(3)	30	569,785	564,976	12%
Preferred equity(3)	4	307,015	297,873	6%
Mortgage loans held in a securitization trust and CMBS(4)	36	3,419,994	295,156	6%
Owned real estate—Net lease	10	734,388	686,335	15%
Owned real estate—Other	14	892,960	777,944	17%
Private equity interests	8	357,004	357,004	8%

Total	174	$7,916,260	$4,604,523	100%

Cash and cash equivalents		$257,130	$254,513
Other assets		243,020	236,682

Total assets		$8,416,410	$5,095,718

(1)	Pro forma book value at the Company’s share represents the proportionate pro forma book value based on the Company’s ownership by asset; pro forma book values at the Company’s share for securitization assets are net of the accounting impact from consolidation.

(2)	Senior mortgage loans include junior participations in the Company’s originated senior mortgage loans for which the Company has syndicated the senior participations to other investors and retained the junior participations for the Company’s portfolio and contiguous mezzanine loans where the Company owns both the senior and junior loan positions. The Company believes these investments are more similar to the senior mortgage loans it originates than other loan types given their credit quality and risk profile.

(3)	Mezzanine loans and preferred equity balances include $3.8 million and $56.4 million of value, respectively, attributable to related equity participation interests. Mezzanine loans also include other subordinated loans.

(4)	Pro forma book value includes $3.3 billion of assets in three securitization trusts in which the Company is expected to own the controlling class of securities and therefore consolidate. The consolidated liabilities related to these consolidated assets are $3.1 billion. Pro forma book value at the Company’s share reflects both the elimination of the consolidated assets and inclusion of the Company’s net $140.9 million equity position in these securitization trusts.

(5)	Based on pro forma book value at the Company’s share.

Assuming the completion of the Combination, the following charts illustrate the diversification of the Company’s initial portfolio, based on investment type, underlying property type, interest rate category and geography, as of September 30, 2017 (percentages based on pro forma book value at the Company’s share, which represents the proportionate pro forma book value based on the Company’s ownership by asset):

(1)	Senior mortgage loans include junior participations in the Company’s originated senior mortgage loans for which the Company has syndicated the senior participations to other investors and retained the junior participations for the Company’s portfolio and contiguous mezzanine loans where the Company owns both the senior and junior loan positions. The Company believes these investments are more similar to the senior mortgage loans the Company originates than other loan types given their credit quality and risk profile.

(2)	Mezzanine and preferred equity balances include $3.8 million and $56.4 million of value, respectively, for related equity participation interests. Mezzanine loans also include other subordinated loans.

(3)	Pro forma book value includes $3.3 billion of assets in three securitization trusts in which the Company is expected to own the controlling class of securities and therefore consolidate. The consolidated liabilities related to these consolidated assets are $3.1 billion. Pro forma book value at the Company’s share reflects both the elimination of the consolidated assets and inclusion of the Company’s net $140.9 million equity position in these securitization trusts.

(4)	Diversified/Other includes (i) CMBS and private equity interests, which have a diversified underlying collateral/asset base, (ii) manufactured housing communities and (iii) commercial and residential development and predevelopment assets.

(5)	Includes the Company’s loan portfolio only.

(6)	Various includes all of the Company’s CMBS, private equity interests and one non U.S. collateral asset.

Financing Strategy

The Company expects to have a multi-pronged financing strategy that will initially include a secured revolving credit facility, secured revolving repurchase facilities, non-recourse securitization financing, commercial mortgages and other asset-level financing structures. In addition, the Company may use other forms of financing, including additional warehouse facilities, public and private secured and unsecured debt issuances and equity or equity-related securities issuances by the Company or its subsidiaries. The Company may also finance a portion of its investments through the syndication of one or more interests in a whole loan or securitization. The Company will seek to match the nature and duration of the financing with the underlying asset’s cash flow, including through the use of hedges, as appropriate.

At September 30, 2017, the Company’s debt obligations, on a pro forma basis, consisted primarily of secured revolving repurchase facilities, CMBS credit facilities, securitization bonds payable and mortgage loans. The following table summarizes the Company’s secured financing agreements and other debt obligations in place as of September 30, 2017 on a pro forma basis (dollars in thousands).

	September 30, 2017
Debt Obligations	Facility size	Outstanding principal balance	Outstanding principal balance at the Company’s share [1]	Pro forma book value [2]	Pro forma book value at the Company’s share 1 2	Weighted average remaining term in years 3 4	Weighted average extended remaining term in years 3 5	Collateral book value	Collateral book value at the Company’s share [1]

Secured revolving repurchase facilities
Citibank facilities	$300,000	$72,900	$72,900	$72,900	$72,900	1.10	2.70	$110,321	$110,321
Deutsche Bank facilities	400,000	81,525	81,525	81,525	81,525	0.50	0.90	155,444	155,444
Morgan Stanley facilities	500,000	233,182	233,182	233,182	233,182	1.70	1.70	325,045	325,045

Subtotal - Secured revolving repurchase facilities	1,200,000	387,607	387,607	387,607	387,607	1.31	1.70	590,810	590,810

CMBS credit facilitie [6]
Merrill Lynch facility	—	—	—	—	—	—	—	—	—
Morgan Stanley facility	—	—	—	—	—	—	—	—	—
UBS facility	—	—	—	—	—	—	—	—	—
Citibank facilities	39,773	39,773	39,773	39,773	39,773	0.25	0.25	56,445	56,445
JP Morgan facilities	54,270	54,270	54,270	54,270	54,270	0.25	0.25	73,407	73,407

Subtotal - CMBS facilities	94,043	94,043	94,043	94,043	94,043	0.25	0.25	129,852	129,852

Securitization bonds payable	339,964	339,964	336,320	339,416	335,775	14.30	14.30	697,932	689,337
Mortgage obligations issued by securitization trusts [7]	3,124,839	3,124,839	—	3,124,839	—	—	—	—	—
Mortgage loans and other notes	886,447	886,447	790,694	884,539	788,787	6.20	6.60	1,500,455	1,318,051

Total / weighted average	$5,645,293	$4,832,900	$1,608,664	$4,830,444	$1,606,212	6.39	6.64	$2,919,049	$2,728,050

1	At the Company’s share metrics based on the Company’s pro forma ownership interest in the underlying debt or assets.

2	Difference between outstanding principal balance and pro forma book value for securitization bonds payable and mortgage loans and other notes is attributable to deferred costs.

3	Weighted average metrics based on outstanding pro forma principal balance at the Company’s share.

4	Represents the remaining term in years based on the initial contractual maturity of the debt.

5	Represents the remaining term in years assuming all as of right extension options are exercised by the Company.

6	CMBS credit facilities do not have specified capacity. Borrowings and interest rates are asset-specific and determined at the time of borrowing. These credit facilities are indexed to one-month or three-month LIBOR and currently have an as of right, rolling three-month term.

7	Pro forma book value includes liabilities associated with NorthStar securitization trusts in which the Company is expected to own the controlling class of securities. Pro forma book value at the Company’s share represents the Company’s exposure to the debt obligations of the securitization trusts, which is limited to the Company’s investment in the securities it owns in such trusts.

As of September 30, 2017, on a pro forma basis the Company’s secured revolving repurchase facilities and CMBS credit facilities had weighted average interest rates of LIBOR plus 2.5% and LIBOR plus 1.5%, respectively. In addition, the Company’s securitization bonds payable and mortgage loans and other notes, which are comprised of fixed and floating rate debt pieces, had weighted average interest rates of 4.1% and 4.2%, respectively. The floating rate debt for these instruments assumes LIBOR at 1.23% as of September 30, 2017.

The following table presents, on a pro forma basis, the Company’s scheduled principal payments on borrowings, based on final maturity dates (assuming exercise of all extension options) as of September 30, 2017 (dollars in thousands). All scheduled principal payments presented below are at the Company’s share (based on the Company’s pro forma ownership interest in the underlying debt).

	September 30, 2017
Year	Secured revolving repurchase facilities	CMBS credit facilities[1]	Securitization bonds payable	Mortgage loans and other notes	Total
2017 (remainder of)	$—	$94,043	$—	$377	$94,420
2018	65,633	—	—	1,837	67,470
2019	75,492	—	—	2,327	77,819
2020	222,332	—	—	135,178	357,510
2021	24,150	—	—	66,665	90,815
Thereafter	—	—	336,320	584,310	920,630

Total	$387,607	$94,043	$336,320	$790,694	$1,608,664

1	CMBS credit facilities currently have an as of right, rolling three-month term.

Investment Process

The Company’s investment process benefits from the experience, resources and personnel of CLNS. This process initially involves: (i) identifying investment opportunities; (ii) assessing the opportunities to ensure that they meet preliminary screening criteria, including the suitability of the potential investment in light of the Company’s investment guidelines and the impact of the investment on maintaining the Company’s REIT qualification and Investment Company Act exclusion; and (iii) reviewing the opportunities to determine whether to incur costs associated with more in-depth diligence.

If the decision is made to proceed with full-scale diligence, the next phase of the Company’s investment process involves assessing the risk-reward profile of the investment through, among other things: (i) intensive data collection by CLNS’s in-house investment and asset management personnel and third-party providers; (ii) data consolidation and quantitative analyses of the key drivers affecting value, such as cash flows and collateral performance, lease analysis and credit and prepayment risk; and (iii) thorough review of the investment capital structure, borrower and tenant analysis and servicer and originator information.

In assessing the suitability of a particular investment for the Company’s portfolio, the Manager and its affiliates evaluate the expected risk-adjusted return relative to the expected returns available from comparable investments. With respect to each investment opportunity, the Manager and its affiliates also consider the ability of CLNS’s in-house asset management team to extract excess value from the investment through active post-acquisition asset management. Based on the foregoing criteria, among others, the Manager makes an investment decision and, if the decision is made to proceed with an investment, utilizes proprietary modeling systems to establish an appropriate price or expected return for such assets. Once an asset has been originated or acquired, the Manager and its affiliates will formulate an asset-specific business plan focused on actively managing the attendant risks, evaluating the underlying collateral, updating valuation assumptions and formulating disposition strategies.

Investment Guidelines

Under the management agreement with the Manager, the Manager will manage the Company’s business in accordance with certain investment guidelines. The Manager will not be permitted to make investments that would cause the Company to fail to qualify as a REIT for U.S. federal income tax purposes, or that would cause the Company or any of its subsidiaries to be required to be registered as an investment company under the

Investment Company Act. No investment will require prior approval of the Company board of directors or a majority of the independent directors solely because such investment constitutes (1) a co-investment made by and between the Company or any of its subsidiaries, on the one hand, and one or more investment vehicles formed, sponsored and managed by the Company or any of its subsidiaries, on the other hand, regardless of when such co-investment is made, or (2) a transaction related to any such co-investment. Any investment in which the total net commitment of the Company OP would be greater than 5% of the Company OP’s net equity (computed using the most recently available publicly filed balance sheet) will require the approval of the Company board of directors or a duly constituted committee of the Company board of directors. Any investment in which the total net commitment of the Company OP would be between 3% and 5% of the Company OP’s net equity also will require the approval of the Company board of directors or a duly constituted committee of the Company board of directors, unless the investment falls within specific parameters approved by the Company board of directors and in effect at the time such commitment is made.

These investment guidelines may be amended, supplemented or waived pursuant to the approval of the Company board of directors (which must include a majority of the Company’s independent directors) from time to time, but without the approval of Company stockholders.

Investment Committee

The Manager will have an investment committee. Subject to compliance with the Company’s investment guidelines approved by the Company board of directors at such time, the Manager’s investment committee approves the Company’s investment strategy, portfolio holdings and financing and leverage strategies. The Manager’s investment committee will meet as frequently as it believes is necessary. For more information, see “Other Related Agreements—Management Agreement.”

Conflicts of Interest

The Company will be externally advised by the Manager, which is a wholly owned subsidiary of CLNS OP, and all of the Company’s officers are employees of the Manager or its affiliates. Pursuant to the management agreement, the Manager will be obligated to supply the Company’s senior management team. Subject to investment, leverage and other guidelines or policies adopted by the Company board of directors, the Manager has discretion regarding the implementation of the Company’s investment and operating policies and strategies. Neither the Manager nor CLNS is obligated to dedicate any specific personnel exclusively to the Company, nor are they or their personnel obligated to dedicate any specific portion of their time to the management of the Company’s business. As a result, the Company cannot provide any assurances regarding the amount of time the Manager or CLNS will dedicate to the management of the Company’s business. Moreover, each of the Company’s officers and non-independent directors is also an employee of the Manager or one of its affiliates, and has significant responsibilities for other investment vehicles currently managed by CLNS and its affiliates, and may not always be able to devote sufficient time to the management of the Company’s business. Consequently, the Company may not receive the level of support and assistance that the Company otherwise might receive if the Company was internally managed. As a result of these relationships, these persons have a conflict of interest with respect to the Company’s agreements and arrangements with the Manager and other affiliates of CLNS, which agreements and arrangements were not negotiated at arm’s length, and the terms of such agreements and arrangements may not have been as favorable to the Company as if they had been negotiated at arm’s length with an unaffiliated third party.

None of CLNS or any of its affiliates, including the Manager, or any of its or their officers, directors, employees or personnel, has any duty to refrain from directly or indirectly (i) engaging in any business opportunity, including business opportunities in the same or similar business activities or lines of business in which the

Company or any of the Company’s affiliates may, from time to time, be engaged or propose to engage, including, without limitation, (x) investing in, or rendering advisory services to others investing in, any type of business (including investments that meet the Company’s principal investment objectives), whether or not the investment objectives or policies of any such other person are similar to those of the Company, including the sponsoring, branding, advising and/or managing of any other closed-end or open-end investment funds, vehicles (including public non-traded REITs, registered investment companies and externally managed public companies), accounts, products and/or other similar arrangements sponsored, branded, advised and/or managed by CLNS or any of its affiliates, whether currently in existence or subsequently established (including any related successor funds, alternative vehicles, supplemental capital vehicles, co-investment vehicles and other entities formed and managed in connection with CLNS’s investment management activities), which we refer to, collectively, as the Managed Companies, that employ investment objectives or strategies that overlap, in whole or in part, with the Company’s investment guidelines, (y) buying, selling or trading any securities or investments for their own accounts or for the account of others for whom CLNS or any of its affiliates, including the Manager, or any of CLNS’s or the Manager’s officers, directors, employees or personnel may be acting and (z) receiving fees or other compensation or profits from such activities described above, which shall be for CLNS’s (and/or its affiliates’) sole benefit or (ii) competing with the Company, and none of CLNS or any of its affiliates, including the Manager, will be liable to the Company for breach of any duty (statutory, contractual or otherwise (other than for breach by CLNS or any of its affiliates, including the Manager, of any express restrictions on competition contained in any written contract between CLNS or any of its affiliates, including the Manager, on the one hand, and the Company, on the other hand)) by reason of the fact that CLNS or any of its affiliates, including the Manager, engages in any such activities, and the doctrine of corporate opportunity or any similar doctrine applicable to the Company will not apply to CLNS or any of its affiliates, including the Manager.

The Company renounces any interest or expectancy in any business opportunity presented to CLNS or any of its affiliates, including the Manager, unless such business opportunity is offered to one of the Company’s directors or officers and such business opportunity is expressly offered to such director or officer in his or her capacity as the Company’s director or officer, which we refer to as a protected opportunity. Except for a protected opportunity, if CLNS or any of its affiliates, including the Manager, acquires knowledge of a business opportunity, CLNS or its applicable affiliate, as the case may be, will not have a duty to communicate or offer such business opportunity to the Company or any of the Company’s affiliates and will not be liable to the Company by reason of the fact that CLNS or any of its affiliates, including the Manager, pursues or acquires such business opportunity for itself, directs such business opportunity to another person or does not present such opportunity to the Company or the Company’s subsidiaries. While information and recommendations supplied to the Company and the Company’s subsidiaries will, in the Manager’s reasonable and good faith judgment, be appropriate under the circumstances and in light of the Company’s investment objectives and policies, such information and recommendations may be different in certain material respects from the information and recommendations supplied by the Manager or any affiliate of the Manager to others (including, for greater certainty, the Managed Companies and their investors, including Managed Companies in which the Manager or its affiliates may have a beneficial interest).

The Manager will receive substantial base management fees regardless of the performance of the Company’s portfolio and, as a result, the Manager might not have an adequate incentive to devote its time and effort to seeking investments that provide attractive risk-adjusted returns for the Company’s portfolio. In addition, the Manager has the ability to earn incentive fees each quarter based on the Company’s Core Earnings (as defined in the management agreement), which may create an incentive for the Manager to invest in assets with higher yield potential, which may be riskier and more speculative, or sell an asset prematurely for a gain, in an effort to increase the Company’s short-term net income and thereby increase the incentive fees to which it is entitled.

Allocation of Investment Opportunities

The Manager, a registered investment advisor under the Investment Advisers Act of 1940, as amended, will allocate investment opportunities that may be suitable for the Company, CLNS and any Managed Companies in accordance with CLNS’s investment allocation policy. The investment allocation policy, described in further detail below, seeks to ensure that investment opportunities are allocated in a fair and equitable manner over time, consistent with the Manager’s fiduciary duty to the Company and in a manner that is consistent with each of its client’s particular characteristics, including their investment objectives, restrictions and risk profile. Generally, as a fiduciary, the Manager is prohibited from making investment allocation decisions solely based on any of the following considerations, which include but are not limited to: (i) unduly favoring one client (or group of clients) at the expense of another, including any proprietary or personal accounts of its associated persons or affiliates of the Manager; (ii) generating higher fees paid by one client (or group of clients) over another or to produce greater performance compensation to the Manager; (iii) compensating a client (or group of clients) for past services or benefits rendered to the Manager or to induce future services or benefits to be rendered to the Manager; and (iv) managing or equalizing investment performance among different clients (or group of clients). As of September 30, 2017, there were four other CLNS Managed Companies with investment objectives or guidelines that overlapped in part with the Company’s and are actively making investments, with approximately $470 million of uncommitted capital availability in the aggregate as of September 30, 2017. Two of those Managed Companies are continuing to raise additional capital.

When making investment allocation decisions regarding a suitable investment for one or more clients, the Manager will take into account, without limitation: (i) investment objectives, dedicated mandates, strategy and criteria; (ii) current and future cash requirements of the investment and the client; (iii) the effect of the investment on the diversification of the portfolio, including by geography, size of investment, type of investment and risk of investment; (iv) leverage policy and the availability of financing for the investment by each client; (v) anticipated cash flow of the investment to be acquired; (vi) income tax effects of the investment; (vii) the size of the investment; (viii) the amount of funds available for investment; (ix) ramp-up or draw-down periods; (x) cost of capital; (xi) risk return profiles; (xii) targeted distribution rates; (xiii) anticipated future pipeline of suitable investments; (xiv) the expected holding period of the investment and the remaining term of the client, if applicable; (xv) legal, regulatory or tax considerations, including any conditions of an exemptive order; (xvi) affiliate and/or related party considerations; and (xvii) whether a client has other sources of investment opportunities outside of the Manager. If it is determined that an investment is most suitable for a particular client, the investment will be allocated to such client. If it is determined that an investment is equally suitable for two or more clients, then the Manager may allocate the investment among such clients on a rotational basis. In general, a rotational allocation methodology means that if a client has been previously allocated an investment as a result of the rotational process, it may be skipped in the rotation until all other clients for which a particular investment is equally suitable have been allocated an investment. Subject to regulatory restrictions, SEC guidance and any exemptive orders obtained by one or more Managed Companies (as applicable), the Manager may deem it appropriate for the Company and one or more other Managed Companies to co-invest in an investment opportunity (based on available capital, among other relevant factors, to the extent required). The decision of how any potential investment should be allocated among clients in many cases may be a matter of highly subjective judgment, which will be made by the Manager in its sole discretion; such transactions are not required to be presented to the Company board of directors for approval, and there can be no assurance that any conflicts will be resolved in the Company’s favor.

CLNS and/or the Manager may revise its investment allocation policy and may in the future change then-existing, or adopt additional, conflicts of interest resolution policies and procedures designed to support the fair and equitable allocation of investments and to prevent the preferential allocation of investment opportunities among entities with overlapping investment objectives. The investment allocation policy may not be materially amended in any manner that is reasonably likely to be adverse to the Company unless such amendment has been approved by a majority of the Company’s independent directors. Material changes to the investment allocation policy will be disclosed to clients and in public filings with the SEC, as appropriate. The Company’s independent directors will periodically review the Manager’s and CLNS’s compliance with these conflicts of interest and allocation provisions.

Share Repurchase Program

Following the closing of the Combination, the Company expects to adopt a program to repurchase in the open market shares of the Company class A common stock.

Tax Status

The Company intends to elect and qualify to be treated as a REIT for U.S. federal income tax purposes commencing with its taxable year ending December 31 of the year in which the Mergers close, and intends to operate in a manner so as to qualify as a REIT. In addition, the Company may hold certain of its assets through taxable REIT subsidiaries, which we refer to as TRSs, which will be subject to corporate-level income tax at regular rates. The Company’s qualification as a REIT depends upon its ability to meet, on a continuing basis, through actual investment and operating results, various complex requirements under the Code relating to, among other things, the sources of its gross income, the composition and values of its assets, its distribution levels and the diversity of ownership of its shares. The Company believes that it has been organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and that its proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT.

So long as the Company qualifies as a REIT, it generally will not be subject to U.S. federal income tax on the taxable income it distributes currently to its stockholders. If the Company fails to qualify for taxation as a REIT in any taxable year, and the statutory relief provisions of the Code do not apply, it will be subject to U.S. federal income tax at regular corporate rates and may be precluded from qualifying as a REIT for the subsequent four taxable years following the year during which the Company lost its REIT qualification. Distributions to stockholders in any year in which the Company is not a REIT would not be deductible by the Company, nor would they be required to be made. Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain U.S. federal, state and local taxes on its income or property.

Investment Company Act Matters

The Company and its subsidiaries intend to conduct their operations so that they are not required to register as an investment company under the Investment Company Act.

The Company believes it is not an investment company under Section 3(a)(1)(A) of the Investment Company Act because it does not engage primarily, or hold itself out as being engaged primarily, in the business of investing, reinvesting or trading in securities. Rather, the Company, through its subsidiaries, is primarily engaged in non-investment company businesses related to real estate. In addition, the Company intends to conduct its operations so that it does not come within the definition of an investment company under Section 3(a)(1)(C) of the Investment Company Act because less than 40% of the Company’s total assets on an unconsolidated basis will consist of “investment securities.” Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and that owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. government securities and cash items). Excluded from the term “investment securities” (as that term is defined in the Investment Company Act) are securities issued by majority-owned subsidiaries that are themselves not investment companies and are not relying on the exclusion from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act. Under the Investment Company Act, a subsidiary is majority-owned if a company owns 50% or more of its outstanding voting securities. To avoid the need to register as an investment company, the securities issued to the Company by any wholly owned or majority-owned subsidiaries that the Company may form in the future that are excluded from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act, together with any other investment securities the Company may own, may not have a value in excess of 40% of the value of the Company’s total assets on an unconsolidated basis. The Company will monitor its holdings to ensure ongoing compliance with this test.

The Company holds its assets primarily through direct or indirect wholly owned or majority-owned subsidiaries, certain of which are excluded from the definition of investment company pursuant to Section 3(c)(5)(C) of the Investment Company Act. To qualify for the exclusion pursuant to Section 3(c)(5)(C), based on positions set forth by the staff of the SEC, each such subsidiary generally is required to hold at least (i) 55% of its assets in “qualifying” real estate assets and (ii) at least 80% of its assets in “qualifying” real estate assets and real estate-related assets. For the Company’s subsidiaries that maintain this exclusion or another exclusion or exception under the Investment Company Act (other than Section 3(c)(1) or Section 3(c)(7) thereof), the Company’s interests in these subsidiaries do not and will not constitute “investment securities.” “Qualifying” real estate assets for this purpose include senior mortgage loans, certain B-Notes and certain mezzanine loans that satisfy various conditions as set forth in SEC staff no-action letters and other guidance, and other assets that the SEC staff in various no-action letters and other guidance has determined are the functional equivalent of senior loans for the purposes of the Investment Company Act. The Company treats as real estate-related assets B-pieces and mezzanine loans that do not satisfy the conditions set forth in the relevant SEC staff no-action letters and other guidance, and debt and equity securities of companies primarily engaged in real estate businesses. Unless a relevant SEC no-action letter or other guidance applies, the Company expects to treat preferred equity interests as real estate-related assets. The SEC has not published guidance with respect to the treatment of CMBS for purposes of the Section 3(c)(5)(C) exclusion. Unless the SEC or its staff issues guidance with respect to CMBS, the Company intends to treat CMBS as a real estate-related asset. To the extent that the SEC staff publishes new or different guidance with respect to these matters, the Company may be required to adjust its strategy accordingly. For the Company’s subsidiaries that maintain this exclusion or another exclusion or exception under the Investment Company Act (other than Section 3(c)(1) or Section 3(c)(7) thereof), the Company’s interests in these subsidiaries do not and will not constitute “investment securities.”

If the Company were required to register as an investment company under the Investment Company Act, it would become subject to substantial regulation with respect to the Company’s capital structure (including the Company’s ability to use leverage), management, operations, transactions with affiliated persons (as defined in the Investment Company Act), portfolio composition, including restrictions with respect to diversification and industry concentration, and other matters. See “Risk Factors—Risks Related to Regulatory Matters—Maintenance of the Company’s Investment Company Act exemption imposes limits on its operations.”

As a consequence of the Company seeking to avoid the need to register under the Investment Company Act on an ongoing basis, the Company and/or its subsidiaries may be restricted from making certain investments or may structure investments in a manner that would be less advantageous to the Company than would be the case in the absence of such requirements. In particular, a change in the value of any of the Company’s assets could negatively affect its ability to avoid the need to register under the Investment Company Act and cause the need for a restructuring of the Company’s investment portfolio. For example, these restrictions may limit the

Company’s and its subsidiaries’ ability to invest directly in mortgage-backed securities that represent less than the entire ownership in a pool of senior loans, debt and equity tranches of securitizations and certain asset-backed securities, non-controlling equity interests in real estate companies or in assets not related to real estate. In addition, seeking to avoid the need to register under the Investment Company Act may cause the Company and/or its subsidiaries to acquire or hold additional assets that it might not otherwise have acquired or held or dispose of investments that the Company and/or its subsidiaries might not have otherwise disposed of, which could result in higher costs or lower proceeds to the Company than it would have paid or received if it were not seeking to comply with such requirements. Thus, avoiding registration under the Investment Company Act may hinder the Company’s ability to operate solely on the basis of maximizing profits.

There can be no assurance that the Company and its subsidiaries will be able to successfully avoid operating as an unregistered investment company. If it were established that the Company was an unregistered investment company, there would be a risk that the Company would be subject to monetary penalties and injunctive relief in an action brought by the SEC, that the Company would be unable to enforce contracts with third parties, that third parties could seek to obtain rescission of transactions undertaken during the period it was established that the Company was an unregistered investment company, and that the Company would be subject to limitations on corporate leverage that would have an adverse impact on its investment returns.

Restrictions on Ownership of Company Common Stock

To assist the Company in complying with the limitations on the concentration of ownership of a REIT imposed by the Code, among other purposes, the Company charter prohibits, with certain exceptions, any person from actually or constructively owning more than 9.8% of the aggregate of the outstanding shares of the Company’s capital stock (as defined in the Company charter) by value or 9.8% of the aggregate of the outstanding shares of Company common stock (as defined in the Company charter) by value or by number of shares, whichever is more restrictive. The Company board of directors, in its sole discretion, may exempt (prospectively or retroactively) a person from this limitation if it obtains such representations, covenants and undertakings as it deems appropriate to conclude that granting the exemption will not cause the Company to lose its status as a REIT.    The Company expects the Company board of directors to grant such exceptions to CLNS, CLNS OP and any of its respective affiliates or any direct or indirect beneficial owner of CLNS at or prior to the closing of the Combination but in any case not to exceed 39% of the aggregate of the outstanding shares of the Company’s capital stock by value or 39% of the aggregate of the Company’s outstanding shares of Company common stock by value or number of shares, whichever is more restrictive.

Competition

The Company is engaged in a competitive business. In the Company’s lending and investing activities, the Company competes for opportunities with a variety of institutional lenders and investors, including other REITs, specialty finance companies, public and private funds (including funds that CLNS or its affiliates may in the future sponsor, advise and/or manage), commercial and investment banks, commercial finance and insurance companies and other financial institutions. Several other REITs have raised, or are expected to raise, significant amounts of capital, and may have investment objectives that overlap with the Company’s, which may create additional competition for lending and investment opportunities. Some competitors may have a lower cost of funds and access to funding sources that are not available to the Company, such as the U.S. Government. Many of the Company’s competitors are not subject to the operating constraints associated with REIT rule compliance or maintenance of an exclusion from registration under the Investment Company Act. In addition, some of the Company’s competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of loans and investments, offer more attractive pricing or other terms and establish more relationships than the Company.

Furthermore, competition for originations of and investments in the Company’s target assets may lead to the yields of such assets decreasing, which may further limit the Company’s ability to generate satisfactory returns.

In addition, changes in the financial regulatory regime following the 2016 U.S. Presidential election could decrease the current restrictions on banks and other financial institutions and allow them to compete with the Company for investment opportunities that were previously not available to them.

The Company believes access to the Manager’s and CLNS’s professionals and their industry expertise and relationships provides it with competitive advantages in assessing risks and determining appropriate pricing for potential investments. The Company believes these relationships will enable the Company to compete more effectively for attractive investment opportunities. However, the Company may not be able to achieve its business goals or expectations due to the competitive risks that it faces.

Employees

The Company does not have any employees. The Company is externally managed by the Manager pursuant to the management agreement between the Manager and the Company. The Company’s executive officers are employees of the Manager or one or more of its affiliates. See “Other Related Agreements—Management Agreement.”

Legal Proceedings

Neither the Company nor the Manager is currently subject to any material legal proceedings.

Implications of Being an Emerging Growth Company

The Company qualifies as an “emerging growth company” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As an emerging growth company, the Company may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies that are not emerging growth companies. These provisions include, but are not limited to:

•	permission to include only two years of audited financial statements and only two years of related disclosure in the Company’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

•	permission to present fewer than five years of selected financial information;

•	reduced disclosure about the Company’s executive compensation arrangements;

•	exemption from the requirement to seek non-binding stockholder advisory votes on executive compensation or golden parachute arrangements;

•	exemption from the requirement to obtain an auditor attestation of the Company’s internal control over financial reporting; and

•	extension of time to comply with new or revised accounting standards available until those standards would otherwise apply to private companies.

The Company may take advantage of these exemptions for up to five years or such earlier time that the Company is no longer an emerging growth company. The Company would cease to be an emerging growth company if it has more than $1.07 billion in annual revenues as of the end of its fiscal year, if it has more than $700 million in market value of its stock held by non-affiliates as of the end of its second fiscal quarter or if it issues more than $1.0 billion of non-convertible debt over a three-year period. The Company may choose to take advantage of some or all of these reduced disclosure obligations.

EXECUTIVE COMPENSATION

NorthStar I

Equity Compensation Plan Information

The following table provides summary information on the securities issuable under the NorthStar I equity compensation plans as of December 31, 2016.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	Weighted- Average Exercise Price of Outstanding Options, Warrants, and Rights	Number of Securities Remaining Available for Future Issuance
Equity compensation plans approved by security holders(1)	—	—	1,898,796
Equity compensation plans not approved by security holders	N/A	N/A	N/A

Total	—	—	1,898,796

(1)	NorthStar I has adopted two equity compensation plans: the NorthStar Real Estate Income Trust, Inc. Long-Term Incentive Plan, which we refer to as the NorthStar I Long-Term Incentive Plan, and the NorthStar Real Estate Income Trust, Inc. Second Amended and Restated Independent Directors Compensation Plan, which we refer to as the NorthStar I Independent Directors Plan, which operates as a sub-plan of the NorthStar I Long-Term Incentive Plan.

Executive Compensation

NorthStar I has no employees. NorthStar I’s day-to-day management functions are performed by the NorthStar I advisor, and related affiliates. CLNS (and its affiliates), as the NorthStar I sponsor, employs all of NorthStar I’s executive officers and such executive officers are utilized by the NorthStar I advisor to provide management, acquisition, advisory and certain administrative services for NorthStar I. NorthStar I does not pay any of these individuals for serving in their respective positions.

Director Compensation

Independent Directors

Pursuant to the NorthStar I Independent Directors Plan, each of the NorthStar I independent directors and non-management directors were paid an annual director’s fee of $90,000 in 2016 and are expected to be paid an annual director’s fee of $90,000 in 2017. Jack F. Smith, who serves as the NorthStar I Audit Committee chairperson, was paid an additional fee of $15,000 in 2016 and is expected to be paid an additional fee of $15,000 in 2017. In exchange for their services as members of the NorthStar I special committee, each member of the NorthStar I special committee was paid a lump sum of $60,000, except for Vernon B. Schwartz, who served as the chairperson of the NorthStar I special committee and was paid a lump sum of $75,000. In addition, each of NorthStar I’s independent directors and non-management directors received $50,000 in shares of NorthStar I restricted common stock in June 2017, in connection with such director’s re-election to the NorthStar I board of directors. The NorthStar I restricted common stock generally vests quarterly over two years; provided, however, that the NorthStar I restricted common stock will become fully vested on the earlier to occur of: (i) the termination of the independent director’s service as a director due to his or her death or disability; and (ii) a change in control. In addition, NorthStar I reimburses all directors for reasonable out-of-pocket expenses incurred in connection with their services on the NorthStar I board of directors.

In 2017, the NorthStar I board of directors retained FTI Consulting, Inc., which we refer to as FTI, a compensation consulting firm, to complete a competitive analysis of, and to provide a recommendation for, the NorthStar I independent director compensation program. Based on the recommendations of FTI, the NorthStar I board of directors determined to maintain the 2016 compensation program for 2017.

In addition, based on the recommendations of FTI and pursuant to the NorthStar I Independent Directors Plan, the NorthStar I board of directors determined that NorthStar I will continue to automatically grant to any person who becomes an independent director $75,000 in shares of NorthStar I restricted common stock on the date such independent director is initially appointed or elected to the NorthStar I board of directors. In addition, on the date following an independent director’s re-election to the NorthStar I board of directors, he or she will receive $50,000 in shares of restricted common stock of NorthStar I. The actual number of shares of NorthStar I restricted common stock that NorthStar I grants is determined by dividing the fixed value by (i) prior to a listing of the NorthStar I shares on a national securities exchange and during an offering, the offering price to the public, (ii) following an offering, the most recently disclosed net asset value, or NAV, or if an NAV has not been disclosed, the most recent offering price, or (iii) following a listing on a national securities exchange, the closing price of the shares of NorthStar I common stock on the date of grant. The shares of NorthStar I restricted common stock will generally vest quarterly over two years; provided, however, that the NorthStar I restricted common stock will become fully vested on the earlier to occur of: (i) the termination of the independent director’s service as a director due to his or her death or disability; and (ii) a change in control. The NorthStar I merger constitutes a change of control and the outstanding shares of NorthStar I restricted common stock will vest in connection with the consummation of the NorthStar I merger. NorthStar I reserves the right to modify the nature of the equity grant to the NorthStar I directors from NorthStar I restricted common stock to other forms of stock-based incentive awards, such as units in NorthStar I OP structured as profit interests, as well as the vesting schedule.

Directors who are officers of NorthStar I, including the chairperson of the NorthStar I board of directors, do not receive compensation as directors.

Director Compensation for 2016

The following table provides information concerning the compensation of the NorthStar I independent directors for 2016:

Name	Fees Earned or Paid in Cash(1)	Stock Awards(2)	Total
Jonathan T. Albro	$90,000	$50,000	$140,000
Vernon B. Schwartz(3)	67,500	125,000	192,500
Jack F. Smith, Jr.	105,000	50,000	155,000
James J. Thomas	90,000	50,000	140,000

Total	$352,500	$275,000	$627,500

(1)	Amounts include annual cash retainers. Fees paid to directors are currently incurred by the NorthStar I advisor on behalf of NorthStar I and are classified as operating costs to the extent permitted by the 2%/25% Guidelines (as defined in the section entitled “The Combination And Related Transactions—Transactions With Related Persons—NorthStar I” beginning on page 189 of this joint proxy statement/prospectus).

(2)	Reflects shares issued at a price of $9.87 per share, except for $75,000 of the compensation associated with the NorthStar I restricted common stock issued to Mr. Schwartz, which was issued at a price of $10.02 per share, in connection with his appointment to the NorthStar I board of directors.

(3)	Mr. Schwartz was appointed to the NorthStar I board of directors in March 2016.

In addition, NorthStar I reimbursed all directors for reasonable out-of-pocket expenses incurred in connection with their services on the NorthStar I board of directors in 2016.

NorthStar II

Equity Compensation Plan Information

The following table provides summary information on the securities issuable under the NorthStar II equity compensation plans as of December 31, 2016.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights	Number of Securities Remaining Available for Future Issuance
Equity Compensation Plans Approved by Stockholders(1)	—	—	1,948,314
Equity Compensation Plans Not Approved by Stockholders	N/A	N/A	N/A

Total	—	—	1,948,314

(1)	NorthStar II has adopted two equity compensation plans: the NorthStar Real Estate Income II, Inc. Long-Term Incentive Plan, which we refer to as the NorthStar II Long-Term Incentive Plan, and the NorthStar Real Estate Income II, Inc. Second Amended and Restated Independent Directors Compensation Plan, which we refer to as the NorthStar II Independent Directors Plan, which operates as a sub-plan of the NorthStar II Long-Term Incentive Plan. The maximum number of shares allowed to be issued upon the exercise or grant of an award granted under the NorthStar II Long-Term Incentive Plan (including the NorthStar II Independent Directors Plan), excluding the initial grant to the independent directors, in the aggregate, is 10% of the outstanding shares of NorthStar II common stock on the date of the grant.

Executive Compensation

NorthStar II has no employees. NorthStar II’s day-to-day management functions are performed by the NorthStar II advisor, and related affiliates. CLNS (and its affiliates), as the NorthStar II sponsor, employs all of NorthStar II’s executive officers and such executive officers are utilized by the NorthStar II advisor to provide management, acquisition, advisory and certain administrative services for NorthStar II. NorthStar II does not pay any of these individuals for serving in their respective positions.

Director Compensation

Independent Directors

Pursuant to the NorthStar II Independent Directors Plan, each of the NorthStar II independent directors and non-management directors was paid an annual director’s fee of $80,000 in 2016 and are expected to be paid an annual director’s fee of $90,000 in 2017. Winston Wilson, who serves as the NorthStar II Audit Committee chairperson was paid an additional fee of $15,000 in 2016 and is expected to be paid an additional fee of $15,000 in 2017. In exchange for their services as members of the NorthStar II special committee, provided that such services would be rendered until December 31, 2017, each of the independent directors was paid a lump sum of $60,000, except for the independent director who served as the chairperson of the NorthStar II special committee, Winston Wilson, who was paid a lump sum of $75,000. In addition, each of the NorthStar II independent directors and non-management directors received $50,000 in shares of NorthStar II restricted class A common stock in June 2017, in connection with such director’s re-election to the NorthStar II board of directors. The NorthStar II restricted common stock generally vests quarterly over two years; provided, however, that the NorthStar II restricted common stock will become fully vested on the earlier to occur of: (i) the termination of the independent director’s service as a director due to his or her death or disability; and (ii) a change in control. In addition, NorthStar II reimburses all directors for reasonable out-of-pocket expenses incurred in connection with their services on the NorthStar II board of directors.

In 2017, the NorthStar II board of directors retained FTI, a compensation consulting firm, to complete a competitive analysis of, and to provide a recommendation for, the NorthStar II independent director compensation program. On March 15, 2017, the NorthStar II board of directors approved the NorthStar Real Estate Income II, Inc. Third Amended and Restated Independent Directors Compensation Plan, which we refer to as the 2017 NorthStar II Independent Directors Plan. Based on the recommendations of FTI, the NorthStar II board of directors determined that, effective as of January 1, 2017, each of the NorthStar II independent directors will be paid an annual director’s fee of $90,000, pursuant to the 2017 NorthStar II Independent Directors Plan. The independent director who serves as the NorthStar II Audit Committee chairperson will be paid an additional fee of $15,000 per year.

In addition, based on the recommendations of FTI and pursuant to the 2017 NorthStar II Independent Directors Plan, the NorthStar II board of directors determined that NorthStar II will automatically grant to any person who becomes an independent director $75,000 in shares of NorthStar II restricted class A common stock on the date such independent director is initially appointed or elected to the NorthStar II board of directors. In addition, on the date following an independent director’s re-election to the NorthStar II board of directors, he or she will receive $50,000 in shares of NorthStar II restricted class A common stock. The actual number of shares of NorthStar II restricted class A common stock that NorthStar II grants is determined by dividing the fixed value by (i) prior to a listing of the NorthStar II shares on a national securities exchange and during an offering, the offering price of shares of NorthStar II class A common stock to the public, (ii) following an offering, the most recently disclosed NAV or if an NAV has not been disclosed, the most recent offering price, or (iii) following a listing on a national securities exchange, the closing price of the shares of NorthStar II class A common stock on the date of grant. The shares of NorthStar II restricted common stock will generally vest quarterly over two years; provided, however, that the NorthStar II restricted common stock will become fully vested on the earlier to occur of: (i) the termination of the independent director’s service as a director due to his or her death or disability; and (ii) a change in control. The NorthStar II merger constitutes a change of control and the outstanding shares of NorthStar II restricted common stock will vest in connection with the consummation of the NorthStar II merger. NorthStar II reserves the right to modify the nature of the equity grant to the NorthStar II directors from NorthStar II restricted common stock to other forms of stock-based incentive awards, such as units in NorthStar II OP structured as profit interests, as well as the vesting schedule.

Directors who are officers of NorthStar II, including the chairperson of the NorthStar II board of directors, do not receive compensation as directors.

Director Compensation for 2016

The following table provides information concerning the compensation of the NorthStar II independent directors for 2016:

Name	Fees Earned or Paid in Cash(1)	Stock Awards(2)	Total
Jonathan T. Albro	$80,000	$34,996	$114,996
Justin P. Meagher(3)	—	—	—
Charles W. Schoenherr(4)	80,000	34,996	114,996
Chris S. Westfahl(5)	60,000	84,996	144,996
Winston W. Wilson	95,000	34,996	129,996

Total	$315,000	$189,984	$504,984

(1)	Amounts include annual cash retainers. Fees paid to directors are currently incurred by the NorthStar II advisor on behalf of NorthStar II and are classified as operating costs to the extent permitted by the 2%/25% Guidelines (as defined in the section entitled “The Combination And Related Transactions—Transaction With Related Persons—NorthStar I” beginning on page 189 of this joint proxy statement/prospectus).

(2)	Reflects shares issued at a price of $10.1672 per share.

(3)	Mr. Meagher was appointed to the NorthStar II board of directors in March 2017 and, therefore, did not receive any compensation as an independent director for 2016.

(4)	Mr. Schoenherr no longer serves as a director of NorthStar II.

(5)	Mr. Westfahl was appointed to the NorthStar II board of directors in March 2016.

In addition, NorthStar II reimbursed all directors for reasonable out-of-pocket expenses incurred in connection with their services on the NorthStar II board of directors in 2016.

The Company

Executive Compensation

The Company is externally managed by the Manager and currently has no employees. The Company’s executive officers are employees of the Manager or one or more of its affiliates and, in such capacity, devote a portion of their time to the Company’s affairs as is required pursuant to the management agreement. The Company does not pay its executive officers any cash or other compensation, and the Company has no compensation agreements with its executive officers. Additionally, the Company does not determine compensation amounts payable to its executive officers. Instead, the Manager or its affiliates have discretion to determine the form and level of compensation paid to and earned by the Company’s executive officers. The Manager or its affiliates also determine whether and to what extent the Company’s executive officers will be provided with pension, deferred compensation and other employee benefits plans and programs. The Company, in turn, pays the Manager the management fees described in “Other Related Agreements—Management Agreement.”

Pursuant to the terms of the management agreement, the Company reimburses the Manager or its affiliates for its allocable share of the compensation (including annual base salary, bonus, any related withholding taxes and employee benefits) the Manager pays to its personnel serving as the Company’s Chief Financial Officer and other corporate finance, tax, accounting, internal audit, legal risk management, operations, compliance and other non-investment personnel of the Manager or its affiliates who spend all or a portion of their time managing the Company and its subsidiaries’ affairs, based on the percentage of time spent on the Company’s affairs by such personnel.

Additionally, the management agreement does not require that the Company’s executive officers dedicate a specific amount of time to fulfilling the Manager’s obligations to the Company under the management agreement and does not require a specified amount or percentage of the fees the Company pays to the Manager to be allocated to the Company’s executive officers. Instead, members of the Company’s management team are required to devote such amount of their time to the Company’s management as necessary and appropriate, commensurate with the Company’s level of activity. Furthermore, the Manager does not compensate its employees who serve as the Company’s other executive officers specifically for their services to the Company, because these individuals also provide investment management and other services to other investment vehicles that are sponsored, managed or advised by affiliates of the Manager. Accordingly, the Manager has informed the Company that, other than with respect to the Company’s chief financial officer, it cannot identify the portion of the compensation it awards to the Company’s other executive officers that relates solely to such executives’ services to the Company.

The Company intends to adopt an equity incentive plan as described below under which the Company may award equity-based and cash-based awards to the Company’s and its subsidiaries’ directors, officers, employees, consultants and advisors and the Manager and its affiliates (with the Manager and its affiliates having the right to reallocate such awards to their directors, officers and employees in their discretion) that are providing services to the Company and its subsidiaries. As described below under “—Equity Incentive Plan,” these awards are designed to align the interests of such individuals with those of the Company stockholders and enable the Manager and its affiliates that provide services to the Company and its subsidiaries to attract, motivate and retain talented individuals.

Equity Incentive Plan

Prior to the completion of the Combination, the Company expects that the Company board of directors will adopt, and CLNS, the Company’s sole stockholder prior to the completion of the Combination will approve, the Company’s 2018 Equity Incentive Plan, which we refer to as the equity incentive plan, for the purpose of attracting and retaining non-employee directors, executive officers and other key employees and service providers, including officers and employees of the Manager and its affiliates and any joint venture affiliates of the Company, and to stimulate their efforts toward the Company’s continued success, long-term growth and profitability. The Company expects the equity incentive plan will provide for the grant of options to purchase shares of Company common stock, share awards (including restricted shares and share units), share appreciation rights, performance shares, performance units and other equity-based awards, including long-term incentive units. Each long-term incentive unit issued under the equity incentive plan will count as one share of Company common stock for purposes of calculating the limit on shares that may be issued under the equity incentive plan.

The equity incentive plan will be administered by the Company’s compensation committee, and the compensation committee will determine all terms of awards under the equity incentive plan. The Company’s compensation committee will also determine who will receive awards under the equity incentive plan, the type of award and its terms and conditions and the number of shares of Company common stock subject to the award, if the award is equity based. The Company’s compensation committee will also interpret the provisions of the equity incentive plan. During any period of time in which the Company does not have a compensation committee, the equity incentive plan will be administered by the Company board of directors or another committee appointed by the Company board of directors.

All of the Company’s officers, the Manager and its affiliates and any employees of the Manager and its affiliates will be eligible to receive awards under the equity incentive plan. In addition, the Company’s non-employee directors and consultants and advisors who perform services for the Company and its subsidiaries and affiliates may receive awards under the equity incentive plan, other than incentive stock options. Each member of the Company’s compensation committee that administers the equity incentive plan will be both a “non-employee director” within the meaning of Rule 16b-3 of the Exchange Act, and an “outside director” within the meaning of Section 162(m) of the Code.

Director Compensation

The Company does not currently pay any directors any compensation for serving in such capacity; however, the Company does reimburse all directors for reasonable out-of-pocket expenses incurred in connection with their service on the Company board of directors.

Once appointed in accordance with the combination agreement, it is anticipated that the Company’s independent directors will be entitled to receive annual compensation consisting of:

•	a cash retainer paid quarterly in arrears;
•	an additional cash retainer for those serving on the audit committee;
•	an additional cash retainer for those serving on the compensation committee;
•	an additional cash retainer for those serving on the nominating and corporate governance committee; and
•	an equity award in the form of restricted stock units, which will generally vest in full on the first anniversary of the grant date.

All of the Company’s directors will be reimbursed for reasonable travel and related expenses associated with attendance at the Company board of directors or committee meetings.

Compensation Committee Interlocks

The Company currently does not have a compensation committee of the Company board of directors because the Company does not pay any compensation to the current officers or directors of the Company. There are no interlocks or insider participation as to compensation decisions required to be disclosed pursuant to SEC regulations.

SIGNIFICANT PROPERTIES

NorthStar II Significant Property

As of December 31, 2016, NorthStar II had one property, Canyon Park Business Center, which we refer to as Canyon Park, with rental and other income equal to or greater than 10% of its total revenue. Canyon Park is located in Bothell, Washington and comprises a Class B+ office and flex business center totaling approximately 632,591 rentable square feet. NorthStar II acquired Canyon Park through a joint venture with an unaffiliated third party in August 2015 and owns a 95% interest in the property. Canyon Park has five tenants occupying 10% or more of the rentable square footage of the property and its major tenants primarily include companies in the biomedical and biopharmaceutical healthcare research and development industry. In the opinion of NorthStar II management, the property is adequately covered by insurance.

At September 30, 2017, the property was 95.6% occupied with an average effective annual rental rate per square foot of $14.70. The average occupancy and rental rate per square foot since NorthStar II acquired ownership of Canyon Park is as follows:

	Average Occupancy	Average Rental Rate per Square Foot
2015	75.51%	$7.85
2016	95.12%	19.52
For the nine months ended September 30, 2017	95.60%	14.70

Canyon Park Tenants

The following table summarizes information regarding the primary tenants of Canyon Park as of September 30, 2017:

Tenant	Principal Nature of Business	Lease Expiration	Renewal Options	Leased Square Feet	Percent of Property Square Feet	Annualized Rent(1)	Percent of Property Annualized Rent	Annualized Rent Per Square Foot(2)
Tenant A	Biomedical R&D	08/31/2020	1 - 4 year option	39,600	6.59%	732,281	5.61%	$18.49
Tenant B	Biopharmaceutical R&D	2/28/2029	2 - 5 year options	55,583	9.25%	1,712,969	13.12%	$30.88
Tenant C	Optical equipment and design manufacturing	4/30/2020	2 - 5 year options	32,453	5.40%	339,049	2.60%	$10.45
Tenant D	Biomedical and Biopharmaceutical R&D	6/30/2024	2 - 5 year options	99,650	16.59%	2,044,985	15.67%	$20.52
Tenant E	Biomedical R&D	4/30/2022	1 - 5 year option	28,531	4.75%	524,660	4.02%	$16.34

Total / Weighted Average				255,817	43%	$5,353,944	41%	$20.92

(1)	Annualized rent is the monthly rent at lease expiration multiplied by 12.

(2)	Annualized rent per square foot is annualized rent divided by leased square feet.

Canyon Park Lease Expirations

The following table sets forth the lease expirations for leases in place at Canyon Park as of September 30, 2017 for each of the 10 calendar years beginning with the year ending December 31, 2017 and thereafter. Unless otherwise stated in the footnotes, the information set forth in this table assumes that tenants exercise no renewal options or early termination rights.

	Number of Leases Expiring	Leased Square Feet(1)	Expiring Square Feet as a % of Total	Annualized Rent(2)	Annualized Rent as a % of Total	Annualized Rent Per Square Foot(3)	Annualized Rent at Expiration(4)	Expiring Rent Per Square Foot
2017 (October 1, 2017 to December 31, 2017)	0	0	0%	$0	0%	0	$0	0
2018	15	50,907	8.48%	801,091	6.14%	15.74	338,158	6.64
2019	18	73,539	12.24%	1,205,690	9.24%	16.40	691,832	9.41
2020	18	112,118	18.67%	3,529,642	27.04%	31.48	2,136,520	19.06
2021	11	76,210	12.69%	1,509,692	11.56%	19.81	806,983	10.59
2022	8	63,581	10.59%	1,078,648	8.26%	16.96	539,561	8.49
2023	4	32,166	5.36%	606,955	4.65%	18.87	323,099	10.04
2024	2	99,650	16.59%	2,044,985	15.67%	20.52	1,022,492	10.26
2025	0	0	0.00%	0	0.00%	0.00	0	0
2026	0	0	0.00%	0	0.00%	0.00	0	0
Thereafter	3	92,489	15.40%	2,277,665	17.45%	24.63	562,219	6.08
Signed leases not commenced	0	0	0.00%	0	0.00%	0.00	0	0

Total.	79	600,660	100%	$13,054,368	100%	21.64	6,420,864	10.64

(1)	Leased square feet excludes 31,931 square feet not currently leased. Total rentable square feet is 632,591.

(2)	Annualized rent is the monthly rent at lease expiration multiplied by 12.

(3)	Annualized rent per square foot is annualized rent divided by leased square feet.

(4)	Annualized rent at expiration is the rate at lease expiration multiplied by the amount of months in that last year.

For tax purposes, depreciation is calculated over 20 to 40 years for buildings and garages, seven to 40 years for building and tenant improvements and five to seven years for equipment, furniture and fixtures. The federal tax basis net of accumulated tax depreciation of Canyon Park is estimated as follows at September 30, 2017 (in thousands):

Canyon Park
Land	$44,788,389
Building and garage	0
Building and tenant improvements	67,234,672

The current real estate tax rate for Canyon Park is $9.77 per $1,000.00 of assessed value. Real estate taxes for the year ended December 31, 2016 and the six months ended September 30, 2017 were approximately $1,064,035 and $799,791, respectively.

U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of certain U.S. federal income tax considerations relating to the Mergers, ownership of units in a liquidating trust, the Company’s qualification and taxation as a REIT and the acquisition, holding, and disposition of Company common stock (for purposes of this section only, referred to as “stock”). As used in this section, references to the terms “Company,” “we,” “our,” and “us” mean only Colony NorthStar Credit Real Estate, Inc. and not its subsidiaries or other lower-tier entities, except as otherwise indicated. This summary is based upon the Code, the regulations promulgated by the U.S. Treasury Department (the “Treasury regulations”), rulings and other administrative interpretations and practices of the IRS (including administrative interpretations and practices expressed in private letter rulings which are binding on the IRS only with respect to the particular taxpayers who requested and received those rulings), and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. We have not sought and will not seek an advance ruling from the IRS regarding any matter discussed in this section. The summary is also based upon the assumption that we will operate the Company and its subsidiaries and affiliated entities in accordance with their applicable organizational documents. This summary is for general information only, and does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular investor in light of its investment or tax circumstances, or to investors subject to special tax rules, including:

•	insurance companies;

•	tax-exempt organizations (except to the extent specifically discussed below);

•	financial institutions or broker-dealers;

•	non-U.S. individuals and non-U.S. corporations (except to the extent specifically discussed below);

•	U.S. expatriates;

•	persons who mark-to-market NorthStar I, NorthStar II or our stock, as applicable;

•	subchapter S corporations;

•	U.S. stockholders or U.S. holders, as defined below, whose functional currency is not the U.S. dollar;

•	regulated investment companies;

•	REITs;

•	trusts and estates;

•	holders who receive NorthStar I, NorthStar II or our stock, as applicable, through the exercise of employee stock options or otherwise as compensation;

•	persons holding NorthStar I, NorthStar II or our stock, as applicable, as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment;

•	persons subject to the alternative minimum tax provisions of the Code;

•	persons holding our stock through a partnership or similar pass-through entity or arrangement; and

•	persons holding a 10% or more (by vote or value) beneficial interest in NorthStar I, NorthStar II or our stock, as applicable.

This summary assumes that stockholders hold shares of NorthStar I common stock, NorthStar II common stock and our stock, as applicable, as capital assets for U.S. federal income tax purposes, which generally means property held for investment.

For purposes of this summary, “U.S. holder” means a beneficial owner of NorthStar I common stock, NorthStar II common stock, units in the liquidating trust or our stock, as applicable, that is for U.S. federal income tax purposes: (i) an individual citizen or resident of the United States; (ii) a corporation, or entity treated as a corporation, organized in or under the laws of the United States or any state thereof or the District of Columbia; (iii) a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (B) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes; or (iv) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source. A “non-U.S. holder” means any beneficial owner of NorthStar I common stock, NorthStar II common stock, units in the liquidating trust, or our common stock, other than an entity treated as a partnership for U.S. federal income tax purposes or a U.S. holder.

The U.S. federal income tax consequences to a partner in an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes generally will depend on the status of the partner and the activities of the partnership. Stockholders that are partnerships and partners in such partnerships should consult with their tax advisors.

The statements in this section are based on the current U.S. federal income tax laws, are for general information purposes only and are not tax advice. We cannot assure you that new laws, interpretations of law or court decisions, any of which may take effect retroactively, will not cause any statement in this section to be inaccurate. This discussion does not address any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction, or under any U.S. laws other than those pertaining to U.S. federal income tax, nor does it address tax consequences arising under the federal alternative minimum tax or the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010.

THE U.S. FEDERAL INCOME TAX TREATMENT OF THE MERGERS, OWNERSHIP OF UNITS IN A LIQUIDATING TRUST, US AS A REIT AND YOU AS A HOLDER OF OUR STOCK DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. IN ADDITION, THE TAX CONSEQUENCES TO ANY PARTICULAR INVESTOR WILL DEPEND ON SUCH INVESTOR’S PARTICULAR TAX CIRCUMSTANCES.

YOU SHOULD CONSULT YOUR TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO YOU OF THE MERGERS, OWNERSHIP OF UNITS IN A LIQUIDATING TRUST, OUR INTENDED ELECTION TO BE TAXED AS A REIT AND THE OWNERSHIP AND SALE OF OUR STOCK. SPECIFICALLY, YOU SHOULD CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES OF THE MERGERS, SUCH OWNERSHIP, SALE AND ELECTION, AND REGARDING POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

U.S. Federal Income Tax Consequences of the Mergers and the Special Distributions

This section generally assumes that each of NorthStar I and NorthStar II has qualified and will qualify as a REIT for each of the taxable years covered by the REIT opinions described in “The Combination Agreement—Conditions to Completion of the Combination” and that the Company will qualify as a REIT for its taxable year ending December 31 of the year in which the Mergers close, and subsequent taxable years. For more information on REIT qualification, refer below to the section entitled “—Tax Opinions Regarding REIT Qualification of NorthStar I, NorthStar II and the Company; Tax Liabilities and Attributes Inherited from NorthStar I and NorthStar II.”

Tax Consequences of the Mergers Generally

The parties intend for each of (i) the NorthStar I merger and (ii) the NorthStar II merger, to qualify as a reorganization under Section 368(a)(1) of the Code. It is a condition to the closing of the Combination that: (a) Alston & Bird, or other counsel reasonably acceptable to the parties, deliver to NorthStar I an opinion that the NorthStar I merger will qualify as a reorganization under Section 368(a)(1) of the Code; and (b) Greenberg Traurig, or other counsel reasonably acceptable to the parties, deliver to NorthStar II an opinion that the NorthStar II merger will qualify as a reorganization under Section 368(a)(1) of the Code. These opinions will be based on representation letters provided by NorthStar I, NorthStar II and the Company, as applicable, and on customary assumptions. None of the opinions described above will be binding on the IRS. The parties have not sought and will not seek any ruling from the IRS regarding any matters relating to the Mergers, and, as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below. If the NorthStar I merger or the NorthStar II merger were not to qualify as a reorganization under the Code, the tax consequences could materially and adversely differ from those described in this joint proxy statement/prospectus. On the basis of the opinions expected to be received at the closing of the Mergers, and subject to the remainder of this discussion, the U.S. federal income tax consequences of the NorthStar I merger and the NorthStar II merger will be as follows:

NorthStar I Merger and NorthStar II Merger.    Upon exchanging your shares of NorthStar I or NorthStar II, as applicable, for shares of the Company in the Mergers you generally will not recognize gain or loss, except with respect to cash received in lieu of fractional shares in connection with the Mergers. The aggregate tax basis in the shares you receive, including any fractional shares of the Company deemed received and redeemed as described below, will equal your aggregate adjusted tax basis in the applicable shares that you surrender. As discussed below at “—NorthStar I and NorthStar II Special Distributions,” your aggregate adjusted tax basis in the NorthStar I or NorthStar II shares may be reduced prior to the applicable merger as a result of special distributions by NorthStar I or NorthStar II, as applicable. Your holding period for the shares of the Company that you receive pursuant to the applicable merger, including any fractional shares of the Company deemed received and redeemed as described below, will include your holding period for the applicable shares that you surrender.

Consequences to the Companies.    None of NorthStar I, NorthStar II or the Company will recognize any gain or loss solely as a result of the Mergers.

Cash in Lieu of Fractional Shares

If you receive cash in lieu of a fractional share of Company stock in the Mergers, you will be treated as having received the fractional share of Company stock pursuant to the NorthStar I merger or the NorthStar II merger, as applicable, and then as having received the cash in redemption of that fractional share. As a result, you generally should recognize gain or loss equal to the difference between the amount of cash received and the basis allocable to your fractional share of Company stock as set forth above. Any gain or loss recognized on your receipt of cash in lieu of fractional shares generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the applicable merger, the holding period for the shares (including the holding period of NorthStar I or NorthStar II stock surrendered therefor) exceeds one year. The deductibility of capital losses is subject to limitations.

NorthStar I and NorthStar II Special Distributions

As described above at “The Combination—Dividends,” the combination agreement contemplates that, immediately prior to the closing of the Combination, either NorthStar I or NorthStar II will make a special cash distribution to its stockholders in order to true up the agreed contribution values of NorthStar I and NorthStar II in relation to each other. In addition, if the NorthStar I excluded asset is sold by NorthStar I prior to the closing, NorthStar I will make a special cash distribution to its stockholders to the extent that the cash proceeds from the sale of the NorthStar I excluded asset exceeds $65 million. If the NorthStar I excluded asset is not sold in its entirety prior to closing, NorthStar I will make a special distribution of units in a liquidating trust that holds the NorthStar I retained asset. As discussed further below at “—Ownership of Units in the Liquidating Trust,” the distribution of the units in the liquidating trust to the NorthStar I stockholders should be treated for U.S. federal income tax purposes as if NorthStar I distributed the NorthStar I retained asset directly to the NorthStar I stockholders.

NorthStar I and NorthStar II intend to treat the special cash dividend, and NorthStar I intends to treat the distribution of units in the liquidating trust (in an amount equal the fair market value of the units), as a dividend to you to the extent of your ratable share of the current and accumulated earnings and profits of NorthStar I or NorthStar II, as applicable. To the extent that the cash and the fair market value of the units received exceeds your ratable share of earnings and profits, the excess will be treated first as a non-taxable return of capital to the extent of your tax basis in NorthStar I or NorthStar II stock, as applicable, and any remaining amount will be treated as capital gain.

Your tax basis in your shares of NorthStar I or NorthStar II stock held on the distribution date will be reduced (but not below zero) to the extent that the sum of the cash and, in the case of NorthStar I stock, the fair market value on the distribution date of units in the liquidating trust received in the distribution exceeds your ratable share of current and accumulated earnings and profits (that is, the amount treated as a dividend). NorthStar I and NorthStar II will not be able to advise stockholders of their ratable amount of earnings and profits until after the Mergers.

Although NorthStar I will ascribe a value to the liquidating trust units distributed to the NorthStar I stockholders, this valuation is not binding on the IRS or any other tax authority. If a tax authority ascribes a higher valuation to the units, this may cause a larger reduction in the tax basis of your shares of NorthStar I stock or may cause you to recognize additional dividend or capital gain income.

The proper U.S. federal income tax treatment of the special cash distributions and the distribution of the units in the liquidating trust is not entirely clear under current law, and counsel is not rendering an opinion regarding such treatment. Although NorthStar I, NorthStar II and the Company intend to treat the distributions as separate from the relevant merger, it is possible that the IRS could treat these distributions as part of the merger consideration paid by the Company to the NorthStar I or NorthStar II stockholders who receive the distributions. Under this alternative characterization, a NorthStar I or NorthStar II stockholder receiving such a distribution could be treated as recognizing capital gain in the relevant merger, equal to the lesser of: (i) the sum of the amount of cash and the fair market value of any liquidating trust units received in such distribution; and (ii) the amount, if any, by which the sum of the cash, the fair market value of the liquidating trust units and the fair market value of the Company stock received by the stockholder in the merger exceed such stockholder’s tax basis in the shares of NorthStar I or NorthStar II stock surrendered in exchange therefor. You should consult with your tax advisor regarding the treatment of such distributions.

Special Rules for Non-U.S. Holders

Special rules may apply to non-U.S. holders under the Foreign Investment in Real Property Tax Act of 1980, which we refer to as FIRPTA. Under FIRPTA, subject to the exception described below, a non-U.S. holder may need to comply with certain reporting and other requirements under FIRPTA in order not to be subject to tax as a result of the surrender of NorthStar I and NorthStar II shares in exchange for Company stock pursuant to the

Mergers, and no assurance can be given that a non-U.S. holder will be able to satisfy such requirements if they apply.

The additional requirements under FIRPTA generally will not apply if the entity whose shares are surrendered is a “domestically controlled qualified investment entity” within the meaning of the Code. Although each of NorthStar I and NorthStar II expects to be a “domestically controlled qualified investment entity” at the time the Mergers, no assurance can be given in this regard.

Special rules apply to determine the U.S. federal income tax consequences of non-U.S. holders’ receipt of the special distributions. The U.S. federal income tax consequences should be governed by the rules generally applicable to non-U.S. persons’ receipt of distributions from a REIT, as well as certain considerations that will depend on facts that are specific to the non-U.S. holder. Non-U.S. holders should consult their tax advisors regarding the tax consequences to them of the receipt of the special distributions.

Backup Withholding

If you are a non-corporate holder, you may be subject to information reporting and backup withholding (currently at a rate of 28%) on any cash payments you receive. You generally will not be subject to backup withholding, however, if you:

•	furnish a correct taxpayer identification number and certify that you are not subject to backup withholding on a Form W-9 or successor form included in the letter of transmittal you will receive and otherwise comply with all the applicable requirements of the backup withholding rules; or

•	provide proof that you are otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules generally will be allowed as a refund or credit against your U.S. federal income tax liability, provided that you timely furnish the required information to the IRS.

Tax Opinions Regarding REIT Qualification of NorthStar I, NorthStar II and the Company; Tax Liabilities and Attributes Inherited from NorthStar I and NorthStar II

It is a condition to the closing of the Mergers that opinions of counsel be delivered to the effect that, at all times since their initial taxable year as a REIT through closing, NorthStar I and NorthStar II have been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and that the Company will be organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code for its taxable year ending December 31 of the year in which the Mergers close, and subsequent taxable years. These opinions will be based on customary assumptions and representations from NorthStar I, NorthStar II, the Company and others, and none of these opinions will be binding on the IRS or the courts.

If either of NorthStar I or NorthStar II (or any of their subsidiary REITs) were to fail to qualify as a REIT for any of its taxable years, then, among other consequences, it (or such subsidiary) would be liable for (and the Company would be directly or indirectly obligated to pay) U.S. federal income tax at regular corporate rates on its taxable income in such years. Moreover, even if NorthStar I and NorthStar II and the Company maintain their REIT qualification, they could be liable for other U.S. federal income or excise taxes, or other state, local, or non-U.S. taxes, and the Company will generally succeed to the liability for any such taxes. In addition, if either of NorthStar I or NorthStar II failed to qualify as a REIT prior to the Mergers and the Company were treated as a “successor” to NorthStar I or NorthStar II, as applicable, the Company could be prohibited from making a REIT election for any taxable year prior to the fifth taxable year following the year during which NorthStar I or

NorthStar II, as applicable, was disqualified, or, even if permitted to make a REIT election, the Company would be subject to U.S. federal income tax if, during a period of up to 5 years following the Mergers, the Company disposed of certain assets that were acquired from NorthStar I or NorthStar II in the NorthStar I merger or the NorthStar II merger, as applicable. In this event, the Company would generally be subject to U.S. federal income tax at the highest regular corporate rate on the built-in-gain (i.e., the excess of the asset’s fair market value over its adjusted tax basis), if any, that existed, with respect to such asset at the time of the Mergers. Moreover, the Company would also succeed to and, in order to qualify as a REIT, would be required to distribute any earnings and profits accumulated by NorthStar I or NorthStar II, as applicable, for taxable periods that such entity did not qualify as a REIT.

Finally, under certain rules governing reorganizations involving “investment companies,” a failure of NorthStar I, NorthStar II or CLNS to qualify as a REIT in the taxable year of closing could prevent such entity and its stockholders from qualifying for nonrecognition treatment with respect to the NorthStar I merger or the NorthStar II merger, as applicable.

For a discussion of the Company’s REIT status and the application of the foregoing built-in-gains tax to the historic assets of NorthStar I and NorthStar II, as well as the consequences of owning and disposing of shares of the Company, refer to the section entitled “—Taxation of Colony NorthStar Credit Real Estate, Inc.”

THE FOREGOING DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OF THE POTENTIAL TAX CONSIDERATIONS RELATING TO THE MERGERS AND IS NOT TAX ADVICE. THEREFORE, HOLDERS OF NORTHSTAR I AND NORTHSTAR II COMMON STOCK ARE STRONGLY URGED TO CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGERS, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS IN THEIR PARTICULAR CIRCUMSTANCES.

Ownership of Units in the Liquidating Trust

Under the Code, a trust will be treated as a “liquidating trust” if it is organized for the primary purpose of liquidating and distributing the assets transferred to it, and if its activities are all reasonably necessary to, and consistent with, the accomplishment of that purpose. However, if the liquidation is prolonged or if the liquidation purpose becomes so obscured by business activities that the declared purpose of the liquidation can be said to be lost or abandoned, the trust will no longer be considered a liquidating trust. Although neither the Code nor the Treasury regulations thereunder provide any specific guidance as to the length of time a liquidating trust may exist, the IRS’s guidelines for issuing rulings with respect to liquidating trust status call for a term not to exceed three years, which period may be extended to cover the collection of installment obligations. Such guidelines do not purport to be statements of substantive law. It is not certain that the liquidating trust will comply with the IRS guidelines. In a published ruling, the IRS permitted a liquidating trust holding a note that could not be sold for fair value to hold the note to maturity. Counsel is not opining on the tax treatment of the trust or the holders’ receipt and ownership of the trust units. You should consult your tax advisor as to the tax treatment of the trust and your receipt and ownership of the trust units. The following discussion assumes that the trust will be treated as a liquidating trust for U.S. federal income tax purposes.

Consequences to Holders Generally

The liquidating trust’s principal asset will be the NorthStar I retained asset, which is an interest in a promissory note. The liquidating trust should be treated as a “grantor trust,” and each unit in the trust should represent ownership of an undivided proportionate interest in NorthStar I retained asset and any other assets or liabilities of the trust. Accordingly, NorthStar I’s transfer of the NorthStar I retained asset to the liquidating trust in exchange for units in the liquidating trust, and NorthStar I’s distribution of the units to you, should be treated for U.S. federal income tax purposes as if NorthStar I distributed the NorthStar I retained asset directly to you. Accordingly, as discussed above at “NorthStar I and NorthStar II Special Distributions,” you should be treated as receiving a distribution from NorthStar I equal to your share of the fair market value of the NorthStar I retained asset, and you may be treated as receiving a dividend to the extent of NorthStar I’s earnings and profits allocated to such distribution or, alternatively, you may recognize gain if the fair market value of the NorthStar I retained asset deemed distributed to you, reduced by the portion of the distribution treated as a dividend, exceeds your basis in your NorthStar I shares, even though you will receive trust units and will not receive a current distribution of the NorthStar I retained asset.

Your initial tax basis in a unit of the liquidating trust (and indirectly in your pro rata portion of the NorthStar I retained asset attributable to that unit) will be equal to the fair market value of the unit on the date of the special distribution of the unit to you. NorthStar I will ascribe a value to each unit and will report this value to you, but this value will not be binding on the IRS or any other tax authority.

Because each unit in the liquidating trust should represent ownership of an undivided proportionate interest in all of the assets and liabilities of the liquidating trust, you should be treated for U.S. federal income tax purposes as receiving or paying directly a pro rata portion of all income, gain, loss, deduction and credit of the liquidating trust. The trustee(s) of the liquidating trust will provide to each holder of units in the liquidating trust after each year end a detailed itemized statement that reports on a per unit basis a holder’s allocable share of all the various categories of revenue and expense of the liquidating trust for the year.

If the liquidating trust fails to qualify as a liquidating trust for U.S. federal income tax purposes, the consequences to holders will depend on the reason for the failure to qualify, and, most likely would be treated as a partnership for U.S. federal income tax purposes, rather than as a trust. However, if the liquidating trust were taxable as a corporation, the trust itself will be subject to federal income tax at the applicable corporate income tax rate, which is currently 35%, distributions that may be made by the trust would be reduced by this additional level of tax, and a holder would be subject to tax upon the receipt of distributions from the trust rather than taking into account its share of the trust’s taxable items on an annual basis. As noted above, we intend to take all available steps to cause the liquidating trust to qualify for treatment as a liquidating trust for U.S. federal income tax purposes. However, counsel is not opining on the tax treatment of the trust, and there can be no assurance that the IRS will agree, or that a court would sustain, the Company’s position that the trust should be treated as a liquidating trust (and thus as a grantor trust) for U.S. federal income tax purposes.

Consequences to U.S. Holders

A U.S. holder will have taxable income each year to the extent that the trust accrues interest income that is attributable to such U.S. holder’s portion of the promissory note, regardless of whether there are any distributions by the trust. Accordingly, the U.S. holder may be required to report interest income regardless of whether the borrower pays the interest owing on the NorthStar I retained asset (that is, the promissory note) or whether the trust distributes to the U.S. holder any interest payments that the trust receives. An individual U.S. holder that itemizes deductions generally may deduct the holder’s pro rata share of fees and expenses of the liquidating trust only to the extent that such amount, together with the holder’s other miscellaneous deductions, exceeds 2% of the holder’s adjusted gross income.

The sale, repayment or other disposition of the NorthStar I retained asset generally will be a taxable event, and U.S. holders will recognize gain or loss upon such sale, repayment or other disposition. The gain or loss for each trust unit generally should equal the difference between a U.S. holder’s allocable share of the fair market value of the consideration received for the NorthStar I retained asset over such U.S. holder’s allocable share of the tax basis of the NorthStar I retained asset. The long-term or short-term character of any capital gain or loss recognized in connection with the sale, repayment or other disposition of the NorthStar I retained asset will be determined based upon a holding period commencing on the date of the U.S. holder’s receipt of the liquidating trust units pursuant to the special distribution. A portion of the consideration received upon a sale, repayment or other disposition of the NorthStar I retained asset may be taxable as ordinary income to the extent the consideration received is attributable to accrued but unpaid interest or market discount allocable to the NorthStar I retained asset. A U.S. holder’s portion of the NorthStar I retained asset may have market discount if such U.S. holder’s initial tax basis in the units (and indirectly in the U.S. holder’s portion of the promissory note) is less than such U.S. holder’s allocable portion of the stated redemption price at maturity of the promissory note by more than a de minimis amount. U.S. holders should consult your tax advisor as to whether any portion of the proceeds received upon the sale, repayment or other disposition of the NorthStar I retained asset should be treated as ordinary income.

Consequences to U.S. Tax-Exempt Holders.

Tax-exempt entities, such as qualified pension funds or IRAs, generally are exempt from federal income taxation. Such entities, however, may be subject to taxation on their unrelated business taxable income, or UBTI, that they recognize in a taxable year if that UBTI exceeds $1,000 for the taxable year. Although interest and gains and losses from the sale of securities generally are excluded from UBTI, in the case of leveraged assets, these exclusions are subject to limitations. The trust does not expect to incur debt, although the trust will incur expenses in connection with the administration of the trust. Tax-exempt holders that own units in the liquidating trust should consult their own tax advisors regarding the consequences to them of owning units in the liquidating trust and the availability of any exception to the UBTI rules.

Consequences to Non-U.S. Holders

A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on the non-U.S. holder’s portion of the payments made with respect to the NorthStar I retained asset, provided that:

•	such non-U.S. holder does not actually or constructively own a 10% or greater interest in the borrower’s capital or profits;

•	such non-U.S. holder is not a controlled foreign corporation with respect to which the borrower is a “related person” within the meaning of Section 864(d)(4) of the Code;

•	such non-U.S. holder is not a bank that received such interest on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

•	(i) the non-U.S. holder certifies in a statement provided to the trust or the trust’s paying agent, under penalties of perjury, that it is not a U.S. person within the meaning of the Code and provides its name and address, (ii) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business and holds the trust units on behalf of the non-U.S. holder certifies to us or our paying agent under penalties of perjury that it, or the financial institution between it and the non-U.S. holder, has received from the non-U.S. holder a statement, under penalties of perjury, that such holder is not a U.S. person and provides us or our paying agent with a copy of such statement or (iii) the non-U.S. holder holds its trust units directly through a “qualified intermediary” and certain conditions are satisfied.

If a non-U.S. holder cannot satisfy the requirements described above, payments of interest generally will be subject to U.S. federal withholding tax (currently at a rate of 30%), subject to certain exemptions upon providing a properly executed applicable IRS Form W-8 or other applicable form, regardless of whether the trust makes distributions to the non-U.S. holder.

If a non-U.S. holder is engaged in a trade or business in the United States and such holder’s interest income with respect to the NorthStar I retained asset is effectively connected with the conduct of that trade or business (and, if an income tax treaty applies, the interest is attributable to a U.S. permanent establishment), the non-U.S. holder will instead be required to pay U.S. federal income tax on that interest on a net income basis in the same manner as if the non-U.S. holder were a U.S. holder. In addition, if a non-U.S. holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of its earnings and profits for the taxable year, subject to adjustments, that are effectively connected with its conduct of a trade or business in the United States.

On the sale, repayment or other disposition of the NorthStar I retained asset a non-U.S. holder generally will not be subject to U.S. federal withholding tax on any gain. Such gain will also generally not be subject to U.S. federal income tax unless, in the case of gain realized by an individual non-U.S. holder, the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are satisfied; or the gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States. If a non-U.S. holder is eligible for the benefits of a tax treaty between the United States and its country of residence, gain recognized on the disposition will be subject to U.S. federal income tax in the manner specified by the treaty. To the extent that that amount received upon a repayment, sale or other disposition of the NorthStar I retained asset is attributable to accrued interest, such amount may be subject to U.S. withholding tax unless the non-U.S. holder satisfies the four requirements set forth in the first paragraph above.

THE FOREGOING DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OF THE POTENTIAL TAX CONSIDERATIONS RELATING TO OWNERSHIP OF UNITS IN THE LIQUIDATING TRUST AND IS NOT TAX ADVICE. YOU ARE STRONGLY URGED TO CONSULT YOUR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO YOU OF OWNERSHIP OF UNITS IN THE LIQUIDATING TRUST, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS TO YOUR PARTICULAR CIRCUMSTANCES.

Taxation of the Company

The Company intends to elect to be taxed as a REIT under the U.S. federal income tax laws commencing with its taxable year ending December 31 of the year in which the Mergers close and intends to operate in a manner so as to qualify as a REIT. This section discusses the laws governing the U.S. federal income tax treatment of a REIT and its stockholders. These laws are highly technical and complex.

The law firm of Hogan Lovells US LLP has acted as our tax counsel in connection with this prospectus. Hogan Lovells US LLP will deliver an opinion to the effect that the Company is organized in conformity with the requirements for qualification and taxation as a REIT under the U.S. federal income tax laws and its proposed method of operation will enable it to qualify as a REIT for its taxable year ending December 31 of the year in which the Mergers close and in its future taxable years. It must be emphasized that the opinion of Hogan Lovells US LLP will be based on various assumptions relating to our organization and operation, and will be conditioned upon factual representations and covenants made by our management regarding our organization, the nature and value of our assets (which, based on the types of assets we own, can fluctuate rapidly, significantly and unpredictably), the types of income we earn in each taxable year (which, based on the types of assets we own, can fluctuate rapidly, significantly and unpredictably), the past, the present and future conduct of our business operations, and other items that could affect our ability to meet the various requirements for qualification as a REIT, and assumes that such representations and covenants are accurate and complete and that we will take no action inconsistent with our qualification as a REIT. While we intend to operate so that we will qualify as a REIT, and will be making specific factual representations about our future performance to Hogan Lovells US LLP, given the highly complex nature of the rules governing REITs, the ongoing importance and subjectivity of factual determinations, and the possibility of future changes in our circumstances, no assurance has been given or can be given by Hogan Lovells US LLP or by us that we will qualify as a REIT for any particular year. The opinion will be expressed only as of the date issued. Hogan Lovells US LLP will have no obligation to advise us or our holders of securities of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in the applicable law. You should be aware that opinions of counsel are not binding on the IRS, and no assurance can be given that the IRS will not challenge the conclusions set forth in such opinions. Hogan Lovells US LLP’s opinion will not foreclose the possibility that we may have to utilize one or more of the REIT savings provisions discussed below, which could require us to pay an excise or penalty tax (which could be significant in amount) in order to maintain our REIT qualification.

Qualification and taxation as a REIT depends on our ability to meet on a continuing basis, through actual operating results, distribution levels, and diversity of ownership by holders of our securities and asset ownership, and various other qualification requirements imposed upon REITs by the Code, the compliance with which will not be reviewed by Hogan Lovells US LLP. In addition, our ability to qualify as a REIT may depend in part upon the operating results, organizational structure and entity classification for U.S. federal income tax purposes of certain entities or arrangements in which we invest, which entities or arrangements will not have been reviewed by Hogan Lovells US LLP. Our ability to qualify as a REIT also requires that we satisfy certain asset tests, some of which depend upon the fair market values of assets that we own directly or indirectly. Such values may not be susceptible to a precise determination, whether for past, current or future periods, and based upon the types of assets that we own and intend to own, such values can vary rapidly, significantly and unpredictably. Accordingly, no assurance can be given that the actual results of our operations for any taxable year will satisfy such requirements for qualification and taxation as a REIT. Similarly, the income we earn from our assets may not be earned when or in the proportions anticipated. For example, we may encounter situations in which a relatively small investment generates a higher than expected return in a particular year (or vice versa). A discussion of the tax consequences of the failure to qualify as a REIT and certain alternatives is included below in the section entitled “—Failure to Qualify.”

As indicated above, our qualification and taxation as a REIT depends upon our ability to meet, on a continuing basis, various qualification requirements imposed upon REITs by the Code. The material qualification requirements are summarized below under “—Requirements for Qualification.” While we intend to operate so that we qualify as a REIT, no assurance can be given that the IRS will not challenge our qualification, or that we have been or will be able to operate in accordance with the REIT requirements in the future. See “—Failure to Qualify.”

Provided that we qualify as a REIT, we will be entitled at the REIT level to a deduction from our taxable income for dividends that we pay and, therefore, will not be subject to U.S. federal corporate income tax at the REIT level on our taxable income that is currently distributed to holders of our securities. This treatment substantially eliminates the “double taxation” at the REIT and stockholder levels that generally results from investment in a C corporation. In general, income generated by a REIT is taxed only at the stockholder level upon a distribution of dividends by the REIT to its stockholders. By contrast, our TRSs will pay U.S. federal and state corporate income tax on their net taxable income. We currently do not anticipate that we will have a problem satisfying the 25% (or 20% with respect to taxable years beginning after December 31, 2017) limitation with respect to our investments in TRSs.

Most holders who are individual U.S. holders are taxed on corporate dividends from C corporations at a maximum rate of 20% (the same as long-term capital gains). With limited exceptions, however, dividends received by individual U.S. holders from us or from other entities that are taxed as REITs will generally be taxed at rates applicable to ordinary income, which currently are as high as 39.6%. See “—Taxation of Taxable U.S. Stockholders of Colony NorthStar Credit Real Estate, Inc.—Taxation of U.S. Stockholders on Distributions on Our Stock.”

Any net operating losses, foreign tax credits and other tax attributes of a REIT generally do not pass through to stockholders, subject to special rules for certain items such as the capital gains that we recognize. See “—Taxation of Taxable U.S. Stockholders of Colony NorthStar Credit Real Estate, Inc.”

As discussed above, so long as the Company qualifies as a REIT, it generally will not be subject to U.S. federal income tax on the taxable income that it currently distributes to its stockholders. However, the Company will be subject to federal tax in the following circumstances:

•	the Company will pay U.S. federal income tax on any taxable income, including net capital gain, that it does not distribute to stockholders during, or within a specified time period after, the calendar year in which the income is earned;

•	the Company may be subject to the “alternative minimum tax” on any items of tax preference that it does not distribute or allocate to stockholders;

•	the Company will pay income tax at the highest corporate rate on:

•	net income from the sale or other disposition of property acquired through foreclosure, or foreclosure property, that it holds primarily for sale to customers in the ordinary course of business; and

•	other non-qualifying income from foreclosure property;

•	the Company will pay a 100% tax on net income earned from sales or other dispositions of property, other than foreclosure property, by an entity other than a TRS, if such property is held primarily for sale to customers in the ordinary course of business;

•	if the Company fails to satisfy one or both of the 75% gross income test or the 95% gross income test, as described below in the section entitled “—Requirements for Qualification—Gross Income Tests,” and nonetheless continues to qualify as a REIT because it meets other requirements, it will pay a 100% tax on: the greater of the amount by which it fails the 75% gross income test or the 95% gross income test, multiplied, in either case, by a fraction intended to reflect its profitability;

•	if the Company fails any of the asset tests (other than a de minimis failure of the 5% asset test or the 10% vote or value test, as described below in the section entitled “—Requirements for Qualification—Asset Tests”), as long as the failure was due to reasonable cause and not to willful neglect, the Company files a description of each asset that caused such failure with the IRS, and the Company disposes of the assets or otherwise complies with the asset tests within six months after the last day of the quarter in which it identifies such failure, it will pay a tax equal to the greater of $50,000 or the highest U.S. federal income tax rate then applicable to U.S. corporations (currently 35%) on the net income from the non-qualifying assets during the period in which it failed to satisfy the asset tests in order to remain qualified as a REIT;

•	if the Company fails to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, and such failure is due to reasonable cause and not to willful neglect, it will be required to pay a penalty of $50,000 for each such failure in order to remain qualified as a REIT;

•	if the Company fails to distribute during a calendar year at least the sum of: (i) 85% of its REIT ordinary income for the year; (ii) 95% of its REIT capital gain net income for the year; and (iii) any undistributed taxable income required to be distributed from earlier periods, the Company will pay a 4% nondeductible excise tax on the excess of the required distribution over the amount it actually distributed, plus any retained amounts on which income tax has been paid at the corporate level;

•

the Company may elect to retain and pay income tax on its net long-term capital gain. In that case, to the extent that the Company made a timely designation of such gain, a U.S. stockholder would be taxed on its proportionate share of the Company’s undistributed long-term capital gain and would receive a credit or refund for its proportionate share of the tax the Company paid;

•	the Company will be subject to a 100% excise tax on transactions with a TRS that are not conducted on an arm’s-length basis;

•	if the Company acquires any asset from a C corporation, or a corporation that generally is subject to full corporate-level tax, in a merger or other transaction in which the Company acquires a basis in the asset that is determined by reference either to the C corporation’s basis in the asset or to another asset, the Company will pay tax at the highest regular corporate rate applicable if it recognizes gain on the sale or disposition of the asset during the 5-year period after it acquires the asset, provided no election is made by the C corporation for the transaction to be taxable on a current basis. The Company would be subject to tax on the gain from such a disposition to the extent of the fair market value of the assets on the date they were acquired by the Company over the basis of the assets on such date;

•	the Company may be required to pay monetary penalties to the IRS in certain circumstances, including if it fails to meet recordkeeping requirements intended to monitor its compliance with rules relating to the composition of a REIT’s stockholders, as described below in the section entitled “—Requirements for Qualification—Recordkeeping Requirements;

•	the earnings of the Company’s lower-tier entities that are C corporations, excluding any qualified REIT subsidiaries, which we refer to as QRSs, but including domestic TRSs, are subject to federal corporate income tax;

•	if the Company owns a residual interest in a real estate mortgage investment conduit, which we refer to as a REMIC, it will be taxable at the highest corporate rate on the portion of any excess inclusion income that it derives from the REMIC residual interests equal to the percentage of our stock that is held in record name by “disqualified organizations.” Although the law is unclear, IRS guidance indicates that similar rules may apply to a REIT that owns an equity interest in a taxable mortgage pool. To the extent that the Company owns a REMIC residual interest or a taxable mortgage pool through a TRS, it will not be subject to this tax. For a discussion of “excess inclusion income,” refer below to the section entitled “—Requirements for Qualification—Taxable Mortgage Pools.” A “disqualified organization” includes:

•	the United States;

•	any state or political subdivision of the United States;

•	any foreign government;

•	any international organization;

•	any agency or instrumentality of any of the foregoing;

•	any other tax-exempt organization, other than a farmer’s cooperative described in Section 521 of the Code, that is exempt both from income taxation and from taxation under the unrelated business taxable income provisions of the Code; and

•	any rural electrical or telephone cooperative.

In addition, the Company and its subsidiaries may be subject to a variety of taxes, including payroll taxes and state, local and non-U.S. income, property and other taxes on its assets and operations. The Company could also be subject to tax in situations and on transactions not presently contemplated. Moreover, as described further below, the Company’s TRSs will be subject to federal, state and local corporate income tax on their taxable income.

Requirements for Qualification

A REIT is a corporation, trust or association that meets each of the following requirements:

1. It is managed by one or more trustees or directors.

2. Its beneficial ownership is evidenced by transferable shares or by transferable certificates of beneficial interest.

3. It would be taxable as a domestic corporation but for the REIT provisions of the U.S. federal income tax laws.

4. It is neither a financial institution nor an insurance company subject to special provisions of the U.S. federal income tax laws.

5. At least 100 persons are beneficial owners of its shares or ownership certificates.

6. Not more than 50% in value of its outstanding shares or ownership certificates is owned, directly or indirectly, by five or fewer individuals, which the Code defines to include certain entities, during the last half of any taxable year.

7. It elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status.

8. It meets certain other qualification tests, described below, regarding the nature of its income and assets and the amount of its distributions to stockholders.

9. It uses a calendar year for U.S. federal income tax purposes.

The Company must meet requirements 1 through 4, 8 and 9 during its entire taxable year and must meet requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Requirements 5 and 6 only will begin applying to the Company with its taxable year following the year in which the Mergers close. If the Company complies with all the requirements for ascertaining the ownership of its outstanding shares in a taxable year and has no reason to know that it violated requirement 6, it will be deemed to have satisfied requirement 6 for that taxable year. For purposes of determining share ownership under requirement 6, an “individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes. An “individual,” however, generally does not include a trust that is a qualified employee pension or profit-sharing trust under the U.S. federal income tax laws, and beneficiaries of such a trust will be treated as holding our stock in proportion to their actuarial interests in the trust for purposes of requirement 6. The Company expects to issue sufficient stock with sufficient diversity of ownership to satisfy requirements 5 and 6. In addition, the Company charter restricts the ownership and transfer of our stock so that it should continue to satisfy these requirements. To monitor compliance with the stock ownership requirements, the Company is generally required to maintain records regarding the actual ownership of the Company’s stock. To do so, the Company must demand written statements each year from the record holders of significant percentages of its stock pursuant to which the record holders must disclose the actual owners of the stock (i.e., the persons required to include in gross income the dividends paid by us). The Company must maintain a list of those persons failing or refusing to comply with this demand as part of its records. The Company could be subject to monetary penalties if it fails to comply with these record-keeping requirements. A stockholder that fails or refuses to comply with the demand is required by Treasury regulations to submit a statement with its tax return disclosing the actual ownership of the Company’s stock and other information. For purposes of requirement 9, the Company has adopted December 31 as its year end, and thereby satisfies this requirement.

Relief from Violations; Reasonable Cause

The Code provides relief from violations of the REIT gross income requirements, as described below under “—Requirements for Qualification—Gross Income Tests,” in cases where a violation is due to reasonable cause and not to willful neglect, and other requirements are met, including the payment of a penalty tax that is based upon the magnitude of the violation. In addition, certain Code provisions extend similar relief in the case of certain violations of the REIT asset requirements (see “—Requirements for Qualification—Asset Tests” below) and other REIT requirements, again provided that the violation is due to reasonable cause and not willful neglect, and other conditions are met, including the payment of a penalty tax. If we did not have reasonable cause for a failure, we would fail to qualify as a REIT. Whether we would have reasonable cause for any such failure cannot be known with certainty because the determination of whether reasonable cause exists depends on the facts and circumstances at the time and we cannot provide any assurance that we in fact would have reasonable cause for a particular failure or that the IRS would not successfully challenge our view that a failure was due to reasonable cause. Moreover, we may be unable to actually rectify a failure and restore asset test compliance within the required timeframe due to the inability to transfer or otherwise dispose of assets, including as a result of restrictions on transfer imposed by our lenders or undertakings with our co-investors and/or the inability to acquire additional qualifying assets due to transaction risks, access to additional capital or other considerations. If we fail to satisfy any of the various REIT requirements, there can be no assurance that these relief provisions would be available to enable us to maintain our qualification as a REIT, and, if such relief provisions are available, the amount of any resultant penalty tax could be substantial.

Effect of Subsidiary Entities

Qualified REIT Subsidiaries.    A corporation that is a QRS is not treated as a corporation separate from its parent REIT. All assets, liabilities and items of income, deduction and credit of a QRS are treated as assets, liabilities and items of income, deduction and credit of the REIT. A QRS is a corporation, other than a TRS, all the stock of which is owned by the REIT. Thus, in applying the requirements described herein, any stock of a QRS that the Company owns will be ignored, and all assets, liabilities and items of income, deduction and credit of such subsidiary will be treated as the Company’s assets, liabilities and items of income, deduction and credit.

Other Disregarded Entities and Partnerships.    An unincorporated domestic entity, such as a partnership or limited liability company, that has not elected to be taxed as a corporation for U.S. federal income tax purposes generally is not treated as an entity separate from its owner for U.S. federal income tax purposes if it has a single owner, and is generally treated as a partnership for U.S. federal income tax purposes if it has two or more owners. In the case of a REIT that is a partner in a partnership that has other partners, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Thus, the Company’s proportionate share of the assets, liabilities and items of income of its “operating partnership,” Credit RE Operating Company, LLC, and any other partnership, joint venture or limited liability company that is treated as a partnership for U.S. federal income tax purposes in which it has acquired or will acquire an interest, directly or indirectly, (a “subsidiary partnership”), will be treated as its assets and gross income for purposes of applying the various REIT qualification requirements. For purposes of the 10% value test (described in the section entitled “—Asset Tests”), the Company’s proportionate share is based on its proportionate interest in the equity interests and certain debt securities issued by the subsidiary partnership. For all of the other asset and income tests, the Company’s proportionate share is based on its proportionate interest in the capital of the subsidiary partnership.

The Company, through its operating partnership, holds and expects to acquire other partnership or membership interests in partnerships and limited liability companies that are joint ventures or investment funds, including companies where the Company does not have the ability to control their affairs. If a subsidiary partnership in which the Company owns a direct or indirect interest takes or expects to take actions that could jeopardize its qualification as a REIT or require it to pay tax, the Company may be forced to dispose of its interest in such entity. In addition, it is possible that a subsidiary partnership could take an action which could cause the Company to fail a REIT gross income or asset test, and that the Company would not become aware of such action in time to dispose of its interest in the subsidiary partnership or take other corrective action on a timely basis. In that case, the Company could fail to qualify as a REIT unless it was able to qualify for a statutory REIT “savings” provision, which may require it to pay a significant penalty tax to maintain its REIT qualification.

Taxable REIT Subsidiaries.    A TRS is a fully taxable corporation that may earn income that would not be qualifying income if earned directly by its parent REIT or through a disregarded or partnership subsidiary. The subsidiary corporation and the REIT must jointly elect to treat the subsidiary as a TRS. Any corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS.

A REIT is not treated as holding the assets of a TRS or as receiving any income that the TRS earns. Rather, the stock issued by the TRS is an asset in the hands of the parent REIT and the REIT recognizes as income the dividends, if any, that it receives from the TRS. This treatment can affect the income and asset test calculations that apply to the REIT. Because a parent REIT does not include the assets and income of such TRSs in determining the parent REIT’s compliance with the REIT requirements, TRSs may be used by the parent REIT to undertake indirectly activities that the REIT rules might otherwise preclude it from doing directly or through disregarded or partnership subsidiaries (for example, activities that give rise to certain categories of income such as management fees). Other than activities relating to the operation or management of lodging and health care facilities, a TRS may generally engage in any business, including the provision of customary or non-customary services to tenants without causing the parent REIT to receive impermissible tenant service income under the REIT gross income tests.

Domestic TRSs are subject to U.S. federal income tax, and state and local income tax, where applicable, on their taxable income. To the extent that a domestic TRS is required to pay taxes, it will have less cash available for distribution to the Company. If dividends are paid to the Company by its domestic TRSs, then the dividends it pays to our stockholders who are taxed at individual rates, up to the amount of dividends it receives from its domestic TRSs, will generally be eligible to be taxed at the reduced 20% rate applicable to qualified dividend income.

The TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a TRS and its parent REIT or the REIT’s tenants that are not conducted on an arm’s-length basis.

We will be subject to the limitation that securities in TRSs may not represent more than 25% (20% with respect to taxable years beginning after December 31, 2017) of the value of the Company’s total assets. We currently do not anticipate that we will have a problem satisfying the 25% (or 20%) limitation with respect to our investments in TRSs.

In general, we intend that any loans that are originated or acquired with an intention of selling such loans in a manner that might expose us to a 100% tax on “prohibited transactions” if originated or acquired by us directly, will instead be originated or sold by a TRS. Refer to the section entitled “—Gross Income Tests—Prohibited Transactions.” It is possible that a TRS through which sales of securities are made may be treated as a “dealer” for U.S. federal income tax purposes. As a dealer, a TRS would generally mark all the securities it holds on the last day of each taxable year to their market value, and will recognize ordinary income or loss on such securities with respect to such taxable year as if they had been sold for that value on that day. In addition, a TRS may elect to be subject to the mark-to-market regime described above in the event that the TRS is properly classified as a “trader” as opposed to a “dealer” for U.S. federal income tax purposes.

Subsidiary REITs.    We will own interests (directly or indirectly) in one or more entities that qualify as REITs. We expect that each such REIT will operate in a manner to permit us to qualify for taxation as a REIT for U.S. federal income tax purposes and that stock in any such REIT will thus be a qualifying asset for purposes of the 75% asset test. However, if any such REIT fails to qualify as a REIT then (i) the entity would become subject to regular corporate income tax, as described herein (refer below to the section entitled “—Failure to Qualify”) and (ii) the Company’s equity interest in such entity would cease to be a qualifying real estate asset for purposes of the 75% asset test and, if our protective TRS elections were ineffective, would become subject to the 5% asset test and the 10% vote or value test generally applicable to the Company’s ownership in corporations other than REITs, QRSs or TRSs (refer below to the section entitled “—Asset Tests”). If such an entity failed to qualify as a REIT, it is possible that we would not meet the 75% asset test, the 5% asset test, and/or the 10% vote or value test with respect to its interest in such entity, in which event we would fail to qualify as a REIT, unless we qualify for certain relief provisions.

Taxable Mortgage Pools.    An entity, or a portion of an entity, may be classified as a taxable mortgage pool, which we refer to as a TMP, under the Code if:

•	substantially all of its assets consist of debt obligations or interests in debt obligations;

•	more than 50% of those debt obligations are real estate mortgages or interests in real estate mortgages as of specified testing dates;

•	the entity has issued debt obligations that have two or more maturities; and

•	the payments required to be made by the entity on its debt obligations “bear a relationship” to the payments to be received by the entity on the debt obligations that it holds as assets.

Under the Treasury regulations, if less than 80% of the assets of an entity (or a portion of an entity) consists of debt obligations, these debt obligations are considered not to comprise “substantially all” of its assets and therefore the entity would not be treated as a TMP. Financing arrangements entered into, directly or indirectly, by the Company may be classified as TMPs, with the consequences described in the next paragraph.

A TMP generally is treated as a corporation for U.S. federal income tax purposes. However, special rules apply to a REIT, a portion of a REIT, or a QRS that is a TMP. If a REIT owns directly, or indirectly through one or more QRSs or other entities that are disregarded as separate entities for U.S. federal income tax purposes, 100% of the equity interests in the TMP, the TMP will be a QRS and, therefore, ignored as an entity separate from the REIT for U.S. federal income tax purposes and would not generally affect the tax qualification of the REIT.

If the Company has an investment in an arrangement that is classified as a TMP, that TMP arrangement will be subject to tax as a separate corporation unless the Company owns 100% of the equity in such TMP arrangement so that it is treated as a QRS, as discussed above. Whether an arrangement is or is not a TMP may not be susceptible to precise determination. If an investment in which the Company owns an interest is characterized as a TMP and thus as a separate corporation, the Company will satisfy the 100% ownership requirement only so long as it owns all classes of securities that for tax purposes are characterized as equity, which is often an uncertain factual issue and in any event is unlikely in the Company’s case given that it expects to generally hold its assets through the Company OP. Accordingly, if an investment in which the Company owns an interest is characterized as a TMP that does not qualify as a QRS, the Company may be unable to comply with the REIT asset tests that restrict its ability to own most corporations. In addition, a portion of the REIT’s income from a TMP arrangement that is not taxed as a separate corporation, which might be non-cash accrued income, could be treated as “excess inclusion income.” The manner in which excess inclusion income is calculated is not clear under current law. However, as required by IRS guidance, the Company intends to make such determinations based on what it believes to be a reasonable method. Under the IRS guidance, a REIT’s excess inclusion income, including any excess inclusion income from a residual interest in a REMIC, must be allocated among its stockholders in proportion to dividends paid. A REIT is required to notify stockholders of the amount of “excess inclusion income” allocated to them. A stockholder’s share of excess inclusion income:

•	cannot be offset by any net operating losses otherwise available to the stockholder;

•	in the case of a stockholder that is a REIT, a regulated investment company or a common trust fund or other pass-through entity, is considered excess inclusion income of such entity;

•	is subject to tax as unrelated business taxable income in the hands of most types of stockholders that are otherwise generally exempt from U.S. federal income tax;

•	results in the application of U.S. federal income tax withholding at the maximum rate (30%), without reduction for any otherwise applicable income tax treaty or other exemption, to the extent allocable to most types of non-U.S. stockholders; and

•	is taxable (at the highest corporate tax rate, currently 35%) to the REIT, rather than its stockholders, to the extent allocable to the REIT’s stock held in record name by stockholders that are disqualified organizations (generally, tax-exempt entities not subject to unrelated business income tax, including governmental organizations), in which case such disqualified organization could be obligated to reimburse us for that tax.

Tax-exempt investors, regulated investment company or REIT investors, non-U.S. investors and taxpayers with net operating losses should carefully consider the tax consequences described above, and are urged to consult their tax advisors.

Gross Income Tests

The Company must satisfy two gross income tests annually to qualify as a REIT. First, at least 75% of the Company’s gross income for each taxable year must consist of defined types of income that it derives, directly or indirectly, from investments relating to real property or mortgages on real property or qualified temporary investment income. Qualifying income for purposes of the 75% gross income test generally includes:

•	rents from real property;

•	interest on debt secured by mortgages on real property or on interests in real property (including certain types of mortgage-backed securities);

•	dividends or other distributions on, and gain from the sale of, shares in other REITs;

•	gain from the sale of real estate assets;

•	income and gain derived from foreclosure property;

•	income derived from a REMIC in proportion to the real estate assets held by the REMIC, unless at least 95% of the REMIC’s assets are real estate assets, in which case all of the income derived from the REMIC; and

•	income derived from the temporary investment of new capital that is attributable to the issuance of our stock or a public offering of our debt with a maturity date of at least five years that is received during the one-year period beginning on the date on which we received such new capital.

Although a debt instrument issued by a “publicly offered REIT” (i.e., a REIT that is required to file annual and periodic reports with the SEC under the Exchange Act) is treated as a “real estate asset” for purposes of the asset tests, the interest income and gain from the sale of such debt instruments is not treated as qualifying income for the 75% gross income test unless the debt instrument is secured by real property or an interest in real property.

Second, in general, at least 95% of the Company’s gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, other types of interest and dividends, gain from the sale or disposition of stock or securities or any combination of these. For purposes of the 95% gross income test, gain from the sale of securities includes gain from the sale of a debt instrument issued by a “publicly offered REIT” even if not secured by real property or an interest in real property. Gross income from the sale of property that the Company holds primarily for sale to customers in the ordinary course of business and cancellation of indebtedness, which we refer to as COD, income is excluded from both the numerator and the denominator in both income tests. Income and gain from “qualified hedging transactions,” as defined below in “—Hedging Transactions,” that are clearly and timely identified as such are excluded from both the numerator and the denominator for purposes of the 75% and 95% gross income tests. In addition, certain foreign currency gains are excluded from gross income for purposes of one or both of the gross income tests. Refer below to the section entitled “—Foreign Currency Gain.” The following paragraphs discuss the specific application of the gross income tests to the Company.

Rents from Real Property

Rent that the Company receives from its real property will qualify as “rents from real property” which is qualifying income for purposes of the 75% and 95% gross income tests, only if the following conditions are met:

•	First, the rent must not be based, in whole or in part, on the income or profits of any person. However, an amount received or accrued generally will not be excluded from rents from real property solely by reason of being based on fixed percentages of receipts or sales.

•	Second, rents the Company receives from a “related party tenant” will not qualify as rents from real property in satisfying the gross income tests unless the tenant is a TRS, and either: (i) at least 90% of the property is leased to unrelated tenants and the rent paid by the TRS is substantially comparable to the rent paid by the unrelated tenants for comparable space; or (ii) the TRS leases a qualified lodging facility or qualified health care property and engages an eligible independent contractor to operate such facility or property on its behalf. A tenant is generally a related party tenant if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of the tenant.

•	Third, if rent attributable to personal property leased in connection with a lease of real property is 15% or less of the total rent received under the lease, then the rent attributable to personal property will qualify as rents from real property. However, if the 15% threshold is exceeded, the rent attributable to personal property will not qualify as rents from real property.

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Fourth, the Company generally must not operate or manage its real property or furnish or render services to its tenants, other than through an “independent contractor” who is adequately compensated and from whom the Company does not derive revenue. However, the Company may provide services directly to tenants if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, the Company may directly provide a minimal amount of “noncustomary” services to the tenants of a property as long as its income from the services (valued at not less than 150% of the Company’s direct cost of performing such services) does not exceed 1% of its income from the related property in which case only the amounts for noncustomary services are not treated as rents from real property. If, however, the gross income from such noncustomary services exceeds this 1% threshold, none of the gross income derived from the relevant property will qualify as rents from real property. Furthermore, the Company may own a TRS that provides customary and noncustomary services to its tenants without tainting the rental income for the related properties. Refer to the section entitled “—Taxable REIT Subsidiaries.”

Unless the Company determines that the resulting non-qualifying income under any of the following circumstances, taken together with all other non-qualifying income earned by it in the taxable year, will not jeopardize its qualification as a REIT, the Company does not intend to:

•	derive rental income attributable to personal property other than personal property leased in connection with the lease of real property, the amount of which is less than 15% of the total rent received under the lease;

•	rent any property to a related party tenant, including, except with respect to qualified health care properties and qualified lodging facilities, a TRS;

•	charge rent for any property that is based in whole or in part on the income or profits of any person, except by reason of being based on a fixed percentage or percentages of receipts or sales, as described above; or

•	directly or indirectly perform services considered to be noncustomary or provided for the tenant’s convenience other than through a TRS or independent contractor.

Interest

The term “interest,” as defined for purposes of both gross income tests, generally excludes any amount that is based, in whole or in part, on the income or profits of any person. However, interest generally includes the following:

•	an amount that is based on a fixed percentage or percentages of receipts or sales; and

•	an amount that is based on the income or profits of a debtor, as long as the debtor derives substantially all of its income from the real property securing the debt from leasing substantially all of its interest in the property and only to the extent that the amounts received by the debtor would be qualifying “rents from real property” if received directly by a REIT.

If a loan contains a provision that entitles a REIT to a percentage of the borrower’s gain upon the sale of the real property securing the loan or a percentage of the appreciation in the property’s value as of a specific date, income attributable to that loan provision will be treated as gain from the sale of the property securing the loan, which generally is qualifying income for purposes of both gross income tests, provided that the property is not inventory or dealer property in the hands of the borrower or the REIT.

Interest on debt secured by mortgages on real property or on interests in real property (including, in the case of a loan secured by real property and personal property, such personal property to the extent that it does not exceed 15% of the total fair market value of all such property securing the loan), including, for this purpose, prepayment penalties, loan assumption fees and late payment charges that are not compensation for services, generally is qualifying income for purposes of the 75% gross income test. In general, if a loan is secured by real property and other property, the value of personal property securing the loan exceeds 15% of the total value of all property securing the loan, and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan determined as of: (i) the date the Company agreed to acquire or originate the loan; or (ii) as discussed further below, in the event of a “significant modification,” the date the Company modified the loan, then a portion of the interest income from such loan will not be qualifying income for purposes of the 75% gross income test, but will be qualifying income for purposes of the 95% gross income test. The portion of the interest income that will not be qualifying income for purposes of the 75% gross income test will be equal to the portion of the principal amount of the loan that is not secured by real property—that is, the amount by which the loan exceeds the value of the real property that is security for the loan. As discussed further below, IRS guidance provides that the Company does not need to redetermine fair market value of the real property securing the loan in connection with a loan modification that is occasioned by a borrower default or made at a time when the Company reasonably believes that the modification to the loan will substantially reduce a significant risk of default on the loan.

The Company invests in loans secured by real property that is under construction or being significantly improved, in which case the value of the real estate that is security for the loan will be the fair market value of the land plus the reasonably estimated cost of the improvements or developments (including, in the case of a loan secured by real property and personal property, such personal property to the extent that it does not exceed 15% of the total fair market value of all such property securing the loan) which will secure the loans and which are to be constructed from proceeds of the loan.

The Company holds certain mezzanine loans and may originate or acquire other mezzanine loans. Mezzanine loans are loans secured by equity interests in an entity that directly or indirectly owns real property, rather than by a direct mortgage of the real property. In Revenue Procedure 2003-65, the IRS established a safe harbor under which loans secured by a first priority security interest in ownership interests in a partnership or disregarded entity owning real property will be treated as real estate assets for purposes of the REIT asset tests described below, and interest derived from those loans will be treated as qualifying income for both the 75% and 95% gross income tests, provided several requirements are satisfied.

Although Revenue Procedure 2003-65 provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. Moreover, the Company expects that some of its mezzanine loans may not meet all of the requirements for reliance on the safe harbor. To the extent any of the Company’s mezzanine loans do not qualify for the safe harbor described above, the interest income from the loans will be qualifying income for purposes of the 95% gross income test, but there is a risk that such interest income will not be qualifying income for purposes of the 75% gross income test. We believe that we currently invest in mezzanine loans, and intend to in the future to invest in mezzanine loans, in a manner that will enable us to satisfy the REIT gross income and asset tests.

The Company and its subsidiaries also hold certain participation interests, or subordinated mortgage interests, in mortgage loans and mezzanine loans originated by other lenders. A subordinated mortgage interest is an interest created in an underlying loan by virtue of a participation or similar agreement, to which the originator of the loan is a party, along with one or more participants. The borrower on the underlying loan is typically not a party to the participation agreement. The performance of a participant’s investment depends upon the performance of the underlying loan and if the underlying borrower defaults, the participant typically has no recourse against the originator of the loan. The originator often retains a senior position in the underlying loan and grants junior participations, which will be a first loss position in the event of a default by the borrower. The Company expects that its (and its subsidiaries’) participation interests generally will qualify as real estate assets for purposes of the REIT asset tests described below and that interest derived from such investments generally will be treated as qualifying interest for purposes of the 75% gross income test. The appropriate treatment of participation interests for U.S. federal income tax purposes is not entirely certain, however, and no assurance can be given that the IRS will not challenge the Company’s treatment of its participation interests.

Many of the terms of the mortgage loans, mezzanine loans and subordinated mortgage interests and the loans supporting the mortgage-backed securities that the Company holds or expects to acquire have been modified and may in the future be modified. Under the Code, if the terms of a loan are modified in a manner constituting a “significant modification,” such modification triggers a deemed exchange of the original loan for the modified loan. Revenue Procedure 2014-51 provides a safe harbor pursuant to which the Company will not be required to redetermine the fair market value of the real property securing a loan for purposes of the gross income and asset tests in connection with a loan modification that is: (i) occasioned by a borrower default; or (ii) made at a time when the Company reasonably believes that the modification to the loan will substantially reduce a significant risk of default on the original loan. No assurance can be provided that all of the Company’s loan modifications will qualify for the safe harbor in Revenue Procedure 2014-51. To the extent the Company significantly modifies loans in a manner that does not qualify for that safe harbor, it will be required to redetermine the value of the real property securing the loan at the time it was significantly modified. In determining the value of the real property securing such a loan, the Company generally will not obtain third-party appraisals but rather will rely on internal valuations. No assurance can be provided that the IRS will not successfully challenge the Company’s internal valuations. If the terms of the Company’s mortgage loans, mezzanine loans and subordinated mortgage interests and loans supporting its mortgage-backed securities are significantly modified in a manner that does not qualify for the safe harbor in Revenue Procedure 2014-51 and the fair market value of the real property securing such loans has decreased significantly, the Company could fail the 75% gross income test, the 75% asset test and/or the 10% value test.

The Company and its subsidiaries also hold and may in the future acquire distressed mortgage loans. Revenue Procedure 2014-51 provides that the IRS will treat distressed mortgage loans acquired by a REIT that are secured by real property and other property as producing in part non-qualifying income for the 75% gross income test. Specifically, Revenue Procedure 2014-51 indicates that interest income on such a distressed mortgage loan will be treated as qualifying income based on the ratio of: (i) the fair market value of the real property securing the debt determined as of the date the REIT committed to acquire the loan; and (ii) the face amount of the loan (and not the purchase price or current value of the debt). The face amount of a distressed mortgage loan will typically exceed the fair market value of the real property securing the mortgage loan on the date the REIT commits to acquire the loan. It is unclear how the safe harbor in Revenue Procedure 2014-51 is affected by the recent legislative changes regarding the treatment of personal property securing a mortgage loan. The Company intends to invest in distressed mortgage loans in a manner that consistent with qualifying as a REIT.

The Company and its subsidiaries expect to enter into certain sale and repurchase agreements under which it nominally sells certain mortgage assets to a counterparty and simultaneously enters into an agreement to repurchase the sold assets. Based on positions the IRS has taken in analogous situations, the Company believes that it will be treated for purposes of the REIT gross income and asset tests (refer below to the section entitled “—Asset Tests”) as the owner of the mortgage assets that are the subject of any such agreement notwithstanding that record ownership of the assets is transferred to the counterparty during the term of the agreement. It is possible, however, that the IRS could assert that the Company does not own the mortgage assets during the term of the sale and repurchase agreement, in which case its ability to qualify as a REIT could be adversely affected.

The Company may in the future invest in other agency securities that are pass-through certificates. The Company expects that any such agency securities will be treated as either interests in a grantor trust or as interests in a REMIC for U.S. federal income tax purposes and that all interest income from such agency securities will be qualifying income for the 95% gross income test. In the case of agency securities treated as interests in grantor trusts, the Company would be treated as owning an undivided beneficial ownership interest in the mortgage loans held by the grantor trust. The interest on such mortgage loans would be qualifying income for purposes of the 75% gross income test to the extent that such loan is secured by real property, as discussed above. In the case of agency securities treated as interests in a REMIC, income derived from such REMIC interests generally will be treated as qualifying income for purposes of the 75% gross income test. As discussed above, however, if less than 95% of the assets of the REMIC are real estate assets then only a proportionate part of the income derived from the Company’s interest in the REMIC will qualify for purposes of the 75% gross income tests. To the extent that a REMIC interest includes an imbedded interest swap or cap contract or other derivative instrument, such derivative instrument could produce non-qualifying income for purposes of the 75% gross income test. The Company expects that substantially all of its income from agency securities will be qualifying income for purposes of the 75% and 95% gross income tests.

Dividends; Subpart F Income

The Company’s share of any dividends received from any corporation (including any TRS, but excluding any REIT) in which it owns an equity interest will qualify for purposes of the 95% gross income test but not for purposes of the 75% gross income test. the Company’s share of any dividends received from a REIT in which it owns an equity interest, including a subsidiary REIT, will be qualifying income for purposes of both gross income tests.

In addition, the Company may be required to include in gross income its share of “Subpart F income” of one or more foreign (non-U.S.) corporations in which it invests, including its foreign TRSs, regardless of whether it receives distributions from such corporations. The Company will treat certain income inclusions received with respect to equity investments in foreign TRSs as qualifying income for purposes of the 95% gross income test but not the 75% gross income test. The IRS has issued private letter rulings to other taxpayers concluding that similar income inclusions will be treated as qualifying income for purposes of the 95% gross income test. Those private letter rulings can only be relied upon by the taxpayers to whom they were issued. No assurance can be provided that the IRS will not successfully challenge the Company’s treatment of such income inclusions.

Fee Income

The Company expects to receive various fees in connection with its operations. Fee income will be qualifying income for purposes of both the 75% and 95% gross income tests if it is received in consideration for entering into an agreement to make a loan secured by mortgages on or interests in real property, and the fees are not determined by the income and profits of any person. Other fees, such as origination and servicing fees, fees for acting as a broker-dealer and fees for managing investments for third parties, are not qualifying income for purposes of either gross income test. Any fees earned by a TRS are not included for purposes of the gross income tests.

Hedging Transactions

From time to time, the Company and its subsidiaries expect to enter into hedging transactions with respect to one or more of its assets or liabilities. The Company’s hedging activities may include entering into interest rate swaps, caps and floors, options to purchase such items and futures and forward contracts. Income and gain from “qualified hedging transactions” are excluded from gross income for purposes of the 75% and 95% gross income tests. A “qualified hedging transaction” includes: (i) any transaction entered into in the normal course of the Company’s trade or business primarily to manage the risk of interest rate, price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets; (ii) any transaction entered into primarily to manage the risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income test (or any property which generates such income or gain); and (iii) any transaction entered into to “offset” a transaction described in (i) or (ii) if a portion of the hedged indebtedness is extinguished or the related property disposed of. The Company will be required to clearly identify any such hedging transaction before the close of the day on which it was acquired, originated or entered into and to satisfy other identification requirements in order to be treated as a qualified hedging transaction. The Company intends to structure any hedging transactions in a manner that does not jeopardize its qualification as a REIT.

COD Income

From time to time, the Company and its subsidiaries may recognize COD income, in connection with repurchasing debt at a discount. COD income is excluded from gross income for purposes of both the 75% and 95% gross income tests.

Foreign Currency Gain

Certain foreign currency gain is excluded from gross income for purposes of one or both of the gross income tests. “Real estate foreign exchange gain” is excluded from gross income for purposes of the 75% gross income test. Real estate foreign exchange gain generally includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 75% gross income test, foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations and certain foreign currency gain attributable to certain “qualified business units” of a REIT. “Passive foreign exchange gain” is excluded from gross income for purposes of the 95% gross income test. Passive foreign exchange gain generally includes real estate foreign exchange gain as described above and also includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 95% gross income test and foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations secured by mortgages on real property or on interests in real property. Because passive foreign exchange gain includes real estate foreign exchange gain, real estate foreign exchange gain is excluded from gross income for purposes of both the 75% and 95% gross income tests. These exclusions for real estate foreign exchange gain and passive foreign exchange gain do not apply to certain foreign currency gain derived from dealing, or engaging in substantial and regular trading, in securities which is treated as non-qualifying income for purposes of both the 75% and 95% gross income tests.

Prohibited Transactions

A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds “primarily for sale to customers in the ordinary course of a trade or business.” The Company expects that none of its assets will be held primarily for sale to customers and that a sale of any of its assets will not be in the ordinary course of its business. Whether a REIT holds an asset primarily for sale to customers in the ordinary course of a trade or business depends, however, on the facts and circumstances from time to time, including those related to a particular asset. A safe harbor to the characterization of the sale of property by a REIT as a prohibited transaction and the 100% prohibited transaction tax is available if the following requirements are met:

•	the REIT has held the property for not less than two years;

•	the aggregate expenditures made by the REIT, or any partner of the REIT, during the two-year period preceding the date of the sale that are includable in the basis of the property do not exceed 30% of the net selling price of the property;

•

either: (i) during the year in question, the REIT did not make more than seven sales of property other than foreclosure property or sales to which Section 1031 or 1033 of the Code applies; (ii) the aggregate adjusted bases of all such properties sold by the REIT during the year did not exceed 10% of the aggregate bases of all of the assets of the REIT at the beginning of the year; (iii) the aggregate fair market value of all such properties sold by the REIT during the year did not exceed 10% of the aggregate fair market value of all of the assets of the REIT at the beginning of the year; (iv)(A) the aggregate adjusted tax bases of all such properties sold by the REIT during the year did not exceed 20% of the aggregate adjusted bases of all property of the REIT at the beginning of the year and (B) the three-year average percentage of properties sold by the REIT compared to all the REIT’s properties (measured by adjusted bases) taking into account the current and two prior years did not exceed 10%; or (v)(A) the aggregate fair market value of all such properties sold by the REIT during the year did not exceed 20% of the aggregate fair market value of all property of the REIT at the beginning of the year and (B) the three-year average percentage of properties sold by the REIT compared to all the REIT’s properties (measured by fair market value) taking into account the current and two prior years did not exceed 10%;

•	in the case of property not acquired through foreclosure or lease termination, the REIT has held the property for at least two years for the production of rental income; and

•	if the REIT has made more than seven sales of non-foreclosure property during the taxable year, substantially all of the marketing and development expenditures with respect to the property were made through an independent contractor from whom the REIT derives no income or a TRS.

No assurance can be given that any property that the Company sells will not be treated as property held “primarily for sale to customers in the ordinary course of a trade or business” or that the Company will be able to comply with the safe harbor when disposing of assets. The 100% tax will not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be taxed to the corporation at regular corporate income tax rates. The Company intends to structure its activities to avoid transactions that would result in a material amount of prohibited transaction tax.

Foreclosure Property

The Company will be subject to tax at the maximum corporate rate on any income from foreclosure property, which includes certain foreign currency gains and related deductions recognized, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. However, gross income from foreclosure property will qualify under the 75% and 95% gross income tests. Foreclosure property is any real property, including interests in real property, and any personal property incident to such real property:

•	that is acquired by a REIT as the result of the REIT having bid on such property at foreclosure or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on indebtedness that such property secured;

•	for which the related loan was acquired by the REIT at a time when the default was not imminent or anticipated; and

•	for which the REIT makes a proper election to treat the property as foreclosure property.

A REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property or longer if an extension is granted by the Secretary of the Treasury. However, this grace period terminates and foreclosure property ceases to be foreclosure property on the first day:

•	on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

•	on which any construction takes place on the property, other than completion of a building or any other improvement, where more than 10% of the construction was completed before default became imminent; or

•	which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income or a TRS.

The Company may acquire properties as a result of foreclosure or otherwise reducing the property to ownership when default has occurred or is imminent and may make foreclosure property elections with respect to some or all of those properties if such election is available (which may not be the case with respect to acquired “distressed loans”).

Cash/Income Differences/Phantom Income

Due to the nature of the assets in which the Company intends to invest, the Company may be required to recognize taxable income from those assets in advance of its receipt of cash flow on or proceeds from disposition of such assets, and may be required to report taxable income in early periods that exceeds the economic income ultimately realized on such assets.

The Company may acquire debt instruments in the secondary market for less than their face amount. The amount of such discount generally will be treated as “market discount” for U.S. federal income tax purposes. The Company may elect to include in taxable income accrued market discount as it accrues rather than as it is realized for economic purposes, resulting in phantom income. Principal payments on certain loans are made monthly, and consequently accrued market discount may have to be included in income each month as if the debt instrument were assured of ultimately being collected in full. If the Company collects less on the debt instrument than its purchase price plus the market discount it had previously reported as income, it may not be able to benefit from any offsetting loss deductions.

The Company may acquire mortgage-backed securities that have been issued with original issue discount. In general, the Company will be required to accrue original issue discount based on the constant yield to maturity of the mortgage-backed security, and to treat it as taxable income in accordance with applicable U.S. federal income tax rules even though smaller or no cash payments are received on such debt instrument. As in the case of the market discount discussed in the preceding paragraph, the constant yield in question will be determined and the Company will be taxed based on the assumption that all future payments due on the mortgage-backed security in question will be made. If all payments on the mortgage-backed securities are not made, the Company may not be able to benefit from any offsetting loss deductions.

In addition, pursuant to its investment strategy, the Company may acquire distressed debt instruments and subsequently modify such instruments by agreement with the borrower. If the amendments to the outstanding debt are “significant modifications” under the applicable Treasury Regulations, the modified debt may be considered to have been reissued to the Company in a debt-for-debt exchange with the borrower. In that event, the Company may be required to recognize income to the extent the principal amount of the modified debt exceeds its adjusted tax basis in the unmodified debt, and would hold the modified loan with a cost basis equal to its principal amount for federal tax purposes. To the extent that such modifications are made with respect to a debt instrument held by a TRS treated as a dealer, as described above, such a TRS would be required at the end of each taxable year, including the taxable year in which such modification was made, to mark the modified debt instrument to its fair market value as if the debt instrument were sold. In that case, the TRS generally would recognize a loss at the end of the taxable year in which the modifications were made to the extent the fair market value of such debt instrument were less than its principal amount after the modification.

In addition, in the event that any debt instruments or mortgage-backed securities acquired by the Company are delinquent as to mandatory principal and interest payments, or in the event payments with respect to a particular debt instrument are not made when due, the Company may nonetheless be required to continue to recognize the unpaid interest as taxable income. Similarly, the Company may be required to accrue interest income with respect to subordinate mortgage-backed securities at the stated rate regardless of whether corresponding cash payments are received.

The Company may also be required under the terms of indebtedness that it incurs to private lenders or otherwise to use cash received from interest payments to make principal payments on that indebtedness, with the effect of recognizing income but not having a corresponding amount of cash available for distribution to holders of its securities.

Due to each of these potential timing differences between income recognition or expense deduction and cash receipts or disbursements, there is a significant risk that the Company may have substantial taxable income in excess of cash available for distribution. In that event, the Company may need to borrow funds or take other action to satisfy the REIT distribution requirements for the taxable year in which this “phantom income” is recognized. Refer below to the section entitled “—Distribution Requirements.”

Failure to Satisfy the Gross Income Tests

If the Company fails to satisfy one or both of the gross income tests for any taxable year, it nevertheless may qualify as a REIT for that year if it qualifies for relief under certain provisions of the U.S. federal income tax laws. Those relief provisions are available if:

•	the Company’s failure to meet those tests is due to reasonable cause and not to willful neglect; and

•	following such failure for any taxable year, the Company files a schedule of the sources of its income with the IRS.

The Company cannot predict, however, whether in all circumstances it would qualify for the relief provisions. In addition, as discussed above in the section entitled “—Taxation of Colony NorthStar Credit Real Estate, Inc.,” even if the relief provisions apply, the Company would incur a 100% tax on the gross income attributable to the greater of the amount by which it fails the 75% or 95% gross income test, in each case, multiplied by a fraction intended to reflect its profitability.

Asset Tests

To qualify as a REIT, the Company also must satisfy the following asset tests at the end of each quarter of each taxable year. First, at least 75% of the value of its total assets must consist of:

•	cash or cash items, including certain receivables and money market funds;

•	government securities;

•	interests in real property, including leaseholds, options to acquire real property and leaseholds, and personal property to the extent such personal property is leased in connection with real property and rents attributable to such personal property are treated as “rents from real property”;

•	interests in mortgage loans secured by real property;

•	stock in other REITs and debt instruments issued by “publicly offered REITs”;

•	investments in stock or debt instruments during the one-year period following the Company’s receipt of new capital that it raises through equity offerings or public offerings of debt with at least a five-year term; and

•

regular or residual interests in a REMIC. However, if less than 95% of the assets of a REMIC consist of assets that are qualifying real estate-related assets under the U.S. federal income tax laws, determined as if the

Company held such assets, the Company will be treated as holding directly its proportionate share of the assets of such REMIC.

Second, of the Company’s investments not included in the 75% asset class, the value of its interest in any one issuer’s securities may not exceed 5% of the value of its total assets, which we refer to as the 5% asset test.

Third, of the Company’s investments not included in the 75% asset class, it may not own more than 10% of the voting power or value of any one issuer’s outstanding securities, which we refer to as the 10% vote or value test.
Fourth, no more than 25% (20% for taxable years beginning after December 31, 2017) of the value of the Company’s total assets may consist of the securities of one or more TRSs.

Fifth, no more than 25% of the value of the Company’s total assets may consist of securities that are not qualifying assets for purposes of the 75% asset test described above, which we refer to as the 25% securities test.

Sixth, no more than 25% of the value of the Company’s total assets may consist of debt instruments issued by “publicly offered REITs” to the extent such debt instruments are not secured by real property or interests in real property.

The 5% asset test and the 10% vote or value test do not apply to securities of TRSs, QRSs, or securities that are qualifying assets for purposes of the 75% asset test described above. In addition, for purposes of the 10% value test, the term “securities” does not include:

•	“Straight debt” securities, which is defined as a written unconditional promise to pay on demand or on a specified date a sum certain in money if: (i) the debt is not convertible, directly or indirectly, into equity; and (ii) the interest rate and interest payment dates are not contingent on profits, the borrower’s discretion, or similar factors. “Straight debt” securities do not include any securities issued by a partnership or a corporation in which the Company or any TRS in which the Company owns more than 50% of the voting power or value of the shares hold non-“straight debt” securities that have an aggregate value of more than 1% of the issuer’s outstanding securities. However, “straight debt” securities include debt subject to the following contingencies:

•	a contingency relating to the time of payment of interest or principal, as long as either: (i) there is no change to the effective yield of the debt obligation, other than a change to the annual yield that does not exceed the greater of 0.25% or 5% of the annual yield; or (ii) neither the aggregate issue price nor the aggregate face amount of the issuer’s debt obligations held by the Company exceeds $1 million and no more than 12 months of unaccrued interest on the debt obligations can be required to be prepaid;

•	a contingency relating to the time or amount of payment upon a default or prepayment of a debt obligation, as long as the contingency is consistent with customary commercial practice;

•	Any loan to an individual or an estate;

•	Any “section 467 rental agreement” other than an agreement with a related party tenant;

•	Any obligation to pay “rents from real property”;

•	Certain securities issued by governmental entities;

•	Any security issued by a REIT;

•	Any debt instrument issued by an entity or arrangement treated as a partnership for U.S. federal income tax purposes in which the Company is a partner to the extent of its proportionate interest in the equity and debt securities of the partnership; and

•	Any debt instrument issued by an entity or arrangement treated as a partnership for U.S. federal income tax purposes not described in the preceding bullet points if at least 75% of the partnership’s gross income, excluding income from prohibited transactions, is qualifying income for purposes of the 75% gross income test described above in the section entitled “—Gross Income Tests.”

For purposes of the 10% value test, the Company’s proportionate share of the assets of a subsidiary partnership is its proportionate interest in any securities issued by the subsidiary partnership, without regard to the securities described in the last two bullet points above.

The Company expects that its holdings of securities and other assets will comply with the foregoing asset tests, and it intends to monitor compliance on an ongoing basis. However, independent appraisals have not been obtained to support the Company’s conclusions as to the value of its assets or the value of any particular security or securities. Moreover, values of some assets, including instruments issued in collateralized debt obligation transactions, may not be susceptible to a precise determination, and values are subject to change in the future.

Furthermore, the proper classification of an instrument as debt or equity for U.S. federal income tax purposes may be uncertain in some circumstances, which could affect the application of the asset tests. Accordingly, there can be no assurance that the IRS will not contend that the Company’s interests in its subsidiaries or in the securities of other issuers will not cause a violation of the asset tests.

As described above, Revenue Procedure 2003-65 provides a safe harbor pursuant to which certain mezzanine loans secured by a first priority security interest in ownership interests in an entity or arrangement treated as a partnership or a disregarded entity for U.S. federal income tax purposes will be treated as qualifying assets for purposes of the 75% asset test (and therefore, are not subject to the 5% asset test and the 10% vote or value test). Refer to the section entitled “—Gross Income Tests–Interest.” The Company expects that some of its mezzanine loans may not qualify for that safe harbor. To the extent that the Company determines that a mezzanine loan likely would not qualify for the safe harbor and also would not be excluded from the definition of securities for purposes of the 10% vote or value test or could cause the Company not to satisfy the 75% or 5% assets tests, it would hold that mezzanine loan through a TRS.

The Company will own stock in several REITs and expects to invest in the stock of other entities that intend to qualify as REITs in the future. The Company believes that the stock in the REITs that it will own following the Combination and any stock that it will acquire in other REITs will be qualifying assets for purposes of the 75% asset test. If a REIT in which the Company owns stock fails to qualify as a REIT in any year, however, the stock in such REIT will not be a qualifying asset for purposes of the 75% asset test. Instead, the Company would be subject to the 5% asset test, the 10% vote or value test and the 25% securities test described above with respect to its investment in such a disqualified REIT. Consequently, if a REIT in which the Company owns stock fails to qualify as a REIT, the Company could fail one or more of the asset tests described above. To the extent the Company invests in other REITs, it intends to do so in a manner that will enable it to continue to satisfy the REIT asset tests.

As discussed above in the section entitled “—Gross Income Tests,” the Company and its subsidiaries may invest in distressed mortgage loans. In general, under the applicable Treasury Regulations, if a loan is secured by real property and other property and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan as of: (i) the date the Company agreed to acquire or originate the loan; or (ii) in the event of a significant modification, the date the Company modified the loan, then a portion of the interest income from such a loan will not be qualifying income for purposes of the 75% gross income test but will be qualifying income for purposes of the 95% gross income test. Although the law is not entirely clear, a portion of the loan will also likely be a non-qualifying asset for purposes of the 75% asset test. The non-qualifying portion of such a loan would be subject to, among other requirements, the 10% vote or value test. IRS Revenue Procedure 2014-51 provides a safe harbor under which the IRS has stated that it will not challenge a REIT’s treatment of a loan as being, in part, a qualifying real estate asset in an amount equal to the lesser of: (i) the fair market value of the loan on the relevant quarterly REIT asset testing date; or (ii) the greater of (A) the fair market value of the real property securing the loan on the relevant quarterly REIT asset testing date or (B) the fair market value of the real property securing the loan determined as of the date the REIT committed to originate or acquire the loan. It is unclear how the safe harbor in Revenue Procedure 2014-51 is affected by the recent legislative changes regarding the treatment of loans secured by both real property and personal property where the fair market value of the personal property does not exceed 15% of the sum of the fair market values of the real property and the personal property securing the loan. There can be no assurance that later interpretations of or any clarifications to this Revenue Procedure will be consistent with how the Company currently is applying it to its REIT compliance analysis. The Company intends to invest in distressed mortgage loans in a manner consistent with qualifying as a REIT.

Also as discussed above, the Company intends to invest in agency securities that are pass-through certificates. The Company expects that the agency securities will be treated either as interests in grantor trusts or as interests in REMICs for U.S. federal income tax purposes. In the case of agency securities treated as interests in grantor trusts, the Company would be treated as owning an undivided beneficial ownership interest in the mortgage loans held by the grantor trust. Such mortgage loans generally will qualify as real estate assets to the extent that they are secured by real property. The Company expects that substantially all of its agency securities treated as interests in a grantor trust will qualify as real estate assets. In the case of agency securities treated as interests in a REMIC, such interests generally will qualify as real estate assets. If less than 95% of the assets of a REMIC are real estate assets, however, then only a proportionate part of the Company’s interest in the REMIC will qualify as a real estate asset. To the extent that the Company holds mortgage participations or mortgage-backed securities that do not represent interests in a grantor trust or REMIC interests, such assets may not qualify as real estate assets depending upon the circumstances and the specific structure of the investment.

Failure to Satisfy the Asset Tests

The Company intends to monitor the status of its assets for purposes of the various asset tests. If the Company fails to satisfy the asset tests at the end of a calendar quarter, it will not lose its REIT qualification if:

•	the Company satisfied the asset tests at the end of the preceding calendar quarter; and

•	the discrepancy between the value of the Company’s assets and the asset test requirements arose from changes in the market values of its assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets.

If the Company does not satisfy the condition described in the second item, above, it still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

If at the end of any calendar quarter the Company violates the 5% asset test or the 10% vote or value test described above, it will not lose its REIT qualification if: (i) the failure is de minimis (up to the lesser of 1% of its assets or $10 million); and (ii) it disposes of assets causing the failure or otherwise complies with the asset tests within six months after the last day of the quarter in which it identifies such failure. In the event of a failure of any of the asset tests (other than de minimis failures described in the preceding sentence), as long as the failure was due to reasonable cause and not to willful neglect, the Company will not lose its REIT status if it: (i) disposes of assets or otherwise complies with the asset tests within six months after the last day of the quarter in which it identifies the failure; (ii) it files a description of each asset causing the failure with the IRS; and (iii) pays a tax equal to the greater of $50,000 or 35% of the net income from the non-qualifying assets during the period in which the Company failed to satisfy the asset tests.

Distribution Requirements

Each taxable year, the Company must distribute dividends, other than capital gain dividends, to the Company stockholders in an aggregate amount at least equal to the sum of:

•	90% of its “REIT taxable income,” computed without regard to the dividends paid deduction and its net capital gain or loss; and

•	90% of its after-tax net income, if any, from foreclosure property; minus

•	the sum of certain items of non-cash income.

Generally, the Company must pay such distributions in the taxable year to which they relate, or in the following taxable year if: (i) the Company declares the distribution before it timely files its U.S. federal income tax return for the year and pays the distribution on or before the first regular dividend payment date after such declaration; or (ii) the Company declares the distribution in October, November or December of the taxable year, payable to stockholders of record on a specified day in any such month, and it actually pays the dividend before the end of January of the following year. The distributions under clause (i) are taxable to the stockholders in the year in which paid and the distributions in clause (ii) are treated as paid on December 31 of the taxable year in which they were declared. In both instances, these distributions relate to the Company’s prior taxable year for purposes of the 90% distribution requirement.

Unless the Company qualifies as a “publicly offered REIT,” in order for its distributions to be counted as satisfying the annual distribution requirement for REITs and to provide it with the REIT-level tax deduction, such distributions must not have been “preferential dividends.” A dividend is not a preferential dividend if that distribution is: (i) pro rata among all outstanding shares within a particular class; and (ii) in accordance with the preferences among different classes of stock as set forth in the Company charter. The Company expects to qualify as “publicly offered REIT,” and so long as it qualifies as a “publicly offered REIT,” the preferential dividend rule will not apply to it.

The Company will pay U.S. federal income tax on taxable income, including net capital gain, that it does not distribute to stockholders. Furthermore, if the Company fails to distribute during a calendar year, or by the end of the following January in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:

•	85% of its REIT ordinary income for such year;
•	95% of its REIT capital gain income for such year; and
•	any undistributed taxable income from prior periods,

The Company will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts it actually distributes and the amounts of income retained on which we have paid corporate income tax.

The Company may elect to retain and pay income tax on the net long-term capital gain it receives in a taxable year. If the Company so elects, it will be treated as having distributed any such retained amount for purposes of the 4% nondeductible excise tax described above. The Company intends to make timely distributions sufficient to satisfy the annual distribution requirements and to avoid corporate income tax and the 4% nondeductible excise tax.

It is possible that, from time to time, the Company may experience timing differences between the actual receipt of income or payment of deductible expenses and the inclusion of that income or deduction in arriving at its REIT taxable income. Refer to, for example, the discussion of excess inclusion income above in the section entitled “—Requirements for Qualification—Taxable Mortgage Pools.” Other potential sources of non-cash taxable income include gain recognized on the deemed exchange of distressed debt that has been modified, real estate and securities that have been financed through securitization structures, such as a collateralized debt obligation structure, which require some or all of available cash flow to be used to service borrowings, loans or mortgage-backed securities that the Company holds that have been issued at a discount and require the accrual of taxable economic interest in advance of its receipt in cash and distressed loans on which the Company may be required to accrue taxable interest income even though the borrower is unable to make current servicing payments in cash. In the event that such timing differences occur, it might be necessary to arrange borrowings or other means of raising capital to meet the distribution requirements. Additionally, the Company may, if possible, pay taxable dividends of our stock or debt to meet the distribution requirements.

The IRS recently issued Revenue Procedure 2017-45, authorizing elective stock dividends to be made by public REITs. Pursuant to this revenue procedure, effective for distributions declared on or after August 11, 2017, the IRS will treat the distribution of stock pursuant to an elective stock dividend as a distribution of property under Section 301 of the Code (i.e., as a dividend to the extent of our earnings and profits), as long as at least 20% of the total dividend is available in cash and certain other requirements outlined in the revenue procedure are met.

Under certain circumstances, the Company may be able to correct a failure to meet the distribution requirement for a year by paying “deficiency dividends” to our stockholders in a later year. The Company may include such deficiency dividends in its deduction for dividends paid for the earlier year. Although the Company may be able to avoid income tax on amounts distributed as deficiency dividends, it will be required to pay interest to the IRS based upon the amount of any deduction it takes for deficiency dividends.

In addition, a REIT is required to distribute all accumulated earnings and profits attributable to non-REIT years by the close of its first taxable year in which it has non-REIT earnings and profits to distribute.

Recordkeeping Requirements

The Company is required to maintain certain records under the REIT rules. In addition, to avoid a monetary penalty, the Company must request on an annual basis information from our stockholders designed to disclose the actual ownership of its outstanding shares of beneficial interest. The Company intends to continue to comply with these requirements.

Foreign Investments

The Company’s initial portfolio includes, and the Company may in the future make, investments in foreign countries that will require it to pay taxes to foreign countries. Taxes that the Company pays in foreign jurisdictions may not be passed through to, or used by, our stockholders as a foreign tax credit or otherwise. The Company could be subject to U.S. federal income tax rules intended to prevent or minimize the value of the deferral of the recognition by it of passive-type income of foreign entities in which it owns a direct or indirect interest. As a result, the Company could be required to recognize taxable income for U.S. federal income tax purposes prior to receiving cash distributions with respect to that income or, in certain circumstances, pay an interest charge on U.S. federal income tax that it is deemed to have deferred. The Company’s foreign investments might also generate foreign currency gains and losses. Certain foreign currency gains may be excluded from gross income for purposes of one or both of the gross income tests, as discussed above. Refer above to the section entitled “—Requirements for Qualification—Gross Income Tests.”

Failure to Qualify

If the Company fails to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, see “—Gross Income Tests—Failure to Satisfy the Gross Income Tests” and “—Asset Tests—Failure to Satisfy the Asset Tests,” it could avoid disqualification if its failure is due to reasonable cause and not to willful neglect and the Company pays a penalty of $50,000 for each such failure.

If the Company fails to qualify as a REIT in any taxable year, and no relief provision applies, it would be subject to U.S. federal income tax and any applicable alternative minimum tax on its taxable income at regular corporate rates. In calculating its taxable income in a year in which it fails to qualify as a REIT, the Company would not be able to deduct amounts paid out to stockholders and the Company would not be required to distribute any amounts to stockholders in that year. In such event, to the extent of the Company’s current and accumulated earnings and profits, distributions to most stockholders taxed at individual rates would generally be taxable at capital gains tax rates and, subject to certain limitations of the U.S. federal income tax laws, corporate stockholders might be eligible for the dividends received deduction. Unless the Company qualified for relief under specific statutory provisions, it also would be disqualified from taxation as a REIT for the four taxable years following the year during which it ceased to qualify as a REIT. The Company cannot predict whether in all circumstances it would qualify for such statutory relief. In addition, the rule against re-electing REIT status following a loss of such status could also apply to the Company if it were determined that NorthStar I or NorthStar II failed to qualify as REITs and the Company were treated as a successor to NorthStar I or NorthStar II, as applicable.

Taxation of Taxable U.S. Stockholders of the Company

The term “U.S. stockholder” means a beneficial owner of our stock that for U.S. federal income tax purposes is:

•	a citizen or resident of the United States;

•	a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any of its states or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust if: (i) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust; or (ii) it has a valid election in place to be treated as a U.S. person.

If a partnership, (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our stock, you should consult your tax advisor regarding the consequences of the purchase, ownership and disposition of our stock by the partnership.

Taxation of U.S. Stockholders on Distributions on Our Stock

As long as the Company qualifies as a REIT, a taxable U.S. stockholder must generally take into account as ordinary income distributions made out of the Company’s current or accumulated earnings and profits that the

Company does not designate as capital gain dividends. For purposes of determining whether a distribution is made out of its current or accumulated earnings and profits, the Company’s earnings and profits will be allocated first to its preferred stock dividends and then to its common stock dividends.

Dividends paid to our corporate U.S. stockholders will not qualify for the dividends received deduction generally available with respect to dividends received from C corporations. In addition, dividends paid to our noncorporate U.S. stockholders generally will not qualify for the 20% tax rate for qualified dividend income that is generally available with respect to dividends paid by domestic C corporations and certain qualified foreign corporations. Instead, the Company’s ordinary REIT dividends will generally be taxed at the higher tax rate applicable to ordinary income, which is currently a maximum rate of 39.6%. However, we may elect to designate a portion of distributions paid to our noncorporate U.S. Stockholders as qualified dividend income eligible for the reduced 20% rate to the extent attributable: (i) to income recognized by us in a prior non-REIT taxable year in which we or a predecessor were subject to corporate income tax (less the amount of tax); (ii) to qualified dividends received by us from non-REIT corporations, such as domestic TRSs; and (iii) to income recognized during the immediately preceding year upon which we have paid corporate income tax (e.g., to the extent that we distribute less than 100% of our net taxable income). In general, to qualify for the reduced tax rate on qualified dividend income, a stockholder must hold our stock for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which our stock becomes ex-dividend. In addition, dividends paid to certain individuals, trusts and estates whose income exceeds certain thresholds are subject to a 3.8% Medicare tax.

A U.S. stockholder generally will take into account as long-term capital gain any distributions that the Company designates as capital gain dividends without regard to the period for which the U.S. stockholder has held our stock. The Company generally will designate its capital gain dividends as either 20% or 25% rate distributions. Refer below to the section entitled “—Capital Gains and Losses.” A corporate U.S. stockholder, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.

The Company may elect to retain and pay income tax on the net long-term capital gain that it receives in a taxable year. In that case, to the extent that the Company designates such amount in a timely notice to such stockholder, a U.S. stockholder would be treated as receiving its proportionate share of the Company’s undistributed long-term capital gain and would receive a credit for its proportionate share of the tax the Company paid. The U.S. stockholder would increase the basis in its stock by the amount of its proportionate share of the Company’s undistributed long-term capital gain, minus its share of the tax the Company paid.

To the extent that the Company makes a distribution in excess of its current and accumulated earnings and profits, such distribution will not be taxable to a U.S. stockholder to the extent that it does not exceed the adjusted tax basis of the U.S. stockholder’s stock. Instead, such distribution will reduce the adjusted tax basis of such stock. To the extent that the Company makes a distribution in excess of both its current and accumulated earnings and profits and the U.S. stockholder’s adjusted tax basis in its stock, such stockholder will recognize long-term capital gain or short-term capital gain if the stock has been held for one year or less, assuming the stock is a capital asset in the hands of the U.S. stockholder. In addition, if the Company declares a distribution in October, November or December of any year that is payable to a U.S. stockholder of record on a specified date in any such month, such distribution shall be treated as both paid by the Company and received by the U.S. stockholder on December 31 of such year, provided that the Company actually pays the distribution during January of the following calendar year.

Stockholders may not include in their individual income tax returns any of the Company’s net operating losses or capital losses. Instead, the Company would carry over such losses for potential offset against the Company’s future income. Taxable distributions from the Company and gain from the disposition of our stock will not be treated as passive activity income, and, therefore, stockholders generally will not be able to apply any “passive activity losses,” such as losses from certain types of limited partnerships in which the stockholder is a limited partner, against such income. In addition, taxable distributions from the Company and gain from the disposition of our stock generally may be treated as investment income for purposes of the investment interest limitations (although any capital gains so treated will not qualify for the lower 20% tax rate applicable to capital gains of U.S. stockholders taxed at individual rates). The Company will notify stockholders after the close of the Company’s taxable year as to the portions of its distributions attributable to that year that constitute ordinary income, return of capital and capital gain.

If excess inclusion income from a TMP or REMIC residual interest is allocated to any U.S. stockholder that is not a disqualified organization, that income will be taxable in the hands of the U.S. stockholder and would not be offset by any net operating losses of the U.S. stockholder that would otherwise be available. Refer to the section entitled “—Requirements for Qualification—Taxable Mortgage Pools.” As required by IRS guidance, the Company intends to notify its U.S. stockholders if a portion of a dividend paid by it is attributable to excess inclusion income.

Taxation of U.S. Stockholders on the Disposition of Our Stock

In general, a U.S. stockholder will realize gain or loss upon the sale, redemption or other taxable disposition of our stock in an amount equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition and the U.S. stockholder’s adjusted tax basis in the common stock at the time of the disposition. In general, a U.S. stockholder who is not a dealer in securities must treat any gain or loss realized upon a taxable disposition of our stock as long-term capital gain or loss if the U.S. stockholder has held the stock for more than one year and otherwise as short-term capital gain or loss. However, a U.S. stockholder must treat any loss upon a sale or exchange of stock held by such stockholder for six months or less as a long-term capital loss to the extent of any actual or deemed distributions from the Company that such U.S. stockholder previously has characterized as long-term capital gain. All or a portion of any loss that a U.S. stockholder realizes upon a taxable disposition of the stock may be disallowed if the U.S. stockholder purchases other substantially identical shares of our stock within 30 days before or after the disposition (in which case, the basis of the shares acquired would be adjusted to reflect the disallowed loss).

Capital Gains and Losses

A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale, exchange or other disposition to be treated as long-term capital gain or loss. The highest marginal individual income tax rate is currently 39.6%. However, the maximum tax rate on long-term capital gain applicable to U.S. stockholders taxed at individual rates is 20%. The maximum tax rate on long-term capital gain from the sale or exchange of “Section 1250 property,” which we refer to as depreciable real property, is 25% computed on the lesser of the total amount of the gain or the accumulated Section 1250 depreciation. In addition, capital gains recognized by certain individuals, trusts and estates whose income exceeds certain thresholds are subject to a 3.8% Medicare tax. With respect to distributions that the Company designates as capital gain dividends and any retained capital gain that it is deemed to distribute, the Company generally may designate whether such a distribution is taxable to its U.S. stockholders taxed at individual rates at a 20% or 25% rate. Thus, the tax rate differential between capital gain and ordinary income for those taxpayers may be significant. In addition, the characterization of income as capital gain or ordinary income affects the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates. A corporate taxpayer may deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

Taxation of Tax-Exempt Stockholders

Tax-exempt entities, including qualified employee pension and profit-sharing trusts and individual retirement accounts and annuities, generally are exempt from U.S. federal income taxation. However, they are subject to taxation on their unrelated business taxable income, which we refer to as UBTI. While many investments in real estate generate UBTI, the IRS has issued a published ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute UBTI, provided that the exempt employee pension trust does not otherwise use the shares of the REIT in an unrelated trade or business of the pension trust. Based on that ruling, amounts that the Company distributes to tax-exempt stockholders generally should not constitute UBTI. However, if a tax-exempt stockholder were to finance its investment in our stock with debt, a portion of the income that it receives from the Company would constitute UBTI pursuant to the “debt-financed property” rules. In addition, the Company’s dividends that are attributable to excess inclusion income will constitute UBTI in the hands of most tax-exempt stockholders. Refer to the section entitled “—Requirements for Qualification—Taxable Mortgage Pools.” Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans that are exempt from taxation under special provisions of the U.S. federal income tax laws are subject to different UBTI rules, which generally will require them to characterize distributions that they receive from the Company as UBTI if the Company is a “pension-held REIT.” Finally, in certain circumstances, a qualified employee pension or profit-sharing trust that owns more than 10% of our stock is required to treat a percentage of the dividends that it receives from the Company as UBTI. Such percentage is equal to the gross income that the Company derives from an unrelated trade or business, determined as if the Company were a pension trust, divided by the Company’s total gross income for the year in which the Company pays the dividends. That rule applies to a pension trust holding more than 10% of our stock only if:

•	the percentage of the Company’s dividends that the tax-exempt trust would be required to treat as UBTI is at least 5%;

•	the Company qualifies as a REIT by reason of the modification of the rule requiring that no more than 50% of our stock be owned by five or fewer individuals that allows the beneficiaries of the pension trust to be treated as holding our stock in proportion to its actuarial interests in the pension trust (refer to the section entitled “—Requirements for Qualification”); and

•	either: (i) one pension trust owns more than 25% of the value of our stock; or (ii) a group of pension trusts individually holding more than 10% of the value of our stock collectively owns more than 50% of the value of our stock.

Taxation of Non-U.S. Stockholders

The term “non-U.S. stockholder” means a beneficial owner of our stock that is not a U.S. stockholder or a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes). The rules governing U.S. federal income taxation of non-U.S. stockholders are complex. This section is only a summary of such rules. Non-U.S. stockholders are urged to consult their tax advisors to determine the impact of federal, state, local and foreign income tax laws on the ownership of our stock, including any reporting requirements.

A non-U.S. stockholder that receives a distribution that is not attributable to gain from the Company’s sale or exchange of a “United States real property interest,” which we refer to as USRPI, and that the Company does not designate as a capital gain dividend or retained capital gain will recognize ordinary income to the extent that the Company pays such distribution out of its current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply to such distribution unless an applicable tax treaty reduces or eliminates the tax. The Company’s dividends that are attributable to excess inclusion income will be subject to the 30% withholding tax, without reduction for any otherwise applicable income tax treaty. Refer to the section entitled “—Requirements for Qualification—Taxable Mortgage Pools.” If a distribution is treated as effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business, the non-U.S. stockholder generally will be subject to U.S. federal income tax on the distribution at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such distribution, and a non-U.S. stockholder that is a corporation also may be subject to the 30% branch profits tax with respect to the distribution. The Company plans to withhold U.S. income tax at the rate of 30% on the gross amount of any such distribution paid to a non-U.S. stockholder unless either:

•	a lower treaty rate applies and the non-U.S. stockholder provides an IRS Form W-8BEN or W-8BEN-E to the Company evidencing eligibility for that reduced rate; or

•	the non-U.S. stockholder files an IRS Form W-8ECI with the Company claiming that the distribution is effectively connected income.

A non-U.S. stockholder will not incur tax on a distribution in excess of the Company’s current and accumulated earnings and profits if the excess portion of such distribution does not exceed the stockholder’s adjusted basis of its stock. Instead, the excess portion of such distribution will reduce the adjusted basis of such stock. A non-U.S. stockholder will be subject to tax on a distribution that exceeds both the Company’s current and accumulated earnings and profits and the stockholder’s adjusted basis of its stock, if the non-U.S. stockholder otherwise would be subject to tax on gain from the sale or disposition of its stock, as described below. Because the Company generally cannot determine at the time it makes a distribution whether the distribution will exceed its current and accumulated earnings and profits, the Company normally will withhold tax on the entire amount of any distribution at the same rate as it would withhold on a dividend. However, a non-U.S. stockholder may be able to claim a refund of amounts that the Company withholds from the IRS if the Company later determines that a distribution in fact exceeded the Company’s current and accumulated earnings and profits.

If the Company is treated as a “United States real property holding corporation,” as described below, it will be required to withhold 15% of any distribution that exceeds its current and accumulated earnings and profits. Consequently, although the Company intends to withhold at a rate of 30% on the entire amount of any distribution, to the extent that it does not do so, the Company may withhold at a rate of 15% on any portion of a distribution not subject to withholding at a rate of 30%.

For any year in which the Company qualifies as a REIT, a non-U.S. stockholder will incur tax on distributions that are attributable to gain from the Company’s sale or exchange of a USRPI under FIRPTA. A USRPI includes certain interests in real property and stock in “United States real property holding corporations,” which are corporations at least 50% of whose assets consist of interests in real property. Under FIRPTA, a non-U.S. stockholder is taxed on distributions attributable to gain from sales of USRPIs as if such gain were effectively connected with a U.S. business of the non-U.S. stockholder. A non-U.S. stockholder thus would be taxed on such a distribution at the normal capital gains rates applicable to U.S. stockholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A non-U.S. corporate stockholder not entitled to treaty relief or an exemption also may be subject to the 30% branch profits tax on such a distribution. Under FIRPTA, a distribution we make to a non-U,S. stockholder, to the extent attributable to gains from dispositions of USRPIs held by us directly or through disregarded or partnership subsidiaries (“USRPI capital gains”) will be considered effectively connected with a U.S. trade or business of the non-U.S. stockholder and will be subject to U.S. federal income tax at the rates applicable to U.S. stockholders, without regard to whether the distribution is designated as a capital gain dividend. The Company must withhold

35% of any distribution to the extent it is attributable to USRPI capital gains. A non-U.S. stockholder may receive a credit against its tax liability for the amount the Company withholds.

Capital gain distributions to a non-U.S. stockholder that are attributable to the Company’s sale of real property will be treated as ordinary dividends rather than as gain from the sale of a USRPI, as long as: (i)(A) such class of our stock is “regularly traded” on an established securities market in the United States; and (B) the non-U.S. stockholder did not own more than 10% of the applicable class of our stock at any time during the one-year period prior to the distribution; or (ii) the non-U.S. stockholder was treated as a “qualified shareholder” as discussed below. As a result, non-U.S. stockholders owning 10% or less of the applicable class of our stock that is “regularly traded” generally will be subject to withholding tax on such capital gain distributions in the same manner as they are subject to withholding tax on ordinary dividends. If a class of our stock is not regularly traded on an established securities market in the United States or the non-U.S. stockholder owned more than 10% of our stock at any time during the one-year period prior to the distribution, capital gain distributions that are attributable to the Company’s sale of real property would be subject to tax under FIRPTA, as described in the preceding paragraph. Moreover, if a non-U.S. stockholder disposes of our stock during the 30-day period preceding a dividend payment, and such non-U.S. stockholder (or a person related to such non-U.S. stockholder) acquires or enters into a contract or option to acquire our stock within 61 days of the first day of the 30-day period described above, and any portion of such dividend payment would, but for the disposition, be treated as a USRPI capital gain to such non-U.S. stockholder, then such non-U.S. stockholder shall be treated as having USRPI capital gain in an amount that, but for the disposition, would have been treated as USRPI capital gain.

Although the law is not clear on the matter, it appears that amounts the Company designates as retained capital gains in respect of the stock held by U.S. stockholders generally should be treated with respect to non-U.S. stockholders in the same manner as actual distributions by the Company of capital gain dividends. Under this approach, a non-U.S. stockholder would be able to offset as a credit against its U.S. federal income tax liability its proportionate share of the tax paid by the Company on such retained capital gains, and to receive from the IRS a refund to the extent the non-U.S. stockholder’s proportionate share of such tax paid by the Company exceeds its actual U.S. federal income tax liability, provided that the non-U.S. stockholder furnishes required information to the IRS on a timely basis, which may require the filing of a tax return with the IRS.

A non-U.S. stockholder generally will not incur tax under FIRPTA with respect to gain realized upon a disposition of our stock as long as the Company: (i) is not a “United States real property holding corporation” during a specified testing period; or (ii) is a domestically controlled qualified investment entity. There can be no certainty as to whether or not the Company will be a “United States real property holding corporation,” either at the effective time of the Mergers or in the future, and thus a non-U.S. stockholder should not assume that exception applies. A domestically controlled qualified investment entity includes a REIT, less than 50% of the value of which is held directly or indirectly by foreign persons at all times during a specified testing period. The Company believes that it will be a domestically controlled qualified investment entity, but because our stock will be publicly traded, it cannot assure you that it in fact will be a domestically controlled qualified investment entity. However, even if the Company were a “United States real property holding corporation” and it were not a domestically controlled qualified investment entity, a non-U.S. stockholder that owned, actually or constructively, 10% or less of the applicable class of our stock at all times during a specified testing period would not incur tax under FIRPTA if that class of our stock is “regularly traded” on an established securities market. Because the Company expects that its common stock will be regularly traded on an established securities market, a non-U.S. stockholder will not incur tax under FIRPTA with respect to any such gain unless it owns, actually or constructively, more than 10% of the applicable class of our stock. If the gain on the sale of our stock were taxed under FIRPTA, a non-U.S. stockholder would be taxed in the same manner as U.S. stockholders with respect to such gain, subject to applicable alternative minimum tax or a special alternative minimum tax in the case of nonresident alien individuals. Furthermore, a non-U.S. stockholder will incur tax on gain not subject to FIRPTA if: (i) the gain is effectively connected with the non-U.S. stockholder’s U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain; or (ii) the non-U.S. stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the non-U.S. stockholder will incur a 30% tax on his capital gains.

Qualified Shareholders

Subject to the exception discussed below, any distribution to a “qualified shareholder,” as defined below, who holds our stock directly or indirectly (through one or more partnerships) will not be subject to U.S. tax as income effectively connected with a U.S. trade or business and thus will not be subject to special withholding rules under FIRPTA. While a “qualified shareholder” will not be subject to FIRPTA withholding on REIT distributions, certain investors of a “qualified shareholder” (i.e., non-U.S. persons who hold interests in the “qualified shareholder” (other than interests solely as a creditor), and hold more than 10% of our stock (whether or not by reason of the investor’s ownership in the “qualified shareholder”)) may be subject to FIRPTA withholding.

In addition, a sale of our stock by a “qualified shareholder” who holds such stock directly or indirectly (through one or more partnerships) will not be subject to U.S. federal income taxation under FIRPTA. As with distributions, certain investors of a “qualified shareholder” (i.e., non-U.S. persons who hold interests in the “qualified shareholder” (other than interests solely as a creditor), and hold more than 10% of our stock (whether or not by reason of the investor’s ownership in the “qualified shareholder”)) may be subject to FIRPTA withholding on a sale of our stock.

A “qualified shareholder” is a foreign person that: (i) either is eligible for the benefits of a comprehensive income tax treaty which includes an exchange of information program and whose principal class of interests is listed and regularly traded on one or more recognized stock exchanges (as defined in such comprehensive income tax treaty), or is a foreign partnership that is created or organized under foreign law as a limited partnership in a jurisdiction that has an agreement for the exchange of information with respect to taxes with the United States and has a class of limited partnership units representing greater than 50% of the value of all the partnership units that are regularly traded on the NYSE or NASDAQ markets; (ii) is a qualified collective investment vehicle, as defined below; and (iii) maintains records on the identity of each person who, at any time during the foreign person’s taxable year, is the direct owner of 5% or more of the class of interests or units, as applicable, described in (i), above.

A qualified collective investment vehicle is a foreign person that: (i) would be eligible for a reduced rate of withholding under the comprehensive income tax treaty described above, even if such entity holds more than 10% of the stock of such REIT; (ii) is publicly traded, is treated as a partnership under the Code, is a withholding foreign partnership, and would be treated as a “United States real property holding corporation” if it were a domestic corporation; or (iii) is designated as such by the Secretary of the Treasury and is either (A) fiscally transparent within the meaning of Section 894 of the Code or (B) required to include dividends in its gross income, but is entitled to a deduction for distributions to its investors.

Qualified Foreign Pension Funds

Any distribution to a “qualified foreign pension fund” (or an entity all of the interests of which are held by a “qualified foreign pension fund”) who holds our stock directly or indirectly (through one or more partnerships) will not be subject to U.S. tax as income effectively connected with a U.S. trade or business and thus will not be subject to special withholding rules under FIRPTA. In addition, a sale of our stock by a “qualified foreign pension fund” that holds such stock directly or indirectly (through one or more partnerships) will not be subject to U.S. federal income taxation under FIRPTA.

A qualified foreign pension fund is any trust, corporation or other organization or arrangement: (i) which is created or organized under the law of a country other than the United States; (ii) which is established to provide retirement or pension benefits to participants or beneficiaries that are current or former employees (or persons designated by such employees) of one or more employers in consideration for services rendered; (iii) which does not have a single participant or beneficiary with a right to more than 5% of its assets or income; (iv) which is subject to government regulation and provides annual information reporting about its beneficiaries to the relevant tax authorities in the country in which it is established or operates; and (v) with respect to which, under the laws of the country in which it is established or operates, (A) contributions to such organization or arrangement that would otherwise be subject to tax under such laws are deductible or excluded from the gross income of such entity or taxed at a reduced rate or (B) taxation of any investment income of such organization or arrangement is deferred or such income is taxed at a reduced rate.

FATCA Withholding

Under the Foreign Account Tax Compliance Act, which we refer to as FATCA, a U.S. withholding tax at a 30% rate will be imposed on dividends paid on our stock to certain stockholders if certain disclosure requirements related to U.S. accounts or ownership are not satisfied. In addition, if those disclosure requirements are not satisfied, a U.S. withholding tax at a 30% rate will be imposed on proceeds from the sale of our stock after December 31, 2018 by certain stockholders. If payment of withholding taxes is required, stockholders that are otherwise eligible for an exemption from, or reduction of, U.S. withholding taxes with respect to such dividends and proceeds will be required to seek a refund from the IRS to obtain the benefit of such exemption or reduction. The Company will not pay any additional amounts in respect of any amounts withheld.

Information Reporting Requirements and Backup Withholding; Shares Held Offshore

The Company will report to its stockholders and to the IRS the amount of distributions it pays during each calendar year, and the amount of tax it withholds, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at a rate of 28% with respect to distributions unless the holder:

•	is a corporation or qualifies for certain other exempt categories and, when required, demonstrates this fact; or

•	provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

A stockholder who does not provide the Company with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder’s income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions to any U.S. stockholders who fail to certify their non-foreign status to the Company.

Backup withholding will generally not apply to payments of dividends made by the Company or its paying agents, in their capacities as such, to a non-U.S. stockholder, provided that the non-U.S. stockholder furnishes to the Company or its paying agent the required certification as to its non-U.S. status, such as providing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either the Company or its paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient. Payments of the net proceeds from a disposition or a redemption effected outside the United States by a non-U.S. stockholder made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) generally will apply to such a payment if the broker has certain connections with the U.S. unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. stockholder and specified conditions are met or an exemption is otherwise established. Payment of the net proceeds from a disposition by a non-U.S. stockholder of our stock made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the non-U.S. stockholder certifies under penalties of perjury that it is not a U.S. person and satisfies certain other requirements or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the stockholder’s U.S. federal income tax liability if certain required information is furnished to the IRS. Stockholders are urged to consult their own tax advisors regarding application of backup withholding to them and the availability of, and procedure for obtaining an exemption from, backup withholding.

Other Tax Consequences

Tax Aspects of the Company’s Investments in the Credit RE Operating Company, LLC and the Subsidiary Partnerships

The following discussion summarizes certain U.S. federal income tax considerations applicable to the Company’s direct or indirect investments in the Company OP and any subsidiary partnerships or limited liability companies that the Company forms or acquires interests in and that are treated as partnerships for U.S. federal income tax purposes, which we refer to, individually, as a Partnership and, collectively, as the Partnerships. The discussion does not cover state or local tax laws or any federal tax laws other than income tax laws. We will include in our income our proportionate share of Partnership items of income, gain, loss, deduction or credit for purposes of the REIT income tests, and will include our proportionate share of assets held by the Partnerships based on our capital interest in such partnerships (other than for purposes of the 10% value test, for which the determination of our interest in partnership assets will be based on our proportionate interest in any securities issued by the partnership, other than certain securities specifically excluded under the Code). Consequently, to the extent that we hold an equity interest in a Partnership, the Partnership’s assets and operations may affect our ability to qualify as a REIT, even though we may have no control, or have only limited influence, over the Partnership.

Classification as Partnerships.    The Company is entitled to include in its income its distributive share of each Partnership’s income and to deduct its distributive share of each Partnership’s losses only if such Partnership is classified for U.S. federal income tax purposes as a partnership (or an entity that is disregarded for U.S. federal income tax purposes if the entity has only one owner or member) rather than as a corporation or an association taxable as a corporation. An unincorporated domestic entity with at least two owners or members will be classified as a partnership, rather than as a corporation, for U.S. federal income tax purposes if it:

•	is treated as a partnership under the Treasury regulations relating to entity classification or the check-the-box regulations, as described below; and

•	is not a “publicly traded” partnership, as defined below.

Under the check-the-box regulations, an unincorporated domestic entity with at least two owners or members may elect to be classified either as an association taxable as a corporation or as a partnership. If such an entity fails to make an election, it generally will be treated as a partnership (or as an entity that is disregarded for U.S.

federal income tax purposes if the entity has only one owner or member) for U.S. federal income tax purposes. Each Partnership intends to be classified as a partnership for U.S. federal income tax purposes and no Partnership will elect to be treated as an association taxable as a corporation under the check-the-box regulations.

A publicly traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. A publicly traded partnership will not, however, be treated as a corporation for any taxable year if, for each taxable year beginning after December 31, 1987 in which it was classified as a publicly traded partnership, 90% or more of the partnership’s gross income for such year consists of certain passive-type income, including real property rents, gains from the sale or other disposition of real property, interest and dividends, or the 90% passive income exception. Treasury Regulations provide additional limited safe harbors from the definition of a publicly traded partnership. Pursuant to the private placement safe harbor, interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if: (i) all interests in the partnership were issued in a transaction or transactions that were not required to be registered under the Securities Act; and (ii) the partnership does not have more than 100 partners at any time during the partnership’s taxable year. In determining the number of partners in a partnership, a person owning an interest in a partnership, grantor trust or S corporation that owns an interest in the partnership is treated as a partner in such partnership only if: (i) substantially all of the value of the owner’s interest in the entity is attributable to the entity’s direct or indirect interest in the partnership; and (ii) a principal purpose of the use of the entity is to permit the partnership to satisfy the 100-partner limitation. Each Partnership is expected to qualify for treatment as a partnership for U.S. federal income tax purposes pursuant to the 90% passive income exception or the private placement safe harbor. The Company has not requested, and does not intend to request, a ruling from the IRS that the Partnerships will be classified as partnerships for U.S. federal income tax purposes.

If, for any reason, a Partnership in which the Company owned more than 10% of the equity were taxable as a corporation, rather than as a partnership, for U.S. federal income tax purposes, the Company likely would not be able to qualify as a REIT unless it qualified for certain relief provisions. Refer to the sections entitled “—Requirements for Qualification—Gross Income Tests” and “—Requirements for Qualification—Asset Tests.” In addition, any change in a Partnership’s status for tax purposes might be treated as a taxable event, in which case the Company might incur tax liability without any related cash distribution. Refer to the section entitled “—Requirements for Qualification—Distribution Requirements.” Further, items of income and deduction of such Partnership would not pass through to its partners, and its partners would be treated as stockholders for tax purposes. Consequently, such Partnership would be required to pay income tax at corporate rates on its net income and distributions to its partners would constitute dividends that would not be deductible in computing such Partnership’s taxable income.

Income Taxation of the Partnerships and their Partners

Partners, Not the Partnerships, Subject to Tax.    A partnership generally is not a taxable entity for U.S. federal income tax purposes. Rather, the Company is required to take into account its allocable share of each Partnership’s income, gains, losses, deductions and credits for any taxable year of such Partnership ending within or with the Company’s taxable year, without regard to whether the Company has received or will receive any distribution from such Partnership. For taxable years beginning after December 31, 2017, however, the tax liability for adjustments to a Partnership’s tax returns made as a result of an audit by the IRS will be imposed on the Partnership itself in certain circumstances absent an election to the contrary.

Partnership Allocations.    Although a partnership agreement generally will determine the allocation of income and losses among partners, such allocations will be disregarded for tax purposes if they do not comply with the provisions of the U.S. federal income tax laws governing partnership allocations. If an allocation is not recognized for U.S. federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. Each Partnership’s allocations of taxable income, gain and loss are intended to comply with the requirements of the U.S. federal income tax laws governing partnership allocations.

Tax Allocations With Respect to Contributed Properties.    Income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in a tax-deferred transaction or contributed property in exchange for an interest in the partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss, or built-in gain or built-in loss, respectively, is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution, or a book-tax difference. Such allocations are solely for U.S. federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The U.S. Treasury Department has issued regulations requiring partnerships to use a “reasonable method” for allocating items with respect to which there is a book-tax difference and outlining several reasonable allocation methods.

Basis in Partnership Interest.    The Company’s adjusted tax basis in any Partnership generally will be equal to:

•	the amount of cash and the basis of any other property contributed by the Company to the Partnership;

•	increased by the Company’s allocable share of the Partnership’s income and its allocable share of indebtedness of the Partnership; and

•	reduced, but not below zero, by the Company’s allocable share of the Partnership’s loss and the amount of cash distributed to the Company and by constructive distributions resulting from a reduction in the Company’s share of indebtedness of the Partnership.

If the allocation of the Company’s distributive share of the Partnership’s loss would reduce the adjusted tax basis of the Company’s partnership interest below zero, the recognition of such loss will be deferred until such time as the recognition of such loss would not reduce the Company’s adjusted tax basis below zero. To the extent that the Partnership’s distributions or any decrease in the Company’s share of the indebtedness of the Partnership, which is considered a constructive cash distribution to the partners, would reduce the Company’s adjusted tax basis below zero, such distributions or decreases will constitute taxable income to the Company. Such distributions and constructive distributions normally will be characterized as long-term capital gain.

Depreciation Deductions Available to Partnerships.    The Partnership’s initial basis in contributed properties acquired in exchange for units of the Partnership should be the same as the transferor’s basis in such properties on the date of acquisition. Although the law is not entirely clear, the Partnership generally will depreciate such property for U.S. federal income tax purposes over the same remaining useful lives and under the same methods used by the transferors. The Partnership’s tax depreciation deductions will be allocated among the partners in accordance with their respective interests in the Partnership, except to the extent that the Partnership is required under the U.S. federal income tax laws governing partnership allocations to use another method for allocating tax depreciation deductions attributable to contributed or revalued properties, which could result in the Company receiving a disproportionate share of such deductions.

Sale of a Partnership’s Property

Generally, any gain realized by a Partnership on the sale of property held by the Partnership for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. Any gain or loss recognized by a Partnership on the disposition of contributed properties will be allocated first to the partners of the Partnership who contributed such properties to the extent of their built-in gain or loss on those properties for U.S. federal income tax purposes. The partners’ built-in gain or loss on such contributed properties will equal the difference between the partners’ proportionate share of the book value of those properties and the partners’ tax basis allocable to those properties at the time of the contribution. Any remaining gain or loss recognized by the Partnership on the disposition of the contributed properties, and any gain or loss recognized by the Partnership on the disposition of the other properties, will be allocated among the partners in accordance with their respective percentage interests in the Partnership.

The Company’s share of any gain realized by a Partnership on the sale of any property held by the Partnership as inventory or other property held primarily for sale to customers in the ordinary course of the Company’s or the Partnership’s trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income also may have an adverse effect upon the Company’s ability to satisfy the income tests for REIT status. Refer to the section entitled “—Requirements for Qualification—Gross Income Tests.” The Company, however, does not presently intend to acquire or hold or to allow any Partnership to acquire or hold any property that represents inventory or other property held primarily for sale to customers in the ordinary course of the Company’s or such Partnership’s trade or business.

Legislative or Other Actions Affecting REITs

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. We cannot give you any assurances as to whether, or in what form, any proposals affecting REITs or their stockholders will be enacted. Changes to the U.S. federal tax laws and interpretations thereof could adversely affect an investment in our stock. Legislative and regulatory changes, including comprehensive tax reform, may be more likely in the 115th Congress, which convened in January 2017, because the Presidency and both Houses of Congress are controlled by the same political party. Investors should consult with their tax advisors regarding the effect of potential changes to the federal tax laws and on an investment in our stock.

State, Local and Foreign Taxes

The Company and/or you may be subject to taxation by various states, localities and foreign jurisdictions, including those in which the Company or a stockholder transacts business, owns property or resides. The state, local and foreign tax treatment may differ from the U.S. federal income tax treatment described above. Consequently, you are urged to consult your tax advisors regarding the effect of state, local and foreign tax laws upon an investment in our stock.

THE COMBINATION AGREEMENT

This section describes the material provisions of the combination agreement, which is attached as Annex A to this joint proxy statement/prospectus and is incorporated herein by reference.

This summary may not contain all of the information about the combination agreement that is important to you. Each of the Company, NorthStar I and NorthStar II urges you to read carefully the full text of the combination agreement because it is the principal document that governs the Combination and related transactions contemplated by the combination agreement. The combination agreement is not intended to provide you with any factual information about any of the Company, NorthStar I and NorthStar II, the other parties thereto or any of their respective subsidiaries. In particular, the assertions embodied in the representations and warranties contained in the combination agreement (and summarized below) are qualified by information that each of the NorthStar Companies had filed with the SEC prior to the date of the combination agreement, as well as by certain disclosure letters that each of CLNS OP, NorthStar I and NorthStar II delivered to the other parties to the combination agreement at the time the combination agreement was executed. The disclosure letters modify, qualify and create exceptions to certain representations, warranties and covenants or obligations that are set forth in the combination agreement. Some of those representations, warranties and covenants or obligations (i) may not be accurate or complete as of any specified date, (ii) may apply contractual standards of materiality in a way that is different from what may be viewed as material by investors or from standards of materiality generally applicable under the U.S. federal securities laws, and (iii) may not be intended as statements of fact, but rather as a way of allocating risk among the parties to the combination agreement.

Accordingly, the representations, warranties and covenants or obligations and other provisions of the combination agreement and the description of such provisions in this joint proxy statement/prospectus should not be read alone but instead should be read in conjunction with the other information contained in the reports, statements and filings that each of the NorthStar Companies files with the SEC and the other information in this joint proxy statement/prospectus. Refer to the section entitled “Where You Can Find More Information” beginning on page 358 of this joint proxy statement/prospectus.

The rights and obligations of the parties to the combination agreement are governed by the express terms and conditions of the combination agreement and not by this summary or any other information contained in this joint proxy statement/prospectus. This summary is qualified in its entirety by reference to the combination agreement.

The Combination and Related Transactions

The Contributions

Prior to the effective time of the NorthStar I merger and NorthStar II merger, (i) CLNS OP will contribute and convey to the Company, and the Company will accept from CLNS OP, the CLNS OP Contributed Entities and (ii) immediately following the CLNS OP Contribution, RED REIT will contribute and convey to the Company OP, and the Company OP will accept from RED REIT, the RED REIT Contributed Entities, which contributions are described below.

The CLNS OP Contribution

Upon the terms and subject to the satisfaction or waiver of the conditions of the combination agreement, CLNS OP will contribute and convey, or cause its subsidiaries to contribute and convey, to the Company, and the Company will accept from CLNS OP and is subsidiaries, all rights, title and interests of CLNS OP or such subsidiary in and to the equity interests of each of the CLNS OP Contributed Entities.

In consideration for the CLNS OP Contribution, the Company will issue to CLNS OP (for the benefit of CLNS OP and its subsidiaries) at the closing 44,399,444 shares of the Company class A common stock in the event of an IPO, or, in the event of a Listing, 44,399,444 shares of Company class B-3 common stock. At the closing, the Company will repurchase the shares of the Company class A common stock owned by CLNS immediately prior to the CLNS OP Contribution for $1,000 in cash.

The RED REIT Contribution

Upon the terms and subject to the satisfaction or waiver of the conditions of the combination agreement, immediately following the CLNS OP Contribution, RED REIT will contribute and convey, or cause its subsidiaries to contribute and convey, to the Company OP, and the Company OP will accept from RED REIT and its subsidiaries, all rights, title and interests of RED REIT or such subsidiary in and to the equity interests of each of the RED REIT Contributed Entities.

In consideration for the RED REIT Contribution, the Company OP will issue to RED REIT (for the benefit of RED REIT and its subsidiaries) at the closing 3,075,623 Company OP Units.

The NorthStar I Merger and the NorthStar II Merger

Immediately following the contributions described above, the NorthStar I merger and the NorthStar II merger will occur. Pursuant to the combination agreement, each of the Mergers and related transactions contemplated by the combination agreement to be completed at closing will occur only if all of such transactions are completed at closing.

The NorthStar I Merger

Upon the terms and subject to the satisfaction or waiver of the conditions of the combination agreement and in accordance with the MGCL, NorthStar I will merge with and into the Company, with the Company surviving the merger and continuing its corporate existence under the laws of the State of Maryland.

At the effective time of the NorthStar I merger, each share of NorthStar I common stock issued and outstanding immediately prior to such effective time will be automatically cancelled and converted into the right to receive 0.3532, which we refer to as the NorthStar I exchange ratio, shares of (i) in the event of a Listing, Company class A common stock, and (ii) in the event of an IPO, Company common stock classified as follows: (x) 0.0530 shares of Company class B-1 common stock; and (y) 0.3002 shares of Company class B-2 common stock, which such Company class B-1 common stock and Company class B-2 common stock are convertible on a one-for-one basis into Company class A common stock as described in, and in accordance with, the Company charter.

The NorthStar I exchange ratio will be adjusted proportionately to reflect the effect of certain events described in the combination agreement that occur after the date of the combination agreement and prior to the effective time of the NorthStar I merger including, for example, if NorthStar I paid a dividend in excess of the $0.001917808 per share daily dividend permitted by the combination agreement.

The NorthStar II Merger

Upon the terms and subject to the satisfaction or waiver of the conditions of the combination agreement and in accordance with the MGCL, NorthStar II will merge with and into the Company, with the Company surviving the merger and continuing its corporate existence under the laws of the State of Maryland.

At the effective time of the NorthStar II merger, each share of NorthStar II common stock issued and outstanding as of immediately prior to such effective time will be automatically cancelled and converted into the right to receive 0.3511, which we refer to as the NorthStar II exchange ratio, shares of (i) in the event of a Listing, Company class A common stock, and (ii) in the event of an IPO, Company common stock classified as follows: (x) 0.0527 shares of Company class B-1 common stock; and (y) 0.2984 shares of Company class B-2 common stock, which such Company class B-1 common stock and Company class B-2 common stock are convertible on a one-for-one basis into Company class A common stock as described in, and in accordance with, the Company charter.

The NorthStar II exchange ratio will be adjusted proportionately to reflect the effect of certain events described in the combination agreement that occur after the date of the combination agreement and prior to the effective time of the NorthStar II merger, including, for example, if NorthStar II paid a dividend in excess of the $0.001917808 per share daily dividend permitted by the combination agreement.

OP Unit Cancellations and Redemptions

The NorthStar I OP Unit Cancellation and Redemption

Immediately prior to the liquidating trust distribution, if any, and the Company Contribution, each “Special Partnership Unit” of NorthStar I OP owned by NorthStar OP Holdings, LLC will be cancelled, and each “Partnership Unit” of NorthStar I OP owned by NS Real Estate Income Trust Advisor, LLC will be redeemed by NorthStar I OP for $9.10 in cash (and the total value that NS Real Estate Income Trust Advisor, LLC will receive as a result of the redemption is approximately $910).

The NorthStar II OP Unit Cancellation and Redemption

Immediately prior to the Company Contribution, each “Special Partnership Unit” of NorthStar II OP owned by NorthStar OP Holdings II, LLC will be cancelled, and each “Partnership Unit” of NorthStar II OP owned by NorthStar Real Estate Income Advisor II, LLC will be redeemed by NorthStar II OP for $9.04 in cash (and the total value that NorthStar Real Estate Income Advisor II, LLC will receive as a result of the redemption is approximately $904).

Company Contribution

Immediately following the Mergers, the Company will contribute and convey to the Company OP, and the Company OP will accept from the Company, the CLNS OP Contributed Entities, NorthStar I OP (which will be converted to a limited liability company) and NorthStar II OP (which will be converted to a limited liability company), which we refer to as the Company Contribution. In consideration for the Company Contribution, the Company OP will issue to the Company an aggregate number of Company OP Units equal to the sum of (i) 44,399,444, (ii) the aggregate number of shares of Company common stock issued in respect of the issued and outstanding shares of NorthStar I common stock in connection with the NorthStar I merger, and (iii) the aggregate number of shares of Company common stock issued in respect of the issued and outstanding shares of NorthStar II common stock in connection with the NorthStar II merger.

Treatment of NorthStar I Restricted Common Stock

At the effective time of the NorthStar I merger, each outstanding share of NorthStar I restricted common stock granted under the NorthStar I Long-Term Incentive Plan, will vest in connection with the consummation of the NorthStar I merger, and the holder thereof will be entitled to receive that number of shares of Company common stock represented by such vested number of shares of NorthStar I restricted common stock multiplied by the NorthStar I exchange ratio, classified as follows: (i) in the event of a Listing, 100% as Company class A common stock, and (ii) in the event of an IPO: (x) 15% as Company class B-1 common stock; and (y) 85% as Company class B-2 common stock.

Treatment of NorthStar II Restricted Common Stock

At the effective time of the NorthStar II merger, each outstanding share of NorthStar II restricted common stock granted under the NorthStar II Long-Term Incentive Plan, will vest in connection with the consummation of the NorthStar II merger, and the holder thereof will be entitled to receive that number of shares of Company common stock represented by such vested number of shares of NorthStar II restricted common stock multiplied by the NorthStar II exchange ratio, classified as follows: (i) in the event of a Listing, 100% as Company class A common stock, and (ii) in the event of an IPO: (x) 15% as Company class B-1 common stock; and (y) 85% as Company class B-2 common stock.

Board of Directors

Prior to the completion of the Combination, the parties will take all actions necessary so that, as of the completion of the Combination, the Company board of directors will consist of seven members, including four independent directors.

The Closing of the Combination

The completion of the Combination will occur only if all the closing conditions contained in the combination agreement have been satisfied or waived. The Mergers will be completed legally at the time the appropriate articles of merger have been duly filed with and accepted for record by the State Department of Assessments and Taxation of Maryland, or at such later date or time as the parties may agree (not to exceed 30 days following such acceptance for record) and specified in the articles of merger. As of the date of this joint proxy statement/prospectus, the Company, NorthStar I and NorthStar II expect that the closing of the Combination will occur in the first quarter of 2018. However, there can be no assurance as to when or if the Combination or the other transactions contemplated by the combination agreement, including the Mergers, will occur.

It is intended that the CLNS OP Contribution, the RED REIT Contribution and each of the Mergers will be consummated at the closing of the Combination, in the order described above, and the parties intend that none of the CLNS OP Contribution, the RED REIT Contribution or the Mergers will be consummated unless each of them occurs in connection with the closing of the Combination.

If the closing is not completed by the close of business on the date that is the nine-month anniversary of the later receipt of the NorthStar I stockholder approval and the receipt of the NorthStar II stockholder approval, the Combination may be terminated by any of CLNS OP, NorthStar I or NorthStar II, unless the party seeking to terminate the combination agreement has failed to comply with its obligations under the combination agreement and such failure has been the cause of, or materially contributed to, the failure of the closing to occur on or before such date.

Exchange of Shares

Prior to the closing of the Combination, the Company will enter into an agreement with a bank or trust company, which we refer to as the exchange agent, designated by CLNS OP that is reasonably acceptable to the other parties. Such agreement will outline the procedures by which the Company will deposit with the exchange agent, for the benefit of the NorthStar I and NorthStar II stockholders and certain participants in the NorthStar I Long-Term Incentive Plan and the NorthStar II Long-Term Incentive Plan (a) the shares of Company common stock to be issued to the NorthStar I and NorthStar II stockholders pursuant to the combination agreement, and (b) cash in an amount sufficient to pay cash in lieu of any fractional shares. Prior to the effective time of the Mergers, NorthStar I and NorthStar II will deposit with the exchange agent or their respective transfer agent for further payment to the holders of NorthStar I common stock and NorthStar II common stock an amount in cash, or units or other securities of the liquidating trust (if any), equal to any dividend or other distribution previously declared in respect of the NorthStar I common stock or the NorthStar II common stock for any record date prior to the effective time of the respective Merger in accordance with the combination agreement, including any extraordinary dividend and any distributing party special dividend, that was not already paid to holders of NorthStar I common stock or NorthStar II common stock, as applicable.

Promptly after the effective time of the Mergers, the Company will cause the exchange agent to mail or otherwise provide to each holder of record of certificate(s) representing shares of NorthStar I common stock and NorthStar II common stock, as applicable, that were converted into the right to receive shares of Company common stock and cash in lieu of fractional shares, which we refer to as the merger consideration, as well as any dividends or other distributions to be paid as described above:

•	a letter of transmittal (which will specify that delivery will be effected, and risk of loss and title to certificate(s) will pass, only upon delivery of certificate(s) (or affidavits of loss in lieu of such certificate(s)) to the exchange agent); and

•	instructions for use in surrendering certificate(s) representing shares of NorthStar I common stock and NorthStar II common stock, as applicable, in exchange for the applicable merger consideration and any dividends or other distributions to be paid to such holder.

Upon proper surrender of a certificate of shares of NorthStar I common stock or NorthStar II common stock, as applicable, for exchange and cancellation to the exchange agent, together with such properly completed and duly executed letter of transmittal (or upon proper delivery of an “agent’s message” with respect to book-entry shares), the holder of such certificate will be entitled to receive in exchange therefor, as applicable: (i) either a new certificate or, at the Company’s option, evidence of shares in book entry form, representing that number of shares of Company common stock to which such holder is entitled; (ii) a check representing the amount of any cash in lieu of any fractional shares that such holder has the right to receive; and (iii) to the extent deposited with the exchange agent, any dividends or other distributions that the holder thereof has the right to receive pursuant to the combination agreement, and such certificate or certificates so surrendered will be cancelled. No interest will be paid or accrued on any cash in lieu of fractional shares or any dividends or other distributions payable to holders of certificates of shares of NorthStar I common stock or NorthStar II common stock, as applicable. Until surrendered, each such certificate will be deemed at any time after the applicable effective time of the Mergers to represent only the right to receive, upon surrender, the merger consideration and, to the extent deposited with the exchange agent, any cash in respect of dividends or other distributions as described above.

No Fractional Shares

No fractional shares of Company common stock will be issued in the Mergers. Any fractional interest in such shares will entitle the holder thereof to receive, in lieu of such fractional share, an amount in cash (without interest, rounded to the nearest cent) determined by multiplying (i) (A) in the event of an IPO, the public offering price per share of Company class A common stock or (B) in the event of a Listing, the volume weighted average price of a share of Company class A common stock on the applicable national securities exchange for the five full trading days immediately following the day the shares of Company class A common stock commence trading on such national securities exchange, by (ii) the fraction (rounded to the nearest thousandth when expressed in decimal form) of a share of Company common stock that such holder would otherwise be entitled to receive pursuant to the combination agreement.

Withholding

All payments made with respect to the merger consideration will be paid without interest and may be net of such amounts as is required to be deducted and withheld with respect to the making of such payment under the tax code or any provision of state, local or foreign tax law.

Representations and Warranties

The combination agreement contains generally reciprocal representations and warranties for each of CLNS OP, NorthStar I and NorthStar II, except as otherwise indicated below. The representations and warranties are subject, in some cases, to specified exceptions and qualifications contained in the combination agreement, information contained in public filings with the SEC made by NorthStar I and NorthStar II prior to the date of the combination agreement and information in the disclosure letters delivered by each of CLNS OP, NorthStar I and NorthStar II to the other parties at the time the combination agreement was executed.

Each of CLNS OP, NorthStar I and NorthStar II makes representations and warranties with respect to itself and its business (and in the case of CLNS OP, the Contributed Entities) regarding, among other things:

•	organization, standing and authority;

•	power and authority to conduct business and perform obligations under the combination agreement;

•	due authorization, execution, delivery and validity and enforceability of the combination agreement;

•	absence of conflicts with, or violations of, organizational documents, other contracts and applicable laws created by the entry into, and performance of obligations under, the combination agreement;

•	required regulatory filings, third party and regulatory consents and approvals of governmental authorities;

•	absence of undisclosed liabilities;

•	absence of litigation and investigations;

•	compliance with applicable laws and permits;

•	certain material contracts and the absence of defaults related to such contracts;

•	absence of any employees;

•	tax matters;

•	certain owned mortgage backed securities;

•	certain loans and loan files;

•	certain equity interests in real estate private equity funds;

•	brokers’, investment bankers’, financial advisors’ or other similar fees;

•	intellectual property;

•	real properties and major leases;

•	inapplicability of Investment Company Act matters;

•	accuracy of information supplied or to be supplied for use in the Form S-4 and this joint proxy statement/prospectus; and

•	environmental matters.

NorthStar I and NorthStar II also make representations and warranties with respect to itself and its business regarding, among other things:

•	capitalization;

•	ownership and qualification (to conduct business) and good standing of significant subsidiaries;

•	accuracy of SEC filings and financial statements;

•	internal accounting controls, compliance with the Sarbanes-Oxley Act and the absence of improper payments and off-balance sheet arrangements;

•	absence of certain changes from December 31, 2016 through the date of the combination agreement;

•	REIT qualification;

•	receipt of the opinions of financial advisors;

•	inapplicability of state takeover statues to the Mergers;

•	reorganization characterization and treatment of the Mergers;

•	certain transactions with related parties; and

•	compliance with each of NorthStar I’s and NorthStar II’s distribution reinvestment plan and share repurchase program, as applicable.

The combination agreement also contains certain representations and warranties with respect to the Company and the Company OP, including organization, capitalization and authority with respect to the execution and delivery of the combination agreement.

Many of the representations and warranties in the combination agreement are qualified by a “materiality” or “material adverse effect” standard (that is, they will be deemed to be true and correct unless their failure to be true or correct, individually or in the aggregate, has resulted in or would reasonably be expected to result in a material adverse effect). In addition, certain of the representations and warranties in the combination agreement are subject to knowledge qualifications, which means that those representations and warranties would not be deemed untrue or incorrect as a result of matters of which certain officers of the party making the representation did not have actual knowledge. For the purposes of the combination agreement, “material adverse effect” means, with respect to any of the Contributed Entities, NorthStar I or NorthStar II, any change, event, development, circumstance, condition, occurrence or effect that, individually or in the aggregate with any other change, event, development, circumstance, condition, occurrence or effect: (i) prevents or materially delays the consummation of the transactions contemplated by the combination agreement; or (ii) has a material adverse effect on the financial condition, results of operations or business of the Contributed Entities, NorthStar I and its subsidiaries or NorthStar II and its subsidiaries, as applicable, taken as a whole, excluding the impact of:

•	changes, after the date of the combination agreement, in laws of general applicability to companies in the industries in which the Contributed Entities, NorthStar I and its subsidiaries or NorthStar II and its subsidiaries, as applicable, operate or changes, after the date of the combination agreement, in the authoritative and publicly available interpretation thereof by governmental authorities;

•	changes, after the date of the combination agreement, in U.S. GAAP or applicable regulatory accounting requirements or authoritative and publicly available interpretations thereof;

•	changes, after the date of the combination agreement, in prevailing interest rates or other financial, economic or market conditions affecting the real estate market, the investment or asset management business or the market for alternative asset managers or REIT advisors generally;

•	actions or omissions of a party to the combination agreement required by the combination agreement or, if otherwise prohibited by the combination agreement, actions or omissions taken with the prior written consent of the other parties to the combination agreement;

•	the announcement or existence of the combination agreement and the transactions contemplated by the combination agreement (including the impact thereof on relationships with customers, clients, partners and joint venturers);

•	changes, after the date of the combination agreement, in U.S. or non-U.S. political conditions (including the outbreak of war or acts of terrorism or the worsening of existing hostilities or other conflicts);

•	changes, after the date of the combination agreement, relating to natural disasters, outbreak of disease or other force majeure events;

•	any failure, in and of itself, by the Contributed Entities, NorthStar I or NorthStar II, as applicable, to meet any estimates of revenues, earnings or other measure of financial performance for any period after the date of the combination agreement, but not the underlying causes thereof (the impact of which may, unless the impact thereof is otherwise excluded, be considered in determining whether a material adverse effect has occurred); or

•	solely in respect of NorthStar I, NorthStar I’s compliance with the provisions of the combination agreement relating to the sale of the NorthStar I excluded asset and the distribution to NorthStar I stockholders of liquidating trust units;

except, in the cases of the first, second, third, sixth or seventh bullet points above, to the extent the effects of such change, event, development, circumstance, condition, occurrence or effect are materially disproportionately adverse to the financial condition, results of operations or business, of the Contributed Entities, NorthStar I and its subsidiaries or NorthStar II and its subsidiaries, as applicable, taken as a whole, as compared to other companies in the industry in which the Contributed Entities, NorthStar I and its subsidiaries or NorthStar II and its subsidiaries, as applicable, operate.

Conditions to Completion of the Combination

Mutual Closing Conditions

The obligation of each the NorthStar I parties, the NorthStar II parties, the CLNS parties and the Company parties to effect the Combination is subject to the fulfillment or written waiver, at or prior to the closing, of the following conditions:

•	receipt of the NorthStar I stockholder approval and each of the NorthStar I first charter amendment and the NorthStar I second charter amendment has become effective pursuant to the MGCL;

•	receipt of the NorthStar II stockholder approval and the NorthStar II charter amendment has become effective pursuant to the MGCL;

•	receipt of all requisite regulatory approvals;

•	the absence of any statute, rule, regulation, judgment, decree, injunction or other order by any governmental authority preventing, enjoining, prohibiting or making illegal the consummation of the Combination;

•	effectiveness of the registration statement of which this joint proxy statement/prospectus forms a part and no stop order suspending the effectiveness of the registration statement having been issued or proceedings for that purpose having been initiated or threatened by the SEC; and

•	the shares of the Company class A common stock have been approved for listing on a national securities exchange, in connection with either an IPO or a Listing of such shares on such national securities exchange.

Additional Closing Conditions for the Benefit of NorthStar I

The obligation of NorthStar I to consummate the NorthStar I merger is also subject to the fulfillment or written waiver, before the closing, of each of the following conditions:

•	the accuracy in all material respects as of the date of the combination agreement and as of the date of the closing (except that representations and warranties that address matters only as of a particular date, are required to be true and correct only as of such particular date) of certain representations and warranties made in the combination agreement by the NorthStar II parties (disregarding any qualification in the text of the relevant representation or warranty as to materiality or material adverse effect) regarding certain aspects of their organization, standing and authority, capitalization, significant subsidiaries, power and authority, due authorization and execution and financial advisors;

•	the accuracy in all respects as of the date of the combination agreement and as of the date of the closing of certain representations and warranties made in the combination agreement by the NorthStar II parties regarding the absence of certain changes, which are subject to a material adverse effect qualification;

•	the accuracy of all other representations and warranties made in the combination agreement by the NorthStar II parties (disregarding any materiality or material adverse effect qualifications contained in such representations and warranties) as of the date of the closing (except that representations and warranties that address matters only as of a particular date, are required to be true and correct only as of such particular date), except for any such inaccuracies that have not resulted in a material adverse effect on NorthStar II and its subsidiaries, taken as a whole;

•	the accuracy in all material respects as of the date of the combination agreement and as of the date of the closing (except that representations and warranties that address matters only as of a particular date, are required to be true and correct only as of such particular date) of certain representations and warranties made in the combination agreement by the CLNS parties (disregarding any qualification in the text of the relevant representation or warranty as to materiality or material adverse effect) regarding certain aspects of its organization, standing and authority, power and authority, due authorization and execution and financial advisors;

•	the accuracy of all other representations and warranties made in the combination agreement by the CLNS parties (disregarding any materiality or material adverse effect qualifications contained in such representations and warranties) as of the date of the closing (except that representations and warranties that address matters only as of a particular date, are required to be true and correct only as of such particular date), except for any such inaccuracies that have not resulted in a material adverse effect on the Contributed Entities, taken as a whole;

•

the accuracy in all material respects as of the date of the combination agreement and as of the date of the closing (except that representations and warranties that address matters only as of a particular date, are required to be true and correct only as of such particular date) of the representations and warranties made in the combination agreement by the CLNS parties and the Company parties in respect of the Company parties (disregarding any qualification in the text of the relevant representation or warranty as to materiality);

•	each of the NorthStar II parties, the CLNS parties and the Company parties must have complied with and performed in all material respects all obligations required to be complied with and performed under the combination agreement by them on or before the closing;

•	receipt by NorthStar I of certificates signed by an appropriate officer of each of the NorthStar II parties, the CLNS parties and the Company parties certifying that the conditions of such party relating to the representations and warranties and covenants of such party are satisfied;

•	CLNS OP and the Company will have entered into a stockholders agreement substantially in the form as attached to the combination agreement;

•	receipt by NorthStar I of:

•	with respect to the Company, a written opinion of counsel, dated as of the date of the effective time of the NorthStar I merger, to the effect that, commencing with its taxable year which includes the effective time of the NorthStar I merger (and any prior taxable year as to which the Company has elected to be taxed as a REIT under the Code), the Company has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and its actual and proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT for its taxable year that includes the effective time of the NorthStar I merger and subsequent taxable years; and

•	with respect to NorthStar II, a written opinion of counsel, dated as of the date of the effective time of the NorthStar I merger, to the effect that, commencing with its taxable year ended December 31, 2013, through the effective time of the NorthStar I merger, NorthStar II has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and its actual method of operation through the effective time of the NorthStar I merger will enable it to meet the requirements for qualification and taxation as a REIT for the taxable year ended with the effective time of the NorthStar II merger;

•	receipt by NorthStar I of a written opinion of counsel, dated as of the date of the NorthStar I merger, to the effect that the NorthStar I merger will qualify as a reorganization within the meaning of Section 368(a)(1) of the Code; and

•	since the date of the combination agreement, no material adverse effect with respect to NorthStar II or the Contributed Entities has occurred.

Additional Closing Conditions for the Benefit of NorthStar II

The obligation of NorthStar II to consummate the NorthStar II merger is also subject to the fulfillment or written waiver, before the closing, of each of the following conditions:

•

the accuracy in all material respects as of the date of the combination agreement and as of the date of the closing (except that representations and warranties that address matters only as of a particular date, are required to be true and correct only as of such particular date) of certain representations and warranties made in the combination agreement by the NorthStar I parties (disregarding any qualification in the text of the relevant representation or warranty as to materiality or material adverse effect) regarding certain aspects of its organization, standing and authority, capitalization, significant subsidiaries, power and authority, due authorization and execution and financial advisors;

•	the accuracy in all respects as of the date of the combination agreement and as of the date of the closing of certain representations and warranties made in the combination agreement by the NorthStar I parties regarding the absence of certain changes, which are subject to a material adverse effect qualification;

•	the accuracy of all other representations and warranties made in the combination agreement by the NorthStar I parties (disregarding any materiality or material adverse effect qualifications contained in such representations and warranties) as of the date of the closing (except that representations and warranties that address matters only as of a particular date, are required to be true and correct only as of such particular date), except for any such inaccuracies that have not resulted in a material adverse effect on NorthStar I and its subsidiaries, taken as a whole;

•	the accuracy in all material respects as of the date of the combination agreement and as of the date of the closing (except that representations and warranties that address matters only as of a particular date, are required to be true and correct only as of such particular date) of certain representations and warranties made in the combination agreement by the CLNS parties (disregarding any qualification in the text of the relevant representation or warranty as to materiality or material adverse effect) regarding certain aspects of its organization, standing and authority, power and authority, due authorization and execution and financial advisors;

•	the accuracy of all other representations and warranties made in the combination agreement by the CLNS parties (disregarding any materiality or material adverse effect qualifications contained in such representations and warranties) as of the date of the closing (except that representations and warranties that address matters only as of a particular date, are required to be true and correct only as of such particular date), except for any such inaccuracies that have not resulted in a material adverse effect on the Contributed Entities, taken as a whole;

•	the accuracy in all material respects as of the date of the combination agreement and as of the date of the closing (except that representations and warranties that address matters only as of a particular date, which are required to be true and correct as of such particular date) of the representations and warranties made in the combination agreement by the CLNS parties and the Company parties in respect of the Company parties (disregarding any qualification in the text of the relevant representation or warranty as to materiality);

•	each of the NorthStar I parties, the CLNS parties and the Company parties must have complied with and performed in all material respects all obligations required to be complied with and performed under the combination agreement by them on or before the closing;

•	receipt by NorthStar II of certificates signed by an appropriate officer of each of the NorthStar I parties, the CLNS parties and the Company parties certifying that the conditions of such party relating to the representations and warranties and covenants of such party are satisfied;

•	CLNS OP and the Company will have entered into a stockholders agreement substantially in the form as attached to the combination agreement;

•	receipt by NorthStar II of:

•

with respect to the Company, a written opinion of counsel, dated as of the date of the effective time of the NorthStar II merger, to the effect that, commencing with its taxable year which includes the effective time of the NorthStar II merger (and any prior taxable year as to which the Company has elected to be taxed as a REIT under the Code), the Company has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and its actual and proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT for its taxable year that includes the effective time of the NorthStar II merger and subsequent taxable years; and

•	with respect to NorthStar I, a written opinion of counsel, dated as of the date of the effective time of the NorthStar II merger, to the effect that, commencing with its taxable year ended December 31, 2010, through the effective time of the NorthStar II merger, NorthStar I has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and its actual method of operation through the effective time of the NorthStar II merger will enable it to meet the requirements for qualification and taxation as a REIT for the taxable year ended with the effective time of the NorthStar II merger;

•	receipt by NorthStar II of a written opinion of counsel, dated as of the date of the NorthStar II merger, to the effect that the NorthStar II merger will qualify as a reorganization within the meaning of Section 368(a)(1) of the Code; and

•	since the date of the combination agreement, no material adverse effect with respect to NorthStar I or the Contributed Entities has occurred.

Additional Closing Conditions for the Benefit of CLNS OP, RED REIT and the Company

The obligation of CLNS OP to consummate the CLNS OP Contribution, RED REIT to consummate the RED REIT Contribution and the Company to consummate the Mergers is also subject to the fulfillment or written waiver, before the closing, of each of the following conditions:

•	the accuracy in all material respects as of the date of the combination agreement and as of the date of the closing (except that representations and warranties that address matters only as of a particular date, are required to be true and correct only as of such particular date) of certain representations and warranties made in the combination agreement by the NorthStar I parties and the NorthStar II parties (disregarding any qualification in the text of the relevant representation or warranty as to materiality or material adverse effect) regarding certain aspects of their organization, standing and authority, capitalization, significant subsidiaries, power and authority, due authorization and execution and financial advisors;

•	the accuracy in all respects as of the date of the combination agreement and as of the date of the closing of certain representations and warranties made in the combination agreement by the NorthStar I parties and the NorthStar II parties regarding the absence of certain changes, which are subject, in each case, to a material adverse effect qualification;

•	the accuracy of all other representations and warranties made in the combination agreement by the NorthStar I parties and the NorthStar II parties (disregarding any materiality or material adverse effect qualifications contained in such representations and warranties) as of the date of the closing (except that representations and warranties that address matters only as of a particular date, are required to be true and correct only as of such particular date), except for any such inaccuracies that have not resulted in a material adverse effect on NorthStar I and its subsidiaries, taken as a whole, or NorthStar II and its subsidiaries, taken as a whole, as applicable;

•	each of the NorthStar I parties and the NorthStar II parties must have complied with and performed in all material respects all obligations required to be complied with and performed under the combination agreement by them on or before the closing;

•	receipt by CLNS OP and the Company of certificates signed by an appropriate officer of each of the NorthStar I parties and the NorthStar II parties certifying that the conditions of such party relating to the representations and warranties and covenants of such party are satisfied;

•	receipt by CLNS OP of:

•	with respect to NorthStar I, a written opinion of counsel, dated as of the date of the closing of the transactions contemplated by the combination agreement, to the effect that, commencing with its taxable year ended December 31, 2010, through the effective time of the NorthStar I merger, NorthStar I has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and its actual method of operation through the effective time of the NorthStar I merger will enable it to meet the requirements for qualification and taxation as a REIT for the taxable year ended with the effective time of the NorthStar I merger;

•	with respect to NorthStar II, a written opinion of counsel, dated as of the date of the closing of the transactions contemplated by the combination agreement, to the effect that, commencing with its taxable year ended December 31, 2013, through the effective time of the NorthStar II merger, NorthStar II has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and its actual method of operation through the effective time of the NorthStar II merger will enable it to meet the requirements for qualification and taxation as a REIT for the taxable year ended with the effective time of the NorthStar II merger; and

•	with respect to the Company, a written opinion of counsel, dated as of the date of the closing of the transactions contemplated by the combination agreement, to the effect that, commencing with its taxable year that includes the first to occur of the effective time of the NorthStar I merger and effective time of the NorthStar II merger (and any prior taxable year as to which the Company has elected to be taxed as a REIT under the Code), the Company has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and its actual and proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT for the taxable year that includes the effective time of the Mergers and subsequent taxable years;

•	receipt by CLNS OP of a written opinion of counsel, dated as of the date of the closing of the transactions contemplated by the combination agreement, to the effect that, the CLNS OP Contribution should qualify as a tax-free transaction under Section 351 of the Code;

•	since the date of the combination agreement, no material adverse effect with respect to NorthStar I or NorthStar II has occurred;

•	CLNS OP and the Company will have entered into a registration rights agreement; and

•	CLNS OP and the Company will have entered into an ownership waiver letter.

All written opinions of counsel must be in form and substance reasonably satisfactory to the party receiving such opinion, and the counsel providing such opinion must be reasonably acceptable to the parties to which the opinions are delivered.

The CLNS parties and the Company (i) may not rely on the failure of the condition to closing that the representations and warranties of the NorthStar I parties or the NorthStar II parties, as applicable, are true and correct to be satisfied if, on or before August 25, 2017, CLNS, CLNS OP or the CLNS OP subsidiary serving as the external manager of NorthStar I or NorthStar II, as applicable, had actual knowledge of the failure of such representations and warranties to be true and correct, and (ii) may not rely on the failure of the condition to closing that the covenants and other agreements required by the combination to be complied with by the

NorthStar I parties or the NorthStar II parties, as applicable, prior to the closing to be satisfied, or assert any other claim or right in respect of the failure by the NorthStar I parties or the NorthStar II parties, as applicable, to comply with and perform their respective covenants and agreements required by the combination agreement, if and to the extent such failure results from any action or omission taken or made by the applicable CLNS OP subsidiary in the performance of its duties or obligations as external manager of NorthStar I or NorthStar II, as applicable, with the actual knowledge of such CLNS OP subsidiary that such action or omission would, or would reasonably be expected to, cause such covenants and agreements required of the NorthStar I parties or the NorthStar II parties, as applicable, not to have been duly complied with and performed in all material respects, unless such action or omission was taken or made by the applicable CLNS OP subsidiary with the prior written consent of the NorthStar I special committee or the NorthStar II special committee, as applicable.

Covenants and Agreements

Conduct of Business Pending the Combination

NorthStar I and NorthStar II

Each of the NorthStar I parties and the NorthStar II parties has agreed to certain restrictions on itself and its respective subsidiaries, and their conduct of business, prior to the completion of the Mergers. In general, except with the prior written approval of the other parties (which consent will not be unreasonably withheld, delayed or conditioned), or as otherwise expressly required or permitted by the combination agreement, or required by law, or as disclosed in the disclosure letters delivered by each of NorthStar I and NorthStar II to the other parties to the combination agreement at the time the combination agreement was executed, each of the NorthStar I parties and the NorthStar II parties has agreed that it will not, and will cause each of its subsidiaries not to:

•	conduct its business other than in the ordinary course of business consistent with past practice or fail to use commercially reasonable efforts to preserve intact its business organizations and material assets and maintain its material rights, franchises, authorizations and existing relations with customers, suppliers and business associates;

•	enter into any new material line of business or change its material operating policies, except as required by law;

•	(1) issue or sell any of its shares of its equity interests, (2) permit any of its shares of equity interests to become subject to new grants, except issuances of shares of equity interests to wholly owned subsidiaries, (3) with respect to the shares of any class of NorthStar II common stock, engage in any reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization without engaging in the same (in a proportionate manner) with respect to the shares of any other class of NorthStar II common stock, (4) issue any shares of NorthStar I common stock or NorthStar II common stock, as applicable, pursuant to the NorthStar I DRP or the NorthStar II DRP, respectively, or (5) repurchase any shares of NorthStar I common stock or NorthStar II common stock, as applicable, from the holders of such stock, except to the extent necessary to maintain its status as a REIT under the Code when there is not another reasonable available alternative to address the issue;

•	engage in any reorganization, recapitalization, reclassification, unit split, reverse unit split, or other similar change in capitalization in respect of NorthStar I OP or NorthStar II OP, as applicable;

•	make, declare, pay or set aside for payment any dividend on or make any other distributions with respect to shares of its capital stock, subject to certain exceptions including payment of regular daily dividends in an amount not to exceed $0.001917808 per share;

•	sell, transfer, or otherwise dispose of or discontinue any of its material assets (including any material subsidiary), business or properties, except in the ordinary course of business consistent with past practice (which includes asset sales, transfers or other dispositions of material assets (including any material subsidiary), businesses or properties in the ordinary course of business at a discount to the value ascribed to such assets, businesses or properties as determined in connection with the applicable exchange ratio; provided the aggregate amount of such discount is less than or equal to 5% of the aggregate net asset value ascribed to the assets of NorthStar I or NorthStar II, as the case may be, for such purpose); provided that no such sale, transfer or other disposition or discontinuance may be to an affiliate of any party at a discount to such value;

•	acquire the assets, business or properties of any non-affiliated entity, or make any loans, advances or capital contributions to, or investments in, any person (other than a wholly owned subsidiary), except for acquisitions, loans, advances or capital contributions or investments (i) in the ordinary course of business consistent with past practice (which includes asset acquisitions and investments in the ordinary course) and (ii) that are consistent with the Company’s intended investment strategy;

•	allow the lapse or termination of insurance policies covering material assets and businesses (other than the replacement of existing policies with substantially comparable policies);

•	amend its organizational documents or the organizational documents of any of its significant subsidiaries;

•	form any person that would comprise a significant subsidiary or dissolve or liquidate any significant subsidiary;

•	implement or adopt any material change in its financial or regulatory accounting principles, practices or methods or materially change any actuarial or other assumptions used to calculate funding obligations with respect to any benefit arrangement, other than as may be required by U.S. GAAP;

•	knowingly take any action, or knowingly omit to take any action, which is reasonably likely to result in any of the conditions to the Combination not being satisfied in a reasonably timely manner, except (with prior notice to all other parties) as may be required by law;

•	except as required pursuant to the terms of the NorthStar I Long-Term Incentive Plan or the NorthStar II Long-Term Incentive Plan, as applicable, in effect as of the date of the combination agreement, or as otherwise required by applicable law:

•	increase the rate of compensation or benefits payable to any director, executive officer or other service provider of it or any of its subsidiaries; or

•	take any action to accelerate the vesting, accrual or payment of, or to fund or in any other way secure the payment, of compensation or benefits under any benefit plan;

•	subject to certain exceptions related to REIT qualification, take any action that could, or fail to take any action, the failure of which could, reasonably be expected to (i) prevent either the NorthStar I merger or the NorthStar II merger from qualifying as a reorganization within the meaning of Section 368(a)(1) of the Code, (ii) prevent the Company Contribution from qualifying as a tax-free transfer pursuant to Section 721 of the Code, (iii) prevent the CLNS OP Contribution from qualifying as a tax-free transaction pursuant to Section 351(a) of the Code, or (iv) cause any party that is intended to be a REIT to fail to qualify as a REIT;

•

enter into, amend or modify any tax protection agreement; make, change or rescind any material election relating to taxes; change a material method of tax accounting; materially amend any income tax return or any other material tax return; settle or compromise any material U.S. federal, state, local or foreign income tax liability, audit, claim or assessment; enter into any material closing agreement related to taxes; take any actions to recognize, trigger or authorize any actions that would require the inclusion of material amounts of income, or exclude items of deduction as a result of certain actions described in the combination agreement; or knowingly surrender any right to claim any material tax refund, except in each case unless required by law or necessary or appropriate to preserve the status of any subsidiary of the forbearing party as a disregarded entity or partnership for U.S. federal income tax purposes;

•	except for intercompany indebtedness, incur any indebtedness for borrowed money, or guarantee such indebtedness to another person;

•	waive, compromise or settle any litigation, other than settlements that are for cash only and to the extent that it or any of its subsidiaries has a payment obligation of an amount not to exceed $5 million for all litigation matters that existed as of the date, or that arise after the date, of the combination agreement, which payment obligation would not be deemed to include any amount that is reimbursable or paid by a third party, including insurance or third parties managed or advised by NorthStar I or NorthStar II, as applicable, or its subsidiaries;

•	enter into any contract that would be required to be disclosed in the applicable party’s disclosure letter pursuant to the representations and warranties regarding material contracts, or modify, amend, terminate, assign or waive any material right under any such contract in any material respect outside the ordinary course of business consistent with past practice;

•	authorize, recommend, propose or announce an intention to adopt a plan of complete or partial dissolution or liquidation, except with respect to wholly owned subsidiaries if the wholly owned subsidiary is merging with and into, or liquidating into, another wholly owned subsidiary resulting in a deemed liquidation of either such subsidiary;

•	create any lien over any material asset or assets, other than certain permitted liens or in connection with refinancing any indebtedness permitted to be incurred under the combination agreement;

•	other than with respect to tenant improvements, make, authorize or incur any material capital expenditures or any obligations or liabilities in respect thereof;

•	amend or modify the compensation terms or any other material obligations contained in any engagement letter with any financial advisor existing as of the date of the combination agreement that relates to the transactions contemplated by the combination agreement;

•	enter into any transaction that would be required to be disclosed by it pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act; or

•	enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing.

The parties have agreed to certain specified exceptions to the foregoing covenants contained in disclosure letters delivered by each of the NorthStar Companies to the other parties at the time of the combination agreement.

Contributed Entities

With respect to the Contributed Entities, each of the CLNS parties has agreed to certain restrictions on the Contributed Entities and their conduct of business prior to the completion of the CLNS OP Contribution and the RED REIT Contribution, as applicable. In general, except with the prior written approval of the other parties (which consent will not be unreasonably withheld, delayed or conditioned), or as otherwise expressly required or permitted by the combination agreement, or required by law, or as disclosed in the disclosure letter delivered by CLNS OP to the other parties to the combination agreement at the time the combination agreement was executed, each of the CLNS parties has agreed that it will cause each Contributed Entity not to:

•	conduct its business and the business of its subsidiaries other than in the ordinary course of business consistent with past practice or fail to use commercially reasonable efforts to preserve intact its business organizations and material assets and maintain its material rights, franchises, authorizations and existing relations with customers, suppliers and business associates;

•	enter into any new material line of business or change its material operating policies, except as required by law;

•	issue or sell any of its shares of its equity interests;

•	with respect to the Contributed Entities, sell, transfer, or otherwise dispose of or discontinue any of its material assets (including any material subsidiary), business or properties, except in the ordinary course of business consistent with past practice (which includes sales, transfers or other dispositions of material assets (including any material subsidiary), businesses or properties in the ordinary course of businesses at a discount to the value ascribed to such assets; provided that the aggregate amount of such discount is less than or equal to 5% of the aggregate net asset value ascribed to the assets of the Contributed Entities for such purpose); provided that no such sale, transfer or other disposition or discontinuance may be to an affiliate of any party at a discount to such value;

•	with respect to the Contributed Entities, acquire the assets, business or properties, or make any loans, advances or capital contributions to, or investments in, any person (other than a wholly owned subsidiary), except for acquisitions, loans, advances or capital contributions or investments (i) in the ordinary course of business consistent with past practice (which includes asset acquisitions and investments in the ordinary course) and (ii) that are consistent with the Company’s intended investment strategy;

•	with respect to the Contributed Entities, make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distributions on any of its equity interests that exceeds the difference between (i) the sum of (a) funds from operations for the Contributed Entities from July 1, 2017 through the day immediately preceding the closing date, (b) cash contributions or contributions of certain intercompany receivables made to the Contributed Entities from July 1, 2017 through the day immediately preceding the closing date, (c) the amount necessary to true up CLNS OP for the loss in value of NorthStar I and NorthStar II from July 1, 2017 through the day immediately preceding the closing date (excluding the dividend payment made on July 1, 2017) as a result of the distributions made by NorthStar I and NorthStar II in excess of funds from operations and (d) the expected present value of certain unreimbursed operating expenses of NorthStar I and NorthStar II paid on each NorthStar Company’s behalf by their respective advisors, and (ii) cash distributions made by the Contributed Entities from July 1, 2017 through August 24, 2017, excluding the Goodwill Distribution;

•	allow the lapse or termination of insurance policies covering material assets and businesses (other than the replacement of existing policies with substantially comparable policies);

•	amend the organizational documents of any Contributed Entity;

•	knowingly take any action, or knowingly omit to take any action, that is reasonably likely to result in any of the conditions to the Combination not being satisfied in a reasonably timely manner, except (with prior notice to all other parties) as may be required by law;

•	except as set forth in the disclosure letter delivered by CLNS OP to the other parties to the combination agreement at the time of the combination agreement, incur any indebtedness for borrowed money, or guarantee such indebtedness to another person;

•	waive, compromise or settle any litigation, other than settlements that are for cash only and to the extent that it or any of its subsidiaries has a payment obligation of an amount not to exceed $5 million for all litigation matters that existed as of the date, or that arise after the date, of the combination agreement, which payment obligation would not be deemed to include any amount that is reimbursable or paid by a third party, including insurance or third parties managed or advised by such Contributed Entity or its subsidiaries;

•	enter into any contract that would be required to be disclosed in CLNS OP’s disclosure letter pursuant to the representations and warranties regarding material contracts, or modify, amend, terminate, assign or waive any material right under any such contract in any material respect outside the ordinary course of business consistent with past practice;

•	authorize, recommend, propose or announce an intention to adopt a plan of complete or partial dissolution or liquidation, except with respect to a Contributed Entity if such entity is merging with and into, or liquidating into, another Contributed Entity resulting in a deemed liquidation of either such Contributed Entity;

•	create any lien over any material asset or assets of any Contributed Entity, other than certain permitted liens or in connection with refinancing any indebtedness permitted to be incurred under the combination agreement;

•	other than tenant improvements, make, authorize or incur any material capital expenditures or any obligations or liabilities in respect thereof;

•	amend or modify the compensation terms or any other material obligations contained in any engagement letter with any financial advisor existing as of the date of the combination agreement that relates to the transactions contemplated by the combination agreement;

•	enter into any contract with respect to, or otherwise agree to do, any of the foregoing;

•	subject to certain exceptions related to REIT qualification, take any action that could, or fail to take any action, the failure of which could, reasonably be expected to (i) prevent either the NorthStar I merger or the NorthStar II merger from qualifying as a reorganization within the meaning of Section 368(a)(1) of the Code, (ii) prevent the Company Contribution from qualifying as a tax-free transfer pursuant to Section 721 of the Code, (iii) prevent the CLNS OP Contribution from qualifying as a tax-free transaction pursuant to Section 351(a) of the Code, or (iv) cause any party that is intended to be a REIT to fail to qualify as a REIT; or

•

enter into, amend or modify any tax protection agreement; make, change or rescind any material election relating to taxes of a Contributed Entity that would apply to such Contributed Entity following the CLNS OP Contribution or the RED REIT Contribution, as applicable; change a material method of tax accounting of a Contributed Entity that would apply to such Contributed Entity following the CLNS OP Contribution or the RED REIT Contribution, as applicable; materially amend any income tax return or any other material tax return of a Contributed Entity that would apply to such Contributed Entity following the CLNS OP Contribution or the RED REIT Contribution, as applicable; settle or compromise any material U.S. federal, state, local or foreign income tax liability, audit, claim or assessment with respect to a Contributed Entity that would apply to such Contributed Entity following the CLNS OP Contribution or the RED REIT Contribution, as applicable; enter into any material closing agreement related to taxes with respect to a Contributed Entity that would apply to such Contributed Entity following the CLNS OP Contribution or the RED REIT Contribution, as applicable; with respect to a Contributed Entity, take any action to recognize, trigger or authorize any actions that would require the inclusion of material amounts of income, or exclude items of deduction as a result of certain actions described in the combination agreement; or knowingly surrender any right to claim any material tax refund, except in each case unless required by law or necessary or appropriate to preserve the status of any subsidiary of the forbearing party as a disregarded entity or partnership for U.S. federal income tax purposes.

CLNS Parties

Each of the CLNS parties has agreed to certain restrictions on itself and its conduct of business prior to the completion of the CLNS OP Contribution and the RED REIT Contribution, as applicable. In general, except with the prior written approval of the other parties (which consent will not be unreasonably withheld, delayed or conditioned), or as otherwise expressly required or permitted by the combination agreement, or required by law, or as disclosed in the disclosure letter delivered by CLNS OP to the other parties to the combination agreement at the time of the combination agreement, each of the CLNS parties has agreed that it will not:

•	issue or sell any of its shares of its equity interests in the Contributed Entities;

•	amend the organizational documents of any Contributed Entity;

•	knowingly take any action, or knowingly omit to take any action, which action or omissions is reasonably likely to result in any of the conditions to the Combination not being satisfied in a reasonably timely manner, except (with prior notice to all other parties) as may be required by law;

•	create any lien over any material asset or assets of any Contributed Entity, other than certain permitted liens or in connection with refinancing any indebtedness permitted to be incurred under the combination agreement;

•	amend or modify the compensation terms or any other material obligations contained in any engagement letter with any financial advisor existing as of the date of the combination agreement that relates to the transactions contemplated by the combination agreement;

•	enter into any contract with respect to, or otherwise agree to do, any of the foregoing; or

•	materially amend the allocation policy in a manner adverse to the NorthStar I parties or the NorthStar II parties.

The Company Parties

Each of the Company parties has agreed to certain restrictions on itself and its conduct of business prior to the completion of the Combination. In general, except with the prior written approval of the other parties (which consent will not be unreasonably withheld, delayed or conditioned), or as otherwise expressly required or permitted by the combination agreement, or required by law, each of the Company parties has agreed that it will not:

•	except to the extent necessary to maintain its status as a REIT under the Code (if applicable), engage in any material business activities or conduct any material operations, other than the execution of the combination agreement, the performance of its obligations and matters ancillary to the combination agreement;

•	issue or sell any of its equity interests;

•	amend its organizational documents or the organizational documents of any of its subsidiaries; or

•	authorize, recommend, propose or announce an intention to adopt a plan of complete or partial dissolution or liquidation.

Quarterly Reports

The parties to the combination agreement acknowledged that each of the NorthStar I board of directors and the NorthStar II board of directors receives a report from its respective external manager regarding NorthStar I’s and NorthStar II’s, respectively, disposition and acquisition and investment activity on a quarterly basis in arrears. From the date of the combination agreement until the closing of the Combination, each of NorthStar I and NorthStar II has agreed to provide such report it receives to each of the other parties to the combination agreement, and CLNS OP has agreed to provide each of the NorthStar I board of directors and the NorthStar II board of directors with a comparable report (on a quarterly basis in arrears) regarding the disposition and acquisition and investment activity of the Contributed Entities.

Go-Shop

Until 11:59 p.m. (New York City time) on September 27, 2017, which we refer to as the “go-shop period end time, each of NorthStar I and NorthStar II and their respective subsidiaries had the right to, directly or indirectly:

•	solicit, initiate, encourage or facilitate any inquiries, proposals or offers for, or engage in any negotiations concerning, or provide any confidential or nonpublic information or data to, or have any discussions with, any person relating to any inquiry, proposal, offer or other action that constitutes, or could reasonably be expected to lead to, an acquisition proposal with respect to such NorthStar Company, including by way of contacting third parties, broadly disseminating public disclosure or providing access to the properties, offices, assets, books, records and personnel of such NorthStar Company and its subsidiaries and furnishing non-public information pursuant to (but only pursuant to) one or more executed confidentiality agreements (containing provisions limiting the use and disclosure of non-public written and oral information furnished to such person by or on behalf of such NorthStar Company at least as favorable to such NorthStar Company as the provisions of the confidentiality agreement among the NorthStar Companies and an affiliate of CLNS); provided, however, that such NorthStar Company has previously furnished, made available or provided access to such nonpublic information to the other parties to the combination agreement or concurrently does so;

•	enter into, engage in, continue or otherwise participate in any discussions or negotiations regarding or otherwise in furtherance of any inquiry, proposal, offer or other action that constitutes, or could reasonably be expected to lead to, or otherwise to obtain an acquisition proposal with respect to such NorthStar Company;

•	release any person from or fail to enforce any confidentiality, “standstill” or similar obligation to such NorthStar Company or any of its subsidiaries; and

•	disclose to the stockholders of such NorthStar Company any information required to be disclosed under applicable law (provided that any such disclosure will be deemed to be a change of recommendation if not accompanied by an express public reaffirmation of such NorthStar Company’s board of directors’ recommendation).

Except with respect to go-shop bidders (as defined below), upon the go-shop period end time, each of NorthStar I and NorthStar II have agreed to (i) immediately cease and cause to be terminated any discussions or negotiations with any person with respect to any acquisition proposal and immediately terminate all physical and electronic data room access previously granted to any such person and (ii) use commercially reasonable efforts to enforce any contractual rights available to such NorthStar Company to cause each person who received non-public or confidential information to promptly return or destroy such information.

Following the go-shop period end time and prior to receipt of the NorthStar I stockholder approval or the NorthStar II stockholder approval, as applicable, each of NorthStar I and NorthStar II may continue discussions and negotiations regarding an acquisition proposal with any go-shop bidder. For purposes of the combination agreement, a “go-shop bidder” is any third party that submits a proposal or offer regarding an acquisition proposal prior to the go-shop period end time that the applicable NorthStar Company’s special committee determines, prior to the go-shop period end time (or, in the case of any acquisition proposal received fewer than five business days before the go-shop period end time, no later than five business days after receipt of such acquisition proposal), has resulted in, or would be reasonably likely to result in, a superior proposal (as defined below).

Each NorthStar Company has agreed to, as soon as is reasonably practicable (and in any event within 24 hours) after the go-shop period end time, notify the other parties in writing (i) if any go-shop bidders remain at such time, (ii) of the identity of such go-shop bidders, and (iii) concerning the material terms and conditions of the most recent written acquisition proposal received from any go-shop bidder (and will include with such notice copies of any written acquisition proposal, including any proposed transaction agreement). Thereafter, no later than 24 hours after the occurrence of such developments, discussions or negotiations or receipt of materials, each NorthStar Company will (x) keep the other parties to the combination agreement reasonably informed of all material developments, discussions and negotiations concerning any such acquisition proposal and (y) provide the other parties to the combination agreement with any written supplements or written additions to any written acquisition proposal, including any revisions to any proposed transaction agreement.

No Solicitation or Negotiation of Acquisition Proposals

Except with respect to a go-shop bidder, from and after the go-shop period end time, in addition to terminating any discussions or negotiations with any person with respect to any acquisition proposal, the NorthStar Companies have agreed not to, and to cause each of its subsidiaries and its and their respective directors, officers, affiliates and representatives, and direct each of its and its subsidiaries’ legal or financial advisors, accountants, consultants and other representatives not to, directly or indirectly:

•	solicit, initiate, knowingly encourage or facilitate any inquiries, proposals or offers for, or engage in any negotiations concerning, or provide any confidential or nonpublic information or data to, or have any discussions with, any person relating to any inquiry, proposal, offer or other action that constitutes, or could reasonably be expected to lead to, an acquisition proposal with respect to such NorthStar Company;

•	enter into or engage in, continue or otherwise participate in any discussions or negotiations regarding or otherwise in furtherance of, or furnish to any other person any information in connection with or for the purpose of encouraging or facilitating, any inquiry, proposal, offer or other action that constitutes, or could reasonably be expected to lead to, or otherwise obtain, an acquisition proposal with respect to such NorthStar Company;

•	release any person from or fail to enforce any confidentiality, “standstill” or similar obligation to such NorthStar Company or any of its subsidiaries; or

•	approve, recommend or enter into any letter of intent or similar document, agreement, commitment, arrangement, understanding, contract or agreement in principle (whether binding or not) with respect to, contemplating or otherwise relating to an acquisition proposal with respect to such NorthStar Company.

Each NorthStar Company may waive or elect not to enforce any provision of any confidentiality, “standstill” or similar obligation to permit a person to make a confidential acquisition proposal with respect to such NorthStar

Company directly to the NorthStar I special committee or the NorthStar II special committee, as applicable, if such special committee of the board of directors determines in good faith after consultation with outside legal counsel that any such failure to waive or to not enforce would be inconsistent with or otherwise result in a breach of such NorthStar Company’s directors’ duties under applicable law.

An acquisition proposal means, with respect to either of the NorthStar Companies, a bona fide proposal or offer from any person or “group” (as such term is defined in Rule 13d-3 promulgated under the Exchange Act), other than any of the other parties to the combination agreement or any of its respective subsidiaries, and whether involving a transaction or series of related transactions, for a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination, sale of assets or similar transaction, involving (i) the acquisition or issuance of equity interests constituting 20% or more of the total voting power of any class of equity securities of such NorthStar Company or rights thereto, or (ii) the sale or disposition of 20% or more of the consolidated total assets of such NorthStar Company and its subsidiaries, taken as a whole.

At any time after the go-shop period end time and prior to obtaining the NorthStar I stockholder approval or the NorthStar II stockholder approval, as applicable, a NorthStar Company and its representatives may, in response to a written acquisition proposal with respect to such NorthStar Company that did not result from a breach of the non-solicitation provisions in the combination agreement, and if the special committee of the board of directors of the NorthStar Company receiving such proposal has either determined (i) that such acquisition proposal constitutes a superior proposal or (ii) in good faith after consultation with outside legal counsel and outside financial advisors that such acquisition proposal could reasonably be expected to lead to a superior proposal:

•	provide information to the person(s) requesting the information if (x) such person(s) have executed a confidentiality agreement (containing provisions limiting the use and disclosure of non-public written and oral information furnished to such person by or on behalf of such NorthStar Company at least as favorable to such NorthStar Company as the provisions of the confidentiality agreement among the NorthStar Companies and an affiliate of CLNS), and (y) such NorthStar Company discloses to the other parties (and provides copies to the other parties of) such written acquisition proposal and concurrently furnishes, makes available or provides access to any nonpublic information provided to such person or persons to the extent not previously so provided to such other party); and

•	engage or participate in any discussions or negotiations with any person who has made an unsolicited bona fide written acquisition proposal.

From and after the go-shop period end time, each NorthStar Company will promptly (and in any event no later than twenty-four (24) hours after receipt thereof) notify the other parties in writing if (i) any acquisition proposal is received, (ii) any request for information relating to such NorthStar Company or its subsidiaries is received from any person who informs such NorthStar Company that it is considering making or has made an acquisition proposal or (iii) any discussions or negotiations are sought to be initiated with such NorthStar Company regarding any acquisition proposal, in each case from a person that is not a go-shop bidder. Each NorthStar Company has agreed to, in any such notice to the other parties, indicate the identity of the person making, and the material terms and conditions of, such acquisition proposal, request or inquiry (and will include with such notice copies of any written acquisition proposal, including any proposed transaction agreement). Thereafter, no later than 24 hours after the occurrence of such developments, discussions or negotiations or receipt of materials, each NorthStar Company will (x) keep the other parties to the combination agreement reasonably informed of all material developments, discussions and negotiations concerning any such acquisition proposal and (y) provide the other parties to the combination agreement with any written supplements or written additions to any written acquisition proposal, including any revisions to any proposed transaction agreement.

Except as described below, none of the NorthStar Companies, their respective boards of directors, nor any committee thereof, nor any group of directors, formally or informally, may:

•	change, withhold, withdraw, qualify or modify or publicly propose or announce or authorize or resolve to, or announce its intention to change, withhold, withdraw, qualify or modify, in each case in a manner adverse to the other parties to the combination agreement, such NorthStar Company’s board recommendation to vote in favor of the applicable merger proposals and charter amendment proposals;

•	authorize, approve, endorse, declare advisable, adopt or recommend or propose to publicly authorize, approve, endorse, declare advisable, adopt or recommend, any acquisition proposal;

•	authorize, cause or permit such NorthStar Company or any of its subsidiaries to enter into any alternative acquisition agreement for any acquisition proposal with respect to such NorthStar Company; or

•	fail to include the recommendation of the board of directors of such NorthStar Company in the joint proxy statement (we refer to any action described in first, second or this fourth bullet of this paragraph as a change of recommendation).

Prior to obtaining the NorthStar I stockholder approval or NorthStar II stockholder approval, as applicable, if:

•	a NorthStar Company receives an acquisition proposal (whether or not from a go-shop bidder) with respect to such NorthStar Company that did not result from a breach of the non-solicitation provisions described above (and such proposal is not withdrawn) and the special committee of the board of directors of such NorthStar Company determines that such acquisition proposal constitutes a superior proposal and, after consultation with outside legal counsel, that failure to effect a change of recommendation in connection with such superior proposal or that failure to terminate the combination agreement to enter into an alternative acquisition agreement for such superior proposal would be inconsistent with the directors’ duties under applicable law, then the board of directors of such NorthStar Company may effect a change of recommendation and/or terminate the combination agreement in accordance with the combination agreement; or

•	an unknown and not reasonably foreseeable intervening event occurs, and the special committee of the board of directors of such NorthStar Company determines in good faith, after consultation with outside legal counsel, that the failure to effect a change of recommendation would be inconsistent with the directors’ duties under applicable law, then the board of directors of such NorthStar Company may effect a change of recommendation.

However, such board of directors may not effect a change of recommendation or terminate the combination agreement unless:

•	the applicable NorthStar Company has provided four business days advance written notice to the other parties to the combination agreement of its intention to take such action, including the reasons for such action and, if made in response to a superior proposal, a description of the material terms of and a copy of any then existing draft agreements (and, in the case of any amendment, supplement or modification to the terms of any superior proposal, two business days advance written notice to the other parties to the combination agreement of its intention to take such action);

•

if such action is made in response to a superior proposal, then the Company has negotiated with the other parties to the combination agreement in good faith to make such adjustments in the terms and conditions of the combination agreement so that such superior proposal ceases to constitute (in the good faith determination of the special committee of the board of directors of such NorthStar Company after consultation with outside legal counsel and outside financial advisors) a superior proposal; and

•	if such action is made in response to an unknown and not reasonably foreseeable intervening event, the Company has negotiated with the other parties to the combination agreement in good faith to make such adjustments in the terms and conditions of the combination agreement such that the failure to effect a change of recommendation would not, in the good faith determination of the special committee of the board of directors of such NorthStar Company after consultation with outside legal counsel, be inconsistent with the directors’ duties under applicable law.

A superior proposal means, with respect to either of the NorthStar Companies, a written acquisition proposal with respect to such NorthStar Company substituting “50%” for “20%” in the definition of acquisition proposal above, that the board of directors of such NorthStar Company (based on the recommendation of the special committee of such board of directors) has determined in its good faith judgment, after consultation with outside legal counsel and outside financial advisors, is reasonably likely to be consummated in accordance with its terms, taking into account all relevant legal, financial, regulatory and other aspects of such offer or proposal, including the financing terms thereof, and such other factors as the board of directors of such NorthStar Company considers to be appropriate, and if consummated, would be more favorable to the stockholders of such NorthStar Company, from a financial point of view, than the transactions contemplated by the combination agreement (after taking into account any proposed revisions pursuant to the paragraph above).

Stockholders Meetings

Each of the NorthStar Companies has agreed, as promptly as practicable after the date of the combination agreement, to take all action required by the MGCL and its organizational documents to duly call, give notice of, convene and hold as promptly as practicable after the Form S-4 is declared effective a meeting of the stockholders of such NorthStar Company for the purpose of obtaining the NorthStar I stockholder approval and the NorthStar II stockholder approval, as applicable.

Preparation of the Form S-11; Listing Process

The Company has agreed, as promptly as practicable after the date of the combination agreement, to prepare and file or submit with the SEC a Form S-11 with respect to the registration of shares of Company class A common stock in connection with an IPO. If the terms of the IPO are within certain IPO/listing parameters agreed among the NorthStar Companies and CLNS OP, then CLNS OP may, in its discretion, pursue and consummate the IPO at any time within six months after the receipt of the NorthStar I stockholder approval and the NorthStar II stockholder approval. Alternatively, if CLNS OP determines, in its sole discretion, that market conditions are not favorable for an IPO, it may, following receipt of the NorthStar I stockholder approval and the NorthStar II stockholder approval, elect to proceed with a listing (without an IPO) of the shares of Company class A common stock on a national securities exchange in lieu of the IPO at any time during the six month period after the receipt of the NorthStar I stockholder approval and the NorthStar II stockholder approval; provided that such listing is within the IPO/listing Parameters agreed among the NorthStar Companies and CLNS OP.

If CLNS OP desires to pursue the IPO or listing after such six month period or on terms other than within the IPO/listing parameters, it must obtain the approval of the NorthStar I special committee and the NorthStar II special committee. However, CLNS OP is under no obligation to cause the Company to file a preliminary prospectus with the SEC, commence a “road show” or effect an IPO of the Company or a listing of the Company class A common stock if CLNS OP determines, in its sole discretion, that market conditions are not favorable to effect an IPO of the Company or a listing of the Company class A common stock.

Consents and Approvals

On the terms and subject to the conditions of the combination agreement, each party will use commercially reasonable efforts to take, or cause to be taken, in good faith, all actions, and to do or cause to be done all things necessary, proper or desirable under applicable laws, so as to permit consummation of the CLNS OP Contribution, the RED REIT Contribution and the Mergers as promptly as practicable in accordance with the combination agreement and otherwise to enable consummation of the transactions contemplated by the combination agreement, and each will cooperate fully with, and furnish information to, the other parties to those ends. The obligation to use commercially reasonable efforts also extends to obtaining required third party and regulatory approvals.

Directors’ and Officers’ Insurance and Indemnification

Under the combination agreement, the Company will indemnify and hold harmless (and advance reasonable expenses as incurred) to the fullest extent permitted under applicable law each present and former director or officer of NorthStar I and NorthStar II and each of their respective subsidiaries, in each case, when such individual is acting in such capacity (we refer to such directors and officers, collectively, as the indemnified parties) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the effective time of the applicable Mergers, including any claim, action, suit, proceeding or investigation arising out of or pertaining to the Mergers or the other transactions contemplated by the combination agreement.

For a period of six years from and after the effective time of the Mergers, the Company will not amend, repeal or otherwise modify any provision in its constituent documents relating to the exculpation or indemnification (including advancement of expenses) of any indemnified parties in any manner that would adversely affect their rights thereunder, and will honor and perform under all indemnification obligations owed to them.

Prior to the closing, the Company will obtain and fully pay for “tail” insurance policies with a claims period of at least six years from and after the effective time of the Mergers from an insurance carrier with the same or better credit rating as current insurance carriers of each of the NorthStar Companies with respect to directors’ and officers’ liability insurance and fiduciary liability insurance with benefits and levels of coverage at least as favorable as the existing policies of each of the NorthStar Companies with respect to matters existing or occurring at or prior to the applicable effective time of the Mergers, subject to certain limitations. Alternatively, if the Company fails to obtain such “tail” insurance policies, the Company will maintain in effect for a period of at least six years from and after the effective time of the Mergers the directors’ and officers’ insurance in place as of the date of the combination agreement, with benefits and levels of coverage at least as favorable as provided in NorthStar I’s and NorthStar II’s existing policies as of the date of the combination agreement, or the Company will use commercially reasonable efforts to purchase comparable directors’ and officers’ insurance for such six-year period with benefits and levels of coverage at least as favorable as provided in the Company’s existing policies as of the date of the combination agreement.

NorthStar I Excluded Asset

One asset of NorthStar I will not be acquired by the Company in the NorthStar I merger. Prior to the closing of the Combination, (i) NorthStar I may sell this asset to a third party and will distribute any net cash proceeds from such sale in excess of $65 million to the holders of NorthStar I common stock, and (ii) NorthStar I will transfer any unsold portion of such asset to the liquidating trust and the liquidating trust units will be distributed pro rata to NorthStar I stockholders. If NorthStar I does not sell the specified asset to a third party prior to the closing of the Combination, CLNS has committed to purchase a senior interest in this asset at closing for $65 million and NorthStar I will transfer the junior interest in the asset to the liquidating trust and the liquidating trust units will be distributed pro rata to NorthStar I stockholders.

Pre-Closing Adjustment

The combination agreement contemplates that, immediately prior to the closing of the Combination, the Company will calculate the amount by which distributions by NorthStar I and NorthStar II after July 1, 2017 through the day immediately preceding the closing date, which we refer to as the Measurement Period (excluding the dividend payment made on July 1, 2017) have exceeded such company’s funds from operations. Prior to the closing of the Combination, a special dividend will be declared by whichever of the NorthStar Companies has generated the least amount of cash leakage in order to true up the agreed contribution values of NorthStar I and NorthStar II in relation to each other. In addition, following the CLNS OP Contribution and the RED REIT Contribution, but prior to the effective time of the Mergers, the Company will, if necessary, declare a special distribution to CLNS OP in an amount that is intended to true up CLNS OP for the difference between (i) the sum of (a) the loss in value of NorthStar I and NorthStar II during the Measurement Period as a result of the distributions made by NorthStar I and NorthStar II in excess of funds from operations, (b) funds from operations for the Contributed Entities during the Measurement Period, (c) cash contributions or contributions of certain intercompany receivables made to the Contributed Entities during the Measurement Period and (d) the expected present value of certain unreimbursed operating expenses of NorthStar I and NorthStar II paid on each NorthStar Company’s behalf by their respective advisors, and (ii) cash distributions made by the Contributed Entities from July 1, 2017 through the day immediately preceding the closing date, excluding the Goodwill Distribution.

Other Covenants and Agreements

The combination agreement contains certain other covenants and agreements, including:

•	cooperation among the parties in preparation of this joint proxy statement/prospectus;

•	confidentiality and access by each party to certain information about the other parties during the period prior to the completion of the Combination;

•	cooperation among the parties in connection with public announcements;

•	subject to certain limitations, notification by each party of any fact, event or circumstance known that (i) individually or taken together with all other facts, events and circumstances known to it, has resulted in, or is reasonably likely to result in, a material adverse effect, or (ii) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained in the combination agreement that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition under the combination agreement;

•	causing any dispositions or acquisitions of a NorthStar Company’s or the Company’s securities, pursuant to the transactions contemplated by the combination agreement by each individual who is subject to the reporting requirements under the securities laws to be exempt under Rule 16b-3 promulgated under the Exchange Act;

•	prohibiting actions that would cause any takeover law to become applicable to the combination agreement or the transactions contemplated by the combination agreement;

•	using commercially reasonable efforts to cause (i) the CLNS OP Contribution to qualify as a tax-free transaction pursuant to Section 351 of the Code, (ii) each of the NorthStar I merger and the NorthStar II merger to qualify as a reorganization within the meaning of Section 368(a)(1) of the Code and (iii) the RED REIT Contribution and the Company Contribution to be treated as a tax-free transaction pursuant to Section 721 of the Code;

•	cooperating in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer or stamp taxes, any transfer, recording, registration and other fees and any similar taxes that become payable in connection with the transactions contemplated by the combination agreement and cooperating in attempting to minimize the amount of transfer taxes;

•	with respect to NorthStar I and NorthStar II, subject to the dividend restrictions provided in the conduct of business provisions of the combination agreement, declaring and paying one or more dividends to its stockholders in an aggregate amount at least equal to the minimum dividend required to be distributed in order for such party to qualify as a REIT for the taxable year that ends upon the closing and to avoid the incurrence of any income or excise tax under Sections 857 or 4981 of the Code (and corresponding provisions of state or local tax law);

•	causing the shares of the Company class A common stock to be approved for listing on a national securities exchange, subject to official notice of issuance; and

•	with respect to NorthStar I and NorthStar II, as soon as reasonably practicable following the execution of the combination agreement (and in any event within 24 hours after such execution), taking all necessary corporate action to suspend their respective distribution reinvestment plan and share repurchase program.

Termination of the Combination Agreement

Termination by Mutual Agreement

The combination agreement may be terminated at any time before the closing of the CLNS OP Contribution by the mutual consent of NorthStar I, NorthStar II, the Company and CLNS OP.

Termination by any of the Parties

The combination agreement may be terminated at any time before the closing of the CLNS OP Contribution by any of NorthStar I, NorthStar II, the Company or CLNS OP if:

•	the closing of the transactions contemplated by the combination agreement has not occurred by the close of business on the date that is the nine-month anniversary of the later of the receipt of the NorthStar I stockholder approval and the receipt of the NorthStar II stockholder approval (which we refer to as the outside date), unless the party seeking to terminate the combination agreement has been the cause of, or materially contributed to, the failure of the closing to occur on or before such date;

•	the NorthStar I stockholder approval has not been obtained or the special meeting of the NorthStar I stockholders has not been held by the earlier of (i) March 31, 2018 and (ii) the date that is 30 days after the date originally scheduled for such special meeting or more than 120 days from the record date for such special meeting, whichever occurs first;

•	the NorthStar II stockholder approval has not been obtained or the special meeting of the NorthStar II stockholders has not been held by the earlier of (i) March 31, 2018 and (ii) the date that is 30 days after the date originally scheduled for such special meeting or more than 120 days from the record date for such special meeting, whichever occurs first; or

•	any requisite regulatory approval is denied by final, non-appealable action or any governmental authority issues a final, non-appealable order permanently restraining, enjoining or otherwise prohibiting the consummation of any of the transactions contemplated under the combination agreement, except that no party may terminate the combination agreement if such party’s failure to comply with any provision of the combination agreement has been the cause of, or materially contributed to, such action.

Termination by NorthStar I

The combination agreement may be terminated by NorthStar I, at any time before the closing of the CLNS OP Contribution:

•	if there has been a breach of any representation, warranty, covenant or agreement made by the NorthStar II parties, the CLNS parties or the Company parties or any representation or warranty of the NorthStar II parties, the CLNS parties or the Company parties becomes untrue, in either case, such that the conditions to NorthStar I’s obligation to complete the Combination relating to such representations or warranties or covenants would not then be satisfied and such breach or condition is incapable of being cured (or not capable of becoming true) or is not cured (or does not become true) within the earlier of: (i) 30 calendar days after written notice thereof is given by NorthStar I to NorthStar II, CLNS OP or the Company, as applicable; and (ii) the outside date;

•	if the NorthStar II board of directors (or a duly authorized committee thereof) makes a change of recommendation;

•	prior to receipt of the NorthStar I stockholder approval, in order to enter into an alternative acquisition agreement with respect to a superior proposal for NorthStar I; provided that NorthStar I has complied with the non-solicitation provisions and has paid or concurrently pays a termination fee in accordance with the termination fee provisions of the combination agreement; or

•	if NorthStar II materially breached its obligations under the provisions of the combination agreement regarding non-solicitation.

Notwithstanding anything to the contrary in the combination agreement, any termination by NorthStar I of the combination agreement may only be made with the approval of the NorthStar I special committee on behalf of NorthStar I.

Termination by NorthStar II

The combination agreement may be terminated by NorthStar II, at any time before the closing of the CLNS OP Contribution:

•

if there has been a breach of any representation, warranty, covenant or agreement made by the NorthStar I parties, the CLNS parties or the Company parties or any representation or warranty of the NorthStar I parties, the CLNS parties or the Company parties becomes untrue, in either case, such that the conditions to NorthStar II’s obligation to complete the Combination relating to such representations or warranties or covenants would not then be satisfied and such breach or condition is incapable of being cured (or not capable of becoming true) or is not cured (or does not become true) within the earlier of: (i) 30 calendar days after written notice thereof is given by NorthStar I to NorthStar II, CLNS OP or the Company, as applicable; and (ii) the outside date;

•	if the NorthStar I board of directors (or a duly authorized committee thereof) makes a change of recommendation;

•	prior to receipt of the NorthStar II stockholder approval, in order to enter into an alternative acquisition agreement with respect to a superior proposal for NorthStar II; provided that NorthStar II has complied with the non-solicitation provisions and has paid or concurrently pays a termination fee in accordance with the termination fee provisions of the combination agreement; or

•	if NorthStar I materially breached its obligations under the provisions of the combination agreement regarding non-solicitation.

Notwithstanding anything to the contrary in the combination agreement, any termination by NorthStar II of the combination agreement may only be made with the approval of the NorthStar II special committee on behalf of NorthStar II.

Termination by CLNS OP

The combination agreement may be terminated by CLNS OP at any time before the closing of the CLNS OP Contribution if:

•	there has been a breach of any representation, warranty, covenant or agreement made by the NorthStar I parties or the NorthStar II parties or any representation or warranty of the NorthStar I parties or the NorthStar II parties becomes untrue, in either case, such that the conditions to CLNS OP’s obligation to complete the Combination relating to such representations or warranties or covenants would not then be satisfied and such breach or condition is incapable of being cured (or not capable of becoming true) or is not cured (or does not become true) within the earlier of: (i) 30 calendar days after written notice thereof is given by CLNS OP to NorthStar I or NorthStar II, as applicable; and (ii) the outside date;

•	the NorthStar I board of directors (or a duly authorized committee thereof) or the NorthStar II board of directors (or a duly authorized committee thereof) makes a change of recommendation; or

•	NorthStar I or NorthStar II materially breached its obligations under the provisions of the combination agreement regarding non-solicitation.

Termination Fees

The combination agreement provides that, in connection with the termination of the combination agreement under specified circumstances, NorthStar I may be required to pay a termination fee, which we refer to as the NorthStar I termination fee, of either:

•	approximately $21.7 million (in the event the termination fee becomes payable in connection with a termination of the combination agreement (x) by NorthStar I in order to enter into an acquisition agreement with respect to a superior proposal for NorthStar I or (y) by NorthStar II or CLNS OP upon a change of recommendation by the NorthStar I board of directors, in each case in connection with NorthStar I entering into or recommending a superior proposal for NorthStar I with a go-shop bidder on or before October 19, 2017); or

•	approximately $43.4 million (in the event the termination fee becomes payable under any other circumstance pursuant to the combination agreement).

The combination agreement provides that, in connection with the termination of the combination agreement under specified circumstances, NorthStar II may be required to pay a termination fee, which we refer to as the NorthStar II termination fee, of either:

•	approximately $20.8 million (in the event the termination fee becomes payable in connection with a termination of the combination agreement (x) by NorthStar II in order to enter into an acquisition agreement with respect to a superior proposal for NorthStar II or (y) by NorthStar I or CLNS OP upon a change of recommendation by the NorthStar II board of directors, in each case in connection with NorthStar II entering into or recommending a superior proposal for NorthStar II with a go-shop bidder on or before October 19, 2017); or

•	approximately $41.6 million (in the event the termination fee becomes payable under any other circumstance pursuant to the combination agreement).

Each of NorthStar I and NorthStar II, which we refer to in such context as a paying party, has agreed to pay to the other parties, which we refer to in such context as the owed parties, its respective termination fee (and if NorthStar I is the paying party, it will pay to NorthStar II 45.95% of the NorthStar I termination fee and to CLNS OP 54.05% of the NorthStar I termination fee, and if NorthStar II is the paying party, it will pay to NorthStar I 47.03% of the NorthStar II termination fee and to CLNS OP 52.97% of the NorthStar II termination fee) at such time specified in the combination agreement, if the combination agreement is terminated under the following circumstances:

•	the paying party terminates to enter into an alternative acquisition agreement with respect to a superior proposal for such paying party;

•	either of the owed parties terminates as a result of a change of recommendation by the paying party;

•	each of (i) an acquisition proposal for the paying party is publicly proposed or disclosed and is not withdrawn at least five business days prior to the paying party’s stockholders meeting, (ii) any party terminates as a result of the failure to obtain the required stockholder approval at such paying party’s stockholders meeting, and (iii) at any time on or prior to the 12-month anniversary of such termination, the paying party has entered into a definitive agreement in respect of, or consummated, any acquisition proposal for the paying party (other than an acquisition proposal involving any of the owned parties or their respective subsidiaries); or

•	each of (i) an acquisition proposal for the paying party is publicly proposed or disclosed or otherwise communicated to the paying party’s board of directors and is not withdrawn at least five business days prior to termination, (ii) the combination agreement is terminated (A) by any party for failure of the paying party to timely hold its stockholders meeting, (B) by the owed parties as a result of a breach of the representations and warranties or covenants by the paying party that would cause the applicable closing conditions to not be satisfied and such breach either is not cured within 30 days of receipt of written notice by the paying party or is not curable (we refer to such breach as a terminable breach), or (C) by the owed parties as a result of a material breach by the paying party of its obligations under the provisions of the combination agreement regarding non-solicitation, and (iii) at any time on or prior to the 12-month anniversary of such termination, the paying party has entered into a definitive agreement in respect of, or consummated, any acquisition proposal for the paying party (other than an acquisition proposal involving any of the owned parties or their respective subsidiaries).

Under the following circumstances in which any two of (i) NorthStar I or any of its subsidiaries, (ii) NorthStar II or any of its subsidiaries and (iii) CLNS OP, RED REIT or any Contributed Entity, which we refer to in such context as the paying parties, enter into a definitive agreement with respect to, or consummate, a business combination transaction, each of the paying parties has agreed to pay the remaining party, which we refer to in such context as the owed party, a termination fee as follows: (x) in the case of a business combination between NorthStar I or any of its subsidiaries and NorthStar II or any of its subsidiaries, NorthStar I will pay to CLNS OP the NorthStar I termination fee and NorthStar II will pay to CLNS OP the NorthStar II termination; (y) in the case of a business combination between NorthStar I or any of its subsidiaries and CLNS OP, RED REIT or any Contributed Entity, each of NorthStar I and CLNS OP will pay to NorthStar II the NorthStar I termination fee; and (z) in the case of a business combination between NorthStar II or any of its subsidiaries and CLNS OP, RED REIT or any Contributed Entity, each of NorthStar II and CLNS OP will pay to NorthStar I the NorthStar II termination fee, in each case less any transaction expenses already paid by the paying parties to the owed party pursuant to the terms of the combination agreement:

•	the combination agreement is terminated: (i) as a result of the failure to obtain the required stockholder approval at a paying party’s stockholders meeting or failure of a paying party to timely hold its stockholders meeting; (ii) as a result of a terminable breach by either of the paying parties; (iii) as a result of a material breach by either of the paying parties, other than CLNS OP, of its obligations under the provisions of the combination agreement regarding non-solicitation; or (iv) in the event CLNS OP is a paying party, as a result of passing the outside date in a circumstance in which CLNS OP is not entitled to terminate for such event; and

•	at any time prior to the 12-month anniversary of such termination, the paying parties have entered into a definitive agreement with respect to, or consummated, a business combination transaction that, if proposed prior to such termination, would have constituted an acquisition proposal with respect to either of the paying parties, other than CLNS OP (with references to “20%” in the definition of acquisition proposal deemed to be references to 50%).

Payment of Transaction Expenses Upon Termination

If the combination agreement is terminated under any of the following circumstances, the paying party is to pay or cause to be paid the transaction expenses (capped at $10 million per owed party) of the owed parties:

•	any party terminates as a result of the failure of a paying party to timely hold its stockholders meeting;

•	either of the owed parties terminates as a result of a terminable breach by the paying party; or

•	either of the owed parties terminates as a result of a material breach by the paying party of its obligations under the provisions of the combination agreement regarding non-solicitation.

In the event that an owed party is entitled to receive payment of its transaction expenses pursuant to more than one bullet above, then the other two parties that are required to pay the owed party will each be required to pay 50% of the transaction expenses payable to such owed party.

In the event that a termination fee (or portion thereof) or transaction expenses are paid by any of the parties pursuant to the combination agreement, such termination fee or transaction expense will be the other parties’ sole and exclusive remedy for monetary damages under the combination agreement, except for damages resulting from willful breach or fraud.

In the event that the combination agreement is terminated and either NorthStar I or NorthStar II, which we refer to in such context as the recipient party, receives a termination fee, if the recipient party enters into a definitive agreement in respect of an acquisition proposal for such recipient party (with references to “20%” in the definition of acquisition proposal deemed to be references to 50%) at any time on or prior to the 12-month anniversary of such termination with a person or persons with whom the recipient party engaged in discussions or negotiations concerning a potential transaction at any time after the execution of the combination agreement and prior to the termination of the combination agreement, then such recipient party will pay to CLNS OP the portion of the NorthStar I termination fee or NorthStar II termination fee, as the case may be, received by the recipient party pursuant to the combination agreement.

Effect of Termination

In the event of any termination of the combination agreement, the combination agreement will become void and of no effect with no liability to any person on the part of any party hereto (or of any of its representatives or affiliates), except that:

•	no termination will relieve any party of any liability to the other parties resulting from any actual fraud or willful breach of the combination agreement;

•	no termination will relieve any party from its obligation to pay the termination fee (including any portion thereof) or transaction expenses, as applicable, in each case if, as and when required pursuant to the combination agreement; and

•	certain provisions of the combination agreement regarding limitations on representation and warranties made by the parties to the combination agreement, confidentiality, termination, the miscellaneous provisions and the relevant definitions will survive the termination of the combination agreement.

Miscellaneous Provisions

Specific Performance

The parties are entitled to injunctions, specific performance and other equitable relief to prevent breaches of the combination agreement and to enforce specifically the terms and provisions of the combination agreement in addition to any and all other remedies at law or in equity.

Amendment

The combination agreement may be amended or modified, or a consent granted, at any time before the closing of the CLNS OP Contribution by a written agreement executed by all of the parties, except to the extent that any such amendment would violate the MGCL or require resubmission of the combination agreement, the Mergers or the constituent documents of the Company to the stockholders of either of the NorthStar Companies. Neither NorthStar I nor NorthStar II may waive, amend or modify or grant any consent under the combination agreement without the prior written approval of the special committee of its board of directors.

Governing Law

The combination agreement is governed by the laws of the State of Maryland, without giving effect to conflicts of laws principles that would cause the application of the law of any other jurisdiction.

No Third-Party Beneficiaries

The combination agreement is not intended to, and does not, confer upon any person other than each of the parties thereto any rights or remedies, except for the Company’s obligation to indemnify and hold harmless, and to advance expenses to, each current or former director or officer of NorthStar I and NorthStar II and their respective subsidiaries in connection with claims arising out of or pertaining to matters existing or occurring at or prior to the applicable effective time of the Mergers and to obtain and fully pay for “tail” insurance policies with respect to directors’ and officers’ liability insurance, in each case, as set forth in the combination agreement.

THE LIQUIDATING TRUST

Background

Pursuant to the combination agreement, NorthStar I will not be transferring to the Company in connection with the NorthStar I merger that certain promissory note in the original principal amount of $150,150,000.00, dated April 11, 2014, as given by a borrower group to NS Income DB Loan—Series III, a series of NS Income DB Loan, LLC, as lender, which note was evidenced in part by that certain Loan Agreement, dated as of April 11, 2014, between borrower and lender, which we refer to, collectively, as the NorthStar I excluded asset. The promissory note bears interest at a rate of 620 basis points, plus the greater of (a) 25 basis points and (b) the 30-day London Interbank Offered Rate, which we refer to as LIBOR. The promissory note is secured by a first priority mortgage on a retail portfolio consisting of three enclosed malls, two strip centers and various pad sites totaling approximately 1.4 million net rentable square feet located in Georgia, Florida and Tennessee. The promissory note has an initial maturity date of May 9, 2019, but is subject to two extensions of one year each, subject to the satisfaction of certain conditions. CLNS and NorthStar I made the determination that the NorthStar I excluded asset would not be acquired by the Company in the NorthStar I merger based on the concern that inclusion of the NorthStar I excluded asset in the Company could negatively affect the Company’s initial public offering or otherwise negatively impact its trading as a public company. Among the factors considered in connection with making that determination include (i) the fact that the loan is in respect of an asset class that is not in favor in both the public and private markets, (ii) the fact that the overall size of the loan does not align with the Company’s stated investment objectives and diversified strategy, and (iii) the current lack of liquidity of such loan asset.

NorthStar I may, under the combination agreement, dispose of all or any portion of the NorthStar I excluded asset prior to the closing of the Combination to any third party, so long as the net cash proceeds from any such third party sale are not less than $65 million. To the extent the net cash proceeds from any such third party sale exceed $65 million, NorthStar I will distribute such excess amount to the holders of NorthStar I common stock prior to the effective time of the NorthStar I merger. NorthStar I also will transfer any non-cash proceeds from such third party sale to the liquidating trust, together with any remaining portion of the NorthStar I excluded asset that is not sold in such third party sale (together referred to as the NorthStar I retained asset), and will distribute the interests in the liquidating trust to the holders of NorthStar I common stock prior to the effective time of the NorthStar I merger.

In the event that NorthStar I does not effect a sale of the NorthStar I excluded asset to a third party prior to the closing of the Combination, then NorthStar I will: (i) sell a senior participation interest (which we refer to as the Senior Interest) to an affiliate of CLNS for $65 million, which is the principal amount of the Senior Interest; (ii) contribute to a liquidating trust its remaining right, title and interest in and to the NorthStar I excluded asset (which we refer to as the Junior Interest or the NorthStar I retained asset); and (iii) distribute the interests in the liquidating trust to the holders of NorthStar I common stock prior to the effective time of the NorthStar I merger. Both the Senior Interest and the Junior Interest will bear interest at a rate of 620 basis points, plus the greater of (a) 25 basis points and (b) 30-day LIBOR, which is the same rate as that of the NorthStar I excluded asset. In addition to purchasing the Senior Interest, CLNS or an affiliate thereof will also commit $10 million to fund certain expenses, including building improvements, tenant improvements, leasing commissions and administrative costs of conversion to equity, to the extent necessary, with respect to the NorthStar I retained asset.

The holder of the Senior Interest will have sole authority to serve as or appoint a servicer and will retain administrative responsibility for the loan, with the sole right and authority to act on behalf of the lenders in all matters except with respect to the following: (a) any modification to the terms of the loan that involves (i) a change to the interest rate, (ii) a change of the payment date, (iii) any extension of maturity or (iv) any other material modification as will be set forth in the management services agreement; (b) any waiver of an event of default under the NorthStar I excluded asset’s loan agreement; (c) consenting to any transfer by the borrower not otherwise permitted under the NorthStar I excluded asset’s loan agreement; and (d) approving any material alteration, further encumbrance or change in use of the mortgaged property.

In the event the lender exercises its remedies under the NorthStar I excluded asset’s loan agreement pursuant to a foreclosure action, deed-in-lieu of foreclosure, or other cause of action or negotiated arrangement and, as a result thereof, the holder of the Junior Interest or its designated affiliate becomes the successor owner (which we refer to as an “approved successor owner”), directly or indirectly, of the property underlying the loan, the holder of the Senior Interest agrees to either (at its election) (x) maintain outstanding the existing loan with the approved successor owner assuming the borrower’s obligations thereunder, extending the term two years beyond the current, fully-extended maturity, or (y) advance a new mortgage loan to the approved successor owner under terms substantially similar to the existing loan, in each case, with such loan being in a principal amount equal to the then unpaid balance of the Senior Interest. The holder of the Senior Interest also agrees that, in connection with either the foregoing (x) or (y), it will provide an additional $10 million commitment to fund certain expenses, including building improvements, tenant improvements, leasing commissions and administrative costs of conversion to equity. Draws under this loan facility will be subject to customary documentation requirements.

NorthStar I currently expects that distributions with respect to the NorthStar I excluded asset will be made as follows: first, unreimbursed costs and related interest due from the borrower to the holder of the Senior Interest; second, accrued and unpaid interest to the holder of the Senior Interest; third, accrued and unpaid interest to the holder of the Junior Interest; fourth, unpaid principal to the holder of the Senior Interest; fifth, unpaid principal to the holder of the Junior Interest; sixth, the pro rata payment of any additional fees or changes paid by the borrower; seventh, any additional amounts received in respect of the NorthStar I excluded asset will be paid first to the holder of the Senior Interest until all obligations owed thereto are paid in full, then to the holder of the Junior Interest until all obligations owed thereto are paid in full; eighth, any additional amounts received in respect of the NorthStar I excluded asset will be shared pro rata between the holder of the Senior Interest and the holder of the Junior Interest. Such a distribution schedule would result in the liquidating trust, as holder of the Junior Interest, absorbing losses, if any, with respect to the underlying promissory note to the extent of its interest in the underlying promissory note.

In the event that there is a NorthStar I retained asset to be transferred to the liquidating trust, then prior to the consummation of the NorthStar I merger, NorthStar I OP will distribute the NorthStar I retained asset to NorthStar I and NorthStar I will transfer the NorthStar I retained asset to a limited liability company, which we refer to as Holdco, a wholly owned subsidiary of NorthStar I formed to hold, service and receive the proceeds of any sale of the NorthStar I retained asset. Prior to the consummation of the NorthStar I merger, NorthStar I will transfer all of its units of membership interest in Holdco to the liquidating trust for the benefit of the holders of NorthStar I common stock. NorthStar I will then distribute to NorthStar I stockholders one non-transferable unit representing a proportionate beneficial interest in the liquidating trust for each share of NorthStar I common stock that they hold as of the time of such distribution.

Pursuant to the trust agreement (as defined herein), it is intended that, for federal, state and local income tax purposes, the liquidating trust will be treated as a liquidating trust under Treasury Regulation Section 301.7701-4(d) and any analogous provision of state or local law, the liquidating trust will be treated as a grantor trust and the beneficiaries of the liquidating trust will be treated as the owners of an undivided proportionate interest in the assets of the liquidating trust pursuant to sections 671 through 679 of the Code and any analogous provision of state or local law. It is also intended that the beneficiaries of the liquidating trust will be taxed on their respective share of the liquidating trust’s taxable income pursuant to section 671 of the Code and any analogous provision of state or local law.

The holders of NorthStar I common stock may receive less than expected or nothing from the liquidating trust, and should consider this risk in evaluating the NorthStar I merger. If the borrower group under the NorthStar I retained asset defaults, the liquidating trust may not be able to recover the full principal amount of the NorthStar I retained asset and interest thereon and it may incur costs of collection, property protection costs, or costs associated with a conversion of the NorthStar I retained asset to equity. In addition, the liquidating trust will incur management fees and other administrative costs that will be payable from payments of principal and interest under the NorthStar I retained asset before the proceeds of the NorthStar I retained asset can be distributed to beneficiaries of the liquidating trust.

The liquidating trust will have a term of three years, which may be extended under certain circumstances. NorthStar I cannot say with certainty at this time how long it will take before a final distribution is made.

The Liquidating Trust Agreement

The following paragraphs describe the material provisions of the form of liquidating trust agreement and declaration of trust, which is attached as Annex I to this joint proxy statement/prospectus and is incorporated herein by reference. This summary may not contain all of the information about the liquidating trust agreement and declaration of trust, which we refer to as the trust agreement, that is important to holders of NorthStar I common stock. We urge the holders of NorthStar I common stock to read carefully the full text of the trust agreement because it is the principal document that will govern NorthStar I stockholders’ rights and obligations as holders of liquidating trust units. The rights and obligations of the parties to the trust agreement will be governed by the express terms and conditions of the trust agreement and not by this summary or any other information contained in this joint proxy statement/prospectus. This summary is qualified in its entirety by reference to the trust agreement.

Purpose of the Liquidating Trust

The liquidating trust is organized for the sole purpose of liquidating the NorthStar I retained asset and holding the ownership units of Holdco, acting as the managing member of Holdco and causing Holdco and any Holdco subsidiaries to own, hold, service and receive the proceeds of any sale, transfer or other disposition of the assets held by the liquidating trust, which we refer to as the trust assets, and the assets of Holdco, which we refer to as the Holdco assets, for the ultimate purpose of liquidating the trust assets and the Holdco assets and distributing the net proceeds thereof to the holders of beneficial interests of the liquidating trust, all after the payment of certain administrative expenses and other costs. The liquidating trust will not have any objective to continue or engage in the conduct of a trade or business or cause Holdco or any Holdco subsidiary to continue or engage in the conduct of a trade or business, except as necessary for the orderly liquidation of, and preservation or realization of the value of, the trust assets and the Holdco assets to be liquidated.

Holdco

Holdco will be a Delaware limited liability company that will be formed by NorthStar I prior to the closing of the Combination. Holdco will sell, transfer or otherwise dispose of the NorthStar I retained asset and distribute the proceeds following the closing of the Combination. Upon its formation, Holdco will issue 100% of the membership interests of Holdco to NorthStar I, which NorthStar I will subsequently transfer to the liquidating trust for the benefit of the holders of NorthStar I common stock.

Holdco will be governed by a limited liability company agreement under which the liquidating trust generally will serve in the same role as NorthStar I serves with respect to NorthStar I OP, including acting as manager and/or managing member and generally being responsible for the day-to-day management of Holdco, with full power to run and administer its business and affairs. The purpose of Holdco will be comparable to the purpose of the liquidating trust.

Beneficial Interests in the Liquidating Trust

NorthStar I will distribute to each record owner of NorthStar I common stock at the time of such distribution one unit of beneficial interest in the liquidating trust for each share of NorthStar I common stock held by such record owner. Following such distribution, each holder of beneficial interests in the liquidating trust will have a pro rata undivided beneficial interest in the ownership units of Holdco and any other trust assets equal to the number of beneficial interests in the liquidating trust held by such record owner divided by the total number of beneficial interests in the liquidating trust held by all record owners. The beneficial interests in the liquidating trust will be expressed in terms of units for ease of administration, but they will not be certificated. Subject to certain limited exceptions with regard to retirement accounts, units of beneficial interest in the liquidating trust may not be transferred or assigned other than by will, intestate succession or operation of law.

Management Services Agreement

Concurrently with the transfer of the ownership units of Holdco to the liquidating trust, the liquidating trust will enter into a management services agreement with an advisor, which advisor will be an affiliate of CLNS, to service and assist in the potential sale of the NorthStar I retained asset, and to provide administrative services to the liquidating trust and its subsidiaries on such terms and conditions as may be approved by the trustee(s). It is expected that the compensation payable to the advisor under a management services agreement will be equal to an annual management fee of 1.25% of the liquidating trust’s net assets.

Reports to Beneficiaries

As soon as practicable after the closing of the Combination, the liquidating trust will mail to each beneficiary a notice indicating how many units of beneficial interest in the liquidating trust such beneficiary owns. The liquidating trust will file with the SEC annual reports under the cover of Form 10-K showing the assets and liabilities of the liquidating trust at the end of the applicable calendar year and the receipts and disbursements of the liquidating trust for such period covered by the report. NorthStar I does not contemplate that any of the financial statements of the liquidating trust will be audited by independent public accountants. During the course of each fiscal year, whenever a material event relating to the assets of the liquidating trust occurs, the liquidating trust will file with the SEC a current report on Form 8-K describing such event.

Duration and Termination of Trust

The existence of the liquidating trust will terminate upon the earlier of (i) the liquidation and distribution of the net proceeds of all trust assets and Holdco assets and (ii) the third anniversary of the date of the trust agreement. However, the trustee(s) may extend the term of the liquidating trust beyond the three-year anniversary if the trustee(s) reasonably determine that an extension is necessary to fulfill the purposes of the liquidating trust.

Distributions

Pursuant to the trust agreement, the trustee(s) of the liquidating trust will have the discretion to make distributions of available cash to the beneficiaries as and when they deem such distributions to be in the best interests of the beneficiaries, taking into account the administrative costs of making such distributions, anticipated costs and expenses of the liquidating trust and such other factors as they may consider appropriate.

NorthStar I expects that the liquidating trust will make distributions to the beneficiaries of interest and principal payments on the NorthStar I retained asset and net proceeds from any sale, transfer or other disposition of the NorthStar I retained asset, all after the payment of certain administrative expenses and other costs.

Trustees

The liquidating trust will be governed by a board of trustees. The board of trustees will initially have one or more trustee(s), all of whom will be independent. In addition to any and all powers conferred upon the trustee(s) by the trust agreement or any laws of the State of Maryland, the board of trustees will have the power, among other things:

•	to determine the nature and amount of the consideration to be received with respect to the sale or other disposition of, or the grant of interest in, the trust assets and/or the Holdco assets;

•	to collect, liquidate, finance or refinance or otherwise convert into cash, or such other property as it deems appropriate, all property, assets and rights in the trust assets and/or the Holdco assets, and to pay, discharge and satisfy all other claims, expenses, charges, liabilities and obligations existing with respect to the trust assets, the Holdco assets, the liquidating trust or the trustee(s);

•	to elect, appoint, engage, retain or employ any persons as officers, agents, representatives, employees or independent contractors in one or more capacities (including entering into the management services agreement), and to pay reasonable compensation from the trust assets or the Holdco assets for services provided;

•	to retain and set aside such funds out of the trust assets or the Holdco assets as the trustee(s) may deem necessary or expedient to pay, or provide for the payment of (i) unpaid claims, liabilities of the liquidating trust or any trust subsidiary, and (ii) the expenses of administering the trust assets;

•	to do and perform any and all acts necessary or appropriate for the conservation, protection and realization of value of the trust assets and the Holdco assets, including acts or things necessary or appropriate to maintain the trust assets and the Holdco assets held by the trustee(s) pending sale or disposition thereof or distribution thereof to the holders of beneficial interests;

•	to institute, defend, settle or otherwise resolve actions, judgments or claims for declaratory relief or other actions, judgments or claims and to take such other action, in the name of the liquidating trust or any subsidiary owned by it or as otherwise required, as the trustee(s) may deem necessary or desirable to enforce any instruments, contracts, agreements, causes of action or rights relating to or forming a part of the trust assets or the Holdco assets;

•	to determine conclusively from time to time the value of and to revalue the securities and other property of the liquidating trust, in accordance with independent appraisals or other information as it deems necessary or appropriate;

•	to cancel, terminate or amend any instruments, contracts, agreements, obligations or causes of action relating to or forming a part of the trust assets or the Holdco assets, and to execute new instruments, contracts, agreements, obligations or causes of action notwithstanding that the terms of any such instruments, contracts, agreements, obligations or causes of action may extend beyond the terms of the liquidating trust;

•	in the event any of the property that is or may become a part of the trust assets or the Holdco assets is situated in any state or other jurisdiction in which the trustee(s) are not qualified to act as trustee(s), to nominate and appoint an individual or corporate trustee qualified to act in such state or other jurisdiction;

•	to cause any investments of any part of the trust assets or the Holdco assets to be registered and held in its name or in the names of a nominee or nominees without increase or decrease of liability;

•	to (i) terminate and dissolve any entities owned by the liquidating trust or any subsidiary and (ii) form any new entities to be owned by the liquidating trust or any subsidiary, provided that the interests in any such newly formed entities would not constitute assets prohibited by Revenue Procedure 82-58, 1982-2 C.B. 847 (as amplified by Revenue Procedure 91-15, 1991-1 C.B. 484), as the same may be further amended, supplemented, or modified;

•	to perform any act authorized, permitted or required under any instrument, contract, agreement, right, obligation or cause of action relating to or forming a part of the trust assets or the Holdco assets whether in the nature of an approval, consent, demand or notice thereunder or otherwise, unless such act would require the consent of the holders of beneficial interests in accordance with the express provisions of the trust agreement; and

•	to adopt bylaws not inconsistent with the trust agreement providing for the conduct of the business of the liquidating trust and to amend and repeal them.

Any trustee may resign upon notice to the other trustee(s) and any trustee may be removed at any time, with or without cause, by beneficiaries holding in the aggregate more than two-thirds of the total outstanding liquidating trust units at a meeting of the beneficiaries properly called for that purpose. If a vacancy on the board of trustees exists, because a trustee resigns or is removed, unless the remaining trustee(s) decrease the number of trustees comprising the board of trustees, or because the number of trustees is increased, the vacancy will be filled by the remaining trustee(s) or, if the trustee(s) are unable to do so, by the beneficiaries of the liquidating trust at a meeting properly called for that purpose, upon the affirmative vote of beneficiaries holding units representing a majority of the total liquidating trust units present at the meeting, in person or represented by proxy.

To the fullest extent permitted by law, and subject to certain limits on liability of trustee(s) under applicable Maryland law, the trustee(s) and officers of the liquidating trust will not be subject to any personal liability to any person, including the liquidating trust or its beneficiaries, in connection with the trust estate and the liquidating trust. The liquidating trust also will indemnify, to the maximum extent permitted by law, the trustee(s) and the liquidating trust’s officers, agents and certain other persons against all claims, actions, liabilities and expenses reasonably incurred by such indemnified persons in connection with the defense or disposition of any proceeding in which the indemnified person may be involved or threatened in connection with the exercise and performance of any of their powers and duties under the trust agreement. The right to receive indemnification will extend to all costs, disbursements and attorneys’ fees and amounts paid in satisfaction of judgments or settlements. The liquidating trust may make advance payments in connection with indemnification claims, provided that the indemnified person has undertaken to repay any amount advanced and to reimburse the liquidating trust in the event that it is subsequently determined that the indemnified person is not entitled to such indemnification. The liquidating trust will purchase such insurance as the trustee(s) believe will adequately insure that each indemnified person will be indemnified against any claims, actions, liabilities and expenses as provided under the trust agreement.

Amendments

The trustee(s) may amend the trust agreement with the consent of beneficiaries holding a majority of all liquidating trust units. The trustee(s) may not amend the trust agreement if the amendment would permit the trustee(s) to adversely affect the beneficiaries’ rights to receive their pro rata shares of the trust assets. In addition, no amendment may increase the potential liability of the trustee(s) without their consent or jeopardize the respective tax treatment of the liquidating trust or its beneficiaries as a “liquidating trust” and as owners of their respective shares of the liquidating trust’s taxable income.

The trustee(s) may amend the trust agreement without the consent of the beneficiaries to:

•	add to the representations, duties or obligations of the trustee(s) or surrender any right or power granted to the trustee(s) in the trust agreement;

•	facilitate the transferability by beneficiaries of liquidating trust units, subject to the ability of the liquidating trust to remain eligible for relief from the registration and reporting requirements under the Exchange Act;

•	comply with applicable laws, including tax laws or to satisfy any requirements, conditions, guidelines or opinions contained in any opinion, directive, order, ruling or regulation of the SEC, the internal revenue service or any other U.S. federal or state or non-U.S. governmental agency, compliance with which the trustee(s) deem to be in the best interest of the beneficiaries as a whole;

•	enable the liquidating trust to obtain no-action assurances from the staff of the SEC regarding relief from registration and reporting requirements under the Exchange Act, which relief the trustee(s) deem to be in the best interest of the beneficiaries as a whole;

•	enable the liquidating trust to be treated as a “liquidating trust” under the applicable federal, state and local tax laws, if the trustee(s) deem such amendment to be in the best interests of the beneficiaries as a whole; and

•	cure any ambiguity, to correct or supplement any provision in the trust agreement which may be inconsistent with any other provision in the trust agreement, or to add any other provisions with respect to matters or questions arising under the trust agreement that will not be inconsistent with the provisions of the trust agreement.

Comparison of Rights of NorthStar I Stockholders and Holders of Units of Beneficial Interest in the Liquidating Trust

Voting Rights

Holders of NorthStar I common stock are entitled to one vote per share on all matters upon which NorthStar I stockholders are entitled to vote, including the election of directors.

Each holder of units of beneficial interest in the liquidating trust will be entitled to a number of votes equal to the number of units of beneficial interest held by such beneficiary as of the applicable record date on matters with respect to which such holder of units of beneficial interest are allowed to vote under the terms of the trust agreement, including certain matters with respect to the removal of, and, in certain instances, the election of replacements for, trustees.

Dividends and Distributions

As provided under the MGCL, holders of NorthStar I common stock are entitled to such dividends as may be declared from time to time by the NorthStar I board of directors from funds available therefor, and upon liquidation are entitled to receive, on a pro rata basis, all of the NorthStar I assets available for distribution.

The trustee(s) of the liquidating trust may make periodic distributions, at their discretion, of cash or other property comprising a portion of the trust assets, or may elect to make a single distribution following the liquidation of all trust assets and satisfaction of the liabilities of the liquidating trust.

Transfers of Shares/Units

As a general matter, holders of NorthStar I common stock are entitled to transfer their shares to third parties subject to the requirements of the NorthStar I charter and the NorthStar I bylaws, including certain restrictions imposed to maintain qualification as a REIT, although no trading market exists for shares of NorthStar I common stock.

Subject to certain limited exceptions with regard to retirement accounts, units of beneficial interest in the liquidating trust will not be transferable under any circumstances, except by will, intestate succession or operation of law.

Charter; Bylaws; Trust Agreement

The NorthStar I charter and the NorthStar I bylaws provide for a board of directors, and the NorthStar I charter may be amended upon the recommendation of the NorthStar I board of directors by the affirmative vote of a majority of all votes entitled to be cast on the matter at a properly called stockholders meeting, while the NorthStar I bylaws may be amended exclusively by the NorthStar I board of directors.

The liquidating trust will be managed by the trustee(s), and the trust agreement that governs the liquidating trust may be amended upon recommendation of the board of trustees by the affirmative vote of beneficiaries holding a majority of all outstanding units of beneficial interest at a properly called beneficiaries meeting.

Indemnification

Subject to any limitations set forth under Maryland law, the NorthStar I charter obligates NorthStar I to indemnify and advance expenses to (i) any individual who is a present or former director or officer of NorthStar I and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity, (ii) any individual who, while a director or officer of NorthStar I and at the request of NorthStar I, serves or has served as a director, officer, partner or trustee of another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity or (iii) the NorthStar I advisor or any of its affiliates acting as an agent of NorthStar I. The NorthStar I charter permits NorthStar I, with the approval of the NorthStar I board of directors or any duly authorized committee thereof, to indemnify and advance expenses to any person who served a predecessor of NorthStar I in any of the capacities described above and to any employee or agent of NorthStar I or a predecessor of NorthStar I.

Notwithstanding the foregoing, NorthStar I will not provide indemnification of an indemnitee unless all of the following conditions are met:

•	the indemnitee has determined, in good faith, that the course of conduct that caused the loss or liability was in the best interests of NorthStar I;

•	the indemnitee was acting on behalf of or performing services for NorthStar I;

•	such liability or loss was not the result of:

•	(A) negligence or misconduct, in the case that the indemnitee is a director (other than an independent director), the advisor or an affiliate of the advisor, or

•	(B) gross negligence or willful misconduct, in the case that the indemnitee is an independent director; and

•	such agreement to hold harmless is recoverable only out of net assets and not from the NorthStar I stockholders.

Additional conditions are required to be met for an indemnitee to be entitled to indemnification for any loss, liability or expense arising from or out of an alleged violation of federal or state securities laws.

The trust agreement limits the personal liability of the trustee(s) and the beneficiaries for monetary damages to the fullest extent permitted by Maryland law, and provides that the trustee(s), officers, agents and certain other persons will be indemnified for claims, liabilities and damage to the fullest extent permitted by Maryland law. The trust agreement requires the trust to advance expenses to the indemnitees in defending an action, suit or proceeding for which indemnification may be sought, but the indemnitees will be required to undertake to repay any advances if it is determined that they were not entitled to indemnification for such expenses. The liquidating trust will have obligations for the reimbursement of certain costs and indemnification relating to the NorthStar I retained asset.

Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling NorthStar I, or the trustee(s) of the liquidating trust, NorthStar I has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Insurance

NorthStar I maintains director and officer insurance on behalf of (i) any individual who is a present or former director or officer of NorthStar I and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity, (ii) any individual who, while a director or officer of NorthStar I and at the request of NorthStar I, serves or has served as a director, officer, partner or trustee of another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity and (iii) the advisor to NorthStar I or any of its affiliates acting as an agent of NorthStar I.

The trustee(s) will cause the liquidating trust to purchase, with the assets of the liquidating trust, insurance on behalf of the trustee(s) that the trustee(s) determine, in the exercise of their discretion, adequate to insure that they will be indemnified against any loss, liability or damage for which indemnification would otherwise be provided by the liquidating trust.

OTHER RELATED AGREEMENTS

Management Agreement

The Company will be externally managed and advised by the Manager, which is a wholly owned subsidiary of CLNS OP. All of the Company’s officers are employees of CLNS, and the Company does not expect to have any employees upon completion of the Combination. The Company expects to benefit from the experience, skill, resources, relationships and contacts of the executive officers and key personnel of CLNS. The Manager will be required to provide the Company with the Company’s senior management team, including a chief executive officer and chief financial officer, along with appropriate support personnel, to provide management services to the Company.

Upon completion of the Combination, the Company will enter into a management agreement with the Manager pursuant to which the Manager will manage the Company’s assets and its day-to-day operations. The Manager will be responsible for, among other matters, (1) the selection, origination, acquisition, management and sale of the Company’s portfolio investments, (2) the Company’s financing activities and (3) providing the Company with investment advisory services. The Manager will also be responsible for the Company’s day-to day operations and will perform (or will cause to be performed) such services and activities relating to the Company’s investments and business and affairs as may be appropriate. The management agreement will require the Manager to manage the Company’s business affairs in conformity with the investment guidelines and other policies that are approved and monitored by the Company board of directors. The Manager’s role as Manager will be under the supervision and direction of the Company board of directors.

The initial term of the management agreement expires on the third anniversary of the closing of the Combination and will be automatically renewed for a one-year term each anniversary date thereafter unless earlier terminated as described below. The Company’s independent directors will review the Manager’s performance and the fees that may be payable to the Manager annually and, following the initial term, the management agreement may be terminated annually if there has been an affirmative vote of at least two-thirds of the Company’s independent directors that (1) there has been unsatisfactory performance by the Manager that is materially detrimental to the Company or (2) the compensation payable to the Manager, in the form of base management fees and incentive fees taken as a whole, or the amount thereof, is not fair to the Company, subject to the Manager’s right to prevent such termination due to unfair fees by accepting reduced compensation as agreed to by at least two-thirds of the Company’s independent directors. The Company must provide the Manager 180 days’ prior written notice of any such termination.

The Company may also terminate the management agreement for cause (as defined in the management agreement) at any time, including during the initial term, without the payment of any termination fee, with at least 30 days prior written notice from the Company board of directors. Unless terminated for cause, the Manager will be paid a termination fee as described in the table below. The Manager may terminate the management agreement if the Company becomes required to register as an investment company under the Investment Company Act, with such termination deemed to occur immediately before such event, in which case the Company would not be required to pay a termination fee. The Manager may decline to renew the management agreement by providing the Company with 180 days prior written notice, in which case the Company would not be required to pay a termination fee. The Manager may also terminate the management agreement with at least 60 days prior written notice if the Company breaches the management agreement in any material respect or otherwise is unable to perform its obligations thereunder and the breach continues for a period of 30 days after written notice to the Company, in which case the Manager will be paid a termination fee as described in the table below.

The following table summarizes the fees and expense reimbursements that the Company will pay to the Manager:

Type	Description

Management Fee	1.5% of the Company’s stockholders’ equity, per annum (0.375% per quarter), payable quarterly in arrears in cash. For purposes of calculating the base management fee, the Company’s stockholders’ equity means: (a) the sum of (1) the net proceeds received by the Company (or, without duplication, the Company’s direct subsidiaries, such as the Company OP) from all issuances of the Company’s or such subsidiaries’ common and preferred equity securities since inception (allocated on a pro rata basis for such issuances during the calendar quarter of any such issuance), plus (2) the Company’s cumulative Core Earnings (as defined below) from and after the closing date of the Combination to the end of the most recently completed calendar quarter, less (b)(1) any distributions to the Company’s common stockholders (or owners of common equity of the Company’s direct subsidiaries, such as the Company OP, other than the Company or any of such subsidiaries), (2) any amount that the Company or any of the Company’s direct subsidiaries, such as the Company OP, have paid to (x) repurchase for cash the Company’s common stock or common equity securities of such subsidiaries or (y) repurchase or redeem for cash the Company’s preferred equity securities or preferred equity securities of such subsidiaries, in each case since the closing date of the Combination and (3) any incentive fee (as described below) paid to the Manager since the closing date of the Combination. With respect to that portion of the period from and after the closing date of the Combination that is used in the calculation of the base management fee, all items in the foregoing sentence (other than clause (a)(2)) are calculated on a daily weighted average basis. The Company’s stockholders’ equity includes any restricted shares of the Company’s common stock or common equity of the Company’s direct subsidiaries, such as the Company OP, and any other shares of the Company’s common stock or common equity of such subsidiaries underlying awards granted under the Company’s or such subsidiaries’ equity incentive plans. The amount of net proceeds received will be subject to the determination of the Company board of directors to the extent such proceeds are other than cash. The Company’s stockholders’ equity, for purposes of calculating the management fee, could be greater or less than the amount of stockholders’ equity shown on the Company’s financial statements.

Incentive Fee	The Manager will be entitled to an incentive fee, payable quarterly in arrears in cash, with respect to each calendar quarter (or portion thereof) that the management agreement is in effect in an amount, not less than zero, equal to the difference between (1) the product of (x) 20% and (y) the difference between (i) Core Earnings (as defined below) for the most recent 12-month period (or if the closing date of the Combination is less than 12 months earlier, since the closing date of

Type	Description

the Combination), including the current quarter, and (ii) the product of (A) the Company’s common equity in the most recent twelve (12)-month period (or if the closing date of the Combination is less than 12 months earlier, since the closing date of the Combination), including the current quarter and (B) 7% per annum, and (2) the sum of any incentive fee paid to the Manager with respect to the first three calendar quarters of the most recent 12-month period (or if the closing date of the Combination is less than 12 months earlier, since the closing date of the Combination); provided, however, that no incentive fee is payable with respect to any calendar quarter unless Core Earnings is greater than zero for the most recently completed 12 calendar quarters (or if the closing date of the Combination is less than 12 calendar quarters earlier, since the closing date of the Combination).

For purposes of calculating the incentive fee prior to the completion of a 12-month period following the Combination, Core Earnings will be calculated on an annualized basis. Core Earnings is a non-U.S. GAAP measure and is defined as U.S. GAAP net income (loss) attributable to the Company’s common stockholders (or, without duplication, the owners of the common equity of the Company’s direct subsidiaries, such as the Company OP) and excluding (i) non-cash equity compensation expense, (ii) the expenses incurred in connection with the Company’s formation and an IPO, including the initial underwriting discounts and commissions, (iii) the incentive fee, (iv) acquisition costs from successful acquisitions, (v) depreciation and amortization, (vi) any unrealized gains or losses or other similar non-cash items that are included in net income for the current quarter, regardless of whether such items are included in other comprehensive income or loss, or in net income, (vii) one-time events pursuant to changes in U.S. GAAP and (viii) certain material non-cash income or expense items that in the judgment of management should not be included in Core Earnings. For clauses (vii) and (viii), such exclusions shall only be applied after discussions between the Manager and the Company’s independent directors and after approval by a majority of the Company’s independent directors.

For purposes of calculating the incentive fee, the Company’s common equity means: (a) the sum of (1) the net proceeds received by the Company (or, without duplication, the Company’s direct subsidiaries, such as the Company OP) from all issuances of the Company’s common stock or such subsidiaries’ common equity securities since inception (allocated on a pro rata basis for such issuances during the calendar quarter of any such issuance), plus (2) the Company’s cumulative Core Earnings from and after the closing date of the Combination to the end of the most recently completed calendar quarter, less (b) (1) any distributions to the Company’s common stockholders (or owners of common equity the Company’s direct subsidiaries (such as the Company OP), other than the Company or any of such subsidiaries), (2) any

Type	Description
amount that the Company or any of the Company’s direct subsidiaries (such as the Company OP) pay to repurchase for cash the Company’s common stock or common equity securities of such subsidiaries since the closing date of the Combination and (3) any incentive fee paid to the Manager since the closing date of the Combination. With respect to that portion of the period from and after the closing date of the Combination that is used in the calculation of the incentive fee, all items in the foregoing sentence (other than clause (a)(2)) are calculated on a daily weighted average basis. The Company’s common equity includes any restricted shares of the Company’s common stock or common equity of the Company’s direct subsidiaries (such as the Company OP) and any other shares of the Company’s common stock or common equity of such subsidiaries underlying awards granted under the Company’s or such subsidiaries’ equity incentive plans. The amount of net proceeds received will be subject to the determination of the Company board of directors to the extent such proceeds are other than cash.

Reimbursement of Expenses	Reimbursement of expenses related to the Company incurred by the Manager, including legal, accounting, financial, due diligence and other services will be paid on the Company’s behalf by the Company OP or its designee(s). The Company will reimburse the Manager for the Company’s allocable share of the salaries and other compensation of the Company’s chief financial officer and certain of its affiliates’ non-investment personnel who spend all or a portion of their time managing the Company’s affairs, and the Company’s share of such costs will be based upon the percentage of such time devoted by personnel of the Manager (or its affiliates) to the Company’s affairs. The Company may be required to pay the Company’s pro rata portion of rent, telephone, utilities, office furniture, equipment, machinery and other office, internal and overhead expenses of the Manager and its affiliates required for the Company’s operations.

Termination Fee

Upon termination of the management agreement by the Company without cause or by the Manager if the Company materially breaches the management agreement, the Company will owe the Manager a termination fee equal to three times the sum of (i) the average annual base management fee and (ii) the average annual incentive fee, in each case earned by the Manager during the 24-month period immediately preceding such termination, calculated as of the end of the most recently completed calendar quarter before the date of termination.

A copy of the management agreement is attached to this joint proxy statement/prospectus as Exhibit 10.1 and incorporated herein by reference. The summary of the management agreement set forth above is qualified in its entirety by reference to Exhibit 10.1.

Stockholders Agreement

At the time of closing of the Combination, the Company will enter into a stockholders agreement with CLNS OP. Pursuant to the stockholders agreement, until the later of the two year anniversary of the closing of the Combination and the second annual meeting of Company stockholders, CLNS OP will cause its shares of Company common stock to be present for purposes of establishing a quorum of the stockholders at any meeting of Company stockholders and to cause its shares of Company common stock to be voted in favor of the director nominees recommended by the Company board of directors in the Company’s definitive proxy statement on Schedule 14A. The stockholders agreement also provides that, until the later of the two year anniversary of the closing of the Combination and the second annual meeting of Company stockholders, CLNS OP will not, and will cause its affiliates not to (each solely in its capacity as a Company stockholder), take any action to change the composition of the Company board of directors in a manner that results in the Company board of directors being comprised of less than a majority of independent directors.

Pursuant to the stockholders agreement, CLNS OP will, and will cause RED REIT to, enter into a customary lock-up agreement with the underwriters of any offering of Company common stock for a term not to extend beyond the one year anniversary of the closing of the Combination. In addition, until the one year anniversary of the closing of the Combination, CLNS OP will not, and will cause its affiliates not to, make any transfers of Company OP Units to non-affiliates of CLNS OP unless such transfer is approved by a majority of the Company board of directors, including a majority of the independent directors. However, the approval of the Company board of directors is not required in connection with a transfer by operation of law or pursuant to a merger, sale of all or substantially all of the assets or similar fundamental transaction involving CLNS and/or CLNS OP. The foregoing does not restrict any redemption of Company OP Units for equity of the Company pursuant to the Company OP’s limited liability company agreement. A copy of the stockholders agreement is attached to this joint proxy statement/prospectus as Exhibit 10.2 and incorporated herein by reference. The summary of the stockholders agreement set forth above is qualified in its entirety by reference to Exhibit 10.2.

Registration Rights Agreement

At the time of closing of the Combination, the Company expects to enter into a registration rights agreement with CLNS OP and RED REIT. Pursuant to the registration rights agreement, subject to certain exceptions, the Company will be required to use commercially reasonable efforts to file one or more registration statements within thirteen (13) months following the consummation of the Combination that (i) register for resale the Company common stock issued in the Combination and (ii) register the issuance or resale of the Company class A common stock issued upon redemption of the Company OP Units issued in the Combination. Further, pursuant to the registration rights agreement, at the request of a holder, the Company must use commercially reasonable efforts to effect the sale of all or part of the registrable securities through an underwritten public offering under the applicable registration statement; provided, however, that such holders may not exercise such registration rights more than once in any consecutive 120-day period.

Pursuant to the registration rights agreement, CLNS OP and RED REIT are also entitled to receive notice of any proposed underwritten public offering for the Company’s own account or for another security holder. Such holders may request in writing within five business days following receipt of such notice to participate in any underwritten public offering; provided that if the number of shares of Company common stock as to which registration has been demanded exceeds the maximum number of shares that can be sold in such offering without adversely affecting its success, the shares of common stock requested by CLNS OP or RED REIT may be cutback from such underwritten public offering.

The Company is required to bear the registration expenses, other than underwriting discounts and commissions and transfer taxes, associated with any registration of shares by the holders. The Company also is required to indemnify each holder who includes registrable securities in any registration and any person who is or might be deemed a controlling person of such holder within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act against certain liabilities incurred in connection with the registration of such holder’s registrable securities.

The registration rights described above will terminate as to any stockholder at such time as all of such stockholder’s securities could be sold in a single calendar quarter without compliance with the registration requirements of the Securities Act pursuant to Rule 144. A copy of the registration rights agreement is attached to this joint proxy statement/prospectus as Exhibit 10.3 and incorporated herein by reference. The summary of the registration rights agreement set forth above is qualified in its entirety by reference to Exhibit 10.3.

DESCRIPTION OF THE COMPANY CAPITAL STOCK

The following description of the terms of the Company stock is only a summary. For a complete description, refer to the MGCL and forms of the Company charter and the Company bylaws, which are attached as Annex B and Annex C, respectively, to this joint proxy statement/prospectus and are incorporated herein by reference. This summary is qualified in its entirety by the MGCL and the Company charter and the Company bylaws.

General

The Company charter provides that the Company may issue up to 1,000,000,000 shares of stock, consisting of (i) in the event of a Listing, 905,000,000 shares of Company class A common stock and 45,000,000 shares of Company class B-3 common stock, and 50,000,000 shares of Company preferred stock, and (ii) in the event of an IPO, 860,000,000 shares of Company class A common stock, 15,000,000 shares of Company class B-1 common stock and 75,000,000 shares of Company class B-2 common stock, and 50,000,000 shares of Company preferred stock.

Voting Rights of Common Stock

Subject to the provisions of the Company charter regarding the restrictions on transfer and ownership of shares of the Company common stock and except as may otherwise be specified in the terms of any class or series of shares of the Company common stock, each outstanding share of the Company common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, and the Company class A common stock and Company class B common stock will vote together as a single class. There will be no cumulative voting in the election of directors.

Under the MGCL, a Maryland corporation generally cannot dissolve, amend its charter, merge, convert into another form of entity, sell all or substantially all of its assets, engage in a statutory share exchange or engage in similar transactions outside the ordinary course of business unless declared advisable by a majority of the corporation’s Board of Directors and thereafter approved by the affirmative vote of stockholders holding at least two-thirds of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of all the votes entitled to be cast on the matter) is set forth in the corporation’s charter. The Company charter provides that these actions (other than amendments to the provisions of the Company charter related to the removal of directors and charter amendments, which each require the affirmative vote of the stockholders entitled to cast not less than two-thirds of all the votes entitled to be cast on the matter) may be taken if declared advisable by a majority of the Company board of directors and approved by the vote of stockholders entitled to cast at least a majority of all the votes entitled to be cast on the matter. However, Maryland law permits a corporation to transfer all or substantially all of its assets without the approval of the stockholders of the corporation to one or more persons if all of the equity interests of the person or persons are owned, directly or indirectly, by the corporation.

Dividends, Liquidation and Other Rights of Common Stock

Subject to the preferential rights of any other class or series of stock of the Company, and subject to the provisions of the Company charter regarding the restrictions on ownership and transfer of shares of the Company stock, holders of shares of the Company common stock are entitled to receive dividends on such shares of the Company common stock if, as and when authorized by the Company board of directors, and declared by the Company out of assets or funds legally available therefor. Such holders are also entitled to share ratably in the assets of the Company legally available for distribution to the stockholders of the Company in the event of its liquidation, dissolution or winding up or any distribution of its assets after payment or establishment of reserves or other adequate provision for all debts and liabilities of the Company and any class or series of stock with preferential rights related thereto, including the Company preferred stock.

Holders of shares of the Company common stock have no preference, conversion (other than as described below with respect to the Company class B common stock), exchange, sinking fund or redemption rights, have no preemptive rights to subscribe for any securities of the Company and generally have no appraisal rights. Subject to the provisions of the Company charter regarding the restrictions on ownership and transfer of shares of the Company capital stock, shares of the Company common stock will have equal dividend, liquidation and other rights. Rights to receive dividends and other distributions on the Company common stock may be subject to the preferences established in the terms of any class of the Company capital stock that may be established in the future.

In the event of any liquidation, dissolution or winding up of the Company or any distribution of the assets of the Company, each holder of the Company common stock will be entitled to participate, together with any other class or series of stock not having a preference over the Company common stock, in the distribution of any remaining assets after payment of the Company’s debts and liabilities and distributions to holders of shares having a preference over the Company common stock.

Power to Reclassify Unissued Shares of the Company Capital Stock

The Company charter authorizes the Company board of directors, without stockholder approval, to classify or reclassify any unissued shares of Company common stock and classify any unissued shares of Company preferred stock and reclassify any previously classified but unissued shares of Company preferred stock into other classes or series of stock and set the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption of any such stock. Thus, the Company board of directors could authorize the issuance of preferred stock with priority as to distributions and amounts payable upon liquidation over the rights of the holders of the Company common stock. Such preferred stock could also have the effect of delaying, deferring or preventing a change in control of the Company, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of its assets) that might provide a premium price for holders of shares of Company common stock.

Power to Increase or Decrease Authorized Shares of the Company Capital Stock and Issue Additional Shares of the Company Capital Stock

The Company charter authorizes the Company board of directors, with the approval of a majority of the entire Company board of directors and without stockholder approval, to amend the Company charter to increase or decrease the aggregate number of authorized shares of Company capital stock or the number of shares of Company capital stock of any class or series that the Company is authorized to issue. The Company believes that the power of the Company board of directors to amend the Company charter to (i) increase or decrease the aggregate number of authorized shares of the Company capital stock or the number of shares of stock of any class or series that the Company is authorized to issue, (ii) to issue additional authorized but unissued shares of the Company capital stock, and (iii) to classify or reclassify unissued shares of the Company capital stock and thereafter to cause to issue such classified or reclassified shares of the Company capital stock, will provide the Company with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise. The additional classes or series will be available for issuance without further action by the stockholders of the Company, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which the Company’s securities may be listed or traded. The Company board of directors could authorize the Company to issue a class or series of the Company capital stock that could, depending upon the terms of the particular class or series, delay, defer or prevent a transaction or a change in control of the Company that might involve a premium price for holders of shares of the Company capital stock or otherwise be in the best interest of the stockholders of the Company.

Conversion of the Company Class B Common Stock

Each share of the Company class B common stock will convert automatically into one share of class A common stock as follows:

•	in the event of an IPO:

•	upon the close of trading on the date that is 30 days following the IPO Date, in the case of the Company class B-1 common stock;

•	upon the close of trading on the date that is 180 following the IPO Date, in the case of the Company class B-2 common stock; and

•	as of immediately prior to the IPO Date, in the event any such shares of Company class B-1 common stock or Company class B-2 common stock are sold to an underwriter for purposes of sale in connection with an IPO; and

•	in the event of a Listing, upon the close of trading on the date that is the one year anniversary of the date of a Listing, in the case of the Company class B-3 common stock.

Transfer Restrictions

For the Company to qualify as a REIT under the Code, the Company capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the Company’s outstanding stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year.

The Company charter contains restrictions on the number of shares of the Company capital stock that a person may own. No person, including entities, may acquire or hold, directly or indirectly, in excess of 9.8% in value of the aggregate of the outstanding shares of all classes of the Company’s capital stock, which we refer to as the aggregate stock ownership limit. In addition, no person, including entities, may acquire or hold, directly or indirectly, shares of the Company common stock in excess of 9.8% (in value or number, whichever is more restrictive) of the aggregate of the outstanding shares of the Company common stock, which we refer to as the common stock ownership limit and, together with the aggregate stock ownership limit, we refer to as the ownership limits.

The Company charter further prohibits: (i) any person from beneficially or constructively owning shares of the Company capital stock that would result in the Company (A) being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of the taxable year); (B) owning (directly or constructively) an interest in a tenant as described in Section 856(d)(2)(B) of the Code if the income derived by the Company (either directly or indirectly through one or more partnerships or limited liability companies) from such tenant for the taxable year during which such determination is made would reasonably be expected to equal or exceed the lesser of either (1) one percent of the Company’s gross income (as determined for purposes of Section 856(c) of the Code); or (2) the amount that would (or, in the sole judgment of the Company board of directors, could) cause the Company to fail to satisfy any of the gross income requirements of Section 856(c) of the Code; or (C) otherwise failing to qualify as a REIT; and (ii) any person from transferring stock of the Company if the transfer would result, if effective, in stock of the Company being owned by fewer than 100 persons. Any person who acquires or who attempts or intends to acquire shares of the Company capital stock that may violate any of these restrictions or who is the intended transferee of shares of the Company capital stock, which are transferred to a trust as described below is required to give the Company immediate written notice, or in the case of a proposed or attempted transaction, give at least 15 days prior written notice, and provide the Company with such information as it may request in order to determine the effect, if any, of the transfer on the Company’s qualification as a REIT.

The above restrictions will not apply if the Company board of directors determines that it is no longer in the Company’s best interests to attempt to, or continue to, qualify as a REIT (or that compliance is no longer required for REIT qualification). The Company board of directors, in its sole discretion, may exempt (prospectively or retroactively) a person from the ownership limits, subject to such terms, conditions, representations and undertakings as it may determine and as are contained in the Company charter. Additionally, the Company board of directors may increase or decrease the ownership limits for one or more persons and increase or decrease the ownership limits for all other persons subject to such terms, conditions, representations and undertakings as it may determine and as are contained in the Company charter. It is a condition to the Company’s and the CLNS parties’ obligations under the combination agreement that the Company and CLNS OP enter into an ownership waiver letter in a form reasonably satisfactory to all parties pursuant to which the Company exempts CLNS OP from the ownership limits set forth in the Company charter and establishes an Excepted Holder Limit (as such term is defined in the Company charter) for CLNS OP that allows CLNS OP to, directly or indirectly, own 39% of the Company common stock on a fully diluted basis.

Any attempted transfer of shares of the Company capital stock that would result in shares of capital stock of the Company being owned by fewer than 100 persons will be null and void, and the intended transferee will acquire no rights in such shares. Any attempted transfer of shares of the Company capital stock which, if effective, would result in any other violation of the above limitations, will cause the number of shares causing the violation (rounded up to the nearest whole share) to be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries and the proposed transferee will not acquire any rights in such shares. If the automatic transfer to the trust would not be effective for any reason to prevent the violation of the above limitations, then the transfer of that number of shares of the Company capital stock that otherwise would cause the violation will be null and void, and the intended transferee will not acquire any rights in such shares. The automatic transfer will be deemed to be effective as of the close of business on the business day (as defined in the Company charter) prior to the date of the purported transfer.

Shares of the Company capital stock held in a trust pursuant to the Company charter will continue to be issued and outstanding shares of Company capital stock. The prohibited owner will not benefit economically from ownership of any shares of the Company capital stock held in the trust, will have no rights to dividends or other distributions and no rights to vote or other rights attributable to the shares of the Company capital stock held in the trust. The trustee of the trust will have all voting rights and rights to dividends or other distributions with respect to shares held in the trust. These rights will be exercised for the exclusive benefit of the charitable beneficiary or beneficiaries. Any dividend or other distribution paid with respect to shares of the Company capital stock prior to the discovery by the Company that shares have been transferred to the trustee must be paid by the prohibited owner to the trustee upon demand. Any dividend or other distribution authorized but unpaid will be paid when due to the trustee. Any dividend or other distribution paid to the trustee will be held in trust for the charitable beneficiary or beneficiaries. Subject to Maryland law, effective as of the date that the shares of the Company capital stock are transferred to the trust, the trustee will have the authority, at the trustee’s sole and absolute discretion, to: (i) rescind as void any vote cast by the prohibited owner prior to the discovery by the Company that the shares have been transferred to the trustee; and (ii) recast the vote. However, if the Company has already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast the vote. The Company board of directors may establish additional trusts with distinct trustees and charitable beneficiaries to which shares may be transferred, if necessary to protect the Company’s qualification as a REIT. Furthermore, the Company charter grants the Company board of directors the authority to take other actions, including the redemption of shares of stock that it deems advisable to prevent a violation of the transfer and ownership restrictions described above.

Within 20 days of receiving notice from the Company that shares of the Company capital stock have been transferred to the trust, the trustee of the trust will sell the shares to a person designated by the trustee, whose ownership of the shares will not violate the above ownership limits. Upon the sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the prohibited owner and to the charitable beneficiary as follows. The prohibited owner will receive the lesser of: (i) the price paid by the prohibited owner for the shares or, if the prohibited owner did not give value for the shares in connection with the event causing the shares to be held in the trust (e.g., a gift, devise or other similar transaction), the market price (as defined in the Company charter) of the shares on the day of the event causing the shares to be held in the trust and (ii) the price per share received by the trustee, net of any commission and other expenses of sale, from the sale or other disposition of the shares held in the trust. The trustee may reduce the amount payable to the prohibited owner by the amount of dividends or other distributions which have been paid to the prohibited owner and are owed by the prohibited owner to the trustee. Any net sale proceeds in excess of the amount payable to the prohibited owner will be paid immediately to the charitable beneficiary. If, prior to the Company discovering that shares of the Company capital stock have been transferred to the trustee, the shares are sold by the prohibited owner, then: (i) the shares will be deemed to have been sold on behalf of the trust; and (ii) to the extent that the prohibited owner received an amount for the shares that exceeds the amount he, she or it was entitled to receive, the excess will be paid to the trustee upon demand.

In addition, shares of the Company capital stock held in the trust will be deemed to have been offered for sale to the Company, or its designee, at a price per share equal to the lesser of: (i) the price per share in the transaction that resulted in the transfer to the trust (or, in the case of a devise or gift, the market price at the time of the devise or gift); and (ii) the market price on the date the Company, or its designee, accepts the offer. The Company may reduce the amount payable to the prohibited owner by the amount of dividends or other distributions that have been paid to the prohibited owner and are owed by the prohibited owner to the trustee. The Company may pay the amount of such reduction to the trustee for the benefit of the charitable beneficiary. The Company will have the right to accept the offer until the trustee has sold the shares. Upon a sale to the Company, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the prohibited owner.

Any certificates representing shares of the Company capital stock will bear a legend referring to the restrictions described above.

Every owner of 5% or more (or such lower percentage as required by the Code or the regulations promulgated thereunder) of the outstanding stock of the Company is required, within 30 days after the end of each taxable year, to give the Company written notice stating his, her or its name and address, the number of shares of each class and series of stock of the Company that he, she or it beneficially owns and a description of the manner in which the shares are held. Each such owner must provide the Company with such additional information as it may request in order to determine the effect, if any, of such owner’s beneficial ownership on the Company’s qualification as a REIT and to ensure compliance with the ownership limits. In addition, each stockholder must provide the Company with such information as the Company may request in order to determine the Company’s qualification as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance and to ensure compliance with the ownership limits.

These restrictions on ownership and transfer could delay, defer or prevent a transaction or a change in control that might involve a premium price for holders of shares of the Company common stock or otherwise be in the best interest of the Company stockholders.

Transfer Agent and Registrar

The transfer agent and registrar for the Company common stock and the Company preferred stock will be American Stock Transfer & Trust Company, LLC.

Listing

Class A Common Stock

The Company class A common stock is currently not traded or quoted on a stock exchange or quotation system. In connection with the completion of the transactions contemplated by the combination agreement, the Company class A common stock is expected to be listed for trading on a national securities exchange. It is anticipated that the Company class A common stock will be listed under the symbol “CLNC.”

CERTAIN PROVISIONS OF MARYLAND LAW AND OF THE COMPANY CHARTER AND THE COMPANY BYLAWS

The following description of the terms of certain provisions of Maryland law and the Company charter and the Company bylaws that will be in effect upon consummation of the Combination is only a summary. For a complete description, refer to the MGCL and the Company charter and the Company bylaws. Forms of the Company charter and the Company bylaws are attached as Annex B and Annex C, respectively, to this joint proxy statement/prospectus and are incorporated herein by reference and this summary is qualified in its entirety thereby.

The Company Board of Directors

The Company charter and the Company bylaws provide that, subject to the rights of holders of one or more classes or series of preferred stock, the number of directors of the Company may be established by the Company board of directors but may not be fewer than the minimum required by the MGCL (which is currently one) nor more than 15. Any vacancy will be filled, at any regular meeting or at any special meeting called for that purpose, by a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum.

There will be no cumulative voting in the election of directors. In uncontested elections, directors will be elected by an affirmative vote of the majority of the votes cast for and against each director nominee. In contested elections, directors are elected by a plurality of the votes cast. An election will be considered to be contested if (i) the Company’s secretary has received notice that a stockholder has nominated an individual for election as a director in compliance with the advance notice procedures of the Company bylaws and (ii) such nomination has not been withdrawn by the stockholder at least 10 days prior to the date that the Company’s proxy statement with respect to the meeting at which such nomination would be made is first released to stockholders and, as a result of which, the number of nominees is greater than the number of directors to be elected at the meeting.

The Company charter provides that, at such time as the Company has a class of securities registered under the Exchange Act and at least three independent directors, which is expected to be upon the closing of the Combination, the Company elects to be subject to a provision of Maryland law requiring that vacancies on the Company board of directors be filled only by the remaining directors and that any directors elected by the Company board of directors to fill a vacancy will serve for the remainder of the full term of the class of directors in which the vacancy occurred.

Removal of Directors

The Company charter provides that, subject to the rights of holders of one or more classes or series of preferred stock, a director may be removed only for cause (defined in the Company charter to mean, with respect to any particular director, conviction of a felony or a final judgment of a court of competent jurisdiction holding that such director caused demonstrable, material harm to the Company through bad faith or active and deliberate dishonesty), and then only by the affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of directors. This provision, when coupled with the provisions in the Company charter and the Company bylaws authorizing the Company board of directors to fill vacant directorships, precludes stockholders from removing incumbent directors (except by a substantial affirmative vote and only for cause) and filling the vacancies created by the removal with their own nominees.

Special Meetings of Stockholders

The Chairperson of the Company board of directors, Vice Chairperson of the Company board of directors, the Company’s Chief Executive Officer, the Company’s President and the Company board of directors may call special meetings of the Company stockholders. A special meeting of the Company stockholders to act on any matter that may properly be considered at a meeting of the Company’s stockholders must also be called by the Company’s secretary upon the written request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast on such matter at the meeting and containing the information required by the Company bylaws. The Company’s secretary will inform the requesting stockholders of the reasonably estimated cost of preparing and mailing the notice of meeting (including the Company’s proxy materials), and the requesting stockholder must pay such estimated cost before the Company’s secretary may prepare and mail the notice of the special meeting.

Business Combinations

Under Maryland law, “business combinations” between a Maryland corporation that has 100 or more beneficial owners of its voting stock and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•	any person who beneficially owns 10% or more of the voting power of the corporation’s outstanding voting stock; or

•	an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of then outstanding voting stock of the corporation.

A person is not an interested stockholder under the statute if the board of directors of the corporation approved in advance the transaction by which the person otherwise would have become an interested stockholder. In approving a transaction, the board of directors of the corporation may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board of directors.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•	two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These supermajority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The statute provides various exemptions from its provisions, including for business combinations that are exempted by the board of directors of the corporation before the time that an interested stockholder becomes an interested stockholder for purposes of the statute. In accordance with this statute, the Company board of directors has exempted any business combinations between the Company and any person, provided that any such business combination is first approved by the Company board of directors. Consequently, the five-year prohibition and the supermajority vote requirements will not apply to any future business combinations between the Company and any interested stockholders (or their affiliates) that are first approved by the Company board of directors, including any future business combination with CLNS OP or any current or future affiliates of CLNS OP.

The business combination statute may discourage others from trying to acquire control of the Company in the future and increase the difficulty of consummating any offer.

Control Share Acquisitions

Maryland law provides that control shares (as defined below) of a Maryland corporation acquired in a control share acquisition (as defined below) have no voting rights except to the extent approved by the affirmative vote of the holders entitled to cast two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiror, by officers or by directors who are employees of the corporation are excluded from shares entitled to vote on the matter. Control shares are outstanding voting shares of stock which, if aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;
•	one-third or more but less than a majority; or
•	a majority or more of all voting power.

Control shares do not include shares that the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval or shares acquired directly from the corporation. A control share acquisition means the acquisition of issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of a demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights of the control shares acquired in a control share acquisition are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to redeem control shares is subject to certain conditions and limitations. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or, if a meeting of stockholders is held at which the voting rights of the shares are considered and not approved, as of the date of the meeting. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

The control share acquisition statute does not apply: (i) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction; or (ii) to acquisitions approved or exempted by the charter or bylaws of the corporation.

The Company bylaws contain a provision exempting the Company from the control share acquisition statute. This provision may be amended or eliminated at any time in the future.

Amendments to the Company Charter

Subject to the rights of any shares of preferred stock outstanding from time to time and except for its provisions relating to removal of directors and charter amendments (which each require the affirmative vote of the stockholders entitled to cast not less than two-thirds of all the votes entitled to be cast on the matter), the Company charter may be amended only if declared advisable by the Company board of directors and approved by the affirmative vote of the holders of shares entitled to cast a majority of all of the votes entitled to be cast on the matter, except in limited circumstances where stockholder approval is not required under Maryland law or by a specific provision in the Company charter.

Dissolution

The dissolution of the Company must be declared advisable by the Company board of directors and approved by the affirmative vote of the stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in its charter or bylaws, to any or all of five provisions:

•	a classified board;

•	a two-thirds vote requirement for removing a director;

•	a requirement that the number of directors be fixed only by vote of the directors;

•	a requirement that a vacancy on the board be filled only by the affirmative vote of a majority of the remaining directors then in office (even if the remaining directors do not constitute a quorum) and for the remainder of the full term of the class of directors in which the vacancy occurred; and

•	a majority requirement for the calling of a stockholder-requested special meeting of stockholders.

Through provisions in the Company charter and the Company bylaws unrelated to Subtitle 8 of Title 3 of the MGCL, the Company already: (i) requires a two-thirds vote for the removal of any director from the Company board of directors (and only for cause); (ii) vests in the Company board of directors the exclusive power to fix the number of directorships; and (iii) requires, unless called by the Chairperson of the Company board of directors, President, Chief Executive Officer or the Company board of directors, the request of holders of a majority of outstanding shares to call a special meeting of stockholders. The Company charter provides that, at such time as the Company becomes eligible to make the election provided for under Subtitle 8 of Title 3 of the MGCL, vacancies on the Company board of directors may be filled only by the affirmative vote of a majority of the remaining directors then in office, even if the remaining directors do not constitute a quorum, and directors elected to fill a vacancy will serve for the full term of the class of directors in which the vacancy occurred. The Company has not elected to create a classified board. In the future, the Company board of directors may elect, without stockholder approval, to classify itself pursuant to the provisions of Subtitle 8 of Title 3 of the MGCL.

Advance Notice of Director Nominations and New Business

The Company bylaws provide that with respect to an annual meeting of stockholders, nominations of persons for election to the Company board of directors and the proposal of business to be considered by stockholders may be made only: (i) pursuant to the Company’s notice of the meeting; (ii) by or at the direction of the Company board of directors; or (iii) by a stockholder of record at the time of giving notice, at the record date set by the Company board of directors for the purpose of determining stockholders entitled to vote at the annual meeting and at the time of the annual meeting, who is entitled to vote at the meeting in the election of directors and who has complied with the advance notice procedures of the Company bylaws. Stockholders generally must provide notice to the Company’s secretary not before the 150th day or after the 120th day before the first anniversary of the date of the Company’s proxy statement for the solicitation of proxies for the election of directors at the preceding year’s annual meeting; provided, however, that in connection with the Company’s first annual meeting, not earlier than the 150th day prior to the date of such annual meeting and not later than 5:00 p.m. (Eastern Time) on the later of the 120th day prior to the date of such annual meeting, as originally convened, or the 10th day following the day on which public announcement of the date of such meeting is first made.

With respect to special meetings of stockholders, only the business specified in the Company’s notice of the meeting may be brought before the meeting. Nominations of persons for election to the Company board of directors at a special meeting may be made only: (i) by the Company board of directors; or (ii) by a stockholder at a special meeting that has been called in accordance with the Company bylaws for the purpose of electing directors, provided that such stockholder is a stockholder of record at the record date set by the Company board of directors for the special meeting and has complied with the advance notice provisions of the Company bylaws. Stockholders generally must provide notice to the Company’s secretary no earlier than the 120th day before such special meeting and no later than the later of the 90th day before the special meeting or the 10th day after public announcement of the date of the special meeting and the nominees of the Company board of directors to be elected at the meeting.

Anti-Takeover Effect of Certain Provisions of Maryland Law and of the Company Charter and the Company Bylaws

The business combination provisions and the control share acquisition provisions of Maryland law (if the Company decides to be bound by such provisions by future action), the provisions of the Company charter relating to removal of directors and filling vacancies on the Company board of directors, the restrictions on ownership and transfer of shares of stock of the Company and the advance notice provisions of the Company bylaws could delay, defer or prevent a transaction or a change in the control of the Company that might involve a premium price for holders of the Company common stock or otherwise be in the best interest of the Company stockholders.

Indemnification for Liabilities of the Company’s Directors, Officers and Controlling Persons

Maryland law permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from: (i) actual receipt of an improper benefit or profit in money, property or services; or (ii) active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. The Company charter contains such a provision which eliminates liability of the Company directors and officers to the maximum extent permitted by Maryland law.

The Company charter and the Company bylaws obligate the Company, to the maximum extent permitted by Maryland law, to indemnify, without requiring a preliminary determination of the ultimate entitlement to indemnification, (i) any present or former director or officer of the Company or (ii) any individual who, while a director or officer of the Company and at the Company’s request, serves or has served another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, trustee, member, manager, employee, partner or agent, and who is made or threatened to be made a party to, or witness in, a proceeding by reason of his or her service in such capacity, and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The Company charter and the Company bylaws also obligate the Company to indemnify and advance expenses to any person who served a predecessor of the Company in any of the capacities described above and permit the Company, with the approval of the Company board of directors, to provide the same (or lesser) indemnification and advancement of expenses to any employee or agent of the Company or a predecessor of the Company.

Maryland law requires a corporation (unless its charter provides otherwise, which the Company charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party to, or witness in, by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

A Maryland corporation may not indemnify a director or officer with respect to a proceeding by or in the right of the corporation in which the director or officer was adjudged liable to the corporation or a proceeding charging improper personal benefit to the director or officer in which the director or officer was adjudged liable on the basis that personal benefit was improperly received. Upon application by one of the Company’s directors or executive officers to a court of appropriate jurisdiction and upon such notice as the court may require, the court may order indemnification of such director or executive officer if:

•	the court determines that such director or executive officer is entitled to reimbursement for expenses in a matter in which the director has been successful, in which case the director or executive officer shall be entitled to recover from the Company the expenses of securing such indemnification; or

•	the court determines that such director or executive officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director or executive officer has met the standards of conduct for which indemnification is permitted under the MGCL or has been adjudged liable for receipt of an “improper personal benefit” under the MGCL; provided, however, that the Company’s indemnification obligations to such director or executive officer will be limited to the expenses actually and reasonably incurred by him or her, or on his or her behalf, in connection with any proceeding by the Company or in the Company’s right or in which the officer or director shall have been adjudged liable for receipt of an improper personal benefit under Section 2-418(c) of the MGCL.

In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of: (i) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and (ii) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

The Company intends to enter into indemnification agreements with each of its directors and executive officers that require the Company to indemnify such directors and officers to the maximum extent permitted by

Maryland law and to pay such persons’ expenses in defending any civil or criminal proceeding in advance of final disposition of such proceeding.

Insofar as indemnification for liabilities arising under the Securities Act may be provided to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Exclusive Forum

The Company bylaws provide that, unless the Company consents in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that Court does not have jurisdiction, the U.S. District Court for the District of Maryland, Baltimore Division, will be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of the Company; (ii) any action asserting a claim of breach of any duty owed by any director or officer or other employee of the Company to the Company or to the stockholders of the Company; (iii) any action asserting a claim against the Company or any director or officer or other employee of the Company arising pursuant to any provision of the MGCL or the Company charter or the Company bylaws; or (iv) any action asserting a claim against the Company or any director or officer or other employee of the Company that is governed by the internal affairs doctrine.

COMPARISON OF RIGHTS OF STOCKHOLDERS OF NORTHSTAR I AND NORTHSTAR II WITH THE RIGHTS OF STOCKHOLDERS OF THE COMPANY

If the Mergers are consummated, stockholders of NorthStar I and NorthStar II will each become stockholders of the Company. The rights of NorthStar I stockholders are currently governed by and subject to the provisions of the MGCL, the NorthStar I charter and the NorthStar I bylaws. The rights of NorthStar II stockholders are currently governed by and subject to the provisions of the MGCL, the NorthStar II charter and the NorthStar II bylaws. Upon consummation of the Mergers, the rights of the former NorthStar I stockholders and NorthStar II stockholders receiving shares of stock of the Company will be governed by the MGCL, the Company charter and the Company bylaws, rather than (i) with respect to NorthStar I stockholders, the MGCL, the NorthStar I charter and NorthStar I bylaws and (ii) with respect to NorthStar II stockholders, the MGCL, the NorthStar II charter and NorthStar II bylaws.

The following is a summary of the material differences between the rights of holders of Company common stock and holders of each of NorthStar I common stock and NorthStar II common stock, but does not purport to be a complete description of those differences or a complete description of the terms of the Company common stock subject to issuance in connection with the Mergers. The following summary is qualified in its entirety by reference to the relevant provisions of: (i) Maryland law; (ii) the Company charter; (iii) the NorthStar I charter; (iv) the NorthStar II charter; (v) the Company bylaws; (vi) the NorthStar I bylaws; and (vii) the NorthStar II bylaws.

This section does not include a complete description of all differences between the rights of the Company common stock and holders of each of NorthStar I common stock and NorthStar II common stock, nor does it include a complete description of the specific rights of such holders. Furthermore, the identification of some of the differences in the rights of such holders as material is not intended to indicate that other differences that may be equally important do not exist. You are urged to read carefully the relevant provisions of Maryland law, as well as the governing corporate instruments of each of the Company, NorthStar I and NorthStar II, copies of which are available, without charge, to any person, including any beneficial owner to whom this joint proxy statement/prospectus is delivered, by following the instructions described in the section entitled “Where You Can Find More Information” beginning on page 358 of this joint proxy statement/prospectus.

Comparison of Rights of the Company Stockholders and NorthStar I Stockholders

RIGHTS OF THE COMPANY STOCKHOLDERS	RIGHTS OF NORTHSTAR I STOCKHOLDERS
Corporate Governance
The Company is a Maryland corporation that will elect to be taxed as a REIT for U.S. federal income tax purposes effective for its taxable year ending December 31 of the year in which the Mergers close.	NorthStar I is a Maryland corporation that has elected to be taxed as a REIT for U.S. federal income tax purposes.

The rights of the Company stockholders are governed by the MGCL, the Company charter and the Company bylaws.	The rights of NorthStar I stockholders are governed by the MGCL, the NorthStar I charter and the NorthStar I bylaws.
Authorized Capital Stock

The Company is authorized to issue an aggregate of 1,000,000,000 shares of Company common stock, consisting of (i) in the event of a Listing, 905,000,000 shares of Company class A common stock and 45,000,000 shares of Company class B-3 common

NorthStar I is authorized to issue an aggregate of 400,000,000 shares of NorthStar I common stock, and 50,000,000 shares of NorthStar I preferred stock. As of November 28, 2017, there were issued and outstanding 119,333,203.167 shares of NorthStar I

RIGHTS OF THE COMPANY STOCKHOLDERS	RIGHTS OF NORTHSTAR I STOCKHOLDERS

stock, and 50,000,000 shares of Company preferred stock, and (ii) in the event of an IPO, 860,000,000 shares of Company class A common stock, 15,000,000 shares of Company class B-1 common stock and 75,000,000 shares of Company class B-2 common stock, and 50,000,000 shares of Company preferred stock.

common stock and no shares of NorthStar I preferred stock.
Voting Rights

Each holder of the Company common stock is entitled to one vote per share on all matters upon which the Company stockholders are entitled to vote.

Each holder of NorthStar I common stock is entitled to one vote per share on all matters upon which stockholders are entitled to vote.

The NorthStar I charter further provides that, without the approval of a majority of the shares of stock entitled to vote on the matter, the NorthStar I board of directors may not (i) amend the NorthStar I charter to materially and adversely affect the rights, preferences and privileges of NorthStar I stockholders, (ii) amend provisions of the NorthStar I charter relating to director qualifications, fiduciary duties, liability and indemnification, conflicts of interest, investment policies or investment restrictions, (iii) liquidate or dissolve NorthStar I other than before the initial investment in certain property defined in the NorthStar I charter, (iv) sell all or substantially all of NorthStar I’s assets other than in the ordinary course of business or as otherwise permitted by law, or (v) cause the merger or similar reorganization of NorthStar I except as permitted by law.

The NorthStar I charter also provides that the voting rights per share of NorthStar I common stock or NorthStar I preferred stock (other than any publicly held share) sold in a private offering may not exceed the voting rights which bear the same relationship to the voting rights of a publicly held share as the consideration paid to NorthStar I for each privately offered share bears to the book value of each outstanding publicly held share.

The NorthStar I charter also provides that, with respect to shares of stock of the corporation owned by the NorthStar I advisor, any director or any of their affiliates, neither the NorthStar I advisor nor such director nor any of their affiliates may vote or consent on matters submitted to the stockholders regarding the removal of the NorthStar I advisor,

RIGHTS OF THE COMPANY STOCKHOLDERS	RIGHTS OF NORTHSTAR I STOCKHOLDERS
such director or any of their affiliates or any transaction between NorthStar I and any of them.
Size of the Board of Directors

Following consummation of the Combination, the Company board of directors will consist of 7 directors.	The NorthStar I board of directors consists of 5 directors.
Election of Directors

A nominee for director will be elected as a director only if such nominee receives the affirmative vote of a majority of the total votes cast for and against such nominee; however, in a contested election, directors shall be elected by a plurality of votes cast at the meeting.

The holders of a majority of the shares of stock of NorthStar I entitled to vote who are present in person or represented by proxy at an annual meeting at which a quorum is present may, without the necessity for concurrence by the NorthStar I board of directors, vote to elect a director.
Independent Directors

At least a majority of the directors must be independent directors in accordance with the applicable listing standards of the applicable national securities exchange.

The NorthStar I charter provides that a majority of the NorthStar I board of directors must be independent directors, as defined in the NorthStar I charter, except for a period of up to 60 days after the death, removal or resignation of an independent director pending the election of such director’s successor. The NorthStar I charter also provides that at least one of the NorthStar I independent directors must have three years of relevant real estate experience. The NorthStar I charter further provides that certain specified matters, including, without limitation, the issuance of shares of preferred stock, must be approved by a majority of the NorthStar I independent directors.

In addition, the NorthStar I charter provides that each director, other than independent directors, must have at least three years of relevant experience demonstrating the knowledge and experience required to successfully acquire and manage the type of assets being acquired by NorthStar I.

Removal of Directors

The Company charter provides that, subject to the rights of holders of one or more classes or series of preferred stock, a director may be removed only for cause (defined in the Company charter to mean, with respect to any particular director, conviction of a felony or a final judgment of a court of competent jurisdiction holding that such director caused demonstrable, material harm to the Company through bad faith or active and deliberate dishonesty), and then only by the	The NorthStar I charter provides that, subject to the rights of holders of one or more classes or series of NorthStar I preferred stock, a director may be removed from office at any time, but only by the affirmative vote of at least a majority of the votes entitled to be cast generally in the election of directors.

RIGHTS OF THE COMPANY STOCKHOLDERS	RIGHTS OF NORTHSTAR I STOCKHOLDERS
affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of directors.
Amendment of the Company Charter and the NorthStar I Charter

Subject to the rights of any shares of preferred stock outstanding from time to time and except for provisions in the Company charter relating to the removal of directors and charter amendments (which each require the affirmative vote of the holders of shares entitled to cast not less than two-thirds of all the votes entitled to be cast on the matter), the Company charter may be amended only if the charter amendment is declared advisable by the Company board of directors and, to the extent stockholder approval is required, approved by the affirmative vote of the holders of shares entitled to cast not less than a majority of all of the votes entitled to be cast on the matter (other than amendments to the provisions of the Company charter related to the removal of directors and charter amendments, which each require the affirmative vote of the holders of shares entitled to cast not less than two-thirds of all the votes entitled to be cast on the matter) and amendments permitted to be made without stockholder approval under Maryland law.

Except for amendments permitted to be made without stockholder approval under Maryland law or by specific provision in the NorthStar I charter, any amendment to the NorthStar I charter will be valid only if approved by the affirmative vote of a majority of all votes entitled to be cast on the matter, including without limitation, (i) any amendment that would adversely affect the rights, preferences and privileges of NorthStar I stockholders and (ii) any amendment to provisions of the NorthStar I charter relating to director qualifications, fiduciary obligations of directors, removal of directors, investment policies and limitations, conflicts of interest, liability limitation and indemnification, roll-up transactions and the authority to amend the NorthStar I charter.
Special Meetings of the Stockholders

A special meeting of the stockholders of the Company may be called by the Company board of directors acting together, the Chairperson of the Company board of directors, the Vice Chairperson of the Company board of directors, the Company’s Chief Executive Officer or its President.

A special meeting of the Company stockholders to act on any matter that may properly be considered at a meeting of the Company’s stockholders may also be called by the Company’s secretary upon the written request of holders of shares entitled to cast not less than a majority of all the votes entitled to be cast on such matter at the meeting, which request must contain the information required by the Company bylaws. The Company’s secretary will inform the requesting stockholders of the reasonably estimated cost of preparing and mailing the notice of meeting (including the Company’s proxy materials), and the requesting stockholders must pay such estimated cost before the Company’s secretary may prepare and mail the notice of such special meeting.

The president, the chief executive officer, the chairperson of the NorthStar I board of directors, a majority of the NorthStar I board of directors or a majority of the NorthStar I independent directors may call a special meeting of the stockholders of NorthStar I.

A special meeting of stockholders shall also be called by the secretary of NorthStar I upon the written request of the holders of shares entitled to cast not less than ten percent of all the votes entitled to be cast at such meeting. The written request must state the purpose of such meeting and the matters proposed to be acted on at such meeting. Within ten days after receipt of such written request, either in person or by mail, the secretary of NorthStar I will provide all NorthStar I stockholders with written notice, either in person or by mail, of such meeting and the purpose of such meeting.

RIGHTS OF THE COMPANY STOCKHOLDERS	RIGHTS OF NORTHSTAR I STOCKHOLDERS
Stockholder Action by Written Consent

Under the MGCL, stockholders entitled to vote generally in the election of directors may act by unanimous written consent, unless the charter provides otherwise. The Company charter provides that stockholders may act without a meeting by consent in any manner and by any vote permitted by the MGCL and as set forth in the Company bylaws. The Company bylaws provide that any action required or permitted to be taken at any meeting of stockholders may be taken without a meeting if: (i) a unanimous consent setting forth the action is given in writing or by electronic transmission by each stockholder entitled to vote on the matter and filed with the minutes of proceedings of the stockholders; or (ii) the action is advised and submitted to the stockholders for approval by the Company board of directors and a consent in writing or by electronic transmission of holders of shares entitled to cast not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting of stockholders is delivered to the Company in accordance with the MGCL.

Under the MGCL, stockholders entitled to vote generally in the election of directors may act by unanimous written consent, unless the charter provides otherwise. The NorthStar I charter does not provide for stockholder action without a meeting by less than unanimous written consent.
Access to Books and Records

Under Maryland law, any stockholder has the right to inspect the following corporate records: (i) by-laws; (ii) minutes of the proceedings of stockholders; (iii) an annual statement of affairs; (iv) any voting trust agreements; and (v) a statement showing all stock and securities issued by the corporation over a specified period of time not to exceed 12 months. In addition, one or more persons that together have held at least 5% of the outstanding stock of any class for at least six months, has the right to inspect the corporation’s books of account and its stock ledger, and may request a verified list of stockholders.

The Company charter does not provide additional rights of inspection.

Under Maryland law, any stockholder has the right to inspect the following corporate records: (i) by-laws; (ii) minutes of the proceedings of stockholders; (iii) an annual statement of affairs; (iv) any voting trust agreements; and (v) a statement showing all stock and securities issued by the corporation over a specified period of time not to exceed 12 months. In addition, one or more persons that together have held at least 5% of the outstanding stock of any class for at least six months, has the right to inspect the corporation’s books of account and its stock ledger, and may request a verified list of stockholders.

The NorthStar I charter provides that, subject to certain limitations and requirements set forth therein, an alphabetical list of the names, addresses and telephone numbers of the NorthStar I stockholders, along with the number of shares of stock held by each of them, shall be available for inspection by any NorthStar I stockholder or such stockholder’s designated agent at the home office of NorthStar I upon the request of such stockholder,

RIGHTS OF THE COMPANY STOCKHOLDERS	RIGHTS OF NORTHSTAR I STOCKHOLDERS

and that a copy of the stockholder list shall be mailed to any NorthStar I stockholder so requesting within ten days of receipt by NorthStar I of the request. The NorthStar I charter further provides that a stockholder may request a copy of the stockholder list in connection with matters relating to the stockholder’s voting rights and the exercise of the stockholder’s rights under federal proxy laws.

Maryland Unsolicited Takeovers Act (Subtitle 8)

Subtitle 8 permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in its charter or bylaws, to any or all of five provisions:

•    a classified board;

•    a two-thirds vote requirement for removing a director;

•    a requirement that the number of directors be fixed only by vote of the directors;

•    a requirement that a vacancy on the board be filled only by the affirmative vote of a majority of the remaining directors then in office and for the remainder of the full term of the class of directors in which the vacancy occurred; and

•    a majority requirement for the calling of a stockholder-requested special meeting of stockholders.

Through provisions in the Company charter and Company bylaws unrelated to Subtitle 8, the Company: (i) requires a two-thirds vote for the removal of any director from the Company board of directors (and only for cause (as defined in the Company charter)); (ii) vests in the Company board of directors the exclusive power to fix the number of directorships; and (iii) requires, unless called by the Chairperson of the Company board of directors, President, Chief Executive Officer or the Company board of directors, the request of holders of a majority of outstanding shares to call a special meeting of stockholders. The Company charter provides that, at such time as the Company becomes

Subtitle 8 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in its charter or bylaws, to any or all of five provisions:

•    a classified board;

•    a two-thirds vote requirement for removing a director;

•    a requirement that the number of directors be fixed only by vote of the directors;

•    a requirement that a vacancy on the board be filled only by the affirmative vote of a majority of the remaining directors then in office and for the remainder of the full term of the class of directors in which the vacancy occurred; and

•    a majority requirement for the calling of a stockholder-requested special meeting of stockholders.

The NorthStar I charter provides that, at such time as NorthStar I becomes eligible to make the election provided for under Subtitle 8 of the MGCL, vacancies on the NorthStar I board of directors may be filled only by the affirmative vote of a majority of the remaining directors then in office, and directors elected to fill a vacancy will serve for the full term of the directorship in which the vacancy occurred. Notwithstanding the foregoing sentence, the NorthStar I charter provides that independent directors shall nominate replacements for vacancies among the independent directors’ positions.

RIGHTS OF THE COMPANY STOCKHOLDERS	RIGHTS OF NORTHSTAR I STOCKHOLDERS

eligible to make the election provided for under Subtitle 8, vacancies on the Company board of directors may be filled only by the affirmative vote of a majority of the remaining directors then in office, even if the remaining directors do not constitute a quorum, and directors elected to fill a vacancy will serve for the full term of the class of directors in which the vacancy occurred. The Company has not elected to create a classified board. In the future, the Company board of directors may elect, without stockholder approval, to classify itself pursuant to the provisions of Subtitle 8.

NorthStar I has not elected to create a classified board. In the future, NorthStar I board of directors may elect, without stockholder approval, to classify itself pursuant to the provisions of Subtitle 8 of the MGCL.
Liability and Indemnification of Directors and Officers

Maryland law permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from: (i) actual receipt of an improper benefit or profit in money, property or services; or (ii) active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. The Company charter contains such a provision which eliminates liability of the Company directors and officers to the maximum extent permitted by Maryland law.

The Company charter and Company bylaws obligate the Company, to the maximum extent permitted by Maryland law, to indemnify, without requiring a preliminary determination of the ultimate entitlement to indemnification, (i) any present or former director or officer of the Company or (ii) any individual who, while a director or officer of the Company and at the Company’s request, serves or has served another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, trustee, member, manager, employee, partner or agent, and who is made or threatened to be made a party to, or witness in, a proceeding by reason of his or her status as a present or former director or officer of the Company, and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The Company charter and Company bylaws also obligate the Company to indemnify and advance expenses to any person who served a predecessor of , without requiring a preliminary determination of the

Maryland law permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from: (i) actual receipt of an improper benefit or profit in money, property or services; or (ii) active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. The NorthStar I charter contains a provision which eliminates liability of NorthStar I directors and officers for money damages, provided that the conditions described below for indemnification are satisfied.

Subject to any limitations set forth under Maryland law, the NorthStar I charter obligates NorthStar I to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (i) any individual who is a present or former director or officer of NorthStar I and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity, (ii) any individual who, while a director or officer of NorthStar I and at the request of NorthStar I, serves or has served as a director, officer, partner or trustee of another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity or (iii) the NorthStar I advisor or any of its affiliates acting as an agent of

RIGHTS OF THE COMPANY STOCKHOLDERS	RIGHTS OF NORTHSTAR I STOCKHOLDERS

ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding expenses to any employee or agent of the Company or a predecessor of the Company.

The Company intends to enter into indemnification agreements with each of its directors and executive officers that will require the Company to indemnify such directors and officers to the maximum extent permitted by Maryland law and to pay such persons’ expenses in defending any civil or criminal proceeding in advance of final disposition of such proceeding.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

NorthStar I. The NorthStar I charter permits NorthStar I, with the approval of the NorthStar I board of directors or any duly authorized committee thereof, to indemnify and advance expenses to any person who served a predecessor of NorthStar I in any of the capacities described in (i) or (ii) above and to any employee or agent of NorthStar I or a predecessor of NorthStar I.

Notwithstanding the foregoing, NorthStar I will not provide indemnification of an indemnitee unless all of the following conditions are met:

•    the indemnitee has determined, in good faith, that the course of conduct that caused the loss or liability was in the best interests of NorthStar I;

•    the indemnitee was acting on behalf of or performing services for NorthStar I;

•    such liability or loss was not the result of:

•    negligence or misconduct, in the case that the indemnitee is a director (other than an independent director), the NorthStar I advisor or an affiliate of the NorthStar I advisor; or

•    gross negligence or willful misconduct, in the case that the indemnitee is an independent director; and

•    such agreement to hold harmless is recoverable only out of NorthStar I’s net assets and not from the NorthStar I stockholders.

Additional conditions are required to be met for an indemnitee to be entitled to indemnification for any loss, liability or expense arising from or out of an alleged violation of federal or state securities laws.

Dissenters’ Rights

As permitted by the MGCL, the Company charter provides that stockholders will not be entitled to exercise any rights of an objecting stockholder provided for under Title 3, Subtitle 2 of the MGCL, unless the Company board of directors shall determine such rights apply with regard to a specific transaction.

As permitted by the MGCL and subject to the right of NorthStar I stockholders to receive in cash the appraised value of their pro rata share of NorthStar I’s assets in certain circumstances involving roll-up transactions, the NorthStar I charter provides that stockholders will not be entitled to exercise any rights of an objecting stockholder provided for under Title 3, Subtitle 2 of the MGCL or any successor

RIGHTS OF THE COMPANY STOCKHOLDERS	RIGHTS OF NORTHSTAR I STOCKHOLDERS

statute unless the NorthStar I board of directors, upon the affirmative vote of a majority of the NorthStar I board of directors, determines that such rights apply, with respect to all or any classes or series of shares, to one or more transactions occurring after the date of such determination in connection with which holders of such shares would otherwise be entitled to exercise such rights.

Roll-Up Transactions

The Company charter does not contain provisions relating to a roll-up transaction.

The NorthStar I charter contains provisions with respect to roll-up transactions, which refers to a transaction involving the acquisition, merger, conversion or consolidation either directly or indirectly of NorthStar I and the issuance of securities of the surviving entity to the holders of NorthStar I common stock, except in a transaction where the securities of the successor have been listed for at least 12 months and except for certain purely structural reorganizations. In connection with any proposed roll-up transaction, an appraisal of all of NorthStar I’s assets must be obtained from a competent independent appraiser. The person sponsoring the proposed roll-up transaction must offer to the holders of NorthStar I common stock who vote against the proposed roll-up transaction the choice of:

•    accepting the securities of the surviving entity of a roll-up transaction; or

•    one of the following:

•    remaining as a NorthStar I stockholder and preserving their interests therein on the same terms and conditions as existed previously, or

•    receiving cash in an amount equal to such stockholder’s pro rata share of the appraised value of NorthStar I’s net assets.

NorthStar I is prohibited from participating in any proposed roll-up transaction:

•    that would result in the holders of NorthStar I common stock having voting rights in the surviving entity of the roll-up transaction that are

RIGHTS OF THE COMPANY STOCKHOLDERS	RIGHTS OF NORTHSTAR I STOCKHOLDERS

less than the rights provided for in the NorthStar I charter;

•    that includes provisions that would operate as a material impediment to, or the frustration of, the accumulation of NorthStar I common stock by any purchaser of the securities of the surviving entity of the roll-up transaction (except to the maximum extent necessary to preserve the tax status of the surviving entity), or that would limit the ability of an investor to exercise the voting rights of its securities of the surviving entity on the basis of the number of shares of NorthStar I capital stock held by that investor;

•    in which investor’s rights to access records of the surviving entity of the roll-up transaction will be less than those described in the NorthStar I charter; or

•    in which any of the costs of the roll-up transaction would be borne by NorthStar I if the roll-up transaction is rejected by the holders of NorthStar I common stock.

The NorthStar I second charter amendment proposal is for the elimination of this provision from the NorthStar I charter prior to the closing of the Combination.

Corporate Opportunities

The Company charter includes a provision that, among other things, subject to certain exceptions, neither the Company’s external manager nor its affiliates (including those serving as directors or officers of the Company) will have any duty to refrain from engaging, directly or indirectly, in any business opportunities (except those opportunities that are expressly offered to such person in his or her capacity as a director or officer of the Company), including any business opportunities in the same or similar business activities or lines of business in which the Company or any of its affiliates may from time to time be engaged or propose to engage, or from competing with the Company.

The NorthStar I charter does not contain a provision renouncing the doctrine of corporate opportunity.
Transactions with Affiliates

The Company charter does not address transactions with affiliates.	The NorthStar I charter contains certain requirements and limitations with respect to

RIGHTS OF THE COMPANY STOCKHOLDERS	RIGHTS OF NORTHSTAR I STOCKHOLDERS

transactions between NorthStar I, the NorthStar I sponsor, the NorthStar I advisor, NorthStar I’s directors and any affiliate thereof, including, without limitation, (i) sales and leases of assets to NorthStar I, (ii) sales and leases of assets to the NorthStar I sponsor, the NorthStar I advisor, the NorthStar I directors or any affiliates thereof, (iii) certain loans to the NorthStar I sponsor, the NorthStar I advisor, the NorthStar I directors or any affiliates thereof and (iv) certain other transactions with the NorthStar I sponsor, the NorthStar I advisor, the NorthStar I directors or any affiliates thereof, all as set forth in the NorthStar I charter.

Tender Offers

The Company charter and the Company bylaws do not contain any provisions regulating tender offers. Upon the listing of shares of Company class A common stock, the provisions of Regulation 14D will govern tender offers for the Company common stock.

The NorthStar I charter provides that if any person makes a tender offer, including, without limitation, a “mini-tender offer”, such person must comply with all of the provisions set forth in Regulation 14D of the Exchange Act that would be applicable if the tender offer was for more than five percent of the outstanding shares of NorthStar I’s stock, provided that such documents are not required to be filed with the SEC. In addition, any such person must provide notice to NorthStar I at least 15 business days prior to initiating any such tender offer. If any person initiates a tender offer without complying with the provisions described above, NorthStar I, in its sole discretion, shall have the right to redeem such non-compliant person’s shares and any shares acquired in such tender offer at a price determined in accordance with the applicable provisions of the NorthStar I charter. In addition, the NorthStar I charter provides that any person who makes a non-compliant tender offer shall be responsible for all expenses incurred by NorthStar I in connection with the enforcement of the provisions of the NorthStar I charter relating to tender offers. In addition, NorthStar I may seek injunctive relief, including, without limitation, a temporary or permanent restraining order in connection with any non-compliant tender offer. The NorthStar I charter provides that the provisions thereof relating to tender offers shall be of no force or effect with respect to any shares that are then listed on a national securities exchange.

RIGHTS OF THE COMPANY STOCKHOLDERS	RIGHTS OF NORTHSTAR I STOCKHOLDERS
Distributions

Maryland law permits dividends in kind. The Company charter does not prohibit distributions in kind.

Maryland law permits dividends in kind. The NorthStar I charter prohibits distributions in kind, except for distributions of readily marketable securities, distributions of beneficial interests in a liquidating trust established for the dissolution of NorthStar I and the liquidation of its assets in accordance with the terms of the NorthStar I charter or distributions in which: (i) the NorthStar I board of directors advises each NorthStar I stockholder of the risks associated with direct ownership of the property; (ii) the NorthStar I board of directors offers each NorthStar I stockholder the election of receiving such in-kind distributions, and (iii) in-kind distributions are made only to those NorthStar I stockholders that accept such offer.

Suitability of Stockholders

The Company charter and the Company bylaws do not include provisions regarding suitability of stockholders.

The NorthStar I charter provides that, until such time as the NorthStar I common stock is listed on a national securities exchange and subject to suitability standards established by individual states, to become a NorthStar I stockholder, if such prospective stockholder is an individual or a fiduciary, such prospective stockholder must represent to NorthStar I, among other requirements as NorthStar I may require from time to time, that such prospective stockholder has: (i) a gross annual income of at least $70,000 and a net worth of at least $70,000; or (ii) a net worth of at least $250,000, in each case excluding home, furnishings and automobiles from the calculation of net worth.

The NorthStar I first charter amendment proposal would permit distributions in kind of beneficial interest in a liquidating trust that is established to own and liquidate the remaining assets of NorthStar I in connection with a merger of NorthStar I approved in accordance with the NorthStar I charter, including the NorthStar I merger if such merger is approved by the NorthStar I stockholders at the NorthStar I special meeting.

RIGHTS OF THE COMPANY STOCKHOLDERS	RIGHTS OF NORTHSTAR I STOCKHOLDERS
Management Agreements

The Company charter authorizes the Company to enter into management agreements upon such terms and conditions as the Company board of directors approves, including compensation provisions that are deemed fair and reasonable by the Company board of directors.

The NorthStar I charter requires the agreement between NorthStar I and its advisor to be terminable by a majority of the NorthStar I independent directors on 60 days’ written notice without cause or penalty and contains other provisions regarding supervision of the advisor.

Investment Limitations

The Company charter does not include limitations on its investments.

The NorthStar I charter provides that, until such time as the NorthStar I common stock is listed on a national securities exchange, certain investment limitations set forth in NorthStar I charter will apply, in addition to any other investment restrictions imposed by the NorthStar I board of directors from time to time, consistent with NorthStar I’s objective of qualifying as a REIT.

NASAA REIT Guidelines

The Company charter does not include provisions based upon the Statement of Policy Regarding Real Estate Investment Trusts published by the North American Securities Administrators Association.	The NorthStar I charter includes certain provisions (some of which are described in this chart) required by the NASAA REIT Guidelines.

Comparison of Rights of the Company Stockholders and NorthStar II Stockholders

RIGHTS OF THE COMPANY STOCKHOLDERS	RIGHTS OF NORTHSTAR II STOCKHOLDERS
Corporate Governance

The Company is a Maryland corporation that will elect to be taxed as a REIT for U.S. federal income tax purposes effective for its taxable year ending December 31 of the year in which the Mergers close.

NorthStar II is a Maryland corporation that has elected to be taxed as a REIT for U.S. federal income tax purposes.

The rights of the Company stockholders are governed by the MGCL, the Company charter and the Company bylaws.	The rights of NorthStar II stockholders are governed by the MGCL, the NorthStar II charter and the NorthStar II bylaws.
Authorized Capital Stock

The Company is authorized to issue an aggregate of 1,000,000,000 shares of Company common stock, consisting of (i) in the event of a Listing, 905,000,000 shares of Company class A common stock and 45,000,000 shares of Company class B-3 common stock, and 50,000,000 shares of Company preferred stock, and (ii) in the event of an IPO, 860,000,000 shares of Company class A common stock, 15,000,000 shares of Company class B-1 common stock and 75,000,000 shares of

NorthStar II is authorized to issue an aggregate of 400,000,000 shares of NorthStar II common stock, consisting of 320,000,000 shares of NorthStar II class A common stock and 80,000,000 shares of NorthStar II class T common stock, and 50,000,000 shares of NorthStar II preferred stock. As of November 28, 2017, there were issued and outstanding 97,740,433.268 shares of NorthStar II class A common stock, 17,202,405.050 shares of

RIGHTS OF THE COMPANY STOCKHOLDERS	RIGHTS OF NORTHSTAR II STOCKHOLDERS
Company class B-2 common stock, and 50,000,000 shares of Company preferred stock.	NorthStar II class T common stock and no shares of NorthStar II preferred stock.
Voting Rights

Each holder of the Company common stock is entitled to one vote per share on all matters upon which the Company stockholders are entitled to vote.

Each holder of NorthStar II common stock is entitled to one vote per share on all matters upon which stockholders are entitled to vote.

The NorthStar II charter further provides that, without the approval of a majority of the shares of stock entitled to vote on the matter, the NorthStar II board of directors may not (i) amend the NorthStar II charter to materially and adversely affect the rights, preferences and privileges of NorthStar II stockholders, (ii) amend provisions of the NorthStar II charter relating to director qualifications, fiduciary duties, liability and indemnification, conflicts of interest, investment policies or investment restrictions, (iii) liquidate or dissolve NorthStar II other than before the initial investment in certain property defined in the NorthStar II charter, (iv) sell all or substantially all of NorthStar II’s assets other than in the ordinary course of business or as otherwise permitted by law, or (v) cause the merger or similar reorganization of NorthStar II except as permitted by law.

The NorthStar II charter also provides that the voting rights per share of NorthStar II common stock or NorthStar II preferred stock (other than any publicly held share) sold in a private offering may not exceed the voting rights which bear the same relationship to the voting rights of a publicly held share as the consideration paid to NorthStar II for each privately offered share bears to the book value of each outstanding publicly held share.

The NorthStar II charter also provides that, with respect to shares of stock of the corporation owned by the NorthStar II advisor, any director or any of their affiliates, neither the NorthStar II advisor nor such director nor any of their affiliates may vote or consent on matters submitted to the stockholders regarding the removal of the NorthStar II advisor, such director or any of their affiliates or any transaction between NorthStar II and any of them.

RIGHTS OF THE COMPANY STOCKHOLDERS	RIGHTS OF NORTHSTAR II STOCKHOLDERS
Size of the Board of Directors

Following consummation of the Combination, the Company board of directors will consist of 7 directors.	The NorthStar II board of directors consists of 5 directors.
Election of Directors

A nominee for director will be elected as a director only if such nominee receives the affirmative vote of a majority of the total votes cast for and against such nominee; however, in a contested election, directors shall be elected by a plurality of votes cast at the meeting.

The holders of a majority of the shares of stock of NorthStar II entitled to vote who are present in person or represented by proxy at an annual meeting at which a quorum is present may, without the necessity for concurrence by the NorthStar II board of directors, vote to elect a director.
Independent Directors

At least a majority of the directors must be independent directors in accordance with the applicable listing standards of the applicable national securities exchange.

The NorthStar II charter provides that a majority of the NorthStar II board of directors must be independent directors, as defined in the NorthStar II charter, except for a period of up to 60 days after the death, removal or resignation of an independent director pending the election of such director’s successor. The NorthStar II charter also provides that at least one of the NorthStar II independent directors must have three years of relevant real estate experience. The NorthStar II charter further provides that certain specified matters, including, without limitation, the issuance of shares of preferred stock, must be approved by a majority of the NorthStar II independent directors.

In addition, the NorthStar II charter provides that each director, other than independent directors, must have at least three years of relevant experience demonstrating the knowledge and experience required to successfully acquire and manage the type of assets being acquired by NorthStar II.

Removal of Directors

The Company charter provides that, subject to the rights of holders of one or more classes or series of preferred stock, a director may be removed only for cause (defined in the Company charter to mean, with respect to any particular director, conviction of a felony or a final judgment of a court of competent jurisdiction holding that such director caused demonstrable, material harm to the Company through bad faith or active and deliberate dishonesty), and then only by the affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of directors.

The NorthStar II charter provides that, subject to the rights of holders of one or more classes or series of NorthStar II preferred stock, a director may be removed from office at any time, but only by the affirmative vote of at least a majority of the votes entitled to be cast generally in the election of directors.

RIGHTS OF THE COMPANY STOCKHOLDERS	RIGHTS OF NORTHSTAR II STOCKHOLDERS
Amendment of the Company Charter and the NorthStar II Charter

Subject to the rights of any shares of preferred stock outstanding from time to time and except for provisions in the Company charter relating to the removal of directors and charter amendments (which each require the affirmative vote of the holders of shares entitled to cast not less than two-thirds of all the votes entitled to be cast on the matter), the Company charter may be amended only if the charter amendment is declared advisable by the Company board of directors and, to the extent stockholder approval is required, approved by the affirmative vote of the holders of shares entitled to cast not less than a majority of all of the votes entitled to be cast on the matter (other than amendments to the provisions of the Company charter related to the removal of directors and charter amendments, which each require the affirmative vote of the holders of shares entitled to cast not less than two-thirds of all the votes entitled to be cast on the matter) and amendments permitted to be made without stockholder approval under Maryland law.

Except for amendments permitted to be made without stockholder approval under Maryland law or by specific provision in the NorthStar II charter, any amendment to the NorthStar II charter will be valid only if approved by the affirmative vote of a majority of all votes entitled to be cast on the matter, including without limitation, (i) any amendment that would adversely affect the rights, preferences and privileges of NorthStar II stockholders and (ii) any amendment to provisions of the NorthStar II charter relating to director qualifications, fiduciary obligations of directors, removal of directors, investment policies and limitations, conflicts of interest, liability limitation and indemnification, roll-up transactions and the authority to amend the NorthStar II charter.
Special Meetings of the Stockholders

A special meeting of the stockholders of the Company may be called by the Company board of directors acting together, the Chairperson of the Company board of directors, the Vice Chairperson of the Company board of directors, the Company’s Chief Executive Officer or its President.

A special meeting of the Company stockholders to act on any matter that may properly be considered at a meeting of the Company’s stockholders may also be called by the Company’s secretary upon the written request of holders of shares entitled to cast not less than a majority of all the votes entitled to be cast on such matter at the meeting, which request must contain the information required by the Company bylaws. The Company’s secretary will inform the requesting stockholders of the reasonably estimated cost of preparing and mailing the notice of meeting (including the Company’s proxy materials), and the requesting stockholders must pay such estimated cost before the Company’s secretary may prepare and mail the notice of such special meeting.

The president, the chief executive officer, the chairperson of the NorthStar II board of directors, a majority of the NorthStar II board of directors or a majority of the NorthStar II independent directors may call a special meeting of the stockholders of NorthStar II.

A special meeting of stockholders shall also be called by the secretary of NorthStar II upon the written request of the holders of shares entitled to cast not less than ten percent of all the votes entitled to be cast at such meeting. The written request must state the purpose of such meeting and the matters proposed to be acted on at such meeting. Within ten days after receipt of such written request, either in person or by mail, the secretary of NorthStar II will provide all NorthStar II stockholders with written notice, either in person or by mail, of such meeting and the purpose of such meeting.

RIGHTS OF THE COMPANY STOCKHOLDERS	RIGHTS OF NORTHSTAR II STOCKHOLDERS
Stockholder Action by Written Consent

Under the MGCL, stockholders entitled to vote generally in the election of directors may act by unanimous written consent, unless the charter provides otherwise. The Company charter provides that stockholders may act without a meeting by consent in any manner and by any vote permitted by the MGCL and as set forth in the Company bylaws. The Company bylaws provide that any action required or permitted to be taken at any meeting of stockholders may be taken without a meeting if: (i) a unanimous consent setting forth the action is given in writing or by electronic transmission by each stockholder entitled to vote on the matter and filed with the minutes of proceedings of the stockholders; or (ii) the action is advised and submitted to the stockholders for approval by the Company board of directors and a consent in writing or by electronic transmission of holders of shares entitled to cast not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting of stockholders is delivered to the Company in accordance with the MGCL.

Under the MGCL, stockholders entitled to vote generally in the election of directors may act by unanimous written consent, unless the charter provides otherwise. The NorthStar II charter does not provide for stockholder action without a meeting by less than unanimous written consent.
Access to Books and Records

Under Maryland law, any stockholder has the right to inspect the following corporate records: (i) by-laws; (ii) minutes of the proceedings of stockholders; (iii) an annual statement of affairs; (iv) any voting trust agreements; and (v) a statement showing all stock and securities issued by the corporation over a specified period of time not to exceed 12 months. In addition, one or more persons that together have held at least 5% of the outstanding stock of any class for at least six months, has the right to inspect the corporation’s books of account and its stock ledger, and may request a verified list of stockholders.

The Company charter does not provide additional rights of inspection.

Under Maryland law, any stockholder has the right to inspect the following corporate records: (i) by-laws; (ii) minutes of the proceedings of stockholders; (iii) an annual statement of affairs; (iv) any voting trust agreements; and (v) a statement showing all stock and securities issued by the corporation over a specified period of time not to exceed 12 months. In addition, one or more persons that together have held at least 5% of the outstanding stock of any class for at least six months, has the right to inspect the corporation’s books of account and its stock ledger, and may request a verified list of stockholders.

The NorthStar II charter provides that, subject to certain limitations and requirements set forth therein, an alphabetical list of the names, addresses and telephone numbers of the NorthStar II stockholders, along with the number of shares of stock held by each of them, shall be available for inspection by any NorthStar II stockholder or such stockholder’s designated agent at the home office of NorthStar II upon the request of such stockholder, and that a copy of the stockholder list shall be

RIGHTS OF THE COMPANY STOCKHOLDERS	RIGHTS OF NORTHSTAR II STOCKHOLDERS

mailed to any NorthStar II stockholder so requesting within ten days of receipt by NorthStar II of the request. The NorthStar II charter further provides that a stockholder may request a copy of the stockholder list in connection with matters relating to the stockholder’s voting rights and the exercise of the stockholder’s rights under federal proxy laws.

Maryland Unsolicited Takeovers Act (Subtitle 8)

Subtitle 8 permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in its charter or bylaws, to any or all of five provisions:

•  a classified board;

•    a two-thirds vote requirement for removing a director;

•    a requirement that the number of directors be fixed only by vote of the directors;

•    a requirement that a vacancy on the board be filled only by the affirmative vote of a majority of the remaining directors then in office and for the remainder of the full term of the class of directors in which the vacancy occurred; and

•    a majority requirement for the calling of a stockholder-requested special meeting of stockholders.

Through provisions in the Company charter and Company bylaws unrelated to Subtitle 8, the Company: (i) requires a two-thirds vote for the removal of any director from the Company board of directors (and only for cause (as defined in the Company charter)); (ii) vests in the Company board of directors the exclusive power to fix the number of directorships; and (iii) requires, unless called by the Chairperson of the Company board of directors, President, Chief Executive Officer or the Company board of directors, the request of holders of a majority of outstanding shares to call a special meeting of stockholders. The Company charter provides that, at such time as the Company becomes eligible to make the election provided for under

Subtitle 8 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in its charter or bylaws, to any or all of five provisions:

•  a classified board;

•    a two-thirds vote requirement for removing a director;

•    a requirement that the number of directors be fixed only by vote of the directors;

•    a requirement that a vacancy on the board be filled only by the affirmative vote of a majority of the remaining directors then in office and for the remainder of the full term of the class of directors in which the vacancy occurred; and

•    a majority requirement for the calling of a stockholder-requested special meeting of stockholders.

The NorthStar II charter provides that, at such time as NorthStar II becomes eligible to make the election provided for under Subtitle 8 of the MGCL, vacancies on the NorthStar II board of directors may be filled only by the affirmative vote of a majority of the remaining directors then in office, and directors elected to fill a vacancy will serve for the full term of the directorship in which the vacancy occurred. Notwithstanding the foregoing sentence, the NorthStar II charter provides that independent directors shall nominate replacements for vacancies among the independent directors’ positions. NorthStar II has not elected to create a classified

RIGHTS OF THE COMPANY STOCKHOLDERS	RIGHTS OF NORTHSTAR II STOCKHOLDERS

Subtitle 8, vacancies on the Company board of directors may be filled only by the affirmative vote of a majority of the remaining directors then in office, even if the remaining directors do not constitute a quorum, and directors elected to fill a vacancy will serve for the full term of the class of directors in which the vacancy occurred. The Company has not elected to create a classified board. In the future, the Company board of directors may elect, without stockholder approval, to classify itself pursuant to the provisions of Subtitle 8.

board. In the future, NorthStar II board of directors may elect, without stockholder approval, to classify itself pursuant to the provisions of Subtitle 8 of the MGCL.
Liability and Indemnification of Directors and Officers

Maryland law permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from: (i) actual receipt of an improper benefit or profit in money, property or services; or (ii) active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. The Company charter contains such a provision which eliminates liability of the Company directors and officers to the maximum extent permitted by Maryland law.

The Company charter and Company bylaws obligate the Company, to the maximum extent permitted by Maryland law, to indemnify, without requiring a preliminary determination of the ultimate entitlement to indemnification, (i) any present or former director or officer of the Company or (ii) any individual who, while a director or officer of the Company and at the Company’s request, serves or has served another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, trustee, member, manager, employee, partner or agent, and who is made or threatened to be made a party to, or witness in, a proceeding by reason of his or her status as a present or former director or officer of the Company, and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The Company charter and Company bylaws also obligate the Company to indemnify and advance expenses to any person who served a predecessor of the Company in any of the capacities described above and permit the Company to indemnify and advance

Maryland law permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from: (i) actual receipt of an improper benefit or profit in money, property or services; or (ii) active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. The NorthStar II charter contains a provision which eliminates liability of NorthStar II directors and officers for money damages, provided that the conditions described below for indemnification are satisfied.

Subject to any limitations set forth under Maryland law, the NorthStar II charter obligates NorthStar II to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (i) any individual who is a present or former director or officer of NorthStar II and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity, (ii) any individual who, while a director or officer of NorthStar II and at the request of NorthStar II, serves or has served as a director, officer, partner or trustee of another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity or (iii) the NorthStar II advisor or any of its affiliates acting as an agent of NorthStar II. The NorthStar II charter permits NorthStar II, with the approval of the NorthStar II

RIGHTS OF THE COMPANY STOCKHOLDERS	RIGHTS OF NORTHSTAR II STOCKHOLDERS

expenses to any employee or agent of the Company or a predecessor of the Company.

The Company intends to enter into indemnification agreements with each of its directors and executive officers that will require the Company to indemnify such directors and officers to the maximum extent permitted by Maryland law and to pay such persons’ expenses in defending any civil or criminal proceeding in advance of final disposition of such proceeding.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

board of directors or any duly authorized committee thereof, to indemnify and advance expenses to any person who served a predecessor of NorthStar II in any of the capacities described in (i) or (ii) above and to any employee or agent of NorthStar II or a predecessor of NorthStar II.

Notwithstanding the foregoing, NorthStar II will not provide indemnification of an indemnitee unless all of the following conditions are met:

•    the indemnitee has determined, in good faith, that the course of conduct that caused the loss or liability was in the best interests of NorthStar II;

•    the indemnitee was acting on behalf of or performing services for NorthStar II;

•    such liability or loss was not the result of:

•    negligence or misconduct, in the case that the indemnitee is a director (other than an independent director), the NorthStar II advisor or an affiliate of the NorthStar II advisor, or

•    gross negligence or willful misconduct, in the case that the indemnitee is an independent director; and

•    such agreement to hold harmless is recoverable only out of NorthStar II’s net assets and not from the NorthStar II stockholders.

Additional conditions are required to be met for an indemnitee to be entitled to indemnification for any loss, liability or expense arising from or out of an alleged violation of federal or state securities laws.

Dissenters’ Rights

As permitted by the MGCL, the Company charter provides that stockholders will not be entitled to exercise any rights of an objecting stockholder provided for under Title 3, Subtitle 2 of the MGCL, unless the Company board of directors shall determine such rights apply with regard to a specific transaction.

As permitted by the MGCL and subject to the right of NorthStar II stockholders to receive in cash the appraised value of their pro rata share of NorthStar II’s assets in certain circumstances involving roll-up transactions, the NorthStar II charter provides that stockholders will not be entitled to exercise any rights of an objecting stockholder provided for under Title 3, Subtitle 2 of the MGCL or any successor statute unless the NorthStar II board of directors, upon the affirmative vote of a majority of the

RIGHTS OF THE COMPANY STOCKHOLDERS	RIGHTS OF NORTHSTAR II STOCKHOLDERS

NorthStar II board of directors, determines that such rights apply, with respect to all or any classes or series of shares, to one or more transactions occurring after the date of such determination in connection with which holders of such shares would otherwise be entitled to exercise such rights.

Roll-Up Transactions

The Company charter does not contain provisions relating to a roll-up transaction.

The NorthStar II charter contains provisions with respect to roll-up transactions, which refers to a transaction involving the acquisition, merger, conversion or consolidation either directly or indirectly of NorthStar II and the issuance of securities of the surviving entity to the holders of NorthStar II common stock, except in a transaction where the securities of the successor have been listed for at least 12 months and except for certain purely structural reorganizations. In connection with any proposed roll-up transaction, an appraisal of all of NorthStar II’s assets must be obtained from a competent independent appraiser. The person sponsoring the proposed roll-up transaction must offer to the holders of NorthStar II common stock who vote against the proposed roll-up transaction the choice of:

•    accepting the securities of the surviving entity of a roll-up transaction; or

•    one of the following:

•    remaining as a NorthStar II stockholder of and preserving their interests therein on the same terms and conditions as existed previously, or

•    receiving cash in an amount equal to such stockholder’s pro rata share of the appraised value of NorthStar II’s net assets.

NorthStar II is prohibited from participating in any proposed roll-up transaction:

•    that would result in the holders of NorthStar II common stock having voting rights in the surviving entity of the roll-up transaction that are less than the rights provided for in the NorthStar II charter;

RIGHTS OF THE COMPANY STOCKHOLDERS	RIGHTS OF NORTHSTAR II STOCKHOLDERS

•    that includes provisions that would operate as a material impediment to, or the frustration of, the accumulation of NorthStar II common stock by any purchaser of the securities of the surviving entity of the roll-up transaction (except to the maximum extent necessary to preserve the tax status of the surviving entity), or that would limit the ability of an investor to exercise the voting rights of its securities of the surviving entity on the basis of the number of shares of NorthStar II capital stock held by that investor;

•    in which investor’s rights to access records of the surviving entity of the roll-up transaction will be less than those described in the NorthStar II charter; or

•    in which any of the costs of the roll-up transaction would be borne by NorthStar II if the roll-up transaction is rejected by the holders of NorthStar II common stock.

The NorthStar II charter amendment proposal is for the elimination of this provision from the NorthStar II charter prior to the closing of the Combination.

Corporate Opportunities

The Company charter includes a provision that, among other things, subject to certain exceptions, neither the Company’s external manager nor its affiliates (including those serving as directors or officers of the Company) will have any duty to refrain from engaging, directly or indirectly, in any business opportunities (except those opportunities that are expressly offered to such person in his or her capacity as a director or officer of the Company), including any business opportunities in the same or similar business activities or lines of business in which the Company or any of its affiliates may from time to time be engaged or propose to engage, or from competing with the Company.

The NorthStar II charter does not contain a provision renouncing the doctrine of corporate opportunity.
Transactions with Affiliates

The Company charter does not address transactions with affiliates.

The NorthStar II charter contains certain requirements and limitations with respect to transactions between NorthStar II, the NorthStar II sponsor, the NorthStar II advisor, NorthStar II’s directors and any affiliate thereof, including, without limitation, (i) sales and leases of assets to

RIGHTS OF THE COMPANY STOCKHOLDERS	RIGHTS OF NORTHSTAR II STOCKHOLDERS

NorthStar II, (ii) sales and leases of assets to the NorthStar II sponsor, the NorthStar II advisor, the NorthStar II directors or any affiliates thereof, (iii) certain loans to the NorthStar II sponsor, the NorthStar II advisor, the NorthStar I directors or any affiliates thereof and (iv) certain other transactions with the NorthStar II sponsor, the NorthStar II advisor, the NorthStar II directors or any affiliates thereof, all as set forth in the NorthStar II charter.

Tender Offers

The Company charter and the Company bylaws do not contain any provisions regulating tender offers. Upon the listing of shares of Company class A common stock, the provisions of Regulation 14D will govern tender offers for the Company common stock.

The NorthStar II charter provides that if any person makes a tender offer, including, without limitation, a “mini-tender offer”, such person must comply with all of the provisions set forth in Regulation 14D of the Exchange Act that would be applicable if the tender offer was for more than five percent of the outstanding shares of NorthStar II’s stock, provided that such documents are not required to be filed with the SEC. In addition, any such person must provide notice to NorthStar II at least 10 business days prior to initiating any such tender offer. If any person initiates a tender offer without complying with the provisions described above, NorthStar II, in its sole discretion, shall have the right to redeem such non-compliant person’s shares and any shares acquired in such tender offer at a price determined in accordance with the applicable provisions of the NorthStar II charter. In addition, the NorthStar II charter provides that any person who makes a non-compliant tender offer shall be responsible for all expenses incurred by NorthStar II in connection with the enforcement of the provisions of the NorthStar II charter relating to tender offers. In addition, NorthStar II may seek injunctive relief, including, without limitation, a temporary or permanent restraining order in connection with any non-compliant tender offer. The NorthStar II charter provides that the provisions thereof relating to tender offers shall be of no force or effect with respect to any shares that are then listed on a national securities exchange.

Distributions

Maryland law permits dividends in kind. The Company charter does not prohibit distributions in kind.	Maryland law permits dividends in kind. The NorthStar II charter prohibits distributions in kind, except for distributions of readily marketable securities, distributions of beneficial interests in a

RIGHTS OF THE COMPANY STOCKHOLDERS	RIGHTS OF NORTHSTAR II STOCKHOLDERS

liquidating trust established for the dissolution of NorthStar II and the liquidation of its assets in accordance with the terms of the NorthStar II charter or distributions in which: (i) the NorthStar II board of directors advises each NorthStar II stockholder of the risks associated with direct ownership of the property; (ii) the NorthStar II board of directors offers each NorthStar II stockholder the election of receiving such in-kind distributions, and (iii) in-kind distributions are made only to those NorthStar II stockholders that accept such offer.

Suitability of Stockholders

The Company charter and the Company bylaws do not include provisions regarding suitability of stockholders.

The NorthStar II charter provides that, until such time as the NorthStar II common stock is listed on a national securities exchange and subject to suitability standards established by individual states, to become a NorthStar II stockholder, if such prospective stockholder is an individual or a fiduciary, such prospective stockholder must represent to NorthStar II, among other requirements as NorthStar II may require from time to time, that such prospective stockholder has: (i) a gross annual income of at least $70,000 and a net worth of at least $70,000; or (ii) a net worth of at least $250,000, in each case excluding home, furnishings and automobiles from the calculation of net worth.

Management Agreements

The Company charter authorizes the Company to enter into management agreements upon such terms and conditions as the Company board of directors approves, including compensation provisions that are deemed fair and reasonable by the Company board of directors.

The NorthStar II charter requires the agreement between NorthStar II and its advisor to be terminable by a majority of the NorthStar II independent directors on 60 days’ written notice without cause or penalty and contains other provisions regarding supervision of the advisor.

Investment Limitations

The Company charter does not include limitations on its investments.

The NorthStar II charter provides that, until such time as the NorthStar II common stock is listed on a national securities exchange, certain investment limitations set forth in NorthStar II charter will apply, in addition to any other investment restrictions imposed by the NorthStar II board of directors from time to time, consistent with NorthStar II’s objective of qualifying as a REIT.

RIGHTS OF THE COMPANY STOCKHOLDERS	RIGHTS OF NORTHSTAR II STOCKHOLDERS
NASAA REIT Guidelines

The Company charter does not include provisions based upon the Statement of Policy Regarding Real Estate Investment Trusts published by the North American Securities Administrators Association.	The NorthStar II charter includes certain provisions (some of which are described in this chart) required by the NASAA REIT Guidelines.

CERTAIN BENEFICIAL OWNERSHIP OF NORTHSTAR I COMMON STOCK

The following table sets forth, as of November 28, 2017 (unless otherwise indicated), the total number and the percentage of shares of NorthStar I common stock beneficially owned by:

•	each of NorthStar I’s directors;
•	each of NorthStar I’s executive officers; and
•	all of NorthStar I’s directors and executive officers as a group.

The following table also sets forth how many shares of NorthStar I common stock are beneficially owned by each person known to NorthStar I to be a beneficial owner of more than 5% of the outstanding shares of its common stock. As of November 28, 2017, there were no beneficial owners of more than 5% of outstanding NorthStar I common stock. The percentages of NorthStar I common stock beneficially owned are based on 119,333,203.167 shares of NorthStar I common stock outstanding as of November 28, 2017.

	Amount and Nature of Beneficial Ownership(1)
Name and Address of Beneficial Owner	Number	Percentage

Directors and Executive Officers(2):
Daniel R. Gilbert	—	—
Jonathan T. Albro(3)	32,096	*
Vernon B. Schwartz(4)	17,591	*
Jack F. Smith, Jr.(3)	32,096	*
James J. Thomas(5)	17,591	*
Frank V. Saracino	—	—
Jenny B. Neslin	—	—
All directors and executive officers as a group (7 persons)	99,374	*

*	Less than one percent.

(1)	Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares: (i) “voting power,” which includes the power to vote or to direct the voting of such security; or (ii) “investment power,” which includes the power to dispose of or direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

(2)	The address of each of the directors and executive officers is 590 Madison Avenue, 34th Floor, New York, New York 10022.

(3)	Includes 6,310 unvested shares of restricted common stock held by each such director, all of which shall vest upon completion of the Combination.

(4)	Includes 8,181 unvested shares of restricted common stock held by such director, all of which shall vest upon completion of the Combination.

(5)	Includes 7,245 unvested shares of restricted common stock held by such director, all of which shall vest upon completion of the Combination.

CERTAIN BENEFICIAL OWNERSHIP OF NORTHSTAR II COMMON STOCK

The following table sets forth, as of November 28, 2017 (unless otherwise indicated), the total number and the percentage of shares of NorthStar II common stock beneficially owned by:

•	each of NorthStar II’s directors;
•	each of NorthStar II’s executive officers; and
•	all of NorthStar II’s directors and executive officers as a group.

The following table also sets forth how many shares of NorthStar II common stock are beneficially owned by each person known to NorthStar II to be a beneficial owner of more than 5% of the outstanding shares of its common stock. As of November 28, 2017, there were no beneficial owners of more than 5% of NorthStar II outstanding common stock. The percentages of common stock beneficially owned are based on 114,942,838.318 shares of NorthStar II common stock outstanding as of November 28, 2017. All shares held by NorthStar II’s directors and executive officers, if any, are shares of NorthStar II class A common stock.

	Amount and Nature of Beneficial Ownership(1)
Name and Address of Beneficial Owner	Number	Percentage

Directors and Executive Officers(2):
Daniel R. Gilbert	—	—
Jonathan T. Albro(3)	19,842	*
Justin P. Meagher(4)	13,499	*
Chris S. Westfahl(5)	13,760	*
Winston W. Wilson(3)	19,842	*
Frank V. Saracino	—	—
Jenny B. Neslin	—	—
All directors and executive officers as a group (7 persons)	66,943	*

*	Less than one percent.

(1)	Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares: (i) “voting power,” which includes the power to vote or to direct the voting of such security; or (ii) “investment power,” which includes the power to dispose of or direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

(2)	The address of each of the directors and executive officers is 590 Madison Avenue, 34th Floor, New York, New York 10022.

(3)	Includes 6,485 unvested shares of restricted class A common stock held by each such director, all of which shall vest upon completion of the Combination.

(4)	Includes 10,800 unvested shares of restricted class A common stock held by such director, all of which shall vest upon completion of the Combination.

(5)	Includes 7,246 unvested shares of restricted class A common stock held by such director, all of which shall vest upon completion of the Combination.

NO APPRAISAL RIGHTS

NorthStar I stockholders and NorthStar II stockholders are not entitled to exercise any rights of an objecting stockholder provided for under Title 3, Subtitle 2 of the MGCL in connection with the Mergers or the charter amendment proposals.

Since the consummation of the Combination is conditioned on the approval of the NorthStar I second charter amendment proposal and the NorthStar II charter amendment proposal, NorthStar I stockholders and NorthStar II stockholders who vote “AGAINST” the Mergers will not be entitled to exercise their rights under the NorthStar I charter and the NorthStar II charter, respectively, to elect to retain their equity interest in NorthStar I or NorthStar II, as applicable, or to receive cash in an amount equal to the stockholder’s pro rata share of the appraised value of NorthStar I’s or NorthStar II’s, as applicable, net assets.

STOCKHOLDER PROPOSALS

NorthStar I

If the NorthStar I merger is completed on the expected timetable, NorthStar I does not intend to hold a 2018 annual meeting of its stockholders. However, if the NorthStar I merger is not completed, or if NorthStar I is otherwise required to do so under applicable law, NorthStar I would hold a 2018 annual meeting of its stockholders.

If NorthStar I holds a 2018 annual meeting, proposals received from stockholders in accordance with Rule 14a-8 under the Exchange Act will be eligible for consideration for inclusion in the proxy statement for the 2018 annual meeting of stockholders if they are received by NorthStar I on or before December 29, 2017; provided, however, that in the event that the date of the 2018 annual meeting of stockholders is changed by more than 30 days from June 22, 2018, a Rule 14a-8 proposal by a stockholder to be timely must be delivered not later than a reasonable time before NorthStar I begins to print and mail its proxy materials. Stockholder proposals must otherwise comply with applicable law, including Rule 14a-8 of the Exchange Act, and must be directed to the Secretary, NorthStar Real Estate Income Trust, Inc., at 590 Madison Avenue, 34th Floor, New York, New York 10022.

In order for a stockholder proposal submitted outside of Rule 14a-8 or a director nomination to be considered “timely” within the meaning of Rule 14a-4(c) under the Exchange Act, such proposal must be received by NorthStar I within the timeframe for submission of stockholder proposals and director nominations under NorthStar I’s bylaws. In order for a proposal to be “timely” under NorthStar I’s current bylaws, proposals of stockholders made outside of Rule 14a-8 under the Exchange Act and director nominations must be submitted, in accordance with the requirements of NorthStar I’s current bylaws, not later than 5:00 p.m., local time, on December 29, 2017, and not earlier than November 29, 2017; provided, however, that in the event that the date of the 2018 annual meeting of stockholders is advanced or delayed by more than 30 days from June 22, 2018, a proposal by a stockholder to be timely must be delivered not earlier than the 150th day prior to the date of such annual meeting and not later than 5:00 p.m., local time, on the later of: (i) the 120th day prior to the date of such annual meeting; and (ii) the tenth day following the day on which public announcement of the date of such meeting is first made.

NorthStar II

If the NorthStar II merger is completed on the expected timetable, NorthStar II does not intend to hold a 2018 annual meeting of its stockholders. However, if the NorthStar II merger is not completed, or if NorthStar II is otherwise required to do so under applicable law, NorthStar II would hold a 2018 annual meeting of its stockholders.

If NorthStar II holds a 2018 annual meeting, proposals received from stockholders in accordance with Rule 14a-8 under the Exchange Act will be eligible for consideration for inclusion in the proxy statement for the 2018 annual meeting of stockholders if they are received by NorthStar II on or before December 29, 2017; provided, however, that in the event that the date of the 2018 annual meeting of stockholders is changed by more than 30 days from June 22, 2018, a Rule 14a-8 proposal by a stockholder to be timely must be delivered not later than a reasonable time before NorthStar II begins to print and mail its proxy materials. Stockholder proposals must otherwise comply with applicable law, including Rule 14a-8 of the Exchange Act, and must be directed to the Secretary, NorthStar Real Estate Income II, Inc., at 590 Madison Avenue, 34th Floor, New York, New York 10022.

In order for a stockholder proposal submitted outside of Rule 14a-8 or a director nomination to be considered “timely” within the meaning of Rule 14a-4(c) under the Exchange Act, such proposal must be received by NorthStar II within the timeframe for submission of stockholder proposals and director nominations under

NorthStar II’s bylaws. In order for a proposal to be “timely” under NorthStar II’s current bylaws, proposals of stockholders made outside of Rule 14a-8 under the Exchange Act and director nominations must be submitted, in accordance with the requirements of NorthStar II’s current bylaws, not later than 5:00 p.m., local time, on December 29, 2017, and not earlier than November 29, 2017; provided, however, that in the event that the date of the 2018 annual meeting of stockholders is advanced or delayed by more than 30 days from June 22, 2018, a proposal by a stockholder to be timely must be delivered not earlier than the 150th day prior to the date of such annual meeting and not later than 5:00 p.m., local time, on the later of: (i) the 120th day prior to the date of such annual meeting; and (ii) the tenth day following the day on which public announcement of the date of such meeting is first made.

LEGAL MATTERS

Certain matters of Maryland law, including the validity of the shares of the Company to be issued in the Combination, will be passed upon for the Company by Hogan Lovells US LLP. It is a condition to the Combination that NorthStar I and NorthStar II receive opinions from Alston & Bird LLP (or other counsel reasonably satisfactory to the other parties) and Greenberg Traurig, LLP (or other counsel reasonably satisfactory to the other parties), respectively, covering the U.S. federal income tax consequences of the NorthStar I merger and the NorthStar II merger, respectively. In addition, it is a condition to the Combination that (i) NorthStar I and CLNS OP receive an opinion from Greenberg Traurig, LLP (or other counsel reasonably satisfactory to the other parties) concerning the qualification of NorthStar II as a REIT under the Code, (ii) NorthStar II and CLNS OP receive an opinion from Alston & Bird LLP (or other counsel reasonably satisfactory to the other parties) concerning the qualification of NorthStar I as a REIT under the Code, and (iii) NorthStar I, NorthStar II and CLNS OP receive an opinion from Hogan Lovells US LLP (or other counsel reasonably satisfactory to the other parties) concerning the qualification of the Company as a REIT under the Code.

EXPERTS

The Company

The consolidated balance sheet of Colony NorthStar Credit Real Estate, Inc. as of September 15, 2017 included in this joint proxy statement/prospectus has been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and is included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

NorthStar I

The audited consolidated financial statements and schedules of NorthStar I and subsidiaries have been included in this joint proxy statement/prospectus and have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

NorthStar II

The audited consolidated financial statements and schedules of NorthStar II and subsidiaries have been included in this joint proxy statement/prospectus and have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

The Contributed Entities

The combined financial statements of the CLNS Investment Entities as of December 31, 2016 and 2015 and for the years then ended (including schedules appearing therein) included in Annex H-1 of this joint proxy statement/prospectus have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

NorthStar I, NorthStar II and CLNS each file reports and other information with the SEC. NorthStar I stockholders and NorthStar II stockholders may read and copy these reports, statements or other information filed by NorthStar I, NorthStar II and CLNS at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for additional information on the Public Reference Room. The SEC also maintains an internet website that contains reports, proxy and information statements, and other information regarding issuers, including NorthStar I, NorthStar II and CLNS, who file electronically with the SEC. The address of that site is http://www.sec.gov.

The Company has filed a registration statement on Form S-4 to register with the SEC the issuance of (i) shares of the Company class A common stock (a) to be issued to CLNS OP pursuant to the combination agreement in the event of an IPO, or, in the event of a Listing, into which the Company class B-3 common stock to be issued to CLNS OP pursuant to the combination agreement is convertible, (b) to be issued to holders of NorthStar I common stock and NorthStar II common stock in the event of a Listing, or, in the event of an IPO, into which the Company class B-1 common stock and Company class B-2 common stock to be issued to holders of NorthStar I common stock and NorthStar II common stock pursuant to the combination agreement are convertible, and (c) RED REIT upon redemption of the Company OP Units issued pursuant to the combination agreement, and (ii) in the event of a Listing, shares of Company class B-3 common stock to CLNS OP pursuant to the combination agreement, and in the event of an IPO, shares of Company class B-1 common stock and Company class B-2 common stock to holders of NorthStar I common stock and NorthStar II common stock pursuant to the combination agreement. This joint proxy statement/prospectus forms a part of that registration statement and constitutes a prospectus of the Company, in addition to being a proxy statement of NorthStar I for its special meeting and of NorthStar II for its special meeting. The registration statement, including the attached Annexes, exhibits and schedules, contains additional relevant information about NorthStar I and NorthStar II. As allowed by SEC rules, this joint proxy statement/prospectus does not contain all the information NorthStar I stockholders and NorthStar II stockholders can find in the registration statement or the exhibits thereto.

The Company, NorthStar I and NorthStar II also incorporate by reference the combination agreement attached to this joint proxy statement/prospectus as Annex A.

In addition, (1) attached as Annex F-1 and Annex F-2 to this joint proxy statement/prospectus are NorthStar I’s Annual Report on Form 10-K for the year ended December 31, 2016 and NorthStar I’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, respectively, which are included as a part of this joint proxy statement/prospectus, (2) attached as Annex G-1 and Annex G-2 to this joint proxy statement/prospectus are NorthStar II’s Annual Report on Form 10-K for the year ended December 31, 2016 and NorthStar II’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, respectively, which are included as a part of this joint proxy statement/prospectus and (3) attached as Annex H-1 and Annex H-2 to this joint proxy statement/prospectus are the combined financial statements of the Contributed Entities and notes thereto for the years ended December 31, 2016 and 2015 and for the nine months ended September 30, 2017, and management’s discussion and analysis of financial condition and results of operations of the Contributed Entities (including quantitative and qualitative disclosures about market risk of the Contributed Entities), respectively.

CLNS has supplied all information contained in this joint proxy statement/prospectus relating to CLNS and its affiliates and the Company, NorthStar I has supplied all information contained in this joint proxy statement/prospectus relating to NorthStar I and NorthStar II has supplied all information contained in this joint proxy statement/prospectus relating to NorthStar II.

If you have any questions about the Combination or how to submit your proxy, or you need additional copies of this joint proxy statement/prospectus, the enclosed proxy card or voting instructions, NorthStar I stockholders can contact D.F. King & Co., Inc., NorthStar I’s proxy solicitor, and NorthStar II stockholders can contact D.F. King & Co., Inc., NorthStar II’s proxy solicitor, at the following addresses and telephone numbers:

NorthStar I	NorthStar II
D.F. King & Co., Inc. 48 Wall Street, 22nd Floor New York, New York 10005 (NorthStar I stockholders only)	D.F. King & Co., Inc. 48 Wall Street, 22nd Floor New York, New York 10005 (NorthStar II stockholders only)

Banks and Brokers Call Collect: (212) 269-5550

To Vote Toll Free,

NorthStar I Stockholders May Call: (800) 967-0261; and

NorthStar II Stockholders May Call: (800) 755-7250.

The reports and other information filed by NorthStar I with the SEC are also available at NorthStar I’s website at http://www.northstarsecurities.com/income under the tab “Investor Relations,” and then under the heading “SEC Filings.” The reports and other information filed by NorthStar II with the SEC are available at NorthStar II’s website at http://www.northstarsecurities.com/income2 under the tab “Investor Relations,” and then under the heading “SEC Filings.” Information not filed with the SEC, but available on NorthStar I’s and NorthStar II’s websites, is expressly not incorporated by reference into this joint proxy statement/prospectus.

The Company, NorthStar I and NorthStar II are not incorporating the contents of the websites of the SEC, NorthStar I, NorthStar II or any other person into this joint proxy statement/prospectus.

The Company, NorthStar I and NorthStar II have not authorized anyone to give any information or make any representation about the Combination or their companies that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that are incorporated into this joint proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus does not extend to you. The information contained in this joint proxy statement/prospectus is accurate only as of the date of this joint proxy statement/prospectus unless the information specifically indicates that another date applies.

Until                 , all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholder

Colony NorthStar Credit Real Estate, Inc.

We have audited the accompanying consolidated balance sheet of Colony NorthStar Credit Real Estate, Inc. (the “Company”) as of September 15, 2017 and the related notes to the balance sheet. The balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on the balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated balance sheet referred to above present fairly, in all material respects, the financial position of Colony NorthStar Credit Real Estate, Inc. at September 15, 2017, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Los Angeles, California

September 27, 2017

COLONY NORTHSTAR CREDIT REAL ESTATE, INC.

CONSOLIDATED BALANCE SHEET

September 15, 2017 (date of capitalization)

Assets
Cash	$1,000

Liabilities

Commitments and contingencies (Note 4)

Stockholder’s equity
Preferred stock, $0.01 par value, 200 shares authorized, none outstanding	$—
Common stock, $0.01 par value, 1,000 shares authorized, 100 shares issued and outstanding	1
Additional paid-in capital	999

Total stockholder’s equity	$1,000

See accompanying notes to the consolidated balance sheet.

Colony NorthStar Credit Real Estate, Inc.

Notes to Consolidated Balance Sheet

1. Organization

Colony NorthStar Credit Real Estate, Inc. (the “Company”) was organized in the state of Maryland on August 23, 2017. Under the Company’s charter, the Company is authorized to issue up to 1,000 shares of common stock, $0.01 par value per share, and 200 shares of preferred stock, $0.01 par value per share. The Company has not commenced operations.

The sole stockholder of the Company is Colony NorthStar, Inc. (“CLNS”), a publicly-traded real estate investment trust (“REIT”) listed on the New York Stock Exchange under the ticker symbol “CLNS.” On September 15, 2017, CLNS made an initial capital contribution of $1,000 to the Company.

2. Formation of the Company and Initial Public Offering/Listing

The Company was formed for the purpose of receiving contribution of ownership interests in certain investment entities from CLNS and its subsidiaries (which interests represent the CLNS Contributed Portfolio) and combining the CLNS Contributed Portfolio with substantially all of the assets and liabilities of NorthStar Real Estate Income Trust, Inc. (“NorthStar I”) and all of the assets and liabilities of NorthStar Real Estate Income II, Inc. (“NorthStar II”) (the “Combination”). NorthStar I and NorthStar II are publicly registered non-traded REITs sponsored and managed by a subsidiary of CLNS. Through the Combination, the Company will be seeded with a diversified investment portfolio.

The Company intends to conduct either an initial public offering of its common stock (“IPO”) or a listing (without an IPO) of its common stock (“Listing”), which is anticipated to occur in the first quarter of 2018. Proceeds from the IPO, if any, are anticipated to be used to invest in the Company’s target assets, including senior mortgage loans, mezzanine loans, preferred equity, CRE debt securities and net leased properties.

The Company will be subject to the risks involved with investing in real estate debt and equity instruments. These include, among others, the risks normally associated with changes in the general economic climate, changes in the mortgage market, changes in tax laws, interest rate levels, and the availability of financing. The Company intends to qualify as a REIT under the Internal Revenue Code of 1986, as amended. In order to maintain its tax status as a REIT, the Company plans to distribute at least 90% of its taxable income to its stockholders.

The Company will be externally managed by CLNC Manager, LLC, a Delaware limited liability company and a wholly owned and indirect subsidiary of CLNS OP.

3. Significant Accounting Policies

Basis of presentation

The accompanying consolidated balance sheet has been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The Company’s sole subsidiary, Credit RE Operating Company, LLC, is consolidated by the Company. All intercompany transactions have been eliminated.

Use of estimates

The preparation of the consolidated balance sheet in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated balance sheet. Actual results could differ from those estimates.

Colony NorthStar Credit Real Estate, Inc.

Notes to Consolidated Balance Sheet (Continued)

Cash and Cash Equivalents

Short-term, highly liquid investments with original maturities of three months or less are considered to be cash equivalents. The Company did not have any cash equivalents at September 15, 2017. The Company’s cash is held with major financial institutions and may at times exceed federally insured limits.

Underwriting commissions and costs

Underwriting commissions and costs to be incurred in connection with the Company’s common share offerings will be reflected as a reduction of additional paid-in capital.

Organization and offering costs

Costs incurred to organize the Company will be expensed as incurred.

4. Commitments and Contingencies

As of September 27, 2017, CLNS has incurred approximately $1.5 million of costs related to the organization of the Company and the IPO/Listing. Contingent upon successful completion of the Combination, the Company will reimburse CLNS for these and other costs.

5. Subsequent Events

Subsequent events have been evaluated through September 27, 2017, the date that this consolidated balance sheet was available to be issued.

COLONY NORTHSTAR CREDIT REAL ESTATE, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

On August 25, 2017, certain subsidiaries of Colony NorthStar, Inc. (“CLNS”) entered into a combination agreement (which was amended and restated on November 20, 2017) with NorthStar Real Estate Income Trust, Inc. (“NorthStar I”) and NorthStar Real Estate Income II, Inc. (“NorthStar II”), publicly registered non-traded real estate investment trusts sponsored and managed by a subsidiary of CLNS. Pursuant to the combination agreement, certain subsidiaries of CLNS will contribute their respective ownership interests (which interests represent the “CLNS Contributed Portfolio”) in certain investment entities (the “CLNS Investment Entities”) to Colony NorthStar Credit Real Estate, Inc. (the “Company”) and its operating company, Credit RE Operating Company, LLC (the “Company OP”), and NorthStar I and NorthStar II will merge in all-stock mergers into the Company with the Company surviving the mergers (collectively, the “Combination”).

The following unaudited pro forma condensed combined financial statements and notes thereto are based on the historical financial condition and results of operations of the CLNS Investment Entities and give effect to: (i) contribution to the Company (the “CLNS Contribution”) of the interests held by subsidiaries of CLNS in the underlying assets and liabilities of the CLNS Investment Entities ranging from 38% to 100% (remaining interests in the CLNS Investment Entities not owned by subsidiaries of CLNS will not be contributed) in exchange for shares of the Company’s Class A common stock (“Class A common stock”) or, in the event of a listing (without an initial public offering) of the Class A common stock, shares of the Company’s Class B-3 common stock, and common membership interests in the Company OP that are redeemable for cash or, at the option of the Company, Class A common stock on an one-for-one basis (“OP Units”); (ii) exclusion of a loan receivable held by NorthStar I, which will not be acquired by the Company and repayment of corresponding debt financing the loan receivable; (iii) completion of the mergers of each of NorthStar I and NorthStar II with and into the Company (collectively, the “Mergers”) through the exchange of all outstanding shares of common stock of each of NorthStar I and NorthStar II for (x) in the event of a listing (without an initial public offering) of the Class A common stock, shares of Class A common stock, and (y) in the event of an initial public offering of the Company, shares of the Company’s Class B common stock (“Class B common stock”), which have identical voting and dividend rights to Class A common stock and are convertible, after specified time periods have elapsed, into shares of Class A common stock; (iv) cancellation of the existing advisory agreements between each of NorthStar I and NorthStar II with a subsidiary of CLNS; and (v) establishment of a new management agreement between the Company and a subsidiary of CLNS. The CLNS Investment Entities are subsidiaries of the entities that are to be directly contributed to the Company in connection with the Combination (such directly contributed entities, the “Contributed Entities”).

The unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and are not necessarily indicative of the financial position or results of operations of the Company had the Combination and related transactions been completed as of the beginning of the earliest period presented, nor are they necessarily indicative of future results of operations or future financial position of the Company.

The selected unaudited pro forma condensed combined financial data should be read in conjunction with (1) the historical consolidated financial statements and notes thereto of NorthStar I included in NorthStar I’s Annual Report on Form 10-K for the years ended December 31, 2016 and 2015 and NorthStar I’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, copies of which are included in Annex F-1 and Annex F-2, respectively, to this joint proxy statement/prospectus, (2) the historical consolidated financial statements and notes thereto of NorthStar II included in NorthStar II’s Annual Report on Form 10-K for the years ended December 31, 2016 and 2015 and NorthStar II’s Quarterly Report on Form 10-Q for the quarter ended

September 30, 2017, copies of which are included in Annex G-1 and Annex G-2, respectively, to this joint proxy statement/prospectus, and (3) the historical combined financial statements and notes thereto of the CLNS Investment Entities as of and for the years ended December 31, 2016 and 2015 and as of and for the nine months ended September 30, 2017, and management’s discussion and analysis of financial condition and results of operations of the CLNS Investment Entities (including quantitative and qualitative disclosures about market risk), copies of which are included in Annex H-1 and Annex H-2, respectively, to this joint proxy statement/prospectus.

The unaudited pro forma condensed combined financial statements reflect a preliminary purchase price allocation and management’s best estimates based upon available information and may be revised as additional information becomes available and as additional analyses are performed upon finalization of acquisition accounting, no later than one year following the closing date of the Combination.

COLONY NORTHSTAR CREDIT REAL ESTATE, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF SEPTEMBER 30, 2017

(IN THOUSANDS)

	Historical			Pro Forma Adjustments				Pro Forma Colony NorthStar Credit Real Estate, Inc.
	CLNS Investment Entities	NorthStar I	NorthStar II	Fair Value (a)	Consolidation (b)	Other

Assets
Cash and cash equivalents	$55,622	$163,087	$85,724	$—	$(3,320)	$(43,983	)(c)	$257,130
Restricted cash	52,783	45,130	70,763	—	(16,463)	—		152,213
Loans receivable, net	1,506,384	1,439,446	809,409	68,113	1,753,196	(150,150	)(d)	5,426,398
Real estate, net	209,527	477,531	394,174	406,828	—	—		1,488,060
Investments in unconsolidated ventures	233,260	55,401	291,597	(706)	150,748	—		730,300
Securities, at fair value	—	148,158	95,039	—	(88,943)	—		154,254
Deferred leasing costs and intangible assets, net	11,376	38,774	22,103	44,995	—	—		117,248
Other assets	50,945	26,342	21,769	(11,168)	3,602	(683	)(d)	90,807
Due from affiliates	—	50,791	23,728	—	—	(74,519	)(e)	—

Total assets	$2,119,897	$2,444,660	$1,814,306	$508,062	$1,798,820	$(269,335)		$8,416,410

Liabilities
Debt, net	$435,626	$1,450,706	$842,356	$5,003	$2,143,701	(46,948	)(d)	$4,830,444
Accrued and other liabilities	57,358	56,702	71,932	(70)	(7,741)	(8,298	)(f)	169,883
Intangible liabilities, net	40	6,881	1,344	1,779	—	—		10,044
Due to affiliates	50,791	28,032	9,044	—	—	(87,867	)(e)	—

Total liabilities	543,815	1,542,321	924,676	6,712	2,135,960	(143,113)		5,010,371

Commitments and contingencies

Equity
Owners’/stockholders’ equity	1,566,040	885,029	887,638	424,808	(344,526)	(205,248	)(g)	3,213,741
Noncontrolling interests in investment entities	10,042	17,310	1,992	76,542	7,386	—		113,272
Noncontrolling interests in Company OP	—	—	—	—	—	79,026	(h)	79,026

Total equity	1,576,082	902,339	889,630	501,350	(337,140)	(126,222)		3,406,039

Total liabilities and equity	$2,119,897	$2,444,660	$1,814,306	$508,062	$1,798,820	$(269,335)		$8,416,410

See accompanying notes to unaudited pro forma condensed combined financial statements.

COLONY NORTHSTAR CREDIT REAL ESTATE, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Nine Months Ended September 30, 2017

(In thousands, except per share data)

	Historical			Pro Forma Adjustments					Pro Forma Colony NorthStar Credit Real Estate, Inc.
	CLNS Investment Entities	NorthStar I	NorthStar II	Fair Value (aa)	Consolidation (ab)	Other

Revenues
Interest income	$108,442	$63,303	$52,873	$1,020	$34,982	$(9,938)	(ac	)	$250,682
Property operating income	17,207	66,827	32,624	(880)	—	—			115,778
Other income	659	—	—	—	(292)	—			367

Total revenues	126,308	130,130	85,497	140	34,690	(9,938)			366,827

Expenses
Fee expense	—	13,592	16,164	—	—	7,288	(ad	)	37,044
Interest expense—loans receivable	16,445	23,246	15,904	(4,616)	78,805	(3,666)	(ac	)	126,118
Interest expense—real estate	3,759	14,160	10,648	(1,416)	—	—			27,151
Property operating expense	5,707	30,294	9,534	—	—	—			45,535
Transaction, investment and servicing expense	2,126	5,893	5,100	—	2,805	(9,762)	(ae	)	6,162
Depreciation and amortization	7,567	29,770	14,174	6,625	—	—			58,136
Administrative expense	9,654	7,568	10,014	—	(253)	(3,478)	(af	)	23,505

Total expenses	45,258	124,523	81,538	593	81,357	(9,618)			323,651

Other income (loss)
Other gain (loss), net	(393)	(762)	(1,254)	—	3,228	—			819
Earnings from investments in unconsolidated ventures	15,299	6,553	25,272	—	15,741	—			62,865

Net income (loss) before income tax	95,956	11,398	27,977	(453)	(27,698)	(320)			106,860
Income tax expense	(127)	(579)	(4,200)	—	—	—			(4,906)

Net income (loss)	95,829	10,819	23,777	(453)	(27,698)	(320)			101,954
Net income (loss) attributable to noncontrolling interests:
Investment entities	516	80	101	(431)	528	—			794
Company OP	—	—	—	—	—	2,428	(ag	)	2,428

Net income (loss) attributable to Colony NorthStar Credit Real Estate, Inc.	$95,313	$10,739	$23,676	$(22)	$(28,226)	$(2,748)			$98,732

Earnings per share:
Basic	NA	$0.09	$0.21						$0.78

Diluted	NA	$0.09	$0.21						$0.78

Weighted average number of shares:
Basic	NA	119,901	114,526						126,958

Diluted	NA	119,901	114,526						126,958

See accompanying notes to unaudited pro forma condensed combined financial statements.

COLONY NORTHSTAR CREDIT REAL ESTATE, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2016

(In thousands, except per share data)

	Historical			Pro Forma Adjustments					Pro Forma Colony NorthStar Credit Real Estate, Inc.
	CLNS Investment Entities	NorthStar I	NorthStar II	Fair Value (aa)	Consolidation (ab)	Other

Revenues
Interest income	$140,529	$77,657	$64,333	$2,668	$69,541	$(10,334)	(ac	)	$344,394
Property operating income	1,138	78,602	43,121	(1,266)	—	—			121,595
Other income	536	—	—	—	(420)	—			116

Total revenues	142,203	156,259	107,454	1,402	69,121	(10,334)			466,105

Expenses

Fee expense	—	23,765	20,222	—	—	5,405	(ad	)	49,392
Interest expense—loans receivable	26,031	16,674	15,475	(4,047)	119,633	(2,955)	(ac	)	170,811
Interest expense—real estate	—	17,519	13,612	(1,389)	—	—			29,742
Property operating expenses	905	36,950	13,557	—	—	—			51,412
Transaction, investment and servicing expense	1,767	3,405	2,469	—	4,228	(76)	(ae	)	11,793
Depreciation and amortization	146	31,227	20,745	25,808	—	—			77,926
Provision for loan loss	3,386	—	—	—	—	—			3,386
Administrative expense	15,437	13,076	9,176	—	(127)	(6,627)	(af	)	30,935

Total expenses	47,672	142,616	95,256	20,372	123,734	(4,253)			425,397

Other income (loss)
Other gain (loss), net	(56)	(3,432)	519	—	3,983	—			1,014
Earnings from investments in unconsolidated ventures	16,067	24,963	11,611	—	19,059	—			71,700

Net income (loss) before income tax	110,542	35,174	24,328	(18,970)	(31,571)	(6,081)			113,422
Income tax expense	(1,521)	(2,967)	(1,879)	—	—	—			(6,367)

Net income (loss)	109,021	32,207	22,449	(18,970)	(31,571)	(6,081)			107,055
Net income (loss) attributable to noncontrolling interests:
Investments entities	736	255	84	(2,344)	663	—			(606)
Company OP	—	—	—	—	—	2,584	(ag	)	2,584

Net income (loss) attributable to Colony NorthStar Credit Real Estate, Inc.	$108,285	$31,952	$22,365	$(16,626)	$(32,234)	$(8,665)			$105,077

Earnings per share:
Basic	NA	$0.26	$0.22						$0.85

Diluted	NA	$0.26	$0.22						$0.85

Weighted average number of shares:
Basic	NA	120,946	102,712						123,180

Diluted	NA	120,946	102,712						123,180

See accompanying notes to unaudited pro forma condensed combined financial statements.

Colony NorthStar Credit Real Estate, Inc.

Notes to Unaudited Pro Forma Condensed

Combined Financial Statements

1. Description of the Combination

Upon completion of the Combination, CLNS and its affiliates, NorthStar I stockholders and NorthStar II stockholders will each receive approximately 37%, 32% and 31%, respectively, of the total consideration issued by the Company in the Combination (assuming (i) the conversion of shares of Class B common stock and (ii) the redemption of OP Units, into shares of Class A common stock on a one-for-one basis), subject to certain adjustments as set forth in the combination agreement.

At the closing of the Combination, the Company will issue to subsidiaries of CLNS: (i) 44,399,444 shares of Class A common stock in the event of an initial public offering of the Company, or, in the event of a listing (without an initial public offering) of Class A common stock on a national securities exchange, 44,399,444 shares of Class B-3 common stock of the Company; and (ii) 3,075,623 OP Units. Each share of NorthStar I and NorthStar II common stock issued and outstanding immediately prior to the effective time of their mergers with and into the Company will be converted into the right to receive 0.3532 shares (the “NorthStar I Exchange Ratio”) and 0.3511 shares (the “NorthStar II Exchange Ratio”), respectively, of (x) in the event of a listing (without an initial public offering) of the Class A common stock, Class A common stock, and (y) in the event of an initial public offering of the Company, Class B common stock. Approximately 21,000 shares of NorthStar I restricted common stock and 31,000 shares of NorthStar II restricted common stock will automatically vest in connection with their respective mergers with and into the Company and the holders thereof will be entitled to receive the same equity exchange as the other holders of NorthStar I and NorthStar II common stock, respectively.

NorthStar I has agreed not to transfer to the Company a certain loan receivable in the original principal amount of $150.2 million (the “NorthStar I Excluded Asset”). Prior to the closing of the Combination, the NorthStar I Excluded Asset may be sold to a third party and any net cash proceeds from such sale in excess of $65 million will be distributed to NorthStar I stockholders, with any unsold portion of the NorthStar I Excluded Asset (the “NorthStar I Retained Asset”) to be transferred to a liquidating trust. If any such third party sale of the entire NorthStar I Excluded Asset is not consummated prior to the completion of the Combination, CLNS or one of its affiliates has committed to acquire a senior interest in the NorthStar I Excluded Asset for $65 million at closing and the junior interest in the NorthStar I Excluded Asset (also referred to as the “NorthStar I Retained Asset”) will be transferred to a liquidating trust. In each case, the beneficial interests of the liquidating trust will be distributed pro rata to NorthStar I stockholders. In the absence of a contracted sale of the NorthStar I Excluded Asset to a third party at the time of preparing the unaudited pro forma condensed combined financial statements, it is assumed that the senior interest in the NorthStar I Excluded Asset will be sold to CLNS or one of its affiliates for $65 million.

Prior to the closing of the Combination, a special dividend will be declared by either NorthStar I or NorthStar II, whichever of the companies has generated the least amount of cash leakage, in order to true up the agreed contribution values of NorthStar I and NorthStar II in relation to each other (the “NorthStar special dividend”). In addition, following the CLNS Contribution, but prior to the effective time of the Mergers, the Company will, if necessary, declare a special distribution to CLNS to true up CLNS for the difference between (i) the sum of (a) the loss in value of NorthStar I and NorthStar II as a result of the distributions made by NorthStar I and NorthStar II in excess of FFO (as such term is defined in the combination agreement) from July 1, 2017 through the day immediately preceding the closing date (excluding the dividend payment made by each of NorthStar I and NorthStar II on July 1, 2017), (b) FFO for the Contributed Entities from July 1, 2017 through the day immediately preceding the closing date, (c) cash contributions or contributions of certain intercompany

Colony NorthStar Credit Real Estate, Inc.

Notes to Unaudited Pro Forma Condensed

Combined Financial Statements (Continued)

receivables made to the Contributed Entities from July 1, 2017 through the day immediately preceding the closing date, and (d) the expected present value of certain unreimbursed operating expenses of NorthStar I and NorthStar II paid on each company’s behalf by their respective advisors, and (ii) cash distributions made by the Contributed Entities from July 1, 2017 through the day immediately preceding the closing date, excluding that certain distribution made by the Contributed Entities in July 2017 relating to the partial repayment of a certain investment (collectively, “CLNS true-up adjustments”). These unaudited pro forma condensed combined financial statements reflect the CLNS true-up adjustments measured for the period from July 1, 2017 through September 30, 2017, except that the NorthStar special dividend and the adjustment referred to in clause (a) above were not reflected as neither NorthStar I nor NorthStar II generated a cash leakage for the period from July 1, 2017 through September 30, 2017 (Note 4(c)). Adjustments for anticipated cash leakage and other true-up adjustments for the period from October 1, 2017 through the day immediately preceding the closing of the Combination are not reflected in these unaudited pro forma condensed combined financial statements as such amounts are not determinable.

The closing of the Combination is conditioned upon approval of the transactions by NorthStar I and NorthStar II stockholders, and an initial public offering of the Class A common stock or a listing (without an initial public offering) of the Class A common stock on a national securities exchange.

2. Basis of Presentation

The unaudited pro forma condensed combined financial statements are prepared as of and for the nine months ended September 30, 2017 and for the year ended December 31, 2016, in accordance with Article 11 of Regulation S-X and, in the opinion of management, reflect all significant adjustments. The historical financial information of the CLNS Investment Entities, NorthStar I and NorthStar II have been adjusted to give pro forma effect to all significant events (except as disclosed above) that are: (i) directly attributable to the Combination and related transactions; (ii) factually supportable; and (iii) with respect to the unaudited pro forma condensed combined statements of operations, expected to have a continuing impact on the results of the Company.

The unaudited pro forma condensed combined balance sheet as of September 30, 2017 is presented as if the Combination and related transactions had been completed on September 30, 2017. The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2017 and year ended December 31, 2016 are presented as if the Combination and related transactions had been completed on January 1, 2016, the beginning of the earliest period presented.

Certain amounts in the historical combined financial statements of the CLNS Investment Entities, and in the historical consolidated financial statements of NorthStar I and NorthStar II, have been reclassified to conform to the presentation of the Company in the unaudited pro forma condensed combined financial statements.

Significant transactions among the CLNS Investment Entities, NorthStar I and NorthStar II have been eliminated in the unaudited pro forma condensed combined financial statements as if these entities had been combined for all periods presented. Such amounts that are outstanding as of September 30, 2017 are presented as due from and/or due to affiliates within the historical balances in the unaudited pro forma condensed combined balance sheet.

Colony NorthStar Credit Real Estate, Inc.

Notes to Unaudited Pro Forma Condensed

Combined Financial Statements (Continued)

Since the Company did not have material assets or substantial operations prior to the contribution of assets and liabilities from CLNS, and succeeded to substantially all of the operations of the CLNS Investment Entities, the CLNS Investment Entities have been deemed to be the Company’s predecessor for accounting purposes. Accordingly, the assets and liabilities of the CLNS Investment Entities received by the Company were recorded in the Company’s books at their carryover basis as of the contribution date.

The Combination is accounted for under the acquisition method for business combinations pursuant to Accounting Standards Codification Topic 805, Business Combinations. In the Combination, the Company is considered to be the accounting acquirer and all of its assets and liabilities are reflected at their historical carrying values. The consideration transferred by the Company established a new accounting basis for the assets acquired, liabilities assumed and noncontrolling interests of NorthStar I and NorthStar II, measured at their respective fair values on the closing date of the Combination. Accordingly, the unaudited pro forma condensed combined financial statements include adjustments to record the assets, liabilities and noncontrolling interests of NorthStar I and NorthStar II at their estimated fair values, which are preliminary and subject to revision. To the extent fair value of the consideration exceeds fair value of net assets acquired, any such excess will represent goodwill. Alternatively, if fair value of net assets acquired exceeds fair value of the consideration, the transaction could result in a bargain purchase gain that is recognized immediately in earnings. Adjustments to estimated fair value of identifiable assets and liabilities of NorthStar I and NorthStar II, as well as adjustments to consideration, may change the determination and amount of goodwill and/or bargain purchase gain and may impact depreciation, amortization and accretion based on revised fair value of assets acquired and liabilities assumed. The actual value of the consideration will depend upon the price of the Company’s common stock at the time of closing of the Combination. The final fair value and allocation of consideration will be determined upon completion of the Combination, with the allocation to be finalized as soon as practicable within the measurement period of no later than one year following the closing date of the Combination. The final acquisition accounting may vary significantly from that reflected in the unaudited pro forma condensed combined financial statements.

3. Consideration and Purchase Price Allocation

The Company will acquire all of the common stock of NorthStar I and NorthStar II through the exchange of all such outstanding shares into (x) in the event of a listing (without an initial public offering) of the Class A common stock, shares of Class A common stock, and (y) in the event of an initial public offering of the Company, shares of Class B common stock, in either case based on the pre-determined NorthStar I Exchange Ratio, and NorthStar II Exchange Ratio respectively. As the Combination is a stock-for-stock exchange, fair value of the consideration to be transferred depends upon the fair value of the Class A common stock at the closing date of the Combination.

All outstanding NorthStar I and NorthStar II equity awards will vest in connection with the consummation of the Combination. The vested equity awards will be settled in shares of NorthStar I and NorthStar II common stock, respectively, and converted into (x) in the event of a listing (without an initial public offering) of the Class A common stock, shares of Class A common stock, and (y) in the event of an initial public offering of the Company, shares of Class B common stock , in either case based on the pre-determined NorthStar I Exchange Ratio and NorthStar II Exchange Ratio, respectively. As these equity awards relate to pre-Combination services, these shares are included in the number of outstanding NorthStar I and NorthStar II common stock used to determine consideration.

Colony NorthStar Credit Real Estate, Inc.

Notes to Unaudited Pro Forma Condensed

Combined Financial Statements (Continued)

Consideration and purchase price allocation for the acquisition of NorthStar I and NorthStar II are calculated as follows:

(In thousands, except exchange ratio and price per share)	NorthStar I	NorthStar II	Total
Outstanding shares of common stock at September 30, 2017(i)	119,333	114,943
Exchange ratio	0.3532	0.3511

Shares of common stock to be issued in the mergers(ii)	42,149	40,356	82,505
Price per share of Class A common stock(iii)			$25.00
Fair value of common stock to be issued in the mergers			$2,062,625

(i)	Includes 21,000 and 31,000 shares of common stock of NorthStar I and NorthStar II equity awards, respectively, that vest in connection with the consummation of the Combination.

(ii)	In the event of a listing (without an initial public offering), the common stock to be issued in the mergers will be Class A common stock, and in the event of an initial public offering of the Company, the common stock to be issued in the mergers will be Class B common stock.

(iii)	Represents the estimated listing price per share of Class A common stock at the closing date of the Combination.

(In thousands)	Total
Fair value of net assets acquired(i)	$2,112,325
Adjustments(ii)	(18,108)
Fair value of net assets acquired, adjusted	$2,094,217
Excess (deficit)(iii)	$(31,592)

(i)	Fair value of net assets acquired is calculated as follows:

(In thousands)	NorthStar I	NorthStar II	Total

Fair value of net assets acquired (See Note 4(a)):
Assets acquired	$2,636,580	$1,998,293	$4,634,873
Liabilities assumed	(1,497,993)	(928,711)	(2,426,704)
Noncontrolling interests in investment entities	(84,954)	(10,890)	(95,844)

	$1,053,633	$1,058,692	$2,112,325

(ii)	Represents the CLNS true-up adjustments relating to NorthStar I and NorthStar II measured for the period from July 1, 2017 through September 30, 2017, but excludes the NorthStar special dividend as neither NorthStar I nor NorthStar II generated cash leakage for the period from July 1, 2017 through September 30, 2017, as described in Note 1.

(iii)	Calculated as the difference between fair value of consideration and fair value of net assets acquired, net of true-up adjustments.

The pro forma consideration does not purport to represent the actual value of the consideration, which will be measured on the closing date of the Combination at the then-listing price of the Class A common stock. Additionally, the actual amount of NorthStar special dividend and CLNS true-up adjustments relating to NorthStar I and NorthStar II will not be determinable until the end of the measurement period, which would be the day preceding the closing date of the Combination, as described in Note 1. Therefore, the value of the consideration, and consequently, the resulting deficit or excess, may vary significantly from that estimated in these unaudited pro forma condensed consolidated financial statements. For example, each 10% increase (decrease) in the listing price of the Class A common stock on the closing date of the Combination relative to the estimated listing price of $25.00 per share of Class A common stock assumed in these unaudited pro forma condensed consolidated financial statements would result in an increase (decrease) in the estimated consideration of $206.3 million and a corresponding decrease (increase) in the deficit or result in an excess to the extent that consideration exceeds the adjusted fair value of the aggregate net assets of NorthStar I and NorthStar II.

Colony NorthStar Credit Real Estate, Inc.

Notes to Unaudited Pro Forma Condensed

Combined Financial Statements (Continued)

4. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

Fair Value Adjustments

(a)	Pro forma fair value adjustments are based on estimated fair values and preliminary purchase price allocation of assets acquired, liabilities assumed and noncontrolling interests of NorthStar I and NorthStar II, as follows:

	NorthStar I(i)		NorthStar II		Fair Value Adjustment
(In thousands)	Fair Value(ii)	Historical	Fair Value(ii)	Historical

Assets
Cash and cash equivalents	$181,765	$181,765	$85,724	$85,724	$—
Restricted cash	45,130	45,130	70,763	70,763	—
Loans receivable	1,303,411	1,289,296	863,407	809,409	68,113
Real estate, net	763,210	477,531	515,323	394,174	406,828
Investments in unconsolidated ventures	55,401	55,401	290,891	291,597	(706)
Securities, at fair value	148,158	148,158	95,039	95,039	—
Deferred leasing costs and intangible assets	69,111	38,774	36,761	22,103	44,995
Other assets(iii)	19,603	25,659	16,657	21,769	(11,168)
Due from affiliates	50,791	50,791	23,728	23,728	—

Total assets	$2,636,580	$2,312,505	$1,998,293	$1,814,306	$508,062

Liabilities
Debt, net	$1,405,966	$1,403,758	$845,151	$842,356	$5,003
Accrued and other liabilities(iv)	56,575	56,645	71,932	71,932	(70)
Intangible liabilities	7,420	6,881	2,584	1,344	1,779
Due to affiliates	28,032	28,032	9,044	9,044	—

Total liabilities	1,497,993	1,495,316	928,711	924,676	6,712

Equity
Total owners’/stockholders’ equity	1,053,633	799,879	1,058,692	887,638	424,808
Noncontrolling interests in investment entities	84,954	17,310	10,890	1,992	76,542

Total equity	1,138,587	817,189	1,069,582	889,630	501,350

Total liabilities and equity	$2,636,580	$2,312,505	$1,998,293	$1,814,306	$508,062

(i)	NorthStar I fair value and historical balances are presented net of amounts associated with the NorthStar I Excluded Asset.

(ii)	Pro forma fair values of NorthStar I and NorthStar II were estimated as follows:

•

Real estate and related intangibles—The fair value of real estate and related intangibles (“CRE Properties”) was determined using, in the case of NorthStar I, either a direct capitalization approach or a discounted cash flow (“DCF”) methodology, depending on the asset type, and in the case of NorthStar II, a DCF methodology, which we believe are appropriate for valuing assets similar to the properties owned by NorthStar I and NorthStar II. Direct capitalization rates, discount rates, and terminal capitalization rates were selected by taking into account, among

Colony NorthStar Credit Real Estate, Inc.

Notes to Unaudited Pro Forma Condensed

Combined Financial Statements (Continued)

other factors, prevailing discount and capitalization rates in the commercial property sector, as deemed appropriate for each property. In determining each appraised value, other relevant information was also considered, including trends in capitalization rates, discount rates, interest rates, leasing rates and other economic factors. The weighted average capitalization rate used to determine the value of (x) NorthStar I’s CRE Properties was approximately 6.5%, and (y) NorthStar II’s CRE Properties was approximately 6.6%. The weighted average discount rate used to determine the value of (x) NorthStar I’s CRE Properties was approximately 7.4%, and (y) NorthStar II’s CRE Properties was approximately 7.2%. For investments with similar occupancy, income levels and collateral quality, the discount and capitalization rates used to value NorthStar I’s CRE Properties and NorthStar II’s CRE Properties, as the case may be, are estimated to be generally comparable to those that would be achievable in the current market environment. NorthStar I’s CRE Properties with an aggregate estimated value of $269.1 million were valued using a direct capitalization approach and NorthStar I’s CRE Properties with an aggregate estimated value of $555.8 million were valued using a DCF approach. The fair value of NorthStar I’s and NorthStar II’s CRE Properties is allocated to tangible assets such as land, building, site and tenant improvements and identifiable intangibles, such as above- and below-market leases, leasing commissions, and in-place lease value. The value allocable to the above- or below-market component of an acquired in-place lease is determined based upon the present value (using a discount rate which reflects the risks associated with the acquired leases) of the difference between (i) the contractual amounts to be received pursuant to the lease over its remaining term and (ii) management’s estimate of the amounts that would be received using fair market rates over the remaining term of the lease. Factors considered in determining the value allocable to in-place leases include estimates, during hypothetical lease-up periods, related to space that is actually leased at the time of acquisition. These estimates include (i) lost rent at market rates, (ii) fixed operating costs that will be recovered from tenants and (iii) theoretical leasing commissions required to execute similar leases.

•	Loans receivable—The fair value of loans receivable was determined by comparing the current yield to the estimated yield for newly originated loans with similar credit risk or the market yield at which a third party might expect to purchase such investment or based on DCF projections of principal and interest expected to be collected, which include consideration of borrower or sponsor credit, as well as operating results of the underlying collateral. It was determined that the current yields for NorthStar I’s and NorthStar II’s loans receivable approximated current market yields, and therefore fair value for the loans receivable was deemed to equal each loan’s outstanding principal amount, plus the undiscounted value of any contractual exit fees associated with the loan. The weighted average current yield for (x) NorthStar I’s loans receivable was approximately 7.5%, and (y) NorthStar II’s loans receivable was approximately 7.5%, excluding mortgage loans held in securitization trusts.

In addition, for certain loans receivable, NorthStar I or NorthStar II, as applicable, has a contractual right to equity-like participations or other ownership interests in the underlying collateral and, as appropriate, these equity-like interests were considered in calculating the aggregate value of NorthStar I’s and NorthStar II’s loans receivable. To value these interests, the value of the underlying collateral was estimated using, in the case of NorthStar I, a DCF approach, and in the case of NorthStar II, a direct capitalization approach. These valuation estimates were then applied through the associated waterfall structure of the investment, resulting in NorthStar I’s and NorthStar II’s, as applicable, estimated contractual share of the residual equity value in the property. The weighted average capitalization rate used to determine the value of (x) NorthStar I’s equity-like interests was approximately 5.8%, and (y) NorthStar II’s equity-like interests was approximately 6.8%. The discount rate used to determine the value of NorthStar I’s equity-like interests was 7.5%.

For investments with similar credit characteristics and collateral quality, these rates are estimated to be generally comparable to those that would be achievable in today’s market environment.

•	Investments in unconsolidated ventures—Investments in unconsolidated ventures consists of limited partnership interests in private equity funds for which the fair value option was elected; and fair value was determined based on the timing and amount of expected future cash flows for income and realization events of the underlying assets of the funds. The assumptions regarding the amount and timing of future distributions from the underlying funds are developed by management based on its analysis of each fund’s portfolio and past performance, including management’s discussions with the fund general partners, as well as overall commercial real estate market analyses relevant to each fund’s portfolio. Based on the estimated fair value of the private equity real estate funds, the weighted average effective yield for the future cash flows (x) with respect to NorthStar I, is approximately 9.6%, and (y) with respect to NorthStar II, is approximately 9.0%. For investments with similar credit characteristics, remaining life, fund sponsorship, investment structure and portfolio quality, these rates are estimated to be generally comparable to those that would be achievable in today’s market environment. Additionally, investments in unconsolidated ventures include NorthStar II’s investment in a joint venture which holds a mezzanine loan. The fair value for the investment in the joint venture was determined based on the outstanding principal amount of the mezzanine loan plus the undiscounted value of the contractual exit fee associated with the investment.

•	Securities—CRE securities are generally valued using a third-party pricing service or broker quotations. These quotations are not adjusted and are based on observable inputs that can be validated, and as such, are classified as Level 2 of the fair value hierarchy. Certain CRE securities may be valued based on a single broker quote or an internal price which may have less observable pricing, and as such, would be classified as Level 3 of the fair value hierarchy. Management determines the prices are representative of fair value through a review of available data, including observable inputs, recent transactions as well as its knowledge of and experience in the market. For the purpose of the Pro Forma Condensed Combined Balance Sheet, (x) the fair value of NorthStar I’s commercial real estate securities is $148.2 million, and of this amount, $94.5 million was valued using a third-party valuation service, $44.4 million was valued using broker quotations and $9.3 million was internally valued by comparing the current yield on the security to the estimated yield for similar securities that a market participant would require in the current market environment (and the implied weighted average yield for securities valued internally on this basis was 21.4%), and (y) the fair value of NorthStar II’s commercial real estate securities is $95.0 million, and of this amount, $63.6 million was valued using a third-party valuation service and $31.4 million was valued using broker quotations.

Colony NorthStar Credit Real Estate, Inc.

Notes to Unaudited Pro Forma Condensed

Combined Financial Statements (Continued)

•	Secured debt—The fair value of secured debt was determined by either comparing the contractual interest rate to the interest rate for newly originated debt with similar credit risk or the market rate at which a third party might expect to assume such debt or based on DCF projections of principal and interest expected to be collected, which include consideration of borrower or sponsor credit, as well as operating results of the underlying collateral. All of the secured debt was priced consistent with current interest rates attainable for similarly situated investments, and therefore was attributed a value equal to each debt’s outstanding principal amount. As the principal amount of the debt equates to fair value, there is no amortization of premium or discount related to the secured debt.

•	Securitization bonds payable—The fair value of securitization bonds payable is based on quotations from brokers or financial institutions that act as underwriters of the securitized bonds.

•	Noncontrolling interests in investment entities—NorthStar I’s noncontrolling interests are attributable to the minority ownership interests of its operating partners in its CRE Properties and one minority interest in a loan receivable. The estimated value of NorthStar I’s noncontrolling interests represents the minority owner’s pro rata share of the estimated net book value of the CRE Properties and loan receivable, as the case may be, as determined in accordance with the above description of the valuation process for real estate and related intangibles and loans receivable. NorthStar II’s noncontrolling interest is attributable to the minority ownership interest of its operating partner in its Bothell, Washington office portfolio. The estimated value of NorthStar II’s noncontrolling interest represents the operating partner’s pro rata share of the estimated net book value of the portfolio, as determined in accordance with the above description of the valuation process for real estate and related intangibles. The major classes of intangible assets and liabilities include leasing commissions, above- and below-market lease values and in-place lease values.

(iii)	Adjustment to other assets reflects elimination of historical deferred financing costs on credit facilities and historical straight-line rent balances.

(iv)	Adjustment to accrued and other liabilities reflects unearned income on real estate and deferred financing costs related to amount due to affiliate.

Consolidation Adjustments

(b)	The contribution of the CLNS Investment Entities to the Company and the subsequent mergers of each of NorthStar I and NorthStar II into the Company will trigger consolidation reassessments, as described below:

Deconsolidation of the CLNS Investment Entities—Certain CLNS Investment Entities are joint ventures between CLNS and private funds or other investment vehicles managed by CLNS (the “Co-Investment Funds”). CLNS consolidates such CLNS Investment Entities as it is deemed to have a controlling financial interest in these CLNS Investment Entities, considering the following factors: (i) CLNS’s equity interests in these entities; (ii) CLNS’s role as investment manager of the Co-Investment Funds; and (iii) CLNS senior executives and employees acting as directors and officers of these entities. As a result, it is determined that (i) for such CLNS Investment Entities that are voting interest entities, CLNS has the ability to direct the significant financial and operating decisions made by directors of these entities and carried out by the appointed officers of these entities, and (ii) for such CLNS Investment Entities that are variable interest entities, CLNS is the primary beneficiary as it is the related party that is more closely associated with these entities. The Company, after assuming CLNS’s ownership interests in these CLNS Investment Entities, will not have a controlling financial interest in these CLNS Investment Entities. The Company will not have the ability to direct key decisions made by the directors of these entities nor will it be the primary beneficiary of these entities as CLNS continues to be the investment manager of the Co-Investment Funds and the directors and officers of these entities continue to be employees of CLNS. The Company itself will be managed by CLNS and will not have any employees of its own. Therefore, upon contribution by CLNS, the Company will deconsolidate the CLNS Investment Entities that are joint ventures with Co-Investment Funds.

Consolidation of NorthStar Securitization Trusts—Through the Combination, the Company will acquire from NorthStar I and NorthStar II, respectively, the subordinate securities in two securitization trusts. The two securitization trusts are structured as pass through entities that receive principal and interest payments from the underlying debt collateral assets and distribute those payments to the certificate holders of the

Colony NorthStar Credit Real Estate, Inc.

Notes to Unaudited Pro Forma Condensed

Combined Financial Statements (Continued)

securitization trusts. The assets held by the two securitization trusts are restricted and can only be used to fulfill their own obligations.

The Combination triggered a consolidation reassessment, in which it was determined that the Company will be the primary beneficiary of the two securitization trusts. The subordinate securities represent the first loss tranche in each trust, and act as the controlling class, which will provide the Company, as holder of the securities, the right, under certain circumstances, to unilaterally remove the special servicer of the trusts. As a result, the Company is deemed to be the primary beneficiary of the two securitization trusts as (i) it will have the ability, as the controlling class, to direct the activities that most significantly impact the economic performance of the trusts, and (ii) its interest will absorb the first loss in each trust, which will represent more than an insignificant amount of the expected losses of the trusts. Therefore, the Company will consolidate the two securitization trusts.

The Company will elect the fair value option for the initial recognition of the assets and liabilities of the two securitization trusts. Additionally, the Company will adopt the guidance issued by the FASB, allowing the Company to measure both the financial assets and liabilities of a qualifying collateralized financing entity (“CFE”), such as these securitization trusts, using the fair value of either the CFE’s financial assets or financial liabilities, whichever is more observable. As the liabilities of the two securitization trusts are marketable securities with observable trade data, their fair value is more observable and will be referenced to determine the fair value of the assets.

Pro forma adjustments are made to reflect the following:

•	deconsolidation of the assets and liabilities of certain of the CLNS Investment Entities, and accounting for the Company’s interests in these CLNS Investment Entities as equity method investments; and

•	consolidation of the assets and liabilities of the two securitization trusts, and elimination of the securities held by the Company in these trusts.

Colony NorthStar Credit Real Estate, Inc.

Notes to Unaudited Pro Forma Condensed

Combined Financial Statements (Continued)

(In thousands)	Deconsolidation of CLNS Investment Entities		Consolidation of NorthStar Securitization Trusts	Consolidation Adjustments, Net

Assets
Cash and cash equivalents	$(3,320)		$—	$(3,320)
Restricted cash	(16,463)		—	(16,463)
Loans receivable, net	(590,511)		2,343,707	1,753,196
Investments in unconsolidated ventures	150,748		—	150,748
Securities, at fair value	—		(88,943)	(88,943)
Other assets	(5,627)		9,229	3,602

Total assets	$(465,173)		$2,263,993	$1,798,820

Liabilities
Debt, net	$(111,063)		$2,254,764	$2,143,701
Accrued and other liabilities	(16,970)		9,229	(7,741)

Total liabilities	(128,033)		2,263,993	2,135,960

Equity
Total owners’/stockholders’ equity	(344,526)		—	(344,526)
Noncontrolling interests in investment entities	7,386	(i)	—	7,386

Total equity	(337,140	)(ii)	—	(337,140)

Total liabilities and equity	$(465,173)		$2,263,993	$1,798,820

(i)	Represents presentation of interests not held by CLNS in remaining consolidated CLNS Investment Entities as noncontrolling interests in investment entities.

(ii)	The adjustments result in an overall decrease in net assets to reflect only CLNS’s interests in the deconsolidated CLNS Investment Entities that are being contributed to the Company. The decrease represents interests in the deconsolidated CLNS Investment Entities held by Co-Investment Funds that will not be contributed to the Company.

Other Pro Forma Adjustments

(c)	Adjustments to cash and cash equivalents are as follows:

CLNS true-up adjustment—As described in Note 1, the CLNS true-up adjustment represents the settlement of $62.7 million by the Company with CLNS calculated as follows:

The sum of:

•	FFO of the Contributed Entities of $27.6 million for the period from July 1, 2017 to September 30, 2017;

•	Cash contributions by CLNS to the CLNS Investment Entities totaling $15.8 million for the period from July 1, 2017 to September 30, 2017;

•	Contribution by Colony Capital Operating Company, LLC of intercompany notes and distribution payable by the CLNS Investment Entities to CLNS of $38.6 million as of September 30, 2017; and

Colony NorthStar Credit Real Estate, Inc.

Notes to Unaudited Pro Forma Condensed

Combined Financial Statements (Continued)

•	The expected present value of certain unreimbursed operating expenses of NorthStar I and NorthStar II paid on each company’s behalf by subsidiaries of CLNS, as their respective advisors, totaling $18.1 million as of September 30, 2017;

Less:

•	Distributions of FFO made by the Contributed Entities to CLNS of $7.5 million for the period from July 1, 2017 to September 30, 2017; and

•	Distributions of capital made by the Contributed Entities to CLNS of $30.0 million for the period from July 1, 2017 to September 30, 2017.

The CLNS true-up adjustment will be effected through a reduction in cash contributed by the CLNS Investment Entities and/or a special distribution by the Company to CLNS.

No adjustment has been provided for the NorthStar special dividend and the CLNS true-up adjustment in connection with cash leakage generated by NorthStar I and NorthStar II described in Note 1, as cash distributions (excluding distributions in shares) made by NorthStar I and NorthStar II did not exceed their respective FFO generated for the period from July 1, 2017 through September 30, 2017. Adjustments for the NorthStar special dividend and the anticipated cash leakage for the period from October 1, 2017 through the day immediately preceding the closing date of the Combination are not currently determinable.

NorthStar I Excluded Asset—net cash inflow of $18.7 million resulting from: (i) the assumed sale of a senior interest in the NorthStar I Excluded Asset to CLNS for $65.0 million and related interest receivable of $0.7 million; and (ii) repayment of outstanding principal on corresponding third party debt financing the NorthStar I Excluded Asset of $46.9 million and outstanding interest of $0.1 million (see Notes (d) and (f)).

(d)	Adjustments are related to the NorthStar I Excluded Asset, as follows:

Loan receivable—the assumed sale of a senior interest in the NorthStar I Excluded Asset to CLNS for $65.0 million and transfer of the NorthStar I Retained Asset (consisting of the remaining junior interest in the NorthStar I Excluded Asset of $85.2 million) into a liquidating trust prior to closing of the Combination;

Other assets—elimination of interest receivable of $0.7 million on the NorthStar I Excluded Asset; and

Debt—repayment of $46.9 million of debt financing on the NorthStar I Excluded Asset.

Colony NorthStar Credit Real Estate, Inc.

Notes to Unaudited Pro Forma Condensed

Combined Financial Statements (Continued)

(e)	Adjustments to due from and due to affiliates are as follows:

Secured financing transaction by the CLNS Investment Entities—elimination of due to affiliates in CLNS Investment Entities and corresponding due from affiliates in NorthStar I of $50.8 million, which resulted from a previous sale of a loan receivable by the CLNS Investment Entities to NorthStar I that was treated as a secured financing by the CLNS Investment Entities;

Secured financing transaction by NorthStar I—elimination of due to affiliates in NorthStar I and corresponding due from affiliates in NorthStar II of $23.7 million, which resulted from a previous sale of a loan receivable by NorthStar I to NorthStar II that was treated as a secured financing by NorthStar I; and

Other—elimination of (i) NorthStar I’s $4.3 million asset management and general and administrative expenses payable to CLNS; (ii) NorthStar II’s $4.9 million asset management and general and administrative expenses payable to CLNS; and (iii) $4.1 million of distribution fees payable to CLNS related to the offering of NorthStar II’s shares of class T common stock, which would no longer be payable upon consummation of the Combination.

(In thousands)	CLNS Investment Entities	NorthStar I	NorthStar II	Total
Due from affiliates	$—	$(50,791)	$(23,728)	$(74,519)
Due to affiliates	(50,791)	(28,032)	(9,044)	(87,867)

(f)	Adjustments to accrued and other liabilities are as follows:

•	repayment of $0.1 million outstanding interest on the debt financing the NorthStar I Excluded Asset; and

•	elimination of non-recurring transaction costs accrued by NorthStar I and NorthStar II as of September 30, 2017 of approximately $8.2 million in connection with the Combination.

(g)	Adjustments to stockholders’ equity are as follows:

(In thousands)	CLNS Investment Entities	NorthStar I	NorthStar II	Total
Elimination of amounts due from and due to affiliates	$—	$4,304	$9,044	$13,348
NorthStar I Retained Asset to be transferred to liquidating trust	—	(85,150)	—	(85,150)
Transaction costs accrued in connection with the Combination	—	4,018	4,223	8,241
CLNS true-up adjustment	(44,553)	(7,174)	(10,934)	(62,661)
Adjustment for noncontrolling interests in the Company OP				(79,026)

				(205,248)

Colony NorthStar Credit Real Estate, Inc.

Notes to Unaudited Pro Forma Condensed

Combined Financial Statements (Continued)

(h)	Adjustment reflects an allocation of pro forma equity to noncontrolling interests in the Company OP based on pro forma noncontrolling ownership of 2.4%, determined as follows:

(In thousands, except percentage)	CLNS Contributed Portfolio	NorthStar I	NorthStar II	Pro Forma Colony NorthStar Credit Real Estate, Inc.
Class A common stock	44,399	—	—	44,399
Class B common stock (Note 3)	—	42,149	40,356	82,505

Total common stock outstanding				126,904
OP Units	3,076	—	—	3,076

Total common stock and OP Units outstanding				129,980

Noncontrolling interest in the Company OP				2.4%

5. Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

Fair Value Adjustments

(aa)	The following table presents adjustments to reflect:

•	elimination of historical amortization of loan origination costs and fees;

•	revised amortization of above- and below-market leases based on fair value of real estate related intangibles as a (decrease) increase to property operating income based on remaining lease terms of 1 to 10 years (refer to the description of how pro forma fair values of NorthStar I and NorthStar II were estimated with respect to real estate and related intangibles in Note 4(a) above);

•	elimination of historical amortization of deferred financing costs;

•	revised depreciation based on fair value of real estate with useful lives of 30 to 40 years (refer to the description of how pro forma fair values of NorthStar I and NorthStar II were estimated with respect to real estate and related intangibles in Note 4(a) above);

•	revised amortization of in place leases and deferred leasing costs based on fair value of real estate related intangibles with remaining lease terms of 1 to 10 years (refer to the description of how pro forma fair values of NorthStar I and NorthStar II were estimated with respect to real estate and related intangibles in Note 4(a) above); and

Colony NorthStar Credit Real Estate, Inc.

Notes to Unaudited Pro Forma Condensed

Combined Financial Statements (Continued)

•	fair value adjustments to net income that are attributable to noncontrolling interests in investment entities (refer to the description of how pro forma fair values of NorthStar I and NorthStar II were estimated with respect to noncontrolling interests in investment entities in Note 4(a) above).

	Nine Months Ended September 30, 2017			Year Ended December 31, 2016
(In thousands)	NorthStar I	NorthStar II	Total	NorthStar I	NorthStar II	Total

Revenues
Interest income	$598	$422	$1,020	$1,597	$1,071	$2,668
Property operating income	(593)	(287)	(880)	(1,013)	(253)	(1,266)

Total revenues	5	135	140	584	818	1,402

Expenses
Interest expense—loans receivable	(1,976)	(2,640)	(4,616)	(2,009)	(2,038)	(4,047)
Interest expense—real estate	(994)	(422)	(1,416)	(826)	(563)	(1,389)
Depreciation and amortization	740	5,885	6,625	18,700	7,108	25,808

Total expenses	(2,230)	2,823	593	15,865	4,507	20,372

Net income (loss)	2,235	(2,688)	(453)	(15,281)	(3,689)	(18,970)
Net loss attributable to noncontrolling interests in investment entities	(199)	(232)	(431)	(2,038)	(306)	(2,344)

Net income (loss) attributable to Colony NorthStar Credit Real Estate, Inc.	$2,434	$(2,456)	$(22)	$(13,243)	$(3,383)	$(16,626)

Consolidation Adjustments

(ab)	The contribution of the CLNS Investment Entities to the Company and the subsequent mergers of NorthStar I and NorthStar II into the Company will trigger consolidation reassessments, which are expected to result in the deconsolidation of certain CLNS Investment Entities and the consolidation of two NorthStar securitization trusts, as described in Note 4(b).

Accordingly, pro forma adjustments are made to reflect the following:

•	deconsolidation of the revenues and expenses of certain of the CLNS Investment Entities, and accounting for the Company’s share of net income from these CLNS Investment Entities as earnings from investments in unconsolidated ventures; and

Colony NorthStar Credit Real Estate, Inc.

Notes to Unaudited Pro Forma Condensed

Combined Financial Statements (Continued)

•	consolidation of the revenues and expenses of the two securitization trusts, and elimination of interest income from the securities held by the Company in these trusts.

	Nine Months Ended September 30, 2017					Year Ended December 31, 2016
(In thousands)	Deconsolidation of CLNS Investment Entities			Consolidation of NorthStar Securitization Trusts	Consolidation Adjustments, Net	Deconsolidation of CLNS Investment Entities			Consolidation of NorthStar Securitization Trusts	Consolidation Adjustments, Net

Revenues
Interest income	$(46,520)			$81,502	$34,982	$(50,784)			$120,325	$69,541
Other income	(292)			—	(292)	(420)			—	(420)

Total revenues	(46,812)			81,502	34,690	(51,204)			120,325	69,121

Expenses
Interest expense—loans receivable	(3,328)			82,133	78,805	(121)			119,754	119,633
Transaction, investment and servicing expense	(152)			2,957	2,805	(326)			4,554	4,228
Administrative expense	(253)			—	(253)	(127)			—	(127)

Total expenses	(3,733)			85,090	81,357	(574)			124,308	123,734

Other income
Other gain, net	(360)			3,588	3,228	—			3,983	3,983
Earnings from investments in unconsolidated ventures	15,741			—	15,741	19,059			—	19,059

Net income (loss)	$(27,698)	(i	)	$—	$(27,698)	$(31,571)	(i	)	$—	$(31,571)
Net income attributable to noncontrolling interests in investment entities	528	(ii	)	—	528	663	(ii	)	—	663

Net income (loss) attributable to Colony NorthStar Credit Real Estate, Inc.	$(28,226)			$—	$(28,226)	$(32,234)			$—	$(32,234)

(i)	The adjustments result in an overall decrease in net income to reflect only CLNS’s share of net income of the deconsolidated CLNS Investment Entities. The decrease represents the remaining share of net income in the deconsolidated CLNS Investment Entities attributable to the Co-Investment Funds.

(ii)	Net income in remaining consolidated CLNS Investment Entities that is allocated to third party owners is presented as net income attributable to noncontrolling interests in investment entities.

Other Pro Forma Adjustments

(ac)	Adjustments to interest income and interest expense—loans receivable are as follows:

NorthStar I Excluded Asset—removal of (i) interest income on the NorthStar I Excluded Asset; and (ii) interest expense on the debt financing of the NorthStar I Excluded Asset, for all periods presented; and

Secured financing transactions—elimination of interest income and interest expense related to (i) a loan receivable previously acquired by NorthStar I from the CLNS Investment Entities that was treated as a secured financing by the CLNS Investment Entities for the nine months ended September 30, 2017; and

Colony NorthStar Credit Real Estate, Inc.

Notes to Unaudited Pro Forma Condensed

Combined Financial Statements (Continued)

(ii) a loan receivable previously acquired by NorthStar II from NorthStar I that was treated as a secured financing by NorthStar I for the nine months ended September 30, 2017 and year ended December 31, 2016.

	Nine Months Ended September 30, 2017				Year Ended December 31, 2016
(In thousands)	CLNS Investment Entities	NorthStar I	NorthStar II	Total	NorthStar I	NorthStar II	Total

Interest income:
NorthStar I Excluded Asset	$—	$(8,206)	$—	$(8,206)	$(10,201)	$—	$(10,201)
Secured financing transactions	—	(1,017)	(715)	(1,732)	—	(133)	(133)

				$(9,938)			$(10,334)

Interest expense—loans receivable:
NorthStar I Excluded Asset	$—	$(1,934)	$—	$(1,934)	$(2,822)	$—	$(2,822)
Secured financing transactions	(1,017)	(715)	—	(1,732)	(133)	—	(133)

				$(3,666)			$(2,955)

(ad)	Reflects (i) removal of historical management fee expense of NorthStar I and NorthStar II relating to their existing ongoing advisory agreements; and (ii) recognition of management fee expense for the Company of $37.0 million and $49.4 million for the nine months ended September 30, 2017 and year ended December 31, 2016, respectively, based on 1.5% per annum of pro forma stockholders’ equity, as defined in the new management agreement between the Company and CLNC Manager, LLC, a wholly owned subsidiary of CLNS OP (the “Manager”). No incentive fee was deemed earned based on pro forma results for the nine months ended September 30, 2017 and year ended December 31, 2016.

(ae)	Reflects the elimination of (i) non-recurring transaction costs incurred in the nine months ended September 30, 2017 by NorthStar I and NorthStar II in connection with the Combination of approximately $9.7 million; and (ii) servicing fee expense for the nine months ended September 30, 2017 and year ended December 31, 2016 related to the NorthStar I Excluded Asset.

(af)	Adjustment reflects a decrease in allocated administrative expenses under the terms of the new management agreement between the Company and the Manager, which allows for a time-based allocation of certain of the Manager’s compensation and overhead costs, excluding primarily executive management and investment personnel costs (other than the Company’s chief financial officer). The historical financial statements of the CLNS Investment Entities reflect an allocation of all compensation and overhead costs based upon a relative assets under management calculation.

(ag)	Adjustment reflects the attribution of net income to noncontrolling interests in the Company OP based on its pro forma ownership of 2.4% (see Note 4(h)).

Colony NorthStar Credit Real Estate, Inc.

Notes to Unaudited Pro Forma Condensed

Combined Financial Statements (Continued)

6. Pro Forma Earnings Per Share

Pro forma basic and diluted weighted average shares outstanding are calculated as follows:

(In thousands except exchange ratio)	CLNS Contributed Portfolio	NorthStar I	NorthStar II	Pro Forma Colony NorthStar Credit Real Estate Inc.

Nine Months Ended September 30, 2017
Historical weighted average common shares—basic and diluted	NA	119,901	114,526
Exchange ratio	NA	0.3532	0.3511

Average outstanding shares of common stock to be issued in the mergers	NA	42,349	40,210	82,559
Average outstanding shares of common stock to be issued in consideration for the CLNS Contributed Portfolio	44,399	—	—	44,399

Pro forma weighted average shares of Class A and Class B common stock—basic and diluted(i)				126,958

Year Ended December 31, 2016
Historical weighted average shares—basic and diluted	NA	120,946	102,712
Exchange ratio	NA	0.3532	0.3511

Average outstanding shares of common stock to be issued in the mergers	NA	42,718	36,062	78,780
Average outstanding shares of common stock to be issued in consideration for the CLNS Contributed Portfolio	44,399	—	—	44,399

Pro forma weighted average shares of Class A and Class B common stock—basic and diluted(i)				123,179

(i)	Excludes 3,075,623 OP Units, which are redeemable for cash, or at the Company’s option, shares of Class A common stock on a one-for-one basis, and therefore would not be dilutive.

Annex A

AMENDED AND RESTATED MASTER COMBINATION AGREEMENT

dated as of November 20, 2017

among

COLONY CAPITAL OPERATING COMPANY, LLC,

NRF RED REIT CORP.,

NORTHSTAR REAL ESTATE INCOME TRUST, INC.,

NORTHSTAR REAL ESTATE INCOME TRUST OPERATING PARTNERSHIP, LP,

NORTHSTAR REAL ESTATE INCOME II, INC.,

NORTHSTAR REAL ESTATE INCOME OPERATING PARTNERSHIP II, LP,

COLONY NORTHSTAR CREDIT REAL ESTATE, INC.

and

CREDIT RE OPERATING COMPANY, LLC

Article I Definitions; Interpretation		A-3
1.01	Definitions	A-3
1.02	Interpretation	A-18

Article II Constellation OP Contribution, RED REIT Contribution, Mergers and Other Transactions		A-19
2.01	The Constellation OP Contribution and the RED REIT Contribution	A-19
2.02	The REIT Mergers	A-20
2.03	The Newco Contribution	A-20
2.04	Management Agreement	A-20
2.05	Closing	A-20
2.06	Effective Time	A-21
2.07	Effects of the REIT Mergers	A-21
2.08	Conversion of Nova I Common Stock	A-21
2.09	Conversion of Nova II Common Stock	A-22
2.10	Cancellation and Redemption of Certain Nova I OP Units and Nova II OP Units	A-23
2.11	No Fractional Shares	A-23
2.12	Dissenters’ Rights	A-23
2.13	Treatment of Nova I Restricted Common Stock	A-23
2.14	Treatment of Nova II Restricted Common Stock	A-24
2.15	Organizational Documents	A-24
2.16	Board of Directors	A-24

Article III Exchange of Shares		A-24
3.01	Newco to Make Merger Consideration Available	A-24
3.02	Payment of Dividends	A-25
3.03	Exchange of Shares	A-25

Article IV Representations and Warranties		A-27
4.01	Representations and Warranties of the Nova I Parties	A-27
4.02	Representations and Warranties of the Nova II Parties	A-39
4.03	Representations and Warranties of the Constellation Parties	A-51
4.04	Representations and Warranties of the Constellation Parties and the Newco Parties	A-62
4.05	Access to Information; Disclaimer	A-64
4.06	No Other Representations or Warranties	A-64

Article V Conduct of Business Pending the Closing		A-65
5.01	Conduct of Business by the Nova I Parties and the Nova II Parties	A-65
5.02	Conduct of Business by the Contributed Entities	A-68
5.03	Conduct of Business by the Constellation Parties	A-70
5.04	Conduct of Business by the Newco Parties	A-71
5.05	Quarterly Reports	A-71
5.06	No Control of Other Party’s Business	A-71

Article VI Covenants		A-72
6.01	Nova I Acquisition Proposals	A-72
6.02	Nova II Acquisition Proposals	A-76
6.03	Preparation of the Form S-4 and the Proxy Statement	A-80
6.04	Stockholders Meetings	A-81
6.05	Preparation of the Form S-11; Listing Process	A-82
6.06	Actions	A-83
6.07	Press Releases	A-84
6.08	Access; Information	A-85

- i -

6.09	Takeover Laws and Provisions	A-85
6.10	Indemnification	A-85
6.11	Notification of Certain Matters	A-87
6.12	Rule 16b-3	A-87
6.13	Certain Tax Matters	A-87
6.14	Stock Exchange Listing	A-88
6.15	Dividends	A-88
6.16	Nova I and Nova II Distribution Reinvestment Plans and Share Repurchase Programs	A-88
6.17	Nova I Asset Disposition	A-88
6.18	Pre-Closing Adjustment	A-89

Article VII Conditions to The Transactions		A-91
7.01	Conditions to Each Party’s Obligation to Effect the Transactions	A-91
7.02	Conditions to Nova I’s Obligation	A-91
7.03	Conditions to Nova II’s Obligation	A-93
7.04	Conditions to Constellation OP’s, Newco’s and RED REIT’s Obligations	A-95
7.05	Frustration of Closing Conditions	A-98

Article VIII Termination		A-98
8.01	Termination by Mutual Agreement	A-98
8.02	Termination by Any of the Parties	A-98
8.03	Termination by Nova I	A-99
8.04	Termination by Nova II	A-99
8.05	Termination by Constellation	A-100
8.06	Effect of Termination and Abandonment	A-100
8.07	Special Committee; Termination Right	A-108

Article IX Miscellaneous		A-108
9.01	Survival	A-108
9.02	Waiver; Amendment	A-108
9.03	Governing Law	A-109
9.04	Waiver of Jury Trial	A-109
9.05	Specific Performance	A-109
9.06	Expenses	A-110
9.07	Notices	A-110
9.08	Entire Understanding; No Third Party Beneficiaries	A-111
9.09	Assignment	A-111
9.10	Counterparts	A-111
9.11	Severability	A-112

Exhibits

Exhibit A – Form of Management Agreement

Exhibit B – Form of Newco Charter

Exhibit C – Form of Newco Bylaws

Exhibit D – Form of Newco OP Operating Agreement

Exhibit E(1) – Form of First Nova I Charter Amendment

Exhibit E(2) – Form of Second Nova I Charter Amendment

Exhibit F – Form of Nova II Charter Amendment

Exhibit G – Requisite Regulatory Approvals

- ii -

Exhibit H – Form of Stockholders Agreement

Exhibit I – Form of Nova I Liquidating Trust Agreement

Schedules

Schedule A – Constellation OP Contributed Entities

Schedule B – RED REIT Contributed Entities

- iii -

This AMENDED AND RESTATED MASTER COMBINATION AGREEMENT, dated as of November 20, 2017 (this “Agreement”), is made by and among (i) Colony Capital Operating Company, LLC, a Delaware limited liability company (“Constellation OP”) and the operating company of Colony NorthStar, Inc., a Maryland corporation (“Constellation”), (ii) NRF RED REIT Corp., a Maryland corporation and an indirect subsidiary of Constellation OP (“RED REIT” and together with Constellation OP, the “Constellation Parties”), (iii) NorthStar Real Estate Income Trust, Inc., a Maryland corporation (“Nova I”), (iv) NorthStar Real Estate Income Trust Operating Partnership, LP, a Delaware limited partnership and the operating partnership of Nova I (“Nova I OP” and together with Nova I, the “Nova I Parties”), (v) NorthStar Real Estate Income II, Inc., a Maryland corporation (“Nova II”), (vi) NorthStar Real Estate Income Operating Partnership II, LP, a Delaware limited partnership and the operating partnership of Nova II (“Nova II OP” and together with Nova II, the “Nova II Parties”), (vii) Colony NorthStar Credit Real Estate, Inc., a Maryland corporation and wholly owned subsidiary of Constellation (“Newco”), and (viii) Credit RE Operating Company, LLC, a Delaware limited liability company and wholly owned subsidiary of Newco (“Newco OP” and together with Newco, the “Newco Parties”).

RECITALS

A. The parties hereto entered into that certain Master Combination Agreement dated as of August 25, 2017 (the “Original Combination Agreement”) and, pursuant to Section 9.02(b) of the Original Combination Agreement, hereby amend and restate the Original Combination Agreement in its entirety as set forth herein.

B. The Nova I Board has established a special committee consisting solely of independent directors who are disinterested from the Constellation Parties and the Nova II Parties (the “Nova I Board Special Committee”) to, among other things, review, evaluate and, if desirable, pursue a potential business combination transaction with the Constellation Parties and the Nova II Parties.

C. The Nova II Board has established a special committee consisting solely of independent directors who are disinterested from the Constellation Parties and the Nova I Parties (the “Nova II Board Special Committee”) to, among other things, review, evaluate and, if desirable, pursue a potential business combination transaction with the Constellation Parties and the Nova I Parties.

D. Constellation OP directly or indirectly owns all of the Equity Interests of the entities set forth on Schedule A hereto (the “Constellation OP Contributed Entities”).

E. RED REIT directly or indirectly owns all of the Equity Interests of the entities set forth on Schedule B hereto (the “RED REIT Contributed Entities”).

F. The Pre-Signing Constellation Internal Transfers have been made.

G. The parties intend to effect a strategic business combination through (i) the contribution and conveyance by Constellation OP to Newco, and the acceptance by Newco, of the Constellation OP Contributed Entities (the “Constellation OP Contribution”), (ii) immediately following the Constellation OP Contribution, the contribution and conveyance by RED REIT to Newco OP, and the acceptance by Newco OP, of the RED REIT Contributed Entities (the “RED REIT Contribution”), (iii) immediately following the RED REIT Contribution (a) the merger of Nova I with and into Newco (the “Nova I Merger”), with Newco as the surviving entity (the “Nova I Merger Surviving Entity”) and this Agreement, as it relates to Nova I, being treated as a plan of liquidation for state law purposes, and (b) the merger of Nova II with and into Newco (the “Nova II Merger” and together with the Nova I Merger, the “REIT Mergers”), with Newco as the surviving entity (the “Nova II Merger Surviving Entity”), and (iv) immediately following the REIT Mergers, the contribution and conveyance by Newco to Newco OP, and the acceptance by Newco OP, of (a) the Constellation OP Contributed Entities, (b) Nova I OP and (c) Nova II OP (collectively, the “Newco Contribution”), in each case on the terms and subject to the conditions set forth in this Agreement and in accordance with the MGCL. The Constellation OP Contribution, the RED REIT Contribution, the REIT Mergers, the Newco Contribution and the other transactions contemplated hereby are collectively referred to as the “Transactions”.

H. The Nova I Board, upon the unanimous recommendation of the Nova I Board Special Committee, at a duly called and held meeting has unanimously (i) duly and validly authorized Nova I, in its own capacity and in its capacity as the sole general partner of Nova I OP, and Nova I OP, to execute, deliver and perform this Agreement and declared advisable this Agreement and, on the terms and subject to the conditions set forth in this Agreement, the Nova I Merger, the Nova I Charter Amendments and the other Transactions, to the extent such other Transactions are applicable to the Nova I Parties, (ii) directed that the Nova I Merger, the Nova I Charter Amendments and the other Transactions, to the extent such other Transactions are applicable to the Nova I Parties and required under the MGCL to be voted on by the stockholders of Nova I, be submitted (as they may be combined or separately required to be proposed or presented) for consideration and approval at the Nova I Stockholders Meeting and (iii) subject to Section 6.01, resolved to recommend that the stockholders of Nova I vote in favor of the approval of the Nova I Merger, the Nova I Charter Amendments and the other Transactions, to the extent such other Transactions are applicable to the Nova I Parties and required under the MGCL to be voted on by the stockholders of Nova I (as they may be combined or separately required to be proposed or presented) (the “Nova I Board Recommendation”), and to include such recommendation in the Proxy Statement.

I. The Nova II Board, upon the unanimous recommendation of the Nova II Board Special Committee, at a duly called and held meeting has unanimously (i) duly and validly authorized Nova II, in its own capacity and in its capacity as the sole general partner of Nova II OP, and Nova II OP, to execute, deliver and perform this Agreement and declared advisable this Agreement and, on the terms and subject to the conditions set forth in this Agreement, the Nova II Merger, the Nova II Charter Amendment and the other Transactions, to the extent such other Transactions are applicable to the Nova II Parties, (ii) directed that the Nova II Merger, the Nova II Charter Amendment and the other Transactions, to the extent such other Transactions are applicable to the Nova II Parties and required under the MGCL to be voted on by the stockholders of Nova II, be submitted (as they may be combined or separately required to be proposed or presented) for consideration and approval at the Nova II Stockholders Meeting and (iii) subject to Section 6.02, resolved to recommend that the stockholders of Nova II vote in favor of the approval of the Nova II Merger, the Nova II Charter Amendment and the other Transactions, to the extent such other Transactions are applicable to the Nova II Parties and required under the MGCL to be voted on by the stockholders of Nova II (as they may be combined or separately required to be proposed or presented) (the “Nova II Board Recommendation”), and to include such recommendation in the Proxy Statement.

J. The Constellation Board, at a duly called and held meeting, has duly and validly authorized, in its capacity as the board of the sole managing member of Constellation OP, (i) the execution and delivery by Constellation OP of this Agreement and (ii) on the terms and subject to the conditions set forth in this Agreement, the Constellation OP Contribution and the other Transactions, to the extent such other Transactions are applicable to Constellation OP.

K. The RED REIT Board, by unanimous written consent, has duly and validly authorized (i) the execution and delivery by RED REIT of this Agreement and (ii) on the terms and subject to the conditions set forth in this Agreement, the RED REIT Contribution and the other Transactions, to the extent such other Transactions are applicable to RED REIT.

L. The Newco Board, by unanimous written consent, has (i) duly and validly authorized Newco, in its own capacity and in its capacity as sole managing member of Newco OP, and Newco OP (x) to execute, deliver and perform this Agreement, and (y) to issue Newco Common Stock and Newco OP Units in connection with the Transactions and (ii) declared advisable the adoption of this Agreement and, on the terms and subject to the conditions set forth in this Agreement, the Constellation OP Contribution, the RED REIT Contribution, the REIT

Mergers, the Newco Contribution and the other Transactions, to the extent such other Transactions are applicable to the Newco Parties, and Constellation OP, in its capacity as the sole stockholder of Newco, has approved the REIT Mergers and the other Transactions, to the extent such other Transactions are applicable to the Newco Parties and require approval of the sole stockholder of Newco under the MGCL.

M. For United States federal income tax purposes (and, where applicable, state and local income tax purposes), the parties intend that (i) the Constellation OP Contribution will qualify as a tax-free transaction pursuant to Section 351 of the Internal Revenue Code of 1986, as amended (the “Code”), (ii) each of the REIT Mergers will qualify as a reorganization within the meaning of Section 368(a)(1) of the Code, (iii) this Agreement be, and is hereby adopted as, a plan of reorganization within the meaning of Sections 354, 361, and 368 of the Code with respect to each of the REIT Mergers, and (iv) each of the RED REIT Contribution and the Newco Contribution will be treated as a tax-free transaction pursuant to Section 721 of the Code.

N. The parties intend that, in connection with the Transactions, Newco will elect to be taxed as a real estate investment trust (a “REIT”) within the meaning of Sections 856 and 857 of the Code, commencing not later than with the taxable year ending December 31 of the year in which the earliest of the Nova I Merger Effective Time and the Nova II Merger Effective Time occurs.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained in this Agreement, the parties agree as follows:

ARTICLE I

DEFINITIONS; INTERPRETATION

1.01 Definitions. This Agreement uses the following definitions:

“Affiliate” means, with respect to any person, any other person directly or indirectly controlling, controlled by, or under common control with, such person, through one or more intermediaries or otherwise; it being understood that for purposes of this Agreement (a) Nova I and the Nova I Subsidiaries are not Affiliates of Nova II and the Nova II Subsidiaries (and vice versa), (b) Nova I and the Nova I Subsidiaries are not Affiliates of the Constellation Parties and the Contributed Entities (and vice versa) and (c) Nova II and the Nova II Subsidiaries are not Affiliates of the Constellation Parties and the Contributed Entities (and vice versa).

“Agreement” has the meaning assigned in the Preamble.

“Allocation Policy” has the meaning assigned in Section 4.03(j)(vi).

“Alternative Acquisition Agreement” means any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other similar agreement (other than a confidentiality agreement as referred to in Section 6.01(b) in the case of Nova I and Section 6.02(b) in the case of Nova II) relating to any Nova I Acquisition Proposal or Nova II Acquisition Proposal, as applicable.

“Applicable Effective Time” means the Nova I Merger Effective Time or the Nova II Merger Effective Time, as applicable.

“business day” means any day, other than Saturday, Sunday or a day on which the Federal Reserve Bank of New York is closed.

“Closing” has the meaning assigned in Section 2.05.

“Closing Date” has the meaning assigned in Section 2.05.

“Code” has the meaning assigned in the Recitals.

“Confidentiality Agreement” means the Confidentiality Agreement dated as of May 11, 2017 by and among Colony NorthStar Acquisitions, LLC, Nova I and Nova II.

“Constellation” has the meaning assigned in the Preamble.

“Constellation Board” means the Board of Directors of Constellation.

“Constellation OP” has the meaning assigned in the Preamble.

“Constellation OP Contributed Entities” has the meaning assigned in the Recitals.

“Constellation OP Contribution” has the meaning assigned in the Recitals.

“Constellation OP Subsidiary” means any Subsidiary of Constellation OP.

“Constellation OP TRS Sub” means CLNC Manager, LLC, a Delaware limited liability company.

“Constellation Parties” has the meaning assigned in the Preamble.

“Constellation Regulatory and Third Party Approvals” has the meaning assigned in Section 4.03(d)(1).

“Constellation Subsidiary Contributors” means any Subsidiary of Constellation OP that directly owns the Equity Interests of any Constellation Contributed Entity.

“Contract” has the meaning assigned in Section 4.01(l)(1).

“Contributed Entities” means, collectively, the Constellation OP Contributed Entities and the RED REIT Contributed Entities.

“Contributed Entity Annual Financial Statements” has the meaning assigned in Section 4.03(f).

“Contributed Entity Audited Financial Statements” has the meaning assigned in Section 4.03(f)(3).

“Contributed Entity Environmental Permits” has the meaning assigned in Section 4.03(t).

“Contributed Entity Financial Statements” has the meaning assigned in Section 4.03(f)(1).

“Contributed Entity Interim Financial Statements” has the meaning assigned in Section 4.03(f).

“Contributed Entity Loan Files” has the meaning assigned in Section 4.03(n)(1).

“Contributed Entity Loans” has the meaning assigned in Section 4.03(n)(1).

“Contributed Entity Major Leases” has the meaning assigned in Section 4.03(q)(4).

“Contributed Entity Material Adverse Effect” means any change, event, development, circumstance, condition, occurrence or effect that, individually or in the aggregate with any other change, event, development, circumstance, condition, occurrence or effect, (a) has a material adverse effect on the financial condition, results of operations or business of the Contributed Entities, taken as a whole, excluding the impact of (1) changes, after the date hereof, in Laws of general applicability to companies in the industries in which the Contributed Entities operate or changes, after the date hereof, in the authoritative and publicly available interpretation thereof by Governmental Authorities; (2) changes, after the date hereof, in GAAP or applicable regulatory accounting requirements or authoritative and publicly available interpretations thereof; (3) changes, after the date hereof, in prevailing interest rates or other financial, economic or market conditions affecting the real estate market, the investment or asset management business or the market for alternative asset managers or REIT advisers generally; (4) actions or omissions of a party to this Agreement required by this Agreement or, if otherwise prohibited by this Agreement, actions or omissions taken with the prior written consent of the Other Parties; (5) the announcement or existence of this Agreement and the Transactions (including the impact thereof on relationships with customers, clients, partners and joint venturers); (6) changes, after the date hereof, in U.S. or non-U.S. political conditions (including the outbreak of war or acts of terrorism or the worsening of existing hostilities or other conflicts); (7) changes, after the date hereof, relating to natural disasters, outbreak of disease or other force majeure events; or (8) any failure, in and of itself, by the Contributed Entities to meet any estimates of revenues, earnings or other measure of financial performance for any period after the date of this Agreement, but not the underlying causes thereof (the impact of which may, unless the impact thereof is otherwise excluded hereunder, be considered in determining whether a Contributed Entity Material Adverse Effect has occurred); except, in the cases of clauses (1), (2), (3), (6) or (7), to the extent the effects of such change, event, development, circumstance, condition, occurrence or effect are materially disproportionately adverse to the financial condition, results of operations or business, of the Contributed Entities, taken as a whole, as compared to other companies in the industry in which the Contributed Entities operate; or (b) prevents or materially delays the consummation of the Transactions.

“Contributed Entity Material Contract” has the meaning assigned in Section 4.03(j)(2).

“Contributed Entity MBS” has the meaning assigned in Section 4.03(m).

“Contributed Entity Notes” has the meaning assigned in Section 4.03(n)(1).

“Contributed Entity PE Investment Agreements” has the meaning assigned in Section 4.03(o).

“Contributed Entity PE Investments” has the meaning assigned in Section 4.03(o).

“Contributed Entity Principal MBS Agreements” has the meaning assigned in Section 4.03(m).

“Contributed Entity Property” has the meaning assigned in Section 4.03(r)(1).

“Contributed Entity Second Quarter Financial Statements” has the meaning assigned in Section 4.03(f).

“Contributed Entity Subsidiary” means a Subsidiary of a Contributed Entity.

“Contributed Entity Subsidiary Partnership” means a Contributed Entity Subsidiary that is a partnership for United States federal income tax purposes.

“Contributed Entity Tax Protection Agreements” means any agreement to which a Contributed Entity or any Contributed Entity Subsidiary is a party: (i) pursuant to which any liability to holders of interests in a Contributed Entity Subsidiary Partnership relating to Taxes may arise, whether or not as a result of the consummation of the Transactions; and/or (ii) that was entered into in connection with or related to the deferral of income Taxes of a holder of interests in a Contributed Entity Subsidiary Partnership, and that requires a Contributed Entity, or any Contributed Entity Subsidiary to, or to use efforts to (or to indemnify any person if it does not) (A) maintain a minimum level of debt or continue a particular debt, (B) retain or not dispose of assets for a period of time if such period of time has not since expired or any applicable statute of limitations with respect to any Taxes that would result from a disposition of such assets at any time during such period has not since expired, (C) make or refrain from making Tax elections, (D) only dispose of assets in a particular manner, or (E) permit any holder of interests in a Contributed Entity Subsidiary Partnership to guarantee any debt or restore a deficit in such holder’s capital account.

“Contributed Entity Title Insurance Policy” means each policy of title insurance insuring the Contributed Entities’ (or the applicable predecessor’s) title to or leasehold interest in the Contributed Entity Properties, subject to the matters and printed exceptions set forth in the Contributed Entity Title Insurance Policies.

“control” and its correlative terms means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.

“Credit Suisse” has the meaning assigned in Section 4.01(r).

“D&O Insurance” has the meaning assigned in Section 6.10(d).

“Disclosure Letter” means, with respect to any party, the letter delivered by it to each of the Other Parties as of the execution of the Original Combination Agreement setting forth, among other things, items the disclosure of which is required under this Agreement, either in response to an express disclosure requirement contained in a provision of this Agreement or as an exception to one or more of the representations and warranties or covenants contained in this Agreement; provided that the mere inclusion of an item in a Disclosure Letter as an exception to a representation or warranty will not be considered an admission by the disclosing party that such item (or any non-disclosed item or information of comparable or greater significance) is required to be disclosed, represents a material exception or fact, event or circumstance or that such item has resulted in or would reasonably be expected to result in a Nova I Material Adverse Effect, Nova II Material Adverse Effect or Contributed Entity Material Adverse Effect, as applicable.

“Environmental Law” means any Law relating to (a) pollution, the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource) or workplace health or occupational safety, or (b) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of any substance, material or waste that is listed, defined, designated or classified as hazardous, toxic, radioactive, dangerous or a “pollutant” or “contaminant” or words of similar meaning under any applicable Environmental Law or are otherwise regulated by any Governmental Authority with jurisdiction over the environment, natural resources, or workplace health or occupational safety, including, without limitation, petroleum or any derivative or byproduct thereof, radon, radioactive material, asbestos or asbestos containing material, urea formaldehyde, foam insulation, mold or polychlorinated biphenyls, in each case as in effect at the date of this Agreement.

“Equity Interest” means, with respect to any entity, any share, capital stock, partnership, member or similar interest in such entity, and any Rights thereto.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Agent” has the meaning assigned in Section 3.01.

“Exchange Fund” has the meaning assigned in Section 3.01.

“Extraordinary Dividends” has the meaning assigned in Section 5.01(e).

“First Nova I Charter Amendment” means the proposed amendment to the Nova I Charter, substantially in the form of Exhibit E(1).

“Form S-4” means the Registration Statement on Form S-4 pursuant to which the offer and sale of the shares of Newco Common Stock will be registered pursuant to the Securities Act and in which the Proxy Statement will be included as a prospectus, to be filed with the SEC by Newco in connection with the Transactions and in accordance with the terms and conditions of this Agreement, together with any amendments or supplements thereto.

“Form S-11” means the Registration Statement on Form S-11 pursuant to which shares of Newco Class A Common Stock will be registered pursuant to the Securities Act, to be filed with the SEC by Newco in connection with an initial public offering by Newco, together with any amendments or supplements thereto.

“GAAP” means United States generally accepted accounting principles in effect from time to time.

“Go Shop Period End Time” has the meaning assigned in Section 6.01(a).

“Governmental Authority” means any federal, state or local or foreign court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, or any industry self-regulatory authority.

“Hazardous Substance” means any substance that is listed, classified or regulated pursuant to any Environmental Law or by any Governmental Authority in connection with any Environmental Law.

“Indebtedness” of any person means (a) indebtedness created, issued or incurred by such person for borrowed money (whether by loan or the issuance and sale of debt securities or the sale of property of such person to another person subject to an understanding or agreement, contingent or otherwise, to repurchase such property) and any accrued interest or prepayment premiums related thereto (for the avoidance of doubt, excluding trade accounts payable or similar obligations to creditors for goods or services, operating leases and other customary reservations or retentions under agreements with suppliers); (b) obligations of such person to pay the deferred purchase or acquisition price for any property of such person, including earn-outs; (c) obligations of such person in respect of letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of such person; (d) obligations of such person to pay rent or other amounts under a lease of (or other agreement conveying the right to use) any property to such person to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such person under GAAP; (e) all net obligations under any interest rate swap agreements or interest rate hedge agreements; or (f) indebtedness of others as described in clauses (a) through (e) above in any manner guaranteed by such person or for which it is or may become contingently liable (but excluding any non-recourse carve-out guaranties, environmental indemnities or similar guaranties).

“Indemnified Party” and “Indemnified Parties” each has the meaning assigned in Section 6.10(a).

“Intellectual Property” means all (a) trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, Internet domain names, logos, symbols, trade dress, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of the same; (b) inventions and discoveries, whether patentable or not, and all patents, registrations, invention disclosures and applications therefor, including divisions, continuations, continuations-in-part and renewal applications, and including renewals, extensions and reissues; (c) confidential information, trade secrets and know-how, including processes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists; and (d) published and unpublished works of authorship, whether copyrightable or not (including databases and other compilations of information), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof.

“Investment Company Act” means the Investment Company Act of 1940.

“IPO” has the meaning assigned in Section 6.05(a).

“IPO/Listing Parameters” has the meaning assigned in Section 6.05(b).

“IRS” means the United States Internal Revenue Service.

“Knowledge” means the actual knowledge of, (a) in the case of the Nova I Parties, the individuals listed in Section 1.1 of the Nova I Disclosure Letter, (b) in the case of the Nova II Parties, the individuals listed in Section 1.1 of the Nova II Disclosure Letter, and (c) in the case of the Constellation Parties or the Newco Parties, the individuals listed in Section 1.1 of the Constellation OP Disclosure Letter.

“Law” means any federal, state, local or foreign law, statute or ordinance, or common law, or any rule, regulation, standard, judgment, order, writ, injunction, decree, arbitration award, agency requirement, license or permit of any Governmental Authority, including Environmental Laws and the Foreign Corrupt Practices Act of 1977 or any other applicable anti-bribery, fraud, kickback, and other anticorruption laws, rules and regulations of any other country and any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Department of Treasury or equivalent European Union measure.

“Lien” means any charge, mortgage, pledge, deed of trust, charge, easement, encroachment, security interest, restriction, claim, lien or other similar encumbrance.

“Liquidating Trust” has the meaning assigned in Section 6.17.

“Merger Consideration” has the meaning assigned in Section 2.09(a).

“MGCL” means the Maryland General Corporation Law.

“Moelis” has the meaning assigned in Section 4.02(r).

“National Securities Exchange” means any of the national securities exchanges set forth in Section 1.2 of the Constellation OP Disclosure Letter.

“New Certificates” means (x) certificates or (y) at Newco’s option, evidence of shares in book entry form, representing shares of Newco Common Stock.

“Newco” has the meaning assigned in the Preamble, and from and after the Nova I Merger Effective Time and the Nova II Merger Effective Time, the Nova I Merger Surviving Entity and the Nova II Merger Surviving Entity, respectively.

“Newco Board” means the Board of Directors of Newco.

“Newco Bylaws” has the meaning assigned in Section 2.15(a).

“Newco Charter” has the meaning assigned in Section 2.15(a).

“Newco Class A Common Stock” means the Class A Common Stock, par value $0.01 per share, of Newco.

“Newco Class B Common Stock” means, collectively and as applicable, the Newco Class B-1 Common Stock, the Newco Class B-2 Common Stock and the Newco Class B-3 Common Stock.

“Newco Class B-1 Common Stock” means the Class B-1 Common Stock, par value $0.01 per share, of Newco.

“Newco Class B-2 Common Stock” means the Class B-2 Common Stock, par value $0.01 per share, of Newco.

“Newco Class B-3 Common Stock” means the Class B-3 Common Stock, par value $0.01 per share, of Newco.

“Newco Common Stock” means, collectively, the Newco Class A Common Stock, the Newco Class B-1 Common Stock, the Newco Class B-2 Common stock and the Newco Class B-3 Common Stock.

“Newco Contribution” has the meaning assigned in the Recitals.

“Newco OP” has the meaning assigned in the Preamble.

“Newco OP Units” means ownership interests in Newco OP.

“Newco Parties” has the meaning assigned in the Preamble.

“Newco Subsidiary” means any Subsidiary of Newco.

“Nova I” has the meaning assigned in the Preamble.

“Nova I Acquisition Proposal” means any bona fide proposal or offer from any person or “group” (as such term is defined in Rule 13d-3 promulgated under the Exchange Act), other than an Other Party or any of its respective Subsidiaries, and whether involving a transaction or series of related transactions, for a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination, sale of assets or similar transaction, involving (a) the acquisition or issuance of Equity Interests constituting twenty percent (20%) or more of the total voting power of any class of equity securities of Nova I or Rights thereto, or (b) the sale or disposition of twenty percent (20%) or more of the consolidated total assets of Nova I and its Subsidiaries, taken as a whole. For the avoidance of doubt, no proposal or offer from any Person solely with respect to the Nova I Excluded Asset shall constitute a Nova I Acquisition Proposal.

“Nova I Articles of Merger” has the meaning assigned in Section 2.06(a).

“Nova I Board” means the Board of Directors of Nova I.

“Nova I Board Recommendation” has the meaning assigned in the Recitals.

“Nova I Board Special Committee” has the meaning assigned in the Recitals.

“Nova I Change of Recommendation” has the meaning assigned in Section 6.01(c)(4).

“Nova I Charter” means the charter of Nova I.

“Nova I Charter Amendments” means the First Nova I Charter Amendment and the Second Nova I Charter Amendment.

“Nova I Common Stock” means the Common Stock, par value $0.01 per share, of Nova I.

“Nova I Environmental Permits” has the meaning assigned in Section 4.01(z).

“Nova I Exchange Ratio” has the meaning assigned in Section 2.08(a).

“Nova I Excluded Asset” has the meaning assigned in Section 6.17.

“Nova I Excluded Asset Distribution” has the meaning assigned in Section 6.17.

“Nova I Financial Statements” has the meaning assigned in Section 4.01(g)(1).

“Nova I Go Shop Bidder” has the meaning assigned in Section 6.01(a).

“Nova I Incentive Plan” means that certain Long Term Incentive Plan of Nova I, dated as of February 2, 2010.

“Nova I Intervening Event” means any material change, event, effect, occurrence, consequence or development that (a) is not known or not reasonably foreseeable by the Nova I Board Special Committee as of the date hereof (or if known or reasonably foreseeable, the magnitude or material consequences of which are not known or reasonably foreseeable by the Nova I Board Special Committee as of the date hereof), which material change, event, effect, occurrence, consequence or development becomes known (or the magnitude or material consequences of which become known) to or by the Nova I Board Special Committee prior to receipt of the Nova I Requisite Vote and (b) does not relate to any Nova I Acquisition Proposal.

“Nova I Loan Files” has the meaning assigned in Section 4.01(p)(1).

“Nova I Loans” has the meaning assigned in Section 4.01(p)(1).

“Nova I Major Leases” has the meaning assigned in Section 4.01(t)(4).

“Nova I Material Adverse Effect” means any change, event, development, circumstance, condition, occurrence or effect that, individually or in the aggregate with any other change, event, development, circumstance, condition, occurrence or effect, (a) has a material adverse effect on the financial condition, results of operations or business of Nova I and the Nova I Subsidiaries, taken as a whole, excluding the impact of: (1) changes, after the date hereof, in Laws of general applicability to companies in the industries in which Nova I and the Nova I Subsidiaries operate or changes, after the date hereof, in the authoritative and publicly available interpretation thereof by Governmental Authorities; (2) changes, after the date hereof, in GAAP or applicable regulatory accounting requirements or authoritative and publicly available interpretations thereof; (3) changes, after the date hereof, in prevailing interest rates or other financial, economic or market conditions affecting the real estate market, the investment or asset management business or the market for alternative asset managers or REIT advisers generally; (4) actions or omissions of a party to this Agreement required by this Agreement or, if otherwise prohibited by this Agreement, actions or omissions taken with the prior written consent of the Other Parties; (5) the announcement or existence of this Agreement and the Transactions (including the impact thereof on relationships with customers, clients, partners and joint venturers); (6) changes, after the date hereof, in U.S. or non-U.S. political conditions (including the outbreak of war or acts of terrorism or the worsening of existing hostilities or other conflicts); (7) changes, after the date hereof, relating to natural disasters, outbreak of disease or other force majeure events; (8) any failure, in and of itself, by Nova I to meet any estimates of revenues, earnings or other measure of financial performance for any period after the date of this Agreement, but not the underlying causes thereof (the impact of which may, unless the impact thereof is otherwise excluded hereunder, be considered in determining whether a Nova I Material Adverse Effect has occurred); or (9) Nova I’s compliance with Section 6.17 hereof; except, in the cases of clauses (1), (2), (3), (6) or (7), to the extent the effects of such change, event, development, circumstance, condition, occurrence or effect are materially disproportionately adverse to the financial condition, results of operations or business, of Nova I and the Nova I Subsidiaries, taken as a whole, as compared to other companies in the industry in which Nova I and the Nova I Subsidiaries operate; or (b) prevents or materially delays the consummation of the Transactions.

“Nova I Material Contract” has the meaning assigned in Section 4.01(l)(2).

“Nova I MBS” has the meaning assigned in Section 4.01(o).

“Nova I Merger” has the meaning assigned in the Recitals.

“Nova I Merger Consideration” has the meaning assigned in Section 2.08(a).

“Nova I Merger Effective Time” has the meaning assigned in Section 2.06(a).

“Nova I Merger Surviving Entity” has the meaning assigned in the Recitals.

“Nova I Notes” has the meaning assigned in Section 4.01(p)(1).

“Nova I Notice Period” has the meaning assigned in Section 6.01(d)(1).

“Nova I OP” has the meaning assigned in the Preamble.

“Nova I Outside Meeting Date” has the meaning assigned in Section 6.04(a).

“Nova I Parties” has the meaning assigned in the Preamble.

“Nova I PE Investment Agreements” has the meaning assigned in Section 4.01(q).

“Nova I PE Investments” has the meaning assigned in Section 4.01(q).

“Nova I Preferred Stock” means the Preferred Stock, par value $0.01 per share, of Nova I.

“Nova I Principal MBS Agreements” has the meaning assigned in Section 4.01(o).

“Nova I Property” has the meaning assigned in Section 4.01(t)(1).

“Nova I Regulatory and Third Party Approvals” has the meaning assigned in Section 4.01(f)(1).

“Nova I Requisite Vote” has the meaning assigned in Section 4.01(e)(1).

“Nova I Restricted Common Stock” means the 2,000,000 shares of Nova I Common Stock reserved for issuance under the Nova I Incentive Plan.

“Nova I SEC Documents” has the meaning assigned in Section 4.01(g)(1).

“Nova I Stockholders Meeting” has the meaning assigned in Section 6.04(a).

“Nova I Subsidiary” means any Subsidiary of Nova I.

“Nova I Subsidiary Partnership” means a Nova I Subsidiary that is a partnership for United States federal income tax purposes.

“Nova I Superior Proposal” means a written Nova I Acquisition Proposal, substituting “fifty percent (50%)” for “twenty percent (20%),” that the Nova I Board (based on the recommendation of the Nova I Board Special Committee) has determined in its good faith judgment, after consultation with outside legal counsel and outside financial advisors, is reasonably likely to be consummated in accordance with its terms, taking into account all relevant legal, financial, regulatory, and other aspects of such offer or proposal, including the financing terms thereof, and such other factors as the Nova I Board considers to be appropriate, and if consummated, would be more favorable to the stockholders of Nova I, from a financial point of view, than the Transactions (after taking into account any proposed revisions to the terms of the Transactions pursuant to Section 6.01(d)).

“Nova I Tax Protection Agreements” means any agreement to which Nova I or any Nova I Subsidiary is a party: (i) pursuant to which any liability to holders of interests in a Nova I Subsidiary Partnership relating to

Taxes may arise, whether or not as a result of the consummation of the Transactions; and/or (ii) that was entered into in connection with or related to the deferral of income Taxes of a holder of interests in a Nova I Subsidiary Partnership, and that requires Nova I, or any Nova I Subsidiary to, or to use efforts to (or to indemnify any person if it does not) (A) maintain a minimum level of debt or continue a particular debt, (B) retain or not dispose of assets for a period of time if such period of time has not since expired or any applicable statute of limitations with respect to any Taxes that would result from a disposition of such assets at any time during such period has not since expired, (C) make or refrain from making Tax elections, (D) only dispose of assets in a particular manner, or (E) permit any holder of interests in a Nova I Subsidiary Partnership to guarantee any debt or restore a deficit in such holder’s capital account.

“Nova I Termination Fee” means an amount of cash equal to (a) $21,709,624 solely in the event that the Nova I Termination Fee becomes payable in connection with a termination of this Agreement by (i) Nova I pursuant to Section 8.03(d), (ii) Nova II pursuant to Section 8.04(c) or (iii) Constellation OP pursuant to Section 8.05(c), in each case in connection with Nova I entering into or recommending a Nova I Superior Proposal with a Nova I Go Shop Bidder on or before the date that is fifteen (15) business days following the Go Shop Period End Time, or (b) $43,419,247 if the Nova I Termination Fee becomes payable pursuant to Section 8.06 under any circumstance other than those described in the immediately preceding clause (a).

“Nova I Title Insurance Policy” means each policy of title insurance insuring Nova I’s and the Nova I Subsidiaries’ (or the applicable predecessor’s) title to or leasehold interest in the Nova I Properties, subject to the matters and printed exceptions set forth in the Nova I Title Insurance Policies.

“Nova II” has the meaning assigned in the Preamble.

“Nova II Acquisition Proposal” means any bona fide proposal or offer from any person or “group” (as such term is defined in Rule 13d-3 promulgated under the Exchange Act), other than an Other Party or any of its respective Subsidiaries, and whether involving a transaction or series of related transactions, for a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination, sale of assets or similar transaction, involving (a) the acquisition or issuance of Equity Interests constituting twenty percent (20%) or more of the total voting power of any class of equity securities of Nova II or Rights thereto, or (b) the sale or disposition of twenty percent (20%) or more of the consolidated total assets of Nova II and its Subsidiaries, taken as a whole.

“Nova II Articles of Merger” has the meaning assigned in Section 2.06(b).

“Nova II Board” means the Board of Directors of Nova II.

“Nova II Board Recommendation” has the meaning assigned in the Recitals.

“Nova II Board Special Committee” has the meaning assigned in the Recitals.

“Nova II Change of Recommendation” has the meaning assigned in Section 6.02(c)(4).

“Nova II Charter” means the charter of Nova II.

“Nova II Charter Amendment” means the proposed amendment to the Nova II Charter, substantially in the form of Exhibit F.

“Nova II Class A Common Stock” means the Class A Common Shares, par value $0.01 per share, of Nova II.

“Nova II Class T Common Stock” means the Class T Common Shares, par value $0.01 per share, of Nova II.

“Nova II Common Stock” means, collectively, the Nova II Class A Common Stock and the Nova II Class T Common Stock.

“Nova II Environmental Permits” has the meaning assigned in Section 4.02(z).

“Nova II Exchange Ratio” has the meaning assigned in Section 2.09(a).

“Nova II Financial Statements” has the meaning assigned in Section 4.02(g)(1).

“Nova II Go Shop Bidder” has the meaning assigned in Section 6.02(a).

“Nova II Incentive Plan” means that certain Long Term Incentive Plan of Nova II, dated as of May 2, 2013.

“Nova II Intervening Event” means any material change, event, effect, occurrence, consequence or development that (a) is not known or not reasonably foreseeable by the Nova II Board Special Committee as of the date hereof (or if known or reasonably foreseeable, the magnitude or material consequences of which are not known or reasonably foreseeable by the Nova II Board Special Committee as of the date hereof), which material change, event, effect, occurrence, consequence or development becomes known (or the magnitude or material consequences of which become known) to or by the Nova II Board Special Committee prior to receipt of the Nova II Requisite Vote and (b) does not relate to any Nova II Acquisition Proposal.

“Nova II Loan Files” has the meaning assigned in Section 4.02(p)(1).

“Nova II Loans” has the meaning assigned in Section 4.02(p)(1).

“Nova II Major Leases” has the meaning assigned in Section 4.02(t)(4).

“Nova II Material Adverse Effect” means any change, event, development, circumstance, condition, occurrence or effect that, individually or in the aggregate with any other change, event, development, circumstance, condition, occurrence or effect, (a) has a material adverse effect on the financial condition, results of operations or business of Nova II and the Nova II Subsidiaries, taken as a whole, excluding the impact of: (1) changes, after the date hereof, in Laws of general applicability to companies in the industries in which Nova II and the Nova II Subsidiaries operate or changes, after the date hereof, in the authoritative and publicly available interpretation thereof by Governmental Authorities; (2) changes, after the date hereof, in GAAP or applicable regulatory accounting requirements or authoritative and publicly available interpretations thereof; (3) changes, after the date hereof, in prevailing interest rates or other financial, economic or market conditions affecting the real estate market, the investment or asset management business or the market for alternative asset managers or REIT advisers generally; (4) actions or omissions of a party to this Agreement required by this Agreement or, if otherwise prohibited by this Agreement, actions or omissions taken with the prior written consent of the Other Parties; (5) the announcement or existence of this Agreement and the Transactions (including the impact thereof on relationships with customers, clients, partners and joint venturers); (6) changes, after the date hereof, in U.S. or non-U.S. political conditions (including the outbreak of war or acts of terrorism or the worsening of existing hostilities or other conflicts); (7) changes, after the date hereof, relating to natural disasters, outbreak of disease or other force majeure events; or (8) any failure, in and of itself, by Nova II to meet any estimates of revenues, earnings or other measure of financial performance for any period after the date of this Agreement, but not the underlying causes thereof (the impact of which may, unless the impact thereof is otherwise excluded hereunder, be considered in determining whether a Nova II Material Adverse Effect has occurred); except, in the cases of clauses (1), (2), (3), (6) or (7), to the extent the effects of such change, event, development, circumstance, condition, occurrence or effect are materially disproportionately adverse to the financial condition, results of operations or business, of Nova II and the Nova II Subsidiaries, taken as a whole, as compared to other companies in the industry in which Nova II and the Nova II Subsidiaries operate; or (b) prevents or materially delays the consummation of the Transactions.

“Nova II Material Contract” has the meaning assigned in Section 4.02(l)(2).

“Nova II MBS” has the meaning assigned in Section 4.02(o).

“Nova II Merger” has the meaning assigned in the Recitals.

“Nova II Merger Consideration” has the meaning assigned in Section 2.09(a).

“Nova II Merger Effective Time” has the meaning assigned in Section 2.06(b).

“Nova II Merger Surviving Entity” has the meaning assigned in the Recitals.

“Nova II Notes” has the meaning assigned in Section 4.02(p)(1).

“Nova II Notice Period” has the meaning assigned in Section 6.02(d)(1).

“Nova II OP” has the meaning assigned in the Preamble.

“Nova II Outside Meeting Date” has the meaning assigned in Section 6.04(b).

“Nova II Parties” has the meaning assigned in the Preamble.

“Nova II PE Investment Agreements” has the meaning assigned in Section 4.02(q).

“Nova II PE Investments” has the meaning assigned in Section 4.02(q).

“Nova II Preferred Stock” means the Preferred Stock, par value $0.01 per share, of Nova II.

“Nova II Principal MBS Agreements” has the meaning assigned in Section 4.02(o).

“Nova II Property” has the meaning assigned in Section 4.02(t)(1).

“Nova II Regulatory and Third Party Approvals” has the meaning assigned in Section 4.02(f)(1).

“Nova II Requisite Vote” has the meaning assigned in Section 4.02(e)(1).

“Nova II Restricted Common Stock” means the 2,000,000 shares of Nova II Common Stock reserved for issuance under the Nova II Incentive Plan.

“Nova II SEC Documents” has the meaning assigned in Section 4.02(g)(1).

“Nova II Stockholders Meeting” has the meaning assigned in Section 6.04(b).

“Nova II Subsidiary” means any Subsidiary of Nova II.

“Nova II Subsidiary Partnership” means a Nova II Subsidiary that is a partnership for United States federal income tax purposes.

“Nova II Superior Proposal” means a written Nova II Acquisition Proposal substituting “fifty percent (50%)” for “twenty percent (20%)”, that the Nova II Board (based on the recommendation of the Nova II Board Special Committee) has determined in its good faith judgment, after consultation with outside legal counsel and outside financial advisors, is reasonably likely to be consummated in accordance with its terms, taking into account all relevant legal, financial, regulatory, and other aspects of such offer or proposal, including the financing terms thereof, and such other factors as the Nova II Board considers to be appropriate, and if consummated, would be more favorable to the stockholders of Nova II, from a financial point of view, than the Transactions (after taking into account any proposed revisions to the terms of the Transactions pursuant to Section 6.02(d)).

“Nova II Tax Protection Agreements” means any agreement to which Nova II or any Nova II Subsidiary is a party: (i) pursuant to which any liability to holders of interests in a Nova II Subsidiary Partnership relating to Taxes may arise, whether or not as a result of the consummation of the Transactions; and/or (ii) that was entered into in connection with or related to the deferral of income Taxes of a holder of interests in a Nova II Subsidiary Partnership, and that requires Nova II or any Nova II Subsidiary to, or to use efforts to (or to indemnify any person if it does not) (A) maintain a minimum level of debt or continue a particular debt, (B) retain or not dispose of assets for a period of time if such period of time has not since expired or any applicable statute of limitations with respect to any Taxes that would result from a disposition of such assets at any time during such period has not since expired, (C) make or refrain from making Tax elections, (D) only dispose of assets in a particular manner, or (E) permit any holder of interests in a Nova II Subsidiary Partnership to guarantee any debt or restore a deficit in such holder’s capital account.

“Nova II Termination Fee” means an amount of cash equal to (a) $20,785,294 solely in the event that the Nova II Termination Fee becomes payable in connection with a termination of this Agreement by (i) Nova II pursuant to Section 8.04(d), (ii) Nova I pursuant to Section 8.03(c) or (iii) Constellation OP pursuant to Section 8.05(d), in each case in connection with Nova II entering into or recommending a Nova II Superior Proposal with a Nova II Go Shop Bidder on or before the date that is fifteen (15) business days following the Go Shop Period End Time, or (b) $41,570,589 if the Nova II Termination Fee becomes payable pursuant to Section 8.06 under any circumstance other than those described in the immediately preceding clause (a).

“Nova II Title Insurance Policy” means each policy of title insurance insuring Nova II’s and the Nova II Subsidiaries’ (or the applicable predecessor’s) title to or leasehold interest in the Nova II Properties, subject to the matters and printed exceptions set forth in the Nova II Title Insurance Policies.

“Old Certificate” means a share certificate previously representing Nova I Common Stock or Nova II Common Stock, it being understood that any reference herein to an Old Certificate shall be deemed to include reference to book-entry account statements relating to the ownership of shares of Nova I Common Stock or shares of Nova II Common Stock, as the case may be.

“Order” has the meaning assigned in Section 7.01(c).

“Organizational Documents” means (a) with respect to a corporation, the charter, articles or certificate of incorporation, as applicable, and bylaws thereof, each as amended, (b) with respect to a limited liability company, the certificate of formation or organization, as applicable, and the operating or limited liability company agreement thereof, each as amended, (c) with respect to a partnership, the certificate of formation and the partnership agreement, each as amended, and (d) with respect to any other person, the organizational, constituent and/or governing documents and/or instruments of such person.

“Original Combination Agreement” has the meaning assigned in the Recitals.

“Other Party” means (a) when used with respect to the Nova I Parties, the following persons: the Constellation Parties, the Newco Parties and the Nova II Parties, (b) when used with respect to the Constellation Parties, the following persons: the Nova I Parties and the Nova II Parties, and (c) when used with respect to the Nova II Parties, the following persons: the Nova I Parties, the Newco Parties and the Constellation Parties.

“Outside Date” has the meaning assigned in Section 8.02(a).

“party” means Nova I, Nova I OP, Nova II, Nova II OP, Constellation OP, RED REIT, Newco and Newco OP, as applicable.

“Permitted Liens” means any (a) Liens for Taxes or assessments that are not delinquent or the validity of which is being contested in good faith by appropriate proceedings and for which there are adequate reserves on the Nova I Financial Statements, the Nova II Financial Statements or the Contributed Entity Financial Statements, as applicable (to the extent such reserves are required pursuant to GAAP), (b) any cashiers’, landlords’, workers’, mechanics’, carriers’, workmen’s, repairmen’s and materialmen’s Liens and other similar Liens imposed by Law and incurred in the ordinary course of business consistent with past practice that are not yet subject to penalty or the validity of which is being contested in good faith by appropriate proceedings and for which there are adequate reserves on the Nova I Financial Statements, the Nova II Financial Statements or the Contributed Entity Financial Statements, as applicable (to the extent such reserves are required pursuant to GAAP), and (c) Liens that do not materially interfere with the present use of the asset or property related thereto (but excluding any Lien on shares or other Equity Interests not otherwise a “Permitted Lien”).

“person” means an individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, unincorporated organization or other entity.

“Pre-Signing Constellation Internal Transfers” means the transfer, prior to the date hereof, but in contemplation of the Transactions, of certain Equity Interests and a note receivable by Constellation, Constellation OP, RED REIT, any other Constellation Subsidiaries and any Affiliates of the foregoing to the applicable Constellation OP Contributed Entity or RED REIT Contributed Entity.

“Previously Disclosed” means, as of any given date, that the existence of a fact or condition was disclosed by one party to the Other Parties, in a Disclosure Letter or, in the case of Nova I or Nova II only, in a form, document, statement, schedule or report filed with or furnished to the SEC at any time on or after January 1, 2015 and prior to such date (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature). The information and disclosures contained in any section of a Disclosure Letter shall be deemed to be disclosed for all purposes in this Agreement (including against any representation, warranty or covenant) and incorporated by reference in any other section of a Disclosure Letter as though fully set forth therein, in each case, to the extent the relevance of such information or disclosure is reasonably apparent from the text of such disclosure.

“Proxy Statement” means the joint proxy statement in preliminary and definitive form relating to the Nova I Stockholders Meeting and the Nova II Stockholders Meeting, in each case to be held in connection with this Agreement and the Transactions, together with any amendments or supplements thereto.

“Qualified REIT Subsidiary” means a “qualified REIT subsidiary” within the meaning of Section 856(i) of the Code.

“Qualifying Income” has the meaning assigned in Section 8.06(k).

“Recipient Party” has the meaning assigned in Section 8.06(x).

“RED REIT” has the meaning assigned in the Preamble.

“RED REIT Board” means the Board of Directors of RED REIT.

“RED REIT Contributed Entities” has the meaning assigned in the Recitals.

“RED REIT Contribution” has the meaning assigned in the Recitals.

“RED REIT Subsidiary Contributors” means any Subsidiary of RED REIT that directly owns the Equity Interests of any RED REIT Contributed Entity.

“Regulatory and Third Party Approvals” means the Nova I Regulatory and Third Party Approvals, the Nova II Regulatory and Third Party Approvals and the Constellation Regulatory and Third Party Approvals.

“REIT” has the meaning assigned in the Recitals.

“REIT Mergers” has the meaning assigned in the Recitals.

“REIT Minimum Distribution Dividend” has the meaning assigned in Section 6.15.

“Representatives” means, with respect to any person, such person’s directors, officers employees, legal or financial advisors, accountants, consultants, and any representatives of the foregoing.

“Requisite Regulatory Approvals” means the consents or approvals of, or filings or registrations with, any Governmental Authority required to be made by any of Nova I or any Nova I Subsidiary, Nova II or any Nova II Subsidiary, any Constellation Party or any Contributed Entity in connection with the execution, delivery or performance by any of them of this Agreement or the consummation by any of them of the Transactions to which any of them is a party, in each case as set forth on Exhibit G.

“Rights” means, with respect to any person, securities or obligations convertible into or exercisable or exchangeable for, or giving any other person any right to subscribe for or acquire, or any options, calls or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price or value of, shares of capital stock or partnership, member or similar interest of such first person.

“SDAT” means the State Department of Assessments and Taxation of Maryland.

“Sarbanes-Oxley Act” has the meaning assigned in Section 4.01(g)(1).

“SEC” means the United States Securities and Exchange Commission.

“Second Nova I Charter Amendment” means the proposed amendment to the Nova I Charter, substantially in the form of Exhibit E(2).

“Securities Act” means the Securities Act of 1933.

“Significant Subsidiary” means a Subsidiary that is a “significant subsidiary” as defined in Rule 1-02 of Regulation S-X promulgated by the SEC.

“Stockholders Agreement” has the meaning assigned in Section 7.02(j).

“Subsidiary” means, with respect to a person, an entity in which such person controls, directly or indirectly, more than 50% of the voting securities or total Equity Interest of such entity.

“Takeover Law” means any “fair price”, “moratorium”, “business combination” or other similar Law applicable to Nova I or the Nova I Subsidiaries, Nova II or the Nova II Subsidiaries, Constellation or its Subsidiaries, Constellation OP or its Subsidiaries, or RED REIT or its Subsidiaries, as applicable (including the restrictions on “business combinations” with an “interested stockholder” (each as defined in Section 3-601 of the MGCL)).

“Tax” and “Taxes” means all federal, state, local or foreign taxes, charges, fees, levies or other assessments, however denominated, including all net income, gross income, gains, gross receipts, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, Medicare, employment, disability, employer health, excise, estimated, severance, stamp, occupation, property, environmental, unemployment or other taxes, custom duties, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any Governmental Authority.

“Tax Protection Agreement” means any Nova I Tax Protection Agreement or Nova II Tax Protection Agreement, individually and collectively, as applicable.

“Tax Returns” means any return, amended return or other report or similar statement (including elections, declarations, disclosures, schedules, estimates and information returns) required to be filed with any Governmental Authority with respect to any Tax.

“Taxable REIT Subsidiary” means a “taxable REIT subsidiary” within the meaning of Section 856(l) of the Code.

“Termination Event” has the meaning assigned in Section 8.06(x).

“Termination Fee” means each of the Nova I Termination Fee and the Nova II Termination Fee, as applicable.

“Transaction Expenses” means a party’s documented out-of-pocket fees, costs and expenses incurred in connection with the Transactions prior to the termination of this Agreement, which shall not exceed an aggregate amount of Ten Million Dollars ($10,000,000) with respect to any such party.

“Transaction Litigation” has the meaning assigned in Section 6.06(e).

“Transactions” has the meaning assigned in the Recitals.

“Transfer Taxes” has the meaning assigned in Section 6.13(b).

“Treasury Regulations” means the regulations promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code.

“Triggering Party” has the meaning assigned in Section 8.06(y).

“Willful Breach” means a material breach that is the consequence of an act or omission by a party with the actual knowledge of such party that the taking of, or failure to take, such act would, or would be reasonably expected to, cause a material breach of this Agreement.

1.02 Interpretation.

(a) In this Agreement, except as the context may otherwise require, references: (1) to the Preamble, Recitals, Sections, Exhibits or Schedules are to the Preamble to, a Recital or Section of, or Exhibit or Schedule to, this Agreement; (2) to this Agreement are to this Agreement, and the Exhibits, Schedules and Disclosure Letters to it, taken as a whole; (3) to any agreement (including this Agreement) or contract are to the agreement or contract as amended, modified, supplemented, restated or replaced from time to time (to the extent permitted by the terms thereof); (4) to any Governmental Authority include any successor to that Governmental Authority; (5) to any applicable Law refer to such applicable Law as amended, modified, restated, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under such statute)

and references to any section of any applicable Law or other Law include any successor to such section; (6) to the terms defined in the singular have a comparable meaning when used in the plural, and vice versa; (7) to the terms “dollars,” “cents” and “$” mean U.S. Dollars and Cents; (8) to the phrases “date of this Agreement” or “date hereof” are to August 25, 2017; (9) to the words “herein,” “hereof” or “hereunder” and similar terms refer to this Agreement as a whole and not to any specific Article or Section; (10) to the words “include,” “includes” or “including” are to be deemed followed by the words “without limitation”; and (11) to any person (including any party hereto) includes such person’s successors and permitted assigns. The table of contents and Article and Section headings are for reference purposes only and do not limit or otherwise affect any of the substance of this Agreement. Except when used together with the word “either” or otherwise for the purpose of identifying mutually exclusive alternatives, the term “or” has the inclusive meaning represented by the phrase “and/or”. The phrases “provided,” “delivered” or “made available,” when used herein, mean that the information or materials referred to have been physically or electronically delivered to the applicable parties (including information or materials that have been posted to an on-line “virtual data room” established by or on behalf of one of the parties or documents or other information available in the Electronic Data Gathering, Analysis and Retrieval Database of the SEC) in each case, on or prior to the date that is one (1) business day prior to the date hereof.

(b) This Agreement is the product of negotiation by the parties, having the assistance of counsel and other advisers. The parties intend that this Agreement not be construed more strictly with regard to one party than with regard to the other parties.

ARTICLE II

CONSTELLATION OP CONTRIBUTION, RED REIT CONTRIBUTION, MERGERS

AND OTHER TRANSACTIONS

2.01 The Constellation OP Contribution and the RED REIT Contribution.

(a) Constellation OP Contributed Entities. At or immediately prior to the Closing, upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, Constellation OP shall contribute and convey, or cause the Constellation Subsidiary Contributors to contribute and convey, to Newco, and Newco shall accept from Constellation OP and the Constellation Subsidiary Contributors, all right, title and interest of Constellation OP or such Constellation Subsidiary Contributor in and to the Equity Interests of each of the Constellation OP Contributed Entities.

(b) Equity Consideration. In consideration for the Constellation OP Contribution, Newco shall issue to Constellation OP (for the benefit of Constellation OP and the Constellation Subsidiary Contributors) at the Closing 44,399,444 shares of Newco Class A Common Stock (provided that in the event of a listing (without an IPO of Newco) of the shares of Newco Common Stock, Constellation OP shall receive shares of Newco Class B-3 Common Stock). At the Closing, Newco shall repurchase the shares of Newco Class A Common Stock owned by Constellation immediately prior to the Constellation OP Contribution for $1,000 in cash.

(c) Tax Consequences of Constellation OP Contribution. It is intended that, for United States federal income tax purposes (and, where applicable, state and local income tax purposes), the Constellation OP Contribution will qualify as a tax-free transaction pursuant to Section 351 of the Code in which Constellation OP (and any Constellation Subsidiary Contributors) transfer property to Newco in exchange for shares of Newco Class A Common Stock.

(d) RED REIT Contributed Entities. Immediately following the Constellation OP Contribution, upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, RED REIT shall contribute and convey, or cause the RED REIT Subsidiary Contributors to contribute and convey, to Newco OP, and Newco OP shall accept from RED REIT and the RED REIT Subsidiary Contributors, all right, title and interest of RED REIT or such RED REIT Subsidiary Contributor in and to the Equity Interests of each of the RED REIT Contributed Entities.

(e) Equity Consideration. In consideration for the RED REIT Contribution, Newco OP shall issue to RED REIT (for the benefit of RED REIT and the RED REIT Subsidiary Contributors) at the Closing 3,075,623 Newco OP Units.

(f) Tax Consequences of RED REIT Contribution. It is intended that, for United States federal income tax purposes (and, where applicable, state and local income tax purposes), the RED REIT Contribution will qualify as a tax-free transfer pursuant to Section 721 of the Code.

2.02 The REIT Mergers.

(a) Nova I Merger. Immediately following the RED REIT Contribution, and upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, Nova I shall merge with and into Newco in accordance with the MGCL at the Nova I Merger Effective Time. At the Nova I Merger Effective Time, the separate corporate existence of Nova I shall terminate. Newco will be the Nova I Merger Surviving Entity and will continue its corporate existence under the Laws of the State of Maryland. It is the intention of the parties that this Agreement, as it relates to Nova I, be treated as a plan of liquidation for state law purposes.

(b) Nova II Merger. Immediately following the RED REIT Contribution, and upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, Nova II shall merge with and into Newco in accordance with the MGCL at the Nova II Merger Effective Time. At the Nova II Merger Effective Time, the separate corporate existence of Nova II shall terminate. Newco will be the Nova II Merger Surviving Entity and will continue its corporate existence under the Laws of the State of Maryland.

(c) Tax Consequences of REIT Mergers. It is intended that, for United States federal income tax purposes (and, where applicable, state and local income tax purposes), (i) each of the REIT Mergers will qualify as a reorganization within the meaning of Section 368(a)(1) of the Code, and (ii) this Agreement be, and is hereby adopted as, a plan of reorganization within the meaning of Sections 354, 361, and 368 of the Code with respect to each of the REIT Mergers.

2.03 The Newco Contribution.

(a) Newco Contribution. Immediately following the REIT Mergers and the cancellation and redemption of certain Nova I OP Units and Nova II OP Units in accordance with Section 2.10, Newco shall contribute and convey to Newco OP, and Newco OP will accept from Newco, all right, title and interest of Newco in and to (i) the Equity Interests of each of the Constellation OP Contributed Entities, (ii) the Equity Interests of Nova I OP, and (iii) the Equity Interests of Nova II OP.

(b) Equity Consideration. In consideration for the Newco Contribution, Newco OP shall issue to Newco at the Closing an aggregate number of Newco OP Units equal to the sum of (i) 44,399,444, (ii) the aggregate number of shares of Newco Common Stock issued pursuant to the Nova I Merger, and (iii) the aggregate number of shares of Newco Common Stock issued pursuant to the Nova II Merger.

(c) Tax Consequences. It is intended that, for United States federal income tax purposes (and, where applicable, state and local income tax purposes), the Newco Contribution will qualify as a tax-free transfer pursuant to Section 721 of the Code.

2.04 Management Agreement. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, at the Closing, Constellation OP shall cause Constellation OP TRS Sub to, and Newco and Newco OP shall, enter into a management agreement substantially in the form of Exhibit A, with such additional changes and modifications as agreed by all parties.

2.05 Closing. The closing of the Transactions (the “Closing”) shall take place by electronic exchange of documents commencing at 10:00 a.m., Eastern time, on the third (3rd) business day (unless the parties agree to another time or date) after satisfaction or waiver of the conditions set forth in Article VII, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions, unless otherwise agreed by the parties (the date on which the Closing occurs, the “Closing Date”). The parties intend that the Constellation OP Contribution, the RED REIT Contribution and the REIT Mergers will be consummated at the Closing as provided below, and the parties intend that none of the Constellation OP Contribution, the RED REIT Contribution or the REIT Mergers shall be consummated unless the closing of Constellation OP Contribution, the RED REIT Contribution and both of the REIT Mergers occur in connection with the Closing. Immediately following the REIT Mergers, the Newco Contribution shall be consummated.

2.06 Effective Time.

(a) Nova I Merger Effective Time. At or immediately prior to the Closing, but following the Constellation OP Contribution, subject to the provisions of this Agreement, Nova I and Newco will cause articles of merger (the “Nova I Articles of Merger”) executed in accordance with the relevant provisions of the Organizational Documents of Nova I and Newco, and the MGCL, to be duly filed with and accepted for record by the SDAT. The parties will make all other filings or recordings in connection with the Nova I Merger required pursuant to the MGCL, and the Nova I Merger will become effective at the date and time at which the Nova I Articles of Merger are accepted for record by the SDAT, or at such later date or time as the parties agree (not to exceed 30 days following such acceptance for record) and specify in the Nova I Articles of Merger (the time the Nova I Merger becomes effective being the “Nova I Merger Effective Time”).

(b) Nova II Merger Effective Time. At or immediately prior to the Closing, but following the Constellation OP Contribution, subject to the provisions of this Agreement, Nova II and Newco will cause articles of merger (the “Nova II Articles of Merger”) executed in accordance with the relevant provisions of the Organizational Documents of Nova II and Newco, and the MGCL, to be duly filed with and accepted for record by the SDAT. The parties will make all other filings or recordings in connection with the Nova II Merger required pursuant to the MGCL, and the Nova II Merger will become effective at the date and time at which the Nova II Articles of Merger are accepted for record by the SDAT, or at such later date or time as the parties agree (not to exceed 30 days following such acceptance for record) and specify in the Nova II Articles of Merger (the time the Nova II Merger becomes effective being the “Nova II Merger Effective Time”).

2.07 Effects of the REIT Mergers.

(a) The REIT Mergers will have the effects prescribed by this Agreement and the applicable provisions of the MGCL. Without limiting the generality of the foregoing, and subject thereto:

(1) at the Nova I Merger Effective Time, all of the property, rights, privileges, powers and franchises of Nova I shall vest in the Nova I Merger Surviving Entity, and all debts and obligations of Nova I shall become the debts and obligations of the Nova I Merger Surviving Entity; and

(2) at the Nova II Merger Effective Time, all of the property, rights, privileges, powers and franchises of Nova II shall vest in the Nova II Merger Surviving Entity, and all debts and obligations of Nova II shall become the debts and obligations of the Nova II Merger Surviving Entity.

2.08 Conversion of Nova I Common Stock.

(a) At the Nova I Merger Effective Time, by virtue of the Nova I Merger and without any action on the part of any of the parties hereto or the holder of any shares of Nova I Common Stock, subject to Section 3.03(e), each share of Nova I Common Stock issued and outstanding immediately prior to the Nova I Merger Effective Time shall be converted into the right to receive 0.3532 (as the same may be adjusted pursuant to paragraph (c) of this Section 2.08, the “Nova I Exchange Ratio”) shares of (x) in the event of a listing (without an IPO of Newco) of the shares of Newco Common Stock, Newco Class A Common Stock, and (y) in the event of the IPO of Newco, Newco Common Stock classified as follows: (i) 0.0530 shares of Newco Class B-1 Common Stock;

and (ii) 0.3002 shares of Newco Class B-2 Common Stock, and cash in lieu of fractional shares in accordance with Section 2.11 (the “Nova I Merger Consideration”).

(b) At the Nova I Merger Effective Time, each share of Nova I Common Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and shall thereafter represent only the right to receive (i) the Nova I Merger Consideration and (ii) any dividends or other distributions that the holder thereof has the right to receive pursuant to Section 3.02. If, between the date of this Agreement and the Nova I Merger Effective Time, the number of outstanding shares of Nova I Common Stock shall have been increased or decreased, or such shares are changed into or exchanged for a different number or kind of shares or securities, in any such case as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, an appropriate and proportionate adjustment shall be made to the Nova I Exchange Ratio to give holders of shares of Nova I Common Stock on an aggregate basis, the same economic effect as contemplated by this Agreement prior to such event; provided that nothing in this sentence shall be construed to permit any party to take any action with respect to its securities that is prohibited by the terms of this Agreement; provided further that no such adjustment shall be made to the Nova I Exchange Ratio as a result of (w) any Permitted Nova I Excluded Asset Distribution, (x) the Nova II Merger and the issuance of Newco Common Stock to the former stockholders of Nova II, (y) the issuance of any shares of Nova I Common Stock pursuant to the Nova I distribution reinvestment plan during the ten (10)-day period immediately following notice of suspension thereof in accordance with Section 6.16, or (z) the Constellation OP Contribution and the issuance of Newco Common Stock to Constellation OP.

(c) If Nova I declares or pays one or more Extraordinary Dividends, then the Nova I Exchange Ratio shall be reduced such that the Nova I Exchange Ratio shall be equal to the product of (i) the Nova I Exchange Ratio, without giving effect to such reduction, multiplied by (ii) a fraction, the numerator of which is a number equal to $9.10 minus the cumulative amount of Extraordinary Dividends per share declared or paid by Nova I prior to the Nova I Merger Effective Time, and the denominator of which is equal to $9.10. The parties agree to make appropriate and proportionate adjustments as necessary to the Nova I Exchange Ratio to the extent that any automatic adjustment to the Nova I Exchange Ratio pursuant to this Section 2.08(c) does not give Constellation OP and the holders of shares of Nova I Common Stock and Nova II Common Stock, as applicable, on an aggregate basis, the same economic effect as contemplated by this Agreement prior to any such Extraordinary Dividend.

2.09 Conversion of Nova II Common Stock.

(a) At the Nova II Merger Effective Time, by virtue of the Nova II Merger and without any action on the part of any of the parties hereto or the holder of any shares of Nova II Common Stock, subject to Section 3.03(e), each share of Nova II Common Stock issued and outstanding immediately prior to the Nova II Merger Effective Time shall be converted into the right to receive 0.3511 (as the same may be adjusted pursuant to paragraph (c) of this Section 2.09, the “Nova II Exchange Ratio”) shares of (x) in the event of a listing (without an IPO of Newco) of the shares of Newco Common Stock, Newco Class A Common Stock, and (y) in the event of the IPO of Newco, Newco Common Stock classified as follows: (i) 0.0527 shares of Newco Class B-1 Common Stock; and (ii) 0.2984 shares of Newco Class B-2 Common Stock, and cash in lieu of fractional shares in accordance with Section 2.11 (the “Nova II Merger Consideration” and together with the Nova I Merger Consideration, the “Merger Consideration”).

(b) At the Nova II Merger Effective Time, each share of Nova II Common Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and shall thereafter represent only the right to receive (i) the applicable Nova II Merger Consideration and (ii) any dividends or other distributions that the holder thereof has the right to receive pursuant to Section 3.02. If, between the date of this Agreement and the Nova II Merger Effective Time, the number of outstanding shares of Nova II Class A Common Stock or Nova II Class T Common Stock shall have been increased or decreased, or such shares are changed into or exchanged for a different number or kind of shares or securities, in any such case as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, an appropriate and proportionate adjustment shall be made to the Nova II Exchange Ratio to give holders of shares of Nova II Common Stock, on an aggregate basis, the same economic effect as contemplated by this Agreement prior to such event; provided that nothing in this sentence shall be construed to permit any party to take any action with respect to its securities that is prohibited by the terms of this Agreement; provided further that no such adjustment shall be made to the Nova II Exchange Ratio as a result of (x) the Nova I Merger and the issuance of Newco Common Stock to the former stockholders of Nova I, (y) the issuance of any shares of Nova I Common Stock pursuant to the Nova II distribution reinvestment plan during the ten (10)-day period immediately following notice of suspension thereof in accordance with Section 6.16, or (z) the Constellation OP Contribution and the issuance of Newco Common Stock to Constellation OP.

(c) If Nova II declares or pays one or more Extraordinary Dividends, then the Nova II Exchange Ratio shall be reduced such that the Nova II Exchange Ratio shall be equal to the product of (i) the Nova II Exchange Ratio in each case without giving effect to such reduction, multiplied by (ii) a fraction, the numerator of which is a number equal to $9.04 minus the cumulative amount of Extraordinary Dividends per share declared or paid by Nova II prior to the Nova II Merger Effective Time, and the denominator of which is equal to $9.04. The parties agree to make appropriate and proportionate adjustments as necessary to the Nova II Exchange Ratio to the extent that any automatic adjustment to the Nova II Exchange Ratio pursuant to this Section 2.09(c) does not give Constellation OP and the holders of shares of Nova I Common Stock or Nova II Common Stock, on an aggregate basis, the same economic effect as contemplated by this Agreement prior to any such Extraordinary Dividend.

2.10 Cancellation and Redemption of Certain Nova I OP Units and Nova II OP Units.

(a) Immediately prior to the Newco Contribution and the Liquidating Trust Distribution (if any), (i) each “Special Partnership Unit” (as defined in the agreement of limited partnership of Nova I OP) shall be cancelled, and (ii) each “Partnership Unit” (as defined in the agreement of limited partnership of Nova I OP) owned by NS Real Estate Income Trust Advisor, LLC shall be redeemed by Nova I OP for $9.10 in cash.

(b) Immediately prior to the Newco Contribution, (i) each “Special Partnership Unit” (as defined in the agreement of limited partnership of Nova II OP) shall be cancelled, and (ii) each “Partnership Unit” (as defined in the agreement of limited partnership of Nova II OP) owned by NorthStar Real Estate Income Advisor II, LLC shall be redeemed by Nova II OP for $9.04 in cash.

2.11 No Fractional Shares. Notwithstanding anything in this Agreement to the contrary, no fractional shares of Newco Common Stock shall be issued upon the surrender for exchange of Old Certificates (as defined below), no dividend or other distribution with respect to Newco Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Newco. In lieu of the issuance of any fractional share, Newco shall pay to each former stockholder of Nova I or Nova II, as applicable, who otherwise would be entitled to receive such fractional share of Newco Common Stock at the Applicable Effective Time an amount in cash (rounded to the nearest cent) determined by multiplying (i) (A) in the event of the IPO of Newco, the public offering price per share of Newco Common Stock or (B) in the event of a listing (without an IPO of Newco) of the shares of Newco Common Stock, the volume weighted average price of a share of Newco Common Stock on the applicable National Securities Exchange for the five (5) full trading days immediately following the day the shares of Newco Common Stock commence trading on such National Securities Exchange, by (ii) the fraction (rounded to the nearest thousandth when expressed in decimal form) of a share of Newco Common Stock that such holder would otherwise be entitled to receive pursuant to Section 2.08 or Section 2.09, as applicable.

2.12 Dissenters’ Rights. No dissenters’ or appraisal rights shall be available with respect to the Transactions.

2.13 Treatment of Nova I Restricted Common Stock. At the Nova I Merger Effective Time: (i) each share of Nova I Restricted Common Stock that is outstanding immediately prior to the Nova I Merger Effective

Time shall vest in connection with the consummation of the Nova I Merger and (ii) the holder thereof shall be entitled to receive that number of shares of Newco Common Stock represented by such vested number of shares of Nova I Restricted Common Stock multiplied by the Nova I Exchange Ratio, classified as follows: (x) in the event of a listing (without an IPO of Newco) of the shares of Newco Common Stock, 100% as Newco Class A Common Stock; and (y) in the event of the IPO of Newco, (A) fifteen percent (15%) as Newco Class B-1 Common Stock; and (y) eighty-five percent (85%) as Newco Class B-2 Common Stock.

2.14 Treatment of Nova II Restricted Common Stock. At the Nova II Merger Effective Time: (i) each share of Nova II Restricted Common Stock that is outstanding immediately prior to the Nova II Merger Effective Time shall vest in connection with the consummation of the Nova II Merger and (ii) the holder thereof shall be entitled to receive that number of shares of Newco Common Stock represented by such vested number of shares of Nova II Restricted Common Stock multiplied by the Nova II Exchange Ratio, classified as follows: (x) in the event of a listing (without an IPO of Newco) of the shares of Newco Common Stock, 100% as Newco Class A Common Stock; and (y) in the event of the IPO of Newco, (A) fifteen percent (15%) as Newco Class B-1 Common Stock; and (y) eighty-five percent (85%) as Newco Class B-2 Common Stock.

2.15 Organizational Documents.

(a) Prior to the Nova I Merger Effective Time and the Nova II Merger Effective Time, Newco shall take all action necessary to amend Newco’s Organizational Documents so that the charter of Newco is in the form of Exhibit B (the “Newco Charter”) and the bylaws of Newco are in the form of Exhibit C (the “Newco Bylaws”).

(b) The Organizational Documents of Newco as in effect immediately prior to the Nova I Merger Effective Time shall be the Organizational Documents of the Nova I Merger Surviving Entity as of the Nova I Merger Effective Time.

(c) The Organizational Documents of Newco as in effect immediately prior to the Nova II Merger Effective Time shall be the Organizational Documents of the Nova II Merger Surviving Entity as of the Nova II Merger Effective Time.

(d) Prior to the Newco Contribution, Newco, in its capacity as the sole managing member of Newco OP, shall take all action necessary to amend Newco OP’s Organizational Documents so that the limited liability company operating agreement of Newco OP is in the form of Exhibit D (the “Newco OP Operating Agreement”).

2.16 Board of Directors. Prior to the Closing, the parties shall take all actions necessary so that, no later than the Nova I Merger Effective Time and the Nova II Merger Effective Time, the board of directors of Newco shall consist of seven (7) members, of which no fewer than a majority are “independent” as defined by the listing standards of the applicable National Securities Exchange.

ARTICLE III

EXCHANGE OF SHARES

3.01 Newco to Make Merger Consideration Available. Promptly after the Nova I Merger Effective Time and the Nova II Merger Effective Time, Newco shall deposit, or shall cause to be deposited, with a bank or trust company designated by Constellation OP and reasonably acceptable to the Other Parties (the “Exchange Agent”), for the benefit of the holders of Old Certificates, for exchange in accordance with this Article III, (a) New Certificates to be issued pursuant to Sections 2.08 and 2.09 and exchanged pursuant to Section 3.03(a) for Old Certificates and (b) cash in an amount sufficient to pay cash in lieu of any fractional shares (such cash and any New Certificates described in the foregoing clauses (a) and (b), together with any dividends or other distributions with respect thereto, the “Exchange Fund”). The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Newco, provided that no such investment or losses thereon shall affect the amount of Nova I Merger Consideration or Nova II Merger Consideration, as applicable, payable to the holders of Old Certificates. Any interest and other income resulting from such investments shall be paid to Newco.

3.02 Payment of Dividends. Prior to the Applicable Effective Time, Nova I and Nova II shall deposit, or shall cause to be deposited, with the Exchange Agent, or with their respective transfer agent, for further payment to holders prior to such time of Nova I Common Stock or Nova II Common Stock, as applicable, an amount in cash, or units or other securities of the Liquidating Trust (if any), equal to any dividend or other distribution theretofore declared in respect of the Nova I Common Stock or the Nova II Common Stock for any record date prior to the Applicable Effective Time in accordance with Section 5.01(e), including any Extraordinary Dividend and any Distributing Party Special Dividend, that shall not then have been paid to holders of Nova I Common Stock or Nova II Common Stock, as applicable. For the avoidance of doubt, if the Applicable Effective Time occurs prior to any record date in respect of a dividend or other distribution declared by the Nova I Board or the Nova II Board, no holder shall have any right to any such dividend or other distribution in respect of the Nova I Common Stock or the Nova II Common Stock, all such rights shall be extinguished at the Applicable Effective Time and any such declared dividend or other distribution shall no longer be due and payable. Any resolution of the Nova I Board or the Nova II Board declaring a dividend shall provide for the same.

3.03 Exchange of Shares.

(a) As promptly as practicable after the Applicable Effective Time, Newco shall cause the Exchange Agent to mail or otherwise provide to each holder of record of one or more Old Certificates a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Old Certificates shall pass, only upon proper delivery of the Old Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Old Certificates in exchange for the applicable New Certificates and any cash in lieu of fractional shares that the Nova I Common Stock or Nova II Common Stock, as applicable, represented by such Old Certificate or Old Certificates shall have been converted into the right to receive pursuant to this Agreement, as well as any dividends or other distributions to be paid pursuant to Section 3.03(b). From and after the Applicable Effective Time, upon proper surrender of an Old Certificate or Old Certificates for exchange and cancellation to the Exchange Agent, together with such properly completed and duly executed letter of transmittal (or upon proper delivery of an “agent’s message” with respect to book-entry shares), the holder of such Old Certificate or Old Certificates shall be entitled to receive in exchange therefor, as applicable: (i) a New Certificate representing that number of shares of Newco Common Stock to which such holder shall be entitled pursuant to the provisions of Article II; (ii) a check representing the amount of any cash in lieu of any fractional shares that such holder has the right to receive in respect of the Old Certificate or Old Certificates surrendered pursuant to the provisions of this Article III; and (iii) to the extent deposited with the Exchange Agent, any dividends or other distributions that the holder thereof has the right to receive pursuant to this Section 3.03, and the Old Certificate or Old Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any cash in lieu of fractional shares or any dividends or other distributions payable to holders of Old Certificates. Until surrendered as contemplated by this Section 3.03, each Old Certificate shall be deemed at any time after the Applicable Effective Time to represent only the right to receive, upon surrender, the Merger Consideration and, to the extent deposited with the Exchange Agent, any cash in respect of dividends or other distributions as contemplated by this Section 3.03.

(b) No dividends or other distributions authorized and declared with respect to Newco Common Stock shall be paid to the holder of any unsurrendered Old Certificate until the holder thereof shall surrender such Old Certificate in accordance with this Article III. After the surrender of an Old Certificate in accordance with this Article III, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, that following the Applicable Effective Time had become payable with respect to the shares of Newco Common Stock that the shares of Nova I Common Stock or the applicable class of shares of Nova II

Common Stock, as applicable, represented by such Old Certificate have been converted into the right to receive. The surrender of an Old Certificate shall not impact a holder’s right, to the extent applicable, to receive any declared but unpaid dividends or other distributions on the shares of Nova I Common Stock or Nova II Common Stock, as applicable, represented by such Old Certificate.

(c) If any New Certificate representing shares of Newco Common Stock is to be issued in a name other than that in which the Old Certificate or Old Certificates surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Old Certificate or Old Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar Taxes required by reason of the issuance of a New Certificate representing shares of Newco Common Stock in any name other than that of the registered holder of the Old Certificate or Old Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d) After the Applicable Effective Time, there shall be no transfers on the stock transfer books of Nova I or Nova II of the shares of Nova I Common Stock or Nova II Common Stock, as applicable, that were issued and outstanding immediately prior to the Applicable Effective Time. If, after the Applicable Effective Time, Old Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the applicable Merger Consideration and, to the extent deposited with the Exchange Agent, dividends or other distributions to which the holder presenting such Old Certificates is entitled, as provided in this Article III.

(e) Any portion of the Exchange Fund that remains unclaimed by the stockholders of Nova I or Nova II one (1) year after the Applicable Effective Time shall be paid to Newco. Any former stockholders of Nova I or Nova II who have not theretofore exchanged their Old Certificates pursuant to this Article III shall thereafter look only to Newco for payment of the applicable Merger Consideration as well as, to the extent deposited with the Exchange Agent, dividends or other distributions that the holder presenting such Old Certificates is entitled to, as provided in this Article III, and any unpaid dividends and other distributions on the shares of Newco Common Stock to which such holder is entitled pursuant to Article II, in each case, without any interest thereon. Notwithstanding the foregoing, none of the Nova I Parties, the Nova II Parties, the Newco Parties, Constellation OP, the Exchange Agent or any other person shall be liable to any former stockholder of Nova I or Nova II for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(f) Each of the parties and each of their Subsidiaries shall be entitled to deduct and withhold, or cause the Exchange Agent or the transfer agent of Nova I and Nova II, as applicable, to deduct and withhold, from any dividends or other distributions payable pursuant to this Section 3.03 or any consideration or amounts otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld and paid over to the appropriate Governmental Authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which the deduction and withholding was made.

(g) In the event any Old Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Old Certificate to be lost, stolen or destroyed and, if required by Newco, the posting by such person of a bond in such amount as Newco may determine is reasonably necessary as an indemnity against any claim that may be made against it with respect to such Old Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Old Certificate the applicable Merger Consideration and, to the extent deposited with the Exchange Agent, dividends or other distributions to which the person claiming such Old Certificate to be lost, stolen or destroyed is entitled, as provided in this Article III.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

4.01 Representations and Warranties of the Nova I Parties. Except as Previously Disclosed, the Nova I Parties hereby jointly represent and warrant to the Constellation Parties, the Nova II Parties and the Newco Parties, as of the date of this Agreement (but subject to Sections 7.03(a) and 7.04(a)), as follows:

(a) Organization, Standing and Authority. Each Nova I Party (i) is a corporation or limited partnership duly organized, validly existing and in good standing under the Laws of the jurisdiction of its formation and (ii) is duly qualified to do business and is in good standing in all jurisdictions where its ownership or leasing of property or assets or its conduct of business requires it to be so qualified, except where the failure to be so qualified or in good standing has not resulted in, and would not reasonably be expected to result in, a Nova I Material Adverse Effect.

(b) Capitalization.

(1) The authorized stock of Nova I consists of (x) 400,000,000 shares of Nova I Common Stock and (y) 50,000,000 shares of Nova I Preferred Stock. As of the date of this Agreement, (i) 119,038,873.311 shares of Nova I Common Stock are issued and outstanding (ii) no shares of Nova I Preferred Stock are issued and outstanding and (iii) 121,364 shares of Nova I Restricted Common Stock have been granted pursuant to the Nova I Incentive Plan. Nova I has provided to the Other Parties a true and complete list of all outstanding Nova I Restricted Common Stock, as of the date of this Agreement, including the name of the recipient and the applicable vesting schedule. The outstanding shares of Nova I Common Stock have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, and subject to no preemptive rights (and were not issued in violation of any preemptive rights). Except for shares of Nova I Common Stock issuable pursuant to the Nova I Incentive Plan, as of the date of this Agreement, there are no shares of Nova I Common Stock reserved for issuance, Nova I does not have any Rights outstanding with respect to shares of Nova I Common Stock, and Nova I does not have any commitment to authorize, issue or sell any shares of Nova I Common Stock or Rights. As of the date of this Agreement, Nova I has no commitment to redeem, repurchase or otherwise acquire, or to register with the SEC, any shares of Nova I Common Stock.

(2) As of the date hereof, all of the partnership interests in Nova I OP are owned by Nova I, with the exception of (i) 100 “Partnership Units” (as defined in the agreement of limited partnership of Nova I OP) owned by NS Real Estate Income Trust Advisor, LLC, and (ii) 100 “Special Partnership Units” (as defined in the agreement of limited partnership of Nova I OP) owned by NorthStar OP Holdings, LLC.

(c) Significant Subsidiaries. Section 4.01(c) of the Nova I Disclosure Letter sets forth as of the date hereof each of Nova I’s Significant Subsidiaries and the ownership interest of Nova I in each such Significant Subsidiary. Each of Nova I’s Significant Subsidiaries is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or formation. Each of Nova I’s Significant Subsidiaries is duly qualified to do business and is in good standing in all jurisdictions where its ownership or leasing of property or assets or its conduct of business requires it to be so qualified, except where the failure to be so qualified or in good standing has not resulted in, and would not reasonably be expected to result in, a Nova I Material Adverse Effect. As of the date of this Agreement, Nova I owns, directly or indirectly, its outstanding equity securities of each of its Significant Subsidiaries set forth in Section 4.01(c) of the Nova I Disclosure Letter free and clear of any Liens other than Permitted Liens, and there are no contracts, commitments, understandings, or arrangements relating to its rights to vote or to dispose of such securities. The outstanding equity securities of each of Nova I’s Significant Subsidiaries have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, and subject to no preemptive rights (and were not issued in violation of any preemptive rights).

(d) Power and Authority. Each Nova I Party and each Nova I Subsidiary has the corporate (or comparable) power and authority to carry on its business as it is now being conducted and to own or lease all of its properties and assets, and to execute, deliver and perform its obligations under this Agreement, and each Nova I Party has the corporate (or comparable) power and authority to consummate the Transactions to which such Nova I Party is a party.

(e) Due Authorization and Execution.

(1) Each Nova I Party has duly authorized, executed and delivered this Agreement and has taken all corporate or limited partnership action necessary in order to execute and deliver this Agreement. Subject only to receipt at the Nova I Stockholders Meeting of the affirmative vote of holders of a majority of the outstanding shares of Nova I Common Stock entitled to vote on the Nova I Merger, the Nova I Charter Amendments and the other Transactions, to the extent such other Transactions are applicable to the Nova I Parties and required under the MGCL to be voted on by the stockholders of Nova I (the “Nova I Requisite Vote”), this Agreement and the Transactions have been authorized by all corporate or limited partnership action necessary on the part of each Nova I Party. Assuming due execution by the Other Parties, this Agreement is a valid and legally binding obligation of each Nova I Party, enforceable against each Nova I Party in accordance with its terms (except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

(2) On or prior to the date hereof, the Nova I Board, upon the unanimous recommendation of the Nova I Board Special Committee, at a duly called and held meeting has unanimously (i) duly and validly authorized, in its own capacity and as the board of the sole general partner of Nova I OP, the execution, delivery and performance by Nova I and Nova I OP of the Original Combination Agreement and declared advisable the Original Combination Agreement and, on the terms and subject to the conditions set forth in the Original Combination, the Nova I Merger, the Nova I Charter Amendments and the other Transactions, to the extent such other Transactions are applicable to the Nova I Parties, (ii) directed that the Nova I Merger, the Nova I Charter Amendments and the other Transactions, to the extent such other Transactions are applicable to the Nova I Parties and required under the MGCL to be voted on by the stockholders of Nova I, be submitted (as they may be combined or separately required to be proposed or presented) for consideration and approval at the Nova I Stockholders Meeting and (iii) subject to Section 6.01, resolved to recommend that the stockholders of Nova I vote in favor of the approval of the Nova I Merger, the Nova I Charter Amendments and the other Transactions, to the extent such other Transactions are applicable to the Nova I Parties and required under the MGCL to be voted on by the stockholders of Nova I (as they may be combined or separately required to be proposed or presented), and to include such recommendations in the Proxy Statement.

(f) Approvals; No Defaults.

(1) Except as set forth in Section 4.01(f) of the Nova I Disclosure Letter (collectively, the “Nova I Regulatory and Third Party Approvals”), no consents or approvals of, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by Nova I or any Nova I Subsidiary in connection with the execution, delivery or performance by Nova I or Nova I OP of this Agreement or the consummation by Nova I or any Nova I Subsidiary of the Transactions to which any of them is a party. As of the date hereof, to the Knowledge of Nova I, the Nova I Parties are not aware of any reason why the necessary Nova I Regulatory and Third Party Approvals will not be received in order to permit consummation of the Transactions on a timely basis.

(2) Subject to (i) receipt, filing or registration, as applicable, of the Nova I Regulatory and Third Party Approvals and the expiration of related waiting periods and (ii) required filings under the Exchange Act, the Securities Act and state securities and “blue sky” Laws, the execution, delivery and performance of this Agreement by the Nova I Parties and the consummation by Nova I and the Nova I

Subsidiaries of the Transactions to which any of them is a party, do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien or any acceleration of remedies, penalty, increase in material benefit payable or right of termination under, any applicable Law, any Contract or other instrument or agreement of Nova I or of any Significant Subsidiary of Nova I or to which Nova I or any Significant Subsidiary of Nova I or any of their material, directly owned properties is subject or bound (provided that Equity Interests in any person shall not be deemed to be the properties or assets of Nova I or any Nova I Subsidiary), (B) constitute a breach or violation of, or a default under, the Organizational Documents of Nova I or any Significant Subsidiary of Nova I or (C) require Nova I or any Significant Subsidiary of Nova I to obtain any consent or approval under any such Law, Contract or other instrument or agreement, except, in the case of clause (A) or (C), for any such breach, violation, default, consent or approval that has not resulted in, and would not reasonably be expected to result in, a Nova I Material Adverse Effect.

(g) Nova I SEC Documents and Nova I Financial Statements.

(1) Nova I’s Annual Reports on Form 10-K for the fiscal years ended December 31, 2015 and 2016, and all other reports, registration statements, definitive proxy statements or information statements filed by Nova I or any of the Nova I Subsidiaries subsequent to January 1, 2015 under the Securities Act or under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, in the form filed (such documents, collectively, the “Nova I SEC Documents”) with the SEC as of the date filed, (A) complied in all material respects as to form with the applicable requirements under the Securities Act, the Exchange Act or the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and (B) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. Each of the financial statements contained in or incorporated by reference into any such Nova I SEC Document (including the related notes and schedules, the “Nova I Financial Statements”) (1) complied or will comply, as the case may be, as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto; (2) have been or will be, as the case may be, prepared from, are in accordance with, and accurately reflect the books and records of Nova I and the Nova I Subsidiaries in all material respects; (3) have been or will be, as the case may be, prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end adjustments and as may be permitted by the SEC on Form 10-Q, Form 8-K or any successor or like form under the Exchange Act) in all material respects and (4) fairly presented in all material respects the consolidated balance sheets of Nova I and the Nova I Subsidiaries as of the date of such statement, and each of the statements of operations, comprehensive income, equity and cash flows or equivalent statements in such Nova I SEC Documents (including any related notes and schedules thereto) fairly presented in all material respects, the consolidated results of operations, changes in stockholders’ equity and changes in cash flows, as the case may be, of Nova I and the Nova I Subsidiaries for the periods to which those statements relate, in each case in accordance with GAAP consistently applied during the periods involved (except in each case as may be noted therein, and subject to normal year-end audit adjustments and as permitted by Form 10-Q in the case of unaudited statements). To the Knowledge of Nova I, as of the date hereof, none of the Nova I SEC Documents is the subject of ongoing SEC review or outstanding SEC comments and there are no inquiries or investigations by the SEC or any internal investigations pending or threatened, in each case regarding any accounting practices of Nova I.

(2) Nova I has made available to each of the Other Parties complete and correct copies of all material written correspondence between the SEC, on one hand, and Nova I, on the other hand, since January 1, 2015, other than as publicly filed as correspondence in the Electronic Data Gathering, Analysis and Retrieval Database of the SEC.

(3) Since January 1, 2015, Nova I has designed and maintained a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that: (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Nova I and its consolidated Subsidiaries; (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and the Nova I Board; and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets that could have a material effect on the financial statements. Nova I’s management has completed an assessment of the effectiveness of Nova I’s system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2016, and, except as set forth in the Nova I SEC Documents filed prior to the date of this Agreement, such assessment concluded that such controls were effective. Since January 1, 2015, Nova I (1) has designed and maintained disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information required to be disclosed by Nova I in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Nova I’s management as appropriate to allow timely decisions regarding required disclosure and (2) has not been subject to (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect in any material respect Nova I’s ability to record, process, summarize and report financial information or (B) any fraud, whether or not material, involving members of management who have a significant role in Nova I’s internal control over financial reporting.

(4) Neither Nova I nor any of the Nova I Subsidiaries has entered into or is subject to (A) any “off balance sheet arrangement” (as defined in Item 303(a)(4)(ii) of Regulation S-K promulgated under the Securities Act) or (B) any commitment to become party to any joint venture, off balance sheet partnership or any similar Contract or arrangement relating to any transaction or relationship between or among Nova I or any Nova I Subsidiary, on one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, in each case where the results, purpose or effect of such commitment or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, Nova I or any Nova I Subsidiary in Nova I’s or such Subsidiary’s published financial statements or other Nova I SEC Documents.

(h) Absence of Certain Changes. Since December 31, 2016 through the date of this Agreement, Nova I and the Nova I Subsidiaries have not incurred any liability other than in the ordinary course of business, except for any liabilities that have not resulted in, and would not reasonably be expected to result in, a Nova I Material Adverse Effect. Since December 31, 2016 through the date of this Agreement, (A) Nova I and the Nova I Subsidiaries have conducted their respective businesses in the ordinary course of business in all material respects (excluding the incurrence of expenses related to this Agreement and the Transactions) and (B) no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of this Section 4.01 or otherwise) has resulted in or would reasonably be expected to result in a Nova I Material Adverse Effect.

(i) No Undisclosed Liabilities. Except (i) as reflected or adequately reserved against on the consolidated balance sheets of Nova I as of March 31, 2017, (ii) for liabilities and obligations incurred since March 31, 2017 in the ordinary course of business consistent with past practice and (iii) for liabilities and obligations contemplated by this Agreement or in connection with the Transactions, neither Nova I nor any Nova I Subsidiary has any liabilities or obligations, contingent or otherwise, that would be required by GAAP to be reflected on, or disclosed in the notes to, the consolidated financial statements of Nova I and the Nova I Subsidiaries, other than as have not resulted in, and would not reasonably be expected to result in, a Nova I Material Adverse Effect.

(j) Litigation. There is no suit, action, investigation or proceeding pending or, to Nova I’s Knowledge, threatened against Nova I or any Nova I Subsidiary, nor is there any Order or arbitration outstanding against Nova I or any Nova I Subsidiary, in each case, except for those that have not resulted in, and would not reasonably be expected to result in, a Nova I Material Adverse Effect.

(k) Compliance with Laws. Nova I and each Nova I Subsidiary:

(1) conducts, and since January 1, 2015 has conducted, its business in compliance in all material respects with all applicable Laws;

(2) has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit them to own or lease their respective properties, if any, and to conduct their businesses as presently conducted, except those the absence of which have not resulted in, and would not reasonably be expected to result in, a Nova I Material Adverse Effect; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to Nova I’s Knowledge, no suspension or cancellation of any of them is threatened, in each case, except as has not resulted in, and would not reasonably be expected to result in, a Nova I Material Adverse Effect; and

(3) has not received, since January 1, 2015, any written notification from any Governmental Authority (A) asserting that Nova I or any Nova I Subsidiary is not in compliance with any of the statutes, regulations or ordinances that such Governmental Authority enforces or (B) threatening to revoke any license, franchise, permit or governmental authorization, in each case of clauses (A) and (B), except as has not resulted in, and would not reasonably be expected to result in, a Nova I Material Adverse Effect.

(l) Material Contracts; Defaults.

(1) Except with respect to the Nova I Excluded Asset, Section 4.01(l) of the Nova I Disclosure Letter sets forth a list of agreements, contracts, arrangements, commitments or understandings (each, a “Contract”), including all amendments, supplements, exhibits and side letters to any such Contract, to which Nova I or any Nova I Subsidiary is a party or by which any of their respective properties or assets are bound (provided that Equity Interests in any person shall not be deemed to be the properties or assets of Nova I or any Nova I Subsidiary), which, as of the date of this Agreement (provided that Nova I shall not be required to list those Contracts that have been filed by Nova I with the SEC or incorporated by reference into the Nova I SEC Documents):

(i) is or will be required to be filed as an exhibit to Nova I’s Annual Report on Form 10-K pursuant to Item 601(b)(2), (4), (9) or (10) of Regulation S-K promulgated under the Securities Act;

(ii) contains any non-compete or exclusivity provisions with respect to any line of business or geographic area with respect to Nova I or any Nova I Subsidiary, or which restricts the conduct of any line of business of Nova I or any Nova I Subsidiary, in each case, that have or would reasonably be expected to have a material impact on the business or operations of Nova I and the Nova I Subsidiaries, taken as a whole;

(iii) establishes a material partnership, joint venture or similar arrangement;

(iv) relates to the borrowing of money from, or extension of credit to, a third party, in each case having a principal amount of Indebtedness in excess of $50 million, other than accounts receivable and payable incurred or arising in the ordinary course of business consistent with past practice (further Section 4.01(l) of the Nova I Disclosure Letter shall specifically note if the consummation of the Transactions, absent a consent from the counterparty to such Contract, results in a right of termination, cancellation, acceleration or amendment of, triggers any payments or results in any violation of or constitutes a breach or default of such Contract);

(v) requires Nova I or any Nova I Subsidiary to dispose of or acquire assets or properties with a fair market value in excess of $50 million, or involves any pending or contemplated merger, consolidation or similar business combination;

(vi) is material to Nova I and is with a Governmental Authority; or

(vii) is material to Nova I and the Nova I Subsidiaries, taken as a whole, and contains any so-called “most favored nations” or similar provisions requiring Nova I or any Nova I Subsidiary to offer a person any terms or conditions that are at least as favorable as those offered to any other person.

(2) Each Contract of the type described above in Section 4.01(l)(1), and any Nova I Principal MBS Agreement, any Contract forming part of the Nova I Loan Files, any Nova I PE Investment Agreement or any Nova I Major Lease, whether or not set forth in Section 4.01(l) of the Nova I Disclosure Letter, is referred to herein as a “Nova I Material Contract”; provided, that no agreement, contract, commitment or understanding with respect to the Nova I Excluded Asset shall be deemed to be a Nova I Material Contract. Except as has not resulted in, and would not reasonably be expected to result in, a Nova I Material Adverse Effect, each Nova I Material Contract is legal, valid, binding and enforceable in accordance with its terms on Nova I and each Nova I Subsidiary that is a party thereto and, to the Knowledge of Nova I, each other party thereto, and is in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

(3) Neither Nova I nor any Nova I Subsidiary is in default, and to the Knowledge of Nova I no other party is in default, under any Nova I Material Contract to which it is a party, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default, in each case, except as has not resulted in, and would not reasonably be expected to result in, a Nova I Material Adverse Effect.

(4) Nova I has delivered or made available to each of the Other Parties or provided to the Other Parties for review, prior to the execution of the Original Combination Agreement, true and complete copies of all of the Nova I Material Contracts.

(m) Employees. Nova I and each Nova I Subsidiary currently has no, and has never had, any employees.

(n) Taxes.

(1) Nova I and each Nova I Subsidiary has timely filed with the appropriate Governmental Authority all Tax Returns required to be filed, taking into account any extension of time within which to file such Tax Returns, and all such Tax Returns are complete and correct, subject in each case to such exceptions as have not resulted in, and would not reasonably be expected to result in, a Nova I Material Adverse Effect. Nova I and each Nova I Subsidiary has duly paid (or there has been paid on their behalf), or made adequate provisions for, all material Taxes required to be paid by them, whether or not shown on any Tax Return. Neither Nova I nor any Nova I Subsidiary has received a written claim, or to the Knowledge of Nova I, an unwritten claim, by any authority in a jurisdiction where any of them does not file Tax Returns that it is or may be subject to material Tax in that jurisdiction. Nova I and each Nova I Subsidiary have established reserves in accordance with GAAP that are adequate for the payment of all material Taxes not yet due and payable with respect to each of them through the date of the most recent Nova I Financial Statements.

(2) There are no audits, investigations by any Governmental Authority or other proceedings ongoing, or to the Knowledge of Nova I, threatened with regard to any material Taxes or material Tax Returns of Nova I or any Nova I Subsidiary. No deficiency for Taxes of Nova I or any Nova I

Subsidiary has been claimed, proposed or assessed in writing or, to the Knowledge of Nova I, threatened, by any Governmental Authority, which deficiency has not yet been settled, except for such deficiencies which are being contested in good faith by appropriate proceedings and for which adequate reserves have been made or with respect to which the failure to pay has not resulted in a Nova I Material Adverse Effect. Neither Nova I nor any Nova I Subsidiary has waived any statute of limitations with respect to material Taxes or agreed to any extension of time with respect to any material Tax assessment or deficiency for any open tax year (in each case other than in connection with any extension of time to file any Tax Return). Neither Nova I nor any Nova I Subsidiary has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) with regard to material Taxes.

(3) Neither Nova I nor any Nova I Subsidiary holds any asset the disposition of which would be subject to (or to rules similar to) Section 337(d) or Section 1374 of the Code or the regulations thereunder, nor has it disposed of any such asset during its current taxable year.

(4) Neither Nova I nor any Nova I Subsidiary (other than a Taxable REIT Subsidiary) has engaged at any time in any “prohibited transactions” within the meaning of Section 857(b)(6)(B)(iii) of the Code, as modified by Sections 857(b)(6)(C) and 857(b)(6)(D) of the Code. No event has occurred, and no condition or circumstance exists, that presents a material risk that any material Tax under Section 857(b)(6)(A) of the Code will be imposed on Nova I or any Nova I Subsidiary.

(5) Nova I and each of the Nova I Subsidiaries have complied, in all material respects, with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471 and 3402 of the Code or similar provisions under any foreign Laws) and have duly and timely withheld and have paid over to the appropriate Governmental Authorities all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(6) There are no, and never have been any, Nova I Tax Protection Agreements in force or otherwise binding upon Nova I or any Nova I Subsidiary.

(7) There are no material Tax Liens upon any property or assets of Nova I or any Nova I Subsidiary except for Permitted Liens with respect to Nova I or such Nova I Subsidiary.

(8) Neither Nova I nor any Nova I Subsidiary has participated in any “reportable transaction,” within the meaning of Treasury Regulation Section 1.6011-4(b), other than any loss transaction within the meaning of Treasury Regulation Section 1.6011-4(b)(5).

(9) Nova I (i) has been subject to taxation as a REIT and has satisfied all requirements to qualify as a REIT for each taxable year commencing with its taxable year ended December 31, 2010, (ii) has operated since January 1, 2017 to the date hereof in a manner consistent with the requirements for qualification and taxation as a REIT; (iii) intends to continue to operate in such a manner as to qualify as a REIT through the Nova I Merger Effective Time (in the case of each of clauses (i), (ii), and (iii), independent of, and without having to comply with, any (A) procedure for payment of a material deficiency or other post-Closing dividend for any taxable year, or (B) provision for relief from any requirement of the Code which may be available from the IRS on a discretionary basis or only upon the payment of a material excise, penalty or similar Tax); and (iv) has not taken or omitted to take any action if such action or omission, as the case may be, could reasonably be expected to result in a challenge by the IRS or any other Governmental Authority to its status as a REIT, and no such challenge is pending or has been threatened in writing. Section 4.01(n)(9) of the Nova I Disclosure Letter sets forth a true, correct and complete list identifying each Nova I Subsidiary that is a Qualified REIT Subsidiary, a Taxable REIT Subsidiary, a REIT or any other entity treated as a corporation for U.S. federal income tax purposes.

(10) Neither Nova I nor any Nova I Subsidiary has requested, has received or is subject to any written ruling of a Governmental Authority or has entered into any written agreement with a Governmental Authority with respect to any material Taxes.

(11) There are no Tax allocation or sharing agreements or similar arrangements with respect to, binding, or otherwise involving Nova I or any Nova I Subsidiary other than customary gross-up provisions of any credit or similar commercial contract the primary purpose of which does not relate to Taxes.

(12) Neither Nova I nor any Nova I Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was any Nova I Subsidiary) or (ii) has any liability for material Taxes of any person (other than Nova I or any Nova I Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign Laws), as a transferee or successor, by contract or otherwise.

(13) Neither Nova I nor any Nova I Subsidiary has been the “distributing corporation” or “controlled corporation” (as such terms are defined in Section 355 of the Code) with respect to a distribution of stock described in or intended to qualify for tax-free treatment (in whole or in part) under Section 355(a) of the Code or Section 361 of the Code (i) within the two-year period ending as of the date of this Agreement, or (ii) in a distribution that otherwise constitutes part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the transactions contemplated by this Agreement.

(14) Neither Nova I nor any Nova I Subsidiary is, will be (regardless of whether the REIT Mergers occur) or would be, as a result of the Transactions, required to include material amounts in income, or exclude items of deduction (in either case for Tax purposes), for any Tax period as a result of (i) a change in method of Tax accounting or period; (ii) an installment sale or “open transaction” disposition; (iii) a prepaid amount received, accrued, or paid; (iv) deferred income or gain; (v) an election under Section 108(i) of the Code; (vi) Section 481 of the Code, or, in the case of each of the foregoing, any corresponding or similar provision of state, local, or non-U.S. Law; (vii) the recapture of any tax credit or other special tax benefit; or (viii) the use of any special accounting method (such as the long-term method for accounting for long-term contracts). None of Nova I or any Nova I Subsidiary has pending a transaction under Section 1031 or 1033 of the Code or other tax-deferral transactions for which deferral will not be available as a result of the Transactions.

(15) No written power of attorney that has been granted by Nova I or any Nova I Subsidiary (other than to Nova I or a Nova I Subsidiary) is currently in force with respect to any matter relating to Taxes.

(16) No Nova I Subsidiary that is not a U.S. domestic corporation under applicable state law has ever been treated as other than a partnership or disregarded entity for U.S. federal income tax purposes, or has ever made an election on IRS Form 8832 with respect to its classification for U.S. federal income tax purposes.

(17) No Nova I Subsidiary directly or indirectly (i) manages a lodging facility or a health care facility or (ii) provides to any other person (under a franchise, license, or otherwise) rights to any brand name under which any lodging facility or health care facility is operated, in each case within the meaning of Section 856(l)(3) of the Code.

(18) Nova I does not have any “earnings and profits” for U.S. federal income tax purposes attributable to itself or any other corporation accumulated in any non-REIT year within the meaning of Section 857 of the Code.

(19) Nova I is a “domestically controlled qualified investment entity” within the meaning of Section 897(h)(4)(B) of the Code.

(o) Mortgage Backed Securities. Section 4.01(o) of the Nova I Disclosure Letter sets forth a list of the mortgage backed securities owned by Nova I or a Nova I Subsidiary that have a net book value of $10 million or more (collectively, the “Nova I MBS”). Nova I or a Nova I Subsidiary is the sole owner of the Nova I MBS, free and clear of any Liens (other than Permitted Liens). Nova I has made available to each of the Other Parties complete and correct copies of the Nova I MBS, the Nova I Principal MBS Agreements and the related certificates and other instruments evidencing ownership of the Nova I MBS to the extent that such foregoing documents are in Nova I’s possession, custody or control. Except as has not resulted in, and would not reasonably be expected to result in, a Nova I Material Adverse Effect, neither Nova I nor any Nova I Subsidiary (1) is in default in the performance of any of its obligations under any pooling and servicing agreements, trust and servicing agreements, trust agreements, servicing agreements or other similar documents providing for the creation of the Nova I MBS or the servicing of the mortgage loans underlying the Nova I MBS (collectively, but only to the extent that Nova I is a party to any of such foregoing agreements, the “Nova I Principal MBS Agreements”) or (2) has received any notice of any default by any master or special servicer of any Nova I MBS. There are no material agreements (other than the Nova I Principal MBS Agreements) between Nova I or any Nova I Subsidiary and the master or special servicer with respect to any series of Nova I MBS.

(p) Loans.

(1) Section 4.01(p)(1) of the Nova I Disclosure Letter sets forth a list of the loans or participations in loans owned by Nova I or a Nova I Subsidiary that have a net book value of $25 million or more (collectively, the “Nova I Loans”; provided, that no loan owned by Nova I or any Nova I Subsidiary with respect to the Nova I Excluded Asset shall be deemed to be a Nova I Loan). Nova I or a Nova I Subsidiary is (x) the sole owner of the Nova I Loans and (y) the sole owner or beneficiary of or under any related notes (collectively, the “Nova I Notes”), deeds of trust, mortgages, security agreements, guaranties, indemnities, financing statements, assignments, endorsements, bonds, letters of credit, accounts, insurance contracts and policies, credit reports, Tax Returns, appraisals, escrow documents, participation agreements (if applicable), loan files, servicing files and all other documents evidencing or securing the Nova I Loans (collectively, the “Nova I Loan Files”), in each case, free and clear of any Liens (other than Permitted Exceptions). Neither Nova I nor any Nova I Subsidiary has sold, assigned, transferred, encumbered, conveyed or pledged (other than pursuant to a pledge or encumbrance that no longer remains in effect) any Nova I Loan or Nova I Note, or the right to receive payments therefrom, to any third party. Nova I has made available to each of the Other Parties complete and correct copies of the Nova I Loans and related Nova I Loan Files that are in Nova I’s possession, custody or control.

(2) (A) Each Nova I Loan is subject only to “Permitted Exceptions”, which consist of the following: (i) Permitted Liens; (ii) in the case of Nova I Loans that constitute mortgage loans (x) Liens affecting title acceptable to prudent mortgage lending institutions generally and (y) rights of tenants with no options to purchase or rights of first refusal to purchase, except as disclosed in the Nova I Loan Files; and (iii) other matters that would not reasonably be expected to result in a Nova I Material Adverse Effect; (B) each of the Nova I Loans (i) to the Knowledge of Nova I, is valid, binding and enforceable against the applicable obligor or borrower thereunder in accordance with its terms (except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles), (ii) was originated in all material respects in compliance with applicable Laws, and (iii) has generally been serviced in accordance with the terms of the related Nova I Note and pooling and servicing agreements and otherwise in accordance with industry accepted servicing practices and in compliance with applicable Law, in each case except as has not resulted in, and would not reasonably be expected to result in, a Nova I Material Adverse Effect; and (C) there is no delinquency in the payments of principal and interest required to be made under the terms of any Nova I Loan in excess of thirty (30) days beyond the applicable due date that has occurred or in any other payments required to be made under the terms of any Nova I Loan (inclusive of any applicable grace or cure period) that would reasonably be expected to result in a Nova I Material Adverse Effect.

(3) Nova I has no Knowledge of (A) any written notice asserting any offset, defense (including the defense of usury), claim (including claims of lender liability), counterclaim, right to rescission, set-off, abatement or diminution with respect to any Nova I Loan, Nova I Note or other related agreements, (B) any uncured monetary default in excess of thirty (30) days or event of acceleration existing under any Nova I Loan or the related Nova I Note, (C) any uncured non-monetary default, breach, violation or event of acceleration existing beyond the applicable grace or cure period under any Nova I Loan or the related Nova I Note, (D) any written claim contesting the validity or enforceability of, or purporting to revoke, terminate or rescind, any provision of any Nova I Loan, or (E) any written denial of further liability or obligation under any Nova I Loan or the related Nova I Note, except, in each case, for notices, violations, breaches, defaults or events of acceleration that have not resulted in, and would not reasonably be expected to result in, a Nova I Material Adverse Effect. Neither Nova I nor any Nova I Subsidiary is in breach of or default under any Nova I Loan, and no other event has occurred that, with notice and/or lapse of time, would constitute a default by Nova I or any Nova I Subsidiary thereunder, except for breaches or defaults that have not resulted in, and would not reasonably be expected to result in, a Nova I Material Adverse Effect.

(q) PE Investments. Section 4.01(q) of the Nova I Disclosure Letter sets forth a list of the Equity Interests owned by Nova I or a Nova I Subsidiary in real estate private equity funds that have a net book value of $10 million or more (collectively, the “Nova I PE Investments”). Except as has not resulted in, and would not reasonably be expected to result in, a Nova I Material Adverse Effect, (1) Nova I or a Nova I Subsidiary is the sole owner of the Nova I PE Investments and (2) all of the capital obligations currently due and payable of Nova I and the Nova I Subsidiaries have been fully funded and, to the Knowledge of Nova I, there are no pending capital calls. Section 4.01(q) of the Nova I Disclosure Letter also sets forth a schedule of all remaining capital commitments of Nova I or a Nova I Subsidiary in respect of the Nova I PE Investments. Neither Nova I nor any Nova I Subsidiary has sold, assigned, transferred, encumbered, conveyed or pledged any Nova I PE Investments, or the right to receive payments in respect of such Nova I PE Investments, to any third party. Nova I has made available to each of the Other Parties complete and correct copies of the limited partnership agreements and other documents underlying or otherwise evidencing the Nova I PE Investments (the “Nova I PE Investment Agreements”) that are in Nova I’s possession, custody or control.

(r) Financial Advisors. None of Nova I, the Nova I Subsidiaries or any of their directors or officers has employed any broker or finder or incurred (or will incur) any liability for any brokerage fees, commissions or finder’s fees in connection with the Transactions, except that, in connection with this Agreement, Nova I has engaged Credit Suisse Securities (USA) LLC (“Credit Suisse”) as the Nova I Board Special Committee’s financial advisor. The arrangements and related engagement letter in respect of the REIT Mergers and other Transactions with such financial advisor have been disclosed (and in the case of the related engagement letter, provided in unredacted form) to the Other Parties prior to the date hereof. As of the date of this Agreement, the Nova I Board Special Committee has received an oral opinion (to be confirmed by delivery of a written opinion) of Credit Suisse to the effect that, as of the date of such opinion and based on and subject to the assumptions, qualifications, limitations and other matters set forth in the written opinion, the Nova I Exchange Ratio provided for in the Nova I Merger is fair, from a financial point of view, to holders of Nova I Common Stock (other than Constellation and its affiliates).

(s) Intellectual Property. Nova I and the Nova I Subsidiaries have sufficient rights to use all material Intellectual Property used in their business as presently conducted, all of which rights shall survive unchanged as a result of the consummation of the Transactions, except for any changes that have not resulted in, and would not reasonably be expected to result in, a Nova I Material Adverse Effect.

(t) Real Property.

(1) Section 4.01(t)(1) of the Nova I Disclosure Letter sets forth a list of the common name and address of each parcel of real property owned by Nova I or any Nova I Subsidiary as of the date of this Agreement that has a net book value of $10 million or more (all such real property interests, together with all buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property, are individually referred to herein as a “Nova I Property”). As of the date of this Agreement, each of the Nova I

Properties is owned by Nova I or the Nova I Subsidiary indicated on Section 4.01(t)(1) of the Nova I Disclosure Letter. There are no real properties that Nova I or any Nova I Subsidiary is obligated to buy at some future date. Neither Nova I nor any Nova I Subsidiary leases or subleases, or is obligated to lease or sublease at some future date, in each case, as a tenant or subtenant, any real property.

(2) Nova I or a Nova I Subsidiary, as applicable, owns good and valid fee simple title to each of the Nova I Properties, in each case, free and clear of Liens, except for Permitted Liens, none of which Permitted Liens have resulted in or would reasonably be expected to result in a Nova I Material Adverse Effect.

(3) There are no pending or, to the Knowledge of Nova I, threatened condemnation, expropriation, eminent domain or rezoning proceedings affecting all or any portion of any of the Nova I Properties. Nova I or the applicable Nova I Subsidiary has all material certificates, variances, permits, licenses or rights required by applicable Law for use and occupancy as are necessary to conduct the business of Nova I or the applicable Nova I Subsidiary thereon as presently conducted or currently intended by Nova I or the applicable Nova I Subsidiary to be conducted, and to the Knowledge of Nova I, neither Nova I nor any Nova I Subsidiary has received written notice of any outstanding threat of modification, suspension or cancellation of any such material certificate, variance, permit, license or right, except as would not reasonably be expected to result in a Nova I Material Adverse Effect.

(4) Section 4.01(t)(4) of the Nova I Disclosure Letter sets forth a list of each lease or sublease to which Nova I or a Nova I Subsidiary is a lessor with respect to any of the Nova I Properties, together with all amendments, modifications, supplements, renewals and extensions related thereto, which lease (i) (A) provides for monthly rent in excess of Ten Thousand Dollars ($10,000) and (B) has a term of sixty (60) months or longer or (ii) is for a net rentable area in excess of eighteen thousand (18,000) square feet (the “Nova I Major Leases”). Nova I has made available to each of the Other Parties complete and correct copies of the Nova I Major Leases.

(5) To the Knowledge of Nova I, there are no Tax abatements or exemptions specifically affecting the Nova I Properties, and neither Nova I nor any Nova I Subsidiary has received any written notice of (and Nova I does not have any Knowledge of) any proposed increase in the assessed valuation of any of the Nova I Properties or of any proposed public improvement assessments that will result in the Taxes or assessments payable in the next tax period increasing, except in each case for any such Taxes or assessment that have not resulted in, and would not reasonably be expected to result in, a Nova I Material Adverse Effect.

(6) No purchase option has been exercised under any Nova I Major Lease or Nova I Material Contract for which the purchase has not closed prior to the date of this Agreement.

(7) (i) There are no unexpired options to purchase agreements, rights of first refusal or first offer or any other rights to purchase or otherwise acquire any Nova I Property or any portion thereof (other than a tenant’s right to lease space), and (ii) there are no other outstanding rights or agreements to enter into any contract for sale, ground lease or letter of intent to sell or ground lease any Nova I Property that, in each case, is in favor of any third party.

(8) With respect to each Nova I Property, there is issued and outstanding a Nova I Title Insurance Policy, a copy of which, together with all exception documents referenced therein other than such documents pertaining to utility easements, right of way easements, and other easements for the benefit or use of the public or that do not impose any monetary obligations, has been made available to each of the Other Parties. No written claim has been made against any Nova I Title Insurance Policy that has resulted in or would be reasonably expected to result in a Nova I Material Adverse Effect.

(9) Nova I has made available to each of the Other Parties a rent roll relating to the Nova I Properties that is true, correct and complete in all material respects as of the date of this Agreement. Neither Nova I nor any Nova I Subsidiary has entered into any agreements with any Governmental Authority relating to assistance with rent payments.

(10) Nova I and the Nova I Subsidiaries have good and valid title to, or a valid and enforceable leasehold interest in, or other right to use, all personal property owned, used or held for use by them as of the date of this Agreement (other than property owned by tenants and used or held in connection with the applicable tenancy), except as has not resulted in, and would not reasonably be expected to result in, a Nova I Material Adverse Effect. Neither Nova I’s nor any Nova I Subsidiary’s ownership of or leasehold interest in any such personal property is subject to any Liens, except for Permitted Liens and Liens that have not resulted in, and would not reasonably be expected to result in, a Nova I Material Adverse Effect.

(u) Investment Company Act. Neither Nova I nor any of the Nova I Subsidiaries is, or on the Closing Date will be, required to be registered as an investment company under the Investment Company Act.

(v) Information Supplied. None of the information supplied or to be supplied in writing by or on behalf of Nova I or any Nova I Subsidiary for inclusion or incorporation by reference in (i) the Form S-4 will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Proxy Statement will, at the date it is first mailed to the common stockholders of Nova I, at the time of the Nova I Stockholders Meeting, at the time the Form S-4 is declared effective by the SEC or at the Nova I Merger Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. All documents that Nova I or any Nova I Subsidiary is responsible for filing with the SEC in connection with the REIT Mergers, to the extent relating to Nova I or any Nova I Subsidiary or other information supplied by or on behalf of Nova I or any Nova I Subsidiary for inclusion therein, will comply as to form, in all material respects, with the provisions of the Securities Act or Exchange Act, as applicable, and each such document required to be filed with any Governmental Authority (other than the SEC) will comply in all material respects with the provisions of applicable Law as to the information required to be contained therein. The representations and warranties contained in this Section 4.01(v) will not apply to statements or omissions included in the Form S-4 or the Proxy Statement to the extent based upon information supplied to Nova I by or on behalf of the Other Parties.

(w) Takeover Laws. The Nova I Board has taken all action necessary to render inapplicable to the REIT Mergers and other Transactions the applicable provisions of any Takeover Law.

(x) Reorganization. Nova I has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Nova I Merger from qualifying as a reorganization within the meaning of Section 368(a)(1) of the Code.

(y) Related Party Transactions. As of the date of this Agreement, neither Nova I nor any Nova I Subsidiary is party to any transaction or arrangement under which any (i) present or former director or executive officer of Nova I or any Nova I Subsidiary, (ii) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of five percent (5%) or more of any class or equity of Nova I or (iii) “affiliate,” “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of Nova I or any Nova I Subsidiary is a party to any actual or proposed loan, lease or other contract with or binding upon Nova I or any Nova I Subsidiary or owns or has any interest in any of their respective properties or assets, in each case as would be required to be disclosed by Nova I pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act.

(z) Environmental Matters. Except as has not resulted in, and would not reasonably be expected to result in, a Nova I Material Adverse Effect: (i) each of Nova I and the Nova I Subsidiaries have at all times been in compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining and complying with all permits, consents, certificates, approvals and orders of any Governmental Authority required to be obtained pursuant to applicable Environmental Laws (“Nova I Environmental Permits”); (ii) all Nova I Environmental Permits are in full force and effect and, where applicable, applications for renewal or amendment thereof have been timely filed; (iii) no suspension or cancellation of any Nova I Environmental Permit is pending or threatened in writing; (iv) no property currently or formerly owned or operated by Nova I or any Nova I Subsidiary has been contaminated with any Hazardous Substance in a manner that could reasonably be expected to result in liability to Nova I or any Nova I Subsidiary pursuant to any Environmental Law; and (v) there are no proceedings pending or threatened against Nova I or any of the Nova I Subsidiaries or involving any real property currently or formerly owned, operated or leased by or for Nova I or any of the Nova I Subsidiaries alleging noncompliance with, or liability under, any applicable Environmental Law.

(aa) Distribution Reinvestment Plan and Share Repurchase Program. Nova I has complied in all material respects with the terms of its distribution reinvestment plan and share repurchase program.

4.02 Representations and Warranties of the Nova II Parties. Except as Previously Disclosed, the Nova II Parties hereby jointly represent and warrant to the Constellation Parties and the Nova I Parties, as of the date of this Agreement (but subject to Sections 7.02(a) and 7.04(d)), as follows:

(a) Organization, Standing and Authority. Each Nova II Party (i) is a corporation or limited partnership duly organized, validly existing and in good standing under the Laws of the jurisdiction of its formation and (ii) is duly qualified to do business and is in good standing in all jurisdictions where its ownership or leasing of property or assets or its conduct of business requires it to be so qualified, except where the failure to be so qualified or in good standing has not resulted in, and would not reasonably be expected to result in, a Nova II Material Adverse Effect.

(b) Capitalization.

(1) The authorized stock of Nova II consists of (x) 400,000,000 shares of Nova II Common Stock, consisting of 320,000,000 shares classified as Nova II Class A Common Stock and 80,000,000 shares classified as Nova II Class T Common Stock, and (y) 50,000,000 shares of Nova II Preferred Stock. As of the date of this Agreement, (i) 114,621,908.422 shares of Nova II Common Stock, consisting of 97,468,069.066 shares of Nova II Class A Common Stock and 17,153,839.356 shares of Nova II Class T Common Stock are issued and outstanding, (ii) no shares of Nova II Preferred Stock are issued and outstanding and (iii) 81,835 shares of Nova II Restricted Common Stock have been granted pursuant to the Nova II Incentive Plan. Nova II has provided to the Other Parties a true and complete list of all outstanding Nova II Restricted Common Stock, as of the date of this Agreement, including the name of the recipient and the applicable vesting schedule. The outstanding shares of Nova II Common Stock have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, and subject to no preemptive rights (and were not issued in violation of any preemptive rights). Except for shares of Nova II Common Stock issuable pursuant to the Nova II Incentive Plans, as of the date of this Agreement, there are no shares of Nova II Common Stock reserved for issuance, Nova II does not have any Rights outstanding with respect to shares of Nova II Common Stock, and Nova II does not have any commitment to authorize, issue or sell any shares of Nova II Common Stock or Rights. As of the date of this Agreement, Nova II has no commitment to redeem, repurchase or otherwise acquire, or to register with the SEC, any shares of Nova II Common Stock.

(2) As of the date hereof, all of the partnership interests in Nova II OP are owned by Nova II, with the exception of (i) 100 “Partnership Units” (as defined in the agreement of limited partnership of Nova II OP) owned by NorthStar Real Estate Income Advisor II, LLC, and (ii) 100 “Special Partnership Units” (as defined in the agreement of limited partnership of Nova II OP) owned by NorthStar OP Holdings II, LLC.

(c) Significant Subsidiaries. Section 4.02(c) of the Nova II Disclosure Letter sets forth as of the date hereof each of Nova II’s Significant Subsidiaries and the ownership interest of Nova II in each such Significant

Subsidiary. Each of Nova II’s Significant Subsidiaries is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or formation. Each of Nova II’s Significant Subsidiaries is duly qualified to do business and is in good standing in all jurisdictions where its ownership or leasing of property or assets or its conduct of business requires it to be so qualified, except where the failure to be so qualified or in good standing has not resulted in, and would not reasonably be expected to result in, a Nova II Material Adverse Effect. As of the date of this Agreement, Nova II owns, directly or indirectly, its outstanding equity securities of each of its Significant Subsidiaries set forth in Section 4.02(c) of the Nova II Disclosure Letter free and clear of any Liens other than Permitted Liens, and there are no contracts, commitments, understandings, or arrangements relating to its rights to vote or to dispose of such securities. The outstanding equity securities of each of Nova II’s Significant Subsidiaries have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, and subject to no preemptive rights (and were not issued in violation of any preemptive rights).

(d) Power and Authority. Each Nova II Party and each Nova II Subsidiary has the corporate (or comparable) power and authority to carry on its business as it is now being conducted and to own or lease all of its properties and assets, and to execute, deliver and perform its obligations under this Agreement, and each Nova II Party has the corporate (or comparable) power and authority to consummate the Transactions to which such Nova II Party is a party.

(e) Due Authorization and Execution.

(1) Each Nova II Party has duly authorized, executed and delivered this Agreement and has taken all corporate or limited partnership action necessary in order to execute and deliver this Agreement. Subject only to receipt at the Nova II Stockholders Meeting of the affirmative vote of holders of a majority of the outstanding shares of Nova II Common Stock entitled to vote on the Nova II Merger, the Nova II Charter Amendment and the other Transactions, to the extent such other Transactions are applicable to the Nova II Parties and required under the MGCL to be voted on by the stockholders of Nova II (the “Nova II Requisite Vote”), this Agreement and the Transactions have been authorized by all corporate or limited partnership action necessary on the part of each Nova II Party. Assuming due execution by the Other Parties, this Agreement is a valid and legally binding obligation of each Nova II Party, enforceable against each Nova II Party in accordance with its terms (except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

(2) On or prior to the date hereof, the Nova II Board, upon the unanimous recommendation of the Nova II Board Special Committee, at a duly called and held meeting has unanimously (i) duly and validly authorized, in its own capacity and as the board of the sole general partner of Nova II OP, the execution, delivery and performance by Nova II and Nova II OP of the Original Combination Agreement and declared advisable the Original Combination Agreement and, on the terms and subject to the conditions set forth in the Original Combination Agreement, the Nova II Merger, the Nova II Charter Amendment and the other Transactions, to the extent such other Transactions are applicable to the Nova II Parties, (ii) directed that the Nova II Merger, the Nova II Charter Amendment and the other Transactions, to the extent such other Transactions are applicable to the Nova II Parties and required under the MGCL to be voted on by the stockholders of Nova II, be submitted (as they may be combined or separately required to be proposed or presented) for consideration and approval at the Nova II Stockholders Meeting and (iii) subject to Section 6.02, resolved to recommend that the stockholders of Nova II vote in favor of the approval of the Nova II Merger, the Nova II Charter Amendment and the other Transactions, to the extent such other Transactions are applicable to the Nova II Parties and required under the MGCL to be voted on by the stockholders of Nova II (as they may be combined or separately required to be proposed or presented), and to include such recommendations in the Proxy Statement.

(f) Approvals; No Defaults.

(1) Except as set forth in Section 4.02(f) of the Nova II Disclosure Letter (collectively, the “Nova II Regulatory and Third Party Approvals”), no consents or approvals of, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by Nova II or any Nova II Subsidiary in connection with the execution, delivery or performance by Nova II or Nova II OP of this Agreement or the consummation by Nova II or any Nova II Subsidiary of the Transactions to which any of them is a party. As of the date hereof, to the Knowledge of Nova II, the Nova II Parties are not aware of any reason why the necessary Nova II Regulatory and Third Party Approvals will not be received in order to permit consummation of the Transactions on a timely basis.

(2) Subject to (i) receipt, filing or registration, as applicable, of the Nova II Regulatory and Third Party Approvals and the expiration of related waiting periods and (ii) required filings under the Exchange Act, the Securities Act and state securities and “blue sky” Laws, the execution, delivery and performance of this Agreement by the Nova II Parties and the consummation by Nova II and the Nova II Subsidiaries of the Transactions to which any of them is a party, do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien or any acceleration of remedies, penalty, increase in material benefit payable or right of termination under, any applicable Law, any Contract or other instrument or agreement of Nova II or of any Significant Subsidiary of Nova II or to which Nova II or any Significant Subsidiary of Nova II or any of their material, directly owned properties is subject or bound (provided that Equity Interests in any person shall not be deemed to be the properties or assets of Nova II or any Nova II Subsidiary), (B) constitute a breach or violation of, or a default under, the Organizational Documents of Nova II or any Significant Subsidiary of Nova II or (C) require Nova II or any Significant Subsidiary of Nova II to obtain any consent or approval under any such Law, Contract or other instrument or agreement, except, in the case of clause (A) or (C), for any such breach, violation, default, consent or approval that has not resulted in, and would not reasonably be expected to result in, a Nova II Material Adverse Effect.

(g) Nova II SEC Documents and Nova II Financial Statements.

(1) Nova II’s Annual Reports on Form 10-K for the fiscal years ended December 31, 2015 and 2016, and all other reports, registration statements, definitive proxy statements or information statements filed by Nova II or any of the Nova II Subsidiaries subsequent to January 1, 2015 under the Securities Act or under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, in the form filed (such documents, collectively, the “Nova II SEC Documents”) with the SEC as of the date filed, (A) complied in all material respects as to form with the applicable requirements under the Securities Act, the Exchange Act or the Sarbanes-Oxley Act, and the applicable rules and regulations of the SEC thereunder, as applicable, and (B) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. Each of the financial statements contained in or incorporated by reference into any such Nova II SEC Document (including the related notes and schedules, the “Nova II Financial Statements”) (1) complied or will comply, as the case may be, as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto; (2) have been or will be, as the case may be, prepared from, are in accordance with, and accurately reflect the books and records of Nova II and the Nova II Subsidiaries in all material respects; (3) have been or will be, as the case may be, prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end adjustments and as may be permitted by the SEC on Form 10-Q, Form 8-K or any successor or like form under the Exchange Act) in all material respects and (4) fairly presented in all material respects the consolidated balance sheets of Nova II and the Nova II Subsidiaries as of the date of such statement, and each of the statements of operations, comprehensive income, equity and cash flows or equivalent statements in such Nova II SEC Documents (including any related notes and schedules thereto) fairly presented in all material respects, the consolidated results of operations, changes in stockholders’ equity and changes in cash flows, as the case may be, of Nova II and the Nova II Subsidiaries for the periods to which those statements relate, in each case in accordance with GAAP consistently applied during the periods involved (except in each case as may be noted therein, and subject to normal year-end audit adjustments and as permitted by Form 10-Q in the case of unaudited statements). To the Knowledge of Nova II, as of the date hereof, none of the Nova II SEC Documents is the subject of ongoing SEC review or outstanding SEC comments and there are no inquiries or investigations by the SEC or any internal investigations pending or threatened, in each case regarding any accounting practices of Nova II.

(2) Nova II has made available to each of the Other Parties complete and correct copies of all material written correspondence between the SEC, on one hand, and Nova II, on the other hand, since January 1, 2015, other than as publicly filed as correspondence in the Electronic Data Gathering, Analysis and Retrieval Database of the SEC.

(3) Since January 1, 2015, Nova II has designed and maintained a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that: (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Nova II and its consolidated Subsidiaries; (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and the Nova II Board; and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets that could have a material effect on the financial statements. Nova II’s management has completed an assessment of the effectiveness of Nova II’s system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2016, and, except as set forth in the Nova II SEC Documents filed prior to the date of this Agreement, such assessment concluded that such controls were effective. Since January 1, 2015, Nova II (1) has designed and maintained disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information required to be disclosed by Nova II in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Nova II’s management as appropriate to allow timely decisions regarding required disclosure and (2) has not been subject to (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect in any material respect Nova II’s ability to record, process, summarize and report financial information or (B) any fraud, whether or not material, involving members of management who have a significant role in Nova II’s internal control over financial reporting.

(4) Neither Nova II nor any of the Nova II Subsidiaries has entered into or is subject to (A) any “off balance sheet arrangement” (as defined in Item 303(a)(4)(ii) of Regulation S-K promulgated under the Securities Act) or (B) any commitment to become party to any joint venture, off balance sheet partnership or any similar Contract or arrangement relating to any transaction or relationship between or among Nova II or any Nova II Subsidiary, on one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, in each case where the results, purpose or effect of such commitment or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, Nova II or any Nova II Subsidiary in Nova II’s or such Subsidiary’s published financial statements or other Nova II SEC Documents.

(h) Absence of Certain Changes. Since December 31, 2016 through the date of this Agreement, Nova II and the Nova II Subsidiaries have not incurred any liability other than in the ordinary course of business, except for any liabilities that have not resulted in, and would not reasonably be expected to result in, a Nova II Material Adverse Effect. Since December 31, 2016 through the date of this Agreement, (A) Nova II and the Nova II Subsidiaries have conducted their respective businesses in the ordinary course of business in all material respects (excluding the incurrence of expenses related to this Agreement and the Transactions) and (B) no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of this Section 4.02 or otherwise) has resulted in or would reasonably be expected to result in a Nova II Material Adverse Effect.

(i) No Undisclosed Liabilities. Except (i) as reflected or adequately reserved against on the consolidated balance sheets of Nova II as of March 31, 2017, (ii) for liabilities and obligations incurred since March 31, 2017 in the ordinary course of business consistent with past practice and (iii) for liabilities and obligations contemplated by this Agreement or in connection with the Transactions, neither Nova II nor any Nova II Subsidiary has any liabilities or obligations, contingent or otherwise, that would be required by GAAP to be reflected on, or disclosed in the notes to, the consolidated financial statements of Nova II and the Nova II Subsidiaries, other than as have not resulted in, and would not reasonably be expected to result in, a Nova II Material Adverse Effect.

(j) Litigation. There is no suit, action, investigation or proceeding pending or, to Nova II’s Knowledge, threatened against Nova II or any Nova II Subsidiary, nor is there any Order or arbitration outstanding against Nova II or any Nova II Subsidiary, in each case, except for those that have not resulted in, and would not reasonably be expected to result in, a Nova II Material Adverse Effect.

(k) Compliance with Laws. Nova II and each Nova II Subsidiary:

(1) conducts, and since January 1, 2015 has conducted, its business in compliance in all material respects with all applicable Laws;

(2) has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit them to own or lease their respective properties, if any, and to conduct their businesses as presently conducted, except those the absence of which have not resulted in, and would not reasonably be expected to result in, a Nova II Material Adverse Effect; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to Nova II’s Knowledge, no suspension or cancellation of any of them is threatened, in each case, except as has not resulted in, and would not reasonably be expected to result in, a Nova II Material Adverse Effect; and

(3) has not received, since January 1, 2015, any written notification from any Governmental Authority (A) asserting that Nova II or any Nova II Subsidiary is not in compliance with any of the statutes, regulations or ordinances that such Governmental Authority enforces or (B) threatening to revoke any license, franchise, permit or governmental authorization, in each case of clauses (A) and (B), except as has not resulted in, and would not reasonably be expected to result in, a Nova II Material Adverse Effect.

(l) Material Contracts; Defaults.

(1) Section 4.02(l) of the Nova II Disclosure Letter sets forth a list of Contracts, including all amendments, supplements, exhibits and side letters to any such Contract, to which Nova II or any Nova II Subsidiary is a party or by which any of their respective properties or assets are bound (provided that Equity Interests in any person shall not be deemed to be the properties or assets of Nova II or any Nova II Subsidiary), which, as of the date of this Agreement (provided that Nova II shall not be required to list those Contracts that have been filed by Nova II with the SEC or incorporated by reference into the Nova II SEC Documents):

(i) is or will be required to be filed as an exhibit to Nova II’s Annual Report on Form 10-K pursuant to Item 601(b)(2), (4), (9) or (10) of Regulation S-K promulgated under the Securities Act;

(ii) contains any non-compete or exclusivity provisions with respect to any line of business or geographic area with respect to Nova II or any Nova II Subsidiary, or which restricts the conduct of any line of business of Nova II or any Nova II Subsidiary, in each case, that have or would reasonably be expected to have a material impact on the business or operations of Nova II and the Nova II Subsidiaries, taken as a whole;

(iii) establishes a material partnership, joint venture or similar arrangement;

(iv) relates to the borrowing of money from, or extension of credit to, a third party, in each case having a principal amount of Indebtedness in excess of $50 million, other than accounts receivable and payable incurred or arising in the ordinary course of business consistent with past practice (further Section 4.02(l) of the Nova II Disclosure Letter shall specifically note if the consummation of the Transactions, absent a consent from the counterparty to such Contract, results in a right of termination, cancellation, acceleration or amendment of, triggers any payments or results in any violation of or constitutes a breach or default of such Contract);

(v) requires Nova II or any Nova II Subsidiary to dispose of or acquire assets or properties with a fair market value in excess of $50 million, or involves any pending or contemplated merger, consolidation or similar business combination;

(vi) is material to Nova II and is with a Governmental Authority; or

(vii) is material to Nova II and the Nova II Subsidiaries, taken as a whole, and contains any so-called “most favored nations” or similar provisions requiring Nova II or any Nova II Subsidiary to offer a person any terms or conditions that are at least as favorable as those offered to any other person.

(2) Each Contract of the type described above in Section 4.02(l)(1), and any Nova II Principal MBS Agreement, any Contract forming part of the Nova II Loan Files, any Nova II PE Investment Agreement or any Nova II Major Lease, whether or not set forth in Section 4.02(l) of the Nova II Disclosure Letter, is referred to herein as a “Nova II Material Contract.” Except as has not resulted in, and would not reasonably be expected to result in, a Nova II Material Adverse Effect, each Nova II Material Contract is legal, valid, binding and enforceable in accordance with its terms on Nova II and each Nova II Subsidiary that is a party thereto and, to the Knowledge of Nova II, each other party thereto, and is in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

(3) Neither Nova II nor any Nova II Subsidiary is in default, and to the Knowledge of Nova II no other party is in default, under any Nova II Material Contract to which it is a party, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default, in each case, except as has not resulted in, and would not reasonably be expected to result in, a Nova II Material Adverse Effect.

(4) Nova II has delivered or made available to each of the Other Parties or provided to the Other Parties for review, prior to the execution of the Original Combination Agreement, true and complete copies of all of the Nova II Material Contracts.

(m) Employees. Nova II and each Nova II Subsidiary currently has no, and has never had, any employees.

(n) Taxes.

(1) Nova II and each Nova II Subsidiary has timely filed with the appropriate Governmental Authority all Tax Returns required to be filed, taking into account any extension of time within which to file such Tax Returns, and all such Tax Returns are complete and correct, subject in each case to such exceptions as have not resulted in, and would not reasonably be expected to result in, a Nova II Material Adverse Effect. Nova II and each Nova II Subsidiary has duly paid (or there has been paid on their behalf), or made adequate provisions for, all material Taxes required to be paid by them, whether or not shown on any Tax Return. Neither Nova II nor any Nova II Subsidiary has received a written claim, or to the Knowledge of Nova II, an unwritten claim, by any authority in a jurisdiction where any of them does not file Tax Returns that it is or may be subject to material Tax in that jurisdiction. Nova II and each Nova II Subsidiary have established reserves in accordance with GAAP that are adequate for the payment of all material Taxes not yet due and payable with respect to each of them through the date of the most recent Nova II Financial Statements.

(2) There are no audits, investigations by any Governmental Authority or other proceedings ongoing, or to the Knowledge of Nova II, threatened with regard to any material Taxes or material Tax Returns of Nova II or any Nova II Subsidiary. No deficiency for Taxes of Nova II or any Nova II Subsidiary has been claimed, proposed or assessed in writing or, to the Knowledge of Nova II, threatened, by any Governmental Authority, which deficiency has not yet been settled, except for such deficiencies which are being contested in good faith by appropriate proceedings and for which adequate reserves have been made or with respect to which the failure to pay has not resulted in a Nova II Material Adverse Effect. Neither Nova II nor any Nova II Subsidiary has waived any statute of limitations with respect to material Taxes or agreed to any extension of time with respect to any material Tax assessment or deficiency for any open tax year (in each case other than in connection with any extension of time to file any Tax Return). Neither Nova II nor any Nova II Subsidiary has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) with regard to material Taxes.

(3) Neither Nova II nor any Nova II Subsidiary holds any asset the disposition of which would be subject to (or to rules similar to) Section 337(d) or Section 1374 of the Code or the regulations thereunder, nor has it disposed of any such asset during its current taxable year.

(4) Neither Nova II nor any Nova II Subsidiary (other than a Taxable REIT Subsidiary) has engaged at any time in any “prohibited transactions” within the meaning of Section 857(b)(6)(B)(iii) of the Code, as modified by Sections 857(b)(6)(C) and 857(b)(6)(D) of the Code. No event has occurred, and no condition or circumstance exists, that presents a material risk that any material Tax under Section 857(b)(6)(A) of the Code will be imposed on Nova II or any Nova II Subsidiary.

(5) Nova II and each of the Nova II Subsidiaries have complied, in all material respects, with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471 and 3402 of the Code or similar provisions under any foreign Laws) and have duly and timely withheld and have paid over to the appropriate Governmental Authorities all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(6) There are no, and never have been any, Nova II Tax Protection Agreements in force or otherwise binding upon Nova II or any Nova II Subsidiary.

(7) There are no material Tax Liens upon any property or assets of Nova II or any Nova II Subsidiary except for Permitted Liens with respect to Nova II or such Nova II Subsidiary.

(8) Neither Nova II nor any Nova II Subsidiary has participated in any “reportable transaction,” within the meaning of Treasury Regulation Section 1.6011-4(b), other than any loss transaction within the meaning of Treasury Regulation Section 1.6011-4(b)(5).

(9) Nova II (i) has been subject to taxation as a REIT and has satisfied all requirements to qualify as a REIT for each taxable year commencing with its taxable year ended December 31, 2013, (ii) has operated since January 1, 2017 to the date hereof in a manner consistent with the requirements for qualification and taxation as a REIT; (iii) intends to continue to operate in such a manner as to qualify as a REIT through the Nova II Merger Effective Time (in the case of each of clauses (i), (ii), and (iii), independent of, and without having to comply with, any (A) procedure for payment of a material deficiency or other post-Closing dividend for any taxable year, or (B) provision for relief from any requirement of the Code which may be available from the IRS on a discretionary basis or only upon the payment of a material excise, penalty or similar Tax); and (iv) has not taken or omitted to take any action if such action or omission, as the case may be, could reasonably be expected to result in a challenge by the IRS or any other Governmental Authority to its status as a REIT, and no such challenge is pending or has been threatened in writing. Section 4.02(n)(9) of the Nova II Disclosure Letter sets forth a true, correct and complete list identifying each Nova II Subsidiary that is a Qualified REIT Subsidiary, a Taxable REIT Subsidiary, a REIT or any other entity treated as a corporation for U.S. federal income tax purposes.

(10) Neither Nova II nor any Nova II Subsidiary has requested, has received or is subject to any written ruling of a Governmental Authority or has entered into any written agreement with a Governmental Authority with respect to any material Taxes.

(11) There are no Tax allocation or sharing agreements or similar arrangements with respect to, binding, or otherwise involving Nova II or any Nova II Subsidiary other than customary gross-up provisions of any credit or similar commercial contract the primary purpose of which does not relate to Taxes.

(12) Neither Nova II nor any Nova II Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was any Nova II Subsidiary) or (ii) has any liability for material Taxes of any person (other than Nova II or any Nova II Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign Laws), as a transferee or successor, by contract or otherwise.

(13) Neither Nova II nor any Nova II Subsidiary has been the “distributing corporation” or “controlled corporation” (as such terms are defined in Section 355 of the Code) with respect to a distribution of stock described in or intended to qualify for tax-free treatment (in whole or in part) under Section 355(a) of the Code or Section 361 of the Code (i) within the two-year period ending as of the date of this Agreement, or (ii) in a distribution that otherwise constitutes part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the transactions contemplated by this Agreement.

(14) Neither Nova II nor any Nova II Subsidiary is, will be (regardless of whether the REIT Mergers occur) or would be, as a result of the Transactions, required to include material amounts in income, or exclude items of deduction (in either case for Tax purposes), for any Tax period as a result of (i) a change in method of Tax accounting or period; (ii) an installment sale or “open transaction” disposition; (iii) a prepaid amount received, accrued, or paid; (iv) deferred income or gain; (v) an election under Section 108(i) of the Code; (vi) Section 481 of the Code, or, in the case of each of the foregoing, any corresponding or similar provision of state, local, or non-U.S. Law; (vii) the recapture of any tax credit or other special tax benefit; or (viii) the use of any special accounting method (such as the long-term method for accounting for long-term contracts). None of Nova II or any Nova II Subsidiary has pending a transaction under Section 1031 or 1033 of the Code or other tax-deferral transactions for which deferral will not be available as a result of the Transactions.

(15) No written power of attorney that has been granted by Nova II or any Nova II Subsidiary (other than to Nova II or a Nova II Subsidiary) is currently in force with respect to any matter relating to Taxes.

(16) No Nova II Subsidiary that is not a U.S. domestic corporation under applicable state law has ever been treated as other than a partnership or disregarded entity for U.S. federal income tax purposes, or has ever made an election on IRS Form 8832 with respect to its classification for U.S. federal income tax purposes.

(17) No Nova II Subsidiary directly or indirectly (i) manages a lodging facility or a health care facility or (ii) provides to any other person (under a franchise, license, or otherwise) rights to any brand name under which any lodging facility or health care facility is operated, in each case within the meaning of Section 856(l)(3) of the Code.

(18) Nova II does not have any “earnings and profits” for U.S. federal income tax purposes attributable to itself or any other corporation accumulated in any non-REIT year within the meaning of Section 857 of the Code

(19) Nova II is a “domestically controlled qualified investment entity” within the meaning of Section 897(h)(4)(B) of the Code.

(o) Mortgage Backed Securities. Section 4.02(o) of the Nova II Disclosure Letter sets forth a list of the mortgage backed securities owned by Nova II or a Nova II Subsidiary that have a net book value of $10 million or more (collectively, the “Nova II MBS”). Nova II or a Nova II Subsidiary is the sole owner of the Nova II MBS, free and clear of any Liens (other than Permitted Liens). Nova II has made available to each of the Other Parties complete and correct copies of the Nova II MBS, the Nova II Principal MBS Agreements and the related certificates and other instruments evidencing ownership of the Nova II MBS to the extent that such foregoing documents are in Nova II’s possession, custody or control. Except as has not resulted in, and would not reasonably be expected to result in, a Nova II Material Adverse Effect, neither Nova II nor any Nova II Subsidiary (1) is in default in the performance of any of its obligations under any pooling and servicing agreements, trust and servicing agreements, trust agreements, servicing agreements or other similar documents providing for the creation of the Nova II MBS or the servicing of the mortgage loans underlying the Nova II MBS (collectively, but only to the extent that Nova II is a party to any of such foregoing agreements, the “Nova II Principal MBS Agreements”) or (2) has received any notice of any default by any master or special servicer of any Nova II MBS. There are no material agreements (other than the Nova II Principal MBS Agreements) between Nova II or any Nova II Subsidiary and the master or special servicer with respect to any series of Nova II MBS.

(p) Loans.

(1) Section 4.02(p)(1) of the Nova II Disclosure Letter sets forth a list of the loans or participations in loans owned by Nova II or a Nova II Subsidiary that have a net book value of $25 million or more (collectively, the “Nova II Loans”). Nova II or a Nova II Subsidiary is (x) the sole owner of the Nova II Loans and (y) the sole owner or beneficiary of or under any related notes (collectively, the “Nova II Notes”), deeds of trust, mortgages, security agreements, guaranties, indemnities, financing statements, assignments, endorsements, bonds, letters of credit, accounts, insurance contracts and policies, credit reports, Tax Returns, appraisals, escrow documents, participation agreements (if applicable), loan files, servicing files and all other documents evidencing or securing the Nova II Loans (collectively, the “Nova II Loan Files”), in each case, free and clear of any Liens (other than Permitted Exceptions). Neither Nova II nor any Nova II Subsidiary has sold, assigned, transferred, encumbered, conveyed or pledged (other than pursuant to a pledge or encumbrance that no longer remains in effect) any Nova II Loan or Nova II Note, or the right to receive payments therefrom, to any third party. Nova II has made available to each of the Other Parties complete and correct copies of the Nova II Loans and related Nova II Loan Files that are in Nova II’s possession, custody or control.

(2) (A) Each Nova II Loan is subject only to “Permitted Exceptions”, which consist of the following: (i) Permitted Liens; (ii) in the case of Nova II Loans that constitute mortgage loans (x) Liens affecting title acceptable to prudent mortgage lending institutions generally and (y) rights of tenants with no options to purchase or rights of first refusal to purchase, except as disclosed in the Nova II Loan Files; and (iii) other matters that would not reasonably be expected to result in a Nova II Material Adverse Effect; (B) each of the Nova II Loans (i) to the Knowledge of Nova II, is valid, binding and enforceable against the applicable obligor or borrower thereunder in accordance with its terms (except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles), (ii) was originated in all material respects in compliance with applicable Laws, and (iii) has generally been serviced in accordance with the terms of the related Nova II Note and pooling and servicing agreements and otherwise in accordance with industry accepted servicing practices and in compliance with applicable Law, in each case except as has not resulted in, and would not reasonably be expected to result in, a Nova II Material Adverse Effect; and (C) there is no delinquency in the payments of principal and interest required to be made under the terms of any Nova II Loan in excess of thirty (30) days beyond the applicable due date that has occurred or in any other payments required to be made under the terms of any Nova II Loan (inclusive of any applicable grace or cure period) that would reasonably be expected to result in a Nova II Material Adverse Effect.

(3) Nova II has no Knowledge of (A) any written notice asserting any offset, defense (including the defense of usury), claim (including claims of lender liability), counterclaim, right to rescission, set-off, abatement or diminution with respect to any Nova II Loan, Nova II Note or other related agreements, (B) any uncured monetary default in excess of thirty (30) days or event of acceleration existing under any Nova II Loan or the related Nova II Note, (C) any uncured non-monetary default, breach, violation or event of acceleration existing beyond the applicable grace or cure period under any Nova II Loan or the related Nova II Note, (D) any written claim contesting the validity or enforceability of, or purporting to revoke, terminate or rescind, any provision of any Nova II Loan, or (E) any written denial of further liability or obligation under any Nova II Loan or the related Nova II Note, except, in each case, for notices, violations, breaches, defaults or events of acceleration that have not resulted in, and would not reasonably be expected to result in, a Nova II Material Adverse Effect. Neither Nova II nor any Nova II Subsidiary is in breach of or default under any Nova II Loan, and no other event has occurred that, with notice and/or lapse of time, would constitute a default by Nova II or any Nova II Subsidiary thereunder, except for breaches or defaults that have not resulted in, and would not reasonably be expected to result in, a Nova II Material Adverse Effect.

(q) PE Investments. Section 4.02(q) of the Nova II Disclosure Letter sets forth a list of the Equity Interests owned by Nova II or a Nova II Subsidiary in real estate private equity funds that have a net book value of $10 million or more (collectively, the “Nova II PE Investments”). Except as has not resulted in, and would not reasonably be expected to result in, a Nova II Material Adverse Effect, (1) Nova II or a Nova II Subsidiary is the sole owner of the Nova II PE Investments and (2) all of the capital obligations currently due and payable of Nova II and the Nova II Subsidiaries have been fully funded and, to the Knowledge of Nova II, there are no pending capital calls. Section 4.02(q) of the Nova II Disclosure Letter also sets forth a schedule of all remaining capital commitments of Nova II or a Nova II Subsidiary in respect of the Nova II PE Investments. Neither Nova II nor any Nova II Subsidiary has sold, assigned, transferred, encumbered, conveyed or pledged any Nova II PE Investments, or the right to receive payments in respect of such Nova II PE Investments, to any third party. Nova II has made available to each of the Other Parties complete and correct copies of the limited partnership agreements and other documents underlying or otherwise evidencing the Nova II PE Investments (the “Nova II PE Investment Agreements”) that are in Nova II’s possession, custody or control.

(r) Financial Advisors. None of Nova II, the Nova II Subsidiaries or any of their directors or officers has employed any broker or finder or incurred (or will incur) any liability for any brokerage fees, commissions or finder’s fees in connection with the Transactions, except that, in connection with this Agreement, the Nova II Board Special Committee has retained Moelis & Company, LLC (“Moelis”) as its financial advisor. The arrangements and related engagement letter with such financial advisor have been disclosed to the Other Parties and any engagement letter with such financial advisor in respect of the REIT Mergers and other Transactions have been provided in unredacted form to the Other Parties, in each case prior to the date hereof. As of the date of this Agreement, the Nova II Board Special Committee has received an oral opinion of Moelis (to be confirmed by delivery of a written opinion) to the effect that, as of the date of the opinion, and subject to the limitations, qualifications and assumptions contained in the written opinion, the Nova II Merger Consideration to be received by the holders of shares of Nova II Common Stock in the Nova II Merger is fair, from a financial point of view, to such holders (other than Constellation and its affiliates).

(s) Intellectual Property. Nova II and the Nova II Subsidiaries have sufficient rights to use all material Intellectual Property used in their business as presently conducted, all of which rights shall survive unchanged as a result of the consummation of the Transactions, except for any changes that have not resulted in, and would not reasonably be expected to result in, a Nova II Material Adverse Effect.

(t) Real Property.

(1) Section 4.02(t)(1) of the Nova II Disclosure Letter sets forth a list of the common name and address of each parcel of real property owned by Nova II or any Nova II Subsidiary as of the date of this Agreement that has a net book value of $10 million or more (all such real property interests, together with all buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property, are individually referred to herein as a “Nova II Property”). As of the date of this Agreement, each of the Nova II Properties is owned by Nova II or the Nova II Subsidiary indicated on Section 4.02(t)(1) of the Nova II Disclosure Letter. There are no real properties that Nova II or any Nova II Subsidiary is obligated to buy at some future date. Neither Nova II nor any Nova II Subsidiary leases or subleases, or is obligated to lease or sublease at some future date, in each case, as a tenant or subtenant, any real property.

(2) Nova II or a Nova II Subsidiary, as applicable, owns good and valid fee simple title to each of the Nova II Properties, in each case, free and clear of Liens, except for Permitted Liens, none of which Permitted Liens have resulted in or would reasonably be expected to result in a Nova II Material Adverse Effect.

(3) There are no pending or, to the Knowledge of Nova II, threatened condemnation, expropriation, eminent domain or rezoning proceedings affecting all or any portion of any of the Nova II Properties. Nova II or the applicable Nova II Subsidiary has all material certificates, variances, permits, licenses or rights required by applicable Law for use and occupancy as are necessary to conduct the business of Nova II or the applicable Nova II Subsidiary thereon as presently conducted or currently intended by Nova II or the applicable Nova II Subsidiary to be conducted, and to the Knowledge of Nova II, neither Nova II nor any Nova II Subsidiary has received written notice of any outstanding threat of modification, suspension or cancellation of any such material certificate, variance, permit, license or right, except as would not reasonably be expected to result in a Nova II Material Adverse Effect.

(4) Section 4.02(t)(4) of the Nova II Disclosure Letter sets forth a list of each lease or sublease to which Nova II or a Nova II Subsidiary is a lessor with respect to any of the Nova II Properties, together with all amendments, modifications, supplements, renewals and extensions related thereto, which lease (i) (A) provides for monthly rent in excess of Ten Thousand Dollars ($10,000) and (B) has a term of sixty (60) months or longer or (ii) is for a net rentable area in excess of eighteen thousand (18,000) square feet (the “Nova II Major Leases”). Nova II has made available to each of the Other Parties complete and correct copies of the Nova II Major Leases.

(5) To the Knowledge of Nova II, there are no Tax abatements or exemptions specifically affecting the Nova II Properties, and neither Nova II nor any Nova II Subsidiary has received any written notice of (and Nova II does not have any Knowledge of) any proposed increase in the assessed valuation of any of the Nova II Properties or of any proposed public improvement assessments that will result in the Taxes or assessments payable in the next tax period increasing, except in each case for any such Taxes or assessment that have not resulted in, and would not reasonably be expected to result in, a Nova II Material Adverse Effect.

(6) No purchase option has been exercised under any Nova II Major Lease or Nova II Material Contract for which the purchase has not closed prior to the date of this Agreement.

(7) (i) There are no unexpired options to purchase agreements, rights of first refusal or first offer or any other rights to purchase or otherwise acquire any Nova II Property or any portion thereof (other than a tenant’s right to lease space), and (ii) there are no other outstanding rights or agreements to enter into any contract for sale, ground lease or letter of intent to sell or ground lease any Nova II Property that, in each case, is in favor of any third party.

(8) With respect to each Nova II Property, there is issued and outstanding a Nova II Title Insurance Policy, a copy of which, together with all exception documents referenced therein other than such documents pertaining to utility easements, right of way easements, and other easements for the benefit or use of the public or that do not impose any monetary obligations, has been made available to each of the Other Parties. No written claim has been made against any Nova II Title Insurance Policy that has resulted in or would be reasonably expected to result in a Nova II Material Adverse Effect.

(9) Nova II has made available to each of the Other Parties a rent roll relating to the Nova II Properties that is true, correct and complete in all material respects as of the date of this Agreement. Neither Nova II nor any Nova II Subsidiary has entered into any agreements with any Governmental Authority relating to assistance with rent payments.

(10) Nova II and the Nova II Subsidiaries have good and valid title to, or a valid and enforceable leasehold interest in, or other right to use, all personal property owned, used or held for use by them as of the date of this Agreement (other than property owned by tenants and used or held in connection with the applicable tenancy), except as has not resulted in, and would not reasonably be expected to result in, a Nova II Material Adverse Effect. Neither Nova II’s nor any Nova II Subsidiary’s ownership of or leasehold interest in any such personal property is subject to any Liens, except for Permitted Liens and Liens that have not resulted in, and would not reasonably be expected to result in, a Nova II Material Adverse Effect.

(u) Investment Company Act. Neither Nova II nor any of the Nova II Subsidiaries is, or on the Closing Date will be, required to be registered as an investment company under the Investment Company Act.

(v) Information Supplied. None of the information supplied or to be supplied in writing by or on behalf of Nova II or any Nova II Subsidiary for inclusion or incorporation by reference in (i) the Form S-4 will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Proxy Statement will, at the date it is first mailed to the common stockholders of Nova II, at the time of the Nova II Stockholders Meeting, at the time the Form S-4 is declared effective by the SEC or at the Nova II Merger Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. All documents that Nova II or any Nova II Subsidiary is responsible for filing with the SEC in connection with the REIT Mergers, to the extent relating to Nova II or any Nova II Subsidiary or other information supplied by or on behalf of Nova II or any Nova II Subsidiary for inclusion therein, will comply as to form, in all material respects, with the provisions of the Securities Act or Exchange Act, as applicable, and each such document required to be filed with any Governmental Authority (other than the SEC) will comply in all material respects with the provisions of applicable Law as to the information required to be contained therein. The representations and warranties contained in this Section 4.02(v) will not apply to statements or omissions included in the Form S-4 or the Proxy Statement to the extent based upon information supplied to Nova II by or on behalf of the Other Parties.

(w) Takeover Laws. The Nova II Board has taken all action necessary to render inapplicable to the REIT Mergers and other Transactions the applicable provisions of any Takeover Law.

(x) Reorganization. Nova II has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Nova II Merger from qualifying as a reorganization within the meaning of Section 368(a)(1) of the Code.

(y) Related Party Transactions. As of the date of this Agreement, neither Nova II nor any Nova II Subsidiary is party to any transaction or arrangement under which any (i) present or former director or executive officer of Nova II or any Nova II Subsidiary, (ii) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of five percent (5%) or more of any class or equity of Nova II or (iii) “affiliate,” “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of Nova II or any Nova II Subsidiary is a party to any actual or proposed loan, lease or other contract with or binding upon Nova II or any Nova II Subsidiary or owns or has any interest in any of their respective properties or assets, in each case as would be required to be disclosed by Nova II pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act.

(z) Environmental Matters. Except as has not resulted in, and would not reasonably be expected to result in, a Nova II Material Adverse Effect: (i) each of Nova II and the Nova II Subsidiaries have at all times been in compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining and complying with all permits, consents, certificates, approvals and orders of any Governmental Authority required to be obtained pursuant to applicable Environmental Laws (“Nova II Environmental Permits”); (ii) all Nova II Environmental Permits are in full force and effect and, where applicable, applications for renewal or amendment thereof have been timely filed; (iii) no suspension or cancellation of any Nova II Environmental Permit is pending or threatened in writing; (iv) no property currently or formerly owned or operated by Nova II or any Nova II Subsidiary has been contaminated with any Hazardous Substance in a manner that could reasonably be expected to result in liability to Nova II or any Nova II Subsidiary pursuant to any Environmental Law; and (v) there are no proceedings pending or threatened against Nova II or any of the Nova II Subsidiaries or involving any real property currently or formerly owned, operated or leased by or for Nova II or any of the Nova II Subsidiaries alleging noncompliance with, or liability under, any applicable Environmental Law.

(aa) Distribution Reinvestment Plan and Share Repurchase Program. Nova II has complied in all material respects with the terms of its distribution reinvestment plan and share repurchase program.

4.03 Representations and Warranties of the Constellation Parties. Except as Previously Disclosed, the Constellation Parties hereby jointly represent and warrant to the Nova I Parties and the Nova II Parties, as of the date of this Agreement (but subject to Sections 7.02(d) and 7.03(d)), as follows:

(a) Organization, Standing and Authority.

(1) Each Constellation Party is (i) a corporation or limited liability company duly organized, validly existing and in good standing under the Laws of its jurisdiction of formation and (ii) duly qualified to do business and is in good standing in all jurisdictions where its ownership or leasing of property or assets or its conduct of business requires such Constellation Party to be so qualified, except where the failure to be so qualified or in good standing has not resulted in, and would not reasonably be expected to result in, a Contributed Entity Material Adverse Effect.

(2) Each Contributed Entity is (i) a limited liability company duly organized, validly existing and in good standing under the Laws of the jurisdiction of its formation, and (ii) is duly qualified to do business and is in good standing in all jurisdictions where its ownership or leasing of property or assets or its conduct of business requires it to be so qualified, except where the failure to be so qualified or in good standing has not resulted in, and would not reasonably be expected to result in, a Contributed Entity Material Adverse Effect.

(b) Power and Authority. Each Constellation Party, each Contributed Entity and each Contributed Entity Subsidiary has the corporate (or comparable) power and authority to carry on its business as it is now being conducted and to own or lease all of its properties and assets. Each Constellation Party has the corporate (or comparable) power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the Transactions to which such Constellation Party is a party.

(c) Due Authorization and Execution.

(1) Each Constellation Party has duly authorized, executed and delivered this Agreement and has taken all corporate or limited liability company action necessary in order to execute and deliver this Agreement. This Agreement, the Constellation OP Contribution, the RED REIT Contribution and the other Transactions, to the extent such other Transactions are applicable to the Constellation Parties, have been authorized by all corporate or limited liability company action necessary on the part of each Constellation Party. Assuming due execution by the Other Parties, this Agreement is a valid and legally binding obligation of each Constellation Party, enforceable against each Constellation Party in accordance with its terms (except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

(2) On or prior to the date hereof, the Constellation Board, at a duly called and held meeting, has duly and validly authorized, in its capacity as the board of the sole managing member of Constellation OP, (i) the execution and delivery by Constellation OP of the Original Combination Agreement and (ii) on the terms and subject to the conditions set forth in the Original Combination Agreement, the Constellation OP Contribution and the other Transactions, to the extent such other Transactions are applicable to Constellation OP.

(3) On or prior to the date hereof, the RED REIT Board, by unanimous written consent, has duly and validly authorized (i) the execution and delivery by RED REIT of the Original Combination Agreement and (ii) on the terms and subject to the conditions set forth in the Original Combination Agreement, the RED REIT Contribution and the other Transactions, to the extent such other Transactions are applicable to RED REIT.

(d) Approvals; No Defaults.

(1) Except as set forth in Section 4.03(d) of the Constellation OP Disclosure Letter (collectively, the “Constellation Regulatory and Third Party Approvals”), no consents or approvals of, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by Constellation OP, RED REIT, any Contributed Entity or any Contributed Entity Subsidiary in connection with the execution, delivery or performance by Constellation OP or RED REIT of this Agreement or the consummation by Constellation OP, RED REIT or any Contributed Entity Subsidiary of the Transactions to which it is a party. As of the date hereof, to the Knowledge of Constellation OP, the Constellation Parties are not aware of any reason why the necessary Constellation Regulatory and Third Party Approvals will not be received in order to permit consummation of the Transactions on a timely basis.

(2) Subject to (i) receipt, filing or registration, as applicable, of Constellation Regulatory and Third Party Approvals and the expiration of related waiting periods and (ii) required filings under the Exchange Act, the Securities Act and state securities and “blue sky” Laws, the execution, delivery and performance of this Agreement by the Constellation Parties and the consummation by the Constellation Parties and the Contributed Entity Subsidiaries of the Transactions to which either of them is a party, do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien or any acceleration of remedies, penalty, increase in material benefit payable or right of termination under, any applicable Law, any Contract or other instrument or agreement of any Constellation Party, any Contributed Entity or any Contributed Entity Subsidiary or to which any Constellation Party, any Contributed Entity or any Contributed Entity Subsidiary or any of their material, directly owned properties is subject or bound (provided that Equity Interests in any person shall not be deemed to be the properties or assets of any Constellation Party, any Contributed Entity or any Contributed Entity Subsidiary), (B) constitute a breach or violation of, or a default under, the Organizational Documents of any Constellation Party, any Contributed Entity or any Contributed Entity Subsidiary or (C) require any Constellation Party, any Contributed Entity or any Contributed Entity Subsidiary to obtain any consent or approval under any such Law, Contract or other instrument or agreement, except, in the case of clause (A) or (C), for any such breach, violation, default, consent or approval that has not resulted in, and would not reasonably be expected to result in, a Contributed Entity Material Adverse Effect.

(e) Contributed Entities.

(1) Section 4.03(e) of the Constellation OP Disclosure Letter sets forth a true, correct and complete list of all of the Contributed Entities, together with (i) the jurisdiction of organization of each Contributed Entity, (ii) the type of and percentage of voting, equity, profits, capital and other beneficial interest held, directly or indirectly, by Constellation OP or RED REIT, as applicable, in and to each Contributed Entity, (iii) the names of and the type of and percentage of voting, equity, profits, capital and other beneficial interest held by any person other than a Constellation Party or one of their Subsidiaries in each Contributed Entity, and (iv) the classification for U.S. federal income tax purposes of each Contributed Entity.

(2) Constellation OP has previously made available to the Other Parties true and correct copies of (i) all Organizational Documents of each Contributed Entity and (ii) all documents effectuating the Pre-Signing Constellation Internal Transfers.

(3) The documents effectuating the Pre-Signing Constellation Internal Transfers are legal, valid, binding and enforceable in accordance with their respective terms, and are in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

(f) Financial Statements. Attached as Section 4.03(f) of the Constellation OP Disclosure Letter are copies of the following: (i) unaudited combined balance sheets, combined statements of operations and comprehensive income and combined statements of equity with respect to the Contributed Entities on an aggregate basis, as of and for the fiscal years ended December 31, 2016 and 2015 (the “Contributed Entity Annual Financial Statements”), (ii) the unaudited combined balance sheet as of June 30, 2017 and the related consolidated statements of operations and comprehensive income and consolidated statements of equity as of and for the six (6) months ended June 30, 2017 (the “Contributed Entity Second Quarter Financial Statements”), and (iii) any financial statements prepared and delivered for any other reporting period subsequent to June 30, 2017, each of the financial statements described in the foregoing clauses (i)—(iii) unaudited and with any footnotes in draft format only (the “Contributed Entity Interim Financial Statements,” and collectively with the Contributed Entity Annual Financial Statements and Contributed Entity Second Quarter Financial Statements, the “Contributed Entity Financial Statements”). The Contributed Entity Financial Statements (1) have been prepared from, are in accordance with and accurately reflect the books and records of the Contributed Entities in all material respects, (2) have been prepared in accordance with GAAP (except for the absence of footnotes) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end adjustments) in all material respects, and (3) fairly present in all material respects the consolidated financial position of the Contributed Entities as of the date of such statement in accordance with GAAP (except for the absence of footnotes) consistently applied during the periods involved (except in each case as may be noted therein, and subject to normal year-end audit adjustments). It is understood, however, that the Contributed Entities have not been operating historically as a separate “standalone” entity or reporting segment and, therefore, when the Contributed Entity Annual Financial Statements (including footnotes) are audited (the “Contributed Entity Audited Financial Statements”), and the Contributed Entity Audited Financial Statements, Contributed Entity Second Quarter Financial Statements (if applicable) and Contributed Entity Interim Financial Statements are filed in connection with the Form S-4, they will (A) with respect to the Contributed Entity Audited Financial Statements, (i) contain an unqualified report from the Contributed Entities’ independent registered public accountant(s) and (ii) conform to the Contributed Entity Annual Financial Statements in all material respects except for any material audit-related adjustments and corresponding adjustments to footnotes; (B) with respect to the Contributed Entity Second Quarter Financial Statements (if applicable) and Contributed Entity Interim Financial Statements, conform to the Contributed Entity Audited Financial Statements (except that such Contributed Entity Second Quarter Financial Statements (if applicable) and Contributed Entity Interim Financial Statements will not include year-end adjustments and footnote disclosures); (C) comply as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto; (D) be prepared from, and be in accordance with and accurately reflect the books and records of the Contributed Entities; (E) be prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) in all material respects and (F) fairly present in all material respects the consolidated financial position of each Contributed Entity as of the date of such statement, and each of the statements of income and changes in stockholders’ equity and cash flows or equivalent statements (including any related notes and schedules thereto) fairly present in all material respects, the consolidated results of operations, changes in stockholders’ equity and changes in cash flows, as the case may be, of each Contributed Entity for the periods to which those statements relate, in each case in accordance with GAAP consistently applied during the periods involved (except in each case as may be noted therein).

(g) No Undisclosed Liabilities. Except (i) as reflected or adequately reserved against on the consolidated balance sheets included in the Contributed Entity Second Quarter Financial Statements, (ii) for liabilities and obligations incurred since March 31, 2017 and (iii) for liabilities and obligations contemplated by this Agreement or in connection with the Transactions, no Contributed Entity nor any Contributed Entity Subsidiary has any liabilities or obligations, contingent or otherwise, that would be required by GAAP to be reflected on, or disclosed in the notes to, the Contributed Entity Financial Statements, other than as have not resulted in, and would not reasonably be expected to result in, a Contributed Entity Material Adverse Effect.

(h) Litigation. There is no suit, action, investigation or proceeding pending or, to the Knowledge of Constellation OP, threatened against any Contributed Entity or any Contributed Entity Subsidiary, nor is there any Order or arbitration outstanding against any Contributed Entity or any Contributed Entity Subsidiary, in each case, except for those that have not resulted in, and would not reasonably be expected to result in, a Contributed Entity Material Adverse Effect.

(i) Compliance with Laws. Each Contributed Entity and each Contributed Entity Subsidiary:

(1) conducts, and since the later of (x) January 1, 2015 and (y) the date of formation of such Contributed Entity has conducted, its business in compliance in all material respects with all applicable Laws;

(2) has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit it to own or lease its properties, if any, and to conduct its business as presently conducted, except those the absence of which have not resulted in, and would not reasonably be expected to result in, a Contributed Entity Material Adverse Effect; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to the Knowledge of the Constellation Parties, no suspension or cancellation of any of them is threatened, in each case, except as has not resulted in, and would not reasonably be expected to result in, a Contributed Entity Material Adverse Effect; and

(3) has not received, since the later of (x) January 1, 2015 and (y) the date of formation of such Contributed Entity, any written notification from any Governmental Authority (A) asserting that any Contributed Entity or any Contributed Entity Subsidiary is not in compliance with any of the statutes, regulations or ordinances that such Governmental Authority enforces or (B) threatening to revoke any license, franchise, permit or governmental authorization of any Contributed Entity, in each case of clauses (A) and (B), except as has not resulted in, and would not reasonably be expected to result in, a Contributed Entity Material Adverse Effect.

To the extent that a Contributed Entity or Contributed Entity Subsidiary received certain Equity Interests or note receivable in connection with a Pre-Signing Constellation Internal Transfer (or any earlier similar transfer from a Constellation Affiliate), references in this Section 4.03(i) to a Contributed Entity or Contributed Entity Subsidiary shall also refer to the entity that transferred such Equity Interests or note receivable, as the case may be, to such Contributed Entity or Contributed Entity Subsidiary, but only to the extent that any conduct covered by the representations contained in this Section 4.03(i) could reasonably be expected to result in liability being ascribed to a Contributed Entity or a Contributed Entity Subsidiary.

(j) Material Contracts; Defaults.

(1) Section 4.03(j)(1) of the Constellation OP Disclosure Letter sets forth a list of Contracts, including all amendments, supplements, exhibits and side letters to any such Contract, to which each Contributed Entity or any Contributed Entity Subsidiary is a party or by which any of their respective properties or assets are bound (provided that Equity Interests in any person shall not be deemed to be the properties or assets of any Contributed Entity or any Contributed Entity Subsidiary), which, as of the date of this Agreement:

(i) contains any non-compete or exclusivity provisions with respect to any line of business or geographic area with respect to any Contributed Entity or any Contributed Entity Subsidiary, or which restricts the conduct of any line of business of any Contributed Entity, in each case, that have or would reasonably be expected to have a material impact on the Contributed Entities and the Contributed Entity Subsidiaries, taken as a whole;

(ii) establishes a material partnership, joint venture or similar arrangement;

(iii) relates to the borrowing of money from, or extension of credit to, a third party, in each case having a principal amount of Indebtedness in excess of $50 million, other than accounts receivable and payable incurred or arising in the ordinary course of business consistent with past practice (further Section 4.03(j) of the Constellation OP Disclosure Letter shall specifically note if the consummation of the Transactions, absent a consent from the counterparty to such Contract, results in a right of termination, cancellation, acceleration or amendment of, triggers any payments or results in any violation of or constitutes a breach or default of such Contract);

(iv) requires any Contributed Entity or any Contributed Entity Subsidiary to dispose of or acquire assets or properties with a fair market value in excess of $50 million, or involves any pending or contemplated merger, consolidation or similar business combination;

(v) is material to the Contributed Entities, taken as a whole, and is with a Governmental Authority;

(vi) is the current allocation policy of Constellation (the “Allocation Policy”) as of the date hereof; or

(vii) is material to the Contributed Entities and the Contributed Entity Subsidiaries, taken as a whole, and contains any so-called “most favored nations” or similar provisions requiring any Contributed Entity to offer a person any terms or conditions that are at least as favorable as those offered to any other person.

(2) Each Contract of the type described above in Section 4.03(j)(1), and any Contributed Entity MBS Agreement, any Contract forming part of the Contributed Entity Loan Files, any Contributed Entity PE Investment Agreement or any Contributed Entity Major Lease, whether or not set forth in Section 4.03(j) of the Constellation OP Disclosure Letter, is referred to herein as a “Contributed Entity Material Contract.” Except as has not resulted in, and would not reasonably be expected to result in, a Contributed Entity Material Adverse Effect, each Contributed Entity Material Contract is legal, valid, binding and enforceable in accordance with its terms on each Contributed Entity and each Contributed Entity Subsidiary that is a party thereto and, to the Knowledge of Constellation OP, each other party thereto, and is in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

(3) No Contributed Entity nor any Contributed Entity Subsidiary is in default, and to the Knowledge of Constellation OP no other party is in default, under any Contributed Entity Material Contract to which it is a party, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default, in each case, except as has not resulted in, and would not reasonably be expected to result in, a Contributed Entity Material Adverse Effect.

(4) Except as provided in Section 4.03(j)(1) of the Constellation OP Disclosure Letter, Constellation OP has delivered or made available to each of the Other Parties or provided to the Other Parties for review, prior to the execution of the Original Combination Agreement, true and complete copies of all of the Contributed Entity Material Contracts.

(5) To the extent that a Contributed Entity or Contributed Entity Subsidiary received certain Equity Interests or note receivable in connection with a Pre-Signing Constellation Internal Transfer (or any earlier similar transfer from a Constellation Affiliate), references in Section 4.03(j)(3) to a Contributed Entity or Contributed Entity Subsidiary shall also refer to the entity that transferred such equity interests or note receivable, as the case may be, to such Contributed Entity or Contributed Entity Subsidiary, but only to the extent that any conduct covered by the representations contained in Section 4.03(j)(3) could reasonably be expected to result in liability being ascribed to a Contributed Entity or a Contributed Entity Subsidiary.

(k) Employees. None of the Contributed Entities or any Contributed Entity Subsidiaries have, or have ever had, any employees.

(l) Taxes.

(1) Each Contributed Entity and each Contributed Entity Subsidiary has timely filed with the appropriate Governmental Authority all Tax Returns required to be filed, taking into account any extension of time within which to file such Tax Returns, and all such Tax Returns are complete and correct, subject in each case to such exceptions as have not resulted in, and would not reasonably be expected to result in, a Contributed Entity Material Adverse Effect. Each Contributed Entity and each Contributed Entity Subsidiary has duly paid (or there has been paid on their behalf), or made adequate provisions for, all material Taxes required to be paid by them, whether or not shown on any Tax Return. No Constellation Party (in respect of the Contributed Entities) nor any Contributed Entity or any Contributed Entity Subsidiary has received a written claim, or to the Knowledge of Constellation OP, an unwritten claim, by any authority in a jurisdiction where any of them does not file Tax Returns that it is or may be subject to material Tax in that jurisdiction. Each Constellation Party (in respect of the Contributed Entities), each Contributed Entity and each Contributed Entity Subsidiary have established reserves in accordance with GAAP that are adequate for the payment of all material Taxes not yet due and payable with respect to each of them through the date of the most recent Contributed Entity Financial Statements.

(2) There are no audits, investigations by any Governmental Authority or other proceedings ongoing or, to the Knowledge of Constellation OP threatened, with regard to any material Taxes or material Tax Returns of any Contributed Entity or any Contributed Entity Subsidiary. No deficiency for Taxes of any Contributed Entity or any Contributed Entity Subsidiary has been claimed, proposed or assessed in writing or, to the Knowledge of Constellation OP, threatened, by any Governmental

Authority, which deficiency has not yet been settled, except for such deficiencies which are being contested in good faith by appropriate proceedings and for which adequate reserves have been made or with respect to which the failure to pay has not resulted in a Contributed Entity Material Adverse Effect. No Contributed Entity nor any Contributed Entity Subsidiary has waived any statute of limitations with respect to material Taxes, or agreed to any extension of time with respect to any material Tax assessment or deficiency for any open tax year (in each case other than in connection with any extension of time to file any Tax Return). No Contributed Entity nor any Contributed Entity Subsidiary has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) with regard to material Taxes.

(3) No Contributed Entity or Contributed Entity Subsidiary is or holds any asset the disposition of which would be subject to (or to rules similar to) Section 337(d) or Section 1374 of the Code or the regulations thereunder.

(4) Each Contributed Entity and each Contributed Entity Subsidiary has complied, in all material respects, with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471 and 3402 of the Code or similar provisions under any foreign Laws) and have duly and timely withheld and have paid over to the appropriate Governmental Authorities all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(5) There are no, and never have been any, Contributed Entity Tax Protection Agreements in force or otherwise binding upon any Contributed Entity or Contributed Entity Subsidiary.

(6) There are no material Tax Liens upon any property or assets of any Contributed Entity or any Contributed Entity Subsidiary except for Permitted Liens with respect to such Contributed Entity.

(7) No Contributed Entity nor any Contributed Entity Subsidiary has requested, has received or is subject to any written ruling of a Governmental Authority or has entered into any written agreement with a Governmental Authority with respect to any material Taxes.

(8) There are no Tax allocation or sharing agreements or similar arrangements with respect to, binding, or otherwise involving any Contributed Entity or any Contributed Entity Subsidiary other than customary gross-up provisions of any credit or similar commercial contract the primary purpose of which does not relate to Taxes.

(9) No Contributed Entity nor any Contributed Entity Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Constellation) or (ii) has any liability for material Taxes of any person (other than such Contributed Entity or such Contributed Entity Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Laws), as a transferee or successor, by contract or otherwise.

(10) No Contributed Entity nor any Contributed Entity Subsidiary has participated in any “reportable transaction,” within the meaning of Treasury Regulation Section 1.6011-4(b) other than any loss transaction within the meaning of Treasury Regulation Section 1.6011-4(b)(5).

(11) No Contributed Entity nor any Contributed Entity Subsidiary is, will be (regardless of whether the Constellation OP Contribution or the RED REIT Contribution, as applicable, occurs) or would be, as a result of the Transactions, required to include material amounts in income, or exclude items of deduction (in either case for Tax purposes), for any Tax period as a result of (i) a change in method of Tax accounting or period; (ii) an installment sale or “open transaction” disposition; (iii) a prepaid amount received, accrued, or paid; (iv) deferred income or gain; (v) an election under Section 108(i) of the Code; (vi) Section 481 of the Code, or, in the case of each of the foregoing, any corresponding or similar provision of state, local, or non-U.S. Law; (vii) the recapture of any tax credit or other special tax benefit; or (viii) the use of any special accounting method (such as the long-term method for accounting for long-term contracts). No Contributed Entity nor any Contributed Entity Subsidiary has pending a transaction under Section 1031 or 1033 of the Code or other tax-deferral transactions for which deferral will not be available as a result of the Transactions.

(12) No written power of attorney that has been granted by any Contributed Entity or any Contributed Entity Subsidiary is currently in force with respect to any matter relating to Taxes.

(13) No Contributed Entity nor any Contributed Entity Subsidiary directly or indirectly (i) manages a lodging facility or a health care facility or (ii) provides to any other person (under a franchise, license, or otherwise) rights to any brand name under which any lodging facility or health care facility is operated, in each case within the meaning of Section 856(l)(3) of the Code.

(14) No Contributed Entity owns any stock of Nova I or Nova II.

(15) Constellation OP and RED REIT are not “foreign persons” within the meaning of Section 1445(f)(3) of the Code.

(m) Mortgage Backed Securities. Section 4.03(m) of the Constellation OP Disclosure Letter sets forth a list of the mortgage backed securities owned by a Contributed Entity or a Contributed Entity Subsidiary that have a net book value of $10 million or more (collectively, the “Contributed Entity MBS”). A Contributed Entity or a Contributed Entity Subsidiary is the sole owner of the Contributed Entity MBS, free and clear of any Liens (other than Permitted Liens). Constellation OP has made available to each of the Other Parties complete and correct copies of the Contributed Entity MBS, the Contributed Entity Principal MBS Agreements and the related certificates and other instruments evidencing ownership of the Contributed Entity MBS to the extent that such foregoing documents are in Constellation OP’s, RED REIT’s, a Contributed Entity’s or a Contributed Entity Subsidiary’s possession, custody or control. Except as has not resulted in, and would not reasonably be expected to result in, a Contributed Entity Material Adverse Effect, no Contributed Entity nor any Contributed Entity Subsidiary (or the applicable Affiliate of a Contributed Entity or Contributed Entity Subsidiary that transferred Equity Interests or note receivable, as the case may be, to such Contributed Entity or Contributed Entity Subsidiary in connection with a Pre-Signing Constellation Internal Transfer or an earlier similar transfer from a Constellation Affiliate) (1) is in default in the performance of any of its obligations under any pooling and servicing agreements, trust and servicing agreements, trust agreements, servicing agreements or other similar documents providing for the creation of the Contributed Entity MBS or the servicing of the mortgage loans underlying the Contributed Entity MBS (collectively, but only to the extent that a Contributed Entity or Contributed Entity Subsidiary is a party to any of such foregoing agreements, the “Contributed Entity Principal MBS Agreements”) or (2) has received any notice of any default by any master or special servicer of any Contributed Entity MBS. There are no material agreements (other than the Contributed Entity Principal MBS Agreements) between any Contributed Entity or any Contributed Entity Subsidiary and the master or special servicer with respect to any series of Contributed Entity MBS.

(n) Loans.

(1) Section 4.03(n) of the Constellation OP Disclosure Letter sets forth a list of the loans or participations in loans owned by a Contributed Entity or a Contributed Entity Subsidiary that have a net book value of $25 million or more (collectively, the “Contributed Entity Loans”). A Contributed Entity or a Contributed Entity Subsidiary is (x) the sole owner of the Contributed Entity Loans and (y) the sole owner or beneficiary of or under any related notes (collectively, the “Contributed Entity Notes”), deeds of trust, mortgages, security agreements, guaranties, indemnities, financing statements, assignments, endorsements, bonds, letters of credit, accounts, insurance contracts and policies, credit reports, Tax Returns, appraisals, escrow documents, participation agreements (if applicable), loan files, servicing files and all other documents evidencing or securing the Contributed Entity Loans (collectively, the “Contributed Entity Loan Files”), in each case, free and clear of any Liens (other than Permitted Exceptions). No Contributed Entity nor any Contributed Entity Subsidiary (or the

applicable Affiliate of a Contributed Entity or Contributed Entity Subsidiary that transferred Equity Interests or note receivable, as the case may be, to such Contributed Entity or Contributed Entity Subsidiary in connection with a Pre-Signing Constellation Internal Transfer or an earlier similar transfer from a Constellation Affiliate) has sold, assigned, transferred, encumbered, conveyed or pledged (other than pursuant to a pledge or encumbrance that no longer remains in effect) any Contributed Entity Loan or Contributed Entity Note, or the right to receive payments therefrom, to any third party. Constellation OP has made available to each of the Other Parties complete and correct copies of the Contributed Entity Loans and related Contributed Entity Files that are in Constellation OP’s, RED REIT’s, a Contributed Entity’s or a Contributed Entity Subsidiary’s possession, custody or control.

(2) (A) Each Contributed Entity Loan is subject only to “Permitted Exceptions”, which consist of the following: (i) Permitted Liens; (ii) in the case of Contributed Entity Loans that constitute mortgage loans (x) Liens affecting title acceptable to prudent mortgage lending institutions generally and (y) rights of tenants with no options to purchase or rights of first refusal to purchase, except as disclosed in the Contributed Entity Loan Files; and (iii) other matters that would not reasonably be expected to result in a Contributed Entity Material Adverse Effect; (B) each of the Contributed Entity Loans (i) to the Knowledge of Constellation OP, is valid, binding and enforceable against the applicable obligor or borrower thereunder in accordance with its terms (except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles), (ii) was originated in all material respects in compliance with applicable Laws, and (iii) has generally been serviced in accordance with the terms of the related Contributed Entity Note and pooling and servicing agreements and otherwise in accordance with industry accepted servicing practices and in compliance with applicable Law, in each case except as has not resulted in, and would not reasonably be expected to result in, a Contributed Entity Material Adverse Effect; and (C) there is no delinquency in the payments of principal and interest required to be made under the terms of any Contributed Entity Loan in excess of thirty (30) days beyond the applicable due date that has occurred or in any other payments required to be made under the terms of any Contributed Entity Loan (inclusive of any applicable grace or cure period) that would reasonably be expected to result in a Contributed Entity Material Adverse Effect.

(3) Neither Constellation OP, RED REIT nor any Contributed Entity has Knowledge of (A) any written notice asserting any offset, defense (including the defense of usury), claim (including claims of lender liability), counterclaim, right to rescission, set-off, abatement or diminution with respect to any Contributed Entity Loan, Contributed Entity Note or other related agreements, (B) any uncured monetary default in excess of thirty (30) days or event of acceleration existing under any Contributed Entity Loan or the related Contributed Entity Note, (C) any uncured non-monetary default, breach, violation or event of acceleration existing beyond the applicable grace or cure period under any Contributed Entity Loan or the related Contributed Entity Note, (D) any written claim contesting the validity or enforceability of, or purporting to revoke, terminate or rescind, any provision of any Contributed Entity Loan, or (E) any written denial of further liability or obligation under any Contributed Entity Loan or the related Contributed Entity Note, except, in each case, for notices, violations, breaches, defaults or events of acceleration that has not resulted in, and would not reasonably be expected to result in, a Contributed Entity Material Adverse Effect. No Contributed Entity nor any Contributed Entity Subsidiary is in breach of or default under any Contributed Entity Loan, and no other event has occurred that, with notice and/or lapse of time, would constitute a default by a Contributed Entity or any Contributed Entity Subsidiary thereunder, except for breaches or defaults that have not resulted in, and would not reasonably be expected to result in, a Contributed Entity Material Adverse Effect.

(o) PE Investments. Section 4.03(o) of the Constellation OP Disclosure Letter sets forth a list of the Equity Interests owned by a Contributed Entity or a Contributed Entity Subsidiary in real estate private equity funds that have a net book value of $10 million or more (collectively, the “Contributed Entity PE Investments”). Except as has not resulted in, and would not reasonably be expected to result in, a Contributed Entity Material Adverse Effect, (1) a Contributed Entity or a Contributed Entity Subsidiary is the sole owner of the Contributed Entity PE Investments and (2) all of the capital obligations currently due and payable of the Contributed Entities and the Contributed Entity Subsidiaries have been fully funded and, to the Knowledge of Constellation OP, there are no pending capital calls. Section 4.03(o) of the Constellation OP Disclosure Letter also sets forth a schedule of all remaining capital commitments of the Contributed Entities and the Contributed Entity Subsidiaries in respect of the Contributed Entity PE Investments. No Contributed Entity nor any Contributed Entity Subsidiary has sold, assigned, transferred, encumbered, conveyed or pledged any Contributed Entity PE Investments, or the right to receive payments in respect of such Contributed Entity PE Investments, to any third party. Except as provided in Section 4.03(o) of the Constellation OP Disclosure Letter, Constellation OP has made available to each of the Other Parties complete and correct copies of the limited partnership agreements and other documents underlying or otherwise evidencing the Contributed Entity PE Investments (the “Contributed Entity PE Investment Agreements”) that are in Constellation OP’s, RED REIT’s or a Contributed Entity’s possession, custody or control.

(p) Financial Advisors. None of the Constellation Parties, the Contributed Entities, the Contributed Entity Subsidiaries or any of their directors, officers or employees has employed any broker or finder or incurred (or will incur) any liability for any brokerage fees, commissions or finder’s fees in connection with the Transactions, except that, in connection with this Agreement, Constellation has retained J.P. Morgan Securities LLC and Barclays Capital Inc. as its financial advisors. The arrangements and related engagement letters with such financial advisors have been disclosed to the Other Parties and any engagement letters with such financial advisors in respect of the REIT Mergers and other Transactions has been provided in unredacted form to the Other Parties, in each case prior to the date hereof.

(q) Intellectual Property. The Contributed Entities and the Contributed Entity Subsidiaries have sufficient rights to use all material Intellectual Property used in their business as presently conducted, all of which rights shall survive unchanged the consummation of the Transactions, except for any changes that have not resulted in, and would not reasonably be expected to result in, a Contributed Entity Material Adverse Effect.

(r) Real Property.

(1) Section 4.03(r)(1) of the Constellation OP Disclosure Letter sets forth a list of the common name and address of each parcel of real property owned by a Contributed Entity or a Contributed Entity Subsidiary as of the date of this Agreement that has a net book value of $10 million or more (all such real property interests, together with all buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property, are individually referred to herein as a “Contributed Entity Property”). As of the date of this Agreement, each of the Contributed Entity Properties is owned by the Contributed Entity or the Contributed Entity Subsidiary indicated on Section 4.03(r)(1) of the Constellation OP Disclosure Letter. Except as set forth in Section 4.03(r)(1) of the Constellation OP Disclosure Letter, there are no real properties that any Contributed Entity or any Contributed Entity Subsidiary is obligated to buy at some future date. No Contributed Entity nor any Contributed Entity Subsidiary leases or subleases, or is obligated to lease or sublease at some future date, in each case, as a tenant or subtenant, any real property.

(2) The applicable Contributed Entity or Contributed Entity Subsidiary owns good and valid fee simple title to each of the Contributed Entity Properties, in each case, free and clear of Liens, except for Permitted Liens, none of which Permitted Liens have resulted in or would reasonably be expected to result in a Contributed Entity Material Adverse Effect.

(3) There are no pending or, to the Knowledge of Constellation OP, threatened condemnation, expropriation, eminent domain or rezoning proceedings affecting all or any portion of any of the

Contributed Entity Properties. The applicable Contributed Entity or Contributed Entity Subsidiary has all material certificates, variances, permits, licenses or rights required by applicable Law for use and occupancy as are necessary to conduct the business of such Contributed Entity or Contributed Entity Subsidiary thereon as presently conducted or currently intended by such Contributed Entity or Contributed Entity Subsidiary to be conducted, and to the Knowledge of Constellation OP, none of the Contributed Entities or Contributed Entity Subsidiaries has received written notice of any outstanding threat of modification, suspension or cancellation of any such material certificate, variance, permit, license or right, except as would not reasonably be expected to result in a Contributed Entity Material Adverse Effect.

(4) Section 4.03(r)(4) of the Constellation OP Disclosure Letter sets forth a list of each lease or sublease to which a Contributed Entity or a Contributed Entity Subsidiary is a lessor with respect to any of the Contributed Entity Properties, together with all amendments, modifications, supplements, renewals and extensions related thereto, which lease (i) (A) provides for monthly rent in excess of Ten Thousand Dollars ($10,000) and (B) has a term of sixty (60) months or longer or (ii) is for a net rentable area in excess of eighteen thousand (18,000) square feet (the “Contributed Entity Major Leases”). Constellation OP has made available to each of the Other Parties complete and correct copies of the Contributed Entity Major Leases.

(5) To the Knowledge of Constellation OP, there are no Tax abatements or exemptions specifically affecting the Contributed Entity Properties, and no Contributed Entity nor any Contributed Entity Subsidiary has received any written notice of (and Constellation OP does not have any Knowledge of) any proposed increase in the assessed valuation of any of the Contributed Entity Properties or of any proposed public improvement assessments that will result in the Taxes or assessments payable in the next tax period increasing, except in each case for any such Taxes or assessment that have not resulted in, and would not reasonably be expected to result in, a Contributed Entity Material Adverse Effect.

(6) No purchase option has been exercised under any Contributed Entity Major Lease or Contributed Entity Material Contract for which the purchase has not closed prior to the date of this Agreement.

(7) (i) There are no unexpired options to purchase agreements, rights of first refusal or first offer or any other rights to purchase or otherwise acquire any Contributed Entity Property or any portion thereof (other than a tenant’s right to lease space), and (ii) there are no other outstanding rights or agreements to enter into any contract for sale, ground lease or letter of intent to sell or ground lease any Contributed Entity Property that, in each case, is in favor of any third party.

(8) With respect to each Contributed Entity Property, there is issued and outstanding a Contributed Entity Title Insurance Policy, a copy of which, together with all exception documents referenced therein other than such documents pertaining to utility easements, right of way easements, and other easements for the benefit or use of the public or that do not impose any monetary obligations, has been made available to each of the Other Parties. No written claim has been made against any Contributed Entity Title Insurance Policy that has resulted in or would be reasonably expected to result in a Contributed Entity Material Adverse Effect.

(9) The Contributed Entities have made available to each of the Other Parties a rent roll relating to the Contributed Entity Properties that is true, correct and complete in all material respects as of the date of this Agreement. No Contributed Entity nor any Contributed Entity Subsidiary has entered into any agreements with any Governmental Authority relating to assistance with rent payments.

(10) The Contributed Entities and the Contributed Entity Subsidiaries have good and valid title to, or a valid and enforceable leasehold interest in, or other right to use, all personal property owned, used or held for use by them as of the date of this Agreement (other than property owned by tenants and used or held in connection with the applicable tenancy), except as has not resulted in, and would not reasonably be expected to result in, a Contributed Entity Material Adverse Effect. No Contributed Entity’s nor any Contributed Entity Subsidiary’s ownership of or leasehold interest in any such personal property is subject to any Liens, except for Permitted Liens and Liens that have not resulted in, and would not reasonably be expected to result in, a Contributed Entity Material Adverse Effect.

(s) Information Supplied. None of the information supplied or to be supplied in writing by or on behalf of the Constellation Parties, any Contributed Entity or any Contributed Entity Subsidiary for inclusion or incorporation by reference in (i) the Form S-4 will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Proxy Statement will, at the date it is first mailed to the common stockholders of Nova I and Nova II, at the time of the Nova I Stockholders Meeting and the Nova II Stockholders Meeting, at the time the Form S-4 is declared effective by the SEC or at the Closing, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. All documents that Constellation OP is responsible for filing with the SEC in connection with the Constellation OP Contribution or the RED REIT Contribution, to the extent relating to Constellation OP, RED REIT, any Contributed Entity or any Contributed Entity Subsidiary or other information supplied by or on behalf of Constellation OP, RED REIT, any Contributed Entity or any Contributed Entity Subsidiary for inclusion therein, will comply as to form, in all material respects, with the provisions of the Securities Act or Exchange Act, as applicable, and each such document required to be filed with any Governmental Authority (other than the SEC) will comply in all material respects with the provisions of applicable Law as to the information required to be contained therein. The representations and warranties contained in this Section 4.03(s) will not apply to statements or omissions included in the Form S-4 or the Proxy Statement to the extent based upon information supplied to the Constellation Parties by or on behalf of the Other Parties.

(t) Environmental Matters. Except as has not resulted in, and would not reasonably be expected to result in, a Contributed Entity Material Adverse Effect: (i) each Contributed Entity and each Contributed Entity Subsidiary has at all times been in compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining and complying with all permits, consents, certificates, approvals and orders of any Governmental Authority required to be obtained pursuant to applicable Environmental Laws (“Contributed Entity Environmental Permits”); (ii) all Contributed Entity Environmental Permits are in full force and effect and, where applicable, applications for renewal or amendment thereof have been timely filed; (iii) no suspension or cancellation of any Contributed Entity Environmental Permit is pending or threatened in writing; (iv) no property currently or formerly owned or operated by any Contributed Entity or any Contributed Entity Subsidiary has been contaminated with any Hazardous Substance in a manner that could reasonably be expected to result in liability to any Contributed Entity or any Contributed Entity Subsidiary pursuant to any Environmental Law; and (v) there are no proceedings pending or threatened against any Contributed Entity or any Contributed Entity Subsidiary or involving any real property currently or formerly owned, operated or leased by or for any Contributed Entity alleging noncompliance with, or liability under, any applicable Environmental Law.

4.04 Representations and Warranties of the Constellation Parties and the Newco Parties. Except as Previously Disclosed, the Constellation Parties and the Newco Parties hereby jointly represent and warrant to the Nova I Parties and the Nova II Parties, as of the date of this Agreement (but subject to Sections 7.02(g) and 7.03(g)), as follows:

(a) Organization. Each Newco Party (i) is a corporation or limited liability company duly organized, validly existing and in good standing under the Laws of its jurisdiction of formation, (ii) was formed solely for the purpose of engaging in the Transactions and (iii) except for obligations or liabilities incurred and activities undertaken in connection with its incorporation or organization and the Transactions contemplated hereby, or as necessary to maintain its status as a REIT under the Code (if applicable), has not, and will not prior to the Closing have, incurred, directly or indirectly, through any Subsidiary or Affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any person. True and correct copies of Newco’s Organizational Documents as of the date hereof have been delivered to the Other Parties prior to the date hereof.

(b) Capitalization.

(1) As of the date hereof, the authorized stock of Newco consists of 1,000 shares of Newco Class A Common Stock, and 200 shares of preferred stock, par value $0.01 per share, of Newco. All Newco Common Stock to be issued in connection with the Constellation OP Contribution and the REIT Mergers, when so issued in accordance with the terms of this Agreement, will be duly authorized and validly issued and outstanding, fully paid and nonassessable, and subject to no preemptive rights.

(2) As of the date hereof, all of the limited liability company interests in Newco OP are owned by Newco.

(c) Power and Authority. Each Newco Party has the corporate (or comparable) power and authority to execute, deliver and perform its obligations under this Agreement, and each Newco Party has the corporate (or comparable) power and authority to consummate the Transactions to which such Newco Party is a party.

(d) Due Authorization and Execution.

(1) Each Newco Party has duly authorized, executed and delivered this Agreement and has taken all corporate (or comparable) action necessary in order to execute and deliver this Agreement. This Agreement and the Transactions have been authorized by all corporate (or comparable) action necessary on the part of each Newco Party. Assuming due execution by the Other Parties, this Agreement is a valid and legally binding obligation of the Newco Parties, enforceable against the Newco Parties in accordance with its terms (except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

(2) On or prior to the date hereof, the Newco Board, by unanimous written consent, has (i) duly and validly authorized, in its own capacity and as the board of the sole managing member of Newco OP, (x) the execution and delivery by Newco and Newco OP of the Original Combination Agreement, and (y) the issuance of Newco Common Stock and Newco OP Units in connection with the Transactions and (ii) declared advisable the adoption of the Original Combination Agreement and, on the terms and subject to the conditions set forth in the Original Combination Agreement, the Constellation OP Contribution, the RED REIT Contribution, the REIT Mergers, the Newco Contribution and the other Transactions, to the extent such other Transactions are applicable to the Newco Parties, and the sole stockholder of Newco, has approved the REIT Mergers and the other Transactions, to the extent such other Transactions are applicable to the Newco Parties and require approval of the sole stockholder of Newco under the MGCL.

(e) Information Supplied. None of the information supplied or to be supplied in writing by or on behalf of the Newco Parties for inclusion or incorporation by reference in (i) the Form S-4 or Form S-11 will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Proxy Statement will, at the date it is first mailed to the common stockholders of Nova I or Nova II, at the time of the Nova I Stockholders Meeting or Nova II Stockholders Meeting, at the time the Form S-4 is declared effective by the SEC or at the Nova I Merger Effective Time or Nova II Merger Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. All documents that the Newco Parties are responsible for filing with the SEC in connection with the REIT Mergers, to the extent relating to the Newco Parties or other information supplied by or on behalf of the Newco Parties for inclusion therein, will comply as to form, in all material respects, with the provisions of the Securities Act or Exchange Act, as applicable, and each such document required to be filed with any Governmental Authority (other than the SEC) will comply in all material respects with the provisions of applicable Law as to the information required to be contained therein. The representations and warranties contained in this Section 4.04(e) will not apply to statements or omissions included in the Form S-11, Form S-4 or the Proxy Statement to the extent based upon information supplied to the Newco Parties on behalf of the Other Parties.

(f) Financial Advisors. Subject to Section 9.06, neither Newco nor any of its directors, officers or employees has employed any broker or finder or incurred (or will incur) any liability for any brokerage fees, commissions or finder’s fees in connection with the Transactions, except that, in connection with this Agreement, Constellation has retained J.P. Morgan Securities LLC and Barclays Capital Inc. to provide financial advisory services to Newco. The arrangements and related engagement letters with such financial advisors have been disclosed to the Other Parties and any engagement letters with such financial advisors in respect of the REIT Mergers and other Transactions has been provided in unredacted form to the Other Parties, in each case prior to the date hereof.

4.05 Access to Information; Disclaimer.

(a) Each party (1) has had an opportunity to discuss the business of the Other Parties and their respective Subsidiaries with the management of the Other Parties, (2) has had reasonable access to (i) the books and records of the Other Parties and their respective Subsidiaries and (ii) the documents provided by the Other Parties for purposes of the Transactions, (3) has been afforded the opportunity to ask questions of and receive answers from officers of the Other Parties and (4) has conducted its own independent investigation of the Other Parties and their respective Subsidiaries, their respective businesses and the Transactions, and has not relied on any representation, warranty or other statement by any person on behalf of the Other Parties and their respective Subsidiaries, other than the representations and warranties of each of the Other Parties contained in the applicable section of this Agreement and any closing certificate delivered to such party pursuant to Article VII hereof and that all other representations and warranties are specifically disclaimed; provided that, with respect to Constellation OP and RED REIT, the foregoing shall be limited to the extent relating solely to the Contributed Entities. Without limiting the foregoing, except for the representations and warranties set forth in the applicable sections of this Agreement and any closing certificate delivered to such party pursuant to Article VII hereof, as applicable, each party further acknowledges and agrees that none of the Other Parties or any of their respective stockholders, directors, officers, Affiliates, advisors, agents or other Representatives has made any representation or warranty concerning any estimates, projections, forecasts, business plans or other forward-looking information regarding such Other Parties and their respective Subsidiaries or their respective businesses and operations. Each party hereby acknowledges that there are uncertainties inherent in attempting to develop such estimates, projections, forecasts, business plans and other forward-looking information with which such party is familiar, that such party is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, business plans and other forward-looking information furnished to it (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, business plans and other forward-looking information), and that such party will have no claim against the Other Parties or any of their respective stockholders, directors, officers, Affiliates, advisors, agents or other Representatives with respect thereto, except in the case of fraud.

4.06 No Other Representations or Warranties.

(a) Except as expressly set forth in Section 4.01 and in any closing certificate delivered by Nova I pursuant to Article VII, none of the Nova I Parties nor any other person on behalf of any Nova I Party has made or makes any express or implied representations or warranties. Each of the Nova I Parties represents, acknowledges and agrees that in making its decision to enter into this Agreement and to consummate the Transactions, it has relied solely upon the express representations and warranties of the Nova II Parties set forth in Section 4.02, of the Constellation Parties set forth in Section 4.03 and of the Newco Parties set forth in Section 4.04.

(b) Except as expressly set forth in Section 4.02 and in any closing certificate delivered by Nova II pursuant to Article VII, none of the Nova II Parties nor any other person on behalf of any Nova II Party has made or makes any express or implied representations or warranties. Each of the Nova II Parties represents, acknowledges and agrees that in making its decision to enter into this Agreement and to consummate the Transactions, it has relied solely upon the express representations and warranties of the Nova I Parties set forth in Section 4.01, of the Constellation Parties set forth in Section 4.03 and of the Newco Parties set forth in Section 4.04.

(c) Except as expressly set forth in Section 4.03 and in any closing certificate delivered by Constellation OP pursuant to Article VII, none of the Constellation Parties nor any other person on behalf of any Constellation Party, has made or makes any express or implied representations or warranties. Each of the Constellation Parties represents, acknowledges and agrees that in making its decision to enter into this Agreement and to consummate the Transactions, it has relied solely upon the express representations and warranties of the Nova I Parties set forth in Section 4.01 and of the Nova II Parties set forth in Section 4.02.

(d) Except as expressly set forth in Section 4.04 and in any closing certificate delivered by Newco pursuant to Article VII, none of the Newco Parties nor any other person on behalf of any Newco Party, has made or makes any express or implied representations or warranties. Each of the Newco Parties represents, acknowledges and agrees that in making its decision to enter into this Agreement and to consummate the Transactions, it has relied solely upon the express representations and warranties of the Nova I Parties set forth in Section 4.01 and of the Nova II Parties set forth in Section 4.02.

ARTICLE V

CONDUCT OF BUSINESS PENDING THE CLOSING

5.01 Conduct of Business by the Nova I Parties and the Nova II Parties. Each of the Nova I Parties and the Nova II Parties agrees that, from the date hereof until the earlier of (i) the Applicable Effective Time and (ii) the date, if any, on which this Agreement is terminated pursuant to Article VII, except (x) as expressly contemplated by this Agreement, (y) as set forth in Section 5.01 of the Nova I Disclosure Letter or Section 5.01 of the Nova II Disclosure Letter, as applicable, or (z) as required by applicable Law, without the prior written consent of each of the Other Parties (which consent will not be unreasonably withheld, delayed or conditioned), such party will not, and will cause each of its Subsidiaries not to:

(a) Ordinary Course. Conduct its business and the business of its Subsidiaries other than in the ordinary course of business consistent with past practice or fail to use commercially reasonable efforts to preserve intact its business organizations and material assets and maintain its material rights, franchises, authorizations and existing relations with customers, suppliers and business associates.

(b) Operations. Enter into any new material line of business or change its material operating policies, except as required by applicable Law.

(c) Equity Interests. (1) Issue or sell any of its Equity Interests, (2) permit any of its Equity Interests to become subject to new grants, except issuances of Equity Interests to wholly owned Subsidiaries, (3) with respect to the shares of any class of Nova II Common Stock, engage in any reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization without engaging in the same (in a proportionate manner) with respect to the shares of any other class of Nova II Common Stock, (4) issue any shares of Nova I Common Stock or Nova II Common Stock, as applicable, pursuant to the Nova I distribution reinvestment plan or the Nova II distribution reinvestment plan, respectively, or (5) repurchase any shares of Nova I Common Stock or Nova II Common Stock, as applicable, from the holders of such stock, except to the extent necessary to maintain its status as a REIT under the Code when there is not another reasonable available alternative to address the issue.

(d) OP Units. Engage in any reorganization, recapitalization, reclassification, unit split, reverse unit split, or other similar change in capitalization in respect of Nova I OP or Nova II OP, as applicable.

(e) Dividends, Distributions, Repurchases. Make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any of its Equity Interests other than (A) dividends from its wholly-owned Subsidiaries to such party or another of its wholly owned Subsidiaries, (B) subject to the last two sentences of Section 3.02, in respect of record dates up to the Applicable Effective Time, regular daily dividends in respect of the shares of Nova I Common Stock of no more than $0.001917808 per share, in respect of the shares of Nova II Class A Common Stock of no more than $0.001917808 per share, and in respect of the shares of Nova II Class T Common stock of no more than $0.001917808 per share, (C) with respect to the Distributing Party, the Distributing Party Special Dividend, and (D) without duplication of the amounts described in clauses (A), (B) and (C), additional dividends that are necessary to maintain its status as a REIT under the Code and avoid the imposition of corporate level tax under Section 857 of the Code or excise Tax under Section 4981 of the Code (including the REIT Minimum Distribution Dividend described in Section 6.15). Any dividends or other distributions declared or paid pursuant to clause (D) shall be referred to herein as “Extraordinary Dividends” and shall be taken into account in determining any adjustments to the Nova I Exchange Ratio or the Nova II Exchange Ratio pursuant to Sections 2.08(c) and 2.09(c); provided that any (1) Permitted Nova I Excluded Asset Distribution and (2) any Distributing Party Special Dividend shall not be deemed to be Extraordinary Dividends.

(f) Dispositions. Sell, transfer, or otherwise dispose of or discontinue any of its material assets (including any material Subsidiary), business or properties, except for sales, transfers or other dispositions or discontinuances in the ordinary course of business consistent with past practice (which shall be deemed to include sales, transfers or other dispositions of material assets (including any material Subsidiary), businesses or properties in the ordinary course of business at a discount to the value ascribed to such assets, businesses or properties in the determination of the Nova I Exchange Ratio or the Nova II Exchange Ratio, as the case may be; provided that the aggregate amount of such discount is less than or equal to five percent (5%) of the aggregate net asset value ascribed to the assets of Nova I or Nova II, as the case may be, for such purpose); provided that no such sales, transfers or other dispositions or discontinuances shall be to an Affiliate of any party at a discount to the value ascribed to such assets, businesses or properties in the determination of the Nova I Exchange Ratio or the Nova II Exchange Ratio, as the case may be.

(g) Acquisitions and Investments. Acquire the assets, business, or properties of any non-Affiliated entity, or make any loans, advances or capital contributions to, or investments in, any person (other than any wholly-owned Subsidiary of the forbearing party), except for acquisitions, loans, advances or capital contributions or investments (i) in the ordinary course of business consistent with past practice (which shall be deemed to include asset acquisitions and investments in the ordinary course) and (ii) that are consistent with Newco’s intended investment strategy.

(h) Insurance. Allow the lapse or termination of policies of insurance covering material assets and businesses (other than the replacement of existing policies with substantially comparable policies).

(i) Organizational Documents. Amend its Organizational Documents or the Organizational Documents of any of its Significant Subsidiaries.

(j) Significant Subsidiaries. Form any person that would comprise a Significant Subsidiary or dissolve or liquidate any Significant Subsidiary.

(k) Accounting Methods. Implement or adopt any material change in its financial or regulatory accounting principles, practices or methods or materially change any actuarial or other assumptions used to calculate funding obligations with respect to any benefit arrangement, other than as may be required by GAAP (it being understood that any such change that could reasonably result in the applicable person not being capable of satisfying the requirements for qualification and taxation as a REIT under the U.S. federal income Tax Laws shall be considered “material” for purposes of this Section 5.01(k)).

(l) Adverse Actions. Notwithstanding anything herein to the contrary (except in accordance with Sections 6.01 and 6.02), knowingly take any action, or knowingly omit to take any action, which action or omission is reasonably likely to result in any of the conditions to the Transactions set forth in Article VII not being satisfied in a reasonably timely manner, except (with prior notice to the Other Parties) as may be required by applicable Law.

(m) Compensation and Benefits. Except as required pursuant to the terms of the Nova I Incentive Plan (with respect to Nova I) and the Nova II Incentive Plan (with respect to Nova II) in effect as of the date hereof, or as otherwise required by applicable Law, (A) increase the rate of compensation or benefits payable to any director, executive officer or other service provider of it or any of its Subsidiaries or (B) take any action to accelerate the vesting, accrual or payment of, or to fund or in any other way secure the payment, of compensation or benefits under the Nova I Incentive Plan (with respect to Nova I) or the Nova II Incentive Plan (with respect to Nova II).

(n) Taxes. Take any action that could, or fail to take any action, the failure of which could, reasonably be expected to (i) prevent either of the REIT Mergers from qualifying as a reorganization within the meaning of Section 368(a)(1) of the Code, (ii) prevent the Newco Contribution from qualifying as a tax-free transfer pursuant to Section 721 of the Code, (iii) prevent the Constellation OP Contribution from qualifying as a tax-free transaction pursuant to Section 351(a) of the Code, or (iv) cause any party that is intended to be a REIT to fail to qualify as a REIT; enter into, amend or modify any Tax Protection Agreement; make, change or rescind any material election relating to Taxes; change a material method of Tax accounting; materially amend any income Tax Return or any other material Tax Return; settle or compromise any material U.S. federal, state, local or foreign income Tax liability, audit, claim or assessment; enter into any material closing agreement related to Taxes; take any action to recognize, trigger, or authorize any item described in Sections 4.01(n)(14), 4.02(n)(14), or 4.03(l)(9), as applicable, or knowingly surrender any right to claim any material Tax refund, except in each case unless required by Law or necessary or appropriate to preserve the status of any Subsidiary of the forbearing party as a disregarded entity or partnership for U.S. federal income tax purposes. Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit Nova I or Nova II from taking any action, at any time or from time to time, that in the reasonable judgment of the applicable board of directors, upon advice of counsel to the applicable party, is reasonably necessary for the applicable party to avoid or to continue to avoid incurring entity-level income or excise Taxes under the Code and qualify or maintain its or any Subsidiary’s qualification for taxation as a REIT under the Code for any period, including making dividend or distribution payments to stockholders of the applicable party in accordance with this Agreement or otherwise, or to qualify or preserve the status of any Nova I Subsidiary or Nova II Subsidiary, as applicable, as a partnership or disregarded entity for U.S. federal income tax purposes or as a Qualified REIT Subsidiary or Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be.

(o) Debt. Except for intercompany Indebtedness, incur any Indebtedness for borrowed money, or guarantee such Indebtedness to another person.

(p) Litigation. Waive, compromise or settle any litigation, other than settlements that are for cash only and to the extent that it or any of its Subsidiaries has a payment obligation of an amount not to exceed $5 million for all litigation matters that exist as of the date hereof or that arise after the date hereof, which payment obligation would not be deemed to include any amount that is reimbursable or paid by a third-party, including insurance or third-parties managed or advised by Nova I or Nova II, as applicable, or its Subsidiaries; provided further that this Section 5.01(p) shall not limit any payment required by an Order.

(q) Material Contract. Enter into any Contract that would be required to be disclosed in Section 4.01(l) of the Nova I Disclosure Letter or Section 4.02(l) of the Nova II Disclosure Letter, as applicable, or modify, amend, terminate, assign or waive any material right under any Contract required to be disclosed on the applicable Disclosure Letter in any material respect outside the ordinary course of business consistent with past practice.

(r) Liquidation. Authorize, recommend, propose or announce an intention to adopt a plan of complete or partial dissolution or liquidation; provided, however, that a wholly-owned Subsidiary shall be permitted to merge with and into, or liquidate into, another wholly-owned Subsidiary resulting in a deemed liquidation of either such Subsidiary.

(s) Lien. Create any Lien over any material asset or assets, other than Permitted Liens or in connection with refinancing any Indebtedness permitted to be incurred hereunder.

(t) Capital Expenditures. Other than with respect to tenant improvements, make, authorize or incur any material capital expenditures or any obligations or liabilities in respect thereof.

(u) Engagement Letters. Amend or modify the compensation terms or any other material obligations contained in any engagement letter with any financial advisor existing as of the date of this Agreement that relates to the Transactions.

(v) Related Party Transaction. Enter into any transaction that would be required to be disclosed by it pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act.

(w) Commitments. Enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing.

5.02 Conduct of Business by the Contributed Entities. With respect to the Contributed Entities, each of the Constellation Parties agrees that, from the date hereof until the earlier of (i) (A) with respect to the Constellation OP Contributed Entities, the closing of the Constellation OP Contribution and (B) with respect to the RED REIT Contributed Entities, the closing of the RED REIT Contribution and (ii) the date, if any, on which this Agreement is terminated pursuant to Article VII, except (x) as expressly contemplated by this Agreement, (y) as set forth in Section 5.02 of the Constellation OP Disclosure Letter, or (z) as required by applicable Law, without the prior written consent of each of the Other Parties (which consent will not be unreasonably withheld, delayed or conditioned), each Constellation Party will cause each Contributed Entity not to:

(a) Ordinary Course. Conduct its business and the business of its Subsidiaries other than in the ordinary course of business consistent with past practice or fail to use commercially reasonable efforts to preserve intact its business organizations, and material assets and maintain its material rights, franchises, authorizations and existing relations with customers, suppliers and business associates.

(b) Operations. Enter into any new material line of business or change its material operating policies, except as required by applicable Law.

(c) Equity Interests. Issue or sell any of its Equity Interests.

(d) Dispositions. With respect to the Contributed Entities, sell, transfer, or otherwise dispose of or discontinue any material assets (including any material Subsidiary), business or properties, except for sales, transfers or other dispositions or discontinuances in the ordinary course of business consistent with past practice (which shall be deemed to include sales, transfers or other dispositions of material assets (including any material Subsidiary), businesses or properties in the ordinary course of business at a discount to the value ascribed to such assets, businesses or properties in the determination of the consideration received by Constellation OP and RED REIT pursuant to Section 2.01; provided that the aggregate amount of such discount is less than or equal to five percent (5%) of the aggregate net asset value ascribed to the assets of the Contributed Entities for such purpose);

provided that no such sales, transfers or other dispositions or discontinuances shall be to an Affiliate at a discount to the value ascribed to such assets, businesses or properties in the determination of the consideration received by Constellation OP and RED REIT pursuant to Section 2.01.

(e) Acquisitions and Investments. With respect to the Contributed Entities, acquire the assets, business, or properties, or make any loans, advances or capital contributions to, or investments in, any person (other than any wholly-owned Subsidiary of a Contributed Entity), except for acquisitions, loans, advances or capital contributions or investments (i) in the ordinary course of business consistent with past practice (which shall be deemed to include asset acquisitions and investments in the ordinary course) and (ii) that are consistent with Newco’s intended investment strategy.

(f) Dividends and Distributions. With respect to the Contributed Entities, make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any of its Equity Interests that exceeds the Constellation Permitted Distributions.

(g) Insurance. Allow the lapse or termination of policies of insurance covering material assets and businesses (other than the replacement of existing policies with substantially comparable policies).

(h) Organizational Documents. Amend the Organizational Documents of any Contributed Entity.

(i) Adverse Actions. Notwithstanding anything herein to the contrary, knowingly take any action, or knowingly omit to take any action, which action or omission is reasonably likely to result in any of the conditions to the Transactions set forth in Article VII not being satisfied in a reasonably timely manner, except (with prior notice to the Other Parties) as may be required by applicable Law.

(j) Debt. Except as set forth in Section 5.02(j) of the Constellation OP Disclosure Letter, incur any Indebtedness for borrowed money, or guarantee such Indebtedness to another person.

(k) Litigation. Waive, compromise or settle any litigation, other than settlements that are for cash only and to the extent that it has a payment obligation of an amount not to exceed $5 million for all litigation matters that exist as of the date hereof or that arise after the date hereof, which payment obligation would not be deemed to include any amount that is reimbursable or paid by a third-party, including insurance or third-parties managed or advised by the applicable Contributed Entity or its Subsidiaries; provided further that this Section 5.02(k) shall not limit any payment required by an Order.

(l) Material Contract. Enter into any Contract that would be required to be disclosed in Section 4.03(j) of the Constellation OP Disclosure Letter, or modify, amend, terminate, assign or waive any material right under any Contract required to be disclosed on the Constellation OP Disclosure Letter in any material respect outside the ordinary course of business consistent with past practice.

(m) Liquidation. Authorize, recommend, propose or announce an intention to adopt a plan of complete or partial dissolution or liquidation with respect to any Contributed Entity; provided, however, that any Contributed Entity shall be permitted to merge with and into, or liquidate into, another Contributed Entity resulting in a deemed liquidation of either such Contributed Entity.

(n) Lien. Create any Lien over any material asset or assets of any Contributed Entity, other than Permitted Liens or in connection with refinancing any Indebtedness permitted to be incurred hereunder.

(o) Capital Expenditures. Other than tenant improvements, make, authorize or incur any material capital expenditures or any obligations or liabilities in respect thereof.

(p) Engagement Letters. Amend or modify the compensation terms or any other material obligations contained in any engagement letter with any financial advisor existing as of the date of this Agreement that relates to the Transactions.

(q) Commitments. Enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing.

(r) Taxes. Take any action that could, or fail to take any action, the failure of which could, reasonably be expected to (i) prevent either of the REIT Mergers from qualifying as a reorganization within the meaning of Section 368(a)(1) of the Code, (ii) prevent the Newco Contribution from qualifying as a tax-free transfer pursuant to Section 721 of the Code, (iii) prevent the Constellation OP Contribution from qualifying as a tax-free transaction pursuant to Section 351(a) of the Code (unless Constellation OP shall waive such condition), or (iv) cause any party that is intended to be a REIT to fail to qualify as a REIT; enter into, amend or modify any Tax Protection Agreement; make, change or rescind any material election relating to Taxes of a Contributed Entity that would apply to such Contributed Entity following the Constellation OP Contribution or the RED REIT Contribution, as applicable; change a material method of Tax accounting of a Contributed Entity that would apply to such Contributed Entity following the Constellation OP Contribution or the RED REIT Contribution, as applicable; materially amend any income Tax Return or any other material Tax Return of a Contributed Entity that would apply to such Contributed Entity following the Constellation OP Contribution or the RED REIT Contribution, as applicable; settle or compromise any material U.S. federal, state, local or foreign income Tax liability, audit, claim or assessment with respect to a Contributed Entity that would apply to such Contributed Entity following the Constellation OP Contribution or the RED REIT Contribution, as applicable; enter into any material closing agreement related to Taxes with respect to a Contributed Entity that would apply to such Contributed Entity following the Constellation OP Contribution or the RED REIT Contribution, as applicable; with respect to any Contributed Entity, take any action to recognize, trigger, or authorize any item described in Section 4.03(l)(9); or knowingly surrender any right to claim any material Tax refund, except in each case unless required by Law or necessary or appropriate to preserve the status of any Subsidiary of the forbearing party as a disregarded entity or partnership for U.S. federal income tax purposes. Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit the Constellation Parties from taking any action, at any time or from time to time, with respect to a Contributed Entity that in the reasonable judgment of the applicable board of directors, upon advice of counsel to the applicable party, is reasonably necessary for the applicable party to avoid or to continue to avoid incurring entity-level income or excise Taxes under the Code and qualify or maintain, as applicable, the qualification of Constellation or RED REIT for taxation as a REIT under the Code for any period, or to qualify or preserve the status of any Contributed Entity, as applicable, as a partnership or disregarded entity for U.S. federal income tax purposes or as a Qualified REIT Subsidiary or Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be.

5.03 Conduct of Business by the Constellation Parties. Each of the Constellation Parties agrees that, from the date hereof until the earlier of (i) (A) with respect to the Constellation OP Contributed Entities, the closing of the Constellation OP Contribution and (B) with respect to the RED REIT Contributed Entities, the closing of the RED REIT Contribution and (ii) the date, if any, on which this Agreement is terminated pursuant to Article VII, except (x) as expressly contemplated by this Agreement, (y) as set forth in Section 5.03 of the Constellation OP Disclosure Letter, or (z) as required by applicable Law, without the prior written consent of each of the Other Parties (which consent will not be unreasonably withheld, delayed or conditioned), each Constellation Party will not:

(a) Equity Interests. Issue or sell any of its Equity Interests in the Contributed Entities.

(b) Organizational Documents. Amend the Organizational Documents of any Contributed Entity.

(c) Adverse Actions. Notwithstanding anything herein to the contrary, knowingly take any action, or knowingly omit to take any action, which action or omission is reasonably likely to result in any of the conditions to the Transactions set forth in Article VII not being satisfied in a reasonably timely manner, except (with prior notice to the Other Parties) as may be required by applicable Law.

(d) Lien. Create any Lien over any material asset or assets of any Contributed Entity, other than Permitted Liens or in connection with refinancing any Indebtedness permitted to be incurred hereunder.

(e) Engagement Letters. Amend or modify the compensation terms or any other material obligations contained in any engagement letter with any financial advisor existing as of the date of this Agreement that relates to the Transactions.

(f) Commitments. Enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing.

(g) Allocation Policy. Materially amend the Allocation Policy in a manner adverse to the Nova I Parties or the Nova II Parties.

5.04 Conduct of Business by the Newco Parties. Each of the Newco Parties agrees that, from the date hereof until the earlier of (i) the Applicable Effective Time and (ii) the date, if any, on which this Agreement is terminated pursuant to Article VII, except (x) as expressly contemplated by this Agreement or (y) as required by applicable Law, without the prior written consent of each of the Other Parties (which consent will not be unreasonably withheld, delayed or conditioned), each Newco Party will not:

(a) Operations. Engage in any material business activities or conduct any material operations, other than the execution of the Original Combination Agreement and this Agreement, the performance of its obligations hereunder and matters ancillary thereto, and except to the extent necessary to maintain its status as a REIT under the Code (if applicable).

(b) Equity Interests. Issue or sell any of its Equity Interests.

(c) Organizational Documents. Amend its Organizational Documents or the Organizational Documents of any of its Subsidiaries.

(d) Liquidation. Authorize, recommend, propose or announce an intention to adopt a plan of complete or partial dissolution or liquidation.

5.05 Quarterly Reports. It is acknowledged and agreed that each of the Nova I Board and the Nova II Board receives a report from its respective external manager regarding Nova I’s and Nova II’s, respectively, disposition and acquisition and investment activity on a quarterly basis in arrears. From the date hereof until the Closing, each of Nova I and Nova II shall provide such report it receives to each of the Other Parties, and Constellation OP shall provide each of the Nova I Board and the Nova II Board with a comparable report (on a quarterly basis in arrears) regarding the disposition and acquisition and investment activity of the Contributed Entities.

5.06 No Control of Other Party’s Business. Without limiting in any way any party’s rights or obligations under this Agreement, nothing contained in this Agreement shall give any party, directly or indirectly, the right to control or direct the Other Parties’ and their respective Subsidiaries’ operations prior to the Closing, the Nova I Merger Effective Time and the Nova II Merger Effective Time. Notwithstanding the foregoing, it is understood and agreed that a Constellation OP Subsidiary serves as the external manager of each of Nova I and Nova II and manages the day-to-day operations of each of Nova I and Nova II pursuant to advisory agreements.

ARTICLE VI

COVENANTS

6.01 Nova I Acquisition Proposals.

(a) Go Shop. Notwithstanding anything to the contrary contained in this Agreement but subject to Sections 6.01(b)(3), (d) and (e), during the period beginning on the date of the first public announcement of this Agreement and continuing until 11:59 p.m. (New York City time) on the date that is thirty (30) days after the date of the first public announcement of this Agreement (the “Go Shop Period End Time”), Nova I, the Nova I Subsidiaries and their respective Representatives may and shall have the right to, directly or indirectly: (i) solicit, initiate, encourage or facilitate any inquiries, proposals or offers for, or engage in any negotiations concerning, or provide any confidential or nonpublic information or data to, or have any discussions with, any person relating to any inquiry, proposal, offer or other action that constitutes, or could reasonably be expected to lead to, a Nova I Acquisition Proposal, including by way of contacting third parties, broadly disseminating public disclosure or providing access to the properties, offices, assets, books, records and personnel of Nova I and the Nova I Subsidiaries and furnishing non-public information pursuant to (but only pursuant to) one or more executed confidentiality agreements (containing provisions limiting the use and disclosure of non-public written and oral information furnished to such person by or on behalf of Nova I at least as favorable to Nova I as the provisions of the Confidentiality Agreement); provided, however, that Nova I has previously furnished, made available or provided access to such nonpublic information to the Other Parties or concurrently does so; (ii) enter into, engage in, continue or otherwise participate in any discussions or negotiations regarding or otherwise in furtherance of any inquiry, proposal, offer or other action that constitutes, or could reasonably be expected to lead to, or otherwise to obtain, a Nova I Acquisition Proposal; (iii) release any person from or fail to enforce any confidentiality, “standstill” or similar obligation to Nova I or any of the Nova I Subsidiaries; and (iv) disclose to the stockholders of Nova I any information required to be disclosed under applicable Law; provided, however, that in the case of this clause (iv), if such disclosure has the effect of withdrawing or adversely modifying, or does not expressly restate and publicly reaffirm, the Nova I Board Recommendation, then such disclosure shall be deemed to be a Nova I Change of Recommendation. For purposes of this Agreement, the term “Nova I Go Shop Bidder” shall mean any person (including its controlled Affiliates and Representatives) that submits a written proposal or offer regarding a Nova I Acquisition Proposal prior to the Go Shop Period End Time that the Nova I Board Special Committee determines in good faith after consultation with outside legal counsel and outside financial advisors, prior to the Go Shop Period End Time (or in the case of any Nova I Acquisition Proposal received fewer than five (5) business days before the date of the Go Shop Period End Time, no later than five (5) business days after the receipt of such Nova I Acquisition Proposal), has resulted in, or would be reasonably likely to result in, a Nova I Superior Proposal.

(b) No Solicitation or Negotiation.

(1) Except with respect to a Nova I Go Shop Bidder, from and after the Go Shop Period End Time, Nova I shall, and shall cause the Nova I Subsidiaries and its and their respective directors, officers, Affiliates and Representatives, and shall direct each of its and the Nova I Subsidiaries’ other Representatives (to the extent acting on behalf of Nova I) to, immediately cease and cause to be terminated any discussions or negotiations with any person conducted theretofore with respect to any Nova I Acquisition Proposal. Except with respect to a Nova I Go Shop Bidder, from and after the Go Shop Period End Time, Nova I shall not, and shall cause the Nova I Subsidiaries and its and their respective directors, officers and Affiliates, and shall direct each of its and the Nova I Subsidiaries’ other Representatives (to the extent acting on behalf of Nova I) not to, directly or indirectly, (I) solicit, initiate, knowingly encourage or facilitate any inquiries, proposals or offers for, or engage in any negotiations concerning, or provide any confidential or nonpublic information or data to, or have any discussions with, any person relating to any inquiry, proposal, offer or other action that constitutes, or could reasonably be expected to lead to, a Nova I Acquisition Proposal, (II) enter into or engage in, continue or otherwise participate in any discussions or negotiations regarding or otherwise in furtherance of, or furnish to any other person any information in connection with or for the purpose of encouraging or facilitating, any inquiry, proposal, offer or other action that constitutes, or could reasonably be expected to lead to, or otherwise to obtain, a Nova I Acquisition Proposal, (III) release any person from or fail to enforce any confidentiality, “standstill” or similar obligation to Nova I or any of the Nova I Subsidiaries, or (IV) approve, recommend or enter into any letter of intent or similar document, agreement, commitment, arrangement, understanding, contract or agreement in principle (whether binding or not) with respect to, contemplating or otherwise relating to a Nova I Acquisition Proposal; provided, however, that notwithstanding anything to the contrary contained in this Agreement, Nova I shall be permitted to waive or to not enforce any provision of any confidentiality, “standstill” or similar obligation to permit a person to make a confidential Nova I Acquisition Proposal directly to the Nova I Board Special Committee if the Nova I Board Special Committee determines in good faith after consultation with outside legal counsel that any such failure to waive or to not enforce would be inconsistent with or otherwise result in a breach of the Nova I directors’ duties under applicable Law. Upon the Go Shop Period End Time, Nova I shall, and shall cause the Nova I Subsidiaries and their respective directors, officers, Affiliates and Representatives to: (1) withdraw and terminate access that was granted to any person (other than any Nova I Go Shop Bidder and the Other Parties and their respective Representatives) to any “data room” (virtual or physical) that was established with respect to or in connection with any Nova I Acquisition Proposal or potential Nova I Acquisition Proposal and (2) exercise and use commercially reasonable efforts to enforce any contractual rights available to Nova I to cause each person (other than any Nova I Go Shop Bidder and the Other Parties and their respective Representatives) who received non-public or confidential information of Nova I or any Nova I Subsidiary to promptly return to Nova I or destroy such information. For the avoidance of doubt, after the Go Shop Period End Time and until the receipt of the Nova I Requisite Vote, Nova I, the Nova I Subsidiaries and their respective Representatives may continue to take any of the actions described in Section 6.01(a) with respect to any proposals or offers regarding any Nova I Acquisition Proposal submitted by a Nova I Go Shop Bidder on or before the Go Shop Period End Time or with respect to any amended or modified proposal or offer with respect to any such Nova I Acquisition Proposal submitted by a Nova I Go Shop Bidder after the Go Shop Period End Time if the Nova I Board Special Committee has determined in good faith after consultation with outside legal counsel and outside financial advisors that such Nova I Acquisition Proposal (as may be amended or modified) is or is reasonably likely to lead to a Nova I Superior Proposal; provided that a Nova I Go Shop Bidder shall cease to be a Nova I Go Shop Bidder if the negotiations between Nova I and such Nova I Go Shop Bidder with respect to the Nova I Acquisition Proposal that resulted in such Nova I Go Shop Bidder becoming a Nova I Go Shop Bidder shall have been terminated.

(2) Notwithstanding anything in this Agreement to the contrary, at any time after the Go Shop Period End Time and prior to the time, but not after, the Nova I Requisite Vote is obtained, Nova I and its Representatives may (A) provide information in response to a request therefor by a person or persons who has made a written Nova I Acquisition Proposal that did not result from a breach of Section 6.01(b)(1) (provided that Nova I (x) receives from the person or persons so requesting such information an executed confidentiality agreement (containing provisions limiting the use and disclosure of non-public written and oral information furnished to such person by or on behalf of Nova I at least as favorable to Nova I as the provisions of the Confidentiality Agreement), and (y) as contemplated below, Nova I discloses to the Other Parties (and provides copies to the Other Parties of) such written Nova I Acquisition Proposal and concurrently furnishes, makes available or provides access to any nonpublic information provided to such person or persons to the extent not previously so provided to such Other Party), and (B) engage or participate in any discussions or negotiations with any person who has made such a written Nova I Acquisition Proposal, if and only to the extent that, in each such case referred to in clause (A) or (B) above, the Nova I Board Special Committee has either determined that such Nova I Acquisition Proposal constitutes a Nova I Superior Proposal or determined in good faith after consultation with outside legal counsel and outside financial advisors that such Nova

I Acquisition Proposal could reasonably be expected to lead to a Nova I Superior Proposal. Without limiting the foregoing, it is understood that any violation of the foregoing restrictions by the Representatives or Affiliates of Nova I or any Nova I Subsidiary shall be deemed to be a breach of this Section 6.01 by Nova I.

(3) As soon as is reasonably practicable (and in any event no later than twenty-four (24) hours) after the Go Shop Period End Time, Nova I will notify the Other Parties in writing (i) if any Nova I Go Shop Bidders remain at such time, (ii) of the identity of such Nova I Go Shop Bidder(s) and (iii) concerning the material terms and conditions of the most recent Nova I Acquisition Proposal received from such Nova I Go Shop Bidder(s) (and shall include with such notice copies of any written Nova I Acquisition Proposal, including any proposed transaction agreement), and thereafter shall promptly (and in any event no later than twenty-four (24) hours after the occurrence of such developments, discussions or negotiations or receipt of materials) (x) keep the Other Parties reasonably informed of all material developments, discussions and negotiations concerning any such Nova I Acquisition Proposal and (y) provide the Other Parties with any written supplements or written additions to any written Nova I Acquisition Proposal, including any revisions to any proposed transaction agreement. Without limiting the foregoing, from and after the Go Shop Period End Time, Nova I will promptly (and in any event no later than twenty-four (24) hours after receipt thereof) notify the Other Parties in writing if (A) any Nova I Acquisition Proposal is received by Nova I, (B) any request for information relating to Nova I or any Nova I Subsidiary is received by Nova I or any Nova I Subsidiary from any person who informs Nova I or any Nova I Subsidiary that it is considering making or has made a Nova I Acquisition Proposal or (C) any discussions or negotiations are sought to be initiated with Nova I regarding any Nova I Acquisition Proposal, in each case from a person that is not a Nova I Go Shop Bidder, and shall, in any such notice to the Other Parties, indicate the identity of the person making, and the material terms and conditions of, such Nova I Acquisition Proposal, request or inquiry (and shall include with such notice copies of any written Nova I Acquisition Proposal, including any proposed transaction agreement), and thereafter shall promptly (and in any event no later than twenty-four (24) hours after the occurrence of such developments, discussions or negotiations or receipt of materials) (x) keep the Other Parties reasonably informed of all material developments, discussions and negotiations concerning any such Nova I Acquisition Proposal, request or inquiry and (y) provide the Other Parties with any written supplements or written additions to any written Nova I Acquisition Proposal, including any revisions to any proposed transaction agreement. Neither Nova I nor any Nova I Subsidiary will enter into any agreement with any person subsequent to the date of this Agreement that prohibits Nova I from providing any information to the Other Parties in accordance with this Section 6.01.

(c) No Change of Recommendation. Except as expressly provided in Sections 6.01(d), 6.01(e) and 8.03(d), neither the Nova I Board, nor any committee thereof, nor any group of directors, formally or informally, shall:

(1) change, withhold, withdraw, qualify or modify or publicly propose or announce or authorize or resolve to, or announce its intention to change, withhold, withdraw, qualify or modify, in each case in a manner adverse to the Other Parties, the Nova I Board Recommendation;

(2) authorize, approve, endorse, declare advisable, adopt or recommend or propose to publicly authorize, approve, endorse, declare advisable, adopt or recommend, any Nova I Acquisition Proposal;

(3) authorize, cause or permit Nova I or any Nova I Subsidiary to enter into any Alternative Acquisition Agreement for any Nova I Acquisition Proposal; or

(4) fail to make the Nova I Board Recommendation or fail to include the Nova I Board Recommendation in the Proxy Statement (any action described in clauses (1), (2) or (4) of this Section 6.01(c) being referred to as a “Nova I Change of Recommendation”).

(d) Nova I Change of Recommendation; Right to Terminate. Notwithstanding anything in this Agreement to the contrary, at any time after the date of this Agreement and prior to the time, but not after, the Nova I Requisite Vote is obtained, and subject to compliance with the provisions of this Section 6.01(d) in all material respects, if (i) Nova I receives a Nova I Acquisition Proposal (whether or not from a Nova I Go Shop Bidder) that did not result from a breach of this Section 6.01 (and such proposal is not withdrawn) and the Nova I Board Special Committee determines that such Nova I Acquisition Proposal constitutes a Nova I Superior Proposal and, after consultation with outside legal counsel, that failure to effect a Nova I Change of Recommendation in connection with such Nova I Superior Proposal or that failure to terminate this Agreement to enter into an Alternative Acquisition Agreement for such Nova I Superior Proposal would be inconsistent with the Nova I directors’ duties under applicable Law, then the Nova I Board (based on the recommendation of the Nova I Board Special Committee) may effect a Nova I Change of Recommendation and/or terminate this Agreement in accordance with Section 8.03(d) or (ii) a Nova I Intervening Event occurs, and the Nova I Board Special Committee determines in good faith, after consultation with outside legal counsel, that the failure to effect a Nova I Change of Recommendation would be inconsistent with the Nova I directors’ duties under applicable Law, then the Nova I Board (based on the recommendation of the Nova I Board Special Committee) may effect a Nova I Change of Recommendation; provided, however, that the Nova I Board may not take action contemplated by clause (i) or (ii) pursuant to the foregoing unless:

(1) Nova I has provided written notice to the Other Parties of its intention to take such action at least four (4) business days in advance of effecting a Nova I Change of Recommendation or terminating this Agreement (unless at the time such notice is otherwise required to be given there are less than four (4) business days prior to the Nova I Stockholders Meeting, in which case Nova I will provide as much notice as is reasonably practicable (the period inclusive of all such days, the “Nova I Notice Period”)), which notice shall specify in reasonable detail the reasons for such action and, if such action is made in response to a Nova I Superior Proposal, such prior written notice shall include a description of the material terms of such Nova I Superior Proposal and a copy of the then existing draft of the definitive agreement providing for such Nova I Superior Proposal and any then existing drafts of the other relevant transaction agreements (it being understood and agreed that any amendment, supplement or modification to the terms of any Nova I Superior Proposal shall be deemed a new Nova I Superior Proposal and Nova I may not terminate this Agreement pursuant to Section 8.03(d) or make a Nova I Change of Recommendation unless Nova I has provided a new notice pursuant to this Section 6.01(d)(1), except that such new Nova I Notice Period in connection with any such amendment, supplement or modification shall be for two (2) business days from the time the Other Parties receive such notice (or as much notice as is reasonably practicable if there are fewer than two (2) business days prior to the Nova I Stockholders Meeting));

(2) if such action is made in response to a Nova I Superior Proposal, during the Nova I Notice Period, Nova I has negotiated (and directed its outside financial and outside legal advisors to negotiate) with the Other Parties in good faith (to the extent the Other Parties desire to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Nova I Superior Proposal ceases to constitute (in the good faith determination of the Nova I Board Special Committee, after consultation with outside legal counsel and outside financial advisors) a Nova I Superior Proposal; and

(3) if such action is made in response to a Nova I Intervening Event, during the Nova I Notice Period, Nova I has negotiated (and directed its outside financial and outside legal advisors to negotiate) with the Other Parties in good faith (to the extent the Other Parties desire to negotiate) to make such adjustments in the terms and conditions of this Agreement such that the failure to effect a Nova I Change of Recommendation would not, in the good faith determination of the Nova I Board Special Committee, after consultation with outside legal counsel, be inconsistent with the Nova I directors’ duties under applicable Law.

(e) Certain Permitted Disclosure. Nothing contained in this Agreement shall prevent Nova I or the Nova I Board from complying with Rule 14d-9 and Rule 14e-2(a) under the Exchange Act or otherwise complying with its disclosure obligations under applicable Law with regard to a Nova I Acquisition Proposal, provided that, if such disclosure has the effect of withdrawing or adversely modifying, or does not expressly restate and publicly reaffirm, the Nova I Board Recommendation, such disclosure shall be deemed to be a Nova I Change of Recommendation.

6.02 Nova II Acquisition Proposals.

(a) Go Shop. Notwithstanding anything to the contrary contained in this Agreement but subject to Sections 6.02(b)(3), (d) and (e), during the period beginning on the date of the first public announcement of this Agreement and continuing until the Go Shop Period End Time, Nova II, the Nova II Subsidiaries and their respective Representatives may and shall have the right to, directly or indirectly: (i) solicit, initiate, encourage or facilitate any inquiries, proposals or offers for, or engage in any negotiations concerning, or provide any confidential or nonpublic information or data to, or have any discussions with, any person relating to any inquiry, proposal, offer or other action that constitutes, or could reasonably be expected to lead to, a Nova II Acquisition Proposal, including by way of contacting third parties, broadly disseminating public disclosure or providing access to the properties, offices, assets, books, records and personnel of Nova II and the Nova II Subsidiaries and furnishing non-public information pursuant to (but only pursuant to) one or more executed confidentiality agreements (containing provisions limiting the use and disclosure of non-public written and oral information furnished to such person by or on behalf of Nova II at least as favorable to Nova II as the provisions of the Confidentiality Agreement); provided, however, that Nova II has previously furnished, made available or provided access to such nonpublic information to the Other Parties or concurrently does so; (ii) enter into, engage in, continue or otherwise participate in any discussions or negotiations regarding or otherwise in furtherance of any inquiry, proposal, offer or other action that constitutes, or could reasonably be expected to lead to, or otherwise to obtain, a Nova II Acquisition Proposal; (iii) release any person from or fail to enforce any confidentiality, “standstill” or similar obligation to Nova II or any of the Nova II Subsidiaries; and (iv) disclose to the stockholders of Nova II any information required to be disclosed under applicable Law; provided, however, that in the case of this clause (iv), if such disclosure has the effect of withdrawing or adversely modifying, or does not expressly restate and publicly reaffirm, the Nova II Board Recommendation, then such disclosure shall be deemed to be a Nova II Change of Recommendation. For purposes of this Agreement, the term “Nova II Go Shop Bidder” shall mean any person (including its controlled Affiliates and Representatives) that submits a written proposal or offer regarding a Nova II Acquisition Proposal prior to the Go Shop Period End Time that the Nova II Board Special Committee determines in good faith after consultation with outside legal counsel and outside financial advisors, prior to the Go Shop Period End Time (or in the case of any Nova II Acquisition Proposal received fewer than five (5) business days before the date of the Go Shop Period End time, no later than five (5) business days after the receipt of such Nova II Acquisition Proposal), has resulted in, or would be reasonably likely to result in, a Nova II Superior Proposal.

(b) No Solicitation or Negotiation.

(1) Except with respect to a Nova II Go Shop Bidder, from and after the Go Shop Period End Time, Nova II shall, and shall cause the Nova II Subsidiaries and its and their respective directors, officers, Affiliates and Representatives, and shall direct each of its and the Nova II Subsidiaries’ other Representatives (to the extent acting on behalf of Nova II) to, immediately cease and cause to be terminated any discussions or negotiations with any person conducted theretofore with respect to any Nova II Acquisition Proposal. Except with respect to a Nova II Go Shop Bidder, from and after the Go Shop Period End Time, Nova II shall not, and shall cause the Nova II Subsidiaries and its and their respective directors, officers and Affiliates, and shall direct each of its and the Nova II Subsidiaries’ other Representatives (to the extent acting on behalf of Nova II) not to, directly or indirectly, (I) solicit, initiate, knowingly encourage or facilitate any inquiries, proposals or offers for, or engage in any negotiations concerning, or provide any confidential or nonpublic information or data to, or have any discussions with, any person relating to any inquiry, proposal, offer or other action that constitutes, or could reasonably be expected to lead to, a Nova II Acquisition Proposal, (II) enter into or engage in, continue or otherwise participate in any discussions or negotiations regarding or otherwise in furtherance of, or furnish to any other person any information in connection with or for the purpose of encouraging or facilitating, any inquiry, proposal, offer or other action that constitutes, or could reasonably be expected to lead to, or otherwise to obtain, a Nova II Acquisition Proposal, (III) release any person from or fail to enforce any confidentiality, “standstill” or similar obligation to Nova II or any of the Nova II Subsidiaries, or (IV) approve, recommend or enter into any letter of intent or similar document, agreement, commitment, arrangement, understanding, contract or agreement in principle (whether binding or not) with respect to, contemplating or otherwise relating to a Nova II Acquisition Proposal; provided, however, that notwithstanding anything to the contrary contained in this Agreement, Nova II shall be permitted to waive or to not enforce any provision of any confidentiality, “standstill” or similar obligation to permit a person to make a confidential Nova II Acquisition Proposal directly to the Nova II Board Special Committee if the Nova II Board Special Committee determines in good faith after consultation with outside legal counsel and outside financial advisors that any such failure to waive or to not enforce would be inconsistent with or otherwise result in a breach of the Nova II directors’ duties under applicable Law. Upon the Go Shop Period End Time, Nova II shall, and shall cause the Nova II Subsidiaries and their respective directors, officers, Affiliates and Representatives to: (1) withdraw and terminate access that was granted to any person (other than any Nova II Go Shop Bidder and the Other Parties and their respective Representatives) to any “data room” (virtual or physical) that was established with respect to or in connection with any Nova II Acquisition Proposal or potential Nova II Acquisition Proposal and (2) exercise and use commercially reasonable efforts to enforce any contractual rights available to Nova II to cause each person (other than any Nova II Go Shop Bidder and the Other Parties and their respective Representatives) who received non-public or confidential information of Nova II or any Nova II Subsidiary to promptly return to Nova II or destroy such information. For the avoidance of doubt, after the Go Shop Period End Time and until the receipt of the Nova II Requisite Vote, Nova II, the Nova II Subsidiaries and their respective Representatives may continue to take any of the actions described in Section 6.02(a) with respect to any proposals or offers regarding any Nova II Acquisition Proposal submitted by a Nova II Go Shop Bidder on or before the Go Shop Period End Time or with respect to any amended or modified proposal or offer with respect to any such Nova II Acquisition Proposal submitted by a Nova II Go Shop Bidder after the Go Shop Period End Time if the Nova II Board Special Committee has determined in good faith after consultation with outside legal counsel that such Nova II Acquisition Proposal (as may be amended or modified) is or is reasonably likely to lead to a Nova II Superior Proposal; provided that a Nova II Go Shop Bidder shall cease to be a Nova II Go Shop Bidder if the negotiations between Nova II and such Nova II Go Shop Bidder with respect to the Nova II Acquisition Proposal that resulted in such Nova II Go Shop Bidder becoming a Nova II Go Shop Bidder shall have been terminated.

(2) Notwithstanding anything in this Agreement to the contrary, at any time after the Go Shop Period End Time and prior to the time, but not after, the Nova II Requisite Vote is obtained, Nova II and its Representatives may (A) provide information in response to a request therefor by a person or persons who has made a written Nova II Acquisition Proposal that did not result from a breach of Section 6.02(b)(1) (provided that Nova II (x) receives from the person or persons so requesting such information an executed confidentiality agreement (containing provisions limiting the use and disclosure of non-public written and oral information furnished to such person by or on behalf of Nova II at least as favorable to Nova II as the provisions of the Confidentiality Agreement), and (y) as contemplated below, Nova II discloses to the Other Parties (and provides copies to the Other Parties of) such written Nova II Acquisition Proposal and concurrently furnishes, makes available or provides access to any nonpublic information provided to such person or persons to the extent not previously so provided to such Other Party), and (B) engage or participate in any discussions or negotiations with any person who has made such a written Nova II Acquisition Proposal, if and only to the extent that, in each such case referred to in clause (A) or (B) above, the Nova II Board Special Committee has either determined that such Nova II Acquisition Proposal constitutes a Nova II Superior Proposal or determined in good faith after consultation with outside legal counsel and outside financial advisors that such Nova II Acquisition Proposal could reasonably be expected to lead to a Nova II Superior Proposal. Without limiting the foregoing, it is understood that any violation of the foregoing restrictions by the Representatives or Affiliates of Nova II or any Nova II Subsidiary shall be deemed to be a breach of this Section 6.02 by Nova II.

(3) As soon as is reasonably practicable (and in any event no later than twenty-four (24) hours) after the Go Shop Period End Time, Nova II will notify the Other Parties in writing (i) if any Nova II Go Shop Bidders remain at such time, (ii) of the identity of such Nova II Go Shop Bidder(s) and (iii) concerning the material terms and conditions of the most recent Nova II Acquisition Proposal received from such Nova II Go Shop Bidder(s) (and shall include with such notice copies of any written Nova II Acquisition Proposal, including any proposed transaction agreement), and thereafter shall promptly (and in any event no later than twenty-four (24) hours after the occurrence of such developments, discussions or negotiations or receipt of materials) (x) keep the Other Parties reasonably informed of all material developments, discussions and negotiations concerning any such Nova II Acquisition Proposal and (y) provide the Other Parties with any written supplements or written additions to any written Nova II Acquisition Proposal, including any revisions to any proposed transaction agreement. Without limiting the foregoing, from and after the Go Shop Period End Time, Nova II will promptly (and in any event no later than twenty-four (24) hours after receipt thereof) notify the Other Parties in writing if (A) any Nova II Acquisition Proposal is received by Nova II, (B) any request for information relating to Nova II or any Nova II Subsidiary is received by Nova II or any Nova II Subsidiary from any person who informs Nova II or any Nova II Subsidiary that it is considering making or has made a Nova II Acquisition Proposal or (C) any discussions or negotiations are sought to be initiated with Nova II regarding any Nova II Acquisition Proposal, in each case from a person that is not a Nova II Go Shop Bidder, and shall, in any such notice to the Other Parties, indicate the identity of the person making, and the material terms and conditions of, such Nova II Acquisition Proposal, request or inquiry (and shall include with such notice copies of any written Nova II Acquisition Proposal, including any proposed transaction agreement), and thereafter shall promptly (and in any event no later than twenty-four (24) hours after the occurrence of such developments, discussions or negotiations or receipt of materials) (x) keep the Other Parties reasonably informed of all material developments, discussions and negotiations concerning any such Nova II Acquisition Proposal, request or inquiry and (y) provide the Other Parties with any written supplements or written additions to any written Nova II Acquisition Proposal, including any revisions to any proposed transaction agreement. Neither Nova II nor any Nova II Subsidiary will enter into any agreement with any person subsequent to the date of this Agreement that prohibits Nova II from providing any information to the Other Parties in accordance with this Section 6.02.

(c) No Change of Recommendation. Except as expressly provided in Sections 6.02(d), 6.02(e) and 8.04(d), neither the Nova II Board, nor any committee thereof, nor any group of directors, formally or informally, shall:

(1) change, withhold, withdraw, qualify or modify or publicly propose or announce or authorize or resolve to, or announce its intention to change, withhold, withdraw, qualify or modify, in each case in a manner adverse to the Other Parties, the Nova II Board Recommendation;

(2) authorize, approve, endorse, declare advisable, adopt or recommend or propose to publicly authorize, approve, endorse, declare advisable, adopt or recommend, any Nova II Acquisition Proposal;

(3) authorize, cause or permit Nova II or any Nova II Subsidiary to enter into any Alternative Acquisition Agreement for any Nova II Acquisition Proposal; or

(4) fail to make the Nova II Board Recommendation or fail to include the Nova II Board Recommendation in the Proxy Statement (any action described in clauses (1), (2) or (4) of this Section 6.02(c) being referred to as a “Nova II Change of Recommendation”).

(d) Nova II Change of Recommendation; Right to Terminate. Notwithstanding anything in this Agreement to the contrary, at any time after the date of this Agreement and prior to the time, but not after, the Nova II Requisite Vote is obtained, and subject to compliance with the provisions of this Section 6.02(d) in all material respects, if (i) Nova II receives a Nova II Acquisition Proposal (whether or not from a Nova I Go Shop Bidder) that did not result from a breach of this Section 6.02 (and such proposal is not withdrawn) and the Nova II Board Special Committee determines that such Nova II Acquisition Proposal constitutes a Nova II Superior Proposal and, after consultation with outside legal counsel, that failure to effect a Nova II Change of Recommendation in connection with such Nova II Superior Proposal or that failure to terminate this Agreement to enter into an Alternative Acquisition Agreement for such Nova II Superior Proposal would be inconsistent with the Nova II directors’ duties under applicable Law, then the Nova II Board (based on the recommendation of the Nova II Board Special Committee) may effect a Nova II Change of Recommendation and/or terminate this Agreement in accordance with Section 8.04(d) or (ii) a Nova II Intervening Event occurs, and the Nova II Board Special Committee determines in good faith, after consultation with outside legal counsel, that the failure to effect a Nova II Change of Recommendation would be inconsistent with the Nova II directors’ duties under applicable Law, then the Nova II Board (based on the recommendation of the Nova II Board Special Committee) may effect a Nova II Change of Recommendation; provided, however, that the Nova II Board may not take action contemplated by clause (i) or (ii) pursuant to the foregoing unless:

(1) Nova II has provided written notice to the Other Parties of its intention to take such action at least four (4) business days in advance of effecting a Nova II Change of Recommendation or terminating this Agreement (unless at the time such notice is otherwise required to be given there are less than four (4) business days prior to the Nova II Stockholders Meeting, in which case Nova II will provide as much notice as is reasonably practicable (the period inclusive of all such days, the “Nova II Notice Period”)), which notice shall specify in reasonable detail the reasons for such action and, if such action is made in response to a Nova II Superior Proposal, such prior written notice shall include a description of the material terms of such Nova II Superior Proposal and a copy of the then existing draft of the definitive agreement providing for such Nova II Superior Proposal and any then existing drafts of the other relevant transaction agreements (it being understood and agreed that any amendment, supplement or modification to the terms of any Nova II Superior Proposal shall be deemed a new Nova II Superior Proposal and Nova II may not terminate this Agreement pursuant to Section 8.04(d) or make a Nova II Change of Recommendation unless Nova II has provided a new notice pursuant to this Section 6.02(d)(1), except that such new Nova II Notice Period in connection with any such amendment, supplement or modification shall be for two (2) business days from the time the Other Parties receive such notice (or as much notice as is reasonably practicable if there are less than two (2) business days prior to the Nova II Stockholders Meeting));

(2) if such action is made in response to a Nova II Superior Proposal, during the Nova II Notice Period, Nova II has negotiated (and directed its outside financial and outside legal advisors to negotiate) with the Other Parties in good faith (to the extent the Other Parties desire to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Nova II Superior Proposal ceases to constitute (in the good faith determination of the Nova II Board Special Committee, after consultation with outside legal counsel and outside financial advisors) a Nova II Superior Proposal; and

(3) if such action is made in response to a Nova II Intervening Event, during the Nova II Notice Period, Nova II has negotiated (and directed its outside financial and outside legal advisors to negotiate) with the Other Parties in good faith (to the extent the Other Parties desire to negotiate) to make such adjustments in the terms and conditions of this Agreement such that the failure to effect a Nova II Change of Recommendation would not, in the good faith determination of the Nova II Board Special Committee, after consultation with outside legal counsel, be inconsistent with the Nova II directors’ duties under applicable Law.

(e) Certain Permitted Disclosure. Nothing contained in this Agreement shall prevent Nova II or the Nova II Board from complying with Rule 14d-9 and Rule 14e-2(a) under the Exchange Act or otherwise complying with its disclosure obligations under applicable Law with regard to a Nova II Acquisition Proposal, provided that, if such disclosure has the effect of withdrawing or adversely modifying, or does not expressly restate and publicly reaffirm, the Nova II Board Recommendation, such disclosure shall be deemed to be a Nova II Change of Recommendation.

6.03 Preparation of the Form S-4 and the Proxy Statement.

(a) As promptly as practicable following the date of this Agreement, (i) the parties shall jointly prepare the Proxy Statement in preliminary form, and (ii) Newco shall prepare and file with the SEC, the Form S-4 with respect to the Newco Common Stock issuable in connection with the Constellation OP Contribution and the REIT Mergers, which will include the Proxy Statement and a prospectus of Newco. Each of the parties shall use commercially reasonable efforts to (x) have the Proxy Statement cleared by the SEC and the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, (y) ensure that the Proxy Statement and Form S-4 comply in all material respects with the applicable provisions of the Exchange Act or Securities Act, and (z) keep the Form S-4 effective for so long as necessary to complete the REIT Mergers. Subject to Sections 6.01(d), 6.01(e), 6.02(d) and 6.02(e), as applicable, the Form S-4 and Proxy Statement shall include all information reasonably requested by such Other Party to be included therein. Each of the parties shall promptly notify the Other Parties upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 or Proxy Statement, and shall, as promptly as practicable after receipt thereof, provide the Other Parties with copies of all correspondence between it and its Representatives, on one hand, and the SEC, on the other hand, and all written comments with respect to the Proxy Statement or the Form S-4 received from the SEC and notify the Other Parties of any oral comments with respect to the Proxy Statement or the Form S-4 received from the SEC. Each of Nova I and Nova II shall use commercially reasonable efforts to respond as promptly as practicable to any comments from the SEC with respect to the Proxy Statement, and Newco shall respond as promptly as practicable to any comment from the SEC with respect to the Form S-4. Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of the parties shall cooperate with and provide to the Other Parties a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response) and shall consider in good faith including in such document or response any comments reasonably proposed by the Other Parties. Each of the parties shall notify the Other Parties, promptly after it receives notice thereof, of the time of the effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Newco Common Stock issuable in connection with the Constellation OP Contribution and the REIT Mergers, for offering or sale in any jurisdiction, and each of the parties shall use commercially reasonable efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. The parties shall also take any other action required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder, or the MGCL, as applicable, and the rules of the applicable National Securities Exchange in connection with the filing and distribution of the Proxy Statement and the Form S-4, and the solicitation of proxies from the common stockholders of each of the parties thereunder.

(b) Each of the parties shall, upon request, promptly furnish to the Other Parties all information concerning itself, its Subsidiaries and Affiliates, its directors and officers and the holders of its stock and provide such other information and assistance as may be reasonably requested, necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of the parties or any of their respective Subsidiaries to the applicable National Securities Exchange or any Governmental Authority in connection with the Transactions, including in connection with the preparation, filing and distribution of the Form S-4 and Proxy Statement. In addition, each of Nova I, Nova II and Constellation OP will use commercially reasonable efforts to (i) provide interim financial statements (including footnotes) of Nova I and the Nova I Subsidiaries, Nova II and the Nova II Subsidiaries or the Contributed Entities, as applicable, that are required by the Securities Act to be included in the Form S-4 that have been reviewed by its independent registered public accounting firm, (ii) provide management’s discussion and analysis of interim and annual consolidated financial statements,

(iii) request its independent registered public accounting firm to consent to the inclusion or incorporation by reference of the audit reports on its annual audited consolidated financial statements included in the Form S-4, and (iv) provide information concerning Nova I, Nova II or the Contributed Entities, as applicable, necessary to enable the parties to prepare required pro forma financial statements and related footnotes, in each case, to the extent reasonably necessary to permit Newco to prepare the Form S-4. In addition to the preceding sentence and without limiting any obligations thereunder, the Constellation Parties shall deliver to the Other Parties the Contributed Entity Audited Financial Statements as promptly as reasonably practicable following the date of this Agreement. Notwithstanding the foregoing and except as required by applicable Law, no party shall furnish any information that is the subject of any confidentiality agreement with any third party (provided that the withholding party shall use commercially reasonable efforts to obtain the required consent of such third party with respect to furnishing such information) or subject to any attorney client privilege (provided that the withholding party shall use commercially reasonable efforts to permit the furnishing of such information in a manner that does not result in loss or waiver of privilege).

(c) If, at any time prior to receipt of the Nova I Requisite Vote or the Nova II Requisite Vote, any information relating to Nova I, Nova II, the Contributed Entities, Newco or any of their respective Affiliates, should be discovered by Nova I, Nova II, Constellation OP or Newco that, in the reasonable judgment of Nova I, Nova II, Constellation OP or Newco, should be set forth in an amendment of, or a supplement to, any of the Form S-4 or the Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the Other Parties, and the parties shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Proxy Statement or the Form S-4, as applicable and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to common stockholders of Nova I or Nova II. Nothing in this Section 6.03(c) shall limit the obligations of any party under Section 6.03(a). For purposes of this Section 6.03, any information concerning or related to Nova I, its Affiliates or the Nova I Stockholders Meeting will be deemed to have been provided by Nova I, any information concerning or related to Nova II, its Affiliates or the Nova II Stockholders Meeting will be deemed to have been provided by Nova II, and any information concerning or related to Constellation OP or its Affiliates (including the Contributed Entities and Newco) will be deemed to have been provided by Constellation OP.

6.04 Stockholders Meetings.

(a) Nova I, acting through the Nova I Board Special Committee and the Nova I Board, shall, as promptly as practicable after the date of this Agreement, take all action required by the MGCL and its Organizational Documents necessary to duly call, give notice of, convene and hold as promptly as practicable after the Form S-4 is declared effective under the Securities Act a meeting of the common stockholders of Nova I for the purpose of approving the Nova I Merger, the Nova I Charter Amendments and the other Transactions, to the extent such other Transactions are applicable to the Nova I Parties and required under the MGCL to be voted on by the stockholders of Nova I (as they may be combined or separately required to be proposed or presented) (including any postponement, adjournment or recess thereof, the “Nova I Stockholders Meeting”); provided that Nova I (1) may postpone, recess or adjourn such meeting solely (A) to the extent required by applicable Law, (B) with the prior written consent of the Other Parties, (C) to allow reasonable additional time to solicit additional proxies to the extent Nova I reasonably believes necessary in order to obtain the Nova I Requisite Vote, (D) in the absence of a quorum or (E) if Nova I has delivered any notice contemplated by Section 6.01(d) and the time periods contemplated by Section 6.01(d) have not expired and (2) shall postpone, recess or adjourn such meeting if, as of the scheduled date of such meeting, Nova I has not solicited sufficient proxies in order to obtain the Nova I Requisite Vote; provided further that, in each case, Nova I shall not be permitted to postpone, recess or adjourn such meeting to a date that is (x) more than thirty (30) days after the date for which the Nova I Stockholders Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law) or (y) more than 120 days from the record date for the Nova I Stockholders Meeting, whichever occurs first (the “Nova I Outside Meeting Date”).

(b) Nova II, acting through the Nova II Board Special Committee and the Nova II Board, shall, as promptly as practicable after the date of this Agreement, take all action required by the MGCL and its Organizational Documents to duly call, give notice of, convene and hold as promptly as practicable after the Form S-4 is declared effective under the Securities Act a meeting of the common stockholders of Nova II for the purpose of approving the Nova II Merger, the Nova II Charter Amendment and the other Transactions, to the extent such other Transactions are applicable to the Nova II Parties and required under the MGCL to be voted on by the stockholders of Nova II (as they may be combined or separately required to be proposed or presented) (including any postponement, adjournment or recess thereof, the “Nova II Stockholders Meeting”); provided that Nova II (1) may postpone, recess or adjourn such meeting solely (A) to the extent required by applicable Law, (B) with the prior written consent of the Other Parties, (C) to allow reasonable additional time to solicit additional proxies to the extent Nova II reasonably believes necessary in order to obtain the Nova II Requisite Vote, (D) in the absence of a quorum or (E) if Nova II has delivered any notice contemplated by Section 6.02(d) and the time periods contemplated by Section 6.02(d) have not expired and (2) shall postpone, recess or adjourn such meeting if, as of the scheduled date of such meeting, Nova II has not solicited sufficient proxies in order to obtain the Nova II Requisite Vote; provided further that, in each case, Nova II shall not be permitted to postpone, recess or adjourn such meeting to a date that is (x) more than thirty (30) days after the date for which the Nova II Stockholders Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law) or (y) more than 120 days from the record date for the Nova II Stockholders Meeting, whichever occurs first (the “Nova II Outside Meeting Date”).

(c) The parties shall use their respective commercially reasonable efforts to hold the Nova I Stockholders Meeting and the Nova II Stockholders Meeting on the same day.

6.05 Preparation of the Form S-11; Listing Process.

(a) As promptly as practicable following the date of this Agreement, Newco shall prepare and file or submit with the SEC the Form S-11 with respect to the registration of shares of Newco Class A Common Stock in connection with an initial public offering by Newco (the “IPO”). Newco shall use commercially reasonable efforts (i) to ensure that the Form S-11 complies in all material respects with the applicable provisions of the Exchange Act or Securities Act, (ii) to respond as promptly as practicable to SEC comments received with respect to the Form S-11, (iii) if requested by Constellation OP (and subject to the IPO/Listing Parameters), to have the Form S-11 declared effective under the Securities Act as promptly as practicable after such filing, and (iv) if declared effective by the SEC, to keep the Form S-11 effective for so long as necessary to complete the IPO by Newco. Each of the parties shall promptly furnish all information concerning itself, its Affiliates, and the holders of its stock to Newco (including financial statements required to be included in the Form S-11) and provide such other assistance as may be reasonably requested or necessary in connection with the preparation, filing and distribution of the Form S-11. Newco shall promptly notify the Other Parties upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-11, and shall, as promptly as practicable after receipt thereof, provide the Other Parties with copies of all correspondence between it and its Representatives, on one hand, and the SEC, on the other hand, and all written comments with respect to the Form S-11 received from the SEC. Notwithstanding the foregoing, prior to filing or submitting the Form S-11 (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, Newco shall cooperate with and provide to the Other Parties a reasonable opportunity to review and comment on such document or response and shall consider in good faith including in such document or response any comments reasonably proposed by the Other Parties. Newco also shall take any other action required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder, or the MGCL, as applicable, the rules of the Financial Industry Regulatory Authority, Inc., and the rules of the applicable National Securities Exchange in connection with the filing of the Form S-11.

(b) Constellation OP shall use commercially reasonable efforts to effect the IPO on terms consistent with those terms that may be mutually agreed upon by the Parties and set forth in Section 6.05(b) of the

Constellation OP Disclosure Letter (the “IPO/Listing Parameters”) prior to the Outside Date. Subject to Section 6.05(e), as promptly as practicable following receipt of the Nova I Requisite Vote and the Nova II Requisite Vote, Newco shall file with or submit to the SEC a preliminary prospectus relating to the IPO, in order to permit the commencement of a “road show” for the initial public offering of Newco Class A Common Stock.

(c) If the terms of the IPO are within the IPO/Listing Parameters, then Constellation OP may, in its discretion, pursue and consummate the IPO at any time within six (6) months after the receipt of the Nova I Requisite Vote and Nova II Requisite Vote. Constellation OP shall have the sole discretion to determine if market conditions are favorable for effecting the IPO; provided that if Constellation OP desires to pursue the IPO (i) after the date that is six (6) months following the later of the receipt of the Nova I Requisite Vote and the receipt of the Nova II Requisite Vote or (ii) on terms that are not consistent with the IPO/Listing Parameters, then such decision as to whether to effect an IPO of Newco shall require the prior approval of the Nova I Board Special Committee and the Nova II Board Special Committee.

(d) Notwithstanding the foregoing, if Constellation OP determines, in its sole discretion, that market conditions are not favorable for an IPO, it may, following receipt of the Nova I Requisite Vote and the Nova II Requisite Vote, elect to proceed with a listing (without an IPO of Newco) of the shares of Newco Class A Common Stock on a National Securities Exchange in lieu of the IPO of Newco; provided that such listing shall be within the IPO/Listing Parameters; and provided further that Constellation OP shall use commercially reasonable efforts to effect such listing following such determination. Each of the parties shall promptly furnish all information concerning itself, its Affiliates, and the holders of its stock to Newco and provide such other assistance as may be reasonably requested or necessary in connection with the listing process. At any time during the six (6)-month period following the later of the receipt of the Nova I Requisite Vote and the receipt of the Nova II Requisite Vote, Constellation OP shall have the sole discretion to determine when to pursue a listing of the Newco Class A Common Stock within the IPO/Listing Parameters. If Constellation OP desires to pursue a listing of the Newco Class A Common Stock (i) after the date that is six (6) months following the later of the receipt of the Nova I Requisite Vote and the receipt of the Nova II Requisite Vote or (ii) on terms that are not consistent with the IPO/Listing Parameters, then such decision as to whether to effect a listing of the Newco Class A Common Stock shall require the prior approval of the Nova I Board Special Committee and the Nova II Board Special Committee.

(e) For the avoidance of doubt, notwithstanding anything to the contrary in this Section 6.05, nothing in this Article VI shall require Constellation OP to cause Newco to file a preliminary prospectus with the SEC, commence a “road show,” or effect an IPO of Newco or a listing of the Newco Class A Common Stock if Constellation OP determines, in its sole discretion, that market conditions are not favorable to effect an IPO of Newco or a listing of the Newco Class A Common Stock.

6.06 Actions.

(a) On the terms and subject to the conditions of this Agreement, each party will use commercially reasonable efforts to take, or cause to be taken, in good faith, all actions, and to do, or cause to be done, all things necessary, proper or desirable under applicable Laws, so as to permit consummation of the Constellation OP Contribution, the RED REIT Contribution and the REIT Mergers as promptly as practicable in accordance with this Agreement and otherwise to enable consummation of the Transactions, and each will cooperate fully with, and furnish information to, the Other Parties to those ends.

(b) Subject to Section 6.06(b) of the Disclosure Letter of each party, the parties and their respective Subsidiaries will cooperate and use their respective commercially reasonable efforts to prepare as promptly as practicable all documentation, to effect all filings and to obtain all material permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary to consummate the REIT Mergers (including material Regulatory and Third Party Approvals) and the other Transactions and will make all necessary filings in respect of the material Regulatory and Third Party Approvals as soon as practicable. Each of the parties will have the right to review in advance, and to the extent practicable each will consult with the Other Parties with respect to, in each case subject to applicable Laws relating to the exchange of information, all written information submitted to any third party or any Governmental Authority in connection with the Regulatory and Third Party Approvals. In addition, subject to Section 6.06(b) of the Disclosure Letter of each party, each party shall, and shall cause its Subsidiaries, to use their respective commercially reasonable efforts to obtain any consents, approvals or waivers under any material Contract pursuant to which the Transactions could give rise to a default or acceleration (following the provision of any notice, passage of time or both) thereunder and to take any further actions reasonably requested by any Other Party to avoid any such default or acceleration. In exercising the foregoing rights, each of the parties will act reasonably and as promptly as practicable. Each party will consult with the Other Parties with respect to obtaining all material permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the Transactions and each party will keep the Other Parties apprised of the status of material matters relating to completion of the Transactions.

(c) Each party will, upon request, furnish the Other Parties with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such Other Party or any of their respective Subsidiaries with or to any third party or Governmental Authority in connection with the Transactions.

(d) Without limiting the foregoing, each party shall make appropriate filings with respect to the Requisite Regulatory Approvals, in each case, as promptly as practicable after the date hereof and take any and all other actions reasonably necessary, including to supply as promptly as practicable any additional information and documentary material that may be requested by a Governmental Authority, to obtain the Requisite Regulatory Approvals or to cause the expiration or termination of the applicable waiting periods, in each case as soon as practicable.

(e) In furtherance and not in limitation of the covenants of the parties contained in this Section 6.06, if any administrative or judicial action or proceeding, including any proceeding by a private person, is instituted (or threatened to be instituted) challenging the Transactions (“Transaction Litigation”), such party against whom the action or proceeding has been brought (or that has Knowledge such action or proceeding has been threatened), shall promptly notify the Other Parties thereof. The parties shall reasonably cooperate and consult each other in good faith on any material decisions in the defense of any Transaction Litigation and none of the parties shall settle, compromise, come to an arrangement regarding or agree to settle, compromise or come to an arrangement regarding any such Transaction Litigation without each of the Other Party’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

6.07 Press Releases. Each party will consult with the Other Parties before issuing any press release or other written stockholder communication with respect to the Constellation OP Contribution, the RED REIT Contribution, the REIT Mergers or the other Transactions or this Agreement and will not issue any such stockholder communication or make any such public statement with respect to the Constellation OP Contribution, the RED REIT Contribution, the REIT Mergers or the other Transactions or this Agreement without the prior written consent of the Other Parties, which consent will not be unreasonably withheld, delayed or conditioned; provided that a party may, without the prior written consent of the Other Parties (but after prior consultation, to the extent practicable in the circumstances), issue such communication or make such public statement as may be required by applicable Law or securities exchange rules; provided, further, that a party may, without the prior written consent of the Other Parties, and without consultation, issue any communications relating to a Nova I Acquisition Proposal or Nova II Acquisition Proposal, as applicable; provided, further, that any such communication relating to a Nova I Acquisition Proposal or Nova II Acquisition Proposal that does not expressly restate and publicly reaffirm the Nova I Board Recommendation or Nova II Board Recommendation, respectively, shall be a Nova I Change of Recommendation or Nova II Change of Recommendation, as the case may be. The parties will use their respective commercially reasonable efforts to cooperate on a prompt basis to develop all public communications and make appropriate members of management available at presentations related to the Transactions as reasonably requested by the Other Parties. Notwithstanding the foregoing, nothing in this Section 6.07 limits the obligations of Nova I and Nova II under Section 6.01 and Section 6.02, respectively.

6.08 Access; Information.

(a) Each of the parties agrees that upon reasonable notice and subject to applicable Laws relating to the exchange of information, it will (and will cause its Subsidiaries to) afford the Other Parties, and the Other Parties’ respective directors, officers, counsel, accountants and other authorized Representatives, reasonable access during normal business hours throughout the period from the date hereof until the Closing to the books, records (including Tax Returns and work papers of independent auditors) and properties and to such other information as the Other Parties may reasonably request and, during such period, each party will furnish promptly to the Other Parties (1) a copy of each report, schedule and other document filed by it pursuant to the requirements of federal or state securities Laws, and (2) such other information concerning the business and properties of it as any of the Other Parties may reasonably request; provided that the obligation of Constellation OP and RED REIT hereunder shall be limited to the books, records, properties and such other information to the extent relating solely to the Contributed Entities. None of the parties will be required to afford access or disclose information that would jeopardize attorney-client privilege or contravene any binding agreement with any third party. The parties will use their respective commercially reasonable efforts to make appropriate substitute arrangements in circumstances where the previous sentence applies.

(b) Each party will, and will cause its respective Subsidiaries and representatives to, hold any information that is nonpublic and confidential in accordance with, and to the extent required by, the Confidentiality Agreement.

6.09 Takeover Laws and Provisions. Each party shall not, and shall cause its respective Subsidiaries and representatives not to, take any action that would, or would reasonably be expected to, cause any Takeover Law to become applicable to this Agreement, the Transactions, or grant any waiver under any Takeover Law with respect to any Nova I Acquisition Proposal or Nova II Acquisition Proposal, as applicable, or other transaction with a third party or otherwise take any action to exempt any person from any Takeover Law or similar restrictive provision of such party’s Organizational Documents. If any Takeover Law is or may become applicable to the Transactions, each of the parties and the respective board of directors shall grant such approvals and shall use commercially reasonable efforts to take such actions so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of any Takeover Law on the Transactions. After giving effect to the First Nova I Charter Amendment and the Nova II Charter Amendment, no dissenters’, appraisal or similar rights are available to the holders of Nova I Common Stock or Nova II Common Stock with respect to the REIT Mergers and the other Transactions.

6.10 Indemnification.

(a) From and after the Nova I Merger Effective Time and the Nova II Merger Effective Time, Newco shall indemnify and hold harmless, to the fullest extent permitted under applicable Law (and Newco shall also advance reasonable expenses as incurred to the fullest extent permitted under applicable Law; provided that the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification), each present and former director or officer of Nova I and Nova II and each of their respective Subsidiaries, in each case, when such individual is acting in such capacity (collectively, the “Indemnified Parties” and each, an “Indemnified Party”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Applicable Effective

Time, including any claim, action, suit, proceeding or investigation, arising out of or pertaining to the REIT Mergers or the other Transactions.

(b) Without limiting the foregoing, for a period of six (6) years from and after the Nova I Merger Effective Time and the Nova II Merger Effective Time, Newco shall not amend, repeal or otherwise modify any provision in the Newco Organizational Documents relating to the exculpation or indemnification (including advancement of expenses) of any Indemnified Parties in any manner that would adversely affect the rights thereunder of any Indemnified Parties, it being the intent of the parties that the Indemnified Parties shall continue to be entitled to such exculpation and indemnification (including advancement of expenses) to the fullest extent permitted under applicable Law as provided in Section 6.10(a). Newco shall, and shall cause the Newco Subsidiaries to, honor and perform under all indemnification obligations owed to any of the Indemnified Parties.

(c) Any Indemnified Party wishing to claim indemnification under Section 6.10(a), upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Newco thereof, but the failure to so notify shall not relieve Newco of any liability it may have to such Indemnified Party except to the extent such failure materially prejudices the indemnifying party (and only to the extent of such prejudice). In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Applicable Effective Time), (1) Newco shall have the right to assume the defense thereof, and Newco shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Newco elects not to assume such defense or counsel for the Indemnified Parties and advises that there are issues that raise conflicts of interest between Newco and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Newco shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, however, that Newco shall be obligated pursuant to this Section 6.10(c) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest, provided that the fewest number of counsels necessary to avoid conflicts of interest shall be used, (2) the Indemnified Parties will cooperate in the defense of any such matter, and (3) Newco shall not be liable for any settlement effected without its prior written consent; and provided further that Newco shall not have any obligation hereunder to any Indemnified Party if and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

(d) Prior to Closing, Newco shall obtain and fully pay for “tail” insurance policies with a claims period of at least six (6) years from and after the Nova I Merger Effective Time and the Nova II Merger Effective Time from an insurance carrier with the same or better credit rating as Nova I’s and Nova II’s current insurance carriers with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with benefits and levels of coverage at least as favorable as Nova I’s and Nova II’s existing policies with respect to matters existing or occurring at or prior to the Applicable Effective Time (including in connection with this Agreement or the Transactions or actions contemplated hereby). If Newco fails to obtain such “tail” insurance policies as of the Nova I Merger Effective Time and the Nova II Merger Effective Time, Newco shall maintain in effect for a period of at least six (6) years from and after the Nova I Merger Effective Time and the Nova II Merger Effective Time the D&O Insurance in place as of the date of this Agreement, with benefits and levels of coverage at least as favorable as provided in Nova I’s and Nova II’s existing policies as of the date of this Agreement, or Newco shall use commercially reasonable efforts to purchase comparable D&O Insurance for such six (6)-year period with benefits and levels of coverage at least as favorable as provided in Newco’s existing policies as of the date of this Agreement.

(e) If Newco or any of its successors or assigns (1) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (2) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Newco shall assume all of the obligations set forth in this Section 6.10.

(f) The provisions of this Section 6.10 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties.

(g) The rights of each of the Indemnified Parties under this Section 6.10 shall be in addition to any rights such Indemnified Parties may have under the Organizational Documents of Nova I, Nova II, or any of their respective Subsidiaries, or under any applicable contracts or Laws.

6.11 Notification of Certain Matters. Each of the Nova I Parties shall give prompt notice to the Other Parties of any fact, event or circumstance known to it that (a) individually or taken together with all other facts, events and circumstances known to it, has resulted in, or is reasonably likely to result in, a Nova I Material Adverse Effect, or (b) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VII. Each of the Nova II Parties shall give prompt notice to the Other Parties of any fact, event or circumstance known to it that (i) individually or taken together with all other facts, events and circumstances known to it, has resulted in, or is reasonably likely to result in, a Nova II Material Adverse Effect, or (ii) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VII. Each of the Constellation Parties shall give prompt notice to the Other Parties of any fact, event or circumstance known to it that (x) individually or taken together with all other facts, events and circumstances known to it, has resulted in, or is reasonably likely to result in, a Contributed Entity Material Adverse Effect, or (y) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VII. Each of the Newco Parties shall give prompt notice to the Other Parties of any fact, event or circumstance known to it that would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VII. Notwithstanding the foregoing, the failure to give any such notice shall not be treated as a material breach of any representation, warranty, covenant or agreement for purposes of Sections 8.03(a), 8.03(b), 8.04(a), 8.04(b), 8.05(a) or 8.05(b) of this Agreement, as applicable, nor shall it provide the basis for the assertion of any claim or right in respect of such breach.

6.12 Rule 16b-3. Prior to the Applicable Effective Time, Nova I and Nova II shall take all such steps as may be required to cause any (a) dispositions of Nova I and Nova II securities (including derivative securities), as applicable, resulting from the REIT Mergers and the other Transactions by each individual (including any person who is deemed to be a “director by deputization” under applicable securities Laws) who will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Nova I or Nova II immediately prior to the Applicable Effective Time to be exempt under Rule 16b-3 promulgated under the Exchange Act and (b) any acquisitions of shares of Newco Common Stock (including derivative securities) resulting from the REIT Mergers and the other Transactions by each individual (including any person who is deemed to be a “director by deputization” under applicable securities Laws) who may become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Newco to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.13 Certain Tax Matters.

(a) The parties shall use their respective commercially reasonable efforts to cause (i) the Constellation OP Contribution to qualify as a tax-free transaction pursuant to Section 351 of the Code, (ii) each of the REIT Mergers to qualify as a reorganization within the meaning of Section 368(a)(1) of the Code and (iii) each of the RED REIT Contribution and the Newco Contribution to be treated as a tax-free transaction pursuant to Section 721 of the Code. The parties shall use their respective commercially reasonable efforts to obtain or cause to be provided, as appropriate, the opinions of counsel described in Sections 7.02(j) and (k), 7.03(j) and (k) and 7.04(g) and (h), respectively; provided that (i) Nova I shall have received the opinions of counsel referred to in

Sections 7.02(j) and (k), (ii) Nova II shall have received the opinions of counsel referred to in Section 7.03(j) and (k) and (iii) Constellation OP shall have received the opinions of counsel referred to in Section 7.04(g) and (h), the parties shall treat each of the Transactions for tax purposes as described at the beginning of this Section 6.13(a), and no party shall take any position for tax purposes inconsistent therewith, except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(b) The parties shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer or stamp taxes, any transfer, recording, registration and other fees and any similar taxes that become payable in connection with the Transactions (together with any related interests, penalties or additions to Tax, “Transfer Taxes”), and shall cooperate in attempting to minimize the amount of Transfer Taxes.

6.14 Stock Exchange Listing. Subject to Section 6.05(e), Newco shall cause the Newco Class A Common Stock (a) to be issued as consideration in the REIT Mergers in the event of a listing (without an IPO of Newco) of the shares of Newco Common Stock) or, in the event of an IPO of Newco, into which the Newco Class B Common Stock to be issued in the REIT Mergers is convertible, (b) to be issued in connection with the Constellation OP Contribution in the event of an IPO of Newco or, in the event of a listing (without an IPO of Newco) of the shares of Newco Common Stock, into which the Newco Class B-3 Common Stock to be issued in connection with the Constellation OP Contribution is convertible and (c) into which the Newco OP Units to be issued in connection with the RED REIT Contribution is convertible, to be approved for listing on a National Securities Exchange, subject to official notice of issuance prior to the Closing.

6.15 Dividends. Notwithstanding anything else to the contrary in this Agreement, but subject to Section 5.01(e), each of Nova I and Nova II, as applicable, shall declare and pay one or more dividends to its stockholders in an aggregate amount at least equal to the minimum dividend required to be distributed in order for such party to qualify as a REIT for the taxable year that ends upon the Closing and to avoid the incurrence of any income or excise Tax under Sections 857 or 4981 (and corresponding provisions of state or local Tax Law) (any dividend paid pursuant to this paragraph, a “REIT Minimum Distribution Dividend”). The declaration and record date for any dividend payable pursuant to this Section 6.15 shall be no later than the close of business on the last business day prior to the Closing Date, and any such dividend shall otherwise comply with Section 3.02.

6.16 Nova I and Nova II Distribution Reinvestment Plans and Share Repurchase Programs. As soon as reasonably practicable following the execution of the Original Combination Agreement (and in any event within one (1) business day after execution of the Original Combination Agreement), Nova I and Nova II will take all necessary corporate action to suspend their respective distribution reinvestment plan and share repurchase program, subject to applicable notice and effectiveness provisions under the respective distribution reinvestment plan and share repurchase program.

6.17 Nova I Asset Disposition.

(a) The Parties agree that the asset identified on Section 6.17 of the Nova I Disclosure Letter (the “Nova I Excluded Asset”) is not to be transferred to Newco or Newco OP in connection with the Nova I Merger, and that the Nova I Excluded Asset will be disposed of prior to the Closing. Prior to the Closing, Nova I may sell, transfer or otherwise dispose of all or any portion of the Nova I Excluded Asset to any third party (a “Third Party Sale”); provided that (i) the net cash proceeds from any such Third Party Sale are not less than $65 million, (ii) Nova I shall distribute any net cash proceeds from such Third Party Sale in excess of $65 million to the holders of the Nova I Common Stock prior to the Nova I Merger Effective Time (a “Permitted Proceeds Distribution”), (iii) Nova I shall transfer to a liquidating trust (the “Liquidating Trust”) any non-cash proceeds from such Third Party Sale, together with all of its right, title and interest in and to any remaining portion of the Nova I Excluded Asset that is not sold, transferred or disposed of in such Third Party Sale, (iv) Nova I shall distribute the interests in the Liquidating Trust (a “Liquidating Trust Distribution”) to the holders of the Nova

I Common Stock prior to the Nova I Merger Effective Time, and (v) the terms of any Third Party Sale shall be reasonably satisfactory to the Other Parties. For the avoidance of doubt, (i) the provisions of Section 6.01 shall not be deemed to apply to a Third Party Sale or proposal to engage in a Third Party Sale and (ii) the Liquidating Trust shall not be deemed to be a Nova I Subsidiary.

(b) If Nova I does not effect a Third Party Sale prior to the Closing, Nova I shall (i) sell to a Constellation Affiliate, and Constellation OP shall cause such Constellation Affiliate to purchase, a portion of the Nova I Excluded Asset, on substantially the terms described in Section 6.17 of the Nova I Disclosure Letter, (ii) contribute to a Liquidating Trust its remaining right, title and interest in and to the Nova I Excluded Asset, and (iii) effect the Liquidating Trust Distribution prior to the Nova I Merger Effective Time.

(c) The agreement and declaration of trust of any Liquidating Trust shall be in substantially the form of Exhibit I to this Agreement. For purposes of this Agreement, any Liquidating Trust Distribution or Permitted Proceeds Distribution is referred to as a “Permitted Nova I Excluded Asset Distribution.” Any Permitted Nova I Excluded Asset Distribution (defined below) shall not affect the Merger Consideration that the Nova I Stockholders are to receive in connection with the Nova I Merger.

6.18 Pre-Closing Adjustment.

(a) On or before the fifth business day prior to the end of the Measurement Period, Newco shall prepare and deliver to the Other Parties estimates of (i) Nova I’s Leakage Amount and (ii) Nova II’s Leakage Amount. Not more than two (2) business days following receipt of such estimates, each of Nova I and Nova II shall notify Newco and Constellation OP as to whether such Party accepts such estimates. In the event that an estimate is accepted by both Nova I and Nova II, then such estimate shall become the final Leakage Amount for Nova I or Nova II, as applicable (subject to any reasonable adjustments as may be subsequently agreed to by the parties). In the event that either Nova I or Nova II objects to any such estimate of a Leakage Amount, then Nova I, Nova II, Newco and Constellation OP agree to negotiate and resolve such dispute in good faith prior to the Closing to determine a new Leakage Amount for Nova I or Nova II, as applicable; provided, however, that Newco’s original estimate shall become the final Leakage Amount for Nova I or Nova II, as applicable, if such dispute is not resolved by the Closing.

(b) In determining a party’s FFO, for any quarter (including any partial quarter) for which FFO is not available, FFO for such quarter (or partial quarter) shall equal such party’s FFO for the most recent quarter in which FFO for such party is available (which, in the case of a partial quarter, shall be prorated based on the number of days elapsed in such quarter), with such adjustments as are necessary to take into account items that would cause FFO in such quarter (or partial quarter) to differ from such prior quarter’s FFO.

(c) Promptly following the final determination of Nova I’s Leakage Amount and Nova II’s Leakage Amount pursuant to clause (a) above and prior to the Closing, the Distributing Party’s Board of Directors (or a duly authorized committee thereof) shall declare a special dividend to holders of record of the Distributing Party’s shares immediately prior to the Nova I Effective Time or the Nova II Effective Time, as applicable, in an aggregate amount equal to the Distributing Party Special Dividend. The Distributing Party shall pay the Distributing Party Special Dividend in accordance with Section 3.02 (it being understood and agreed that the record date for the Distributing Party Special Dividend shall be prior to the Applicable Effective Time).

(d) Promptly following (i) the final determination of Nova I’s Leakage Amount and Nova II’s Leakage Amount pursuant to clause (a) above, (ii) the Constellation OP Contribution and (iii) the RED REIT Contribution, and prior to each of the Nova I Merger Effective Time and the Nova II Merger Effective Time, Newco’s Board of Directors (or a duly authorized committee thereof) shall declare a special distribution to Constellation OP, in an aggregate amount equal to the Constellation Special Dividend. Newco shall pay the Constellation Special Dividend to Constellation OP promptly following the Closing.

(e) For purposes of this Section 6.18, the following terms shall have the following meanings:

“Applicable Party” means (i) Nova I if its Leakage Percentage is greater than Nova II’s Leakage Percentage and (ii) Nova II if its Leakage Percentage is greater than Nova I’s Leakage Percentage.

“Base Amount” means for each of Constellation OP, Nova I and Nova II, its base amount as set forth in Section 6.18(i) of its Disclosure Letter.

“Constellation Gross-Up Amount” means an amount equal to the product of (i) the Applicable Party’s Leakage Percentage and (ii) Constellation OP’s Base Amount.

“Constellation Permitted Distributions” means the difference between (i) the sum of (a) FFO for the Contributed Entities during the Measurement Period, (b) cash contributions or contributions of intercompany receivables relating to CMC Parent REIT, LLC or Colony Mortgage Sub A REIT, Inc. made to the Contributed Entities during the Measurement Period, (c) the Constellation Gross-Up Amount, and (d) the Outstanding Receivable, and (ii) cash distributions made by the Contributed Entities to the holders of the Contributed Entities’ Equity Interests during the period from July 1, 2017 through the day immediately prior to the date hereof, excluding the Goodwill Distribution.

“Constellation Special Dividend” means a distribution in cash in respect of Newco’s shares in an amount equal to the amount by which the Constellation Permitted Distributions exceeds the distributions made by the Contributed Entities pursuant to Section 5.02(f).

“Distributing Party” means (i) Nova I if Nova II is the Applicable Party and (ii) Nova II if Nova I is the Applicable Party.

“Distributing Party Special Dividend” means a dividend in cash in respect of the Distributing Party’s shares in an amount equal to the difference between (i) the product of (a) the Applicable Party’s Leakage Percentage and (b) the Distributing Party’s Base Amount and (ii) the Distributing Party’s Leakage Amount.

“FFO” means net income or loss calculated in accordance with GAAP adjusted for the applicable party’s share of the following items, including such amounts recognized by such party’s unconsolidated partnerships and joint ventures: (i) exclude GAAP gains and losses from sales of depreciable real estate and investment assets; (ii) exclude impairment write-downs associated with depreciable real estate and investment assets; (iii) with respect to Nova I only, exclude any losses in respect of the Nova I Excluded Asset, but only to the extent that such losses do not reduce the book value of the Nova I Excluded Asset to less than $65 million; (iv) add back real estate-related depreciation and amortization; (v) add back gains and losses from sales of depreciable real estate and investment assets calculated against such party’s Base Amount; (vi) add back equity-based compensation expense; (vii) reverse effects of straight-line rent revenue and straight-line rent expense on ground leases; (viii) reverse amortization of acquired above- and below-market lease values; (ix) add back amortization of deferred financing costs and debt premiums and discounts; (x) reverse unrealized fair value gains or losses and foreign currency remeasurements; (xi) add back amortization of gain on remeasurement of consolidated investment entities, net; and (xii) add back expenses related to the Transactions.

“Goodwill Distribution” means the distribution made by the Contributed Entities in July 2017 relating to the partial repayment of an investment referred to as Goodwill.

“Leakage Amount” means, with respect to each of Nova I and Nova II, the amount by which the dividends or other distributions paid by it during the Measurement Period (which shall exclude any Extraordinary Dividends, the Permitted Nova I Excluded Asset Distribution (with respect to Nova I only), the Distributing Party Special Dividend and the dividend payment made on July 1, 2017, but shall include any other dividends or other distributions paid in accordance with Section 3.02) exceeds its FFO during the Measurement Period.

“Leakage Percentage” means, with respect to each of Nova I and Nova II, the percentage obtained by dividing its Leakage Amount by its Base Amount.

“Measurement Period” means the period beginning on July 1, 2017 and ending on the day immediately prior to the Closing Date.

“Outstanding Receivable” means the amount set forth in Section  6.18(ii) of the Constellation OP Disclosure Letter.

ARTICLE VII

CONDITIONS TO THE TRANSACTIONS

7.01 Conditions to Each Party’s Obligation to Effect the Transactions. The respective obligation of Nova I, Nova I OP, Nova II, Nova II OP, Constellation OP, RED REIT, Newco and Newco OP to consummate the Transactions is subject to the fulfillment (or written waiver by each of Nova I, Nova I OP, Nova II, Nova II OP, Constellation OP, RED REIT, Newco and Newco OP, to the extent permissible under applicable Law and provided that such waiver shall only be effective as to the conditions of the waiving party) at or prior to the Closing of each of the following conditions:

(a) Stockholder Approvals; Charter Amendments. The Nova I Requisite Vote and the Nova II Requisite Vote shall have been obtained in accordance with applicable Law. The Nova I Charter Amendments and the Nova II Charter Amendment shall have become effective pursuant to the MGCL.

(b) Requisite Regulatory Approvals. All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been earlier terminated.

(c) No Injunction. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) (“Order”) which is in effect and prevents, enjoins, prohibits or makes illegal the consummation of any of the Transactions.

(d) Form S-4. The Form S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(e) Listing of Newco Class A Common Stock. (i) The requirements set forth in Section 6.14 have been satisfied and (ii) the shares of Newco Class A Common Stock shall have been approved for listing on a National Securities Exchange, in connection with either the IPO or a listing of such shares on such National Securities Exchange.

7.02 Conditions to Nova I’s Obligation. Nova I’s obligation to consummate the Nova I Merger is also subject to the fulfillment or written waiver by Nova I before the Closing of each of the following conditions:

(a) Nova II Parties’ Representations and Warranties. (i) Each of the representations and warranties of the Nova II Parties contained in Section 4.02 (other than in Sections 4.02(a) (Organization, Standing and Authority), 4.02(b) (Capitalization), 4.02(c) (Significant Subsidiaries), 4.02(d) (Power and Authority), 4.02(e) (Due Authorization and Execution), 4.02(h) (Absence of Certain Changes) and 4.02(r) (Financial Advisors)) shall be true and correct as of the Closing Date as though made on and as of the Closing Date (except that those representations and warranties that address matters only as of a particular date shall be true and correct as of such particular date), except where the failure of such representations and warranties to be so true and correct has not resulted in a Nova II Material Adverse Effect (disregarding any qualification in the text of the relevant representation or warranty as to materiality or Nova II Material Adverse Effect), (ii) the representations and warranties of the Nova II Parties contained in Sections 4.02(a) (Organization, Standing and Authority), 4.02(b) (Capitalization), 4.02(c) (Significant Subsidiaries), 4.02(d) (Power and Authority), 4.02(e) (Due Authorization and Execution) and 4.02(r) (Financial Advisors) shall be true and correct in all material respects (disregarding any qualification in the text of the relevant representation or warranty as to materiality or Nova II Material Adverse Effect) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except that those representations and warranties that address matters only as of a particular date shall be true and correct as of such particular date), and (iii) the representations and warranties of the Nova II Parties contained in Section 4.02(h) (Absence of Certain Changes) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date.

(b) Performance of Nova II Parties’ Obligations. All of the covenants and other agreements required by this Agreement to be complied with and performed by the Nova II Parties shall have been duly complied with and performed in all material respects.

(c) Nova II Parties’ Certificate. Nova I shall have received at the Closing a certificate dated the Closing Date and validly executed on behalf of the Nova II Parties by an appropriate officer certifying that the conditions specified in Sections 7.02(a) and 7.02(b) are satisfied.

(d) Constellation Parties’ Representations and Warranties. (i) Each of the representations and warranties of the Constellation Parties contained in Section 4.03 (other than in Sections 4.03(a) (Organization, Standing and Authority), 4.03(b) (Power and Authority), 4.03(c) (Due Authorization and Execution) and 4.03(p) (Financial Advisors)) shall be true and correct as of the Closing Date as though made on and as of the Closing Date as though made on and as of the Closing Date (except that those representations and warranties that address matters only as of a particular date shall be true and correct as of such particular date), except where the failure of such representations and warranties to be so true and correct has not resulted in a Contributed Entity Material Adverse Effect (disregarding any qualification in the text of the relevant representation or warranty as to materiality or Contributed Entity Material Adverse Effect) and (ii) the representations and warranties of the Constellation Parties contained in Sections 4.03(a) (Organization, Standing and Authority), 4.03(b) (Power and Authority), 4.03(c) (Due Authorization and Execution) and 4.03(p) (Financial Advisors) shall be true and correct in all material respects (disregarding any qualification in the text of the relevant representation or warranty as to materiality or Contributed Entity Material Adverse Effect) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except that those representations and warranties that address matters only as of a particular date shall be true and correct as of such particular date).

(e) Performance of Constellation Parties’ Obligations. All of the covenants and other agreements required by this Agreement to be complied with and performed by the Constellation Parties on or before the Closing shall have been duly complied with and performed in all material respects.

(f) Constellation Parties’ Certificate. Nova I shall have received at the Closing a certificate dated the Closing Date and validly executed on behalf of the Constellation Parties by an appropriate officer certifying that the conditions specified in Sections 7.02(d) and 7.02(e) are satisfied.

(g) Constellation Parties’ and Newco Parties’ Representations and Warranties. The representations and warranties of the Constellation Parties and Newco Parties contained in Section 4.04 shall be true and correct in all material respects (disregarding any qualification in the text of the relevant representation or warranty as to materiality) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except that those representations and warranties that address matters only as of a particular date shall be true and correct as of such particular date).

(h) Performance of Newco Parties’ Obligations. All of the covenants and other agreements required by this Agreement to be complied with and performed by the Newco Parties on or before the Closing shall have been duly complied with and performed in all material respects.

(i) Newco Parties’ Certificate. Nova I shall have received at the Closing a certificate dated the Closing Date and validly executed on behalf of the Newco Parties by an appropriate officer certifying that the conditions specified in Sections 7.02(g) and 7.02(h) are satisfied.

(j) Stockholders Agreement. Constellation OP and Newco will have entered into a stockholders agreement (the “Stockholders Agreement”) substantially in the form attached hereto as Exhibit H.

(k) REIT Opinions. Nova I shall have received (i) with respect to Newco, a written opinion of Hogan Lovells US LLP (or other counsel to Newco reasonably acceptable to Nova I, which the parties agree shall include the firms listed on Section 7.02(k) of the Constellation OP Disclosure Letter), dated as of the date that includes the Nova I Merger Effective Time and in form and substance reasonably satisfactory to Nova I, to the effect that, commencing with its taxable year that includes the Nova I Merger Effective Time (and any prior taxable year as to which Newco has elected to taxed as a REIT under the applicable provisions of the Code), Newco has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and its actual and proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT for its taxable year that includes the Nova I Merger Effective Time and subsequent taxable years (solely for purposes of rendering this opinion, counsel will be able to rely on the opinions referred to in clause (ii) of this Section 7.02(k) and clause (ii) of Section 7.03(k) below) and (ii) with respect to Nova II, a written opinion of Greenberg Traurig LLP (or other counsel to Nova II reasonably acceptable to Nova I, which the parties agree shall include the firms listed on Section 7.02(k) of the Nova II Disclosure Letter), dated as of the date that includes the Nova I Merger Effective Time and in form and substance reasonably satisfactory to Nova I, to the effect that, commencing with its taxable year ended December 31, 2013 through the Nova I Merger Effective Time, Nova II has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and its actual method of operation through the Nova I Merger Effective Time will enable it to meet the requirements for qualification and taxation as a REIT for the taxable year ended with the Nova I Merger Effective Time. Each opinion will be subject to customary exceptions, assumptions and qualifications and based on customary representations contained in officer’s certificates executed by (1) with respect to Newco, Constellation, RED REIT and Newco and (2) with respect to Nova II, Nova II and Nova II OP.

(l) Section 368 Opinion. Nova I shall have received the written opinion of Alston & Bird LLP (or other counsel to Nova I reasonably satisfactory to Nova II and Constellation OP, which the parties agree shall include the firms listed on Section 7.02(k) of the Nova I Disclosure Letter), dated as of the date that includes the Nova I Merger Effective Time and in form and substance reasonably satisfactory to Nova I, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Nova I Merger will qualify as a reorganization within the meaning of Section 368(a)(1) of the Code. In rendering such opinion, counsel shall be entitled to require and rely upon customary assumptions and customary representations contained in certificates of officers of Nova I and Newco, reasonably satisfactory in form and substance to Nova I and Newco.

(m) Material Adverse Effect. Since the date of this Agreement, no Nova II Material Adverse Effect or Contributed Entity Material Adverse Effect shall have occurred.

7.03 Conditions to Nova II’s Obligation. Nova II’s obligation to consummate the Nova II Merger is also subject to the fulfillment, or written waiver by Nova II, before the Closing of each of the following conditions:

(a) Nova I Parties’ Representations and Warranties. (i) Each of the representations and warranties of the Nova I Parties contained in Section 4.01 (other than in Sections 4.01(a) (Organization, Standing and

Authority), 4.01(b) (Capitalization), 4.01(c) (Significant Subsidiaries), 4.01(d) (Power and Authority), 4.01(e) (Due Authorization and Execution), 4.01(h) (Absence of Certain Changes) and 4.01(r) (Financial Advisors)) shall be true and correct as of the Closing Date as though made on and as of the Closing Date (except that those representations and warranties that address matters only as of a particular date shall be true and correct as of such particular date), except where the failure of such representations and warranties to be so true and correct has not resulted in a Nova I Material Adverse Effect (disregarding any qualification in the text of the relevant representation or warranty as to materiality or Nova I Material Adverse Effect, (ii) the representations and warranties of the Nova I Parties contained in Sections 4.01(a) (Organization, Standing and Authority), 4.01(b) (Capitalization), 4.01(c) (Significant Subsidiaries), 4.01(d) (Power and Authority), 4.01(e) (Due Authorization and Execution) and 4.01(r) (Financial Advisors) shall be true and correct in all material respects (disregarding any qualification in the text of the relevant representation or warranty as to materiality or Nova I Material Adverse Effect) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except that those representations and warranties that address matters only as of a particular date shall be true and correct as of such particular date), and (iii) the representations and warranties of the Nova I Parties contained in Section 4.01(h) (Absence of Certain Changes) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date.

(b) Performance of Nova I Parties’ Obligations. All of the covenants and other agreements required by this Agreement to be complied with and performed by the Nova I Parties on or before the Closing shall have been duly complied with and performed in all material respects.

(c) Nova I Parties’ Certificate. Nova II shall have received at the Closing a certificate dated the Closing Date and validly executed on behalf of the Nova I Parties by an appropriate officer certifying that the conditions specified in Sections 7.03(a) and 7.03(b) are satisfied.

(d) Constellation Parties’ Representations and Warranties. (i) Each of the representations and warranties of the Constellation Parties contained in Section 4.03 (other than in Sections 4.03(a) (Organization, Standing and Authority), 4.03(b) (Power and Authority), 4.03(c) (Due Authorization and Execution) and 4.03(p) (Financial Advisors)) shall be true and correct as of the Closing Date as though made on and as of the Closing Date (except that those representations and warranties that address matters only as of a particular date shall be true and correct as of such particular date), except where the failure of such representations and warranties to be so true and correct has not resulted in a Contributed Entity Material Adverse Effect (disregarding any qualification in the text of the relevant representation or warranty as to materiality or Contributed Entity Material Adverse Effect), and (ii) the representations and warranties of the Constellation Parties contained in Sections 4.03(a) (Organization, Standing and Authority), 4.03(b) (Power and Authority), 4.03(c) (Due Authorization and Execution) and 4.03(p) (Financial Advisors) shall be true and correct in all material respects (disregarding any qualification in the text of the relevant representation or warranty as to materiality or Contributed Entity Material Adverse Effect) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except that those representations and warranties that address matters only as of a particular date shall be true and correct as of such particular date).

(e) Performance of Constellation Parties’ Obligations. All of the covenants and other agreements required by this Agreement to be complied with and performed by the Constellation Parties on or before the Closing shall have been duly complied with and performed in all material respects.

(f) Constellation Parties’ Certificate. Nova II shall have received at the Closing a certificate dated the Closing Date and validly executed on behalf of the Constellation Parties by an appropriate officer certifying that the conditions specified in Sections 7.03(d) and 7.03(e) are satisfied.

(g) Constellation Parties’ and Newco Parties’ Representations and Warranties. The representations and warranties of the Constellation Parties and Newco Parties contained in Section 4.04 shall be true and correct in all material respects (disregarding any qualification in the text of the relevant representation or warranty as to materiality) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except that those representations and warranties that address matters only as of a particular date, which shall be true and correct as of such particular date).

(h) Performance of Newco Parties’ Obligations. All of the covenants and other agreements required by this Agreement to be complied with and performed by the Newco Parties on or before the Closing shall have been duly complied with and performed in all material respects.

(i) Newco Parties’ Certificate. Nova I shall have received at the Closing a certificate dated the Closing Date and validly executed on behalf of the Newco Parties by an appropriate officer certifying that the conditions specified in Sections 7.03(g) and 7.03(h) are satisfied.

(j) Stockholders Agreement. Constellation OP and Newco will have entered into the Stockholders Agreement.

(k) REIT Opinions. Nova II shall have received (i) with respect to Newco, a written opinion of Hogan Lovells US LLP (or other counsel to Newco reasonably acceptable to Nova II, which the parties agree shall include the firms listed on Section 7.03(k) of the Constellation OP Disclosure Letter), dated as of the date that includes the Nova II Merger Effective Time and in form and substance reasonably satisfactory to Nova II, to the effect that, commencing with its taxable year that includes the Nova II Merger Effective Time (and any prior taxable year as to which Newco has elected to taxed as a REIT under the applicable provisions of the Code), Newco has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and its actual and proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT for its taxable year that includes the Nova II Merger Effective Time and subsequent taxable years (solely for purposes of rendering this opinion, counsel will be able to rely on the opinions referred to in clause (ii) of this Section 7.03(k) and clause (ii) of Section 7.02(k) above) and (ii) with respect to Nova I, a written opinion of Alston & Bird LLP (or other counsel to Nova I reasonably acceptable to Nova II, which the parties agree shall include the firms listed on Section 7.03(k) of the Nova I Disclosure Letter), dated as of the date that includes the Nova II Merger Effective Time and in form and substance reasonably satisfactory to Nova II, to the effect that, commencing with its taxable year ended December 31, 2010 through the Nova II Merger Effective Time, Nova I has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and its actual method of operation through the Nova II Merger Effective Time will enable it to meet the requirements for qualification and taxation as a REIT for the taxable year ended with the Nova II Merger Effective Time. Each opinion will be subject to customary exceptions, assumptions and qualifications and based on customary representations contained in officer’s certificates executed by (1) with respect to Newco, Constellation, RED REIT and Newco and (2) with respect to Nova I, Nova I and Nova I OP.

(l) Section 368 Opinion. Nova II shall have received the written opinion of Greenberg Traurig LLP (or other counsel to Nova II reasonably satisfactory to Nova I and Constellation OP, which the parties agree shall include the firms listed on Section 7.03(l) of the Nova II Disclosure Letter), dated as of the date that includes the Nova II Merger Effective Time and in form and substance reasonably satisfactory to Nova II, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Nova II Merger will qualify as a reorganization within the meaning of Section 368(a)(1) of the Code. In rendering such opinion, counsel shall be entitled to require and rely upon customary assumptions and customary representations contained in certificates of officers of Nova II and Newco, reasonably satisfactory in form and substance to Nova II and Newco.

(m) Material Adverse Effect. Since the date of this Agreement no Nova I Material Adverse Effect or Contributed Entity Material Adverse Effect shall have occurred.

7.04 Conditions to Constellation OP’s, Newco’s and RED REIT’s Obligations. Each of Constellation OP’s obligation to consummate the Constellation OP Contribution, RED REIT’s obligation to consummate the

RED REIT Contribution and Newco’s obligation to consummate the REIT Mergers is also subject to the fulfillment, or written waiver by Constellation OP, RED REIT or Newco, as applicable, before the Closing of each of the following conditions:

(a) Nova I Parties’ Representations and Warranties. (i) Each of the representations and warranties of the Nova I Parties contained in Section 4.01 (other than in Sections 4.01(a) (Organization, Standing and Authority), 4.01(b) (Capitalization), 4.01(c) (Significant Subsidiaries), 4.01(d) (Power and Authority), 4.01(e) (Due Authorization and Execution), 4.01(h) (Absence of Certain Changes) and 4.01(r) (Financial Advisors)) shall be true and correct as of the Closing Date as though made on and as of the Closing Date (except that those representations and warranties that address matters only as of a particular date shall be true and correct as of such particular date), except where the failure of such representations and warranties to be so true and correct has not resulted in a Nova I Material Adverse Effect (disregarding any qualification in the text of the relevant representation or warranty as to materiality or Nova I Material Adverse Effect, (ii) the representations and warranties of the Nova I Parties contained in Sections 4.01(a) (Organization, Standing and Authority), 4.01(b) (Capitalization), 4.01(c) (Significant Subsidiaries), 4.01(d) (Power and Authority), 4.01(e) (Due Authorization and Execution) and 4.01(r) (Financial Advisors) shall be true and correct in all material respects (disregarding any qualification in the text of the relevant representation or warranty as to materiality or Nova I Material Adverse Effect) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except that those representations and warranties that address matters only as of a particular date shall be true and correct as of such particular date), and (iii) the representations and warranties of the Nova I Parties contained in Section 4.01(h) (Absence of Certain Changes) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date.

(b) Performance of Nova I Parties’ Obligations. All of the covenants and other agreements required by this Agreement to be complied with and performed by the Nova I Parties on or before the Closing shall have been duly complied with and performed in all material respects.

(c) Nova I Parties’ Certificate. Constellation OP and Newco shall have received at the Closing a certificate dated the Closing Date and validly executed on behalf of the Nova I Parties by an appropriate officer certifying that the conditions specified in Sections 7.04(a) and 7.04(b) are satisfied.

(d) Nova II Parties’ Representations and Warranties. (i) Each of the representations and warranties of the Nova II Parties contained in Section 4.02 (other than in Sections 4.02(a) (Organization, Standing and Authority), 4.02(b) (Capitalization), 4.02(c) (Significant Subsidiaries), 4.02(d) (Power and Authority), 4.02(e) (Due Authorization and Execution), 4.02(h) (Absence of Certain Changes), 4.02(r) (Financial Advisors)) shall be true and correct as of the Closing Date as though made on and as of the Closing Date (except that those representations and warranties that address matters only as of a particular date shall be true and correct as of such particular date), except where the failure of such representations and warranties to be so true and correct has not resulted in a Nova II Material Adverse Effect (disregarding any qualification in the text of the relevant representation or warranty as to materiality or Nova II Material Adverse Effect), (ii) the representations and warranties of the Nova II Parties contained in Sections 4.02(a) (Organization, Standing and Authority), 4.02(b) (Capitalization), 4.02(c) (Significant Subsidiaries), 4.02(d) (Power and Authority), 4.02(e) (Due Authorization and Execution) and 4.02(r) (Financial Advisors) shall be true and correct in all material respects (disregarding any qualification in the text of the relevant representation or warranty as to materiality or Nova II Material Adverse Effect) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except that those representations and warranties that address matters only as of a particular date shall be true and correct as of such particular date), and (iii) the representations and warranties of the Nova II Parties contained in Section 4.02(h) (Absence of Certain Changes) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date.

(e) Performance of Nova II Parties’ Obligations. All of the covenants and other agreements required by this Agreement to be complied with and performed by the Nova II Parties on or before the Closing shall have been duly complied with and performed in all material respects.

(f) Nova II Parties’ Certificate. Constellation OP shall have received at the Closing a certificate dated the Closing Date and validly executed on behalf of the Nova II Parties by an appropriate officer certifying that the conditions specified in Sections 7.04(d) and 7.04(e) are satisfied.

(g) REIT Opinions. Constellation OP shall have received, (i) with respect to Nova I, a written opinion of Alston & Bird LLP (or other counsel to Nova I reasonably acceptable to Constellation OP, which the parties agree shall include the firms listed on Section 7.04(g) of the Nova I Disclosure Letter), dated as of the Closing Date and in form and substance reasonably satisfactory to Constellation OP, to the effect that, commencing with its taxable year ended December 31, 2010 through the Nova I Merger Effective Time, Nova I has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and its actual method of operation through the Nova I Merger Effective Time will enable it to meet the requirements for qualification and taxation as a REIT for the taxable year ended with the Nova I Merger Effective Time, (ii) with respect to Nova II, a written opinion of Greenberg Traurig LLP (or other counsel to Nova II reasonably acceptable to Constellation OP, which the parties agree shall include the firms listed on Section 7.04(g) of the Nova II Disclosure Letter), dated as of the Closing Date and in form and substance reasonably satisfactory to Constellation OP, to the effect that, commencing with its taxable year ended December 31, 2013 through the Nova II Merger Effective Time, Nova II has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and its actual method of operation through the Nova II Merger Effective Time will enable it to meet the requirements for qualification and taxation as a REIT for the taxable year ended with the Nova II Merger Effective Time, and (iii) with respect to Newco, a written opinion of Hogan Lovells US LLP (or other counsel to Newco reasonably acceptable to Constellation OP, which the parties agree shall include the firms listed on Section 7.04(g) of the Constellation OP Disclosure Letter), dated as of the Closing Date and in form and substance reasonably satisfactory to Constellation OP, to the effect that, commencing with its taxable year that includes the first to occur of the Nova I Merger Effective Time and the Nova II Merger Effective Time (and any prior taxable year as to which Newco has elected to taxed as a REIT under the applicable provisions of the Code), Newco has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and its actual and proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT for the taxable year that includes the Nova I Merger Effective Time and the Nova II Merger Effective Time and subsequent taxable years (solely for purposes of rendering this opinion, counsel will be able to rely on the opinions referred to in clause (ii) of Section 7.02(k) above and clause (ii) of Section 7.03(k) above). Each opinion will be subject to customary exceptions, assumptions and qualifications and based on customary representations contained in officer’s certificates executed by (1) with respect to Nova I, Nova I and Nova I OP, (2) with respect to Nova II, Nova II and Nova II OP, and (3) with respect to Newco, Constellation, RED REIT and Newco.

(h) Section 351 Opinion. Constellation OP shall have received the written opinion of Hogan Lovells US LLP (or other counsel to Constellation OP reasonably satisfactory to Nova I and Nova II, which the parties agree shall include the firms listed on Section 7.04(h) of the Constellation OP Disclosure Letter), dated as of the Closing Date and in form and substance reasonably satisfactory to Constellation OP, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Constellation OP Contribution should qualify as a tax-free transaction under Section 351 of the Code. In rendering such opinion, counsel shall be entitled to require and rely upon customary assumptions and customary representations contained in certificates of officers of Constellation OP and Newco, reasonably satisfactory in form and substance to Constellation OP and Newco.

(i) Material Adverse Effect. Since the date of this Agreement no Nova I Material Adverse Effect or Nova II Material Adverse Effect shall have occurred.

(j) Registration Rights Agreement. Constellation OP and Newco shall have entered into a registration rights agreement in a form reasonably acceptable to all parties.

(k) Ownership Waiver. Constellation OP and Newco shall have entered into an ownership waiver letter in a form reasonably acceptable to all parties pursuant to which Newco has exempted Constellation OP from the ownership limits set forth in the Newco Charter and established an Excepted Holder Limit (as such term is defined in the Newco Charter) for Constellation OP pursuant to Section  7.2.7 of Newco Charter that allows Constellation OP to own 39% of Newco Common Stock, on a fully diluted basis.

7.05 Frustration of Closing Conditions.

(a) Nova I may not rely on the failure of any condition set forth in Section 7.01 or Section 7.02 to be satisfied if such failure was due to the failure of Nova I or its Subsidiaries to perform and comply in all material respects with the covenants and agreements in this Agreement to be performed or complied with by them prior to the Closing.

(b) Nova II may not rely on the failure of any condition set forth in Section 7.01 or Section 7.03 to be satisfied if such failure was due to the failure of Nova II or its Subsidiaries to perform and comply in all material respects with the covenants and agreements in this Agreement to be performed or complied with by them prior to the Closing.

(c) Constellation OP, Newco and RED REIT (i) may not rely on the failure of any condition set forth in Section 7.01 or Section 7.04 to be satisfied if such failure was due to the failure of Constellation OP, Newco, RED REIT or their respective Subsidiaries to perform and comply in all material respects with the covenants and agreements in this Agreement to be performed or complied with by them prior to the Closing, (ii) may not rely on the failure of any condition set forth in Section 7.04(a) or 7.04(d) to be satisfied, or assert any other claim or right in respect of the failure of such representations and warranties described therein to be true and correct, if, on or before the date of this Agreement, Constellation, Constellation OP or the Constellation OP Subsidiary serving as the external manager of Nova I or Nova II, as applicable, had actual knowledge of the failure of such representations and warranties to be true and correct, and (iii) may not rely on the failure of any condition set forth in Section 7.04(b) or 7.04(e) to be satisfied, or assert any other claim or right in respect of the failure by the Nova I Parties or the Nova II Parties, as applicable, to comply with and perform their respective covenants and agreements required by this Agreement, if and to the extent such failure results from any action or omission taken or made by the applicable Constellation OP Subsidiary in the performance of its duties or obligations as external manager of Nova I or Nova II, as applicable, with the actual knowledge of such Constellation OP Subsidiary that such action or omission would, or would reasonably be expected to, cause such covenants and agreements required of the Nova I Parties or the Nova II Parties not to have been duly complied with and performed in all material respects; provided that the foregoing provisions of this clause (iii) shall not apply if such action or omission was taken or made by the applicable Constellation OP Subsidiary with the prior written consent of the Nova I Board Special Committee or Nova II Board Special Committee, as applicable.

ARTICLE VIII

TERMINATION

8.01 Termination by Mutual Agreement. This Agreement may be terminated, and the Constellation OP Contribution, the RED REIT Contribution, the REIT Mergers and the other Transactions may be abandoned, at any time before the closing of the Constellation OP Contribution by mutual consent of Nova I, Nova II, Newco and Constellation OP in a written instrument.

8.02 Termination by Any of the Parties. This Agreement may be terminated, and the Constellation OP Contribution, the RED REIT Contribution, the REIT Mergers and the other Transactions may be abandoned, at any time before the closing of the Constellation OP Contribution by any of Nova I, Nova II, Newco or Constellation OP:

(a) Delay. If the Closing has not occurred by the close of business on the date that is the nine (9)-month anniversary of the later of the receipt of the Nova I Requisite Vote and the receipt of the Nova II Requisite Vote

(the “Outside Date”); provided that the right to terminate this Agreement under this Section 8.02(a) shall not be available to any party whose failure to comply with any provision of this Agreement has been the cause of, or materially contributed to, the failure of the Closing to occur on or before such date.

(b) Failure to Obtain Nova I Requisite Vote or Hold Nova I Stockholders Meeting. If (1) the Nova I Requisite Vote shall not have been obtained at the Nova I Stockholders Meeting or (2) the Nova I Stockholders Meeting shall not have been held by the earlier of (i) March 31, 2018 and (ii) the Nova I Outside Meeting Date.

(c) Failure to Obtain Nova II Requisite Vote or Hold Nova II Stockholders Meeting. If (1) the Nova II Requisite Vote shall not have been obtained at the Nova II Stockholders Meeting or (2) the Nova II Stockholders Meeting shall not have been held by the earlier of (i) March 31, 2018 and (ii) the Nova II Outside Meeting Date.

(d) Requisite Regulatory Approvals; Injunction. If (1) any Requisite Regulatory Approval is denied by final, non-appealable action or (2) any Governmental Authority shall have issued an Order permanently restraining, enjoining or otherwise prohibiting consummation of any of the Transactions, which Order shall become final and non-appealable; provided that the right to terminate this Agreement under this Section 8.02(d) shall not be available to any party whose failure to comply with any provision of this Agreement has been the cause of, or materially contributed to, such action.

8.03 Termination by Nova I. This Agreement may be terminated by Nova I, and the Constellation OP Contribution, the RED REIT Contribution, the REIT Mergers and the other Transactions may be abandoned, at any time before the closing of the Constellation OP Contribution:

(a) if there has been a breach of any representation, warranty, covenant or agreement made by the Nova II Parties in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that Section 7.02(a) or 7.02(b) would not be satisfied and such breach or condition is not curable (or not capable of becoming true) or, if curable (or capable of becoming true), is not cured (or does not become true) within the earlier of (1) thirty (30) calendar days after written notice thereof is given by Nova I to Nova II (with a copy to Constellation OP and Newco) and (2) the Outside Date;

(b) if there has been a breach of any representation, warranty, covenant or agreement made by Constellation OP or the Newco Parties in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that Section 7.02(d) or 7.02(e) would not be satisfied and such breach or condition is not curable (or not capable of becoming true) or, if curable (or capable of becoming true), is not cured (or does not become true) within the earlier of (1) thirty (30) calendar days after written notice thereof is given by Nova I to Constellation OP and Newco (with a copy to Nova II) and (2) the Outside Date;

(c) if, at any time prior to receipt of the Nova II Requisite Vote, the Nova II Board (or a duly authorized committee thereof) shall have made a Nova II Change of Recommendation;

(d) prior to receipt of the Nova I Requisite Vote, in order to enter into an Alternative Acquisition Agreement with respect to a Nova I Superior Proposal; provided that Nova I shall have complied with Section 6.01 and shall have paid or shall concurrently pay the Nova I Termination Fee in accordance with Section 8.06(b); or

(e) if Nova II shall have materially breached its obligations under Section 6.02.

8.04 Termination by Nova II. This Agreement may be terminated by Nova II, and the Constellation OP Contribution, the RED REIT Contribution, the REIT Mergers and the other Transactions may be abandoned, at any time before the closing of the Constellation OP Contribution:

(a) if there has been a breach of any representation, warranty, covenant or agreement made by the Nova I Parties in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that Section 7.03(a) or 7.03(b) would not be satisfied and such breach or condition is not curable (or not capable of becoming true) or, if curable (or capable of becoming true), is not cured (or does not become true) within the earlier of (1) thirty (30) calendar days after written notice thereof is given by Nova II to Nova I (with a copy to Constellation OP and Newco) and (2) the Outside Date;

(b) if there has been a breach of any representation, warranty, covenant or agreement made by Constellation OP or the Newco Parties in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that Section 7.03(d) or 7.03(e) would not be satisfied and such breach or condition is not curable (or not capable of becoming true) or, if curable (or capable of becoming true), is not cured (or does not become true) within the earlier of (1) thirty (30) calendar days after written notice thereof is given by Nova II to Constellation OP and Newco (with a copy to Nova I) and (2) the Outside Date;

(c) if, at any time prior to receipt of the Nova I Requisite Vote, the Nova I Board (or a duly authorized committee thereof) shall have made a Nova I Change of Recommendation;

(d) prior to receipt of the Nova II Requisite Vote, in order to enter into an Alternative Acquisition Agreement with respect to a Nova II Superior Proposal; provided that Nova II shall have complied with Section 6.02 and shall have paid or shall concurrently pay the Nova II Termination Fee in accordance with Section 8.06(c); or

(e) if Nova I shall have materially breached its obligations under Section 6.01.

8.05 Termination by Constellation OP. This Agreement may be terminated by Constellation OP, and the Constellation OP Contribution, the RED REIT Contribution, the REIT Mergers and the other Transactions may be abandoned, at any time before the closing of the Constellation OP Contribution:

(a) if there has been a breach of any representation, warranty, covenant or agreement made by the Nova I Parties in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that Section 7.04(a) or 7.04(b) would not be satisfied and such breach or condition is not curable (or not capable of becoming true) or, if curable (or capable of becoming true), is not cured (or does not become true) within the earlier of (1) thirty (30) calendar days after written notice thereof is given by Constellation OP to Nova I (with a copy to Nova II) and (2) the Outside Date;

(b) if there has been a breach of any representation, warranty, covenant or agreement made by the Nova II Parties in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that Section 7.04(d) or 7.04(e) would not be satisfied and such breach or condition is not curable (or not capable of becoming true) or, if curable (or capable of becoming true), is not cured (or does not become true) within the earlier of (1) thirty (30) calendar days after written notice thereof is given by Constellation OP to Nova II (with a copy to Nova I) and (2) the Outside Date;

(c) if, at any time prior to receipt of the Nova I Requisite Vote, the Nova I Board (or a duly authorized committee thereof) shall have made a Nova I Change of Recommendation;

(d) if, at any time prior to receipt of the Nova II Requisite Vote, the Nova II Board (or a duly authorized committee thereof) shall have made a Nova II Change of Recommendation;

(e) if Nova I shall have materially breached its obligations under Section 6.01; or

(f) if Nova II shall have materially breached its obligations under Section 6.02.

8.06 Effect of Termination and Abandonment.

(a) Except as otherwise provided in this Section 8.06, in the event of termination of this Agreement and the abandonment of the Constellation OP Contribution, the RED REIT Contribution, the REIT Mergers and the

other Transactions pursuant to this Article VIII, this Agreement shall become void and of no effect with no liability to any person on the part of any party hereto (or of any of its Representatives or Affiliates); provided, however, that, and notwithstanding anything in the foregoing to the contrary, (1) no such termination shall relieve any party hereto of any liability or damages to the Other Parties resulting from any actual fraud or Willful Breach of this Agreement (in which case an aggrieved party shall be entitled to all rights and remedies available at law or in equity), (2) no such termination shall relieve any party hereto from its obligation to pay the Termination Fee (including any portion thereof) or Transaction Expenses, as applicable, in each case if, as and when required pursuant to this Section 8.06, and (3) the Confidentiality Agreement, the provisions set forth in Section 4.06, Section 6.08(b), this Section 8.06 and Article IX and the relevant definitions shall survive the termination of this Agreement.

(b) In the event that this Agreement is validly terminated by Nova I pursuant to Section 8.03(d) (Nova I Superior Proposal), Nova I shall pay 45.95% of the Nova I Termination Fee to Nova II and 54.05% of the Nova I Termination Fee to Constellation OP, in each case concurrently with such termination, payable by wire transfer of same-day funds.

(c) In the event that this Agreement is validly terminated by Nova II pursuant to Section 8.04(d) (Nova II Superior Proposal), Nova II shall pay 47.03% of the Nova II Termination Fee to Nova I and 52.97% of the Nova II Termination Fee to Constellation OP, in each case concurrently with such termination, payable by wire transfer of same-day funds.

(d) In the event that this Agreement is validly terminated by (1) Nova II pursuant to Section 8.04(c) (Nova I Change of Recommendation) or (2) Constellation OP pursuant to Section 8.05(c) (Nova I Change of Recommendation), Nova I shall pay 45.95% of the Nova I Termination Fee to Nova II and 54.05% of the Nova I Termination Fee to Constellation OP, in each case promptly, but in no event later than two (2) business days after the date of such termination, payable by wire transfer of same-day funds.

(e) In the event that this Agreement is validly terminated by (1) Nova I pursuant to Section 8.03(c) (Nova II Change of Recommendation) or (2) Constellation OP pursuant to Section 8.05(d) (Nova II Change of Recommendation), Nova II shall pay 47.03% of the Nova II Termination Fee to Nova I and 52.97% of the Nova II Termination Fee to Constellation OP, in each case promptly, but in no event later than two (2) business days after the date of such termination, payable by wire transfer of same-day funds.

(f) If (1) after the date of this Agreement, (A) a Nova I Acquisition Proposal is publicly proposed or disclosed and is not withdrawn at least five (5) business days prior to the Nova I Stockholders Meeting and there is a valid termination by Nova I, Nova II or Constellation OP pursuant to Section 8.02(b)(1) (Failure to Obtain Nova I Requisite Vote), or (B) a Nova I Acquisition Proposal is publicly proposed or disclosed or otherwise communicated to the Nova I Board, and is not withdrawn at least five (5) business days prior to a valid termination (i) by Nova I, Nova II or Constellation OP pursuant to Section 8.02(b)(2) (Failure to Hold Nova I Stockholders Meeting), (ii) by Nova II pursuant to Section 8.04(a) (Nova I Terminable Breach) or Section 8.04(e) (Breach of Certain Nova I Covenants) or (iii) by Constellation OP pursuant to Section 8.05(a) (Nova I Terminable Breach) or Section 8.05(e) (Breach of Certain Nova I Covenants) and (2) at any time on or prior to the twelve (12)-month anniversary of such termination, Nova I or any Nova I Subsidiary has entered into a definitive agreement in respect of any Nova I Acquisition Proposal or consummated any Nova I Acquisition Proposal (in each case, other than a Nova I Acquisition Proposal involving Nova II, Constellation OP or any of their respective Subsidiaries), then Nova I shall pay to (x) Nova II, 45.95% of the Nova I Termination Fee less any Transaction Expenses previously paid to Nova II pursuant to Section 8.06(k) and (y) Constellation OP, 54.05% of the Nova I Termination Fee less any Transaction Expenses previously paid to Constellation OP pursuant to Section 8.06(k), in each case concurrently with the earlier of entering into such definitive agreement and consummating such Nova I Acquisition Proposal. For purposes of this Section 8.06(f), the term “Nova I Acquisition Proposal” has the meaning assigned to such term in this Agreement, except that references to “twenty percent (20%) or more” are deemed to be references to “fifty percent (50%) or more”.

(g) If (1) after the date of this Agreement, (A) a Nova II Acquisition Proposal is publicly proposed or disclosed and is not withdrawn at least five (5) business days prior to the Nova II Stockholders Meeting and there is a valid termination by Nova I, Nova II or Constellation OP pursuant to Section 8.02(c)(1) (Failure to Obtain Nova II Requisite Vote), or (B) a Nova II Acquisition Proposal is publicly proposed or disclosed or otherwise communicated to the Nova II Board, and is not withdrawn at least five (5) business days prior to a valid termination (i) by Nova I, Nova II or Constellation OP pursuant to Section 8.02(c)(2) (Failure to Hold Nova II Stockholders Meeting), (ii) by Nova I pursuant to Section 8.03(a) (Nova II Terminable Breach) or Section 8.03(e) (Breach of Certain Nova II Covenants) or (iii) by Constellation OP pursuant to Section 8.05(b) (Nova II Terminable Breach) or Section 8.05(f) (Breach of Certain Nova II Covenants) and (2) at any time on or prior to the twelve (12)-month anniversary of such termination, Nova II or any Nova II Subsidiary has entered into a definitive agreement in respect of any Nova II Acquisition Proposal or consummated any Nova II Acquisition Proposal (in each case, other than a Nova II Acquisition Proposal involving Nova I, Constellation OP or any of their respective Subsidiaries), then Nova II shall pay to (x) Nova I, 47.03% of the Nova II Termination Fee less any Transaction Expenses previously paid to Nova I pursuant to Section 8.06(l) and (y) Constellation OP, 52.97% of the Nova II Termination Fee less any Transaction Expenses previously paid to Constellation OP pursuant to Section 8.06(l), in each case concurrently with the earlier of entering into such definitive agreement and consummating such Nova II Acquisition Proposal. For purposes of this Section 8.06(g), the term “Nova II Acquisition Proposal” has the meaning assigned to such term in this Agreement, except that references to “twenty percent (20%) or more” are deemed to be references to “fifty percent (50%) or more”.

(h) If (1) this Agreement is validly terminated by (A) (i) Nova I, Nova II or Constellation OP pursuant to Section 8.02(b) (Failure to Obtain Nova I Requisite Vote or Hold Nova I Stockholders Meeting), (ii) Nova II pursuant to Section 8.04(a) (Nova I Terminable Breach) or Section 8.04(e) (Breach of Certain Nova I Covenants) or (iii) Constellation OP pursuant to Section 8.05(a) (Nova I Terminable Breach) or Section 8.05(e) (Breach of Certain Nova I Covenants) or (B) (i) Nova I, Nova II or Constellation OP pursuant to Section 8.02(c) (Failure to Obtain Nova II Requisite Vote or Hold Nova II Stockholders Meeting), (ii) Nova I pursuant to Section 8.03(a) (Nova II Terminable Breach) or Section 8.03(e) (Breach of Certain Nova II Covenants) or (iii) Constellation OP pursuant to Section 8.05(b) (Nova II Terminable Breach) or Section 8.05(f) (Breach of Certain Nova II Covenants) and (2) at any time on or prior to the twelve (12)-month anniversary of such termination, Nova II or any Nova II Subsidiary, on one hand, and Nova I or any Nova I Subsidiary, on the other hand, have entered into a definitive agreement (including such parties entering into a definitive agreement with a third party) with respect to, or consummated, a business combination transaction involving Nova II (or any Nova II Subsidiary) and Nova I (or any Nova I Subsidiary) (whether or not such business combination transaction also includes a third party) that, if proposed prior to such termination, would have constituted a Nova II Acquisition Proposal or a Nova I Acquisition Proposal (except that, in each case, references to “twenty percent (20%) or more” are deemed to be references to “fifty percent (50%) or more”), then (x) Nova I shall pay to Constellation OP the Nova I Termination Fee (less any Transaction Expenses previously paid to Constellation OP pursuant to this Section 8.06) and (y) Nova II shall pay to Constellation OP the Nova II Termination Fee (less any Transaction Expenses previously paid to Constellation OP pursuant to this Section 8.06), concurrently with the consummation of such business combination transaction.

(i) If (1) this Agreement is validly terminated by (A) (i) Nova I, Nova II or Constellation OP pursuant to Section 8.02(c) (Failure to Obtain Nova II Requisite Vote or Hold Nova II Stockholders Meeting), (ii) Nova I pursuant to Section 8.03(a) (Nova II Terminable Breach) or Section 8.03(e) (Breach of Certain Nova II Covenants) or (iii) Constellation OP pursuant to Section 8.05(b) (Nova II Terminable Breach) or Section 8.05(f) (Breach of Certain Nova II Covenants) or (B) (i) Nova I or Nova II pursuant to Section 8.02(a) (Outside Date) in a circumstance in which Constellation OP is not entitled to terminate under Section 8.02(a), (ii) Nova I pursuant to Section 8.03(b) (Constellation OP Terminable Breach) or (iii) Nova II pursuant to Section 8.04(b) (Constellation OP Terminable Breach) and (2) at any time on or prior to the twelve (12)-month anniversary of such termination, Nova II or any Nova II Subsidiary, on one hand, and Constellation OP, RED REIT or any Contributed Entity, on the other hand, have entered into a definitive agreement (including such parties entering into a definitive agreement with a third party) with respect to, or consummated, a business combination transaction involving Nova II (or any Nova II Subsidiary) and Constellation OP, any Affiliates of Constellation OP or RED REIT (or any Contributed Entity) (whether or not such business combination transaction also includes a third party) that, if proposed prior to such termination, would have constituted a Nova II Acquisition Proposal (except that, in each case, references to “twenty percent (20%) or more” are deemed to be references to “fifty percent (50%) or more”), then (x) Constellation OP shall pay to Nova I the Nova II Termination Fee (less any Transaction Expenses previously paid by Constellation OP to Nova I pursuant to this Section 8.06) and (y) Nova II shall pay to Nova I the Nova II Termination Fee (less any Transaction Expenses previously paid by Nova II to Nova I pursuant to this Section 8.06), concurrently with the consummation of such business combination transaction.

(j) If (1) this Agreement is validly terminated by (A) (i) Nova I, Nova II or Constellation OP pursuant to Section 8.02(b) (Failure to Obtain Nova I Requisite Vote or Hold Nova I Stockholders Meeting), (ii) Nova II pursuant to Section 8.04(a) (Nova I Terminable Breach) or Section 8.04(e) (Breach of Certain Nova I Covenants) or (iii) Constellation OP pursuant to Section 8.05(a) (Nova I Terminable Breach) or Section 8.05(e) (Breach of Certain Nova I Covenants) or (B) (i) Nova I or Nova II pursuant to Section 8.02(a) (Outside Date) in a circumstance in which Constellation OP is not entitled to terminate under Section 8.02(a), (ii) Nova I pursuant to Section 8.03(b) (Constellation OP Terminable Breach) or (iii) Nova II pursuant to Section 8.04(b) (Constellation OP Terminable Breach) and (2) at any time on or prior to the twelve (12)-month anniversary of such termination, Constellation OP, any Affiliates of Constellation OP, RED REIT or any Contributed Entity, on one hand, and Nova I or any Nova I Subsidiary, on the other hand, have entered into a definitive agreement (including such parties entering into a definitive agreement with a third party) with respect to, or consummated, a business combination transaction involving Constellation OP or RED REIT (or any Contributed Entity) and Nova I (or any Nova I Subsidiary) (whether or not such business combination transaction also includes a third party) that, if proposed prior to such termination, would have constituted a Nova I Acquisition Proposal (except that, in each case, references to “twenty percent (20%) or more” are deemed to be references to “fifty percent (50%) or more”), then (x) Constellation OP shall pay to Nova II the Nova I Termination Fee (less any Transaction Expenses previously paid by Constellation OP to Nova II pursuant to this Section 8.06) and (y) Nova I shall pay to Nova II the Nova I Termination Fee (less any Transaction Expenses previously paid by Nova I to Nova II pursuant to this Section 8.06), concurrently with the consummation of such business combination transaction.

(k) If this Agreement is validly terminated by (1) Nova I, Nova II or Constellation OP pursuant to Section 8.02(b)(2) (Failure to Hold Nova I Stockholders Meeting), provided that the Form S-4 has been declared effective by the SEC at least 45 days prior to such termination, (2) Nova II pursuant to Section 8.04(a) (Nova I Terminable Breach) or Section 8.04(e) (Breach of Certain Nova I Covenants), or (3) Constellation OP pursuant to Section 8.05(a) (Nova I Terminable Breach) or Section 8.05(e) (Breach of Certain Nova I Covenants), Nova I shall pay or cause to be paid to each of Constellation OP and Nova II such party’s Transaction Expenses, in each case promptly, but in no event later than two (2) business days after the date of such termination, payable by wire transfer of same-day funds; provided that the payment of Transaction Expenses pursuant to this Section 8.06(k) shall not limit Nova I’s liability for damages resulting from a Willful Breach or fraud (it being understood that the payment of such Transaction Expenses shall be taken into account in calculating damages for such Willful Breach or fraud); provided further, that (A) in the event of termination by Nova II pursuant to Section 8.04(a) (Nova I Terminable Breach) or Section 8.04(e) (Breach of Certain Nova I Covenants) or Constellation OP pursuant to Section 8.05(a) (Nova I Terminable Breach) or Section 8.05(e) (Breach of Certain Nova I Covenants) and (B) such breaches were the result of any action or omission taken or made by the applicable Constellation OP Subsidiary in the performance of its duties or obligations as external manager of Nova I with the actual knowledge of such Constellation OP Subsidiary that such action or omission would, or would reasonably be expected to, cause such covenants and agreements required of the Nova I Parties not to have been duly complied with and performed in all material respects, then Nova I shall not be obligated to pay Constellation OP’s Transaction Expenses pursuant to this Section 8.06(k); provided that the provisions of the foregoing proviso shall not apply if such action or omission was taken or made by the applicable Constellation OP Subsidiary with the prior written consent of the Nova I Board Special Committee.

(l) If this Agreement is validly terminated by (1) Nova I, Nova II or Constellation OP pursuant to Section 8.02(c)(2) (Failure to Hold Nova II Stockholders Meeting), provided that the Form S-4 has been declared effective by the SEC at least 45 days prior to such termination, (2) Nova I pursuant to Section 8.03(a) (Nova II Terminable Breach) or Section 8.03(e) (Breach of Certain Nova II Covenants), or (3) Constellation OP pursuant to Section 8.05(b) (Nova II Terminable Breach) or Section 8.05(f) (Breach of Certain Nova II Covenants), Nova II shall pay or cause to be paid to each of Constellation OP and Nova I such party’s Transaction Expenses, in each case promptly, but in no event later than two (2) business days after the date of such termination, payable by wire transfer of same-day funds; provided that the payment of Transaction Expenses pursuant to this Section 8.06(l) shall not limit Nova II’s liability for damages resulting from a Willful Breach or fraud (it being understood that the payment of such Transaction Expenses shall be taken into account in calculating damages for such Willful Breach or fraud); provided further, that (A) in the event of termination by Nova I pursuant to Section 8.03(a) (Nova II Terminable Breach) or Section 8.03(e) (Breach of Certain Nova II Covenants) or Constellation OP pursuant to Section 8.05(b) (Nova II Terminable Breach) or Section 8.05(f) (Breach of Certain Nova II Covenants) and (B) such breaches were the result of any action or omission taken or made by the applicable Constellation OP Subsidiary in the performance of its duties or obligations as external manager of Nova II with the actual knowledge of such Constellation OP Subsidiary that such action or omission would, or would reasonably be expected to, cause such covenants and agreements required of the Nova II Parties not to have been duly complied with and performed in all material respects, then Nova II shall not be obligated to pay Constellation OP’s Transaction Expenses pursuant to this Section 8.06(l); provided that the provisions of the foregoing proviso shall not apply if such action or omission was taken or made by the applicable Constellation OP Subsidiary with the prior written consent of the Nova II Board Special Committee.

(m) If this Agreement is validly terminated by (1) Nova I pursuant to Section 8.03(b) (Constellation OP Terminable Breach) or (2) Nova II pursuant to Section 8.04(b) (Constellation OP Terminable Breach), Constellation OP shall pay or cause to be paid to each of Nova I and Nova II such party’s Transaction Expenses, in each case promptly, but in no event later than two (2) business days after the date of such termination, payable by wire transfer of same-day funds; provided that the payment of Transaction Expenses pursuant to this Section 8.06(m) shall not limit Constellation OP’s liability for damages resulting from a Willful Breach or fraud (it being understood that the payment of such Transaction Expenses shall be taken into account in calculating damages for such Willful Breach or fraud).

(n) In the event that a party is entitled to receive payment of its Transaction Expenses pursuant to more than one subsection of this Section 8.06, then the other two parties that are required to pay such party’s Transaction Expenses shall, notwithstanding anything to the contrary in this Section 8.06, each be required to pay 50% of the Transaction Expenses payable to such party.

(o) If Nova I or Constellation OP is required to pay Nova II the Nova I Termination Fee (or a portion thereof), such amount shall be paid into escrow on the date such payment is required to be paid by Nova I or Constellation OP, as applicable, pursuant to this Agreement by wire transfer of immediately available funds to an escrow account designated in accordance with this Section 8.06. In the event that Nova I or Constellation OP is obligated to pay Nova II the Nova I Termination Fee (or a portion thereof), the amount payable to Nova II from the escrow account in any tax year of Nova II shall not exceed the lesser of (1) the amounts then remaining in the escrow account, and (2) the sum of (A) the maximum amount of the Nova I Termination Fee that can be paid to Nova II without causing Nova II to fail to meet the requirements of Section 856(c)(2) and (3) of the Code for the relevant tax year, determined as if the payment of such amount did not constitute income described in Sections 856(c)(2) or 856(c)(3) of the Code (“Qualifying Income”), and Nova II has income from unknown sources during such year in an amount equal to 1% of its gross income which is not Qualifying Income (in addition to any known or anticipated income which is not Qualifying Income), in each case as determined by Nova II’s independent accountants, plus (B) in the event Nova II receives either (x) a letter from Nova II’s counsel indicating that Nova II has received a ruling from the IRS as described in Section 8.06(p) or (y) an opinion from Nova II’s outside counsel as described in Section 8.06(p), an amount equal to the excess of the Termination Fee (or a portion thereof, as applicable) less the amount payable under clause (A) above.

(p) To secure Nova I’s or Constellation OP’s obligation to pay the Nova I Termination Fee (or a portion thereof) payable to Nova II pursuant to this Section 8.06, Nova I or Constellation OP, as applicable, shall deposit into escrow the Nova I Termination Fee (or a portion thereof, as applicable) with an escrow agent selected by Nova I or Constellation OP, as applicable, on such terms (subject to this Section 8.06) as shall be mutually agreed upon by Nova I or Constellation OP, as applicable, and Nova II and the escrow agent. The payment or deposit into escrow of such amount by either Nova I or Constellation OP pursuant to this Section 8.06 shall be made at the time Nova I or Constellation OP, as applicable, is obligated to pay Nova II such amount pursuant to this Section 8.06 by wire transfer. The escrow agreement shall provide that any amounts in escrow or any portion thereof in accordance with this Section 8.06 shall not be released to Nova II unless the escrow agent receives any one or combination of the following: (1) a letter from Nova II’s independent accountants indicating the maximum amount that can be paid by the escrow agent to Nova II without causing Nova II to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code determined as if the payment of such amount did not constitute Qualifying Income and Nova II has income from unknown sources during such year in an amount equal to 1% of its gross income which is not Qualifying Income (in addition to any known or anticipated income which is not Qualifying Income), in which case the escrow agent shall release such amount (but not to exceed the remaining amounts held in escrow) to Nova II, or (2) a letter from Nova II’s counsel indicating that (A) Nova II received a ruling from the IRS holding that the receipt by Nova II of such amounts would either constitute Qualifying Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code or (B) Nova II’s outside counsel has rendered a legal opinion to the effect that the receipt by Nova II of such amounts should either constitute Qualifying Income or should be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code, in which case the escrow agent shall release the remainder of the amounts held in escrow to Nova II. Nova I and Constellation OP agree to amend this Section 8.06 at the reasonable request of Nova II in order to (i) maximize the portion of such amounts that may be distributed to Nova II hereunder without causing Nova II to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code, (ii) improve Nova II’s chances of securing a favorable ruling described in this Section 8.06 or (iii) assist Nova II in obtaining a favorable legal opinion from its outside counsel as described in this Section 8.06. Any amounts required to be paid by Nova I and Constellation OP collectively to Nova II pursuant to this Section 8.06 that remain unpaid as of the end of a taxable year shall be paid as soon as possible during the following taxable year, subject to the foregoing limitations of this Section 8.06, provided, however, that the obligation of Nova I or Constellation OP to pay the unpaid portion of such amount, as applicable, shall terminate on the next December 31 following the date that is five (5) years from the date of this Agreement. Any payment due to Nova II described in this Section 8.06 shall be subject to the same limitations on payment as set forth in this Section 8.06.

(q) If Nova II or Constellation OP is required to pay Nova I the Nova II Termination Fee (or a portion thereof), such amount shall be paid into escrow on the date such payment is required to be paid by Nova II or Constellation OP, as applicable, pursuant to this Agreement by wire transfer of immediately available funds to an escrow account designated in accordance with this Section 8.06. In the event that Nova II or Constellation OP is obligated to pay Nova I the Nova II Termination Fee (or a portion thereof), the amount payable to Nova I from the escrow account in any tax year of Nova I shall not exceed the lesser of (1) the amounts then remaining in the escrow account, and (2) the sum of (A) the maximum amount of the Nova II Termination Fee that can be paid to Nova I without causing Nova I to fail to meet the requirements of Section 856(c)(2) and (3) of the Code for the relevant tax year, determined as if the payment of such amount did not constitute Qualifying Income, and Nova I has income from unknown sources during such year in an amount equal to 1% of its gross income which is not Qualifying Income (in addition to any known or anticipated income which is not Qualifying Income), in each case as determined by Nova I’s independent accountants, plus (B) in the event Nova I receives either (x) a letter from Nova I’s counsel indicating that Nova I has received a ruling from the IRS as described in Section 8.06(r) or (y) an opinion from Nova I’s outside counsel as described in Section 8.06(r), an amount equal to the excess of the Termination Fee (or a portion thereof, as applicable) less the amount payable under clause (A) above.

(r) To secure Nova II’s or Constellation OP’s obligation to pay the Nova II Termination Fee (or a portion thereof) payable to Nova I pursuant to this Section 8.06, Nova II or Constellation OP, as applicable, shall deposit into escrow the Nova II Termination Fee (or a portion thereof, as applicable) with an escrow agent selected by Nova II or Constellation OP, as applicable, on such terms (subject to this Section 8.06) as shall be mutually agreed upon by Nova II or Constellation OP, as applicable, and Nova I and the escrow agent. The payment or deposit into escrow of such amount by either Nova II or Constellation OP pursuant to this Section 8.06 shall be made at the time Nova II or Constellation OP, as applicable, is obligated to pay Nova I such amount pursuant to this Section 8.06 by wire transfer. The escrow agreement shall provide that any amounts in escrow or any portion thereof in accordance with this Section 8.06 shall not be released to Nova I unless the escrow agent receives any one or combination of the following: (1) a letter from Nova I’s independent accountants indicating the maximum amount that can be paid by the escrow agent to Nova I without causing Nova I to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code determined as if the payment of such amount did not constitute Qualifying Income and Nova I has income from unknown sources during such year in an amount equal to 1% of its gross income which is not Qualifying Income (in addition to any known or anticipated income which is not Qualifying Income), in which case the escrow agent shall release such amount (but not to exceed the remaining amounts held in escrow) to Nova I, or (2) a letter from Nova I’s counsel indicating that (A) Nova I received a ruling from the IRS holding that the receipt by Nova I of such amounts would either constitute Qualifying Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code or (B) Nova I’s outside counsel has rendered a legal opinion to the effect that the receipt by Nova I of such amounts should either constitute Qualifying Income or should be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code, in which case the escrow agent shall release the remainder of the amounts held in escrow to Nova I. Nova II and Constellation OP agree to amend this Section 8.06 at the reasonable request of Nova I in order to (i) maximize the portion of such amounts that may be distributed to Nova I hereunder without causing Nova I to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code, (ii) improve Nova I’s chances of securing a favorable ruling described in this Section 8.06 or (iii) assist Nova I in obtaining a favorable legal opinion from its outside counsel as described in this Section 8.06. Any amounts required to be paid by Nova II and Constellation OP collectively to Nova I pursuant to this Section 8.06 that remain unpaid as of the end of a taxable year shall be paid as soon as possible during the following taxable year, subject to the foregoing limitations of this Section 8.06, provided, however, that the obligation of Nova II or Constellation OP to pay the unpaid portion of such amount, as applicable, shall terminate on the next December 31 following the date that is five (5) years from the date of this Agreement. Any payment due to Nova I described in this Section 8.06 shall be subject to the same limitations on payment as set forth in this Section 8.06.

(s) If Nova I or Nova II is required to pay Constellation OP the Nova I Termination Fee (or a portion thereof) or Nova II Termination Fee (or a portion thereof), as applicable, such amount shall be paid into escrow on the date such payment is required to be paid by Nova I or Nova II, as applicable, pursuant to this Agreement by wire transfer of immediately available funds to an escrow account designated in accordance with this Section 8.06. In the event that Nova I or Nova II is obligated to pay Constellation OP the Nova I Termination Fee (or a portion thereof) or Nova II Termination Fee (or a portion thereof), as applicable, the amount payable to Constellation OP from the escrow account in any tax year of Constellation shall not exceed the lesser of (1) the amounts then remaining in the escrow account, and (2) the sum of (A) the maximum amount of the Nova I Termination Fee or the Nova II Termination Fee, as the case may be, that can be paid to Constellation OP without causing Constellation to fail to meet the requirements of Section 856(c)(2) and (3) of the Code for the relevant tax year, determined as if the payment of such amount did not constitute Qualifying Income, and Constellation has income from unknown sources during such year in an amount equal to 1% of its gross income which is not Qualifying Income (in addition to any known or anticipated income which is not Qualifying Income), in each case as determined by Constellation’s independent accountants, plus (B) in the event Constellation receives either (x) a letter from Constellation’s counsel indicating that Constellation has received a ruling from the IRS as described in Section 8.06(t) or (y) an opinion from Constellation’s outside counsel as described in Section 8.06(t), an amount equal to the excess of the Termination Fee (or a portion thereof, as applicable) less the amount payable under clause (A) above.

(t) To secure Nova I’s or Nova II’s obligation to pay the Nova I Termination Fee (or a portion thereof) or the Nova II Termination Fee (or a portion thereof), as applicable, payable to Constellation OP pursuant to this Section 8.06, Nova I or Nova II, as applicable, shall deposit into escrow the applicable Termination Fee (or a portion thereof, as applicable) with an escrow agent selected by Nova I or Nova II, as applicable, on such terms (subject to this Section 8.06) as shall be mutually agreed upon by Nova I or Nova II, as applicable, and Constellation OP and the escrow agent. The payment or deposit into escrow of such amount by either Nova I or Nova II pursuant to this Section 8.06 shall be made at the time Nova I or Nova II, as applicable, is obligated to pay Constellation OP such amount pursuant to Section 8.06 by wire transfer. The escrow agreement shall provide that any amounts in escrow or any portion thereof in accordance with this Section 8.06 shall not be released to Constellation OP unless the escrow agent receives any one or combination of the following: (1) a letter from Constellation’s independent accountants indicating the maximum amount that can be paid by the escrow agent to Constellation OP without causing Constellation to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code determined as if the payment of such amount did not constitute Qualifying Income and Constellation has income from unknown sources during such year in an amount equal to 1% of its gross income which is not Qualifying Income (in addition to any known or anticipated income which is not Qualifying Income), in which case the escrow agent shall release such amount (but not to exceed the remaining amounts held in escrow) to Constellation OP, or (2) a letter from Constellation’s counsel indicating that (A) Constellation received a ruling from the IRS holding that the receipt by Constellation OP of such amounts would either constitute Qualifying Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code or (B) Constellation’s outside counsel has rendered a legal opinion to the effect that the receipt by Constellation OP of such amounts should either constitute Qualifying Income or should be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code, in which case the escrow agent shall release the remainder of the amounts held in escrow to Constellation OP. Nova I and Nova II agree to amend this Section 8.06 at the reasonable request of Constellation OP in order to (i) maximize the portion of such amounts that may be distributed to Constellation OP hereunder without causing Constellation to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code, (ii) improve Constellation’s chances of securing a favorable ruling described in this Section 8.06 or (iii) assist Constellation in obtaining a favorable legal opinion from its outside counsel as described in this Section 8.06. Any amounts required to be paid by Nova I and Nova II collectively to Constellation OP pursuant to this Section 8.06 that remain unpaid as of the end of a taxable year shall be paid as soon as possible during the following taxable year, provided, however, that the obligation of Nova I or Nova II to pay the unpaid portion of such amount, as applicable, shall terminate on the next December 31 following the date that is five (5) years from the date of this Agreement. Any payment due to Constellation OP described in Section 8.06 shall be subject to the same limitations on payment as set forth in this Section 8.06.

(u) Notwithstanding anything to the contrary in this Agreement, subject to the last sentence of this Section 8.06(u), the parties hereby acknowledge that in the event that the Nova I Termination Fee (or a portion thereof, as applicable) or Transaction Expenses becomes payable and are paid by Nova I pursuant to this Section 8.06, the Nova I Termination Fee (or a portion thereof, as applicable) or Transaction Expenses (except in the event the Nova I Termination Fee becomes payable pursuant to Section 8.06(f), 8.06(h) or 8.06(j)) shall be the Other Parties’ sole and exclusive remedy for monetary damages under this Agreement. In no event (x) shall Nova I be required to pay the Nova I Termination Fee (or a portion thereof, as applicable) on more than one occasion or (y) shall Nova I be required to pay Transaction Expenses to each Other Party on more than one occasion. Notwithstanding the foregoing in this Section 8.06(u), the payment of the Nova I Termination Fee (or a portion thereof, as applicable) or the payment of Transaction Expenses pursuant to this Section 8.06 shall not limit Nova I’s liability for damages resulting from a Willful Breach or fraud.

(v) Notwithstanding anything to the contrary in this Agreement, subject to the last sentence of this Section 8.06(v), the parties hereby acknowledge that in the event that the Nova II Termination Fee (or a portion thereof, as applicable) or Transaction Expenses becomes payable and are paid by Nova II pursuant to this Section 8.06, the Nova II Termination Fee (or a portion thereof, as applicable) or Transaction Expenses (except in the event the Nova II Termination Fee becomes payable pursuant to Section 8.06(g), 8.06(h) or 8.06(i)) shall be the Other Parties’ sole and exclusive remedy for monetary damages under this Agreement. In no event

(x) shall Nova II be required to pay the Nova II Termination Fee (or a portion thereof, as applicable) on more than one occasion or (y) shall Nova II be required to pay Transaction Expenses to each Other Party on more than one occasion. Notwithstanding the foregoing in this Section 8.06(v), the payment of the Nova II Termination Fee (or a portion thereof, as applicable) or the payment of Transaction Expenses pursuant to this Section 8.06 shall not limit Nova II’s liability for damages resulting from a Willful Breach or fraud.

(w) Notwithstanding anything to the contrary in this Agreement, subject to the last sentence of this Section 8.06(w), the parties hereby acknowledge that in the event that a portion of the Nova I Termination Fee (pursuant to Section 8.06(j)) or Nova II Termination Fee (pursuant to Section 8.06(i)), as applicable, or Transaction Expenses becomes payable and are paid by Constellation OP pursuant to this Section 8.06, the portion of the Nova I Termination Fee (pursuant to Section 8.06(j)) or Nova II Termination Fee (pursuant to Section 8.06(i)), as applicable, or Transaction Expenses (except in the event a portion of the Nova I Termination Fee becomes payable pursuant to Section 8.06(j) or a portion Nova II Termination Fee becomes payable pursuant to Section 8.06(i)) shall be the Other Parties’ sole and exclusive remedy for monetary damages under this Agreement. In no event (x) shall Constellation OP be required to pay its portion of the Nova I Termination Fee (pursuant to Section 8.06(j)) or Nova II Termination Fee (pursuant to Section 8.06(i)), as applicable, on more than one occasion or (y) shall Constellation OP be required to pay Transaction Expenses to each Other Party on more than one occasion. Notwithstanding the foregoing in this Section 8.06(w), the payment of the Transaction Expenses pursuant to this Section 8.06 shall not limit Constellation OP’s liability for damages resulting from a Willful Breach or fraud.

(x) In the event that this Agreement is terminated (the “Termination Event”) and either Nova I or Nova II receives a termination fee pursuant to this Section 8.06 (the “Recipient Party”), if the Recipient Party enters into a definitive agreement in respect of a Nova I Acquisition Proposal or a Nova II Acquisition Proposal, as the case may be, at any time on or prior to the twelve (12) month anniversary of the Termination Event with a person or persons with whom the Recipient Party engaged in discussions or negotiations concerning a potential transaction at any time after the execution of the Original Combination Agreement and prior to the Termination Event, then such Recipient Party shall pay to Constellation OP the portion of the Nova I Termination Fee or Nova II Termination Fee, as the case may be, received by the Recipient Party pursuant to this Section 8.06. For purposes of this Section 8.06(x), the terms “Nova I Acquisition Proposal” and “Nova II Acquisition Proposal” each have the meaning assigned to such term in this Agreement, except that references to “twenty percent (20%) or more” are deemed to be references to “fifty percent (50%) or more”.

(y) The parties acknowledge that the agreements contained in this Section 8.06 are an integral part of the Transactions, and that, without these agreements, the parties would not enter into this Agreement.

8.07 Special Committee; Termination Right. Notwithstanding anything herein to the contrary, any termination by (i) Nova I pursuant to Article VIII may only be made with the approval of the Nova I Board Special Committee on behalf of Nova I, and (ii) Nova II pursuant to Article VIII may only be made with the approval of the Nova II Board Special Committee on behalf of Nova II.

ARTICLE IX

MISCELLANEOUS

9.01 Survival. The representations, warranties, agreements and covenants contained in this Agreement will not survive the Closing (other than Article I, Article II, Article III, Sections 4.06, 6.08(b), 6.10, 6.15, and 8.06 and this Article IX and the relevant definitions).

9.02 Waiver; Amendment. Before the closing of the Constellation OP Contribution, any provision of this Agreement may be (a) waived by the party benefited by the provision, but only in writing, or (b) amended or modified at any time, but only by a written agreement executed in the same manner as this Agreement, except to the extent that any such amendment would violate the MGCL or require resubmission of this Agreement, the REIT Mergers or the Organizational Documents, as applicable, to the stockholders of Nova I and Nova II, as applicable; provided, however, that any provision of this Agreement may not be waived, amended or modified by (i) Nova I without the prior written consent of the Nova I Board Special Committee, or (ii) Nova II without the prior written consent of the Nova II Board Special Committee. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Before the closing of the Constellation OP Contribution, any party may, subject to applicable Law, make or grant any consent under this Agreement; provided, however, that any consent may not be made or granted by (i) Nova I without the prior written consent of the Nova I Board Special Committee, or (ii) Nova II without the prior written consent of the Nova II Board Special Committee. From and after the closing of the Constellation OP Contribution, this Agreement may not be amended, modified or supplemented in any respect, and no provision of this Agreement may be waived and no party may make or grant any consent under this Agreement.

9.03 Governing Law. The execution, interpretation, and performance of this Agreement shall be governed by the laws of the State of Maryland, without giving effect to any conflict of laws provision or rule (whether of the State of Maryland or any other jurisdiction) that would cause the application of the law of any other jurisdiction other than the State of Maryland. EACH PARTY HERETO, TO THE EXTENT IT MAY LAWFULLY DO SO, HEREBY SUBMITS TO THE JURISDICTION OF ANY MARYLAND STATE OR FEDERAL COURT EXERCISING JURISDICTION, AS WELL AS TO THE JURISDICTION OF ALL COURTS FROM WHICH AN APPEAL MAY BE TAKEN OR OTHER REVIEW SOUGHT FROM THE AFORESAID COURTS, FOR THE PURPOSE OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF SUCH PARTY’S OBLIGATIONS UNDER OR WITH RESPECT TO THIS AGREEMENT OR ANY OF THE AGREEMENTS, INSTRUMENTS OR DOCUMENTS CONTEMPLATED HEREBY (OTHER THAN THE CONFIDENTIALITY AGREEMENT), AND EXPRESSLY WAIVES ANY AND ALL OBJECTIONS IT MAY HAVE AS TO VENUE IN ANY OF SUCH COURTS.

9.04 Waiver of Jury Trial. EACH PARTY HERETO HEREBY WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY OF THEM AGAINST THE OTHER PARTIES ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT, OR ANY OTHER AGREEMENTS EXECUTED IN CONNECTION HEREWITH, OR THE ADMINISTRATION THEREOF OR ANY OF THE TRANSACTIONS OR ANY OTHER TRANSACTIONS CONTEMPLATED BY SUCH OTHER AGREEMENTS. NO PARTY TO THIS AGREEMENT SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM, OR ANY OTHER LITIGATION PROCEDURE BASED UPON, OR ARISING OUT OF, THIS AGREEMENT OR ANY RELATED INSTRUMENTS, OR THE RELATIONSHIP BETWEEN OR AMONG THE PARTIES. NO PARTY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION, IN WHICH A JURY TRIAL HAS BEEN WAIVED, WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. THE PROVISIONS OF THIS SECTION HAVE BEEN FULLY DISCUSSED BY THE PARTIES, AND THESE PROVISIONS SHALL BE SUBJECT TO NO EXCEPTIONS. NO PARTY HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS SECTION WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.

9.05 Specific Performance. The parties acknowledge and agree that (a) monetary damages could not adequately compensate any party hereto in the event of a breach of the material terms of this Agreement by any other party, (b) the non-breaching party would suffer irreparable harm in the event of such a breach, and (c) the non-breaching party shall have, in addition to any other rights or remedies it may have at law or in equity, specific performance and injunctive relief as a remedy for the enforcement and to prevent breaches hereof. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (x) such party has an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity. The parties agree to not seek, and agree to waive, any requirement for the securing or posting of a bond in connection with the party’s seeking or obtaining any relief pursuant to this Section 9.05.

9.06 Expenses. Subject to Section 8.06, if the Closing does not occur, each party will bear all expenses incurred by it in connection with this Agreement and the Transactions, except that each party shall bear and pay its proportionate share of the expenses incurred in connection with (a) the filing, printing and mailing of the Form S-4 and Proxy Statement, (b) any filings, provision of information or documentary material or other actions in connection with the Requisite Regulatory Approvals, and (c) the filing, printing and distribution of the Form S-11. For the avoidance of doubt, if the Closing does occur, each party’s expenses will be expenses of Newco, including any brokerage fees, commissions or finder’s fees in connection with the Transaction payable to Credit Suisse, Moelis and J.P. Morgan Securities LLC.

9.07 Notices. All notices, requests and other communications given or made under this Agreement must be in writing and will be deemed given if personally delivered, electronic transmission or mailed by registered or certified mail (return receipt requested) to the persons and addresses set forth below or such other place as such party may specify by like notice (provided that notices of a change of address will be effective only upon receipt thereof).

If to Nova I or Nova I OP, to:

Special Committee of the Board of Directors of NorthStar Real Estate Income Trust, Inc.

399 Park Avenue

18th Floor

New York, NY 10022

Attention: Vernon B. Schwartz, Chairman

Email:       vernon@lucaspoint.com

with a copy (which shall not constitute notice) to:

Alston & Bird LLP

One Atlantic Center

1201 West Peachtree St.

Atlanta, GA 30309

Attention: Rosemarie A. Thurston

                 David E. Brown, Jr.

Email:       rosemarie.thurston@alston.com

                 david.brown@alston.com

If to Nova II or Nova II OP, to:

Special Committee of the Board of Directors of NorthStar Real Estate Income II, Inc.

399 Park Avenue

18th Floor

New York, NY 10022

Attention: Winston W. Wilson, Chairman

Email:       wwaynewilson@gmail.com

with a copy (which shall not constitute notice) to:

Venable LLP

750 E. Pratt Street, Suite 900

Baltimore, MD 21202

Attention: Sharon A. Kroupa

                  Michael D. Schiffer

Email:       sakroupa@venable.com

                  mdschiffer@venable.com

with a copy (which shall not constitute notice) to:

Greenberg Traurig, LLP

200 Park Avenue

New York, NY 10166

Attention: Judith D. Fryer

                 Michael D. Helsel

                 Joseph A. Herz

Email:       FryerJ@gtlaw.com

                  HelselM@gtlaw.com

                  HerzJ@gtlaw.com

If to Constellation OP, RED REIT, Newco or Newco OP, to:

Constellation OP

c/o Constellation

515 South Flower Street

44th Floor

Los Angeles, CA 90071

Attention: Director, Legal Department

Email:       ColonyLegal@clns.com

with a copy (which shall not constitute notice) to:

Hogan Lovells US LLP

555 Thirteenth Street, NW

Washington, DC 20005

Attention: David Bonser

                 Stacey McEvoy

Email:      david.bonser@hoganlovells.com

                 stacey.mcevoy@hoganlovells.com

Notices will be deemed to have been received (a) on the date of receipt if (i) personally delivered or (ii) upon receipt of an appropriate electronic answerback or confirmation when so delivered by electronic submission (to such email address specified above or another email address as such person may subsequently designate by notice given hereunder) only if followed by overnight or hand delivery or (b) on the date that is five (5)  business days after dispatch by registered or certified mail.

9.08 Entire Understanding; No Third Party Beneficiaries. All Exhibits (attached hereto and as executed), Schedules and Disclosure Letters hereto shall be deemed to be incorporated into and made part of this Agreement. This Agreement, together with the Exhibits, Schedules and Disclosure Letters hereto, and the Confidentiality Agreement contain the entire agreement and understanding among the parties with respect to the subject matter hereof (and supersede any prior agreements, arrangements or understandings between or among the parties with respect to the subject matter hereof, including the Original Combination Agreement) and there are no agreements, representations, or warranties which are not set forth herein. Except for Section 6.10, which is intended to benefit the Indemnified Parties to the extent stated, nothing expressed or implied in this Agreement is intended to confer any rights, remedies, obligations or liabilities upon any person other than the Nova I Parties, the Nova II Parties, the Constellation Parties and the Newco Parties.

9.09 Assignment. The provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties and their respective successors and assigns. Prior to the Closing, no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto.

9.10 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original as against any party whose signature appears thereon, and all of which shall together constitute one and the same instrument. This Agreement shall become binding when two or more counterparts hereof, individually or taken together, shall bear the signatures of all parties reflected hereon as the signatories. The execution and delivery of this Agreement may be effected by facsimile or any other electronic means such as “.pdf” files.

9.11 Severability. If any provision of this Agreement or the application thereof to any person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions, or the application of such provision to persons or circumstances other than those as to which it has been held invalid or unenforceable, will remain in full force and effect and will in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination, the parties will negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.

[Signatures appear on following page.]

IN WITNESS WHEREOF, the parties have caused this Amended and Restated Master Combination Agreement to be executed by their duly authorized officers as of the day and year first above written.

NORTHSTAR REAL ESTATE INCOME TRUST, INC.

By:	/s/ Jenny B. Neslin
Name:	Jenny B. Neslin
Title:	General Counsel and Secretary

NORTHSTAR REAL ESTATE INCOME TRUST OPERATING PARTNERSHIP, LP

By:	NorthStar Real Estate Income Trust, Inc., its general partner

	By:	/s/ Jenny B. Neslin
	Name:	Jenny B. Neslin
	Title:	General Counsel and Secretary

Signature Page to Amended and Restated Master Combination Agreement

COLONY CAPITAL OPERATING COMPANY, LLC

By:	Colony NorthStar, Inc., its managing member

	By:	/s/ Mark M. Hedstrom
	Name:	Mark M. Hedstrom
	Title:	Executive Vice President & COO

COLONY NORTHSTAR CREDIT REAL ESTATE, INC.

By:	/s/ Mark M. Hedstrom
Name:	Mark M. Hedstrom
Title:	Vice President

CREDIT RE OPERATING COMPANY, LLC

By:	Colony NorthStar Credit Real Estate, Inc., its managing member

	By:	/s/ Mark M. Hedstrom
	Name:	Mark M. Hedstrom
	Title:	Vice President

NRF RED REIT CORP.

By:	/s/ Mark M. Hedstrom
Name:	Mark M. Hedstrom
Title:	Vice President

Signature Page to Amended and Restated Master Combination Agreement

NORTHSTAR REAL ESTATE INCOME II, INC.

By:	/s/ Jenny B. Neslin
Name:	Jenny B. Neslin
Title:	General Counsel and Secretary

NORTHSTAR REAL ESTATE INCOME OPERATING PARTNERSHIP II, LP

By:	NorthStar Real Estate Income II, Inc., its general partner

	By:	/s/ Jenny B. Neslin
	Name:	Jenny B. Neslin
	Title:	General Counsel and Secretary

Signature Page to Amended and Restated Master Combination Agreement

Annex B

Form of Company Charter

COLONY NORTHSTAR CREDIT REAL ESTATE, INC.

ARTICLES OF AMENDMENT AND RESTATEMENT

FIRST: Colony NorthStar Credit Real Estate, Inc., a Maryland corporation (the “Corporation”), desires to amend and restate its charter as currently in effect and as hereinafter amended.

SECOND: The following provisions are all the provisions of the charter currently in effect and as hereinafter amended:

ARTICLE I

INCORPORATOR

James C. Pickel, Jr., whose address is c/o Colony NorthStar, Inc., 515 South Flower Street, 44th Floor, Los Angeles, CA 90071, being at least 18 years of age, formed a corporation under the general laws of the State of Maryland on August 23, 2017.

ARTICLE II

NAME

The name of the corporation (the “Corporation”) is:

Colony NorthStar Credit Real Estate, Inc.

ARTICLE III

PURPOSE

The purposes for which the Corporation is formed are to engage in any lawful act or activity (including, without limitation or obligation, engaging in business as a real estate investment trust under the Internal Revenue Code of 1986, as amended, or any successor statute (the “Code”)) for which corporations may be organized under the general laws of the State of Maryland as now or hereafter in force. For purposes of the charter of the Corporation (the “Charter”), “REIT” means a real estate investment trust under Sections 856 through 860 of the Code or any successor provisions.

ARTICLE IV

PRINCIPAL OFFICE IN STATE AND RESIDENT AGENT

The address of the principal office of the Corporation in the State of Maryland is c/o CSC-Lawyers Incorporating Service Company, 7 St. Paul Street, Suite 820, Baltimore, MD 21202. The name of the resident agent of the Corporation in the State of Maryland is CSC-Lawyers Incorporating Service Company, whose post address is 7 St. Paul Street, Suite 820, Baltimore, MD 21202. The resident agent is a Maryland corporation.

ARTICLE V

PROVISIONS FOR DEFINING, LIMITING

AND REGULATING CERTAIN POWERS OF THE

CORPORATION AND OF THE STOCKHOLDERS AND DIRECTORS

Section 5.1 Number of Directors. The business and affairs of the Corporation shall be managed under the direction of the Board of Directors. The number of directors of the Corporation is seven (7), which number may be increased or decreased only by the Board of Directors pursuant to the Bylaws of the Corporation (the “Bylaws”), but shall never be less than the minimum number required by the Maryland General Corporation Law (the “MGCL”). The names of the directors who shall serve until the first annual meeting of stockholders and until their successors are duly elected and qualify are:

[●]

The Corporation elects, effective at such time as it becomes eligible under Section 3-802 of the MGCL to make the election provided for under Section 3-804(c) of the MGCL, that, except as may be provided by the Board of Directors in setting the terms of any class or series of stock, any and all vacancies on the Board of Directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy shall serve for the remainder of the full term of the directorship in which such vacancy occurred and until his or her successor is duly elected and qualifies.

Section 5.2 Extraordinary Actions. Except as specifically provided in Section 5.8 and Article VIII, notwithstanding any provision of law permitting or requiring any action to be taken or approved by the affirmative vote of stockholders entitled to cast a greater number of votes, any such action shall be effective and valid if declared advisable by the Board of Directors and taken or approved by the affirmative vote of stockholders entitled to cast a majority of all the votes entitled to be cast on the matter.

Section 5.3 Authorization by Board of Stock Issuance. The Board of Directors may authorize the issuance from time to time of shares of stock of the Corporation of any class or series, whether now or hereafter authorized, or securities or rights convertible into shares of its stock of any class or series, whether now or hereafter authorized, for such consideration as the Board of Directors may deem advisable (or without consideration in the case of a stock split or stock dividend), subject to such restrictions or limitations, if any, as may be set forth in the Charter or the Bylaws.

Section 5.4 Preemptive Rights. Except as may be provided by the Board of Directors in setting the terms of classified or reclassified shares of stock of the Corporation pursuant to Section 6.4 or as may otherwise be provided by a contract approved by the Board of Directors, no holder of shares of stock of the Corporation shall, as such holder, have any preemptive right to purchase or subscribe for any additional shares of stock of the Corporation or any other security of the Corporation which it may issue or sell.

Section 5.5 Indemnification. (a) The Corporation shall, to the maximum extent permitted by Maryland law in effect from time to time, indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to, (i) any individual who is a present or former director or officer of the Corporation and who is made, or threatened to be made, a party to, or witness in, the proceeding by reason of his or her service in that capacity or (ii) any individual who, while a director or officer of the Corporation and at the request of the Corporation, serves or has served as a director, officer, trustee, member, manager, employee, partner or agent of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity. The rights to indemnification and advancement of expenses provided by the Charter shall vest immediately upon election of a director or officer. The Corporation shall provide such indemnification and advancement of expenses to an individual who served a predecessor of the Corporation in any of the capacities described in (i) or (ii) above and shall have the power, with the approval of the Board of Directors, to provide the same (or lesser) indemnification and advancement of expenses to any employee or agent of the Corporation or a predecessor of the Corporation. Any amendment of this Section 5.5(a) shall be prospective only and shall not affect the applicability of this section with respect to any act or failure to act that occurred prior to such amendment.

(b) The indemnification provided herein shall not be deemed to limit the right of the Corporation to indemnify any other person for any such expenses to the fullest extent permitted by law, nor shall it be deemed exclusive of any other rights to which any person seeking indemnification from the Corporation may be entitled under the Bylaws, any agreement, resolution of stockholders or directors, or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

Section 5.6 Determinations by Board. The determination as to any of the following matters, made by or pursuant to the direction of the Board of Directors, shall be final and conclusive and shall be binding upon the Corporation and every holder of shares of its stock: the amount of the net income of the Corporation for any period and the amount of assets at any time legally available for the payment of dividends, acquisition of its stock or the payment of other distributions on its stock; the amount of paid-in surplus, net assets, other surplus, cash flow, funds from operations, adjusted funds from operations, net profit, net assets in excess of capital, undivided profits or excess of profits over losses on sales of assets; the amount, purpose, time of creation, increase or decrease, alteration or cancellation of any reserves or charges and the propriety thereof (whether or not any obligation or liability for which such reserves or charges shall have been created shall have been set aside, paid or discharged); any interpretation or resolution of any ambiguity with respect to any provision of the Charter (including any of the terms, preferences, conversion or other rights, voting powers or rights, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of any shares of any class or series of stock of the Corporation) or of the Bylaws; the number of shares of stock of any class or series of the Corporation; the fair value, or any sale, bid or asked price to be applied in determining the fair value, of any asset owned or held by the Corporation or of any shares of stock of the Corporation; any matter relating to the acquisition, holding and disposition of any assets by the Corporation; any interpretation of the terms and conditions of one or more agreements with any person, corporation, association, company, trust, partnership (limited or general) or other entity; the compensation of directors, officers, employees or agents of the Corporation; or any other matter relating to the business and affairs of the Corporation or required or permitted by applicable law, the Charter or Bylaws or otherwise to be determined by the Board of Directors.

Section 5.7 REIT Qualification. The Board of Directors shall have the authority to cause the Corporation to elect to qualify for U.S. federal income tax treatment as a REIT. If the Corporation elects to qualify for federal income tax treatment as a REIT, the Corporation shall use its reasonable best efforts to take such actions as are necessary or appropriate to preserve the status of the Corporation as a REIT; however, if the Board of Directors determines that it is no longer in the best interests of the Corporation to attempt to, or continue to, qualify as a REIT, the Board of Directors may revoke or otherwise terminate the Corporation’s REIT election pursuant to Section 856(g) of the Code. The Board of Directors, in its sole and absolute discretion, also may (a) determine that compliance with any restriction or limitation on stock ownership and transfers set forth in Article VII is no longer required for REIT qualification and (b) make any other determination or take any other action pursuant to Article VII.

Section 5.8 Removal of Directors. Subject to the rights of holders of shares of one or more classes or series of Preferred Stock (as defined below) to elect or remove one or more directors, any director, or the entire Board of Directors, may be removed from office at any time, but only for cause and then only by the affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of directors. For the purpose of this paragraph, “cause” shall mean, with respect to any particular director, conviction of a felony or a final judgment of a court of competent jurisdiction holding that such director caused demonstrable, material harm to the Corporation through bad faith or active and deliberate dishonesty.

Section 5.9 Corporate Opportunities.

Section 5.9.1. Definitions: For the purpose of this Section 5.9, the following terms shall have the following meanings:

Affiliate. The term “Affiliate” shall mean, when used with respect to a Person, any Person that, directly or indirectly, controls or is controlled by or is under common control with such Person and any principal, member, director, partner, shareholder, officer, employee or other representative of the foregoing (other than the Corporation and any Person that is controlled by the Corporation). For the purposes of this definition, “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, through the ownership of voting securities or partnership interests, contract or otherwise.

Person. The term “Person” shall mean any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, governmental authority or other entity.

Sponsor Affiliates. The term “Sponsor Affiliates” shall mean CLNC Manager, LLC and its Affiliates.

Section 5.9.2 Corporate Opportunities. (a) The Corporation recognizes that it will derive benefits from its continued contractual, corporate and business relationships with the Sponsor Affiliates and that (i) certain directors, principals, officers, employees or other representatives of the Sponsor Affiliates may serve as directors or officers of the Corporation, its subsidiaries or entities that provide investment advisory services to the Corporation or its subsidiaries or as a member of the investment committee of any such entity, (ii) the Sponsor Affiliates may now engage and may continue to engage in the same or similar activities or related lines of business as those in which the Corporation, directly or indirectly, may engage and other business activities that overlap with or compete with those in which the Corporation or its subsidiaries, directly or indirectly, may engage, and (iii) members of the Board of Directors and their respective Affiliates may now engage and may continue to engage in the same or similar activities or related lines of business as those in which the Corporation, directly or indirectly, may engage and other business activities that overlap with or compete with those in which the Corporation or its subsidiaries, directly or indirectly, may engage.

(b) To the fullest extent permitted by law, except to the extent limited in any agreement with any Sponsor Affiliate, none of the Sponsor Affiliates (including those serving as directors or officers of the Corporation) or any of their respective Affiliates (any such Person, an “Identified Person”) shall have any duty to refrain from directly or indirectly:

(i) engaging in any business opportunity, including but not limited to business opportunities in the same or similar business activities or lines of business in which the Corporation or any of its Affiliates may, from time to time, be engaged or propose to engage (a “Business Opportunity”); or

(ii) competing with the Corporation, and to the fullest extent permitted by law, no Identified Person shall be liable to the Corporation or its stockholders or creditors for breach of any duty (statutory, contractual or otherwise (other than for breach by an Identified Person of any express restrictions on competition contained in any written contract between such Identified Person and the Corporation)) by reason of the fact that such Identified Person engages in any such activities, and, except as provided in subsection (c) of this Section 5.9.2, the doctrine of corporate opportunity or any similar doctrine applicable to the Corporation shall not apply to any Identified Person. To the fullest extent permitted by law, the Corporation hereby renounces any interest or expectancy in, or in being offered an opportunity to participate in, any Business Opportunity presented to an Identified Person, except as provided in subsection (c) of this Section 5.9.2. Subject to subsection (c) of this Section 5.9.2, in the event that any Identified Person acquires knowledge of a Business Opportunity, such Identified Person shall have no duty to communicate or offer such Business Opportunity to the Corporation or any of its Affiliates and, to the fullest extent permitted by law, shall not be liable to the Corporation or its stockholders or creditors for breach of any duty (statutory, contractual or otherwise) as a stockholder, director or officer of the Corporation by reason of the fact that such Identified Person pursues or acquires such Business Opportunity for itself, directs such Business Opportunity to another Person, or does not present such opportunity to the Corporation or its subsidiaries or stockholders. A Business Opportunity shall not be deemed to be a potential Business Opportunity for the Corporation if it is a Business Opportunity that the Corporation is not financially able or contractually permitted or legally able to undertake, or that is, from its nature, not in line with the Corporation’s business or is of no practical advantage to it or that is one in which the Corporation has no reasonable expectancy.

(c) The Corporation does not renounce its interest in any Business Opportunity offered to any director or officer of the Corporation if such opportunity is expressly offered to such Person in his or her capacity as a director or officer of the Corporation.

Section 5.10 Appraisal Rights. Holders of shares of stock shall not be entitled to exercise any rights of an objecting stockholder provided for under Title 3, Subtitle 2 of the MGCL or any successor statute unless the Board of Directors, upon such terms and conditions as specified by the Board of Directors, shall determine that such rights apply, with respect to all or any shares of all or any classes or series of stock, to one or more transactions occurring after the date of such determination in connection with which holders of such shares would otherwise be entitled to exercise such rights.

Section 5.11 Advisor Agreements. Subject to such approval of stockholders and other conditions, if any, as may be required by any applicable statute, rule or regulation, the Board of Directors may authorize the execution and performance by the Corporation of one or more agreements with any person, corporation, association, company, trust, partnership (limited or general) or other organization whereby, subject to the supervision and control of the Board of Directors, any such other person, corporation, association, company, trust, partnership (limited or general) or other organization shall render or make available to the Corporation managerial, investment, advisory and/or related services, office space and other services and facilities (including, if deemed advisable by the Board of Directors, the management or supervision of the investments of the Corporation) upon such terms and conditions as may be provided in such agreement or agreements (including, if deemed fair and equitable by the Board of Directors, the compensation payable thereunder by the Corporation).

ARTICLE VI

STOCK

Section 6.1 Authorized Shares. The Corporation has authority to issue 1,000,000,000 shares of stock, consisting of [860,000,000]1 [905,000,000]2 shares of Class A Common Stock, $0.01 par value per share (“Class A Common Stock”), [15,000,000 shares of Class B-1 Common Stock, $0.01 par value per share (“Class B-1 Common Stock”), 75,000,000 shares of Class B-2 Common Stock, $0.01 par value per share (“Class B-2 Common Stock” and together with the Class B-1 Common Stock, the “Class B Common Stock”)]3 [45,000,000 shares of Class B-3 Common Stock, $0.01 par value per share (“Class B-3 Common Stock”)]4 (Class A Common Stock[, Class B-1 Common Stock and Class B-2 Common Stock]5 [and Class B-3 Common Stock]6, collectively, the “Common Stock”), and 50,000,000 shares of Preferred Stock, $0.01 par value per share (“Preferred Stock”). The aggregate par value of all authorized shares of stock having par value is $10,000,000. If

[1]	NTD: To be included only in the event of an initial public offering.
[2]	NTD: To be included only in the event of a listing (without an initial public offering).
[3]	NTD: To be included only in the event of an initial public offering.
[4]	NTD: To be included only in the event of a listing (without an initial public offering).
[5]	NTD: To be included only in the event of an initial public offering.
[6]	NTD: To be included only in the event of a listing (without an initial public offering).

shares of one class of stock are classified or reclassified into shares of another class of stock pursuant to Section 6.2, 6.3 or 6.4 of this Article VI, the number of authorized shares of the former class shall automatically be decreased and the number of shares of the latter class shall automatically be increased, in each case by the number of shares so classified or reclassified, so that the aggregate number of shares of stock of all classes that the Corporation has authority to issue shall not be more than the total number of shares of stock set forth in the first sentence of this paragraph. The Board of Directors, with the approval of a majority of the entire Board of Directors, and without any action by the stockholders of the Corporation, may amend the Charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that the Corporation has authority to issue.

Section 6.2 Common Stock. Subject to the provisions of Article VII and except as may otherwise be specified in the Charter, each share of Common Stock shall entitle the holder thereof to one vote. The Board of Directors may reclassify any unissued shares of Common Stock from time to time into one or more classes or series of stock.

Section 6.2.1 Dividends and other Distributions. The Board of Directors may from time to time authorize and the Corporation shall declare to the holders of Common Stock such dividends or other distributions in cash or other assets of the Corporation or in securities of the Corporation or from any other source as the Board of Directors in its discretion shall determine, but only out of funds legally available therefor. The exercise of the powers and rights of the Board of Directors pursuant to this Section 6.2.1 shall be subject to the preferences of any class or series of stock at the time outstanding.

Section 6.2.2 Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of, or any distribution of the assets of, the Corporation, the holders of Common Stock shall be entitled to participate, together with the holders of shares of any other class or series of stock now existing or hereafter classified or reclassified having parity rights to the Common Stock as to distributions in the liquidation, dissolution or winding up of the Corporation, in the distribution of any assets of the Corporation remaining after the Corporation shall have paid, or provided for payment of, all debts and liabilities of the Corporation and after the Corporation shall have paid, or set aside for payment, to the holders of any class or series of stock having preferences over the Common Stock as to distributions in the event of dissolution, liquidation or winding up of the Corporation.

Section 6.2.3 Equal Status. Except as expressly provided in this Article VI, all Common Stock shall have the same rights, privileges and limitations and rank equally, share ratably and be identical in all respects as to all matters.

[Section 6.2.4 Conversion. The Class A Common Stock is not convertible into or exchangeable for any other property or securities of the Corporation. Each issued and outstanding share of Class B Common Stock shall, automatically and without any action on the part of the holder thereof, convert into one (1) share of Class A Common Stock as follows: (a) in the case of the Class B-1 Common Stock, upon the close of trading on the date that is thirty (30) days following the closing date of an initial public offering of the Class A Common Stock on a national securities exchange (the “IPO” and such closing date, the “IPO Date”); and (b) in the case of the Class B-2 Common Stock, upon the close of trading on the date that is one hundred eighty (180) days following the IPO Date; provided, however, that in the event any such shares of Class B-1 Common Stock or Class B-2 Common Stock are sold to an underwriter for purposes of sale in connection with the IPO, then each such share sold to an underwriter shall convert into one (1) share of Class A Common Stock as of immediately prior to the closing of the IPO. Each unissued share of Class B Common Stock shall automatically be reclassified as one (1) share of Class A Common Stock at the close of trading on the date that is one hundred eighty (180) days following the IPO Date.]5

[5]	NTD: To be included only in the event of an initial public offering.

[Section 6.2.4 Conversion. The Class A Common Stock is not convertible into or exchangeable for any other property or securities of the Corporation. Each issued and outstanding share of Class B-3 Common Stock shall, automatically and without any action on the part of the holder thereof, convert into one (1) share of Class A Common Stock upon the close of trading on the date that is the one (1) year anniversary of the listing of the Class A Common Stock on a national securities exchange (the “Listing Date”). Each unissued share of Class B-3 Common Stock shall automatically be reclassified as one (1) share of Class A Common Stock at the close of trading on the one (1) year anniversary of the Listing Date.]6

Section 6.3 Preferred Stock. The Board of Directors may classify any unissued shares of Preferred Stock and reclassify any previously classified but unissued shares of Preferred Stock of any class or series from time to time, into one or more classes or series of stock.

Section 6.4 Classified or Reclassified Shares. Prior to the issuance of classified or reclassified shares of any class or series of stock, the Board of Directors by resolution shall: (a) designate that class or series to distinguish it from all other classes and series of stock of the Corporation; (b) specify the number of shares to be included in the class or series; (c) set or change, subject to the provisions of Article VII and subject to the express terms of any class or series of stock of the Corporation outstanding at the time, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption for each class or series; and (d) cause the Corporation to file articles supplementary with the State Department of Assessments and Taxation of Maryland (the “SDAT”). Any of the terms of any class or series of stock set or changed pursuant to clause (c) of this Section 6.4 may be made dependent upon facts or events ascertainable outside the Charter (including determinations by the Board of Directors or other facts or events within the control of the Corporation) and may vary among holders thereof; provided that the manner in which such facts, events or variations shall operate upon the terms of such class or series of stock is clearly and expressly set forth in the articles supplementary or other Charter document filed with the SDAT.

Section 6.5 Stockholders’ Consent in Lieu of Meeting. Any action required or permitted to be taken at any meeting of the holders of Common Stock entitled to vote generally in the election of directors may be taken without a meeting by consent, in writing or by electronic transmission, in any manner and by any vote permitted by the MGCL and set forth in the Bylaws.

Section 6.6 Charter and Bylaws. The rights of all stockholders and the terms of all stock of the Corporation are subject to the provisions of the Charter and the Bylaws.

Section 6.7 Distributions. The Board of Directors from time to time may authorize the Corporation to declare and pay to stockholders such dividends or other distributions in cash or other assets of the Corporation or in securities of the Corporation, including in shares of one class or series of the Corporation’s stock payable to holders of shares of another class or series of stock of the Corporation, or from any other source as the Board of Directors in its sole and absolute discretion shall determine. The exercise of the powers and rights of the Board of Directors pursuant to this Section 6.7 shall be subject to the provisions of any class or series of shares of the Corporation’s stock at the time outstanding.

Section 6.8 Transferable Shares. Notwithstanding any other provision in the Charter, no determination shall be made by the Board of Directors nor shall any transaction be entered into by the Corporation that would cause any shares or other beneficial interest in the Corporation not to constitute “transferable shares” or “transferable certificates of beneficial interest” under Section 856(a)(2) of the Code.

Section 6.9 Tax on Disqualified Organizations. To the extent that the Corporation incurs any tax pursuant to Section 860E(e)(6) of the Code as the result of any “excess inclusion” income (within the meaning of Section 860E of the Code) of the Corporation being allocated to a “disqualified organization” (as defined in Section 860E(e)(5) of the Code) that holds Common Stock or Preferred Stock in record name, the Corporation

[6]	NTD: To be included only in the event of a listing (without an initial public offering).

shall reduce the distributions payable to any such “disqualified organization” whose ownership of Common Stock or Preferred Stock caused such tax to be incurred by an amount equal to such tax, in the manner described in Treasury Regulations Section 1.860E-2(b)(4).

ARTICLE VII

RESTRICTION ON TRANSFER AND OWNERSHIP OF SHARES

Section 7.1 Definitions. For the purpose of this Article VII, the following terms shall have the following meanings:

Aggregate Stock Ownership Limit. The term “Aggregate Stock Ownership Limit” shall mean 9.8 percent in value of the aggregate of the outstanding shares of Capital Stock, or such other percentage determined by the Board of Directors in accordance with Section 7.2.8 of the Charter.

Beneficial Ownership. The term “Beneficial Ownership” shall mean ownership of Capital Stock by a Person, whether the interest in the shares of Capital Stock is held directly or indirectly (including by a nominee), and shall include interests that would be treated as owned through the application of Section 544 of the Code, as modified by Section 856(h)(1)(B) and 856(h)(3) of the Code. The terms “Beneficial Owner,” “Beneficially Owns” and “Beneficially Owned” shall have the correlative meanings.

Business Day. The term “Business Day” shall mean any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in New York City are authorized or required by law, regulation or executive order to close.

Capital Stock. The term “Capital Stock” shall mean all classes or series of stock of the Corporation, including, without limitation, Common Stock and Preferred Stock.

Charitable Beneficiary. The term “Charitable Beneficiary” shall mean one or more beneficiaries of the Trust as determined pursuant to Section 7.3.6; provided that each such organization must be described in Section 501(c)(3) of the Code and contributions to each such organization must be eligible for deduction under each of Sections 170(b)(1)(A), 2055 and 2522 of the Code.

Common Stock Ownership Limit. The term “Common Stock Ownership Limit” shall mean 9.8 percent (in value or in number of shares, whichever is more restrictive) of the aggregate of the outstanding shares of Common Stock, or such other percentage determined by the Board of Directors in accordance with Section 7.2.8 of the Charter.

Constructive Ownership. The term “Constructive Ownership” shall mean ownership of Capital Stock by a Person, whether the interest in the shares of Capital Stock is held directly or indirectly (including by a nominee), and shall include interests that would be treated as owned through the application of Section 318(a) of the Code, as modified by Section 856(d)(5) of the Code. The terms “Constructive Owner,” “Constructively Owns” and “Constructively Owned” shall have the correlative meanings.

Excepted Holder. The term “Excepted Holder” shall mean a stockholder of the Corporation for whom an Excepted Holder Limit is created by the Charter or by the Board of Directors pursuant to Section 7.2.7.

Excepted Holder Limit. The term “Excepted Holder Limit” shall mean the percentage limit established by the Board of Directors pursuant to Section 7.2.7; provided that the affected Excepted Holder agrees to comply with the requirements established by the Charter or by the Board of Directors pursuant to Section 7.2.7 and subject to adjustment pursuant to Section 7.2.8.

Initial Date. The term “Initial Date” shall mean [●].

Market Price. The term “Market Price” on any date shall mean, with respect to any class or series of outstanding shares of Capital Stock, the Closing Price for such Capital Stock on such date. The “Closing Price” on any date shall mean the last sale price for such Capital Stock, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, for such Capital Stock, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the Stock Exchange or, if such Capital Stock is not listed or admitted to trading on the Stock Exchange, as reported on the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which such Capital Stock is listed or admitted to trading or, if such Capital Stock is not listed or admitted to trading on any national securities exchange, the last quoted price, or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the National Association of Securities Dealers, Inc. Automated Quotation System or, if such system is no longer in use, the principal other automated quotation system that may then be in use or, if such Capital Stock is not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in such Capital Stock selected by the Board of Directors or, in the event that no trading price is available for such Capital Stock, the fair market value of the Capital Stock, as determined by the Board of Directors.

Person. The term “Person” shall mean an individual, corporation, partnership, limited liability company, estate, trust (including, without limitation, a trust qualified under Sections 401(a) or 501(c)(17) of the Code), a portion of a trust permanently set aside for or to be used exclusively for the purposes described in Section 642(c) of the Code, association, private foundation within the meaning of Section 509(a) of the Code, joint stock company or other entity and also includes a group as that term is used for purposes of Rule 13d-5(b) or Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

Prohibited Owner. The term “Prohibited Owner” shall mean, with respect to any purported Transfer, any Person who, but for the provisions of this Article VII, would Beneficially Own or Constructively Own shares of Capital Stock in violation of Section 7.2.1, and if appropriate in the context, shall also mean any Person who would have been the record owner of the shares that the Prohibited Owner would have so owned.

Restriction Termination Date. The term “Restriction Termination Date” shall mean the first day after the Initial Date on which the Board of Directors determines pursuant to Section 5.7 of the Charter that it is no longer in the best interests of the Corporation to attempt to, or continue to, qualify as a REIT or that compliance with the restrictions and limitations on Beneficial Ownership, Constructive Ownership and Transfers of shares of Capital Stock set forth herein is no longer required in order for the Corporation to qualify as a REIT.

Stock Exchange. The term “Stock Exchange” shall mean the national securities exchange or automated quotation system on which any class or series of outstanding shares of Capital Stock are listed or traded.

Transfer. The term “Transfer” shall mean any issuance, sale, transfer, gift, assignment, devise or other disposition, as well as any other event, condition or set of circumstances that causes any Person to acquire or have Beneficial Ownership or Constructive Ownership, or any agreement to take any such actions or cause any such events, of Capital Stock or the right to vote or receive dividends or other distributions on shares of Capital Stock, including (a) a change in the capital structure of the Corporation or in the relative values of different classes or series of Capital Stock, (b) a change in the relationship between two or more Persons that causes a change in Beneficial Ownership or Constructive Ownership, (c) the granting or exercise of any option or warrant (or any acquisition or disposition of any option or warrant), pledge, security interest, or similar right to acquire shares of Capital Stock, (d) any acquisition or disposition of any securities or rights convertible into or exchangeable for Capital Stock or any interest in Capital Stock or any exercise of any such conversion or exchange right and (e) Transfers of interests in other entities that result in changes in Beneficial Ownership or Constructive Ownership of Capital Stock; in each case, whether voluntary or involuntary, whether owned of record, Constructively Owned or Beneficially Owned and whether by operation of law or otherwise. The terms “Transferring” and “Transferred” shall have the correlative meanings.

Trust. The term “Trust” shall mean any trust provided for in Section 7.3.1.

Trustee. The term “Trustee” shall mean the Person unaffiliated with the Corporation and a Prohibited Owner that is appointed by the Corporation to serve as trustee of the Trust.

Section 7.2 Capital Stock.

Section 7.2.1 Ownership Limitations. During the period commencing on the Initial Date and prior to the Restriction Termination Date, but subject to Section 7.4:

(a) Basic Restrictions.

(i) (1) No Person, other than an Excepted Holder, shall Beneficially Own or Constructively Own shares of Capital Stock in excess of the Aggregate Stock Ownership Limit, (2) no Person, other than an Excepted Holder, shall Beneficially Own or Constructively Own shares of Common Stock in excess of the Common Stock Ownership Limit and (3) no Excepted Holder shall Beneficially Own or Constructively Own shares of Capital Stock in excess of the Excepted Holder Limit for such Excepted Holder.

(ii) No Person shall Beneficially Own or Constructively Own shares of Capital Stock to the extent that (1) such Beneficial Ownership or Constructive Ownership of Capital Stock would result in the Corporation being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year), (2) such Beneficial Ownership or Constructive Ownership of Capital Stock would result in the Corporation owning (directly or Constructively) an interest in a tenant that is described in Section 856(d)(2)(B) of the Code if the income derived by the Corporation (either directly or indirectly through one or more partnerships or limited liability companies) from such tenant for the taxable year of the Corporation during which such determination is being made would reasonably be expected to equal or exceed the lesser of (A) one percent (1%) of the Corporation’s gross income (as determined for purposes of Section 856(c) of the Code), or (B) an amount that would (or, in the sole judgment of the Board of Directors, could) cause the Corporation to fail to satisfy any of the gross income requirements of Section 856(c) of the Code, or (3) such Beneficial Ownership or Constructive Ownership of Capital Stock would result in the Corporation otherwise failing to qualify as a REIT.

(iii) Any Transfer of shares of Capital Stock that, if effective, would result in the Capital Stock being beneficially owned by fewer than 100 Persons (determined under the principles of Section 856(a)(5) of the Code) shall be void ab initio, and the intended transferee shall acquire no rights in such shares of Capital Stock.

(b) Transfer in Trust. If any Transfer of shares of Capital Stock occurs which, if effective, would result in any Person Beneficially Owning or Constructively Owning shares of Capital Stock in violation of Section 7.2.1(a)(i) or (ii),

(i) then that number of shares of the Capital Stock the Beneficial Ownership or Constructive Ownership of which otherwise would cause such Person to violate Section 7.2.1(a)(i) or (ii) (rounded up to the nearest whole share) shall be automatically transferred to a Trust for the benefit of a Charitable Beneficiary, as described in Section 7.3, effective as of the close of business on the Business Day prior to the date of such Transfer, and such Person shall acquire no rights in such shares of Capital Stock; or

(ii) if the transfer to the Trust described in clause (i) of this sentence would not be effective for any reason to prevent the violation of Section 7.2.1(a)(i) or (ii), then the Transfer of that number of shares of Capital Stock that otherwise would cause any Person to violate Section 7.2.1(a)(i) or (ii) shall be void ab initio, and the intended transferee shall acquire no rights in such shares of Capital Stock.

(iii) To the extent that, upon a transfer of shares of Capital Stock pursuant to this Section 7.2.1(b), a violation of any provision of this Article VII would nonetheless be continuing (for example where the ownership of shares of Capital Stock by a single Trust would violate the 100 stockholder requirement applicable to REITs), then shares of Capital Stock shall be transferred to that number of Trusts, each having a distinct Trustee and a Charitable Beneficiary or Beneficiaries that are distinct from those of each other Trust, such that there is no violation of any provision of this Article VII.

Section 7.2.2 Remedies for Breach. If the Board of Directors shall at any time determine that a Transfer or other event has taken place that results in a violation of Section 7.2.1 or that a Person intends to acquire or has attempted to acquire Beneficial Ownership or Constructive Ownership of any shares of Capital Stock in violation of Section 7.2.1 (whether or not such violation is intended), the Board of Directors shall take such action as it deems advisable to refuse to give effect to or to prevent such Transfer or other event, including, without limitation, causing the Corporation to redeem shares of Capital Stock, refusing to give effect to such Transfer on the books of the Corporation or instituting proceedings to enjoin such Transfer or other event; provided, however, that any Transfer or attempted Transfer or other event in violation of Section 7.2.1 shall automatically result in the transfer to the Trust described above, and, where applicable, such Transfer (or other event) shall be void ab initio as provided above irrespective of any action (or non-action) by the Board of Directors.

Section 7.2.3 Notice of Restricted Transfer. Any Person who acquires or attempts or intends to acquire Beneficial Ownership or Constructive Ownership of shares of Capital Stock that will or may violate Section 7.2.1(a), or any Person who would have owned shares of Capital Stock that resulted in a transfer to the Trust pursuant to the provisions of Section 7.2.1(b), shall immediately give written notice to the Corporation of such event or, in the case of such a proposed or attempted transaction, shall give at least fifteen (15) days prior written notice, and shall provide to the Corporation such other information as the Corporation may request in order to determine the effect, if any, of such Transfer on the Corporation’s status as a REIT.

Section 7.2.4 Owners Required To Provide Information. From the Initial Date and prior to the Restriction Termination Date:

(a) every owner of five percent (5%) or more (or such lower percentage as required by the Code or the Treasury Regulations promulgated thereunder) in number or value of the outstanding shares of Capital Stock, within thirty (30) days after the end of each taxable year, shall give written notice to the Corporation stating (i) the name and address of such owner, (ii) the number of shares of Capital Stock Beneficially Owned and (iii) a description of the manner in which such shares are held. Each such owner shall provide to the Corporation such additional information as the Corporation may request in order to determine the effect, if any, of such Beneficial Ownership on the Corporation’s status as a REIT and to ensure compliance with the Aggregate Stock Ownership Limit and the Common Stock Ownership Limit; and

(b) each Person who is a Beneficial Owner or Constructive Owner of Capital Stock and each Person (including the stockholder of record) who is holding Capital Stock for a Beneficial Owner or Constructive Owner shall provide to the Corporation such information as the Corporation may request, in order to determine the Corporation’s status as a REIT and to comply with requirements of any taxing authority or governmental authority or to determine such compliance and to ensure compliance with the Aggregate Stock Ownership Limit and the Common Stock Ownership Limit.

Section 7.2.5 Remedies Not Limited. Subject to Section 5.7 of the Charter, nothing contained in this Section 7.2 shall limit the authority of the Board of Directors to take such other action as it deems necessary or advisable to protect the Corporation in preserving the Corporation’s status as a REIT.

Section 7.2.6 Ambiguity. In the case of an ambiguity in the application of any of the provisions of this Section 7.2, Section 7.3 or any definition contained in Section 7.1, the Board of Directors may determine the application of the provisions of this Section 7.2 or Section 7.3 or any such definition with respect to any situation based on the facts known to it at such time. In the event Section 7.2 or 7.3 requires an action by the Board of Directors and the Charter fails to provide specific guidance with respect to such action, the Board of Directors may determine the action to be taken so long as such action is not contrary to the provisions of Sections 7.1, 7.2 or 7.3. Absent a decision to the contrary by the Board of Directors, if a Person would have (but for the remedies set forth in Section 7.2.2) acquired Beneficial Ownership or Constructive Ownership of Capital Stock in violation of Section 7.2.1, such remedies (as applicable) shall apply first to the shares of Capital Stock that, but for the remedies, would have actually been owned by such Person, and second to the shares of Capital Stock that, but for such remedies, would have been Beneficially Owned or Constructively Owned (but not actually owned) by such Person, pro rata among the Persons who actually own such shares of Capital Stock based upon the relative number of the shares of Capital Stock held by each such Person.

Section 7.2.7 Exceptions.

(a) The Board of Directors, in its sole discretion, may exempt, prospectively or retroactively, a Person from the Common Stock Ownership Limit or the Aggregate Stock Ownership Limit, as the case may be, and may establish or increase an Excepted Holder Limit for such Person if: (i) such Person submits to the Board of Directors information requested by the Board of Directors, demonstrating that such Person is not an individual for purposes of Section 542(a)(2) of the Code (determined taking into account Section 856(h)(3)(A) of the Code); (ii) such Person submits to the Board of Directors information requested by the Board of Directors, demonstrating that no Person who is an individual for purposes of Section 542(a)(2) of the Code (determined taking into account Section 856(h)(3)(A) of the Code) would be considered to Beneficially Own shares of Common Stock in excess of the Common Stock Ownership Limit or Capital Stock in excess of the Aggregate Stock Ownership Limit; (iii) such Person submits to the Board of Directors information requested by the Board of Directors, demonstrating that clauses (1), (2) and (3) of subparagraph (a)(ii) of Section 7.2.1 will not be violated by reason of such Person’s ownership of Common Stock in excess of the Common Stock Ownership Limit or Capital Stock in excess of the Aggregate Stock Ownership Limit pursuant to the exemption granted under this subparagraph 7.2.7(a); and (iv) such Person provides to the Board of Directors such representations and undertakings, if any, as the Board of Directors may require to ensure that the conditions in clauses (i), (ii) and (iii) hereof are satisfied and will continue to be satisfied throughout the period during which such Person owns Common Stock in excess of the Common Stock Ownership Limit or Capital Stock in excess of the Aggregate Stock Ownership Limit pursuant to any exemption thereto granted under this subparagraph (a), and such Person agrees that any violation of such representations and undertakings or any attempted violation thereof will result in the application of the remedies set forth in Section 7.2 (including, without limitation, Section 7.2.5) with respect to shares of Common Stock held in excess of the Common Stock Ownership Limit or Capital Stock held in excess of the Aggregate Stock Ownership Limit with respect to such Person (determined without regard to the exemption granted such Person under this subparagraph (a)).

(b) Prior to granting any exception pursuant to Section 7.2.7(a), the Board of Directors may require a ruling from the Internal Revenue Service or an opinion of counsel, in either case in form and substance satisfactory to the Board of Directors, as it may deem necessary or advisable in order to determine that granting the exception will not cause the Corporation to lose its status as a REIT; provided, however, that the Board of Directors shall not be obligated to require obtaining a favorable ruling or opinion in order to grant an exception hereunder. Notwithstanding the receipt of any ruling or opinion, the Board of Directors may impose such conditions and restrictions as it deems appropriate in connection with granting each exception.

(c) Subject to Section 7.2.1(a)(ii), an underwriter, placement agent or initial purchaser that participates in a public offering, a private placement or other private offering of Capital Stock (or securities convertible into or exchangeable for Capital Stock) may Beneficially Own or Constructively Own shares of Capital Stock (or securities convertible into or exchangeable for Capital Stock) in excess of the Aggregate Stock Ownership Limit or the Common Stock Ownership Limit, but only to the extent necessary to facilitate such public offering, private placement or immediate resale of such Capital Stock, and provided that the restrictions contained in Section 7.2.1(a) will not be violated following the distribution by such underwriter, placement agent or initial purchaser of such shares of Capital Stock.

(d) In connection with granting any exemption or waiver pursuant to Section 7.2.7(a), the Board of Directors may include such terms and conditions in such waiver as it determines are advisable.

(e) The Board of Directors may only reduce the Excepted Holder Limit for an Excepted Holder: (1) with the written consent of such Excepted Holder at any time, or (2) pursuant to the terms and conditions of the agreements and undertakings entered into with such Excepted Holder in connection with the establishment of the Excepted Holder Limit for that Excepted Holder. No Excepted Holder Limit shall be reduced to a percentage that is less than the then-current Common Stock Ownership Limit.

Section 7.2.8 Increase or Decrease in Common Stock Ownership or Aggregate Stock Ownership Limits. Subject to Section 7.2.1(a)(ii) and this Section 7.2.8, the Board of Directors may from time to time increase or decrease the Common Stock Ownership Limit and the Aggregate Stock Ownership Limit for one or more Persons and increase or decrease the Common Stock Ownership Limit and the Aggregate Stock Ownership Limit for all other Persons. No decreased Common Stock Ownership Limit or Aggregate Stock Ownership Limit will be effective for any Person whose percentage of ownership of Capital Stock is in excess of such decreased Common Stock Ownership Limit or Aggregate Stock Ownership Limit, as applicable, until such time as such Person’s percentage of ownership of Capital Stock equals or falls below the decreased Common Stock Ownership Limit or Aggregate Stock Ownership Limit, as applicable; provided, however, that any further acquisition of Capital Stock by any such Person (other than a Person for whom an exemption has been granted pursuant to Section 7.2.7(a) or an Excepted Holder) in excess of the Capital Stock owned by such Person on the date the decreased Common Stock Ownership Limit or Aggregate Stock Ownership Limit, as applicable, became effective will be in violation of the Common Stock Ownership Limit or Aggregate Stock Ownership Limit. No increase to the Common Stock Ownership Limit or Aggregate Stock Ownership Limit may be approved if the new Common Stock Ownership Limit and/or Aggregate Stock Ownership Limit would allow five (5) or fewer Persons to Beneficially Own, in the aggregate more than forty-nine and nine-tenths percent (49.9%) in value of the outstanding Capital Stock or would otherwise cause the Corporation to fail to qualify as a REIT.

Section 7.2.9 Legend. Each certificate for shares of Capital Stock, if certificated, shall bear substantially the following legend:

The shares represented by this certificate are subject to restrictions on Beneficial Ownership and Constructive Ownership and Transfer for the purpose, among others, of the Corporation’s maintenance of its status as a Real Estate Investment Trust under the Code. Subject to certain further restrictions and except as expressly provided in the Corporation’s Charter, (i) no Person may Beneficially Own or Constructively Own shares of the Corporation’s Common Stock in excess of the Common Stock Ownership Limit unless such Person is an Excepted Holder (in which case the Excepted Holder Limit shall be applicable); (ii) no Person may Beneficially Own or Constructively Own shares of Capital Stock of the Corporation in excess of the Aggregate Stock Ownership Limit, unless such Person is an Excepted Holder (in which case the Excepted Holder Limit shall be applicable); (iii) no Person may Beneficially Own or Constructively Own Capital Stock that would result in the Corporation being “closely held” under Section 856(h) of the Code or otherwise cause the Corporation to fail to qualify as a REIT; and (iv) no Person may Transfer shares of Capital Stock if such Transfer would result in the Capital Stock of the Corporation being owned by fewer than 100 Persons. Any Person who Beneficially Owns or Constructively Owns or attempts to Beneficially Own or Constructively Own shares of Capital Stock that causes or will cause a Person to Beneficially Own or Constructively Own shares of Capital Stock in excess or in violation of the above limitations must immediately notify the Corporation. If any of the restrictions on transfer or ownership provided in (i), (ii) or (iii) above are violated, the shares of Capital Stock in excess or in violation of the above limitations will be automatically transferred to a Trustee of a Trust for the benefit of one or more Charitable Beneficiaries. In addition, the Corporation may redeem shares upon the terms and conditions specified by the Board of Directors in its sole and absolute discretion if the Board of Directors determines that ownership or a Transfer or other event may violate the restrictions described above. Furthermore, if the ownership restrictions provided in (iv) above would be violated or upon the occurrence of certain events, attempted Transfers in violation of the restrictions described above may be void ab initio. All capitalized terms in this legend have the meanings defined in the Charter of the Corporation, as the same may be amended from time to time, a copy of which, including the restrictions on transfer and ownership, will be furnished to each holder of Capital Stock of the Corporation on request and without charge. Requests for such a copy may be directed to the Secretary of the Corporation at its principal office.

Instead of the foregoing legend, the certificate may state that the Corporation will furnish a full statement about certain restrictions on ownership and transfer to a stockholder on request and without charge.

Section 7.3 Transfer of Capital Stock in Trust.

Section 7.3.1 Ownership in Trust. Upon any purported Transfer or other event described in Section 7.2.1(b) that would result in a transfer of shares of Capital Stock to a Trust, such shares of Capital Stock shall be deemed to have been transferred to the Trustee as trustee of a Trust for the exclusive benefit of one or more Charitable Beneficiaries. Such transfer to the Trustee shall be deemed to be effective as of the close of business on the Business Day prior to the purported Transfer or other event that results in the transfer to the Trust pursuant to Section 7.2.1(b). The Trustee shall be appointed by the Corporation and shall be a Person unaffiliated with the Corporation and any Prohibited Owner. Each Charitable Beneficiary shall be designated by the Corporation as provided in Section 7.3.6.

Section 7.3.2 Status of Shares Held by the Trustee. Shares of Capital Stock held by the Trustee shall continue to be issued and outstanding shares of Capital Stock of the Corporation. The Prohibited Owner shall have no rights in the shares held by the Trustee. The Prohibited Owner shall not benefit economically from ownership of any shares held in trust by the Trustee, shall have no rights to dividends or other distributions and shall not possess any rights to vote or other rights attributable to the shares held in the Trust. The Prohibited Owner shall have no claim, cause of action or any other recourse whatsoever against the purported transferor of such Capital Stock of the Corporation.

Section 7.3.3 Dividend and Voting Rights. The Trustee shall have all voting rights and rights to dividends or other distributions with respect to shares of Capital Stock held in the Trust, which rights shall be exercised for the exclusive benefit of the Charitable Beneficiary. Any dividend or other distribution paid to a Prohibited Owner prior to the discovery by the Corporation that the shares of Capital Stock have been transferred to the Trustee shall be paid by the Prohibited Owner to the Trustee upon demand and any dividend or other distribution authorized but unpaid shall be paid when due to the Trustee. Any dividend or other distribution so paid to the Trustee shall be held in trust for the Charitable Beneficiary. The Prohibited Owner shall have no voting rights with respect to shares of Capital Stock held in the Trust and, subject to Maryland law, effective as of the date that the shares of Capital Stock have been transferred to the Trustee, the Trustee shall have the authority (at the Trustee’s sole and absolute discretion) (i) to rescind as void any vote cast by a Prohibited Owner prior to the discovery by the Corporation that the shares of Capital Stock have been transferred to the Trustee and (ii) to recast such vote; provided, however, that if the Corporation has already taken irreversible corporate action, then the Trustee shall not have the authority to rescind and recast such vote. Notwithstanding the provisions of this Article VII, until the Corporation has received notification that shares of Capital Stock have been transferred into a Trust, the Corporation shall be entitled to rely on its stock transfer and other stockholder records for purposes of preparing lists of stockholders entitled to vote at meetings, determining the validity and authority of proxies and otherwise conducting votes and determining the other rights of stockholders.

Section 7.3.4 Sale of Shares by Trustee. Within twenty (20) days of receiving notice from the Corporation that shares of Capital Stock have been transferred to the Trust, the Trustee of the Trust shall sell the shares held in the Trust to a person, designated by the Trustee, whose ownership of the shares will not violate the ownership limitations set forth in Section 7.2.1(a). Upon such sale, the interest of the Charitable Beneficiary in the shares sold shall terminate and the Trustee shall distribute the net proceeds of the sale to the Prohibited Owner and to the Charitable Beneficiary as provided in this Section 7.3.4. The Prohibited Owner shall receive the lesser of (i) the price paid by the Prohibited Owner for the shares or, if the Prohibited Owner did not give value for the shares in connection with the event causing the shares to be held in the Trust (e.g., in the case of a gift, devise or other such transaction), the Market Price of the shares on the day of the event causing the shares to be held in the Trust and (ii) the price per share received by the Trustee (net of any commissions and other expenses of sale) from the sale or other disposition of the shares held in the Trust. The Trustee may reduce the amount payable to the Prohibited Owner by the amount of dividends and other distributions that have been paid to the Prohibited Owner and are owed by the Prohibited Owner to the Trustee pursuant to Section 7.3.3 of this Article VII. Any net sales proceeds in excess of the amount payable to the Prohibited Owner shall be immediately paid to the Charitable Beneficiary. If, prior to the discovery by the Corporation that shares of Capital Stock have been transferred to the Trustee, such shares are sold by a Prohibited Owner, then (i) such shares shall be deemed to have been sold on behalf of the Trust and (ii) to the extent that the Prohibited Owner received an amount for such shares that exceeds the amount that such Prohibited Owner was entitled to receive pursuant to this Section 7.3.4, such excess shall be paid to the Trustee upon demand.

Section 7.3.5 Purchase Right in Stock Transferred to the Trustee. Shares of Capital Stock transferred to the Trustee shall be deemed to have been offered for sale to the Corporation, or its designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in such transfer to the Trust (or, in the case of a devise or gift, the Market Price at the time of such devise or gift) and (ii) the Market Price on the date the Corporation, or its designee, accepts such offer. The Corporation may reduce the amount payable to the Prohibited Owner by the amount of dividends and other distributions that have been paid to the Prohibited Owner and are owed by the Prohibited Owner to the Trustee pursuant to Section 7.3.3 of this Article VII. The Corporation may pay the amount of such reduction to the Trustee for the benefit of the Charitable Beneficiary. The Corporation shall have the right to accept such offer until the Trustee has sold the shares held in the Trust pursuant to Section 7.3.4. Upon such a sale to the Corporation, the interest of the Charitable Beneficiary in the shares sold shall terminate and the Trustee shall distribute the net proceeds of the sale to the Prohibited Owner and any dividends or other distributions with respect to the shares sold that are held by the Trustee shall be paid to the Charitable Beneficiary.

Section 7.3.6 Designation of Charitable Beneficiaries. By written notice to the Trustee, the Corporation shall designate one or more nonprofit organizations to be the Charitable Beneficiary or Charitable Beneficiaries of the interest in the Trust such that (i) the shares of Capital Stock held in the Trust would not violate the restrictions set forth in Section 7.2.1(a) in the hands of such Charitable Beneficiary or Charitable Beneficiaries and (ii) each such organization must be described in Section 501(c)(3) of the Code and contributions to each such organization must be eligible for deduction under each of Sections 170(b)(1)(A), 2055 and 2522 of the Code. Neither the failure of the Corporation to make such designation nor the failure of the Corporation to appoint the Trustee before the automatic transfer provided in Section 7.2.1(b) shall make such transfer ineffective; provided, that the Corporation thereafter makes such designation and appointment.

Section 7.3.7 Rights Upon Liquidation. Upon any voluntary or involuntary liquidation, dissolution or winding up of or any distribution of the assets of the Corporation, the Trustee shall be entitled to receive, ratably with each other holder of shares of the class or series of Capital Stock that is held in the Trust, that portion of the assets of the Corporation available for distribution to the holders of such class or series (determined based upon the ratio that the number of shares of such class or series of Capital Stock held by the Trustee bears to the total number of shares of such class or series of Capital Stock then outstanding). The Trustee shall distribute any such assets received in respect of the shares held in the Trust in any liquidation, dissolution or winding up of, or distribution of the assets of the Corporation, in accordance with Section 7.3.4.

Section 7.4 Stock Exchange Transactions. Nothing in this Article VII shall preclude the settlement of any transaction entered into through the facilities of the Stock Exchange or any other national securities exchange or automated inter-dealer quotation system. The fact that the settlement of any transaction occurs shall not negate the effect of any other provision of this Article VII and any transferee in such a transaction shall be subject to all of the provisions and limitations set forth in this Article VII.

Section 7.5 Enforcement. The Corporation is authorized specifically to seek equitable relief, including injunctive relief, to enforce the provisions of this Article VII.

Section 7.6 Non-Waiver. No delay or failure on the part of the Corporation or the Board of Directors in exercising any right hereunder shall operate as a waiver of any right of the Corporation or the Board of Directors, as the case may be, except to the extent specifically waived in writing.

ARTICLE VIII

AMENDMENTS

The Corporation reserves the right from time to time to make any amendment to the Charter, now or hereafter authorized by law, including any amendment altering the terms or contract rights, as expressly set forth in the Charter, of any shares of outstanding stock. All rights and powers conferred by the Charter on stockholders, directors and officers are granted subject to this reservation. Except as otherwise provided below, and except for those amendments permitted to be made without stockholder approval under Maryland law or by a specific provision in the Charter, any amendment to the Charter shall be valid only if declared advisable by the Board of Directors and approved by the affirmative vote of holders of shares entitled to cast a majority of all the votes entitled to be cast on the matter. However, any amendment to Section 5.8 or to this Article VIII shall be valid only if declared advisable by the Board of Directors and approved by the affirmative vote of holders of shares entitled to case at least two-thirds of all the votes entitled to be cast on the matter.

ARTICLE IX

LIMITATION OF LIABILITY

To the maximum extent that Maryland law in effect from time to time permits limitation of the liability of directors and officers of a corporation, no present or former director or officer of the Corporation shall be liable to the Corporation or its stockholders for money damages. Neither the amendment nor repeal of this Article IX, nor the adoption or amendment of any other provision of the Charter or Bylaws inconsistent with this Article IX, shall apply to or affect in any respect the applicability of the preceding sentence with respect to any act or failure to act which occurred prior to such amendment, repeal or adoption.

THIRD: The amendment to and restatement of the charter as hereinabove set forth have been duly advised by the Board of Directors and approved by the stockholders of the Corporation as required by law.

FOURTH: The current address of the principal office of the Corporation is as set forth in Article IV of the foregoing amendment and restatement of the charter.

FIFTH: The name and address of the Corporation’s current resident agent are as set forth in Article IV of the foregoing amendment and restatement of the charter.

SIXTH: The number of directors of the Corporation and the names of those currently in office are as set forth in Article V of the foregoing amendment and restatement of the charter.

SEVENTH: The total number of shares of stock that the Corporation had authority to issue immediately prior to this amendment and restatement was 1,200, consisting of 1,000 shares of Class A Common Stock, $0.01 par value per share, and 200 shares of Preferred Stock, $0.01 par value per share. The aggregate par value of all shares of stock having par value was $12.00.

EIGHTH: The total number of shares of stock that the Corporation has authority to issue pursuant to the foregoing amendment and restatement of the charter is 1,000,000,000, consisting of [860,000,000]7 [905,000,000]8 shares of Class A Common Stock, $0.01 par value per share, [15,000,000 shares of Class B-1 Common Stock, $0.01 par value per share, 75,000,000 shares of Class B-2 Common Stock, $0.01 par value per share,]9 [45,000,000 shares of Class B-3 Common Stock, $0.01 par value per share,]10 and 50,000,000 shares of Preferred Stock, $0.01 par value per share. The aggregate par value of all authorized shares of stock having par value is $10,000,000.

NINTH: These Articles of Amendment and Restatement shall become effective [●].

TENTH: The undersigned officer acknowledges these Articles of Amendment and Restatement to be the corporate act of the Corporation and as to all matters or facts required to be verified under oath, the undersigned officer acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

[SIGNATURE PAGE FOLLOWS]

[7]	NTD: To be included only in the event of an initial public offering.
[8]	NTD: To be included only in the event of a listing (without an initial public offering).
[9]	NTD: To be included only in the event of an initial public offering.
[10]	NTD: To be included only in the event of a listing (without an initial public offering).

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment and Restatement to be signed in its name and on its behalf by its [            ] and attested to by its [            ] on this [    ] day of [            , 201    ].

ATTEST:	COLONY NORTHSTAR CREDIT REAL ESTATE, INC.

/s/	By:	/s/	(SEAL)
Name: [ ]		Name: [ ]
Title: [ ]		Title: [ ]

Annex C

Form of Company Bylaws

COLONY NORTHSTAR CREDIT REAL ESTATE, INC.

AMENDED AND RESTATED BYLAWS

Adopted as of [            , 201    ]

ARTICLE I

OFFICES

Section 1. PRINCIPAL OFFICE. The principal office of Colony NorthStar Credit Real Estate, Inc. (the “Corporation”) in the State of Maryland shall be located at such place as the board of directors of the Corporation (the “Board of Directors”) may designate.

Section 2. ADDITIONAL OFFICES. The Corporation may have additional offices, including a principal executive office, at such places as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE II

MEETINGS OF STOCKHOLDERS

Section 1. PLACE. All meetings of stockholders shall be held at the principal executive office of the Corporation or at such other place as shall be set in accordance with these Bylaws and stated in the notice of the meeting.

Section 2. ANNUAL MEETING. An annual meeting of stockholders for the election of directors and the transaction of any business within the powers of the Corporation shall be held on the date and at the time and place set by the Board of Directors.

Section 3. SPECIAL MEETINGS.

(a) General. Each of the Chairman of the Board of Directors, Vice Chairman of the Board of Directors, Chief Executive Officer, President and the Board of Directors may call a special meeting of stockholders. Except as provided in subsection (b)(3) of this Section 3, a special meeting of stockholders shall be held on the date and at the time and place set by the Chairman of the Board of Directors, Vice Chairman of the Board of Directors, Chief Executive Officer, President or the Board of Directors, whoever has called the meeting. Subject to subsection (b) of this Section 3, a special meeting of stockholders shall also be called by the Secretary of the Corporation to act on any matter that may properly be considered at a meeting of stockholders upon the written request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast on such matter at such meeting.

(b) Stockholder-Requested Special Meetings. (1) Any stockholder of record seeking to have stockholders request a special meeting shall, by sending written notice to the Secretary (the “Record Date Request Notice”) by registered mail, return receipt requested, request the Board of Directors to fix a record date to determine the stockholders entitled to request a special meeting (the “Request Record Date”). The Record Date Request Notice shall set forth the purpose of the meeting and the matters proposed to be acted on at it, shall be signed by one or more stockholders of record as of the date of signature (or their agents duly authorized in a writing accompanying the Record Date Request Notice), shall bear the date of signature of each such stockholder (or such agent) and shall set forth all information relating to each such stockholder and each matter proposed to be acted on at the meeting that would be required to be disclosed in connection with the solicitation of proxies for the election of directors in an election contest (even if an election contest is not involved), or would otherwise be required in connection with such a solicitation, in each case pursuant to Regulation 14A (or any successor provision) under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”). Upon receiving the Record Date Request Notice, the Board of Directors may fix a Request Record Date. The Request Record Date shall not precede and shall not be more than ten (10) days after the close of business on the date on which the resolution fixing the Request Record Date is adopted by the Board of Directors. If the Board of Directors, within ten (10) days after the date on which a valid Record Date Request Notice is received, fails to adopt a resolution fixing the Request Record Date, the Request Record Date shall be the close of business on the tenth (10th) day after the first date on which a Record Date Request Notice is received by the Secretary.

(2) In order for any stockholder to request a special meeting to act on any matter that may properly be considered at a meeting of stockholders, one or more written requests for a special meeting (collectively, the “Special Meeting Request”) signed by stockholders of record (or their agents duly authorized in a writing accompanying the request) as of the Request Record Date entitled to cast not less than a majority of all of the votes entitled to be cast on such matter at such meeting (the “Special Meeting Percentage”) shall be delivered to the Secretary. In addition, the Special Meeting Request shall (i) set forth the purpose of the meeting and the matters proposed to be acted on at it (which shall be limited to those lawful matters set forth in the Record Date Request Notice received by the Secretary), (ii) bear the date of signature of each such stockholder (or such agent) signing the Special Meeting Request, (iii) set forth the name and address, as they appear in the Corporation’s books, of each stockholder signing such request (or on whose behalf the Special Meeting Request is signed), the class, series and number of all shares of stock of the Corporation that are owned (beneficially or of record) by each such stockholder, and the nominee holder for, and the number of shares owned by such stockholder beneficially but not of record, (iv) be sent to the Secretary by registered mail, return receipt requested, and (v) be received by the Secretary within sixty (60) days after the Request Record Date. Any requesting stockholder (or agent duly authorized in a writing accompanying the revocation of the Special Meeting Request) may revoke his, her or its request for a special meeting at any time by written revocation delivered to the Secretary. The Secretary shall inform the requesting stockholders of the reasonably estimated cost of preparing and mailing the notice of meeting (including the Corporation’s proxy materials). The Secretary shall not be required to call a special meeting upon stockholder request and such meeting shall not be held unless, in addition to the documents required by the foregoing, the Secretary receives payment of such reasonably estimated cost prior to the preparation and mailing or delivery of any notice of the meeting. The Board of Directors may revoke the notice for any Stockholder Requested Meeting in the event that the requesting stockholders fail to comply with this paragraph (2) of Section 3(b).

(3) In the case of any special meeting called by the Secretary upon the request of stockholders (a “Stockholder-Requested Meeting”), such meeting shall be held at such place, date and time as may be designated by the Board of Directors; provided, however, that the date of any Stockholder-Requested Meeting shall be not more than ninety (90) days after the record date for such meeting (the “Meeting Record Date”); and provided further that if the Board of Directors fails to designate, within ten (10) days after the date that a valid Special Meeting Request is actually received by the Secretary (the “Delivery Date”), a date and time for a Stockholder-Requested Meeting, then such meeting shall be held at 2:00 p.m., local time, on the ninetieth (90th) day after the Meeting Record Date or, if such ninetieth (90th) day is not a Business Day (as defined below), on the first preceding Business Day; and provided further that in the event that the Board of Directors fails to designate a place for a Stockholder-Requested Meeting within ten (10) days after the Delivery Date, then such meeting shall be held at the principal executive office of the Corporation. In fixing a date for Stockholder Requested Meeting, the Board of Directors may consider such factors as it deems relevant, including, without limitation, the nature of the matters to be considered, the facts and circumstances surrounding any request for the meeting and any plan of the Board of Directors to call an annual meeting or a special meeting. In the case of any Stockholder-Requested Meeting, if the Board of Directors fails to fix a Meeting Record Date that is a date within thirty (30) days after the Delivery Date, then the close of business on the thirtieth (30th) day after the Delivery Date shall be the Meeting Record Date.

(4) If written revocations of the Special Meeting Request have been delivered to the Secretary and the result is that stockholders of record (or their agents duly authorized in writing), as of the Request Record Date, entitled to cast less than the Special Meeting Percentage have delivered, and not revoked, requests for a special meeting on the matter to the Secretary: (i) if the notice of meeting has not already been delivered, the Secretary shall refrain from delivering the notice of the meeting and send to all requesting stockholders who have not revoked such requests written notice of any revocation of a request for a special meeting on the matter, or (ii) if the notice of meeting has been delivered and if the Secretary first sends to all requesting stockholders who have not revoked requests for a special meeting on the matter written notice of any revocation of a request for the special meeting and written notice of the Corporation’s intention to revoke the notice of the meeting or for the chairman of the meeting to adjourn the meeting without action on the matter, (A) the Secretary may revoke the notice of the meeting at any time before ten (10) days before the commencement of the meeting or (B) the chairman of the meeting may call the meeting to order and adjourn the meeting from time to time without acting on the matter. Any request for a special meeting received after a revocation by the Secretary of a notice of meeting shall be considered a request for a new special meeting.

(5) The Chairman of the Board of Directors, Vice Chairman of the Board of Directors, Chief Executive Officer, President or the Board of Directors may appoint regionally or nationally recognized independent inspectors of elections to act as the agent of the Corporation for the purpose of promptly performing a ministerial review of the validity of any purported Special Meeting Request received by the Secretary. For the purpose of permitting the inspectors to perform such review, no such purported Special Meeting Request shall be deemed to have been received by the Secretary until the earlier of (i) five (5) Business Days after actual receipt by the Secretary of such purported request and (ii) such date as the independent inspectors certify to the Corporation that the valid requests received by the Secretary represent, as of the Request Record Date, stockholders of record entitled to cast not less than the Special Meeting Percentage. Nothing contained in this paragraph (5) shall in any way be construed to suggest or imply that the Corporation or any stockholder shall not be entitled to contest the validity of any request, whether during or after such five (5) Business Day period, or to take any other action (including, without limitation, the commencement, prosecution or defense of any litigation with respect thereto, and the seeking of injunctive relief in such litigation).

(6) For purposes of these Bylaws, “Business Day” shall mean any day other than a Saturday, a Sunday or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

Section 4. NOTICE.

(a) Not less than ten (10) nor more than ninety (90) days before each meeting of stockholders, the Secretary shall give to each stockholder entitled to vote at such meeting and to each stockholder not entitled to vote who is entitled to notice of the meeting notice in writing or by electronic transmission stating the date, time and place of the meeting and, in the case of a special meeting or as otherwise may be required by any statute, the purpose for which the meeting is called, by mail, by presenting it to such stockholder personally, by leaving it at the stockholder’s residence or usual place of business, by electronic transmission or by any other means permitted by Maryland law. If mailed, such notice shall be deemed to be given when deposited in the United States mail addressed to the stockholder at the stockholder’s address as it appears on the records of the Corporation, with postage thereon prepaid. If transmitted electronically, such notice shall be deemed to be given when transmitted to the stockholder by an electronic transmission to any address or number of the stockholder at which the stockholder receives electronic transmissions. The Corporation may give a single notice to all stockholders who share an address, which single notice shall be effective as to any stockholder at such address, unless a stockholder at such address objects to receiving such single notice or revokes a prior consent to receiving such single notice. Failure to give notice of any meeting to one or more stockholders, or any irregularity in such notice, shall not affect the validity of any meeting fixed in accordance with this Article II or the validity of any proceedings at any such meeting.

(b) Subject to Section 11(a) of this Article II, any business of the Corporation may be transacted at an annual meeting of stockholders without being specifically designated in the notice, except such business as is required by any statute to be stated in such notice. No business shall be transacted at a special meeting of stockholders except as specifically designated in the notice of such special meeting. The Corporation may postpone or cancel a meeting of stockholders by notice to the stockholders prior to convening any such meeting or by making a public announcement (as defined in Section 11(c)(3) of this Article II) of such postponement or cancellation prior to the meeting. Notice of the date, time and place to which the meeting is postponed shall be given not less than ten (10) days prior to such date and otherwise in the manner set forth in this section.

Section 5. ORGANIZATION AND CONDUCT. Every meeting of stockholders shall be conducted by an individual appointed by the Board of Directors to be chairman of the meeting or, in the absence of such appointment or appointed individual, by the Chairman of the Board of Directors or, in the case of a vacancy in the office or absence of the Chairman of the Board of Directors, by one of the following officers present at the meeting in the following order: the Vice Chairman of the Board of Directors, the Chief Executive Officer, the President, the Vice Presidents in their order of rank and, within each rank, in their order of seniority, the Secretary, or, in the absence of such officers, a chairman chosen by the stockholders by the vote of a majority of the votes entitled to be cast at the meeting by stockholders present in person or by proxy. The Secretary or, in the case of a vacancy in the office or absence of the Secretary, an Assistant Secretary or an individual appointed by the Board of Directors or the chairman of the meeting shall act as secretary of the meeting. In the event that the Secretary presides at a meeting of stockholders, an Assistant Secretary, or, in the absence of all Assistant Secretaries, an individual appointed by the Board of Directors or the chairman of the meeting, shall record the minutes of the meeting. The order of business and all other matters of procedure at any meeting of stockholders shall be determined by the chairman of the meeting. The chairman of the meeting may prescribe such rules, regulations and procedures and take such action as, in the discretion of the chairman of the meeting and without any action by the stockholders, are appropriate for the proper conduct of the meeting, including, without limitation, (a) restricting admission to the time set for the commencement of the meeting; (b) limiting attendance or participation at the meeting to stockholders of record of the Corporation, their duly authorized proxies and such other individuals as the chairman of the meeting may determine; (c) limiting the time allotted to questions or comments; (d) determining when and for how long the polls should be opened and when the polls should be closed; (e) maintaining order and security at the meeting; (f) removing any stockholder or any other individual who refuses to comply with meeting procedures, rules or guidelines as set forth by the chairman of the meeting; (g) concluding a meeting or recessing or adjourning the meeting, whether or not a quorum is present, to a later date and time and at a place announced at the meeting; and (h) complying with any state and local laws and regulations concerning safety and security. Unless otherwise determined by the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with any rules of parliamentary procedure.

Section 6. QUORUM. At any meeting of stockholders, the presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at such meeting on any matter shall constitute a quorum for the transaction of business; but this section shall not affect any requirement under any statute or under the charter of the Corporation (the “Charter”) for the vote necessary for the approval of any matter. If such quorum is not established at any meeting of stockholders, the chairman of the meeting may adjourn the meeting from time to time to a date not more than one hundred and twenty (120) days after the original record date without notice other than announcement at the meeting. At such adjourned meeting, if a quorum shall be present, any business may be transacted which might have been transacted at the meeting as originally convened.

The stockholders present either in person or by proxy at a meeting that has been duly called and at which a quorum has been established, may continue to transact business until adjournment, notwithstanding the withdrawal from the meeting of enough stockholders to leave fewer than would be required to establish a quorum.

Section 7. VOTING. A nominee for director shall be elected as a director only if such nominee receives the affirmative vote of a majority of the total votes cast for and against such nominee at a meeting of stockholders duly called and at which a quorum is present. However, directors shall be elected by a plurality of all the votes cast at a meeting of stockholders duly called and at which a quorum is present for which (a) the Secretary receives notice that a stockholder has nominated an individual for election as a director in compliance with the requirements of advance notice of stockholder nominees for director set forth in Article II, Section 11 of these Bylaws, and (b) such nomination has not been withdrawn by such stockholder on or before the close of business on the tenth (10th) day before the date of filing of the definitive proxy statement of the Corporation with the Securities and Exchange Commission, and, as a result of which, the number of nominees is greater than the number of directors to be elected at the meeting. Each share of stock entitles the holder thereof to vote for as many individuals as there are directors to be elected and for whose election the holder of such share of stock is entitled to vote. A majority of the votes cast at a meeting of stockholders duly called and at which a quorum is present shall be sufficient to approve any other matter that may properly come before the meeting, unless more than a majority of the votes cast or entitled to be cast is required by statute or by the Charter. Unless otherwise provided by statute or by the Charter, each outstanding share of stock, regardless of class, entitles the holder thereof to cast one vote on each matter submitted to a vote at a meeting of stockholders. Voting on any question or in any election may be viva voce unless the chairman of the meeting shall order that voting be by ballot or otherwise.

Section 8. PROXIES. A holder of record of shares of stock of the Corporation may cast votes in person or by proxy executed by the stockholder or by the stockholder’s duly authorized agent in any manner permitted by applicable law. Such proxy or evidence of authorization of such proxy shall be filed with the Secretary before or at the meeting. No proxy shall be valid more than eleven (11) months after its date unless otherwise provided in the proxy.

Section 9. VOTING OF STOCK BY CERTAIN HOLDERS. Shares of stock of the Corporation registered in the name of a corporation, limited liability company, partnership, joint venture, trust or other entity, if entitled to be voted, may be voted by the president or a vice president, managing member, director, manager, general partner or trustee thereof, as the case may be, or a proxy appointed by any of the foregoing individuals, unless some other person who has been appointed to vote such shares of stock pursuant to a bylaw or a resolution of the governing body of such corporation or other entity or agreement of the partners of a partnership presents a certified copy of such bylaw, resolution or agreement, in which case such person may vote such shares of stock. Any trustee or fiduciary, in such capacity, may vote shares of stock registered in such trustee’s or fiduciary’s name, either in person or by proxy.

Shares of stock of the Corporation directly or indirectly owned by it shall not be voted at any meeting and shall not be counted in determining the total number of outstanding shares entitled to be voted at any given time, unless they are held by it, directly or indirectly, in a fiduciary capacity, in which case they may be voted and shall be counted in determining the total number of outstanding shares at any given time.

The Board of Directors may adopt by resolution a procedure by which a stockholder may certify in writing to the Corporation that any shares of stock registered in the name of the stockholder are held for the account of a specified person other than the stockholder. The resolution shall set forth the class of stockholders who may make the certification, the purpose for which the certification may be made, the form of certification and the information to be contained in it; if the certification is with respect to a record date, the time after the record date within which the certification must be received by the Corporation; and any other provisions with respect to the procedure which the Board of Directors considers necessary or appropriate. On receipt by the

Secretary of such certification, the person specified in the certification shall be regarded as, for the purposes set forth in the certification, the stockholder of record of the specified shares of stock in place of the stockholder who makes the certification.

Section 10. INSPECTORS. The Board of Directors or the chairman of the meeting may appoint, before or at the meeting, one or more inspectors for the meeting and any successor to the inspector. Except as otherwise provided by the chairman of the meeting, the inspectors, if any, shall (a) determine the number of shares of stock represented at the meeting, in person or by proxy, and the validity and effect of proxies, (b) receive and tabulate all votes, ballots or consents, (c) report such tabulation to the chairman of the meeting, (d) hear and determine all challenges and questions arising in connection with the right to vote, and (e) do such acts as are proper to fairly conduct the election or vote. Each such report shall be in writing and signed by the inspector or by a majority of them if there is more than one inspector acting at such meeting. If there is more than one inspector, the report of a majority shall be the report of the inspectors. The report of the inspector or inspectors on the number of shares represented at the meeting and the results of the voting shall be prima facie evidence thereof.

Section 11. ADVANCE NOTICE OF STOCKHOLDER NOMINEES FOR DIRECTOR AND OTHER STOCKHOLDER PROPOSALS.

(a) Annual Meetings of Stockholders. (1) Nominations of individuals for election to the Board of Directors and the proposal of other business to be considered by the stockholders may be made at an annual meeting of stockholders (i) pursuant to the Corporation’s notice of meeting, (ii) by or at the direction of the Board of Directors or (iii) by any stockholder of the Corporation who was a stockholder of record at the record date set by the Board of Directors for the purpose of determining stockholders entitled to vote at the annual meeting, at the time of giving of notice by the stockholder as provided for in this Section 11(a) and at the time of the annual meeting (and any postponement or adjournment thereof), who is entitled to vote at the meeting in the election of each individual so nominated or on any such other business and who has complied with this Section 11(a).

(2) For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of paragraph (a)(1) of this Section 11, the stockholder must have given timely notice thereof in writing to the Secretary and any such other business must otherwise be a proper matter for action by the stockholders. To be timely, a stockholder’s notice shall set forth all information required under this Section 11 and shall be delivered to the Secretary at the principal executive office of the Corporation not earlier than the one hundred fiftieth (150th) day nor later than 5:00 p.m., Eastern Time, on the one hundred twentieth (120th) day prior to the first (1st) anniversary of the date of the proxy statement (as defined in Section 11(c)(3) of this Article II) for the preceding year’s annual meeting; provided, however, that in connection with the Corporation’s first annual meeting or in the event that the date of the annual meeting is advanced or delayed by more than thirty (30) days from the first (1st) anniversary of the date of the preceding year’s annual meeting, in order for notice by the stockholder to be timely, such notice must be so delivered not earlier than the one hundred fiftieth (150th) day prior to the date of such annual meeting and not later than 5:00 p.m., Eastern Time, on the later of the one hundred twentieth (120th) day prior to the date of such annual meeting, as originally convened, and the tenth (10) day following the day on which public announcement of the date of such meeting is first made. The public announcement of a postponement or adjournment of an annual meeting shall not commence a new time period for the giving of a stockholder’s notice as described above.

(3) Such stockholder’s notice shall set forth:

(i) as to each individual whom the stockholder proposes to nominate for election or reelection as a director (each, a “Proposed Nominee”), all information relating to the Proposed Nominee that would be required to be disclosed in connection with the solicitation of proxies for the election of the Proposed Nominee as a director in an election contest (even if an election contest is not involved), or would otherwise be required in connection with such solicitation, in each case pursuant to Regulation 14A (or any successor provision) under the Exchange Act;

(ii) as to any other business that the stockholder proposes to bring before the meeting, a description of such business, the stockholder’s reasons for proposing such business at the meeting and any material interest in such business of such stockholder or any Stockholder Associated Person (as defined below), individually or in the aggregate, including any anticipated benefit to the stockholder or the Stockholder Associated Person therefrom;

(iii) as to the stockholder giving the notice, any Proposed Nominee and any Stockholder Associated Person,

(A) the class, series and number of all shares of stock or other securities of the Corporation or any affiliate thereof (collectively, the “Company Securities”), if any, that are owned (beneficially or of record) by such stockholder, Proposed Nominee or Stockholder Associated Person, and any short interest (including any opportunity to profit or share in any benefit from any decrease in the price of such stock or other security) in any Company Securities of any such person,

(B) the nominee holder for, and number of, any Company Securities owned beneficially but not of record by such stockholder, Proposed Nominee or Stockholder Associated Person,

(C) whether and the extent to which such stockholder, Proposed Nominee or Stockholder Associated Person, directly or indirectly (through brokers, nominees or otherwise), is subject to any hedging, derivative or other transaction or series of transactions or entered into any other agreement, arrangement or understanding (including any short interest, any borrowing or lending of securities or any proxy or voting agreement), the effect or intent of which is to (I) manage risk or benefit from changes in the price of Company Securities for such stockholder, Proposed Nominee or Stockholder Associated Person or (II) increase or decrease the voting power of such stockholder, Proposed Nominee or Stockholder Associated Person in the Corporation or any affiliate thereof disproportionately to such person’s economic interest in the Company Securities; and

(D) any substantial interest, direct or indirect (including, without limitation, any existing or prospective commercial, business or contractual relationship with the Corporation), by security holdings or otherwise, of such stockholder, Proposed Nominee or Stockholder Associated Person, in the Corporation or any affiliate thereof, other than an interest arising from the ownership of Company Securities where such stockholder, Proposed Nominee or Stockholder Associated Person receives no extra or special benefit not shared on a pro rata basis by all other holders of the same class or series; and

(iv) as to the stockholder giving the notice, any Stockholder Associated Person with an interest or ownership referred to in clauses (ii) or (iii) of this paragraph (3) of this Section 11(a) and any Proposed Nominee,

(A) the name and address of such stockholder, as they appear on the Corporation’s stock ledger, and the current name and business address, if different, of each such Stockholder Associated Person and any Proposed Nominee,

(B) the investment strategy or objective, if any, of such stockholder and each such Stockholder Associated Person who is not an individual, and

(C) to the extent known by the stockholder giving the notice, the name and address of any other stockholder supporting the Proposed Nominee for election or reelection as a director or the proposal of other business on the date of such stockholder’s notice.

(4) Such stockholder’s notice shall, with respect to any Proposed Nominee, be accompanied by a written undertaking executed by the Proposed Nominee (i) that such Proposed Nominee (a) is not, and will not become, a party to any agreement, arrangement or understanding with any person or entity other than the Corporation in connection with service or action as a director that has not been disclosed to the Corporation and (b) will serve as a director of the Corporation if elected; and (ii) attaching a completed Proposed Nominee questionnaire (which questionnaire shall be provided by the Corporation, upon request by the stockholder providing the notice, and shall include all information relating to the Proposed Nominee that would be required to be disclosed in connection with the solicitation of proxies for the election of the Proposed Nominee as a director in an election contest (even if an election contest is not involved), or would otherwise be required in connection with such solicitation, in each case pursuant to Regulation 14A (or any successor provision) under the

Exchange Act, or would be required pursuant to the rules of any national securities exchange on which any securities of the Corporation are listed or over-the-counter market on which any securities of the Corporation are traded).

(5) Notwithstanding anything in this subsection (a) of this Section 11 to the contrary, in the event that the number of directors to be elected to the Board of Directors is increased, and there is no public announcement of such action at least one hundred and thirty (130) days prior to the first (1st) anniversary of the date of the proxy statement (as defined in Section 11(c)(3) of this Article II) for the preceding year’s annual meeting, a stockholder’s notice required by this Section 11(a) shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive office of the Corporation not later than 5:00 p.m., Eastern Time, on the tenth (10th) day following the day on which such public announcement is first made by the Corporation.

(6) For purposes of this Section 11, “Stockholder Associated Person” of any stockholder shall mean (i) any person acting in concert with such stockholder, (ii) any beneficial owner of shares of stock of the Corporation owned of record or beneficially by such stockholder (other than a stockholder that is a depositary) and (iii) any person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such stockholder or such Stockholder Associated Person.

(b) Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting. Nominations of individuals for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected only (i) by or at the direction of the Board of Directors or (ii) provided that the special meeting has been called in accordance with Section 3(a) of this Article II for the purpose of electing directors, by any stockholder of the Corporation who is a stockholder of record at the record date set by the Board of Directors for the purpose of determining stockholders entitled to vote at the special meeting, at the time of giving of notice provided for in this Section 11 and at the time of the special meeting (and any postponement or adjournment thereof), who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the notice procedures set forth in this Section 11. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more individuals to the Board of Directors, any stockholder may nominate an individual or individuals (as the case may be) for election as a director as specified in the Corporation’s notice of meeting, if the stockholder’s notice, containing the information required by paragraphs (a)(3) and (4) of this Section 11, is delivered to the Secretary at the principal executive office of the Corporation not earlier than the one hundred twentieth (120th) day prior to such special meeting and not later than 5:00 p.m., Eastern Time, on the later of the ninetieth (90th) day prior to such special meeting and the tenth (10th) day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. The public announcement of a postponement or adjournment of a special meeting shall not commence a new time period for the giving of a stockholder’s notice as described above.

(c) General. (1) If information submitted pursuant to this Section 11 by any stockholder proposing a nominee for election as a director or any proposal for other business at a meeting of stockholders shall be inaccurate in any material respect, such information may be deemed not to have been provided in accordance with this Section 11. Any such stockholder shall notify the Corporation of any inaccuracy or change (within two (2) Business Days of becoming aware of such inaccuracy or change) in any such information. Upon written request by the Secretary or the Board of Directors, any such stockholder shall provide, within five (5) Business Days of delivery of such request (or such other period as may be specified in such request), (A) written verification, satisfactory, in the discretion of the Board of Directors or any authorized officer of the Corporation, to demonstrate the accuracy of any information submitted by the stockholder pursuant to this Section 11, and (B) a written update of any information (including, if requested by the Corporation, written confirmation by such stockholder that it continues to intend to bring such nomination or other business proposal before the meeting) submitted by the stockholder pursuant to this Section 11 as of an earlier date. If a stockholder fails to provide such written verification or written update within such period, the information as to which written verification or a written update was requested may be deemed not to have been provided in accordance with this Section 11.

(2) Only such individuals who are nominated in accordance with this Section 11 shall be eligible for election by stockholders as directors, and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with this Section 11. The chairman of the meeting shall have the power to determine whether a nomination or any other business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with this Section 11 and, if he or she determines that any nomination or other business proposed to be brought before the meeting was not made or proposed, as the case may be, in compliance with this Section 11, to declare that such defective nomination or proposal be disregarded.

(3) For purposes of this Section 11, “the date of the proxy statement” shall have the same meaning as “the date of the company’s proxy statement released to shareholders” as used in Rule 14a-8(e) promulgated under the Exchange Act, as interpreted by the Securities and Exchange Commission from time to time. “Public announcement” shall mean disclosure (A) in a press release reported by the Dow Jones News Service, Associated Press, Business Wire, PR Newswire or other widely circulated news or wire service or (B) in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to the Exchange Act.

(4) Notwithstanding the foregoing provisions of this Section 11, a stockholder shall also comply with all applicable requirements of state law and of the Exchange Act with respect to the matters set forth in this Section 11; provided, however, that any references in these Bylaws to the Exchange Act or the rules promulgated thereunder are not intended to and shall not limit the requirements applicable to nominations or proposals as to any other business to be considered pursuant to this Section 11. Nothing in this Section 11 shall be deemed to affect any right of a stockholder to request inclusion of a proposal in, or the right of the Corporation to omit a proposal from, any proxy statement filed by the Corporation with the Securities and Exchange Commission pursuant to Rule 14a-8 (or any successor provision) under the Exchange Act. Nothing in this Section 11 shall require disclosure of revocable proxies received by the stockholder or Stockholder Associated Person pursuant to a solicitation of proxies after the filing of an effective Schedule 14A by such stockholder or Stockholder Associated Person under Section 14(a) of the Exchange Act.

(5) Notwithstanding anything in these Bylaws to the contrary, except as otherwise determined by the chairman of the meeting, if the stockholder giving notice as provided for in this Section 11 does not appear in person or by proxy at such annual or special meeting to present each nominee for election as a director or the proposed business, as applicable, such matter shall not be considered at the meeting.

Section 12. TELEPHONE MEETINGS. The Board of Directors or the chairman of the meeting may permit one or more stockholders to participate in a meeting by means of a conference telephone or other communications equipment if all persons participating in the meeting can hear each other at the same time. Participation in a meeting by these means shall constitute presence in person at the meeting.

Section 13. CONTROL SHARE ACQUISITION ACT. Notwithstanding any other provision of the Charter or these Bylaws, Title 3, Subtitle 7 of the Maryland General Corporation Law, or any successor statute (the “MGCL”), shall not apply to any acquisition by any person of shares of stock of the Corporation. This section may be repealed, in whole or in part, at any time, whether before or after an acquisition of control shares and, upon such repeal, may, to the extent provided by any successor bylaw, apply to any prior or subsequent control share acquisition.

Section 14. STOCKHOLDERS’ CONSENT IN LIEU OF MEETING. Any action required or permitted to be taken at any meeting of stockholders may be taken without a meeting (a) if a unanimous consent setting forth the action is given in writing or by electronic transmission by each stockholder entitled to vote on the matter and filed with the minutes of proceedings of the stockholders or (b) if the action is advised, and submitted to the stockholders for approval, by the Board of Directors and a consent in writing or by electronic transmission of stockholders entitled to cast not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting of stockholders is delivered to the Corporation in accordance with the MGCL. The Corporation shall give notice of any action taken by less than unanimous consent to each stockholder not later than ten (10) days after the effective time of such action.

ARTICLE III

DIRECTORS

Section 1. GENERAL POWERS. The business and affairs of the Corporation shall be managed under the direction of the Board of Directors.

Section 2. NUMBER, TENURE, RESIGNATION AND QUALIFICATIONS. A majority of the entire Board of Directors may establish, increase or decrease the number of directors; provided that the number thereof shall never be less than the minimum number required by the MGCL, which is one (1), nor more than fifteen (15); provided further that the tenure of office of a director shall not be affected by any decrease in the number of directors. Except as otherwise provided in Section 11 of this Article III, directors shall be elected at the annual meeting of stockholders, and each director shall be elected to serve until the next annual meeting of stockholders and until his or her successor is duly elected and qualifies. Any director of the Corporation may resign at any time by delivering his or her resignation in writing to the Board of Directors, the Chairman of the Board of Directors, the Vice Chairman of the Board of Directors or the Secretary. Any resignation shall take effect immediately upon its receipt or at such later time specified in the resignation. The acceptance of a resignation shall not be necessary to make it effective unless otherwise stated in the resignation.

A majority of the Board of Directors shall consist of directors who are independent as determined under the applicable listing standards and rules and regulations of the [New York Stock Exchange/Nasdaq Global Market] (each, an “Independent Director”). A qualification for each (1) nominee recommended by the Board of Directors to the stockholders to fill an Independent Director Position (as defined below) or (2) a director elected by the Board of Directors to fill an Independent Director Position shall be that such nominee or director shall have been recommended to the Board of Directors by the Nominating and Corporate Governance Committee of the Board of Directors. An “Independent Director Position” means a directorship that replaces an Independent Director, fills a vacancy on the Board of Directors that results from the death, resignation or removal of an Independent Director or results from an increase in the size of the Board of Directors, which new board position must be filled by an Independent Director.

Section 3. ANNUAL AND REGULAR MEETINGS. An annual meeting of the Board of Directors shall be held immediately after and at the same place as the annual meeting of stockholders, with no notice other than this Bylaw being necessary. In the event such meeting is not so held, the meeting may be held at such date, time and place as shall be specified in a notice given as hereinafter provided for special meetings of the Board of Directors. The Board of Directors may provide, by resolution, the date, time and place of regular meetings of the Board of Directors without other notice than such resolution.

Section 4. SPECIAL MEETINGS. Special meetings of the Board of Directors may be called by or at the request of the Chairman of the Board of Directors, the Vice Chairman of the Board of Directors, the Chief Executive Officer, the President or a majority of the directors then in office. The person or persons authorized to call special meetings of the Board of Directors may fix the date, time and place of any special meeting of the Board of Directors called by them. The Board of Directors may provide, by resolution, the time and place of special meetings of the Board of Directors without other notice than such resolution.

Section 5. NOTICE. Notice of any special meeting of the Board of Directors shall be delivered personally or by telephone, electronic mail, facsimile transmission, courier or United States mail to each director at his or her business or residence address or by any other means permitted under Maryland law. Notice by personal delivery, telephone, electronic mail or facsimile transmission shall be given at least twenty-four (24) hours prior to the meeting. Notice by United States mail shall be given at least three (3) days prior to the meeting. Notice by courier shall be given at least two (2) days prior to the meeting. Telephone notice shall be deemed to be given when the director or his or her agent is personally given such notice in a telephone call to which the director or his or her agent is a party. Electronic mail notice shall be deemed to be given upon transmission of the message to the electronic mail address given to the Corporation by the director. Facsimile transmission notice shall be deemed to be given upon completion of the transmission of the message to the number given to the Corporation by the director and receipt of a completed answer-back indicating receipt. Notice by United States mail shall be deemed to be given when deposited in the United States mail properly addressed, with postage thereon prepaid. Notice by courier shall be deemed to be given when deposited with or delivered to a courier properly addressed. Neither the business to be transacted at, nor the purpose of, any annual, regular or special meeting of the Board of Directors need be stated in the notice, unless specifically required by statute or these Bylaws.

Section 6. QUORUM. A majority of the directors shall constitute a quorum for the transaction of business at any meeting of the Board of Directors; provided that, if less than a majority of such directors is present at such meeting, a majority of the directors present may adjourn the meeting from time to time without further notice; and provided further that if, pursuant to applicable law, the Charter or these Bylaws, the vote of a majority or other percentage of a specified group of directors is required for action, a quorum must also include a majority or such other percentage of such group.

The directors present at a meeting that has been duly called and at which a quorum has been established may continue to transact business until adjournment, notwithstanding the withdrawal from the meeting of enough directors to leave fewer than required to establish a quorum.

Section 7. VOTING. The action of a majority of the directors present at a meeting at which a quorum is present shall be the action of the Board of Directors, unless the concurrence of a greater proportion is required for such action by applicable law, the Charter or these Bylaws. If enough directors have withdrawn from a meeting to leave fewer than required to establish a quorum, but the meeting is not adjourned, the action of the majority of that number of directors necessary to constitute a quorum at such meeting shall be the action of the Board of Directors, unless the concurrence of a greater proportion is required for such action by applicable law, the Charter or these Bylaws.

Section 8. ORGANIZATION. At each meeting of the Board of Directors, the Chairman of the Board of Directors or, in the absence of the Chairman, the Vice Chairman of the Board of Directors, if any, shall act as chairman of the meeting. In the absence of both the Chairman and Vice Chairman of the Board of Directors, the Chief Executive Officer or, in the absence of the Chief Executive Officer, the President or, in the absence of the President, a director chosen by a majority of the directors present, shall act as chairman of the meeting. The Secretary or, in his or her absence, an Assistant Secretary, or, in the absence of the Secretary and all Assistant Secretaries, an individual appointed by the chairman of the meeting, shall act as secretary of the meeting.

Section 9. TELEPHONE MEETINGS. Directors may participate in a meeting by means of a conference telephone or other communications equipment if all persons participating in the meeting can hear each other at the same time. Participation in a meeting by these means shall constitute presence in person at the meeting.

Section 10. CONSENT BY DIRECTORS WITHOUT A MEETING. Any action required or permitted to be taken at any meeting of the Board of Directors may be taken without a meeting, if a consent in writing or by electronic transmission to such action is given by each director and is filed with the minutes of proceedings of the Board of Directors.

Section 11. VACANCIES. If for any reason any or all of the directors cease to be directors, such event shall not terminate the Corporation or affect these Bylaws or the powers of the remaining directors hereunder. Except as may be provided by the Board of Directors in setting the terms of any class or series of preferred stock, any vacancy on the Board of Directors for any cause other than an increase in the number of directors may be filled by a majority of the remaining directors, even if such majority is less than a quorum. Any vacancy in the number of directors created by an increase in the number of directors may be filled by a majority of the entire

Board of Directors. Any individual so elected as director shall serve until the next annual meeting of stockholders and until his or her successor is duly elected and qualifies.

Section 12. COMPENSATION. Directors shall not receive any stated salary for their services as directors but, by resolution of the Board of Directors or a duly authorized committee thereof, may receive compensation per year and/or per meeting and/or per visit to real property or other facilities owned or leased by the Corporation and for any service or activity they performed or engaged in as directors. Directors may be reimbursed for expenses of attendance, if any, at each annual, regular or special meeting of the Board of Directors or of any committee thereof and for their expenses, if any, in connection with each property visit and any other service or activity they perform or engage in as directors; but nothing herein contained shall be construed to preclude any directors from serving the Corporation in any other capacity and receiving compensation therefor.

Section 13. RELIANCE. Each director and officer of the Corporation shall, in the performance of his or her duties with respect to the Corporation, be entitled to rely on any information, opinion, report or statement, including any financial statement or other financial data, prepared or presented by an officer or employee of the Corporation whom the director or officer reasonably believes to be reliable and competent in the matters presented, by a lawyer, certified public accountant or other person, as to a matter that the director or officer reasonably believes to be within the person’s professional or expert competence, or, with respect to a director, by a committee of the Board of Directors on which the director does not serve, as to a matter within its designated authority, if the director reasonably believes the committee to merit confidence.

Section 14. RATIFICATION. The Board of Directors or the stockholders may ratify any action or inaction by the Corporation or its officers to the extent that the Board of Directors or the stockholders could have originally authorized the matter, and if so ratified, shall have the same force and effect as if originally duly authorized, and such ratification shall be binding upon the Corporation and its stockholders. Any action or inaction questioned in any stockholders’ derivative proceeding or any other proceeding on the ground of lack of authority, defective or irregular execution, adverse interest of a director, officer or stockholder, non-disclosure, miscomputation, the application of improper principles or practices of accounting or otherwise, may be ratified, before or after judgment, by the Board of Directors or by the stockholders, and if so ratified, shall have the same force and effect as if the questioned action or inaction had been originally duly authorized, and such ratification shall constitute a bar to any claim or execution of any judgment in respect of such questioned action or inaction.

Section 15. CERTAIN RIGHTS OF DIRECTORS AND OFFICERS. A director or officer of the Corporation shall have no responsibility to devote his or her full time to the affairs of the Corporation. Any director or officer, in his or her personal capacity or in a capacity as an affiliate, employee, or agent of any other person, or otherwise, may have business interests and engage in business activities similar to, in addition to or in competition with those of or relating to the Corporation.

Section 16. EMERGENCY PROVISIONS. Notwithstanding any other provision in the Charter or these Bylaws, this Section 16 shall apply during the existence of any catastrophe, or other similar emergency condition, as a result of which a quorum of the Board of Directors under Article III of these Bylaws cannot readily be obtained (an “Emergency”). During any Emergency, unless otherwise provided by the Board of Directors, (a) a meeting of the Board of Directors or a committee thereof may be called by any director or officer by any means feasible under the circumstances, (b) notice of any meeting of the Board of Directors during such an Emergency may be given less than twenty-four (24) hours prior to the meeting to as many directors and by such means as may be feasible at the time, including publication, television or radio, and (c) the number of directors necessary to constitute a quorum shall be one-third of the entire Board of Directors.

ARTICLE IV

COMMITTEES

Section 1. NUMBER, TENURE AND QUALIFICATIONS. The Board of Directors may appoint from among its members an Executive Committee, an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee and other committees, composed of one or more directors, to serve at the pleasure of the Board of Directors. In the absence of any member of any such committee, the members thereof present at any meeting, whether or not they constitute a quorum, may appoint another director to act in the place of such absent member; provided that such director meets the requirements of such committee.

Section 2. POWERS. The Board of Directors may delegate to any committee appointed under Section 1 of this Article IV any of the powers of the Board of Directors, except as prohibited by law. Except as may be otherwise provided by the Board of Directors, any committee may delegate some or all of its power and authority to one or more subcommittees, composed of one or more directors, as the committee deems appropriate in its sole and absolute discretion.

Section 3. MEETINGS. Notice of committee meetings shall be given in the same manner as notice for special meetings of the Board of Directors. A majority of the members of the committee shall constitute a quorum for the transaction of business at any meeting of the committee. The act of a majority of the committee members present at a meeting shall be the act of such committee. The Board of Directors, or the members of a committee to which such power has been duly delegated by the Board of Directors, may designate a chairman of any committee, and such chairman or, in the absence of a chairman, any two (2) members of any committee (if there are at least two (2) members of the committee) may fix the time and place of its meetings unless the Board of Directors shall otherwise provide.

Section 4. TELEPHONE MEETINGS. Members of a committee of the Board of Directors may participate in a meeting by means of a conference telephone or other communications equipment if all persons participating in the meeting can hear each other at the same time. Participation in a meeting by these means shall constitute presence in person at the meeting.

Section 5. CONSENT BY COMMITTEES WITHOUT A MEETING. Any action required or permitted to be taken at any meeting of a committee of the Board of Directors may be taken without a meeting, if a consent in writing or by electronic transmission to such action is given by each member of the committee and is filed with the minutes of proceedings of such committee.

Section 6. REMOVAL AND VACANCIES. Subject to the provisions hereof, the Board of Directors shall have the power at any time to change the membership or size of any committee (including the removal of any member of such committee), to appoint the chair of any committee, to fill any vacancy, to designate an alternate member to replace any absent or disqualified member or to dissolve any such committee.

ARTICLE V

OFFICERS

Section 1. GENERAL PROVISIONS. The officers of the Corporation shall include a President, a Secretary and a Treasurer and may include a Chairman of the Board of Directors, a Vice Chairman of the Board of Directors, a Chief Executive Officer, one or more Vice Presidents, a Chief Operating Officer, a Chief Financial Officer, one or more Assistant Secretaries and one or more Assistant Treasurers. In addition, the Board of Directors may from time to time elect such other officers with such powers and duties as it shall deem necessary or appropriate. The officers of the Corporation shall be elected annually by the Board of Directors, except that the Chief Executive Officer or President may from time to time appoint one or more Vice Presidents, Assistant Secretaries and Assistant Treasurers or other officers. The Board of Directors may elect, or the Chief Executive Officer may appoint, as the case may be, one or more persons to each office. Each officer shall serve until his or her successor is duly elected and qualifies or until his or her death, or his or her resignation or removal in the manner hereinafter provided. Any two (2) or more offices except President and Vice President, Secretary and Assistant Secretary or Treasurer and Assistant Treasurer may be held by the same person. Election of an officer or agent shall not of itself create contract rights between the Corporation and such officer or agent.

Section 2. REMOVAL AND RESIGNATION. Any officer or agent of the Corporation may be removed, with or without cause, by the Board of Directors if in its judgment the best interests of the Corporation would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Any officer of the Corporation may resign at any time by delivering his or her written resignation to the Board of Directors, the Chairman of the Board of Directors, the Vice Chairman of the Board of Directors, the Chief Executive Officer, the President or the Secretary. Any resignation shall take effect immediately upon its receipt or at such later time specified in the resignation. The acceptance of a resignation shall not be necessary to make it effective unless otherwise stated in the resignation. Such resignation shall be without prejudice to the contract rights, if any, of the Corporation.

Section 3. VACANCIES. A vacancy in any office may be filled by the Board of Directors for the balance of the term.

Section 4. CHAIRMAN OF THE BOARD. The Board of Directors may designate from among its members a Chairman of the Board of Directors, who shall not, solely by reason of these Bylaws, be an officer of the Corporation. The Board of Directors may designate the Chairman of the Board of Directors as an executive or non-executive chairman. The Chairman of the Board of Directors shall preside over the meetings of the Board of Directors. The Chairman of the Board of Directors shall perform such other duties as may be assigned to him or her by these Bylaws or the Board of Directors.

Section 5. VICE CHAIRMAN OF THE BOARD. The Board of Directors may designate from among its members a Vice Chairman of the Board of Directors, who shall not, solely by reason of these Bylaws, be an officer of the Corporation. The Board of Directors may designate the Vice Chairman of the Board of Directors as an executive or non-executive vice chairman. The Vice Chairman of the Board of Directors shall perform such other duties as may be assigned to him or her by these Bylaws or the Board of Directors.

Section 6. CHIEF EXECUTIVE OFFICER. The Board of Directors may designate a Chief Executive Officer. In the absence of such designation, the Chairman of the Board of Directors shall be the Chief Executive Officer of the Corporation. The Chief Executive Officer shall have general responsibility for implementation of the policies of the Corporation, as determined by the Board of Directors, and for the management of the business and affairs of the Corporation. He or she may execute any deed, mortgage, bond, contract or other instrument, except in cases where the execution thereof shall be expressly delegated by the Board of Directors or by these Bylaws to some other officer or agent of the Corporation or shall be required by law to be otherwise executed; and in general shall perform all duties incident to the office of Chief Executive Officer and such other duties as may be prescribed by the Board of Directors from time to time.

Section 7. CHIEF OPERATING OFFICER. The Board of Directors may designate a Chief Operating Officer. The Chief Operating Officer shall have the responsibilities and duties as determined by the Board of Directors or the Chief Executive Officer.

Section 8. CHIEF FINANCIAL OFFICER. The Board of Directors may designate a Chief Financial Officer. The Chief Financial Officer shall have the responsibilities and duties as determined by the Board of Directors or the Chief Executive Officer.

Section 9. PRESIDENT. In the absence of a Chief Executive Officer, the President shall in general supervise and control all of the business and affairs of the Corporation. In the absence of a designation of a Chief Operating Officer by the Board of Directors, the President shall be the Chief Operating Officer. He or she may execute any deed, mortgage, bond, contract or other instrument, except in cases where the execution thereof shall be expressly delegated by the Board of Directors or by these Bylaws to some other officer or agent of the Corporation or shall be required by law to be otherwise executed; and in general shall perform all duties incident to the office of President and such other duties as may be prescribed by the Board of Directors from time to time.

Section 10. VICE PRESIDENTS. In the absence of the President or in the event of a vacancy in such office, the Vice President (or in the event there be more than one Vice President, the Vice Presidents in the order designated at the time of their election or, in the absence of any designation, then in the order of their election) shall perform the duties of the President and when so acting shall have all the powers of and be subject to all the restrictions upon the President; and shall perform such other duties as from time to time may be assigned to such Vice President by the Chief Executive Officer, the President or the Board of Directors. The Board of Directors may designate one or more Vice Presidents as Executive Vice President, Senior Vice President or as Vice President for particular areas of responsibility.

Section 11. SECRETARY. The Secretary shall: (a) keep the minutes of the proceedings of the stockholders, the Board of Directors and committees of the Board of Directors in one or more books provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of these Bylaws or as required by law; (c) be custodian of the corporate records and of the seal of the Corporation; (d) keep a register of the post office address of each stockholder which shall be furnished to the Secretary by such stockholder; (e) have general charge of the stock transfer books of the Corporation; and (f) in general perform such other duties as from time to time may be assigned to him or her by the Chief Executive Officer, the President or the Board of Directors.

Section 12. TREASURER. The Treasurer shall have custody of the funds and securities of the Corporation, shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation, shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors and in general perform such other duties as from time to time may be assigned to him or her by the Chief Executive Officer, the President or the Board of Directors. In the absence of a designation of a Chief Financial Officer by the Board of Directors, the Treasurer shall be the Chief Financial Officer of the Corporation.

The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the President and Board of Directors, at the regular meetings of the Board of Directors or whenever it may so require, an account of all his or her transactions as Treasurer and of the financial condition of the Corporation.

Section 13. ASSISTANT SECRETARIES AND ASSISTANT TREASURERS. The Assistant Secretaries and Assistant Treasurers, in general, shall perform such duties as shall be assigned to them by the Secretary or Treasurer, respectively, or by the Chief Executive Officer, the President or the Board of Directors.

Section 14. COMPENSATION. The compensation of the officers shall be fixed from time to time by or under the authority of the Board of Directors and no officer shall be prevented from receiving such compensation by reason of the fact that he or she is also a director.

ARTICLE VI

CONTRACTS, CHECKS AND DEPOSITS

Section 1. CONTRACTS. The Board of Directors, a committee of the Board of Directors acting within the scope of its delegated authority, or any manager of the Corporation approved by the Board of Directors and acting within the scope of its authority pursuant to a management agreement with the Corporation, may authorize any officer or agent to enter into any contract or to execute and deliver any instrument in the name of and on behalf of the Corporation and such authority may be general or confined to specific instances. Any agreement, deed, mortgage, lease or other document shall be valid and binding upon the Corporation when duly authorized or ratified by action of the Board of Directors, such other committee or such manager acting within the scope of its authority pursuant to a management agreement and executed by an authorized person.

Section 2. CHECKS AND DRAFTS. All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation shall be signed by such officer or agent of the Corporation in such manner as shall from time to time be determined by the Board of Directors.

Section 3. DEPOSITS. All funds of the Corporation not otherwise employed shall be deposited or invested from time to time to the credit of the Corporation as the Board of Directors, the Chief Executive Officer, the President, the Chief Financial Officer, the Treasurer or any other officer designated by the Board of Directors may determine.

ARTICLE VII

STOCK

Section 1. CERTIFICATES. Except as may be otherwise provided by the Board of Directors or any officer of the Corporation, stockholders of the Corporation are not entitled to certificates representing the shares of stock held by them. In the event that the Corporation issues shares of stock represented by certificates, such certificates shall be in such form as prescribed by the Board of Directors or a duly authorized officer, shall contain the statements and information required by the MGCL and shall be signed by the officers of the Corporation in any manner permitted by the MGCL. In the event that the Corporation issues shares of stock without certificates, to the extent then required by the MGCL the Corporation shall provide to the record holders of such shares a written statement of the information required by the MGCL to be included on stock certificates. There shall be no differences in the rights and obligations of stockholders based on whether or not their shares are represented by certificates.

Section 2. TRANSFERS. All transfers of shares of stock shall be made on the books of the Corporation, by or on behalf of the holder of the shares of stock, in person or by his or her duly authorized agent, in such manner as the Board of Directors or any officer of the Corporation may prescribe and, if such shares of stock are certificated, upon surrender of certificates duly endorsed. The issuance of a new certificate upon the transfer of certificated shares of stock is subject to the determination of the Board of Directors or an officer of the Corporation that such shares shall no longer be represented by certificates. Upon the transfer of uncertificated shares of stock, the Corporation shall provide to the record holders of such shares of stock, to the extent then required by the MGCL, a written statement of the information required by the MGCL to be included on stock certificates.

The Corporation shall be entitled to treat the holder of record of any share of stock as the holder in fact thereof and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share or on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise expressly provided by the laws of the State of Maryland.

Notwithstanding the foregoing, transfers of shares of any class or series of stock of the Corporation will be subject in all respects to the Charter, any applicable law (including, without limitation, the MGCL), and all of the terms and conditions contained therein.

Section 3. REPLACEMENT CERTIFICATE. Any officer of the Corporation may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost, destroyed, stolen or mutilated, upon the making of an affidavit of that fact by the person claiming the certificate to be lost, destroyed, stolen or mutilated; provided, however, that if such shares of stock have ceased to be certificated, no new certificate shall be issued unless requested in writing by such stockholder and the Board of Directors or an officer of the Corporation has determined that such certificates may be issued. Unless otherwise determined by an officer of the Corporation, the owner of such lost, destroyed, stolen or mutilated certificate or certificates, or his or her legal representative, shall be required, as a condition precedent to the issuance of a new certificate or certificates, to give the Corporation a bond in such sums as it may direct as indemnity against any claim that may be made against the Corporation.

Section 4. FIXING OF RECORD DATE. The Board of Directors may set, in advance, a record date for the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders or determining stockholders entitled to receive payment of any dividend or the allotment of any other rights, or in order to make a determination of stockholders for any other proper purpose. Such record date, in any case, shall not be prior to the close of business on the day the record date is fixed and shall be not more than ninety (90) days and, in the case of a meeting of stockholders, not less than ten (10) days, before the date on which the meeting or particular action requiring such determination of stockholders of record is to be held or taken.

When a record date for the determination of stockholders entitled to notice of or to vote at any meeting of stockholders has been set as provided in this section, such record date shall continue to apply to the meeting if postponed or adjourned, except if the meeting is postponed or adjourned to a date more than one hundred and twenty (120) days after the record date originally fixed for the meeting, in which case a new record date for such meeting shall be determined as set forth herein.

Section 5. STOCK LEDGER. The Corporation shall maintain at its principal office or at the office of its counsel, accountants or transfer agent, an original or duplicate stock ledger containing the name and address of each stockholder and the number of shares of each class of stock held by such stockholder.

Section 6. FRACTIONAL STOCK; ISSUANCE OF UNITS. The Board of Directors may authorize the Corporation to issue fractional shares of stock or authorize the issuance of scrip, all on such terms and under such conditions as it may determine. Notwithstanding any other provision of the Charter or these Bylaws, the Board of Directors may authorize the issuance of units consisting of different securities of the Corporation.

ARTICLE VIII

ACCOUNTING YEAR

The Board of Directors shall have the power, from time to time, to fix the fiscal year of the Corporation by a duly adopted resolution.

ARTICLE IX

DISTRIBUTIONS

Section 1. AUTHORIZATION. Dividends and other distributions upon the stock of the Corporation may be authorized by the Board of Directors, subject to the provisions of law and the Charter. Dividends and other distributions may be paid in cash, property or stock of the Corporation, subject to applicable law and the Charter.

Section 2. CONTINGENCIES. Before payment of any dividend or other distribution, there may be set aside out of any assets of the Corporation available for dividends or other distributions such sum or sums as the Board of Directors may from time to time, in its discretion, think proper as a reserve fund for contingencies, for equalizing dividends or other distributions, for repairing or maintaining any property of the Corporation or for such other purpose as the Board of Directors shall determine and the Board of Directors may modify or abolish any such reserve.

ARTICLE X

INVESTMENT POLICY

Subject to the provisions of the Charter, the Board of Directors may from time to time adopt, amend, revise or terminate any policy or policies with respect to investments by the Corporation as it shall deem appropriate in its sole discretion.

ARTICLE XI

SEAL

Section 1. SEAL. The Board of Directors may authorize the adoption of a seal by the Corporation. The seal shall contain the name of the Corporation and the year of its incorporation and the words “Incorporated Maryland.” The Board of Directors may authorize one or more duplicate seals and provide for the custody thereof.

Section 2. AFFIXING SEAL. Whenever the Corporation is permitted or required to affix its seal to a document, it shall be sufficient to meet the requirements of any law, rule or regulation relating to a seal to place the word “(SEAL)” adjacent to the signature of the person authorized to execute the document on behalf of the Corporation.

ARTICLE XII

INDEMNIFICATION AND ADVANCE OF EXPENSES

To the maximum extent permitted by Maryland law in effect from time to time, the Corporation shall indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, shall pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any individual who is a present or former director or officer of the Corporation and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity or (b) any individual who, while a director or officer of the Corporation and at the request of the Corporation, serves or has served as a director, officer, trustee, member, manager, employee, partner or agent of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity. The rights to indemnification and advance of expenses provided by the Charter and these Bylaws shall vest immediately upon election of a director or officer. The Corporation shall provide such indemnification and advancement for expenses to an individual who served a predecessor of the Corporation in any of the capacities described in (a) or (b) above and may, with the approval of its Board of Directors, provide the same (or lesser) indemnification and advancement of expenses to any employee or agent of the Corporation or a predecessor of the Corporation.

The indemnification and payment or reimbursement of expenses provided in these Bylaws shall not be deemed exclusive of or limit in any way any other rights to which any person seeking indemnification or payment or reimbursement of expenses may be or may become entitled under any bylaw, resolution, insurance, agreement or otherwise.

Neither the amendment nor repeal of this Article, nor the adoption or amendment of any other provision of the Charter or these Bylaws inconsistent with this Article, shall apply to or affect in any respect the applicability of this Article with respect to any act or failure to act which occurred prior to the effective date of such amendment, repeal or adoption.

ARTICLE XIII

WAIVER OF NOTICE

Whenever any notice of a meeting is required to be given pursuant to the Charter or these Bylaws or pursuant to applicable law, a waiver thereof in writing or by electronic transmission, given by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Neither the business to be transacted at nor the purpose of any meeting need be set forth in the waiver of notice of such meeting, unless specifically required by statute. The attendance of any person at any meeting shall constitute a waiver of notice of such meeting, except where such person attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting has not been lawfully called or convened.

ARTICLE XIV

EXCLUSIVE FORUM FOR CERTAIN LITIGATION

Unless the Corporation consents in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that Court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division, shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of any duty owed by any director or officer or other employee of the Corporation to the Corporation or to the stockholders of the Corporation, (c) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation arising pursuant to any provision of the MGCL, the Charter or these Bylaws, or (d) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation that is governed by the internal affairs doctrine.

ARTICLE XV

AMENDMENT OF BYLAWS

The Board of Directors shall have the exclusive power to adopt, alter or repeal any provision of these Bylaws and to make new Bylaws; provided, however that any amendment to the second paragraph of Section 2 of Article III of these Bylaws or to this proviso must have been recommended to the Board of Directors by the Nominating and Corporate Governance Committee of the Board of Directors.

*        *         *

Annex D

Opinion of Credit Suisse Securities (USA) LLC

August 25, 2017

The Special Committee of the Board of Directors

NorthStar Real Estate Income Trust, Inc.

399 Park Avenue, 18th Floor

New York, New York 10022

The Special Committee of the Board of Directors:

You have asked us to advise you with respect to the fairness, from a financial point of view, to holders of the common stock, par value $0.01 per share, of NorthStar Real Estate Income Trust, Inc. (“NorthStar I” and, such common stock, “NorthStar I Common Stock”), other than as specified below, of the NorthStar I Exchange Ratio (as defined below) provided for pursuant to the terms of a Master Combination Agreement (the “Combination Agreement”) to be entered into among NorthStar I, NorthStar Real Estate Income Trust Operating Partnership, LP, the operating partnership of NorthStar I (“NorthStar I OP”), Colony Capital Operating Company, LLC (“Colony OP”), the operating company of Colony NorthStar, Inc. (“Colony”), NRF RED REIT Corp., a subsidiary of Colony OP (“RED REIT”), NorthStar Real Estate Income II, Inc. (“NorthStar II”), NorthStar Real Estate Income Operating Partnership II, LP, the operating partnership of NorthStar II (“NorthStar II OP”), Colony NorthStar Credit Real Estate, Inc., a subsidiary of Colony (“Newco”), and Credit RE Operating Company, LLC, a subsidiary of Newco (“Newco OP”). As more fully described in the Combination Agreement, NorthStar I will be merged with and into Newco (the “Merger”) and each outstanding share of NorthStar I Common Stock will be converted into the right to receive 0.3532 (the “NorthStar I Exchange Ratio”) of a share of Newco Common Stock (as defined below), classified as 0.0353 of a share of Class B-1 common stock, par value $0.01 per share, of Newco (“Newco B-1 common stock”), 0.1589 of a share of Class B-2 common stock, par value $0.01 per share, of Newco (“Newco B-2 common stock”) and 0.1590 of a share of Class B-3 common stock, par value $0.01 per share, of Newco (“Newco B-3 common stock” and, together with Newco B-1 common stock and Newco B-2 common stock, “Newco Class B common stock”), which shares of Newco Class B common stock will be convertible upon specified events and timing into shares of Class A common stock, par value $0.01 per share, of Newco (“Newco Class A common stock” and, together with Newco Class B common stock, “Newco Common Stock”), subject to certain adjustments (as to which we express no opinion) as specified in the Combination Agreement.

We also understand that, pursuant to or as contemplated by the Combination Agreement, (i) prior to execution of the Combination Agreement, Colony, Colony OP, RED REIT and/or certain related parties will transfer certain equity interests and a note receivable to certain subsidiaries of Colony OP (the “Colony OP Contributed Entities”) and/or certain subsidiaries of RED REIT (the “RED REIT Contributed Entities” and, together with the Colony OP Contributed Entities, the “Contributed Entities”), (ii) prior to consummation of the Merger, (a) Colony OP will contribute to Newco the Colony OP Contributed Entities in exchange for shares of Newco Class A common stock or, in certain circumstances, Newco B-3 common stock (the “Colony OP Contribution”) and, prior to closing, shares of Newco Class A common stock owned by Colony prior to the Colony OP Contribution will be repurchased by Newco

The Special Committee of the Board of Directors

NorthStar Real Estate Income Trust, Inc.

August 25, 2017

and (b) RED REIT will contribute to Newco OP the RED REIT Contributed Entities in exchange for ownership interests in Newco OP (the “RED REIT Contribution”), (iii) following the RED REIT Contribution, NorthStar II will be merged with and into Newco (the “NorthStar II Merger” and, together with the Merger, the “REIT Mergers”) in exchange for shares of Newco Common Stock classified as shares of Newco B-1 common stock, Newco B-2 common stock and Newco B-3 common stock, (iv) following the REIT Mergers, certain partnership units of NorthStar I OP and NorthStar II OP will be redeemed for cash or cancelled and each of NorthStar I OP and NorthStar II OP will be merged with and into Newco OP (collectively, the “OP Mergers”) in exchange for ownership interests in Newco OP, (v) following the OP Mergers, Newco will contribute the Colony OP Contributed Entities to Newco OP in exchange for ownership interests in Newco OP, (vi) prior to closing, (x) NorthStar I may sell to a third party all or a portion of a mortgage secured by certain retail properties, distribute cash proceeds from such sale in excess of a specified amount to holders of NorthStar I Common Stock prior to the closing of the Merger, and transfer any non-cash proceeds from such sale, as well as its interests in any remaining portion of such mortgage, to a liquidating trust, the interests of which will be distributed to holders of NorthStar I Common Stock prior to the closing of the Merger or (y) in the event no such sale is effected, NorthStar I will sell to an affiliate of Colony a portion of such mortgage and contribute its remaining interests in such mortgage to a liquidating trust, the interests of which will be distributed to holders of NorthStar I Common Stock prior to the closing of the Merger, (vii) prior to closing, either NorthStar I or NorthStar II will in connection with certain specified events declare and pay a special dividend to its stockholders and Newco will declare a special distribution to Colony OP to be paid following the closing, and (viii) at closing, Newco and Newco OP will enter into a management agreement with CLNC Manager, LLC (such related transactions described in clauses (i) through (viii) above and the other transactions contemplated by the Combination Agreement (other than the Merger), the “Related Transactions”). The terms and conditions of the Merger and the Related Transactions are more fully set forth in the Combination Agreement.

In arriving at our opinion, we have reviewed a draft, dated August 25, 2017, of the Combination Agreement, certain publicly available business and financial information relating to NorthStar I and NorthStar II and certain business and financial information relating to the Contributed Entities and Newco. We also have reviewed certain other information relating to NorthStar I, NorthStar II and the Contributed Entities, each on a standalone and on a combined basis, and Newco provided to or discussed with us by the management of certain subsidiaries of Colony that serve as external advisors to NorthStar I and NorthStar II (such subsidiaries, collectively, the “Advisors”), including materials prepared by a third party as to the net asset values of NorthStar I, NorthStar II and the Contributed Entities (the “NAV materials”) and financial forecasts and estimates relating to NorthStar I, NorthStar II, the Contributed Entities and Newco prepared by the Advisors, in each case as reviewed and approved by the Special Committee of the Board of Directors of NorthStar I (the “Special Committee”), and we have met with the management of the Advisors to discuss the

The Special Committee of the Board of Directors

NorthStar Real Estate Income Trust, Inc.

August 25, 2017

businesses and prospects of NorthStar I, NorthStar II, the Contributed Entities and Newco. We also have considered certain financial data relating to NorthStar I, NorthStar II and the Contributed Entities, and we have compared that data with similar data for publicly held companies in businesses we deemed relevant, and we have considered, to the extent publicly available, the financial terms of certain other business combinations and transactions which have been effected or announced. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not independently verified any of the foregoing information and we have assumed and relied upon such information being complete and accurate in all material respects. We have assumed, with your consent, without independent verification, that the internal unaudited financial statements with respect to the Contributed Entities provided to us are accurate and complete in all respects and fairly represent the items described therein and that, when available as contemplated by the Combination Agreement, the audited financial statements relating to the Contributed Entities will not reflect any information that would be meaningful in any respect to our analyses or this opinion. With respect to the financial forecasts and estimates for NorthStar I, NorthStar II, the Contributed Entities and Newco that we have been directed by the Special Committee to utilize in our analyses, the management of the Advisors has advised us, and we have assumed, with your consent, that such forecasts and estimates have been reasonably prepared on bases reflecting the best currently available estimates and judgments of such management as to the future financial performance of NorthStar I, NorthStar II, the Contributed Entities and Newco and the other matters covered thereby and are appropriate for our use for purposes of our analyses and this opinion. With respect to the NAV materials provided to or discussed with us, we have assumed, with your consent, that such materials have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the preparer thereof and are a reasonable basis on which to evaluate the matters covered thereby. We express no opinion as to any financial forecasts or estimates (including, without limitation, the NAV materials) or the assumptions on which they are based.

We have relied, with your consent and without independent verification, upon the assessments of the Advisors and Colony, as applicable, as to, among other things, (i) the Related Transactions, including with respect to the timing thereof and the assets, liabilities and financial and other terms involved, (ii) the potential impact on NorthStar I, NorthStar II, the Contributed Entities and Newco of market, competitive, cyclical and other trends in and prospects for, and governmental, regulatory and legislative matters relating to or otherwise affecting, the mortgage, commercial real estate and real estate asset investment and asset management industries and related credit and financial markets, including with respect to interest rates, (iii) existing and future relationships, agreements and arrangements with, and the ability to attract, retain and/or replace, key employees of the Advisors and Colony and key tenants, joint venture partners, third-party servicers and other commercial relationships of NorthStar I, NorthStar II, the Contributed Entities and Newco and (iv) the ability to execute the

The Special Committee of the Board of Directors

NorthStar Real Estate Income Trust, Inc.

August 25, 2017

investment strategy of Newco and related entities. We have assumed, with your consent, that there will be no developments with respect to any such matters, or any adjustments to the NorthStar I Exchange Ratio, that would have an adverse effect on NorthStar I, NorthStar II, the Contributed Entities, Newco, the Merger or the Related Transactions or that otherwise would be meaningful in any respect to our analyses or opinion.

In connection with our opinion, we have not been requested to make, and we have not made, an independent evaluation or appraisal of the assets or liabilities (contingent, accrued, derivative, off-balance sheet or otherwise) of NorthStar I, NorthStar II, the Contributed Entities, Newco or any other entity, nor have we been furnished with any such evaluations or appraisals other than the NAV materials, and our analyses should not be construed as such. We are not appraisers nor experts in evaluating, and, with your consent, for purposes of our opinion we have not made any analysis of, nor do we express any opinion or view as to, any liquidating trust interest (or related debt instruments) or mortgage, loan or lease portfolios or individual credit files or the adequacy or sufficiency of allowances for doubtful accounts and credit losses, provisions for loan losses, loan loss reserves or any other similar matters. We have been advised by the management of the Advisors and therefore we have assumed, with your consent, that any such allowances, provisions and reserves are currently, and on a pro forma basis giving effect to the Merger and the Related Transactions will be, in the aggregate adequate and sufficient to cover such losses.

We have assumed, with your consent, that, in the course of obtaining any regulatory or third-party consents, approvals, agreements or waivers in connection with the Merger and the Related Transactions, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed or occur that would have an adverse effect on NorthStar I, NorthStar II, the Contributed Entities, Newco, the Merger or the Related Transactions or that otherwise would be meaningful in any respect to our analyses or opinion and that the Merger and the Related Transactions will be consummated in accordance with the terms of the Combination Agreement and related documents and in compliance with all applicable laws, documents and other requirements without waiver, modification or amendment of any material term, condition or agreement thereof. Representatives of the Advisors have advised us, and we also have assumed, with your consent, that the terms of the Combination Agreement, when executed, will conform in all material respects to the terms reflected in the draft reviewed by us. Our opinion, as set forth herein, relates to the relative values of NorthStar I, NorthStar II, the Contributed Entities and Newco. We have assumed, with your consent, that (i) Newco and Newco OP will retain or acquire all assets, properties and rights necessary for their respective operations and (ii) neither Newco or Newco OP nor any of their respective subsidiaries will directly or indirectly retain any assets or assume or incur any liabilities that are not contemplated to be retained, assumed or incurred as a result of the Merger, the Related Transactions or otherwise. We also have assumed, with your consent, that the Merger and the Related Transactions, to the extent applicable, will qualify for the intended tax treatment contemplated by the Combination Agreement. We have been advised by the Advisors, and we further have

The Special Committee of the Board of Directors

NorthStar Real Estate Income Trust, Inc.

August 25, 2017

assumed, with your consent, that each of NorthStar I and NorthStar II has operated in conformity with the requirements for qualification as a real estate investment trust (“REIT”) for U.S. federal income tax purposes since its election to be taxed as a REIT, that Newco will in connection with the Merger and the Related Transactions elect to be taxed as a REIT and will thereafter continue to be operated in conformity with the requirements for qualification as a REIT for U.S. federal income tax purposes and that the Merger and the Related Transactions will not adversely affect such REIT status or the operations of Newco. We are not expressing any opinion with respect to tax, accounting, regulatory, legal or similar matters and we have relied, with your consent, upon the assessments of representatives of the Advisors as to such matters.

Our opinion addresses only the fairness, from a financial point of view and as of the date hereof, of the NorthStar I Exchange Ratio (to the extent expressly specified herein), without regard to individual circumstances of, or the allocation or relative fairness among, securityholders or any premium or discount for liquidity, control, voting or otherwise or other rights, preferences, restrictions or limitations that may be attributable to any securities or distinguish the holders thereof. Our opinion does not address any Related Transactions or any other consideration payable in, or other terms, aspects or implications of, the Merger or the Related Transactions, including, without limitation, the form or structure of the Merger, the form or structure, or financial or other terms of, the Related Transactions, any listing on an exchange or initial public offering, any stockholders agreement, lock-up and registration rights agreement, liquidating trust agreement, purchase agreement relating to the liquidating trust asset, management agreement or any other agreement, arrangement or understanding entered into in connection with, related to or contemplated by the Merger, the Related Transactions or otherwise. Our opinion also does not address the fairness of the amount or nature of, or any other aspect relating to, any compensation or other consideration to any officers, directors, employees or stockholders of any party to the Merger or the Related Transactions or any related entities, or class of such persons, relative to the NorthStar I Exchange Ratio or otherwise. The issuance of this opinion was approved by our authorized internal committee.

Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. As you are aware, the credit, financial and stock markets, and the industries in which NorthStar I, NorthStar II, the Contributed Entities and Newco operate or will operate, have experienced and continue to experience volatility and we express no opinion or view as to any potential effects of such volatility on NorthStar I, NorthStar II, the Contributed Entities or Newco (or their respective businesses), the Merger or the Related Transactions. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise or reaffirm this opinion. We are not expressing any opinion as to the value of any liquidating trust interest (or related debt instruments) or what the value of Newco Common Stock actually will be when issued pursuant to the Merger or the prices at which Newco Common Stock, NorthStar I Common Stock, any liquidating trust interest (or

The Special Committee of the Board of Directors

NorthStar Real Estate Income Trust, Inc.

August 25, 2017

related debt instruments) or other securities will trade or be transferable at any time, including following consummation of the Merger and Related Transactions. Our opinion also does not address the relative merits of the Merger or any Related Transactions as compared to alternative transactions or strategies that might be available to NorthStar I, nor does it address the underlying business decision of NorthStar I to proceed with the Merger and the Related Transactions. In connection with our engagement, we were not requested to, and we did not, undertake a third-party solicitation process on behalf of NorthStar I with respect to the acquisition of all or a part of NorthStar I; however, we have been requested, following public announcement of the Combination Agreement and as contemplated by the provisions thereof, to undertake a go-shop process on behalf of NorthStar I and at the direction of the Special Committee to solicit third-party indications of interest in the acquisition of NorthStar I.

We have acted as financial advisor to the Special Committee in connection with the Merger and will receive a fee for our services, of which a portion was payable in connection with our engagement and monthly thereafter and the principal portion is contingent upon consummation of the Merger. We also became entitled to receive a fee upon the rendering of our opinion. In addition, NorthStar I has agreed to reimburse our expenses and to indemnify us and certain related parties for certain liabilities and other items arising out of or related to our engagement. As you are aware, we and our affiliates in the past have provided and currently are providing investment banking and other financial services to Colony and certain of its affiliates unrelated to the Merger and the Related Transactions for which we and our affiliates have received and would expect to receive compensation, including, during the past two years, (i) having acted as a financial advisor to Colony Capital, Inc. in connection with the merger transaction pursuant to which Colony was formed and (ii) having acted or acting as joint lead arranger, joint bookrunner and syndication agent for, and/or as a lender under, certain credit facilities of a subsidiary of Colony or relating to certain properties of Colony. In addition, we and our affiliates may provide investment banking or other financial services to Colony, NorthStar I, NorthStar II, Newco and their respective affiliates in the future for which we and our affiliates would expect to receive compensation. We are a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates’ own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of Colony, NorthStar I, NorthStar II, Newco and their respective affiliates and any other company that may be involved in the Merger or the Related Transactions, as well as provide investment banking and other financial services to such companies.

It is understood that this letter is for the information of the Special Committee (in its capacity as such) in connection with its evaluation of the Merger and does not constitute advice or a recommendation to any stockholder as to how such stockholder should vote or act on any matter relating to the proposed Merger, any Related Transactions or otherwise.

The Special Committee of the Board of Directors

NorthStar Real Estate Income Trust, Inc.

August 25, 2017

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the NorthStar I Exchange Ratio is fair, from a financial point of view, to holders of NorthStar I Common Stock (other than Colony and its affiliates).

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

Annex E

[MOELIS & COMPANY LETTERHEAD]

August 25, 2017

Special Committee of the Board of Directors

NorthStar Real Estate Income II, Inc.

399 Park Avenue, 18th Floor

New York, New York 10022

The Committee Members:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of Class A Common Shares, par value $0.01 per share, and Class T Common Shares, par value $0.01 per share (collectively the “Company Common Stock”), of NorthStar Real Estate Income II, Inc. (the “Company”) (other than Colony NorthStar, Inc. (“CLNS”) and its affiliates), of the Consideration (as defined below) to be received by such holders pursuant to the Master Combination Agreement (the “Agreement”) to be entered into by and among (i) Colony Capital Operating Company, LLC (“CLNS OP”), the operating company of CLNS, (ii) NRF RED REIT Corp., an indirect subsidiary of CLNS OP (“RED REIT”), (iii) NorthStar Real Estate Income Trust, Inc. (“Nova I”), (iv) NorthStar Real Estate Income Trust Operating Partnership, LP (“Nova I OP”), the operating partnership of Nova I, (v) the Company, (vi) NorthStar Real Estate Income Operating Partnership II, LP, the operating partnership of the Company (the “Company OP”), (vii) Colony North Star Credit Real Estate, Inc., a wholly owned subsidiary of CLNS (“Newco”), and (viii) Credit RE Operating Company, LLC, a wholly owned subsidiary of Newco (“Newco OP”). As more fully described in the Agreement, the Company will merge with and into Newco (the “Company Merger”) and each issued and outstanding share of Company Common Stock will be converted into the right to receive: 0.0351 shares of Class B-1 Common Stock, par value $0.01 per share, of Newco (“Newco Class B-1 Common Stock”), 0.1580 shares of Class B-2 Common Stock, par value $0.01 per share of Newco (“Newco Class B-2 Common Stock”), and 0.1580 shares of Class B-3 Common Stock, par value $0.01 per share, of Newco (“Newco Class B-3 Common Stock”) (such shares, the “Consideration”), subject to adjustments as specified in the Agreement (as to which adjustments we express no opinion).

As more fully described in the Agreement, in connection with the Company Merger:

a) (i) CLNS OP will contribute to Newco the Constellation OP Contributed Entities (as defined in the Agreement) in exchange for either 44,399,444 shares of Class A Common Stock, par value $0.01 per share, of Newco (“Newco Class A Common Stock,” and together with the Newco Class B-1 Common Stock, Newco Class B-2 Common Stock and Newco Class B-3 Common Stock, the “Newco Common Stock”)) or 44,399,444 shares of Newco Class B-3 Common Stock, (the “CLNS OP Contribution”), and (ii) RED REIT will contribute to Newco OP the RED REIT Contributed Entities (as defined in the Agreement, and together with the Constellation OP Contributed Entities, the “CLNS Contributed Entities”)) (the “RED REIT Contribution” together with the CLNS OP Contribution, the “CLNS Contributions”) in exchange for 3,075,623 units of ownership interests in Newco OP (“Newco OP Units”);

b) Nova I will merge with and into Newco (the “Nova I Merger”) and each issued and outstanding share of Common Stock, par value $0.01 per share, of Nova I will be converted into the right to receive 0.0353 shares of Newco Class B-1 Common Stock, 0.1589 shares of Newco Class B-2 Common Stock and 0.1590 shares of Newco Class B-3 Common Stock, subject to adjustments as specified in the Agreement (as to which adjustments we express no opinion);

c) Nova I OP will merge with and into Newco OP, and the issued and outstanding ownership interests in Nova I OP will be converted into the number of Newco OP Units equal to the number of shares of Newco Common Stock issued in the Nova I Merger (the “Nova I OP Merger”);

d) the Company OP will merge with and into Newco OP and the issued and outstanding ownership interests in Company OP will be converted into the number of Newco OP Units equal to the number of shares of Newco Common Stock issued in the Company Merger (the “Nova II OP Merger”, and together with the Nova I OP Merger, the “OP Mergers”);

e) each “Special Partnership Unit” of Nova I OP and of the Company OP will be cancelled, each “Partnership Unit” of Nova I OP will be redeemed for $9.10 in cash, and each “Partnership Unit” of the Company OP will be redeemed for $9.04 in cash (the “Redemptions”);

f) Newco will contribute to Newco OP the Constellation OP Contributed Entities (the “Newco Contribution”);

g) Nova I will dispose of the Nova I Excluded Asset (as defined in the Agreement) and distribute the net cash proceeds thereof in accordance with Section 6.17 of the Agreement (the “Nova I Asset Disposition”); and

h) Newco will effect an initial public offering of shares of Newco Class A Common Stock (An “IPO”) or a listing of the shares of Newco Class A Common Stock on a national securities exchange without an IPO (a “Listing”). An IPO or Listing, as applicable, together with the Nova I Asset Disposition, Newco Contribution, the Company Merger, the CLNS Contributions, the Nova I Merger, the OP Mergers and the Redemptions, the “Transactions.”

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information relating to the Company, Nova I and CLNS; (ii) reviewed estimated ranges of the fair market value of the assets of the Company, Nova I and the Contributed Entities prepared by a third party valuation firm (the “Ranges of Values”); (iii) reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to us by the Company, including financial forecasts provided to or discussed with us by the management of the Company; (iv) reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of Nova I furnished to us by Nova I, including financial forecasts provided to or discussed with us by the management of Nova I; (v) reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects with respect to assets of the CLNS Contributed Entities furnished to us by CLNS, including financial forecasts provided to or discussed with us by the management of CLNS; (vi) reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of Newco on a pro-forma basis giving effect to the Transactions furnished to us by CLNS, including financial forecasts provided to or discussed with us by the management of CLNS; (vii) reviewed certain internal information relating to the expected cost savings expected to result from the Transactions (the “Expected Cost Savings”) and certain other pro forma financial effects of the Transactions, including assumptions with respect to the IPO, furnished to us by CLNS; (viii) conducted discussions with members of the senior managements and representatives of the Company, Nova I and CLNS concerning the information described in clauses (i) through (vii) of this paragraph, as well as the businesses and prospects of the Company, Nova I, CLNS Contributed Entities and Newco on a pro-forma basis giving effect to the Transactions generally; (ix) reviewed publicly available financial and stock market data of certain other companies in lines of business that we deemed relevant; (x) reviewed the financial terms of certain other transactions that we deemed relevant; (xi) reviewed a draft, dated August 25, 2017, of the Agreement (including drafts of certain of the documents that are exhibits thereto); (xii) participated in certain discussions and negotiations among representatives of the Company, Nova I and CLNS and their advisors; and (xiii) conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

In connection with our review, we have, with your consent, relied on the information supplied to, discussed with or reviewed by us for purposes of this opinion being complete and accurate in all material respects. We have not assumed any responsibility for independent verification of any of such information. With your consent, we have relied upon, without independent verification, the assessment of the Company and its legal, tax, regulatory and accounting advisors with respect to legal, tax, regulatory and accounting matters. With respect to the financial forecasts and other information relating to the Company, Nova I, the assets of the CLNS Contributed Entities, Newco on a pro-forma basis giving effect to the Transactions, Expected Cost Savings and other pro forma financial effects including the assumptions with respect to the IPO referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future performance of the Company; of the management of Nova I as to the future performance of Nova I; and of the management of CLNS as to the future performance of the assets of the CLNS Contributed Entities and Newco on a pro-forma basis giving effect to the Transactions and as to such Expected Cost Savings (including the amount, timing and achievability thereof) and such other pro forma financial effects, including the assumptions with respect to the IPO. We also have assumed, at your direction, that the future financial results (including Expected Cost Savings) reflected in such forecasts and other information will be achieved at the times and in the amounts projected. We also have assumed, at your direction, that the IPO or Listing will be effected within the IPO/Listing Parameters (as defined in the Agreement). We express no views as to the reasonableness of any financial forecasts, Expected Cost Savings, pro forma financial effects, including the assumptions with respect to the IPO, or the IPO/Listing Parameters or the assumptions on which they are based. Furthermore, you have advised us, and we have assumed, with your consent, that the shares of Newco Common Stock to be issued to the holders of Company Common Stock in the Company Merger will represent, in the aggregate, approximately 31% of the outstanding shares of Newco Common Stock immediately after giving effect to the Transactions, assuming the exchange for shares of Newco Common Stock of all Newco OP Units being issued in the RED REIT Contribution, but without giving effect to the shares of Newco Common Stock to be issued in an IPO. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of the Company, Nova I or the CLNS Contributed Entities, nor have we been furnished with any such evaluation or appraisal (other than the Ranges of Values, as to which we express no opinion).

Our opinion does not address the Company’s underlying business decision to effect the Transactions or the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available to the Company and does not address any legal, regulatory, tax or accounting matters. At your direction, we have not been asked to, nor do we, offer any opinion as to any terms of the Agreement (including the documents that are exhibits thereto) or any aspect or implication of the Transactions, except for the fairness of the Consideration from a financial point of view to the holders of Company Common Stock (other than CLNS and its affiliates). Our opinion relates to the relative value of a share of Company Common Stock as compared to the Consideration. With your consent, we express no opinion as to what the value of Newco Common Stock actually will be when issued pursuant to the Transactions or the prices at which the shares of Newco Common Stock may trade at any time and have not taken into account any illiquidity discount with respect to the shares of Company Common Stock or Newco Common Stock for purposes of our analyses. In rendering this opinion, we have assumed, with your consent, that the final executed form of the Agreement (including the documents that are exhibits thereto) will not differ in any respect that could be material to our analysis from the drafts thereof that we have reviewed, that the Transactions will be consummated in accordance with their terms without any waiver or modification that could be material to our analysis, and that the parties to the Agreement (including the documents that are exhibits thereto) will comply with all the material terms of the Agreement (including the documents that are exhibits thereto). We have assumed, with your consent, that all governmental, regulatory or other consents or approvals necessary for the completion of the Transactions will be obtained without the imposition of any delay, limitation, restriction, divestiture or condition that would have an adverse effect on Newco on a pro-forma basis giving effect to the Transactions, the Company, Nova I, the CLNS Contributed Entities or on the expected benefits of the Transactions, except to the extent that could not be material to our analysis. In addition, representatives of the Company have advised us, and we have assumed, with your consent, that the Company Merger, the CLNS Contributions, the Nova I Merger, the OP Mergers and the Newco Contribution will qualify as a tax-free reorganization, tax-free transaction or tax-free transfer for federal income tax purposes. We were not authorized to solicit, and did not solicit, prior to the date hereof, indications of interest in a possible transaction with the Company from any party, but understand that we will be authorized to solicit indications of interests on behalf of the Company from third-parties after the execution of the Agreement in accordance with the terms of the Agreement.

Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof, and we assume no responsibility to update this opinion for developments after the date hereof.

We have acted as your financial advisor in connection with the Transactions and will receive a fee for our services, the principal portion of which is contingent upon the consummation of the Transactions. We will also receive a fee upon delivery of this opinion. Our affiliates, employees, officers and partners may at any time own securities (long or short) of Newco, the Company, Nova I, CLNS and their respective affiliates. We are currently providing investment banking and other services to an affiliate of CLNS unrelated to the Transactions and in the future may provide such services to CLNS, Newco and their respective affiliates and have received and may receive compensation for such services.

This opinion is for the use and benefit of the Special Committee of the Board of Directors of the Company (solely in its capacity as such) in its evaluation of the Transactions. This opinion does not constitute a recommendation as to how any holder of securities should vote or act with respect to any of the Transactions or any other matter. This opinion does not address the fairness of any of the Transactions or any aspect or implication thereof to, or any other consideration of or relating to, the holders of any class of securities, creditors or other constituencies of the Company, other than the fairness of the Consideration from a financial point of view to the holders of Company Common Stock (other than CLNS and its affiliates). In addition, we do not express any opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transactions, or any class of such persons, relative to the Consideration or otherwise. This opinion was approved by a Moelis & Company LLC fairness opinion committee.

Based upon and subject to the foregoing, it is our opinion that, as the date hereof, the Consideration to be received by the holders of the Company Common Stock in the Company Merger is fair from a financial point of view to such holders (other than CLNS and its affiliates).

Very truly yours,

/s/ Moelis & Company LLC

MOELIS & COMPANY LLC

Annex F-1

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

Commission File Number: 000-54671

NORTHSTAR REAL ESTATE INCOME TRUST, INC.

(Exact Name of Registrant as Specified in its Charter)

Maryland	26-4141646
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification No.)

399 Park Avenue, 18th Floor, New York, NY 10022

(Address of Principal Executive Offices, Including Zip Code)

(212) 547-2600

(Registrant’s Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934: None

Securities registered pursuant to Section 12(g) of the Securities Exchange Act of 1934:

Common Stock, $0.01 par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Annual Report on Form 10-K or any amendment to this Annual Report on Form 10-K.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

There is no established trading market for the registrant’s common stock, and therefore the aggregate market value of the registrant’s common stock held by non-affiliates cannot be determined.

Indicate the number of shares outstanding of each of the registrant’s classes of common stock, as of the latest practicable date:

The Company has one class of common stock, $0.01 par value per share, 120,003,412 shares outstanding as of March 10, 2017.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement for the registrant’s 2016 Annual Meeting of Stockholders to be filed within 120 days after the end of the registrant’s fiscal year ended December 31, 2016 are incorporated by reference into this Annual Report on Form 10-K in response to Part III, Items 10, 11, 12, 13 and 14.

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NORTHSTAR REAL ESTATE INCOME TRUST, INC.

FORM 10-K

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FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, or Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or Exchange Act. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “seek,” “anticipate,” “estimate,” “believe,” “could,” “project,” “predict,” “continue,” “future” or other similar words or expressions. Forward-looking statements are not guarantees of performance and are based on certain assumptions, discuss future expectations, describe plans and strategies, contain projections of results of operations or of financial condition or state other forward-looking information. Such statements include, but are not limited to, those relating to our ability to make distributions to our stockholders, our reliance on our advisor and our sponsor, the operating performance of our investments, our financing needs, the effects of our current strategies and investment activities and our ability to effectively deploy capital. Our ability to predict results or the actual effect of plans or strategies is inherently uncertain, particularly given the economic environment. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements and you should not unduly rely on these statements. These forward-looking statements involve risks, uncertainties and other factors that may cause our actual results in future periods to differ materially from those forward-looking statements. These factors include, but are not limited to:

•	adverse economic conditions and the impact on the commercial real estate industry;

•	our ability to deploy capital quickly and successfully;

•	our dependence on the resources and personnel of our advisor, our sponsor and their affiliates, including our advisor’s ability to source and close on attractive investment opportunities on our behalf;

•	the performance of our advisor, our sponsor and their affiliates;

•	our liquidity and access to capital;

•	our use of leverage;

•	our ability to make distributions to our stockholders;

•	the lack of a public trading market for our shares;

•	the effect of economic conditions on the valuation of our investments;

•	the effect of paying distributions to our stockholders from sources other than cash flow provided by operations;

•	the impact of our sponsor’s recently completed merger with NorthStar Realty Finance Corp. and Colony Capital, Inc., and whether any of the anticipated benefits to our advisor’s and its affiliates’ platform will be realized in full or at all;

•	our advisor’s and its affiliates’ ability to attract and retain qualified personnel to support our operations and potential changes to key personnel providing management services to us;

•	our reliance on our advisor and its affiliates and sub-advisors/co-venturers in providing management services to us, the payment of substantial fees to our advisor, the allocation of investments by our advisor and its affiliates among us and the other sponsored or managed companies and strategic vehicles of our sponsor and its affiliates, and various potential conflicts of interest in our relationship with our sponsor;

•	the impact of market and other conditions influencing the performance of our investments relative to our expectations and the impact on our actual return on invested equity, as well as the cash provided by these investments;

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•	changes in our business or investment strategy;

•	the impact of economic conditions on borrowers of the debt we originate and acquire and the mortgage loans underlying the commercial mortgage backed securities in which we invest as well as on the tenants of the real property that we own;

•	changes in the value of our portfolio;

•	the impact of fluctuations in interest rates;

•	our ability to realize current and expected returns over the life of our investments;

•	any failure in our advisor’s and its affiliates’ due diligence to identify relevant facts during our underwriting process or otherwise;

•	illiquidity of debt investments, equity investments or properties in our portfolio;

•	our ability to finance our assets on terms that are acceptable to us, if at all, including our ability to complete securitization financing transactions;

•	environmental compliance costs and liabilities;

•	risks associated with our joint ventures and unconsolidated entities, including our lack of sole decision making authority and the financial condition of our joint venture partners;

•	increased rates of loss or default and decreased recovery on our investments;

•	the degree and nature of our competition;

•	the effectiveness of our risk and portfolio management strategies;

•	the potential failure to maintain effective internal controls, disclosure and procedures;

•	regulatory requirements with respect to our business generally, as well as the related cost of compliance;

•	legislative and regulatory changes, including changes to laws governing the taxation of real estate investment trusts, or REITs, and changes to laws affecting non-traded REITs and alternative investments generally;

•	our ability to maintain our qualification as a REIT for federal income tax purposes and limitations imposed on our business by our status as a REIT;

•	the loss of our exemption from registration under the Investment Company Act of 1940, as amended;

•	general volatility in capital markets;

•	the adequacy of our cash reserves and working capital; and

•	other risks associated with investing in our targeted investments, including changes in our industry, interest rates, the securities markets, the general economy or the capital markets and real estate markets specifically.

The foregoing list of factors is not exhaustive. All forward-looking statements included in this Annual Report on Form 10-K are based on information available to us on the date hereof and we are under no duty to update any of the forward-looking statements after the date of this report to conform these statements to actual results.

Factors that could have a material adverse effect on our operations and future prospects are set forth in our filings with the U.S. Securities and Exchange Commission, or the SEC, including the “Risk Factors” in this Annual Report on Form 10-K beginning on page 16. The risk factors set forth in our filings with the SEC could cause our actual results to differ significantly from those contained in any forward-looking statement contained in this report.

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PART I.

Item 1. Business

References to “we,” “us” or “our” refer to NorthStar Real Estate Income Trust, Inc. and its subsidiaries, in all cases acting through our external advisor, unless context specifically requires otherwise.

Overview

We were formed to originate, acquire and asset manage a diversified portfolio of commercial real estate, or CRE, debt, select equity and securities investments, predominantly in the United States. We may also invest in CRE investments internationally. CRE debt investments include first mortgage loans, subordinate mortgage and mezzanine loans and participations in such loans and preferred equity interests. Real estate equity investments include direct ownership in properties, which may be structurally senior to a third-party partner’s equity, as well as indirect interests in real estate through real estate private equity funds, or PE Investments. CRE securities primarily consist of commercial mortgage-backed securities, or CMBS, and may in the future include unsecured real estate investment trust, or REIT debt, collateralized debt obligation, or CDO, notes and other securities. In addition, we may own investments through joint ventures. We were formed in January 2009 as a Maryland corporation and commenced operations in October 2010. We elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, commencing with the taxable year ended December 31, 2010. We conduct our operations so as to continue to qualify as a REIT for U.S. federal income tax purposes.

We are externally managed and have no employees. Prior to January 11, 2017, we were managed by an affiliate of NorthStar Asset Management Group Inc. (NYSE: NSAM), or NSAM. Effective January 10, 2017, NSAM completed its previously announced merger with Colony Capital, Inc., or Colony, NorthStar Realty Finance Corp., or NorthStar Realty, and Colony NorthStar, Inc., or Colony NorthStar, a wholly-owned subsidiary of NSAM, which we refer to as the mergers, with Colony NorthStar surviving the mergers and succeeding NSAM as our Sponsor. As a result of the mergers, our Sponsor became an internally-managed equity REIT, with a diversified real estate and investment management platform and publicly-traded on the NYSE under the ticker symbol “CLNS”. In addition, following the mergers, NSAM J-NSI Ltd, an affiliate of NSAM, or our Advisor, became a subsidiary of Colony NorthStar. Our Advisor manages our day-to-day operations pursuant to an advisory agreement. The mergers had no material impact on our operations.

Our Sponsor and its affiliates also provide asset management and other services to NorthStar Realty Europe Corp. (NYSE: NRE), other sponsored public retail-focused companies, private funds and any other companies our Sponsor and its affiliates may manage in the future, or collectively the Managed Companies, both in the United States and internationally. As of February 28, 2017, our Sponsor had an aggregate of $56.0 billion of assets under management, adjusted for commitments to acquire or sell certain investments by our Sponsor and the Managed Companies.

Previously, we were managed by an affiliate of NorthStar Realty until June 30, 2014, when it spun-off its asset management business into NSAM. Concurrent with the spin-off our Advisor agreed to manage our day-to-day operations on terms substantially similar to those set forth in our prior advisory agreement with NS Real Estate Income Trust Advisor, LLC, or our Prior Advisor. References to our Prior Advisor herein refer to the services performed by and fees paid and accrued to our Prior Advisor during the period prior to June 30, 2014. The spin-off of NorthStar Realty’s asset management business had no impact on our operations.

Our primary investment types are as follows:

•	Commercial Real Estate Debt - Our CRE debt investments include first mortgage loans, subordinate interests and mezzanine loans and participations in such loans, as well as preferred equity interests.

•	Commercial Real Estate Equity - Our CRE equity investments include direct ownership in real estate, which may be structurally senior to a third-party partner’s equity and indirect interests in real estate through PE Investments since the underlying collateral in the funds is primarily real estate.

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•	Commercial Real Estate Securities - Our CRE securities investments may include CMBS, unsecured REIT debt, CDO notes and other securities.

We believe that our targeted investment types are complementary to each other due to their overlapping sources of investment opportunities, common reliance on real estate fundamentals and ability to apply similar portfolio management and servicing skills to maximize value and to protect shareholder capital. We believe our Advisor’s platform and experience provide us the flexibility to invest across the real estate capital structure.

We initially registered to offer up to 100,000,000 shares pursuant to our primary offering to the public, or our Primary Offering, and up to 10,526,315 shares pursuant to our distribution reinvestment plan, or DRP, which we refer to collectively as the Offering. In April 2013, our board of directors authorized the reallocation of shares available under our DRP to our Primary Offering. Our Primary Offering (including 7.6 million shares reallocated from our DRP, or our Total Primary Offering) was completed on July 1, 2013 and all of the shares initially registered for our Offering were issued. As a result of an additional registration statement to offer up to 10.0 million shares pursuant to our DRP, we continue to offer DRP shares beyond our Total Primary Offering.

We have raised total gross proceeds of $1.1 billion in the Offering. In addition, from the close of the Primary Offering through March 10, 2017, we have raised an additional $0.2 billion in gross proceeds pursuant to our DRP.

Our Investments

The following table presents our investments as of December 31, 2016, adjusted for acquisitions, dispositions, and commitments to purchase and sell through March 10, 2017 (refer to the below and “Recent Developments”) (dollars in thousands):

Investment Type:	Count	Principal Amount/Cost(1)	% of Total
CRE Debt	Loans
First mortgage loans(2)(3)	12	$500,753	31.2%
Mezzanine loans(2)	5	77,639	4.8%
Preferred equity interests	1	78,591	4.9%

Total CRE debt	18	656,983	40.9%

Operating Real Estate(4)	Properties
Industrial	23	107,351	6.7%
Multi-tenant office	14	319,414	19.9%
Multifamily	2	120,249	7.5%
Student Housing	3	68,436	4.3%

Total Operating Real Estate	42	615,450	38.4%

PE Investments(2)
PE Investment I	1	31,655	2.0%
PE Investment IIA	1	67,680	4.2%
PE Investment IIB	1	60,692	3.8%
PE Investment III	1	16,236	1.0%

Total PE Investments	4	176,263	11.0%

CRE Securities
CMBS	14	155,194	9.7%

Total CRE securities	14	155,194	9.7%

Total	78	$1,603,890	100.0%

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(1)	Based on principal amount for real estate debt and securities investments, fair value for our PE Investments and cost for real estate equity, which includes purchase price allocations related to net intangibles, deferred costs and other assets.
(2)	Includes future funding commitments on CRE debt and the deferred purchase price for PE Investment IIA, PE Investment IIB and PE Investment III (as defined below).
(3)	Excludes three senior participations in mortgage loans sold into a securitization financing transaction.
(4)	Includes real estate owned, or REO, of $67.5 million.

For financial information regarding our reportable segments, refer to Note 14. “Segment Reporting” in our accompanying consolidated financial statements included in Part II, Item 8. “Financial Statements and Supplementary Data.”

Underwriting Process

We use a rigorous investment and underwriting process that has been developed and utilized by our Advisor’s and its affiliates’ senior management teams leveraging their extensive commercial real estate expertise over many years and real estate cycles which focuses on some or all of the following factors designed to ensure each investment is evaluated appropriately: (i) macroeconomic conditions that may influence operating performance; (ii) fundamental analysis of underlying real estate, including tenant rosters, lease terms, zoning, necessary licensing, operating costs and the asset’s overall competitive position in its market; (iii) real estate market factors that may influence the economic performance of the investment, including leasing conditions and overall competition; (iv) the operating expertise and financial strength and reputation of a tenant, operator, partner or borrower; (v) the cash flow in place and projected to be in place over the term of the investment and potential return; (vi) the appropriateness of the business plan and estimated costs associated with tenant buildout, repositioning or capital improvements; (vii) an internal and third-party valuation of a property, investment basis relative to the competitive set and the ability to liquidate an investment through a sale or refinancing; (viii) review of third-party reports including appraisals, engineering and environmental reports; (ix) physical inspections of properties and markets; (x) the overall legal structure of the investment, contractual implications and the lenders’ rights; and (xi) the tax and accounting impact.

Consistent with our investment strategy, a majority of our diversified portfolio is comprised of CRE debt investments and CRE securities. The remainder of the portfolio consists of operating real estate and PE investments.

The following section describes the major CRE asset classes in which we may invest and actively manage to maximize value and to protect capital.

Commercial Real Estate Debt

Overview

Our CRE debt investment strategy is focused on originating, acquiring and asset managing CRE debt investments, including first mortgage loans, subordinate mortgage and mezzanine loans and participations in such loans and preferred equity interests.

We emphasize direct origination of our debt investments as this allows us a greater degree of control over how they are underwritten and structured and it provides us the opportunity to syndicate all or portions of the loan (senior or subordinate interests) to maximize returns, if desired. Further, it facilitates a more direct relationship with our borrowers which helps us maintain a robust pipeline and provides an opportunity for us to earn origination and other fees.

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Our Portfolio

As of December 31, 2016, adjusted for acquisitions, dispositions, and commitments to purchase and sell through March 10, 2017, $657.0 million, or 40.9%, of our assets were invested in CRE debt, consisting of 18 loans with an average investment size of $36.5 million. The weighted average extended maturity of our CRE debt portfolio is 4.4 years.

The following table presents a summary of our CRE debt investments as of December 31, 2016, adjusted for acquisitions, dispositions, and commitments to purchase and sell through March 10, 2017 (dollars in thousands):

					Weighted Average
Investment Type:	Count	Principal Amount(1)	Carrying Value	Allocation by Investment Type(2)	Fixed Rate	Spread over LIBOR(3)	Total Unleveraged Current Yield	Floating Rate as % of Principal Amount
First mortgage loans(4)	12	$500,753	$495,136	76.2%	15.00%	5.71%	7.28%	91.9%
Mezzanine loans	5	77,639	77,621	11.8%	12.16%	11.00%	12.12%	36.7%
Preferred equity interests(5)	1	78,591	79,008	12.0%	10.00%	—	10.00%	—

Total/Weighted average	18	$656,983	$651,765	100.0%	11.88%	6.02%	8.20%	74.2%

(1)	Includes future funding commitments of $6.2 million.
(2)	Based on principal amount.
(3)	As of March 10, 2017, we had $450.4 million principal amount of floating-rate loans subject to a weighted average LIBOR floor of 0.34%.
(4)	Excludes three senior participations in mortgage loans sold into a securitization financing transaction.
(5)	Excludes an $8.7 million proportionate interest in a preferred equity investment owned by a joint venture partner.

The following presents our CRE debt portfolio’s diversity across investment type, property type and geographic location based on principal amount as of December 31, 2016, adjusted for acquisitions, dispositions, and commitments to purchase and sell through March 10, 2017:

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Operating Real Estate

Our operating real estate investment strategy focuses on direct ownership in commercial real estate with an emphasis on properties with stable cash flow, which may be structurally senior to a third-party partner’s equity. In addition, we may own operating real estate investments through joint ventures with one or more partners. As part of our real estate properties strategy, we explore a variety of real estate investments including multi-tenant office, multifamily, student housing and industrial. These properties are typically well-located with strong operating partners and we believe offer both attractive cash flow and returns.

As of December 31, 2016, adjusted for acquisitions, dispositions, and commitments to purchase and sell through March 10, 2017, $615.5 million, or 38.4%, of our assets were invested in real estate properties and our portfolio was 92% occupied. The following table presents our real estate property investments as of December 31, 2016, adjusted for acquisitions, dispositions, and commitments to purchase and sell through March 10, 2017 (dollars in thousands):

Property Type	Number of Portfolios	Number of Properties	Capacity		Amount(1)
Industrial	1	23	2,077,743	square feet	$107,351
Multi-tenant office(2)	3	14	1,878,968	square feet	319,414
Multifamily	2	2	1,422	units	120,249
Student Housing	1	3	2,166	beds	68,436

Total	7	42			$615,450

(1)	Based on cost which includes purchase price allocations related to net intangibles, deferred costs and other assets.
(2)	Includes REO of $67.5 million.

Private Equity Investments

Our PE Investments own limited partnership interests in real estate private equity funds acquired in the secondary market and are managed by institutional-quality sponsors, which we refer to as fund interests. In addition, we may own PE Investments through joint ventures with one or more partners.

As of December 31, 2016, adjusted for acquisitions, dispositions, and commitments to purchase and sell through March 10, 2017, $176.3 million, or 11.0%, of our assets were invested in PE Investments through unconsolidated ventures.

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The following tables present a summary of our PE Investments (dollars in thousands):

				Underlying Fund Interests
PE Investment(1)	Number of Funds	Number of General Partners	Amount(2)	Assets, at Cost	Implied Underlying Leverage(3)	Expected Future Contributions
PE Investment I(4)	49	26	$31,655	$14,100,000	42.5%	$207
PE Investment IIA(5)(6)	24	15	67,680	17,500,000	35.7%	—
PE Investment IIB(6)	—	—	60,692	—	—	—
PE Investment III(7)	2	1	16,236	951,564	—	—

Total	75	42	$176,263	$32,551,564		$207

(1)	Based on financial data reported by the underlying funds as of September 30, 2016, which is the most recent financial information from the underlying funds, except as otherwise noted.
(2)	Includes the deferred purchase price for PE Investment IIA, PE Investment IIB and PE Investment III.
(3)	Represents implied leverage for funds with investment-level financing, calculated as the underlying borrowing divided by assets at fair value.
(4)	We, together with our Sponsor (as successor to NorthStar Realty), have an ownership interest in PE Investment I of 51.0%, of which we own 29.5% and our Sponsor owns 70.5%.
(5)	We, our Sponsor (as successor to NorthStar Realty) and funds managed by Goldman Sachs Asset Management each had an initial ownership interest in PE Investment IIA of 15.0%, 70.0% and 15.0%, respectively. PE Investment IIA paid an initial amount of $504.8 million and will pay the remaining $411.4 million, or 45.0% of the purchase price, or the Deferred Amount, by the last day of the fiscal quarter after the four year anniversary of the applicable closing date of each fund interest.
(6)	In February 2016, we purchased an additional 14.0% of our Sponsor’s (as successor to NorthStar Realty) interest in PE Investment IIA. We acquired PE Investment IIB for $26.5 million based on a net asset value, or NAV, of $660.6 million as of September 30, 2015, adjusted for distributions and contributions. This add-on investment increased our total ownership in PE Investment II from 15.0% to 29.0% and as of December 31, 2016, PE Investment IIA and PE Investment IIB are collectively responsible for 29.0% of the Deferred Amount, or $85.7 million.
(7)	In March 2016, we acquired PE Investment III for $15.1 million based on a NAV of March 31, 2015, adjusted for contributions and distributions from such date. At the time of closing, we paid $4.2 million, net of a $1.8 million deposit for a total of $6.0 million, or 40% of the purchase price adjusted for contributions and distributions. In December 2016, $4.5 million of the purchase price (the “Deferred Purchase Price”) was paid down. The remaining Deferred Purchase Price, or $4.5 million, will be paid in December 2017.

	Our Proportionate Share of PE Investments
	Income	Return of Capital	Distributions	Contributions(1)	Net
PE Investment I
Year ended December 31, 2016	$9,441	$30,641	$40,082	$415	$39,667
Year ended December 31, 2015	19,462	16,764	36,226	838	35,388
February 15, 2013 to December 31, 2016(1)	74,640	99,443	174,083	129,115	44,968

PE Investment IIA
Year ended December 31, 2016	$5,974	$18,923	$24,897	$8,842	$16,055
Year ended December 31, 2015	10,757	23,505	34,262	9,201	25,061
July 3, 2013 to December 31, 2016(1)	34,207	73,476	107,683	98,727	8,956

PE Investment IIB
February 9, 2016 to December 31, 2016(2)	$6,950	$14,470	$21,420	$33,798	$(12,378)

PE Investment III
March 30, 2016 to December 31, 2016(2)	$1,771	$355	$2,126	$16,591	$(14,465)

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(1)	Includes initial investments, before distribution and contribution closing statement adjustments, and subsequent contributions, including deferred purchase price fundings.
(2)	Represents activity from the respective initial closing date through December 31, 2016.

The following presents the underlying fund interests in our PE Investments by investment type and geographic location based on NAV as of September 30, 2016 (the most recently available information):

(1)	Based on individual fund financial statements.

Real Estate Securities

Our CRE securities investments include CMBS and may in the future include unsecured REIT debt and CDO notes backed primarily by CRE securities and debt. Substantially all of our CRE securities have credit ratings assigned by at least one of the major rating agencies (Moody’s Investors Services, Standard & Poor’s, Fitch Ratings, Morningstar, DBRS and/or Kroll).

As of December 31, 2016, adjusted for acquisitions, dispositions, and commitments to purchase and sell through March 10, 2017, $155.2 million, or 9.7%, of our assets were invested in CRE securities and consisted of 14 CMBS investments purchased at an aggregate $77.7 million, or 50.1%, discount to par and our average investment size was $11.1 million. As of March 10, 2017, the weighted average expected maturity of our CMBS was 7.4 years.

Financing Strategy

We use asset-level financing as part of our investment strategy and we seek to match-fund our assets and liabilities by having similar maturities and like-kind interest rate benchmarks (fixed or floating) to manage refinancing and interest rate risk and utilize non-recourse liabilities whenever possible. Our Advisor is responsible for managing such refinancing and interest rate risk on our behalf. We intend to pursue a variety of financing arrangements such as securitization financing transactions, credit facilities, mortgage notes and other term borrowings. We continue to seek and prefer long-term, non-recourse financing, including non mark-to-market financing that may be available through securitization.

Although we have a limitation on the maximum leverage for our portfolio, which approximates 75% of the aggregate cost of our investments, excluding indirect leverage held through our unconsolidated venture investments, before deducting loan loss reserves, other non-cash reserves and depreciation, we do not have a targeted debt-to-equity ratio on an asset-by-asset basis, as we believe the appropriate leverage for the particular assets we finance depends on the specific credit characteristics of each asset. We use leverage for the sole purpose of financing our investments and diversifying our equity and we do not employ leverage to speculate on changes in interest rates. Our current overall portfolio leverage is 45%.

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Borrowing levels for CRE investments may change depending upon the nature of the assets and the related financing. Our financing strategy for our CRE debt and securities investments is dependent on our ability to obtain match-funded borrowings at rates that provide a positive net spread, generally using credit facilities and securitization financing transactions. Our financing strategy for our real estate is typically to use long-term, non-recourse mortgage notes.

Our credit facilities currently include three secured term loan facilities, or our Term Loan Facilities, that provide for an aggregate of up to $550.0 million to finance the origination of first mortgage loans and senior loan participations secured by commercial real estate and five CMBS Credit Facilities to finance the acquisition of CMBS. In November 2012 and August 2013, we closed securitization financing transactions, which provide permanent, non-recourse, non-mark-to-market financing for our debt investments that were mainly previously financed on our Term Loan Facilities. In January 2015, the outstanding obligations with respect to one of the securitizations were repaid in full. As of December 31, 2016, we had $39.8 million issued as part of Securitization 2013-1. In January 2017, Securitization 2013-1 was repaid in full.

In November 2016, we bifurcated three first mortgage loans with an aggregate principal amount of $44.4 million into senior participations in mortgage loans of $29.5 million and junior participations in the related mortgage loans of $14.9 million to facilitate the financing of our mortgage loans through a securitization financing transaction, or secured borrowing, entered into by NorthStar Real Estate Income II, Inc. (“NorthStar Income II”), a company managed by an affiliate of our Sponsor. We sold three senior participations at cost into the securitization transaction. We did not retain any legal interest in the senior participations and retained the junior participations on an unleveraged basis. As a result of U.S. GAAP requirements for transfers of financial assets, the senior participations transferred into the securitization financing transaction are accounted for as a secured borrowing and presented as loan collateral payable, net, related party on our consolidated balance sheets. Refer to Note 2, “Summary of Significant Accounting Policies” in our accompanying consolidated financial statements for additional information. As of December 31, 2016, the carrying value of CRE debt investments recorded in real estate debt investments, net was $23.7 million with an offsetting secured borrowing recorded in loan collateral payable, net, related party of $23.3 million.

As of December 31, 2016, we had $227.0 million outstanding under our Term Loan Facilities and $22.2 million outstanding under our CMBS Credit Facilities. As of March 10, 2017, we have $323.0 million of available borrowing under our Term Loan Facilities.

Refer to “Liquidity and Capital Resources” for further disclosure regarding our financing transactions.

Portfolio Management

Our Advisor and its affiliates maintain a comprehensive portfolio management process that generally includes day-to-day oversight by the portfolio management and servicing team, regular management meetings and an exhaustive quarterly credit review process. These processes are designed to enable management to evaluate and proactively identify asset-specific credit issues and trends on a portfolio-wide basis. Nevertheless, we cannot be certain that our Advisor’s review will identify all issues within our portfolio due to, among other things, adverse economic conditions or events adversely affecting specific assets; therefore, potential future losses may also stem from investments that are not identified during these credit reviews. The portfolio management team, under the direction of our Advisor’s investment committee, uses many methods to actively manage our asset base to preserve our income and capital. Credit risk management is the ability to manage our assets in a manner that preserves principal/cost and income and minimizes credit losses that could decrease income and portfolio value. For CRE debt and real estate investments, frequent re-underwriting and dialogue with borrowers/tenants/partners and regular inspections of our collateral and owned properties have proven to be an effective process for identifying issues early. During the quarterly credit review, or more frequently as necessary, investments are put on highly-monitored status and identified for possible loan loss reserves/asset impairment, as appropriate, based upon several factors, including missed or late contractual payments, significant declines in collateral performance

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and other data which may indicate a potential issue in our ability to recover our invested capital from an investment. Our Advisor uses an experienced portfolio management and servicing team that monitors these factors on our behalf.

Our investments are reviewed on a quarterly basis, or more frequently as necessary, to assess whether there are any indicators that the value of our investments may be impaired or that its carrying value may not be recoverable. In conducting these reviews, we consider macroeconomic factors, including real estate sector conditions, together with asset and market specific circumstances among other factors. To the extent an impairment has occurred, the loss will be measured as compared to the carrying amount of the investment. An allowance for a doubtful account for a tenant receivable is established based on a periodic review of aged receivables resulting from estimated losses due to the inability of tenants to make required rent and other payments contractually due. Additionally, we establish, on a current basis, allowance for future tenant credit losses on unbilled rents receivable based upon an evaluation of the collectability of such amounts.

Each of our debt investments is secured by CRE collateral and requires customized portfolio management and servicing strategies for dealing with potential credit situations. The complexity of each situation depends on many factors, including the number of properties, the type of property, macro and local market conditions impacting supply/demand, cash flow and the financial condition of our collateral and our borrowers’/tenants’ ability to further support the collateral. Further, many of our investments may be considered transitional in nature because the business plan is to re-position, re-develop or otherwise lease-up the property in order to improve the collateral. At the time of origination or acquisition, the underlying property revenues may not be sufficient to support debt service, lease payments or generate positive net operating income. The business plan may necessitate an interest or lease reserve or other reserves, whether through proceeds from our loans, borrowings, offering proceeds or otherwise, to support debt service or lease payments and capital expenditures during the implementation of the business plan. There may also be a requirement for the borrower, tenant, guarantor or us, to refill these reserves should they become deficient during the applicable period for any reason.

As of December 31, 2016, each of our CRE debt investments was performing in accordance with the contractual terms of its governing documents in all material respects. There can be no assurance that our investments will continue to perform in accordance with the contractual terms of the governing documents or underwriting and we may, in the future, record loan loss reserves/asset impairment, as appropriate, if required.

Independent Directors’ Review of Our Policies

As required by our charter, our independent directors have reviewed our policies, including but not limited to our policies regarding investments, leverage, conflicts of interest and investment allocation, and determined that they are in the best interests of our stockholders. Our key policies that provide the basis for such determination are summarized herein.

Regulation

We are subject, in certain circumstances, to supervision and regulation by state and federal governmental authorities and are subject to various laws and judicial and administrative decisions imposing various requirements and restrictions, which, among other things:

•	regulate our public disclosures, reporting obligations and capital raising activity;

•	require compliance with applicable REIT rules;

•	establish loan servicing standards;

•	regulate credit granting activities;

•	require disclosures to customers;

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•	govern secured transactions;

•	set collection, taking title to collateral, repossession and claims-handling procedures and other trade practices;

•	regulate land use and zoning;

•	regulate the foreign ownership or management of real property or mortgages;

•	regulate the ability of foreign persons or corporations to remove profits earned from activities within the country to the person’s or corporation’s country of origin;

•	regulate tax treatment and accounting standards; and

•	regulate use of derivative instruments and our ability to hedge our risks related to fluctuations in interest rates and exchange rates.

We elected to be taxed as a REIT under the Internal Revenue Code, commencing with our taxable year ended December 31, 2010. If we continue to qualify as a REIT for federal income tax purposes, we will generally not be subject to federal income tax on our taxable income that we distribute as dividends to our stockholders. If we fail to continue to qualify as a REIT in any taxable year after electing REIT status, we will be subject to federal income tax on our taxable income at regular corporate income tax rates and will generally not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year in which our qualification is denied. Such an event could materially and adversely affect our net income and cash available for distribution. However, we believe that we are organized and expect to operate in a manner that enables us to qualify for treatment as a REIT for federal income tax purposes and we intend to continue to operate so as to remain qualified as a REIT for federal income tax purposes thereafter.

On December 18, 2015, President Obama signed into law the Consolidated Appropriations Act, 2016, an omnibus spending bill, with a provision referred to as the Protecting Americans From Tax Hikes Act of 2015, or the PATH Act. On June 7, 2016, the Internal Revenue Service, or the IRS, issued temporary Treasury Regulations under the PATH Act, finalized in part in Treasury Regulations issued on January 17, 2017. The PATH Act and the accompanying Treasury Regulations change certain of the rules affecting REIT qualification and taxation of REITs and REIT stockholders described under the heading “U.S. Federal Income Tax Considerations” in our Prospectus included in our Registration Statement on Form S-3, filed with the SEC on July 2, 2013, relating to sales of our shares pursuant to the DRP. These changes are briefly summarized as follows:

•	For taxable years beginning after 2017, the percentage of a REIT’s total assets that may be represented by securities of one or more taxable REIT subsidiaries, or TRSs, is reduced from 25% to 20%.

•	For distributions in taxable years beginning after 2014, the preferential dividend rules no longer apply to us as a “publicly offered REIT,” as defined in new Internal Revenue Code Section 562(c)(2).

•	For taxable years beginning after 2015, debt instruments issued by publicly offered REITs are treated as real estate assets for purposes of the 75% asset test, but interest on debt of a publicly offered REIT will not be qualifying income under the 75% gross income test unless the debt is secured by real property. Under a new asset test, not more than 25% of the value of a REIT’s assets may consist of debt instruments that are issued by publicly offered REITs and would not otherwise be treated as qualifying real estate assets.

•

For taxable years beginning after 2015, to the extent rent attributable to personal property is treated as rents from real property (because rent attributable to the personal property for the taxable year does not exceed 15% of the total rent for the taxable year for such real and personal property), the personal property will be treated as a real estate asset for purposes of the 75% asset test. Similarly, a debt obligation secured by a mortgage on both real and personal property will be treated as a real estate asset for purposes of the 75% asset test, and interest thereon will be treated as interest on an obligation

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secured by real property, if the fair market value of the personal property does not exceed 15% of the fair market value of all property securing the debt.

•	For taxable years beginning after 2015, a 100% excise tax will apply to “redetermined services income,” i.e., non-arm’s-length income of a REIT’s TRS attributable to services provided to, or on behalf of, the REIT (other than services provided to REIT tenants, which are potentially taxed as redetermined rents).

•	For taxable years beginning after 2014, the period during which dispositions of properties with net built-in gains acquired from C corporations in carry-over basis transactions will trigger the built-in gains tax is reduced from ten years to five years.

•	REITs are subject to a 100% tax on net income from “prohibited transactions,” i.e., sales of dealer property (other than “foreclosure property”). These rules also contain safe harbors under which certain sales of real estate assets will not be treated as prohibited transactions. One of the requirements for the current safe harbors is that (I) the REIT does not make more than seven sales of property (subject to specified exceptions) during the taxable year at issue, or (II) the aggregate adjusted bases (as determined for purposes of computing earnings and profits) of property (other than excepted property) sold during the taxable year does not exceed 10% of the aggregate bases in the REIT’s assets as of the beginning of the taxable year, or (III) the fair market value of property (other than excepted property) sold during the taxable year does not exceed 10% of the fair market value of the REIT’s total assets as of the beginning of the taxable year. If a REIT relies on clause (II) or (III), substantially all of the marketing and certain development expenditures with respect to the properties sold must be made through an independent contractor. For taxable years beginning after December 18, 2015, clauses (II) and (III) are liberalized to permit the REIT to sell properties with an aggregate adjusted basis (or fair market value) of up to 20% of the aggregate bases in (or fair market value of) the REIT’s assets as long as the 10% standard is satisfied on average over the three-year period comprised of the taxable year at issue and the two immediately preceding taxable years. In addition, for taxable years beginning after 2015, for REITs that rely on clauses (II) or (III), a TRS may make the marketing and development expenditures that previously had to be made by independent contractors.

•	A number of changes applicable to REITs are made to the FIRPTA rules for taxing non-US persons on gains from sales of US real property interests, or USRPIs:

•	For dispositions and distributions on or after December 18, 2015, the stock ownership thresholds for exemption from FIRPTA taxation on sale of stock of a publicly traded REIT and for recharacterizing capital gain dividends as ordinary dividends is increased from not more than 5% to not more than 10%.

•	Effective December 18, 2015, new rules simplified the determination of whether we are a “domestically controlled qualified investment entity.”

•	For dispositions and distributions after December 18, 2015, “qualified foreign pension funds” as defined in new Internal Revenue Code Section 897(l)(2) and entities that are wholly owned by a qualified foreign pension fund are exempted from FIRPTA and FIRPTA withholding. New FIRPTA rules also apply to “qualified shareholders” as defined in new Internal Revenue Code Section 897(k)(3).

•	For sales of USRPIs occurring after February 16, 2016, the FIRPTA withholding rate for sales of USRPIs and certain distributions generally increases from 10% to 15%.

We believe that we are not, and intend to conduct our operations so as not to become, regulated as an investment company under the Investment Company Act of 1940, as amended, or the Investment Company Act. We have relied, and intend to continue to rely, on current interpretations of the staff of the U.S. Securities and Exchange Commission, or SEC in an effort to continue to qualify for an exemption from registration under the Investment Company Act. For more information on the exemptions that we use refer to Item 1A. “Risk Factors-Maintenance of our Investment Company Act exemption imposes limits on our operations.”

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We are also subject to regulation governing mortgage lending. Although most states do not regulate commercial real estate finance, certain states impose limitations on interest rates and other charges and on certain collection practices and creditor remedies and require licensing of lenders and financiers and adequate disclosure of certain contract terms. We are also required to comply with certain provisions of the Equal Credit Opportunity Act that are applicable to CRE loans.

Real estate properties owned by us and the operations of such properties are subject to various international, federal, state and local laws and regulations concerning the protection of the environment, including air and water quality, hazardous or toxic substances and health and safety. In addition, such properties are required to comply with the Americans with Disabilities Act of 1990, or the ADA, the Fair Housing Act, applicable fire and safety regulations, building codes and other land use regulations.

In the judgment of management, while we do incur significant expense complying with the various regulations to which we are subject, existing statutes and regulations have not had a material adverse effect on our business. However, it is not possible to forecast the nature of future legislation, regulations, judicial decisions, orders or interpretations, nor their impact upon our future business, financial condition, results of operations or prospects.

For additional information regarding regulations applicable to us, refer to Item 1A. “Risk Factors.”

Competition

Although we have completed our Offering and continue to see a robust pipeline of opportunities to invest any capital we may have, we are subject to increased competition in seeking CRE investments. We compete with many third parties engaged in real estate investment activities including publicly-traded REITs, non-traded REITs, insurance companies, commercial and investment banking firms, private equity funds and other investors. Some of these competitors, including other REITs and private real estate companies and funds, have substantially greater financial resources than we do. Such competitors may also enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies.

Future competition from new market entrants may limit the number of suitable investment opportunities offered to us. It may also result in higher prices, lower yields and a narrower spread over our borrowing costs, making it more difficult for us to originate or acquire new investments on attractive terms.

Employees

As of December 31, 2016, we had no employees. Our Advisor or its affiliates provide management, acquisition, advisory, marketing, investor relations and certain administrative services for us.

Corporate Governance and Internet Address

We emphasize the importance of professional business conduct and ethics through our corporate governance initiatives. Our board of directors consists of a majority of independent directors. The audit committee of our board of directors is composed exclusively of independent directors. We have adopted corporate governance guidelines and a code of ethics, which delineate our standards for our officers and directors.

Our internet address is www.northstarsecurities.com/income. The information on our website is not incorporated by reference in this Annual Report on Form 10-K. We make available, free of charge through a link on our website, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to such reports, if any, as filed or furnished with the SEC, as soon as reasonably practicable after such filing or furnishing. Our site also contains our code of ethics, corporate governance guidelines and our audit committee charter. Within the time period required by the rules of the SEC, we will post on our website any amendment to our code of ethics as defined in the code of ethics.

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Item 1A. Risk Factors

The following risk factors and other information included in this Annual Report on Form 10-K should be carefully considered. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial or that generally apply to all businesses also may adversely impact our business. If any of the following risks occur, our business, financial condition, operating results, cash flow and liquidity could be materially adversely affected.

Risks Related to Our Business

Adverse changes in general economic conditions could adversely impact our business, financial condition and results of operations.

Our success is dependent upon general economic conditions in the United States and in the international geographic areas where our investments are located. Adverse changes in economic conditions in the United States or these countries or regions would likely have a negative impact on real estate values and, accordingly, our financial performance, the market prices of our securities, and our ability to pay dividends.

Our business is also closely tied to general economic conditions in the real estate industry. As a result, our economic performance, the value of our real estate and real estate related investments, and our ability to implement our business strategies may be significantly and adversely affected by changes in economic conditions in the United States and in the international geographic areas where a substantial number of our investments are located. The condition of the real estate markets in which we operate is cyclical and depends on the condition of the economy in the United States, Europe, China and elsewhere as a whole and to the perceptions of investors of the overall economic outlook. Rising interest rates, declining employment levels, declining demand for real estate, declining real estate values or periods of general economic slowdown or recession, increasing political instability or uncertainty, or the perception that any of these events may occur have negatively impacted the real estate market in the past and may in the future negatively impact our operating performance. In addition, the economic condition of each local market where we operate may depend on one or more key industries within that market, which, in turn, makes our business sensitive to the performance of those industries.

We have only a limited ability to change our portfolio promptly in response to economic or other conditions. Certain significant expenditures, such as debt service costs, real estate taxes, and operating and maintenance costs, are generally not reduced when market conditions are poor. These factors impede us from responding quickly to changes in the performance of our investments and could adversely impact our business, financial condition and results of operations.

Risks Related to Our Advisor

Colony NorthStar, our Sponsor and the parent company of our Advisor, recently completed its previously announced mergers with Colony and NorthStar Realty, which could have an adverse impact on our business.

In January 2017, Colony NorthStar, our Sponsor and the parent company of our Advisor, completed its mergers with Colony and NorthStar Realty, becoming publicly-traded and the successor to NSAM. As a result of the mergers, Colony NorthStar became an internally-managed equity REIT, with a diversified real estate and investment management platform. In addition, as a result of the mergers, our Advisor became a subsidiary of Colony NorthStar.

Uncertainty about the effect of the mergers on employees, clients and business of Colony NorthStar may have an adverse effect on Colony NorthStar and subsequently, us and the other Managed Companies following the mergers. These uncertainties could disrupt Colony NorthStar’s business and impair its ability to attract, retain and motivate key personnel, and cause clients and others that deal with Colony NorthStar to seek to change existing business relationships, cease doing business with Colony NorthStar or cause potential new clients to

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delay doing business with Colony NorthStar. Retention and motivation of certain employees may be challenging due to the uncertainty and difficulty of integration or a desire not to remain with Colony NorthStar. As a result of the foregoing, management of our company may be adversely affected. Further, the completion of the mergers may give rise to additional conflicts of interest and competition for investment opportunities among Colony NorthStar, us and other companies managed by Colony NorthStar and its affiliates.

Our Advisor may not be successful, or there may be delays, in locating suitable investments, which could limit our ability to make distributions and lower the overall return on stockholders’ investment.

We rely upon our Advisor or its affiliates’ investment professionals, including Messrs. Thomas J. Barrack, David T. Hamamoto, Richard B. Saltzman, Mark M. Hedstrom, Kevin P. Traenkle, Daniel R. Gilbert, Sujan S. Patel and Robert C. Gatenio, to identify suitable investments. The other Managed Companies also rely on such investment professionals for investment opportunities. Our Advisor may not be successful in locating suitable investments on financially attractive terms, and we may not achieve our objectives. If we, through our Advisor, are unable to find suitable investments promptly, we may hold the funds available for investment in an interest-bearing account or invest the proceeds in short-term assets. We expect that the income we earn on these temporary investments will not be substantial. Further, we may use the principal amount of these investments, and any returns generated on these investments, to pay for fees and expenses in connection with our distributions. Therefore, delays in investing proceeds we receive from payoffs or sales of our assets could impact our ability to generate cash flow for distributions or to achieve our investment objectives.

Our Advisor may acquire assets on our behalf where the returns are substantially below expectations or which result in net losses. In the event we are unable to timely locate suitable investments, we may be unable or limited in our ability to pay distributions and we may not be able to meet our investment objectives. Our Advisor or its affiliates’ investment professionals face competing demands upon their time, including in instances when we have capital ready for investment and consequently we may face delays in execution. Further, the more money we have available for investment, the more difficult it will be to invest the funds promptly and on attractive terms. Delays we encounter in the selection and origination or acquisition of investments would likely limit our ability to pay distributions to stockholders and lower their overall return.

Our ability to achieve our investment objectives and to pay distributions depends in substantial part upon the performance of our Advisor and third-party servicers.

Our ability to achieve our investment objectives and to pay distributions depends in substantial part upon the performance of our Advisor in the origination and acquisition of our investments, including the determination of any financing arrangements, as well as the performance of the third-party servicers of our real estate debt investments. Stockholders must rely entirely on the management abilities of our Advisor and the oversight of our board of directors, along with those of our third-party servicers. Our Advisor and its affiliates receive fees in connection with transactions involving the origination, acquisition, management and sale of our investments regardless of their quality or performance or the services provided. As a result, our Advisor may be incentivized to allocate investments that have a greater cost to increase the amount of fees payable to them.

We and our Advisor have adopted an investment allocation policy with the intent of eliminating the impact of any conflict that our Advisor or its affiliates’ investment professionals might encounter in allocating investment opportunities among us, our Sponsor and any other Managed Company, however, there is no assurance that the investment allocation policy will continue or successfully eliminate the impact of any such conflicts. Further, following the merger of our Sponsor with Colony and NorthStar Realty, our Sponsor became an internally-managed REIT and, as a result, may compete with us for certain real estate debt investments. In addition, we may be more likely to co-invest in any such opportunities with our Sponsor. If our Advisor performs poorly and as a result is unable to originate and acquire our investments successfully, we may be unable to achieve our investment objectives or to pay distributions to stockholders at presently contemplated levels, if at all. Similarly, if our third-party servicers perform poorly, we may be unable to realize all cash flow associated with our real estate debt investments.

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Because we are dependent upon our Advisor and its affiliates to conduct our operations, any adverse changes in the financial health of these entities or our relationship with them could hinder our operating performance and the return on stockholders’ investment.

We are dependent on our Advisor and its affiliates to manage our operations and our portfolio. Our Advisor and its affiliates depend upon the fees and other compensation or reimbursement of costs that they receive from us and other Managed Companies in connection with the origination, acquisition, management and sale of assets to conduct their operations. Any adverse changes in the financial condition of our Advisor or its affiliates or our relationship with them could hinder their ability to successfully support our business and growth, which could have a material adverse effect on our financial condition and results of operations.

The loss of or the inability to obtain key investment professionals at our Sponsor or its affiliates could delay or hinder implementation of our investment strategies, which could limit our ability to make distributions and decrease the value of stockholders’ investments.

Our success depends to a significant degree upon the contributions of key personnel at our Sponsor or its affiliates, such as Messrs. Barrack, Hamamoto, Saltzman, Hedstrom, Traenkle, Gilbert, Darren J. Tangen, Ronald M. Sanders, Patel, Gatenio and Frank V. Saracino and Jenny B. Neslin, among others, each of whom would be difficult to replace. We cannot assure stockholders that they will continue to be associated with our Sponsor or its affiliates in the future. If any of these persons were to cease their association with us or our Sponsor or its affiliates, our operating results could suffer. We do not intend to maintain key person life insurance on any person. We believe that our future success depends, in large part, upon our Sponsor and its affiliates’ ability to hire and retain highly-skilled managerial, operational and marketing professionals. Competition for such professionals is intense, and our Sponsor and its affiliates may be unsuccessful in attracting and retaining such skilled individuals. If our Sponsor loses or is unable to obtain the services of highly-skilled professionals, our ability to implement our investment strategies could be delayed or hindered and the value of our common stock may decline.

Our Sponsor may determine not to provide assistance, personnel support or other resources to our Advisor or us, which could impact our ability to achieve our investment objectives and pay distributions.

We rely on our Sponsor and its affiliates’ personnel and other support for the purposes of originating, acquiring and managing our investment portfolio. Our Sponsor, however, may determine not to provide assistance to our Advisor or us. Consequently, if our Sponsor and its professionals determine not to provide our Advisor or us with any assistance or other resources, we may not achieve the same success that we would expect to achieve with such assistance, personnel support and resources. Further, in connection with the mergers in order to achieve anticipated synergies or otherwise during periods of economic retraction, our Sponsor and/or our Advisor may be incented to reduce its personnel and costs, which could have an adverse effect on us.

Our Advisor’s platform may not be as scalable as we anticipate and we could face difficulties growing our business without significant new investment in personnel and infrastructure from our Advisor.

If our business grows substantially, our Advisor may need to make significant new investments in personnel and infrastructure to support that growth. In addition, service providers to whom our Advisor may delegate certain functions may also be strained by our growth. Our Advisor may be unable to make significant investments on a timely basis or at reasonable costs and its failure in this regard could disrupt our business and operations.

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Risks Related to Our Investments

Our CRE debt, select equity and securities investments are subject to the risks typically associated with CRE.

Our CRE debt, select equity and securities investments are subject to the risks typically associated with real estate, including:

•	local, state, national or international economic conditions, including market disruptions caused by regional concerns, political upheaval, the sovereign debt crisis and other factors;

•	real estate conditions, such as an oversupply of or a reduction in demand for real estate space in an area;

•	lack of liquidity inherent in the nature of the assets;

•	tenant/operator mix and the success of the tenant/operator business;

•	the ability and willingness of tenants/operators/managers to maintain the financial strength and liquidity to satisfy their obligations to us and to third parties;

•	reliance on tenants/operators/managers to operate their business in a sufficient manner and in compliance with their contractual arrangements with us;

•	ability and cost to replace a tenant/operator/manager upon default;

•	property management decisions;

•	property location and conditions;

•	property operating costs, including insurance premiums, real estate taxes and maintenance costs;

•	the perceptions of the quality, convenience, attractiveness and safety of the properties;

•	branding, marketing and operational strategies;

•	competition from comparable properties;

•	the occupancy rate of, and the rental rates charged at, the properties;

•	the ability to collect on a timely basis all rent;

•	the effects of any bankruptcies or insolvencies;

•	the expense of leasing, renovation or construction;

•	changes in interest rates and in the availability, cost and terms of mortgage financing;

•	unknown liens being placed on the properties;

•	bad acts of third parties;

•	the ability to refinance mortgage notes payable related to the real estate on favorable terms, if at all;

•	changes in governmental rules, regulations and fiscal policies;

•	tax implications;

•	changes in laws, including laws that increase operating expenses or limit rents that may be charged;

•	the impact of present or future environmental legislation and compliance with environmental laws, including costs of remediation and liabilities associated with environmental conditions affecting properties;

•	cost of compliance with the ADA;

•	adverse changes in governmental rules and fiscal policies;

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•	social unrest and civil disturbances;

•	acts of nature, including earthquakes, hurricanes and other natural disasters;

•	terrorism;

•	the potential for uninsured or underinsured property losses;

•	adverse changes in state and local laws, including zoning laws; and

•	other factors which are beyond our control.

The value of each property is affected significantly by its ability to generate cash flow and net income, which in turn depends on the amount of rental or other income that can be generated net of expenses required to be incurred with respect to the property. Many expenses associated with properties (such as operating expenses and capital expenses) cannot be reduced when there is a reduction in income from the properties.

These factors may have a material adverse effect on the value and the return that we can realize from our assets, as well as the ability of our borrowers to pay their loans and the ability of the borrowers on the underlying loans securing our securities to pay their loans.

A prolonged economic slowdown, a lengthy or severe recession or declining real estate values could harm our investments.

Many of our investments may be susceptible to economic slowdowns or recessions, which could lead to financial losses and a decrease in revenues, earnings and assets. An economic slowdown or recession, in addition to other non-economic factors such as an excess supply of properties, could have a material negative impact on the values of our investments. Declining real estate values will likely reduce our level of new loan originations, since borrowers often use increases in the value of their existing properties to support the purchase or investment in additional properties. Borrowers may also be less likely to achieve their business plans and be able to pay principal and interest on our CRE debt investments if the economy weakens and property values decline. Further, declining real estate values significantly increase the likelihood that we will incur losses on our investments in the event of a default because the value of our collateral may be insufficient to cover our cost. In addition, declining real estate values will reduce the value of any of our properties, as well as ability to refinance properties and use the value of existing properties to support the purchase or investment in additional properties. Slower than expected economic growth pressured by a strained labor market, along with overall financial uncertainty, could result in lower occupancy rates and lower lease rates across many property types and may create obstacles for us to achieve our business plans. We may also be less able to pay principal and interest on our borrowings, which could cause us to lose title to properties securing our borrowings. Any sustained period of increased payment delinquencies, taking title to collateral or losses could adversely affect both our CRE investments as well as our ability to originate, sell and securitize loans, which would significantly harm our revenues, results of operations, financial condition, business prospects and our ability to make distributions to stockholders.

We are subject to significant competition and we may not be able to compete successfully for investments.

We are subject to significant competition for attractive investment opportunities from other real estate investors, some of which have greater financial resources than us, including publicly-traded REITs, non-traded REITs, insurance companies, commercial and investment banking firms, private institutional funds, hedge funds, private equity funds and other investors. We have observed increased competition in recent years and expect that to continue into 2017. We may not be able to compete successfully for investments. In addition, the number of entities and the amount of funds competing for suitable investments may increase. If we pay higher prices for investments or originate loans on less advantageous terms to us, our returns may be lower and the value of our assets may not increase or may decrease significantly below the amount we paid for such assets. As we reinvest capital, we may not realize risk adjusted returns that are as attractive as those we have realized in the past. If such events occur, we may experience lower returns on our investments.

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We have no established investment criteria limiting the geographic or industry concentration or investment type of our investments. If our investments are concentrated in a particular region or asset class that experiences adverse economic conditions, our investments may lose value and we may experience losses.

Certain of our investments may be secured by a single property or properties in one geographic location or asset class. Additionally, properties that we may acquire may be concentrated in a geographic location or in a particular asset class. These investments carry the risks associated with significant geographical or industry concentration. We have not established and do not plan to establish any investment criteria to limit our exposure to these risks for future investments. As a result, our properties and/or properties underlying our investments may be overly concentrated in certain geographic areas or industries or asset classes and we may experience losses as a result. For example, one of our debt investments representing more than 10% of our interest income in 2016 is secured by shopping malls. A worsening of economic conditions, a natural disaster or civil disruptions in a geographic area in which such investment or our other investments may be concentrated or economic upheaval with respect to a particular asset class could have an adverse effect on our business, including reducing the demand for new financings, limiting the ability of borrowers to pay financed amounts and impairing the value of our collateral or the properties we may acquire, which may in turn limit our ability to make required payments under our financings or refinance such borrowings.

We have no established investment criteria limiting the size of each investment we make in CRE debt, select equity and securities investments. If we have an investment that represents a material percentage of our assets and that investment experiences a loss, the value of stockholders’ investment in us could be significantly diminished.

We are not limited in the size of any single investment we may make and certain of our CRE debt, select equity and securities investments may represent a significant percentage of our assets. Any such investment may carry the risk associated with a significant asset concentration. Should any investment representing a material percentage of our assets experience a loss on all or a portion of the investment, we could experience a material adverse effect, which would result in the value of stockholders’ investment in us being diminished.

We may not be effective in originating and managing our investments.

We, through our Advisor, originate and generally manage our investments. Our origination capabilities depend on our ability to leverage our relationships in the market and deploy capital to borrowers and tenants that hold properties meeting our underwriting standards. Managing these investments requires significant resources, adherence to internal policies and attention to detail. Managing investments may also require significant judgment and, despite our expectations, we may make decisions that result in losses. If we are unable to successfully originate investments on favorable terms, or at all, and if we are ineffective in managing those investments, our business, financial condition and results of operations could be materially adversely affected.

The CRE debt we originate and invest in and mortgage loans underlying the CRE securities we invest in are subject to risks of delinquency, taking title to collateral, loss and bankruptcy of the borrower under the loan. If the borrower defaults, it may result in losses to us.

Our CRE debt investments are secured by commercial real estate and are subject to risks of delinquency, loss, taking title to collateral and bankruptcy of the borrower. The ability of a borrower to repay a loan secured by commercial real estate is typically dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced or is not increased, depending on the borrower’s business plan, the borrower’s ability to repay the loan may be impaired. If a borrower defaults or declares bankruptcy and the underlying asset value is less than the loan amount, we will suffer a loss. In this manner, real estate values could impact the value of our CRE debt and securities investments. Therefore, our CRE debt and securities will be subject to the risks typically associated with real estate.

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Additionally, we may suffer losses for a number of reasons, including the following, which could have a material adverse effect on our financial performance:

•	If the value of real property or other assets securing our CRE debt deteriorates. The majority of our CRE debt investments are fully or substantially non-recourse. In the event of a default by a borrower on a non-recourse loan, we will only have recourse to the real estate-related assets (including escrowed funds and reserves, if any) collateralizing the debt. There can be no assurance that the value of the assets securing our CRE debt investments will not deteriorate over time due to factors beyond our control, as was the case during the credit crisis and as a result of the recent economic recession. Further, we may not know whether the value of these properties has declined below levels existing on the dates of origination. If the value of the properties drop, our risk will increase because of the lower value of the collateral and reduction in borrower equity associated with the related CRE debt. If a borrower defaults on our CRE debt and the mortgaged real estate or other borrower assets collateralizing our CRE debt are insufficient to satisfy the loan, we may suffer a loss of principal or interest.

•	If a borrower or guarantor defaults on recourse obligations under a CRE debt investment. We sometimes obtain personal or corporate guarantees from borrowers or their affiliates. These guarantees are often triggered only upon the occurrence of certain trigger, or “bad boy,” events. In cases where guarantees are not fully or partially secured, we will typically rely on financial covenants from borrowers and guarantors which are designed to require the borrower or guarantor to maintain certain levels of creditworthiness. As a result of challenging economic and market conditions, many borrowers and guarantors faced, and continue to face, financial difficulties and were unable, and may continue to be unable, to comply with their financial covenants. If the economy does not strengthen, our borrowers could experience additional financial stress. Where we do not have recourse to specific collateral pledged to satisfy such guarantees or recourse loans, we will only have recourse as an unsecured creditor to the general assets of the borrower or guarantor, some or all of which may be pledged to satisfy other lenders. There can be no assurance that a borrower or guarantor will comply with its financial covenants or that sufficient assets will be available to pay amounts owed to us under our CRE debt and related guarantees.

•	Our due diligence may not reveal all of a borrower’s liabilities and may not reveal other weaknesses in its business. Before making a loan to a borrower, we assess the strength and skills of an entity’s management and other factors that we believe are material to the performance of the investment. This underwriting process is particularly important and subjective with respect to newly-organized entities because there may be little or no information publicly available about the entities. In making the assessment and otherwise conducting customary due diligence, we rely on the resources available to us and, in some cases, an investigation by third parties. There can be no assurance that our due diligence processes will uncover all relevant facts or that any investment will be successful. Furthermore, historic performance evaluated in connection with our underwriting process may not be indicative of future performance.

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Delays in liquidating defaulted CRE debt investments could reduce our investment returns. The occurrence of a default on a CRE debt investment could result in our taking title to collateral. However, we may not be able to take title to and sell the collateral securing the loan quickly. Taking title to collateral can be an expensive and lengthy process that could have a negative effect on the return on our investment. Borrowers often resist when lenders, such as us, seek to take title to collateral by asserting numerous claims, counterclaims and defenses, including but not limited to lender liability claims, in an effort to prolong the foreclosure action. In some states, taking title to collateral can take several years or more to resolve. At any time during a foreclosure proceeding, for instance, the borrower may file for bankruptcy, which would have the effect of staying the foreclosure action and further delaying the foreclosure process. The resulting time delay could reduce the value of our investment in the defaulted loans. Furthermore, an action to take title to collateral securing a loan is regulated by state statutes and regulations and is subject to the delays and expenses associated with

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lawsuits if the borrower raises defenses, counterclaims or files for bankruptcy. In the event of default by a borrower, these restrictions, among other things, may impede our ability to take title to and sell the collateral securing the loan or to obtain proceeds sufficient to repay all amounts due to us on the loan. In addition, we may be forced to operate any collateral for which we take title for a substantial period of time, which could be a distraction for our management team and may require us to pay significant costs associated with such collateral. We may not recover any of our investment even if we take title to collateral.

We may make certain CRE debt and securities investments that involve high risks.

We may make investments in certain assets that involve greater risks, such as transitional assets, non-performing assets and construction or development assets. These types of investments may involve greater risks than investments in stabilized, performing assets and make our future performance more difficult to predict. For example:

•	Transitional properties are often associated with floating-rate loans and increases in a borrower’s monthly payment as a result of an increase in prevailing market interest rates may make it more difficult for the borrowers with floating-rate loans to repay the loan and could increase the risk of default of their obligations under the loan.

•	Non-performing real estate assets are challenging to evaluate as they do not have a consistent stream of cash flow to support normalized debt service, lack stabilized occupancy rates and may require significant capital for repositioning. Further, strategies available to create value in a non-performing real estate investment, including development, redevelopment or lease-up of a property or negotiating a reduced payoff, may not be successful.

•	Construction loans have the potential for cost overruns, the developer’s failing to meet a project delivery schedule, market downturns and the inability of a developer to sell or refinance the project at completion in accordance with its business plan and repay our CRE debt.

In addition, we may invest in subordinate, unrated or distressed mortgage loans or unrated or non-investment grade CRE securities, which typically result from increased leverage, lack of strong operating history, borrowers’ credit history, underlying cash flow from the properties and other factors. As a result, these investments typically have higher risk of default and loss, particularly during economic downturns.

We may be subject to risks associated with future advance or capital expenditure obligations, such as declining real estate values and operating performance.

Our CRE debt investments may require us to advance future funds. We may also need to fund capital expenditures and other significant expenses for our real estate property investments. Future funding obligations subject us to significant risks, such as a decline in value of the property, cost overruns and the borrower and tenant may be unable to generate enough cash flow and execute its business plan, or sell or refinance the property, in order to repay its obligations to us. We could determine that we need to fund more money than we originally anticipated in order to maximize the value of our investment even though there is no assurance additional funding would be the best course of action. Further, future funding obligations may require us to maintain higher liquidity than we might otherwise maintain and this could reduce the overall return on our investments. We could also find ourselves in a position with insufficient liquidity to fund future obligations.

We may be unable to restructure our investments in a manner that we believe maximizes value, particularly if we are one of multiple creditors in a large capital structure.

In order to maximize value, we may be more likely to extend and work out an investment rather than pursue other remedies such as taking title to collateral. However, in situations where there are multiple creditors in large

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capital structures, it can be particularly difficult to assess the most likely course of action that a lender group or the borrower may take and it may also be difficult to achieve consensus among the lender group as to major decisions. Consequently, there could be a wide range of potential principal recovery outcomes, the timing of which can be unpredictable, based on the strategy pursued by a lender group or other applicable parties. These multiple creditor situations tend to be associated with larger loans. If we are one of a group of lenders, we may not independently control the decision making. Consequently, we may be unable to restructure an investment in a manner that we believe would maximize value.

CRE debt restructurings may reduce our net interest income.

While the U.S. economy is stronger today, a return to weak economic conditions in the future may cause our borrowers to be at increased risk of default and we, or a third party, may need to restructure loans if our borrowers are unable to meet their obligations to us and we believe restructuring is the best way to maximize value. In order to preserve long-term value, we may determine to lower the interest rate on loans in connection with a restructuring, which will have an adverse impact on our net interest income. We may also determine to extend the maturity and make other concessions with the goal of increasing overall value, however, there is no assurance that the results of our restructurings will be favorable to us. Restructuring an investment may ultimately result in us receiving less than had we not restructured the investment. We may lose some or all of our investment even if we restructure in an effort to increase value.

Our CRE debt and securities investments may be adversely affected by changes in credit spreads.

Our CRE debt we originate or acquire and securities investments we invest in are subject to changes in credit spreads. When credit spreads widen, the economic value of our investments decrease even if such investment is performing in accordance with its terms and the underlying collateral has not changed.

Provision for loan losses are difficult to estimate, particularly in a challenging economic environment.

In a challenging economic environment, we may experience an increase in provisions for loan losses and asset impairment charges, as borrowers may be unable to remain current in payments on loans and declining property values weaken our collateral. Our determination of provision for loan losses requires us to make certain estimates and judgments, which may be difficult to determine, particularly in a challenging economic environment. Our estimates and judgments are based on a number of factors, including projected cash flow from the collateral securing our CRE debt, structure, including the availability of reserves and recourse guarantees, likelihood of repayment in full at the maturity of a loan, potential for refinancing and expected market discount rates for varying property types, all of which remain uncertain and are subjective. Our estimates and judgments may not be correct, particularly during challenging economic environments, and therefore our results of operations and financial condition could be severely impacted.

Both our borrowers’ and tenants’ forms of entities may cause special risks or hinder our recovery.

Most of the borrowers for our CRE debt investments and our tenants in the real estate that we own, as well as borrowers underlying our CRE securities, are legal entities rather than individuals. The obligations these entities will owe us are typically non-recourse so we can only look to our collateral, and at times, the assets of the entity may not be sufficient to recover our investment. As a result, our risk of loss may be greater than for leases with or originators of loans made to individuals. Unlike individuals involved in bankruptcies, these legal entities will generally not have personal assets and creditworthiness at stake. As a result, the default or bankruptcy of one of our borrowers or tenants, or a general partner or managing member of that borrower or tenant may impair our ability to enforce our rights and remedies under the related mortgage or the terms of the lease agreement, respectively.

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The subordinate CRE debt we originate and invest in may be subject to risks relating to the structure and terms of the related transactions, as well as subordination in bankruptcy, and there may not be sufficient funds or assets remaining to satisfy our investments, which may result in losses to us.

We originate, structure and acquire subordinate CRE debt investments secured primarily by commercial properties, which may include subordinate mortgage loans, mezzanine loans and participations in such loans and preferred equity interests in borrowers who own such properties. We have not placed any limits on the percentage of our portfolio that may be comprised of these types of investments, which may involve a higher degree of risk than the type of assets that we expect will constitute the majority of our debt investments, namely first mortgage loans secured by real property. These investments may be subordinate to other debt on commercial property and are secured by subordinate rights to the commercial property or by equity interests in the borrower. In addition, real properties with subordinate debt may have higher loan-to-value ratios than conventional debt, resulting in less equity in the real property and increasing the risk of loss of principal and interest. If a borrower defaults or declares bankruptcy, after senior obligations are met, there may not be sufficient funds or assets remaining to satisfy our subordinate interests. Because each transaction is privately negotiated, subordinate investments can vary in their structural characteristics and lender rights. Our rights to control the default or bankruptcy process following a default will vary from transaction to transaction. The subordinate investments that we originate and invest in may not give us the right to demand taking title to collateral as a subordinate real estate debt holder. Furthermore, the presence of intercreditor agreements may limit our ability to amend our loan documents, assign our loans, accept prepayments, exercise our remedies and control decisions made in bankruptcy proceedings relating to borrowers. Similarly, a majority of the participating lenders may be able to take actions to which we object, but by which we will be bound. Even if we have control, we may be unable to prevent a default or bankruptcy and we could suffer substantial losses. Certain transactions that we originate and invest in could be particularly difficult, time consuming and costly to work out because of their complicated structure and the diverging interests of all the various classes of debt in the capital structure of a given asset.

We may make investments in assets with lower credit quality, which will increase our risk of losses.

We may invest in unrated or non-investment grade CRE securities, enter into leases with unrated tenants or participate in subordinate, unrated or distressed mortgage loans. The non-investment grade ratings for these assets typically result from the overall leverage of the loans, the lack of a strong operating history for the properties underlying the loans or securities, the borrowers’ credit history, the properties’ underlying cash flow or other factors. Because the ability of obligors of properties and mortgages, including mortgage loans underlying CMBS, to make rent or principal and interest payments may be impaired during an economic downturn, prices of lower credit quality investments and CRE securities may decline. As a result, these investments may have a higher risk of default and loss than investment grade rated assets. The existing credit support in the securitization structure may be insufficient to protect us against loss of our principal on these investments. Any loss we incur may be significant and may reduce distributions to stockholders and may adversely affect the value of our common stock.

Investments in non-performing real estate assets involve greater risks than investments in stabilized, performing assets and make our future performance more difficult to predict.

We may make investments in non-performing real estate assets in which the operating cash flow generated from the underlying property is insufficient to support current debt service payments. Traditional performance metrics of real estate assets are generally not as reliable for non-performing real estate assets as they are for performing real estate assets. Non-performing properties, for instance, do not have stabilized occupancy rates and may require significant capital for repositioning. Similarly, non-performing loans do not have a consistent stream of cash flow to support normalized debt service. In addition, for non-performing loans, often there is greater uncertainty as to the amount or timeliness of principal repayment. Borrowers will typically try to create value in a non-performing real estate investment, including by development, redevelopment or lease-up of a property. However, none of these strategies may be effective and the subject properties may never generate sufficient cash

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flow to support debt service payments. If this occurs, we may negotiate a reduced payoff, restructure the terms of the loan or enforce rights as lender and take title to collateral securing the loan with respect to CRE debt investments. It is challenging to evaluate non-performing investments, which increases the risks associated with such investments. We may suffer significant losses with respect to these investments which would negatively impact our operating performance and our ability to make distributions to stockholders.

Floating-rate CRE debt, which is often associated with transitional assets, may entail greater risks of default to us than fixed-rate CRE debt.

Floating-rate loans are often, but not always, associated with transitional properties as opposed to those with highly stabilized cash flow. Floating-rate CRE debt may have higher delinquency rates than fixed-rate loans. Borrowers with floating-rate loans may be exposed to increased monthly payments if the related interest rate adjusts upward from the initial fixed rate in effect during the initial period of the loan to the rate calculated in accordance with the applicable index and margin. Increases in a borrower’s monthly payment as a result of an increase in prevailing market interest rates may make it more difficult for the borrowers with floating-rate loans to repay the loan and could increase the risk of default of their obligations under the loan.

We may be subject to risks associated with construction lending, such as declining real estate values, cost overruns and delays in completion.

Our CRE debt investments may include loans made to developers to construct prospective projects, which may include ground-up construction or repositioning an existing asset. The primary risks to us of construction loans are the potential for cost overruns, the developer’s failing to meet a project delivery schedule, market downturns and the inability of a developer to sell or refinance the project at completion in accordance with its business plan and repay our CRE debt. These risks could cause us to have to fund more money than we originally anticipated in order to complete the project.

Insurance may not cover all potential losses on CRE investments, which may impair the value of our assets.

We generally require that each of the borrowers under our CRE debt investments obtain comprehensive insurance covering the collateral, including liability, fire and extended coverage. We also generally obtain insurance directly on any property we acquire. However, there are certain types of losses, generally of a catastrophic nature, such as earthquakes, floods and hurricanes that may be uninsurable or not economically insurable. We may not obtain, or require borrowers to obtain, certain types of insurance if it is deemed commercially unreasonable. Inflation, changes in building codes and ordinances, environmental considerations and other factors also might make it infeasible to use insurance proceeds to replace a property if it is damaged or destroyed. Further, it is possible that our borrowers could breach their obligations to us and not maintain sufficient insurance coverage. Under such circumstances, the insurance proceeds, if any, might not be adequate to restore the economic value of the property, which might decrease the value of the property and in turn impair our investment.

We may obtain only limited warranties when we purchase a property, which will increase the risk that we may lose some or all of our invested capital in the property or rental income from the property which, in turn, could materially adversely affect our business, financial condition and results from operations and our ability to make distributions to stockholders.

The seller of a property often sells such property in an “as is” condition on a “where is” basis and “with all faults,” without any warranties of merchantability or fitness for a particular use or purpose. In addition, the related real estate purchase and sale agreements may contain only limited warranties, representations and indemnifications that will only survive for a limited period after the closing. Despite our efforts, we may fail to uncover all material risks during our diligence process. The purchase of properties with limited warranties increases the risk that we may lose some or all of our invested capital in the property, as well as the loss of rental

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income from that property if an issue should arise that decreases the value of that property and is not covered by the limited warranties. If any of these results occur, it may have a material adverse effect on our business, financial condition and results of operations and our ability to make distributions to stockholders.

We depend on borrowers and tenants for a substantial portion of our revenue and, accordingly, our revenue and our ability to make distributions to stockholders will be dependent upon the success and economic viability of such borrowers and tenants.

The success of our origination or acquisition of investments significantly depends on the financial stability of the borrowers and tenants underlying such investments. The inability of a single major borrower or tenant, or a number of smaller borrowers or tenants, to meet their payment obligations could result in reduced revenue or losses. In particular, for the year ended December 31, 2016, two of our debt investments each accounted for more than 10% of our interest income during that period. A failure of the borrowers to make required interest payments to us could materially reduce our revenues and result in losses.

If we overestimate the value or income-producing ability or incorrectly price the risks of our investments, we may experience losses.

Analysis of the value or income-producing ability of a commercial property is highly subjective and may be subject to error. We value our potential investments based on yields and risks, taking into account estimated future losses on the CRE loans and the properties included in the securitization’s pools or select CRE equity investments and the estimated impact of these losses on expected future cash flow and returns. In the event that we underestimate the risks relative to the price we pay for a particular investment, we may experience losses with respect to such investment.

Lease defaults, terminations or landlord-tenant disputes may reduce our income from our real estate investments.

The creditworthiness of tenants in our real estate investments has been, or could become, negatively impacted as a result of challenging economic conditions or otherwise, which could result in their inability to meet the terms of their leases. Lease defaults or terminations by one or more tenants may reduce our revenues unless a default is cured or a suitable replacement tenant is found promptly. In addition, disputes may arise between the landlord and tenant that result in the tenant withholding rent payments, possibly for an extended period. These disputes may lead to litigation or other legal procedures to secure payment of the rent withheld or to evict the tenant. Upon a lease default, we may have limited remedies, be unable to accelerate lease payments and have limited or no recourse against a guarantor. Tenants as well as guarantors may have limited or no ability to satisfy any judgments we may obtain. We may also have duties to mitigate our losses and we may not be successful in that regard. Any of these situations may result in extended periods during which there is a significant decline in revenues or no revenues generated by a property. If this occurred, it could adversely affect our results of operations.

A significant portion of our leases may expire in the same year.

A significant portion of the leases for our real estate investments may expire in the same year. For certain of our properties, such as multifamily and student housing, leases are short term in nature and therefore subject to heightened lease turnover risk. As a result, we could be subject to a sudden and material change in value of our real estate investments and available cash flow from such investments in the event that these leases are not renewed or in the event that we are not able to extend or refinance the mortgage notes payable on the properties that are subject to these leases.

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We may not be able to relet or renew leases at the properties underlying CRE debt investments or the properties held by us on favorable terms, or at all.

Our investments in real estate will be pressured if economic conditions and rental markets continue to be challenging. For instance, upon expiration or early termination of leases for space located at our properties, the space may not be relet or, if relet, the terms of the renewal or reletting (including the cost of required renovations or concessions to tenants) may be less favorable than current lease terms. We may be receiving above market rental rates which will decrease upon renewal, which will adversely impact our income and could harm our ability to service our debt and operate successfully. Weak economic conditions would likely reduce tenants’ ability to make rent payments in accordance with the contractual terms of their leases and lead to early termination of leases. Furthermore, commercial space needs may contract, resulting in lower lease renewal rates and longer releasing periods when leases are not renewed. Any of these situations may result in extended periods where there is a significant decline in revenues or no revenues generated by a property. Additionally, to the extent that market rental rates are reduced, property-level cash flow would likely be negatively affected as existing leases renew at lower rates. If we are unable to relet or renew leases for all or substantially all of the space at these properties, if the rental rates upon such renewal or reletting are significantly lower than expected, or if our reserves for these purposes prove inadequate, we will experience a reduction in net income and may be required to reduce or eliminate cash distributions to stockholders.

The bankruptcy, insolvency or financial deterioration of any of our tenants could significantly delay our ability to collect unpaid rents or require us to find new tenants.

Our financial position and our ability to make distributions to stockholders may be adversely affected by financial difficulties experienced by any of our major tenants, including bankruptcy, insolvency or a general downturn in the business, or in the event any of our major tenants do not renew or extend their relationship with us as their lease terms expire.

We are exposed to the risk that our tenants may not be able to meet their obligations to us or other third parties, which may result in their bankruptcy or insolvency. Although our leases and loans permit us to evict a tenant, demand immediate repayment and pursue other remedies, bankruptcy laws afford certain rights to a party that has filed for bankruptcy or reorganization. A tenant in bankruptcy may be able to restrict our ability to collect unpaid rents or interest during the bankruptcy proceeding. Furthermore, dealing with a tenants’ bankruptcy or other default may divert management’s attention and cause us to incur substantial legal and other costs.

Bankruptcy laws provide that a debtor has the option to assume or reject an unexpired lease within a certain period of time of filing for bankruptcy, but generally requires such assumption or rejection to be made in its entirety. Thus, a debtor cannot choose to keep the beneficial provisions of a contract while rejecting the burdensome ones; the contract must be assumed or rejected as a whole. However, where under applicable law a contract (even though it is contained in a single document) is determined to be divisible or severable into different agreements, or similarly, where a collection of documents is determined to constitute separate agreements instead of a single, integrated contract, then in those circumstances a debtor/trustee may be allowed to assume some of the divisible or separate agreements while rejecting the others. If the debtor has the ability, and chooses, to assume some of the divisible agreement while rejecting the other divisible agreements, or if a non-debtor tenant is unable to comply with the terms of an agreement, we may be forced to modify the agreements in ways that are unfavorable to us.

Because real estate investments are relatively illiquid, we may not be able to vary our portfolio in response to changes in economic and other conditions, which may result in losses to us.

Many of our investments are illiquid. A variety of factors could make it difficult for us to dispose of any of our assets on acceptable terms even if a disposition is in the best interests of stockholders. We cannot predict whether we will be able to sell any property for the price or on the terms set by us or whether any price or other terms

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offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a property. Certain properties may also be subject to transfer restrictions that materially restrict us from selling that property for a period of time or impose other restrictions, such as a limitation on the amount of financing that can be placed or repaid on that property. We may be required to expend cash to correct defects or to make improvements before a property can be sold, and we cannot assure that we will have cash available to correct those defects or to make those improvements. The Internal Revenue Code also places limits on our ability to sell certain properties held for fewer than two years.

Borrowers under certain of our CRE debt investments may give their tenants or other persons similar rights with respect to the collateral. Similarly, we may also determine to give our tenants a right of first refusal or similar options. Such rights could negatively affect the residual value or marketability of the property and impede our ability to sell the collateral or the property.

As a result, our ability to sell investments in response to changes in economic and other conditions could be limited. To the extent we are unable to sell any property for its book value or at all, we may be required to take a non-cash impairment charge or loss on the sale, either of which would reduce our earnings. Limitations on our ability to respond to adverse changes in the performance of our investments may have a material adverse effect on our business, financial condition and results of operations and our ability to make distributions to stockholders.

To the extent capital improvements are not undertaken, the ability of our tenants to manage our properties effectively and on favorable terms may be affected, which in turn could materially adversely affect our business, financial conditions and results of operations and our ability to make distributions to stockholders.

To the extent capital improvements are not undertaken or are deferred, occupancy rates and the amount of rental and reimbursement income generated by the property may decline, which would negatively impact the overall value of the affected property. We may be forced to incur unexpected significant expense to maintain properties that are net leased. Any of these events could have a material adverse effect on our business, financial condition and results of operations and our ability to make distributions to stockholders.

Environmental compliance costs and liabilities associated with our properties or our real estate-related investments may materially impair the value of our investments and expose us to liability.

Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner of real property, such as us and our tenants, may be liable in certain circumstances for the costs of investigation, removal or remediation of, or related releases of, certain hazardous or toxic substances, including materials containing asbestos, at, under or disposed of in connection with such property, as well as certain other potential costs relating to hazardous or toxic substances, including government fines and damages for injuries to persons and adjacent property. In addition, some environmental laws create a lien on the contaminated site in favor of the government for damages and the costs it incurs in connection with the contamination. These laws often impose liability without regard to whether the owner knew of, or was responsible for, the presence or disposal of such substances and liability may be imposed on the owner in connection with the activities of a tenant at the property. The presence of contamination or the failure to remediate contamination may adversely affect our or our tenants’ ability to sell or lease real estate, or to borrow using the real estate as collateral, which, in turn, could reduce our revenues. We, or our tenants, as owner of a site, including if we take ownership through foreclosure, may be liable under common law or otherwise to third parties for damages and injuries resulting from environmental contamination emanating from the site. The cost of any required investigation, remediation, removal, fines or personal or property damages and our or our tenants’ liability could significantly exceed the value of the property without any limits.

The scope of the indemnification our tenants have agreed to provide us may be limited. For instance, some of our agreements with our tenants do not require them to indemnify us for environmental liabilities arising before the

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tenant took possession of the premises. Further, we cannot assure stockholders that any such tenant would be able to fulfill its indemnification obligations. If we were deemed liable for any such environmental liabilities and were unable to seek recovery against our tenant, our business, financial condition and results of operations could be materially and adversely affected.

Furthermore, we may invest in real estate, or mortgage loans secured by real estate, with environmental problems that materially impair the value of the real estate. Even as a lender, if we take title to collateral with environmental problems or if other circumstances arise, we could be subject to environmental liability. There are substantial risks associated with such an investment.

Our joint venture partners could take actions that decrease the value of an investment to us and lower our overall return.

We currently have, and may in the future enter into, joint ventures with third parties, affiliates of our Advisor and other Managed Companies to make investments. We may also make investments in partnerships or other co-ownership arrangements or participations. Such investments may involve risks not otherwise present with other methods of investment, including, for instance, the following risks:

•	our joint venture partner in an investment could become insolvent or bankrupt;

•	fraud or other misconduct by our joint venture partners;

•	we may share decision-making authority with our joint venture partner regarding certain major decisions affecting the ownership of the joint venture and the joint venture property, such as the sale of the property or the making of additional capital contributions for the benefit of the property, which may prevent us from taking actions that are opposed by our joint venture partner;

•	such joint venture partner may at any time have economic or business interests or goals that are or that become in conflict with our business interests or goals, including for example the operation of the properties;

•	such joint venture partner may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives;

•	our joint venture partners may be structured differently than us for tax purposes and this could create conflicts of interest and risk to our REIT status;

•	we may rely upon our joint venture partners to manage the day-to-day operations of the joint venture and underlying assets, as well as to prepare financial information for the joint venture and any failure to perform these obligations may have a negative impact our performance and results of operations;

•	our joint venture partner may experience a change of control, which could result in new management of our joint venture partner with less experience or conflicting interests to ours and be disruptive to our business;

•	the terms of our joint ventures could restrict our ability to sell or transfer our interest to a third party when we desire on advantageous terms, which could result in reduced liquidity;

•	our joint venture partners may not have sufficient personnel or appropriate levels of expertise to adequately support our initiatives; and

•	to the extent we partner with other Managed Companies, our Sponsor may have conflicts of interest that may not be resolved in our favor.

Any of the above might subject us to liabilities and thus reduce our returns on our investment with that joint venture partner. In addition, disagreements or disputes between us and our joint venture partner could result in litigation, which could increase our expenses and potentially limit the time and effort our officers and directors are able to devote to our business.

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Further, in some instances, we and/or our partner may have the right to trigger a buy-sell arrangement, which could cause us to sell our interest, or acquire our partner’s interest, at a time when we otherwise would not have initiated such a transaction. Our ability to acquire our partner’s interest may be limited if we do not have sufficient cash, available borrowing capacity or other capital resources. In such event, we may be forced to sell our interest in the joint venture when we would otherwise prefer to retain it.

We have in the past and expect to continue to make opportunistic investments that may involve asset classes and structures with which we have less familiarity, thereby increasing our risk of loss.

We have in the past and may continue to make opportunistic investments that may involve asset classes and structures with which we have less familiarity. When investing in asset classes with which we have limited or no prior experience, we may not be successful in our diligence and underwriting efforts. We may also be unsuccessful in preserving value, especially if conditions deteriorate, and we may expose ourselves to unknown substantial risks. Furthermore, these assets could require additional management time and attention relative to assets with which we are more familiar. All of these factors increase our risk of loss.

We have significant investments in joint ventures owning real estate private equity funds and there is no assurance these investments will achieve the returns expected upon initial execution of the respective investments.

As of December 31, 2016, $176.3 million of our assets were invested in PE Investments. The success of our PE Investments in general is subject to a variety of risks, including, without limitation, risks related to: (i) the quality of the management of the portfolio funds in which we invest and the ability of such management to successfully select investment opportunities; (ii) general economic conditions; and (iii) the ability of the portfolio funds and, if applicable, us, to liquidate investments on favorable terms or at all. Factors that could cause actual results to differ materially from our expectations include, but are not limited to, the possibility that: (a) the agreed upon NAV does not necessarily reflect the fair value of the fund interests on such date and the current fair value could be materially different; (b) the actual amount of future capital commitments underlying all of the fund interests that will be called and funded by us could vary materially from our expectations; and (c) because, among other matters, the sponsors of the private equity funds, rather than us, will control the investments in those funds, we could lose some or all of our investment. Furthermore, the timing in which we will realize proceeds, if any, from our PE Investments could differ materially from expectations and our actual yield could be substantially lower than our assumed yield. There can be no assurance that the management team of a portfolio fund or any successor will be able to operate the portfolio fund in accordance with our expectations or that we will be able to recover on our investments. In addition, investments in a real estate private equity fund generally will entail the payment of certain expenses, plus management fees and carried interest to the general partner or investment manager of the fund, which are in addition to the fees and expenses incurred directly by us. In certain cases, as a result of our Sponsor’s recently completed merger with Colony, the general partner or investment manager of the fund may be our Sponsor. Such fees and expenses reduce our returns. Furthermore, we have and may continue to acquire PE Investments as co-investments with our Sponsor or other Managed Companies, which increases the likelihood that our Advisor could have conflicts of interest with that company.

Our acquisitions of PE Investments in Secondary Transactions (as defined below) are based on available information and assumptions.

We generally will acquire PE Investments from one or more sellers who is/are existing limited partners in the portfolio funds in one or more transactions on the secondary market, or Secondary Transactions. The overall performance of PE Investments acquired in a Secondary Transaction will depend largely on the acquisition price paid for such PE Investments, which may be negotiated based on incomplete or imperfect information, including valuations provided by the portfolio fund managers, which may be based on interim unaudited financial statements, research, market data or other information available to the manager. Such information may prove to be incomplete or imperfect, which could adversely affect the performance of the PE Investments. Additionally, in

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determining the acquisition price, we will be relying on certain assumptions with respect to the investments held by the portfolio funds, projected exit dates, future operating results, market conditions, the timing and manner of dispositions and other similar considerations. Actual realized returns on PE Investments will depend on various factors, including future operating results, market conditions at the time of disposition, legal and contractual restrictions on transfer that may limit liquidity, any related transaction costs, and the timing and manner of disposition, all of which may materially differ from the assumptions on which we relied in negotiating the acquisition price.

We may agree to a deferred component of the purchase price for the acquisition of a PE Investment, which increases our leverage and may create additional risks.

We may agree with a seller for all or a portion of the purchase price for a PE Investment acquired in a Secondary Transaction to be paid by over a period of time, or a Deferred Purchase Price Acquisition, which increases our leverage by the amount of the deferred payment obligation. In addition, the terms of any Deferred Purchase Price Acquisition may require us to pay all or a portion of cash flows received from the portfolio funds to the seller to reduce the unpaid purchase price. Therefore, there may be little or no near term cash flow available to us following the PE Investment.

PE Investments acquired in Secondary Transactions may include a pool of portfolio funds that are acquired on an “all or nothing” basis.

We may have the opportunity to acquire a portfolio of portfolio funds from a seller on an “all or nothing” basis. Certain of the portfolio funds in the portfolio may be less attractive (for commercial, tax, legal or other reasons) than others, and certain of the sponsors of such portfolio funds may be more familiar to us than others, or may be more experienced or highly regarded than others. In such cases, it may not be possible for us to carve out from such purchases those investments which we consider (for commercial, tax, legal or other reasons) less attractive. In addition, because the purchaser in a Secondary Transaction generally will step into the position of the seller, we generally will not have the ability to modify or amend a portfolio fund’s constituent documents (e.g. limited partnership agreement) or otherwise negotiate the legal or economic terms of the interests being acquired. Additionally, our acquisition of portfolio funds in a Secondary Transaction will generally be subject to the consent of each portfolio fund manager and may, in some cases, be subject to rights of first refusal or similar rights by existing portfolio fund investors. In the event a portfolio fund manager withholds its consent to a transfer to us or the investors in a portfolio fund exercise any rights of first refusal to acquire all or a portion of the interests to be transferred to us, it could adversely impact the performance of the PE Investment portfolio and us.

PE Investments are short-lived assets and we may not be able to reinvest capital in comparable investments.

As of December 31, 2016, our PE Investments have a weighted average life of approximately 1.6 years based on our projections and assumptions. Because these PE Investments are short-lived, we may be unable to reinvest the distributions received from the portfolio funds in investments with similar returns, which could adversely impact our performance.

We invest in CRE securities, including CMBS and other subordinate securities, which entail certain heightened risks.

We invest in a variety of CRE securities, including CMBS and other subordinate securities, subject to the first risk of loss if any losses are realized on the underlying mortgage loans. CMBS entitle the holders thereof to receive payments that depend primarily on the cash flow from a specified pool of commercial or multifamily mortgage loans. Consequently, CMBS and other CRE securities will be adversely affected by payment defaults, delinquencies and losses on the underlying mortgage loans, which increase during times of economic stress and uncertainty. Furthermore, if the rental and leasing markets deteriorate, including by decreasing occupancy rates

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and decreasing market rental rates, it could reduce cash flow from the mortgage loan pools underlying our CMBS investments. The market for CRE securities is dependent upon liquidity for refinancing and may be negatively impacted by a slowdown in new issuance.

Additionally, CRE securities such as CMBS may be subject to particular risks, including lack of standardized terms and payment of all or substantially all of the principal only at maturity rather than regular amortization of principal. The value of CRE securities may change due to shifts in the market’s perception of issuers and regulatory or tax changes adversely affecting the CRE debt market as a whole. Additional risks may be presented by the type and use of a particular commercial property, as well as the general risks relating to the net operating income from and value of any commercial property. The exercise of remedies and successful realization of liquidation proceeds relating to CRE securities may be highly dependent upon the performance of the servicer or special servicer. Expenses of enforcing the underlying mortgage loan (including litigation expenses) and expenses of protecting the properties securing the loan may be substantial. Consequently, in the event of a default or loss on one or more loans contained in a securitization, we may not recover a portion or all of our investment. Ratings for CRE securities can also adversely affect their value.

We may change our targeted investments and investment guidelines without stockholder consent and make riskier investments.

Our board of directors may change our targeted investments and investment guidelines at any time without the consent of stockholders, which could result in our making investments that are different from, and possibly riskier than, the investments described in this Annual Report on Form 10-K. A change in our targeted investments or investment guidelines may increase our exposure to interest rate risk, default risk and real estate market fluctuations, all of which could adversely affect the value of our common stock and our ability to make distributions to stockholders.

We may invest in CDO notes, which may involve significant risks.

We may invest in CDO notes which are multiple class securities secured by pools of assets, such as CMBS, mortgage loans, subordinate mortgage and mezzanine loans and REIT debt. Like typical securitization structures, in a CDO, the assets are pledged to a trustee for the benefit of the holders of the CDO bonds. Like CMBS, CDO notes are affected by payments, defaults, delinquencies and losses on the underlying loans or securities. CDOs often have reinvestment periods that typically last for five years during which proceeds from the sale of a collateral asset may be invested in substitute collateral. Upon termination of the reinvestment period, the static pool functions very similarly to a CMBS where repayment of principal allows for redemption of bonds sequentially. To the extent we may invest in the equity interest of a CDO, we will be entitled to all of the income generated by the CDO after the CDO pays all of the interest due on the senior securities and its expenses. However, there may be little or no income or principal available to the holders of CDO equity interests if defaults or losses on the underlying collateral exceed a certain amount. In that event, the value of our investment in any equity interest of a CDO could decrease substantially. In addition, the equity interests of CDOs are illiquid and often must be held by a REIT and because they represent a leveraged investment in the CDO’s assets, the value of the equity interests will generally have greater fluctuations than the value of the underlying collateral. Moreover, CDO notes generally do not qualify as real estate assets for purposes of the gross asset and income requirements that apply to REITs, which could adversely affect our ability to qualify for tax treatment as a REIT.

Some of our investments are carried at estimated fair value as determined by us and, as a result, there may be uncertainty as to the value of these investments.

Some of our investments are recorded at fair value but have limited liquidity or are not publicly traded. The fair value of these investments that have limited liquidity or are not publicly traded may not be readily determinable. We estimate the fair value of these investments on a quarterly basis. Because such valuations are inherently uncertain, may fluctuate over short periods of time and may be based on numerous estimates and assumptions,

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our determinations of fair value may differ materially from the values that would have been used if a readily available market for these securities existed. If our determination regarding the fair value of these investments are materially different than the values that we ultimately realize upon their disposal, this could have a material adverse effect on our business, financial condition and results of operations and our ability to make distributions to stockholders.

The price we pay for acquisitions of real property and the terms of our debt investments will be based on our projections of market demand, occupancy and rental income, as well as on market factors, and our return on our investment may be lower than expected if any of our projections are inaccurate.

The price we pay for real property investments and the terms of our debt investments will be based on our projections of market demand, occupancy levels, rental income, the costs of any development, redevelopment or renovation of a property, borrower expertise and other factors. In addition, as the real estate market continues to strengthen with the improvement of the U.S. economy, we will face increased competition, which may drive up prices for real estate assets or make loan origination terms less favorable to us. If any of our projections are inaccurate or we ascribe a higher value to assets and their value subsequently drops or fails to rise because of market factors, returns on our investment may be lower than expected and could experience losses.

Risks Related to Our Financing Strategy

We may not be able to access financing sources on attractive terms, if at all, which could adversely affect our ability to execute our business plan.

We require outside capital to fund and grow our business. Our business may be adversely affected by disruptions in the debt and equity capital markets and institutional lending market, including the lack of access to capital or prohibitively high costs of obtaining or replacing capital. A primary source of liquidity for us has been the debt and equity capital markets. Access to the capital markets and other sources of liquidity were severely disrupted during the recession that began in 2008. While there have been improvements from that recession, increasing concerns over diminished economic growth, inflation and worldwide economic conditions have recently resulted in a significant deterioration in the markets, and our access to the capital markets could be limited in the future. We cannot assure stockholders that financing will be available on acceptable terms, if at all, or that we will be able to satisfy the conditions precedent required to use our credit facilities, which could reduce the number, or alter the type, of investments that we would make otherwise. This may reduce our income. To the extent that financing proves to be unavailable when needed, we may be compelled to modify our investment strategy to optimize the performance of our portfolio. If we cannot obtain sufficient debt and equity capital on acceptable terms, our ability to grow our business, operate and make distributions to stockholders could be severely impacted.

Our portfolio is highly leveraged, which may adversely affect our return on our investments and may reduce cash available for distribution.

We leverage our portfolio generally through the use of securitization financing transactions and our credit facilities. The type and percentage of financing varies depending on our ability to obtain credit and the lender’s estimate of the stability of the portfolio’s cash flow. High leverage can, particularly during difficult economic times, increase our risk of loss and harm our liquidity. Moreover, we may have to incur more recourse borrowings, including recourse borrowings that are subject to mark-to-market risk, in order to obtain financing for our business.

We may not successfully align the maturities of our liabilities with the maturities on our assets, which could harm our operating results and financial condition.

Our general financing strategy is focused on the use of “match-funded” structures. This means that we seek to align the maturities of our liabilities with the maturities on our assets in order to manage the risks of being forced

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to refinance our liabilities prior to the maturities of our assets. In addition, we plan to match interest rates on our assets with like-kind borrowings, so fixed-rate investments are financed with fixed-rate borrowings and floating-rate assets are financed with floating-rate borrowings, directly or indirectly through the use of interest rate swaps, caps and other financial instruments or through a combination of these strategies. We may fail to appropriately employ match-funded structures on favorable terms, or at all. We may also determine not to pursue a fully match-funded strategy with respect to a portion of our financings for a variety of reasons. If we fail to appropriately employ match-funded strategies or determine not to pursue such a strategy, our exposure to interest rate volatility and exposure to matching liabilities prior to the maturity of the corresponding asset may increase substantially, which could harm our operating results, liquidity and financial condition.

Our performance can be negatively affected by fluctuations in interest rates and shifts in the yield curve may cause losses.

Our financial performance is influenced by changes in interest rates, in particular, as such changes may affect our CRE securities, floating-rate borrowings and CRE debt to the extent such debt does not float as a result of floors or otherwise. Changes in interest rates, including changes in expected interest rates or “yield curves,” affect our business in a number of ways. Changes in the general level of interest rates can affect our net interest income, which is the difference between the interest income earned on our interest-earning assets and the interest expense incurred in connection with our interest-bearing borrowings and hedges. Changes in the level of interest rates also can affect, among other things, our ability to acquire CRE securities, acquire or originate CRE debt at attractive prices and enter into hedging transactions. Also, if market interest rates increase, the interest rate on any variable rate borrowings will increase and will create higher debt service requirements, which would adversely affect our cash flow and could adversely impact our results of operations. Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political conditions and other factors beyond our control.

Interest rate changes may also impact our net book value as our CRE securities and hedge derivatives are recorded at fair value each quarter. Generally, as interest rates increase, the value of our fixed rate securities decreases, which will decrease the book value of our equity.

Furthermore, shifts in the U.S. Treasury yield curve reflecting an increase in interest rates would also affect the yield required on our CRE securities and therefore their value. For instance, increasing interest rates would reduce the value of the fixed rate assets we hold at the time because the higher yields required by increased interest rates result in lower market prices on existing fixed rate assets in order to adjust the yield upward to meet the market and vice versa. This would have similar effects on our CRE securities portfolio and our financial position and operations as a change in interest rates generally.

In a period of rising interest rates, our interest expense could increase while the interest we earn on our fixed-rate assets or LIBOR capped floating rate assets would not change, which would adversely affect our profitability.

Our operating results depend in large part on differences between the income from our assets less our operating costs, reduced by any credit losses and financing costs. Income from our assets may respond more slowly to interest rate fluctuations than the cost of our borrowings. Consequently, changes in interest rates, particularly short-term interest rates, may adversely influence our net income. Increases in these rates may decrease our net income. Interest rate fluctuations resulting in our interest expense exceeding the income from our assets would result in operating losses for us and may limit our ability to make distributions to stockholders. In addition, if we need to repay existing borrowings during periods of rising interest rates, we could be required to liquidate one or more of our investments at times that may not permit realization of the maximum return on those investments, which would adversely affect our profitability.

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Hedging against interest rate and currency exposure may adversely affect our earnings, limit our gains or result in losses, which could adversely affect cash available for distribution to stockholders.

We may enter into swap, cap or floor agreements or pursue other interest rate or currency hedging strategies. Our hedging activity will vary in scope based on interest rate levels, currency exposure, the type of investments held and other changing market conditions. Interest rate and/or currency hedging may fail to protect or could adversely affect us because, among other things:

•	interest rate and/or currency hedging can be expensive, particularly during periods of rising and volatile interest rates;

•	available interest rate and/or currency hedging may not correspond directly with the interest rate risk for which protection is sought;

•	the duration of the hedge may not match the duration of the related liability or asset;

•	our hedging opportunities may be limited by the treatment of income from hedging transactions under the rules determining REIT qualification;

•	the credit quality of the party owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction;

•	the counterparties with which we trade may cease making markets and quoting prices in such instruments, which may render us unable to enter into an offsetting transaction with respect to an open position;

•	the party owing money in the hedging transaction may default on its obligation to pay; and

•	we may purchase a hedge that turns out not to be necessary, i.e., a hedge that is out of the money.

Any hedging activity we engage in may adversely affect our earnings, which could adversely affect cash available for distribution to stockholders. Therefore, while we may enter into such transactions to seek to reduce interest rate and/or currency risks, unanticipated changes in interest rates or exchange rates may result in poorer overall investment performance than if we had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged or liabilities being hedged may vary materially. Moreover, for a variety of reasons, we may not be able to establish a perfect correlation between hedging instruments and the investments being hedged. Any such imperfect correlation may prevent us from achieving the intended hedge and expose us to risk of loss. We may also be exposed to liquidity issues as a result of margin calls or settlement of derivative hedges. Our hedging activities, if not undertaken in compliance with certain federal income tax requirements, could also adversely affect our ability to qualify for taxation as a REIT.

Hedging instruments often are not traded on regulated exchanges, guaranteed by an exchange or its clearinghouse or regulated by any U.S. or foreign governmental authorities and involve risks and costs.

The cost of using hedging instruments increases as the period covered by the instrument lengthens and during periods of rising and volatile interest rates. We may increase our hedging activity and thus increase our hedging costs during periods when interest rates are volatile or rising and hedging costs have increased. In addition, hedging instruments involve risk since they often are not traded on regulated exchanges, guaranteed by an exchange or its clearing house, or regulated by any U.S. or foreign governmental authorities. Consequently, there are no regulatory or statutory requirements with respect to record keeping, financial responsibility or segregation of customer funds and positions. Furthermore, the enforceability of agreements underlying derivative transactions may depend on compliance with applicable statutory, commodity and other regulatory requirements and, depending on the identity of the counterparty, applicable international requirements. The business failure of a hedging counterparty with whom we enter into a hedging transaction will most likely result in a default. Default by a party with whom we enter into a hedging transaction may result in the loss of unrealized profits and

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force us to cover our resale commitments, if any, at the then current market price. It may not always be possible to dispose of or close out a hedging position without the consent of the hedging counterparty and we may not be able to enter into an offsetting contract in order to cover our risk. We cannot assure stockholders that a liquid secondary market will exist for hedging instruments purchased or sold, and we may be required to maintain a position until exercise or expiration, which could result in losses.

Refer to the below risk factor “The direct or indirect effects of the Dodd-Frank Act, enacted in July 2010 for the purpose of stabilizing or reforming the financial markets, may have an adverse effect on our interest rate hedging activities” for a discussion of how the Dodd-Frank Wall Street Reform Act, or the Dodd-Frank Act, may affect the use of hedging instruments.

We use short-term borrowings to finance our investments and we may need to use such borrowings for extended periods of time to the extent we are unable to access long-term financing. This may expose us to increased risks associated with decreases in the fair value of the underlying collateral, which could have an adverse impact on our results of operations.

While we have and may continue to seek non-recourse, non-mark-to-market, long-term financing through securitization financing transactions or other structures, such financing may be unavailable to us on favorable terms or at all. Consequently, we may be dependent on short-term financing arrangements that are not matched in duration to our financial assets. Short-term borrowing through repurchase arrangements, credit facilities and other types of borrowings may put our assets and financial condition at risk. Furthermore, the cost of borrowings may increase substantially if lenders view us as having increased credit risk during periods of market distress. Any such short-term financing may also be recourse to us, which will increase the risk of our investments. We currently have three Term Loan Facilities that provide for an aggregate of up to $550.0 million to finance loan originations and three CMBS Credit Facilities to finance the acquisition of CMBS. As of December 31, 2016, we have $323.0 million of available borrowings under our Term Loan Facilities and $22.2 million borrowings outstanding under our CMBS Credit Facilities. We may obtain additional facilities and increase our lines of credit on existing facilities in the future.

In addition, the value of assets underlying any such short-term financing may be marked-to-market periodically by the lender, including on a daily basis. To the extent these financing arrangements contain mark-to-market provisions, if the market value of the investments pledged by us declines due to credit quality deterioration, we may be required by our lenders to provide additional collateral or pay down a portion of our borrowings. In a weakening economic environment, we would generally expect credit quality and the value of the investment that serves as collateral for our financing arrangements to decline, and in such a scenario, it is likely that the terms of our financing arrangements would require partial repayment from us, which could be substantial.

These facilities may also be restricted to financing certain types of assets, such as first mortgage loans, which could impact our asset allocation. In addition, such short-term borrowing facilities may limit the length of time that any given asset may be used as eligible collateral. As a result, we may not be able to leverage our assets as fully as we would choose, which could reduce our return on assets. Further, such borrowings may require us to maintain a certain amount of cash reserves or to set aside unleveraged assets sufficient to maintain a specified liquidity position that would allow us to satisfy our collateral obligations. Currently, our Term Loan Facilities provide for an unrestricted cash covenant of at least $3.75 million and a maximum of $22.5 million. In the event that we are unable to meet the collateral obligations for our short-term borrowings, our financial condition could deteriorate rapidly.

We use leverage in connection with our investments, which increases the risk of loss associated with our investments and may significantly impact our liquidity position.

We use a variety of structures to finance our investments. We finance the origination and acquisition of a portion of our investments with our credit facilities, securitization financing transactions and other term borrowings,

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including repurchase agreements. Although the use of leverage may enhance returns and increase the number of investments that we can make, it may also substantially increase the risk of loss. Our ability to execute this strategy depends on various conditions in the financing markets that are beyond our control, including liquidity and credit spreads. We may be unable to obtain additional financing on favorable terms or, with respect to our investments, on terms that parallel the maturities of the debt originated or acquired, if we are able to obtain additional financing at all. If our strategy is not viable, we will have to find alternative forms of long-term financing for our assets, as secured revolving credit facilities and repurchase agreements may not accommodate long-term financing. This could subject us to more restrictive recourse borrowings and the risk that debt service on less efficient forms of financing would require a larger portion of our cash flow, thereby reducing cash available for distribution to stockholders, for our operations and for future business opportunities.

We may also seek securitization financing transactions with respect to some of our investments, but we may be unable to do so on favorable terms, if at all. If alternative financing is not available on favorable terms, or at all, we may have to liquidate assets at unfavorable prices to pay off such financing. Our return on our investments and cash available for distribution to stockholders may be reduced to the extent that changes in market conditions cause the cost of our financing to increase relative to the earnings that we can derive from the assets we originate or acquire.

Further, short-term borrowing through repurchase agreements, credit facilities and other borrowings may put our assets and financial condition at risk. Repurchase agreements economically resemble short-term, floating-rate financing and usually require the maintenance of specific loan-to-collateral value ratios. Posting additional collateral to support our financing arrangements could significantly reduce our liquidity and limit our ability to leverage our assets. In the event we do not have sufficient liquidity to meet such requirements, our lenders can accelerate our borrowings, which could have a material adverse effect on our business and operations.

Some of our credit facilities contain recourse obligations and any default could materially adversely affect our business, liquidity and financial condition.

We finance certain of our CRE investments through the use of repurchase agreements with one or more financial institutions. Obligations under certain repurchase agreements could be recourse obligations to us and any default thereunder could result in margin calls and further force a liquidation of assets at times when the pricing may be unfavorable to us. Our default under such repurchase agreements could negatively impact our business, liquidity and financial condition.

Lenders may require us to enter into restrictive covenants relating to our operations, which could limit our ability to make distributions to stockholders.

When providing financing, a lender may impose restrictions on us that affect our distribution and operating policies and our ability to incur additional borrowings. Financing arrangements that we may enter into may contain covenants that limit our ability to further incur borrowings and restrict distributions to stockholders or that prohibit us from discontinuing insurance coverage or replacing our Advisor. Our credit facilities contain financial covenants, including a minimum unrestricted cash covenant. These or other limitations would decrease our operating flexibility and our ability to achieve our operating objectives, including making distributions to stockholders.

We are subject to risks associated with obtaining mortgage financing on our real estate, which could materially adversely affect our business, financial condition and results of operations and our ability to make distributions to stockholders.

As of December 31, 2016, our real estate portfolio had $396.6 million of total mortgage financing. We are subject to risks normally associated with financing, including the risks that our cash flow is insufficient to make timely payments of interest or principal, that we may be unable to refinance existing borrowings or support

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collateral obligations and that the terms of refinancing may not be as favorable as the terms of existing borrowing. If we are unable to refinance or extend principal payments due at maturity or pay them with proceeds from other capital transactions or the sale of the underlying property, our cash flow may not be sufficient in all years to make distributions to stockholders and to repay all maturing borrowings. Furthermore, if prevailing interest rates or other factors at the time of refinancing result in higher interest rates upon refinancing, the interest expense relating to that refinanced borrowing would increase, which could reduce our profitability, result in losses and negatively impact the amount of distributions we are able to pay to stockholders. Moreover, additional financing increases the amount of our leverage, which could negatively affect our ability to obtain additional financing in the future or make us more vulnerable in a downturn in our results of operations or the economy generally.

We have broad authority to use leverage and high levels of leverage could hinder our ability to make distributions and decrease the value of stockholders’ investment.

Our charter does not limit us from utilizing financing until our borrowings exceed 300% of our net assets, which is generally expected to approximate 75% of the aggregate cost of our investments, before deducting loan loss reserves, other non-cash reserves and depreciation. Further, we can incur financings in excess of this limitation with the approval of a majority of the stockholders who vote on the proposal. High leverage levels would cause us to incur higher interest charges and higher debt service payments and the agreements governing our borrowings may also include restrictive covenants. These factors could limit the amount of cash we have available to distribute to stockholders and could result in a decline in the value of stockholders’ investment.

We may be unable to complete additional securitization financing transactions due to, among other things, a decrease in liquidity in the CRE market.

We historically accessed the securitization markets to finance our CRE debt investments with non-recourse, non-mark to market, permanent financing which were structured as a CMBS. In November 2012, August 2013 and November 2016, we entered into or participated in securitization financing transactions, however, we may be unable to complete similar transactions in the future due to several factors, including decreased liquidity in the CRE market. If we are unsuccessful in accessing this market, we may be exposed to less favorable financing terms, if any, which could adversely affect our business.

If we breach representations or warranties that we made in our securitization financing transaction, our financial condition could be harmed.

In November 2016, we entered into a securitization financing transaction, in which a subsidiary of ours made certain customary representations, warranties and covenants. If there is a breach of those representations and warranties or a defect in the documentation of any of the contributed assets, which breach or defect materially and adversely affects the value of the subject contributed asset, then we will be required to either cure the breach, repurchase the affected contributed asset from the issuing entity, replace the affected contributed asset with another asset or make a loss of value payment, as the case may be. Any such loss could be material and have an adverse effect on our financial condition.

We may enter into similar transactions in the future and those transactions could likely entail similar and other substantial risks.

Risks Related to Our Company

Any adverse changes in our Sponsor’s financial health, the public perception of our Sponsor, or our relationship with our Sponsor or its affiliates could hinder our operating performance and the return on stockholders’ investment.

We have engaged our Advisor to manage our operations and our investments. Our ability to achieve our investment objectives and to pay distributions is dependent upon the performance of our Sponsor and its affiliates

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as well as our Sponsor’s investment professionals in the identification and origination or acquisition of investments, the determination of any financing arrangement, the management of our assets and operation of our day-to-day activities.

Because our Sponsor is a publicly-traded company, any negative reaction by the stock market reflected in its stock price or deterioration in the public perception of our Sponsor or other Managed Companies that are publicly traded, such as NorthStar Realty Europe Corp. (NYSE: NRE), could result in an adverse effect on our ability to acquire assets and obtain financing from third parties on favorable terms or at all. Recently, our Sponsor completed a merger which combined NSAM, Colony Capital and NorthStar Realty into Colony NorthStar, and a failure to achieve the anticipated benefits of the merger or integrate effectively may disrupt our operations and potentially harm our business. Any adverse changes in our Sponsor’s financial condition or our relationship with our Sponsor, our Advisor and their respective affiliates could hinder our Advisor’s ability to successfully manage our operations and our portfolio of investments.

We do not own the NorthStar name, but were granted a license by our Sponsor to use the NorthStar name. Use of the name by other parties or the termination of our license may materially adversely affect our business, financial condition and results of operations and our ability to make distributions to stockholders.

Pursuant to our advisory agreement, we were granted a non-exclusive, royalty-free license to use the name “NorthStar.” Under this license, we have a right to use the “NorthStar” name as long as our Advisor continues to advise us. Our Sponsor will retain the right to continue using the “NorthStar” name. We are unable to preclude our Sponsor from licensing or transferring the ownership of the “NorthStar” name to third parties, some of whom may compete against us. Consequently, we will be unable to prevent any damage to the goodwill associated with our name that may occur as a result of the activities of our Sponsor or others related to the use of our name. In addition, in the event the license is terminated, we will be required to change our name and cease using the “NorthStar” name. Furthermore, “NorthStar” is commonly used and our Sponsor’s right to use the name could be challenged, which could be expensive and disruptive with an uncertain outcome. Any of these events could disrupt our recognition in the market place, damage any goodwill we may have generated and may materially adversely affect our business, financial condition and results of operations and our ability to make distributions to stockholders.

Stockholders may be more likely to sustain a loss on their investment because our Sponsor does not have as strong an economic incentive to avoid losses as do sponsors who have made significant equity investments in their companies.

While our Sponsor has incurred substantial costs and devoted significant resources to support our business, our Sponsor has not purchased any shares of our common stock and has no obligation to do so in the future. In addition, as of December 31, 2016, our Sponsor has only invested $5.8 million in us through the purchase by its subsidiary (previously a subsidiary of NorthStar Realty) of 645,847 shares of our common stock including amounts related to its obligation under the distribution support agreement with us that terminated in connection with the completion of our initial public offering. As a result, our Sponsor has minimal exposure to loss in the value of our shares. Without greater exposure, stockholders may be at a greater risk of loss because our Sponsor does not have as much to lose from a decrease in the value of our shares as do those sponsors who make more significant equity investments in their sponsored companies.

If our Advisor’s portfolio management systems are ineffective, we may be exposed to material unanticipated losses.

Our Advisor refines its portfolio management techniques, strategies and assessment methods. However, our Advisor’s portfolio management techniques and strategies may not fully mitigate the risk exposure of our operations in all economic or market environments, or against all types of risk, including risks that we might fail to identify or anticipate. Any failures in our Advisor’s portfolio management techniques and strategies to

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accurately quantify such risk exposure could limit our ability to manage risks in our operations or to seek adequate risk adjusted returns and could result in losses.

We are highly dependent on information systems and systems failures could significantly disrupt our business.

As a diversified CRE company, our business is highly dependent on information technology systems, including systems provided by our Sponsor and third parties for which we have no control. Various measures have been implemented to manage our risks related to the information technology systems, but any failure or interruption of our systems could cause delays or other problems in our activities, which could have a material adverse effect on our financial performance. Potential sources for disruption, damage or failure of our information technology systems include, without limitation, computer viruses, security breaches, human error, cyber attacks, natural disasters and defects in design.

Failure to implement effective information and cyber security policies, procedures and capabilities could disrupt our business and harm our results of operations.

We are dependent on the effectiveness of our information and cyber security policies, procedures and capabilities to protect our computer and telecommunications systems and the data that resides on or is transmitted through them. An externally caused information security incident, such as a hacker attack, virus or worm, or an internally caused issue, such as failure to control access to sensitive systems, could materially interrupt business operations or cause disclosure or modification of sensitive or confidential information and could result in material financial loss, loss of competitive position, regulatory actions, breach of contracts, reputational harm or legal liability.

The use of estimates and valuations may be different from actual results, which could have a material effect on our consolidated financial statements.

We make various estimates that affect reported amounts and disclosures. Broadly, those estimates are used in measuring the fair value of certain financial instruments, establishing provision for loan losses and potential litigation liability. Market volatility may make it difficult to determine the fair value for certain of our assets and liabilities. Subsequent valuations, in light of factors then prevailing, may result in significant changes in the values of these financial instruments in future periods. In addition, at the time of any sales and settlements of these assets and liabilities, the price we ultimately realize will depend on the demand and liquidity in the market at that time for that particular type of asset and may be materially lower than our estimate of their current fair value. Estimates are based on available information and judgment. Therefore, actual values and results could differ from our estimates and that difference could have a material adverse effect on our consolidated financial statements.

We provide stockholders with information using funds from operations attributable to our common stockholders, or FFO, and modified funds from operations attributable to our common stockholders, or MFFO, which are non-GAAP financial measures that may not be meaningful for comparing the performances of different REITs and that have certain other limitations.

We provide stockholders with information using FFO and MFFO which are non-GAAP measures, as additional measures of our operating performance. We compute FFO in accordance with the standards established by National Association of Real Estate Investment Trusts, or NAREIT. We compute MFFO in accordance with the definition established by the Investment Program Association, or the IPA, and adjust for certain items, such as accretion of a discount and amortization of a premium on borrowings and related deferred financing costs, as such adjustments are comparable to adjustments for debt investments and will be helpful in assessing our operating performance. We also adjust MFFO for deferred tax benefit or expense, as applicable, as such items are not indicative of our operating performance. However, our computation of FFO and MFFO may not be comparable to other REITs that do not calculate FFO or MFFO using these definitions without further adjustments.

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Neither FFO nor MFFO is equivalent to net income or cash generated from operating activities determined in accordance with U.S. GAAP and should not be considered as an alternative to net income, as an indicator of our operating performance or as an alternative to cash flow from operating activities as a measure of our liquidity.

Our distribution policy is subject to change.

Our board of directors determines an appropriate common stock distribution based upon numerous factors, including our targeted distribution rate, REIT qualification requirements, the amount of cash flow generated from operations, availability of existing cash balances, borrowing capacity under existing credit agreements, access to cash in the capital markets and other financing sources, our view of our ability to realize gains in the future through appreciation in the value of our assets, general economic conditions and economic conditions that more specifically impact our business or prospects. Future distribution levels are subject to adjustment based upon any one or more of the risk factors set forth in this Annual Report on Form 10-K, as well as other factors that our board of directors may, from time-to-time, deem relevant to consider when determining an appropriate common stock distribution.

We may not be able to make distributions in the future.

Our ability to generate income and to make distributions may be adversely affected by the risks described in this Annual Report on Form 10-K and any document we file with the SEC. All distributions are made at the discretion of our board of directors, subject to applicable law, and depend on our earnings, our financial condition, maintenance of our REIT qualification and such other factors as our board of directors may deem relevant from time-to-time. We may not be able to make distributions in the future.

Our ability to make distributions is limited by the requirements of Maryland law.

Our ability to make distributions on our common stock is limited by the laws of Maryland. Under applicable Maryland law, a Maryland corporation may not make a distribution if, after giving effect to the distribution, the corporation would not be able to pay its liabilities as the liabilities become due in the usual course of business, or generally if the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed if the corporation were dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of the stockholders whose preferential rights are superior to those receiving the distribution. Accordingly, we may not make a distribution on our common stock if, after giving effect to the distribution, we would not be able to pay our liabilities as they become due in the usual course of business or generally if our total assets would be less than the sum of our total liabilities plus the amount that would be needed to satisfy the preferential rights upon dissolution of the holders of shares of any class or series of preferred stock then outstanding, if any, with preferences senior to those of our common stock.

Stockholders have limited control over changes in our policies and operations, which increases the uncertainty and risks they face as stockholders.

Our board of directors determines our major policies, including our policies regarding growth, REIT qualification and distributions. Our board of directors may amend or revise these and other policies without a vote of the stockholders. We may change our investment policies without stockholder notice or consent, which could result in investments that are different than, or in different proportion than, those described in this Annual Report on Form 10-K. Under the Maryland General Corporation Law, or MGCL, and our charter, stockholders have a right to vote only on limited matters. Our board of directors’ broad discretion in setting policies and stockholders’ inability to exert control over those policies increases the uncertainty and risks stockholders face. Under MGCL and our charter, stockholders have a right to vote only on:

•	the election or removal of directors;

•	amendment of our charter, except that our board of directors may amend our charter without stockholder approval to (i) increase or decrease the aggregate number of our shares of stock of any

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class or series that we have the authority to issue; (ii) effect certain reverse stock splits; and (iii) change our name or the name or other designation or the par value of any class or series of our stock and the aggregate par value of our stock;

•	our liquidation or dissolution;

•	certain reorganizations of our company, as provided in our charter; and

•	certain mergers, consolidations or sales or other dispositions of all or substantially all our assets, as provided in our charter.

Pursuant to Maryland law, all matters other than the election or removal of a director must be declared advisable by our board of directors prior to a stockholder vote. Our board of directors’ broad discretion in setting policies and stockholders’ inability to exert control over those policies increases the uncertainty and risks stockholders face.

Our board of directors’ broad discretion in setting policies and stockholders’ inability to exert control over those policies increases the uncertainty and risks stockholders face.

If stockholders fail to meet the fiduciary and other standards under the Employment Retirement Income Security Act, or ERISA, or the Internal Revenue Code as a result of an investment in our stock, stockholders could be subject to criminal and civil penalties.

Special considerations apply to the purchase of shares by employee benefit plans subject to the fiduciary rules of Title I of ERISA, including pension or profit sharing plans and entities that hold assets of such plans, or ERISA Plans, and plans and accounts that are not subject to ERISA, but are subject to the prohibited transaction rules of Section 4975 of the Internal Revenue Code, including IRAs, Keogh Plans, and medical savings accounts (collectively, we refer to ERISA Plans and plans subject to Section 4975 of the Internal Revenue Code as “Benefit Plans”). If stockholders are investing the assets of any Benefit Plan, stockholders should consult with their own counsel and satisfy themselves that:

•	their investment is consistent with the fiduciary obligations under ERISA and the Internal Revenue Code or any other applicable governing authority in the case of a government plan;

•	their investment is made in accordance with the documents and instruments governing the Benefit Plan, including the Benefit Plan’s investment policy;

•	their investment satisfies the prudence and diversification requirements of Sections 404(a)(1)(B) and 404(a)(1)(C) of ERISA, if applicable and other applicable provisions of ERISA and the Internal Revenue Code;

•	their investment will not impair the liquidity of the Benefit Plan;

•	their investment will not unintentionally produce unrelated business taxable income for the Benefit Plan;

•	stockholders will be able to value the assets of the Benefit Plan annually in accordance with the applicable provisions of ERISA and the Internal Revenue Code; and

•	their investment will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code.

Fiduciaries may be held personally liable under ERISA for losses as a result of failure to satisfy the fiduciary standards of conduct and other applicable requirements of ERISA. In addition, if an investment in our shares constitutes a non-exempt prohibited transaction under ERISA or the Internal Revenue Code, the fiduciary of the Benefit Plan who authorized or directed the investment may be subject to imposition of excise taxes with respect to the amount invested and an IRA investment in our shares may lose its tax-exempt status.

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Governmental plans, church plans and foreign plans that are not subject to ERISA or the prohibited transaction rules of the Internal Revenue Code may be subject to similar restrictions under other laws. A plan fiduciary making an investment in our shares on behalf of such a plan should satisfy themselves that an investment in our shares satisfies both applicable law and is permitted by the governing plan documents.

We expect that our common stock qualifies as publicly offered securities such that investments in shares of our common stock will not result in our assets being deemed to constitute “plan assets” of any Benefit Plan investor. If, however, we were deemed to hold “plan assets” of Benefit Plan investors: (i) ERISA’s fiduciary standards may apply to us and might materially affect our operations, and (ii) any transaction with us could be deemed a transaction with each Benefit Plan investor and may cause transactions into which we might enter in the ordinary course of business to constitute prohibited transactions under ERISA and/or Section 4975 of the Internal Revenue Code.

Stockholders’ interest in us will be diluted if we issue additional shares, which could reduce the overall value of stockholders’ investment.

Stockholders do not have preemptive rights to any shares we issue in the future. Our charter authorizes us to issue a total of 450,000,000 shares of capital stock, of which 400,000,000 shares are classified as common stock and 50,000,000 shares are classified as preferred stock. Our board of directors may amend our charter from time to time to increase or decrease the number of authorized shares of capital stock or the number of shares of stock of any class or series that we have authority to issue without stockholder approval. Our board of directors may elect to: (i) sell additional shares in one or more future public offerings; (ii) issue equity interests in private offerings; (iii) issue shares to our Advisor, or its successors or assigns, in payment of an outstanding fee obligation; (iv) issue shares of our common stock to sellers of assets we acquire in connection with an exchange of limited partnership interests of our operating partnership; or (v) issue shares of our common stock to pay distributions to existing stockholders. To the extent we issue additional equity interests, including additional shares issued pursuant to our DRP, stockholders’ percentage ownership interest in us will be diluted, unless they participate in these stock issuances. In addition, depending upon the terms and pricing of any additional offerings and the value of our investments, stockholders may also experience dilution in the book value and fair value of their shares.

Our charter permits our board of directors to issue stock with terms that may subordinate the rights of our common stockholders or discourage a third party from acquiring us in a manner that could result in a premium price to stockholders.

Our board of directors may classify or reclassify any unissued common stock or preferred stock into other classes or series of stock and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption of any such stock. Thus, our board of directors could authorize the issuance of preferred stock with priority as to distributions and amounts payable upon liquidation over the rights of the holders of our common stock. Such preferred stock could also have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price to holders of our common stock. Our board of directors may determine to issue different classes of stock that have different fees and commissions from those being paid with respect to the shares sold in our Offering. Additionally, our board of directors may amend our charter from time to time to increase or decrease the aggregate number of authorized shares of stock or the number of authorized shares of any class or series of stock without stockholder approval.

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Our umbrella partnership real estate investment trust, or UPREIT, structure may result in potential conflicts of interest with limited partners in our operating partnership whose interests may not be aligned with those of stockholders.

Limited partners in our operating partnership have the right to vote on certain amendments to the partnership agreement, as well as on certain other matters. Persons holding such voting rights may exercise them in a manner that conflicts with the interests of stockholders. As general partner of our operating partnership, we are obligated to act in a manner that is in the best interest of our operating partnership. Circumstances may arise in the future when the interests of limited partners in our operating partnership may conflict with the interests of stockholders. These conflicts may be resolved in a manner stockholders do not believe are in their best interests.

In addition, NorthStar OP Holdings, LLC, or the Special Unit Holder, is an affiliate of our Advisor and, as the special limited partner in our operating partnership may be entitled to: (i) certain cash distributions upon the disposition of certain of our operating partnership’s assets; or (ii) a one-time payment in the form of cash or shares in connection with the redemption of the special units upon the occurrence of a listing of our shares on a national stock exchange or certain events that result in the termination or non-renewal of our advisory agreement. The Special Unit Holder will only become entitled to the compensation after stockholders have received, or are deemed to receive, in the aggregate, cumulative distributions equal to their invested capital plus an 8.0% cumulative, non-compounded annual pre-tax return on such invested capital. This potential obligation to make substantial payments to the holder of the special units would reduce the overall return to stockholders to the extent such return exceeds 8.0%.

Stockholders are limited in their ability to sell their shares of common stock pursuant to our share repurchase program, or our Share Repurchase Program. Stockholders may not be able to sell any of their shares of common stock back to us, and if they do sell their shares, they may not receive the price they paid upon subscription.

Our Share Repurchase Program may provide stockholders with an opportunity to have their shares of common stock repurchased by us after stockholders have held them for one year. We anticipate that shares of our common stock may be repurchased on a quarterly basis. However, our Share Repurchase Program contains certain restrictions and limitations, including those relating to the number of shares of our common stock that we can repurchase at any given time and limiting the repurchase price. Specifically, we presently intend to limit the number of shares to be repurchased during any calendar year to no more than: (i) 5% of the weighted average of the number of shares of our common stock outstanding during the prior calendar year; and (ii) those that could be funded from the net proceeds from the sale of shares under our DRP in the prior calendar year plus such additional cash as may be reserved for that purpose by our board of directors. In addition, our board of directors reserves the right to reject any repurchase request for any reason or no reason or to amend or terminate our Share Repurchase Program at any time upon ten-days’ notice except that changes in the number of shares that can be repurchased during any calendar year will only take effect upon ten business days prior written notice. Therefore, stockholders may not have the opportunity to make a repurchase request prior to a potential termination of our Share Repurchase Program and stockholders may not be able to sell any of their shares of common stock back to us pursuant to our Share Repurchase Program. Moreover, if stockholders do sell their shares of common stock back to us pursuant to our Share Repurchase Program, they may not receive the same price they paid for any shares of our common stock being repurchased.

Our board of directors determined an estimated value per share of $9.87 for our shares of common stock as of December 31, 2015. You should not rely on the estimated value per share as being an accurate measure of the current value of our shares of common stock or in making an investment decision.

In April 2016, our board of directors approved and established an estimated value per share of $9.87 for our common stock as of December 31, 2015. Our board of directors’ objective in determining the estimated value per share was to arrive at a value, based on the most recent data available, that it believed was reasonable. However,

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the market for commercial real estate assets can fluctuate quickly and substantially and values are expected to change in the future and may decrease. Also, our board of directors did not consider certain other factors, such as a liquidity discount. In connection with its determination of the estimated value of our shares of common stock, our board of directors also determined that, effective April 1, 2016, distributions may be reinvested in shares of our common stock pursuant to the DRP at a price of $9.87 per share, which is equal to the estimated value per share, and the price paid for shares redeemed under the Share Repurchase Program will be $9.87 per share.

As with any valuation methodology, the methodologies used to determine the estimated value per share are based upon a number of estimates and assumptions that may prove later to be inaccurate or incomplete. Further, different market participants using different assumptions and estimates could derive different estimated values. The estimated value per share may also not represent the price that the shares of our common stock would trade at on a national securities exchange, the amount realized in a sale, merger or liquidation or the amount a stockholder would realize in a private sale of shares.

The estimated value per share of our common stock was calculated as of a specific date and is expected to fluctuate over time in response to future events, including but not limited to, changes in market interest rates for commercial real estate debt investments, changes to commercial real estate values, changes in capitalization rates, rental and growth rates, returns on competing investments, changes in administrative expenses and other costs, the amount of distributions on our common stock, repurchases of our common stock, changes in the number of shares of our common stock outstanding, the proceeds obtained for any common stock transactions, local and national economic factors and the factors specified these risk factors. There is no assurance that the methodologies used to estimate value per share would be acceptable to the Financial Industry Regulatory Authority, Inc., or FINRA, or in compliance with ERISA guidelines with respect to their reporting requirements.

The terms of our Share Repurchase Program require us to repurchase shares at a price of $9.87 per share, which is equal to the estimated value per share of our common stock as of December 31, 2015. If the actual NAV of our shares is less than the price paid for the shares to be repurchased, any repurchases made would be immediately dilutive to our remaining stockholders.

The terms of our Share Repurchase Program require us to repurchase shares at a price of $9.87 per share, which is equal to the estimated value per share of our common stock as of December 31, 2015. The estimated value per share of our common stock was calculated as of a specific date and is expected to fluctuate over time in response to future events. However, we anticipate only determining an estimated value per share annually. In the event that the value of our shares decrease due to market or other conditions, the price at which we repurchase our shares pursuant to our Share Repurchase Program might reflect a premium to NAV. If the actual NAV of our shares is less than the price paid for the shares to be repurchased, any repurchases made would be immediately dilutive to our remaining stockholders.

The current price for shares under our DRP may exceed the book value of our shares.

We are currently issuing shares in our DRP at a purchase price of $9.87 per share, which is equal to the estimated value per share of our common stock as of December 31, 2015. The estimated value per share of our common stock was calculated as of a specific date and is expected to fluctuate over time in response to future events. However, we anticipate only determining an estimated value per share annually. In the event that the value of our shares increases due to market or other conditions, the price at which we sell in our DRP might reflect a premium to book value. If the actual book value of our shares is less than the price paid to purchase shares in our DRP, such purchases would be immediately dilutive for DRP participants.

Payment of fees to our Advisor and its affiliates reduces cash available for investment and distribution and increases the risk that stockholders will not be able to recover the amount of their investment in our shares.

Our Advisor and its affiliates perform services for us in connection with the selection, acquisition, origination, management and administration of our investments. We pay them substantial fees for these services, which

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results in immediate dilution to the value of stockholders’ investment and reduces the value of cash available for investment or distribution to stockholders. We may increase the compensation we pay to our Advisor subject to approval by our board of directors and other limitations in our charter, which would further dilute stockholders’ investment and the amount of cash available for investment or distribution to stockholders.

Affiliates of our Advisor could also receive significant payments even without our reaching the investment-return thresholds should we seek to become self-managed. Due to the apparent preference of the public markets for self-managed companies, a decision to list our shares on a national securities exchange might well be preceded by a decision to become self-managed. Given our Advisor’s familiarity with our assets and operations, we might prefer to become self-managed by acquiring entities affiliated with our Advisor. Such an internalization transaction could result in significant payments to affiliates of our Advisor irrespective of whether stockholders received the returns on which we have conditioned incentive compensation.

Therefore, these fees increase the risk that the amount available for distribution to common stockholders upon a liquidation of our portfolio would be less than the purchase price of the shares in our Offering. These substantial fees and other payments also increase the risk that stockholders will not be able to resell their shares at a profit, even if our shares are listed on a national securities exchange.

If we terminate our advisory agreement with our Advisor, we may be required to pay significant fees to an affiliate of our Sponsor, which will reduce cash available for distribution to stockholders.

Upon termination of our advisory agreement for any reason, including for cause, our Advisor will be paid all accrued and unpaid fees and expense reimbursements earned prior to the date of termination and the Special Unit Holder may be entitled to a one-time payment upon redemption of the special units (based on an appraisal or valuation of our portfolio) in the event that the Special Unit Holder would have been entitled to a subordinated distribution had the portfolio been liquidated on the termination date. If special units are redeemed pursuant to the termination of our advisory agreement, there may not be cash from the disposition of assets to make a redemption payment; therefore, we may need to use cash from operations, borrowings or other sources to make the payment, which will reduce cash available for distribution to stockholders.

No public trading market for our shares currently exists, and as a result, it will be difficult for stockholders to sell their shares and, if stockholders are able to sell their shares, stockholders will likely sell them at a substantial discount to the price paid for those shares.

Our charter does not require our board of directors to seek stockholder approval to liquidate our assets by a specified date, nor does our charter require us to list our shares for trading on a national securities exchange by a specified date or otherwise pursue a transaction to provide liquidity to stockholders. There is no public market for our shares and we currently have no plans to list our shares on a national securities exchange. Until our shares are listed, if ever, stockholders may not sell their shares unless the buyer meets the applicable suitability and minimum purchase standards. In addition, our charter prohibits the ownership of more than 9.8% in value of the aggregate of the outstanding shares of our stock of any class or series or more than 9.8% in value or number of shares, whichever is more restrictive, of the aggregate of the outstanding shares of our common stock, unless exempted by our board of directors, which may inhibit large investors from purchasing stockholders’ shares. We have adopted our Share Repurchase Program that may enable stockholders to sell their shares to us in limited circumstances. Share repurchases will be made at the sole discretion of our board of directors. In its sole discretion, our board of directors could amend, suspend or terminate our Share Repurchase Program upon ten-days prior written notice to stockholders except that changes in the number of shares that can be redeemed during any calendar year will only take effect upon ten-business days prior written notice. Further, our Share Repurchase Program includes numerous restrictions that would limit stockholders’ ability to sell their shares. Therefore, it will be difficult for stockholders to sell their shares promptly or at all. If stockholders are able to sell their shares, stockholders would likely have to sell them at a substantial discount to the public Offering price paid for those shares. It is also likely that stockholders’ shares would not be accepted as the primary collateral for a

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loan. Because of the illiquid nature of our shares, stockholders should purchase our shares only as a long-term investment and be prepared to hold them for an indefinite period of time.

We have paid, and may continue to pay, distributions from sources other than our cash flow from operations, therefore we will have less cash available for investments and stockholders’ overall return may be reduced.

Our organizational documents permit us to pay distributions from any source, including offering proceeds, borrowings or sales of assets. We have not established a limit on the amount of proceeds we may use to fund distributions and we may not generate sufficient cash flow from operations to fund distributions. For the year ended December 31, 2016, we declared distributions of $96.7 million compared to cash flow provided by operations of $60.8 million, representing approximately 63% of such distributions declared. During this period, the remaining 37% of distributions declared were paid using proceeds from our DRP. During our initial public offering, pursuant to a distribution support agreement, in certain circumstances where our cash distributions exceeded our MFFO, an affiliate of our Sponsor (previously a subsidiary of NorthStar Realty) purchased $4.6 million of shares of our common stock at $9.00 per share to provide additional cash to support distributions to stockholders. The sale of these shares resulted in the dilution of the ownership interests of our public stockholders. Our distribution support agreement expired in July 2013. We may not have sufficient cash available to pay distributions at the rate we had paid during preceding periods or at all. If we pay distributions from sources other than our cash flow provided by operations, we will have less cash available for investments, we may have to reduce our distribution rate, our NAV may be negatively impacted and stockholders’ overall return may be reduced.

Our rights and the rights of stockholders to recover claims against our independent directors are limited, which could reduce stockholders’ and our recovery against them if they negligently cause us to incur losses.

Maryland law provides that a director has no liability in that capacity if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. Our charter generally provides that: (i) no director shall be liable to us or stockholders for monetary damages (provided that such director satisfies certain applicable criteria); (ii) we will generally indemnify non-independent directors for losses unless they are negligent or engage in misconduct; and (iii) we will indemnify independent directors for losses unless they are grossly negligent or engage in willful misconduct. As a result, stockholders and we may have more limited rights against our independent directors than might otherwise exist under common law, which could reduce stockholders’ and our recovery from these persons if they act in a negligent manner. In addition, we may be obligated to fund the defense costs incurred by our independent directors (as well as by our other directors, officers, employees (if we ever have employees) and agents) in some cases, which would decrease the cash otherwise available for distribution to stockholders.

If we do not successfully implement a liquidity transaction, stockholders may have to hold their investments for an indefinite period.

Our charter does not require our board of directors to pursue a transaction providing liquidity to stockholders. If our board of directors determines to pursue a liquidity transaction, we would be under no obligation to conclude the process within a set time. If we adopt a plan of liquidation, the timing of the sale of assets will depend on real estate and financial markets, economic conditions in areas in which our investments are located and federal income tax effects on stockholders that may prevail in the future. We cannot guarantee that we will be able to liquidate all of our assets on favorable terms, if at all. In addition, we are not restricted from effecting a liquidity transaction with a Managed Company, which may result in certain conflicts of interest. After we adopt a plan of liquidation, we would likely remain in existence until all our investments are liquidated. If we do not pursue a liquidity transaction or delay such a transaction due to market conditions, our common stock may continue to be illiquid and stockholders may, for an indefinite period of time, be unable to convert stockholders’ shares to cash easily, if at all, and could suffer losses on their investment in our shares.

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If we internalize our management functions, stockholders’ interests in us could be diluted and we could incur other significant costs associated with being self-managed.

Our board of directors may decide in the future to internalize our management functions. If we do so, we may elect to negotiate to acquire our Advisor’s assets and/or to directly employ the personnel of our Advisor or its affiliates used to perform services for us.

Additionally, while we would no longer bear the costs of the various fees and expenses we expect to pay to our Advisor under our advisory agreement, our additional direct expenses would include general and administrative costs, including certain legal, accounting and other expenses related to corporate governance, SEC reporting and compliance matters that are borne by our Advisor. We would also be required to employ personnel and would be subject to potential liabilities commonly faced by employers, such as workers disability and compensation claims, potential labor disputes and other employee-related liabilities and grievances, as well as incur the compensation and benefits costs of our officers and other employees and consultants that are paid by our Advisor or its affiliates. We may issue equity awards to officers, employees and consultants, which awards would decrease net income and MFFO and may further dilute stockholders’ investments. We cannot reasonably estimate the amount of fees to our Advisor we would save or the costs we would incur if we became self-managed. If the expenses we assume as a result of an internalization are higher than the expenses we avoid paying to our Advisor, our net income and MFFO would be lower as a result of the internalization than it otherwise would have been, potentially decreasing the amount of cash available to distribute to stockholders and the value of our shares.

Internalization transactions involving the acquisition of advisors affiliated with entity sponsors have also, in some cases, been the subject of litigation. We could be forced to spend significant amounts of money defending claims which would reduce the amount of funds available for us to invest and cash available to pay distributions.

If we internalize our management functions, we could have difficulty integrating these functions as a stand-alone entity. Currently, our Advisor and its affiliates perform asset management and general and administrative functions, including accounting and financial reporting, for multiple entities. These personnel have substantial know-how and experience which provides us with economies of scale. We may fail to properly identify the appropriate mix of personnel and capital needs to operate as a stand-alone entity. Certain key employees may not become employees of our Advisor but may instead remain employees of our Sponsor or its affiliates. An inability to manage an internalization transaction effectively could thus result in our incurring excess costs and suffering deficiencies in our disclosure controls and procedures or our internal control over financial reporting. Such deficiencies could cause us to incur additional costs and our management’s attention could be diverted from most effectively managing our investments.

We depend on third-party contractors and vendors and our results of operations and the success of our business could suffer if our third-party contractors and vendors fail to perform or if we fail to manage them properly.

We use third-party contractors and vendors including, but not limited to, our external legal counsel, auditors, research firms, property managers, appraisers, insurance brokers, environmental engineering consultants, construction consultants, financial printers, proxy solicitation firms and transfer agent. If our third-party contractors and vendors fail to successfully perform the tasks for which they have been engaged to complete, either as a result of their own negligence or fault, or due to our failure to properly supervise any such contractors or vendors, we could incur liabilities as a result and our results of operations and financial condition could be negatively impacted.

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Risks Related to Conflicts of Interest

The fees we pay to our Advisor and its affiliates in connection with the origination, acquisition and management of our investments were not determined on an arm’s length basis; therefore, we do not have the benefit of arm’s length negotiations of the type normally conducted between unrelated parties.

The fees to be paid to our Advisor and its affiliates for services they provide for us were not determined on an arm’s length basis. As a result, the fees have been determined without the benefit of arm’s length negotiations of the type normally conducted between unrelated parties and may be in excess of amounts that we would otherwise pay to third parties for such services.

Our organizational documents do not prevent us from buying assets from or selling assets to the Sponsor or another Managed Company or from paying our Advisor an acquisition fee or a disposition fee related to such a purchase or sale.

If we buy an asset from or sell an asset to the Sponsor or another Managed Company, our organizational documents would not prohibit us from paying our Advisor an acquisition fee or a disposition fee, as applicable. As a result, our Advisor may not have an incentive to pursue an independent third-party buyer, rather than us or the Sponsor or one of the other Managed Companies. Our charter does not require that such transaction be the most favorable transaction available or provide any other restrictions on our Advisor recommending a purchase or sale of assets among the Sponsor or the Managed Companies. As a result, our Advisor may earn an acquisition or disposition fee despite the transaction not being the most favorable to us or stockholders.

Our executive officers and our Advisor or its affiliates’ key professionals face conflicts of interest caused by their compensation arrangements with us, which could result in actions that are not in the long-term best interests of our company.

Our executive officers and the key investment professionals relied upon by our Advisor are also officers, directors and managers of certain of our Sponsor’s other managed companies. Our Advisor and its affiliates receive substantial fees from us. These fees could influence the advice given to us by the key personnel of our Advisor and its affiliates, including our Advisor’s investment committee. Among other matters, these compensation arrangements could affect their judgment with respect to:

•	the continuation, renewal or enforcement of our agreements with our Advisor and its affiliates, including our advisory agreement;

•	future public offerings of equity by us, which may entitle the Dealer Manager to dealer manager fees and will likely entitle our Advisor to increased acquisition fees and asset management fees;

•	originations and acquisitions of investments, which entitle our Advisor to acquisition fees and asset management fees and, in the case of acquisitions of investments from the other Managed Companies, might entitle affiliates of our Advisor to disposition fees in connection with services for the seller;

•	sales of investments, which entitle our Advisor to disposition fees;

•	borrowings to originate or acquire CRE debt or securities investments, which borrowings will increase the acquisition fees and asset management fees payable to our Advisor, as well as increase the amount of allocable expenses that may be reimbursed by us;

•	whether and when we seek to list our common stock on a national securities exchange, which listing could entitle the Special Unit Holder to have its interest in our operating partnership redeemed;

•	whether we seek approval to internalize our management, which may entail acquiring assets from our Sponsor (such as office space, furnishings and technology costs) and employing our Advisor or its affiliates’ professionals performing services for us for consideration that would be negotiated at that time and may result in these investment professionals receiving more compensation from us than they currently receive from our Advisor or its affiliates; and

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•	whether and when we seek to sell our company or its assets, which would entitle the Special Unit Holder to a subordinated distribution.

The fees our Advisor receives in connection with transactions involving the origination or acquisition of an asset are based on the cost of the investment, and not based on the quality of the investment or the quality of the services rendered to us. In addition, the Special Unit Holder, an affiliate of our Advisor, may be entitled to certain distributions subject to our stockholders receiving an 8.0% cumulative, non-compounded annual pre-tax return. This may influence our Advisor and its affiliates’ key professionals to recommend riskier transactions to us.

In addition to the management fees we pay to our Advisor, we reimburse our Advisor for costs and expenses incurred on our behalf, including indirect personnel and employment costs of our Advisor and its affiliates and these costs and expenses may be substantial.

We pay our Advisor substantial fees for the services it provides to us and we also have an obligation to reimburse our Advisor for costs and expenses it incurs and pays on our behalf. Subject to certain limitations and exceptions, we reimburse our Advisor for both direct expenses as well as indirect costs, including personnel and employment costs of our Advisor and its affiliates, which may include certain executive officers of our Advisor and its affiliates, as well as rental and occupancy, technology, office supplies, travel and entertainment and other general and administrative costs and expenses. The costs and expenses our Advisor incurs on our behalf, including the compensatory costs incurred by our Advisor and its affiliates can be substantial. However, there is no reimbursement for personnel costs related to executive officers, although there may be reimbursement for certain executive officers of our Advisor. There are conflicts of interest that arise when our Advisor makes allocation determinations. For the year ended December 31, 2016, our Advisor allocated $12.7 million in costs and expenses to us. Our Advisor could allocate costs and expenses to us in excess of what we anticipate and such costs and expenses could have an adverse effect on our financial performance and ability to make cash distributions to our stockholders.

Professionals acting on behalf of our Advisor face competing demands relating to their time and this may cause our operations and stockholders’ investment to suffer.

Professionals acting on behalf of our Advisor that perform services for us, including Messrs. Barrack, Hamamoto, Saltzman, Hedstrom, Traenkle, Gilbert, Tangen, Sanders, Patel, Gatenio and Saracino and Ms. Neslin are also executive officers of our Sponsor and/or certain other Managed Companies. As a result of their interests in other Colony NorthStar entities and the fact that they engage in and they continue to engage in other business activities on behalf of themselves and others, these individuals face conflicts of interest in allocating their time among us, our Advisor and its affiliates, the other Managed Companies and other business activities in which they are involved. These conflicts of interest could result in less effective execution of our business plan as well as declines in the returns on our investments and the value of stockholders’ investment.

Our executive officers and our Advisor’s and its affiliates’ key investment professionals who perform services for us face conflicts of interest related to their positions and interests in our Advisor and its affiliates which could hinder our ability to implement our business strategy and to generate returns to stockholders.

Our executive officers and the key investment professionals of our Advisor and its affiliates, including members of our Advisor’s investment committee, who perform services for us may also be executive officers, directors and managers of our Advisor and its affiliates. As a result, they owe duties to each of these entities, their members and limited partners and investors, which duties may from time-to-time conflict with the fiduciary duties that they owe to us and stockholders. In addition, our Sponsor may grant equity interests in our Advisor and the Special Unit Holder to certain management personnel performing services for our Advisor. The loyalties of these individuals to other entities and investors could result in action or inaction that is detrimental to our business, which could harm the implementation of our business strategy and our investment opportunities. If we

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do not successfully implement our business strategy, we may be unable to generate the cash needed to make distributions to stockholders and to maintain or increase the value of our assets.

Our Advisor faces conflicts of interest relating to performing services on our behalf and such conflicts may not be resolved in our favor, meaning that we could invest in less attractive assets, which could limit our ability to make distributions and reduce stockholders’ overall investment.

We rely on our Advisor’s or its affiliates’ investment professionals to identify suitable investment opportunities for our company as well as the other Managed Companies. Our investment strategy may be similar to that of, and may overlap with, the investment strategies of the other Managed Companies, as well as other companies, funds or vehicles that may be co-sponsored, co-branded and co-founded by, or subject to a strategic relationship between, our Sponsor or one of its affiliates, on the one hand, and a strategic or joint venture partner of our Sponsor, or a partner, on the other, which we refer to collectively as the Strategic Vehicles. Therefore, many investment opportunities sourced by our Advisor or its affiliates or one or more of the partners that are suitable for us may also be suitable for other Managed Companies and/or Strategic Vehicles.

Our Advisor and its affiliates may allocate investment opportunities sourced by a partner directly to the associated Strategic Vehicle or, as applicable, among multiple associated Strategic Vehicles on a rotating basis, which we refer to as a Special Allocation. For all investment opportunities other than Special Allocations, our Advisor and its affiliates will allocate, in their sole discretion, each investment opportunity to one or more of the Managed Companies, including us, and, as applicable, Strategic Vehicles or our Sponsor, for which such investment opportunity is most suitable. When determining the entity for which an investment opportunity would be the most suitable, the factors that our Advisor and its affiliates may consider include, without limitation, the following:

•	investment objectives, strategy and criteria;

•	cash requirements;

•	effect of the investment on the diversification of the portfolio, including by geography, size of investment, type of investment and risk of investment;

•	leverage policy and the availability of financing for the investment by each entity;

•	anticipated cash flow of the asset to be acquired;

•	income tax effects of the purchase;

•	the size of the investment;

•	the amount of funds available;

•	cost of capital;

•	risk return profiles;

•	targeted distribution rates;

•	anticipated future pipeline of suitable investments;

•	the expected holding period of the investment and the remaining term of the Managed Company, if applicable;

•	affiliate and/or related party considerations; and

•	whether a Strategic Vehicle has received a Special Allocation.

A dedicated mandate may cause certain Managed Companies to have priority over other Managed Companies (including us) with respect to specific investment opportunities. A priority right may result in fewer of such investment opportunities being made available to us to the extent they are within our investment strategy.

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If, after consideration of the relevant factors, our Advisor and its affiliates determine that an investment is equally suitable for more than one company, the investment will be allocated on a rotating basis. If, after an investment has been allocated to a particular company, including us, a subsequent event or development, such as delays in structuring or closing on the investment, makes it, in the opinion of our Advisor and its affiliates, more appropriate for a different entity to fund the investment, our Advisor and its affiliates may determine to place the investment with the more appropriate entity while still giving credit to the original allocation. In certain situations, our Advisor and its affiliates may determine to allow more than one Managed Company, including us, and/or a Strategic Vehicle to co-invest in a particular investment. In discharging their duties under the investment allocation, our Advisor and its affiliates endeavor to allocate all investment opportunities among the Managed Companies, the Strategic Vehicles and our Sponsor in a manner that is fair and equitable over time.

While these are the current procedures for allocating investment opportunities, our Sponsor or its affiliates may sponsor or co-sponsor, co-brand or co-found additional investment vehicles in the future and, in connection with the creation of such investment vehicles or otherwise, our Advisor and its affiliates may revise the investment allocation policy. The result of such a revision to the investment allocation policy may, among other things, be to increase the number of parties who have the right to participate in investment opportunities sourced by our Advisor and its affiliates and/or its partners, thereby reducing the number of investment opportunities available to us. Changes to the investment allocation policy that could adversely impact the allocation of investment opportunities to us in any material respect may be proposed by our Advisor and must be approved by our board of directors.

The decision of how any potential investment should be allocated among us and other Managed Companies or Strategic Vehicles for which such investment may be most suitable may, in many cases, be a matter of highly subjective judgment which will be made by our Advisor and its affiliates in their sole discretion. Stockholders may not agree with the determination and such determination could have an adverse effect on our investment strategy. Our right to participate in the investment allocation process described above will terminate once we are no longer advised by our Advisor or its affiliates.

In addition, subject to compliance with Investment Advisers Act of 1940 rules, we may enter into principal transactions with our Advisor or its affiliates or cross-transactions with other Managed Companies or Strategic Vehicles. For certain cross-transactions, our Advisor may receive a fee from us or another Managed Company and conflicts may exist. There is no guarantee that any such transactions will be favorable to us. Because our interests and the interests of Sponsor and our Advisor may not be aligned, we may face conflicts of interest that result in action or inaction that is detrimental to us.

Further, there are conflicts of interest that arise when our Advisor makes expense allocation determinations, as well as in connection with any fees payable between us and our Advisor. These fees and allocation determinations are sometimes based on estimates or judgments, which may not be correct and could result in our Advisor’s failure to allocate certain fees and costs to us appropriately.

Our ability to operate our business successfully would be harmed if key personnel terminate their employment with our Sponsor.

Our future success depends, to a significant extent, upon the continued services of key personnel of our Sponsor, such as Messrs. Barrack, Hamamoto, Saltzman, Hedstrom, Traenkle, Gilbert, Tangen, Sanders, Patel, Gatenio and Saracino, and Ms. Neslin. We do not have employment agreements with any of our executive officers. If the management agreement with our Advisor were to be terminated, we may lose the services of our executive officers and other of our Sponsor’s investment professionals acting on our behalf. Furthermore, if any of our executive officers ceased to be employed by our Sponsor, such individual may also no longer serve as one of our executive officers. Any change in our Sponsor’s relationship with any of our executive officers may be disruptive to our business and hinder our ability to implement our business strategy. For instance, the extent and nature of the experience of our executive officers and the nature of the relationships they have developed with real estate

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professionals and financial institutions are critical to the success of our business. We cannot assure stockholders of their continued employment with our Sponsor. The loss of services of certain of our executive officers could harm our business and our prospects.

Risks Related to Regulatory Matters and Our REIT Tax Status

We are subject to substantial regulation, numerous contractual obligations and extensive internal policies and failure to comply with these matters could have a material adverse effect on our business, financial condition and results of operations.

We and our subsidiaries are subject to substantial regulation, numerous contractual obligations and extensive internal policies. Given our organizational structure, we are subject to regulation by the SEC, FINRA, the Internal Revenue Service, or the IRS, and other federal, state and local governmental bodies and agencies and state blue sky laws. These regulations are extensive, complex and require substantial management time and attention. If we fail to comply with any of the regulations that apply to our business, we could be subjected to extensive investigations as well as substantial penalties and our business and operations could be materially adversely affected. Our lack of compliance with applicable law could result in, among other penalties, our ineligibility to contract with and receive revenue from the federal government or other governmental authorities and agencies. We also expect to have numerous contractual obligations that we must adhere to on a continuous basis to operate our business, the default of which could have a material adverse effect on our business and financial condition. Our internal policies may not be effective in all regards and, further, if we fail to comply with our internal policies, we could be subjected to additional risk and liability.

The direct or indirect effects of the Dodd-Frank Act enacted in July 2010 for the purpose of stabilizing or reforming the financial markets, may have an adverse effect on our interest rate hedging activities.

In July 2010, the Dodd-Frank Act became law in the United States. Title VII of the Dodd-Frank Act provided for significantly increased regulation of and restrictions on derivatives markets and transactions that could affect our interest rate hedging or other risk management activities, including: (i) regulatory reporting for swaps; (ii) mandated clearing through central counterparties and execution through regulated exchanges or electronic facilities for certain swaps; and (iii) margin and collateral requirements. While the U.S. Commodity Futures Trading Commission, or CFTC, has finalized many of these Dodd-Frank Act requirements, many other requirements have not yet taken effect. Interest rate swaps are subject to a mandatory clearing order, which could significantly increase margin requirements, which may undermine the benefit of such hedging because of the increased costs. Additionally, it is currently unknown what impact, if any, the new U.S. Administration will have on the existing rules and regulations of the CFTC or on the Dodd-Frank Act. An inability to efficiently hedge our interest rate risk may have an adverse effect on our business.

Maintenance of our Investment Company Act exemption imposes limits on our operations.

Neither we, nor our operating partnership, nor any of the subsidiaries of our operating partnership intend to register as an investment company under the Investment Company Act. We intend to make investments and conduct our operations so that we are not required to register as an investment company. If we were obligated to register as an investment company, we would have to comply with a variety of substantive requirements under the Investment Company Act that impose, among other things:

•	limitations on capital structure;

•	restrictions on specified investments;

•	prohibitions on transactions with affiliates; and

•	compliance with reporting, recordkeeping, voting, proxy disclosure and other rules and regulations that would significantly increase our operating expenses.

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Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, which we refer to as the 40% test. Excluded from the term “investment securities,” among other things, are U.S. government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act. Moreover, we take the position that general partnership interests in joint ventures structured as general partnerships are not considered securities at all and thus are not investment securities.

Because we are a holding company that conducts its businesses through subsidiaries, the securities issued by our subsidiaries that rely on the exception from the definition of “investment company” in Section 3(c)(1) or 3(c)(7) of the Investment Company Act, together with any other investment securities we may own directly, may not have a combined value in excess of 40% of the value of our total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. This requirement limits the types of businesses in which we may engage through these subsidiaries.

We must monitor our holdings and those of our operating partnership to ensure that they comply with the 40% test. Through our operating partnership’s wholly-owned or majority-owned subsidiaries, we and our operating partnership will be primarily engaged in the non-investment company businesses of these subsidiaries, namely the business of purchasing real estate properties or otherwise originating or acquiring mortgages and other interests in real estate.

Most of these subsidiaries will rely on the exclusion from the definition of an investment company under Section 3(c)(5)(C) of the Investment Company Act, which is available for entities “primarily engaged in [the business of] purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” This exclusion generally requires that at least 55% of a subsidiary’s portfolio must be comprised of qualifying real estate assets and at least 80% of its portfolio must be comprised of qualifying real estate assets and real estate-related assets (and no more than 20% comprised of miscellaneous assets). Qualification for exclusion from registration under the Investment Company Act will limit our ability to acquire or sell certain assets and also could restrict the time at which we may acquire or sell assets. For purposes of the exclusion provided by Section 3(c)(5)(C), we will classify our investments based in large measure on no-action letters issued by the SEC staff and other SEC interpretive guidance and, in the absence of SEC guidance, on our view of what constitutes a qualifying real estate asset and a real estate related asset. These no-action positions were issued in accordance with factual situations that may be substantially different from the factual situations we may face and a number of these no-action positions were issued more than twenty years ago. In August 2011, the SEC issued a concept release in which it asked for comments on various aspects of Section 3(c)(5)(C), and, accordingly, the SEC or its staff may issue further guidance in the future. Future revisions to the Investment Company Act or further guidance from the SEC or its staff may force us to re-evaluate our portfolio and our investment strategy.

We may in the future organize special purpose subsidiaries of the operating partnership that will borrow under or participate in government sponsored incentive programs to the extent they exist. We expect that some of these subsidiaries will rely on Section 3(c)(7) for their Investment Company Act exclusion and, therefore, our operating partnership’s interest in each of these subsidiaries would constitute an “investment security” for purposes of determining whether the operating partnership passes the 40% test. Also, we may in the future organize one or more subsidiaries that seek to rely on the Investment Company Act exclusion provided to certain structured financing vehicles by Rule 3a-7. Any such subsidiary would need to be structured to comply with any guidance that may be issued by the SEC staff on the restrictions contained in Rule 3a-7. In certain circumstances, compliance with Rule 3a-7 may require, among other things, that the indenture governing the subsidiary include

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limitations on the types of assets the subsidiary may sell or acquire out of the proceeds of assets that mature, are refinanced or otherwise sold, on the period of time during which such transactions may occur, and on the amount of transactions that may occur.

The loss of our Investment Company Act exclusion could require us to register as an investment company or substantially change the way we conduct our business, either of which may have an adverse effect on us and the value of our common stock.

On August 31, 2011, the SEC published a concept release (Release No. 29778, File No. S7-34-11, Companies Engaged in the Business of Acquiring Mortgages and Mortgage Related Instruments), pursuant to which it is reviewing whether certain companies that invest in mortgage-backed securities and rely on the exclusion from registration under Section 3(c)(5)(C) of the Investment Company Act, such as us, should continue to be allowed to rely on such an exclusion from registration. If the SEC or its staff takes action with respect to this exclusion, these changes could mean that certain of our subsidiaries could no longer rely on the Section 3(c)(5)(C) exclusion, and would have to rely on Section 3(c)(1) or 3(c)(7), which would mean that our investment in those subsidiaries would be investment securities. This could result in our failure to maintain our exclusion from registration as an investment company.

If we fail to maintain an exclusion from registration as an investment company, either because of SEC interpretational changes or otherwise, we could, among other things, be required either: (i) to substantially change the manner in which we conduct our operations to avoid being required to register as an investment company; or (ii) to register as an investment company, either of which could have an adverse effect on us and the value of our common stock. If we are required to register as an investment company under the Investment Company Act, we would become subject to substantial regulation with respect to our capital structure (including our ability to use leverage), management, operations, transactions with affiliated persons (as defined in the Investment Company Act), portfolio composition, including restrictions with respect to diversification and industry concentration and other matters.

Our Advisor is subject to extensive regulation, including as an investment adviser in the United States, as a fund services business in the Bailiwick of Jersey, which could adversely affect its ability to manage our business.

Certain of our Sponsor’s affiliates, including our Advisor, are subject to regulation as investment advisers and/or fund managers by various regulatory authorities that are charged with protecting the interests of the Managed Companies, including us. Instances of criminal activity and fraud by participants in the investment management industry and disclosures of trading and other abuses by participants in the financial services industry have led the U.S. government and regulators in foreign jurisdictions to consider increasing the rules and regulations governing, and oversight of, the financial system. This activity is expected to result in continued changes to the laws and regulations governing the investment management industry and more aggressive enforcement of the existing laws and regulations. Our Advisor could be subject to civil liability, criminal liability, or sanction, including revocation of its registration as an investment adviser in the United States or its registration in the Bailiwick of Jersey, revocation of the licenses of its employees, censures, fines or temporary suspension or permanent bar from conducting business if it is found to have violated any of these laws or regulations. Any such liability or sanction could adversely affect its ability to manage our business.

Our Advisor must continually address conflicts between its interests and those of its managed companies, including us. In addition, the SEC, the Jersey Financial Services Commission and other regulators have increased their scrutiny of potential conflicts of interest. However, appropriately dealing with conflicts of interest is complex and difficult and if our Advisor fails, or appears to fail, to deal appropriately with conflicts of interest, it could face litigation or regulatory proceedings or penalties, any of which could adversely affect its ability to manage our business.

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Certain provisions of Maryland law may limit the ability of a third party to acquire control of us.

Certain provisions of the MGCL may have the effect of inhibiting a third-party from acquiring us or of impeding a change of control under circumstances that otherwise could provide our stockholders with the opportunity to realize a premium over the then-prevailing market price of such shares, including:

•	“business combination” provisions that, subject to limitations, prohibit certain business combinations between an “interested stockholder” (defined generally as any person who beneficially owns, directly or indirectly, 10% or more of the voting power of our outstanding shares of voting stock or an affiliate or associate of the corporation who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding stock of the corporation) or an affiliate of any interested stockholder and us for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter imposes two super-majority stockholder voting requirements on these combinations; and

•	“control share” provisions that provide that holders of “control shares” of our company (defined as voting shares of stock that, if aggregated with all other shares of stock owned or controlled by the acquirer, would entitle the acquirer to exercise one of three increasing ranges of voting power in electing directors) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of issued and outstanding “control shares”) have no voting rights except to the extent approved by stockholders by the affirmative vote of at least two-thirds of all of the votes entitled to be cast on the matter, excluding all interested shares.

Pursuant to the Maryland Business Combination Act, our board of directors has by resolution opted out of the business combination provisions. Our bylaws contain a provision exempting from the Maryland Control Share Acquisition Act any and all acquisitions by any person of shares of our stock. There can be no assurance that these resolutions or exemptions will not be amended or eliminated at any time in the future.

Our charter includes a provision that may discourage a person from launching a mini-tender offer for our shares.

Our charter provides that any tender offer made by a person, including any “mini-tender offer,” must comply with most provisions of Regulation 14D of the Exchange Act. A “mini-tender offer” is a public, open offer to all stockholders to buy their stock during a specified period of time that will result in the bidder owning less than 5% of the class of securities upon completion of the mini-tender offer process. Absent such a provision in our charter, mini-tender offers for shares of our common stock would not be subject to Regulation 14D of the Exchange Act. Tender offers, by contrast, result in the bidder owning more than 5% of the class of securities and are automatically subject to Regulation 14D of the Exchange Act. Pursuant to our charter, the offeror must provide our company notice of such tender offer at least ten business days before initiating the tender offer. If the offeror does not comply with these requirements, our company will have the right to redeem the offeror’s shares, including any shares acquired in the tender offer. In addition, the noncomplying offeror shall be responsible for all of our company’s expenses in connection with that offeror’s noncompliance and no stockholder may transfer any shares to such noncomplying offeror without first offering the shares to us at the tender offer price offered by such noncomplying offeror. This provision of our charter may discourage a person from initiating a mini-tender offer for our shares and prevent stockholders from receiving a premium price for their shares in such a transaction.

Our failure to continue to qualify as a REIT would subject us to federal income tax and reduce cash available for distribution to stockholders.

We elected to be taxed as a REIT under the Internal Revenue Code commencing with the taxable year ended December 31, 2010. We intend to continue to operate in a manner so as to continue to qualify as a REIT for federal income tax purposes. Qualification as a REIT involves the application of highly technical and complex

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Internal Revenue Code provisions for which only a limited number of judicial and administrative interpretations exist. Even an inadvertent or technical mistake could jeopardize our REIT status. Our continued qualification as a REIT will depend on our satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis. Moreover, new tax legislation, administrative guidance or court decisions, in each instance potentially with retroactive effect, could make it more difficult or impossible for us to continue to qualify as a REIT. If we fail to continue to qualify as a REIT in any taxable year, we would be subject to federal and applicable state and local income tax on our taxable income at corporate rates, in which case we might be required to borrow or liquidate some investments in order to pay the applicable tax. Losing our REIT status would reduce our net income available for investment or distribution to stockholders because of the additional tax liability. In addition, distributions to stockholders would no longer qualify for the dividends-paid deduction and we would no longer be required to make distributions. Furthermore, if we fail to qualify as a REIT in any taxable year for which we have elected to be taxed as a REIT, we would generally be unable to elect REIT status for the four taxable years following the year in which our REIT status is lost.

Complying with REIT requirements may force us to borrow funds to make distributions to stockholders or otherwise depend on external sources of capital to fund such distributions.

To continue to qualify as a REIT, we are required to distribute annually at least 90% of our taxable income, subject to certain adjustments, to stockholders. To the extent that we satisfy the distribution requirement, but distribute less than 100% of our taxable income, we will be subject to federal corporate income tax on our undistributed taxable income. In addition, we may elect to retain and pay income tax on our net long-term capital gain. In that case, if we so elect, a stockholder would be taxed on its proportionate share of our undistributed long-term gain and would receive a credit or refund for its proportionate share of the tax we paid. A stockholder, including a tax-exempt or foreign stockholder, would have to file a federal income tax return to claim that credit or refund. Furthermore, we will be subject to a 4% nondeductible excise tax if the actual amount that we distribute to stockholders in a calendar year is less than a minimum amount specified under federal tax laws.

From time-to-time, we may generate taxable income greater than our net income (loss) for U.S. GAAP, due to among other things, amortization of capitalized purchase premiums, fair value adjustments and reserves. In addition, our taxable income may be greater than our cash flow available for distribution to stockholders as a result of, among other things, investments in assets that generate taxable income in advance of the corresponding cash flow from the assets (for instance, if a borrower defers the payment of interest in cash pursuant to a contractual right or otherwise).

If we do not have other funds available in the situations described in the preceding paragraphs, we could be required to borrow funds on unfavorable terms, sell investments at disadvantageous prices or find another alternative source of funds to make distributions sufficient to enable us to distribute enough of our taxable income to satisfy the REIT distribution requirement and to avoid corporate income tax and the 4% excise tax in a particular year. These alternatives could increase our costs or reduce our equity.

Because of the distribution requirement, it is unlikely that we will be able to fund all future capital needs, including capital needs in connection with investments, from cash retained from operations. As a result, to fund future capital needs, we likely will have to rely on third-party sources of capital, including both debt and equity financing, which may or may not be available on favorable terms or at all. Our access to third-party sources of capital will depend upon a number of factors, including our current and potential future earnings and cash distributions.

We could fail to continue to qualify as a REIT if the IRS successfully challenges our treatment of our mezzanine loans or repurchase agreements.

We intend to continue to operate in a manner so as to continue to qualify as a REIT for federal income tax purposes. However, qualification as a REIT involves the application of highly technical and complex Internal

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Revenue Code provisions for which only a limited number of judicial and administrative interpretations exist. If the IRS disagrees with the application of these provisions to our assets or transactions, including assets we have owned and past transactions, our REIT qualification could be jeopardized. For instance, IRS Revenue Procedure 2003-65 provides a safe harbor pursuant to which a mezzanine loan, if it meets each of the requirements contained therein, will be treated by the IRS as a real estate asset for purposes of the REIT asset tests and interest derived from it will be treated as qualifying mortgage interest for purposes of the 75% income test. Although Revenue Procedure 2003-65 provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. While mezzanine loans in which we invest may not meet all of the requirements for reliance on this safe harbor, we expect to invest in mezzanine loans in a manner that we believe will enable us to continue to satisfy the REIT gross income and asset tests.

In addition, we have entered into sale and repurchase agreements under which we nominally sold certain of our mortgage assets to a counterparty and simultaneously entered into an agreement to repurchase the sold assets. We believe that we will be treated for federal income tax purposes as the owner of the mortgage assets that are the subject of any such sale and repurchase agreement notwithstanding that we transferred record ownership of the assets to the counterparty during the term of the agreement. It is possible, however, that the IRS could assert that we did not own the mortgage assets during the term of the sale and repurchase agreement, in which case our ability to continue to qualify as a REIT could be adversely affected.

Even if the IRS were to disagree with one or more of our interpretations and we were treated as having failed to satisfy one of the REIT qualification requirements, we could maintain our REIT qualification if our failure was excused under certain statutory savings provisions. However, there can be no guarantee that we would be entitled to benefit from those statutory savings provisions if we failed to satisfy one of the REIT qualification requirements, and even if we were entitled to benefit from those statutory savings provisions, we could be required to pay a penalty tax.

Despite our qualification for taxation as a REIT for federal income tax purposes, we may be subject to other tax liabilities that reduce our cash flow and our ability to make distributions to stockholders.

Despite our qualification for taxation as a REIT for federal income tax purposes, we may be subject to certain federal, state and local taxes on our income and assets, including taxes on any undistributed income or property. Any of these taxes would decrease cash available for distribution to stockholders. For instance:

•	In order to continue to qualify as a REIT, we must distribute annually at least 90% of our REIT taxable income (which is determined without regard to the dividends paid deduction or net capital gain for this purpose) to stockholders. To the extent that we satisfy the distribution requirement but distribute less than 100% of our REIT taxable income, we will be subject to federal corporate income tax on the undistributed income.

•	We will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions we pay in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years.

•	If we have net income from the sale of foreclosure property that we hold primarily for sale to customers in the ordinary course of business or other non-qualifying income from foreclosure property, we must pay a tax on that income at the highest corporate income tax rate.

•	If we sell an asset, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business and do not qualify for a safe harbor in the Internal Revenue Code, our gain would be subject to the 100% “prohibited transaction” tax.

•	Any domestic TRS of ours will be subject to federal corporate income tax on its income, and on any non-arm’s-length transactions between us and any TRS, for instance, excessive rents charged to a TRS could be subject to a 100% tax.

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•	We may be subject to tax on income from certain activities conducted as a result of taking title to collateral.

•	We may be subject to state or local income, property and transfer taxes, such as mortgage recording taxes.

Complying with REIT requirements may cause us to forego otherwise attractive opportunities or liquidate otherwise attractive investments.

To continue to qualify as a REIT for federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to stockholders and the ownership of our stock. As discussed above, we may be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution. Additionally, we may be unable to pursue investments that would be otherwise attractive to us in order to satisfy the requirements for qualifying as a REIT.

We must also ensure that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified real estate assets, including certain mortgage loans and mortgage-backed securities. The remainder of our investment in securities (other than government securities and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets can consist of the securities of any one issuer (other than government securities and qualified real estate assets) and no more than 25% (20% after 2017) of the value of our gross assets may be represented by securities of one or more TRSs. Finally, for the taxable years after 2015, no more than 25% of our assets may consist of debt investments that are issued by “publicly offered REITs” and would not otherwise be treated as qualifying real estate assets. If we fail to comply with these requirements at the end of any calendar quarter, we must correct such failure within 30 days after the end of the calendar quarter to avoid losing our REIT status and suffering adverse tax consequences, unless certain relief provisions apply. As a result, compliance with the REIT requirements may hinder our ability to operate solely on the basis of profit maximization and may require us to liquidate investments from our portfolio, or refrain from making, otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to stockholders.

Modification of the terms of our CRE debt investments and mortgage loans underlying our CMBS in conjunction with reductions in the value of the real property securing such loans could cause us to fail to continue to qualify as a REIT.

Our CRE debt and securities investments may be materially affected by a weak real estate market and economy in general. As a result, many of the terms of our CRE debt and the mortgage loans underlying our CRE securities may be modified to avoid taking title to a property. Under Treasury Regulations, if the terms of a loan are modified in a manner constituting a “significant modification,” such modification triggers a deemed exchange of the original loan for the modified loan. In general, under applicable Treasury Regulations, or the Loan-to-Value Regulation, if a loan is secured by real property and other property and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan determined as of the date we agreed to acquire the loan or the date we significantly modified the loan, a portion of the interest income from such loan will not be qualifying income for purposes of the 75% gross income test although it may nevertheless be qualifying income for purposes of the 95% gross income test. Although the law is not entirely clear, a portion of the loan will likely be a non-qualifying asset for purposes of the 75% asset test. The non-qualifying portion of such a loan would be subject to, among other requirements, the requirement that a REIT not hold securities representing more than 10% of the total value of the outstanding securities of any one issuer, or the 10% Value Test. For taxable years beginning after 2015, debt obligations secured by a mortgage on both real and personal property will be treated as a real estate asset for purposes of the 75% asset test, and

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interest thereon will be treated as interest on an obligation secured by real property, if the fair market value of the personal property does not exceed 15% of the fair market value of all property securing the debt.

IRS Revenue Procedure 2014-51 provides a safe harbor pursuant to which we will not be required to redetermine the fair market value of the real property securing a loan for purposes of the gross income and asset tests discussed above in connection with a loan modification that is: (i) occasioned by a borrower default; or (ii) made at a time when we reasonably believe that the modification to the loan will substantially reduce a significant risk of default on the original loan. No assurance can be provided that all of our loan modifications have or will qualify for the safe harbor in Revenue Procedure 2014-51. To the extent we significantly modify loans in a manner that does not qualify for that safe harbor, we will be required to redetermine the value of the real property securing the loan at the time it was significantly modified. In determining the value of the real property securing such a loan, we generally will not obtain third-party appraisals, but rather will rely on internal valuations. No assurance can be provided that the IRS will not successfully challenge our internal valuations. If the terms of our debt investments and mortgage loans underlying our CMBS are “significantly modified” in a manner that does not qualify for the safe harbor in Revenue Procedure 2014-51 and the fair market value of the real property securing such loans has decreased significantly, we could fail the 75% gross income test, the 75% asset test and/or the 10% Value Test. Unless we qualified for relief under certain Internal Revenue Code cure provisions, such failures could cause us to fail to continue to qualify as a REIT.

Our acquisition of debt or securities investments may cause us to recognize income for federal income tax purposes even though no cash payments have been received on the debt investments.

We may acquire debt or securities investments in the secondary market for less than their face amount. The amount of such discount will generally be treated as a “market discount” for federal income tax purposes. If these debt or securities investments provide for “payment-in-kind” interest, we may recognize “original issue discount,” or OID, for federal income tax purposes. Moreover, we may acquire distressed debt investments that are subsequently modified by agreement with the borrower. If the amendments to the outstanding debt constitute “significant modifications” under the applicable Treasury Regulations, the modified debt may be considered to have been reissued to us in a debt-for-debt exchange with the borrower. In that event, if the debt is considered to be “publicly-traded” for federal income tax purposes, the modified debt in our hands may be considered to have been issued with OID to the extent the fair market value of the modified debt is less than the principal amount of the outstanding debt. In the event the debt is not considered to be “publicly traded” for federal income tax purposes, we may be required to recognize taxable income to the extent that the principal amount of the modified debt exceeds our cost of purchasing it. Also, certain loans that we originate and later modify and certain previously modified debt we acquire in the secondary market may be considered to have been issued with the OID at the time it was modified.

In general, we will be required to accrue OID on a debt instrument as taxable income in accordance with applicable federal income tax rules even though no cash payments may be received on such debt instrument on a current basis.

In the event a borrower with respect to a particular debt instrument encounters financial difficulty rendering it unable to pay stated interest as due, we may nonetheless be required to continue to recognize the unpaid interest as taxable income. Similarly, we may be required to accrue interest income with respect to subordinate mortgage-backed securities at the stated rate regardless of when their corresponding cash payments are received.

In order to meet the REIT distribution requirements, it might be necessary for us to arrange for short-term, or possibly long-term borrowings, or to pay distributions in the form of our shares or other taxable in-kind distributions of property. We may need to borrow funds at times when the market conditions are unfavorable. Such borrowings could increase our costs and reduce the value of a stockholders’ investment. In the event in-kind distributions are made, a stockholder’s tax liabilities associated with an investment in our common stock for a given year may exceed the amount of cash we distribute to stockholders during such year.

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Complying with REIT requirements may limit our ability to hedge effectively.

The REIT provisions of the Internal Revenue Code may limit our ability to hedge our operations effectively. Our aggregate gross income from non-qualifying hedges, fees and certain other non-qualifying sources cannot exceed 5% of our annual gross income. As a result, we might have to limit our use of advantageous hedging techniques or implement those hedges through a TRS. Any hedging income earned by a TRS would be subject to federal, state and local income tax at regular corporate rates. This could increase the cost of our hedging activities or expose us to greater risks associated with interest rate or other changes than we would otherwise incur.

Liquidation of assets may jeopardize our REIT qualification.

To continue to qualify as a REIT, we must comply with requirements regarding our assets and our sources of income. If we are compelled to liquidate our investments to satisfy our obligations to our lenders, we may be unable to comply with these requirements, ultimately jeopardizing our qualification as a REIT, or we may be subject to a 100% prohibited transaction tax on any resulting gain if we sell assets that are treated as dealer property or inventory.

The prohibited transactions tax may limit our ability to engage in transactions, including disposition of assets and certain methods of securitizing loans, which would be treated as sales for federal income tax purposes.

A REIT’s net income from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of dealer property, other than foreclosure property, but including loans held primarily for sale to customers in the ordinary course of business. We might be subject to the prohibited transaction tax if we were to dispose of or securitize loans in a manner that is treated as a sale of the loans, for federal income tax purposes. Therefore, in order to avoid the prohibited transactions tax, we may choose not to engage in certain sales of loans and may limit the structures that we use for any securitization financing transactions, even though such sales or structures might otherwise be beneficial to us. Additionally, we may be subject to the prohibited transaction tax upon a disposition of real property. Although a safe-harbor exception to prohibited transaction treatment is available, we cannot assure stockholders that we can comply with such safe harbor or that we will avoid owning property that may be characterized as held primarily for sale to customers in the ordinary course of our trade or business. Consequently, we may choose not to engage in certain sales of real property or may conduct such sales through a TRS.

It may be possible to reduce the impact of the prohibited transaction tax by conducting certain activities through a TRS. However, to the extent that we engage in such activities through a TRS, the income associated with such activities will be subject to a corporate income tax.

We also may not be able to use secured financing structures that would create taxable mortgage pools, other than in a TRS or through a subsidiary REIT.

We may recognize substantial amounts of REIT taxable income, which we would be required to distribute to stockholders, in a year in which we are not profitable under U.S. GAAP or other economic measures.

We may recognize substantial amounts of REIT taxable income in years in which we are not profitable under U.S. GAAP or other economic measures as a result of the differences between U.S. GAAP and tax accounting methods. For instance, certain of our assets have been marked-to-market for U.S. GAAP purposes but not for tax purposes, which could result in losses for U.S. GAAP purposes that are not recognized in computing our REIT taxable income. Additionally, we may deduct our capital losses only to the extent of our capital gains in computing our REIT taxable income for a given taxable year. Consequently, we could recognize substantial amounts of REIT taxable income and would be required to distribute such income to stockholders, in a year in which we are not profitable under U.S. GAAP or other economic measures.

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We may distribute our common stock in a taxable distribution, in which case stockholders may sell shares of our common stock to pay tax on such distributions, and stockholders may receive less in cash than the amount of the dividend that is taxable.

We may make taxable distributions that are payable in cash and common stock. The IRS has issued private letter rulings to other REITs treating certain distributions that are paid partly in cash and partly in stock as taxable distributions that would satisfy the REIT annual distribution requirement and qualify for the dividends paid deduction for federal income tax purposes. Those rulings may be relied upon only by taxpayers to whom they were issued, but we could request a similar ruling from the IRS. Accordingly, it is unclear whether and to what extent we will be able to make taxable distributions payable in cash and common stock. If we made a taxable dividend payable in cash and common stock, taxable stockholders receiving such distributions will be required to include the dividend, as taxable income to the extent of our current and accumulated earnings and profits, as determined for federal income tax purposes. As a result, stockholders may be required to pay income tax with respect to such distributions in excess of the cash distributions received. If a U.S. stockholder sells the common stock that it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount recorded in earnings with respect to the dividend, depending on the market price of our common stock at the time of the sale. Furthermore, with respect to certain non-U.S. stockholders, we may be required to withhold U.S. federal income tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in common stock.

REIT distribution requirements could adversely affect our ability to execute our business plan.

We generally must distribute annually at least 90% of our REIT taxable income (which is determined without regard to the dividends-paid deduction or net capital gain for this purpose) in order to continue to qualify as a REIT. We intend to make distributions to stockholders to comply with the REIT requirements of the Internal Revenue Code and to avoid corporate income tax and the 4% excise tax. We may be required to make distributions to stockholders at times when it would be more advantageous to reinvest cash in our business or when we do not have funds readily available for distribution. Thus, compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.

Distributions paid by REITs do not qualify for the reduced tax rates that apply to other corporate distributions.

The maximum tax rate for “qualified dividends” paid by corporations to non-corporate stockholders is currently 20%. Distributions paid by REITs, however, generally are taxed at ordinary income rates (subject to a maximum rate of 39.6% for non-corporate stockholders), rather than the preferential rate applicable to qualified dividends. The more favorable rates applicable to regular corporate distributions could cause potential investors who are individuals to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay qualified distributions, which could adversely affect the value of the stock of REITs, including our common stock.

Our qualification as a REIT could be jeopardized as a result of our interest in joint ventures or investment funds.

We may hold certain limited partner or non-managing member interests in partnerships and limited liability companies that are joint ventures or investment funds. If a partnership or limited liability company in which we own an interest takes or expects to take actions that could jeopardize our qualification as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause us to fail a REIT gross income or asset test, and that we would not become aware of such action in time to dispose of our interest in the partnership or limited liability company or take other corrective action on a timely basis. In that case, we could fail to continue to qualify as a REIT unless we are able to qualify for a statutory REIT savings provision, which may require us to pay a significant penalty tax to maintain our REIT qualification.

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Our qualification as a REIT may depend upon the accuracy of legal opinions or advice rendered or given or statements by the issuers of assets we acquire.

When purchasing securities, we may rely on opinions or advice of counsel for the issuer of such securities, or statements made in related offering documents, for purposes of determining, among other things, whether such securities represent debt or equity securities for U.S. federal income tax purposes, the value of such securities, and also to what extent those securities constitute qualified real estate assets for purposes of the REIT asset tests and produce qualified income for purposes of the 75% gross income test. The inaccuracy of any such opinions, advice or statements may adversely affect our ability to qualify as a REIT and result in significant corporate-level tax.

Our charter limits the number of shares a person may own, which may discourage a takeover that could otherwise result in a premium price paid to stockholders.

Our charter, with certain exceptions, authorizes our board of directors to take such actions as are necessary and desirable to preserve our qualification as a REIT. To help us comply with the REIT ownership requirements of the Internal Revenue Code, among other purposes, our charter prohibits a person from directly or constructively owning more than 9.8% in value of the aggregate of the outstanding shares of our stock of any class or series or more than 9.8% in value or number of shares, whichever is more restrictive, of the aggregate of the outstanding shares of our common stock, unless exempted (prospectively or retroactively) by our board of directors. This restriction may have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might otherwise provide a premium price for holders of our shares of common stock.

Legislative or regulatory tax changes could adversely affect us or stockholders.

At any time, the federal income tax laws can change. Laws and rules governing REITs or the administrative interpretations of those laws may be amended. Any of those new laws or interpretations may take effect retroactively and could adversely affect us or stockholders.

Item 1B. Unresolved Staff Comments

None.

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Item 2. Properties

Our real estate property investments are part of our real estate equity segment and are described under Item 1. “Business.” The following table presents information with respect to our real estate investments as of December 31, 2016 (dollars in thousands):

Location City, State	Square Feet	Number of Properties	Percentage Occupied	Ownership Interest	Type	Lease Expiration Date(1)	Gross Carrying Value(2)	Borrowings Carrying Value
Clemson, SC	204,612	1	98%	80%	Student Housing	Various	$20,036	$12,644
Columbia, SC	234,800	1	99%	80%	Student Housing	Various	23,780	24,485
Farmington Hills, MI	702,130	1	98%	90%	Multifamily	Various	59,666	42,440
Kalamazoo, MI	278,412	1	94%	80%	Student Housing	Various	22,825	15,774
New Orleans, LA	354,988	1	93%	85%	Multifamily	Various	55,508	42,967
St. Louis, MO	892,306	7	89%	95%	Office	Feb-21	116,607	108,595
Warrendale, PA	554,474	5	100%	89%	Office	Sep-23	94,184	77,535
Columbus, OH	2,077,743	23	94%	88%	Industrial	Mar-20	85,870	68,970
Vienna, VA	432,188	2	56%	100%	Office	Jun-20	52,783	—

Total / weighted average	5,731,653	42	92%				$531,259	$393,410

(1)	All leases for multifamily and student housing properties are short term in nature. For office properties, based on initial term and represents the weighted average lease expiration date if more than one lease.
(2)	Represents operating real estate before accumulated depreciation as presented in our consolidated financial statements. Refer to “Note 4. Operating Real Estate” of Part II, Item 8. “Financial Statements and Supplementary Data.”

As of December 31, 2016, we had no properties with a carrying value equal to or greater than 10% of our total assets. For the year ended December 31, 2016, we had two properties with gross revenues equal to or greater than 10% of our total revenues.

Item 3. Legal Proceedings

We may be involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, in the opinion of management, any current legal proceedings are not expected to have a material adverse effect on our financial position or results of operations.

Item 4. Mine Safety Disclosures

None.

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PART II.

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

There is no established public trading market for our shares of common stock. We do not expect that our shares will be listed for trading on a national securities exchange in the near future, if ever. Our board of directors will determine when, and if, to apply to have shares of our common stock listed for trading on a national securities exchange, subject to satisfying existing listing requirements. Our board of directors does not have a stated term for evaluating a listing on a national securities exchange as we believe setting a finite date for a possible, but uncertain future liquidity transaction may result in actions that are not necessarily in the best interest or within the expectations of our stockholders.

We provide an estimated value per share of our common stock in each annual report distributed to our stockholders, the method by which it was developed and the date of the data used to develop the estimated value to assist broker-dealers in connection with the obligations under FINRA Rule 5110 and to assist fiduciaries of retirement plans subject to the annual reporting requirements of ERISA in the preparation of their reports relating to an investment in our shares of common stock. On April 7, 2016, upon the recommendation of the audit committee of our board of directors, our board of directors, including all of our independent directors, approved and established an estimated value per share of our common stock of $9.87 as of December 31, 2015, or the Valuation Date. The estimated value per share is based upon the estimated value of our assets less the estimated value of our liabilities as of the Valuation Date. As of the Valuation Date, (1) the estimated value of our CRE debt investments was $1.14 billion, compared with an aggregate outstanding principal balance of $1.10 billion; (2) the estimated value of our CRE equity investments, including the value of our equity-like participations or other ownership interests associated with certain of our CRE debt investments, was $590.6 million, compared with an aggregate initial purchase price, including subsequent capital expenditures, of $429.1 million; (3) the estimated value of our PE Investments was $114.0 million, compared with a carrying value of $98.8 million; and (4) the estimated value of our CRE securities was $86.9 million, compared to a carrying value of $83.6 million. For additional information on the methodology used in calculating our estimated value per share, refer to our Current Report on Form 8-K filed with the SEC on April 8, 2016.

In April 2016, the DRP was amended and restated to provide that, effective on ten days’ notice, the price per share purchased pursuant to the DRP was $9.87, which is equal to the estimated value per share of our common stock as of December 31, 2015, until such time as we establish a new estimated per share value, at which time the purchase price will adjust to 100% of such estimated value per share. Prior to the April 2016 amendment, shares issued pursuant to the DRP were priced at 95.0% of our estimated value per share as of October 31, 2014, or $9.52. Prior to 2015, shares issued pursuant to the DRP were priced at $9.50 per share.

The board of directors currently expects that our next estimated value per share will be based upon our assets and liabilities as of December 31, 2016 and such value will be included in a Current Report on Form 8-K or such other filing with the SEC. We intend to continue to publish updated estimated values per share annually.

Stockholders

As of March 10, 2017, we had 23,549 stockholders of record.

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Distributions

The following table summarizes distributions declared for the years ended December 31, 2016, 2015, and 2014 (dollars in thousands):

	Distributions(1)
Period	Cash	DRP	Total
2016
First Quarter	$13,052	$10,987	$24,039
Second Quarter	13,184	10,864	24,048
Third Quarter	13,482	10,858	24,340
Fourth Quarter	13,690	10,628	24,318

Total	$53,408	$43,337	$96,745

2015
First Quarter	$12,640	$10,720	$23,360
Second Quarter	12,910	10,882	23,792
Third Quarter	13,107	11,095	24,202
Fourth Quarter	13,169	11,145	24,314

Total	$51,826	$43,842	$95,668

2014
First Quarter	$12,369	$10,338	$22,707
Second Quarter	12,492	10,650	23,142
Third Quarter	12,674	10,885	23,559
Fourth Quarter	12,717	10,997	23,714

Total	$50,252	$42,870	$93,122

(1)	Represents distributions declared for such period, even though such distributions are actually paid to stockholders the month following such period.

Distribution Reinvestment Plan

We adopted our DRP through which common stockholders may elect to reinvest an amount equal to the distributions declared on their shares in additional shares of our common stock in lieu of receiving cash distributions. The initial purchase price per share under our DRP was $9.50. In connection with its determination of the estimated value of our shares of common stock, and pursuant to our DRP, the board of directors determined that, effective April 1, 2016, distributions may be reinvested in shares of our common stock at a price of $9.87 per share, which is equal to the estimated value per share as of the Valuation Date.

No selling commissions or dealer manager fees are paid on shares issued pursuant to our DRP. Our board of directors may amend or terminate our DRP for any reason upon ten days’ notice to participants, except that we may not amend our DRP to eliminate a participant’s ability to withdraw from our DRP.

For the period from October 18, 2010 through December 31, 2016, we issued 18.2 million shares totaling $174.5 million of gross offering proceeds pursuant to our DRP.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We adopted our Share Repurchase Program effective July 19, 2010, which enables stockholders to sell their shares to us in limited circumstances. We may not repurchase shares unless a stockholder has held shares for one year. However, we may repurchase shares held for less than one year in connection with a stockholder’s death or disability, if the disability is deemed qualifying by our board of directors, in their sole discretion, and after

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receiving written notice from the stockholder or the stockholder’s estate. We are not obligated to repurchase shares under our Share Repurchase Program. We fund repurchase requests received during a quarter with proceeds set aside for that purpose which are not expected to exceed proceeds received from our DRP. However, to the extent that the aggregate DRP proceeds are not sufficient to fund repurchase requests, our board of directors may, in its sole discretion, choose to use other sources of funds. Our board of directors may, in its sole discretion, amend, suspend or terminate our Share Repurchase Program at any time upon ten days’ notice except that changes in the number of shares that can be repurchased during any calendar year will take effect only upon ten business days’ prior written notice. In addition, our Share Repurchase Program will continue until a secondary market develops for our shares or our shares are listed on a national exchange or included for quotation in a national securities market.

For the year ended December 31, 2016, we repurchased shares of our common stock as follows:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plan or Program	Maximum Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plan or Program
January 1 to January 31	972,951	$9.57	972,951	(1)
February 1 to February 29	—	—	—
March 1 to March 31	—	—	—
April 1 to April 30	1,169,310	9.57	1,169,310	(1)
May 1 to May 31	—	—	—
June 1 to June 30	—	—	—
July 1 to July 31	897,473	9.50	897,473	(1)
August 1 to August 31	—	—	—
September 1 to September 30	—	—	—
October 1 to October 31	—	—	—
November 1 to November 30	1,309,444	9.49	1,309,444	(1)
December 1 to December 31	—	—	—

Total	4,349,178		4,349,178

(1)	Subject to funds being available, we will limit the number of shares redeemed pursuant to our Share Repurchase Program to: (i) 5.0% of the weighted average number of shares of our common stock outstanding during the prior calendar year; and (ii) those that could be funded from the net DRP proceeds in the prior calendar year plus such additional funds as may be reserved for that purpose by our board of directors; provided, however, that the above volume limitations shall not apply to repurchases requested within two years after the death or qualifying disability of a stockholder.

As of December 31, 2016, we had no unfulfilled repurchase requests.

Unregistered Sales of Equity Securities

During the three months ended December 31, 2016, we did not issue any equity securities that were not registered under the Securities Act. All prior sales of unregistered securities have been previously reported on quarterly reports on Form 10-Q or annual reports on Form 10-K.

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Item 6. Selected financial data

The information below should be read in conjunction with “Forward-Looking Statements” Part I, Item 1A. “Risk Factors,” Part II, Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto included in Part II, Item 8. “Financial Statements and Supplementary Data,” included in this Annual Report on Form 10-K.

	Years Ended December 31,
	2016	2015	2014	2013	2012
	(Dollars in thousands, except per share data)
Operating Data:
Net interest income	$60,983	$75,132	$81,597	$62,374	$21,302
Rental and other income	78,602	60,394	29,342	1,970	—
Expenses	125,942	112,733	70,341	31,355	6,569
Income (loss) before equity in earnings (losses) of unconsolidated ventures and income tax benefit (expense)	10,211	10,685	52,759	32,989	15,304
Net income (loss)	32,207	45,591	88,953	61,017	15,304
Net income (loss) per share of common stock, basic/diluted	$0.26	$0.38	$0.77	$0.63	$0.44
Distributions declared per share of common stock	$0.80	$0.80	$0.80	$0.80	$0.80

	As of December 31,
	2016	2015	2014	2013	2012
	(Dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$153,039	$127,890	$35,755	$119,595	$213,727
Real estate debt investments, net	745,323	997,836	1,250,023	1,074,773	514,058
Operating real estate, net	488,839	365,327	403,347	125,168	—
Investments in unconsolidated ventures	90,579	157,843	195,860	156,616	—
Real estate securities, available for sale	93,975	83,622	79,636	66,450	29,582
Total assets	$1,768,480	$1,947,516	$2,188,021	$1,831,104	$859,938
Total borrowings	682,328	819,716	996,178	637,752	250,812
Total liabilities	799,355	915,505	1,125,324	825,879	342,192
Total equity	969,125	1,032,011	1,062,697	1,005,225	517,746

	Years Ended December 31,
	2016	2015	2014	2013	2012
	(Dollars in thousands)
Other Data:
Cash flow provided by (used in):
Operating activities	$60,836	$84,995	$93,392	$66,600	$13,367
Investing activities	173,931	257,731	(504,087)	(913,785)	(444,395)
Financing activities	(209,618)	(250,591)	326,855	753,053	590,896

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Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our consolidated financial statements and notes thereto included in Item 8. “Financial Statements and Supplemental Data” and risk factors in Part I, Item 1A. “Risk Factors” of this report. References to “we,’’ “us,’’ or “our’’ refer to NorthStar Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

Introduction

We were formed to originate, acquire and asset manage a diversified portfolio of CRE, debt, select equity and securities investments, predominantly in the United States. We may also invest in CRE investments internationally. CRE debt investments include first mortgage loans, subordinate mortgage and mezzanine loans and participations in such loans and preferred equity interests. Real estate equity investments include direct ownership in properties, which may be structurally senior to a third-party partner’s equity, as well as indirect interests in real estate through real estate private equity funds, or PE Investments. CRE securities primarily consist of CMBS, and may in the future include unsecured REIT debt, CDO, notes and other securities. In addition, we may own investments through joint ventures. We were formed in January 2009 as a Maryland corporation and commenced operations in October 2010. We elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, commencing with the taxable year ended December 31, 2010. We conduct our operations so as to continue to qualify as a REIT for U.S. federal income tax purposes.

We are externally managed and have no employees. Prior to January 11, 2017, we were managed by an affiliate of NorthStar Asset Management Group Inc. (NYSE: NSAM), or NSAM. Effective January 10, 2017, NSAM completed its previously announced merger with Colony Capital, Inc., or Colony, NorthStar Realty Finance Corp., or NorthStar Realty, and Colony NorthStar, Inc., or Colony NorthStar, a wholly-owned subsidiary of NSAM, which we refer to as the mergers, with Colony NorthStar surviving the mergers and succeeding NSAM as our Sponsor. As a result of the mergers, our Sponsor became an internally-managed equity REIT, with a diversified real estate and investment management platform and publicly-traded on the NYSE under the ticker symbol “CLNS”. In addition, following the mergers, NSAM J-NSI Ltd, an affiliate of NSAM, or our Advisor, became a subsidiary of Colony NorthStar. Our Advisor manages our day-to-day operations pursuant to an advisory agreement. The mergers had no material impact on our operations.

Our Sponsor and its affiliates also provide asset management and other services to NorthStar Realty Europe Corp. (NYSE: NRE), other sponsored public retail-focused companies, private funds and any other companies our Sponsor and its affiliates may manage in the future, or collectively the Managed Companies, both in the United States and internationally. As of February 28, 2017, our Sponsor had an aggregate of $56.0 billion of assets under management, adjusted for commitments to acquire or sell certain investments by our Sponsor and the Managed Companies.

Previously, we were managed by an affiliate of NorthStar Realty until June 30, 2014, when it spun-off its asset management business into NSAM. Concurrent with the spin-off our Advisor agreed to manage our day-to-day operations on terms substantially similar to those set forth in our prior advisory agreement with NS Real Estate Income Trust Advisor, LLC, or our Prior Advisor. References to our Prior Advisor herein refer to the services performed by and fees paid and accrued to our Prior Advisor during the period prior to June 30, 2014. The spin-off of NorthStar Realty’s asset management business had no impact on our operations.

Our primary investment types are as follows:

•	Commercial Real Estate Debt - Our CRE debt investments include first mortgage loans, subordinate interests and mezzanine loans and participations in such loans, as well as preferred equity interests.

•	Commercial Real Estate Equity - Our CRE equity investments include direct ownership in real estate, which may be structurally senior to a third-party partner’s equity and indirect interests in real estate through PE Investments since the underlying collateral in the funds is primarily real estate.

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•	Commercial Real Estate Securities - Our CRE securities investments may include CMBS, unsecured REIT debt, CDO notes and other securities.

We believe that our targeted investment types are complementary to each other due to their overlapping sources of investment opportunities, common reliance on real estate fundamentals and ability to apply similar portfolio management and servicing skills to maximize value and to protect shareholder capital. We believe our Advisor’s platform and experience provide us the flexibility to invest across the real estate capital structure.

We initially registered to offer up to 100,000,000 shares pursuant to our primary offering to the public, or our Primary Offering, and up to 10,526,315 shares pursuant to our distribution reinvestment plan, or DRP, which we refer to collectively as the Offering. In April 2013, our board of directors authorized the reallocation of shares available under our DRP to our Primary Offering. Our Primary Offering (including 7.6 million shares reallocated from our DRP, or our Total Primary Offering) was completed on July 1, 2013 and all of the shares initially registered for our Offering were issued. As a result of an additional registration statement to offer up to 10.0 million shares pursuant to our DRP, we continue to offer DRP shares beyond our Total Primary Offering.

We have raised total gross proceeds of $1.1 billion in the Offering. In addition, from the close of the Primary Offering through March 10, 2017, we have raised an additional $0.2 billion in gross proceeds pursuant to our DRP.

Sources of Operating Revenues and Cash Flows

We primarily generate revenue from net interest income on our CRE debt and securities investments and net rental and other operating income from our real estate properties. Additionally, we record equity in earnings of unconsolidated ventures, including from PE Investments. Our income is primarily derived through the difference between net revenue and the cost at which we are able to finance our investments. We may also acquire investments which generate attractive returns without any leverage.

Profitability and Performance Metrics

We calculate Funds from Operations, or FFO, and Modified Funds from Operations, or MFFO, (see “Non-GAAP Financial Measures-Funds from Operations and Modified Funds from Operations” for a description of these metrics), to evaluate the profitability and performance of our business.

Outlook and Recent Trends

The U.S. economy continues to demonstrate positive underlying fundamentals, with moderate gross domestic product, or GDP, growth and improving employment conditions during 2016, leading to increased levels of consumer confidence early in 2017. Although 2016 GDP growth of 1.6% remained below historical levels, the unemployment rate declined to 4.7% in December and wage levels are experiencing their first significant increases since 2009. Improved macroeconomic conditions have prompted the Federal Reserve to pursue measured interest rates increases, including the second rate increase in nine years in December 2016. The Federal Reserve has indicated that three additional interest rate increases are expected during 2017, further demonstrating its confidence in overall economic conditions.

Despite initial market volatility and uncertainty following the results of the non-binding referendum passed in the United Kingdom supporting the exit from the European Union and the U.S. Presidential election, the U.S. and global financial markets have since rebounded, with major market indices continuing to achieve record levels, including the Dow Jones Industrial Average surpassing 21,000 for the first time ever. In addition, benchmark 10-year interest rates in several key global economies, including England, Germany and Japan, have recently trended to positive territory, signaling normalized market conditions following periods of negative interest rates. While many global central banks continue to ease monetary policy to combat low inflation and economic

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stagnation, increased growth expectations in the United States may result in rising price levels and additional pressure to raise interest rates. The pace of these changes may create volatility in global debt and equity markets as the Federal Reserve seeks to reduce its large balance sheet holdings acquired in response to the financial crisis. In addition, the impact of potentially significant fiscal and regulatory policy changes, including potential infrastructure spending, healthcare reform and new trade policies, may also have a considerable impact on the trajectory of the U.S. and global economies during 2017.

CRE fundamentals remain relatively healthy across U.S. property types. Investor demand in 2016 for income-producing properties drove increased transaction activity, with rent levels, vacancy levels and property prices improving across most property sectors. Private real estate investment remained strong throughout early 2016 as many key markets and property types approached or surpassed their 2007 valuation peaks. Transaction activity slowed in late 2016, however, resulting in a flattening of price appreciation and concern that certain markets may be entering the late stage of the current real estate cycle. In addition, large amounts of ten-year debt originated during 2007 is set to mature in 2017, and these maturities may contribute to periodic volatility in the commercial real estate market. With CMBS issuance declining 25% in 2016, from $101.0 billion in 2015 to $76.0 billion in 2016, traditional capital sources such as banks and CMBS lenders may lack sufficient lending capacity to absorb the high refinancing demand. As regulatory uncertainty continues to limit CMBS issuance, these developments may provide attractive lending opportunities for new market participants such as alternative investment platforms, REITs and insurance companies. Industry experts estimate a projected total origination volume of approximately $55 billion for 2017, with the shift to non-traditional lenders resulting in higher underwriting standards that may support market stability and a protracted environment of increasing commercial real estate values.

Non-traded REIT capital raising was down approximately 55% year-over-year in 2016, with approximately $4.5 billion in equity raised in direct real estate programs. In April 2016, the retail industry experienced the implementation of FINRA 15-02 related to disclosure on broker-dealer account statements and the final ruling of the U.S. Department of Labor’s “fiduciary” standard for retirement accounts. Although the final fiduciary rule was more favorable to both sponsors and broker-dealers in the retail industry than initial proposals, the impact of both of these events has been a sharp decline overall capital raising activity. With the new administration in place, additional uncertainty exists with the delay of the implementation of the U.S. Department of Labor’s rule and speculation of a partial or full repeal of the regulation’s orders. Our Sponsor and other market participants continue to develop new products and compensation structures to reflect the changing regulatory landscape and our Sponsor remains focused on broadening the potential market for its retail offerings. We anticipate 2017 to be a transitional year for the non-traded markets, but expect the overall market and opportunity for retail products to improve as it adapts to these changes.

Our Strategy

Our primary business objectives are to originate and acquire real estate-related investments, with a focus on CRE debt that we expect will generate attractive risk-adjusted returns, stable cash flow for distributions and provide downside protection to our stockholders. Some of our CRE debt investments may be considered transitional in nature because the borrower or owner may have a business plan to improve the collateral and, as a result, we generally require the borrower to fund interest or other reserves, whether through loan proceeds or otherwise, to support debt service payments and capital expenditures. We, our borrower or owner, and possibly a guarantor, may be required to refill these reserves should they become deficient during the applicable period for any reason. We will also seek to realize growth in the value of our real estate equity investments through appreciation and/or by opportunistic sales to maximize value. We believe that our Advisor, and its affiliates, have a platform that derives a potential competitive advantage from the combination of experience, proven track record of successfully managing public companies, deep industry relationships and market-leading CRE credit underwriting and capital markets expertise which enables us to manage credit risk across our investments as well as to structure and finance our assets efficiently. In addition, we believe that such platform, and our Advisor’s and its affiliates’ capabilities, will be strengthened and enhanced as a result of the mergers of our Sponsor,

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Colony and NorthStar Realty as discussed above. We believe that our targeted investment types are complementary to each other due to their overlapping sources of investment opportunities, common reliance on CRE fundamentals and ability to apply similar portfolio management and servicing skills to maximize value and to protect capital. We use the proceeds from our DRP and other financing sources to carry out our primary business objectives of originating and acquiring real estate-related investments.

We began raising capital in late 2010 and completed our Total Primary Offering on July 1, 2013. Since the successful completion of our Total Primary Offering, we have only been raising new equity through our DRP. We also entered into term loan facilities that provide up to an aggregate of $550.0 million to finance the origination of CRE first mortgage loans, or our Term Loan Facilities, and our CMBS facilities to make new investments in CMBS, or our CMBS Credit Facilities, and collectively our Credit Facilities. In November 2012 and August 2013, we closed two securitization financing transactions to finance debt investments on a permanent, non-recourse, non-mark-to-market basis. The debt investments had previously been financed on our Term Loan Facilities. Our real estate portfolio is financed with long-term, non-recourse mortgage notes.

The following table presents our investment activity for the year ended December 31, 2016 and from inception through December 31, 2016, adjusted for our acquisitions and commitments through March 10, 2017 (dollars in thousands):

	Year Ended December 31, 2016		From Inception Through March 10, 2017
Investment Type:	Count	Principal Amount/Cost	Count	Principal Amount/Cost(1)
CRE debt	6	$142,350	52	$1,945,305
Operating Real Estate(2)	25	174,844	42	615,450
PE Investments(3)	2	98,224	4	353,684
CRE securities	4	33,664	19	204,625

Total	37	$449,082	117	$3,119,064

(1)	Represents principal amount for real estate debt and securities and cost for real estate equity investments, which includes net purchase price allocation related to net intangibles, deferred costs and other assets.
(2)	Includes REO for which we took title in May 2016.
(3)	Excludes contributions related to future funding commitments.

Critical Accounting Policies

Principles of Consolidation

Our consolidated financial statements include the accounts of us, our operating partnership, or Operating Partnership, and our consolidated subsidiaries. We consolidate variable interest entities, or VIEs, if any, where we are the primary beneficiary and voting interest entities which are generally majority owned or otherwise controlled by us. All significant intercompany balances are eliminated in consolidation.

Variable Interest Entities

A VIE is an entity that lacks one or more of the characteristics of a voting interest entity. A VIE is defined as an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The determination of whether an entity is a VIE includes both a qualitative and quantitative analysis. We base the qualitative analysis on our review of the design of the entity, its organizational structure including decision-making ability and relevant financial agreements and the quantitative analysis on the forecasted cash flow of the entity. We reassess the initial evaluation of an entity as a VIE upon the occurrence of certain reconsideration events.

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A VIE must be consolidated only by its primary beneficiary, which is defined as the party who, along with its affiliates and agents has both the: (i) power to direct the activities that most significantly impact the VIE’s economic performance; and (ii) obligation to absorb the losses of the VIE or the right to receive the benefits from the VIE, which could be significant to the VIE. We determine whether we are the primary beneficiary of a VIE by considering qualitative and quantitative factors, including, but not limited to: which activities most significantly impact the VIE’s economic performance and which party controls such activities; the amount and characteristics of its investment; the obligation or likelihood for us or other interests to provide financial support; consideration of the VIE’s purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders and the similarity with and significance to our business activities and the other interests. We reassess the determination of whether we are the primary beneficiary of a VIE each reporting period. Significant judgments related to these determinations include estimates about the current and future fair value and performance of investments held by these VIEs and general market conditions.

We evaluate our investments and financings, including investments in unconsolidated ventures and securitization financing transactions, if any, to determine whether each investment or financing is a VIE. We analyze new investments and financings, as well as reconsideration events for existing investments and financings, which vary depending on type of investment or financing.

Voting Interest Entities

A voting interest entity is an entity in which the total equity investment at risk is sufficient to enable it to finance its activities independently and the equity holders have the power to direct the activities of the entity that most significantly impact its economic performance, the obligation to absorb the losses of the entity and the right to receive the residual returns of the entity. The usual condition for a controlling financial interest in a voting interest entity is ownership of a majority voting interest. If we have a majority voting interest in a voting interest entity, the entity will generally be consolidated. We do not consolidate a voting interest entity if there are substantive participating rights by other parties and/or kick-out rights by a single party or a simple majority vote.

We perform on-going reassessments of whether entities previously evaluated under the voting interest framework have become VIEs, based on certain events, and therefore subject to the VIE consolidation framework.

Investments in Unconsolidated Ventures

A non-controlling, unconsolidated ownership interest in an entity may be accounted for using the equity method, at fair value or the cost method.

Under the equity method, the investment is adjusted each period for capital contributions and distributions and its share of the entity’s net income (loss). Capital contributions, distributions and net income (loss) of such entities are recorded in accordance with the terms of the governing documents. An allocation of net income (loss) may differ from the stated ownership percentage interest in such entity as a result of preferred returns and allocation formulas, if any, as described in such governing documents. Equity method investments are recognized using a cost accumulation model in which the investment is recognized based on the cost to the investor, which includes acquisition fees. We record as an expense certain acquisition costs and fees associated with consolidated investments deemed to be business combinations and capitalizes these costs for investments deemed to be acquisitions of an asset, including an equity method investment.

We may account for an investment in an unconsolidated entity at fair value by electing the fair value option. We elected the fair value option for PE Investments. We record the change in fair value for our share of the projected future cash flow of such investments from one period to another in equity in earnings (losses) of unconsolidated ventures in the consolidated statements of operations. Any change in fair value attributed to market related assumptions is considered unrealized gain (loss).

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We may account for an investment that does not qualify for equity method accounting or for which the fair value option was not elected using the cost method if we determine the investment in the unconsolidated entity is insignificant. Under the cost method, equity in earnings is recorded as dividends are received to the extent they are not considered a return of capital, which is recorded as a reduction of cost of the investment.

Fair Value Option

The fair value option provides an election that allows a company to irrevocably elect to record certain financial assets and liabilities at fair value on an instrument-by-instrument basis at initial recognition. We will generally not elect the fair value option for our assets and liabilities. However, we have elected the fair value option for PE Investments. Any change in fair value for assets and liabilities for which the election is made is recognized in earnings.

Real Estate Debt Investments

CRE debt investments are generally intended to be held to maturity and, accordingly, are carried at cost, net of unamortized loan fees, premium and discount. CRE debt investments that are deemed to be impaired are carried at amortized cost less a loan loss reserve, if deemed appropriate, which approximates fair value. CRE debt investments where we do not have the intent to hold the loan for the foreseeable future or until its expected payoff are classified as held for sale and recorded at the lower of cost or estimated value.

We may syndicate a portion of the CRE debt investments that we originate or sell the CRE debt investments individually. When a transaction meets the criteria for sale accounting, we will no longer recognize the CRE debt investment sold as an asset and will recognize gain or loss based on the difference between the sales price and the carrying value of the CRE debt investment sold. Any related unamortized deferred origination fees, original issue discounts, loan origination costs, discounts or premiums at the time of sale are recognized as an adjustment to the gain or loss on sale, which is included in interest income on the consolidated statement of operations. Any fees received at the time of sale or syndication are recognized as part of interest income.

Operating Real Estate

Operating real estate is carried at historical cost less accumulated depreciation. Ordinary repairs and maintenance are expensed as incurred. Major replacements and betterments which improve or extend the life of the asset are capitalized and depreciated over their useful life. We account for purchases of operating real estate that qualify as business combinations using the acquisition method, where the purchase price is allocated to tangible assets such as land, building, improvements and other identified intangibles. Costs directly related to an acquisition deemed to be a business combination are expensed and included in transaction costs in our consolidated statements of operations.

We refer to real estate acquired in connection with a foreclosure, deed in lieu of foreclosure or a consensual modification of a loan as REO. We evaluate whether an REO, herein collectively referred to as taking title to collateral, constitutes a business and whether business combination accounting is appropriate. Any excess upon taking title to collateral between the carrying value of a loan over the estimated fair value of the property is charged to provision for loan losses.

Real Estate Securities

We classify our CRE securities investments as available for sale on the acquisition date, which are carried at fair value. Unrealized gains (losses) are recorded as a component of accumulated other comprehensive income, or OCI, in our consolidated statements of equity.

Fair Value Measurement

The fair value of financial instruments is categorized based on the priority of the inputs to the valuation technique and categorized into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to

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quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on our consolidated balance sheets are categorized based on the inputs to the valuation techniques as follows:

Level 1. Quoted prices for identical assets or liabilities in an active market.

Level 2. Financial assets and liabilities whose values are based on the following:

a)	Quoted prices for similar assets or liabilities in active markets.

b)	Quoted prices for identical or similar assets or liabilities in non-active markets.

c)	Pricing models whose inputs are observable for substantially the full term of the asset or liability.

d)	Pricing models whose inputs are derived principally from or corroborated by observable market data for substantially the full term of the asset or liability.

Level 3. Prices or valuation techniques based on inputs that are both unobservable and significant to the overall fair value measurement.

Financial assets and liabilities recorded at fair value on a recurring basis are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Management determines the prices are representative of fair value through a review of available data, including observable inputs, recent transactions as well as our knowledge and experience of the market.

With respect to valuation for CRE securities, we generally obtain at least one quote from a pricing service or broker. Furthermore, we may use internal pricing models to establish arm’s length prices. Generally, the quote from the pricing service is used to determine fair value for the securities. The quotes are not adjusted. The pricing service uses market-based measurements based on valuation techniques that reflect market participants’ assumptions and maximize the use of relevant observable inputs including prices for similar assets, benchmark yield curves and market corroborated inputs such as contractual terms, discount rates for similar securities and credit (such as credit support and delinquency rates). We believe such broker quote is generally based on a market transaction of comparable securities.

To determine the fair value of CRE securities, we maintain a comprehensive quarterly process that includes a valuation committee comprised of senior members of the investment and accounting teams that is designed to enable management to ensure the prices used are representative of fair value and the instruments are properly classified pursuant to the fair value hierarchy.

Initially, a member of the investment team on the valuation committee reviews the prices at quarter end to ensure current market conditions are fairly presented. The investment team is able to assess these values because they are actively engaged in the market, reviewing bid lists, recent sales and frequently have discussions with various banks and other financial institutions regarding the state of the market. We then perform a variety of analyses to ensure the quotes are in a range which we believe to be representative of fair value and to validate the quotes obtained and used in determining the ultimate value used in the financial statements. At the portfolio level, we evaluate the overall change in fair value versus the overall change in the market. We review significant changes in fair value for individual instruments, both positive and negative, from the prior period. We perform back testing on any securities sold to validate the quotes used for the prior quarter. Where multiple quotes are available, we evaluate any large variance between the high and low price. We obtain any available market data that provides insight into the price through recent or comparable security trades, multiple broker bids and other

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pertinent information. This data may be available through the pricing service or based on data directly available to us. If as part of any of these processes, we are aware of data which we believe better supports the fair value, we challenge the quote provided by either the pricing service or broker. Any discrepancy identified from our processes are reviewed and resolved. The valuation committee approves the final prices. We believe these procedures are designed to enable us to estimate fair value.

Once we determine fair value of CRE securities, we review to ensure the instrument is properly classified pursuant to the fair value hierarchy consistent with accounting principles generally accepted in the United States, or U.S. GAAP, through our understanding of the valuation methodologies used by the pricing service via discussion with representatives of the pricing service and review of any documentation describing its valuation methodology.

Generally, when fair value is based on the pricing service or multiple broker quotes, we believe, based on our analysis, such quotes are based on observable inputs and are therefore classified as Level 2. Where the price is based on either a single broker quote or an internal pricing model, we generally consider such price to be based on less observable data and therefore classify such instruments as Level 3.

Revenue Recognition

Real Estate Debt Investments

Interest income is recognized on an accrual basis and any related premium, discount, origination costs and fees are amortized over the life of the investment using the effective interest method. The amortization is reflected as an adjustment to interest income in our consolidated statements of operations. The amortization of a premium or accretion of a discount is discontinued if such loan is reclassified to held for sale.

Operating Real Estate

Rental and other income from operating real estate is derived from the leasing of space to various types of tenants. Rental revenue recognition commences when the tenant takes legal possession of the leased space and the leased space is substantially ready for its intended use. The leases are for fixed terms of varying length and generally provide for annual rentals and expense reimbursements to be paid in monthly installments. Rental income from leases is recognized on a straight-line basis over the term of the respective leases. The excess of rent recognized over the amount contractually due pursuant to the underlying leases is included in receivables on our consolidated balance sheets. We amortize any tenant inducements as a reduction of revenue utilizing the straight-line method over the term of the lease. Other income represents revenue from tenant/operator leases which provide for the recovery of all or a portion of the operating expenses and real estate taxes paid by us on behalf of the respective property. This revenue is recognized in the same period as the expenses are incurred.

In a situation in which a lease(s) associated with a significant tenant have been, or are expected to be, terminated early, we evaluate the remaining useful life of depreciable or amortizable assets in the asset group related to the lease that will be terminated (i.e., tenant improvements, above- and below-market lease intangibles, in-place lease value and deferred leasing costs). Based upon consideration of the facts and circumstances surrounding the termination, we may write-off or accelerate the depreciation and amortization associated with the asset group. Such amounts are included within rental and other income for above- and below-market lease intangibles and depreciation and amortization for the remaining lease related asset groups in the consolidated statements of operations. As of December 31, 2016, 2015, and 2014, the total amount of accelerated amortization within rental and other income and depreciation and amortization expense was de minimis.

Real Estate Securities

Interest income is recognized using the effective interest method with any premium or discount amortized or accreted through earnings based on expected cash flow through the expected maturity date of the security.

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Changes to expected cash flow may result in a change to the yield which is then applied retrospectively for high-credit quality securities that cannot be prepaid or otherwise settled in such a way that the holder would not recover substantially all of the investment or prospectively for all other securities to recognize interest income.

Credit Losses and Impairment on Investments

Real Estate Debt Investments

Loans are considered impaired when, based on current information and events, it is probable that we will not be able to collect all principal and interest amounts due according to the contractual terms. We assess the credit quality of the portfolio and adequacy of loan loss reserves on a quarterly basis or more frequently as necessary. Significant judgment of management is required in this analysis. We consider the estimated net recoverable value of the loan as well as other factors, including but not limited to the fair value of any collateral, the amount and the status of any senior debt, the quality and financial condition of the borrower and the competitive situation of the area where the underlying collateral is located. Because this determination is based on projections of future economic events, which are inherently subjective, the amount ultimately realized may differ materially from the carrying value as of the balance sheet date. If upon completion of the assessment, the estimated fair value of the underlying collateral is less than the net carrying value of the loan, a loan loss reserve is recorded with a corresponding charge to provision for loan losses. The loan loss reserve for each loan is maintained at a level that is determined to be adequate by management to absorb probable losses.

Income recognition is suspended for a loan at the earlier of the date at which payments become 90-days past due or when, in the opinion of management, a full recovery of income and principal becomes doubtful. When the ultimate collectability of the principal of an impaired loan is in doubt, all payments are applied to principal under the cost recovery method. When the ultimate collectability of the principal of an impaired loan is not in doubt, contractual interest is recorded as interest income when received, under the cash basis method until an accrual is resumed when the loan becomes contractually current and performance is demonstrated to be resumed. Interest accrued and not collected will be reversed against interest income. A loan is written off when it is no longer realizable and/or legally discharged. As of December 31, 2016, we did not have any impaired CRE debt investments.

Operating Real Estate

Our real estate portfolio is reviewed on a quarterly basis, or more frequently as necessary, to assess whether there are any indicators that the value of our operating real estate may be impaired or that its carrying value may not be recoverable. A property’s value is considered impaired if management’s estimate of the aggregate expected future undiscounted cash flow generated by the property is less than the carrying value. In conducting this review, management considers U.S. macroeconomic factors, real estate sector conditions and asset specific and other factors. To the extent an impairment has occurred, the loss is measured as the excess of the carrying value of the property over the estimated fair value and recorded in impairment on operating real estate in our consolidated statements of operations. As of December 31, 2016, we did not have any impaired operating real estate.

An allowance for a doubtful account for a tenant receivable is established based on a periodic review of aged receivables resulting from estimated losses due to the inability of tenants to make required rent and other payments contractually due. Additionally, we establish, on a current basis, an allowance for future tenant credit losses on unbilled rent receivable based on an evaluation of the collectability of such amounts.

Investments in Unconsolidated Ventures

We review our investments in unconsolidated ventures for which we did not elect the fair value option on a quarterly basis, or more frequently as necessary, to assess whether there are any indicators that the value may be

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impaired or that its carrying value may not be recoverable. An investment is considered impaired if the projected net recoverable amount over the expected holding period is less than the carrying value. In conducting this review, management considers U.S. macroeconomic factors, including real estate sector conditions, together with investment specific and other factors. To the extent an impairment has occurred and is considered to be other than temporary, the loss is measured as the excess of the carrying value of the investment over the estimated fair value and recorded in equity in earnings (losses) of unconsolidated ventures in our consolidated statements of operations. As of December 31, 2016, we did not have any impaired investments in unconsolidated ventures.

Real Estate Securities

CRE securities for which the fair value option is elected are not evaluated for other-than-temporary impairment, or OTTI, as any change in fair value is recorded in our consolidated statements of operations. Realized losses on such securities are reclassified to realized gain (loss) on investments and other as losses occur.

CRE securities for which the fair value option is not elected are evaluated for OTTI quarterly. Impairment of a security is considered to be other-than-temporary when: (i) the holder has the intent to sell the impaired security; (ii) it is more likely than not the holder will be required to sell the security; or (iii) the holder does not expect to recover the entire amortized cost of the security. When a CRE security has been deemed to be other-than-temporarily impaired due to (i) or (ii), the security is written down to its fair value and an OTTI is recognized in our consolidated statements of operations. In the case of (iii), the security is written down to its fair value and the amount of OTTI is then bifurcated into: (a) the amount related to expected credit losses; and (b) the amount related to fair value adjustments in excess of expected credit losses. The portion of OTTI related to expected credit losses is recognized in our consolidated statements of operations. The remaining OTTI related to the valuation adjustment is recognized as a component of accumulated OCI in our consolidated statements of equity. CRE securities which are not high-credit quality are considered to have an OTTI if the security has an unrealized loss and there has been an adverse change in expected cash flow. The amount of OTTI is then bifurcated as discussed above. As of December 31, 2016, we did not have any OTTI recorded on our CRE securities.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board or FASB issued an accounting update requiring a company to recognize as revenue the amount of consideration it expects to be entitled to in connection with the transfer of promised goods or services to customers. The accounting standard update will replace most of the existing revenue recognition guidance currently promulgated by U.S. GAAP. In July 2015, the FASB decided to delay the effective date of the new revenue standard by one year. The effective date of the new revenue standard for us will be January 1, 2018. Leases are specifically excluded from this guidance and will be governed by the applicable lease codification; however, this update may have implications in certain variable payment terms included in lease agreements and in sale and leaseback transactions. We are currently assessing the potential effect of the adoption on our consolidated financial statements and related disclosures, as applicable.

In February 2015, the FASB issued updated guidance that changes the rules regarding consolidation. The pronouncement eliminates specialized guidance for limited partnerships and similar legal entities and removes the indefinite deferral for certain investment funds. The new guidance is effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. We adopted this guidance in the first quarter 2016 and determined our Operating Partnership is considered a VIE. We are the primary beneficiary of the VIE, the VIE’s assets can be used for purposes other than the settlement of the VIE’s obligations and our partnership interest is considered a majority voting interest. As such, this standard resulted in the identification of additional VIEs, however it did not have a material impact on our consolidated financial position or results of operations.

In January 2016, the FASB issued an accounting update that addressed certain aspects of accounting and disclosure requirements of financial instruments, including the requirement that equity investments with readily

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determinable fair value be measured at fair value with changes in fair value recognized in results of operations. The new guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. We do not have any equity investments with readily determinable fair value recorded as available-for-sale. We do not believe that this guidance will have a material impact on our consolidated financial statements and related disclosures.

In February 2016, the FASB issued an accounting update that sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The update requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase of the leased asset by the lessee. This classification will determine whether the lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. Additionally, the new update will require that lessees capitalize, as initial direct costs, only those costs that are incurred due to the execution of a lease. Under this guidance, allocated payroll costs and other costs that are incurred regardless of whether the lease is obtained will no longer be capitalized as initial direct costs and instead will be expensed as incurred. The new guidance is to be applied using a modified retrospective approach at the beginning of the earliest comparative period in the financial statements and is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. We are currently assessing the potential effect the adoption of this guidance will have on our consolidated financial statements and related disclosures.

In March 2016, the FASB issued guidance which eliminates the requirement for an investor to retroactively apply the equity method when its increase in ownership interest (or degree of influence) in an investee triggers equity method accounting. The update requires that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and adopt the equity method of accounting as of the date the investment become qualified for equity method accounting. The update should be applied prospectively upon their effective date to increases in the level of ownership interests or degree of influence that results in the adoption of the equity method. The guidance is effective for fiscal years beginning after December 15, 2016 and interim periods within those fiscal years. We will adopt the new guidance prospectively on January 1, 2017 and do not expect the adoption of this standard to have a material impact on our consolidated financial statements and related disclosures.

In March 2016, the FASB issued guidance which amends several aspects of the accounting for equity-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities and classification on the statements of cash flows. The guidance is effective for interim and annual reporting periods in fiscal years beginning after December 15, 2016. We will adopt the new guidance prospectively on January 1, 2017 and do not expect the adoption of this standard to have a material impact on our consolidated financial statements and related disclosures.

In June 2016, the FASB issued guidance that changes the impairment model for certain financial instruments by requiring companies to recognize an allowance for expected losses, rather than incurred losses as required currently by the incurred loss approach. The guidance will apply to most financial assets measured at amortized cost and certain other instruments, including trade and other receivables, loans, held-to-maturity debt securities, net investments in leases and off-balance-sheet credit exposures (e.g., loan commitments). The new guidance is effective for reporting periods beginning after December 15, 2019 and will be applied as a cumulative adjustment to retained earnings as of the effective date. We are currently assessing the potential effect the adoption of this guidance will have on our consolidated financial statements and related disclosures.

In August 2016, the FASB issued guidance that makes eight targeted changes to how cash receipts and cash payments are presented and classified in the statement of cash flows. The guidance is effective for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years. If an entity early adopts the

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amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The new guidance requires adoption on a retrospective basis unless it is impracticable to apply, in which case the company would be required to apply the amendments prospectively as of the earliest date practicable. We do not believe that this guidance will have a material impact on our consolidated financial statements and related disclosures.

In November 2016, the FASB issued guidance which requires entities to show the changes in the total of cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. Entities will no longer present transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. The guidance is effective for reporting periods beginning after December 15, 2017 and will be applied retrospectively to all periods presented. We do not believe that this guidance will have a material impact on our consolidated financial statements and related disclosures.

In January 2017, the FASB issued guidance to clarify the definition of a business under ASC 805. This new standard clarifies the definition of a business and provides a screen to determine when an integrated set of assets and activities is not a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. The guidance is effective for fiscal years, and interim periods within those years, beginning of December 15, 2017. The amendments in this update will be applied on a prospective basis. We expect that most acquisitions of real estate or in-substance real estate will not meet the revised definition of a business because substantially all of the fair value is concentrated in a single identifiable asset or group of similar identifiable assets (i.e. land, buildings, and related intangible assets).

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Results of Operations

Comparison of the Year Ended December 31, 2016 to 2015 (Dollars in Thousands):

	Years Ended December 31,		Increase (Decrease)
	2016	2015	Amount	%
Net interest income
Interest income	$77,657	$96,471	$(18,814)	(19.5)%
Interest expense	16,674	21,339	(4,665)	(21.9)%

Net interest income	60,983	75,132	(14,149)	(18.8)%

Property and other revenues
Rental and other income	78,602	60,394	18,208	30.1%

Total property and other revenues	78,602	60,394	18,208	30.1%

Expenses
Asset management and other fees - related party	23,765	23,965	(200)	(0.8)%
Mortgage notes interest expense	17,519	14,832	2,687	18.1%
Transaction costs	1,978	1,344	634	47.2%
Property operating expenses	36,950	31,135	5,815	18.7%
General and administrative expenses	14,503	15,475	(972)	(6.3)%
Depreciation and amortization	31,227	25,982	5,245	20.2%

Total expenses	125,942	112,733	13,209	11.7%

Other income (loss)
Unrealized gain (loss) on investments and other	(3,432)	(12,108)	8,676	(71.7)%

Income (loss) before equity in earnings (losses) of unconsolidated ventures and income tax benefit (expense)	10,211	10,685	(474)	(4.4)%
Equity in earnings (losses) of unconsolidated ventures	24,963	36,017	(11,054)	(30.7)%
Income tax benefit (expense)	(2,967)	(1,111)	(1,856)	167.1%

Net income (loss)	$32,207	$45,591	$(13,384)	(29.4)%

Net Interest Income

Net interest income is interest income generated on our interest-earning assets less interest expense on our related interest-bearing liabilities.

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The following table presents the average balance of interest-earning assets less related interest-bearing liabilities, associated interest income and expense and corresponding yield earned and incurred for the years ended December 31, 2016 and 2015. Amounts presented have been impacted by the timing of new investments and repayments during the period (dollars in thousands):

	Years Ended December 31,
	2016			2015
	Average Carrying Value(1)	Interest Income/ Expense(2)	WA Yield/ Financing Cost(3)	Average Carrying Value(1)	Interest Income/ Expense(2)	WA Yield/ Financing Cost(3)
Interest-earning assets:
CRE debt investments	$853,421	$70,610	8.27%	$1,167,036	$91,334	7.83%
CRE securities investments	69,361	7,047	10.16%	54,288	5,137	9.46%

	$922,782	$77,657	8.42%	$1,221,324	$96,471	7.90%

Interest-bearing liabilities:
Securitization bonds payable, net	$85,903	$5,237	6.10%	$261,811	$12,212	4.66%
Credit facilities	304,468	11,304	3.71%	287,200	9,127	3.18%
Loan collateral payable, net, related party	5,815	133	2.29%	—	—	—%

	$396,186	$16,674	4.21%	$549,011	$21,339	3.89%

Net interest income		$60,983			$75,132

(1)	Based on amortized cost for CRE debt and securities investments and principal amount for securitization bonds payable, net, credit facilities and loan collateral payable, net, related party. All amounts are calculated based on quarterly averages.
(2)	Includes the effect of amortization of premium or accretion of discount and deferred fees.
(3)	Calculated as interest income or expense divided by average carrying value.

Interest income decreased $18.8 million primarily as a result of a $298.5 million decrease in the average carrying value as a result of the repayment of eight CRE debt investments and one CRE debt investment where title was transferred via deed-in-lieu to operating real estate, partially offset by the origination of six new CRE debt investments during the year ended December 31, 2016. Interest expense decreased $4.7 million primarily as a result of the repayment of securitization bonds.

Other Revenues

Rental and Other Income

Rental and other income increased $18.2 million as a result of the acquisition of an operating real estate portfolio in March 2016 and other real estate properties acquired by taking title in May 2016, as well as improved performance from existing properties.

Expenses

Asset Management and Other Fees - Related Party

Asset management and other fees - related party decreased $0.2 million to $23.8 million during the year ended December 31, 2016 compared to $24.0 million during the year ended December 31, 2015 primarily as a result of lower invested assets during 2016.

Mortgage Notes Interest Expense

Mortgage notes interest expense increased $2.7 million primarily as a result of a mortgage note obtained in connection with the acquisition of an operating real estate portfolio in March 2016.

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Transaction Costs

Transaction costs represent costs such as professional fees associated with new investments. The increase of $0.6 million is due to the volume of operating real estate equity investments in 2016 compared to 2015, offset by higher debt investment financing activities in 2015.

Property Operating Expenses

Property operating expenses increased $5.8 million primarily as a result of the acquisition of an operating real estate portfolio in March 2016 and other real estate properties acquired by taking title in May 2016.

General and Administrative Expenses

General and administrative expenses are incurred at the corporate level and include auditing and professional fees, director fees, and other costs associated with operating our business which are primarily paid by our Advisor on our behalf in accordance with our advisory agreement. General and administrative expenses decreased $1.0 million during the year ended December 31, 2016 as a result of lower operating expenses reimbursed to our Advisor due to lower average invested assets in 2016 as compared to 2015.

Depreciation and Amortization

Depreciation and amortization expense increased $5.2 million primarily as a result of the acquisition of an operating real estate portfolio in March 2016 and other real estate properties acquired by taking title in May 2016.

Unrealized Gain (Loss) on Investments

For the years ended December 31, 2016 and 2015, we recorded an unrealized loss of $3.4 million and $12.1 million, respectively, related to our PE Investments.

Equity in Earnings (Losses) of Unconsolidated Ventures

Equity in earnings (losses) of unconsolidated ventures decreased $11.1 million as a result of a decrease in earnings from PE Investments and the sale of a loan held in a joint venture in January 2016.

Income Tax Benefit (Expense)

For the years ended December 31, 2016 and 2015, we recorded income tax expense of $3.0 million and $1.1 million, respectively, related to our PE Investments.

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Comparison of the Year Ended December 31, 2015 to 2014 (Dollars in Thousands):

	Years Ended December 31,		Increase (Decrease)
	2015	2014	Amount	%
Net interest income
Interest income	$96,471	$102,697	$(6,226)	(6.1)%
Interest expense	21,339	21,100	239	1.1%

Net interest income	75,132	81,597	(6,465)	(7.9)%

Property and other revenues
Rental and other income	60,394	29,342	31,052	105.8%

Total property and other revenues	60,394	29,342	31,052	105.8%

Expenses
Asset management and other fees - related party	23,965	24,676	(711)	(2.9)%
Mortgage notes interest expense	14,832	7,763	7,069	91.1%
Transaction costs	1,344	2,777	(1,433)	(51.6)%
Property operating expenses	31,135	15,433	15,702	101.7%
General and administrative expenses	15,475	13,265	2,210	16.7%
Depreciation and amortization	25,982	6,427	19,555	304.3%

Total expenses	112,733	70,341	42,392	60.3%

Other income (loss)
Realized gain (loss) on investments and other	—	397	(397)	(100.0)%
Unrealized gain (loss) on investments and other	(12,108)	11,764	(23,872)	(202.9)%

Income (loss) before equity in earnings (losses) of unconsolidated ventures and income tax benefit (expense)	10,685	52,759	(42,074)	(79.7)%
Equity in earnings (losses) of unconsolidated ventures	36,017	41,679	(5,662)	(13.6)%
Income tax benefit (expense)	(1,111)	(5,485)	4,374	(79.7)%

Net income (loss)	$45,591	$88,953	$(43,362)	(48.7)%

Net Interest Income

Net interest income is interest income generated on our interest-earning assets less interest expense on our related interest-bearing liabilities.

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The following table presents the average balance of interest-earning assets less related interest-bearing liabilities, associated interest income and expense and corresponding yield earned and incurred for the years ended December 31, 2015 and 2014. Amounts presented have been impacted by the timing of new investments and repayments during the period (dollars in thousands):

	Years Ended December 31,
	2015			2014
	Average Carrying Value(1)	Interest Income/ Expense(2)	WA Yield/ Financing Cost(3)	Average Carrying Value(1)	Interest Income/ Expense(2)	WA Yield/ Financing Cost(3)
Interest-earning assets:
CRE debt investments	$1,167,036	$91,334	7.83%	$1,209,809	$96,709	7.99%
CRE securities investments	54,288	5,137	9.46%	53,334	5,988	11.23%

	$1,221,324	$96,471	7.90%	$1,263,143	$102,697	8.13%

Interest-bearing liabilities:
Securitization bonds payable, net	$261,811	$12,212	4.66%	$470,286	$15,902	3.38%
Credit facilities	287,200	9,127	3.18%	139,289	5,198	3.73%

	$549,011	$21,339	3.89%	$609,575	$21,100	3.46%

Net interest income		$75,132			$81,597

(1)	Based on amortized cost for CRE debt and securities investments and principal amount for securitization bonds payable, net and credit facilities. All amounts are calculated based on quarterly averages.
(2)	Includes the effect of amortization of premium or accretion of discount and deferred fees.
(3)	Calculated as interest income or expense divided by average carrying value.

Interest income decreased $6.2 million primarily as a result of a $41.8 million decrease in the average carrying value as a result of the repayments of 23 debt investments, partially offset by the origination of 12 debt investments. Interest expense increased $0.2 million primarily as a result of new borrowings partially offset by the repayment of securitization bonds payable.

Other Revenues

Rental and Other Income

Rental and other income increased $31.1 million primarily as a result of the full year impact of real estate equity investments acquired in 2014.

Expenses

Asset Management and Other Fees - Related Party

Asset management and other fees - related party decreased $0.7 million to $24.0 million during the year ended December 31, 2015 compared to $24.7 million during the year ended December 31, 2014 primarily as a result of decreased acquisition activity in 2015 offset by increased asset management fees as a result of the stabilization of the portfolio.

Mortgage Notes Interest Expense

Mortgage notes interest expense increased $7.1 million primarily as a result of the full year impact of real estate equity investments acquired in 2014.

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Transaction Costs

Transaction costs represent expenses such as professional fees associated with new investments. The decrease of $1.4 million is due to the greater volume of real estate equity investments in 2014 compared to 2015 offset by debt investment financing activities.

Property Operating Expenses

Property operating expenses increased $15.7 million primarily as a result of the full year impact of real estate equity investments acquired in 2014.

General and Administrative Expenses

General and administrative expenses are incurred at the corporate level and include auditing and professional fees, director fees, and other costs associated with operating our business which are primarily paid by our Advisor on our behalf in accordance with our advisory agreement. General and administrative expenses increased $2.2 million during the year ended December 31, 2015 as a result of higher operating expenses reimbursed to our Advisor due to higher average invested assets in 2015 as compared to 2014.

Depreciation and Amortization

Depreciation and amortization expense increased $19.6 million as a result of the completion of four purchase price allocations of real estate equity investments acquired in 2014.

Realized Gain (Loss) on Investments and Other

In the fourth quarter 2014, we realized a gain of $0.6 million on the sale of a CMBS, which was offset by a loss of $0.2 million from the sale of a mezzanine loan participation in the first quarter 2014.

Unrealized Gain (Loss) on Investments and Other

For the years ended December 31, 2015 and 2014, we recorded an unrealized loss of $12.1 million and an unrealized gain of $11.8 million, respectively, related to our PE Investments.

Equity in Earnings (Losses) of Unconsolidated Ventures

Equity in earnings (losses) of unconsolidated ventures decreased $5.7 million as a result of a decrease in earnings from PE Investments.

Income Tax Benefit (Expense)

For the years ended December 31, 2015 and 2014, we recorded income tax expense of $1.1 million and $5.5 million, respectively, related to our PE Investments.

Liquidity and Capital Resources

We require capital to fund our investment activities, pay operating expenses and to make distributions. Our capital sources may include cash flow from operations, net proceeds from asset repayments and sales, securitization financing transactions, borrowings under our Credit Facilities, mortgage notes and other term borrowings and proceeds from our DRP. As of March 10, 2017, we had current investable cash (excluding property level and liquidity requirements) of $111.2 million.

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Securitization Financing Transactions

We entered into two securitization financing transactions in 2012 and 2013 that provide permanent, non-recourse, non-mark-to-market financing for a portion of our CRE debt investments that were generally initially financed on our Term Loan Facilities. In January 2015, the outstanding obligations with respect to one of the securitizations were repaid in full. In the future, we expect to execute similar transactions to finance our newly-originated debt investments that might initially be financed on our Term Loan Facilities, although there is no assurance that will be the case. As of December 31, 2016, we had $70.7 million carrying value of CRE debt investments financed with $39.8 million of securitization bonds. In January 2017, Securitization 2013-1 was repaid in full.

Securitization 2013-1

In August 2013, we closed our $531.5 million Securitization 2013-1. We, through our subsidiaries, initially contributed eight CRE debt investments with a $346.1 million aggregate principal amount and NorthStar Realty, through its subsidiaries, transferred three senior loans with an aggregate principal amount of $79.1 million at cost to Securitization 2013-1. We account for such loans transferred by NorthStar Realty, as a loan collateral receivable, related party. Subsequent to the closing of Securitization 2013-1, we contributed four additional CRE debt investments with a $105.5 million aggregate principal balance. A total of $382.7 million of permanent, non-recourse, non-mark-to-market investment-grade securitization bonds were issued, representing an advance rate of 72.0% at a weighted average coupon of LIBOR plus 2.72%. We retained all of the below investment-grade bonds in Securitization 2013-1. The documents that govern Securitization 2013-1 require that the underlying assets meet a collateral value coverage test, or OC test, and an interest coverage test, or IC test (as defined by each applicable governing document) in order for us to receive regular cash flow distributions and defaults in our CRE debt investments, among other things, can negatively impact the OC and IC tests. Failing such tests means that cash flow that would normally be distributed to us would be used to amortize the investment- grade securitization bonds until the tests are back in compliance. In such cases, this could decrease cash available to pay our distributions and affect compliance with REIT requirements.

The following table presents the OC and IC cushion as of the closing date of the transaction and the remittance report dated closest to December 31, 2016 (dollars in thousands):

	OC	IC
Cushion at closing date of transaction	$91,431	$799
Cushion at remittance report dated closest to December 31, 2016	142,838	666

While our Advisor devotes a significant amount of resources to managing our existing investments, including assets collateralizing Securitization 2013-1, maintaining compliance with these tests is not a certainty.

Credit Facilities

We currently have eight Credit Facilities including three Term Loan Facilities that provide up to an aggregate of $550.0 million to finance the origination of first mortgage loans and senior loan participations secured by commercial real estate and five CMBS Credit Facilities. The interest rate and advance rate depend on asset type and characteristic. Maturity dates of our Term Loan Facilities range from March 2017 to October 2018 and all have extensions available at our option, subject to the satisfaction of certain customary conditions, with final maturity dates ranging from October 2018 to October 2021. The advance rate and maturity date of our CMBS Credit Facilities depend upon asset type. Our Credit Facilities contain representations, warranties, covenants, conditions precedent to funding, events of default and indemnities that are customary for agreements of these types. As of December 31, 2016, we are in compliance with all of our financial covenants under our Credit Facilities.

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Secured Borrowing

In November 2016, we bifurcated three first mortgage loans with an aggregate principal amount of $44.4 million into senior participations in mortgage loans of $29.5 million and junior participations in the related mortgage loans of $14.9 million to facilitate the financing of our mortgage loans through a securitization financing transaction, or secured borrowing, entered into by NorthStar Income II, a company managed by an affiliate of our Sponsor. We sold three senior participations at cost into the securitization transaction. We did not retain any legal interest in the senior participations and retained the junior participations on an unleveraged basis. As a result of U.S. GAAP requirements for transfers of financial assets, the senior participations transferred into the securitization financing transaction are accounted for as a secured borrowing and presented as loan collateral payable, net, related party on our consolidated balance sheets. Refer to Note 2, “Summary of Significant Accounting Policies” in our accompanying consolidated financial statements for additional information. As of December 31, 2016, the carrying value of CRE debt investments recorded in real estate debt investments, net was $23.7 million with an offsetting secured borrowing recorded in loan collateral payable, net, related party of $23.3 million.

Offering

We are no longer raising capital from our Primary Offering and we have invested substantially all of the net proceeds from our Primary Offering. Since the successful completion of our Primary Offering, we have only been raising new equity capital through our DRP, and as such, do not expect significant new investment activity. However, as investments are repaid or sold, we expect that those proceeds will be reinvested. Our inability to invest these proceeds could reduce our net income and limit our ability to make distributions. Further, we have certain fixed direct and indirect operating expenses, including certain expenses as a publicly-registered REIT. We expect our net income from operations will be sufficient to cover such expenses.

Our charter limits us from incurring borrowings that would exceed 300% of our net assets. We cannot exceed this limit unless any excess in borrowing over such level is approved by our stockholders. An approximation of this leverage calculation is 75.0% of the cost of our investments, excluding indirect leverage held through our unconsolidated venture investments. As of December 31, 2016, our leverage as a percentage of our cost of investments was 45.0%.

In addition to making investments in accordance with our investment objectives, we use or have used our capital resources to make certain payments to our Advisor, our Prior Advisor and NorthStar Securities, LLC, or our Dealer Manager. During our organization and offering stage, these payments included payments to our Dealer Manager for selling commissions and dealer manager fees and payments to our Prior Advisor, or its affiliates, as applicable, for reimbursement of certain organization and offering costs. Total selling commissions, dealer manager fees and reimbursable organization and offering expenses through the completion of our Total Primary Offering were, in the aggregate, 10.7% of total proceeds raised from our Total Primary Offering, below the 15.0% maximum allowed. We expect to continue to make payments to our Advisor, or its affiliates, as applicable, in connection with the selection and origination or acquisition of investments, the management of our assets and costs incurred by our Advisor in providing services to us. On June 30, 2014, we entered into a new advisory agreement with our Advisor, on terms substantially similar to those set forth in our prior advisory agreement with our Prior Advisor, which has a one-year term but may be renewed for an unlimited number of successive one-year periods upon the mutual consent of our Advisor and our board of directors, including a majority of our independent directors. In June 2016, our board of directors approved the renewal of the advisory agreement for an additional one-year term, on terms identical to those previously in effect.

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Cash Flows

The following presents a summary of our consolidated statements of cash flows for the years ended December 31, 2016, 2015, and 2014 (dollars in thousands):

	Year Ended December 31,			2016 vs. 2015 Change	2015 vs. 2014 Change
Cash flow provided by (used in):	2016	2015	2014
Operating activities	$60,836	$84,995	$93,392	$(24,159)	$(8,397)
Investing activities	173,931	257,731	(504,087)	(83,800)	761,818
Financing activities	(209,618)	(250,591)	326,855	40,973	(577,446)

Net change in cash and cash equivalents	$25,149	$92,135	$(83,840)	$(66,986)	$175,975

Year Ended December 31, 2016 Compared to December 31, 2015

Operating Activities

Our cash flows from operating activities depends on numerous factors including the changes to net interest income and net operating income generated from our real estate investments, distributions from PE Investments, fees paid to our Advisor for the management of our investments, transaction costs on new investments, and general and administrative expenses. Our net cash provided by operating activities decreased by $24.2 million for the year ended December 31, 2016 compared to the year ended December 31, 2015 primarily as a result of lower invested assets generating lower net interest income and equity in earnings, respectively, period over period.

Investing Activities

Our cash flows from investing activities are generally used to fund debt investment originations and investment acquisitions, net of proceeds received from dispositions or repayments of real estate assets. Our net cash provided by investing activities decreased by $83.8 million for the year ended December 31, 2016 compared to the year ended December 31, 2015 primarily as a result of an acquisition of operating real estate and increased investment in PE Investments, partially offset by proceeds from sale of an unconsolidated venture.

Financing Activities

Our cash flows from financing activities are principally impacted by our distributions paid on common stock, borrowings on credit facilities, and mortgage notes payable. Our net cash used in financing activities decreased by $41.0 million for the year ended December 31, 2016 compared to the year ended December 31, 2015 primarily as a result of increased borrowing from mortgage notes payable and the repayment of securitization bonds payable, partially offset by decreased borrowings from our credit facilities and increased share repurchases.

Year Ended December 31, 2015 Compared to December 31, 2014

Operating Activities

Our net cash provided by operating activities decreased by $8.4 million for the year ended December 31, 2015 compared to the year ended December 31, 2014. Net cash provided by operating activities related to net interest income and rental income generated from our investments and distributions from PE Investments, partially offset by fees paid to our Advisor for the management of our investments, interest expense on borrowings, payment of property operating expenses and general and administrative expenses.

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Investing Activities

Our net cash provided by investing activities increased by $761.8 million for the year ended December 31, 2015 compared to the year ended December 31, 2014 primarily as result of decreased CRE debt investment originations and acquisition of operating real estate activity, partially offset by CMBS purchases.

Financing Activities

Our net cash used in financing activities decreased by $577.4 million for the year ended December 31, 2015 compared to the year ended December 31, 2014 primarily as a result of decreased borrowing from our mortgage notes payable, credit facilities and increased repayment of securitization bonds.

Contractual Obligations and Commitments

The following table presents contractual obligations and commitments as of December 31, 2016 (dollars in thousands):

	Payments Due by Period
	Total	2017	2018-2019	2020-2021	More than 5 years
		Less than 1 year	1-3 years(1)	3-5 years(2)
Securitization bonds payable(3)(4)	$39,762	$—	$—	$—	$39,762
Mortgage notes payable(4)	396,613	—	—	12,411	384,202
Credit facilities(4)	249,156	22,187	205,619	21,350	—
Estimated interest payments(5)	165,372	26,790	43,659	38,101	56,822
Unfunded commitments(6)	35,224	24,268	4,567	1,178	5,211
PE Investments(7)	90,415	34,477	55,938	—	—

Total(8)	$976,542	$107,722	$309,783	$73,040	$485,997

(1)	Total includes $286.1 million and $23.7 million for years ended December 31, 2018 and 2019, respectively.
(2)	Total includes $33.0 million and $40.1 million for years ended December 31, 2020 and 2021, respectively.
(3)	Repaid in full in January 2017.
(4)	Based on the final maturity date.
(5)	Applicable LIBOR rate plus the respective spread as of December 31, 2016 was used to estimate payments for our floating-rate borrowings.
(6)	Includes $17.0 million related to a CRE debt investment which was repaid in full in January 2017.
(7)	Includes an estimated $0.2 million associated with future fundings and the deferred purchase price of $44.3 million, $41.4 million and $4.5 million for PE Investment IIA, PE Investment IIB and PE Investment III, respectively.
(8)	Subject to certain restrictions and limitations, our Advisor is responsible for managing our affairs on a day-to-day basis and for identifying, originating, acquiring and asset managing investments on our behalf. For such services, our Advisor receives management fees from us. The table above does not include amounts due under the advisory agreement as those obligations do not have fixed and determinable payments.

Off-Balance Sheet Arrangements

As of December 31, 2016, we are not dependent on the use of any off-balance sheet financing arrangements for liquidity. We have made investments in unconsolidated ventures. Refer to Note 5. “Investments in Unconsolidated Ventures” in Item 8. “Financial Statements and Supplementary Data” for a discussion of such unconsolidated ventures in our consolidated financial statements. In each case, our exposure to loss is limited to the carrying value of our investment plus any unfunded commitments and our proportionate share of an obligation owed though joint investments.

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Related Party Arrangements

Advisor

In connection with the completion of NorthStar Realty’s spin-off of its asset management business into our Sponsor, on June 30, 2014, we entered into a new advisory agreement with our Advisor, an affiliate of our Sponsor, on terms substantially similar to those set forth in the prior advisory agreement, and terminated the advisory agreement with our Prior Advisor. For periods prior to June 30, 2014, the information below regarding fees and reimbursements incurred and accrued but not yet paid relates to our Prior Advisor.

In June 2016, our board of directors approved the renewal of the advisory agreement for an additional one-year term, on terms identical to those previously in effect.

Subject to certain restrictions and limitations, our Advisor is responsible for managing our affairs on a day-to-day basis and for identifying, originating, acquiring and asset managing investments on our behalf. Our Advisor may delegate certain of its obligations to affiliated entities, which may be organized under the laws of the United States or foreign jurisdictions. References to our Advisor include our Advisor and any such affiliated entities. For such services, to the extent permitted by law and regulations, our Advisor receives fees and reimbursement from us. Below is a description and table of the fees and reimbursements incurred to our Advisor.

Fees to Advisor

Asset Management Fee

Our Advisor receives a monthly asset management fee equal to one-twelfth of 1.25% of the sum of the amount funded or allocated for CRE investments, including expenses and any financing attributable to such investments, less any principal received on debt and securities investments (or our proportionate share thereof in the case of an investment made through a joint venture).

Incentive Fee

Our Advisor is entitled to receive distributions equal to 15.0% of net cash flows of us, whether from continuing operations, repayment of loans, disposition of assets or otherwise, but only after stockholders have received, in the aggregate, cumulative distributions equal to their invested capital plus an 8.0% cumulative, non-compounded annual pre-tax return on such invested capital.

Acquisition Fee

Our Advisor also receives fees for providing structuring, diligence, underwriting advice and related services in connection with real estate acquisitions equal to 1.0% of the amount funded or allocated by us to originate or acquire investments, including acquisition costs and any financing attributable to such investments (or our proportionate share thereof in the case of an investment made through a joint venture). A fee paid to our Advisor in connection with the origination or acquisition of CRE debt investments is included in CRE debt investments, net on our consolidated balance sheets and is amortized to interest income over the life of the investment using the effective interest method. An acquisition fee incurred related to an equity investment will generally be expensed as incurred. A fee paid to our Advisor in connection with the acquisition of an equity or debt investment in an unconsolidated joint venture is included in investments in unconsolidated ventures on our consolidated balance sheets.

Disposition Fee

For substantial assistance in connection with the sale of investments and based on the services provided, as determined by our Company’s independent directors, our Advisor receives a disposition fee of 1.0% of the

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contract sales price of each CRE investment sold. We do not pay a disposition fee upon the maturity, prepayment, workout, modification or extension of a CRE debt investment unless there is a corresponding fee paid by our borrower, in which case the disposition fee is the lesser of: (i) 1.0% of the principal amount of the CRE debt investment prior to such transaction; or (ii) the amount of the fee paid by our borrower in connection with such transaction. If we take ownership of a property as a result of a workout or foreclosure of a CRE debt investment, we will pay a disposition fee upon the sale of such property. A disposition fee from the sale of a CRE investment is generally expensed and included in asset management and other fees - related party in our consolidated statements of operations. A disposition fee for a CRE debt investment incurred in a transaction other than a sale is included in CRE debt investments, net on our consolidated balance sheets and is amortized to interest income over the life of the investment using the effective interest method.

Reimbursements to Advisor

Operating Costs

Our Advisor is entitled to receive reimbursement for direct and indirect operating costs incurred by our Advisor in connection with administrative services provided to us. Our Advisor allocates, in good faith, indirect costs to us related to our Advisor’s and its affiliates’ employees, occupancy and other general and administrative costs and expenses in accordance with the terms of, and subject to the limitations contained in, the advisory agreement with our Advisor. The indirect costs include our allocable share of our Advisor’s compensation and benefit costs associated with dedicated or partially dedicated personnel who spend all or a portion of their time managing our affairs, based upon the percentage of time devoted by such personnel to our affairs. The indirect costs also include rental and occupancy, technology, office supplies, travel and entertainment and other general and administrative costs and expenses. However, there is no reimbursement for personnel costs related to executive officers (although there may be reimbursement for certain executive officers of our Advisor) and other personnel involved in activities for which our Advisor receives an acquisition fee or a disposition fee. Our Advisor allocates these costs to us relative to its and its affiliates’ other managed companies in good faith and has reviewed the allocation with our board of directors, including its independent directors. Our Advisor updates the board of directors on a quarterly basis of any material changes to the expense allocation and provides a detailed review to the board of directors, at least annually, and as otherwise requested by the board of directors. We reimburse our Advisor quarterly for operating costs (including the asset management fee) based on a calculation for the four preceding fiscal quarters not to exceed the greater of: (i) 2.0% of our average invested assets; or (ii) 25.0% of our net income determined without reduction for any additions to reserves for depreciation, loan losses or other similar non-cash reserves and excluding any gain from the sale of assets for that period. Notwithstanding the above, we may reimburse our Advisor for expenses in excess of this limitation if a majority of our independent directors determines that such excess expenses are justified based on unusual and non-recurring factors. We calculate the expense reimbursement quarterly based upon the trailing twelve-month period.

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Summary of Fees and Reimbursements

The following tables present the fees and reimbursements incurred to our Advisor for the years ended December 31, 2016 and 2015 and the amount due to related party as of December 31, 2016 and 2015 (dollars in thousands):

		Due to Related Party as of	Year Ended December 31, 2016		Due to Related Party as of(1)
Type of Fee or Reimbursement	Financial Statement Location	December 31, 2015	Incurred	Paid	December 31, 2016
Fees to Advisor Entities
Asset management	Asset management and other fees, related party	$—	$21,337	$(21,327)	$10
Acquisition(2)	Real estate debt investments, net / Asset management and other fees, related party	—	3,254	(3,214)	40
Disposition(2)	Real estate debt investments, net / Asset management and other fees, related party	—	4,612	(4,612)	—
Reimbursements to Advisor Entities
Operating costs(3)	General and administrative expenses	—	12,747	(12,729)	18

Total		$—	$41,950	$(41,882)	$68

(1)	The balance is included in accounts payable and accrued expenses on our consolidated balance sheet.
(2)	Acquisition/disposition fees incurred to our Advisor related to CRE debt investments are generally offset by origination/exit fees paid to us by borrowers if such fees are required from the borrower. Acquisition fees related to equity investments are included in asset management and other fees - related party in our consolidated statements of operations. Acquisition fees related to investments in unconsolidated joint ventures are included in investments in unconsolidated ventures on our consolidated balance sheets. Our Advisor may determine to defer fees or seek reimbursement. From inception through December 31, 2016, our Advisor waived $0.8 million of acquisition fees and $0.4 million of disposition fees related to CRE securities.

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(3)	As of December 31, 2016, our Advisor has incurred unreimbursed operating costs on our behalf of $9.6 million that remain eligible to allocate to us. For the year ended December 31, 2016, the aggregate amount of fees and all other costs paid to our Advisor was $42.0 million. For the year ended December 31, 2016, total operating expenses included in the 2%/25% Guidelines represented 2.0% of average invested assets and 64.9% of net income without reduction for any additions to reserves for depreciation, loan losses or other similar non-cash reserves. We did not incur any offering costs for the year ended December 31, 2016.

		Due to Related Party as of	Year Ended December 31, 2015		Due to Related Party as of
Type of Fee or Reimbursement	Financial Statement Location	December 31, 2014	Incurred	Paid	December 31, 2015
Fees to Advisor Entities
Asset management	Asset management and other fees, related party	$—	$23,965	$(23,965)	$—
Acquisition(1)	Real estate debt investments, net / Asset management and other fees, related party	—	451	(451)	—
Disposition(1)	Real estate debt investments, net / Asset management and other fees, related party	—	3,317	(3,317)	—
Reimbursements to Advisor Entities
Operating costs(2)	General and administrative expenses	—	13,116	(13,116)	—

Total		$—	$40,849	$(40,849)	$—

(1)	Acquisition/disposition fees incurred to our Advisor related to CRE debt investments are generally offset by origination/exit fees paid to us by borrowers if such fees are required from the borrower. Acquisition fees related to equity investments are included in asset management and other fees - related party in our consolidated statements of operations. Acquisition fees related to investments in unconsolidated joint ventures are included in investments in unconsolidated ventures on our consolidated balance sheets. Our Advisor may determine to defer fees or seek reimbursement. From inception through December 31, 2015, our Advisor waived $0.6 million of acquisition fees and $0.4 million of disposition fees related to CRE securities.
(2)	As of December 31, 2015, our Advisor has incurred unreimbursed operating costs on our behalf of $7.9 million that remain eligible to allocate to us. For the year ended December 31, 2015, the aggregate amount of fees and all other costs paid to our Advisor was $40.8 million. For the year ended December 31, 2015, total operating expenses included in the 2%/25% Guidelines represented 2.0% of average invested assets and 45.0% of net income without reduction for any additions to reserves for depreciation, loan losses or other similar non-cash reserves. We did not incur any offering costs for the year ended December 31, 2015.

Securitization 2013-1

In August 2013, we closed Securitization 2013-1. We initially contributed eight CRE debt investments with a $346.1 million aggregate principal amount. NorthStar Realty contributed three senior loans with an aggregate principal amount of $79.1 million at cost to Securitization 2013-1. An affiliate of our Sponsor was named special servicer of Securitization 2013-1. As of December 31, 2016, we had $39.8 million outstanding as part of Securitization 2013-1.

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PE Investments

In connection with PE Investments, we guaranteed all of our funding obligations that may be due and owed under the governing documents indirectly through an indemnification agreement with NorthStar Realty, which in turn guaranteed the obligations directly to the PE Investment entities. We and NorthStar Realty each agreed to indemnify the other proportionately for any losses that may arise in connection with the funding and other obligations as set forth in the governing documents in the case of a joint default by us and NorthStar Realty. We and NorthStar Realty further agreed to indemnify each other for all of the losses that may arise as a result of a default that was solely caused by us or NorthStar Realty, as the case may be. In connection with the mergers, our Sponsor assumed all of NorthStar Realty’s obligations.

PE Investment I

In connection with PE Investment I, we assumed the rights to subscribe to 29.5% of PE Investment I from NorthStar Realty. We and NorthStar Realty contributed cash of $400.1 million, of which we and NorthStar Realty contributed $118.0 million and $282.1 million, respectively. In connection with the mergers, NorthStar Realty’s interests in PE Investment I and its other obligations were assumed by our Sponsor.

PE Investment IIB

In February 2016, our board of directors, including all of our independent directors, approved the purchase of an additional 14.0% of the PE Investment IIA transaction from NorthStar Realty, which following the mergers became a subsidiary of our Sponsor, or PE Investment IIB. We purchased PE Investment IIB on the same terms and conditions negotiated by another existing and purchasing unrelated co-investor in the transaction. This increased our total ownership from 15% to 29%. We acquired PE Investment IIB for $26.5 million based on a NAV of $660.6 million as of December 31, 2015, adjusted for distributions and contributions. With this add-on investment, PE Investment IIA and PE Investment IIB are collectively responsible for 29% of the Deferred Amount, or $85.7 million as of December 31, 2016.

Secured Borrowing

In November 2016, we bifurcated three first mortgage loans with an aggregate principal amount of $44.4 million into senior participations in mortgage loans of $29.5 million and junior participations in the related mortgage loans of $14.9 million to facilitate the financing of our mortgage loans through a securitization financing transaction, or secured borrowing, entered into by NorthStar Income II, a company managed by an affiliate of our Sponsor. We sold three senior participations at cost into the securitization transaction. We did not retain any legal interest in the senior participations and retained the junior participations on an unleveraged basis. As a result of U.S. GAAP requirements for transfers of financial assets, the senior participations transferred into the securitization financing transaction are accounted for as a secured borrowing and presented as loan collateral payable, net, related party on our consolidated balance sheets. Refer to Note 2, “Summary of Significant Accounting Policies” in our accompanying consolidated financial statements for additional information. As of December 31, 2016, the carrying value of CRE debt investments recorded in real estate debt investments, net was $23.7 million with an offsetting secured borrowing recorded in loan collateral payable, net, related party of $23.3 million.

Recent Developments

Distribution Reinvestment Plan

From January 1, 2017 through March 10, 2017, we issued 0.9 million shares of common stock pursuant to our DRP, raising proceeds of $9.3 million. As of March 10, 2017, 8.7 million shares were available to be issued pursuant to our DRP.

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Distributions

On March 15, 2017, our board of directors approved a daily cash distribution of $0.001917808 per share of common stock for each of the three months ended June 30, 2017. Distributions are generally paid to stockholders on the first business day of the month following the month for which the distribution was accrued.

Share Repurchases

From January 1, 2017 through March 10, 2017, we repurchased 1.8 million shares for a total of $17.4 million or a weighted average price of $9.42 per share under a share repurchase program, or our Share Repurchase Program or SRP, that enables stockholders to sell their shares to us in certain circumstances, including death or a qualifying disability. We fund repurchase requests received during a quarter with proceeds set aside for that purpose which are not expected to exceed proceeds received from our DRP. The shares were repurchased using $9.3 million in cash proceeds from the DRP and $8.1 million in cash available from operations. In accordance with the SRP, our board of directors approved the use of cash available from operations to fund the aggregate amount of repurchases received during the quarter ended December 31, 2016 in excess of the aggregate proceeds received pursuant to the DRP.

New Investments

Commercial Real Estate Debt

In January 2017, we originated a $12.0 million mezzanine CRE debt investment.

Real Estate Securities Investments

From January 1, 2017 through March 10, 2017, we purchased four CMBS investments with an aggregate face value of $21.5 million at an aggregate discount to par of $6.6 million, or 30.7%.

Repayments

Commercial Real Estate Debt

In January 2017, we received $69.8 million related to the repayment of a CRE debt investment.

Inflation

Virtually all of our assets and liabilities are interest rate sensitive in nature. As a result, interest rates and other factors influence our performance significantly more than inflation does. A change in interest rates may correlate with the inflation rate. Substantially all of the leases at our multifamily and student housing properties allow for monthly or annual rent increases which provide us with the opportunity to achieve increases, where justified by the market, as each lease matures. Such types of leases generally minimize the risks of inflation on our multifamily and student housing properties.

Refer to Item 7A. “Quantitative and Qualitative Disclosures About Market Risk” for additional details.

Non-GAAP Financial Measures

Funds From Operations and Modified Funds from Operations

We believe that FFO and MFFO, both of which are non-GAAP measures, are additional appropriate measures of the operating performance of a REIT and of us in particular. We compute FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts, or NAREIT, as net income (loss) (computed in accordance with U.S. GAAP), excluding gains (losses) from sales of depreciable property, the

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cumulative effect of changes in accounting principles, real estate-related depreciation and amortization, impairment on depreciable property owned directly or indirectly and after adjustments for unconsolidated ventures.

Changes in the accounting and reporting rules under U.S. GAAP that have been put into effect since the establishment of NAREIT’s definition of FFO have prompted an increase in the non-cash and non-operating items included in FFO. For instance, the accounting treatment for acquisition fees related to business combinations has changed from being capitalized to being expensed. Additionally, publicly registered, non-traded REITs are typically different from traded REITs because they generally have a limited life followed by a liquidity event or other targeted exit strategy. Non-traded REITs typically have a significant amount of acquisition activity and are substantially more dynamic during their initial years of investment and operation as compared to later years when the proceeds from their initial public offering have been fully invested and when they may seek to implement a liquidity event or other exit strategy. However, we continue to make investments past the acquisition and development stage, albeit at a substantially lower pace.

Acquisition fees paid to our Advisor in connection with the origination and acquisition of debt investments are amortized over the life of the investment as an adjustment to interest income under U.S. GAAP and are therefore included in the computation of net income (loss) and income (loss) before equity in earnings (losses) of unconsolidated ventures and income tax benefit (expense), both of which are performance measures under U.S. GAAP. We adjust MFFO for the amortization of acquisition fees in the period when such amortization is recognized under U.S. GAAP. Acquisition fees are paid in cash that would otherwise be available to distribute to our stockholders. We believe that acquisition fees incurred by us negatively impact our operating performance during the period in which such investments are originated or acquired by reducing cash flow and therefore the potential distributions to our stockholders. However, in general, we earn origination fees for debt investments from our borrowers in an amount equal to the acquisition fees paid to our Advisor, and as a result, the impact of acquisition fees to our operating performance and cash flow would be minimal.

Acquisition fees and expenses paid to our Advisor and third parties in connection with the acquisition of equity investments are generally considered expenses and are included in the determination of net income (loss) and income (loss) before equity in earnings (losses) of unconsolidated ventures and income tax benefit (expense), both of which are performance measures under U.S. GAAP. Such fees and expenses will not be reimbursed by our Advisor or its affiliates and third parties, and therefore if there are no further proceeds from the sale of shares of our common stock to fund future acquisition fees and expenses, such fees and expenses will need to be paid from either additional debt, operating earnings, cash flow or net proceeds from the sale of investments or properties. All paid and accrued acquisition fees and expenses will have negative effects on future distributions to stockholders and cash flow generated by us, unless earnings from operations or net sales proceeds from the disposition of other properties are generated to cover the purchase price of the property, these fees and expenses and other costs related to such property.

The origination and acquisition of debt investments and the corresponding acquisition fees paid to our Advisor (and any offsetting origination fees received from our borrowers) associated with such activity is a key operating feature of our business plan that results in generating income and cash flow in order to make distributions to our stockholders. Therefore, the exclusion for acquisition fees may be of limited value in calculating operating performance because acquisition fees affect our overall long-term operating performance and may be recurring in nature as part of net income (loss) and income (loss) before equity in earnings (losses) of unconsolidated ventures and income tax benefit (expense) over our life.

Due to certain of the unique features of publicly-registered, non-traded REITs, the Investment Program Association, or the IPA, an industry trade group, standardized a performance measure known as MFFO and recommends the use of MFFO for such REITs. Management believes MFFO is a useful performance measure to evaluate our business and further believes it is important to disclose MFFO in order to be consistent with the IPA recommendation and other non-traded REITs. MFFO that adjusts for items such as acquisition fees would only

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be comparable to non-traded REITs that have completed the majority of their acquisition activity and have other similar operating characteristics as us. Neither the SEC nor any other regulatory body has approved the acceptability of the adjustments that we use to calculate MFFO. In the future, the SEC or another regulatory body may decide to standardize permitted adjustments across the non-listed REIT industry and we may need to adjust our calculation and characterization of MFFO.

MFFO is a metric used by management to evaluate our future operating performance once our organization and offering and acquisition and development stages are complete and is not intended to be used as a liquidity measure. Although management uses the MFFO metric to evaluate future operating performance, this metric excludes certain key operating items and other adjustments that may affect our overall operating performance. MFFO is not equivalent to net income (loss) as determined under U.S. GAAP. In addition, MFFO is not a useful measure in evaluating net asset value, or NAV, since an impairment is taken into account in determining NAV but not in determining MFFO.

We define MFFO in accordance with the concepts established by the IPA and adjust for certain items, such as accretion of a discount and amortization of a premium on borrowings and related deferred financing costs, as such adjustments are comparable to adjustments for debt investments and will be helpful in assessing our operating performance. We also adjust MFFO for the non-recurring impact of the non-cash effect of deferred income tax benefits or expenses, as applicable, as such items are not indicative of our operating performance. Similarly, we adjust for the non-cash effect of unrealized gains or losses on unconsolidated ventures. Our computation of MFFO may not be comparable to other REITs that do not calculate MFFO using the same method. MFFO is calculated using FFO. FFO, as defined by NAREIT, is a computation made by analysts and investors to measure a real estate company’s operating performance. The IPA’s definition of MFFO excludes from FFO the following items:

•	acquisition fees and expenses;

•	non-cash amounts related to straight-line rent and the amortization of above or below market and in-place intangible lease assets and liabilities (which are adjusted in order to reflect such payments from an accrual basis of accounting under U.S. GAAP to a cash basis of accounting);

•	amortization of a premium and accretion of a discount on debt investments;

•	non-recurring impairment of real estate-related investments that meet the specified criteria identified in the rules and regulations of the SEC;

•	realized gains (losses) from the early extinguishment of debt;

•	realized gains (losses) on the extinguishment or sales of hedges, foreign exchange, securities and other derivative holdings except where the trading of such instruments is a fundamental attribute of our business;

•	unrealized gains (losses) from fair value adjustments on real estate securities, including CMBS and other securities, interest rate swaps and other derivatives not deemed hedges and foreign exchange holdings;

•	unrealized gains (losses) from the consolidation from, or deconsolidation to, equity accounting;

•	adjustments related to contingent purchase price obligations; and

•	adjustments for consolidated and unconsolidated partnerships and joint ventures calculated to reflect MFFO on the same basis as above.

Certain of the above adjustments are also made to reconcile net income (loss) to net cash provided by (used in) operating activities, such as for the amortization of a premium and accretion of a discount on debt and securities investments, amortization of fees, any unrealized gains (losses) on derivatives, securities or other investments, as well as other adjustments.

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MFFO excludes non-recurring impairment of real estate-related investments. We assess the credit quality of our investments and adequacy of reserves/impairment on a quarterly basis, or more frequently as necessary. Significant judgment is required in this analysis. With respect to debt investments, we consider the estimated net recoverable value of the loan as well as other factors, including but not limited to the fair value of any collateral, the amount and the status of any senior debt, the prospects for the borrower and the competitive situation of the region where the borrower does business. Fair value is typically estimated based on discounting expected future cash flow of the underlying collateral taking into consideration the discount rate, capitalization rate, occupancy, creditworthiness of major tenants and many other factors. This requires significant judgment and because it is based on projections of future economic events, which are inherently subjective, the amount ultimately realized may differ materially from the carrying value as of the balance sheet date. If the estimated fair value of the underlying collateral for the debt investment is less than its net carrying value, a loan loss reserve is recorded with a corresponding charge to provision for loan losses. With respect to a real estate investment, a property’s value is considered impaired if a triggering event is identified and our estimate of the aggregate future undiscounted cash flow to be generated by the property is less than the carrying value of the property. The value of our investments may be impaired and their carrying values may not be recoverable due to our limited life. Investors should note that while impairment charges are excluded from the calculation of MFFO, investors are cautioned that due to the fact that impairments are based on estimated future undiscounted cash flow and the relatively limited term of a non-traded REIT’s anticipated operations, it could be difficult to recover any impairment charges through operational net revenues or cash flow prior to any liquidity event.

We believe that MFFO is a useful non-GAAP measure for non-traded REITs. It is helpful to management and stockholders in assessing our future operating performance once our organization and offering and acquisition and development stages are complete, because it eliminates from net income non-cash fair value adjustments on our real estate securities and acquisition fees and expenses that are incurred as part of our investment activities. However, MFFO may not be a useful measure of our operating performance or as a comparable measure to other typical non-traded REITs if we do not continue to operate in a similar manner to other non-traded REITs, including if we were to extend our acquisition and development stage or if we determined not to pursue an exit strategy.

However, MFFO does have certain limitations. For instance, the effect of any amortization or accretion on debt investments originated or acquired at a premium or discount, respectively, is not reported in MFFO. In addition, realized gains (losses) from acquisitions and dispositions and other adjustments listed above are not reported in MFFO, even though such realized gains (losses) and other adjustments could affect our operating performance and cash available for distribution. Stockholders should note that any cash gains generated from the sale of investments would generally be used to fund new investments. Any mark-to-market or fair value adjustments may be based on many factors, including current operational or individual property issues or general market or overall industry conditions.

We typically purchase CMBS at a premium or discount to par value, and in accordance with U.S. GAAP, record the amortization of premium/accretion of the discount to interest income, which we refer to as the “CMBS effective yield.” We believe that reporting the CMBS effective yield in MFFO provides better insight to the expected contractual cash flows and is more consistent with our review of operating performance.

Neither FFO nor MFFO is equivalent to net income (loss) or cash flow provided by operating activities determined in accordance with U.S. GAAP and should not be construed to be more relevant or accurate than the U.S. GAAP methodology in evaluating our operating performance. Neither FFO nor MFFO is necessarily indicative of cash flow available to fund our cash needs including our ability to make distributions to our stockholders. FFO and MFFO do not represent amounts available for management’s discretionary use because of needed capital replacement or expansion, debt service obligations or other commitments or uncertainties. Furthermore, neither FFO nor MFFO should be considered as an alternative to net income (loss) as an indicator of our operating performance.

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The following table presents a reconciliation of net income (loss) attributable to common stockholders to FFO and MFFO attributable to common stockholders (dollars in thousands):

	Years Ended December 31,
	2016	2015(1)	2014(1)
Funds from operations:
Net income (loss) attributable to NorthStar Real Estate Income Trust Inc. common stockholders	$31,952	$45,614	$89,124
Adjustments:
Depreciation and amortization	31,227	25,982	6,427
Depreciation and amortization related to non-controlling interests	(2,893)	(2,588)	(864)

FFO attributable to NorthStar Real Estate Income Trust, Inc. common stockholders	$60,286	$69,008	$94,687

Modified funds from operations:
FFO attributable to NorthStar Real Estate Income Trust, Inc. common stockholders	$60,286	$69,008	$94,687
Adjustments:
Amortization of premiums, discounts and fees on investments and borrowings, net	4,727	8,537	8,406
Amortization of capitalized above/below market leases	1,150	1,007	—
Acquisition fees and transaction costs on investments	4,408	1,344	5,309
Straight-line rental (income) loss	(1,690)	(1,798)	(199)
Realized (gain) loss on investments and other	—	—	(397)
Unrealized (gain) loss on investments and other	3,432	12,108	(11,764)
Adjustments related to non-controlling interests	(133)	190	(316)

MFFO attributable to NorthStar Real Estate Income Trust, Inc. common stockholders	$72,180	$90,396	$95,726

(1)	Prior periods have been adjusted to conform to current period presentations.

Distributions Declared and Paid

We generally pay distributions on a monthly basis based on daily record dates. Based on our estimated net asset value per share of $9.87, our annualized distribution amount represents an effective current yield of 8.1%. From the commencement of our operations on October 18, 2010 through December 31, 2016, we paid distributions at an annualized distribution rate of $0.80 per share of our common stock. Distributions are generally paid to stockholders on the first business day of the month following the month for which the distribution has accrued.

F-1-102

The following table presents distributions declared for the years ended December 31, 2016 and 2015 (dollars in thousands):

	Years Ended December 31,
	2016		2015
Distributions Declared(1)
Cash	$53,408		$51,826
DRP	43,337		43,842

Total	$96,745		$95,668
Sources of Distributions(1)
Funds from Operations(2)	$60,286	62%	$69,008	72%
Offering proceeds	36,459	38%	26,660	28%

Total	$96,745	100%	$95,668	100%
Cash Flow Provided by (Used in) Operations	$60,836		$84,995

(1)	Represents distributions declared for such period, even though such distributions are actually paid to stockholders the month following such period.
(2)	From inception through December 31, 2016, we declared distributions of $398.9 million, of which 77% was paid from FFO, 22% was paid from Offering proceeds and 1% was paid from distribution support proceeds. From inception through December 31, 2016, the difference between total distributions paid (including cash distributions and shares issued in connection with our DRP) and cash flow provided by operations was $70.6 million, of which $4.6 million related to shares purchased by an affiliate of our Sponsor (previously a subsidiary of NorthStar Realty), pursuant to our Distribution Support Agreement, which terminated in July 2013, and the remainder related to shares issued pursuant to our DRP.

Distributions in excess of our cash flow provided by operations were paid using Offering proceeds. Over the long-term, we expect that our distributions will be paid entirely from cash flow provided by operations. However, our operating performance cannot be accurately predicted and may deteriorate in the future due to numerous factors, including our ability to raise and invest capital at favorable yields, the financial performance of our investments in the current real estate and financial environment, the type and mix of our investments and accounting of our investments in accordance with U.S. GAAP. Future distributions declared and paid may exceed cash flow provided by operations.

As of March 10, 2017, our portfolio is generating a 11.7% current yield on invested equity before expenses and excluding uninvested cash. There is no assurance we will realize the expected returns on invested equity over the term of these investments. Our actual return on invested equity could vary significantly from our expectations.

Item 7A.	Quantitative and Qualitative Disclosures About Market Risk

We are primarily subject to interest rate risk and credit risk. These risks are dependent on various factors beyond our control, including monetary and fiscal policies, domestic and international economic conditions and political considerations. Our market risk sensitive assets, liabilities and related derivative positions are held for investment and not for trading purposes.

Interest Rate Risk

We may be subject to interest rate changes as a result of long-term borrowings used to acquire real estate equity investments and may also be exposed to changes in net interest income of our real estate debt investments, which is the difference between the income earned and the interest expense incurred in connection with our borrowings and derivatives.

F-1-103

Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings, prepayment penalties and cash flows and to lower overall borrowing costs by borrowing primarily at fixed rates or variable rates with the lowest margins available and by evaluating hedging opportunities.

Our CRE debt and securities investments bear interest at either a floating or fixed-rate. The interest rate on our floating-rate assets is a fixed spread over an index such as LIBOR and typically reprices every 30 days based on LIBOR in effect at the time. Currently, most of our floating-rate CRE debt investments have a fixed minimum LIBOR floor. We will not benefit from an increase in LIBOR until it is in excess of the LIBOR floors. Given the frequent and periodic repricing of our floating-rate assets, changes in benchmark interest rates are unlikely to materially affect the value of our floating-rate portfolio. Changes in short-term rates will, however, affect income from our investments.

A change in interest rates could affect the value of our fixed-rate CRE debt and securities investments. For instance, an increase in interest rates would result in a higher required yield on investments, which would decrease the value on existing fixed-rate investments in order to adjust their yields to current market levels.

Our general financing strategy has focused on the use of “match-funded” structures. This means that we seek to align the maturities of our liabilities with the maturities on our assets as closely as possible in order to manage the risks of being forced to refinance our liabilities prior to the maturities of our assets. In addition, we seek to match the interest rate on our assets with like-kind borrowings, so fixed-rate investments are financed with fixed-rate borrowings and floating-rate assets are financed with floating-rate borrowings, directly or indirectly, through the use of interest rate swaps, caps and other financial instruments or through a combination of these strategies. We are subject to interest rate risk because on certain investments, we maintain a net floating-rate asset position, and, therefore, our income will increase with increases in interest rates and decrease with declines in interest rates. As of December 31, 2016, 76.6% of our debt investments, including future funding commitments, were floating rate investments and 54.0% of our total borrowings were floating rate liabilities. Of the floating rate liabilities, 5.8% related to the use of our CMBS Credit Facilities. As of December 31, 2016, a hypothetical 100 basis point increase in interest rates (including the effect of the interest rate floor) would increase income by $4.8 million annually, net of interest expense.

Credit Spread Risk

The value of our fixed and floating-rate investments also changes with market credit spreads. This means that when market-demanded risk premium, or credit spread, increases, the value of our fixed and floating-rate assets decrease and vice versa. Fixed-rate assets are valued based on a market credit spread over the rate payable on fixed-rate U.S. Treasury of like maturity. This means that their value is dependent on the yield demanded on such assets by the market, based on their credit relative to U.S. Treasuries. The floating-rate CRE debt and securities investments are valued based on a market credit spread over the applicable LIBOR. Demand for a higher yield on investments results in higher or “wider” spread over the benchmark rate (usually the applicable U.S. Treasury yield) to value these assets. Under these conditions, the value of our portfolio should decrease. Conversely, if the spread used to value these assets were to decrease or “tighten,” the value of these assets should increase.

Credit Risk

Credit risk in our CRE debt and securities investments relates to each individual borrower’s ability to make required interest and principal payments on scheduled due dates. We seek to manage credit risk through our Advisor’s comprehensive credit analysis prior to making an investment, actively monitoring our portfolio and the underlying credit quality, including subordination and diversification of our portfolio. Our analysis is based on a broad range of real estate, financial, economic and borrower-related factors which we believe are critical to the evaluation of credit risk inherent in a transaction. For the year ended December 31, 2016, two CRE debt investments each contributed more than 10% of interest income.

F-1-104

We are subject to the credit risk of the borrower when we make CRE debt and securities investments and the credit risk of our tenants in our real estate properties. We seek to undertake a rigorous credit evaluation of each borrower/tenant prior to making an investment. This analysis includes an extensive due diligence investigation of the borrowers/tenant’s creditworthiness and business as well as an assessment of the strategic importance of the underlying real estate to the borrowers/tenant’s core business operations.

F-1-105

Item 8.	Financial Statements and Supplementary Data

The consolidated financial statements of NorthStar Real Estate Income Trust, Inc. and the notes related to the foregoing consolidated financial statements, together with the independent registered public accounting firm’s report thereon are included in this Item 8.

F-1-106

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

NorthStar Real Estate Income Trust, Inc.

We have audited the accompanying consolidated balance sheets of NorthStar Real Estate Income Trust, Inc. (a Maryland corporation) and subsidiaries (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the three years in the period ended December 31, 2016. Our audits of the basic consolidated financial statements included the financial statement schedules listed in the index appearing under Item 15(a)(2). These financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NorthStar Real Estate Income Trust, Inc. and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ GRANT THORNTON LLP

New York, New York

March 17, 2017

F-1-107

NORTHSTAR REAL ESTATE INCOME TRUST, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Dollars in Thousands, Except Per Share Data)

	December 31,
	2016	2015
Assets
Cash and cash equivalents	$153,039	$127,890
Restricted cash	74,195	75,074
Real estate debt investments, net	745,323	997,836
Operating real estate, net	488,839	365,327
Investments in unconsolidated ventures (refer to Note 5)	90,579	157,843
Real estate securities, available for sale	93,975	83,622
Receivables, net	13,956	48,545
Deferred costs and other assets, net	56,370	37,323
Loan collateral receivable, related party	52,204	54,056

Total assets(1)	$1,768,480	$1,947,516

Liabilities
Securitization bonds payable, net	$39,762	$185,314
Mortgage notes payable, net	393,410	316,402
Credit facilities	249,156	318,000
Accounts payable and accrued expenses (refer to Note 8)	7,930	11,238
Escrow deposits payable	58,453	61,881
Distribution payable	8,192	8,205
Other liabilities	19,191	14,465
Loan collateral payable, net, related party (refer to Note 8)	23,261	—

Total liabilities(1)	799,355	915,505

Commitments and contingencies

Equity

NorthStar Real Estate Income Trust, Inc. Stockholders’ Equity
Preferred stock, $0.01 par value, 50,000,000 shares authorized, no shares issued and outstanding as of December 31, 2016 and December 31, 2015	—	—
Common stock, $0.01 par value, 400,000,000 shares authorized, 120,903,352 and 120,757,888 shares issued and outstanding as of December 31, 2016 and 2015, respectively	1,209	1,207
Additional paid-in capital	1,080,434	1,078,154
Retained earnings (accumulated deficit)	(151,731)	(86,938)
Accumulated other comprehensive income (loss)	20,175	21,901

Total NorthStar Real Estate Income Trust, Inc. stockholders’ equity	950,087	1,014,324
Non-controlling interests	19,038	17,687

Total equity	969,125	1,032,011

Total liabilities and equity	$1,768,480	$1,947,516

(1)	Represents the consolidated assets and liabilities of NorthStar Real Estate Income Trust Operating Partnership, LP (the “Operating Partnership”). The Operating Partnership is a consolidated variable interest entity (“VIE”), of which the Company is the sole general partner and owns approximately 99.98%. As of December 31, 2016, the assets and liabilities of the Operating Partnership include $403.0 million and $341.0 million of assets and liabilities, respectively, of certain VIEs that are consolidated by the Operating Partnership. Refer to Note 2, “Summary of Significant Accounting Policies”.

Refer to accompanying notes to consolidated financial statements.

F-1-108

NORTHSTAR REAL ESTATE INCOME TRUST, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in Thousands, Except Per Share Data)

	Years ended December 31,
	2016	2015	2014
Net interest income
Interest income	$77,657	$96,471	$102,697
Interest expense	16,674	21,339	21,100

Net interest income	60,983	75,132	81,597

Property and other revenues
Rental and other income	78,602	60,394	29,342

Total property and other revenues	78,602	60,394	29,342

Expenses
Asset management and other fees, related party	23,765	23,965	24,676
Mortgage notes interest expense	17,519	14,832	7,763
Transaction costs	1,978	1,344	2,777
Property operating expenses	36,950	31,135	15,433
General and administrative expenses	14,503	15,475	13,265
Depreciation and amortization	31,227	25,982	6,427

Total expenses	125,942	112,733	70,341

Other income (loss)
Realized gain (loss) on investments and other	—	—	397
Unrealized gain (loss) on investments	(3,432)	(12,108)	11,764

Income (loss) before equity in earnings (losses) of unconsolidated ventures and income tax benefit (expense)	10,211	10,685	52,759
Equity in earnings (losses) of unconsolidated ventures	24,963	36,017	41,679
Income tax benefit (expense)	(2,967)	(1,111)	(5,485)

Net income (loss)	32,207	45,591	88,953
Net (income) loss attributable to non-controlling interests	(255)	23	171

Net income (loss) attributable to NorthStar Real Estate Income Trust, Inc. common stockholders	$31,952	$45,614	$89,124

Net income (loss) per share of common stock, basic/diluted	$0.26	$0.38	$0.77

Weighted average number of shares of common stock outstanding, basic/diluted	120,946,177	119,321,920	116,121,313

Refer to accompanying notes to consolidated financial statements.

F-1-109

NORTHSTAR REAL ESTATE INCOME TRUST, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Dollars in Thousands)

	Years Ended December 31,
	2016	2015	2014
Net income (loss)	$32,207	$45,591	$88,953

Other comprehensive income (loss):
Unrealized gain (loss) on real estate securities, available for sale	(1,726)	(6,513)	15,370

Total other comprehensive income (loss)	(1,726)	(6,513)	15,370

Comprehensive income (loss)	30,481	39,078	104,323
Comprehensive (income) loss attributable to non-controlling interests	(255)	23	171

Comprehensive income (loss) attributable to NorthStar Real Estate Income Trust, Inc. common stockholders	$30,226	$39,101	$104,494

Refer to accompanying notes to consolidated financial statements.

F-1-110

NORTHSTAR REAL ESTATE INCOME TRUST, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

(Dollars and Shares in Thousands)

	Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (loss)	Total Company’s Stockholders’ Equity	Non- controlling Interests	Total Equity
	Shares	Amount
Balance as of December 31, 2013	114,536	$1,145	$1,019,348	$(32,886)	$13,044	$1,000,651	$4,574	$1,005,225

Non-controlling interests - contributions	—	—	—	—	—	—	15,727	15,727
Non-controlling interests - distributions	—	—	—	—	—	—	(773)	(773)
Proceeds from distribution reinvestment plan	4,493	45	42,614	—	—	42,659	—	42,659
Shares redeemed for cash	(1,193)	(12)	(11,456)	—	—	(11,468)	—	(11,468)
Issuance and amortization of equity-based compensation	11	—	126	—	—	126	—	126
Other comprehensive income (loss)	—	—	—	—	15,370	15,370	—	15,370
Distributions declared	—	—	—	(93,122)	—	(93,122)	—	(93,122)
Net income (loss)	—	—	—	89,124	—	89,124	(171)	88,953

Balance as of December 31, 2014	117,847	$1,178	$1,050,632	$(36,884)	$28,414	$1,043,340	$19,357	$1,062,697

Non-controlling interests - contributions	—	—	—	—	—	—	268	268
Non-controlling interests - distributions	—	—	—	—	—	—	(1,915)	(1,915)
Proceeds from distribution reinvestment plan	4,599	46	43,737	—	—	43,783	—	43,783
Shares redeemed for cash	(1,710)	(17)	(16,447)	—	—	(16,464)	—	(16,464)
Issuance and amortization of equity-based compensation	22	—	232	—	—	232	—	232
Other comprehensive income (loss)	—	—	—	—	(6,513)	(6,513)	—	(6,513)
Distributions declared	—	—	—	(95,668)	—	(95,668)	—	(95,668)
Net income (loss)	—	—	—	45,614	—	45,614	(23)	45,591

Balance as of December 31, 2015	120,758	$1,207	$1,078,154	$(86,938)	$21,901	$1,014,324	$17,687	$1,032,011

Non-controlling interests - contributions	—	—	—	—	—	—	4,473	4,473
Non-controlling interests - distributions	—	—	—	—	—	—	(3,377)	(3,377)
Proceeds from distribution reinvestment plan	4,467	45	43,501	—	—	43,546	—	43,546
Shares redeemed for cash	(4,349)	(43)	(41,412)	—	—	(41,455)	—	(41,455)
Issuance and amortization of equity-based compensation	27	—	191	—	—	191	—	191
Other comprehensive income (loss)	—	—	—	—	(1,726)	(1,726)	—	(1,726)
Distributions declared	—	—	—	(96,745)	—	(96,745)	—	(96,745)
Net income (loss)	—	—	—	31,952	—	31,952	255	32,207

Balance as of December 31, 2016	120,903	$1,209	$1,080,434	$(151,731)	$20,175	$950,087	$19,038	$969,125

Refer to accompanying notes to consolidated financial statements.

F-1-111

NORTHSTAR REAL ESTATE INCOME TRUST, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in Thousands)

	Years Ended December 31,
	2016	2015	2014
Cash flows from operating activities:
Net income (loss)	$32,207	$45,591	$88,953
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Equity in (earnings) losses of unconsolidated ventures	(24,963)	(36,017)	(41,679)
Depreciation and amortization	31,227	25,982	6,427
Straight-line rental income	(1,690)	(1,798)	(199)
Amortization of capitalized above/below market leases	1,150	1,007	—
Amortization of premium/accretion of discount and fees on investments and borrowings, net	(861)	3,577	2,894
Amortization of deferred financing costs	3,089	3,944	4,261
Interest accretion on investments	(6,408)	(6,505)	(1,318)
Distributions of cumulative earnings from unconsolidated ventures (refer to Note 5)	24,963	31,690	36,194
Realized (gain) loss on investments and other	—	—	(397)
Unrealized (gain) loss on investments and other	3,432	12,108	(11,764)
Amortization of equity-based compensation	191	232	126
Deferred income tax expense	(2,086)	(1,485)	4,020
Changes in assets and liabilities:
Restricted cash	(2,948)	8,165	(2,764)
Receivables, net	4,536	58	4,374
Deferred costs and other assets	(552)	(1,894)	(490)
Due to related party	66	—	(3,076)
Accounts payable and accrued expenses	(1,291)	(47)	5,630
Other liabilities	774	387	2,200

Net cash provided by (used in) operating activities	60,836	84,995	93,392
Cash flows from investing activities:
Origination of real estate debt investments, net	(151,837)	(61,639)	(490,467)
Repayment on real estate debt investments	372,208	287,084	251,631
Proceeds from sale of real estate debt investments	—	—	17,325
Repayment on loan collateral receivable, related party	1,852	23,846	1,193
Acquisition of operating real estate	(103,384)	—	(247,625)
Improvements of operating real estate	(5,649)	(8,700)	(7,818)
Investments in unconsolidated ventures (refer to Note 5)	(55,398)	(10,035)	(52,885)
Proceeds from sale of unconsolidated ventures	59,760	—	4,008
Distributions in excess of cumulative earnings from unconsolidated ventures (refer to Note 5)	63,717	38,107	30,344
Acquisition of real estate securities, available for sale	(20,657)	(10,818)	—
Repayment of real estate securities, available for sale	11,075	806	—
Change in restricted cash	2,244	(920)	(9,793)

Net cash provided by (used in) investing activities	173,931	257,731	(504,087)

Refer to accompanying notes to consolidated financial statements.

F-1-112

NORTHSTAR REAL ESTATE INCOME TRUST, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Dollars in Thousands)

	Years Ended December 31,
	2016	2015	2014
Cash flows from financing activities:
Proceeds from distribution reinvestment plan	43,546	43,783	42,659
Shares redeemed for cash	(41,455)	(16,464)	(11,468)
Distributions paid on common stock	(96,758)	(95,470)	(92,896)
Borrowings from mortgage notes	78,952	—	186,550
Repayment of mortgage notes	(204)	(198)	(121)
Borrowings from loan collateral payable, net, related party	24,933	—	—
Borrowings from credit facilities	115,768	55,148	257,798
Repayment of credit facilities	(184,612)	(6,630)	(16,638)
Change in restricted cash	—	—	41,801
Repayment of securitization bonds	(146,049)	(228,073)	(93,475)
Payment of deferred financing costs	(4,835)	(1,040)	(2,309)
Contributions from non-controlling interests	4,473	268	15,727
Distributions to non-controlling interests	(3,377)	(1,915)	(773)

Net cash provided by (used in) financing activities	(209,618)	(250,591)	326,855
Net increase (decrease) in cash and cash equivalents	25,149	92,135	(83,840)
Cash and cash equivalents - beginning of period	127,890	35,755	119,595

Cash and cash equivalents - end of period	$153,039	$127,890	$35,755

Supplemental disclosure of cash flow information:
Cash paid for interest	$31,208	$31,755	$24,148
Cash paid for income taxes	4,307	4,028	3,142
Supplemental disclosure of non-cash investing and financing activities:
Escrow deposits payable related to real estate debt investments	$3,428	$42,444	$68,298
Distribution payable	8,192	8,205	8,007
Non-cash related to PE Investments (refer to Note 5)	3,270	2,169	2,990
CRE debt investment payoff due from servicer	—	31,750	—
Acquisition of operating real estate / assumption of mortgage notes payable	—	—	29,133
Acquisition of operating real estate / reduction of CRE debt investment(1)	67,493	—	—
Transfer of CRE debt investments / loan collateral payable, net, related party	23,729	—	—
Accrued capital expenditures	—	1,335	—
Reclassification of deferred financing costs to securitization bonds payable	—	389	2,729
Reclassification of deferred financing costs to mortgage notes payable	—	1,950	2,149
Reclassification related to measurement-period adjustment (refer to Note 4)	33,612	—	—

(1)	Non-cash activity in 2016 occurred primarily in connection with taking title to collateral.

Refer to accompanying notes to consolidated financial statements.

F-1-113

NORTHSTAR REAL ESTATE INCOME TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Business and Organization

NorthStar Real Estate Income Trust, Inc. (the “Company”) was formed to originate, acquire and asset manage a diversified portfolio of commercial real estate (“CRE”) debt, select equity and securities investments, predominantly in the United States. The Company may also invest in CRE investments internationally. CRE debt investments include first mortgage loans, subordinate mortgage and mezzanine loans and participations in such loans and preferred equity interests. Real estate equity investments include the Company’s direct ownership in properties, which may be structurally senior to a third-party partner’s equity, as well as indirect interests in real estate through real estate private equity funds (“PE Investments”). CRE securities primarily consist of commercial mortgage- backed securities (“CMBS”) and may in the future include unsecured real estate investment trust (“REIT”) debt, collateralized debt obligation (“CDO”) notes and other securities. In addition, the Company may own investments through joint ventures. The Company was formed in January 2009 as a Maryland corporation and commenced operations in October 2010. The Company elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), commencing with the taxable year ended December 31, 2010. The Company conducts its operations so as to continue to qualify as a REIT for U.S. federal income tax purposes.

The Company is externally managed and has no employees. Prior to January 11, 2017, the Company was managed by an affiliate of NorthStar Asset Management Group Inc. (NYSE: NSAM) (“NSAM”). Effective January 10, 2017, NSAM completed its previously announced merger with Colony Capital, Inc. (“Colony”), NorthStar Realty Finance Corp. (“NorthStar Realty”), and Colony NorthStar, Inc. (“Colony NorthStar”), a wholly-owned subsidiary of NSAM, which the Company refers to as the mergers, with Colony NorthStar surviving the mergers and succeeding NSAM as the Company’s sponsor (the “Sponsor”). As a result of the mergers, the Sponsor became an internally-managed equity REIT, with a diversified real estate and investment management platform and publicly-traded on the NYSE under the ticker symbol “CLNS”. In addition, following the mergers, NSAM J-NSI Ltd, an affiliate of NSAM (the “Advisor”), became a subsidiary of Colony NorthStar. The Advisor manages the Company’s day-to-day operations pursuant to an advisory agreement. The mergers had no material impact on the Company’s operations.

The Sponsor and its affiliates also provide asset management and other services to NorthStar Realty Europe Corp. (NYSE: NRE), other sponsored public retail-focused companies, private funds and any other companies the Sponsor and its affiliates may manage in the future (collectively the “Managed Companies”), both in the United States and internationally.

Previously, the Company was managed by an affiliate of NorthStar Realty, until June 30, 2014 when it spun-off its asset management business into NSAM. Concurrent with the spin-off, the Advisor agreed to manage the Company’s day-to-day operations on terms substantially similar to those set forth in the Company’s prior advisory agreement with NS Real Estate Income Trust Advisor, LLC (the “Prior Advisor”). References to the Prior Advisor herein refer to the services performed by and fees paid and accrued to the Prior Advisor during the period prior to June 30, 2014. The spin-off of NorthStar Realty’s asset management business had no impact on the Company’s operations.

Substantially all the Company’s business is conducted through NorthStar Real Estate Income Trust Operating Partnership, LP (the “Operating Partnership”). The Company is the sole general partner and a limited partner of the Operating Partnership. The other limited partners of the Operating Partnership are the Prior Advisor and NorthStar OP Holdings, LLC (the “Special Unit Holder”), each an affiliate of the Sponsor. The Prior Advisor invested $1,000 in the Operating Partnership in exchange for common units and the Special Unit Holder invested $1,000 in the Operating Partnership and was issued a separate class of limited partnership units (the “Special Units”), which are collectively recorded as non-controlling interests on the consolidated balance sheets as of

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December 31, 2016 and December 31, 2015. As the Company accepted subscriptions for shares in its continuous, public offering which closed in July 2013, it contributed substantially all of the net proceeds to the Operating Partnership as a capital contribution. As of December 31, 2016, the Company’s limited partnership interest in the Operating Partnership was 99.98%.

The Company’s charter authorizes the issuance of up to 400,000,000 shares of common stock with a par value of $0.01 per share and up to 50,000,000 shares of preferred stock with a par value of $0.01 per share. The board of directors of the Company is authorized to amend its charter, without the approval of the stockholders, to increase the aggregate number of authorized shares of capital stock or the number of shares of any class or series that the Company has authority to issue.

The Company initially registered to offer up to 100,000,000 shares pursuant to its primary offering to the public (the “Primary Offering”) and up to 10,526,315 shares pursuant to its distribution reinvestment plan (the “DRP”), which are herein collectively referred to as the Offering. In April 2013, the board of directors of the Company authorized the reallocation of shares available under the DRP to the Primary Offering. The Primary Offering (including 7.6 million shares reallocated from the DRP, the “Total Primary Offering”) was completed on July 1, 2013 and all of the shares initially registered for the Offering were issued. As a result of an additional registration statement to offer up to 10.0 million shares pursuant to the DRP, the Company continues to offer DRP shares beyond the Total Primary Offering.

The Company raised total gross proceeds of $1.1 billion in the Offering. In addition, from the close of the Primary Offering through March 10, 2017, the Company has raised an additional $0.2 billion in gross proceeds pursuant to the DRP.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying consolidated financial statements and related notes of the Company have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, the Operating Partnership and their consolidated subsidiaries. The Company consolidates variable interest entities (“VIEs”), if any, where the Company is the primary beneficiary and voting interest entities which are generally majority owned or otherwise controlled by the Company. All significant intercompany balances are eliminated in consolidation.

Variable Interest Entities

A VIE is an entity that lacks one or more of the characteristics of a voting interest entity. A VIE is defined as an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The determination of whether an entity is a VIE includes both a qualitative and quantitative analysis. The Company bases its qualitative analysis on its review of the design of the entity, its organizational structure including decision-making ability and relevant financial agreements and the quantitative analysis on the forecasted cash flow of the entity. The Company reassesses its initial evaluation of an entity as a VIE upon the occurrence of certain reconsideration events.

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A VIE must be consolidated only by its primary beneficiary, which is defined as the party who, along with its affiliates and agents has both the: (i) power to direct the activities that most significantly impact the VIE’s economic performance; and (ii) obligation to absorb the losses of the VIE or the right to receive the benefits from the VIE, which could be significant to the VIE. The Company determines whether it is the primary beneficiary of a VIE by considering qualitative and quantitative factors, including, but not limited to: which activities most significantly impact the VIE’s economic performance and which party controls such activities; the amount and characteristics of its investment; the obligation or likelihood for the Company or other interests to provide financial support; consideration of the VIE’s purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders and the similarity with and significance to the business activities of the Company and the other interests. The Company reassesses its determination of whether it is the primary beneficiary of a VIE each reporting period. Significant judgments related to these determinations include estimates about the current and future fair value and performance of investments held by these VIEs and general market conditions.

The Company evaluates its investments and financings, including investments in unconsolidated ventures and securitization financing transactions, if any, to determine whether each investment or financing is a VIE. The Company analyzes new investments and financings, as well as reconsideration events for existing investments and financings, which vary depending on type of investment or financing.

The Company adopted the new consolidation guidance (refer to Recent Accounting Pronouncements) on January 1, 2016, which resulted in the identification of several VIEs. Prior to the adoption of the standard, these entities were consolidated under the voting interest model. The most significant consolidated VIEs are the Operating Partnership and certain properties that have non-controlling interests. These entities are VIEs because the non-controlling interests do not have substantive kick-out or participating rights. The Company consolidates these entities because it controls all significant business activities.

The Operating Partnership consolidates certain properties that have non-controlling interests. Included in operating real estate, net on the Company’s consolidated balance sheet as of December 31, 2016 is $354.3 million related to such consolidated VIEs. Included in mortgage notes payable, net on the Company’s consolidated balance sheet as of December 31, 2016 is $324.4 million collateralized by the real estate assets of the related consolidated VIEs.

As of December 31, 2016, the Company identified unconsolidated VIEs related to its securities investments, PE investments and CRE debt investments. Assets of each of the VIEs may only be used to settle obligations of the respective VIE. Creditors of each of the VIEs have no recourse to the general credit of the Company.

The following table presents the Company’s classification, carrying value and maximum exposure of unconsolidated VIEs as of December 31, 2016 (dollars in thousands):

	Total	Maximum Exposure to Loss
Real estate securities, available for sale	$93,975	$93,975
Investments in unconsolidated ventures	16,235	16,235
Real estate debt investments, net(1)	142,723	142,723

Total assets	$252,933	$252,933

(1)	Includes loan collateral receivable, related party of $52.2 million.

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Based on management’s analysis, the Company determined that it is not the primary beneficiary of the above VIEs. Accordingly, the VIEs are not consolidated in the Company’s financial statements as of December 31, 2016. The Company did not provide financial support to the unconsolidated VIEs during the year ended December 31, 2016. As of December 31, 2016, there were no explicit arrangements or implicit variable interests that could require the Company to provide financial support to the unconsolidated VIEs.

Voting Interest Entities

A voting interest entity is an entity in which the total equity investment at risk is sufficient to enable it to finance its activities independently and the equity holders have the power to direct the activities of the entity that most significantly impact its economic performance, the obligation to absorb the losses of the entity and the right to receive the residual returns of the entity. The usual condition for a controlling financial interest in a voting interest entity is ownership of a majority voting interest. If the Company has a majority voting interest in a voting interest entity, the entity will generally be consolidated. The Company does not consolidate a voting interest entity if there are substantive participating rights by other parties and/or kick-out rights by a single party or a simple majority vote.

The Company performs on-going reassessments of whether entities previously evaluated under the voting interest framework have become VIEs, based on certain events, and therefore subject to the VIE consolidation framework.

Investments in Unconsolidated Ventures

A non-controlling, unconsolidated ownership interest in an entity may be accounted for using the equity method, at fair value or the cost method.

Under the equity method, the investment is adjusted each period for capital contributions and distributions and its share of the entity’s net income (loss). Capital contributions, distributions and net income (loss) of such entities are recorded in accordance with the terms of the governing documents. An allocation of net income (loss) may differ from the stated ownership percentage interest in such entity as a result of preferred returns and allocation formulas, if any, as described in such governing documents. Equity method investments are recognized using a cost accumulation model in which the investment is recognized based on the cost to the investor, which includes acquisition fees. The Company records as an expense certain acquisition costs and fees associated with consolidated investments deemed to be business combinations and capitalizes these costs for investments deemed to be acquisitions of an asset, including an equity method investment.

The Company may account for an investment in an unconsolidated entity at fair value by electing the fair value option. The Company elected the fair value option for PE Investments. The Company records the change in fair value for its share of the projected future cash flow of such investments from one period to another in equity in earnings (losses) of unconsolidated ventures in the consolidated statements of operations. Any change in fair value attributed to market related assumptions is considered unrealized gain (loss).

The Company may account for an investment that does not qualify for equity method accounting or for which the fair value option was not elected using the cost method if the Company determines the investment in the unconsolidated entity is insignificant. Under the cost method, equity in earnings is recorded as dividends are received to the extent they are not considered a return of capital, which is recorded as a reduction of cost of the investment.

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Non-controlling Interests

A non-controlling interest in a consolidated subsidiary is defined as the portion of the equity (net assets) in a subsidiary not attributable, directly or indirectly, to the Company. A non-controlling interest is required to be presented as a separate component of equity on the consolidated balance sheets and presented separately as net income (loss) and other comprehensive income (loss) (“OCI”) attributable to non-controlling interests. An allocation to a non-controlling interest may differ from the stated ownership percentage interest in such entity as a result of a preferred return and allocation formula, if any, as described in such governing documents.

Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that could affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could materially differ from those estimates and assumptions.

Comprehensive Income (Loss)

The Company reports consolidated comprehensive income (loss) in separate statements following the consolidated statements of operations. Comprehensive income (loss) is defined as the change in equity resulting from net income (loss) and OCI. The only component of OCI is unrealized gain (loss) on CRE securities available for sale for which the fair value option was not elected.

Fair Value Option

The fair value option provides an election that allows a company to irrevocably elect to record certain financial assets and liabilities at fair value on an instrument-by-instrument basis at initial recognition. The Company will generally not elect the fair value option for its assets and liabilities. However, the Company has elected the fair value option for PE Investments. Any change in fair value for assets and liabilities for which the election is made is recognized in earnings.

Cash and Cash Equivalents

The Company considers all highly-liquid investments with an original maturity date of three months or less to be cash equivalents. Cash, including amounts restricted, may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash and cash equivalents with major financial institutions. To date, the Company has not experienced any losses on cash and cash equivalents.

Restricted Cash

Restricted cash consists of amounts related to loan origination (escrow deposits) and operating real estate (escrows for taxes, insurance, capital expenditures and payments required under certain lease agreements).

Real Estate Debt Investments

CRE debt investments are generally intended to be held to maturity and, accordingly, are carried at cost, net of unamortized loan fees, premium and discount. CRE debt investments that are deemed to be impaired are carried at amortized cost less a loan loss reserve, if deemed appropriate, which approximates fair value. CRE debt investments where the Company does not have the intent to hold the loan for the foreseeable future or until its expected payoff are classified as held for sale and recorded at the lower of cost or estimated value.

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The Company may syndicate a portion of the CRE debt investments that it originates or sell the CRE debt investments individually. When a transaction meets the criteria for sale accounting, the Company will no longer recognize the CRE debt investment sold as an asset and will recognize gain or loss based on the difference between the sales price and the carrying value of the CRE debt investment sold. Any related unamortized deferred origination fees, original issue discounts, loan origination costs, discounts or premiums at the time of sale are recognized as an adjustment to the gain or loss on sale, which is included in interest income on the consolidated statement of operations. Any fees received at the time of sale or syndication are recognized as part of interest income.

Operating Real Estate

Operating real estate is carried at historical cost less accumulated depreciation. Ordinary repairs and maintenance are expensed as incurred. Major replacements and betterments which improve or extend the life of the asset are capitalized and depreciated over their useful life. The Company accounts for purchases of operating real estate that qualify as business combinations using the acquisition method, where the purchase price is allocated to tangible assets such as land, building, improvements and other identified intangibles. Costs directly related to an acquisition deemed to be a business combination are expensed and included in transaction costs in the consolidated statements of operations.

The Company refers to real estate acquired in connection with a foreclosure, deed in lieu of foreclosure or a consensual modification of a loan as real estate owned (“REO”). The Company evaluates whether an REO, herein collectively referred to as taking title to collateral, constitutes a business and whether business combination accounting is appropriate. Any excess upon taking title to collateral between the carrying value of a loan over the estimated fair value of the property is charged to provision for loan losses.

Operating real estate is depreciated using the straight-line method over the estimated useful lives of the assets, summarized as follows:

Category:	Term:
Building	30 to 40 years
Building improvements	Lesser of the useful life or remaining life of the building
Land improvements	10 to 30 years
Tenant improvements	Lesser of the useful life or remaining term of the lease
Furniture, fixtures and equipment	3 to 10 years

Real Estate Securities

The Company classifies its CRE securities investments as available for sale on the acquisition date, which are carried at fair value. Unrealized gains (losses) are recorded as a component of accumulated OCI in the consolidated statements of equity.

Deferred Costs

Deferred costs primarily include deferred financing costs and deferred lease costs. Deferred financing costs represent commitment fees, legal and other third-party costs associated with obtaining financing. Costs related to revolving credit facilities are recorded in deferred costs and other asset, net and are amortized to interest expense using the straight-line basis over the term of the facility. Costs related to other borrowings are recorded net against the carrying value of such borrowings and are amortized to interest expense using the effective interest

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method. Unamortized deferred financing costs are expensed when the associated facility is repaid before maturity. Costs incurred in seeking financing transactions, which do not close, are expensed in the period in which it is determined that the financing will not occur. Deferred lease costs consist of fees incurred to initiate and renew operating leases, which are amortized on a straight-line basis over the remaining lease term and are recorded to depreciation and amortization in the consolidated statements of operations.

Identified Intangibles

The Company records acquired identified intangibles, which includes intangible assets (such as value of the above-market leases, in-place leases, goodwill and other intangibles) and intangible liabilities (such as the value of below-market leases), based on estimated fair value. The value allocated to the above or below-market leases is amortized over the remaining lease term as a net adjustment to rental income. Other intangible assets are amortized into depreciation and amortization expense on a straight-line basis over the remaining lease term. As of December 31, 2016, the weighted average amortization period for above-market leases, below-market leases and in-place lease costs is 4.5 years, 5.2 years and 4.8 years, respectively.

Identified intangible assets are recorded in deferred costs and other assets and identified intangible liabilities are recorded in other liabilities on the consolidated balance sheets.

The following table presents identified intangibles as of December 31, 2016 (dollars in thousands):

	December 31, 2016
	Intangible Assets			Intangible Liabilities
	In-place Leases	Above-market Leases	Total	Below-market Leases
Gross amount	$47,016	$14,740	$61,756	$12,554
Accumulated amortization	(15,086)	(5,295)	(20,381)	(4,048)

Total	$31,930	$9,445	$41,375	$8,506

The Company recorded amortization of acquired above-market leases, net of acquired below-market leases of $1.2 million and $1.0 million for the years ended December 31, 2016 and December 31, 2015 respectively. There was no amortization of acquired above-market leases, net of acquired below-market leases for the year ended December 31, 2014. Amortization of other intangible assets was $11.5 million and $6.5 million for the years ended December 31, 2016 and December 31, 2015 respectively. There was no amortization of other intangible assets for the year ended December 31, 2014.

The following table presents annual amortization of intangible assets and liabilities (dollars in thousands):

Years Ending December 31:	In-place Leases, Net(1)	Above-market Leases, Net(1)	Below-market Leases, Net(1)
2017	$10,734	$3,247	$2,115
2018	6,948	2,205	2,014
2019	4,963	1,594	1,912
2020	2,961	866	672
2021	2,061	611	427
Thereafter	4,263	922	1,366

Total	$31,930	$9,445	$8,506

(1)	Identified intangibles will be amortized through periods ending April 2027.

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Deferred Costs and Other Assets, Net and Other Liabilities

The following tables present a summary of deferred costs and other assets, net and other liabilities as of December 31, 2016 and 2015 (dollars in thousands):

	December 31,
	2016	2015
Deferred costs and other assets, net:
Intangible assets, net(1)	$41,375	$21,149
Deferred commissions and leasing costs	10,287	10,955
Deferred financing costs, net - credit facilities	2,772	2,585
Prepaid expenses	1,386	1,844
Deposits	550	405
Other	—	385

Total	$56,370	$37,323

	December 31,
	2016	2015
Other liabilities:
Intangible liabilities, net(2)	$8,506	$9,624
PE Investments deferred purchase price, net	4,248	—
Prepaid rent and unearned revenue	4,601	2,583
Tenant security deposits	1,433	676
Other	403	1,582

Total	$19,191	$14,465

(1)	Represents in-place leases and above-market leases, net.
(2)	Represents below-market leases, net.

Acquisition Fees and Expenses

The total of all acquisition fees and expenses for an investment, including acquisition fees to the Advisor, cannot exceed, in the aggregate, 6.0% of the contract purchase price of such investment unless such excess is approved by a majority of the directors, including independent directors. For the year ended December 31, 2016, total acquisition fees and expenses did not exceed the allowed limit for any investment. An acquisition fee incurred related to an equity investment will generally be expensed as incurred. An acquisition fee paid to the Advisor related to the acquisition of an equity or debt investment in an unconsolidated joint venture is included in investments in unconsolidated ventures on the consolidated balance sheets. An acquisition fee paid to the Advisor related to the origination or acquisition of debt investments is included in debt investments, net on the consolidated balance sheets and is amortized to interest income over the life of the investment using the effective interest method. The Company records as an expense certain acquisition costs and fees associated with transactions deemed to be business combinations in which it consolidates the asset and capitalizes these costs for transactions deemed to be acquisitions of an asset, including an equity investment.

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Revenue Recognition

Real Estate Debt Investments

Interest income is recognized on an accrual basis and any related premium, discount, origination costs and fees are amortized over the life of the investment using the effective interest method. The amortization is reflected as an adjustment to interest income in the consolidated statements of operations. The amortization of a premium or accretion of a discount is discontinued if such loan is reclassified to held for sale.

Operating Real Estate

Rental and other income from operating real estate is derived from the leasing of space to various types of tenants. Rental revenue recognition commences when the tenant takes legal possession of the leased space and the leased space is substantially ready for its intended use. The leases are for fixed terms of varying length and generally provide for annual rentals and expense reimbursements to be paid in monthly installments. Rental income from leases is recognized on a straight-line basis over the term of the respective leases. The excess of rent recognized over the amount contractually due pursuant to the underlying leases is included in receivables on the consolidated balance sheets. The Company amortizes any tenant inducements as a reduction of revenue utilizing the straight-line method over the term of the lease. Other income represents revenue from tenant/operator leases which provide for the recovery of all or a portion of the operating expenses and real estate taxes paid by the Company on behalf of the respective property. This revenue is recognized in the same period as the expenses are incurred.

In a situation in which a lease(s) associated with a significant tenant have been, or are expected to be, terminated early, the Company evaluates the remaining useful life of depreciable or amortizable assets in the asset group related to the lease that will be terminated (i.e., tenant improvements, above- and below-market lease intangibles, in-place lease value and deferred leasing costs). Based upon consideration of the facts and circumstances surrounding the termination, the Company may write-off or accelerate the depreciation and amortization associated with the asset group. Such amounts are included within rental and other income for above- and below-market lease intangibles and depreciation and amortization for the remaining lease related asset groups in the consolidated statements of operations. As of December 31, 2016, 2015, and 2014, the total amount of accelerated amortization within rental and other income and depreciation and amortization expense was de minimis.

Real Estate Securities

Interest income is recognized using the effective interest method with any premium or discount amortized or accreted through earnings based on expected cash flow through the expected maturity date of the security. Changes to expected cash flow may result in a change to the yield which is then applied retrospectively for high-credit quality securities that cannot be prepaid or otherwise settled in such a way that the holder would not recover substantially all of the investment or prospectively for all other securities to recognize interest income.

Credit Losses and Impairment on Investments

Real Estate Debt Investments

Loans are considered impaired when, based on current information and events, it is probable that the Company will not be able to collect all principal and interest amounts due according to the contractual terms. The Company assesses the credit quality of the portfolio and adequacy of loan loss reserves on a quarterly basis or more frequently as necessary. Significant judgment of the Company is required in this analysis. The Company considers the estimated net recoverable value of the loan as well as other factors, including but not limited to the

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fair value of any collateral, the amount and the status of any senior debt, the quality and financial condition of the borrower and the competitive situation of the area where the underlying collateral is located. Because this determination is based on projections of future economic events, which are inherently subjective, the amount ultimately realized may differ materially from the carrying value as of the balance sheet date. If upon completion of the assessment, the estimated fair value of the underlying collateral is less than the net carrying value of the loan, a loan loss reserve is recorded with a corresponding charge to provision for loan losses. The loan loss reserve for each loan is maintained at a level that is determined to be adequate by management to absorb probable losses.

Income recognition is suspended for a loan at the earlier of the date at which payments become 90-days past due or when, in the opinion of the Company, a full recovery of income and principal becomes doubtful. When the ultimate collectability of the principal of an impaired loan is in doubt, all payments are applied to principal under the cost recovery method. When the ultimate collectability of the principal of an impaired loan is not in doubt, contractual interest is recorded as interest income when received, under the cash basis method until an accrual is resumed when the loan becomes contractually current and performance is demonstrated to be resumed. Interest accrued and not collected will be reversed against interest income. A loan is written off when it is no longer realizable and/or legally discharged. As of December 31, 2016, the Company did not have any impaired CRE debt investments.

Operating Real Estate

The Company’s real estate portfolio is reviewed on a quarterly basis, or more frequently as necessary, to assess whether there are any indicators that the value of its operating real estate may be impaired or that its carrying value may not be recoverable. A property’s value is considered impaired if the Company’s estimate of the aggregate expected future undiscounted cash flow generated by the property is less than the carrying value. In conducting this review, the Company considers U.S. macroeconomic factors, real estate sector conditions and asset specific and other factors. To the extent an impairment has occurred, the loss is measured as the excess of the carrying value of the property over the estimated fair value and recorded in impairment on operating real estate in the consolidated statements of operations. As of December 31, 2016, the Company did not have any impaired operating real estate.

An allowance for a doubtful account for a tenant receivable is established based on a periodic review of aged receivables resulting from estimated losses due to the inability of tenants to make required rent and other payments contractually due. Additionally, the Company establishes, on a current basis, an allowance for future tenant credit losses on unbilled rent receivable based on an evaluation of the collectability of such amounts.

Investments in Unconsolidated Ventures

The Company reviews its investments in unconsolidated ventures for which the Company did not elect the fair value option on a quarterly basis, or more frequently as necessary, to assess whether there are any indicators that the value may be impaired or that its carrying value may not be recoverable. An investment is considered impaired if the projected net recoverable amount over the expected holding period is less than the carrying value. In conducting this review, the Company considers U.S. macroeconomic factors, including real estate sector conditions, together with investment specific and other factors. To the extent an impairment has occurred and is considered to be other than temporary, the loss is measured as the excess of the carrying value of the investment over the estimated fair value and recorded in equity in earnings (losses) of unconsolidated ventures in the consolidated statements of operations. As of December 31, 2016, the Company did not have any impaired investments in unconsolidated ventures.

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Real Estate Securities

CRE securities for which the fair value option is elected are not evaluated for other-than-temporary impairment (“OTTI”) as any change in fair value is recorded in the consolidated statements of operations. Realized losses on such securities are reclassified to realized gain (loss) on investments and other as losses occur.

CRE securities for which the fair value option is not elected are evaluated for OTTI quarterly. Impairment of a security is considered to be other-than-temporary when: (i) the holder has the intent to sell the impaired security; (ii) it is more likely than not the holder will be required to sell the security; or (iii) the holder does not expect to recover the entire amortized cost of the security. When a CRE security has been deemed to be other-than-temporarily impaired due to (i) or (ii), the security is written down to its fair value and an OTTI is recognized in the consolidated statements of operations. In the case of (iii), the security is written down to its fair value and the amount of OTTI is then bifurcated into: (a) the amount related to expected credit losses; and (b) the amount related to fair value adjustments in excess of expected credit losses. The portion of OTTI related to expected credit losses is recognized in the consolidated statements of operations. The remaining OTTI related to the valuation adjustment is recognized as a component of accumulated OCI in the consolidated statements of equity. CRE securities which are not high-credit quality are considered to have an OTTI if the security has an unrealized loss and there has been an adverse change in expected cash flow. The amount of OTTI is then bifurcated as discussed above. As of December 31, 2016, the Company did not have any OTTI recorded on its CRE securities.

Equity-Based Compensation

The Company accounts for equity-based compensation awards using the fair value method, which requires an estimate of fair value of the award at the time of grant. All fixed equity-based awards to directors, which have no vesting conditions other than time of service, are amortized to compensation expense over the awards’ vesting period on a straight-line basis. Equity-based compensation is classified within general and administrative expense in the consolidated statements of operations.

Income Taxes

The Company elected to be taxed as a REIT and to comply with the related provisions of the Internal Revenue Code beginning in its taxable year ended December 31, 2010. Accordingly, the Company will generally not be subject to U.S. federal income tax to the extent of its distributions to stockholders as long as certain asset, income and share ownership tests are met. To maintain its qualification as a REIT, the Company must annually distribute at least 90% of its REIT taxable income to its stockholders and meet certain other requirements. The Company believes that all of the criteria to maintain the Company’s REIT qualification have been met for the applicable periods, but there can be no assurance that these criteria will continue to be met in subsequent periods. If the Company were to fail to meet these requirements, it would be subject to U.S. federal income tax and potential interest and penalties, which could have a material adverse impact on its results of operations and amounts available for distributions to its stockholders. The Company has assessed its tax positions for all open tax years, which include 2014 to 2016, and concluded there were no material uncertainties to be recognized. The Company’s accounting policy with respect to interest and penalties is to classify these amounts as a component of income tax expense, where applicable. The Company has not recognized any such amounts related to uncertain tax positions for the years ended December 31, 2016, 2015 and 2014.

The Company may also be subject to certain state, local and franchise taxes. Under certain circumstances, U.S. federal income and excise taxes may be due on its undistributed taxable income.

The Company made joint elections to treat certain subsidiaries as taxable REIT subsidiaries (“TRS”) which may be subject to U.S. federal, state and local income taxes. In general, a TRS of the Company may perform

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non-customary services for tenants, hold assets that the REIT cannot hold directly and may engage in most real estate or non-real estate-related business.

Certain subsidiaries of the Company are subject to taxation by federal, state and local authorities for the periods presented. Income taxes are accounted for by the asset/liability approach in accordance with U.S. GAAP. Deferred taxes, if any, represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. Such amounts arise from differences between the financial reporting and tax bases of assets and liabilities and are adjusted for changes in tax laws and tax rates in the period which such changes are enacted. A provision for income tax represents the total of income taxes paid or payable for the current period, plus the change in deferred taxes. Current and deferred taxes are recorded on the portion of earnings (losses) recognized by the Company with respect to its interest in TRSs. Deferred income tax assets and liabilities are calculated based on temporary differences between the Company’s U.S. GAAP consolidated financial statements and the federal, state and local tax basis of assets and liabilities as of the consolidated balance sheet date. The Company evaluates the realizability of its deferred tax assets (e.g., net operating loss and capital loss carryforwards) and recognizes a valuation allowance if, based on the available evidence, it is more likely than not that some portion or all of its deferred tax assets will not be realized. When evaluating the realizability of its deferred tax assets, the Company considers estimates of expected future taxable income, existing and projected book/tax differences, tax planning strategies available and the general and industry specific economic outlook. This realizability analysis is inherently subjective, as it requires the Company to forecast its business and general economic environment in future periods. Changes in estimate of deferred tax asset realizability, if any, are included in income tax benefit (expense) in the consolidated statements of operations.

For the years ended December 31, 2016, 2015, and 2014, the Company recorded income tax expense of $3.0 million, $1.1 million and $5.5 million, respectively.

Transfers of Financial Assets

Sale accounting for transfers of financial assets requires the transfer of an entire financial asset, a group of financial assets in its entirety or if a component of the financial asset is transferred, that component meets the definition of a participating interest by having characteristics that mirror the original financial asset.

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. If the Company has any continuing involvement, rights or obligations with the transferred financial asset (outside of standard representations and warranties), sale accounting would require that the transfer meets the following sale conditions: (1) the transferred asset has been legally isolated; (2) the transferee has the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred asset; and (3) the Company does not maintain effective control over the transferred asset through an agreement that provides for (a) both an entitlement and an obligation by the Company to repurchase or redeem the asset before its maturity, or (b) the unilateral ability by the Company to reclaim the asset and a more than trivial benefit attributable to that ability, or (c) the transferee requiring the Company to repurchase the asset at a price so favorable to the transferee that it is probable the repurchase will occur.

If sale accounting is met, the transferred financial asset is removed from the balance sheet and a net gain or loss is recognized upon sale, taking into account any retained interests. Transfers of financial assets that do not meet the criteria for sale are accounted for as financing transactions, or secured borrowing. As of December 31, 2016, the carrying value of CRE debt investments that did not meet the requirements of sale accounting was $23.7 million and recorded in real estate debt investments, net with an offsetting secured borrowing recorded in loan collateral payable, net, related party of $23.3 million.

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Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued an accounting update requiring a company to recognize as revenue the amount of consideration it expects to be entitled to in connection with the transfer of promised goods or services to customers. The accounting standard update will replace most of the existing revenue recognition guidance currently promulgated by U.S. GAAP. In July 2015, the FASB decided to delay the effective date of the new revenue standard by one year. The effective date of the new revenue standard for the Company will be January 1, 2018. Leases are specifically excluded from this guidance and will be governed by the applicable lease codification; however, this update may have implications in certain variable payment terms included in lease agreements and in sale and leaseback transactions. The Company is currently assessing the potential effect of the adoption on its consolidated financial statements and related disclosures, as applicable.

In February 2015, the FASB issued updated guidance that changes the rules regarding consolidation. The pronouncement eliminates specialized guidance for limited partnerships and similar legal entities and removes the indefinite deferral for certain investment funds. The new guidance is effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. The Company adopted this guidance in the first quarter 2016 and determined the Company’s Operating Partnership is considered a VIE. The Company is the primary beneficiary of the VIE, the VIE’s assets can be used for purposes other than the settlement of the VIE’s obligations and the Company’s partnership interest is considered a majority voting interest. As such, this standard resulted in the identification of additional VIEs, however it did not have a material impact on the Company’s consolidated financial position or results of operations.

In January 2016, the FASB issued an accounting update that addressed certain aspects of accounting and disclosure requirements of financial instruments, including the requirement that equity investments with readily determinable fair value be measured at fair value with changes in fair value recognized in results of operations. The new guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. The Company does not have any equity investments with readily determinable fair value recorded as available-for-sale. The Company does not believe that this guidance will have a material impact on its consolidated financial statements and related disclosures.

In February 2016, the FASB issued an accounting update that sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The update requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase of the leased asset by the lessee. This classification will determine whether the lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. Additionally, the new update will require that lessees capitalize, as initial direct costs, only those costs that are incurred due to the execution of a lease. Under this guidance, allocated payroll costs and other costs that are incurred regardless of whether the lease is obtained will no longer be capitalized as initial direct costs and instead will be expensed as incurred. The new guidance is to be applied using a modified retrospective approach at the beginning of the earliest comparative period in the financial statements and is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is currently assessing the potential effect the adoption of this guidance will have on its consolidated financial statements and related disclosures.

In March 2016, the FASB issued guidance which eliminates the requirement for an investor to retroactively apply the equity method when its increase in ownership interest (or degree of influence) in an investee triggers equity

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method accounting. The update requires that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and adopt the equity method of accounting as of the date the investment become qualified for equity method accounting. The update should be applied prospectively upon their effective date to increases in the level of ownership interests or degree of influence that results in the adoption of the equity method. The guidance is effective for fiscal years beginning after December 15, 2016 and interim periods within those fiscal years. The Company will adopt the new guidance prospectively on January 1, 2017 and does not expect the adoption of this standard to have a material impact on its consolidated financial statements and related disclosures.

In March 2016, the FASB issued guidance which amends several aspects of the accounting for equity-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities and classification on the statements of cash flows. The guidance is effective for interim and annual reporting periods in fiscal years beginning after December 15, 2016. The Company will adopt the new guidance prospectively on January 1, 2017 and does not expect the adoption of this standard to have a material impact on its consolidated financial statements and related disclosures.

In June 2016, the FASB issued guidance that changes the impairment model for certain financial instruments by requiring companies to recognize an allowance for expected losses, rather than incurred losses as required currently by the incurred loss approach. The guidance will apply to most financial assets measured at amortized cost and certain other instruments, including trade and other receivables, loans, held-to-maturity debt securities, net investments in leases and off-balance-sheet credit exposures (e.g., loan commitments). The new guidance is effective for reporting periods beginning after December 15, 2019 and will be applied as a cumulative adjustment to retained earnings as of the effective date. The Company is currently assessing the potential effect the adoption of this guidance will have on its consolidated financial statements and related disclosures.

In August 2016, the FASB issued guidance that makes eight targeted changes to how cash receipts and cash payments are presented and classified in the statement of cash flows. The guidance is effective for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The new guidance requires adoption on a retrospective basis unless it is impracticable to apply, in which case the company would be required to apply the amendments prospectively as of the earliest date practicable. The Company does not believe that this guidance will have a material impact on its consolidated financial statements and related disclosures.

In November 2016, the FASB issued guidance which requires entities to show the changes in the total of cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. Entities will no longer present transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. The guidance is effective for reporting periods beginning after December 15, 2017 and will be applied retrospectively to all periods presented. The Company does not believe that this guidance will have a material impact on its consolidated financial statements and related disclosures.

In January 2017, the FASB issued guidance to clarify the definition of a business under ASC 805. This new standard clarifies the definition of a business and provides a screen to determine when an integrated set of assets and activities is not a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. The guidance is effective for fiscal years, and interim periods within those years, beginning of December 15, 2017. The amendments in this update will be applied on a prospective basis. The Company expects that most acquisitions of real estate or in-substance real estate will not meet the revised definition of a

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business because substantially all of the fair value is concentrated in a single identifiable asset or group of similar identifiable assets (i.e. land, buildings, and related intangible assets).

3.	Real Estate Debt Investments

The following table presents CRE debt investments as of December 31, 2016 (dollars in thousands):

					Weighted Average			Floating Rate as % of Principal Amount
Asset Type:	Count	Principal Amount(1)	Carrying Value(2)	Allocation by Investment Type(3)	Fixed Rate	Spread over LIBOR(4)	Total Unleveraged Current Yield
First mortgage loans	13	$570,339	$564,722	74.3%	15.00%	5.80%	7.31%	92.5%
Mezzanine loans	5	109,832	92,814	14.3%	12.16%	9.29%	11.24%	55.3%
Preferred equity interests(5)	1	87,323	87,787	11.4%	10.00%	—%	10.00%	—%

Total/Weighted average	19	$767,494	$745,323	100.0%	11.79%	6.07%	8.12%	76.6%

(1)	Includes future funding commitments of $23.2 million.
(2)	Certain CRE debt investments serve as collateral for financing transactions including carrying value of $70.7 million for Securitization 2013-1, $364.6 million for term loan facilities and $23.7 million for secured borrowings (refer to Note 7). The remainder is unleveraged.
(3)	Based on principal amount.
(4)	Includes a fixed minimum LIBOR rate (“LIBOR floor”), as applicable. As of December 31, 2016, the Company had $531.9 million principal amount of floating-rate loans subject to a weighted average LIBOR floor of 0.34%.
(5)	Represents a preferred equity interest originated through a joint venture with affiliates of RXR Realty LLC (“RXR”). The Company’s proportionate interest of the loan is 90%, representing $78.6 million of the carrying value. The Company consolidates the loan and records RXR’s investment as a non-controlling interest.

The following table presents CRE debt investments as of December 31, 2015 (dollars in thousands):

					Weighted Average			Floating Rate as % of Principal Amount
Asset Type:	Count	Principal Amount(1)	Carrying Value(2)	Allocation by Investment Type(3)	Fixed Rate	Spread over LIBOR(4)	Total Unleveraged Current Yield
First mortgage loans	14	$829,536	$806,116	79.8%	—	6.47%	6.51%	100.0%
Mezzanine loans	5	91,639	72,948	8.8%	10.10%	11.76%	11.62%	86.9%
Subordinate interests	1	36,206	36,206	3.5%	13.11%	—	13.23%	—
Preferred equity interests(5)	1	82,003	82,566	7.9%	10.00%	—	10.00%	—

Total/Weighted average	21	$1,039,384	$997,836	100.0%	10.87%	6.84%	7.42%	87.5%

(1)	Includes future funding commitments of $43.6 million.
(2)	Certain CRE debt investments serve as collateral for financing transactions including carrying value of $335.4 million for Securitization 2013-1 and $435.2 million for Term Loan Facilities (refer to Note 7). The remainder is unleveraged.
(3)	Based on principal amount.
(4)	Includes a fixed minimum LIBOR floor, as applicable. As of December 31, 2015, the Company had $749.0 million principal amount of floating-rate loans subject to a weighted average LIBOR floor of 0.37%.

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(5)	Represents a preferred equity interest originated through a joint venture with affiliates of RXR. The Company’s proportionate interest of the loan is 90%, representing $73.8 million of the carrying value. The Company consolidates the loan and records RXR’s investment as a non-controlling interest.

The following table presents maturities of CRE debt investments based on principal amount as of December 31, 2016 (dollars in thousands):

	Current Maturity	Maturity Including Extensions(1)
Years Ending December 31:
2017	308,650	62,350
2018	70,101	30,500
2019	210,901	247,300
2020	—	45,050
2021	87,323	204,452
Thereafter	90,519	177,842

Total	$767,494	$767,494

(1)	Assumes that all debt with extension options will qualify for extension at such maturity according to the conditions set forth in the governing documents.

As of December 31, 2016, the weighted average maturity, including extensions, of CRE debt investments was 4.2 years.

Credit Quality Monitoring

CRE debt investments are typically loans secured by direct senior priority liens on real estate properties or by interests in entities that directly own real estate properties, which serve as the primary source of cash for the payment of principal and interest. The Company evaluates its debt investments at least quarterly and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual debt service in accordance with its contractual terms and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company categorizes a debt investment for which it expects to receive full payment of contractual principal and interest payments as “performing.” The Company will categorize a weaker credit quality debt investment that is currently performing, but for which it believes future collection of all or some portion of principal and interest is in doubt, into a category called “performing with a loan loss reserve.” The Company will categorize a weaker credit quality debt investment that is not performing, which the Company defines as a loan in maturity default and/or past due at least 90 days on its contractual debt service payments, as a non-performing loan (“NPL”). The Company’s definition of an NPL may differ from that of other companies that track NPLs.

In connection with a pre-negotiated agreement, in May 2016, as a result of a borrower’s inability to pay amounts due under one of the Company’s debt investments, the Company and the borrower agreed to transfer title of the real estate via deed in lieu of foreclosure to the Company. Refer to Note 4. Operating Real Estate.

As of December 31, 2016, all CRE debt investments were performing in accordance with the contractual terms of their governing documents in all material respects and were categorized as performing loans. There were no CRE debt investments with contractual payments past due as of December 31, 2016 and 2015. For the year ended December 31, 2016, two CRE debt investments each contributed more than 10.0% of interest income.

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4.	Operating Real Estate

The following table presents operating real estate, net, as of December 31, 2016 and 2015 (dollars in thousands):

	December 31,
	2016	2015
Land and improvements	$96,011	$56,090
Buildings and improvements(1)	430,776	328,012
Furniture, fixtures and equipment	4,472	4,243

Subtotal	$531,259	$388,345
Less: Accumulated depreciation	(42,420)	(23,018)

Operating real estate, net	$488,839	$365,327

(1)	Includes tenant improvements.

For the years ended December 31, 2016, 2015, and 2014, depreciation expense was $19.4 million, $16.4 million, and $6.4 million, respectively.

Summary of Acquisitions

In March 2016, the Company acquired an 88.2% interest in a portfolio of 23 light industrial assets for $103.3 million and obtained a $78.2 million two-year floating rate senior mortgage loan, of which $8.3 million is reserved for future funding. The Company incurred transaction costs of $1.5 million in conjunction with the acquisition.

The following table presents the preliminary allocation of the purchase price of the operating real estate assets acquired and liabilities assumed or issued (including financing entered into contemporaneous with the acquisition), if any, for acquisitions in 2016 (dollars in thousands):

Assets:
Land and improvements	$24,807
Buildings and improvements(1)	59,903
Other assets acquired(2)	19,210

Total assets acquired	$103,920

Liabilities:
Mortgage notes payable, net(3)	$67,225
Other liabilities assumed(4)	536

Total liabilities	67,761
Total NorthStar Real Estate Income Trust, Inc. stockholders’ equity	31,874
Non-controlling interests	4,285

Total equity	36,159

Total liabilities and equity	$103,920

(1)	Includes tenant improvements.
(2)	Primarily in-place lease intangibles, leasing commissions and above-market leases.
(3)	Includes deferred financing costs, net.
(4)	Primarily below-market leases.

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During the measurement-period, the Company preliminarily determined that certain allocations of operating real estate acquired should be reclassified to deferred costs and other assets, net and other liabilities. The following table presents the effect of such preliminary purchase price reclassifications on the consolidated balance sheet as of December 31, 2016 (dollars in thousands):

	As Previously Determined(1)	Measurement Period Adjustments	Revised
Operating real estate, net	$103,384	$(18,674)	$84,710
Deferred costs and other intangible assets, net(2)	—	19,210	19,210
Mortgage notes payable, net(3)	67,225	—	67,225
Other liabilities(4)	—	536	536

(1)	Represents the preliminary allocation of the purchase price.
(2)	Primarily in-place lease intangibles, leasing commissions and above-market leases.
(3)	Includes deferred financing costs, net.
(4)	Primarily below-market leases.

During the year ended December 31, 2016, the Company recorded a measurement-period adjustment to earnings of $3.2 million. The table below shows the details of such adjustments:

Decrease in rental and other income(1)	$347
Increase in depreciation and amortization(2)	2,894

Total measurement-period adjustment	$3,241

(1)	Represents amortization of above and below-market leases.
(2)	Represents depreciation of site and tenant improvements and amortization of in-place lease intangibles.

Real Estate Owned

The following table presents REO acquired by taking title, in connection with a certain CRE debt investment, for the year ended December 31, 2016 that is reported on the Company’s consolidated balance sheet in operating real estate, net as of December 31, 2016 (dollars in thousands):

Date	Type	Location	Original Loan Balance	Initial REO Value(1)
May 2016	Office	VA	$67,493	$67,493

(1)	Initial REO value approximates fair value.

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The following table presents the preliminary allocation of REO acquired in May 2016 (dollars in thousands):

Assets:
Cash and cash equivalents	$1,845
Land and improvements	15,221
Buildings and improvements(1)	37,334
Other assets acquired(2)	13,736

Total assets acquired	$68,136

Liabilities:
Other liabilities assumed(3)	$643

Total liabilities	643

Total NorthStar Real Estate Income Trust, Inc. stockholders’ equity	67,493

Total liabilities and equity	$68,136

(1)	Includes tenant improvements.
(2)	Primarily in-place lease intangibles, leasing commissions and above-market leases.
(3)	Primarily below-market leases.

During the measurement-period, the Company preliminarily determined that certain allocations of operating real estate acquired should be reclassified to deferred costs and other assets, net and other liabilities. The following table presents the effect of such preliminary allocation reclassifications on the consolidated balance sheet as of December 31, 2016 (dollars in thousands):

	As Previously Determined(1)	Measurement Period Adjustments	Revised
Cash and cash equivalents	$2,237	$(392)	$1,845
Operating real estate, net	65,256	(12,701)	52,555
Deferred costs and other intangible assets, net(2)	—	13,736	13,736
Other liabilities(3)	—	643	643

(1)	Represents the preliminary allocation.
(2)	Primarily in-place lease intangibles, leasing commissions and above-market leases.
(3)	Primarily below-market leases.

During the year ended December 31, 2016, the Company recorded a measurement-period adjustment to earnings of $3.6 million. The table below shows the details of such adjustments:

Decrease in rental and other income(1)	$646
Increase in depreciation and amortization(2)	2,950

Total measurement-period adjustment	$3,596

(1)	Represents amortization of above and below market leases.
(2)	Represents depreciation of site and tenant improvements and amortization of in place lease intangibles.

Minimum Future Rents

Minimum rental amounts due under leases are generally either subject to scheduled fixed increases or adjustments. Leases at the Company’s multifamily properties and student housing properties are generally for a

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term of one year or less and are not reflected in the below table. The following table presents approximate future minimum rental income for the Company’s industrial properties and multi-tenant offices under noncancelable operating leases to be received over the next five years and thereafter as of December 31, 2016 (dollars in thousands):

Years Ending December 31:
2017	44,721
2018	37,977
2019	33,585
2020	25,866
2021	20,672
Thereafter	52,782

Total	$215,603

The rental properties owned as of December 31, 2016 are leased under operating leases with current expirations ranging from 2017 to 2027, with certain tenant renewal rights. For certain properties, the tenants pay the Company, in addition to the contractual base rent, their pro rata share of real estate taxes and operating expenses. Certain lease agreements provide for periodic rental increases.

5.	Investments in Unconsolidated Ventures

Investments in Private Equity Funds

The following is a description of investments in private equity funds that own PE Investments indirectly through unconsolidated ventures (“PE Investment I”), (“PE Investment IIA”) and (“PE Investment IIB”) or directly (“PE Investment III”). The Company elected the fair value option for PE Investments. As a result, the Company records equity in earnings (losses) based on the change in fair value for its share of the projected future cash flow from one period to another. All PE Investments are considered voting interest entities, except for PE Investment III. PE Investment I, IIA and IIB are considered voting interest entities and are not consolidated by the Company due to the substantive participating rights of the partners in joint ventures that own the interests in the real estate private equity funds. The Company does not consolidate the underlying real estate private equity funds owned in PE Investment III as it neither owns a majority voting interest in any such funds nor is it the primary beneficiary of such funds.

Summary

The following table summarizes the Company’s PE Investment acquisitions (dollars in thousands):

PE Investment	Initial Closing Date	NAV Reference Date(1)	Number of Funds	Purchase Price	Expected Future Contributions
PE Investment I	February 15, 2013	June 30, 2012	49	$118,035	$207
PE Investment IIA	July 3, 2013	September 30, 2012	24	75,721	—
PE Investment IIB	February 9, 2016	September 30, 2015	—	26,498	—
PE Investment III	March 30, 2016	March 31, 2015	2	23,063	—

Total			75	$243,317	$207

(1)	Represents the net asset value (“NAV”) date on which the Company agreed to acquire the respective PE Investment.

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The following table summarizes the Company’s PE Investments as of December 31, 2016 (dollars in thousands):

	Carrying Value		Year Ended December 31, 2016			Year Ended December 31, 2015
	December 31,		Equity in Earnings	Distributions	Contributions(1)	Equity in Earnings	Distributions	Contributions(1)
PE Investment	2016	2015
PE Investment I(2)	$31,655	$65,313	$9,441	$40,082	$415	$19,462	$36,226	$838
PE Investment IIA	23,360	33,441	5,974	24,897	8,842	10,757	34,262	9,201
PE Investment IIB	19,329	—	6,950	21,420	33,798	—	—	—
PE Investment III	16,235	—	1,771	2,126	16,591	—	—	—

Total	$90,579	$98,754	$24,136	$88,525	$59,646	$30,219	$70,488	$10,039

(1)	Includes initial investments, before closing statement adjustments for distributions and contributions, and subsequent contributions, including deferred purchase price fundings.
(2)	For PE Investment I, the Company recorded an unrealized loss of $3.4 million and $12.1 million for the years ended December 31, 2016 and 2015, respectively. The Company recorded an unrealized gain of $11.8 million for the year ended December 31, 2014.

PE Investment I

In February 2013, the Company completed the initial closing (“PE I Initial Closing”) of PE Investment I which through a preferred investment owns a portfolio of limited partnership interests in real estate private equity funds managed by institutional-quality sponsors. Pursuant to the terms of the agreement, at the PE I Initial Closing, the full purchase price was funded, excluding future capital commitments. Accordingly, the Company funded $118.0 million and NorthStar Realty, which following the mergers became a subsidiary of the Sponsor, (together with the Company, the “NorthStar Entities”) funded $282.1 million. The NorthStar Entities have an aggregate ownership interest in PE Investment I of 51.0%, of which the Company owns 29.5% and the Sponsor owns 70.5%. Teachers Insurance and Annuity Association of America (the “Class B Partner”) contributed its interests in 49 funds subject to the transaction in exchange for all of the Class B partnership interests in PE Investment I.

PE Investment I provides for all cash distributions on a priority basis to the NorthStar Entities as follows: (i) first, 85.0% to the NorthStar Entities and 15.0% to the Class B Partner until the NorthStar Entities receive a 1.5x multiple on all of their invested capital, including amounts funded in connection with future capital commitments; (ii) second, 15.0% to the NorthStar Entities and 85.0% to the Class B Partner until the Class B Partner receives a return of its then remaining June 30, 2012 capital; and (iii) third, 51.0% to the NorthStar Entities and 49.0% to the Class B Partner. All amounts paid to and received by the NorthStar Entities are based on each partner’s proportionate interest.

PE Investment IIA

In June 2013, the Company, NorthStar Realty and funds managed by Goldman Sachs Asset Management (“Vintage Funds”) (each a “Partner”) formed joint ventures and entered into an agreement with Common Pension Fund E, a common trust fund created under New Jersey law (“PE II Seller”), to acquire a portfolio of limited partnership interests in 24 real estate private equity funds managed by institutional-quality sponsors. The aggregate reported NAV acquired was $910.0 million as of September 30, 2012. The Company, NorthStar Realty and the Vintage Funds each had an initial ownership interest in PE Investment IIA of 15.0%, 70.0% and 15.0%, respectively. All amounts paid and received are based on each Partner’s proportionate interest.

PE Investment IIA paid $504.8 million to PE II Seller for all of the fund interests, or 55.0% of the September 30, 2012 NAV (the “Initial Amount”), and will pay the remaining $411.4 million, or 45.0% of the September 30,

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2012 NAV (the “Deferred Amount”), by the last day of the fiscal quarter after the four year anniversary following the closing date of each fund interest. The Company funded all of its proportionate share of the Initial Amount at the initial closing on July 3, 2013. The Deferred Amount is a liability of PE Investment IIA. Each Partner, directly or indirectly, guaranteed its proportionate interest of the Deferred Amount. The Company determined there was an immaterial amount of fair value related to the guarantee.

On March 31st of each year, commencing on March 31, 2015 and for a period of two years thereafter, PE Investment IIA will pay, within 10 business days of March 31st, an amount necessary to reduce the Deferred Amount by the greater of 15.0% of the then outstanding Deferred Amount or 15.0% of the aggregate distributions received by PE Investment IIA during the preceding 12 month period.

On the last day of the fiscal quarter after the four-year anniversary of the applicable closing date of each fund interest, PE Investment IIA will be required to pay to PE II Seller the then outstanding unpaid Deferred Amount.

In connection with the mergers, NorthStar Realty’s interests in PE Investment IIA and its other obligations were assumed by the Sponsor.

In February 2016, the Company’s board of directors, including all of its independent directors, approved the purchase of an additional 14.0% of the PE Investment II transaction (“PE Investment IIB”) from NorthStar Realty, which following the mergers became a subsidiary of the Sponsor. The Company purchased PE Investment IIB on the same terms and conditions negotiated by another existing and purchasing co-investor in the transaction. This increased the Company’s total ownership from 15.0% to 29.0%. The Company acquired PE Investment IIB for $26.5 million based on a NAV of $660.6 million as of September 30, 2015, adjusted for distributions and contributions.

With this add-on investment, PE Investment IIA and PE Investment IIB will be responsible for 29.0% of the Deferred Amount. In April 2016, PE Investment IIA and PE Investment IIB collectively paid $15.1 million of the Deferred Amount. As of December 31, 2016, the Company’s 29.0% share of the combined Deferred Amount for PE Investment IIA and PE Investment IIB was $85.7 million. The Deferred Amount will be paid in multiple installments throughout 2017 and 2018 and is expected to be paid from the distributions received from the underlying investments in PE Investment IIA and PE Investment IIB. The Company guaranteed its proportionate interest of the Deferred Amount. The Company determined there was an immaterial amount of fair value related to the guarantee.

PE Investment III

In March 2016, the Company acquired 5.5% of PE Investment III for $15.1 million based on a NAV of March 31, 2015 (the “Valuation Date”), adjusted for contributions and distributions from such date. At the time of closing, the Company paid $4.2 million, net of a $1.8 million deposit for a total of $6.0 million, or 40.0% of the purchase price adjusted for contributions and distributions. The remaining portion of the purchase price (the “Deferred Purchase Price”), was partially funded in December 2016 totaling $4.5 million. As of December 31, 2016, the remaining Deferred Purchase Price for PE Investment III recorded in other liabilities was $4.5 million. The remaining portion of the purchase price will be paid on December 31, 2017.

Other

In June 2014, the Company entered into a joint venture with affiliates of RXR to originate a mezzanine loan. The mezzanine loan had a principal amount of $183.7 million, including future funding commitments. The joint venture owned 50.0% of the mezzanine loan, of which the Company’s interest in the joint venture was 78.0%. In January 2016, the Company’s participation was sold at par value of $59.8 million. As of December 31, 2015 the

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carrying value of the investment was $59.1 million. For the years ended December 31, 2016, 2015, and 2014, the Company recognized equity in earnings of $0.8 million, $5.8 million, and $2.8 million, respectively.

Summarized Financial Information

The combined balance sheets for the unconsolidated ventures, including PE Investments and excluding unconsolidated ventures accounted for under the cost method, as of December 31, 2016 and 2015 are as follows (dollars in thousands):

	As of December 31,
	2016	2015
Assets

Total assets	$1,079,828	$1,440,834

Liabilities and equity
Total liabilities	$799,748	$871,892
Total Equity	280,080	568,942

Total liabilities and equity	$1,079,828	$1,440,834

The combined statements of operations for the unconsolidated ventures, including PE Investments and excluding unconsolidated ventures accounted for under the cost method, for the years ended December 31, 2016, 2015 and 2014 are as follows (dollars in thousands):

	Years Ended December 31,(1)
	2016	2015	2014
Total revenues(2)	$201,113	$266,158	$251,398
Net income	36,941	109,543	168,514

(1)	Includes summarized annual financial information for PE Investments on a one quarter lag, which is the most recent financial information available from the underlying funds.
(2)	Includes net investment income and unrealized and realized gains and losses for PE Investments.

6.	Real Estate Securities, Available for Sale

CRE securities are comprised of CMBS backed by a pool of CRE loans which are typically well-diversified by type and geography. The following table presents CMBS investments (dollars in thousands):

	Count	Principal Amount(1)	Amortized Cost			Fair Value	Weighted Average
				Cumulative Unrealized on Investments			Coupon(2)	Unleveraged Current Yield
As of Date:				Gain	(Loss)
December 31, 2016	11	$138,438	$73,800	$21,616	$(1,441)	$93,975	3.85%	10.78%
December 31, 2015	8	115,849	61,721	22,357	(456)	83,622	4.43%	8.52%

(1)	Certain CRE securities serve as collateral for financing transactions including carrying value of $32.3 million for the CMBS Credit Facilities (refer to Note 7). The remainder is unleveraged.
(2)	All CMBS are fixed rate.

The Company recorded year ended unrealized losses of $1.7 million and $6.5 million in OCI for the years ended December 31, 2016 and 2015, respectively. The Company recorded year ended unrealized gain in OCI for the

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year ended December 31, 2014 of $15.4 million. As of December 31, 2016, the Company held five securities with an aggregate carrying value of $41.5 million with an unrealized loss of $1.4 million, two of which were in an unrealized loss position for a period of greater than 12 months. Based on management’s quarterly evaluation, no OTTI was identified related to these securities. The Company does not intend to sell these securities and it is more likely than not that the Company will not be required to sell these securities prior to recovery of its amortized cost basis, which may be at maturity.

As of December 31, 2016, the weighted average contractual maturity of CRE securities was 32 years with an expected maturity of 6.8 years.

7.	Borrowings

The following table presents borrowings as of December 31, 2016 and 2015 (dollars in thousands):

	Capacity ($)	Recourse vs. Non-Recourse	Final Maturity	Contractual Interest Rate	December 31, 2016		December 31, 2015
					Principal Amount(1)	Carrying Value(1)	Principal Amount(1)	Carrying Value(1)
Securitization bonds payable, net

Securitization 2013-1		Non-recourse	Aug-29	LIBOR + 5.00%	$39,762	$39,762	$185,812	$185,314

Mortgage notes payable, net
Multifamily 1		Non-recourse	Dec-23	4.84%	43,500	42,967	43,500	42,902
Multifamily 2		Non-recourse	Dec-23	4.94%	43,000	42,440	43,000	42,370
Office 1		Non-recourse	Oct-24	4.47%	108,850	108,595	108,850	108,569
Office 2		Non-recourse	Jan-25	4.30%	77,700	77,535	77,700	77,512
Student housing 1		Non-recourse	Jan-24	5.15%	16,000	15,774	16,000	15,747
Student housing 2(2)		Non-recourse	Dec-20	5.27%	12,411	12,644	12,615	12,907
Student housing 3(3)		Non-recourse	Nov-26	3.98%	24,750	24,485	16,200	16,395
Industrial 1		Non-recourse	Apr-21	LIBOR + 2.50%	70,402	68,970	—	—

Subtotal mortgage notes payable, net					396,613	393,410	317,865	316,402

Term loan facilities
Citibank facility	$150,000	Limited Recourse(4)	Oct-21(5)	LIBOR + 2.63%(6)	21,350	21,350	108,913	108,913
Deutsche Bank facility	200,000	Limited Recourse(7)	Mar-18(8)	LIBOR + 2.45%(9)	112,919	112,919	166,697	166,697
Morgan Stanley facility	200,000	Limited Recourse(10)	Oct-18(11)	LIBOR + 2.50%(12)	92,700	92,700	31,335	31,335

Subtotal term loan facilities	$550,000				226,969	226,969	306,945	306,945

CMBS credit facilities
UBS facility		Recourse	(13)	LIBOR + 1.19%	—	—	6,455	6,455
Morgan Stanley facility		Recourse	(13)	LIBOR + 1.06%	—	—	4,600	4,600
Citibank facility		Recourse	(13)	LIBOR + 1.50%	11,034	11,034	—	—
Merrill Lynch facility		Recourse	(13)	LIBOR + 1.50%	2,989	2,989	—	—
JP Morgan facility		Recourse	(13)	LIBOR + 1.50%	8,164	8,164	—	—

Subtotal CMBS credit facilities					22,187	22,187	11,055	11,055

Subtotal credit facilities					249,156	249,156	318,000	318,000

Loan collateral payable, net, related party

Secured borrowing(14)		Non-recourse	May-19	LIBOR + 3.83%	23,729	23,261	—	—

Total					$709,260	$705,589	$821,677	$819,716

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(1)	Difference between principal amount and carrying value of mortgage notes payable, net and loan collateral payable, net, related party is attributable to deferred financing costs, net and premium on a mortgage note payable.
(2)	Represents two separate senior mortgage notes with a weighted average maturity of December 1, 2020 and weighted average interest rate of 5.27%.
(3)	In October 2016, the Company refinanced the mortgage note payable, increasing the principal balance to $24.8 million, with a maturity date of November 2026.
(4)	Recourse solely with respect to 25.0% of the repurchase price for purchased assets with a lender debt yield equal to or greater than 10.0% at the time of financing plus 100.0% of the repurchase price for purchased assets with a lender debt yield less than 10.0% at the time of financing.
(5)	The next maturity date is October 18, 2018, with three, one-year extensions available at the option of the Company, which may be exercised upon the satisfaction of certain customary conditions set forth in the governing documents.
(6)	The contractual interest rate depends upon asset type and characteristics. As of December 31, 2016 the rate was one-month LIBOR plus 2.63%.
(7)	Recourse solely with respect to the greater of: (i) 25.0% of the financed amount of stabilized loans plus the financed amount of transitional loans; or (ii) the lesser of $25.0 million or the aggregate financed amount of all loans.
(8)	The next maturity date is March 11, 2017, with a one-year extension available that the Company has exercised, extending maturity to March 11, 2018.
(9)	Represents the weighted average spread as of December 31, 2016. The contractual interest rate depends upon asset type and characteristics and ranges from one-month LIBOR plus 2.42% to 2.62%.
(10)	Recourse solely with respect to 25.0% of the financed amount.
(11)	The initial maturity date is October 13, 2018, with one-year extensions available at the Company’s option, which are subject to the approval of the global financial institution.
(12)	Represents the weighted average spread as of December 31, 2016. The contractual interest rate depends upon asset type and characteristics and ranges from one-month LIBOR plus 2.25% to 2.65%.
(13)	The maturity dates on the CMBS Credit Facilities are dependent upon asset type and will typically range from two to three months.
(14)	Represents a secured borrowing financing transaction recorded in loan collateral payable, net, related party in connection with three first mortgage loans recorded in real estate debt investments, net. Refer to discussion below for additional detail.

The following table presents scheduled principal on borrowings, based on final maturity as of December 31, 2016 (dollars in thousands):

	Total	Securitization Bonds Payable, Net	Mortgage Notes Payable, Net	Loan collateral payable, net, related party	Credit Facilities
Years Ending December 31:
2017	22,187	—	—	—	22,187
2018	205,619	—	—	—	205,619
2019	23,729	—	—	23,729	—
2020	12,411	—	12,411	—	—
2021	91,752	—	70,402	—	21,350
Thereafter	353,562	39,762	313,800	—	—

Total	$709,260	$39,762	$396,613	$23,729	$249,156

Securitization Financing Transactions

The Company entered into two securitization financing transactions collectively referred to as securitization financing transactions, collateralized by CRE debt investments originated by the Company and NorthStar Realty. In January 2015, the outstanding obligations with respect to one of the securitizations were repaid in full.

In the event of breaches of certain representations and warranties or a defect in the document of any of the contributed assets to securitization financing transactions provided at the time the Company entered into such securitization financing transactions and contributed the loans that serve as collateral for the securitization, the Company may be required to repurchase certain of those loans or replace the affected contributed asset or make a

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loss of value payment. These obligations do not relate to the credit performance of the loans contributed to the securitizations, but only to breaches of specific representations and warranties or a defect in the document of any of the contributed assets to the securitization financing transactions. Since inception, the Company has not been required to make any repurchases or replace the affected contributed asset or make a loss of value payment nor has the Company received any notice of assertion of a potential breach of representation and warranty or a defect in the document of any of the contributed assets to the securitization financing transactions. Any payment to repurchase a loan or replace the affected contributed asset or make a loss of value payment would impact the Company’s liquidity. Depending upon the size of any such payment, the impact to liquidity could be material.

Securitization 2013-1

In August 2013, the Company entered into a $531.5 million securitization financing transaction (“Securitization 2013-1”). The Company initially contributed eight CRE debt investments with a $346.1 million aggregate principal amount. Subsequent to the closing of Securitization 2013-1, the Company contributed four additional CRE debt investments with a $105.5 million aggregate principal amount. NorthStar Realty contributed three senior loans with an aggregate principal amount of $79.1 million at cost to Securitization 2013-1. The Company accounts for such loans transferred by NorthStar Realty, as loan collateral receivable, related party. A total of $382.7 million of permanent, non-recourse, non-mark-to-market investment-grade securitization bonds were issued, representing an advance rate of 72.0% with a current weighted average coupon of LIBOR plus 2.97%. The Company retained all of the below investment-grade securitization bonds, which the Company refers to as the Company’s retained equity interest in Securitization 2013-1. The Company used the proceeds to repay $222.7 million of borrowings on its term loan facilities. The collateral is used to service the interest payments on the investment-grade securitization bonds and the Company receives the excess cash flow on its retained equity interest. Securitization 2013-1 is considered a voting interest entity and since the Company has all of the controlling financial interest in Securitization 2013-1, the entity is consolidated by the Company. As of December 31, 2016 the principal amount of the loans contributed by NorthStar Realty was $52.2 million.

Term Loan Facilities

The Company, through subsidiaries, has entered into credit facility agreements with multiple global financial institutions to provide an aggregate principal amount of up to $550.0 million to finance the origination of first mortgage loans and senior loan participations secured by CRE (“Term Loan Facilities”). The Company agreed to guarantee certain obligations under the Term Loan Facilities, which contain representations, warranties, covenants, conditions precedent to funding, events of default and indemnities that are customary for agreements of this type. The Term Loan Facilities act as revolving loan facilities that can be paid down as assets are repaid or sold and re-drawn upon for new investments. As of December 31, 2016, the Company was in compliance with all of its financial covenants under the Term Loan Facilities.

As of December 31, 2016, the Company had $364.6 million carrying value of CRE debt investments financed with $227.0 million under the Term Loan Facilities.

CMBS Credit Facilities

As of December 31, 2016, the Company entered into five master repurchase agreements (collectively the “CMBS Credit Facilities”) to finance CMBS investments. The CMBS Credit Facilities are on a recourse basis and contain representations, warranties, covenants, conditions precedent to funding, events of default and indemnities that are customary for agreements of this type. As of December 31, 2016, the Company had $32.3 million carrying value of CRE securities, financed with $22.2 million under its CMBS Credit Facilities.

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Secured Borrowing

In November 2016, the Company bifurcated three first mortgage loans with an aggregate principal amount of $44.4 million into senior participations in mortgage loans of $29.5 million and junior participations in the related mortgage loans of $14.9 million to facilitate the financing of the mortgage loans through a securitization financing transaction entered into by NorthStar Real Estate Income II, Inc. (“NorthStar Income II”), a company managed by an affiliate of the Sponsor. The Company sold three senior participations at cost into the securitization transaction. The Company did not retain any legal interest in the senior participations and retained the junior participations on an unleveraged basis. As a result of U.S. GAAP requirements for transfers of financial assets, the senior participations transferred into the securitization financing transaction are accounted for as a secured borrowing and presented as loan collateral payable, net, related party on the Company’s consolidated balance sheets. Refer to Note 2, “Summary of Significant Accounting Policies” for additional information. As of December 31, 2016, the carrying value of CRE debt investments recorded in real estate debt investments, net was $23.7 million with an offsetting secured borrowing recorded in loan collateral payable, net, related party of $23.3 million.

8.	Related Party Arrangements

Advisor

Subject to certain restrictions and limitations, the Advisor is responsible for managing the Company’s affairs on a day-to-day basis and for identifying, originating, acquiring and asset managing investments on behalf of the Company. The Advisor may delegate certain of its obligations to affiliated entities, which may be organized under the laws of the United States or foreign jurisdictions. References to the Advisor include the Advisor and any such affiliated entities. For such services, to the extent permitted by law and regulations, the Advisor receives fees and reimbursement from the Company. Below is a description and table of the fees and reimbursements incurred to the Advisor.

In June 2016, the advisory agreement was renewed for an additional one-year term commencing on June 30, 2016, with terms identical to those in effect through June 30, 2016.

Fees to Advisor

Asset Management Fee

The Advisor receives a monthly asset management fee equal to one-twelfth of 1.25% of the sum of the amount funded or allocated for CRE investments, including expenses and any financing attributable to such investments, less any principal received on debt and securities investments (or the proportionate share thereof in the case of an investment made through a joint venture).

Incentive Fee

The Advisor is entitled to receive distributions equal to 15.0% of net cash flows of the Company, whether from continuing operations, repayment of loans, disposition of assets or otherwise, but only after stockholders have received, in the aggregate, cumulative distributions equal to their invested capital plus an 8.0% cumulative, non-compounded annual pre-tax return on such invested capital.

Acquisition Fee

The Advisor also receives fees for providing structuring, diligence, underwriting advice and related services in connection with real estate acquisitions equal to 1.0% of the amount funded or allocated by the Company to

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originate or acquire investments, including acquisition costs and any financing attributable to such investments (or the proportionate share thereof in the case of an investment made through a joint venture). A fee paid to the Advisor in connection with the origination or acquisition of CRE debt investments is included in CRE debt investments, net on the consolidated balance sheets and is amortized to interest income over the life of the investment using the effective interest method. An acquisition fee incurred related to an equity investment will generally be expensed as incurred. A fee paid to the Advisor in connection with an acquisition of an equity or debt investment in an unconsolidated joint venture is included in investments in unconsolidated ventures on the consolidated balance sheets.

Disposition Fee

For substantial assistance in connection with the sale of investments and based on the services provided, as determined by the Company’s independent directors, the Advisor receives a disposition fee up to 1.0% of the contract sales price of each CRE investment sold. The Company does not pay a disposition fee upon the maturity, prepayment, workout, modification or extension of a CRE debt investment unless there is a corresponding fee paid by the borrower, in which case the disposition fee is the lesser of: (i) 1.0% of the principal amount of the CRE debt investment prior to such transaction; or (ii) the amount of the fee paid by the borrower in connection with such transaction. If the Company takes ownership of a property as a result of a workout or foreclosure of a CRE debt investment, the Company will pay a disposition fee upon the sale of such property. A disposition fee from the sale of a CRE investment is generally expensed and included in asset management and other fees - related party in the Company’s consolidated statements of operations. A disposition fee for a CRE debt investment incurred in a transaction other than a sale is included in CRE debt investments, net on the consolidated balance sheets and is amortized to interest income over the life of the investment using the effective interest method.

Reimbursements to Advisor

Operating Costs

The Advisor is entitled to receive reimbursement for direct and indirect operating costs incurred by the Advisor in connection with administrative services provided to the Company. The Advisor allocates, in good faith, indirect costs to the Company related to the Advisor’s and its affiliates’ employees, occupancy and other general and administrative costs and expenses in accordance with the terms of, and subject to the limitations contained in, the advisory agreement with the Advisor. The indirect costs include the Company’s allocable share of the Advisor’s compensation and benefit costs associated with dedicated or partially dedicated personnel who spend all or a portion of their time managing the Company’s affairs, based upon the percentage of time devoted by such personnel to the Company’s affairs. The indirect costs also include rental and occupancy, technology, office supplies, travel and entertainment and other general and administrative costs and expenses. However, there is no reimbursement for personnel costs related to executive officers (although there may be reimbursement for certain executive officers of the Advisor) and other personnel involved in activities for which the Advisor receives an acquisition fee or a disposition fee. The Advisor allocates these costs to the Company relative to its and its affiliates’ other managed companies in good faith and has reviewed the allocation with the Company’s board of directors, including its independent directors. The Advisor updates the board of directors on a quarterly basis of any material changes to the expense allocation and provides a detailed review to the board of directors, at least annually, and as otherwise requested by the board of directors. The Company reimburses the Advisor quarterly for operating costs (including the asset management fee) based on a calculation for the four preceding fiscal quarters not to exceed the greater of: (i) 2.0% of its average invested assets; or (ii) 25.0% of its net income determined without reduction for any additions to reserves for depreciation, loan losses or other similar non-cash reserves and excluding any gain from the sale of assets for that period. Notwithstanding the above, the Company

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may reimburse the Advisor for expenses in excess of this limitation if a majority of the Company’s independent directors determines that such excess expenses are justified based on unusual and non-recurring factors. The Company calculates the expense reimbursement quarterly based upon the trailing twelve-month period.

Summary of Fees and Reimbursements

The following tables present the fees and reimbursements incurred to the Advisor for the years ended December 31, 2016 and 2015 and the amount due to related party as of December 31, 2016 and 2015 (dollars in thousands):

	Financial Statement Location	Due to Related Party as of	Year Ended December 31, 2016		Due to Related Party as of(1)
Type of Fee or Reimbursement		December 31, 2015	Incurred	Paid	December 31, 2016
Fees to Advisor Entities
Asset management	Asset management and other fees, related party	$—	$21,337	$(21,327)	$10
Acquisition(2)	Real estate debt investments, net / Asset management and other fees, related party	—	3,254	(3,214)	40
Disposition(2)	Real estate debt investments, net / Asset management and other fees, related party	—	4,612	(4,612)	—
Reimbursements to Advisor Entities
Operating costs(3)	General and administrative expenses	—	12,747	(12,729)	18

Total		$—	$41,950	$(41,882)	$68

(1)	The balance is included in accounts payable and accrued expenses on the Company’s consolidated balance sheet.
(2)	Acquisition/disposition fees incurred to the Advisor related to CRE debt investments are generally offset by origination/exit fees paid to the Company by borrowers if such fees are required from the borrower. Acquisition fees related to equity investments are included in asset management and other fees - related party in the consolidated statements of operations. Acquisition fees related to investments in unconsolidated joint ventures are included in investments in unconsolidated ventures on the consolidated balance sheets. The Advisor may determine to defer fees or seek reimbursement. From inception through December 31, 2016, the Advisor waived $0.8 million of acquisition fees and $0.4 million of disposition fees related to CRE securities.
(3)	As of December 31, 2016, the Advisor has incurred unreimbursed operating costs on behalf of the Company of $9.6 million that remain eligible to allocate to the Company.

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	Financial Statement Location	Due to Related Party as of	Year Ended December 31, 2015		Due to Related Party as of
Type of Fee or Reimbursement		December 31, 2014	Incurred	Paid	December 31, 2015
Fees to Advisor Entities
Asset management	Asset management and other fees, related party	$—	$23,965	$(23,965)	$—
Acquisition(1)	Real estate debt investments, net / Asset management and other fees, related party	—	451	(451)	—
Disposition(1)	Real estate debt investments, net / Asset management and other fees, related party	—	3,317	(3,317)	—
Reimbursements to Advisor Entities
Operating costs(2)	General and administrative expenses	—	13,116	(13,116)	—

Total		$—	$40,849	$(40,849)	$—

(1)	Acquisition/disposition fees incurred to the Advisor related to CRE debt investments are generally offset by origination/exit fees paid to the Company by borrowers if such fees are required from the borrower. Acquisition fees related to equity investments are included in asset management and other fees - related party in the consolidated statements of operations. Acquisition fees related to investments in unconsolidated joint ventures are included in investments in unconsolidated ventures on the consolidated balance sheets. The Advisor may determine to defer fees or seek reimbursement. From inception through December 31, 2015, the Advisor waived $0.6 million of acquisition fees and $0.4 million of disposition fees related to CRE securities.
(2)	As of December 31, 2015, the Advisor has incurred unreimbursed operating costs on behalf of the Company of $7.9 million that remain eligible to allocate to the Company.

Securitization 2013-1

In August 2013, the Company closed Securitization 2013-1. The Company initially contributed eight CRE debt investments with a $346.1 million aggregate principal amount. NorthStar Realty transferred three senior loans with an aggregate principal amount of $79.1 million at cost to Securitization 2013-1. An affiliate of the Sponsor was named special servicer of Securitization 2013-1.

PE Investments

In connection with PE Investments, the Company guaranteed all of its funding obligations that may be due and owed under the governing documents indirectly through an indemnification agreement with NorthStar Realty, which in turn guaranteed the obligations directly to the PE Investment entities. The Company and NorthStar Realty each agreed to indemnify the other proportionately for any losses that may arise in connection with the funding and other obligations as set forth in the governing documents in the case of a joint default by the Company and NorthStar Realty. The Company and NorthStar Realty further agreed to indemnify each other for all of the losses that may arise as a result of a default that was solely caused by the Company or NorthStar Realty, as the case may be. In connection with the mergers, the Sponsor assumed all of NorthStar Realty’s obligations.

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PE Investment I

In connection with PE Investment I, the Company assumed the rights to subscribe to 29.5% of PE Investment I from NorthStar Realty. The Company and NorthStar Realty contributed cash of $400.1 million, of which the Company and NorthStar Realty contributed $118.0 million and $282.1 million, respectively. In connection with the mergers, NorthStar Realty’s interests in PE Investment I and its other obligations were assumed by the Sponsor.

PE Investment IIB

In February 2016, the Company’s board of directors, including all of its independent directors, approved the purchase of an additional 14.0% of the PE Investment IIA transaction (“PE Investment IIB”) from NorthStar Realty, which following the mergers became a subsidiary of the Sponsor. The Company purchased PE Investment IIB on the same terms and conditions negotiated by another existing and purchasing unrelated co-investor in the transaction. This increased the Company’s total ownership from 15.0% to 29.0%. The Company acquired PE Investment IIB for $26.5 million based on a NAV of $660.6 million as of December 31, 2015, adjusted for distributions and contributions. With this add-on investment, PE Investment IIA and PE Investment IIB are collectively responsible for 29.0% of the Deferred Amount, or $85.7 million as of December 31, 2016.

Secured Borrowing

In November 2016, the Company bifurcated three first mortgage loans with an aggregate principal amount of $44.4 million into senior participations in mortgage loans of $29.5 million and junior participations in the related mortgage loans of $14.9 million to facilitate the financing of the mortgage loans through a securitization financing transaction entered into by NorthStar Income II, a company managed by an affiliate of the Sponsor. The Company sold three senior participations at cost into the securitization transaction. The Company did not retain any legal interest in the senior participations and retained the junior participations on an unleveraged basis. As a result of U.S. GAAP requirements for transfers of financial assets, the senior participations transferred into the securitization financing transaction are accounted for as a secured borrowing and presented as loan collateral payable, net, related party on the Company’s consolidated balance sheets. Refer to Note 2, “Summary of Significant Accounting Policies” for additional information. As of December 31, 2016, the carrying value of CRE debt investments recorded in real estate debt investments, net was $23.7 million with an offsetting secured borrowing recorded in loan collateral payable, net, related party of $23.3 million.

9.	Equity-Based Compensation

The Company adopted a long-term incentive plan, as amended (the “Plan”), which it may use to attract and retain qualified officers, directors, employees and consultants, as well as an independent directors compensation plan, which is a component of the Plan. Pursuant to the Plan, as of December 31, 2016, the Company’s independent and non-management directors were granted a total of 101,204 shares of restricted common stock for an aggregate $1.0 million, based on the share price on the date of each grant. The restricted stock granted prior to 2013 generally vests quarterly over four years and the restricted stock granted in and subsequent to 2013 generally vests quarterly over two years. However, the stock will become fully vested on the earlier occurrence of: (i) the termination of the independent or non-management director’s service as a director due to his or her death or disability or (ii) a change in control of the Company.

The Company recognized equity-based compensation expense of $0.2 million, $0.2 million and $0.1 million for the years ended December 31, 2016, 2015, and 2014, respectively, related to the issuance of restricted stock to

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

the independent and non-management directors, which was recorded in general and administrative expenses in the consolidated statements of operations. Unvested shares totaled 20,462, 17,687, and 10,688 as of December 31, 2016, 2015, and 2014, respectively.

10.	Stockholders’ Equity

Common Stock

The Company’s Total Primary Offering was completed on July 1, 2013. From inception through the completion of the Total Primary Offering, the Company issued 107.6 million shares of common stock generating gross proceeds from the Total Primary Offering of $1.1 billion.

Distribution Reinvestment Plan

The Company adopted the DRP through which common stockholders may elect to reinvest an amount equal to the distributions declared on their shares in additional shares of the Company’s common stock in lieu of receiving cash distributions. As a result of an additional registration statement to offer up to 10.0 million shares pursuant to the DRP, the Company continues to offer DRP shares beyond the Total Primary Offering.

In April 2016, the DRP was amended and restated to provide that, effective on ten days’ notice, the price per share purchased pursuant to the DRP was $9.87, which is equal to the estimated value per share of the Company’s common stock as of December 31, 2015, until such time as the Company establishes a new estimated per share value, at which time the purchase price will adjust to 100% of such estimated value per share. The Company expects that the next estimated value per share will be based upon assets and liabilities as of December 31, 2016.

Prior to the April 2016 amendment, shares issued pursuant to the DRP were priced at 95.0% of the Company’s estimated value per share as of October 31, 2014, or $9.52. Prior to 2015, shares issued pursuant to the DRP were priced at $9.50 per share.

No selling commissions or dealer manager fees are paid on shares issued pursuant to the DRP. The board of directors of the Company may amend, suspend or terminate the DRP for any reason upon ten-days’ notice to participants.

For the year ended December 31, 2016, the Company issued 4.5 million shares totaling $43.5 million of proceeds pursuant to the DRP. For the year ended December 31, 2015, the Company issued 4.6 million shares totaling $43.8 million of proceeds pursuant to the DRP. From inception through December 31, 2016, the Company issued 18.2 million shares totaling $174.5 million of proceeds pursuant to the DRP.

Distributions

Distributions to stockholders are declared quarterly by the board of directors of the Company and are paid monthly based on a daily amount of $0.002191781 per share, which is equivalent to an annual distribution of $0.80 per share of the Company’s common stock. Distributions are generally paid to stockholders on the first business day of the month following the month for which the distribution has accrued.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table presents distributions declared for the years ended December 31, 2016, 2015 and 2014 (dollars in thousands):

	Distributions(1)
Period	Cash	DRP	Total
2016
First Quarter	$13,052	$10,987	$24,039
Second Quarter	13,184	10,864	24,048
Third Quarter	13,482	10,858	24,340
Fourth Quarter	13,690	10,628	24,318

Total	$53,408	$43,337	$96,745

2015
First Quarter	$12,640	$10,720	$23,360
Second Quarter	12,910	10,882	23,792
Third Quarter	13,107	11,095	24,202
Fourth Quarter	13,169	11,145	24,314

Total	$51,826	$43,842	$95,668

2014
First Quarter	$12,369	$10,338	$22,707
Second Quarter	12,492	10,650	23,142
Third Quarter	12,674	10,885	23,559
Fourth Quarter	12,717	10,997	23,714

Total	$50,252	$42,870	$93,122

(1)	Represents distributions declared for the period, even though such distributions are actually paid to stockholders the month following such period. For the year ended December 31, 2016, approximately 18% of distributions paid was ordinary income, 6% was capital gain distribution and 76% was a return of capital.

Share Repurchase Program

The Company adopted a share repurchase program that may enable stockholders to sell their shares to the Company in limited circumstances (as amended, the “Share Repurchase Program” or “SRP”). The Company may not repurchase shares unless a stockholder has held shares for one year. However, the Company may repurchase shares held for less than one year in connection with a stockholder’s death or qualifying disability. The Company is not obligated to repurchase shares under the Share Repurchase Program. The Company may amend, suspend or terminate the Share Repurchase Program at its discretion at any time, provided that any amendment that adversely affects the rights or obligations of a participant will take effect upon 10 days’ prior written notice (or 10 business days’ prior written notice if related to a change in the number of shares that can be repurchased in a calendar year). For the year ended December 31, 2016, the Company repurchased 4.3 million shares of common stock for a total of $41.5 million or a weighted average price of $9.53 per share. For the year ended December 31, 2015, the Company repurchased 1.7 million shares of common stock for a total of $16.5 million or a weighted average price of $9.63 per share. The Company funds repurchase requests received during a quarter with proceeds set aside for that purpose which are not expected to exceed proceeds received from its DRP. In accordance with the SRP, the Company’s board of directors approved the use of cash available from operations to fund the aggregate amount of repurchases received during the quarter ended December 31, 2016 in excess of the aggregate proceeds received pursuant to the DRP. As of December 31, 2016, there were no unfulfilled repurchase requests.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11.	Non-controlling Interests

Operating Partnership

Non-controlling interests include the aggregate limited partnership interests in the Operating Partnership held by limited partners, other than the Company. Income (loss) attributable to the non-controlling interests is based on the limited partners’ ownership percentage of the Operating Partnership and was a de minimis amount for the years ended December 31, 2016, 2015 and 2014.

Other

Other non-controlling interests represent third-party equity interests in ventures that are consolidated with the Company’s financial statements. Net income attributable to other non-controlling interest for the year ended December 31, 2016 was $0.3 million. Net loss attributable to other non-controlling interest for the years ended December 31, 2015 and 2014 was de minimis and $0.2 million, respectively.

12.	Fair Value

Fair Value Measurement

The fair value of financial instruments is categorized based on the priority of the inputs to the valuation technique and categorized into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the consolidated balance sheets are categorized based on the inputs to the valuation techniques as follows:

Level  1. Quoted prices for identical assets or liabilities in an active market.

Level  2. Financial assets and liabilities whose values are based on the following:

a)	Quoted prices for similar assets or liabilities in active markets.

b)	Quoted prices for identical or similar assets or liabilities in non-active markets.

c)	Pricing models whose inputs are observable for substantially the full term of the asset or liability.

d)	Pricing models whose inputs are derived principally from or corroborated by observable market data for substantially the full term of the asset or liability.

Level  3. Prices or valuation techniques based on inputs that are both unobservable and significant to the overall fair value measurement.

Determination of Fair Value

The following is a description of the valuation techniques used to measure fair value of assets accounted for at fair value on a recurring basis and the general classification of these instruments pursuant to the fair value hierarchy.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Investments in Private Equity Funds

The Company accounts for PE Investments at fair value which is determined based on a valuation model using assumptions for the timing and amount of expected future cash flow for income and realization events for the underlying assets in the funds and discount rate. This fair value measurement is generally based on unobservable inputs and, as such, is classified as Level 3 of the fair value hierarchy. The Company is not using the NAV (practical expedient) of the underlying funds for purposes of determining fair value.

Real Estate Securities

CRE securities are generally valued using a third-party pricing service or broker quotations. These quotations are not adjusted and are based on observable inputs that can be validated, and as such, are classified as Level 2 of the fair value hierarchy. Certain CRE securities may be valued based on a single broker quote or an internal price which may have less observable pricing, and as such, would be classified as Level 3 of the fair value hierarchy. Management determines the prices are representative of fair value through a review of available data, including observable inputs, recent transactions as well as its knowledge of and experience in the market.

Derivative Instruments

Derivative instruments are valued using a third-party pricing service. These quotations are not adjustments and are generally based on valuation models with observable inputs such as interest rates and contractual cash flow, and as such, are classified as Level 2 of the fair value hierarchy. The derivative instruments are recorded within other liabilities on the Company’s balance sheets.

Fair Value Hierarchy

Financial assets recorded at fair value on a recurring basis are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table presents financial assets that were accounted for at fair value on a recurring basis as of December 31, 2016 and 2015 by level within the fair value hierarchy (dollars in thousands):

	December 31, 2016				December 31, 2015
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:
Investments in private equity funds, at fair value	$—	$—	$90,579	$90,579	$—	$—	$98,754	$98,754
Real estate securities, available for sale	—	93,975	—	93,975	—	83,622	—	83,622
Liabilities:
Derivative liabilities	$—	$186	$—	$186	$—	$—	$—	$—

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table presents additional information about PE Investments which are measured at fair value on a recurring basis as of December 31, 2016 and 2015 for which the Company has used Level 3 inputs to determine fair value (dollars in thousands):

	Years Ended December 31,
	2016	2015
Beginning balance	$98,754	$141,091
Contributions(1)	59,646	10,040
Distributions	(88,525)	(70,487)
Equity in earnings	24,136	30,218
Unrealized gain (loss)	(3,432)	(12,108)

Ending balance	$90,579	$98,754

(1)	Includes initial investments, before distribution and contribution closing statement adjustments, and subsequent contributions, including deferred purchase price fundings.

For the years ended December 31, 2016 and 2015, the Company used discounted cash flow model to quantify Level 3 fair value measurements on a recurring basis. For the years ended December 31, 2016 and 2015, the key unobservable inputs used in this analysis included discount rates with a weighted average of 14.7% and 19.5%, respectively, and timing and amount of expected future cash flow. Significant increases or decreases in any one of the inputs described above in isolation may result in significantly different fair value of the financial assets and liabilities using such Level 3 inputs.

For the years ended December 31, 2016, 2015 and 2014, the Company recorded an unrealized loss of $3.4 million, $12.1 million and an unrealized gain of $11.8 million, respectively, for financial assets for which the fair value option was elected. These amounts, when incurred, are recorded as unrealized gain (loss) on investments and other in the consolidated statements of operations.

Fair Value Option

The Company may elect the fair value option for certain of its financial assets or liabilities due to the nature of the instrument. In the case of PE Investments, the Company elected the fair value option because management believes it is a more useful presentation for such investments. The Company determined recording the PE Investments based on the change in fair value of projected future cash flow from one period to another better represents the underlying economics of the respective investment. As of December 31, 2016, the Company has elected not to apply the fair value option for any other eligible financial assets or liabilities when the items were first recognized.

Fair Value of Financial Instruments

In addition to the above disclosures regarding financial assets or liabilities which are recorded at fair value, U.S. GAAP requires disclosure of fair value about all financial instruments. The following disclosure of estimated fair value of financial instruments was determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessary to interpret market data and develop estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize on disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on estimated fair value.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table presents the principal amount, carrying value and fair value of certain financial assets and liabilities as of December 31, 2016 and 2015 (dollars in thousands):

	December 31, 2016				December 31, 2015
	Principal Amount		Carrying Value	Fair Value	Principal Amount		Carrying Value	Fair Value
Financial assets:(1)
Real estate debt investments, net	$744,297	(2)	$745,323	$755,317	$995,769	(2)	$997,836	$1,054,743
Real estate securities, available for sale(3)	138,438		93,975	93,975	115,849		83,622	83,622
Loan collateral receivable, related party(4)	52,204		52,204	50,941	54,056		54,056	54,885

Financial liabilities:(1)
Securitization bonds payable, net	$39,762		$39,762	$39,961	$185,812		$185,314	$185,387
Mortgage notes payable, net	396,613		393,410	356,031	317,865		316,402	317,138
Credit facilities	249,156		249,156	249,156	318,000		318,000	318,000
Loan collateral payable, net, related party(5)	23,729		23,261	23,050	—		—	—

(1)	The fair value of other financial instruments not included in this table is estimated to approximate their carrying value.
(2)	Excludes future funding commitments of $23.2 million and $43.6 million, as of December 31, 2016 and 2015, respectively.
(3)	Refer to “Determination of Fair Value” above for disclosure of methodologies used to determine fair value.
(4)	Represents one senior loan participation interest in a first mortgage loan (Refer to Note 7).
(5)	Represents three senior loan participation interests in first mortgage loans (Refer to Note 7).

Disclosure about fair value of financial instruments is based on pertinent information available to management as of the reporting date. Although management is not aware of any factors that would significantly affect fair value, such amounts have not been comprehensively revalued for purposes of these consolidated financial statements since that date and current estimates of fair value may differ significantly from the amounts presented herein.

Real Estate Debt Investments, Net / Loan Collateral Receivable, Related Party / Loan Collateral Payable, Net, Related Party

For CRE debt investments, including loan collateral receivable, related party and loan collateral payable, net, related party, fair value was approximated by comparing the current yield to the estimated yield for newly originated loans with similar credit risk or the market yield at which a third party might expect to purchase such investment. Fair value was determined assuming fully-extended maturities regardless of structural or economic tests required to achieve such extended maturities. These fair value measurements of CRE debt, including loan collateral receivable, related party and loan collateral payable, net, related party, are generally based on unobservable inputs and, as such, are classified as Level 3 of the fair value hierarchy.

Securitization Bonds Payable, Net

Securitization bonds payable, net are valued using quotations from nationally recognized financial institutions that generally acted as underwriter for the transactions. These quotations are not adjusted and are generally based on observable inputs that can be validated, and as such, are classified as Level 2 of the fair value hierarchy.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Mortgage Notes Payable, Net

For mortgage notes payable, net, the Company primarily uses rates currently available with similar terms and remaining maturities to estimate fair value. These measurements are determined using comparable U.S. Treasury rates as of the end of the reporting period. These fair value measurements are based on observable inputs, and as such, are classified as Level 2 of the fair value hierarchy.

Credit Facilities

The Company has amounts outstanding under six credit facilities. All credit facilities bear floating rates of interest. As of the reporting date, the Company believes the carrying value approximates fair value. These fair value measurements are based on observable inputs, and as such, are classified as Level 2 of the fair value hierarchy.

13.	Quarterly Financial Information (Unaudited)

The following tables present selected quarterly information for the years ended December 31, 2016 and 2015 (dollars in thousands, except per share data):

	Three Months Ended
	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016
Net interest income	$15,126	$14,646	$15,316	$15,895
Property and other revenues	20,272	21,843	20,116	16,371
Expenses	31,977	33,924	30,322	29,719
Equity in earnings (losses) of unconsolidated ventures	5,316	5,575	6,502	7,570
Net income (loss)	8,035	7,297	9,102	7,773
Net income (loss) attributable to NorthStar Real Estate Income Trust, Inc. common stockholders	7,869	7,491	8,904	7,688
Net income (loss) per share of common stock, basic/diluted(1)	$0.06	$0.06	$0.07	$0.07

(1)	The total for the year may differ from the sum of the quarters as a result of weighting.

	Three Months Ended
	December 31, 2015	September 30, 2015	June 30, 2015	March 31, 2015
Net interest income	$16,487	$19,576	$19,272	$19,797
Property and other revenues	15,731	14,637	15,027	14,999
Expenses	28,023	34,306	25,103	25,301
Equity in earnings (losses) of unconsolidated ventures	8,051	8,133	9,509	10,324
Net income (loss)	8,808	5,365	14,195	17,223
Net income (loss) attributable to NorthStar Real Estate Income Trust, Inc. common stockholders	8,753	5,773	13,943	17,145
Net income (loss) per share of common stock, basic/diluted(1)	$0.07	$0.05	$0.12	$0.14

(1)	The total for the year may differ from the sum of the quarters as a result of weighting.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14.	Segment Reporting

The Company currently conducts its business through the following four segments, which are based on how management reviews and manages its business:

•	Commercial Real Estate Debt - Focused on originating, acquiring and asset managing CRE debt investments including first mortgage loans, subordinate interests and mezzanine loans and participations in such loans, as well as preferred equity interests.

•	Commercial Real Estate Equity - Focused on direct ownership in real estate, which may be structurally senior to a third-party partner’s equity and indirect interests in real estate through PE Investments since the underlying collateral in the funds is primarily real estate.

•	Commercial Real Estate Securities - Focused on investing in CMBS, unsecured REIT debt, CDO notes and other securities.

•	Corporate - The corporate segment includes corporate level asset management and other fees - related party and general and administrative expenses.

The Company may also own investments indirectly through a joint venture.

The Company primarily generates revenue from net interest income on the CRE debt and securities portfolios, equity in earnings of unconsolidated ventures, including from PE Investments, and from rental and other income from its real estate equity investments. The Company’s income is primarily derived through the difference between revenue and the cost at which the Company is able to finance its investments. The Company may also acquire investments which generate attractive returns without any leverage.

The following tables present segment reporting for the years ended December 31, 2016, 2015 and 2014 (dollars in thousands):

Year Ended December 31, 2016	Real Estate Debt	Real Estate Equity	Real Estate Securities	Corporate	Total
Net interest income	$53,638	$—	$7,345	$—	$60,983
Rental and other income	—	78,602	—	—	78,602
Asset management and other fees - related party	—	—	—	(23,765)	(23,765)
Mortgage notes interest expense	—	(17,519)	—	—	(17,519)
Transaction costs	—	(1,767)	—	(211)	(1,978)
Property operating expenses	—	(36,950)	—	—	(36,950)
General and administrative expenses	(733)	(194)	—	(13,576)	(14,503)
Depreciation and amortization	—	(31,227)	—	—	(31,227)
Unrealized gain (loss) on investments and other	—	(3,432)	—	—	(3,432)

Income (loss) before equity in earnings (losses) of unconsolidated ventures and income tax benefit (expense)	52,905	(12,487)	7,345	(37,552)	10,211
Equity in earnings (losses) of unconsolidated ventures	827	24,136	—	—	24,963
Income tax benefit (expense)	—	(2,967)	—	—	(2,967)

Net income (loss)	$53,732	$8,682	$7,345	$(37,552)	$32,207

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Year Ended December 31, 2015	Real Estate Debt	Real Estate Equity	Real Estate Securities	Corporate	Total
Net interest income	$70,144	$—	$4,959	$29	$75,132
Rental and other income	—	60,394	—	—	60,394
Asset management and other fees - related party	—	—	—	(23,965)	(23,965)
Mortgage notes interest expense	—	(14,832)	—	—	(14,832)
Transaction costs	(446)	(73)	—	(825)	(1,344)
Property operating expenses	—	(31,135)	—	—	(31,135)
General and administrative expenses	(841)	(100)	(51)	(14,483)	(15,475)
Depreciation and amortization	—	(25,982)	—	—	(25,982)
Unrealized gain (loss) on investments and other	—	(12,108)	—	—	(12,108)

Income (loss) before equity in earnings (losses) of unconsolidated ventures and income tax benefit (expense)	68,857	(23,836)	4,908	(39,244)	10,685
Equity in earnings (losses) of unconsolidated ventures	5,799	30,218	—	—	36,017
Income tax benefit (expense)	—	(1,111)	—	—	(1,111)

Net income (loss)	$74,656	$5,271	$4,908	$(39,244)	$45,591

Year Ended December 31, 2014	Real Estate Debt	Real Estate Equity	Real Estate Securities	Corporate	Total
Net interest income	$75,780	$—	$5,817	$—	$81,597
Rental and other income	—	29,342	—	—	29,342
Asset management and other fees - related party	—	—	—	(24,676)	(24,676)
Mortgage notes interest expense	—	(7,763)	—	—	(7,763)
Transaction costs	—	(2,770)	—	(7)	(2,777)
Property operating expenses	—	(15,433)	—	—	(15,433)
General and administrative expenses	(991)	(146)	(28)	(12,100)	(13,265)
Depreciation and amortization	—	(6,427)	—	—	(6,427)
Realized gain (loss) on investments and other	(175)	—	572	—	397
Unrealized gain (loss) on investments and other	—	11,764	—	—	11,764

Income (loss) before equity in earnings (losses) of unconsolidated ventures	74,614	8,567	6,361	(36,783)	52,759

Equity in earnings (losses) of unconsolidated ventures	3,421	38,258	—	—	41,679
Income tax benefit (expense)	—	(5,485)	—	—	(5,485)

Net income (loss)	$78,035	$41,340	$6,361	$(36,783)	$88,953

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table presents total assets by segment as of December 31, 2016 and December 31, 2015 (dollars in thousands):

	Real Estate Debt	Real Estate Equity	Real Estate Securities	Corporate(1)	Total
December 31, 2016
Investments in unconsolidated ventures	$—	$90,579	$—	$—	$90,579
Total Assets	871,600	665,643	105,830	125,407	1,768,480

December 31, 2015
Investments in unconsolidated ventures	$59,089	$98,754	$—	$—	$157,843
Total Assets	1,198,020	525,178	84,887	139,431	1,947,516

(1)	Includes cash, unallocated receivables and deferred costs and other assets, net.

15.	Subsequent Events

Distribution Reinvestment Plan

From January 1, 2017 through March 10, 2017, the Company issued 0.9 million shares of common stock pursuant to the DRP, raising proceeds of $9.3 million. As of March 10, 2017, 8.7 million shares were available to be issued pursuant to the DRP.

Distributions

On March 15, 2017, the board of directors of the Company approved a daily cash distribution of $0.001917808 per share of common stock for each of the three months ended June 30, 2017. Distributions are generally paid to stockholders on the first business day of the month following the month for which the distribution was accrued.

Share Repurchases

From January 1, 2017 through March 10, 2017, the Company repurchased 1.8 million shares for a total of $17.4 million or a weighted average price of $9.42 per share under the Share Repurchase Program (“SRP”) that enables stockholders to sell their shares to the Company in certain circumstances, including death or a qualifying disability. The Company funds repurchase requests received during a quarter with proceeds set aside for that purpose which are not expected to exceed proceeds received from its DRP. The shares were repurchased using $9.3 million in cash proceeds from the DRP and $8.1 million in cash available from operations. In accordance with the SRP, the Company’s board of directors approved the use of cash available from operations to fund the aggregate amount of repurchases received during the quarter ended December 31, 2016 in excess of the aggregate proceeds received pursuant to the DRP.

New Investments

Commercial Real Estate Debt

In January 2017, the Company originated a $12.0 million mezzanine CRE debt investment.

Real Estate Securities Investments

From January 1, 2017 through March 10, 2017, the Company purchased four CMBS investments with an aggregate face value of $21.5 million at an aggregate discount to par of $6.6 million, or 30.7%.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Repayments

Commercial Real Estate Debt

In January 2017, the Company received $69.8 million related to the repayment of a CRE debt investment.

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NORTHSTAR REAL ESTATE INCOME TRUST, INC. AND SUBSIDIARIES

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION

December 31, 2016

(Dollars in thousands)

Column A	Column B	Column C Initial Cost		Column D Capitalized Subsequent to Acquisition	Column E Gross Amount Carried at Close of Period			Column F		Column G	Column H
Location City, State	Encumbrances	Land	Building & Improvements	Land, Buildings & Improvements	Land	Building & Improvements	Total	Accumulated Depreciation	Total	Date Acquired	Life on Which Depreciation is Computed
Clemson, SC	$12,411	$1,946	$17,668	$422	$1,946	$18,090	$20,036	$2,308	$17,728	Apr-14	30 years
Columbia, SC	24,750	2,532	20,832	416	2,532	21,248	23,780	2,703	21,077	May-14	30 years
Farmington Hills, MI	43,000	3,161	47,839	8,666	3,161	56,505	59,666	6,694	52,972	Nov-13	30 years
Kalamazoo, MI	16,000	1,484	19,516	1,825	1,484	21,341	22,825	2,823	20,002	Dec-13	30 years
New Orleans, LA	43,500	3,206	50,294	2,008	3,206	52,302	55,508	6,248	49,260	Nov-13	30 years
St. Louis, MO	108,850	19,504	92,127	4,976	19,504	97,103	116,607	11,000	105,607	Sep-14	39 years
Warrendale, PA	77,700	15,150	75,554	3,480	15,150	79,034	94,184	6,522	87,662	Dec-14	40 years
Columbus, OH	70,402	13,472	71,238	1,160	13,472	72,398	85,870	2,346	83,524	Mar-16	39 years
Vienna, VA	—	13,023	39,532	228	13,023	39,760	52,783	1,776	51,007	May-16	39 years

Total operating real estate, net	$396,613	$73,478	$434,600	$23,181	$73,478	$457,781	$531,259	$42,420	$488,839

The following table presents changes in the Company’s operating real estate portfolio gross of accumulated depreciation for the years ended December 31, 2016, 2015 and 2014 are as follows:

	2016	2015	2014
Beginning balance	$388,345	$410,247	$125,671
Property acquisitions(1)	168,640	—	284,576
Improvements	5,649	10,245	—
Retirements and disposals	—	(280)	—
Reallocation of purchase price	(31,375)	(31,867)	—

Ending balance(2)	$531,259	$388,345	$410,247

(1)	Includes REO of $67.5 million.
(2)	The aggregate cost of the properties is approximately $532.9 million for federal income tax purposes as of December 31, 2016.

Changes in accumulated depreciation for the years ended December 31, 2016, 2015 and 2014 are as follows:

	2016	2015	2014
Beginning balance	$23,018	$6,900	$503
Depreciation expense	19,402	16,398	6,397
Retirements and disposals	—	(280)	—

Ending balance	$42,420	$23,018	$6,900

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NORTHSTAR REAL ESTATE INCOME TRUST, INC. AND SUBSIDIARIES

SCHEDULE IV—MORTGAGE LOANS ON REAL ESTATE

December 31, 2016

(Dollars in thousands)

			Interest Rate(1)							Principal Amount of Loans Subject to Delinquent Principal or Interest
Asset Type:	Location / Description	Count	Floating	Fixed	Maturity Date(2)	Periodic Payment Terms(3)	Prior Liens	Principal Amount(4)	Carrying Value(5)
First mortgage loans:
Borrower A	Various / Retail	1	6.86%	—	5/9/2019	I/O	$—	$150,150	$150,150	$—
Borrower B	Illinois / Office	1	5.91%	—	11/9/2017	I/O	—	86,421	86,638	—
Borrower C	Texas / Mixed use	1	—	15.00%	2/9/2017	I/O	—	43,000	43,000	—
Borrower D	New Jersey / Office	1	8.90%	—	1/9/2017	I/O	—	42,607	42,607	—
Borrower E	California / Office	1	4.38%	—	10/9/2018	I/O	—	41,432	41,697	—
Borrower F	New Jersey / Office	1	5.86%	—	8/9/2017	I/O	—	40,000	40,022	—
Borrower G	Minnesota / Hotel	1	6.66%	—	11/9/2017	I/O	—	30,500	30,500	—
Borrower H	New York / Hotel	1	2.25%	—	5/9/2023	P&I	—	28,110	28,110	—
Borrower I	New York / Hotel	—	10.38%	—	5/9/2023	I/O	—	25,270	25,270	—
Other first mortgage loans(6)	Various / Various	5	6.66%	—	7/23/2018	I/O	—	76,652	76,728	—

Total/Weighted average		13	7.13%	15.00%	10/19/2018		—	564,142	564,722	—

Mezzanine loans:
Borrower J	New Jersey / Office	1	8.91%	—	1/9/2017	I/O	42,607	27,193	27,193	—
Other mezzanine loans(6)	Various / Various	4	11.66%	12.49%	8/25/2021	I/O	313,015	65,639	65,621	—

Total/Weighted average		5	9.95%	12.49%	4/17/2020		355,622	92,832	92,814	—

Preferred equity interests:
Borrower K	New York / Office	1	—	10.00%	10/1/2021	I/O	—	87,323	87,787	—

Total/Weighted Average		1	—	10.00%	10/1/2021		—	87,323	87,787	—

Total		19					$355,622	$744,297	$745,323	$—

(1)	The majority of the Company’s floating-rate loans are subject to a fixed minimum LIBOR floor. The interest rate shown is the coupon, including the LIBOR floor, as of December 31, 2016.
(2)	Reflects the initial maturity date of the investment and does not consider any options to extend beyond such date.
(3)	P&I = principal and interest; I/O = interest only.
(4)	Excludes future funding commitments of $23.2 million.
(5)	The aggregate cost of the properties is $745.3 million for federal tax purposes as of December 31, 2016.
(6)	Individual loans each have a carrying value of less than 3% of total carrying value of CRE debt investments.

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NORTHSTAR REAL ESTATE INCOME TRUST, INC. AND SUBSIDIARIES

SCHEDULE IV—MORTGAGE LOANS ON REAL ESTATE (CONTINUED)

December 31, 2016

(Dollars in thousands)

Reconciliation of Carrying Value of Commercial Real Estate Debt:

	Years Ended December 31,
	2016	2015	2014
Beginning balance	$997,836	$1,250,023	$1,013,178

Additions:
Principal amount of new loans and additional funding on existing loans	151,280	61,189	488,020
Interest accretion	6,408	6,505	1,318
Acquisition cost (fees) on new loans	1,089	451	4,952
Origination fees received on new loans	(532)	—	(2,505)

Deductions:
Collection of principal	341,668	318,835	236,499
REO acquisition	67,493	—	—
Sales	—	—	17,349
Unrealized loss on sale	—	—	175
Amortization of acquisition costs, fees, premiums and discounts	1,597	1,497	917

Ending balance	$745,323	$997,836	$1,250,023

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Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A.	Controls and Procedures

Disclosure Controls and Procedures

The management of the Company established and maintains disclosure controls and procedures that are designed to ensure that material information relating to the Company and its subsidiaries required to be disclosed in the reports that are filed or submitted under the 1934 Act are recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

As of the end of the period covered by this report, the Company’s management conducted an evaluation, as required under Rules 13a-15(b) and 15d-15(b) under the Securities Exchange Act of 1934, as amended, or Exchange Act, under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act).

Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures are effective. Notwithstanding the foregoing, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will detect or uncover failures to disclose material information otherwise required to be set forth in the Company’s periodic reports.

Internal Control over Financial Reporting

(a) Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. As defined in Exchange Act Rule 13a-15(f), internal control over financial reporting is a process designed by, or under the supervision of, the principal executive and principal financial officer and effected by the board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the Company carried out an evaluation of the effectiveness of its internal control over financial reporting as of December 31, 2016 based on the “Internal Control-Integrated Framework” (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2016.

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(b) Changes in Internal Control over Financial Reporting

There have not been any changes in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the most recent fiscal quarter that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.

Item 9B. Other Information

None.

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PART III

Item 10.	Directors, Executive Officers and Corporate Governance*

Item 11.	Executive Compensation*

Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

Item 13.	Certain Relationships and Related Transactions and Director Independence*

Item 14.	Principal Accountant Fees and Services*

*	The information that is required by Items 10, 11, 12, 13 and 14 (other than the information included in this Annual Report on Form 10-K) is incorporated herein by reference from the definitive proxy statement relating to the 2016 Annual Meeting of Stockholders of the Company, which is to be filed with the Securities and Exchange Commission pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, no later than 120 days after the end of the Company’s fiscal year ended December 31, 2016.

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PART IV

Item 15.	Exhibits and Financial Statement Schedules

(a)1. Consolidated Financial Statements and (a)2. Financial Statement Schedules are included in Part II,

Item 8. “Financial Statements and Supplementary Data’’ of this Annual Report on Form 10-K:

(a)3. Exhibit index

Exhibit Number	Description of Exhibit

3.1	Second Articles of Amendment and Restatement of NorthStar Real Estate Income Trust, Inc. (filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on August 26, 2010 and incorporated herein by reference)

3.2	Amended and Restated Bylaws of NorthStar Real Estate Income Trust, Inc. (filed as Exhibit 3.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013 and incorporated herein by reference)

4.1	Amended and Restated Distribution Reinvestment Plan (filed as Appendix A to the Company’s Registration Statement on Form S-3D (File No. 333-213092) and incorporated herein by reference)

10.1	Advisory Agreement, dated as of June 30, 2014, by and among NorthStar Real Estate Income Trust, Inc., NorthStar Real Estate Income Trust Operating Partnership, LP, NorthStar Asset Management Group, Inc. and NSAM J-NSI Ltd (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on July 1, 2014 and incorporated herein by reference)

10.2	Limited Partnership Agreement of NorthStar Real Estate Income Trust Operating Partnership, LP, dated March 17, 2010 (filed as Exhibit 10.3 to Pre-Effective Amendment No. 5 and incorporated herein by reference)

10.3	NorthStar Real Estate Income Trust, Inc. Long Term Incentive Plan (filed as Exhibit 10.4 to Pre-Effective Amendment No. 5 to the Company’s Registration Statement on Form S-11 (File No. 333-157688) and incorporated herein by reference)

10.4	NorthStar Real Estate Income Trust, Inc. Second Amended and Restated Independent Directors Compensation Plan (filed as Exhibit 10.4 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 and incorporated herein by reference)

10.5	Form of Restricted Stock Award Certificate (filed as Exhibit 10.8 to Pre-Effective Amendment No. 5 to the Company’s Registration Statement on Form S-11 (File No. 333-157688) and incorporated herein by reference)

10.6	Form of Indemnification Agreement (filed as Exhibit 10.7 to Pre-Effective Amendment No. 3 to the Company’s Registration Statement on Form S-11 (File No. 333-157688) and incorporated herein by reference)

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Exhibit Number		Description of Exhibit

10.7		Master Repurchase Agreement, dated as of July 18, 2012, between NS REIT CB Loan, LLC and Citibank, N.A. (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on July 19, 2012 and incorporated herein by reference)

10.8		Limited Guaranty, dated as of July 18, 2012, by NorthStar Real Estate Income Trust, Inc., for the benefit of Citibank, N.A. (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on July 19, 2012 and incorporated herein by reference)

10.9		First Amendment to Master Repurchase Agreement, dated as of November 30, 2012, by and among NSREIT CB Loan, LLC, NorthStar Real Estate Income Trust, Inc. and Citibank, N.A. (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on December 4, 2012 and incorporated herein by reference)

10.10		Second Amendment to Master Repurchase Agreement and First Amendment to Limited Guaranty, dated as of April 18, 2013, by and among NSREIT CB Loan, LLC, NorthStar Real Estate Income Trust, Inc. and Citibank, N.A. (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 23, 2013 and incorporated herein by reference)

10.11		Third Amendment to Master Repurchase Agreement, dated as of June 30, 2014, by and among NSREIT CB Loan, LLC, Citibank, N.A. and NorthStar Real Estate Income Trust, Inc. (filed as Exhibit 10.1 to the Company’s Quarterly Report on Form-Q for the quarter ended September 30, 2014 and incorporated herein by reference)

10.12		Fourth Amendment to Master Repurchase Agreement, dated as of October 20, 2014, by and among NSREIT CB Loan, LLC, Citibank, N.A. and NorthStar Real Estate Income Trust, Inc. (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on October 24, 2014 and incorporated herein by reference)

10.13		Master Repurchase Agreement, dated as of March 11, 2013, by and among NS Income DB Loan, LLC, and Deutsche Bank AG, Cayman Islands Branch, (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on March 12, 2013 and incorporated herein by reference)

10.14		Limited Guaranty, dated as of March 11, 2013, by NorthStar Real Estate Income Trust, Inc. and NorthStar Real Estate Income Trust Operating Partnership, LP to Deutsche Bank AG, Cayman Islands Branch (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on March 12, 2013 and incorporated herein by reference)

10.15		Agreement of Purchase and Sale, dated as of June 12, 2013, by and between Project Shore JV I, LLC and Project Shore JV II, LLC, as Buyers, and Common Pension Fund E, as Seller (filed as Exhibit 10.1 to the Company’s Quarterly Report on 10-Q for the quarter ended June 30, 2013 and incorporated herein by reference)

10.16		Master Repurchase and Securities Contract Agreement, dated October 13, 2015, by and between MS Loan NT-I, LLC and Morgan Stanley Bank, N.A. (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 19, 2015 and incorporated herein by reference)

10.17		Guaranty Agreement, made as of October 13, 2015, by NorthStar Real Estate Income Trust, Inc. and NorthStar Real Estate Income Trust Operating Partnership, LP, for the benefit of Morgan Stanley Bank, N.A. (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 19, 2015 and incorporated herein by reference)

10.18		Fifth Amendment to Master Repurchase Agreement, dated as of October 17, 2016 by and among NSREIT CB Loan, LLC and Citibank, N.A. (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 20, 2016 and incorporated herein by reference)

21.1	*	Significant Subsidiaries of the Registrant

23.1	*	Consent of Grant Thornton LLP

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Exhibit Number		Description of Exhibit

24.1	*	Power of Attorney (included on signature page hereto)

31.1	*	Certification by the Chief Executive Officer pursuant to 17 CFR 240.13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	*	Certification by the Chief Financial Officer pursuant to 17 CFR 240.13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	*	Certification by the Chief Executive Officer pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	*	Certification by the Chief Financial Officer pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101	*	The following materials from the NorthStar Real Estate Income Trust, Inc. Annual Report on Form 10-K for the year ended December 31, 2016, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets as of December 31, 2016 and December 31, 2015; (ii) Consolidated Statements of Operations for the years ended December 31, 2016, 2015 and 2014; (iii) Consolidated Statements of Comprehensive Income (Loss) for years ended December 31, 2016, 2015 and 2014; (iv) Consolidated Statements of Equity for the years ended December 31, 2016, 2015 and 2014; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2016, 2015 and 2014; and (vi) Notes to Consolidated Financial Statements

*	Filed herewith

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SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NorthStar Real Estate Income Trust, Inc.

Date: March 17, 2017	By:	/s/ DANIEL R. GILBERT
Name: Daniel R. Gilbert
Title: Chairman, Chief Executive Officer and President

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Daniel R. Gilbert and Jenny B. Neslin, and each of them severally, his or her true and lawful attorney-in-fact with power of substitution and re-substitution to sign in his or her name, place and stead, in any and all capacities, to do any and all things and execute any and all instruments that such attorney may deem necessary or advisable under the Securities Exchange Act of 1934 and any rules, regulations and requirements of the U.S. Securities and Exchange Commission in connection with this Annual Report on Form 10-K and any and all amendments hereto, as fully for all intents and purposes as he or she might or could do in person, and hereby ratifies and confirms all said attorneys-in-fact and agents, each acting alone, and his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on behalf of the Registrant in the capacities and on the dates indicated.

Signature	Title	Date

/s/ DANIEL R. GILBERT Daniel R. Gilbert	Chairman, Chief Executive Officer and President (Principal Executive Officer)	March 17, 2017

/s/ FRANK V. SARACINO Frank V. Saracino	Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)	March 17, 2017

/s/ JONATHAN T. ALBRO Jonathan T. Albro	Director	March 17, 2017

/s/ VERNON B. SCHWARTZ Vernon B. Schwartz	Director	March 17, 2017

/s/ JACK F. SMITH, JR. Jack F. Smith, Jr.	Director	March 17, 2017

/s/ JAMES J. THOMAS James J. Thomas	Director	March 17, 2017

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Annex F-2

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2017

Commission File Number: 000-54671

NORTHSTAR REAL ESTATE INCOME TRUST, INC.

(Exact Name of Registrant as Specified in its Charter)

Maryland (State or Other Jurisdiction of Incorporation or Organization)	26-4141646 (IRS Employer Identification No.)

399 Park Avenue, 18th Floor, New York, NY 10022

(Address of Principal Executive Offices, Including Zip Code)

(212) 547-2600

(Registrant’s Telephone Number, Including Area Code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
		(Do not check if a smaller reporting company)	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

Indicate the number of shares outstanding of each of the registrant’s classes of common stock, as of the latest practicable date:

The Company has one class of common stock, $0.01 par value per share, 119,333,203 shares outstanding as of November 8, 2017.

F-2-1

NORTHSTAR REAL ESTATE INCOME TRUST, INC.

FORM 10-Q

F-2-2

FORWARD-LOOKING STATEMENTS

This Quarterly Report on Form 10-Q contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, or Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or Exchange Act. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “seek,” “anticipate,” “estimate,” “believe,” “could,” “project,” “predict,” “continue,” “future” or other similar words or expressions. Forward-looking statements are not guarantees of performance and are based on certain assumptions, discuss future expectations, describe plans and strategies, contain projections of results of operations or of financial condition or state other forward-looking information. Such statements include, but are not limited to, those relating to our ability to make distributions to our stockholders, our reliance on our advisor and our sponsor, the operating performance of our investments, our financing needs, the effects of our current strategies, the impact of the transactions pursuant to the master combination agreement, or the combination agreement, with, among others, Colony Capital Operating Company, LLC, or CLNS OP, the operating company of our sponsor, Colony NorthStar, Inc., and NorthStar Real Estate Income II, Inc., or NorthStar Income II, on our business and operations. Our ability to predict results or the actual effect of plans or strategies is inherently uncertain, particularly given the economic environment. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements and you should not unduly rely on these statements. These forward-looking statements involve risks, uncertainties and other factors that may cause our actual results in future periods to differ materially from those forward-looking statements. These factors include, but are not limited to:

•

our ability to consummate the transactions pursuant to the combination agreement on the contemplated terms or at all, including whether such transactions will have the full or any strategic and financial benefits and efficiencies we expect and whether such benefits will be delayed or materialize at all;

•

the occurrence of any event, change or other circumstances that could give rise to the termination of the combination agreement and the risk that the conditions to the closing of the transactions will not be satisfied;

•	adverse economic conditions and the impact on the commercial real estate industry;

•	our ability to deploy capital quickly and successfully;

•

our dependence on the resources and personnel of our advisor, our sponsor and their affiliates, including our advisor’s ability to source and close on attractive investment opportunities on our behalf;

•	the performance of our advisor, our sponsor and their affiliates;

•	our liquidity and access to capital;

•	our use of leverage;

•	our ability to make distributions to our stockholders;

•	the lack of a public trading market for our shares;

•	the effect of economic conditions on the valuation of our investments;

•	the effect of paying distributions to our stockholders from sources other than cash flow provided by operations;

•

the impact of our sponsor’s recently completed merger with NorthStar Realty Finance Corp. and Colony Capital, Inc., and whether any of the anticipated benefits to our advisor’s and its affiliates’ platform will be realized in full or at all;

•	our advisor’s and its affiliates’ ability to attract and retain qualified personnel to support our operations and potential changes to key personnel providing management services to us;

•

our reliance on our advisor and its affiliates and sub-advisors/co-venturers in providing management services to us, the payment of substantial fees to our advisor, the allocation of investments by our advisor and its affiliates among

F-2-3

us and the other sponsored or managed companies and strategic vehicles of our sponsor and its affiliates, and various potential conflicts of interest in our relationship with our sponsor;

•

the impact of market and other conditions influencing the performance of our investments relative to our expectations and the impact on our actual return on invested equity, as well as the cash provided by these investments;

•	changes in our business or investment strategy;

•

the impact of economic conditions on borrowers of the debt we originate and acquire and the mortgage loans underlying the commercial mortgage backed securities in which we invest as well as on the tenants of the real property that we own;

•	changes in the value of our portfolio;

•	the impact of fluctuations in interest rates;

•	our ability to realize current and expected returns over the life of our investments;

•	any failure in our advisor’s and its affiliates’ due diligence to identify relevant facts during our underwriting process or otherwise;

•	illiquidity of debt investments, equity investments or properties in our portfolio;

•	our ability to finance our assets on terms that are acceptable to us, if at all, including our ability to complete securitization financing transactions;

•	environmental compliance costs and liabilities;

•	risks associated with our joint ventures and unconsolidated entities, including our lack of sole decision making authority and the financial condition of our joint venture partners;

•	increased rates of loss or default and decreased recovery on our investments;

•	the degree and nature of our competition;

•	the effectiveness of our risk and portfolio management strategies;

•	the potential failure to maintain effective internal controls, disclosure and procedures;

•	regulatory requirements with respect to our business generally, as well as the related cost of compliance;

•

legislative and regulatory changes, including changes to laws governing the taxation of real estate investment trusts, or REITs, and changes to laws affecting non-traded REITs and alternative investments generally;

•	our ability to maintain our qualification as a REIT for federal income tax purposes and limitations imposed on our business by our status as a REIT;

•	the loss of our exemption from registration under the Investment Company Act of 1940, as amended;

•	general volatility in capital markets;

•	the adequacy of our cash reserves and working capital; and

•

other risks associated with investing in our targeted investments, including changes in our industry, interest rates, the securities markets, the general economy or the capital markets and real estate markets specifically.

The foregoing list of factors is not exhaustive. All forward-looking statements included in this Quarterly Report on Form 10-Q are based on information available to us on the date hereof and we are under no duty to update any of the forward-looking statements after the date of this report to conform these statements to actual results.

F-2-4

Factors that could have a material adverse effect on our operations and future prospects are set forth in our filings with the U.S. Securities and Exchange Commission, or the SEC, included in Part I, Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and in Part II, Item 1A of this Quarterly Report on Form 10-Q under the heading “Risk Factors.” The risk factors set forth in our filings with the SEC could cause our actual results to differ significantly from those contained in any forward-looking statement contained in this report.

F-2-5

PART I. Financial Information

Item 1.	Financial Statements

NORTHSTAR REAL ESTATE INCOME TRUST, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Dollars in Thousands, Except Per Share Data)

	September 30, 2017 (Unaudited)	December 31, 2016
Assets
Cash and cash equivalents	$163,087	$153,039
Restricted cash	45,130	74,195
Real estate debt investments, net	367,262	745,323
Real estate debt investments, held for sale	150,150	—
Operating real estate, net	477,531	488,839
Investments in unconsolidated ventures (refer to Note 5)	55,401	90,579
Real estate securities, available for sale	148,158	93,975
Mortgage loans held in a securitization trust, at fair value	922,034	—
Receivables, net	14,546	13,956
Deferred costs and other assets, net	50,570	56,370
Loan collateral receivable, related party	50,791	52,204

Total assets(1)	$2,444,660	$1,768,480

Liabilities
Securitization bonds payable, net	$—	$39,762
Mortgage notes payable, net	394,903	393,410
Credit facilities	185,728	249,156
Mortgage obligations issued by a securitization trust, at fair value	870,075	—
Due to related party (refer to Note 8)	4,304	68
Accounts payable and accrued expenses	19,875	7,862
Escrow deposits payable	21,061	58,453
Distribution payable	6,866	8,192
Other liabilities	16,101	19,191
Loan collateral payable, net, related party (refer to Note 8)	23,408	23,261

Total liabilities(1)	1,542,321	799,355

Commitments and contingencies
Equity
NorthStar Real Estate Income Trust, Inc. Stockholders’ Equity
Preferred stock, $0.01 par value, 50,000,000 shares authorized, no shares issued and outstanding as of September 30, 2017 and December 31, 2016	—	—
Common stock, $0.01 par value, 400,000,000 shares authorized, 119,333,203 and 120,903,352 shares issued and outstanding as of September 30, 2017 and December 31, 2016, respectively	1,193	1,209
Additional paid-in capital	1,066,717	1,080,434
Retained earnings (accumulated deficit)	(203,735)	(151,731)
Accumulated other comprehensive income (loss)	20,854	20,175

Total NorthStar Real Estate Income Trust, Inc. stockholders’ equity	885,029	950,087
Non-controlling interests	17,310	19,038

Total equity	902,339	969,125

Total liabilities and equity	$2,444,660	$1,768,480

(1)

Represents the consolidated assets and liabilities of NorthStar Real Estate Income Trust Operating Partnership, LP (the “Operating Partnership”). The Operating Partnership is a consolidated variable interest entity (“VIE”), of which the Company is the sole general partner and owns approximately 99.98%. As of September 30, 2017, the Operating Partnership includes $1.3 billion and $1.3 billion of assets and liabilities, respectively, of certain VIEs that are consolidated by the Operating Partnership. Refer to Note 2, “Summary of Significant Accounting Policies.”

Refer to accompanying notes to consolidated financial statements.

F-2-6

NORTHSTAR REAL ESTATE INCOME TRUST, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in Thousands, Except Per Share Data)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Net interest income
Interest income	$14,869	$18,649	$47,529	$59,006
Interest expense	(2,938)	(4,003)	(9,044)	(13,150)
Interest income on mortgage loans held in a securitization trust	11,892	—	15,774	—
Interest expense on mortgage obligations issued by a securitization trust	(10,582)	—	(14,202)	—

Net interest income	13,241	14,646	40,057	45,856
Property and other revenues
Rental and other income	22,889	21,843	66,827	58,330

Total property and other revenues	22,889	21,843	66,827	58,330
Expenses
Asset management and other fees, related party	4,355	5,410	13,592	18,747
Mortgage notes interest expense	4,805	4,552	14,160	12,895
Other expenses related to securitization trust	42	—	55	—
Transaction costs	3,988	182	5,544	1,909
Property operating expenses	10,836	10,918	30,294	27,478
General and administrative expenses (refer to Note 8)	2,600	3,381	7,862	11,553
Depreciation and amortization	12,318	9,481	29,770	21,386

Total expenses	38,944	33,924	101,277	93,968

Other income (loss)
Unrealized gain (loss) on mortgage loans and obligations held in a securitization trust, net	725	—	725	—
Unrealized gain (loss) on investments	(1,487)	(33)	(1,487)	(3,432)

Income (loss) before equity in earnings (losses) of unconsolidated ventures and income tax benefit (expense)	(3,576)	2,532	4,845	6,786
Equity in earnings (losses) of unconsolidated ventures	1,040	5,575	6,553	19,647
Income tax benefit (expense)	9	(810)	(579)	(2,265)

Net income (loss)	(2,527)	7,297	10,819	24,168
Net (income) loss attributable to non-controlling interests	245	194	(80)	(89)

Net income (loss) attributable to NorthStar Real Estate Income Trust, Inc. common stockholders	$(2,282)	$7,491	$10,739	$24,079

Net income (loss) per share of common stock, basic/diluted	$(0.02)	$0.06	$0.09	$0.20

Weighted average number of shares of common stock outstanding, basic/diluted	119,479,714	121,080,070	119,900,584	120,979,224

Distributions declared per share of common stock	$0.18	$0.20	$0.52	$0.60

Refer to accompanying notes to consolidated financial statements.

F-2-7

NORTHSTAR REAL ESTATE INCOME TRUST, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Dollars in Thousands)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Net income (loss)	$(2,527)	$7,297	$10,819	$24,168
Other comprehensive income (loss)
Unrealized gain (loss) on real estate securities, available for sale	(539)	(885)	679	1,332

Total other comprehensive income (loss)	(539)	(885)	679	1,332

Comprehensive income (loss)	(3,066)	6,412	11,498	25,500
Comprehensive (income) loss attributable to non-controlling interests	245	194	(80)	(89)

Comprehensive income (loss) attributable to NorthStar Real Estate Income Trust, Inc. common stockholders	$(2,821)	$6,606	$11,418	$25,411

Refer to accompanying notes to consolidated financial statements.

F-2-8

NORTHSTAR REAL ESTATE INCOME TRUST, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

(Dollars and Shares in Thousands)

	Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Company’s Stockholders’ Equity	Non- controlling Interests	Total Equity
	Shares	Amount
Balance as of December 31, 2015	120,758	$1,207	$1,078,154	$(86,938)	$21,901	$1,014,324	$17,687	$1,032,011
Non-controlling interests - contributions	—	—	—	—	—	—	4,473	4,473
Non-controlling interests - distributions	—	—	—	—	—	—	(3,377)	(3,377)
Proceeds from distribution reinvestment plan	4,467	45	43,501	—	—	43,546	—	43,546
Shares redeemed for cash	(4,349)	(43)	(41,412)	—	—	(41,455)	—	(41,455)
Issuance and amortization of equity-based compensation	27	—	191	—	—	191	—	191
Other comprehensive income (loss)	—	—	—	—	(1,726)	(1,726)	—	(1,726)
Distributions declared	—	—	—	(96,745)	—	(96,745)	—	(96,745)
Net income (loss)	—	—	—	31,952	—	31,952	255	32,207

Balance as of December 31, 2016	120,903	$1,209	$1,080,434	$(151,731)	$20,175	$950,087	$19,038	$969,125

Non-controlling interests - contributions	—	—	—	—	—	—	105	105
Non-controlling interests - distributions	—	—	—	—	—	—	(1,913)	(1,913)
Proceeds from distribution reinvestment plan	2,711	27	26,805	—	—	26,832	—	26,832
Shares redeemed for cash	(4,301)	(43)	(40,703)	—	—	(40,746)	—	(40,746)
Issuance and amortization of equity-based compensation	20	—	181	—	—	181	—	181
Other comprehensive income (loss)	—	—	—	—	679	679	—	679
Distributions declared	—	—	—	(62,743)	—	(62,743)	—	(62,743)
Net income (loss)	—	—	—	10,739	—	10,739	80	10,819

Balance as of September 30, 2017 (unaudited)	119,333	$1,193	$1,066,717	$(203,735)	$20,854	$885,029	$17,310	$902,339

Refer to accompanying notes to consolidated financial statements.

F-2-9

NORTHSTAR REAL ESTATE INCOME TRUST, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in Thousands)

(Unaudited)

	Nine Months Ended September 30,
	2017	2016
Cash flows from operating activities:
Net income (loss)	$10,819	$24,168
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Equity in (earnings) losses of unconsolidated ventures	(6,553)	(19,647)
Depreciation and amortization	29,770	21,386
Straight-line rental income	(822)	(1,409)
Amortization of capitalized above/below market leases	1,107	70
Amortization of premium/accretion of discount and fees on investments and borrowings, net	(3,284)	(774)
Amortization of deferred financing costs	3,015	2,185
Interest accretion on investments	(5,798)	(5,352)
Distributions of cumulative earnings from unconsolidated ventures (refer to Note 5)	6,553	19,647
Unrealized gain (loss) on mortgage loans and obligations held in a securitization trust, net	(725)	—
Unrealized (gain) loss on investments	1,487	3,432
Amortization of equity-based compensation	181	135
Deferred income tax (benefit) expense	(2,597)	(2,225)
Changes in assets and liabilities:
Restricted cash	(3,548)	(2,783)
Receivables, net	4,108	1,290
Deferred costs and other assets	(9,363)	(1,250)
Due to related party	4,236	334
Accounts payable and accrued expenses	9,527	5,677
Other liabilities	(1,362)	2,444

Net cash provided by (used in) operating activities	36,751	47,328
Cash flows from investing activities:
Origination and funding of real estate debt investments, net	(13,403)	(130,224)
Repayment on real estate debt investments	246,513	247,042
Repayment on loan collateral receivable, related party	1,413	1,384
Acquisition of operating real estate	—	(103,384)
Improvements of operating real estate	(5,700)	(4,521)
Investments in unconsolidated ventures (refer to Note 5)	(13,248)	(49,743)
Proceeds from sale of unconsolidated ventures	—	59,760
Distributions in excess of cumulative earnings from unconsolidated ventures (refer to Note 5)	47,145	41,596
Acquisition of real estate securities, available for sale	(106,255)	(13,822)
Repayment of real estate securities, available for sale	4,694	8,538
Change in restricted cash	(4,779)	(415)

Net cash provided by (used in) investing activities	156,380	56,211
Cash flows from financing activities:
Proceeds from distribution reinvestment plan	26,832	32,950
Shares redeemed for cash	(40,746)	(29,034)
Distributions paid on common stock	(64,069)	(72,690)
Borrowings from mortgage notes	660	70,096
Repayment of mortgage notes	(161)	(151)
Borrowings from credit facilities	83,847	100,080
Repayment of credit facilities	(147,275)	(94,380)
Repayment of securitization bonds	(39,762)	(120,930)
Payment of deferred financing costs	(601)	(2,793)
Contributions from non-controlling interests	105	4,432
Distributions to non-controlling interests	(1,913)	(1,191)

Net cash provided by (used in) financing activities	(183,083)	(113,611)
Net increase (decrease) in cash and cash equivalents	10,048	(10,072)
Cash and cash equivalents - beginning of period	153,039	127,890

Cash and cash equivalents - end of period	$163,087	$117,818

Refer to accompanying notes to consolidated financial statements.

F-2-10

NORTHSTAR REAL ESTATE INCOME TRUST, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Dollars in Thousands)

(Unaudited)

	Nine Months Ended September 30,
	2017	2016
Supplemental disclosure of non-cash investing and financing activities:
Consolidation of securitization trust (VIE asset / liability)	$873,951	$—
Reclassification of CRE debt investments to held for sale	150,150	—
Escrow deposits payable related to real estate debt investments	37,392	12,874
Accrual of distribution payable	6,866	7,942
Non-cash related to PE Investments (refer to Note 5)	3,908	1,016
Acquisition of operating real estate / reduction of CRE debt investment(1)	—	67,493
CRE debt investment payoff due from servicer	—	24,400
Reclassification related to measurement-period adjustment	—	18,674

(1)	Non-cash activity occurred in connection with taking title to collateral.

Refer to accompanying notes to consolidated financial statements.

F-2-11

NORTHSTAR REAL ESTATE INCOME TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.	Business and Organization

NorthStar Real Estate Income Trust, Inc. (the “Company”) was formed to originate, acquire and asset manage a diversified portfolio of commercial real estate (“CRE”) debt, select equity and securities investments, predominantly in the United States. The Company may also invest in CRE investments internationally. CRE debt investments include first mortgage loans, subordinate mortgage and mezzanine loans and participations in such loans and preferred equity interests. Real estate equity investments include the Company’s direct ownership in properties, which may be structurally senior to a third-party partner’s equity, as well as indirect interests in real estate through real estate private equity funds (“PE Investments”). CRE securities primarily consist of commercial mortgage-backed securities (“CMBS”) and may in the future include unsecured real estate investment trust (“REIT”) debt, collateralized debt obligation (“CDO”) notes and other securities. In addition, the Company may own investments through joint ventures. The Company was formed in January 2009 as a Maryland corporation and commenced operations in October 2010. The Company elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), commencing with the taxable year ended December 31, 2010. The Company conducts its operations so as to continue to qualify as a REIT for U.S. federal income tax purposes.

The Company is externally managed and has no employees. Prior to January 11, 2017, the Company was managed by an affiliate of NorthStar Asset Management Group Inc. (NYSE: NSAM) (“NSAM”). Effective January 10, 2017, NSAM completed its previously announced merger with Colony Capital, Inc. (“Colony”), NorthStar Realty Finance Corp. (“NorthStar Realty”), and Colony NorthStar, Inc. (“Colony NorthStar”), a wholly-owned subsidiary of NSAM, which the Company refers to as the mergers, with Colony NorthStar surviving the mergers and succeeding NSAM as the Company’s sponsor (the “Sponsor”). As a result of the mergers, the Sponsor became an internally-managed equity REIT, with a diversified real estate and investment management platform and publicly-traded on the NYSE under the ticker symbol “CLNS.” In addition, following the mergers, CNI NSI Advisors, LLC (formerly known as NSAM J-NSI Ltd), an affiliate of NSAM (the “Advisor”), became a subsidiary of Colony NorthStar. The Advisor manages the Company’s day-to-day operations pursuant to an advisory agreement. The mergers had no material impact on the Company’s operations.

Colony NorthStar manages capital on behalf of its stockholders, as well as institutional and retail investors in private funds, non-traded and traded REITs and registered investment companies.

Substantially all the Company’s business is conducted through NorthStar Real Estate Income Trust Operating Partnership, LP (the “Operating Partnership”). The Company is the sole general partner and a limited partner of the Operating Partnership. The other limited partners of the Operating Partnership are NS Real Estate Income Trust Advisor, LLC (the “Prior Advisor”) and NorthStar OP Holdings, LLC (the “Special Unit Holder”), each an affiliate of the Sponsor. The Prior Advisor invested $1,000 in the Operating Partnership in exchange for common units and the Special Unit Holder invested $1,000 in the Operating Partnership and was issued a separate class of limited partnership units (the “Special Units”), which are collectively recorded as non-controlling interests on the consolidated balance sheets as of September 30, 2017 and December 31, 2016. As the Company accepted subscriptions for shares in its continuous, public offering which closed in July 2013, it contributed substantially all of the net proceeds to the Operating Partnership as a capital contribution. As of September 30, 2017, the Company’s limited partnership interest in the Operating Partnership was 99.98%.

The Company’s charter authorizes the issuance of up to 400,000,000 shares of common stock with a par value of $0.01 per share and up to 50,000,000 shares of preferred stock with a par value of $0.01 per share. The board of directors of the Company is authorized to amend its charter, without the approval of the stockholders, to increase the aggregate number of authorized shares of capital stock or the number of shares of any class or series that the Company has authority to issue.

On August 25, 2017, the Company entered into a master combination agreement (the “Combination Agreement”) with, among others, Colony Capital Operating Company, LLC, (“CLNS OP”), the operating company of the Sponsor, and NorthStar Real Estate Income II, Inc. (“NorthStar Income II”), a company managed by an affiliate of the Sponsor, pursuant to which a select portfolio of the assets and liabilities of the Sponsor will be combined with substantially all of the assets and

F-2-12

NORTHSTAR REAL ESTATE INCOME TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

liabilities of the Company and all of the assets and liabilities of NorthStar Income II in an all-stock combination transaction to create an externally managed commercial real estate credit REIT (the transactions associated with the Combination Agreement, collectively the “Combination”). The Combination has been unanimously approved by the special committees and the boards of directors of both the Company and NorthStar Income II and approved by the board of directors of the Sponsor. The combined company will be named “Colony NorthStar Credit Real Estate, Inc.” (“CLNC”) and its Class A common stock is expected to be listed on a national securities exchange.

Upon completion of the Combination, the Company’s stockholders, the Sponsor and NorthStar Income II’s stockholders will own approximately 32%, 37% and 31%, respectively, of CLNC on a fully diluted basis, subject to certain adjustments as set forth in the Combination Agreement.

The Combination is expected to close in the first quarter of 2018, subject to customary closing conditions, including approval by the stockholders of each of the Company and NorthStar Income II, and the listing of CLNC’s Class A common stock on a national securities exchange. There can be no assurance that the closing conditions will be satisfied, that the Combination will be consummated, or the timing thereof.

The Company initially registered to offer up to 100,000,000 shares pursuant to its primary offering to the public (the “Primary Offering”) and up to 10,526,315 shares pursuant to its distribution reinvestment plan (the “DRP”), which are herein collectively referred to as the Offering. The Primary Offering (including 7.6 million shares reallocated from the DRP, (the “Total Primary Offering”) was completed on July 1, 2013 and all of the shares initially registered for the Offering were issued. As a result of an additional registration statement to offer up to 10.0 million shares pursuant to the DRP, the Company continued to offer DRP shares beyond the Total Primary Offering. On August 25, 2017, in connection with the entry into the Combination Agreement, the Company’s board of directors, including all of its independent directors, voted to suspend the DRP until further notice. Pursuant to the terms of the DRP, the suspension went into effect prior to the monthly distributions to be paid on or about October 1, 2017 and as a result, all stockholders will receive only cash distributions through the completion of the Combination unless and until the DRP is reinstated.

The Company raised total gross proceeds of $1.1 billion in the Offering. In addition, from the close of the Primary Offering through November 8, 2017, the Company has raised an additional $0.2 billion in gross proceeds pursuant to the DRP.

2.	Summary of Significant Accounting Policies

Basis of Quarterly Presentation

The accompanying unaudited consolidated financial statements and related notes of the Company have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial reporting and the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, certain information and note disclosures normally included in the consolidated financial statements prepared under U.S. GAAP have been condensed or omitted. In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. The operating results presented for interim periods are not necessarily indicative of the results that may be expected for any other interim period or for the entire year. These consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which was filed with the U.S. Securities and Exchange Commission (the “SEC”).

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, the Operating Partnership and their consolidated subsidiaries. The Company consolidates variable interest entities (“VIEs”), if any, where the Company is the primary beneficiary and voting interest entities which are generally majority owned or otherwise controlled by the Company. All significant intercompany balances are eliminated in consolidation.

F-2-13

NORTHSTAR REAL ESTATE INCOME TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Variable Interest Entities

A VIE is an entity that lacks one or more of the characteristics of a voting interest entity. A VIE is defined as an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The determination of whether an entity is a VIE includes both a qualitative and quantitative analysis. The Company bases its qualitative analysis on its review of the design of the entity, its organizational structure including decision-making ability and relevant financial agreements and the quantitative analysis on the forecasted cash flow of the entity. The Company reassesses its initial evaluation of an entity as a VIE upon the occurrence of certain reconsideration events.

A VIE must be consolidated only by its primary beneficiary, which is defined as the party who, along with its affiliates and agents has both the: (i) power to direct the activities that most significantly impact the VIE’s economic performance; and (ii) obligation to absorb the losses of the VIE or the right to receive the benefits from the VIE, which could be significant to the VIE. The Company determines whether it is the primary beneficiary of a VIE by considering qualitative and quantitative factors, including, but not limited to: which activities most significantly impact the VIE’s economic performance and which party controls such activities; the amount and characteristics of its investment; the obligation or likelihood for the Company or other interests to provide financial support; consideration of the VIE’s purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders and the similarity with and significance to the business activities of the Company and the other interests. The Company reassesses its determination of whether it is the primary beneficiary of a VIE each reporting period. Significant judgments related to these determinations include estimates about the current and future fair value and performance of investments held by these VIEs and general market conditions.

The Company evaluates its investments and financings, including investments in unconsolidated ventures and securitization financing transactions, if any, to determine whether each investment or financing is a VIE. The Company analyzes new investments and financings, as well as reconsideration events for existing investments and financings, which vary depending on type of investment or financing.

As of September 30, 2017, the Company has identified certain consolidated and unconsolidated VIEs. Assets of each of the VIEs, other than the Operating Partnership, may only be used to settle obligations of the respective VIE. Creditors of each of the VIEs have no recourse to the general credit of the Company.

Consolidated VIEs

The most significant consolidated VIEs are the Operating Partnership, the Investing VIE (as discussed below) and certain properties that have non-controlling interests. These entities are VIEs because the non-controlling interests do not have substantive kick-out or participating rights.

The Operating Partnership consolidates certain properties that have non-controlling interests. Included in operating real estate, net on the Company’s consolidated balance sheet as of September 30, 2017 is $343.9 million related to such consolidated VIEs. Included in mortgage notes payable, net on the Company’s consolidated balance sheet as of September 30, 2017 is $324.4 million collateralized by the real estate assets of the related consolidated VIEs.

Investing VIEs

The Company’s investments in securitization financing entities (“Investing VIEs”), include subordinate first-loss tranches of the securitization trust, which represent interests in such VIE. Investing VIEs are structured as pass through entities that receive principal and interest payments from the underlying debt collateral assets and distribute those payments to the securitization trust’s certificate holders, including the most subordinate tranches of the securitization trust. Generally, a securitization trust designates the most junior subordinate tranche outstanding as the controlling class, which entitles the holder of the controlling class to unilaterally appoint and remove the special servicer for the trust, and as such may qualify as the primary beneficiary of the trust.

F-2-14

NORTHSTAR REAL ESTATE INCOME TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

If it is determined that the Company is the primary beneficiary of an Investing VIE as a result of acquiring the subordinate first-loss tranches of the securitization trust, the Company would consolidate the assets, liabilities, income and expenses of the entire Investing VIE. The assets held by an Investing VIE are restricted and can only be used to fulfill its own obligations. The obligations of an Investing VIE have neither any recourse to the general credit of the Company as the consolidator of an Investing VIE, nor to any of the Company’s other consolidated entities.

As of September 30, 2017, the Company held subordinate tranches of the securitization trust in an Investing VIE for which the Company has determined it is the primary beneficiary because it has the power to direct the activities that most significantly impact the economic performance of the securitization trust. The Company’s subordinate tranches of the securitization trust, which represent the retained interest and related interest income, are eliminated in consolidation. In accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation, the assets, liabilities (obligations to the certificate holders of the securitization trust, less the Company’s retained interest from the subordinate tranches of the securitization trust), income and expense of the entire Investing VIE are presented in the consolidated financial statement of the Company. As a result, although the Company legally owns the subordinate tranches of the securitization trust only, U.S. GAAP requires the Company to present the assets, liabilities, income and expenses of the entire securitization trust on its consolidated financial statements. Regardless of the presentation, the Company’s consolidated financial statements of operations ultimately reflect the net income attributable to its retained interest in the subordinate tranches of the securitization trust. Refer to Note 6, “Real Estate Securities, Available for Sale” for further discussion.

The Company elected the fair value option for the initial recognition of the assets and liabilities of its consolidated Investing VIEs. Interest income and interest expense associated with this VIE will be recorded separately on the consolidated statements of operations. The Company will separately present the assets and liabilities of its consolidated Investing VIEs as “Mortgage loans held in a securitization trust, at fair value” and “Mortgage obligations issued by a securitization trust, at fair value,” respectively, on its consolidated balance sheets. Refer to Note 12, “Fair Value” for further discussion.

The Company has adopted guidance issued by the FASB, allowing the Company to measure both the financial assets and liabilities of a qualifying collateralized financing entity (“CFE”), such as its Investing VIEs, using the fair value of either the CFE’s financial assets or financial liabilities, whichever is more observable. As the liabilities of the Company’s Investing VIE are marketable securities with observable trade data, their fair value is more observable and will be referenced to determine the fair value for assets of its Investing VIE. Refer to section “Fair Value Option” below for further discussion.

Unconsolidated VIEs

As of September 30, 2017, the Company identified unconsolidated VIEs related to its securities investments, PE investments and CRE debt investments. Assets of each of the VIEs may only be used to settle obligations of the respective VIE. Creditors of each of the VIEs have no recourse to the general credit of the Company.

The following table presents the Company’s classification, carrying value and maximum exposure of unconsolidated VIEs as of September 30, 2017 (dollars in thousands):

	Carrying Value	Maximum Exposure to Loss
Real estate securities, available for sale	$148,158	$148,158
Investments in unconsolidated ventures	14,482	14,482
Real estate debt investments, net(1)	142,250	142,250

Total assets	$304,890	$304,890

(1)	Includes loan collateral receivable, related party of $50.8 million.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Based on management’s analysis, the Company determined that it is not the primary beneficiary of the above VIEs. Accordingly, the VIEs are not consolidated in the Company’s financial statements as of September 30, 2017. The Company did not provide financial support to the unconsolidated VIEs during the nine months ended September 30, 2017. As of September 30, 2017, there were no explicit arrangements or implicit variable interests that could require the Company to provide financial support to the unconsolidated VIEs.

Voting Interest Entities

A voting interest entity is an entity in which the total equity investment at risk is sufficient to enable it to finance its activities independently and the equity holders have the power to direct the activities of the entity that most significantly impact its economic performance, the obligation to absorb the losses of the entity and the right to receive the residual returns of the entity. The usual condition for a controlling financial interest in a voting interest entity is ownership of a majority voting interest. If the Company has a majority voting interest in a voting interest entity, the entity will generally be consolidated. The Company does not consolidate a voting interest entity if there are substantive participating rights by other parties and/or kick-out rights by a single party or a simple majority vote.

The Company performs on-going reassessments of whether entities previously evaluated under the voting interest framework have become VIEs, based on certain events, and therefore subject to the VIE consolidation framework.

Investments in Unconsolidated Ventures

A non-controlling, unconsolidated ownership interest in an entity may be accounted for using the equity method or the cost method, and for either method, the Company may elect the fair value option. The Company will account for an investment in an unconsolidated entity that does not qualify for equity method accounting or for which the fair value option was not elected using the cost method if the Company determines that it does not have significant influence. Under the cost method, equity in earnings is recorded as dividends are received to the extent they are not considered a return of capital, which is recorded as a reduction of cost of the investment.

Under the equity method, the investment is adjusted each period for capital contributions and distributions and its share of the entity’s net income (loss). Capital contributions, distributions and net income (loss) of such entities are recorded in accordance with the terms of the governing documents. An allocation of net income (loss) may differ from the stated ownership percentage interest in such entity as a result of preferred returns and allocation formulas, if any, as described in such governing documents. Equity method investments are recognized using a cost accumulation model in which the investment is recognized based on the cost to the investor, which includes acquisition fees. The Company records as an expense certain acquisition costs and fees associated with consolidated investments deemed to be business combinations and capitalizes these costs for investments deemed to be acquisitions of an asset, including an equity method investment.

The Company may account for an investment in an unconsolidated entity at fair value by electing the fair value option. The Company elected the fair value option for PE Investments. The Company records the change in fair value for its share of the projected future cash flow of such investments from one period to another in equity in earnings (losses) of unconsolidated ventures in the consolidated statements of operations. Any change in fair value attributed to market related assumptions is considered unrealized gain (loss).

Non-controlling Interests

A non-controlling interest in a consolidated subsidiary is defined as the portion of the equity (net assets) in a subsidiary not attributable, directly or indirectly, to the Company. A non-controlling interest is required to be presented as a separate component of equity on the consolidated balance sheets and presented separately as net income (loss) and other comprehensive income (loss) (“OCI”) attributable to non-controlling interests. An allocation to a non-controlling interest may differ from the stated ownership percentage interest in such entity as a result of a preferred return and allocation formula, if any, as described in such governing documents.

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(Unaudited)

Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that could affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could materially differ from those estimates and assumptions.

Comprehensive Income (Loss)

The Company reports consolidated comprehensive income (loss) in separate statements following the consolidated statements of operations. Comprehensive income (loss) is defined as the change in equity resulting from net income (loss) and OCI. The only component of OCI is unrealized gain (loss) on CRE securities available for sale for which the fair value option was not elected.

Fair Value Option

The fair value option provides an election that allows a company to irrevocably elect to record certain financial assets and liabilities at fair value on an instrument-by-instrument basis at initial recognition. The Company may elect to apply the fair value option for certain investments due to the nature of the instrument. Any change in fair value for assets and liabilities for which the election is made is recognized in earnings.

The Company has elected the fair value option for PE Investments. The Company has also elected the fair value option to account for the eligible financial assets and liabilities of its consolidated Investing VIEs in order to mitigate potential accounting mismatches between the carrying value of the instruments and the related assets and liabilities to be consolidated. The Company has adopted guidance issued by the FASB allowing the Company to measure both the financial assets and liabilities of a qualifying CFE it consolidates using the fair value of either the CFE’s financial assets or financial liabilities, whichever is more observable.

Cash and Cash Equivalents

The Company considers all highly-liquid investments with an original maturity date of three months or less to be cash equivalents. Cash, including amounts restricted, may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash and cash equivalents with major financial institutions. To date, the Company has not experienced any losses on cash and cash equivalents.

Restricted Cash

Restricted cash consists of amounts related to loan origination (escrow deposits) and operating real estate (escrows for taxes, insurance, capital expenditures and payments required under certain lease agreements).

Real Estate Debt Investments

CRE debt investments are generally intended to be held to maturity and, accordingly, are carried at cost, net of unamortized loan fees, premium and discount. CRE debt investments that are deemed to be impaired are carried at amortized cost less a loan loss reserve, if deemed appropriate, which approximates fair value. CRE debt investments where the Company does not have the intent to hold the loan for the foreseeable future or until its expected payoff are classified as held for sale and recorded at the lower of cost or estimated fair value.

The Company may syndicate a portion of the CRE debt investments that it originates or sell the CRE debt investments individually. When a transaction meets the criteria for sale accounting, the Company will no longer recognize the CRE debt investment sold as an asset and will recognize gain or loss based on the difference between the sales price and the carrying value of the CRE debt investment sold. Any related unamortized deferred origination fees, original issue discounts, loan origination costs, discounts or premiums at the time of sale are recognized as an adjustment to the gain or loss on sale, which is included in interest income on the consolidated statement of operations. Any fees received at the time of sale or syndication are recognized as part of interest income.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Operating Real Estate

Operating real estate is carried at historical cost less accumulated depreciation. Ordinary repairs and maintenance are expensed as incurred. Major replacements and betterments which improve or extend the life of the asset are capitalized and depreciated over their useful life. The Company accounts for purchases of operating real estate that qualify as business combinations using the acquisition method, where the purchase price is allocated to tangible assets such as land, building, improvements and other identified intangibles. Costs directly related to an acquisition deemed to be a business combination are expensed and included in transaction costs in the consolidated statements of operations.

The Company refers to real estate acquired in connection with a foreclosure, deed in lieu of foreclosure or a consensual modification of a loan as real estate owned (“REO”). The Company evaluates whether REO, herein collectively referred to as taking title to collateral, constitutes a business and whether business combination accounting is appropriate. Any excess upon taking title to collateral between the carrying value of a loan over the estimated fair value of the property is charged to provision for loan losses.

Operating real estate is depreciated using the straight-line method over the estimated useful lives of the assets, summarized as follows:

Category:	Term:
Building	30 to 40 years
Building improvements	Lesser of the useful life or remaining life of the building
Land improvements	10 to 30 years
Tenant improvements	Lesser of the useful life or remaining term of the lease
Furniture, fixtures and equipment	3 to 10 years

Real Estate Securities

The Company classifies its CRE securities investments as available for sale on the acquisition date, which are carried at fair value. Unrealized gains (losses) are recorded as a component of accumulated OCI in the consolidated statements of equity. However, the Company has elected the fair value option for certain of its available for sale securities, and as a result, any unrealized gains (losses) on such securities are recorded in unrealized gain (loss) on mortgage loans and obligations held in a securitization trust, net in the consolidated statements of operations. As of September 30, 2017, the Company held subordinate tranches of a securitization trust, which represent the Company’s retained interest in the securitization trust, which the Company consolidates under U.S. GAAP. Refer to Note 6, “Real Estate Securities, Available for Sale” for further discussion.

Deferred Costs

Deferred costs primarily include deferred financing costs and deferred lease costs. Deferred financing costs represent commitment fees, legal and other third-party costs associated with obtaining financing. Costs related to revolving credit facilities are recorded in deferred costs and other assets, net and are amortized to interest expense using the straight-line basis over the term of the facility. Costs related to other borrowings are recorded net against the carrying value of such borrowings and are amortized to interest expense using the effective interest method. Unamortized deferred financing costs are expensed to realized gain (loss) when the associated facility is repaid before maturity. Costs incurred in seeking financing transactions, which do not close, are expensed in the period in which it is determined that the financing will not occur. Deferred lease costs consist of fees incurred to initiate and renew operating leases, which are amortized on a straight-line basis over the remaining lease term and are recorded to depreciation and amortization in the consolidated statements of operations.

Identified Intangibles

The Company records acquired identified intangibles, which includes intangible assets (such as the value of the above-market leases, in-place leases, and other intangibles) and intangible liabilities (such as the value of below market leases),

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

based on estimated fair value. The value allocated to the identified intangibles are amortized over the remaining lease term. Above/below-market leases are amortized into rental income, below-market ground leases are amortized into real estate properties-operating expense and in-place leases are amortized into depreciation and amortization expense. Identified intangible assets are recorded in deferred costs and other assets, net, and identified intangible liabilities are recorded in other liabilities on the accompanying consolidated balance sheets.

Deferred Costs and Other Assets, Net and Other Liabilities

The following tables present a summary of deferred costs and other assets, net and other liabilities as of September 30, 2017 and December 31, 2016 (dollars in thousands):

	September 30, 2017 (Unaudited)	December 31, 2016
Deferred costs and other assets, net:
Intangible assets, net(1)	$29,366	$41,375
Prepaid expenses	9,236	1,386
Deferred commissions and leasing costs	9,407	10,287
Deferred financing costs, net - credit facilities	1,546	2,772
Deposits	538	550
Other	477	—

Total	$50,570	$56,370

	September 30, 2017 (Unaudited)	December 31, 2016
Other liabilities:
Intangible liabilities, net(2)	$6,881	$8,506
Prepaid rent and unearned revenue	4,147	4,601
PE Investments deferred purchase price, net	3,342	4,248
Tenant security deposits	1,401	1,433
Other	330	403

Total	$16,101	$19,191

(1)	Represents in-place leases and above-market leases, net.
(2)	Represents below-market leases, net.

Acquisition Fees and Expenses

The total of all acquisition fees and expenses for an investment, including acquisition fees to the Advisor, cannot exceed, in the aggregate, 6.0% of the contract purchase price of such investment unless such excess is approved by a majority of the Company’s directors, including a majority of its independent directors. For the nine months ended September 30, 2017, total acquisition fees and expenses did not exceed the allowed limit for any investment. An acquisition fee incurred related to an equity investment will generally be expensed as incurred. An acquisition fee paid to the Advisor related to the acquisition of an equity or debt investment in an unconsolidated joint venture is included in investments in unconsolidated ventures on the consolidated balance sheets. An acquisition fee paid to the Advisor related to the origination or acquisition of debt investments is included in debt investments, net on the consolidated balance sheets and is amortized to interest income over the life of the investment using the effective interest method. The Company records as an expense certain acquisition costs and fees associated with transactions deemed to be business combinations in which it consolidates the asset and capitalizes these costs for transactions deemed to be acquisitions of an asset, including an equity investment.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Revenue Recognition

Real Estate Debt Investments

Interest income is recognized on an accrual basis and any related premium, discount, origination costs and fees are amortized over the life of the investment using the effective interest method. The amortization is reflected as an adjustment to interest income in the consolidated statements of operations. The amortization of a premium or accretion of a discount is discontinued if such loan is reclassified to held for sale.

Operating Real Estate

Rental and other income from operating real estate is derived from the leasing of space to various types of tenants. Rental revenue recognition commences when the tenant takes legal possession of the leased space and the leased space is substantially ready for its intended use. The leases are for fixed terms of varying length and generally provide for annual rentals and expense reimbursements to be paid in monthly installments. Rental income from leases is recognized on a straight-line basis over the term of the respective leases. The excess of rent recognized over the amount contractually due pursuant to the underlying leases is included in receivables on the consolidated balance sheets. The Company amortizes any tenant inducements as a reduction of revenue utilizing the straight-line method over the term of the lease. Other income represents revenue from tenant/operator leases which provide for the recovery of all or a portion of the operating expenses and real estate taxes paid by the Company on behalf of the respective property. This revenue is recognized in the same period as the expenses are incurred.

In a situation in which a lease(s) associated with a significant tenant have been, or are expected to be, terminated early, the Company evaluates the remaining useful life of depreciable or amortizable assets in the asset group related to the lease that will be terminated (i.e., tenant improvements, above- and below-market lease intangibles, in-place lease value and deferred leasing costs). Based upon consideration of the facts and circumstances surrounding the termination, the Company may write-off or accelerate the depreciation and amortization associated with the asset group. Such amounts are included within rental and other income for above- and below-market lease intangibles and depreciation and amortization for the remaining lease related asset groups in the consolidated statements of operations.

Real Estate Securities

Interest income is recognized using the effective interest method with any premium or discount amortized or accreted through earnings based on expected cash flow through the expected maturity date of the security. Changes to expected cash flow may result in a change to the yield which is then applied retrospectively for high-credit quality securities that cannot be prepaid or otherwise settled in such a way that the holder would not recover substantially all of the investment or prospectively for all other securities to recognize interest income.

Credit Losses and Impairment on Investments

Real Estate Debt Investments

Loans are considered impaired when, based on current information and events, it is probable that the Company will not be able to collect all principal and interest amounts due according to the contractual terms. The Company assesses the credit quality of the portfolio and adequacy of loan loss reserves on a quarterly basis or more frequently as necessary. Significant judgment of the Company is required in this analysis. The Company considers the estimated net recoverable value of the loan as well as other factors, including but not limited to the fair value of any collateral, the amount and the status of any senior debt, the quality and financial condition of the borrower and the competitive situation of the area where the underlying collateral is located. Because this determination is based on projections of future economic events, which are inherently subjective, the amount ultimately realized may differ materially from the carrying value as of the balance sheet date. If, upon completion of the assessment, the estimated fair value of the underlying collateral is less than the net carrying value of the loan, a loan loss reserve is recorded with a corresponding charge to provision for loan losses. The loan loss reserve for each loan is maintained at a level that is determined to be adequate by management to absorb probable losses.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Income recognition is suspended for a loan at the earlier of the date at which payments become 90-days past due or when, in the opinion of the Company, a full recovery of income and principal becomes doubtful. When the ultimate collectability of the principal of an impaired loan is in doubt, all payments are applied to principal under the cost recovery method. When the ultimate collectability of the principal of an impaired loan is not in doubt, contractual interest is recorded as interest income when received, under the cash basis method until an accrual is resumed when the loan becomes contractually current and performance is demonstrated to be resumed. Interest accrued and not collected will be reversed against interest income. A loan is written off when it is no longer realizable and/or legally discharged. As of September 30, 2017, the Company did not have any impaired CRE debt investments.

Operating Real Estate

The Company’s real estate portfolio is reviewed on a quarterly basis, or more frequently as necessary, to assess whether there are any indicators that the value of its operating real estate may be impaired or that its carrying value may not be recoverable. A property’s value is considered impaired if the Company’s estimate of the aggregate expected future undiscounted cash flow generated by the property is less than the carrying value. In conducting this review, the Company considers U.S. macroeconomic factors, real estate sector conditions and asset specific and other factors. To the extent an impairment has occurred, the loss is measured as the excess of the carrying value of the property over the estimated fair value and recorded in impairment on operating real estate in the consolidated statements of operations. As of September 30, 2017, the Company did not have any impaired operating real estate.

An allowance for a doubtful account for a tenant receivable is established based on a periodic review of aged receivables resulting from estimated losses due to the inability of tenants to make required rent and other payments contractually due. Additionally, the Company establishes, on a current basis, an allowance for future tenant credit losses on unbilled rent receivable based on an evaluation of the collectability of such amounts.

Real Estate Securities

CRE securities for which the fair value option is elected are not evaluated for other-than-temporary impairment (“OTTI”) as any change in fair value is recorded in the consolidated statements of operations. Realized losses on such securities are reclassified to realized gain (loss) on investments as losses occur.

CRE securities for which the fair value option is not elected are evaluated for OTTI quarterly. Impairment of a security is considered to be other-than-temporary when: (i) the holder has the intent to sell the impaired security; (ii) it is more likely than not the holder will be required to sell the security; or (iii) the holder does not expect to recover the entire amortized cost of the security. When a CRE security has been deemed to be other-than-temporarily impaired due to (i) or (ii), the security is written down to its fair value and an OTTI is recognized in the consolidated statements of operations. In the case of (iii), the security is written down to its fair value and the amount of OTTI is then bifurcated into: (a) the amount related to expected credit losses; and (b) the amount related to fair value adjustments in excess of expected credit losses. The portion of OTTI related to expected credit losses is recognized in the consolidated statements of operations. The remaining OTTI related to the valuation adjustment is recognized as a component of accumulated OCI in the consolidated statements of equity. CRE securities which are not high-credit quality are considered to have an OTTI if the security has an unrealized loss and there has been an adverse change in expected cash flow. The amount of OTTI is then bifurcated as discussed above. As of September 30, 2017, the Company did not have any OTTI recorded on its CRE securities.

Equity-Based Compensation

The Company accounts for equity-based compensation awards using the fair value method, which requires an estimate of fair value of the award at the time of grant. All fixed equity-based awards to directors, which have no vesting conditions other than time of service, are amortized to compensation expense over the awards’ vesting period on a straight-line basis. Equity-based compensation is classified within general and administrative expense in the consolidated statements of operations.

F-2-21

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Income Taxes

The Company elected to be taxed as a REIT and to comply with the related provisions of the Internal Revenue Code beginning in its taxable year ended December 31, 2010. Accordingly, the Company will generally not be subject to U.S. federal income tax to the extent of its distributions to stockholders as long as certain asset, income and share ownership tests are met. To maintain its qualification as a REIT, the Company must annually distribute at least 90% of its REIT taxable income to its stockholders and meet certain other requirements. The Company believes that all of the criteria to maintain the Company’s REIT qualification have been met for the applicable periods, but there can be no assurance that these criteria will continue to be met in subsequent periods. If the Company were to fail to meet these requirements, it would be subject to U.S. federal income tax and potential interest and penalties, which could have a material adverse impact on its results of operations and amounts available for distributions to its stockholders. The Company’s accounting policy with respect to interest and penalties is to classify these amounts as a component of income tax expense, where applicable.

The Company may also be subject to certain state, local and franchise taxes. Under certain circumstances, U.S. federal income and excise taxes may be due on its undistributed taxable income.

The Company made joint elections to treat certain subsidiaries as taxable REIT subsidiaries (“TRS”) which may be subject to U.S. federal, state and local income taxes. In general, a TRS of the Company may perform non-customary services for tenants, hold assets that the REIT cannot hold directly and may engage in most real estate or non-real estate-related business.

Certain subsidiaries of the Company are subject to taxation by federal, state and local authorities for the periods presented. Income taxes are accounted for by the asset/liability approach in accordance with U.S. GAAP. Deferred taxes, if any, represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. Such amounts arise from differences between the financial reporting and tax bases of assets and liabilities and are adjusted for changes in tax laws and tax rates in the period which such changes are enacted. A provision for income tax represents the total of income taxes paid or payable for the current period, plus the change in deferred taxes. Current and deferred taxes are recorded on the portion of earnings (losses) recognized by the Company with respect to its interest in TRSs. Deferred income tax assets and liabilities are calculated based on temporary differences between the Company’s U.S. GAAP consolidated financial statements and the federal, state and local tax basis of assets and liabilities as of the consolidated balance sheet date. The Company evaluates the realizability of its deferred tax assets (e.g., net operating loss and capital loss carryforwards) and recognizes a valuation allowance if, based on the available evidence, it is more likely than not that some portion or all of its deferred tax assets will not be realized. When evaluating the realizability of its deferred tax assets, the Company considers estimates of expected future taxable income, existing and projected book/tax differences, tax planning strategies available and the general and industry specific economic outlook. This realizability analysis is inherently subjective, as it requires the Company to forecast its business and general economic environment in future periods. Changes in estimate of deferred tax asset realizability, if any, are included in income tax benefit (expense) in the consolidated statements of operations.

For the three and nine months ended September 30, 2017, the Company recorded income tax benefit of less than $0.1 million and income tax expense of $0.6 million, respectively. For the three and nine months ended September 30, 2016, the Company recorded income tax expense of $0.8 million and $2.3 million, respectively.

Transfers of Financial Assets

Sale accounting for transfers of financial assets requires the transfer of an entire financial asset, a group of financial assets in its entirety or if a component of the financial asset is transferred, that component meets the definition of a participating interest by having characteristics that mirror the original financial asset.

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. If the Company has any continuing involvement, rights or obligations with the transferred financial asset (outside of standard representations and warranties), sale accounting would require that the transfer meets the following sale conditions: (1) the transferred asset has

F-2-22

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

been legally isolated; (2) the transferee has the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred asset; and (3) the Company does not maintain effective control over the transferred asset through an agreement that provides for (a) both an entitlement and an obligation by the Company to repurchase or redeem the asset before its maturity, or (b) the unilateral ability by the Company to reclaim the asset and a more than trivial benefit attributable to that ability, or (c) the transferee requiring the Company to repurchase the asset at a price so favorable to the transferee that it is probable the repurchase will occur.

If sale accounting is met, the transferred financial asset is removed from the balance sheet and a net gain or loss is recognized upon sale, taking into account any retained interests. Transfers of financial assets that do not meet the criteria for sale are accounted for as financing transactions, or secured borrowing. As of September 30, 2017, the carrying value of CRE debt investments that did not meet the requirements of sale accounting was $23.7 million and recorded in real estate debt investments, net with an offsetting secured borrowing recorded in loan collateral payable, net, related party of $23.4 million. Refer to Note 7, “Borrowings” for additional information.

Recent Accounting Pronouncements

Revenue Recognition- In May 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, requiring a company to recognize as revenue the amount of consideration it expects to be entitled to in connection with the transfer of promised goods or services to customers. The accounting standard update will replace most of the existing revenue recognition guidance currently promulgated by U.S. GAAP. In July 2015, the FASB decided to delay the effective date of the new revenue standard by one year. The effective date of the new revenue standard for the Company will be January 1, 2018. The Company has commenced the process of adopting the new revenue standard; including forming a project team and compiling an inventory of the sources of revenue the Company expects will be impacted by the adoption of this standard. The Company plans to adopt the standard on its required effective date of January 1, 2018 using the modified retrospective approach. The new revenue standard specifically excludes revenue streams for which specific guidance is stipulated in other sections of the codification, therefore it will not impact rental income or interest income generated on financial instruments such as preferred equity investments. The Company’s escalation income includes certain lease-related executory cost payments (i.e., utilities, common area maintenance), which are considered non-lease components and subject to the new standard on revenue recognition. The Company expects to apply the revenue recognition guidance related to its non-lease components within leases on January 1, 2019, upon its adoption of the lease accounting update. While this revenue stream is subject to the application of the new revenue standard, the Company believes that the pattern and timing of recognition of income will be consistent with the current accounting model.

Financial Instruments- In January 2016, the FASB issued ASU No. 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities. ASU 2016-01 addresses certain aspects of accounting and disclosure requirements of financial instruments, including the requirement that equity investments with readily determinable fair value be measured at fair value with changes in fair value recognized in results of operations. The new guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. The Company does not have any equity investments with readily determinable fair value recorded as available-for-sale. The Company does not believe that this guidance will have a material impact on its consolidated financial statements and related disclosures.

Leases- In February 2016, the FASB issued ASU No. 2016-02, Leases, which sets out the principles for the recognition, measurement, presentation, and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The update requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase of the leased asset by the lessee. This classification will determine whether the lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. Additionally, the new update will require that lessees and lessors capitalize, as initial

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

direct costs, only those costs that are incurred due to the execution of a lease. Under this guidance, allocated payroll costs and other costs that are incurred regardless of whether the lease is obtained will no longer be capitalized as initial direct costs and instead will be expensed as incurred. The new guidance is to be applied using a modified retrospective approach at the beginning of the earliest comparative period in the financial statements and is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is currently assessing the potential effect the adoption of this guidance will have on its consolidated financial statements and related disclosures.

Equity Method of Accounting- In March 2016, the FASB issued ASU No. 2016-07, Investments- Equity Method and Joint Ventures (Topic 323), Simplifying the Transition to the Equity Method of Accounting, which eliminates the requirement for an investor to retroactively apply the equity method when its increase in ownership interest (or degree of influence) in an investee triggers equity method accounting. The update requires that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. The update should be applied prospectively upon its effective date to increases in the level of ownership interests or degree of influence that results in the adoption of the equity method. The guidance is effective for fiscal years beginning after December 15, 2016 and interim periods within those fiscal years. The Company adopted the new guidance prospectively on January 1, 2017 and the adoption of this standard did not have a material impact on its consolidated financial statements and related disclosures.

Equity-Based Compensation- In March 2016, the FASB issued ASU No. 2016-09, Improvements to Share-Based Payment Accounting, which amends several aspects of the accounting for equity-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities and classification on the statements of cash flows. The guidance is effective for interim and annual reporting periods in fiscal years beginning after December 15, 2016. The Company adopted the new guidance prospectively on January 1, 2017 and the adoption of this standard did not have a material impact on its consolidated financial statements and related disclosures.

Credit Losses- In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments- Credit Losses, which changes the impairment model for certain financial instruments by requiring companies to recognize an allowance for expected losses, rather than incurred losses as required currently by the incurred loss approach. The guidance will apply to most financial assets measured at amortized cost and certain other instruments, including trade and other receivables, loans, held-to-maturity debt securities, net investments in leases and off-balance-sheet credit exposures (e.g., loan commitments). The new guidance is effective for reporting periods beginning after December 15, 2019 and will be applied as a cumulative adjustment to retained earnings as of the effective date. The Company is currently assessing the potential effect the adoption of this guidance will have on its consolidated financial statements and related disclosures.

Cash Flow Classifications- In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments, which makes eight targeted changes to how cash receipts and cash payments are presented and classified in the statement of cash flows. The guidance is effective for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The new guidance requires adoption on a retrospective basis unless it is impracticable to apply, in which case the company would be required to apply the amendments prospectively as of the earliest date practicable. The Company does not believe that this guidance will have a material impact on its consolidated financial statements and related disclosures.

Restricted Cash- In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows: Restricted Cash, which requires entities to show the changes in the total of cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. Entities will no longer present transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. The guidance is effective for reporting periods beginning after December 15, 2017 and will be applied retrospectively to all periods presented. The Company does not believe that this guidance will have a material impact on its consolidated financial statements and related disclosures.

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(Unaudited)

Business Combinations- In January 2017, the FASB issued ASU No. 2017-01, Clarifying the Definition of a Business, which amends the guidance for determining whether a transaction involves the purchase or disposal of a business or an asset. The amendments clarify that when substantially all of the fair value of the gross assets acquired or disposed of is concentrated in a single identifiable asset or a group of similar identifiable assets, the set of transferred assets and activities is not a business. The guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. The amendments in this update will be applied on a prospective basis. The Company expects that most acquisitions of real estate or in-substance real estate will not meet the revised definition of a business because substantially all of the fair value is concentrated in a single identifiable asset or group of similar identifiable assets (i.e. land, buildings, and related intangible assets). A significant difference between the accounting for an asset acquisition and a business combination is that transaction costs are capitalized for an asset acquisition, rather than expensed for a business combination. The Company plans to adopt the standard on its required effective date of January 1, 2018. The Company does not believe that this guidance will have a material impact on its consolidated financial statements and related disclosures.

Derecognition and Partial Sales of Nonfinancial Assets- In February 2017, the FASB issued ASU No. 2017-05, Clarifying the Scope of Asset Derecognition and Accounting for Partial Sales of Nonfinancial Assets, which clarifies the scope and application of recently established guidance on recognition of gains and losses from derecognition of non-financial assets, and defines in-substance non-financial assets. In addition, the guidance clarifies the accounting for partial sales of non-financial assets to be more consistent with the accounting for sale of a business. Specifically, in a partial sale to a non-customer, when a non-controlling interest is received or retained, the latter is considered a non-cash consideration and measured at fair value, which would result in full gain or loss recognized upon sale. This guidance has the same effective date as the new revenue guidance, which is January 1, 2018, with early adoption permitted beginning January 1, 2017. Both the revenue guidance and this update must be adopted concurrently. While the transition method is similar to the new revenue guidance, either full retrospective or modified retrospective, the transition approach need not be aligned between both updates. The Company plans to adopt the standard on its required effective date of January 1, 2018 using the modified retrospective approach. The Company does not believe that this guidance will have a material impact on its consolidated financial statements and related disclosures.

3.	Real Estate Debt Investments

The following table presents CRE debt investments as of September 30, 2017 (dollars in thousands):

	Count	Principal Amount(1)	Carrying Value(2)	Allocation by Investment Type(3)	Weighted Average			Floating Rate as % of Principal Amount
Asset Type:					Fixed Rate	Spread over LIBOR(4)	Total Unleveraged Current Yield
First mortgage loans(5)	8	$196,075	$196,125	53.5%	—%	5.67%	7.34%	100.0%
Mezzanine loans(5)	5	79,340	79,328	21.6%	12.23%	11.00%	12.33%	35.9%
Preferred equity interests(6)	1	91,417	91,809	24.9%	10.00%	—%	10.00%	—%

Total/Weighted average	14	$366,832	$367,262	100.0%	10.80%	6.35%	9.09%	61.2%

Real estate debt, held for sale(7)	1	$150,150	$150,150	N/A	—%	6.20%	7.51%	100.0%

(1)	As of September 30, 2017, there were no future funding commitments.
(2)

Certain CRE debt investments, including loan collateral receivable, related party, serve as collateral for financing transactions including $314.6 million for term loan facilities and $23.7 million for secured borrowings (refer to Note 7). The remainder is unleveraged.

(3)	Based on principal amount.
(4)

Includes a fixed minimum LIBOR rate (“LIBOR floor”), as applicable. As of September 30, 2017, the Company had $318.9 million principal amount of floating-rate loans subject to a weighted average LIBOR floor of 0.68%.

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(Unaudited)

(5)

During the nine months ended September 30, 2017, the Company originated one mezzanine loan with an aggregate committed principal amount of $12.0 million and received $242.1 million related to the repayment of four first mortgage loans and one mezzanine loan.

(6)

Represents a preferred equity interest originated through a joint venture with affiliates of RXR Realty LLC (“RXR”). The Company’s proportionate interest of the loan is 90%, representing $82.3 million of the carrying value. The Company consolidates the loan and records RXR’s investment as a non-controlling interest.

(7)

In August 2017, pursuant to the Combination Agreement, the Company committed to sell to the Sponsor a $65 million senior interest in one $150.2 million first mortgage loan at par to the extent that the Company does not otherwise sell such loan to a third party. The junior interest of such loan (or, in the case of a sale to a third party, any unsold portion) will be transferred to a liquidating trust for the benefit of the Company’s stockholders. The first mortgage loan is financed on a term loan facility for a total of $46.9 million.

The following table presents CRE debt investments as of December 31, 2016 (dollars in thousands):

Asset Type:	Count	Principal Amount(1)	Carrying Value(2)	Allocation by Investment Type(3)	Weighted Average			Floating Rate as % of Principal Amount
					Fixed Rate	Spread over LIBOR(4)	Total Unleveraged Current Yield
First mortgage loans	13	$570,339	$564,722	74.3%	15.00%	5.80%	7.31%	92.5%
Mezzanine loans	5	109,832	92,814	14.3%	12.16%	9.29%	11.24%	55.3%
Preferred equity interests(5)	1	87,323	87,787	11.4%	10.00%	—%	10.00%	—%

Total/Weighted average	19	$767,494	$745,323	100.0%	11.79%	6.07%	8.12%	76.6%

(1)	Includes future funding commitments of $23.2 million.
(2)

Certain CRE debt investments serve as collateral for financing transactions including carrying value of $70.7 million for a securitization financing transaction, $364.6 million for term loan facilities and $23.7 million for secured borrowings (refer to Note 7). The remainder is unleveraged.

(3)	Based on principal amount.
(4)	Includes a fixed minimum LIBOR floor, as applicable. As of December 31, 2016, the Company had $531.9 million principal amount of floating-rate loans subject to a weighted average LIBOR floor of 0.34%.
(5)

Represents a preferred equity interest originated through a joint venture with affiliates of RXR. The Company’s proportionate interest of the loan is 90%, representing $78.6 million of the carrying value. The Company consolidates the loan and records RXR’s investment as a non-controlling interest.

The following table presents maturities of CRE debt investments based on principal amount as of September 30, 2017 (dollars in thousands):

	Current Maturity	Maturity Including Extensions(1)
October 1 to December 31, 2017	$55,654	$36,304
Years Ending December 31:
2018	25,051	19,350
2019	91,251	27,500
2020	12,000	34,500
2021	91,417	54,302
Thereafter	91,459	194,876

Total	$366,832	$366,832

(1)	Assumes that all debt with extension options will qualify for extension at such maturity according to the conditions set forth in the governing documents.

As of September 30, 2017, the weighted average maturity, including extensions, of CRE debt investments was 4.7 years.

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(Unaudited)

Credit Quality Monitoring

CRE debt investments are typically loans secured by direct senior priority liens on real estate properties or by interests in entities that directly own real estate properties, which serve as the primary source of cash for the payment of principal and interest. The Company evaluates its debt investments at least quarterly and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual debt service in accordance with its contractual terms and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company categorizes a debt investment for which it expects to receive full payment of contractual principal and interest payments as “performing.” The Company will categorize a weaker credit quality debt investment that is currently performing, but for which it believes future collection of all or some portion of principal and interest is in doubt, into a category called “performing with a loan loss reserve.” The Company will categorize a weaker credit quality debt investment that is not performing, which the Company defines as a loan in maturity default and/or past due at least 90 days on its contractual debt service payments, as a non-performing loan (“NPL”). The Company’s definition of an NPL may differ from that of other companies that track NPLs.

As of September 30, 2017, all CRE debt investments were performing in accordance with the contractual terms of their governing documents in all material respects and were categorized as performing loans. There were no CRE debt investments with contractual payments past due as of September 30, 2017 and December 31, 2016. For the nine months ended September 30, 2017, two CRE debt investments each contributed more than 10.0% of interest income, of which one debt investment was classified as held for sale.

4.	Operating Real Estate

The following table presents operating real estate, net, as of September 30, 2017 and December 31, 2016 (dollars in thousands):

	September 30, 2017 (Unaudited)	December 31, 2016
Land and improvements	$96,232	$96,011
Buildings and improvements(1)	435,319	430,776
Furniture, fixtures and equipment	5,408	4,472

Subtotal	$536,959	$531,259
Less: Accumulated depreciation	(59,428)	(42,420)

Operating real estate, net	$477,531	$488,839

(1)	Includes tenant improvements.

5.	Investments in Unconsolidated Ventures

Investments in Private Equity Funds

The Company completed the acquisition of a $118.0 million portfolio of PE Investments in February 2013 (“PE Investment I”), a $75.7 million portfolio of PE Investments in July 2013 (“PE Investment IIA”), a $26.5 million portfolio of PE Investments in February 2016 (“PE Investment IIB”), and a $23.1 million portfolio of PE Investments in March 2016 (“PE Investment III”). PE Investment I, IIA, and IIB own PE Investments indirectly through unconsolidated ventures and PE Investment III owns PE Investments directly. The Company elected the fair value option for PE Investments. As a result, the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Company records equity in earnings (losses) based on the change in fair value for its share of the projected future cash flow from one period to another. All PE Investments are considered voting interest entities, except for PE Investment III. PE Investment I, IIA and IIB are considered voting interest entities and are not consolidated by the Company due to the substantive participating rights of the partners in joint ventures that own the interests in the real estate private equity funds. The Company does not consolidate the underlying real estate private equity funds owned in PE Investment III as it neither owns a majority voting interest in any such funds nor is it the primary beneficiary of such funds.

Summary

The following table summarizes the Company’s PE Investment acquisitions (dollars in thousands):

PE Investment	Initial Closing Date	NAV Reference Date(1)	Number of Funds	Purchase Price	Expected Future Contributions
PE Investment I	February 15, 2013	June 30, 2012	49	$118,035	$60
PE Investment IIA	July 3, 2013	September 30, 2012	24	75,721	—
PE Investment IIB	February 9, 2016	September 30, 2015	—	26,498	—
PE Investment III	March 30, 2016	March 31, 2015	2	23,063	—

Total			75	$243,317	$60

(1)	Represents the net asset value (“NAV”) date that served as the basis for the purchase price on which the Company agreed to acquire the respective PE Investment.

The following tables summarize the Company’s PE Investments as of September 30, 2017 and December 31, 2016 and activity for the three and nine months ended September 30, 2017 and 2016 (dollars in thousands):

	Carrying Value		Three Months Ended September 30, 2017			Three Months Ended September 30, 2016
PE Investment	September 30, 2017 (Unaudited)	December 31, 2016	Equity in Earnings	Distributions	Contributions(1)	Equity in Earnings	Distributions	Contributions(1)
PE Investment I(2)	$19,494	$31,655	$420	$6,110	$312	$2,061	$7,895	$—
PE Investment IIA(3)	12,633	23,360	128	—	—	1,351	5,398	3
PE Investment IIB(3)	8,792	19,329	264	—	—	1,846	5,037	—
PE Investment III(4)	14,482	16,235	228	1,846	69	317	76	—

Total	$55,401	$90,579	$1,040	$7,956	$381	$5,575	$18,406	$3

(1)	Includes initial investments, before closing statement adjustments for distributions and contributions, and subsequent contributions, including deferred purchase price fundings.
(2)	For PE Investment I, the Company recorded an unrealized loss of $1.5 million and less than $0.1 million for the three months ended September 30, 2017 and 2016, respectively.
(3)

As of September 30, 2017, the Company’s share of the combined deferred amount for PE Investment IIA and PE Investment IIB was $72.8 million. The deferred amount will be paid in multiple installments throughout 2017 and 2018 and is expected to be paid from the distributions received from the underlying investments in PE Investment IIA and PE Investment IIB. The Company guaranteed its proportionate interest of the deferred amount. The Company determined there was an immaterial amount of fair value related to the guarantee. In October 2017, PE Investment IIA and PE Investment IIB collectively paid $16.9 million of the deferred amount.

(4)

As of September 30, 2017, the deferred purchase price for PE Investment III recorded in other liabilities was $3.4 million. The remaining portion of the purchase price will be paid on December 31, 2017.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

	Carrying Value		Nine months ended September 30, 2017			Nine Months Ended September 30, 2016
PE Investment	September 30, 2017 (Unaudited)	December 31, 2016	Equity in Earnings	Distributions	Contributions(1)	Equity in Earnings	Distributions	Contributions(1)
PE Investment I(2)	$19,494	$31,655	$1,987	$12,997	$336	$7,766	$28,039	$206
PE Investment IIA(3)	12,633	23,360	1,568	19,002	6,707	4,709	16,921	7,824
PE Investment IIB(3)	8,792	19,329	2,443	19,185	6,205	5,494	14,302	33,798
PE Investment III(4)	14,482	16,235	555	2,514	206	1,006	1,981	16,545

Total	$55,401	$90,579	$6,553	$53,698	$13,454	$18,975	$61,243	$58,373

(1)	Includes initial investments, before closing statement adjustments for distributions and contributions, and subsequent contributions, including deferred purchase price fundings.
(2)	For PE Investment I, the Company recorded an unrealized loss of $1.5 million and $3.4 million for the nine months ended September 30, 2017 and 2016, respectively.
(3)

As of September 30, 2017, the Company’s share of the combined deferred amount for PE Investment IIA and PE Investment IIB was $72.8 million. The deferred amount will be paid in multiple installments throughout 2017 and 2018 and is expected to be paid from the distributions received from the underlying investments in PE Investment IIA and PE Investment IIB. The Company guaranteed its proportionate interest of the deferred amount. The Company determined there was an immaterial amount of fair value related to the guarantee. In October 2017, PE Investment IIA and PE Investment IIB collectively paid $16.9 million of the deferred amount.

(4)

As of September 30, 2017, the deferred purchase price for PE Investment III recorded in other liabilities was $3.4 million. The remaining portion of the purchase price will be paid on December 31, 2017.

Other

In June 2014, the Company entered into a joint venture with affiliates of RXR to originate a mezzanine loan. The mezzanine loan had a principal amount of $183.7 million, including future funding commitments. The joint venture owned 50.0% of the mezzanine loan, of which the Company’s interest in the joint venture was 78.0%. In January 2016, the Company’s participation was sold at par value of $59.8 million. For the nine months ended September 30, 2016, the Company recognized equity in earnings of $0.7 million.

6.	Real Estate Securities, Available for Sale

Investments in CRE Securities

CRE securities are comprised of CMBS backed by a pool of CRE loans which are typically well-diversified by type and geography. The following table presents CMBS investments as of September 30, 2017 and December 31, 2016 (dollars in thousands):

							Weighted Average
		Principal Amount(1)	Amortized Cost	Cumulative Unrealized on Investments		Fair Value		Unleveraged Current Yield
As of Date:	Count			Gain	(Loss)		Coupon(2)
September 30, 2017 (Unaudited)	20	$210,157	$127,304	$22,284	$(1,430)	$148,158	3.63%	10.01%
December 31, 2016	11	138,438	73,800	21,616	(1,441)	93,975	3.85%	10.78%

(1)	Certain CRE securities serve as collateral for financing transactions including carrying value of $67.9 million for the CMBS Credit Facilities (refer to Note 7). The remainder is unleveraged.
(2)	All CMBS are fixed rate.

The Company recorded unrealized loss in OCI for the three months ended September 30, 2017 of $0.5 million and unrealized gain for the nine months ended September 30, 2017 of $0.7 million. The Company recorded unrealized loss in OCI for the three months ended September 30, 2016 of $0.9 million and unrealized gain in OCI for the nine months ended September 30, 2016 of $1.3 million. As of September 30, 2017, the Company held eight securities with an aggregate carrying value of $56.1 million with an unrealized loss of $1.4 million, none of which were in an unrealized loss position for a period of

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

greater than 12 months. Based on management’s quarterly evaluation, no OTTI was identified related to these securities. The Company does not intend to sell these securities and it is more likely than not that the Company will not be required to sell these securities prior to recovery of its amortized cost basis, which may be at maturity.

As of September 30, 2017, the weighted average contractual maturity of CRE securities was 31.5 years with an expected maturity of 6.9 years.

Investments in Investing VIEs

In June 2017, the Company purchased the subordinate tranches of the $959.0 million securitization trust (UBS 2017-C1), which is secured by a pool of 67 mortgage loans. The securitization trust issued $846.3 million of permanent, non-recourse, investment grade securitization bonds, or offered certificates, which were purchased by unrelated third parties, and $112.7 million of subordinate non-offered certificates. The Company purchased $102.6 million of the non-offered certificates at a discount to par of $51.4 million, or 50.1%. The non-offered certificates have a fixed coupon of 4.84% and produce a bond equivalent yield of 10.35%.

The Company is the securitization trust’s directing certificate holder and has the ability to appoint and replace the special servicer on all mortgage loans. As such, U.S. GAAP requires the Company to consolidate the assets, liabilities, income and expenses of the securitization trust as an Investing VIE. Refer to Note 2, “Summary of Significant Accounting Policies” for further discussion on Investing VIEs.

Other than the securities represented by the Company’s subordinate tranches of the securitization trust, the Company does not have any claim to the assets or exposure to the liabilities of the securitization trust. The original issuer, an unrelated third party, guarantees the interest and principal payments related to the investment grade securitization bonds in the securitization trust, therefore these obligations do not have any recourse to the general credit of the Company as the consolidator of the securitization trust. The Company’s maximum exposure to loss would not exceed the carrying value of its retained investment in the securitization trust, or the subordinate tranches of the securitization trust.

The following table presents the assets and liabilities recorded on the consolidated balance sheets attributable to the securitization trust as of September 30, 2017 (dollars in thousands):

September 30, 2017 (Unaudited)
Assets
Mortgage loans held in a securitization trust, at fair value	$922,034
Receivables, net	3,876

Total assets	$925,910

Liabilities
Mortgage obligations issued by a securitization trust, at fair value	$870,075
Accounts payable and accrued expenses	3,876

Total liabilities	$873,951

As of September 30, 2017, the mortgage loans and the related mortgage obligations held in the securitization trust had an unpaid principal balance of $957.5 million and $854.9 million, respectively.

The Company elected the fair value option to measure the assets and liabilities of the securitization trust, which requires that changes in valuations of the securitization trust be reflected in the Company’s consolidated statements of operations.

The difference between the carrying values of the mortgage loans held in a securitization trust and the carrying value of the mortgage obligations issued by a securitization trust was $52.0 million as of September 30, 2017 and approximates the fair

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(Unaudited)

value of the Company’s underlying investment in the subordinate tranches of the securitization trust. Refer to Note 12, “Fair Value” for a description of the valuation techniques used to measure fair value of assets and liabilities of the Investing VIE.

The following table presents the activity recorded for the three and nine months ended September 30, 2017 related to the consolidated securitization trust on the consolidated statement of operations. Approximately, $2.0 million and $2.2 million for the three and nine months ended September 30, 2017, respectively, relates to net income attributable to the Company’s common stockholders generated from the Company’s investment in the subordinate tranches of the securitization trust (dollars in thousands):

	Three Months Ended September 30, 2017 (Unaudited)	Nine Months Ended September 30, 2017 (Unaudited)
Statement of Operations
Interest income on mortgage loans held in a securitization trust	$11,892	$15,774
Interest expense on mortgage obligations issued by a securitization trust	(10,582)	(14,202)

Net interest income	1,310	1,572
Other expenses related to securitization trust	42	55
Unrealized gain (loss) on mortgage loans and obligations held in a securitization trust, net	725	725

Net income attributable to NorthStar Real Estate Income Trust, Inc. common stockholders	$1,993	$2,242

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

7.	Borrowings

The following table presents borrowings as of September 30, 2017 and December 31, 2016 (dollars in thousands):

						September 30, 2017 (Unaudited)		December 31, 2016
	Capacity ($)	Recourse vs. Non-Recourse	Final Maturity	Contractual Interest Rate		Principal Amount(1)	Carrying Value(1)	Principal Amount(1)	Carrying Value(1)
Securitization bonds payable, net
Securitization financing transaction		Non-recourse(2)	Aug-29	LIBOR + 5.00%		$—	$—	$39,762	$39,762

Mortgage notes payable, net
Multifamily 1		Non-recourse(2)	Dec-23	4.84%		43,500	43,019	43,500	42,967
Multifamily 2		Non-recourse(2)	Dec-23	4.94%		43,000	42,493	43,000	42,440
Office 1		Non-recourse(2)	Oct-24	4.47%		108,850	108,617	108,850	108,595
Office 2		Non-recourse(2)	Jan-25	4.30%		77,700	77,548	77,700	77,535
Student housing 1		Non-recourse(2)	Jan-24	5.15%		16,000	15,794	16,000	15,774
Student housing 2(3)		Non-recourse(2)	Dec-20	5.27%		12,249	12,438	12,411	12,644
Student housing 3		Non-recourse(2)	Nov-26	3.98%		24,750	24,506	24,750	24,485
Industrial 1		Non-recourse(2)	Apr-21	LIBOR + 2.50%		71,062	70,488	70,402	68,970

Subtotal mortgage notes payable, net						397,111	394,903	396,613	393,410

Term loan facilities
Citibank facility	$150,000	Limited Recourse(4)	Oct-21(5)	LIBOR + 2.63%	(6)	24,150	24,150	21,350	21,350
Deutsche Bank facility	200,000	Limited Recourse(7)	Mar-18	LIBOR + 2.38%	(8)	101,731	101,731	112,919	112,919
Morgan Stanley facility	200,000	Limited Recourse(9)	Oct-18(10)	LIBOR + 2.50%	(11)	10,850	10,850	92,700	92,700

Subtotal term loan facilities	$550,000					136,731	136,731	226,969	226,969

CMBS credit facilities
UBS facility		Recourse	(12)			—	—	—	—
Morgan Stanley facility		Recourse	(12)			—	—	—	—
Citibank facility		Recourse	(12)	LIBOR + 1.46%		29,143	29,143	11,034	11,034
Merrill Lynch facility		Recourse	(12)	LIBOR + 1.50%		—	—	2,989	2,989
JP Morgan facility		Recourse	(12)	LIBOR + 1.50%		19,854	19,854	8,164	8,164

Subtotal CMBS credit facilities						48,997	48,997	22,187	22,187

Subtotal credit facilities						185,728	185,728	249,156	249,156

Loan collateral payable, net, related party
Secured borrowing(13)		Non-recourse	May-19	LIBOR + 3.08%		23,729	23,408	23,729	23,261

Total						$606,568	$604,039	$709,260	$705,589

(1)

Difference between principal amount and carrying value of mortgage notes payable, net and loan collateral payable, net, related party is attributable to deferred financing costs, net and premium on a mortgage note payable.

(2)	Subject to customary non-recourse carveouts.
(3)	Represents two separate senior mortgage notes with a weighted average maturity of December 1, 2020 and weighted average interest rate of 5.27%.
(4)

Recourse solely with respect to 25.0% of the repurchase price for purchased assets with a lender debt yield equal to or greater than 10.0% at the time of financing plus 100.0% of the repurchase price for purchased assets with a lender debt yield less than 10.0% at the time of financing.

(5)

The next maturity date is October 18, 2018, with three, one-year extensions available at the option of the Company, which may be exercised upon the satisfaction of certain customary conditions set forth in the governing documents.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

(6)	The contractual interest rate depends upon asset type and characteristics. As of September 30, 2017 the rate was one-month LIBOR plus 2.63%.
(7)

Recourse solely with respect to the greater of: (i) 25.0% of the financed amount of stabilized loans plus the financed amount of transitional loans or (ii) the lesser of $25.0 million or the aggregate financed amount of all loans.

(8)	Represents the weighted average spread as of September 30, 2017. The contractual interest rate depends upon asset type and characteristics and ranges from one-month LIBOR plus 2.25% to 2.62%.
(9)	Recourse solely with respect to 25.0% of the financed amount.
(10)	The initial maturity is October 13, 2018. The Company may, at its option, extend the facility for one-year periods indefinitely, subject to the approval of the global financial institution.
(11)	The contractual interest rate depends upon asset type and characteristics. As of September 30, 2017 the rate was one-month LIBOR plus 2.50%.
(12)	The maturity dates on the CMBS Credit Facilities are dependent upon asset type and will typically range from two to three months.
(13)

Represents a secured borrowing financing transaction recorded in loan collateral payable, net, related party in connection with three first mortgage loans recorded in real estate debt investments, net. Refer to discussion below for additional detail.

The following table presents scheduled principal on borrowings, based on final maturity as of September 30, 2017 (dollars in thousands):

	Total	Mortgage Notes Payable, Net	Credit Facilities	Loan collateral payable, net, related party
October 1 to December 31, 2017	$48,997	$—	$48,997	$—
Years Ending December 31:
2018	112,581	—	112,581	—
2019	23,729	—	—	23,729
2020	12,249	12,249	—	—
2021	337,950	313,800	24,150	—
Thereafter	71,062	71,062	—	—

Total	$606,568	$397,111	$185,728	$23,729

Securitization Financing Transactions

The Company entered into two securitization financing transactions collateralized by CRE debt investments. All of the securitization bonds related to the two securitization financing transactions were repaid in January 2015 and January 2017, respectively, and therefore, the Company no longer holds any interest in securitization financing transactions.

Term Loan Facilities

The Company, through subsidiaries, has entered into credit facility agreements with multiple global financial institutions to provide an aggregate principal amount of up to $550.0 million to finance the origination of first mortgage loans and senior loan participations secured by CRE (“Term Loan Facilities”). The Company agreed to guarantee certain obligations under the Term Loan Facilities, which contain representations, warranties, covenants, conditions precedent to funding, events of default and indemnities that are customary for agreements of this type. The Term Loan Facilities act as revolving loan facilities that can be paid down as assets are repaid or sold and re-drawn upon for new investments. As of September 30, 2017, the Company was in compliance with all of its financial covenants under the Term Loan Facilities.

As of September 30, 2017, the Company had $314.6 million carrying value of CRE debt investments, including loan collateral receivable, related party, financed with $136.7 million under the Term Loan Facilities.

CMBS Credit Facilities

As of September 30, 2017, the Company has entered into five master repurchase agreements (collectively the “CMBS Credit Facilities”) to finance CMBS investments. The CMBS Credit Facilities are on a recourse basis and contain representations, warranties, covenants, conditions precedent to funding, events of default and indemnities that are customary for agreements

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

of this type. As of September 30, 2017, the Company had $67.9 million carrying value of CRE securities, financed with $49.0 million under its CMBS Credit Facilities.

Secured Borrowing

In November 2016, the Company bifurcated three first mortgage loans with an aggregate principal amount of $44.4 million into senior participations in mortgage loans of $29.5 million and junior participations in the related mortgage loans of $14.9 million to facilitate the financing of the mortgage loans through a securitization financing transaction entered into by NorthStar Income II. The Company sold three senior participations at cost into the securitization transaction. The Company did not retain any legal interest in the senior participations and retained the junior participations on an unleveraged basis. As a result of U.S. GAAP requirements for transfers of financial assets, the senior participations transferred into the securitization financing transaction are accounted for as a secured borrowing and presented as loan collateral payable, net, related party on the Company’s consolidated balance sheets. Refer to Note 2, “Summary of Significant Accounting Policies” for additional information. As of September 30, 2017, the carrying value of CRE debt investments recorded in real estate debt investments, net was $23.7 million with an offsetting secured borrowing recorded in loan collateral payable, net, related party of $23.4 million.

8.	Related Party Arrangements

Advisor

Subject to certain restrictions and limitations, the Advisor is responsible for managing the Company’s affairs on a day-to-day basis and for identifying, originating, acquiring and asset managing investments on behalf of the Company. The Advisor may delegate certain of its obligations to affiliated entities, which may be organized under the laws of the United States or foreign jurisdictions. References to the Advisor include the Advisor and any such affiliated entities. For such services, to the extent permitted by law and regulations, the Advisor receives fees and reimbursement from the Company. Pursuant to the advisory agreement, the Advisor may defer or waive fees in its discretion. Below is a description and table of the fees and reimbursements incurred to the Advisor.

In June 2017, the advisory agreement was renewed for an additional one-year term commencing on June 30, 2017 upon terms identical to those in effect through June 30, 2017.

Fees to Advisor

Asset Management Fee

The Advisor receives a monthly asset management fee equal to one-twelfth of 1.25% of the sum of the amount funded or allocated for CRE investments, including expenses and any financing attributable to such investments, less any principal received on debt and securities investments (or the proportionate share thereof in the case of an investment made through a joint venture).

Incentive Fee

The Advisor is entitled to receive distributions equal to 15.0% of net cash flows of the Company, whether from continuing operations, repayment of loans, disposition of assets or otherwise, but only after stockholders have received, in the aggregate, cumulative distributions equal to their invested capital plus an 8.0% cumulative, non-compounded annual pre-tax return on such invested capital.

Acquisition Fee

The Advisor also receives fees for providing structuring, diligence, underwriting advice and related services in connection with real estate acquisitions equal to 1.0% of the amount funded or allocated by the Company to originate or acquire investments, including acquisition costs and any financing attributable to such investments (or the proportionate share thereof in the case of an investment made through a joint venture). A fee paid to the Advisor in connection with the origination or

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

acquisition of CRE debt investments is included in CRE debt investments, net on the consolidated balance sheets and is amortized to interest income over the life of the investment using the effective interest method. An acquisition fee incurred related to an equity investment will generally be expensed as incurred. A fee paid to the Advisor in connection with an acquisition of an equity or debt investment in an unconsolidated joint venture is included in investments in unconsolidated ventures on the consolidated balance sheets.

Disposition Fee

For substantial assistance in connection with the sale of investments and based on the services provided, as determined by the Company’s independent directors, the Advisor receives a disposition fee up to 1.0% of the contract sales price of each CRE investment sold. The Company does not pay a disposition fee upon the maturity, prepayment, workout, modification or extension of a CRE debt investment unless there is a corresponding fee paid by the borrower, in which case the disposition fee is the lesser of: (i) 1.0% of the principal amount of the CRE debt investment prior to such transaction or (ii) the amount of the fee paid by the borrower in connection with such transaction. If the Company takes ownership of a property as a result of a workout or foreclosure of a CRE debt investment, the Company will pay a disposition fee upon the sale of such property. A disposition fee from the sale of a CRE investment is generally expensed and included in asset management and other fees, related party in the Company’s consolidated statements of operations. A disposition fee for a CRE debt investment incurred in a transaction other than a sale is included in CRE debt investments, net on the consolidated balance sheets and is amortized to interest income over the life of the investment using the effective interest method.

Reimbursements to Advisor

Operating Costs

The Advisor is entitled to receive reimbursement for direct and indirect operating costs incurred by the Advisor in connection with administrative services provided to the Company. The Advisor allocates, in good faith, indirect costs to the Company related to the Advisor’s and its affiliates’ employees, occupancy and other general and administrative costs and expenses in accordance with the terms of, and subject to the limitations contained in, the advisory agreement with the Advisor. The indirect costs include the Company’s allocable share of the Advisor’s compensation and benefit costs associated with dedicated or partially dedicated personnel who spend all or a portion of their time managing the Company’s affairs, based upon the percentage of time devoted by such personnel to the Company’s affairs. The indirect costs also include rental and occupancy, technology, office supplies, travel and entertainment and other general and administrative costs and expenses. However, there is no reimbursement for personnel costs related to executive officers (although there may be reimbursement for certain executive officers of the Advisor) and other personnel involved in activities for which the Advisor receives an acquisition fee or a disposition fee. The Advisor allocates these costs to the Company relative to its and its affiliates’ other managed companies in good faith and has reviewed the allocation with the Company’s board of directors, including its independent directors. The Advisor updates the board of directors on a quarterly basis of any material changes to the expense allocation and provides a detailed review to the board of directors, at least annually, and as otherwise requested by the board of directors. The Company reimburses the Advisor quarterly for operating costs (including the asset management fee) based on a calculation for the four preceding fiscal quarters not to exceed the greater of: (i) 2.0% of its average invested assets or (ii) 25.0% of its net income determined without reduction for any additions to reserves for depreciation, loan losses or other similar non-cash reserves and excluding any gain from the sale of assets for that period. Notwithstanding the above, the Company may reimburse the Advisor for expenses in excess of this limitation if a majority of the Company’s independent directors determines that such excess expenses are justified based on unusual and non-recurring factors. The Company calculates the expense reimbursement quarterly based upon the trailing twelve-month period.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Summary of Fees and Reimbursements

The following table presents the fees and reimbursements incurred to the Advisor for the nine months ended September 30, 2017 and the amount due to related party as of September 30, 2017 and December 31, 2016 (dollars in thousands):

Type of Fee or Reimbursement	Financial Statement Location	Due to Related Party as of December 31, 2016	Nine Months Ended September 30, 2017		Due to Related Party as of September 30, 2017 (Unaudited)
			Incurred	Paid
Fees to Advisor Entities
Asset management	Asset management and other fees, related party	$10	$13,592	$(12,164)	$1,438
Acquisition(1)	Real estate debt investments, net / Asset management and other fees, related party	40	120	(160)	—
Disposition(1)	Real estate debt investments, net / Asset management and other fees, related party	—	2,622	(2,207)	415
Reimbursements to Advisor Entities
Operating costs(2)	General and administrative expenses	18	7,391	(4,958)	2,451

Total		$68	$23,725	$(19,489)	$4,304

(1)

Acquisition/disposition fees incurred to the Advisor related to CRE debt investments are generally offset by origination/exit fees paid to the Company by borrowers if such fees are required from the borrower. Acquisition fees related to equity investments are included in asset management and other fees, related party in the consolidated statements of operations. Acquisition fees related to investments in unconsolidated joint ventures are included in investments in unconsolidated ventures on the consolidated balance sheets. From inception through September 30, 2017, the Advisor waived $1.9 million of acquisition fees and $0.4 million of disposition fees related to CRE securities.

(2)

As of September 30, 2017, the Advisor has incurred unreimbursed operating costs on behalf of the Company of $9.6 million that remain eligible to allocate to the Company. Pursuant to the Combination Agreement, immediately prior to the closing of the Combination, CLNC will, if necessary, declare a special distribution to an affiliate of the Sponsor in an amount that is intended to true up such affiliate for, among other things, the expected present value of the unreimbursed operating costs incurred by the Advisor on the Company’s behalf.

PE Investments

In connection with PE Investments, the Company guaranteed all of its funding obligations that may be due and owed under the governing documents indirectly through an indemnification agreement with NorthStar Realty, which in turn guaranteed the obligations directly to the PE Investment entities. The Company and NorthStar Realty each agreed to indemnify the other proportionately for any losses that may arise in connection with the funding and other obligations as set forth in the governing documents in the case of a joint default by the Company and NorthStar Realty. The Company and NorthStar Realty further agreed to indemnify each other for all of the losses that may arise as a result of a default that was solely caused by the Company or NorthStar Realty, as the case may be. In connection with the mergers, the Sponsor assumed all of NorthStar Realty’s obligations.

PE Investment I

In connection with PE Investment I, the Company assumed the rights to subscribe to 29.5% of PE Investment I from NorthStar Realty. The Company and NorthStar Realty contributed cash of $400.1 million, of which the Company and NorthStar Realty contributed $118.0 million and $282.1 million, respectively. In connection with the mergers, NorthStar Realty’s interests in PE Investment I and its other obligations were assumed by the Sponsor.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

PE Investment IIB

In February 2016, the Company’s board of directors, including all of its independent directors, approved the purchase of an additional 14.0% of the PE Investment IIA transaction (“PE Investment IIB”) from NorthStar Realty, which following the mergers became a subsidiary of the Sponsor. The Company purchased PE Investment IIB on the same terms and conditions negotiated by another existing and purchasing unrelated co-investor in the transaction. This increased the Company’s total ownership from 15.0% to 29.0%. The Company acquired PE Investment IIB for $26.5 million, adjusted for distributions and contributions. With this add-on investment, PE Investment IIA and PE Investment IIB are collectively responsible for 29.0% of the deferred amount, or $72.8 million as of September 30, 2017. In October 2017, PE Investment IIA and PE Investment IIB collectively paid $16.9 million of the deferred amount.

Secured Borrowing

In November 2016, the Company bifurcated three first mortgage loans with an aggregate principal amount of $44.4 million into senior participations in mortgage loans of $29.5 million and junior participations in the related mortgage loans of $14.9 million to facilitate the financing of the mortgage loans through a securitization financing transaction entered into by NorthStar Income II. The Company sold three senior participations at cost into the securitization transaction. The Company did not retain any legal interest in the senior participations and retained the junior participations on an unleveraged basis. As a result of U.S. GAAP requirements for transfers of financial assets, the senior participations transferred into the securitization financing transaction are accounted for as a secured borrowing and presented as loan collateral payable, net, related party on the Company’s consolidated balance sheets. Refer to Note 2, “Summary of Significant Accounting Policies” for additional information. As of September 30, 2017, the carrying value of CRE debt investments recorded in real estate debt investments, net was $23.7 million with an offsetting secured borrowing recorded in loan collateral payable, net, related party of $23.4 million.

9.	Equity-Based Compensation

The Company adopted a long-term incentive plan, as amended (the “Plan”), which it may use to attract and retain qualified officers, directors, employees and consultants, as well as an independent directors compensation plan, which is a component of the Plan. Pursuant to the Plan, as of September 30, 2017, the Company’s independent and non-management directors were granted a total of 121,364 shares of restricted common stock for an aggregate $1.2 million, based on the share price on the date of each grant. Unvested shares totaled 21,122 and 20,462 as of September 30, 2017 and December 31, 2016, respectively. The restricted stock outstanding generally vests quarterly over two years. However, the stock will become fully vested on the earlier occurrence of: (i) the termination of the independent or non-management director’s service as a director due to his or her death or disability or (ii) a change in control of the Company. A maximum of 2,000,000 shares of restricted common stock may be granted, of which 1,878,636 shares remain available for future grants as of September 30, 2017.

The Company recognized equity-based compensation expense of $68,750 and $180,555 for the three and nine months ended September 30, 2017, respectively, and $56,250 and $134,528 for the three and nine months ended September 30, 2016, respectively, related to the issuance of restricted stock to the independent and non-management directors, which was recorded in general and administrative expenses in the consolidated statements of operations.

10.	Stockholders’ Equity

Common Stock

The Company’s Total Primary Offering was completed on July 1, 2013. From inception through the completion of the Total Primary Offering, the Company issued 107.6 million shares of common stock generating gross proceeds from the Total Primary Offering of $1.1 billion.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Distribution Reinvestment Plan

The Company adopted the DRP through which common stockholders may elect to reinvest an amount equal to the distributions declared on their shares in additional shares of the Company’s common stock in lieu of receiving cash distributions. As a result of an additional registration statement to offer up to 10.0 million shares pursuant to the DRP, and until its suspension as described below, the Company continued to offer DRP shares beyond the Total Primary Offering.

Since April 2017, pursuant to the terms of the DRP, effective on April 14, 2017, the price per share purchased pursuant to the DRP was $9.92, which is equal to the estimated value per share of the Company’s common stock as of December 31, 2016, until such time as the Company establishes a new estimated per share value, at which time the purchase price will adjust to 100% of such estimated value per share.

Prior to April 2017, the price per share purchased pursuant to the DRP was $9.87, which was equal to the estimated value per share of the Company’s common stock as of December 31, 2015. Prior to April 2016, shares issued pursuant to the DRP were priced at 95.0% of the Company’s estimated value per share as of October 31, 2014, or $9.52. Prior to 2015, shares issued pursuant to the DRP were priced at $9.50 per share.

No selling commissions or dealer manager fees are paid on shares issued pursuant to the DRP. The board of directors of the Company may amend, suspend or terminate the DRP for any reason upon ten-days’ notice to participants. On August 25, 2017, in connection with the entry into the Combination Agreement, the Company’s board of directors voted to suspend the DRP until further notice. Pursuant to the terms of the DRP, the suspension went into effect prior to the monthly distributions to be paid on or about October 1, 2017 and as a result, all stockholders will receive only cash distributions through the completion of the Combination unless and until the DRP is reinstated.

For the nine months ended September 30, 2017, the Company issued 2.7 million shares totaling $26.8 million of proceeds pursuant to the DRP. For the year ended December 31, 2016, the Company issued 4.5 million shares totaling $43.5 million of proceeds pursuant to the DRP. From inception through September 30, 2017, the Company issued 21.0 million shares totaling $201.3 million of proceeds pursuant to the DRP.

Distributions

Distributions to stockholders are declared quarterly by the board of directors of the Company and are paid monthly based on a daily amount of $0.001917808 per share, which is equivalent to an annual distribution of $0.70 per share of the Company’s common stock. Distributions are generally paid to stockholders on the first business day of the month following the month for which the distribution has accrued.

The following table presents distributions declared for the nine months ended September 30, 2017 (dollars in thousands):

	Distributions(1)(2)
Period	Cash	DRP	Total
January	$4,121	$3,084	$7,205
February	3,718	2,711	6,429
March	4,160	2,975	7,135
April	4,054	2,858	6,912
May	4,155	2,947	7,102
June	4,038	2,852	6,890
July	4,200	2,927	7,127
August	4,157	2,920	7,077
September	6,866	—	6,866

Total	$39,469	$23,274	$62,743

(1)	Represents distributions declared for the period, even though such distributions are actually paid to stockholders the month following such period.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

(2)	On August 9, 2017, the board of directors of the Company approved a daily cash distribution of $0.001917808 per share of common stock for each of the three months ended December 31, 2017.

Share Repurchase Program

The Company adopted a share repurchase program that may enable stockholders to sell their shares to the Company in limited circumstances (as amended, the “Share Repurchase Program”). The Company may not repurchase shares unless a stockholder has held shares for one year. However, the Company may repurchase shares held for less than one year in connection with a stockholder’s death or qualifying disability. The Company is not obligated to repurchase shares under the Share Repurchase Program. The Company may amend, suspend or terminate the Share Repurchase Program at its discretion at any time, provided that any amendment that adversely affects the rights or obligations of a participant will take effect upon 10 days’ prior written notice (or 10 business days’ prior written notice if related to a change in the number of shares that can be repurchased in a calendar year).

On August 25, 2017, in connection with the entry into the Combination Agreement, the Company’s board of directors voted to suspend the Share Repurchase Program until further notice. The suspension of the Share Repurchase Program was effective as of September 7, 2017 and as a result, no further share repurchases will be processed unless and until the Share Repurchase Program is reinstated.

Prior to the suspension of the Share Repurchase Program’s suspension, for the nine months ended September 30, 2017, the Company repurchased 4.3 million shares of common stock for a total of $40.7 million or a weighted average price of $9.47 per share. For the year ended December 31, 2016, the Company repurchased 4.3 million shares of common stock for a total of $41.5 million or a weighted average price of $9.53 per share. Prior to the suspension of the Share Repurchase Program, the Company generally funded repurchase requests received during a quarter with proceeds set aside for that purpose, which were not expected to exceed proceeds received from its DRP.

11.	Non-controlling Interests

Operating Partnership

Non-controlling interests include the aggregate limited partnership interests in the Operating Partnership held by limited partners, other than the Company. Income (loss) attributable to the non-controlling interests is based on the limited partners’ ownership percentage of the Operating Partnership and was a de minimis amount for the three and nine months ended September 30, 2017 and 2016.

Other

Other non-controlling interests represent third-party equity interests in ventures that are consolidated with the Company’s financial statements. Net loss attributable to other non-controlling interests for the three months ended September 30, 2017 was $0.2 million and net income attributable to other non-controlling interests for the nine months ended September 30, 2017 was $0.1 million. Net loss attributable to other non-controlling interests for the three months ended September 30, 2016 was $0.2 million and net income attributable to other non-controlling interests for the nine months ended September 30, 2016 was $0.1 million.

12.	Fair Value

Fair Value Measurement

The fair value of financial instruments is categorized based on the priority of the inputs to the valuation technique and categorized into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Financial assets and liabilities recorded at fair value on the consolidated balance sheets are categorized based on the inputs to the valuation techniques as follows:

Level 1. Quoted prices for identical assets or liabilities in an active market.

Level 2. Financial assets and liabilities whose values are based on the following:

a)	Quoted prices for similar assets or liabilities in active markets.

b)	Quoted prices for identical or similar assets or liabilities in non-active markets.

c)	Pricing models whose inputs are observable for substantially the full term of the asset or liability.

d)	Pricing models whose inputs are derived principally from or corroborated by observable market data for substantially the full term of the asset or liability.

Level 3.	Prices or valuation techniques based on inputs that are both unobservable and significant to the overall fair value measurement.

Determination of Fair Value

The following is a description of the valuation techniques used to measure fair value of assets accounted for at fair value on a recurring basis and the general classification of these instruments pursuant to the fair value hierarchy.

Investments in Private Equity Funds

The Company accounts for PE Investments at fair value which is determined based on a valuation model using assumptions for the timing and amount of expected future cash flow for income and realization events for the underlying assets in the funds and discount rate. This fair value measurement is generally based on unobservable inputs and, as such, is classified as Level 3 of the fair value hierarchy. The Company is not using the NAV (practical expedient) of the underlying funds for purposes of determining fair value.

Real Estate Securities

CRE securities are generally valued using a third-party pricing service or broker quotations. These quotations are not adjusted and are based on observable inputs that can be validated, and as such, are classified as Level 2 of the fair value hierarchy. Certain CRE securities may be valued based on a single broker quote or an internal price which may have less observable pricing, and as such, would be classified as Level 3 of the fair value hierarchy. Management determines the prices are representative of fair value through a review of available data, including observable inputs, recent transactions as well as its knowledge of and experience in the market.

Investing VIEs

As discussed in Note 6, “Real Estate Securities, Available for Sale,” the Company has elected the fair value option for the financial assets and liabilities of the consolidated Investing VIE. The Investing VIE is “static,” that is no reinvestment is permitted and there is very limited active management of the underlying assets. The Company is required to determine whether the fair value of the financial assets or the fair value of the financial liabilities of the Investing VIE is more observable, but in either case, the methodology results in the fair value of the assets of the securitization trust being equal to the fair value of their liabilities. The Company has determined that the fair value of the liabilities of the securitization trust is more observable, since market prices for the liabilities are available from a third-party pricing service or are based on quoted prices provided by dealers who make markets in similar financial instruments. The financial assets of the securitization trust are not readily marketable and their fair value measurement requires information that may be limited in availability.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

In determining the fair value of the trusts financial liabilities, the dealers will consider contractual cash payments and yields expected by market participants. Dealers also incorporate common market pricing methods, including a spread measurement to the treasury curve or interest rate swap curve as well as underlying characteristics of the particular security including coupon, periodic and life caps, collateral type, rate reset period and seasoning or age of the security. The Company’s collateralized mortgage obligations are classified as Level 2 of the fair value hierarchy, where a third-party pricing service or broker quotations are available, and as Level 3 of the fair value hierarchy, where internal price is utilized which may have less observable pricing. In accordance with ASC 810, Consolidation, the assets of the securitization trust is an aggregate value derived from the fair value of the trust liabilities, and the Company has determined that the valuation of the trust assets in their entirety including its retained interests from the securitization (eliminated in consolidation in accordance with U.S. GAAP) should be classified as Level 3 of the fair value hierarchy.

Derivative Instruments

Derivative instruments include listed derivatives with quoted prices in active markets for identical financial instruments as of the reporting date. The Company does not adjust the quoted price for these instruments, and as such, classifies derivative instruments as Level 1 of the fair value hierarchy. The derivative assets are recorded within deferred costs and other assets, net on the Company’s consolidated balance sheets. The derivative liabilities are recorded within other liabilities on the Company’s consolidated balance sheets.

Fair Value Hierarchy

Financial assets recorded at fair value on a recurring basis are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table presents financial assets that were accounted for at fair value on a recurring basis as of September 30, 2017 and December 31, 2016 by level within the fair value hierarchy (dollars in thousands):

	September 30, 2017 (Unaudited)				December 31, 2016
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:
Investments in unconsolidated ventures	$—	$—	$55,401	$55,401	$—	$—	$90,579	$90,579
Real estate securities, available for sale	—	148,158	—	148,158	—	93,975	—	93,975
Mortgage loans held in a securitization trust, at fair value	—	—	922,034	922,034	—	—	—	—
Derivative assets(1)	477	—	—	477	—	—	—	—
Liabilities:
Mortgage obligations issued by a securitization trust, at fair value	$—	$870,075	$—	$870,075	$—	$—	$—	$—
Derivative liabilities(2)	—	—	—	—	—	186	—	186

(1)	Presented in deferred costs and other assets, net on the accompanying consolidated balance sheets.
(2)	Presented in other liabilities on the accompanying consolidated balance sheets.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

The following table presents the changes in fair value of financial assets which are measured at fair value on a recurring basis using Level 3 inputs to determine fair value for the nine months ended September 30, 2017 and year ended December 31, 2016 (dollars in thousands):

	Nine Months Ended September 30, 2017 (Unaudited)		Year Ended December 31, 2016
	PE Investments	CRE Securities(1)	PE Investments
Beginning balance	$90,579	$—	$98,754
Contributions(2)/purchases	13,454	926,886	59,646
Distributions/paydowns	(53,698)	—	(88,525)
Equity in earnings	6,553	—	24,136
Unrealized gain (loss)	(1,487)	(4,852)	(3,432)

Ending balance	$55,401	$922,034	$90,579

(1)

For the nine months ended September 30, 2017, unrealized loss of $4.9 million related to mortgage loans held in a securitization trust, at fair value was offset by unrealized gain of $5.6 million related to mortgage obligations issued by a securitization trust, at fair value.

(2)	Includes initial investments, before distribution and contribution closing statement adjustments, and subsequent contributions, including deferred purchase price fundings.

For the nine months ended September 30, 2017 and the year ended December 31, 2016, the Company used a discounted cash flow model to quantify Level 3 fair value measurements on a recurring basis. For the nine months ended September 30, 2017 and the year ended December 31, 2016, the key unobservable inputs used in the analysis of PE Investments included discount rates with a weighted average of 9.6% and 14.7%, respectively, and timing and amount of expected future cash flow. For the nine months ended September 30, 2017, the key unobservable inputs used in the analysis of CRE securities included a weighted average yield of 10.3% and a weighted average life of 9.76 years. Significant increases or decreases in any one of the inputs described above in isolation may result in significantly different fair value of the financial assets and liabilities using such Level 3 inputs.

For the three and nine months ended September 30, 2017, the Company recorded an unrealized gain of $0.7 million. These amounts, when incurred, are recorded as unrealized gain (loss) on mortgage loans and obligations held in a securitization trust, net in the consolidated statements of operations.

For the three and nine months ended September 30, 2017, the Company recorded an unrealized loss of $1.5 million, respectively. For the three and nine months ended September 30, 2016, the Company recorded an unrealized loss of less than $0.1 million and $3.4 million, respectively. These amounts, when incurred, are recorded as unrealized gain (loss) on investments in the consolidated statements of operations.

Fair Value Option

The Company may elect to apply the fair value option of accounting for certain of its financial assets or liabilities due to the nature of the instrument at the time of the initial recognition of the investment. The Company elected the fair value option for PE Investments and eligible financial assets and liabilities of its consolidated Investing VIEs because management believes it is a more useful presentation for such investments. The Company determined recording the PE Investments based on the change in fair value of projected future cash flow from one period to another better represents the underlying economics of the respective investment. As of September 30, 2017 and December 31, 2016, the Company has elected not to apply the fair value option for any other eligible financial assets or liabilities.

Fair Value of Financial Instruments

In addition to the above disclosures regarding financial assets or liabilities which are recorded at fair value, U.S. GAAP requires disclosure of fair value about all financial instruments. The following disclosure of estimated fair value of financial

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NORTHSTAR REAL ESTATE INCOME TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

instruments was determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessary to interpret market data and develop estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize on disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on estimated fair value.

The following table presents the principal amount, carrying value and fair value of certain financial assets and liabilities as of September 30, 2017 and December 31, 2016 (dollars in thousands):

	September 30, 2017 (Unaudited)				December 31, 2016
	Principal Amount		Carrying Value	Fair Value	Principal Amount		Carrying Value	Fair Value
Financial assets:(1)
Real estate debt investments, net	$366,832	(2)	$367,262	$366,832	$744,297	(2)	$745,323	$755,317
Real estate debt investments, held for sale	150,150		150,150	150,150	—		—	—
Real estate securities, available for sale(3)	210,157		148,158	148,158	138,438		93,975	93,975
Loan collateral receivable, related party(4)	50,791		50,791	50,791	52,204		52,204	50,941
Financial liabilities:(1)
Securitization bonds payable, net	$—		$—	$—	$39,762		$39,762	$39,961
Mortgage notes payable, net	397,111		394,903	397,111	396,613		393,410	356,031
Credit facilities	185,728		185,728	185,728	249,156		249,156	249,156
Loan collateral payable, net, related party(5)	23,729		23,408	23,729	23,729		23,261	23,050

(1)	The fair value of other financial instruments not included in this table is estimated to approximate their carrying value.
(2)	There were no future funding commitments as of September 30, 2017. Excludes future funding commitments of $23.2 million as of December 31, 2016.
(3)	Refer to “Determination of Fair Value” above for disclosure of methodologies used to determine fair value.
(4)	Represents one senior loan participation interest in a first mortgage loan.
(5)	Represents three senior loan participation interests in first mortgage loans (Refer to Note 7).

Disclosure about fair value of financial instruments is based on pertinent information available to management as of the reporting date. Although management is not aware of any factors that would significantly affect fair value, such amounts have not been comprehensively revalued for purposes of these consolidated financial statements since that date and current estimates of fair value may differ significantly from the amounts presented herein.

Real Estate Debt Investments, Net / Loan Collateral Receivable, Related Party / Loan Collateral Payable, Net, Related Party

For CRE debt investments, including loan collateral receivable, related party and loan collateral payable, net, related party, fair values were determined: (i) by comparing the current yield to the estimated yield for newly originated loans with similar credit risk or the market yield at which a third party might expect to purchase such investment; or (ii) based on discounted cash flow projections of principal and interest expected to be collected, which includes consideration of the financial standing of the borrower or sponsor as well as operating results of the underlying collateral. As of the reporting date, the Company believes the principal amount approximates fair value. The fair value of CRE debt investments held for sale is determined based on the expected sales price. These fair value measurements of CRE debt, including loan collateral receivable, related party, are generally based on unobservable inputs and, as such, are classified as Level 3 of the fair value hierarchy.

Securitization Bonds Payable, Net

Securitization bonds payable, net are valued using quotations from nationally recognized financial institutions that generally acted as underwriter for the transactions. These quotations are not adjusted and are generally based on observable inputs that can be validated, and as such, are classified as Level 2 of the fair value hierarchy.

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NORTHSTAR REAL ESTATE INCOME TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Mortgage Notes Payable, Net

For mortgage notes payable, net, the Company primarily uses rates currently available with similar terms and remaining maturities to estimate fair value. These measurements are determined using comparable U.S. Treasury rates as of the end of the reporting period. As of the reporting date, the Company believes the principal amount approximates fair value. These fair value measurements are based on observable inputs, and as such, are classified as Level 2 of the fair value hierarchy.

Credit Facilities

The Company has amounts outstanding under five credit facilities. All credit facilities bear floating rates of interest. As of the reporting date, the Company believes the carrying value approximates fair value. These fair value measurements are based on observable inputs, and as such, are classified as Level 2 of the fair value hierarchy.

13.	Segment Reporting

The Company currently conducts its business through the following four segments, which are based on how management reviews and manages its business:

•

Commercial Real Estate Debt - Focused on originating, acquiring and asset managing CRE debt investments including first mortgage loans, subordinate interests and mezzanine loans and participations in such loans, as well as preferred equity interests.

•

Commercial Real Estate Equity - Focused on direct ownership in real estate, which may be structurally senior to a third-party partner’s equity and indirect interests in real estate through PE Investments since the underlying collateral in the funds is primarily real estate.

•	Commercial Real Estate Securities - Focused on investing in CMBS, unsecured REIT debt, CDO notes and other securities.

•	Corporate - The corporate segment includes corporate level asset management and other fees, related party and general and administrative expenses.

The Company may also own investments indirectly through a joint venture.

The Company primarily generates revenue from net interest income on the CRE debt and securities portfolios, equity in earnings of unconsolidated ventures, including from PE Investments, and from rental and other income from its real estate equity investments. CRE securities include the Company’s investment in the subordinate tranches of the securitization trust which are eliminated in consolidation. The Company’s income is primarily derived through the difference between revenue and the cost at which the Company is able to finance its investments. The Company may also acquire investments which generate attractive returns without any leverage.

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NORTHSTAR REAL ESTATE INCOME TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

The following tables present segment reporting for the three and nine months ended September 30, 2017 and 2016 (dollars in thousands):

Three Months Ended September 30, 2017	Real Estate Debt	Real Estate Equity	Real Estate Securities		Corporate	Subtotal	Investing VIE(1)		Total
Net interest income	$8,814	$—	$4,138	(2)	$247	$13,199	$42	(2)	$13,241
Rental and other income	—	22,889	—		—	22,889	—		22,889
Asset management and other fees, related party	—	—	—		(4,355)	(4,355)	—		(4,355)
Mortgage notes interest expense	—	(4,805)	—		—	(4,805)	—		(4,805)
Other expenses related to securitization trust	—	—	—		—	—	(42)		(42)
Transaction costs	—	—	—		(3,988)	(3,988)	—		(3,988)
Property operating expenses	—	(10,836)	—		—	(10,836)	—		(10,836)
General and administrative expenses	(78)	—	—		(2,522)	(2,600)	—		(2,600)
Depreciation and amortization	—	(12,318)	—		—	(12,318)	—		(12,318)
Unrealized gain (loss) on mortgage loans and obligations held in a securitization trust, net	—	—	635		90	725	—		725
Unrealized gain (loss) on investments	—	(1,487)	—		—	(1,487)	—		(1,487)

Income (loss) before equity in earnings (losses) of unconsolidated ventures and income tax benefit (expense)	8,736	(6,557)	4,773		(10,528)	(3,576)	—		(3,576)
Equity in earnings (losses) of unconsolidated ventures	—	1,040	—		—	1,040	—		1,040
Income tax benefit (expense)	—	9	—		—	9	—		9

Net income (loss)	$8,736	$(5,508)	$4,773		$(10,528)	$(2,527)	$—		$(2,527)

(1)

Investing VIEs are not considered to be a segment through which the Company conducts its business; however, U.S. GAAP requires the Company, as the primary beneficiary, to present the assets and liabilities of the securitization trust on its consolidated balance sheets and recognize the related interest income and interest expense as net interest income on the consolidated statements of operations. Though U.S. GAAP requires this presentation, the Company views its investment in the securitization trust as a net investment in CRE securities.

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NORTHSTAR REAL ESTATE INCOME TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

(2)

Includes income earned from the CRE securities purchased at a discount, recognized using the effective interest method had the transaction been recorded as an available for sale security, at amortized cost. During the three months ended September 30, 2017, $0.1 million was attributable to discount accretion income and was eliminated in consolidation in the corporate segment. The corresponding interest expense is recorded in net interest income in the Investing VIE column.

Three Months Ended September 30, 2016	Real Estate Debt	Real Estate Equity	Real Estate Securities	Corporate	Total
Net interest income	$12,691	$—	$1,955	$—	$14,646
Rental and other income	—	21,843	—	—	21,843
Asset management and other fees—related party	—	—	—	(5,410)	(5,410)
Mortgage notes interest expense	—	(4,552)	—	—	(4,552)
Transaction costs	—	(182)	—	—	(182)
Property operating expenses	—	(10,918)	—	—	(10,918)
General and administrative expenses	(195)	(49)	—	(3,137)	(3,381)
Depreciation and amortization	—	(9,481)	—	—	(9,481)
Unrealized gain (loss) on investments	—	(33)	—	—	(33)

Income (loss) before equity in earnings (losses) of unconsolidated ventures and income tax benefit (expense)	12,496	(3,372)	1,955	(8,547)	2,532
Equity in earnings (losses) of unconsolidated ventures	—	5,575	—	—	5,575
Income tax benefit (expense)	—	(810)	—	—	(810)

Net income (loss)	$12,496	$1,393	$1,955	$(8,547)	$7,297

F-2-46

NORTHSTAR REAL ESTATE INCOME TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Nine Months Ended September 30, 2017	Real Estate Debt	Real Estate Equity	Real Estate Securities		Corporate	Subtotal	Investing VIE(1)		Total
Net interest income	$30,492	$—	$8,847	(2)	$663	$40,002	$55	(2)	$40,057
Rental and other income	—	66,827	—		—	66,827	—		66,827
Asset management and other fees, related party	—	—	—		(13,592)	(13,592)	—		(13,592)
Mortgage notes interest expense	—	(14,160)	—		—	(14,160)	—		(14,160)
Other expenses related to securitization trust	—	—	—		—	—	(55)		(55)
Transaction costs	(115)	—	(216)		(5,213)	(5,544)	—		(5,544)
Property operating expenses	—	(30,294)	—		—	(30,294)	—		(30,294)
General and administrative expenses	(333)	(38)	(3)		(7,488)	(7,862)	—		(7,862)
Depreciation and amortization	—	(29,770)	—		—	(29,770)	—		(29,770)
Unrealized gain (loss) on mortgage loans and obligations held in a securitization trust, net	—	—	618		107	725	—		725
Unrealized gain (loss) on investments	—	(1,487)	—		—	(1,487)	—		(1,487)

Income (loss) before equity in earnings (losses) of unconsolidated ventures and income tax benefit (expense)	30,044	(8,922)	9,246		(25,523)	4,845	—		4,845
Equity in earnings (losses) of unconsolidated ventures	—	6,553	—		—	6,553	—		6,553
Income tax benefit (expense)	—	(579)	—		—	(579)	—		(579)

Net income (loss)	$30,044	$(2,948)	$9,246		$(25,523)	$10,819	$—		$10,819

(1)

Investing VIEs are not considered to be a segment through which the Company conducts its business; however, U.S. GAAP requires the Company, as the primary beneficiary, to present the assets and liabilities of the securitization trust on its consolidated balance sheets and recognize the related interest income and interest expense as net interest income on the consolidated statements of operations. Though U.S. GAAP requires this presentation, the Company views its investment in the securitization trust as a net investment in CRE securities.

F-2-47

NORTHSTAR REAL ESTATE INCOME TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

(2)

Includes income earned from the CRE securities purchased at a discount, recognized using the effective interest method had the transaction been recorded as an available for sale security, at amortized cost. During the nine months ended September 30, 2017, $0.1 million was attributable to discount accretion income and was eliminated in consolidation in the corporate segment. The corresponding interest expense is recorded in net interest income in the Investing VIE column.

Nine Months Ended September 30, 2016	Real Estate Debt	Real Estate Equity	Real Estate Securities	Corporate	Total
Net interest income	$40,454	$—	$5,402	$—	$45,856
Rental and other income	—	58,330	—	—	58,330
Asset management and other fees, related party	—	—	—	(18,747)	(18,747)
Mortgage notes interest expense	—	(12,895)	—	—	(12,895)
Transaction costs	—	(1,698)	—	(211)	(1,909)
Property operating expenses	—	(27,478)	—	—	(27,478)
General and administrative expenses	(576)	(114)	—	(10,863)	(11,553)
Depreciation and amortization	—	(21,386)	—	—	(21,386)
Unrealized gain (loss) on investments	—	(3,432)	—	—	(3,432)

Income (loss) before equity in earnings (losses) of unconsolidated ventures and income tax benefit (expense)	39,878	(8,673)	5,402	(29,821)	6,786
Equity in earnings (losses) of unconsolidated ventures	672	18,975	—	—	19,647
Income tax benefit (expense)	—	(2,265)	—	—	(2,265)

Net income (loss)	$40,550	$8,037	$5,402	$(29,821)	$24,168

The following table presents total assets by segment as of September 30, 2017 and December 31, 2016 (dollars in thousands):

Total Assets	Real Estate Debt	Real Estate Equity(1)	Real Estate Securities	Corporate(2)	Subtotal	Investing VIE(3)	Total
September 30, 2017 (unaudited)	$601,758	$616,360	$206,579	$94,053	$1,518,750	$925,910	$2,444,660
December 31, 2016	871,600	665,643	105,830	125,407	1,768,480	—	1,768,480

(1)	Includes investments in PE Investments totaling $55.4 million and $90.6 million as of September 30, 2017 and December 31, 2016, respectively.
(2)	Includes cash, unallocated receivables, deferred costs and other assets, net and the elimination of the subordinate tranches of the securitization trust in consolidation.
(3)

Investing VIEs are not considered to be a segment through which the Company conducts its business; however, U.S. GAAP requires the Company, as the primary beneficiary, to present the assets and liabilities of the securitization trust on its consolidated balance sheets and recognize the related interest income and interest expense as net interest income on the consolidated statements of operations. Though U.S. GAAP requires this presentation, the Company views its investment in the securitization trust as a net investment in CRE securities. As such, the Company has presented the statements of operations and balance sheets within this note in a manner consistent with the views of the Company’s management and chief decision makers.

14.	Subsequent Events

Distributions

On November 8, 2017, the board of directors of the Company approved a daily cash distribution of $0.001917808 per share of common stock for each of the three months ended March 31, 2018. Distributions are generally paid to stockholders on the first business day of the month following the month for which the distribution was accrued.

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NORTHSTAR REAL ESTATE INCOME TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

New Investments

Real Estate Securities Investments

In October 2017, the Company purchased one CMBS investment with a face value of $6.5 million at a discount to par of $1.8 million, or 27.2%.

F-2-49

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our unaudited consolidated financial statements and notes thereto included in Item 1. “Financial Statements” of this report. References to “we,’’ “us,’’ or “our’’ refer to NorthStar Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

Introduction

We were formed to originate, acquire and asset manage a diversified portfolio of commercial real estate, or CRE, debt, select equity and securities investments, predominantly in the United States. We may also invest in CRE investments internationally. CRE debt investments include first mortgage loans, subordinate mortgage and mezzanine loans and participations in such loans and preferred equity interests. Real estate equity investments include direct ownership in properties, which may be structurally senior to a third-party partner’s equity, as well as indirect interests in real estate through real estate private equity funds, or PE Investments. CRE securities primarily consist of commercial mortgage-backed securities, or CMBS, and may in the future include unsecured real estate investment trust, or REIT, debt, collateralized debt obligation, or CDO, notes and other securities. In addition, we may own investments through joint ventures. We were formed in January 2009 as a Maryland corporation and commenced operations in October 2010. We elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, commencing with the taxable year ended December 31, 2010. We conduct our operations so as to continue to qualify as a REIT for U.S. federal income tax purposes.

We are externally managed and have no employees. Prior to January 11, 2017, we were managed by an affiliate of NorthStar Asset Management Group Inc. (NYSE: NSAM), or NSAM. Effective January 10, 2017, NSAM completed its previously announced merger with Colony Capital, Inc., or Colony, NorthStar Realty Finance Corp., or NorthStar Realty, and Colony NorthStar, Inc., or Colony NorthStar, a wholly-owned subsidiary of NSAM, which we refer to as the mergers, with Colony NorthStar surviving the mergers and succeeding NSAM as our Sponsor. As a result of the mergers, our Sponsor became an internally-managed equity REIT, with a diversified real estate and investment management platform and publicly-traded on the NYSE under the ticker symbol “CLNS.” In addition, following the mergers, CNI NSI Advisors, LLC (formerly known as NSAM J-NSI Ltd), an affiliate of NSAM, or our Advisor, became a subsidiary of Colony NorthStar. Our Advisor manages our day-to-day operations pursuant to an advisory agreement. The mergers had no material impact on our operations.

Colony NorthStar manages capital on behalf of its stockholders, as well as institutional and retail investors in private funds, non-traded and traded REITs and registered investment companies. As of September 30, 2017, our Sponsor had $57.1 billion of assets under management, including Colony NorthStar’s balance sheet investments and third-party managed investments.

Combination Agreement

On August 25, 2017, we entered into a master combination agreement, or the Combination Agreement, with, among others, Colony Capital Operating Company, LLC, or CLNS OP, the operating company of our Sponsor, and NorthStar Real Estate Income II, Inc., or NorthStar Income II, a company managed by an affiliate of our Sponsor, pursuant to which a select portfolio of our Sponsor’s assets and liabilities will be combined with substantially all of our assets and liabilities and all of the assets and liabilities of NorthStar Income II in an all-stock combination transaction to create an externally managed commercial real estate credit REIT (the transactions associated with the Combination Agreement, collectively, the “Combination”). The Combination has been unanimously approved by our special committee and our board of directors as well as the special committee and the board of directors of NorthStar Income II and approved by the board of directors of our Sponsor. The combined company will be named “Colony NorthStar Credit Real Estate, Inc.,” or CLNC, and its Class A common stock is expected to be listed on a national securities exchange.

Upon completion of the Combination, our stockholders, our Sponsor, and the stockholders of NorthStar Income II will own approximately 32%, 37% and 31%, respectively, of CLNC on a fully diluted basis, subject to certain adjustments as set forth in the Combination Agreement.

The Combination is expected to close in the first quarter of 2018, subject to customary closing conditions, including approval by our stockholders as well as stockholders of NorthStar Income II, and the listing of CLNC’s Class A common stock on a national securities exchange. There can be no assurance that the closing conditions will be satisfied, that the Combination will be consummated, or the timing thereof.

F-2-50

Our Business

Our primary investment types are as follows:

•	Commercial Real Estate Debt - Our CRE debt investments include first mortgage loans, subordinate interests and mezzanine loans and participations in such loans, as well as preferred equity interests.

•

Commercial Real Estate Equity - Our CRE equity investments include direct ownership in real estate, which may be structurally senior to a third-party partner’s equity and indirect interests in real estate through PE Investments since the underlying collateral in the funds is primarily real estate.

•	Commercial Real Estate Securities - Our CRE securities investments may include CMBS, unsecured REIT debt, CDO notes and other securities.

We believe that our targeted investment types are complementary to each other due to their overlapping sources of investment opportunities, common reliance on real estate fundamentals and ability to apply similar portfolio management and servicing skills to maximize value and to protect shareholder capital. We believe our Advisor’s platform and experience provide us the flexibility to invest across the real estate capital structure.

Our Offering

We initially registered to offer up to 100,000,000 shares pursuant to our primary offering to the public, or our Primary Offering, and up to 10,526,315 shares pursuant to our distribution reinvestment plan, or DRP, which we refer to collectively as the Offering. Our Primary Offering (including 7.6 million shares reallocated from our DRP, or our Total Primary Offering) was completed on July 1, 2013 and all of the shares initially registered for our Offering were issued. As a result of an additional registration statement to offer up to 10.0 million shares pursuant to our DRP, we continued to offer DRP shares beyond our Total Primary Offering. On August 25, 2017, in connection with the entry into the Combination Agreement, our board of directors voted to suspend the DRP until further notice. Pursuant to the terms of the DRP, the suspension went into effect prior to the monthly distributions to be paid on or about October 1, 2017 and as a result, our stockholders will receive only cash distributions through the completion of the Combination unless and until the DRP is reinstated.

We have raised total gross proceeds of $1.1 billion in the Offering. In addition, from the close of the Primary Offering through November 8, 2017, we have raised an additional $0.2 billion in gross proceeds pursuant to our DRP.

F-2-51

Our Investments

The following table presents our investments as of September 30, 2017, adjusted for acquisitions, dispositions, and commitments to purchase and sell through November 8, 2017 (refer to the below and “Recent Developments”) (dollars in thousands):

Investment Type:	Count	Principal Amount/Cost(1)	% of Total
CRE Debt(2)	Loans

First mortgage loans(3)	8	$172,346	11.2%
Mezzanine loans	5	79,340	5.1%
Preferred equity interests	1	82,275	5.3%

Subtotal	14	333,961	21.6%
CRE debt, held for sale(4)	1	150,150	9.7%

Total CRE Debt	15	484,111	31.3%
Operating Real Estate	Properties

Multi-tenant office	14	319,414	20.6%
Multifamily	2	120,796	7.8%
Industrial	23	107,707	7.0%
Student housing	3	68,436	4.4%

Total Operating Real Estate	42	616,353	39.8%
PE Investments(5)
PE Investment I	1	19,494	1.3%
PE Investment IIA	1	50,305	3.3%
PE Investment IIB	1	43,952	2.8%
PE Investment III	1	14,482	0.9%

Total PE Investments	4	128,233	8.3%
CRE Securities
CMBS	25	319,269	20.6%

Total CRE Securities	25	319,269	20.6%

Total	86	$1,547,966	100.0%

(1)

Based on principal amount for real estate debt and securities investments, fair value for our PE Investments and cost for real estate equity, which includes purchase price allocations related to net intangibles, deferred costs and other assets.

(2)	As of November 8, 2017, we had no future funding commitments.
(3)	Excludes three senior participations in mortgage loans sold into a securitization financing transaction.
(4)

In August 2017, pursuant to the Combination Agreement, we committed to sell to our Sponsor a $65 million senior interest in one $150.2 million first mortgage loan at par to the extent that we do not otherwise sell such loan to a third party. The junior interest of such loan (or, in the case of a sale to a third party, any unsold portion) will be transferred to a liquidating trust for the benefit of our stockholders.

(5)	Includes the deferred purchase price for PE Investment IIA, PE Investment IIB and PE Investment III (as defined below).

For financial information regarding our reportable segments, refer to Note 13, “Segment Reporting” in our accompanying consolidated financial statements included in Part I, Item 1. “Financial Statements.”

Underwriting Process

We use a rigorous investment and underwriting process that has been developed and utilized by our Advisor’s and its affiliates’ senior management teams leveraging their extensive commercial real estate expertise over many years and real estate cycles which focuses on some or all of the following factors designed to ensure each investment is evaluated

F-2-52

appropriately: (i) macroeconomic conditions that may influence operating performance; (ii) fundamental analysis of underlying real estate, including tenant rosters, lease terms, zoning, necessary licensing, operating costs and the asset’s overall competitive position in its market; (iii) real estate market factors that may influence the economic performance of the investment, including leasing conditions and overall competition; (iv) the operating expertise and financial strength and reputation of a tenant, operator, partner or borrower; (v) the cash flow in place and projected to be in place over the term of the investment and potential return; (vi) the appropriateness of the business plan and estimated costs associated with tenant buildout, repositioning or capital improvements; (vii) an internal and third-party valuation of a property, investment basis relative to the competitive set and the ability to liquidate an investment through a sale or refinancing; (viii) review of third-party reports including appraisals, engineering and environmental reports; (ix) physical inspections of properties and markets; (x) the overall legal structure of the investment, contractual implications and the lenders’ rights; and (xi) the tax and accounting impact.

The following section describes the major CRE asset classes in which we may invest and actively manage to maximize value and to protect capital.

Commercial Real Estate Debt

Overview

Our CRE debt investment strategy focuses on originating, acquiring and asset managing CRE debt investments, including first mortgage loans, subordinate mortgage and mezzanine loans and participations in such loans and preferred equity interests.

We emphasize direct origination of our debt investments as this allows us a greater degree of control over underwriting and structure and provides us the opportunity to syndicate some or all of the loans (including senior or subordinate interests), if desired. Further, direct origination of debt investments provides for a closer relationship with our borrowers.

Our Portfolio

As of September 30, 2017, adjusted for acquisitions, dispositions, and commitments to purchase and sell through November 8, 2017, $334.0 million, or 21.6%, of our assets were invested in CRE debt, consisting of 14 loans with an average investment size of $23.9 million. The weighted average extended maturity of our CRE debt portfolio is 4.7 years.

The following table presents a summary of our CRE debt investments as of September 30, 2017, adjusted for acquisitions, dispositions, and commitments to purchase and sell through November 8, 2017 (dollars in thousands):

					Weighted Average			Floating Rate as % of Principal Amount
Investment Type:	Count(1)	Principal Amount(2)	Carrying Value	Allocation by Investment Type(3)	Fixed Rate	Spread over LIBOR(4)	Total Unleveraged Current Yield
First mortgage loans(5)	8	$172,346	$172,396	51.6%	—%	6.03%	7.76%	100.0%
Mezzanine loans	5	79,340	79,328	23.8%	12.23%	11.00%	12.33%	35.9%
Preferred equity interests(6)	1	82,275	82,628	24.6%	10.00%	—%	10.00%	—%

Total/Weighted average	14	$333,961	$334,352	100.0%	10.85%	6.73%	9.31%	60.1%

(1)	Excludes CRE debt, held for sale.
(2)	As of November 8, 2017, we had no future funding commitments.
(3)	Based on principal amount.
(4)	As of November 8, 2017, we had $168.7 million principal amount of floating-rate loans subject to a weighted average fixed minimum LIBOR rate of 1.05%.
(5)	Excludes three senior participations in mortgage loans sold into a securitization financing transaction.
(6)	Excludes a $9.1 million proportionate interest in a preferred equity investment owned by a joint venture partner.

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The following presents our CRE debt portfolio’s diversity across investment type, property type and geographic location based on principal amount as of September 30, 2017, adjusted for acquisitions, dispositions, and commitments to purchase and sell through November 8, 2017:

Debt Investments by Investments Type

Debt Investments by Property Type	Debt Investments by Geographic Location

Operating Real Estate

Our operating real estate investment strategy focuses on direct ownership in commercial real estate with an emphasis on properties with stable cash flow, which may be structurally senior to a third-party partner’s equity. In addition, we may own operating real estate investments through joint ventures with one or more partners. As part of our real estate properties strategy, we explore a variety of real estate investments including multi-tenant office, multifamily, student housing and industrial. These properties are typically well-located with strong operating partners and we believe offer both attractive cash flow and returns.

As of September 30, 2017, adjusted for acquisitions, dispositions, and commitments to purchase and sell through November 8, 2017, $616.4 million, or 39.8%, of our assets were invested in real estate properties and our portfolio was 93% occupied. The following table presents our real estate property investments as of September 30, 2017, adjusted for acquisitions, dispositions, and commitments to purchase and sell through November 8, 2017 (dollars in thousands):

Property Type	Number of Portfolios	Number of Properties	Capacity		Amount(1)
Multi-tenant office	3	14	1,878,968	square feet	$319,414
Multifamily	2	2	1,422	units	120,796
Industrial	1	23	2,077,743	square feet	107,707
Student housing	1	3	2,166	beds	68,436

Total	7	42			$616,353

(1)	Based on cost which includes purchase price allocations related to net intangibles, deferred costs and other assets.

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Private Equity Investments

Our PE Investments own limited partnership interests in real estate private equity funds acquired in the secondary market and are managed by institutional-quality sponsors, which we refer to as fund interests. In addition, we may own PE Investments through joint ventures with one or more partners.

As of September 30, 2017, adjusted for acquisitions, dispositions, and commitments to purchase and sell through November 8, 2017, $128.2 million, or 8.3%, of our assets were invested in PE Investments through unconsolidated ventures.

The following tables present a summary of our PE Investments (dollars in thousands):

				Underlying Fund Interests
PE Investment(1)	Number of Funds	Number of General Partners	Amount(2)	Assets, at Cost	Implied Underlying Leverage(3)	Expected Future Contributions
PE Investment I	49	26	$19,494	$11,462,000	43.9%	$60
PE Investment IIA(4)	24	15	50,305	10,627,000	36.3%	—
PE Investment IIB(4)	—	—	43,952	—	—%	—
PE Investment III(5)	2	1	14,482	842,000	—%	—

Total	75	42	$128,233	$22,931,000		$60

(1)	Based on financial data reported by the underlying funds as of June 30, 2017, which is the most recent financial information from the underlying funds, except as otherwise noted.
(2)	Includes the deferred purchase price for PE Investment IIA, PE Investment IIB and PE Investment III.
(3)	Represents implied leverage for funds with investment-level financing, calculated as the underlying borrowing divided by assets at fair value.
(4)

As of September 30, 2017, our share of the combined deferred amount for PE Investment IIA and PE Investment IIB was $72.8 million. The deferred amount will be paid in multiple installments throughout 2017 and 2018 and is expected to be paid from the distributions received from the underlying investments in PE Investment IIA and PE Investment IIB. In October 2017, PE Investment IIA and PE Investment IIB collectively paid $16.9 million of the deferred amount.

(5)

As of September 30, 2017, the deferred purchase price for PE Investment III recorded in other liabilities was $3.4 million. The remaining portion of the purchase price will be paid on December 31, 2017.

	Our Proportionate Share of PE Investments
	Income	Return of Capital	Distributions	Contributions(1)	Net
PE Investment I
Three Months Ended September 30, 2017	$420	$5,690	$6,110	$312	$5,798
February 15, 2013 to September 30, 2017(2)	76,627	110,453	187,080	129,451	57,629
PE Investment IIA
Three Months Ended September 30, 2017	$128	$(128)	$—	$—	$—
July 3, 2013 to September 30, 2017(2)	35,775	90,910	126,685	105,434	21,251
PE Investment IIB
Three Months Ended September 30, 2017	$264	$(264)	$—	$—	$—
February 9, 2016 to September 30, 2017(2)	9,393	31,212	40,605	40,003	602
PE Investment III
Three Months Ended September 30, 2017	$228	$1,618	$1,846	$69	$1,777
March 30, 2016 to September 30, 2017(2)	2,326	2,314	4,640	16,797	(12,157)

(1)	Includes initial investments, before distribution and contribution closing statement adjustments, and subsequent contributions, including deferred purchase price fundings.
(2)	Represents activity from the respective initial closing date through September 30, 2017.

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The following presents the underlying fund interests in our PE Investments by investment type and geographic location based on net asset value, or NAV, as of June 30, 2017 (the most recently available information):

PE Investments by Underlying Investment Type(1)	PE Investments by Underlying Geographic Location(1)

(1)	Based on individual fund financial statements.

Real Estate Securities

Our CRE securities investments include CMBS and may in the future include unsecured REIT debt and CDO notes backed primarily by CRE securities and debt. Substantially all of our CRE securities have credit ratings assigned by at least one of the major rating agencies (Moody’s Investors Services, Standard & Poor’s, Fitch Ratings, Morningstar, DBRS and/or Kroll).

As of September 30, 2017, adjusted for acquisitions, dispositions, and commitments to purchase and sell through November 8, 2017, $319.3 million, or 20.6%, of our assets were invested in CRE securities and consisted of 25 CMBS investments purchased at an aggregate $145.6 million, or 45.6%, discount to par and our average investment size was $12.8 million. As of November 8, 2017, the weighted average expected maturity of our CMBS was 7.9 years.

Sources of Operating Revenues and Cash Flows

We primarily generate revenue from net interest income on our CRE debt and securities investments and net rental and other operating income from our real estate properties. Additionally, we record equity in earnings of unconsolidated ventures, including from PE Investments. Our income is primarily derived through the difference between net revenue and the cost at which we are able to finance our investments. We may also acquire investments which generate attractive returns without any leverage.

Profitability and Performance Metrics

We calculate Funds from Operations, or FFO, and Modified Funds from Operations, or MFFO, (see “Non-GAAP Financial Measures-Funds from Operations and Modified Funds from Operations” for a description of these metrics), to evaluate the profitability and performance of our business.

Outlook and Recent Trends

The U.S. economy continues to demonstrate positive underlying fundamentals, with moderate gross domestic product, or GDP, growth and improving employment conditions. With the national unemployment rate lowered to 4.2% as of September and third quarter GDP growth of 3.0%, overall macroeconomic conditions remain strong. The Federal Reserve’s June 2017 decision to raise the federal funds rate for the fourth time in almost a decade reflects a consensus that the economic foundation driving the current expansion remains sound, as well as a belief the labor market is close to or already at full employment resulting in wage growth and consumer confidence. Market participants expect another rate increase in December, and while some believe that higher interest rates may potentially reduce investor demand in the broader commercial real estate market, significant increases across long-term rates have yet to materialize and we expect real estate prices and returns to remain attractive while inflation is targeted to remain at 2.0% in the near term.

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With major stock indexes at all-time highs and corporate earnings generally exceeding estimates, investor sentiment across both U.S. and European capital markets reflects increased confidence in the global economy. Following a year of political uncertainty given the unexpected results of the Brexit referendum and the U.S. presidential election, strong corporate earnings have overshadowed these political headwinds, providing fundamental support for record stock valuations in the U.S. and Europe. Despite the initial volatility following both outcomes, since the U.S. election the S&P 500 has increased nearly 20% and the Dow Jones Industrial Average has surpassed 23,000, for the first time and is up more than 5,000 points. In addition, benchmark 10-year interest rates in several other key global economies, including England, Germany and Japan, have recently trended to positive territory, signaling normalized market conditions while many global central banks continue to ease monetary policy to combat low inflation and economic stagnation. The pace of these changes may create volatility in global debt and equity markets and at the same time, the Federal Reserve experiences increased pressure to raise interest rates and reduce its large balance sheet holdings of financial instruments acquired during the financial crisis. In addition, the impact of potentially significant fiscal and regulatory policy changes, including potential U.S. corporate and personal tax reform, infrastructure spending, healthcare reform and new trade policies, may also have a considerable impact on the trajectory of the U.S. and global economies over the next few years.

CRE fundamentals remain relatively healthy across U.S. property types. Given certain dynamics in the current market including (i) the continuing strength of the economy; (ii) a historically low interest rate environment; (iii) low relative new CRE supply; and (iv) robust international demand for U.S. commercial real estate, we expect real estate values to trend positively due to increased property-level net operating income, strong transaction volume or a combination of both. Although CRE transaction volume has slowed slightly during 2017, property valuations remain at all-time highs across property sectors. Extreme weather events and natural disasters have had a devastating effect on real estate in impacted markets, both commercial and residential, in 2017. Hurricanes Harvey, Irma, Jose, and Maria have preliminary total cost estimates of up to $200 billion. More recently, wildfires in northern California have left significant damage to hotels, retirement communities and trailer parks. Projected costs and the impact on loans secured by properties in these regions and other regions subject to natural disasters remain uncertain. In addition, approximately $400 billion of ten-year debt originated during 2007 is set to mature during the course of 2017, and these maturities may contribute to periodic volatility in the commercial real estate market. Despite the highest quarterly issuance in three years during the third quarter 2017, overall CMBS issuance remains below pre-crisis levels due in part to uncertainty around the Dodd-Frank risk retention rules and capital requirements for banks. Given these trends, traditional capital sources may lack sufficient lending capacity to absorb the high refinancing demand, which may provide attractive lending opportunities for new market participants such as alternative investment platforms, REITs and insurance companies. Overall, economic and industry trends should support robust CRE investment activity, providing attractive investment opportunities for CRE capital providers with strong balance sheets and high underwriting standards.

Our Strategy

Our primary business objectives are to originate and acquire real estate-related investments, with a focus on CRE debt that we expect will generate attractive risk-adjusted returns, stable cash flow for distributions and provide downside protection to our stockholders. Some of our CRE debt investments may be considered transitional in nature because the borrower or owner may have a business plan to improve the collateral and, as a result, we generally require the borrower to fund interest or other reserves, whether through loan proceeds or otherwise, to support debt service payments and capital expenditures. We, our borrower or owner, and possibly a guarantor, may be required to refill these reserves should they become deficient during the applicable period for any reason. We will also seek to realize growth in the value of our real estate equity investments through appreciation and/or by opportunistic sales to maximize value. We believe that our Advisor, and its affiliates, have a platform that derives a potential competitive advantage from the combination of experience, proven track record of successfully managing public companies, deep industry relationships and market-leading CRE credit underwriting and capital markets expertise which enables us to manage credit risk across our investments as well as to structure and finance our assets efficiently. In addition, we believe that such platform, and our Advisor’s and its affiliates’ capabilities, will be strengthened and enhanced as a result of the mergers of our Sponsor, Colony and NorthStar Realty as discussed above. We believe that our targeted investment types are complementary to each other due to their overlapping sources of investment opportunities, common reliance on CRE fundamentals and ability to apply similar portfolio management and servicing skills to maximize value and to protect capital. We use the proceeds from our DRP and other financing sources to carry out our primary business objectives of originating and acquiring real estate-related investments.

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We began raising capital in late 2010 and completed our Total Primary Offering on July 1, 2013. Since the successful completion of our Total Primary Offering, we have only been raising new equity through our DRP. We also entered into term loan facilities that provide up to an aggregate of $550.0 million to finance the origination of CRE first mortgage loans, or our Term Loan Facilities, and our CMBS facilities to make new investments in CMBS, or our CMBS Credit Facilities, and collectively our Credit Facilities. In November 2012 and August 2013, we closed two securitization financing transactions to finance debt investments on a permanent, non-recourse, non-mark-to-market basis. All of the securitization bonds related to our two securitization financing transactions were repaid in January 2015 and January 2017, respectively, and therefore, we no longer hold any interest in securitization financing transactions. Our real estate portfolio is financed with long-term, non-recourse mortgage notes.

The following table presents our investment activity for the nine months ended September 30, 2017 and from inception through September 30, 2017, adjusted for our acquisitions and commitments through November 8, 2017 (dollars in thousands):

	Nine Months Ended September 30, 2017		From Inception Through November 8, 2017
Investment Type:	Count	Principal Amount/Cost(1)	Count	Principal Amount/Cost(1)
CRE debt	1	$12,000	52	$1,945,305
Operating real estate	—	—	42	616,353
PE Investments(2)	—	—	4	353,684
CRE securities	14	179,025	30	368,700

Total	15	$191,025	128	$3,284,042

(1)

Represents principal amount for real estate debt and securities and cost for real estate equity investments, which includes net purchase price allocation related to net intangibles, deferred costs and other assets.

(2)	Excludes contributions related to future funding commitments.

Financing Strategy

We use asset-level financing as part of our investment strategy and we seek to match-fund our assets and liabilities by having similar maturities and like-kind interest rate benchmarks (fixed or floating) to manage refinancing and interest rate risk and utilize non-recourse liabilities whenever possible. Our Advisor is responsible for managing such refinancing and interest rate risk on our behalf. We intend to pursue a variety of financing arrangements such as securitization financing transactions, credit facilities, mortgage notes and other term borrowings. We continue to seek and prefer long-term, non-recourse financing, including non mark-to-market financing that may be available through securitization.

Although we have a limitation on the maximum leverage for our portfolio, which approximates 75% of the aggregate cost of our investments, excluding indirect leverage held through our unconsolidated venture investments, before deducting loan loss reserves, other non-cash reserves and depreciation, we do not have a targeted debt-to-equity ratio on an asset-by-asset basis, as we believe the appropriate leverage for the particular assets we finance depends on the specific credit characteristics of each asset. We use leverage for the sole purpose of financing our investments and diversifying our equity and we do not employ leverage to speculate on changes in interest rates. Our current overall portfolio leverage is 43%.

Borrowing levels for CRE investments may change depending upon the nature of the assets and the related financing. Our financing strategy for our CRE debt and securities investments is dependent on our ability to obtain match-funded borrowings at rates that provide a positive net spread, generally using credit facilities and securitization financing transactions. Our financing strategy for our real estate is typically to use long-term, non-recourse mortgage notes.

Our credit facilities currently include three secured Term Loan Facilities that provide for an aggregate of up to $550.0 million to finance the origination of first mortgage loans and senior loan participations secured by commercial real estate, and five CMBS Credit Facilities to finance the acquisition of CMBS. In November 2012 and August 2013, we closed securitization financing transactions, which provide permanent, non-recourse, non-mark-to-market financing for our debt investments that were mainly previously financed on our Term Loan Facilities. All of the securitization bonds related to our

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two securitization financing transactions were repaid in January 2015 and January 2017, respectively, and therefore, we no longer hold any interest in securitization financing transactions.

In November 2016, we bifurcated three first mortgage loans with an aggregate principal amount of $44.4 million into senior participations in mortgage loans of $29.5 million and junior participations in the related mortgage loans of $14.9 million to facilitate the financing of our mortgage loans through a securitization financing transaction, or secured borrowing, entered into by NorthStar Income II. We sold three senior participations at cost into the securitization transaction. We did not retain any legal interest in the senior participations and retained the junior participations on an unleveraged basis. As a result of U.S. GAAP requirements for transfers of financial assets, the senior participations transferred into the securitization financing transaction are accounted for as a secured borrowing and presented as loan collateral payable, net, related party on our consolidated balance sheets. Refer to Note 2, “Summary of Significant Accounting Policies” in our accompanying consolidated financial statements for additional information. As of September 30, 2017, the carrying value of CRE debt investments recorded in real estate debt investments, net was $23.7 million with an offsetting secured borrowing recorded in loan collateral payable, net, related party of $23.4 million.

As of September 30, 2017, we had $136.7 million outstanding under our Term Loan Facilities and $49.0 million outstanding under our CMBS Credit Facilities. As of November 8, 2017, we had $413.3 million of available borrowing under our Term Loan Facilities.

Refer to “Liquidity and Capital Resources” for further disclosure regarding our financing transactions.

Portfolio Management

Our Advisor and its affiliates maintain a comprehensive portfolio management process that generally includes day-to-day oversight by the portfolio management and servicing team, regular management meetings and an exhaustive quarterly credit review process. These processes are designed to enable management to evaluate and proactively identify asset-specific credit issues and trends on a portfolio-wide basis. Nevertheless, we cannot be certain that our Advisor’s review will identify all issues within our portfolio due to, among other things, adverse economic conditions or events adversely affecting specific assets; therefore, potential future losses may also stem from investments that are not identified during these credit reviews. The portfolio management team, under the direction of our Advisor’s investment committee, uses many methods to actively manage our asset base to preserve our income and capital. Credit risk management is the ability to manage our assets in a manner that preserves principal/cost and income and minimizes credit losses that could decrease income and portfolio value. For CRE debt and real estate investments, frequent re-underwriting and dialogue with borrowers/tenants/partners and regular inspections of our collateral and owned properties have proven to be an effective process for identifying issues early. During the quarterly credit review, or more frequently as necessary, investments are put on highly-monitored status and identified for possible loan loss reserves/asset impairment, as appropriate, based upon several factors, including missed or late contractual payments, significant declines in collateral performance and other data which may indicate a potential issue in our ability to recover our invested capital from an investment. Our Advisor uses an experienced portfolio management and servicing team that monitors these factors on our behalf.

Our investments are reviewed on a quarterly basis, or more frequently as necessary, to assess whether there are any indicators that the value of our investments may be impaired or that its carrying value may not be recoverable. In conducting these reviews, we consider macroeconomic factors, including real estate sector conditions, together with asset and market specific circumstances among other factors. To the extent an impairment has occurred, the loss will be measured as compared to the carrying amount of the investment. An allowance for a doubtful account for a tenant receivable is established based on a periodic review of aged receivables resulting from estimated losses due to the inability of tenants to make required rent and other payments contractually due. Additionally, we establish, on a current basis, allowance for future tenant credit losses on unbilled rents receivable based upon an evaluation of the collectability of such amounts.

Each of our debt investments is secured by CRE collateral and requires customized portfolio management and servicing strategies for dealing with potential credit situations. The complexity of each situation depends on many factors, including the number of properties, the type of property, macro and local market conditions impacting supply/demand, cash flow and the financial condition of our collateral and our borrowers’/tenants’ ability to further support the collateral. Further, many of our investments may be considered transitional in nature because the business plan is to re-position, re-develop or otherwise

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lease-up the property in order to improve the collateral. At the time of origination or acquisition, the underlying property revenues may not be sufficient to support debt service, lease payments or generate positive net operating income. The business plan may necessitate an interest or lease reserve or other reserves, whether through proceeds from our loans, borrowings, offering proceeds or otherwise, to support debt service or lease payments and capital expenditures during the implementation of the business plan. There may also be a requirement for the borrower, tenant, guarantor or us, to refill these reserves should they become deficient during the applicable period for any reason.

As of September 30, 2017, each of our CRE debt investments was performing in accordance with the contractual terms of its governing documents in all material respects. There can be no assurance that our investments will continue to perform in accordance with the contractual terms of the governing documents or underwriting and we may, in the future, record loan loss reserves/asset impairment, as appropriate, if required.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, which requires the use of estimates and assumptions that involve the exercise of judgment and that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. There have been no material changes to our critical accounting policies since the filing of our Annual Report on Form 10-K for the fiscal year ended December 31, 2016.

Recent Accounting Pronouncements

For recent accounting pronouncements, refer to Note 2, “Summary of Significant Accounting Policies” in our accompanying consolidated financial statements included in Part I Item 1. “Financial Statements.”

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Results of Operations

Comparison of the Three Months Ended September 30, 2017 to 2016 (Dollars in Thousands):

	Three Months Ended September 30,		Increase (Decrease)
	2017	2016	Amount	%
Net interest income
Interest income	$14,869	$18,649	$(3,780)	(20.3)%
Interest expense	(2,938)	(4,003)	(1,065)	26.6%
Interest income on mortgage loans held in a securitization trust	11,892	—	11,892	100.0%
Interest expense on mortgage obligations issued by a securitization trust	(10,582)	—	(10,582)	100.0%

Net interest income	13,241	14,646	(1,405)	(9.6)%
Property and other revenues
Rental and other income	22,889	21,843	1,046	4.8%

Total property and other revenues	22,889	21,843	1,046	4.8%
Expenses
Asset management and other fees, related party	4,355	5,410	(1,055)	(19.5)%
Mortgage notes interest expense	4,805	4,552	253	5.6%
Other expenses related to securitization trust	42	—	42	100.0%
Transaction costs	3,988	182	3,806	2,091.2%
Property operating expenses	10,836	10,918	(82)	(0.8)%
General and administrative expenses	2,600	3,381	(781)	(23.1)%
Depreciation and amortization	12,318	9,481	2,837	29.9%

Total expenses	38,944	33,924	5,020	14.8%

Other income (loss)
Unrealized gain (loss) on mortgage loans and obligations held in a securitization trust, net	725	—	725	100.0%
Unrealized gain (loss) on investments	(1,487)	(33)	(1,454)	4,406.1%

Income (loss) before equity in earnings (losses) of unconsolidated ventures and income tax benefit (expense)	(3,576)	2,532	(6,108)	(241.2)%
Equity in earnings (losses) of unconsolidated ventures	1,040	5,575	(4,535)	(81.3)%
Income tax benefit (expense)	9	(810)	819	(101.1)%

Net income (loss)	$(2,527)	$7,297	$(9,824)	(134.6)%

Net Interest Income

Net interest income is interest income generated on our interest-earning assets less interest expense on our related interest-bearing liabilities.

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The following table presents the average balance of interest-earning assets less related interest-bearing liabilities, associated interest income and expense and corresponding yield earned and incurred for the three months ended September 30, 2017 and 2016. Amounts presented have been impacted by the timing of new investments and repayments during the period (dollars in thousands):

	Three Months Ended September 30,
	2017			2016
	Average Carrying Value(1)	Interest Income/ Expense(2)	WA Yield/ Financing Cost(3)	Average Carrying Value(1)	Interest Income/ Expense(2)	WA Yield/ Financing Cost(3)
Interest-earning assets:
CRE debt investments	$539,212	$11,859	8.80%	$868,327	$16,895	7.78%
CRE securities investments(4)	162,596	4,320	10.63%	68,911	1,754	10.18%

	$701,808	$16,179	9.22%	$937,238	$18,649	7.96%

Interest-bearing liabilities:
Securitization bonds payable, net	$—	$—	—%	$73,273	$996	5.44%
Credit facilities	192,850	2,677	5.55%	324,907	3,007	3.70%
Loan collateral payable, net, related party	23,383	261	4.46%	—	—	—%

	$216,233	$2,938	5.43%	$398,180	$4,003	4.02%

Net interest income		$13,241			$14,646

(1)

Based on amortized cost for CRE debt and securities investments and principal amount for securitization bonds payable, net, credit facilities and loan collateral payable, net, related party. All amounts are calculated based on quarterly averages.

(2)	Includes the effect of amortization of premium or accretion of discount and deferred fees.
(3)	Calculated as interest income or expense divided by average carrying value.
(4)	Includes interest income on mortgage loans held in a securitization trust net of interest expense on mortgage obligations issued by a securitization trust.

Interest income decreased by $2.5 million to $16.2 million primarily as a result of a $329.1 million decrease in the average carrying value of our debt investments, offset by a $93.7 million increase in the average carrying value of our CRE securities investments.

Interest expense decreased by $1.1 million to $2.9 million primarily as a result of the repayment of securitization bonds payable and a $132.1 million decrease in the average carrying value of our credit facilities.

Other Revenues

Rental and Other Income

Rental and other income increased by $1.0 million to $22.9 million as a result of improved performance from existing properties.

Expenses

Asset Management and Other Fees, Related Party

Asset management and other fees, related party decreased by $1.1 million to $4.4 million during the three months ended September 30, 2017 primarily as a result of a lower level of invested assets during the three months ended September 30, 2017 as compared to the three months ended September 30, 2016.

Mortgage Notes Interest Expense

Mortgage notes interest expense increased by $0.3 million to $4.8 million primarily as a result of a higher principal amount in connection with the refinancing of one of our mortgage notes in the fourth quarter of 2016.

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Transaction Costs

Transaction costs represent costs such as professional fees associated with new investments and transactions. Transaction costs increased by $3.8 million for the three months ended September 30, 2017 as compared to the three months ended September 30, 2016 primarily as a result of costs associated with the Combination.

Property Operating Expenses

Property operating expenses generally were flat during the three months ended September 30, 2017 compared to the three months ended September 30, 2016.

General and Administrative Expenses

General and administrative expenses are incurred at the corporate level and include auditing and professional fees, director fees, and other costs associated with operating our business which are primarily paid by our Advisor on our behalf in accordance with our advisory agreement. General and administrative expenses decreased by $0.8 million to $2.6 million as a result of lower operating expenses reimbursed to our Advisor due to lower average invested assets during the three months ended September 30, 2017 as compared to the three months ended September 30, 2016.

Depreciation and Amortization

Depreciation and amortization expense increased by $2.8 million to $12.3 million primarily as a result of accelerated amortization of lease intangibles driven by tenant move-outs during the three months ended September 30, 2017.

Unrealized gain (loss) on mortgage loans and obligations held in a securitization trust, net

During the three months ended September 30, 2017, we recorded an unrealized gain on mortgage loans and obligations held in a securitization trust, net of $0.7 million which represents the change in the fair value of the consolidated assets and liabilities of our investment in the subordinate tranches of the securitization trust in June 2017.

Unrealized Gain (Loss) on Investments

During the three months ended September 30, 2017 and 2016, we recorded an unrealized loss of $1.5 million and less than $0.1 million, respectively, related to our PE Investments.

Equity in Earnings (Losses) of Unconsolidated Ventures

Equity in earnings (losses) of unconsolidated ventures decreased by $4.5 million to $1.0 million as a result of a decrease in earnings from PE Investments as they continue to mature.

Income Tax Benefit (Expense)

For the three months ended September 30, 2017 and 2016, we recorded income tax benefit of less than $0.1 million and income tax expense of $0.8 million, respectively, related to our PE Investments.

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Comparison of the Nine Months Ended September 30, 2017 to 2016 (Dollars in Thousands):

	Nine Months Ended September 30,		Increase (Decrease)
	2017	2016	Amount	%
Net interest income
Interest income	$47,529	$59,006	$(11,477)	(19.5)%
Interest expense	(9,044)	(13,150)	(4,106)	31.2%
Interest income on mortgage loans held in a securitization trust	15,774	—	15,774	100.0%
Interest expense on mortgage obligations issued by a securitization trust	(14,202)	—	(14,202)	100.0%

Net interest income	40,057	45,856	(5,799)	(12.6)%
Property and other revenues
Rental and other income	66,827	58,330	8,497	14.6%

Total property and other revenues	66,827	58,330	8,497	14.6%
Expenses
Asset management and other fees, related party	13,592	18,747	(5,155)	(27.5)%
Mortgage notes interest expense	14,160	12,895	1,265	9.8%
Other expenses related to securitization trust	55	—	55	100.0%
Transaction costs	5,544	1,909	3,635	190.4%
Property operating expenses	30,294	27,478	2,816	10.2%
General and administrative expenses	7,862	11,553	(3,691)	(31.9)%
Depreciation and amortization	29,770	21,386	8,384	39.2%

Total expenses	101,277	93,968	7,309	7.8%

Other income (loss)
Unrealized gain (loss) on mortgage loans and obligations held in a securitization trust, net	725	—	725	100.0%
Unrealized gain (loss) on investments	(1,487)	(3,432)	1,945	(56.7)%

Income (loss) before equity in earnings (losses) of unconsolidated ventures and income tax benefit (expense)	4,845	6,786	(1,941)	(28.6)%
Equity in earnings (losses) of unconsolidated ventures	6,553	19,647	(13,094)	(66.6)%
Income tax benefit (expense)	(579)	(2,265)	1,686	(74.4)%

Net income (loss)	$10,819	$24,168	$(13,349)	(55.2)%

Net Interest Income

Net interest income is interest income generated on our interest-earning assets less interest expense on our related interest-bearing liabilities.

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The following table presents the average balance of interest-earning assets less related interest-bearing liabilities, associated interest income and expense and corresponding yield earned and incurred for the nine months ended September 30, 2017 and 2016. Amounts presented have been impacted by the timing of new investments and repayments during the period (dollars in thousands):

	Nine Months Ended September 30,
	2017			2016
	Average Carrying Value(1)	Interest Income/ Expense(2)	WA Yield/ Financing Cost(3)	Average Carrying Value(1)	Interest Income/ Expense(2)	WA Yield/ Financing Cost(3)
Interest-earning assets:
CRE debt investments	$627,774	$40,253	8.55%	$916,549	$53,635	7.80%
CRE securities investments(4)	120,944	8,848	9.75%	66,341	5,371	10.79%

	$748,718	$49,101	8.74%	$982,890	$59,006	8.00%

Interest-bearing liabilities:
Securitization bonds payable, net	$9,941	$153	2.05%	$122,415	$4,576	4.98%
Credit facilities	219,366	8,176	4.97%	321,679	8,574	3.55%
Loan collateral payable, net, related party	23,334	715	4.09%	—	—	—%

	$252,641	$9,044	4.77%	$444,094	$13,150	3.95%

Net interest income		$40,057			$45,856

(1)

Based on amortized cost for CRE debt and securities investments and principal amount for securitization bonds payable, net, credit facilities and loan collateral payable, net, related party. All amounts are calculated based on quarterly averages.

(2)	Includes the effect of amortization of premium or accretion of discount and deferred fees.
(3)	Calculated as interest income or expense divided by average carrying value.
(4)	Includes interest income on mortgage loans held in a securitization trust net of interest expense on mortgage obligations issued by a securitization trust.

Interest income decreased by $9.9 million to $49.1 million primarily as a result of a $288.8 million decrease in the average carrying value of our debt investments, offset by a $54.6 million increase in the average carrying value of our CRE securities investments.

Interest expense decreased by $4.1 million to $9.0 million as a result of the repayment of securitization bonds payable and a $102.3 million decrease in the average carrying value of our credit facilities.

Other Revenues

Rental and Other Income

Rental and other income increased by $8.5 million to $66.8 million as a result of the acquisition of operating real estate during 2016 and improved performance from existing properties.

Expenses

Asset Management and Other Fees, Related Party

Asset management and other fees, related party decreased by $5.2 million to $13.6 million during the nine months ended September 30, 2017 primarily as a result of a lower level of invested assets during the nine months ended September 30, 2017, as well as acquisition and disposition fees incurred during the nine months ended September 30, 2016.

Mortgage Notes Interest Expense

Mortgage notes interest expense increased by $1.3 million to $14.2 million primarily as a result of a mortgage note obtained in connection with the acquisition of an operating real estate portfolio during 2016.

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Transaction Costs

Transaction costs represent costs such as professional fees associated with new investments and transactions. Transaction costs increased by $3.6 million for the nine months ended September 30, 2017 as compared to the nine months ended September 30, 2016 primarily as a result of costs associated with the Combination.

Property Operating Expenses

Property operating expenses increased by $2.8 million to $30.3 million primarily as a result of the acquisition of an operating real estate portfolio during 2016.

General and Administrative Expenses

General and administrative expenses are incurred at the corporate level and include auditing and professional fees, director fees, and other costs associated with operating our business which are primarily paid by our Advisor on our behalf in accordance with our advisory agreement. General and administrative expenses decreased by $3.7 million to $7.9 million as a result of lower operating expenses reimbursed to our Advisor due to lower average invested assets during the nine months ended September 30, 2017 as compared to the nine months ended September 30, 2016.

Depreciation and Amortization

Depreciation and amortization expense increased by $8.4 million to $29.8 million primarily as a result of the acquisition of an operating real estate portfolio during 2016.

Unrealized gain (loss) on mortgage loans and obligations held in a securitization trust, net

During the nine months ended September 30, 2017, we recorded an unrealized gain on mortgage loans and obligations held in a securitization trust, net of $0.7 million which represents the change in the fair value of the consolidated assets and liabilities of our investment in the subordinate tranches of the securitization trust in June 2017.

Unrealized Gain (Loss) on Investments

During the nine months ended September 30, 2017 and 2016, we recorded an unrealized loss of $1.5 million and $3.4 million, respectively, related to our PE Investments.

Equity in Earnings (Losses) of Unconsolidated Ventures

Equity in earnings (losses) of unconsolidated ventures decreased by $13.1 million to $6.6 million as a result of a decrease in earnings from PE Investments as they continue to mature.

Income Tax Benefit (Expense)

For the nine months ended September 30, 2017 and 2016, we recorded income tax expense of $0.6 million and $2.3 million, respectively, related to our PE Investments.

Liquidity and Capital Resources

We require capital to fund our investment activities, pay operating expenses and to make distributions. Our capital sources may include cash flow from operations, net proceeds from asset repayments and sales, securitization financing transactions, borrowings under our Credit Facilities, and mortgage notes and other term borrowings. As of November 8, 2017, we had current investable cash (excluding property level and liquidity requirements) of $119.5 million.

Securitization Financing Transactions

In November 2012 and August 2013, we closed two securitization financing transactions to finance debt investments on a permanent, non-recourse, non-mark-to-market basis. All of the securitization bonds related to our two securitization financing transactions were repaid in January 2015 and January 2017, respectively, and therefore, we no longer hold any interest in securitization financing transactions. In the future, we expect to execute similar transactions to finance our newly-originated debt investments that might initially be financed on our Term Loan Facilities, although there is no assurance that will be the case.

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Credit Facilities

We currently have eight Credit Facilities including three Term Loan Facilities, that provide up to an aggregate of $550.0 million to finance the origination of first mortgage loans and senior loan participations secured by commercial real estate, and five CMBS Credit Facilities. The interest rate and advance rate depend on asset type and characteristic. Maturity dates of our Term Loan Facilities range from March 2018 to October 2018 and have extensions available at our option, subject to the satisfaction of certain customary conditions, with final maturity dates ranging from March 2018 to October 2021. The advance rate and maturity date of our CMBS Credit Facilities depend upon asset type. Our Credit Facilities contain representations, warranties, covenants, conditions precedent to funding, events of default and indemnities that are customary for agreements of these types. As of September 30, 2017, we were in compliance with all of our financial covenants under our Credit Facilities.

Secured Borrowing

In November 2016, we bifurcated three first mortgage loans with an aggregate principal amount of $44.4 million into senior participations in mortgage loans of $29.5 million and junior participations in the related mortgage loans of $14.9 million to facilitate the financing of our mortgage loans through a securitization financing transaction, or secured borrowing, entered into by NorthStar Income II. We sold three senior participations at cost into the securitization transaction. We did not retain any legal interest in the senior participations and retained the junior participations on an unleveraged basis. As a result of U.S. GAAP requirements for transfers of financial assets, the senior participations transferred into the securitization financing transaction are accounted for as a secured borrowing and presented as loan collateral payable, net, related party on our consolidated balance sheets. Refer to Note 2, “Summary of Significant Accounting Policies” in our accompanying consolidated financial statements for additional information. As of September 30, 2017, the carrying value of CRE debt investments recorded in real estate debt investments, net was $23.7 million with an offsetting secured borrowing recorded in loan collateral payable, net, related party of $23.4 million.

Offering

We are no longer raising capital from our Primary Offering or our DRP and we have invested substantially all of the net proceeds from our Primary Offering. As such, we do not expect significant new investment activity. However, as investments are repaid or sold, we expect that those proceeds will be reinvested. Our inability to invest these proceeds could reduce our net income and limit our ability to make distributions. Further, we have certain fixed direct and indirect operating expenses, including certain expenses as a publicly-registered REIT. We expect our net income from operations will be sufficient to cover such expenses.

Our charter limits us from incurring borrowings that would exceed 300% of our net assets. We cannot exceed this limit unless any excess in borrowing over such level is approved by our stockholders. An approximation of this leverage calculation is 75.0% of the cost of our investments, excluding indirect leverage held through our unconsolidated venture investments. As of September 30, 2017, our leverage as a percentage of our cost of investments was 43.0%.

In addition to making investments in accordance with our investment objectives, we use or have used our capital resources to make certain payments to our Advisor, our Prior Advisor and NorthStar Securities, LLC, or our Dealer Manager. During our organization and offering stage, these payments included payments to our Dealer Manager for selling commissions and dealer manager fees and payments to our Prior Advisor, or its affiliates, as applicable, for reimbursement of certain organization and offering costs. Total selling commissions, dealer manager fees and reimbursable organization and offering expenses through the completion of our Total Primary Offering were, in the aggregate, 10.7% of total proceeds raised from our Total Primary Offering, below the 15.0% maximum allowed. We expect to continue to make payments to our Advisor, or its affiliates, as applicable, in connection with the selection and origination or acquisition of investments, the management of our assets and costs incurred by our Advisor in providing services to us. On June 30, 2014, we entered into a new advisory agreement with our Advisor, on terms substantially similar to those set forth in our prior advisory agreement with our Prior Advisor, which has a one-year term but may be renewed for an unlimited number of successive one-year periods upon the mutual consent of our Advisor and our board of directors, including a majority of our independent directors. In June 2017, our board of directors approved the renewal of the advisory agreement for an additional one-year term, on terms identical to those previously in effect.

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Cash Flows

The following presents a summary of our consolidated statements of cash flows for the nine months ended September 30, 2017 and 2016 (dollars in thousands):

	Nine Months Ended September 30,
Cash flow provided by (used in):	2017	2016	Change

Operating activities	$36,751	$47,328	$(10,577)
Investing activities	156,380	56,211	100,169
Financing activities	(183,083)	(113,611)	(69,472)

Net change in cash and cash equivalents	$10,048	$(10,072)	$20,120

Comparison of the Nine Months Ended September 30, 2017 to 2016

Operating Activities

Our cash flows from operating activities depends on numerous factors including the changes to net interest income and net operating income generated from our real estate investments, distributions from PE Investments, fees paid to our Advisor for the management of our investments, transaction costs, and general and administrative expenses. Our net cash provided by operating activities decreased by $10.6 million for the nine months ended September 30, 2017 compared to the nine months ended September 30, 2016 primarily as a result of lower net interest income from our debt investments and lower equity in earnings from our PE Investments, partially offset by increased income from our operating real estate and lower asset management and general and administrative expenses, period over period.

Investing Activities

Our cash flows from investing activities are generally used to fund debt investment originations and investment acquisitions, net of proceeds received from dispositions or repayments of real estate assets. Our net cash provided by investing activities increased by $100.2 million for the nine months ended September 30, 2017 compared to the nine months ended September 30, 2016. Cash flows provided by investing activities for the nine months ended September 30, 2017 was primarily a result of CRE debt and real estate securities repayments and distributions from PE Investments, partially offset by the origination of a new CRE debt investment and acquisition of real estate securities. Cash flows provided by investing activities for the nine months ended September 30, 2016 was primarily a result of CRE debt investment repayments, proceeds from the sale of an unconsolidated venture, and distributions from PE Investments, offset by the origination of new CRE debt investments, acquisition of real estate securities and operating real estate.

Financing Activities

Our cash flows from financing activities are principally impacted by our distributions paid on common stock, borrowings on credit facilities, and mortgage notes payable. Our net cash used in financing activities increased by $69.5 million for the nine months ended September 30, 2017 compared to the nine months ended September 30, 2016. Cash flows used in financing activities for the nine months ended September 30, 2017 was primarily a result of repayment of securitization bonds payable and credit facilities, partially offset by borrowing from credit facilities. Cash flows used in financing activities for the nine months ended September 30, 2016 was primarily a result of the repayment of securitization bonds payable and credit facilities, partially offset by borrowings from mortgage notes and credit facilities.

Off-Balance Sheet Arrangements

As of September 30, 2017, we are not dependent on the use of any off-balance sheet financing arrangements for liquidity. We have made investments in unconsolidated ventures. Refer to Note 5, “Investments in Unconsolidated Ventures” in Item 1. “Financial Statements” for a discussion of such unconsolidated ventures in our consolidated financial statements. In each case, our exposure to loss is limited to the carrying value of our investment.

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Related Party Arrangements

Advisor

Subject to certain restrictions and limitations, our Advisor is responsible for managing our affairs on a day-to-day basis and for identifying, originating, acquiring and asset managing investments on our behalf. Our Advisor may delegate certain of its obligations to affiliated entities, which may be organized under the laws of the United States or foreign jurisdictions. References to our Advisor include our Advisor and any such affiliated entities. For such services, to the extent permitted by law and regulations, our Advisor receives fees and reimbursement from us. Pursuant to the advisory agreement, our Advisor may defer or waive fees in its discretion. Below is a description and table of the fees and reimbursements incurred to our Advisor.

In June 2017, our board of directors approved the renewal of the advisory agreement for an additional one-year term, on terms identical to those previously in effect.

Fees to Advisor

Asset Management Fee

Our Advisor receives a monthly asset management fee equal to one-twelfth of 1.25% of the sum of the amount funded or allocated for CRE investments, including expenses and any financing attributable to such investments, less any principal received on debt and securities investments (or our proportionate share thereof in the case of an investment made through a joint venture).

Incentive Fee

Our Advisor is entitled to receive distributions equal to 15.0% of net cash flows of us, whether from continuing operations, repayment of loans, disposition of assets or otherwise, but only after stockholders have received, in the aggregate, cumulative distributions equal to their invested capital plus an 8.0% cumulative, non-compounded annual pre-tax return on such invested capital.

Acquisition Fee

Our Advisor also receives fees for providing structuring, diligence, underwriting advice and related services in connection with real estate acquisitions equal to 1.0% of the amount funded or allocated by us to originate or acquire investments, including acquisition costs and any financing attributable to such investments (or our proportionate share thereof in the case of an investment made through a joint venture). A fee paid to our Advisor in connection with the origination or acquisition of CRE debt investments is included in CRE debt investments, net on our consolidated balance sheets and is amortized to interest income over the life of the investment using the effective interest method. An acquisition fee incurred related to an equity investment will generally be expensed as incurred. A fee paid to our Advisor in connection with the acquisition of an equity or debt investment in an unconsolidated joint venture is included in investments in unconsolidated ventures on our consolidated balance sheets.

Disposition Fee

For substantial assistance in connection with the sale of investments and based on the services provided, as determined by our Company’s independent directors, our Advisor receives a disposition fee of 1.0% of the contract sales price of each CRE investment sold. We do not pay a disposition fee upon the maturity, prepayment, workout, modification or extension of a CRE debt investment unless there is a corresponding fee paid by our borrower, in which case the disposition fee is the lesser of: (i) 1.0% of the principal amount of the CRE debt investment prior to such transaction or (ii) the amount of the fee paid by our borrower in connection with such transaction. If we take ownership of a property as a result of a workout or foreclosure of a CRE debt investment, we will pay a disposition fee upon the sale of such property. A disposition fee from the sale of a CRE investment is generally expensed and included in asset management and other fees, related party in our consolidated statements of operations. A disposition fee for a CRE debt investment incurred in a transaction other than a sale is included in CRE debt investments, net on our consolidated balance sheets and is amortized to interest income over the life of the investment using the effective interest method.

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Reimbursements to Advisor

Operating Costs

Our Advisor is entitled to receive reimbursement for direct and indirect operating costs incurred by our Advisor in connection with administrative services provided to us. Our Advisor allocates, in good faith, indirect costs to us related to our Advisor’s and its affiliates’ employees, occupancy and other general and administrative costs and expenses in accordance with the terms of, and subject to the limitations contained in, the advisory agreement with our Advisor. The indirect costs include our allocable share of our Advisor’s compensation and benefit costs associated with dedicated or partially dedicated personnel who spend all or a portion of their time managing our affairs, based upon the percentage of time devoted by such personnel to our affairs. The indirect costs also include rental and occupancy, technology, office supplies, travel and entertainment and other general and administrative costs and expenses. However, there is no reimbursement for personnel costs related to executive officers (although there may be reimbursement for certain executive officers of our Advisor) and other personnel involved in activities for which our Advisor receives an acquisition fee or a disposition fee. Our Advisor allocates these costs to us relative to its and its affiliates’ other managed companies in good faith and has reviewed the allocation with our board of directors, including its independent directors. Our Advisor updates the board of directors on a quarterly basis of any material changes to the expense allocation and provides a detailed review to the board of directors, at least annually, and as otherwise requested by the board of directors. We reimburse our Advisor quarterly for operating costs (including the asset management fee) based on a calculation for the four preceding fiscal quarters not to exceed the greater of: (i) 2.0% of our average invested assets or (ii) 25.0% of our net income determined without reduction for any additions to reserves for depreciation, loan losses or other similar non-cash reserves and excluding any gain from the sale of assets for that period. Notwithstanding the above, we may reimburse our Advisor for expenses in excess of this limitation if a majority of our independent directors determines that such excess expenses are justified based on unusual and non-recurring factors. We calculate the expense reimbursement quarterly based upon the trailing twelve-month period.

Summary of Fees and Reimbursements

The following table presents the fees and reimbursements incurred to our Advisor for the nine months ended September 30, 2017 and the amount due to related party as of September 30, 2017 and December 31, 2016 (dollars in thousands):

Type of Fee or Reimbursement		Due to Related Party as of December 31, 2016	Nine Months Ended September 30, 2017		Due to Related Party as of September 30, 2017
	Financial Statement Location		Incurred	Paid
Fees to Advisor Entities
Asset management	Asset management and other fees, related party	$10	$13,592	$(12,164)	$1,438
Acquisition(1)	Real estate debt investments, net / Asset management and other fees, related party	40	120	(160)	—
Disposition(1)	Real estate debt investments, net / Asset management and other fees, related party	—	2,622	(2,207)	415
Reimbursements to Advisor Entities
Operating costs(2)	General and administrative expenses	18	7,391	(4,958)	2,451

Total		$68	$23,725	$(19,489)	$4,304

(1)

Acquisition/disposition fees incurred to our Advisor related to CRE debt investments are generally offset by origination/exit fees paid to us by borrowers if such fees are required from the borrower. Acquisition fees related to equity investments are included in asset management and other fees, related party in our consolidated statements of operations. Acquisition fees related to investments in unconsolidated joint ventures are included in investments in unconsolidated ventures on our consolidated balance sheets. From inception through September 30, 2017, our Advisor waived $1.9 million of acquisition fees and $0.4 million of disposition fees related to CRE securities.

(2)

As of September 30, 2017, our Advisor has incurred unreimbursed operating costs on our behalf of $9.6 million that remain eligible to allocate to us. Pursuant to the Combination Agreement, immediately prior to the closing of the Combination, CLNC will, if necessary, declare a special distribution to an affiliate of our Sponsor in an amount that is intended to true up such affiliate for, among other things, the expected present value of the unreimbursed operating costs incurred by our Advisor on our behalf.

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PE Investments

In connection with our PE Investments, we guaranteed all of our funding obligations that may be due and owed under the governing documents indirectly through an indemnification agreement with NorthStar Realty, which in turn guaranteed the obligations directly to the PE Investment entities. We and NorthStar Realty each agreed to indemnify the other proportionately for any losses that may arise in connection with the funding and other obligations as set forth in the governing documents in the case of a joint default by us and NorthStar Realty. We and NorthStar Realty further agreed to indemnify each other for all of the losses that may arise as a result of a default that was solely caused by us or NorthStar Realty, as the case may be. In connection with the mergers, our Sponsor assumed all of NorthStar Realty’s obligations.

PE Investment I

In connection with PE Investment I, we assumed the rights to subscribe to 29.5% of PE Investment I from NorthStar Realty. We and NorthStar Realty contributed cash of $400.1 million, of which we and NorthStar Realty contributed $118.0 million and $282.1 million, respectively. In connection with the mergers, NorthStar Realty’s interests in PE Investment I and its other obligations were assumed by our Sponsor.

PE Investment IIB

In February 2016, our board of directors, including all of our independent directors, approved the purchase of an additional 14.0% of the PE Investment IIA transaction from NorthStar Realty, which, following the mergers became a subsidiary of our Sponsor, or PE Investment IIB. We purchased PE Investment IIB on the same terms and conditions negotiated by another existing and purchasing unrelated co-investor in the transaction. This increased our total ownership from 15% to 29%. We acquired PE Investment IIB for $26.5 million, adjusted for distributions and contributions. With this add-on investment, PE Investment IIA and PE Investment IIB are collectively responsible for 29% of the deferred amount, or $72.8 million as of September 30, 2017. In October 2017, PE Investment IIA and PE Investment IIB collectively paid $16.9 million of the deferred amount.

Secured Borrowing

In November 2016, we bifurcated three first mortgage loans with an aggregate principal amount of $44.4 million into senior participations in mortgage loans of $29.5 million and junior participations in the related mortgage loans of $14.9 million to facilitate the financing of our mortgage loans through a securitization financing transaction, or secured borrowing, entered into by NorthStar Income II. We sold three senior participations at cost into the securitization transaction. We did not retain any legal interest in the senior participations and retained the junior participations on an unleveraged basis. As a result of U.S. GAAP requirements for transfers of financial assets, the senior participations transferred into the securitization financing transaction are accounted for as a secured borrowing and presented as loan collateral payable, net, related party on our consolidated balance sheets. Refer to Note 2, “Summary of Significant Accounting Policies” in our accompanying consolidated financial statements for additional information. As of September 30, 2017, the carrying value of CRE debt investments recorded in real estate debt investments, net was $23.7 million with an offsetting secured borrowing recorded in loan collateral payable, net, related party of $23.4 million.

Recent Developments

Distributions

On November 8, 2017, our board of directors approved a daily cash distribution of $0.001917808 per share of common stock for each of the three months ended March 31, 2018. Distributions are generally paid to stockholders on the first business day of the month following the month for which the distribution was accrued.

New Investments

Real Estate Securities Investments

In October 2017, we purchased one CMBS investment with a face value of $6.5 million at a discount to par of $1.8 million, or 27.2%.

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Inflation

Virtually all of our assets and liabilities are interest rate sensitive in nature. As a result, interest rates and other factors influence our performance significantly more than inflation does. A change in interest rates may correlate with the inflation rate. Substantially all of the leases at our multifamily and student housing properties allow for monthly or annual rent increases which provide us with the opportunity to achieve increases, where justified by the market, as each lease matures. Such types of leases generally minimize the risks of inflation on our multifamily and student housing properties.

Refer to Item 3, “Quantitative and Qualitative Disclosures About Market Risk” for additional details.

Non-GAAP Financial Measures

Funds from Operations and Modified Funds from Operations

We believe that FFO and MFFO, both of which are non-GAAP measures, are additional appropriate measures of the operating performance of a REIT and of us in particular. We compute FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts, or NAREIT, as net income (loss) (computed in accordance with U.S. GAAP), excluding gains (losses) from sales of depreciable property, the cumulative effect of changes in accounting principles, real estate-related depreciation and amortization, impairment on depreciable property owned directly or indirectly and after adjustments for unconsolidated ventures.

Changes in the accounting and reporting rules under U.S. GAAP that have been put into effect since the establishment of NAREIT’s definition of FFO have prompted an increase in the non-cash and non-operating items included in FFO. For instance, the accounting treatment for acquisition fees related to business combinations has changed from being capitalized to being expensed. Additionally, publicly registered, non-traded REITs are typically different from traded REITs because they generally have a limited life followed by a liquidity event or other targeted exit strategy. Non-traded REITs typically have a significant amount of acquisition activity and are substantially more dynamic during their initial years of investment and operation as compared to later years when the proceeds from their initial public offering have been fully invested and when they may seek to implement a liquidity event or other exit strategy. However, we continue to make investments past the acquisition and development stage, albeit at a substantially lower pace.

Acquisition fees paid to our Advisor in connection with the origination and acquisition of debt investments are amortized over the life of the investment as an adjustment to interest income under U.S. GAAP and are therefore included in the computation of net income (loss) and income (loss) before equity in earnings (losses) of unconsolidated ventures and income tax benefit (expense), both of which are performance measures under U.S. GAAP. We adjust MFFO for the amortization of acquisition fees in the period when such amortization is recognized under U.S. GAAP. Acquisition fees are paid in cash that would otherwise be available to distribute to our stockholders. We believe that acquisition fees incurred by us negatively impact our operating performance during the period in which such investments are originated or acquired by reducing cash flow and therefore the potential distributions to our stockholders. However, in general, we earn origination fees for debt investments from our borrowers in an amount equal to the acquisition fees paid to our Advisor, and as a result, the impact of acquisition fees to our operating performance and cash flow would be minimal.

Acquisition fees and expenses paid to our Advisor and third parties in connection with the acquisition of equity investments are generally considered expenses and are included in the determination of net income (loss) and income (loss) before equity in earnings (losses) of unconsolidated ventures and income tax benefit (expense), both of which are performance measures under U.S. GAAP. Such fees and expenses will not be reimbursed by our Advisor or its affiliates and third parties, and therefore if there are no further proceeds from the sale of shares of our common stock to fund future acquisition fees and expenses, such fees and expenses will need to be paid from either additional debt, operating earnings, cash flow or net proceeds from the sale of investments or properties. All paid and accrued acquisition fees and expenses will have negative effects on future distributions to stockholders and cash flow generated by us, unless earnings from operations or net sales proceeds from the disposition of other properties are generated to cover the purchase price of the property, these fees and expenses and other costs related to such property.

The origination and acquisition of debt investments and the corresponding acquisition fees paid to our Advisor (and any offsetting origination fees received from our borrowers) associated with such activity is a key operating feature of our

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business plan that results in generating income and cash flow in order to make distributions to our stockholders. Therefore, the exclusion for acquisition fees may be of limited value in calculating operating performance because acquisition fees affect our overall long-term operating performance and may be recurring in nature as part of net income (loss) and income (loss) before equity in earnings (losses) of unconsolidated ventures and income tax benefit (expense) over our life.

Due to certain of the unique features of publicly-registered, non-traded REITs, the Investment Program Association, or the IPA, an industry trade group, standardized a performance measure known as MFFO and recommends the use of MFFO for such REITs. Management believes MFFO is a useful performance measure to evaluate our business and further believes it is important to disclose MFFO in order to be consistent with the IPA recommendation and other non-traded REITs. MFFO that adjusts for items such as acquisition fees would only be comparable to non-traded REITs that have completed the majority of their acquisition activity and have other similar operating characteristics as us. Neither the U.S. Securities and Exchange Commission, or the SEC, nor any other regulatory body has approved the acceptability of the adjustments that we use to calculate MFFO. In the future, the SEC or another regulatory body may decide to standardize permitted adjustments across the non-listed REIT industry and we may need to adjust our calculation and characterization of MFFO.

MFFO is a metric used by management to evaluate our future operating performance once our organization and offering and acquisition and development stages are complete and is not intended to be used as a liquidity measure. Although management uses the MFFO metric to evaluate future operating performance, this metric excludes certain key operating items and other adjustments that may affect our overall operating performance. MFFO is not equivalent to net income (loss) as determined under U.S. GAAP. In addition, MFFO is not a useful measure in evaluating net asset value, or NAV, since an impairment is taken into account in determining NAV but not in determining MFFO.

We define MFFO in accordance with the concepts established by the IPA and adjust for certain items, such as accretion of a discount and amortization of a premium on borrowings and related deferred financing costs, as such adjustments are comparable to adjustments for debt investments and will be helpful in assessing our operating performance. We also adjust MFFO for the non-recurring impact of the non-cash effect of deferred income tax benefits or expenses, as applicable, as such items are not indicative of our operating performance. Similarly, we adjust for the non-cash effect of unrealized gains or losses on unconsolidated ventures. Our computation of MFFO may not be comparable to other REITs that do not calculate MFFO using the same method. MFFO is calculated using FFO. FFO, as defined by NAREIT, is a computation made by analysts and investors to measure a real estate company’s operating performance. The IPA’s definition of MFFO excludes from FFO the following items:

•	acquisition fees and expenses;

•

non-cash amounts related to straight-line rent and the amortization of above or below market and in-place intangible lease assets and liabilities (which are adjusted in order to reflect such payments from an accrual basis of accounting under U.S. GAAP to a cash basis of accounting);

•	amortization of a premium and accretion of a discount on debt investments;

•	non-recurring impairment of real estate-related investments that meet the specified criteria identified in the rules and regulations of the SEC;

•	realized gains (losses) from the early extinguishment of debt;

•

realized gains (losses) on the extinguishment or sales of hedges, foreign exchange, securities and other derivative holdings except where the trading of such instruments is a fundamental attribute of our business;

•

unrealized gains (losses) from fair value adjustments on real estate securities, including CMBS and other securities, interest rate swaps and other derivatives not deemed hedges and foreign exchange holdings;

•	unrealized gains (losses) from the consolidation from, or deconsolidation to, equity accounting;

•	adjustments related to contingent purchase price obligations; and

•	adjustments for consolidated and unconsolidated partnerships and joint ventures calculated to reflect MFFO on the same basis as above.

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Certain of the above adjustments are also made to reconcile net income (loss) to net cash provided by (used in) operating activities, such as for the amortization of a premium and accretion of a discount on debt and securities investments, amortization of fees, any unrealized gains (losses) on derivatives, securities or other investments, as well as other adjustments.

MFFO excludes non-recurring impairment of real estate-related investments. We assess the credit quality of our investments and adequacy of reserves/impairment on a quarterly basis, or more frequently as necessary. Significant judgment is required in this analysis. With respect to debt investments, we consider the estimated net recoverable value of the loan as well as other factors, including but not limited to the fair value of any collateral, the amount and the status of any senior debt, the prospects for the borrower and the competitive situation of the region where the borrower does business. Fair value is typically estimated based on discounting expected future cash flow of the underlying collateral taking into consideration the discount rate, capitalization rate, occupancy, creditworthiness of major tenants and many other factors. This requires significant judgment and because it is based on projections of future economic events, which are inherently subjective, the amount ultimately realized may differ materially from the carrying value as of the balance sheet date. If the estimated fair value of the underlying collateral for the debt investment is less than its net carrying value, a loan loss reserve is recorded with a corresponding charge to provision for loan losses. With respect to a real estate investment, a property’s value is considered impaired if a triggering event is identified and our estimate of the aggregate future undiscounted cash flow to be generated by the property is less than the carrying value of the property. The value of our investments may be impaired and their carrying values may not be recoverable due to our limited life. Investors should note that while impairment charges are excluded from the calculation of MFFO, investors are cautioned that due to the fact that impairments are based on estimated future undiscounted cash flow and the relatively limited term of a non-traded REIT’s anticipated operations, it could be difficult to recover any impairment charges through operational net revenues or cash flow prior to any liquidity event.

We believe that MFFO is a useful non-GAAP measure for non-traded REITs. It is helpful to management and stockholders in assessing our future operating performance once our organization and offering and acquisition and development stages are complete, because it eliminates from net income non-cash fair value adjustments on our real estate securities and acquisition fees and expenses that are incurred as part of our investment activities. However, MFFO may not be a useful measure of our operating performance or as a comparable measure to other typical non-traded REITs if we do not continue to operate in a similar manner to other non-traded REITs, including if we were to extend our acquisition and development stage or if we determined not to pursue an exit strategy.

However, MFFO does have certain limitations. For instance, the effect of any amortization or accretion on debt investments originated or acquired at a premium or discount, respectively, is not reported in MFFO. In addition, realized gains (losses) from acquisitions and dispositions and other adjustments listed above are not reported in MFFO, even though such realized gains (losses) and other adjustments could affect our operating performance and cash available for distribution. Stockholders should note that any cash gains generated from the sale of investments would generally be used to fund new investments. Any mark-to-market or fair value adjustments may be based on many factors, including current operational or individual property issues or general market or overall industry conditions.

We typically purchase CMBS at a premium or discount to par value, and in accordance with U.S. GAAP, record the amortization of premium/accretion of the discount to interest income, which we refer to as the “CMBS effective yield.” We believe that reporting the CMBS effective yield in MFFO provides better insight to the expected contractual cash flows and is more consistent with our review of operating performance.

Neither FFO nor MFFO is equivalent to net income (loss) or cash flow provided by operating activities determined in accordance with U.S. GAAP and should not be construed to be more relevant or accurate than the U.S. GAAP methodology in evaluating our operating performance. Neither FFO nor MFFO is necessarily indicative of cash flow available to fund our cash needs including our ability to make distributions to our stockholders. FFO and MFFO do not represent amounts available for management’s discretionary use because of needed capital replacement or expansion, debt service obligations or other commitments or uncertainties. Furthermore, neither FFO nor MFFO should be considered as an alternative to net income (loss) as an indicator of our operating performance.

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The following table presents a reconciliation of net income (loss) attributable to common stockholders to FFO and MFFO attributable to common stockholders (dollars in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Funds from operations:
Net income (loss) attributable to NorthStar Real Estate Income Trust Inc. common stockholders	$(2,282)	$7,491	$10,739	$24,079
Adjustments:
Depreciation and amortization	12,318	9,481	29,770	21,386
Depreciation and amortization related to non-controlling interests	(1,150)	(978)	(2,728)	(2,172)

FFO attributable to NorthStar Real Estate Income Trust, Inc. common stockholders	$8,886	$15,994	$37,781	$43,293

Modified funds from operations:
FFO attributable to NorthStar Real Estate Income Trust, Inc. common stockholders	$8,886	$15,994	$37,781	$43,293
Adjustments:
Amortization of premiums, discounts and fees on investments and borrowings, net	1,187	1,011	3,012	3,193
Amortization of capitalized above/below market leases	504	250	1,107	70
Acquisition fees and transaction costs on investments	3,988	182	5,544	4,338
Straight-line rental (income) loss	(81)	(522)	(822)	(1,418)
Unrealized gain (loss) on mortgage loans and obligations held in a securitization trust, net	(725)	—	(725)	—
Unrealized (gain) loss on investments	1,487	33	1,487	3,432
Adjustments related to non-controlling interests	(46)	(10)	(57)	(89)

MFFO attributable to NorthStar Real Estate Income Trust, Inc. common stockholders	$15,200	$16,938	$47,327	$52,819

Distributions Declared and Paid

We generally pay distributions on a monthly basis based on daily record dates. Based on our estimated net asset value per share of $9.92, our annualized distribution amount represents an effective current yield of 7.1%. From January 1, 2017 through September 30, 2017, we paid distributions at an annualized distribution rate of $0.70 per share of our common stock. Distributions are generally paid to stockholders on the first business day of the month following the month for which the distribution has accrued.

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The following table presents distributions declared for the nine months ended September 30, 2017 and year ended December 31, 2016 (dollars in thousands):

	Nine Months Ended September 30, 2017		Year Ended December 31, 2016
Distributions Declared(1)(2)
Cash	$39,469		$53,408
DRP	23,274		43,337

Total	$62,743		$96,745
Sources of Distributions(1)
Funds from Operations(3)	$37,781	60%	$60,286	62%
Offering proceeds	24,962	40%	36,459	38%

Total	$62,743	100%	$96,745	100%
Cash Flow Provided by (Used in) Operations	$36,751		$60,836

(1)	Represents distributions declared for such period, even though such distributions are actually paid to stockholders the month following such period.
(2)	On August 9, 2017, our board of directors approved a daily cash distribution of $0.001917808 per share of common stock for each of the three months ended December 31, 2017.
(3)

From inception through September 30, 2017, we declared distributions of $461.6 million, of which 74% was paid from FFO, 25% was paid from Offering proceeds and 1% was paid from distribution support proceeds. From inception through September 30, 2017, the difference between total distributions paid (including cash distributions and shares issued in connection with our DRP) and cash flow provided by operations was $97.9 million, of which $4.6 million related to shares purchased by an affiliate of our Sponsor (previously a subsidiary of NorthStar Realty), pursuant to our Distribution Support Agreement, which terminated in July 2013, and the remainder related to shares issued pursuant to our DRP.

Distributions in excess of our cash flow provided by operations were paid using Offering proceeds. Over the long-term, we expect that our distributions will be paid entirely from cash flow provided by operations. However, our operating performance cannot be accurately predicted and may deteriorate in the future due to numerous factors, including our ability to raise and invest capital at favorable yields, the financial performance of our investments in the current real estate and financial environment, the type and mix of our investments and accounting of our investments in accordance with U.S. GAAP. Future distributions declared and paid may exceed cash flow provided by operations.

As of November 8, 2017, our portfolio is generating an 11.8% current yield on invested equity before expenses and excluding uninvested cash. There is no assurance we will realize the expected returns on invested equity over the term of these investments. Our actual return on invested equity could vary significantly from our expectations.

Item 3.	Quantitative and Qualitative Disclosures About Market Risk

We are primarily subject to interest rate risk, credit spread risk and credit risk. These risks are dependent on various factors beyond our control, including monetary and fiscal policies, domestic and international economic conditions and political considerations. Our market risk sensitive assets, liabilities and related derivative positions are held for investment and not for trading purposes.

Interest Rate Risk

We may be subject to interest rate changes as a result of long-term borrowings used to acquire real estate equity investments and may also be exposed to changes in net interest income of our real estate debt investments, which is the difference between the income earned and the interest expense incurred in connection with our borrowings and derivatives.

Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings, prepayment penalties and cash flows and to lower overall borrowing costs by borrowing primarily at fixed rates or variable rates with the lowest margins available and by evaluating hedging opportunities.

Our CRE debt and securities investments bear interest at either a floating or fixed-rate. The interest rate on our floating-rate assets is a fixed spread over an index such as LIBOR and typically reprices every 30 days based on LIBOR in effect at the time. Currently, most of our floating-rate CRE debt investments have a fixed minimum LIBOR floor. We will not benefit

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from an increase in LIBOR until it is in excess of the LIBOR floors. Given the frequent and periodic repricing of our floating-rate assets, changes in benchmark interest rates are unlikely to materially affect the value of our floating-rate portfolio. Changes in short-term rates will, however, affect income from our investments.

A change in interest rates could affect the value of our fixed-rate CRE debt and securities investments. For instance, an increase in interest rates would result in a higher required yield on investments, which would decrease the value on existing fixed-rate investments in order to adjust their yields to current market levels.

Our general financing strategy has focused on the use of “match-funded” structures. This means that we seek to align the maturities of our liabilities with the maturities on our assets as closely as possible in order to manage the risks of being forced to refinance our liabilities prior to the maturities of our assets. In addition, we seek to match the interest rate on our assets with like-kind borrowings, so fixed-rate investments are financed with fixed-rate borrowings and floating-rate assets are financed with floating-rate borrowings, directly or indirectly, through the use of interest rate swaps, caps and other financial instruments or through a combination of these strategies. We are subject to interest rate risk because on certain investments, we maintain a net floating-rate asset position, and, therefore, our income will increase with increases in interest rates and decrease with declines in interest rates. As of September 30, 2017, 73.9% of our debt investments, including future funding commitments, were floating rate investments and 44.1% of our total borrowings were floating rate liabilities. Of the floating rate liabilities, 19.1% related to the use of our CMBS Credit Facilities. As of September 30, 2017, a hypothetical 100 basis point increase in interest rates (including the effect of the interest rate floor) would increase income by $1.6 million annually, net of interest expense.

Credit Spread Risk

The value of our fixed and floating-rate investments also changes with market credit spreads. This means that when the market-demanded risk premium, or credit spread, increases, the value of our fixed and floating-rate assets decrease and vice versa. Fixed-rate assets are valued based on a market credit spread over the rate payable on fixed-rate U.S. Treasury of like maturity. This means that their value is dependent on the yield demanded on such assets by the market, based on their credit relative to U.S. Treasuries. The floating-rate CRE debt and securities investments are valued based on a market credit spread over the applicable LIBOR. Demand for a higher yield on investments results in higher or “wider” spread over the benchmark rate (usually the applicable U.S. Treasury yield) to value these assets. Under these conditions, the value of our portfolio should decrease. Conversely, if the spread used to value these assets were to decrease or “tighten,” the value of these assets should increase.

Credit Risk

Credit risk in our CRE debt and securities investments relates to each individual borrower’s ability to make required interest and principal payments on scheduled due dates. We seek to manage credit risk through our Advisor’s comprehensive credit analysis prior to making an investment, actively monitoring our portfolio and the underlying credit quality, including subordination and diversification of our portfolio. Our analysis is based on a broad range of real estate, financial, economic and borrower-related factors, which we believe are critical to the evaluation of credit risk inherent in a transaction. For the nine months ended September 30, 2017, two CRE debt investments each contributed more than 10% of interest income, of which one debt investment was classified as held for sale.

We are subject to the credit risk of the borrower when we make CRE debt and securities investments and the credit risk of our tenants in our real estate properties. We seek to undertake a rigorous credit evaluation of each borrower/tenant prior to making an investment. This analysis includes an extensive due diligence investigation of the borrowers/tenant’s creditworthiness and business as well as an assessment of the strategic importance of the underlying real estate to the borrowers/tenant’s core business operations.

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Item 4. Controls	and Procedures

Disclosure Controls and Procedures

As of the end of the period covered by this report, the Company’s management conducted an evaluation, as required under Rules 13a-15(b) and 15d-15(b) under the Securities Exchange Act of 1934, as amended, or Exchange Act, under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act).

Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures are effective. Notwithstanding the foregoing, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will detect or uncover failures to disclose material information otherwise required to be set forth in the Company’s periodic reports.

Internal Control over Financial Reporting

Changes in Internal Control over Financial Reporting.

There have not been any changes in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the most recent fiscal quarter that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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PART II. Other	Information

Item 1. Legal	Proceedings

We may be involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, in the opinion of management, any current legal proceedings are not expected to have a material adverse effect on our financial position or results of operations.

Item 1A.	Risk Factors

There are no material changes from the risk factors previously disclosed in our Annual Report on Form 10-K for the fiscal year ended December 31, 2016 as filed with the SEC on March 17, 2017, except as noted below.

We have paid and may continue to pay distributions from sources other than our cash flow provided by operations, and as a result we will have less cash available for investments and stockholders’ overall return may be reduced.

Our organizational documents permit us to pay distributions from any source, including Offering proceeds, borrowings, our Advisor’s agreement to defer, reduce or waive fees (or accept, in lieu of cash, shares of our common stock) or sales of assets or we may make distributions in the form of taxable stock dividends. We have not established a limit on the amount of proceeds we may use to fund distributions. We have funded our cash distributions paid to date using net proceeds from our Offering, including our DRP, and we may do so in the future. During the course of our existence, we may not generate sufficient cash flow from operations to fund distributions and, as a result, distributions declared may be paid using proceeds from our DRP. For the nine months ended September 30, 2017, we declared distributions of $62.7 million compared to cash provided by operating activities of $36.8 million with $25.0 million, or 40%, of the distributions declared during this period being paid using proceeds from our DRP. For the year ended December 31, 2016, we declared distributions of $96.7 million compared to cash provided by operating activities of $60.8 million with $36.5 million, or 38%, of the distributions declared during this period being paid using proceeds from our DRP.

On August 25, 2017, in connection with our entry into the Combination Agreement, our board of directors voted to suspend the DRP until further notice. Pursuant to the terms of the DRP, the suspension went into effect prior to the monthly distributions to be paid on or about October 1, 2017 and as a result, all stockholders will receive only cash distributions unless the DRP is reinstated.

Stockholders cannot be sure of the market price of the CLNC common stock they will receive as consideration.

Upon completion of mergers of each of us and NorthStar Income II with and into CLNC as contemplated by the Combination Agreement, which we refer to as the Mergers, our stockholders will receive shares of CLNC class B common stock, which will subsequently convert to shares of CLNC’s class A common stock at various times as further described in the Combination Agreement. We anticipate that CLNC’s class A common stock will be traded on a national securities exchange; however, prior to the Combination, there has not been and will not be an established public trading market for CLNC common stock. The market price of the CLNC class A common stock following the Combination will be unknown until the commencement of trading of CLNC class A common stock upon the consummation of the Combination. The value of the CLNC class B common stock will be based on the market price of the CLNC class A common stock at the time that the applicable class of CLNC class B common stock converts to CLNC class A common stock. Therefore, stockholders will not know the value of the consideration they will receive for the Mergers until the completion of the Combination.

The NorthStar I exchange ratio in the Combination is fixed and generally will not be adjusted for changes affecting us.

If the Mergers are completed, and assuming the exchange ratio is not adjusted pursuant to the terms of the Combination Agreement, each outstanding share of our common stock will be converted into the right to receive 0.3532 (which we refer to as the NorthStar I exchange ratio) shares of CLNC class B common stock, classified as follows: (i) 10% as shares of CLNC class B-1 common stock, (ii) 45% as shares of CLNC class B-2 common stock and (iii) 45% as shares of CLNC class B-3 common stock.

The NorthStar I exchange ratio is fixed and may be adjusted only under certain limited circumstances as set forth in the Combination Agreement and will not be adjusted to reflect any changes in the value of our common stock between the

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signing of the Combination Agreement and the closing of the Mergers. However, immediately prior to the closing of the Combination, if we have generated the least amount of cash leakage as compared to NorthStar Income II during the period from July 1, 2017 through the day immediately preceding the closing date, excluding the dividend payment made on July 1, 2017, we will declare a special dividend in order to true up the agreed contribution values of us and NorthStar Income II in relation to each other. In addition, immediately prior to the closing of the Combination, CLNC will, if necessary, declare a special distribution to CLNS OP in an amount that is intended to true up CLNS OP for the difference between (i) the sum of (a) the loss in value of us and NorthStar Income II as a result of the distributions made by us and NorthStar Income II in excess of funds from operations from July 1, 2017 through the day immediately preceding the closing date (excluding the dividend payment made on July 1, 2017), (b) funds from operations for the Contributed Entities (as defined in the Combination Agreement) from July 1, 2017 through the day immediately preceding the closing date of the Combination, (c) cash contributions or contributions of certain intercompany receivables made to the Contributed Entities from July 1, 2017 through the day immediately preceding the closing date and (d) the expected present value of certain unreimbursed operating expenses of us and NorthStar Income II paid on each company’s behalf by their respective advisors, and (ii) cash distributions made by the Contributed Entities from July 1, 2017 through the day immediately preceding the closing date, excluding the Goodwill Distribution (as defined in the Combination Agreement).

Completion of the Combination is subject to many conditions and if these conditions are not satisfied or waived, the Combination will not be completed.

Completion of the Combination is subject to many conditions that must be satisfied or waived under the Combination Agreement in order for the Combination to be completed including, among others, receipt of approval of our stockholders and the stockholders of NorthStar Income II.

In addition, each of the parties may terminate the Combination Agreement under certain circumstances, including, among other reasons, if the Combination is not completed by the outside date (as set forth in the Combination Agreement).

There can be no assurance that the conditions to the closing of the Combination will be satisfied or waived. For example, CLNC’s ability to qualify as a REIT depends, in part, on its acquisition of our and NorthStar Income II’s qualifying REIT assets in the Mergers. Accordingly, for CLNC’s counsel to deliver the REIT qualification opinion that is a condition to the closing of the Combination, CLNC must be able to project, and its counsel to reasonably assume, that CLNC will satisfy the REIT income and asset tests for the entire taxable year of the Mergers. Accordingly, there can be no assurance that the Combination, including the Mergers, will be completed.

If the Combination does not occur, we may incur payment obligations to the others.

If the Combination Agreement is terminated under certain circumstances, we may be required to pay NorthStar Income II and/or CLNS OP certain termination fees of approximately $43.4 million or transaction expenses of up to $10 million each (depending on the specific circumstances).

Our stockholders, as a group, will hold a significantly smaller share of CLNC following the closing of the Combination than they currently do as stockholders of us.

Following the Combination, our former stockholders are expected to hold approximately 32% of CLNC immediately after the completion of the Combination, on a fully diluted basis. Consequently, our stockholders, as a group, will exercise less influence over the management and policies of CLNC after the completion of the Combination than they currently exercise over the management and policies of us. In addition, our charter includes certain provisions required by the Statement of Policy Regarding Real Estate Investment Trusts published by the North American Securities Administrators Association, or the NASAA REIT Guidelines, which apply to REITs with shares that are publicly registered with the SEC but are not listed on a national securities exchange, including certain director removal rights. The CLNC charter does not include provisions based on the NASAA REIT Guidelines and such guidelines would not apply to CLNC.

If the Mergers are approved, the date on which our stockholders will receive CLNC common stock is uncertain.

Even if the Mergers are approved by our stockholders and NorthStar Income II’s stockholders, the date on which the Mergers are consummated and our stockholders will receive CLNC common stock will remain uncertain, and may not occur at all.

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Although it is expected that the Mergers will be consummated in the first quarter of 2018, the completion date of the Mergers might be later than expected due to delays in satisfying the conditions to the closing of the Combination (including the listing by CLNC of its class A common stock on a national securities exchange) or other unforeseen events. In addition, there can be no assurance that the Mergers will be completed even if the required stockholder approvals are obtained.

The Combination Agreement includes restrictions on our ability to make distributions to our stockholders, even if we would otherwise have net income and net cash available to make such distributions.

Pursuant to the Combination Agreement, we are permitted to make our regular daily dividend distributions to our stockholders of up to $0.001917808 per share of our common stock prior to the closing of the Mergers. Our board of directors may also declare a special dividend in cash in respect of our common stock to the extent the cash leakage of NorthStar Income II exceeds any cash leakage of us prior to the closing of the Mergers.

We are permitted under the Combination Agreement to make certain minimum distributions in excess of the above limits as needed in order to maintain our respective statuses as REITs. In the event the amounts of permitted dividends described above are exceeded, pursuant to a distribution necessary for us to qualify as a REIT or to avoid the incurrence of any income or excise tax, the NorthStar I exchange ratio will be adjusted.

Therefore, even if we have available net income or net cash to make distributions to our stockholders and satisfy any other conditions to make such distributions, the terms of the Combination Agreement could prohibit such action.

We will be subject to business uncertainties and certain operation restrictions until consummation of the Combination.

Uncertainty about the effect of the Mergers may have an adverse effect on us. These uncertainties could disrupt our business and cause investors and others that deal with us to seek to change existing business relationships, cease doing business with us or cause potential new business partners or investment counterparties to delay doing business with us until the Combination has been completed successfully. In addition, the Combination Agreement restricts us from making certain acquisitions and investments and taking other specified actions without the consent of the other parties until the Combination occurs. These restrictions may prevent us from pursuing attractive business opportunities that may arise prior to the completion of the Combination, even if such actions would otherwise prove beneficial to our stockholders. Those operating covenants will continue to apply until the Mergers occur.

Failure to complete the Combination could negatively affect our value and our future business and financial results.

If the Combination Agreement is terminated and the Combination is not completed for any reason, including as a result of our stockholders’ or NorthStar Income II stockholders’ failing to approve the necessary proposals, our ongoing business could be adversely affected and, without realizing any of the benefits of having completed the Combination, may be subject to several risks, including that:

•	we may experience negative reactions from our investors;
•

we will be required to pay certain costs relating to the Combination, whether or not the Combination is completed, and, depending on the circumstances relating to a termination, may be required to pay certain termination fees or transaction expenses; and

•	our management’s focus and resources may be diverted from operational matters and other strategic opportunities while working to implement the Combination.

If either of the Mergers does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, stockholders participating in such Merger may be required to pay substantial U.S. federal income taxes.

Although the parties intend that each of the Mergers will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, it is possible that the Internal Revenue Service, which we refer to as the IRS, could assert that one or both of the Mergers fails to so qualify. If the IRS were to be successful in any such contention, or if for any other reason any such Merger were to fail to qualify as a “reorganization,” each U.S. holder participating in any such Merger would recognize gain or loss with respect to all such U.S. holder’s shares of stock based on the difference between: (i) that U.S. holder’s tax basis in the relevant shares; and (ii) the aggregate cash and the fair market value of the shares of stock received in the applicable Merger.

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Item 2. Unregistered	Sales of Equity Securities and Use of Proceeds

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We adopted our Share Repurchase Program effective July 19, 2010 and as amended on June 25, 2015, which enables stockholders to sell their shares to us in limited circumstances. We may not repurchase shares unless a stockholder has held shares for one year. However, we may repurchase shares held for less than one year in connection with a stockholder’s death or qualifying disability. We will repurchase shares within two years of such death or qualifying disability of a stockholder at the higher of the price paid for the shares, as adjusted for any stock dividends, combinations, splits, recapitalizations or any similar transaction with respect to the shares of common stock, or our estimated value per share. A qualifying disability is a disability as such term is defined in Section 72(m)(7) of the Internal Revenue Code that arises after the purchase of the shares requested to be repurchased. We are not obligated to repurchase shares under our Share Repurchase Program. Except in the case of death or qualifying disability (as described above), the price paid for shares redeemed under the Share Repurchase Program for requests received after January 1, 2015 is 95% of the most recently disclosed estimated value per share.

Prior to the suspension of our Share Repurchase Program (described below), we generally funded repurchase requests received during a quarter with proceeds set aside for that purpose which are not expected to exceed proceeds received from our DRP. However, to the extent that the aggregate DRP proceeds are not sufficient to fund repurchase requests, our board of directors may, in its sole discretion, choose to use other sources of funds. Our board of directors may, in its sole discretion, amend, suspend or terminate our Share Repurchase Program at any time, provided that any amendment that adversely affects the rights or obligations of a participant will take effect upon 10 days’ prior written notice (or 10 business days’ prior written notice if related to a change in the number of shares that can be repurchased in a calendar year). In addition, our Share Repurchase Program will terminate in the event a secondary market develops for our shares or a listing of our shares occurs on a national securities exchange or are included for quotation in a national securities market. On August 25, 2017, in connection with the entry into the Combination Agreement, our board of directors voted to suspend our Share Repurchase Program until further notice. The suspension of our Share Repurchase Program went effective as of September 7, 2017 and as a result, no further share repurchases will be processed unless and until the Share Repurchase Program is reinstated.

For the nine months ended September 30, 2017, we repurchased shares of our common stock as follows:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plan or Program	Maximum Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plan or Program
January 1 to January 31	—	$—	—
February 1 to February 28	1,847,639	9.42	1,847,639	(1)
March 1 to March 31	—	—	—
April 1 to April 30	—	—	—
May 1 to May 31	1,135,346	9.44	1,135,346	(1)
June 1 to June 30	—	—	—
July 1 to July 31	—	—	—
August 1 to August 31	1,318,509	9.51	1,318,509	(1)
September 1 to September 30	—	—	—

Total	4,301,494		4,301,494

(1)

Subject to funds being available, and if our Share Repurchase Program resumes, we will limit the number of shares redeemed pursuant to our Share Repurchase Program to: (i) 5.0% of the weighted average number of shares of our common stock outstanding during the prior calendar year; and (ii) those that could be funded from the net DRP proceeds in the prior calendar year plus such additional funds as may be reserved for that purpose by our board of directors; provided, however, that the above volume limitations shall not apply to repurchases requested within two years after the death or qualifying disability of a stockholder.

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Unregistered Sales of Equity Securities

During the three months ended September 30, 2017, we did not issue any equity securities that were not registered under the Securities Act. All prior sales of unregistered securities have been previously reported on quarterly reports on Form 10-Q or annual reports on Form 10-K.

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Item 6. Exhibits

Description of Exhibit
2.1

Master Combination Agreement, dated as of August 25, 2017, among Colony Capital Operating Company, LLC, NRF RED REIT Corp., NorthStar Real Estate Income Trust, Inc., NorthStar Real Estate Income Trust Operating Partnership, LP, NorthStar Real Estate Income II, Inc., NorthStar Real Estate Income Operating Partnership II, LP, Colony NorthStar Credit Real Estate, Inc. and Credit RE Operating Company, LLC (filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 28, 2017 and incorporated herein by reference)

3.1

Second Articles of Amendment and Restatement of NorthStar Real Estate Income Trust, Inc. (filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on August 26, 2010 and incorporated herein by reference)

3.2

Amended and Restated Bylaws of NorthStar Real Estate Income Trust, Inc. (filed as Exhibit 3.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013 and incorporated herein by reference)

4.1	Amended and Restated Distribution Reinvestment Plan (filed as Appendix A to the Company’s Registration Statement on Form S-3D (File No. 333-213092) and incorporated herein by reference)
31.1*	Certification by the Chief Executive Officer pursuant to 17 CFR 240.13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification by the Chief Financial Officer pursuant to 17 CFR 240.13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1*

Certification by the Chief Executive Officer pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2*

Certification by the Chief Financial Officer pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101*

The following materials from the NorthStar Real Estate Income Trust, Inc. Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets as of September 30, 2017 (unaudited) and December 31, 2016; (ii) Consolidated Statements of Operations (unaudited) for the three and nine months ended September 30, 2017 and 2016; (iii) Consolidated Statements of Comprehensive Income (Loss) (unaudited) for the three and nine months ended September 30, 2017 and 2016; (iv) Consolidated Statements of Equity for the nine months ended September 30, 2017 (unaudited) and year ended December 31, 2016; (v) Consolidated Statements of Cash Flows (unaudited) for the nine months ended September 30, 2017 and 2016; and (vi) Notes to Consolidated Financial Statements (unaudited)

*	Filed herewith

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NorthStar Real Estate Income Trust, Inc.

Date:	November 13, 2017	By:	/s/ DANIEL R. GILBERT
			Name:	Daniel R. Gilbert
			Title:	Chairman, Chief Executive Officer and President

Date:	November 13, 2017	By:	/s/ FRANK V. SARACINO
			Name:	Frank V. Saracino
			Title:	Chief Financial Officer and Treasurer

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Annex G-1

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission File Number: 000-55189

NORTHSTAR REAL ESTATE INCOME II, INC.

(Exact Name of Registrant as Specified in its Charter)

Maryland	90-0916682
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification No.)

399 Park Avenue, 18th Floor, New York, NY 10022

(Address of Principal Executive Offices, Including Zip Code)

(212) 547-2600

(Registrant’s Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934: None

Securities registered pursuant to Section 12(g) of the Securities Exchange Act of 1934:

Common Stock, $0.01 par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Annual Report on Form 10-K or any amendment to this Annual Report on Form 10-K.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

There is no established trading market for the registrant’s common stock, and therefore the aggregate market value of the registrant’s common stock held by non-affiliates cannot be determined.

Indicate the number of shares outstanding of each of the registrant’s classes of common stock, as of the latest practicable date:

The Company has 97,225,498 shares of Class A common stock, $0.01 par value per share, and 17,014,432 shares of Class T common stock, $0.01 par value per share, outstanding as of March 10, 2017.

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of the definitive proxy statement related to the registrant’s 2016 Annual Meeting of Stockholders to be filed hereafter are incorporated by reference into Part III (Items 10, 11, 12, 13 and 14) of this Annual Report on Form 10-K.

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NORTHSTAR REAL ESTATE INCOME II, INC.

FORM 10-K

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FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, or Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or Exchange Act. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “seek,” “anticipate,” “estimate,” “believe,” “could,” “project,” “predict,” “continue,” “future” or other similar words or expressions. Forward-looking statements are not guarantees of performance and are based on certain assumptions, discuss future expectations, describe plans and strategies, contain projections of results of operations or of financial condition or state other forward-looking information. Such statements include, but are not limited to, those relating to our ability to make distributions to our stockholders, our reliance on our advisor and our sponsor, the operating performance of our investments, our financing needs, the effects of our current strategies and investment activities and our ability to effectively deploy capital. Our ability to predict results or the actual effect of plans or strategies is inherently uncertain, particularly given the economic environment. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements and you should not unduly rely on these statements. These forward-looking statements involve risks, uncertainties and other factors that may cause our actual results in future periods to differ materially from those forward-looking statements. These factors include, but are not limited to:

•	adverse economic conditions and the impact on the commercial real estate industry;

•	our ability to deploy capital quickly and successfully and achieve a diversified portfolio consistent with our target asset classes;

•	our dependence on the resources and personnel of our advisor, our sponsor and their affiliates, including our advisor’s ability to source and close on attractive investment opportunities on our behalf;

•	the performance of our advisor, our sponsor and their affiliates;

•	our liquidity and access to capital;

•	our use of leverage;

•	our ability to make distributions to our stockholders;

•	the lack of a public trading market for our shares;

•	the effect of economic conditions on the valuation of our investments;

•	the effect of paying distributions to our stockholders from sources other than cash flow provided by operations;

•	the impact of our sponsor’s recently completed merger with NorthStar Realty Finance Corp. and Colony Capital, Inc. and whether any of the anticipated benefits to our advisor’s and its affiliates’ platform will be realized in full or at all;

•	our advisor’s and its affiliates’ ability to attract and retain qualified personnel to support our operations and potential changes to key personnel providing management services to us;

•	our reliance on our advisor and its affiliates and sub-advisors/co-venturers in providing management services to us, the payment of substantial fees to our advisor, the allocation of investments by our advisor and its affiliates among us and the other sponsored or managed companies and strategic vehicles of our sponsor and its affiliates, and various potential conflicts of interest in our relationship with our sponsor;

•	the impact of market and other conditions influencing the availability of equity versus debt investments and performance of our investments relative to our expectations and the impact on our actual return on invested equity, as well as the cash provided by these investments;

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•	changes in our business or investment strategy;

•	the impact of economic conditions on borrowers of the debt we originate and acquire and the mortgage loans underlying the commercial mortgage backed securities in which we invest, as well as on the tenants of the real property that we own;

•	changes in the value of our portfolio;

•	the impact of fluctuations in interest rates;

•	our ability to realize current and expected returns over the life of our investments;

•	any failure in our advisor’s and its affiliates’ due diligence to identify relevant facts during our underwriting process or otherwise;

•	illiquidity of debt investments, equity investments or properties in our portfolio;

•	our ability to finance our assets on terms that are acceptable to us, if at all, including our ability to complete securitization financing transactions;

•	environmental compliance costs and liabilities;

•	risks associated with our joint ventures and unconsolidated entities, including our lack of sole decision making authority and the financial condition of our joint venture partners;

•	increased rates of loss or default and decreased recovery on our investments;

•	the degree and nature of our competition;

•	the effectiveness of our risk and portfolio management systems;

•	the potential failure to maintain effective internal controls, disclosure and procedures;

•	regulatory requirements with respect to our business generally, as well as the related cost of compliance;

•	legislative and regulatory changes, including changes to laws governing the taxation of real estate investment trusts, or REITs, and changes to laws affecting non-traded REITs and alternative investments generally;

•	our ability to maintain our qualification as a REIT for federal income tax purposes and limitations imposed on our business by our status as a REIT;

•	the loss of our exemption from registration under the Investment Company Act of 1940, as amended;

•	general volatility in capital markets;

•	the adequacy of our cash reserves and working capital; and

•	other risks associated with investing in our targeted investments, including changes in our industry, interest rates, the securities markets, the general economy or the capital markets and real estate markets specifically.

The foregoing list of factors is not exhaustive. All forward-looking statements included in this Annual Report on Form 10-K are based on information available to us on the date hereof and we are under no duty to update any of the forward-looking statements after the date of this report to conform these statements to actual results.

Factors that could have a material adverse effect on our operations and future prospects are set forth in our filings with the U.S. Securities and Exchange Commission, or the SEC, including the “Risk Factors” in this Annual Report on Form 10-K within Item 1A. The risk factors set forth in our filings with the SEC could cause our actual results to differ significantly from those contained in any forward-looking statement contained in this report.

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PART I

Item 1. Business

References to “we,” “us” or “our” refer to NorthStar Real Estate Income II, Inc. and its subsidiaries, in all cases acting through its external advisor, unless context specifically requires otherwise.

Overview

We were formed to originate, acquire and asset manage a diversified portfolio of commercial real estate, or CRE, debt, equity and securities investments predominantly in the United States. CRE debt investments include first mortgage loans, subordinate mortgage and mezzanine loans and participations in such loans and preferred equity interests. Real estate equity investments include direct ownership in properties, which may be structurally senior to a third-party partner’s equity, as well as indirect interests in real estate through real estate private equity funds, or PE Investments. CRE securities primarily consist of commercial mortgage-backed securities, or CMBS, and may include unsecured real estate investment trust, or REIT, debt, collateralized debt obligation, or CDO, notes and other securities. We may also invest internationally. In addition, we own investments through joint ventures. We were formed in December 2012 as a Maryland corporation and commenced operations in September 2013. We elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, commencing with the taxable year ended December 31, 2013. We conduct our operations so as to continue to qualify as a REIT for U.S. federal income tax purposes.

We are externally managed and have no employees. Prior to January 11, 2017, we were managed by an affiliate of NorthStar Asset Management Group Inc. (NYSE: NSAM), or NSAM. Effective January 10, 2017, NSAM completed its previously announced merger with Colony Capital, Inc. or Colony, NorthStar Realty Finance Corp., or NorthStar Realty, and Colony NorthStar, Inc., or Colony NorthStar, a wholly-owned subsidiary of NSAM, which we refer to as the mergers, with Colony NorthStar surviving the mergers and succeeding NSAM as our Sponsor. As a result of the mergers, our Sponsor became an internally-managed equity REIT, with a diversified real estate and investment management platform and publicly-traded on the NYSE under the ticker symbol “CLNS”. In addition, following the mergers, NSAM J-NSII Ltd, an affiliate of NSAM, or our Advisor, became a subsidiary of Colony NorthStar. Our Advisor manages our day-to-day operations pursuant to an advisory agreement. The mergers had no material impact on our operations.

Our Sponsor and its affiliates also provide asset management and other services to NorthStar Realty Europe Corp. (NYSE: NRE), other sponsored public retail-focused companies, private funds and any other companies our Sponsor and its affiliates may manage in the future, or collectively, the Managed Companies, both in the United States and internationally. As of February 28, 2017, our Sponsor had an aggregate of $56.0 billion of assets under management, adjusted for commitments to acquire or sell certain investments by our Sponsor and the Managed Companies.

Previously, we were managed by an affiliate of NorthStar Realty until June 30, 2014 when it spun-off its asset management business into NSAM. Concurrent with the spin-off, our Advisor agreed to manage our day-to-day operations on terms substantially similar to those set forth in our prior advisory agreement with NS Real Estate Income Advisor II, LLC, or our Prior Advisor. References to our Prior Advisor herein refer to the services performed by and fees paid and accrued to our Prior Advisor during the period prior to June 30, 2014. The spin-off of NorthStar Realty’s asset management business had no material impact on our operations.

Our primary investment types are as follows:

•	Commercial Real Estate Debt - Our CRE debt investments include first mortgage loans, subordinate interests and mezzanine loans and participations in such loans, as well as preferred equity interests.

•

Commercial Real Estate Equity - Our CRE equity investments include direct and indirect ownership in real estate and real estate assets that may be structurally senior to a third-party partner’s equity and

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indirect interests in real estate through PE Investments since the underlying collateral in the funds is primarily real estate.

•	Commercial Real Estate Securities - Our CRE securities investments include CMBS and may include unsecured REIT debt, CDO notes and other securities.

We believe that our targeted investment types are complementary to each other due to their overlapping sources of investment opportunities, common reliance on real estate fundamentals and application of similar portfolio management and servicing skills to maximize value and to protect shareholder capital. We believe our Advisor’s platform and experience provide us the flexibility to invest across the real estate capital structure.

In May 2013, our public offering of up to $1.65 billion in shares of our common stock, which included up to $1.5 billion of shares pursuant to our primary offering, or our Primary Offering, and up to $150.0 million of shares pursuant to our distribution reinvestment plan, or our DRP, was declared effective by the U.S. Securities and Exchange Commission, or SEC. Our Primary Offering and our DRP are herein collectively referred to as our Offering. In our Offering, our shares of common stock were offered in any combination of the two classes of shares of our common stock: Class A shares and Class T shares. NorthStar Securities, LLC, or our Dealer Manager, formerly a subsidiary of NorthStar Realty that became a subsidiary of NSAM upon completion of the spin-off and a subsidiary of our Sponsor upon completion of the mergers, was responsible for marketing the shares that were offered pursuant to our Primary Offering.

Our Primary Offering closed effective November 9, 2016. We continue to offer and sell shares pursuant to our DRP at the most recently disclosed estimated value per share of each share class, which is currently $9.26. Prior to the closing, $150.0 million of the unsold shares remaining from our Primary Offering were allocated to our DRP, for a total of $300.0 million in shares offered pursuant to our DRP. We may amend, suspend or terminate our DRP for any reason, except to eliminate a participant’s ability to withdraw from our DRP, upon ten days written notice.

From inception through March 10, 2017, we raised total gross proceeds of $1.1 billion pursuant to our Offering, including gross proceeds of $64.1 million pursuant to our DRP.

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Our Investments

The following table presents our investments as of December 31, 2016, adjusted for acquisitions, dispositions and commitments to purchase and sell through March 10, 2017 (dollars in thousands):

Investment Type:	Count	Principal Amount/Cost(1)	% of Total
Real estate debt investments	Loans
First mortgage loans(2)(3)	22	$648,678	37.2%
Mezzanine loans	1	20,528	1.2%
Subordinate interests(2)	3	164,877	9.5%

Total real estate debt	26	834,083	47.9%

Operating real estate	Properties
Industrial	22	335,111	19.3%
Multi-tenant office	2	137,575	7.9%

Total operating real estate	24	472,686	27.2%

Investments in private equity funds
PE Investment I	1	26,949	1.5%
PE Investment II	1	11,964	0.7%
PE Investment III(4)	1	263,960	15.2%

Total investments in private equity funds	3	302,873	17.4%

Real estate securities
CMBS	14	130,191	7.5%

Total real estate securities	14	130,191	7.5%

Total	67	$1,739,833	100.0%

(1)	Based on principal amount for real estate debt investments and securities, fair value for our PE Investments and cost for real estate equity, which includes purchase price allocations related to net intangibles, deferred costs and other assets.
(2)	Includes future funding commitments of $17.7 million for first mortgage loans and $8.6 million for subordinate interests, as of March 10, 2017.
(3)	Includes three senior participation interests in first mortgage loans, which are recorded as “Loan collateral receivable, related party” on our consolidated balance sheets, totaling $28.3 million of principal, including future funding commitments of $4.6 million.
(4)	Includes deferred payments, net of discount, assumed from the seller and owed to third parties. As of December 31, 2016, $23.4 million in deferred purchase price obligations remain outstanding, which includes the proportionate share of an obligation owed through an unconsolidated joint investment.

For financial information regarding our reportable segments, refer to Note 13, “Segment Reporting” in our accompanying consolidated financial statements included in Part II Item 8. “Financial Statements and Supplementary Data”.

Underwriting Process

We use a rigorous investment and underwriting process that has been developed and utilized by our Advisor’s and its affiliates’ senior management team leveraging their extensive commercial real estate expertise over many years and real estate cycles which focuses on some or all of the following factors designed to ensure each investment is evaluated appropriately: (i) macroeconomic conditions that may influence operating performance; (ii) fundamental analysis of underlying real estate, including tenant rosters, lease terms, zoning, necessary licensing, operating costs and the asset’s overall competitive position in its market; (iii) real estate market factors

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that may influence the economic performance of the investment, including leasing conditions and overall competition; (iv) the operating expertise and financial strength and reputation of a tenant, operator, partner or borrower; (v) the cash flow in place and projected to be in place over the term of the investment and potential return; (vi) the appropriateness of the business plan and estimated costs associated with tenant buildout, repositioning or capital improvements; (vii) an internal and third-party valuation of a property, investment basis relative to the competitive set and the ability to liquidate an investment through a sale or refinancing; (viii) review of third-party reports including appraisals, engineering and environmental reports; (ix) physical inspections of properties and markets; (x) the overall legal structure of the investment, contractual implications and the lenders’ rights; and (xi) the tax and accounting impact.

Consistent with our investment strategy, our diversified portfolio is currently comprised of a majority of CRE debt investments, including CRE securities. The remainder of the portfolio consists of real estate equity investments, including operating real estate and PE Investments.

The following section describes the major CRE asset classes in which we invest and actively manage to maximize value and to protect capital.

Real Estate Debt Investments

Overview

Our CRE debt investment strategy focuses on originating, acquiring and asset managing CRE debt investments, including first mortgage loans, subordinate mortgage and mezzanine loans and participations in such loans and preferred equity interests.

We emphasize direct origination of our debt investments as this allows us a greater degree of control over how they are underwritten and structured and it provides us the opportunity to syndicate some or all of the loans (including senior or subordinate interests), if desired. Further, we believe it facilitates a more direct relationship with our borrowers which helps us maintain a robust pipeline and provides an opportunity for us to earn origination and other fees.

Our Portfolio

As of December 31, 2016, adjusted for acquisitions, dispositions and commitments to purchase and sell through March 10, 2017, 47.9% of our assets were invested in CRE debt, consisting of 26 loans with an average investment size of $32.1 million. These loans are collateralized by a total of 78 properties. The weighted average extended maturity of our CRE debt portfolio is 4.2 years. Although our current portfolio is predominantly comprised of first mortgage loans, we continue to evaluate lending opportunities throughout the capital structure including mezzanine loans and subordinate interests.

The following table presents a summary of our CRE debt investments as of December 31, 2016, adjusted for acquisitions, dispositions, and commitments to purchase and sell through March 10, 2017 (dollars in thousands):

					Weighted Average			Floating Rate as % of Principal Amount
Investment Type:	Count	Principal Amount(1)	Carrying Value(2)	Allocation by Investment Type(3)	Fixed Rate	Spread over LIBOR(4)	Total Unleveraged Current Yield
First mortgage loans(5)	22	$648,678	$630,923	77.7%	—	5.18%	5.67%	100.0%
Mezzanine loans	1	20,528	20,631	2.5%	14.00%	—	14.00%	—
Subordinate interests	3	164,877	157,227	19.8%	12.44%	12.75%	12.60%	17.4%

Total/Weighted average	26	$834,083	$808,781	100.0%	12.65%	5.44%	7.23%	81.2%

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(1)	Includes future funding commitments of $17.7 million for first mortgage loans and $8.6 million for subordinate interests, as of March 10, 2017.
(2)	Certain CRE debt investments serve as collateral for financing transactions, including carrying value of $359.3 million for Term Loan Facilities, as defined in Item 1, Financing Strategy, and other notes payable and $268.9 million for a securitization financing transaction executed in November 2016. Refer to Item 7, Related Party Arrangements, for further detail). The remainder is unleveraged.
(3)	Based on principal amount.
(4)	Includes a fixed minimum LIBOR rate (“LIBOR floor”), as applicable. As of March 10, 2017, we had $500.6 million principal amount of floating-rate loans subject to a LIBOR floor with the weighted average LIBOR floor of 0.30%.
(5)	Includes three senior participation interests in first mortgage loans, which are recorded as “Loan collateral receivable, related party” on our consolidated balance sheets, totaling $28.3 million of principal, including future funding commitments of $4.6 million.

The following charts present our CRE debt portfolio’s diversity across investment type, property type and geographic location based on principal amount:

Operating Real Estate

Our operating real estate investment strategy focuses on direct ownership in commercial real estate with an emphasis on properties with stable cash flow, which may be structurally senior to a third-party partner’s equity. In addition, we may own operating real estate investments through joint ventures with one or more partners. Our operating real estate investments may have the potential to appreciate in value and therefore help offset upfront

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fees and expenses. Our operating real estate investments are comprised of an industrial and a multi-tenant office portfolio, respectively.

Our industrial portfolio includes net lease properties, which are typically leased to a single tenant. We may also invest in properties that are leased to tenants with us retaining responsibility for certain operating and capital costs. At the end of the lease term, the tenant typically has a right to renew the lease at market rates or to vacate the property with no further ongoing obligation.

Our multi-tenant office portfolio consists of commercial office properties that are well located with strong operating partners which we believe offer both attractive cash flow and returns.

As of December 31, 2016, adjusted for acquisitions, dispositions, and commitments to purchase and sell through March 10, 2017, $472.7 million, or 27.2% of our assets were invested in real estate properties and our portfolio was 94% occupied with a weighted average lease term of 3.7 years.

The following table presents our real estate property investments as of December 31, 2016, (dollars in thousands):

Property Type	Number of Portfolios	Number of Properties	Amount(1)	% of Total	Capacity	Primary Locations
Industrial	1	22	$335,111	70.9%	6,697,324 square feet	IN, KY, TN
Multi-tenant Office	1	2	137,575	29.1%	717,702 square feet	WA

Total	2	24	$472,686	100.0%

(1)	Based on cost which includes purchase price allocations related to deferred costs and other assets.

The following charts present our real estate portfolio’s diversity across property type and geographic location based on cost:

Investments in Private Equity Funds

Our PE Investments own limited partnership interests in real estate private equity funds acquired in the secondary market and are managed by institutional-quality sponsors, which we refer to as fund interests. In addition, we may own PE Investments through joint ventures with one or more partners.

As of December 31, 2016, adjusted for acquisitions, dispositions, and commitments to purchase and sell through March 10, 2017, 17.4% of our assets were invested in PE Investments, totaling $302.9 million.

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The following tables present a summary of our PE Investments (dollars in thousands):

					Underlying Fund Interests(3)
PE Investment	Number of Funds(1)	Number of General Partners(1)	Initial NAV	Amount(2)	Assets, at Cost	Implied Underlying Leverage(4)	Expected Future Contributions(5)
PE Investment I	5	4	$50,233	$26,949	$2,842,794	56.1%	$402
PE Investments II	3	2	29,250	11,964	868,311	84.4%	—
PE Investments III(6)	41	20	344,267	263,960	25,754,840	38.7%	—

Total	49	26	$423,750	$302,873	$29,465,945		$402

(1)	Based on number of remaining underlying fund interests as of December 31, 2016.
(2)	Includes deferred payments, net of discount, assumed from the seller and owed to third parties.
(3)	Based on financial data reported by the underlying funds as of September 30, 2016, which is the most recent financial information available from the underlying funds, except as otherwise noted.
(4)	Represents implied leverage for funds with investment-level financing, calculated as the underlying borrowing divided by assets at fair value.
(5)	Represents the estimated amount of expected future contributions to funds as of December 31, 2016.
(6)	At the time of closing in September 2016, we paid $33.9 million to acquire PE Investment III and paid an additional $204.7 million in December 2016. In addition, we assumed $44.7 million of deferred purchase price obligations to third parties from the seller, which includes the proportionate share of an obligation owed through a joint investment within PE Investment III, totaling $5.6 million. As of December 31, 2016, $21.0 million in deferred purchase price obligations have been paid and $23.4 million remain outstanding, which includes the proportionate share of an obligation owed through an unconsolidated joint investment. Refer to Note 8. “Related Party Arrangements” in our accompanying consolidated financial statements included in Part II Item 8. “Financial Statements and Supplementary Data”, for additional information.

	Income	Return of Capital	Distributions	Contributions(2)
PE Investment I
Year Ended December 31, 2016	$3,459	$10,739	$14,198	$255
March 20, 2015 to December 31, 2016(1)	7,661	16,821	24,482	45,983
PE Investment II
Year Ended December 31, 2016	$2,821	$5,908	$8,729	$13,894
August 4, 2015 to December 31, 2016(1)	4,640	18,279	22,919	27,788
PE Investment III
Year Ended December 31, 2016(1)	$5,331	$53,811	$59,142	$294,779
September 20, 2016 to December 31, 2016(1)	5,331	53,811	59,142	294,779

(1)	Represents activity from the initial closing date through December 31, 2016.
(2)	Includes initial investments, before closing statement adjustments for distributions and contributions, and subsequent contributions, including deferred purchase price fundings.

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The following charts present the underlying fund interests in our PE Investments by investment type and geographic location based on net asset value, or NAV, as of September 30, 2016:

(1)	Based on individual fund financial statements as of September 30, 2016.

Real Estate Securities

Our CRE securities investment strategy may focus on investing in and asset managing a wide range of CRE securities, primarily CMBS, unsecured REIT debt or CDO notes backed primarily by CRE securities and debt. We expect our CRE securities to have explicit credit ratings assigned by at least one of the major rating agencies (Moody’s Investors Services, Standard & Poor’s, Fitch Ratings, Morningstar, DBRS and/or Kroll Bond Rating Agency).

As of December 31, 2016, adjusted for acquisitions, dispositions, and commitments to purchase and sell through March 10, 2017, 7.5% of our assets were invested in CRE securities and consisted of 14 CMBS securities totaling $130.2 million purchased at an aggregate $46.1 million discount to par. Of the bonds that are rated, all have a rating of BBB- from Fitch Ratings and Kroll Bond Rating Agency with a weighted average credit support of 8.2%. The bonds are secured by diverse portfolios of mortgage loans with a weighted average loan-to-value, or LTV, of 58.1%. The portfolios are geographically diverse with concentrations in the Northeast, Mid-Atlantic, Southeast, and West regions of the United States and comprise office, retail, multifamily, mixed use, lodging and industrial properties. The bonds were purchased at a weighted average unlevered yield of 9.7%. We may lever the bonds with an existing or new credit facility to enhance the yield.

As of December 31, 2016, adjusted for acquisitions and commitments to purchase and sell through March 10, 2017, the weighted average expected maturity of our CMBS was 7.3 years.

Financing Strategy

We use asset-level financing as part of our investment strategy and we seek to match-fund our assets and liabilities by having similar maturities and like-kind interest rate benchmarks (fixed or floating) to manage refinancing and interest rate risk and utilize non-recourse liabilities whenever possible. Our Advisor is responsible for managing such financing and interest rate risk on our behalf. We intend to pursue a variety of financing arrangements such as credit facilities, securitization financing transactions, mortgage notes and other term borrowings. We continue to seek and prefer long-term, non-recourse financing, including non mark-to-market financing that may be available through securitization.

Our credit facilities currently include three secured credit facility agreements, or Term Loan Facilities, that provide for an aggregate principal amount of up to $650.0 million to finance the first mortgage loans and senior

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loan participations secured by commercial real estate and three master repurchase agreements, or CMBS Credit Facilities, to finance the acquisition of CMBS. In November 2016 we closed a securitization financing transaction, Securitization 2016-1 (as defined in Item 7, Related Party Arrangements), which provides permanent, non-recourse, non-mark-to-market financing for our debt investments that were mainly previously financed on our Term Loan Facilities. As of March 10, 2017, we had $203.0 million borrowings outstanding under our Term Loan Facilities, with up to $447.0 million of available borrowings, $41.2 million borrowings outstanding under our CMBS Credit Facilities, and $192.8 million bonds issued and outstanding as part of the securitization transaction.

Our financing strategy for our debt and securities investments is dependent on our ability to obtain match-funded borrowings at rates that provide a positive net spread, generally using credit facilities and securitization financing transactions.

Although we have a limitation on the maximum leverage for our portfolio, which approximates 75% of the aggregate cost of our investments, including cash and cash equivalents and excluding indirect leverage held through our unconsolidated venture investments, before deducting loan loss reserves, other non-cash reserves and depreciation, we do not have a targeted debt-to-equity ratio on an asset-by-asset basis, as we believe the appropriate leverage for the particular assets we finance depends on the specific credit characteristics of each asset. We use leverage for the sole purpose of financing our investments and diversifying our equity and we do not employ leverage to speculate on changes in interest rates. As of December 31, 2016, our leverage as a percentage of our cost of investments was 45.5%.

Portfolio Management

Our Advisor and its affiliates maintain a comprehensive portfolio management process that generally includes day-to-day oversight by the portfolio management and servicing team, regular management meetings and an exhaustive quarterly credit review process. These processes are designed to enable management to evaluate and proactively identify asset-specific credit issues and trends on a portfolio-wide basis. For joint venture investments, we may rely on joint venture partners to provide certain asset management, property management and/or other services in managing our joint investments. Nevertheless, we cannot be certain that our Advisor’s review will identify all issues within our portfolio due to, among other things, adverse economic conditions or events adversely affecting specific assets; therefore, potential future losses may also stem from investments that are not identified during these credit reviews. The portfolio management team, under the direction of the investment committee, uses many methods to actively manage our asset base to preserve our income and capital. Credit risk management is the ability to manage our assets in a manner that preserves principal/cost and income and minimizes credit losses that could decrease income and portfolio value. For CRE investments, frequent re-underwriting and dialogue with borrowers/partners and regular inspections of our collateral and owned properties have proven to be an effective process for identifying issues early. During the quarterly credit review, or more frequently as necessary, investments are put on highly-monitored status and identified for possible loan loss reserves/asset impairment, as appropriate, based upon several factors, including missed or late contractual payments, significant declines in collateral performance and other data which may indicate a potential issue in our ability to recover our invested capital from an investment. Our Advisor uses an experienced portfolio management and servicing team that monitors these factors on our behalf.

Our investments are reviewed on a quarterly basis, or more frequently as necessary, to assess whether there are any indicators that the value of our investments may be impaired or that carrying value may not be recoverable. In conducting these reviews, we consider macroeconomic factors, including real estate sector conditions, together with investment and market specific circumstances among other factors. To the extent an impairment has occurred, the loss will be measured as compared to the carrying amount of the investment. An allowance for a doubtful account for a tenant receivable is established based on a periodic review of aged receivables resulting from estimated losses due to the inability of tenants to make required rent and other payments contractually due. Additionally, we establish, on a current basis, allowance for future tenant credit losses on unbilled rents receivable based upon an evaluation of the collectability of such amounts.

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Each of our debt investments is secured by CRE collateral and requires customized portfolio management and servicing strategies for dealing with potential credit situations. The complexity of each situation depends on many factors, including the number of properties, the type of property, macro and local market conditions impacting supply/demand, cash flow and the financial condition of our collateral and our borrowers’/tenants’ ability to further support the collateral. Further, many of our investments may be considered transitional in nature because the business plan is to re-position, re-develop or otherwise lease-up the property in order to improve the collateral. At the time of origination or acquisition, the underlying property revenues may not be sufficient to support debt service, lease payments or generate positive net operating income. The business plan may necessitate an interest or lease reserve or other reserves, whether through proceeds from our loans, borrowings, offering proceeds or otherwise, to support debt service or lease payments and capital expenditures during the implementation of the business plan. There may also be a requirement for the borrower, tenant, guarantor or us, to refill these reserves should they become deficient during the applicable period for any reason.

As of December 31, 2016, all of our debt investments were performing in accordance with the contractual terms of their governing documents in all material respects. However, there can be no assurance that our investments will continue to perform in accordance with the contractual terms of the governing documents or underwriting and we may, in the future, record loan loss reserves/asset impairment, as appropriate, if required.

Independent Directors’ Review of Our Policies

As required by our charter, our independent directors have reviewed our policies, including but not limited to our policies regarding investments, leverage, conflicts of interest and investment allocation, and determined that they are in the best interests of our stockholders. Our key policies that provide the basis for such determination are summarized herein.

Regulation

We are subject, in certain circumstances, to supervision and regulation by state and federal governmental authorities and are subject to various laws and judicial and administrative decisions imposing various requirements and restrictions, which, among other things:

•	regulate our public disclosures, reporting obligations and capital raising activity;

•	require compliance with applicable REIT rules;

•	establish loan servicing standards;

•	regulate credit granting activities;

•	require disclosures to customers;

•	govern secured transactions;

•	set collection, taking title to collateral, repossession and claims-handling procedures and other trade practices;

•	regulate land use and zoning;

•	regulate the foreign ownership or management of real property or mortgages;

•	regulate the ability of foreign persons or corporations to remove profits earned from activities within the country to the person’s or corporation’s country of origin;

•	regulate tax treatment and accounting standards; and

•	regulate use of derivative instruments and our ability to hedge our risks related to fluctuations in interest rates and exchange rates.

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We elected to be taxed as a REIT under the Internal Revenue Code, commencing with our taxable year ended December 31, 2013. If we continue to qualify as a REIT for federal income tax purposes, we will generally not be subject to federal income tax on our taxable income that we distribute as dividends to our stockholders. If we fail to continue to qualify as a REIT in any taxable year after electing REIT status, we will be subject to federal income tax on our taxable income at regular corporate income tax rates and will generally not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year in which our qualification is denied. Such an event could materially and adversely affect our net income and cash available for distribution. However, we believe that we are organized and expect to operate in a manner that enables us to qualify for treatment as a REIT for federal income tax purposes and we intend to continue to operate so as to remain qualified as a REIT for federal income tax purposes thereafter.

On December 18, 2015, President Obama signed into law the Consolidated Appropriations Act, 2016, an omnibus spending bill, with a provision referred to as the Protecting Americans from Tax Hikes Act of 2015, or the PATH Act. On June 7, 2016, the Internal Revenue Service, or the IRS, issued temporary Treasury Regulations under the PATH Act, finalized in part in Treasury Regulations issued on January 17, 2017. The PATH Act and the accompanying Treasury Regulations change certain rules affecting REIT qualification and taxation of REITs and REIT stockholders described under the heading “U.S. Federal Income Tax Considerations” in our Prospectus included in our Post-Effective Amendment to our Registration Statement on Form S-11 on Form S-3, filed with the SEC on November 17, 2016, relating to sales of our shares pursuant to the DRP. These changes are briefly summarized as follows:

•	For taxable years beginning after 2017, the percentage of a REIT’s total assets that may be represented by securities of one or more TRSs is reduced from 25% to 20%.

•	For distributions in taxable years beginning after 2014, the preferential dividend rules no longer apply to us as a “publicly offered REIT,” as defined in new Internal Revenue Code Section 562(c)(2).

•	For taxable years beginning after 2015, debt instruments issued by publicly offered REITs are treated as real estate assets for purposes of the 75% asset test, but interest on debt of a publicly offered REIT will not be qualifying income under the 75% gross income test unless the debt is secured by real property. Under a new asset test, not more than 25% of the value of a REIT’s assets may consist of debt instruments that are issued by publicly offered REITs and would not otherwise be treated as qualifying real estate assets.

•	For taxable years beginning after 2015, to the extent rent attributable to personal property is treated as rents from real property (because rent attributable to the personal property for the taxable year does not exceed 15% of the total rent for the taxable year for such real and personal property), the personal property will be treated as a real estate asset for purposes of the 75% asset test. Similarly, debt obligation secured by a mortgage on both real and personal property will be treated as a real estate asset for purposes of the 75% asset test, and interest thereon will be treated as interest on an obligation secured by real property, if the fair market value of the personal property does not exceed 15% of the fair market value of all property securing the debt.

•	For taxable years beginning after 2015, a 100% excise tax will apply to “redetermined services income,” i.e., non-arm’s-length income of a REIT’s TRS attributable to services provided to, or on behalf of, the REIT (other than services provided to REIT tenants, which are potentially taxed as redetermined rents).

•	For taxable years beginning after 2014, the period during which dispositions of properties with net built-in gains acquired from C corporations in carry-over basis transactions will trigger the built-in gains tax is reduced from ten years to five years.

•

REITs are subject to a 100% tax on net income from “prohibited transactions,” i.e., sales of dealer property (other than “foreclosure property”). These rules also contain safe harbors under which certain sales of real estate assets will not be treated as prohibited transactions. One of the requirements for the

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current safe harbors is that (i) the REIT does not make more than seven sales of property (subject to specified exceptions) during the taxable year at issue, or (ii) the aggregate adjusted bases (as determined for purposes of computing earnings and profits) of property (other than excepted property) sold during the taxable year does not exceed 10% of the aggregate bases in the REIT’s assets as of the beginning of the taxable year, or (iii) the fair market value of property (other than excepted property) sold during the taxable year does not exceed 10% of the fair market value of the REIT’s total assets as of the beginning of the taxable year. If a REIT relies on clause (ii) or (iii), substantially all of the marketing and certain development expenditures with respect to the properties sold must be made through an independent contractor. For taxable years beginning after December 18, 2015, clauses (ii) and (iii) are liberalized to permit the REIT to sell properties with an aggregate adjusted basis (or fair market value) of up to 20% of the aggregate bases in (or fair market value of) the REIT’s assets as long as the 10% standard is satisfied on average over the three-year period comprised of the taxable year at issue and the two immediately preceding taxable years. In addition, for taxable years beginning after 2015, for REITs that rely on clauses (ii) or (iii), a TRS may make the marketing and development expenditures that previously had to be made by independent contractors.

•	A number of changes applicable to REITs are made to the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA, rules for taxing non-US persons on gains from sales of US real property interests, or USRPIs:

•	For dispositions and distributions on or after December 18, 2015, the stock ownership thresholds for exemption from FIRPTA taxation on sale of stock of a publicly traded REIT and for recharacterizing capital gain dividends as ordinary dividends is increased from not more than 5% to not more than 10%.

•	Effective December 18, 2015, new rules simplified the determination of whether we are a “domestically controlled qualified investment entity.”

•	For dispositions and distributions after December 18, 2015, “qualified foreign pension funds” as defined in new Internal Revenue Code Section 897(l)(2) and entities that are wholly owned by a qualified foreign pension fund are exempted from FIRPTA and FIRPTA withholding. New FIRPTA rules also apply to “qualified shareholders” as defined in new Internal Revenue Code Section 897(k)(3).

For sales of USRPIs occurring after February 16, 2016, the FIRPTA withholding rate for sales of USRPIs and certain distributions generally increases from 10% to 15%.

We believe that we are not, and intend to conduct our operations so as not to become, regulated as an investment company under the Investment Company Act of 1940, as amended, or the Investment Company Act. We have relied, and intend to continue to rely, on current interpretations of the staff of the SEC in an effort to continue to qualify for an exemption from registration under the Investment Company Act. For more information on the exemptions that we use refer to Item 1A. “Risk Factors-Maintenance of our Investment Company Act exemption imposes limits on our operations.”

We are also subject to regulation governing mortgage lending. Although most states do not regulate commercial real estate finance, certain states impose limitations on interest rates and other charges and on certain collection practices and creditor remedies and require licensing of lenders and financiers and adequate disclosure of certain contract terms. We are also required to comply with certain provisions of the Equal Credit Opportunity Act that are applicable to CRE loans.

Real estate properties owned by us and the operations of such properties are subject to various international, federal, state and local laws and regulations concerning the protection of the environment, including air and water quality, hazardous or toxic substances and health and safety. In addition, such properties are required to comply with the Americans with Disabilities Act of 1990, or the ADA, the Fair Housing Act, applicable fire and safety regulations, building codes and other land use regulations.

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In the judgment of management, while we do incur significant expense complying with the various regulations to which we are subject, existing statutes and regulations have not had a material adverse effect on our business. However, it is not possible to forecast the nature of future legislation, regulations, judicial decisions, orders or interpretations, nor their impact upon our future business, financial condition, results of operations or prospects.

For additional information regarding regulations applicable to us, refer to Item 1A. “Risk Factors.”

Competition

Although we continue to see a robust pipeline of opportunities to invest our capital, we are subject to increased competition in seeking CRE investments. We compete with many third parties engaged in real estate investment activities including publicly-traded REITs, non-traded REITs, insurance companies, commercial and investment banking firms, private equity funds and other investors. Some of these competitors, including other REITs and private real estate companies and funds, have substantially greater financial resources than we do. Such competitors may also enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies.

Future competition from new market entrants may limit the number of suitable investment opportunities offered to us. It may also result in higher prices, lower yields and a narrower spread over our borrowing costs, making it more difficult for us to originate or acquire new investments on attractive terms.

Employees

As of December 31, 2016, we had no employees. Our Advisor or its affiliates provide management, acquisition, advisory, marketing, investor relations and certain administrative services for us.

Corporate Governance and Internet Address

We emphasize the importance of professional business conduct and ethics through our corporate governance initiatives. Our board of directors consists of a majority of independent directors. The audit committee of our board of directors is composed exclusively of independent directors. We have adopted corporate governance guidelines and a code of ethics, which delineate our standards for our officers and directors.

Our internet address is www.northstarsecurities.com/income2. The information on our website is not incorporated by reference in this Annual Report on Form 10-K. We make available, free of charge through a link on our website, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to such reports, if any, as filed or furnished with the SEC, as soon as reasonably practicable after such filing or furnishing. Our site also contains our code of ethics, corporate governance guidelines and our audit committee charter. Within the time period required by the rules of the SEC, we will post on our website any amendment to our code of ethics or any waiver applicable to any of our directors, executive officers or senior financial officers.

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Item 1A. Risk Factors

The following risk factors and other information included in this Annual Report on Form 10-K should be carefully considered. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial or that generally apply to all businesses also may adversely impact our business. If any of the following risks occur, our business, financial condition, operating results, cash flow and liquidity could be materially adversely affected.

Risks Related to Our Business

Adverse changes in general economic conditions could adversely impact our business, financial condition and results of operations.

Our success is dependent upon general economic conditions in the United States and in the international geographic areas where our investments are located. Adverse changes in economic conditions in the United States or these countries or regions would likely have a negative impact on real estate values and, accordingly, our financial performance, the market prices of our securities, and our ability to pay dividends.

Our business is also closely tied to general economic conditions in the real estate industry. As a result, our economic performance, the value of our real estate and real estate related investments, and our ability to implement our business strategies may be significantly and adversely affected by changes in economic conditions in the United States and in the international geographic areas where a substantial number of our investments are located. The condition of the real estate markets in which we operate is cyclical and depends on the condition of the economy in the United States, Europe, China and elsewhere as a whole and to the perceptions of investors of the overall economic outlook. Rising interest rates, declining employment levels, declining demand for real estate, declining real estate values or periods of general economic slowdown or recession, increasing political instability or uncertainty, or the perception that any of these events may occur have negatively impacted the real estate market in the past and may in the future negatively impact our operating performance. In addition, the economic condition of each local market where we operate may depend on one or more key industries within that market, which, in turn, makes our business sensitive to the performance of those industries.

We have only a limited ability to change our portfolio promptly in response to economic or other conditions. Certain significant expenditures, such as debt service costs, real estate taxes, and operating and maintenance costs, are generally not reduced when market conditions are poor. These factors impede us from responding quickly to changes in the performance of our investments and could adversely impact our business, financial condition and results of operations.

Risks Related to Our Advisor

Colony NorthStar, our Sponsor and the parent company of our Advisor, recently completed its previously announced mergers with Colony and NorthStar Realty, which could have an adverse impact on our business

In January 2017, Colony NorthStar, our Sponsor and the parent company of our Advisor, completed its mergers with Colony and NorthStar Realty, becoming publicly-traded and the successor to NSAM. As a result of the mergers, Colony NorthStar became an internally-managed equity REIT, with a diversified real estate and investment management platform. In addition, as a result of the mergers, our Advisor became a subsidiary of Colony NorthStar.

Uncertainty about the effect of the mergers on employees, clients and business of Colony NorthStar may have an adverse effect on Colony NorthStar and subsequently, us and the other Managed Companies following the mergers. These uncertainties could disrupt Colony NorthStar’s business and impair its ability to attract, retain and motivate key personnel, and cause clients and others that deal with Colony NorthStar to seek to change existing business relationships, cease doing business with Colony NorthStar or cause potential new clients to

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delay doing business with Colony NorthStar. Retention and motivation of certain employees may be challenging due to the uncertainty and difficulty of integration or a desire not to remain with Colony NorthStar. As a result of the foregoing, management of our company may be adversely affected. Further, the completion of the mergers may give rise to additional conflicts of interest and competition for investment opportunities among Colony NorthStar, us and other companies managed by Colony NorthStar and its affiliates.

Our Advisor may not be successful, or there may be delays, in locating suitable investments, which could limit our ability to make distributions and lower the overall return on stockholders’ investment.

We rely upon our Advisor or its affiliates’ investment professionals, including Messrs. Thomas J. Barrack, David T. Hamamoto, Richard B. Saltzman, Mark M. Hedstrom, Kevin P. Traenkle, Daniel R. Gilbert, Sujan S. Patel, and Robert C. Gatenio, to identify suitable investments. The other Managed Companies also rely on such investment professionals for investment opportunities. Our Advisor may not be successful in locating suitable investments on financially attractive terms, and we may not achieve our objectives. If we, through our Advisor, are unable to find suitable investments promptly, we may hold the funds available for investment in an interest-bearing account or invest the proceeds in short-term assets. We expect that the income we earn on these temporary investments will not be substantial. Further, we may use the principal amount of these investments, and any returns generated on these investments, to pay for fees and expenses in connection with our distributions. Therefore, delays in investing proceeds we receive from payoffs or sales of our assets could impact our ability to generate cash flow for distributions or to achieve our investment objectives.

Our Advisor may acquire assets on our behalf where the returns are substantially below expectations or which result in net losses. In the event we are unable to timely locate suitable investments, we may be unable or limited in our ability to pay distributions and we may not be able to meet our investment objectives. Our Advisor or its affiliates’ investment professionals face competing demands upon their time, including in instances when we have capital ready for investment and consequently we may face delays in execution. Further, the more money we have available for investment, the more difficult it will be to invest the funds promptly and on attractive terms. Delays we encounter in the selection and origination or acquisition of investments would likely limit our ability to pay distributions to stockholders and lower their overall return.

Our ability to achieve our investment objectives and to pay distributions depends in substantial part upon the performance of our Advisor and third-party servicers.

Our ability to achieve our investment objectives and to pay distributions depends in substantial part upon the performance of our Advisor in the origination and acquisition of our investments, including the determination of any financing arrangements, as well as the performance of the third-party servicers of our real estate debt investments. Stockholders must rely entirely on the management abilities of our Advisor and the oversight of our board of directors, along with those of our third-party servicers. Our Advisor and its affiliates receive fees in connection with transactions involving the origination, acquisition, management and sale of our investments regardless of their quality or performance or the services provided. As a result, our Advisor may be incentivized to allocate investments that have a greater cost to increase the amount of fees payable to them.

We and our Advisor have adopted an investment allocation policy with the intent of eliminating the impact of any conflict that our Advisor or its affiliates’ investment professionals might encounter in allocating investment opportunities among us, our Sponsor and any other Managed Company, however, there is no assurance that the investment allocation policy will continue or successfully eliminate the impact of any such conflicts. Further, following the merger of our Sponsor with Colony and NorthStar Realty, our Sponsor became an internally-managed REIT and, as a result, may compete with us for certain real estate debt investments. In addition, we may be more likely to co-invest in any such opportunities with our Sponsor. If our Advisor performs poorly and as a result is unable to originate and acquire our investments successfully, we may be unable to achieve our investment objectives or to pay distributions to stockholders at presently contemplated levels, if at all. Similarly, if our third-party servicers perform poorly, we may be unable to realize all cash flow associated with our real estate debt investments.

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Because we are dependent upon our Advisor and its affiliates to conduct our operations, any adverse changes in the financial health of these entities or our relationship with them could hinder our operating performance and the return on stockholders’ investment.

We are dependent on our Advisor and its affiliates to manage our operations and our portfolio. Our Advisor and its affiliates depend upon the fees and other compensation or reimbursement of costs that they receive from us and other Managed Companies in connection with the origination, acquisition, management and sale of assets to conduct their operations. Any adverse changes in the financial condition of our Advisor or its affiliates or our relationship with them could hinder their ability to successfully support our business and growth, which could have a material adverse effect on our financial condition and results of operations.

The loss of or the inability to obtain key investment professionals at our Sponsor or its affiliates could delay or hinder implementation of our investment strategies, which could limit our ability to make distributions and decrease the value of stockholders’ investments.

Our success depends to a significant degree upon the contributions of key personnel at our Sponsor or its affiliates, such as Messrs. Barrack, Hamamoto, Saltzman, Hedstrom, Traenkle, Gilbert, Patel, Gatenio, Darren J. Tangen, Ronald M. Sanders, and Frank V. Saracino and Ms. Jenny B. Neslin among others, each of whom would be difficult to replace. We cannot assure stockholders that they will continue to be associated with our Sponsor or its affiliates in the future. If any of these persons were to cease their association with us or our Sponsor or its affiliates, our operating results could suffer. We do not intend to maintain key person life insurance on any person. We believe that our future success depends, in large part, upon our Sponsor and its affiliates’ ability to hire and retain highly-skilled managerial, operational and marketing professionals. Competition for such professionals is intense, and our Sponsor and its affiliates may be unsuccessful in attracting and retaining such skilled individuals. If our Sponsor loses or is unable to obtain the services of highly-skilled professionals, our ability to implement our investment strategies could be delayed or hindered and the value of our common stock may decline.

Our Sponsor may determine not to provide assistance, personnel support or other resources to our Advisor or us, which could impact our ability to achieve our investment objectives and pay distributions.

We rely on our Sponsor and its affiliates’ personnel and other support for the purposes of originating, acquiring and managing our investment portfolio. Our Sponsor, however, may determine not to provide assistance to our Advisor or us. Consequently, if our Sponsor and its professionals determine not to provide our Advisor or us with any assistance or other resources, we may not achieve the same success that we would expect to achieve with such assistance, personnel support and resources. Further, in connection with the mergers in order to achieve anticipated synergies or otherwise during periods of economic retraction, our Sponsor and/or our Advisor may be incented to reduce its personnel and costs, which could have an adverse effect on us.

Our Advisor’s platform may not be as scalable as we anticipate and we could face difficulties growing our business without significant new investment in personnel and infrastructure from our Advisor.

If our business grows substantially, our Advisor may need to make significant new investments in personnel and infrastructure to support that growth. In addition, service providers to whom our Advisor may delegate certain functions may also be strained by our growth. Our Advisor may be unable to make significant investments on a timely basis or at reasonable costs and its failure in this regard could disrupt our business and operations.

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Risks Related to Our Investments

Our CRE debt, select equity and securities investments are subject to the risks typically associated with CRE.

Our CRE debt, select equity and securities investments are subject to the risks typically associated with real estate, including:

•	local, state, national or international economic conditions, including market disruptions caused by regional concerns, political upheaval, the sovereign debt crisis and other factors;

•	real estate conditions, such as an oversupply of or a reduction in demand for real estate space in an area;

•	lack of liquidity inherent in the nature of the assets;

•	tenant/operator mix and the success of the tenant/operator business;

•	the ability and willingness of tenants/operators/managers to maintain the financial strength and liquidity to satisfy their obligations to us and to third parties;

•	reliance on tenants/operators/managers to operate their business in a sufficient manner and in compliance with their contractual arrangements with us;

•	ability and cost to replace a tenant/operator/manager upon default;

•	property management decisions;

•	property location and conditions;

•	property operating costs, including insurance premiums, real estate taxes and maintenance costs;

•	the perceptions of the quality, convenience, attractiveness and safety of the properties;

•	branding, marketing and operational strategies;

•	competition from comparable properties;

•	the occupancy rate of, and the rental rates charged at, the properties;

•	the ability to collect on a timely basis all rent;

•	the effects of any bankruptcies or insolvencies;

•	the expense of leasing, renovation or construction;

•	changes in interest rates and in the availability, cost and terms of mortgage financing;

•	unknown liens being placed on the properties;

•	bad acts of third parties;

•	the ability to refinance mortgage notes payable related to the real estate on favorable terms, if at all;

•	changes in governmental rules, regulations and fiscal policies;

•	tax implications;

•	changes in laws, including laws that increase operating expenses or limit rents that may be charged;

•	the impact of present or future environmental legislation and compliance with environmental laws, including costs of remediation and liabilities associated with environmental conditions affecting properties;

•	cost of compliance with the ADA;

•	adverse changes in governmental rules and fiscal policies;

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•	social unrest and civil disturbances;

•	acts of nature, including earthquakes, hurricanes and other natural disasters;

•	terrorism;

•	the potential for uninsured or underinsured property losses;

•	adverse changes in state and local laws, including zoning laws; and

•	other factors which are beyond our control.

The value of each property is affected significantly by its ability to generate cash flow and net income, which in turn depends on the amount of rental or other income that can be generated net of expenses required to be incurred with respect to the property. Many expenses associated with properties (such as operating expenses and capital expenses) cannot be reduced when there is a reduction in income from the properties.

These factors may have a material adverse effect on the value and the return that we can realize from our assets, as well as the ability of our borrowers to pay their loans and the ability of the borrowers on the underlying loans securing our securities to pay their loans.

A prolonged economic slowdown, a lengthy or severe recession or declining real estate values could harm our investments.

Many of our investments may be susceptible to economic slowdowns or recessions, which could lead to financial losses and a decrease in revenues, earnings and assets. An economic slowdown or recession, in addition to other non-economic factors such as an excess supply of properties, could have a material negative impact on the values of our investments. Declining real estate values will likely reduce our level of new loan originations, since borrowers often use increases in the value of their existing properties to support the purchase or investment in additional properties. Borrowers may also be less likely to achieve their business plans and be able to pay principal and interest on our CRE debt investments if the economy weakens and property values decline. Further, declining real estate values significantly increase the likelihood that we will incur losses on our investments in the event of a default because the value of our collateral may be insufficient to cover our cost. In addition, declining real estate values will reduce the value of any of our properties, as well as ability to refinance properties and use the value of existing properties to support the purchase or investment in additional properties. Slower than expected economic growth pressured by a strained labor market, along with overall financial uncertainty, could result in lower occupancy rates and lower lease rates across many property types and may create obstacles for us to achieve our business plans. We may also be less able to pay principal and interest on our borrowings, which could cause us to lose title to properties securing our borrowings. Any sustained period of increased payment delinquencies, taking title to collateral or losses could adversely affect both our CRE investments as well as our ability to originate, sell and securitize loans, which would significantly harm our revenues, results of operations, financial condition, business prospects and our ability to make distributions to stockholders.

We are subject to significant competition and we may not be able to compete successfully for investments.

We are subject to significant competition for attractive investment opportunities from other real estate investors, some of which have greater financial resources than us, including publicly-traded REITs, non-traded REITs, insurance companies, commercial and investment banking firms, private institutional funds, hedge funds, private equity funds and other investors. We have observed increased competition in recent years and expect that to continue into 2017. We may not be able to compete successfully for investments. In addition, the number of entities and the amount of funds competing for suitable investments may increase. If we pay higher prices for investments or originate loans on less advantageous terms to us, our returns may be lower and the value of our assets may not increase or may decrease significantly below the amount we paid for such assets. As we reinvest capital, we may not realize risk adjusted returns that are as attractive as those we have realized in the past. If such events occur, we may experience lower returns on our investments.

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We have no established investment criteria limiting the geographic or industry concentration or investment type of our investments. If our investments are concentrated in a particular region or asset class that experiences adverse economic conditions, our investments may lose value and we may experience losses.

Certain of our investments may be secured by a single property or properties in one geographic location or asset class. Additionally, properties that we may acquire may be concentrated in a geographic location or in a particular asset class. These investments carry the risks associated with significant geographical or industry concentration. We have not established and do not plan to establish any investment criteria to limit our exposure to these risks for future investments. As a result, our properties and/or properties underlying our investments may be overly concentrated in certain geographic areas or industries or asset classes and we may experience losses as a result. A worsening of economic conditions, a natural disaster or civil disruptions in a geographic area in which our investments may be concentrated or economic upheaval with respect to a particular asset class could have an adverse effect on our business, including reducing the demand for new financings, limiting the ability of borrowers to pay financed amounts and impairing the value of our collateral or the properties we may acquire, which may in turn limit our ability to make required payments under our financings or refinance such borrowings.

We have no established investment criteria limiting the size of each investment we make in CRE debt, select equity and securities investments. If we have an investment that represents a material percentage of our assets and that investment experiences a loss, the value of stockholders’ investment in us could be significantly diminished.

We are not limited in the size of any single investment we may make and certain of our CRE debt, select equity and securities investments may represent a significant percentage of our assets. Any such investment may carry the risk associated with a significant asset concentration. Should any investment representing a material percentage of our assets experience a loss on all or a portion of the investment, we could experience a material adverse effect, which would result in the value of stockholders’ investment in us being diminished.

We may not be effective in originating and managing our investments.

We, through our Advisor, originate and generally manage our investments. Our origination capabilities depend on our ability to leverage our relationships in the market and deploy capital to borrowers and tenants that hold properties meeting our underwriting standards. Managing these investments requires significant resources, adherence to internal policies and attention to detail. Managing investments may also require significant judgment and, despite our expectations, we may make decisions that result in losses. If we are unable to successfully originate investments on favorable terms, or at all, and if we are ineffective in managing those investments, our business, financial condition and results of operations could be materially adversely affected.

The CRE debt we originate and invest in and mortgage loans underlying the CRE securities we invest in are subject to risks of delinquency, taking title to collateral, loss and bankruptcy of the borrower under the loan. If the borrower defaults, it may result in losses to us.

Our CRE debt investments are secured by commercial real estate and are subject to risks of delinquency, loss, taking title to collateral and bankruptcy of the borrower. The ability of a borrower to repay a loan secured by commercial real estate is typically dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced or is not increased, depending on the borrower’s business plan, the borrower’s ability to repay the loan may be impaired. If a borrower defaults or declares bankruptcy and the underlying asset value is less than the loan amount, we will suffer a loss. In this manner, real estate values could impact the value of our CRE debt and securities investments. Therefore, our CRE debt and securities will be subject to the risks typically associated with real estate.

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Additionally, we may suffer losses for a number of reasons, including the following, which could have a material adverse effect on our financial performance:

•	If the value of real property or other assets securing our CRE debt deteriorates. The majority of our CRE debt investments are fully or substantially non-recourse. In the event of a default by a borrower on a non-recourse loan, we will only have recourse to the real estate-related assets (including escrowed funds and reserves, if any) collateralizing the debt. There can be no assurance that the value of the assets securing our CRE debt investments will not deteriorate over time due to factors beyond our control, as was the case during the credit crisis and as a result of the recent economic recession. Further, we may not know whether the value of these properties has declined below levels existing on the dates of origination. If the value of the properties drop, our risk will increase because of the lower value of the collateral and reduction in borrower equity associated with the related CRE debt. If a borrower defaults on our CRE debt and the mortgaged real estate or other borrower assets collateralizing our CRE debt are insufficient to satisfy the loan, we may suffer a loss of principal or interest.

•	If a borrower or guarantor defaults on recourse obligations under a CRE debt investment. We sometimes obtain personal or corporate guarantees from borrowers or their affiliates. These guarantees are often triggered only upon the occurrence of certain trigger, or “bad boy,” events. In cases where guarantees are not fully or partially secured, we will typically rely on financial covenants from borrowers and guarantors which are designed to require the borrower or guarantor to maintain certain levels of creditworthiness. As a result of challenging economic and market conditions, many borrowers and guarantors faced, and continue to face, financial difficulties and were unable, and may continue to be unable, to comply with their financial covenants. If the economy does not strengthen, our borrowers could experience additional financial stress. Where we do not have recourse to specific collateral pledged to satisfy such guarantees or recourse loans, we will only have recourse as an unsecured creditor to the general assets of the borrower or guarantor, some or all of which may be pledged to satisfy other lenders. There can be no assurance that a borrower or guarantor will comply with its financial covenants or that sufficient assets will be available to pay amounts owed to us under our CRE debt and related guarantees.

•	Our due diligence may not reveal all of a borrower’s liabilities and may not reveal other weaknesses in its business. Before making a loan to a borrower, we assess the strength and skills of an entity’s management and other factors that we believe are material to the performance of the investment. This underwriting process is particularly important and subjective with respect to newly-organized entities because there may be little or no information publicly available about the entities. In making the assessment and otherwise conducting customary due diligence, we rely on the resources available to us and, in some cases, an investigation by third parties. There can be no assurance that our due diligence processes will uncover all relevant facts or that any investment will be successful. Furthermore, historic performance evaluated in connection with our underwriting process may not be indicative of future performance.

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Delays in liquidating defaulted CRE debt investments could reduce our investment returns. The occurrence of a default on a CRE debt investment could result in our taking title to collateral. However, we may not be able to take title to and sell the collateral securing the loan quickly. Taking title to collateral can be an expensive and lengthy process that could have a negative effect on the return on our investment. Borrowers often resist when lenders, such as us, seek to take title to collateral by asserting numerous claims, counterclaims and defenses, including but not limited to lender liability claims, in an effort to prolong the foreclosure action. In some states, taking title to collateral can take several years or more to resolve. At any time during a foreclosure proceeding, for instance, the borrower may file for bankruptcy, which would have the effect of staying the foreclosure action and further delaying the foreclosure process. The resulting time delay could reduce the value of our investment in the defaulted loans. Furthermore, an action to take title to collateral securing a loan is regulated by state statutes and regulations and is subject to the delays and expenses associated with

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lawsuits if the borrower raises defenses, counterclaims or files for bankruptcy. In the event of default by a borrower, these restrictions, among other things, may impede our ability to take title to and sell the collateral securing the loan or to obtain proceeds sufficient to repay all amounts due to us on the loan. In addition, we may be forced to operate any collateral for which we take title for a substantial period of time, which could be a distraction for our management team and may require us to pay significant costs associated with such collateral. We may not recover any of our investment even if we take title to collateral.

We may make certain CRE debt and securities investments that involve high risks.

We may make investments in certain assets that involve greater risks, such as transitional assets, non-performing assets and construction or development assets. These types of investments may involve greater risks than investments in stabilized, performing assets and make our future performance more difficult to predict. For example:

•	Transitional properties are often associated with floating-rate loans and increases in a borrower’s monthly payment as a result of an increase in prevailing market interest rates may make it more difficult for the borrowers with floating-rate loans to repay the loan and could increase the risk of default of their obligations under the loan.

•	Non-performing real estate assets are challenging to evaluate as they do not have a consistent stream of cash flow to support normalized debt service, lack stabilized occupancy rates and may require significant capital for repositioning. Further, strategies available to create value in a non-performing real estate investment, including development, redevelopment or lease-up of a property or negotiating a reduced payoff, may not be successful.

•	Construction loans have the potential for cost overruns, the developer’s failing to meet a project delivery schedule, market downturns and the inability of a developer to sell or refinance the project at completion in accordance with its business plan and repay our CRE debt.

In addition, we may invest in subordinate, unrated or distressed mortgage loans or unrated or non-investment grade CRE securities, which typically result from increased leverage, lack of strong operating history, borrowers’ credit history, underlying cash flow from the properties and other factors. As a result, these investments typically have higher risk of default and loss, particularly during economic downturns.

We may be subject to risks associated with future advance or capital expenditure obligations, such as declining real estate values and operating performance.

Our CRE debt investments may require us to advance future funds. We may also need to fund capital expenditures and other significant expenses for our real estate property investments. Future funding obligations subject us to significant risks, such as a decline in value of the property, cost overruns and the borrower and tenant may be unable to generate enough cash flow and execute its business plan, or sell or refinance the property, in order to repay its obligations to us. We could determine that we need to fund more money than we originally anticipated in order to maximize the value of our investment even though there is no assurance additional funding would be the best course of action. Further, future funding obligations may require us to maintain higher liquidity than we might otherwise maintain and this could reduce the overall return on our investments. We could also find ourselves in a position with insufficient liquidity to fund future obligations.

We may be unable to restructure our investments in a manner that we believe maximizes value, particularly if we are one of multiple creditors in a large capital structure.

In order to maximize value, we may be more likely to extend and work out an investment rather than pursue other remedies such as taking title to collateral. However, in situations where there are multiple creditors in large

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capital structures, it can be particularly difficult to assess the most likely course of action that a lender group or the borrower may take and it may also be difficult to achieve consensus among the lender group as to major decisions. Consequently, there could be a wide range of potential principal recovery outcomes, the timing of which can be unpredictable, based on the strategy pursued by a lender group or other applicable parties. These multiple creditor situations tend to be associated with larger loans. If we are one of a group of lenders, we may not independently control the decision making. Consequently, we may be unable to restructure an investment in a manner that we believe would maximize value.

CRE debt restructurings may reduce our net interest income.

While the U.S. economy is stronger today, a return to weak economic conditions in the future may cause our borrowers to be at increased risk of default and we, or a third party, may need to restructure loans if our borrowers are unable to meet their obligations to us and we believe restructuring is the best way to maximize value. In order to preserve long-term value, we may determine to lower the interest rate on loans in connection with a restructuring, which will have an adverse impact on our net interest income. We may also determine to extend the maturity and make other concessions with the goal of increasing overall value, however, there is no assurance that the results of our restructurings will be favorable to us. Restructuring an investment may ultimately result in us receiving less than had we not restructured the investment. We may lose some or all of our investment even if we restructure in an effort to increase value.

Our CRE debt and securities investments may be adversely affected by changes in credit spreads.

Our CRE debt we originate or acquire and securities investments we invest in are subject to changes in credit spreads. When credit spreads widen, the economic value of our investments decrease even if such investment is performing in accordance with its terms and the underlying collateral has not changed.

Provision for loan losses are difficult to estimate, particularly in a challenging economic environment.

In a challenging economic environment, we may experience an increase in provisions for loan losses and asset impairment charges, as borrowers may be unable to remain current in payments on loans and declining property values weaken our collateral. Our determination of provision for loan losses requires us to make certain estimates and judgments, which may be difficult to determine, particularly in a challenging economic environment. Our estimates and judgments are based on a number of factors, including projected cash flow from the collateral securing our CRE debt, structure, including the availability of reserves and recourse guarantees, likelihood of repayment in full at the maturity of a loan, potential for refinancing and expected market discount rates for varying property types, all of which remain uncertain and are subjective. Our estimates and judgments may not be correct, particularly during challenging economic environments, and therefore our results of operations and financial condition could be severely impacted.

Both our borrowers’ and tenants’ forms of entities may cause special risks or hinder our recovery.

Most of the borrowers for our CRE debt investments and our tenants in the real estate that we own, as well as borrowers underlying our CRE securities, are legal entities rather than individuals. The obligations these entities will owe us are typically non-recourse so we can only look to our collateral, and at times, the assets of the entity may not be sufficient to recover our investment. As a result, our risk of loss may be greater than for leases with or originators of loans made to individuals. Unlike individuals involved in bankruptcies, these legal entities will generally not have personal assets and creditworthiness at stake. As a result, the default or bankruptcy of one of our borrowers or tenants, or a general partner or managing member of that borrower or tenant may impair our ability to enforce our rights and remedies under the related mortgage or the terms of the lease agreement, respectively.

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The subordinate CRE debt we originate and invest in may be subject to risks relating to the structure and terms of the related transactions, as well as subordination in bankruptcy, and there may not be sufficient funds or assets remaining to satisfy our investments, which may result in losses to us.

We originate, structure and acquire subordinate CRE debt investments secured primarily by commercial properties, which may include subordinate mortgage loans, mezzanine loans and participations in such loans and preferred equity interests in borrowers who own such properties. We have not placed any limits on the percentage of our portfolio that may be comprised of these types of investments, which may involve a higher degree of risk than the type of assets that we expect will constitute the majority of our debt investments, namely first mortgage loans secured by real property. These investments may be subordinate to other debt on commercial property and are secured by subordinate rights to the commercial property or by equity interests in the borrower. In addition, real properties with subordinate debt may have higher loan-to-value ratios than conventional debt, resulting in less equity in the real property and increasing the risk of loss of principal and interest. If a borrower defaults or declares bankruptcy, after senior obligations are met, there may not be sufficient funds or assets remaining to satisfy our subordinate interests. Because each transaction is privately negotiated, subordinate investments can vary in their structural characteristics and lender rights. Our rights to control the default or bankruptcy process following a default will vary from transaction to transaction. The subordinate investments that we originate and invest in may not give us the right to demand taking title to collateral as a subordinate real estate debt holder. Furthermore, the presence of intercreditor agreements may limit our ability to amend our loan documents, assign our loans, accept prepayments, exercise our remedies and control decisions made in bankruptcy proceedings relating to borrowers. Similarly, a majority of the participating lenders may be able to take actions to which we object, but by which we will be bound. Even if we have control, we may be unable to prevent a default or bankruptcy and we could suffer substantial losses. Certain transactions that we originate and invest in could be particularly difficult, time consuming and costly to work out because of their complicated structure and the diverging interests of all the various classes of debt in the capital structure of a given asset.

We may make investments in assets with lower credit quality, which will increase our risk of losses.

We may invest in unrated or non-investment grade CRE securities, enter into leases with unrated tenants or participate in subordinate, unrated or distressed mortgage loans. The non-investment grade ratings for these assets typically result from the overall leverage of the loans, the lack of a strong operating history for the properties underlying the loans or securities, the borrowers’ credit history, the properties’ underlying cash flow or other factors. Because the ability of obligors of properties and mortgages, including mortgage loans underlying CMBS, to make rent or principal and interest payments may be impaired during an economic downturn, prices of lower credit quality investments and CRE securities may decline. As a result, these investments may have a higher risk of default and loss than investment grade rated assets. The existing credit support in the securitization structure may be insufficient to protect us against loss of our principal on these investments. Any loss we incur may be significant and may reduce distributions to stockholders and may adversely affect the value of our common stock.

Investments in non-performing real estate assets involve greater risks than investments in stabilized, performing assets and make our future performance more difficult to predict.

We may make investments in non-performing real estate assets in which the operating cash flow generated from the underlying property is insufficient to support current debt service payments. Traditional performance metrics of real estate assets are generally not as reliable for non-performing real estate assets as they are for performing real estate assets. Non-performing properties, for instance, do not have stabilized occupancy rates and may require significant capital for repositioning. Similarly, non-performing loans do not have a consistent stream of cash flow to support normalized debt service. In addition, for non-performing loans, often there is greater uncertainty as to the amount or timeliness of principal repayment. Borrowers will typically try to create value in a non-performing real estate investment, including by development, redevelopment or lease-up of a property. However, none of these strategies may be effective and the subject properties may never generate sufficient cash

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flow to support debt service payments. If this occurs, we may negotiate a reduced payoff, restructure the terms of the loan or enforce rights as lender and take title to collateral securing the loan with respect to CRE debt investments. It is challenging to evaluate non-performing investments, which increases the risks associated with such investments. We may suffer significant losses with respect to these investments which would negatively impact our operating performance and our ability to make distributions to stockholders.

Floating-rate CRE debt, which is often associated with transitional assets, may entail greater risks of default to us than fixed-rate CRE debt.

Floating-rate loans are often, but not always, associated with transitional properties as opposed to those with highly stabilized cash flow. Floating-rate CRE debt may have higher delinquency rates than fixed-rate loans. Borrowers with floating-rate loans may be exposed to increased monthly payments if the related interest rate adjusts upward from the initial fixed rate in effect during the initial period of the loan to the rate calculated in accordance with the applicable index and margin. Increases in a borrower’s monthly payment, as a result of an increase in prevailing market interest rates may make it more difficult for the borrowers with floating-rate loans to repay the loan and could increase the risk of default of their obligations under the loan.

We may be subject to risks associated with construction lending, such as declining real estate values, cost overruns and delays in completion.

Our CRE debt investments may include loans made to developers to construct prospective projects, which may include ground-up construction or repositioning an existing asset. The primary risks to us of construction loans are the potential for cost overruns, the developer’s failing to meet a project delivery schedule, market downturns and the inability of a developer to sell or refinance the project at completion in accordance with its business plan and repay our CRE debt. These risks could cause us to have to fund more money than we originally anticipated in order to complete the project.

Insurance may not cover all potential losses on CRE investments, which may impair the value of our assets.

We generally require that each of the borrowers under our CRE debt investments obtain comprehensive insurance covering the collateral, including liability, fire and extended coverage. We also generally obtain insurance directly on any property we acquire. However, there are certain types of losses, generally of a catastrophic nature, such as earthquakes, floods and hurricanes that may be uninsurable or not economically insurable. We may not obtain, or require borrowers to obtain, certain types of insurance if it is deemed commercially unreasonable. Inflation, changes in building codes and ordinances, environmental considerations and other factors also might make it infeasible to use insurance proceeds to replace a property if it is damaged or destroyed. Further, it is possible that our borrowers could breach their obligations to us and not maintain sufficient insurance coverage. Under such circumstances, the insurance proceeds, if any, might not be adequate to restore the economic value of the property, which might decrease the value of the property and in turn impair our investment.

We may obtain only limited warranties when we purchase a property, which will increase the risk that we may lose some or all of our invested capital in the property or rental income from the property which, in turn, could materially adversely affect our business, financial condition and results from operations and our ability to make distributions to stockholders.

The seller of a property often sells such property in an “as is” condition on a “where is” basis and “with all faults,” without any warranties of merchantability or fitness for a particular use or purpose. In addition, the related real estate purchase and sale agreements may contain only limited warranties, representations and indemnifications that will only survive for a limited period after the closing. Despite our efforts, we may fail to uncover all material risks during our diligence process. The purchase of properties with limited warranties increases the risk that we may lose some or all of our invested capital in the property, as well as the loss of rental

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income from that property if an issue should arise that decreases the value of that property and is not covered by the limited warranties. If any of these results occur, it may have a material adverse effect on our business, financial condition and results of operations and our ability to make distributions to stockholders.

We depend on borrowers and tenants for a substantial portion of our revenue and, accordingly, our revenue and our ability to make distributions to stockholders will be dependent upon the success and economic viability of such borrowers and tenants.

The success of our origination or acquisition of investments significantly depends on the financial stability of the borrowers and tenants underlying such investments. The inability of a single major borrower or tenant, or a number of smaller borrowers or tenants, to meet their payment obligations could result in reduced revenue or losses.

If we overestimate the value or income-producing ability or incorrectly price the risks of our investments, we may experience losses.

Analysis of the value or income-producing ability of a commercial property is highly subjective and may be subject to error. We value our potential investments based on yields and risks, taking into account estimated future losses on the CRE loans and the properties included in the securitization’s pools or select CRE equity investments and the estimated impact of these losses on expected future cash flow and returns. In the event that we underestimate the risks relative to the price we pay for a particular investment, we may experience losses with respect to such investment.

Lease defaults, terminations or landlord-tenant disputes may reduce our income from our real estate investments.

The creditworthiness of tenants in our real estate investments has been, or could become, negatively impacted as a result of challenging economic conditions or otherwise, which could result in their inability to meet the terms of their leases. Lease defaults or terminations by one or more tenants may reduce our revenues unless a default is cured or a suitable replacement tenant is found promptly. In addition, disputes may arise between the landlord and tenant that result in the tenant withholding rent payments, possibly for an extended period. These disputes may lead to litigation or other legal procedures to secure payment of the rent withheld or to evict the tenant. Upon a lease default, we may have limited remedies, be unable to accelerate lease payments and have limited or no recourse against a guarantor. Tenants as well as guarantors may have limited or no ability to satisfy any judgments we may obtain. We may also have duties to mitigate our losses and we may not be successful in that regard. Any of these situations may result in extended periods during which there is a significant decline in revenues or no revenues generated by a property. If this occurred, it could adversely affect our results of operations.

A significant portion of our leases may expire in the same year.

A significant portion of the leases for our real estate investments may expire in the same year. As a result, we could be subject to a sudden and material change in value of our real estate investments and available cash flow from such investments in the event that these leases are not renewed or in the event that we are not able to extend or refinance the mortgage notes payable on the properties that are subject to these leases.

We may not be able to relet or renew leases at the properties underlying CRE debt investments or the properties held by us on favorable terms, or at all.

Our investments in real estate will be pressured if economic conditions and rental markets continue to be challenging. For instance, upon expiration or early termination of leases for space located at our properties, the space may not be relet or, if relet, the terms of the renewal or reletting (including the cost of required renovations

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or concessions to tenants) may be less favorable than current lease terms. We may be receiving above market rental rates which will decrease upon renewal, which will adversely impact our income and could harm our ability to service our debt and operate successfully. Weak economic conditions would likely reduce tenants’ ability to make rent payments in accordance with the contractual terms of their leases and lead to early termination of leases. Furthermore, commercial space needs may contract, resulting in lower lease renewal rates and longer releasing periods when leases are not renewed. Any of these situations may result in extended periods where there is a significant decline in revenues or no revenues generated by a property. Additionally, to the extent that market rental rates are reduced, property-level cash flow would likely be negatively affected as existing leases renew at lower rates. If we are unable to relet or renew leases for all or substantially all of the space at these properties, if the rental rates upon such renewal or reletting are significantly lower than expected, or if our reserves for these purposes prove inadequate, we will experience a reduction in net income and may be required to reduce or eliminate cash distributions to stockholders.

The bankruptcy, insolvency or financial deterioration of any of our tenants could significantly delay our ability to collect unpaid rents or require us to find new tenants.

Our financial position and our ability to make distributions to stockholders may be adversely affected by financial difficulties experienced by any of our major tenants, including bankruptcy, insolvency or a general downturn in the business, or in the event any of our major tenants do not renew or extend their relationship with us as their lease terms expire.

We are exposed to the risk that our tenants may not be able to meet their obligations to us or other third parties, which may result in their bankruptcy or insolvency. Although our leases and loans permit us to evict a tenant, demand immediate repayment and pursue other remedies, bankruptcy laws afford certain rights to a party that has filed for bankruptcy or reorganization. A tenant in bankruptcy may be able to restrict our ability to collect unpaid rents or interest during the bankruptcy proceeding. Furthermore, dealing with a tenants’ bankruptcy or other default may divert management’s attention and cause us to incur substantial legal and other costs.

Bankruptcy laws provide that a debtor has the option to assume or reject an unexpired lease within a certain period of time of filing for bankruptcy, but generally requires such assumption or rejection to be made in its entirety. Thus, a debtor cannot choose to keep the beneficial provisions of a contract while rejecting the burdensome ones; the contract must be assumed or rejected as a whole. However, where under applicable law a contract (even though it is contained in a single document) is determined to be divisible or severable into different agreements, or similarly, where a collection of documents is determined to constitute separate agreements instead of a single, integrated contract, then in those circumstances a debtor/trustee may be allowed to assume some of the divisible or separate agreements while rejecting the others. If the debtor has the ability, and chooses, to assume some of the divisible agreement while rejecting the other divisible agreements, or if a non-debtor tenant is unable to comply with the terms of an agreement, we may be forced to modify the agreements in ways that are unfavorable to us.

Because real estate investments are relatively illiquid, we may not be able to vary our portfolio in response to changes in economic and other conditions, which may result in losses to us.

Many of our investments are illiquid. A variety of factors could make it difficult for us to dispose of any of our assets on acceptable terms even if a disposition is in the best interests of stockholders. We cannot predict whether we will be able to sell any property for the price or on the terms set by us or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a property. Certain properties may also be subject to transfer restrictions that materially restrict us from selling that property for a period of time or impose other restrictions, such as a limitation on the amount of financing that can be placed or repaid on that property. We may be required to expend cash to correct defects or to make improvements before a property can be sold, and we cannot assure that we will have cash available to correct those defects or to make those improvements. The Internal Revenue Code also places limits on our ability to sell certain properties held for fewer than two years.

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Borrowers under certain of our CRE debt investments may give their tenants or other persons similar rights with respect to the collateral. Similarly, we may also determine to give our tenants a right of first refusal or similar options. Such rights could negatively affect the residual value or marketability of the property and impede our ability to sell the collateral or the property.

As a result, our ability to sell investments in response to changes in economic and other conditions could be limited. To the extent we are unable to sell any property for its book value or at all, we may be required to take a non-cash impairment charge or loss on the sale, either of which would reduce our earnings. Limitations on our ability to respond to adverse changes in the performance of our investments may have a material adverse effect on our business, financial condition and results of operations and our ability to make distributions to stockholders.

To the extent capital improvements are not undertaken, the ability of our tenants to manage our properties effectively and on favorable terms may be affected, which in turn could materially adversely affect our business, financial conditions and results of operations and our ability to make distributions to stockholders.

To the extent capital improvements are not undertaken or are deferred, occupancy rates and the amount of rental and reimbursement income generated by the property may decline, which would negatively impact the overall value of the affected property. We may be forced to incur unexpected significant expense to maintain properties that are net leased. Any of these events could have a material adverse effect on our business, financial condition and results of operations and our ability to make distributions to stockholders.

Environmental compliance costs and liabilities associated with our properties or our real estate-related investments may materially impair the value of our investments and expose us to liability.

Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner of real property, such as us and our tenants, may be liable in certain circumstances for the costs of investigation, removal or remediation of, or related releases of, certain hazardous or toxic substances, including materials containing asbestos, at, under or disposed of in connection with such property, as well as certain other potential costs relating to hazardous or toxic substances, including government fines and damages for injuries to persons and adjacent property. In addition, some environmental laws create a lien on the contaminated site in favor of the government for damages and the costs it incurs in connection with the contamination. These laws often impose liability without regard to whether the owner knew of, or was responsible for, the presence or disposal of such substances and liability may be imposed on the owner in connection with the activities of a tenant at the property. The presence of contamination or the failure to remediate contamination may adversely affect our or our tenants’ ability to sell or lease real estate, or to borrow using the real estate as collateral, which, in turn, could reduce our revenues. We, or our tenants, as owner of a site, including if we take ownership through foreclosure, may be liable under common law or otherwise to third parties for damages and injuries resulting from environmental contamination emanating from the site. The cost of any required investigation, remediation, removal, fines or personal or property damages and our or our tenants’ liability could significantly exceed the value of the property without any limits.

The scope of the indemnification our tenants have agreed to provide us may be limited. For instance, some of our agreements with our tenants do not require them to indemnify us for environmental liabilities arising before the tenant took possession of the premises. Further, we cannot assure stockholders that any such tenant would be able to fulfill its indemnification obligations. If we were deemed liable for any such environmental liabilities and were unable to seek recovery against our tenant, our business, financial condition and results of operations could be materially and adversely affected.

Furthermore, we may invest in real estate, or mortgage loans secured by real estate, with environmental problems that materially impair the value of the real estate. Even as a lender, if we take title to collateral with environmental problems or if other circumstances arise, we could be subject to environmental liability. There are substantial risks associated with such an investment.

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Our joint venture partners could take actions that decrease the value of an investment to us and lower our overall return.

We currently have, and may in the future enter into, joint ventures with third parties, affiliates of our Advisor and other Managed Companies to make investments. We may also make investments in partnerships or other co-ownership arrangements or participations. Such investments may involve risks not otherwise present with other methods of investment, including, for instance, the following risks:

•	our joint venture partner in an investment could become insolvent or bankrupt;

•	fraud or other misconduct by our joint venture partners;

•	we may share decision-making authority with our joint venture partner regarding certain major decisions affecting the ownership of the joint venture and the joint venture property, such as the sale of the property or the making of additional capital contributions for the benefit of the property, which may prevent us from taking actions that are opposed by our joint venture partner;

•	such joint venture partner may at any time have economic or business interests or goals that are or that become in conflict with our business interests or goals, including for example the operation of the properties;

•	such joint venture partner may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives;

•	our joint venture partners may be structured differently than us for tax purposes and this could create conflicts of interest and risk to our REIT status;

•	we may rely upon our joint venture partners to manage the day-to-day operations of the joint venture and underlying assets, as well as to prepare financial information for the joint venture and any failure to perform these obligations may have a negative impact our performance and results of operations;

•	our joint venture partner may experience a change of control, which could result in new management of our joint venture partner with less experience or conflicting interests to ours and be disruptive to our business;

•	the terms of our joint ventures could restrict our ability to sell or transfer our interest to a third party when we desire on advantageous terms, which could result in reduced liquidity;

•	our joint venture partners may not have sufficient personnel or appropriate levels of expertise to adequately support our initiatives; and

•	to the extent we partner with other Managed Companies, our Sponsor may have conflicts of interest that may not be resolved in our favor.

Any of the above might subject us to liabilities and thus reduce our returns on our investment with that joint venture partner. In addition, disagreements or disputes between us and our joint venture partner could result in litigation, which could increase our expenses and potentially limit the time and effort our officers and directors are able to devote to our business.

Further, in some instances, we and/or our partner may have the right to trigger a buy-sell arrangement, which could cause us to sell our interest, or acquire our partner’s interest, at a time when we otherwise would not have initiated such a transaction. Our ability to acquire our partner’s interest may be limited if we do not have sufficient cash, available borrowing capacity or other capital resources. In such event, we may be forced to sell our interest in the joint venture when we would otherwise prefer to retain it.

We have in the past and expect to continue to make opportunistic investments that may involve asset classes and structures with which we have less familiarity, thereby increasing our risk of loss.

We have in the past and may continue to make opportunistic investments that may involve asset classes and structures with which we have less familiarity. When investing in asset classes with which we have limited or no

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prior experience, we may not be successful in our diligence and underwriting efforts. We may also be unsuccessful in preserving value, especially if conditions deteriorate, and we may expose ourselves to unknown substantial risks. Furthermore, these assets could require additional management time and attention relative to assets with which we are more familiar. All of these factors increase our risk of loss.

We will be subject to additional risks if we make investments internationally.

We may acquire real estate assets located outside of the United States and we may originate or acquire senior or subordinate loans made to borrowers located outside of the United States or secured by properties located outside of the United States. Our expertise to date is in the United States and neither we nor our Sponsor has extensive expertise in international markets. Any international investments we make may be affected by factors peculiar to the laws of the jurisdiction in which the borrower or the property is located and these laws may expose us to risks that are different from and/or in addition to those commonly found in the United States. We may not be as familiar with the potential risks to our investments outside of the United States and we may incur losses as a result.

Any international investments we make could be subject to the following risks:

•	governmental laws, rules and policies, including laws relating to the foreign ownership of real property or mortgages and laws relating to the ability of foreign persons or corporations to remove profits earned from activities within the country to the person’s or corporation’s country of origin;

•	translation and transaction risks relating to fluctuations in foreign currency exchange rates;

•	adverse market conditions caused by inflation or other changes in national or local political and economic conditions;

•	challenges of complying with a wide variety of foreign laws, including corporate governance, operations, taxes and litigation;

•	changes in relative interest rates;

•	changes in the availability, cost and terms of borrowings resulting from varying national economic policies;

•	changes in real estate and other tax rates, the tax treatment of transaction structures and other changes in operating expenses in a particular country where we have an investment;

•	our REIT tax status not being respected under foreign laws, in which case any income or gains from foreign sources would likely be subject to foreign taxes, withholding taxes, transfer taxes and value added taxes;

•	lack of uniform accounting standards (including availability of information in accordance with U.S. GAAP);

•	changes in land use and zoning laws;

•	more stringent environmental laws or changes in such laws;

•	changes in the social stability or other political, economic or diplomatic developments in or affecting a country where we have an investment;

•	changes in applicable laws and regulations in the United States that affect foreign operations; and

•	legal and logistical barriers to enforcing our contractual rights in other countries, including insolvency regimes, landlord/tenant rights and ability to take possession of the collateral.

Certain of these risks may be greater in emerging markets and less developed countries. Each of these risks might adversely affect our performance and impair our ability to make distributions to stockholders required to

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maintain our REIT qualification. In addition, there is less publicly available information about foreign companies and a lack of uniform financial accounting standards and practices (including the availability of information in accordance with U.S. GAAP) which could impair our ability to analyze transactions and receive timely and accurate financial information from tenants or borrowers necessary to meet our reporting obligations to financial institutions or governmental or regulatory agencies.

We have investments in real estate private equity funds and there is no assurance these investments will achieve the returns expected upon initial execution of the respective investments.

As of December 31, 2016, $299.7 million of our assets were invested in PE Investments. The success of our PE Investments in general is subject to a variety of risks, including, without limitation, risks related to: (i) the quality of the management of the portfolio funds in which we invest and the ability of such management to successfully select investment opportunities; (ii) general economic conditions; and (iii) the ability of the portfolio funds and, if applicable, us, to liquidate investments on favorable terms or at all. Factors that could cause actual results to differ materially from our expectations include, but are not limited to, the possibility that: (a) the agreed upon NAV does not necessarily reflect the fair value of the fund interests on such date and the current fair value could be materially different; (b) the actual amount of future capital commitments underlying all of the fund interests that will be called and funded by us could vary materially from our expectations; and (c) because, among other matters, the sponsors of the private equity funds, rather than us, will control the investments in those funds, we could lose some or all of our investment. Furthermore, the timing in which we will realize proceeds, if any, from our PE Investments could differ materially from expectations and our actual yield could be substantially lower than our assumed yield. There can be no assurance that the management team of a portfolio fund or any successor will be able to operate the portfolio fund in accordance with our expectations or that we will be able to recover on our investments. In addition, investments in a real estate private equity fund generally will entail the payment of certain expenses, plus management fees and carried interest to the general partner or investment manager of the fund, which are in addition to the fees and expenses incurred directly by us. In certain cases, as a result of our Sponsor’s recently completed merger with Colony, the general partner or investment manager of the fund may be our Sponsor.

Such fees and expenses reduce our returns. Furthermore, we have and may continue to acquire PE Investments as co-investments with our Sponsor or other Managed Companies, which increases the likelihood that our Advisor could have conflicts of interest with that company.

Our acquisitions of PE Investments in Secondary Transactions (as defined below) are based on available information and assumptions.

We generally will acquire PE Investments from one or more sellers who is/are existing limited partners in the portfolio funds in one or more transactions on the secondary market, or Secondary Transactions. The overall performance of PE Investments acquired in a Secondary Transaction will depend largely on the acquisition price paid for such PE Investments, which may be negotiated based on incomplete or imperfect information, including valuations provided by the portfolio fund managers, which may be based on interim unaudited financial statements, research, market data or other information available to the manager. Such information may prove to be incomplete or imperfect, which could adversely affect the performance of the PE Investments. Additionally, in determining the acquisition price, we will be relying on certain assumptions with respect to the investments held by the portfolio funds, projected exit dates, future operating results, market conditions, the timing and manner of dispositions and other similar considerations. Actual realized returns on PE Investments will depend on various factors, including future operating results, market conditions at the time of disposition, legal and contractual restrictions on transfer that may limit liquidity, any related transaction costs, and the timing and manner of disposition, all of which may materially differ from the assumptions on which we relied in negotiating the acquisition price.

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We may agree to a deferred component of the purchase price for the acquisition of a PE Investment, which increases our leverage and may create additional risks.

We may agree with a seller for all or a portion of the purchase price for a PE Investment acquired in a Secondary Transaction to be paid by over a period of time, or a Deferred Purchase Price Acquisition, which increases our leverage by the amount of the deferred payment obligation. In addition, the terms of any Deferred Purchase Price Acquisition may require us to pay all or a portion of cash flows received from the portfolio funds to the seller to reduce the unpaid purchase price. Therefore, there may be little or no near term cash flow available to us following the PE Investment.

PE Investments acquired in Secondary Transactions may include a pool of portfolio funds that are acquired on an “all or nothing” basis.

We may have the opportunity to acquire a portfolio of portfolio funds from a seller on an “all or nothing” basis. Certain of the portfolio funds in the portfolio may be less attractive (for commercial, tax, legal or other reasons) than others, and certain of the sponsors of such portfolio funds may be more familiar to us than others, or may be more experienced or highly regarded than others. In such cases, it may not be possible for us to carve out from such purchases those investments which we consider (for commercial, tax, legal or other reasons) less attractive. In addition, because the purchaser in a Secondary Transaction generally will step into the position of the seller, we generally will not have the ability to modify or amend a portfolio fund’s constituent documents (e.g. limited partnership agreement) or otherwise negotiate the legal or economic terms of the interests being acquired. Additionally, our acquisition of portfolio funds in a Secondary Transaction will generally be subject to the consent of each portfolio fund manager and may, in some cases, be subject to rights of first refusal or similar rights by existing portfolio fund investors. In the event a portfolio fund manager withholds its consent to a transfer to us or the investors in a portfolio fund exercise any rights of first refusal to acquire all or a portion of the interests to be transferred to us, it could adversely impact the performance of the PE Investment portfolio and us.

PE Investments are short-lived assets and we may not be able to reinvest capital in comparable investments.

As of December 31, 2016, our PE Investments have a weighted average life of approximately 1.37 years based on our projections and assumptions. Because these PE Investments are short-lived, we may be unable to reinvest the distributions received from the portfolio funds in investments with similar returns, which could adversely impact our performance.

We invest in CRE securities, including CMBS and other subordinate securities, which entail certain heightened risks.

We invest in a variety of CRE securities, including CMBS and other subordinate securities, subject to the first risk of loss if any losses are realized on the underlying mortgage loans. CMBS entitle the holders thereof to receive payments that depend primarily on the cash flow from a specified pool of commercial or multifamily mortgage loans. Consequently, CMBS and other CRE securities will be adversely affected by payment defaults, delinquencies and losses on the underlying mortgage loans, which increase during times of economic stress and uncertainty. Furthermore, if the rental and leasing markets deteriorate, including by decreasing occupancy rates and decreasing market rental rates, it could reduce cash flow from the mortgage loan pools underlying our CMBS investments. The market for CRE securities is dependent upon liquidity for refinancing and may be negatively impacted by a slowdown in new issuance.

Additionally, CRE securities such as CMBS may be subject to particular risks, including lack of standardized terms and payment of all or substantially all of the principal only at maturity rather than regular amortization of principal. The value of CRE securities may change due to shifts in the market’s perception of issuers and regulatory or tax changes adversely affecting the CRE debt market as a whole. Additional risks may be presented

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by the type and use of a particular commercial property, as well as the general risks relating to the net operating income from and value of any commercial property. The exercise of remedies and successful realization of liquidation proceeds relating to CRE securities may be highly dependent upon the performance of the servicer or special servicer. Expenses of enforcing the underlying mortgage loan (including litigation expenses) and expenses of protecting the properties securing the loan may be substantial. Consequently, in the event of a default or loss on one or more loans contained in a securitization, we may not recover a portion or all of our investment. Ratings for CRE securities can also adversely affect their value.

We may change our targeted investments and investment guidelines without stockholder consent and make riskier investments.

Our board of directors may change our targeted investments and investment guidelines at any time without the consent of stockholders, which could result in our making investments that are different from, and possibly riskier than, the investments described in this Annual Report on Form 10-K. A change in our targeted investments or investment guidelines may increase our exposure to interest rate risk, default risk and real estate market fluctuations, all of which could adversely affect the value of our common stock and our ability to make distributions to stockholders.

We may invest in CDO notes, which may involve significant risks.

We may invest in CDO notes which are multiple class securities secured by pools of assets, such as CMBS, mortgage loans, subordinate mortgage and mezzanine loans and REIT debt. Like typical securitization structures, in a CDO, the assets are pledged to a trustee for the benefit of the holders of the CDO bonds. Like CMBS, CDO notes are affected by payments, defaults, delinquencies and losses on the underlying loans or securities. CDOs often have reinvestment periods that typically last for five years during which proceeds from the sale of a collateral asset may be invested in substitute collateral. Upon termination of the reinvestment period, the static pool functions very similarly to a CMBS where repayment of principal allows for redemption of bonds sequentially. To the extent we may invest in the equity interest of a CDO, we will be entitled to all of the income generated by the CDO after the CDO pays all of the interest due on the senior securities and its expenses. However, there may be little or no income or principal available to the holders of CDO equity interests if defaults or losses on the underlying collateral exceed a certain amount. In that event, the value of our investment in any equity interest of a CDO could decrease substantially. In addition, the equity interests of CDOs are illiquid and often must be held by a REIT and because they represent a leveraged investment in the CDO’s assets, the value of the equity interests will generally have greater fluctuations than the value of the underlying collateral. Moreover, CDO notes generally do not qualify as real estate assets for purposes of the gross asset and income requirements that apply to REITs, which could adversely affect our ability to qualify for tax treatment as a REIT.

Some of our investments are carried at estimated fair value as determined by us and, as a result, there may be uncertainty as to the value of these investments.

Some of our investments are recorded at fair value but have limited liquidity or are not publicly traded. The fair value of these investments that have limited liquidity or are not publicly traded may not be readily determinable. We estimate the fair value of these investments on a quarterly basis. Because such valuations are inherently uncertain, may fluctuate over short periods of time and may be based on numerous estimates and assumptions, our determinations of fair value may differ materially from the values that would have been used if a readily available market for these securities existed. If our determination regarding the fair value of these investments are materially different than the values that we ultimately realize upon their disposal, this could have a material adverse effect on our business, financial condition and results of operations and our ability to make distributions to stockholders.

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The price we pay for acquisitions of real property and the terms of our debt investments will be based on our projections of market demand, occupancy and rental income, as well as on market factors, and our return on our investment may be lower than expected if any of our projections are inaccurate.

The price we pay for real property investments and the terms of our debt investments will be based on our projections of market demand, occupancy levels, rental income, the costs of any development, redevelopment or renovation of a property, borrower expertise and other factors. In addition, as the real estate market continues to strengthen with the improvement of the U.S. economy, we will face increased competition, which may drive up prices for real estate assets or make loan origination terms less favorable to us. If any of our projections are inaccurate or we ascribe a higher value to assets and their value subsequently drops or fails to rise because of market factors, returns on our investment may be lower than expected and could experience losses.

Risks Related to Our Financing Strategy

We may not be able to access financing sources on attractive terms, if at all, which could adversely affect our ability to execute our business plan.

We require outside capital to fund and grow our business. Our business may be adversely affected by disruptions in the debt and equity capital markets and institutional lending market, including the lack of access to capital or prohibitively high costs of obtaining or replacing capital. A primary source of liquidity for us has been the debt and equity capital markets. Access to the capital markets and other sources of liquidity were severely disrupted during the recession that began in 2008. While there have been improvements from that recession, increasing concerns over diminished economic growth, inflation and worldwide economic conditions have recently resulted in a significant deterioration in the markets., and our access to the capital markets could be limited in the future. We cannot assure stockholders that financing will be available on acceptable terms, if at all, or that we will be able to satisfy the conditions precedent required to use our credit facilities, which could reduce the number, or alter the type, of investments that we would make otherwise. This may reduce our income. To the extent that financing proves to be unavailable when needed, we may be compelled to modify our investment strategy to optimize the performance of our portfolio. If we cannot obtain sufficient debt and equity capital on acceptable terms, our ability to grow our business, operate and make distributions to stockholders could be severely impacted.

Our portfolio is highly leveraged, which may adversely affect our return on our investments and may reduce cash available for distribution.

We leverage our portfolio generally through the use of securitization financing transactions and our credit facilities. The type and percentage of financing varies depending on our ability to obtain credit and the lender’s estimate of the stability of the portfolio’s cash flow. High leverage can, particularly during difficult economic times, increase our risk of loss and harm our liquidity. Moreover, we may have to incur more recourse borrowings, including recourse borrowings that are subject to mark-to-market risk, in order to obtain financing for our business.

We may not successfully align the maturities of our liabilities with the maturities on our assets, which could harm our operating results and financial condition.

Our general financing strategy is focused on the use of “match-funded” structures. This means that we seek to align the maturities of our liabilities with the maturities on our assets in order to manage the risks of being forced to refinance our liabilities prior to the maturities of our assets. In addition, we plan to match interest rates on our assets with like-kind borrowings, so fixed-rate investments are financed with fixed-rate borrowings and floating-rate assets are financed with floating-rate borrowings, directly or indirectly through the use of interest rate swaps, caps and other financial instruments or through a combination of these strategies. We may fail to appropriately employ match-funded structures on favorable terms, or at all. We may also determine not to pursue a fully match-funded strategy with respect to a portion of our financings for a variety of reasons. If we fail to

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appropriately employ match-funded strategies or determine not to pursue such a strategy, our exposure to interest rate volatility and exposure to matching liabilities prior to the maturity of the corresponding asset may increase substantially, which could harm our operating results, liquidity and financial condition.

Our performance can be negatively affected by fluctuations in interest rates and shifts in the yield curve may cause losses.

Our financial performance is influenced by changes in interest rates, in particular, as such changes may affect our CRE securities, floating-rate borrowings and CRE debt to the extent such debt does not float as a result of floors or otherwise. Changes in interest rates, including changes in expected interest rates or “yield curves,” affect our business in a number of ways. Changes in the general level of interest rates can affect our net interest income, which is the difference between the interest income earned on our interest-earning assets and the interest expense incurred in connection with our interest-bearing borrowings and hedges. Changes in the level of interest rates also can affect, among other things, our ability to acquire CRE securities, acquire or originate CRE debt at attractive prices and enter into hedging transactions. Also, if market interest rates increase, the interest rate on any variable rate borrowings will increase and will create higher debt service requirements, which would adversely affect our cash flow and could adversely impact our results of operations. Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political conditions and other factors beyond our control.

Interest rate changes may also impact our net book value as our CRE securities and hedge derivatives, are recorded at fair value each quarter. Generally, as interest rates increase, the value of our fixed rate securities decreases, which will decrease the book value of our equity.

Furthermore, shifts in the U.S. Treasury yield curve reflecting an increase in interest rates would also affect the yield required on our CRE securities and therefore their value. For instance, increasing interest rates would reduce the value of the fixed rate assets we hold at the time because the higher yields required by increased interest rates result in lower market prices on existing fixed rate assets in order to adjust the yield upward to meet the market and vice versa. This would have similar effects on our CRE securities portfolio and our financial position and operations as a change in interest rates generally.

In a period of rising interest rates, our interest expense could increase while the interest we earn on our fixed-rate assets or LIBOR capped floating rate assets would not change, which would adversely affect our profitability.

Our operating results depend in large part on differences between the income from our assets less our operating costs, reduced by any credit losses and financing costs. Income from our assets may respond more slowly to interest rate fluctuations than the cost of our borrowings. Consequently, changes in interest rates, particularly short-term interest rates, may adversely influence our net income. Increases in these rates may decrease our net income. Interest rate fluctuations resulting in our interest expense exceeding the income from our assets would result in operating losses for us and may limit our ability to make distributions to stockholders. In addition, if we need to repay existing borrowings during periods of rising interest rates, we could be required to liquidate one or more of our investments at times that may not permit realization of the maximum return on those investments, which would adversely affect our profitability.

Hedging against interest rate and currency exposure may adversely affect our earnings, limit our gains or result in losses, which could adversely affect cash available for distribution to stockholders.

We may enter into swap, cap or floor agreements or pursue other interest rate or currency hedging strategies. Our hedging activity will vary in scope based on interest rate levels, currency exposure, the type of investments held

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and other changing market conditions. Interest rate and/or currency hedging may fail to protect or could adversely affect us because, among other things:

•	interest rate and/or currency hedging can be expensive, particularly during periods of rising and volatile interest rates;

•	available interest rate and/or currency hedging may not correspond directly with the interest rate risk for which protection is sought;

•	the duration of the hedge may not match the duration of the related liability or asset;

•	our hedging opportunities may be limited by the treatment of income from hedging transactions under the rules determining REIT qualification;

•	the credit quality of the party owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction;

•	the counterparties with which we trade may cease making markets and quoting prices in such instruments, which may render us unable to enter into an offsetting transaction with respect to an open position;

•	the party owing money in the hedging transaction may default on its obligation to pay; and

•	we may purchase a hedge that turns out not to be necessary, i.e., a hedge that is out of the money.

Any hedging activity we engage in may adversely affect our earnings, which could adversely affect cash available for distribution to stockholders. Therefore, while we may enter into such transactions to seek to reduce interest rate and/or currency risks, unanticipated changes in interest rates or exchange rates may result in poorer overall investment performance than if we had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged or liabilities being hedged may vary materially. Moreover, for a variety of reasons, we may not be able to establish a perfect correlation between hedging instruments and the investments being hedged. Any such imperfect correlation may prevent us from achieving the intended hedge and expose us to risk of loss. We may also be exposed to liquidity issues as a result of margin calls or settlement of derivative hedges. Our hedging activities, if not undertaken in compliance with certain federal income tax requirements, could also adversely affect our ability to qualify for taxation as a REIT.

Hedging instruments often are not traded on regulated exchanges, guaranteed by an exchange or its clearinghouse or regulated by any U.S. or foreign governmental authorities and involve risks and costs.

The cost of using hedging instruments increases as the period covered by the instrument lengthens and during periods of rising and volatile interest rates. We may increase our hedging activity and thus increase our hedging costs during periods when interest rates are volatile or rising and hedging costs have increased. In addition, hedging instruments involve risk since they often are not traded on regulated exchanges, guaranteed by an exchange or its clearing house, or regulated by any U.S. or foreign governmental authorities. Consequently, there are no regulatory or statutory requirements with respect to record keeping, financial responsibility or segregation of customer funds and positions. Furthermore, the enforceability of agreements underlying derivative transactions may depend on compliance with applicable statutory, commodity and other regulatory requirements and, depending on the identity of the counterparty, applicable international requirements. The business failure of a hedging counterparty with whom we enter into a hedging transaction will most likely result in a default. Default by a party with whom we enter into a hedging transaction may result in the loss of unrealized profits and force us to cover our resale commitments, if any, at the then current market price. It may not always be possible to dispose of or close out a hedging position without the consent of the hedging counterparty and we may not be able to enter into an offsetting contract in order to cover our risk. We cannot assure stockholders that a liquid secondary market will exist for hedging instruments purchased or sold, and we may be required to maintain a position until exercise or expiration, which could result in losses.

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Refer to the below risk factor “The direct or indirect effects of the Dodd-Frank Act, enacted in July 2010 for the purpose of stabilizing or reforming the financial markets, may have an adverse effect on our interest rate hedging activities” for a discussion of how the Dodd-Frank Wall Street Reform Act, or the Dodd-Frank Act, may affect the use of hedging instruments.

We use short-term borrowings to finance our investments and we may need to use such borrowings for extended periods of time to the extent we are unable to access long-term financing. This may expose us to increased risks associated with decreases in the fair value of the underlying collateral, which could have an adverse impact on our results of operations.

While we have and may continue to seek non-recourse, non-mark-to-market, long-term financing through securitization financing transactions or other structures, such financing may be unavailable to us on favorable terms or at all. Consequently, we may be dependent on short-term financing arrangements that are not matched in duration to our financial assets. Short-term borrowing through repurchase arrangements, credit facilities and other types of borrowings may put our assets and financial condition at risk. Furthermore, the cost of borrowings may increase substantially if lenders view us as having increased credit risk during periods of market distress. Any such short-term financing may also be recourse to us, which will increase the risk of our investments. We currently have three Term Loan Facilities that provide for an aggregate of up to $650.0 million to finance loan originations and three CMBS Credit Facilities to finance the acquisition of CMBS. As of December 31, 2016, we have $447.0 million of available borrowings under our Term Loan Facilities and $38.4 million borrowings outstanding under our CMBS Credit Facilities. We may obtain additional facilities and increase our lines of credit on existing facilities in the future.

In addition, the value of assets underlying any such short-term financing may be marked-to-market periodically by the lender, including on a daily basis. To the extent these financing arrangements contain mark-to-market provisions, if the market value of the investments pledged by us declines due to credit quality deterioration, we may be required by our lenders to provide additional collateral or pay down a portion of our borrowings. In a weakening economic environment, we would generally expect credit quality and the value of the investment that serves as collateral for our financing arrangements to decline, and in such a scenario, it is likely that the terms of our financing arrangements would require partial repayment from us, which could be substantial.

These facilities may also be restricted to financing certain types of assets, such as first mortgage loans, which could impact our asset allocation. In addition, such short-term borrowing facilities may limit the length of time that any given asset may be used as eligible collateral. As a result, we may not be able to leverage our assets as fully as we would choose, which could reduce our return on assets. Further, such borrowings may require us to maintain a certain amount of cash reserves or to set aside unleveraged assets sufficient to maintain a specified liquidity position that would allow us to satisfy our collateral obligations. Currently, our Term Loan Facilities provide for an unrestricted cash covenant of at least $3.75 million and a maximum of $30.0 million.

In the event that we are unable to meet the collateral obligations for our short-term borrowings, our financial condition could deteriorate rapidly.

We use leverage in connection with our investments, which increases the risk of loss associated with our investments and may significantly impact our liquidity position.

We use a variety of structures to finance our investments. We finance the origination and acquisition of a portion of our investments with our credit facilities, securitization financing transactions and other term borrowings, including repurchase agreements. Although the use of leverage may enhance returns and increase the number of investments that we can make, it may also substantially increase the risk of loss. Our ability to execute this strategy depends on various conditions in the financing markets that are beyond our control, including liquidity and credit spreads. We may be unable to obtain additional financing on favorable terms or, with respect to our investments, on terms that parallel the maturities of the debt originated or acquired, if we are able to obtain

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additional financing at all. If our strategy is not viable, we will have to find alternative forms of long-term financing for our assets, as secured revolving credit facilities and repurchase agreements may not accommodate long-term financing. This could subject us to more restrictive recourse borrowings and the risk that debt service on less efficient forms of financing would require a larger portion of our cash flow, thereby reducing cash available for distribution to stockholders, for our operations and for future business opportunities.

We may also additional seek securitization financing transactions with respect to some of our investments but we may be unable to do so on favorable terms, if at all. If alternative financing is not available on favorable terms, or at all, we may have to liquidate assets at unfavorable prices to pay off such financing. Our return on our investments and cash available for distribution to stockholders may be reduced to the extent that changes in market conditions cause the cost of our financing to increase relative to the earnings that we can derive from the assets we originate or acquire.

Further short-term borrowing through repurchase agreements, credit facilities and other borrowings may put our assets and financial condition at risk. Repurchase agreements economically resemble short-term, floating-rate financing and usually require the maintenance of specific loan-to-collateral value ratios. Posting additional collateral to support our financing arrangements could significantly reduce our liquidity and limit our ability to leverage our assets. In the event we do not have sufficient liquidity to meet such requirements, our lenders can accelerate our borrowings, which could have a material adverse effect on our business and operations.

Some of our credit facilities contain recourse obligations and any default could materially adversely affect our business, liquidity and financial condition.

We finance certain of our CRE investments through the use of repurchase agreements with one or more financial institutions. Obligations under certain repurchase agreements could be recourse obligations to us and any default thereunder could result in margin calls and further force a liquidation of assets at times when the pricing may be unfavorable to us. Our default under such repurchase agreements could negatively impact our business, liquidity and financial condition.

Lenders may require us to enter into restrictive covenants relating to our operations, which could limit our ability to make distributions to stockholders.

When providing financing, a lender may impose restrictions on us that affect our distribution and operating policies and our ability to incur additional borrowings. Financing arrangements that we may enter into may contain covenants that limit our ability to further incur borrowings and restrict distributions to stockholders or that prohibit us from discontinuing insurance coverage or replacing our Advisor. Our credit facilities contain financial covenants, including a minimum unrestricted cash covenant. These or other limitations would decrease our operating flexibility and our ability to achieve our operating objectives, including making distributions to stockholders.

We are subject to risks associated with obtaining mortgage financing on our real estate, which could materially adversely affect our business, financial condition and results of operations and our ability to make distributions to stockholders.

As of December 31, 2016, our real estate portfolio had $338.2 million of total mortgage financing principal value. We are subject to risks normally associated with financing, including the risks that our cash flow is insufficient to make timely payments of interest or principal, that we may be unable to refinance existing borrowings or support collateral obligations and that the terms of refinancing may not be as favorable as the terms of existing borrowing. If we are unable to refinance or extend principal payments due at maturity or pay them with proceeds from other capital transactions or the sale of the underlying property, our cash flow may not be sufficient in all years to make distributions to stockholders and to repay all maturing borrowings. Furthermore, if prevailing interest rates or other factors at the time of refinancing result in higher interest rates upon refinancing, the interest expense relating to that refinanced borrowing would increase, which could reduce our

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profitability, result in losses and negatively impact the amount of distributions we are able to pay to stockholders. Moreover, additional financing increases the amount of our leverage, which could negatively affect our ability to obtain additional financing in the future or make us more vulnerable in a downturn in our results of operations or the economy generally.

We may be unable to complete additional securitization financing transactions due to, among other things, a decrease in liquidity in the CRE market.

We have accessed the securitization markets to finance our CRE debt investments with non-recourse, non-mark to market, permanent financing which were structured as a CMBS. In November 2016, we entered into a securitization financing transaction, however, we may be unable to complete similar transactions in the future due to several factors, including decreased liquidity in the CRE market. If we are unsuccessful in accessing this market, we may be exposed to less favorable financing terms, if any, which could adversely affect our business.

If we breach representations or warranties that we made in our securitization financing transaction, or if either we or NorthStar Real Estate Income Trust, Inc., or NorthStar Income, suffer a loss in our retained interests in that transaction, our financial condition could be harmed.

In November 2016, we entered into a securitization financing transaction, in which a subsidiary of ours made certain customary representations, warranties and covenants. If there is a breach of those representations and warranties or a defect in the documentation of any of the contributed assets, which breach or defect materially and adversely affects the value of the subject contributed asset, then we will be required to either cure the breach, repurchase the affected contributed asset from the issuing entity, replace the affected contributed asset with another asset or make a loss of value payment, as the case may be. Any such loss could be material and have an adverse effect on our financial condition.

Further in connection with these transactions, since we and NorthStar Income both contributed assets into a single securitization, in the event that we or NorthStar Income suffers a complete loss of a portion of the respective retained interests, any additional losses would be borne by the remaining retained interests held by us prior to the senior bondholders.

We may enter into similar transactions in the future and those transactions could likely entail similar and other substantial risks.

We have broad authority to use leverage and high levels of leverage could hinder our ability to make distributions and decrease the value of stockholders’ investment.

Our charter does not limit us from utilizing financing until our borrowings exceed 300% of our net assets, which is generally expected to approximate 75% of the aggregate cost of our investments, before deducting loan loss reserves, other non-cash reserves and depreciation. Further, we can incur financings in excess of this limitation with the approval of a majority of our independent directors. High leverage levels would cause us to incur higher interest charges and higher debt service payments and the agreements governing our borrowings may also include restrictive covenants. These factors could limit the amount of cash we have available to distribute to stockholders and could result in a decline in the value of stockholders’ investment.

Risks Related to Our Company

Any adverse changes in our Sponsor’s financial health, the public perception of our Sponsor, or our relationship with our Sponsor or its affiliates could hinder our operating performance and the return on stockholders’ investment.

We have engaged our Advisor to manage our operations and our investments. Our ability to achieve our investment objectives and to pay distributions is dependent upon the performance of our Sponsor and its affiliates

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as well as our Sponsor’s investment professionals in the identification and origination or acquisition of investments, the determination of any financing arrangement, the management of our assets and operation of our day-to-day activities.

Because our Sponsor is a publicly-traded company, any negative reaction by the stock market reflected in its stock price or deterioration in the public perception of our Sponsor or other Managed Companies that are publicly traded, such as NorthStar Realty Europe Corp. (NYSE: NRE), could result in an adverse effect on our ability to acquire assets and obtain financing from third parties on favorable terms or at all. Recently, our Sponsor completed a merger which combined NSAM, Colony Capital and NorthStar Realty into Colony NorthStar, and a failure to achieve the anticipated benefits of the merger or integrate effectively may disrupt our operations and potentially harm our business. Any adverse changes in our Sponsor’s financial condition or our relationship with our Sponsor, our Advisor and their respective affiliates could hinder our Advisor’s ability to successfully manage our operations and our portfolio of investments.

We do not own the NorthStar name, but were granted a license by our Sponsor to use the NorthStar name. Use of the name by other parties or the termination of our license may materially adversely affect our business, financial condition and results of operations and our ability to make distributions to stockholders.

Pursuant to our advisory agreement, we were granted a non-exclusive, royalty-free license to use the name “NorthStar.” Under this license, we have a right to use the “NorthStar” name as long as our Advisor continues to advise us. Our Sponsor will retain the right to continue using the “NorthStar” name. We are unable to preclude our Sponsor from licensing or transferring the ownership of the “NorthStar” name to third parties, some of whom may compete against us. Consequently, we will be unable to prevent any damage to the goodwill associated with our name that may occur as a result of the activities of our Sponsor or others related to the use of our name. In addition, in the event the license is terminated, we will be required to change our name and cease using the “NorthStar” name. Furthermore, “NorthStar” is commonly used and our Sponsor’s right to use the name could be challenged, which could be expensive and disruptive with an uncertain outcome. Any of these events could disrupt our recognition in the market place, damage any goodwill we may have generated and may materially adversely affect our business, financial condition and results of operations and our ability to make distributions to stockholders.

Stockholders may be more likely to sustain a loss on their investment because our Sponsor does not have as strong an economic incentive to avoid losses as do sponsors who have made significant equity investments in their companies.

While our Sponsor has incurred substantial costs and devoted significant resources to support our business, our Sponsor has not purchased any shares of our common stock and has no obligation to do so in the future. In addition, as of December 31, 2016, our Sponsor has only invested $6.0 million in us through the purchase by its subsidiary (previously a subsidiary of NorthStar Realty) of 0.7 million shares of our common stock including amounts related to its obligation under the distribution support agreement with us, that terminated in connection with the completion of our Primary Offering. As a result, our Sponsor has minimal exposure to loss in the value of our shares. Without greater exposure, stockholders may be at a greater risk of loss because our Sponsor does not have as much to lose from a decrease in the value of our shares as do those sponsors who make more significant equity investments in their sponsored companies.

If our Advisor’s portfolio management systems are ineffective, we may be exposed to material unanticipated losses.

Our Advisor refines its portfolio management techniques, strategies and assessment methods. However, our Advisor’s portfolio management techniques and strategies may not fully mitigate the risk exposure of our operations in all economic or market environments, or against all types of risk, including risks that we might fail to identify or anticipate. Any failures in our Advisor’s portfolio management techniques and strategies to

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accurately quantify such risk exposure could limit our ability to manage risks in our operations or to seek adequate risk adjusted returns and could result in losses.

We are highly dependent on information systems and systems failures could significantly disrupt our business.

As a diversified CRE company, our business is highly dependent on information technology systems, including systems provided by our Sponsor and third parties for which we have no control. Various measures have been implemented to manage our risks related to the information technology systems, but any failure or interruption of our systems could cause delays or other problems in our activities, which could have a material adverse effect on our financial performance. Potential sources for disruption, damage or failure of our information technology systems include, without limitation, computer viruses, security breaches, human error, cyber attacks, natural disasters and defects in design.

Failure to implement effective information and cyber security policies, procedures and capabilities could disrupt our business and harm our results of operations.

We are dependent on the effectiveness of our information and cyber security policies, procedures and capabilities to protect our computer and telecommunications systems and the data that resides on or is transmitted through them. An externally caused information security incident, such as a hacker attack, virus or worm, or an internally caused issue, such as failure to control access to sensitive systems, could materially interrupt business operations or cause disclosure or modification of sensitive or confidential information and could result in material financial loss, loss of competitive position, regulatory actions, breach of contracts, reputational harm or legal liability.

The use of estimates and valuations may be different from actual results, which could have a material effect on our consolidated financial statements.

We make various estimates that affect reported amounts and disclosures. Broadly, those estimates are used in measuring the fair value of certain financial instruments, establishing provision for loan losses and potential litigation liability. Market volatility may make it difficult to determine the fair value for certain of our assets and liabilities. Subsequent valuations, in light of factors then prevailing, may result in significant changes in the values of these financial instruments in future periods. In addition, at the time of any sales and settlements of these assets and liabilities, the price we ultimately realize will depend on the demand and liquidity in the market at that time for that particular type of asset and may be materially lower than our estimate of their current fair value. Estimates are based on available information and judgment. Therefore, actual values and results could differ from our estimates and that difference could have a material adverse effect on our consolidated financial statements.

We provide stockholders with information using funds from operations attributable to our common stockholders, or FFO, and modified funds from operations attributable to our common stockholders, or MFFO, which are non-GAAP financial measures that may not be meaningful for comparing the performances of different REITs and that have certain other limitations.

We provide stockholders with information using FFO and MFFO which are non-GAAP measures, as additional measures of our operating performance. We compute FFO in accordance with the standards established by National Association of Real Estate Investment Trusts, or NAREIT. We compute MFFO in accordance with the definition established by the Investment Program Association, or the IPA, and adjust for certain items, such as accretion of a discount and amortization of a premium on borrowings and related deferred financing costs, as such adjustments are comparable to adjustments for debt investments and will be helpful in assessing our operating performance. We also adjust MFFO for deferred tax benefit or expense, as applicable, as such items are not indicative of our operating performance. However, our computation of FFO and MFFO may not be comparable to other REITs that do not calculate FFO or MFFO using these definitions without further adjustments.

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Neither FFO nor MFFO is equivalent to net income or cash generated from operating activities determined in accordance with U.S. GAAP and should not be considered as an alternative to net income, as an indicator of our operating performance or as an alternative to cash flow from operating activities as a measure of our liquidity.

Our distribution policy is subject to change.

Our board of directors determines an appropriate common stock distribution based upon numerous factors, including our targeted distribution rate, REIT qualification requirements, the amount of cash flow generated from operations, availability of existing cash balances, borrowing capacity under existing credit agreements, access to cash in the capital markets and other financing sources, our view of our ability to realize gains in the future through appreciation in the value of our assets, general economic conditions and economic conditions that more specifically impact our business or prospects. Future distribution levels are subject to adjustment based upon any one or more of the risk factors set forth in this Annual Report on Form 10-K, as well as other factors that our board of directors may, from time-to-time, deem relevant to consider when determining an appropriate common stock distribution.

We may not be able to make distributions in the future.

Our ability to generate income and to make distributions may be adversely affected by the risks described in this Annual Report on Form 10-K and any document we file with the SEC. All distributions are made at the discretion of our board of directors, subject to applicable law, and depend on our earnings, our financial condition, maintenance of our REIT qualification and such other factors as our board of directors may deem relevant from time-to-time. We may not be able to make distributions in the future.

Our ability to make distributions is limited by the requirements of Maryland law.

Our ability to make distributions on our common stock is limited by the laws of Maryland. Under applicable Maryland law, a Maryland corporation may not make a distribution if, after giving effect to the distribution, the corporation would not be able to pay its liabilities as the liabilities become due in the usual course of business, or generally if the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed if the corporation were dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of the stockholders whose preferential rights are superior to those receiving the distribution. Accordingly, we may not make a distribution on our common stock if, after giving effect to the distribution, we would not be able to pay our liabilities as they become due in the usual course of business or generally if our total assets would be less than the sum of our total liabilities plus the amount that would be needed to satisfy the preferential rights upon dissolution of the holders of shares of any class or series of preferred stock then outstanding, if any, with preferences senior to those of our common stock.

Stockholders have limited control over changes in our policies and operations, which increases the uncertainty and risks they face as stockholders.

Our board of directors determines our major policies, including our policies regarding growth, REIT qualification and distributions. Our board of directors may amend or revise these and other policies without a vote of the stockholders. We may change our investment policies without stockholder notice or consent, which could result in investments that are different than, or in different proportion than, those described in this Annual Report on Form 10-K. Under the Maryland General Corporation Law, or MGCL, and our charter, stockholders have a right to vote only on limited matters. Our board of directors’ broad discretion in setting policies and stockholders’ inability to exert control over those policies increases the uncertainty and risks stockholders face. Under MGCL and our charter, stockholders have a right to vote only on:

•	the election or removal of directors;

•	amendment of our charter, except that our board of directors may amend our charter without stockholder approval to (i) increase or decrease the aggregate number of our shares of stock of any

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class or series that we have the authority to issue; (ii) effect certain reverse stock splits; and (iii) change our name or the name or other designation or the par value of any class or series of our stock and the aggregate par value of our stock;

•	our liquidation or dissolution;

•	certain reorganizations of our company, as provided in our charter; and

•	certain mergers, consolidations or sales or other dispositions of all or substantially all our assets, as provided in our charter.

Pursuant to Maryland law, all matters other than the election or removal of a director must be declared advisable by our board of directors prior to a stockholder vote. Our board of directors’ broad discretion in setting policies and stockholders’ inability to exert control over those policies increases the uncertainty and risks stockholders face.

Our board of directors’ broad discretion in setting policies and stockholders’ inability to exert control over those policies increases the uncertainty and risks stockholders face.

If stockholders fail to meet the fiduciary and other standards under the Employment Retirement Income Security Act, or ERISA, or the Internal Revenue Code as a result of an investment in our stock, stockholders could be subject to criminal and civil penalties.

Special considerations apply to the purchase of shares by employee benefit plans subject to the fiduciary rules of Title I of ERISA, including pension or profit sharing plans and entities that hold assets of such plans, or ERISA Plans, and plans and accounts that are not subject to ERISA, but are subject to the prohibited transaction rules of Section 4975 of the Internal Revenue Code, including IRAs, Keogh Plans, and medical savings accounts (collectively, we refer to ERISA Plans and plans subject to Section 4975 of the Internal Revenue Code as “Benefit Plans”). If stockholders are investing the assets of any Benefit Plan, stockholders should consult with their own counsel and satisfy themselves that:

•	their investment is consistent with the fiduciary obligations under ERISA and the Internal Revenue Code or any other applicable governing authority in the case of a government plan;

•	their investment is made in accordance with the documents and instruments governing the Benefit Plan, including the Benefit Plan’s investment policy;

•	their investment satisfies the prudence and diversification requirements of Sections 404(a)(1)(B) and 404(a)(1)(C) of ERISA, if applicable and other applicable provisions of ERISA and the Internal Revenue Code;

•	their investment will not impair the liquidity of the Benefit Plan;

•	their investment will not unintentionally produce unrelated business taxable income for the Benefit Plan;

•	stockholders will be able to value the assets of the Benefit Plan annually in accordance with the applicable provisions of ERISA and the Internal Revenue Code; and

•	their investment will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code.

Fiduciaries may be held personally liable under ERISA for losses as a result of failure to satisfy the fiduciary standards of conduct and other applicable requirements of ERISA. In addition, if an investment in our shares constitutes a non-exempt prohibited transaction under ERISA or the Internal Revenue Code, the fiduciary of the Benefit Plan who authorized or directed the investment may be subject to imposition of excise taxes with respect to the amount invested and an IRA investment in our shares may lose its tax-exempt status.

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Governmental plans, church plans and foreign plans that are not subject to ERISA or the prohibited transaction rules of the Internal Revenue Code may be subject to similar restrictions under other laws. A plan fiduciary making an investment in our shares on behalf of such a plan should satisfy themselves that an investment in our shares satisfies both applicable law and is permitted by the governing plan documents.

We expect that our common stock qualifies as publicly offered securities such that investments in shares of our common stock will not result in our assets being deemed to constitute “plan assets” of any Benefit Plan investor. If, however, we were deemed to hold “plan assets” of Benefit Plan investors: (i) ERISA’s fiduciary standards may apply to us and might materially affect our operations, and (ii) any transaction with us could be deemed a transaction with each Benefit Plan investor and may cause transactions into which we might enter in the ordinary course of business to constitute prohibited transactions under ERISA and/or Section 4975 of the Internal Revenue Code.

Stockholders’ interest in us will be diluted if we issue additional shares, which could reduce the overall value of stockholders’ investment.

Stockholders do not have preemptive rights to any shares we issue in the future. Our charter authorizes us to issue a total of 450,000,000 shares of capital stock, of which 400,000,000 shares are classified as common stock, including 320,000,000 shares classified as Class A shares and 80,000,000 shares classified as Class T shares, and 50,000,000 shares are classified as preferred stock. Our board of directors may amend our charter from time to time to increase or decrease the number of authorized shares of capital stock or the number of shares of stock of any class or series that we have authority to issue without stockholder approval. Our board of directors may elect to: (i) sell additional shares in one or more future public offerings; (ii) issue equity interests in private offerings; (iii) issue shares to our Advisor, or its successors or assigns, in payment of an outstanding fee obligation; (iv) issue shares of our common stock to sellers of assets we acquire in connection with an exchange of limited partnership interests of our operating partnership; or (v) issue shares of our common stock to pay distributions to existing stockholders. To the extent we issue additional equity interests, including additional shares issued pursuant to our DRP, stockholders’ percentage ownership interest in us will be diluted, unless they participate in these stock issuances. In addition, depending upon the terms and pricing of any additional offerings and the value of our investments, stockholders may also experience dilution in the book value and fair value of their shares.

Our charter permits our board of directors to issue stock with terms that may subordinate the rights of our common stockholders or discourage a third party from acquiring us in a manner that could result in a premium price to stockholders.

Our board of directors may classify or reclassify any unissued common stock or preferred stock into other classes or series of stock and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption of any such stock. Thus, our board of directors could authorize the issuance of preferred stock with priority as to distributions and amounts payable upon liquidation over the rights of the holders of our common stock. Such preferred stock could also have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price to holders of our common stock. Our board of directors may determine to issue different classes of stock that have different fees and commissions from those being paid with respect to the shares sold in our Offering. Additionally, our board of directors may amend our charter from time to time to increase or decrease the aggregate number of authorized shares of stock or the number of authorized shares of any class or series of stock without stockholder approval.

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Our umbrella partnership real estate investment trust, or UPREIT, structure may result in potential conflicts of interest with limited partners in our operating partnership whose interests may not be aligned with those of stockholders.

Limited partners in our operating partnership have the right to vote on certain amendments to the partnership agreement, as well as on certain other matters. Persons holding such voting rights may exercise them in a manner that conflicts with the interests of stockholders. As general partner of our operating partnership, we are obligated to act in a manner that is in the best interest of our operating partnership. Circumstances may arise in the future when the interests of limited partners in our operating partnership may conflict with the interests of stockholders. These conflicts may be resolved in a manner stockholders do not believe are in their best interests.

In addition, NorthStar OP Holdings II, LLC, or the Special Unit Holder, is an affiliate of our Advisor and as the special limited partner in our operating partnership may be entitled to: (i) certain cash distributions upon the disposition of certain of our operating partnership’s assets; or (ii) a one-time payment in the form of cash or shares in connection with the redemption of the special units upon the occurrence of a listing of our shares on a national stock exchange or certain events that result in the termination or non-renewal of our advisory agreement. The Special Unit Holder will only become entitled to the compensation after stockholders have received, or are deemed to receive, in the aggregate, cumulative distributions equal to their invested capital plus a 7.0% cumulative, non-compounded annual pre-tax return on such invested capital. This potential obligation to make substantial payments to the holder of the special units would reduce the overall return to stockholders to the extent such return exceeds 7.0%.

Stockholders are limited in their ability to sell their shares of common stock pursuant to our share repurchase program, or our Share Repurchase Program. Stockholders may not be able to sell any of their shares of common stock back to us, and if they do sell their shares, they may not receive the price they paid upon subscription.

Our Share Repurchase Program may provide stockholders with an opportunity to have their shares of common stock repurchased by us after stockholders have held them for one year. We anticipate that shares of our common stock may be repurchased on a quarterly basis. However, our Share Repurchase Program contains certain restrictions and limitations, including those relating to the number of shares of our common stock that we can repurchase at any given time and limiting the repurchase price. Specifically, we presently intend to limit the number of shares to be repurchased during any calendar year to no more than: (i) 5% of the weighted average of the number of shares of our common stock outstanding during the prior calendar year; and (ii) those that could be funded from the net proceeds from the sale of shares under our DRP in the prior calendar year plus such additional cash as may be reserved for that purpose by our board of directors. In addition, our board of directors reserves the right to reject any repurchase request for any reason or no reason or to amend or terminate our Share Repurchase Program at any time upon ten-days’ notice except that changes in the number of shares that can be repurchased during any calendar year will only take effect upon ten business days prior written notice. Therefore, stockholders may not have the opportunity to make a repurchase request prior to a potential termination of our Share Repurchase Program and stockholders may not be able to sell any of their shares of common stock back to us pursuant to our Share Repurchase Program. Moreover, if stockholders do sell their shares of common stock back to us pursuant to our Share Repurchase Program, they may not receive the same price they paid for any shares of our common stock being repurchased.

Our board of directors determined an estimated value per share of $9.26 for our shares of common stock as of September 30, 2016. You should not rely on the estimated value per share as being an accurate measure of the current value of our shares of common stock or in making an investment decision.

On December 22, 2016, our board of directors approved and established an estimated value per share of $9.26 for each class of our shares of common stock as of September 30, 2016. Our board of directors’ objective in determining the estimated value per share was to arrive at a value, based on the most recent data available, that it

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believed was reasonable. However, the market for commercial real estate assets can fluctuate quickly and substantially and values are expected to change in the future and may decrease. Also, our board of directors did not consider certain other factors, such as a liquidity discount. In connection with its determination and in accordance with our DRP and Share Repurchase Program, effective December 28, 2016, distributions may be reinvested in shares of our common stock pursuant to the DRP at a price of $9.26 per share and, subject to certain exceptions as more fully described in the Share Repurchase Program, the price paid for shares redeemed under the Share Repurchase Program will be $9.26 per share, each of which is equal to the estimated value per share.

As with any valuation methodology, the methodologies used to determine the estimated value per share are based upon a number of estimates and assumptions that may prove later to be inaccurate or incomplete. Further, different market participants using different assumptions and estimates could derive different estimated values. The estimated value per share may also not represent the price that the shares of our common stock would trade at on a national securities exchange, the amount realized in a sale, merger or liquidation or the amount a stockholder would realize in a private sale of shares.

The estimated value per share of our common stock was calculated as of a specific date and is expected to fluctuate over time in response to future events, including but not limited to, changes in market interest rates for commercial real estate debt investments, changes to commercial real estate values, changes in capitalization rates, rental and growth rates, returns on competing investments, changes in administrative expenses and other costs, the amount of distributions on our common stock, repurchases of our common stock, changes in the number of shares of our common stock outstanding, the proceeds obtained for any common stock transactions, local and national economic factors and the factors specified these risk factors. There is no assurance that the methodologies used to estimate value per share would be acceptable to the Financial Industry Regulatory Authority, Inc., or FINRA, or in compliance with ERISA guidelines with respect to their reporting requirements.

The actual value of shares that we repurchase under our Share Repurchase Program may be substantially less than what we pay.

The terms of our Share Repurchase Program generally require us to repurchase shares at a price equal to our most recently disclosed estimated value per share. The estimated value per share of our common stock was calculated as of a specific date and is expected to fluctuate over time in response to future events. However, we anticipate only determining an estimated value per share annually. In the event that the value of our shares decrease due to market or other conditions, the price at which we repurchase our shares pursuant to our Share Repurchase Program might reflect a premium to our NAV. If the actual NAV of our shares is less than the price paid for the shares to be repurchased, any repurchases made would be immediately dilutive to our remaining stockholders.

The current price for shares under our DRP may exceed the book value of our shares.

We are currently issuing shares in our DRP at a purchase price equal to the most recently disclosed estimated value per share of our common stock. The estimated value per share of our common stock is calculated as of a specific date and is expected to fluctuate over time in response to future events. However, we anticipate only determining an estimated value per share annually. In the event that the value of our shares increases due to market or other conditions, the price at which we sell in our DRP might reflect a premium to book value. If the actual book value of our shares is less than the price paid to purchase shares in our DRP, such purchases would be immediately dilutive for DRP participants.

The purchase price stockholders paid for shares of each class of our common stock in our Offering is likely to be higher than any estimated value per share we may disclose. Neither such values nor the offering price may be an accurate reflection of the fair market value of our assets and liabilities and likely will not represent the amount of net proceeds that would result if we were liquidated or dissolved or the amount you would receive upon the sale of your shares.

Our Offering was completed on November 9, 2016 and $1.1 billion in shares initially registered for the Offering were issued. We established the Offering price of our shares on an arbitrary basis and based on a disclosed

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estimated value per share. Regardless of the methodology used to establish the Offering prices, such selling prices were in excess of our book and asset values. The estimated value per share disclosed during our Offering and the Primary Offering price per share of each class of shares may not be indicative of the price that stockholders would receive upon a resale of shares or upon our liquidation. Further, the Offering price may have been significantly more than the price at which the shares would trade if they were to be listed on an exchange or actively traded by broker-dealers.

The SEC approved an amendment to National Association of Securities Dealers, or “NASD”, Conduct Rule 2340, which took effect on April 11, 2016 and sets forth the obligations of FINRA members to provide per share values in customer account statements calculated in a certain manner. Because we used a portion of the proceeds from our Offering to pay sales commissions, dealer manager fees and organization and offering expenses, which reduced the amount of funds available for investment, unless our aggregate investments increase in value to compensate for these up-front fees and expenses, it is likely that the value shown on your account statement will be lower than the purchase price paid by our stockholders in our Offering.

The estimated value per share and the Offering prices per share of each class of shares may not have been an accurate reflection of the fair value of our assets and liabilities in accordance with GAAP, may not reflect the price at which we would be able to sell all or substantially all of our assets or the outstanding shares of our common stock in an arm’s length transaction, may not represent the value that our stockholders could realize upon our sale or upon the liquidation of our assets and settlement of our liabilities, and may not be indicative of the price at which shares of our common stock would trade if they were listed on a national securities exchange. In addition, such values may not be the equivalent of the disclosure of a market price by an open-ended real estate fund.

In addition, any methodologies used to determine an estimated value per share may be based upon assumptions, estimates and judgments that may not be accurate or complete, such that, if different property-specific and general real estate and capital market assumptions, estimates and judgments were used, it could result in an estimated value per share that is significantly different.

Payment of fees to our Advisor and its affiliates reduces cash available for investment and distribution and increases the risk that stockholders will not be able to recover the amount of their investment in our shares.

Our Advisor and its affiliates perform services for us in connection with the selection, acquisition, origination, management and administration of our investments. We pay them substantial fees for these services, which results in immediate dilution to the value of stockholders’ investment and reduces the value of cash available for investment or distribution to stockholders. We may increase the compensation we pay to our Advisor subject to approval by our board of directors and other limitations in our charter, which would further dilute stockholders’ investment and the amount of cash available for investment or distribution to stockholders.

As additional compensation for ongoing stockholder services with respect to the Class T shares, we will pay our Dealer Manager a distribution fee. The amount available for distributions on all Class T shares will be reduced by the amount of distribution fees payable to our Dealer Manager with respect to the Class T shares issued in the Primary Offering.

Affiliates of our Advisor could also receive significant payments even without our reaching the investment-return thresholds should we seek to become self-managed. Due to the apparent preference of the public markets for self-managed companies, a decision to list our shares on a national securities exchange might well be preceded by a decision to become self-managed. Given our Advisor’s familiarity with our assets and operations, we might prefer to become self-managed by acquiring entities affiliated with our Advisor. Such an internalization transaction could result in significant payments to affiliates of our Advisor irrespective of whether stockholders received the returns on which we have conditioned incentive compensation.

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Therefore, these fees increase the risk that the amount available for distribution to common stockholders upon a liquidation of our portfolio would be less than the purchase price of the shares in our Offering. These substantial fees and other payments also increase the risk that stockholders will not be able to resell their shares at a profit, even if our shares are listed on a national securities exchange.

If we terminate our advisory agreement with our Advisor, we may be required to pay significant fees to an affiliate of our Sponsor, which will reduce cash available for distribution to stockholders.

Upon termination of our advisory agreement for any reason, including for cause, our Advisor will be paid all accrued and unpaid fees and expense reimbursements earned prior to the date of termination and the Special Unit Holder may be entitled to a one time payment upon redemption of the special units (based on an appraisal or valuation of our portfolio) in the event that the Special Unit Holder would have been entitled to a subordinated distribution had the portfolio been liquidated on the termination date. If special units are redeemed pursuant to the termination of our advisory agreement, there may not be cash from the disposition of assets to make a redemption payment; therefore, we may need to use cash from operations, borrowings or other sources to make the payment, which will reduce cash available for distribution to stockholders.

No public trading market for our shares currently exists, and as a result, it will be difficult for stockholders to sell their shares and, if stockholders are able to sell their shares, stockholders will likely sell them at a substantial discount to the price paid for those shares.

Our charter does not require our board of directors to seek stockholder approval to liquidate our assets by a specified date, nor does our charter require us to list our shares for trading on a national securities exchange by a specified date or otherwise pursue a transaction to provide liquidity to stockholders. There is no public market for our shares and we currently have no plans to list our shares on a national securities exchange. Until our shares are listed, if ever, stockholders may not sell their shares unless the buyer meets the applicable suitability and minimum purchase standards. In addition, our charter prohibits the ownership of more than 9.8% in value of the aggregate of the outstanding shares of our stock of any class or series or more than 9.8% in value or number of shares, whichever is more restrictive, of the aggregate of the outstanding shares of our common stock, unless exempted by our board of directors, which may inhibit large investors from purchasing stockholders’ shares. We have adopted our Share Repurchase Program that may enable stockholders to sell their shares to us in limited circumstances. Share repurchases will be made at the sole discretion of our board of directors. In its sole discretion, our board of directors could amend, suspend or terminate our Share Repurchase Program upon ten-days prior written notice to stockholders except that changes in the number of shares that can be redeemed during any calendar year will only take effect upon ten-business days prior written notice. Further, our Share Repurchase Program includes numerous restrictions that would limit stockholders’ ability to sell their shares. Therefore, it will be difficult for stockholders to sell their shares promptly or at all. If stockholders are able to sell their shares, stockholders would likely have to sell them at a substantial discount to the paid for those shares. It is also likely that stockholders’ shares would not be accepted as the primary collateral for a loan. Because of the illiquid nature of our shares, stockholders should purchase our shares only as a long-term investment and be prepared to hold them for an indefinite period of time.

We have paid and may continue to pay distributions from sources other than our cash flow provided by operations, and as a result we will have less cash available for investments and stockholders’ overall return may be reduced.

Our organizational documents permit us to pay distributions from any source, including Offering proceeds, borrowings, our Advisor’s agreement to defer, reduce or waive fees (or accept, in lieu of cash, shares of our common stock) or sales of assets or we may make distributions in the form of taxable stock dividends. We have not established a limit on the amount of proceeds we may use to fund distributions. We have funded our cash distributions paid to date using net proceeds from our Offering and we may do so in the future. Until the proceeds from our Offering are fully invested, and otherwise during the course of our existence, we may not generate

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sufficient cash flow from operations to fund distributions. During our initial public offering, pursuant to a distribution support agreement, in certain circumstances where our cash distributions exceeded our MFFO, an affiliate of our Sponsor, (previously a subsidiary of NorthStar Realty) purchased 0.6 million shares of our Class A common stock (which included the $2.0 million of shares purchased to satisfy the minimum offering amount) at a weighted average price of $9.05 per share to provide additional cash to support distributions to stockholders. The sale of these shares resulted in the dilution of the ownership interests of our public stockholders. Our distribution support agreement expired in November 2016. For the year ended December 31, 2016, we declared distributions of $70.9 million compared to cash provided by operating activities of $34.6 million with $28.0 million, or 40% of the distributions declared during this period being paid using proceeds from our Offering, including the purchase of additional shares by an affiliate of our Sponsor (previously a subsidiary of NorthStar Realty). For the year ended December 31, 2015, we declared distributions of $43.5 million compared to cash provided by operating activities of $12.0 million with $37.1 million, or 85% of the distributions declared during this period being paid using proceeds from our Offering, including the purchase of additional shares by affiliate of our Sponsor, (previously a subsidiary of NorthStar Realty).

We may not have sufficient cash available to pay distributions at the rate we have paid during preceding periods or at all. If we pay distributions from sources other than our cash flow provided by operations, we will have less cash available for investments, we may have to reduce our distribution rate, our book value may be negatively impacted and stockholders’ overall return may be reduced.

Our rights and the rights of stockholders to recover claims against our independent directors are limited, which could reduce stockholders’ and our recovery against them if they negligently cause us to incur losses.

Maryland law provides that a director has no liability in that capacity if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. Our charter generally provides that: (i) no director shall be liable to us or stockholders for monetary damages (provided that such director satisfies certain applicable criteria); (ii) we will generally indemnify non-independent directors for losses unless they are negligent or engage in misconduct; and (iii) we will indemnify independent directors for losses unless they are grossly negligent or engage in willful misconduct. As a result, stockholders and we may have more limited rights against our independent directors than might otherwise exist under common law, which could reduce stockholders’ and our recovery from these persons if they act in a negligent manner. In addition, we may be obligated to fund the defense costs incurred by our independent directors (as well as by our other directors, officers, employees (if we ever have employees) and agents) in some cases, which would decrease the cash otherwise available for distribution to stockholders.

If we do not successfully implement a liquidity transaction, stockholders may have to hold their investments for an indefinite period.

Our charter does not require our board of directors to pursue a transaction providing liquidity to stockholders. If our board of directors determines to pursue a liquidity transaction, we would be under no obligation to conclude the process within a set time. If we adopt a plan of liquidation, the timing of the sale of assets will depend on real estate and financial markets, economic conditions in areas in which our investments are located and federal income tax effects on stockholders that may prevail in the future. We cannot guarantee that we will be able to liquidate all of our assets on favorable terms, if at all. In addition, we are not restricted from effecting a liquidity transaction with a Managed Company, which may result in certain conflicts of interest. After we adopt a plan of liquidation, we would likely remain in existence until all our investments are liquidated. If we do not pursue a liquidity transaction or delay such a transaction due to market conditions, our common stock may continue to be illiquid and stockholders may, for an indefinite period of time, be unable to convert stockholders’ shares to cash easily, if at all, and could suffer losses on their investment in our shares.

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If we internalize our management functions, stockholders’ interests in us could be diluted and we could incur other significant costs associated with being self-managed.

Our board of directors may decide in the future to internalize our management functions. If we do so, we may elect to negotiate to acquire our Advisor’s assets and/or to directly employ the personnel of our Advisor or its affiliates used to perform services for us.

Additionally, while we would no longer bear the costs of the various fees and expenses we expect to pay to our Advisor under our advisory agreement, our additional direct expenses would include general and administrative costs, including certain legal, accounting and other expenses related to corporate governance, SEC reporting and compliance matters that are borne by our Advisor. We would also be required to employ personnel and would be subject to potential liabilities commonly faced by employers, such as workers disability and compensation claims, potential labor disputes and other employee-related liabilities and grievances, as well as incur the compensation and benefits costs of our officers and other employees and consultants that are paid by our Advisor or its affiliates. We may issue equity awards to officers, employees and consultants, which awards would decrease net income and MFFO and may further dilute stockholders’ investments. We cannot reasonably estimate the amount of fees to our Advisor we would save or the costs we would incur if we became self-managed. If the expenses we assume as a result of an internalization are higher than the expenses we avoid paying to our Advisor, our net income and MFFO would be lower as a result of the internalization than it otherwise would have been, potentially decreasing the amount of cash available to distribute to stockholders and the value of our shares.

Internalization transactions involving the acquisition of advisors affiliated with entity sponsors have also, in some cases, been the subject of litigation. We could be forced to spend significant amounts of money defending claims which would reduce the amount of funds available for us to invest and cash available to pay distributions.

If we internalize our management functions, we could have difficulty integrating these functions as a stand-alone entity. Currently, our Advisor and its affiliates perform asset management and general and administrative functions, including accounting and financial reporting, for multiple entities. These personnel have substantial know-how and experience which provides us with economies of scale. We may fail to properly identify the appropriate mix of personnel and capital needs to operate as a stand-alone entity. Certain key employees may not become employees of our Advisor but may instead remain employees of our Sponsor or its affiliates. An inability to manage an internalization transaction effectively could thus result in our incurring excess costs and suffering deficiencies in our disclosure controls and procedures or our internal control over financial reporting. Such deficiencies could cause us to incur additional costs and our management’s attention could be diverted from most effectively managing our investments.

We depend on third-party contractors and vendors and our results of operations and the success of our business could suffer if our third-party contractors and vendors fail to perform or if we fail to manage them properly.

We use third-party contractors and vendors including, but not limited to, our external legal counsel, auditors, research firms, property managers, appraisers, insurance brokers, environmental engineering consultants, construction consultants, financial printers, proxy solicitation firms and transfer agent. If our third-party contractors and vendors fail to successfully perform the tasks for which they have been engaged to complete, either as a result of their own negligence or fault, or due to our failure to properly supervise any such contractors or vendors, we could incur liabilities as a result and our results of operations and financial condition could be negatively impacted.

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Risks Related to Conflicts of Interest

The fees we pay to our Advisor and its affiliates in connection with the origination, acquisition and management of our investments were not determined on an arm’s length basis; therefore, we do not have the benefit of arm’s length negotiations of the type normally conducted between unrelated parties.

The fees to be paid to our Advisor and its affiliates for services they provide for us were not determined on an arm’s length basis. As a result, the fees have been determined without the benefit of arm’s length negotiations of the type normally conducted between unrelated parties and may be in excess of amounts that we would otherwise pay to third parties for such services.

Our organizational documents do not prevent us from buying assets from or selling assets to our Sponsor or another Managed Company or from paying our Advisor an acquisition fee or a disposition fee related to such a purchase or sale.

If we buy an asset from or sell an asset to our Sponsor or another Managed Company, our organizational documents would not prohibit us from paying our Advisor an acquisition fee or a disposition fee, as applicable. As a result, our Advisor may not have an incentive to pursue an independent third-party buyer, rather than us or our Sponsor or one of the other Managed Companies. Our charter does not require that such transaction be the most favorable transaction available or provide any other restrictions on our Advisor recommending a purchase or sale of assets among our Sponsor or the Managed Companies. As a result, our Advisor may earn an acquisition or disposition fee despite the transaction not being the most favorable to us or stockholders.

Our executive officers and our Advisor or its affiliates’ key professionals face conflicts of interest caused by their compensation arrangements with us, which could result in actions that are not in the long-term best interests of our company.

Our executive officers and the key investment professionals relied upon by our Advisor are also officers, directors and managers of certain of our Sponsor’s other managed companies. Our Advisor and its affiliates receive substantial fees from us. These fees could influence the advice given to us by the key personnel of our Advisor and its affiliates, including our Advisor’s investment committee. Among other matters, these compensation arrangements could affect their judgment with respect to:

•	the continuation, renewal or enforcement of our agreements with our Advisor and its affiliates, including our advisory agreement;

•	future public offerings of equity by us, which may entitle the Dealer Manager to dealer manager fees and will likely entitle our Advisor to increased acquisition fees and asset management fees;

•	originations and acquisitions of investments, which entitle our Advisor to acquisition fees and asset management fees and, in the case of acquisitions of investments from the other Managed Companies, might entitle affiliates of our Advisor to disposition fees in connection with services for the seller;

•	sales of investments, which entitle our Advisor to disposition fees;

•	borrowings to originate or acquire CRE debt or securities investments, which borrowings will increase the acquisition fees and asset management fees payable to our Advisor, as well as increase the amount of allocable expenses that may be reimbursed by us;

•	whether and when we seek to list our common stock on a national securities exchange, which listing could entitle the Special Unit Holder to have its interest in our operating partnership redeemed;

•	whether we seek approval to internalize our management, which may entail acquiring assets from our Sponsor (such as office space, furnishings and technology costs) and employing our Advisor or its affiliates’ professionals performing services for us for consideration that would be negotiated at that time and may result in these investment professionals receiving more compensation from us than they currently receive from our Advisor or its affiliates; and

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•	whether and when we seek to sell our company or its assets, which would entitle the Special Unit Holder to a subordinated distribution.

The fees our Advisor receives in connection with transactions involving the origination or acquisition of an asset are based on the cost of the investment, and not based on the quality of the investment or the quality of the services rendered to us. In addition, the Special Unit Holder, an affiliate of our Advisor, may be entitled to certain distributions subject to our stockholders receiving a 7.00% cumulative, non-compounded annual pre-tax return. This may influence our Advisor and its affiliates’ key professionals to recommend riskier transactions to us.

In addition to the management fees we pay to our Advisor, we reimburse our Advisor for costs and expenses incurred on our behalf, including indirect personnel and employment costs of our Advisor and its affiliates and these costs and expenses may be substantial.

We pay our Advisor substantial fees for the services it provides to us and we also have an obligation to reimburse our Advisor for costs and expenses it incurs and pays on our behalf. Subject to certain limitations and exceptions, we reimburse our Advisor for both direct expenses as well as indirect costs, including personnel and employment costs of our Advisor and its affiliates, which may include certain executive officers of our Advisor and its affiliates, as well as rental and occupancy, technology, office supplies, travel and entertainment and other general and administrative costs and expenses. The costs and expenses our Advisor incurs on our behalf, including the compensatory costs incurred by our Advisor and its affiliates can be substantial. However, there is no reimbursement for personnel costs related to executive officers, although there may be reimbursement for certain executive officers of our Advisor. There are conflicts of interest that arise when our Advisor makes allocation determinations. For the year ended December 31, 2016, our Advisor allocated $12.5 million in costs and expenses to us. Our Advisor could allocate costs and expenses to us in excess of what we anticipate and such costs and expenses could have an adverse effect on our financial performance and ability to make cash distributions to our stockholders.

Professionals acting on behalf of our Advisor face competing demands relating to their time and this may cause our operations and stockholders’ investment to suffer.

Professionals acting on behalf of our Advisor that perform services for us, including Messrs. Barrack, Hamamoto, Saltzman, Hedstrom, Traenkle, Gilbert, Tangen, Sanders, Patel, Gatenio and Saracino and Ms. Neslin are also executive officers of our Sponsor and/or certain other Managed Companies. As a result of their interests in other Colony NorthStar entities and the fact that they engage in and they continue to engage in other business activities on behalf of themselves and others, these individuals face conflicts of interest in allocating their time among us, our Advisor and its affiliates, the other Managed Companies and other business activities in which they are involved. These conflicts of interest could result in less effective execution of our business plan as well as declines in the returns on our investments and the value of stockholders’ investment.

Our executive officers and our Advisor’s and its affiliates’ key investment professionals who perform services for us face conflicts of interest related to their positions and interests in our Advisor and its affiliates which could hinder our ability to implement our business strategy and to generate returns to stockholders.

Our executive officers and the key investment professionals of our Advisor and its affiliates, including members of our Advisor’s investment committee, who perform services for us may also be executive officers, directors and managers of our Advisor and its affiliates. As a result, they owe duties to each of these entities, their members and limited partners and investors, which duties may from time-to-time conflict with the fiduciary duties that they owe to us and stockholders. In addition, our Sponsor may grant equity interests in our Advisor and the Special Unit Holder to certain management personnel performing services for our Advisor. The loyalties of these individuals to other entities and investors could result in action or inaction that is detrimental to our business, which could harm the implementation of our business strategy and our investment opportunities. If we

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do not successfully implement our business strategy, we may be unable to generate the cash needed to make distributions to stockholders and to maintain or increase the value of our assets.

Our Advisor faces conflicts of interest relating to performing services on our behalf and such conflicts may not be resolved in our favor, meaning that we could invest in less attractive assets, which could limit our ability to make distributions and reduce stockholders’ overall investment.

We rely on our Advisor’s or its affiliates’ investment professionals to identify suitable investment opportunities for our company as well as the other Managed Companies. Our investment strategy may be similar to that of, and may overlap with, the investment strategies of the other Managed Companies, as well as other companies, funds or vehicles that may be co-sponsored, co-branded and co-founded by, or subject to a strategic relationship between, our Sponsor or one of its affiliates, on the one hand, and a strategic or joint venture partner of our Sponsor, or a partner, on the other, which we refer to collectively as the Strategic Vehicles. Therefore, many investment opportunities sourced by our Advisor or its affiliates or one or more of the partners that are suitable for us may also be suitable for other Managed Companies and/or Strategic Vehicles.

Our Advisor and its affiliates may allocate investment opportunities sourced by a partner directly to the associated Strategic Vehicle or, as applicable, among multiple associated Strategic Vehicles on a rotating basis, which we refer to as a Special Allocation. For all investment opportunities other than Special Allocations, our Advisor and its affiliates will allocate, in their sole discretion, each investment opportunity to one or more of the Managed Companies, including us, and, as applicable, Strategic Vehicles or our Sponsor, for which such investment opportunity is most suitable. When determining the entity for which an investment opportunity would be the most suitable, the factors that our Advisor and its affiliates may consider include, without limitation, the following:

•	investment objectives, strategy and criteria;

•	cash requirements;

•	effect of the investment on the diversification of the portfolio, including by geography, size of investment, type of investment and risk of investment;

•	leverage policy and the availability of financing for the investment by each entity;

•	anticipated cash flow of the asset to be acquired;

•	income tax effects of the purchase;

•	the size of the investment;

•	the amount of funds available;

•	cost of capital;

•	risk return profiles;

•	targeted distribution rates;

•	anticipated future pipeline of suitable investments;

•	the expected holding period of the investment and the remaining term of the Managed Company, if applicable;

•	affiliate and/or related party considerations; and

•	whether a Strategic Vehicle has received a Special Allocation.

A dedicated mandate may cause certain Managed Companies to have priority over other Managed Companies (including us) with respect to specific investment opportunities. A priority right may result in fewer of such investment opportunities being made available to us to the extent they are within our investment strategy.

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If, after consideration of the relevant factors, our Advisor and its affiliates determine that an investment is equally suitable for more than one company, the investment will be allocated on a rotating basis. If, after an investment has been allocated to a particular company, including us, a subsequent event or development, such as delays in structuring or closing on the investment, makes it, in the opinion of our Advisor and its affiliates, more appropriate for a different entity to fund the investment, our Advisor and its affiliates may determine to place the investment with the more appropriate entity while still giving credit to the original allocation. In certain situations, our Advisor and its affiliates may determine to allow more than one Managed Company, including us, and/or a Strategic Vehicle to co-invest in a particular investment. In discharging their duties under the investment allocation, our Advisor and its affiliates endeavor to allocate all investment opportunities among the Managed Companies, the Strategic Vehicles and our Sponsor in a manner that is fair and equitable over time.

While these are the current procedures for allocating investment opportunities, our Sponsor or its affiliates may sponsor or co-sponsor, co-brand or co-found additional investment vehicles in the future and, in connection with the creation of such investment vehicles or otherwise, our Advisor and its affiliates may revise the investment allocation policy. The result of such a revision to the investment allocation policy may, among other things, be to increase the number of parties who have the right to participate in investment opportunities sourced by our Advisor and its affiliates and/or its partners, thereby reducing the number of investment opportunities available to us. Changes to the investment allocation policy that could adversely impact the allocation of investment opportunities to us in any material respect may be proposed by our Advisor and must be approved by our board of directors.

The decision of how any potential investment should be allocated among us and other Managed Companies or Strategic Vehicles for which such investment may be most suitable may, in many cases, be a matter of highly subjective judgment which will be made by our Advisor and its affiliates in their sole discretion. Stockholders may not agree with the determination and such determination could have an adverse effect on our investment strategy. Our right to participate in the investment allocation process described above will terminate once we are no longer advised by our Advisor or its affiliates.

In addition, subject to compliance with Investment Advisers Act of 1940 rules, we may enter into principal transactions with our Advisor or its affiliates or cross-transactions with other Managed Companies or Strategic Vehicles. For certain cross-transactions, our Advisor may receive a fee from us or another Managed Company and conflicts may exist. There is no guarantee that any such transactions will be favorable to us. Because our interests and the interests of Sponsor and our Advisor may not be aligned, we may face conflicts of interest that result in action or inaction that is detrimental to us.

Further, there are conflicts of interest that arise when our Advisor makes expense allocation determinations, as well as in connection with any fees payable between us and our Advisor. These fees and allocation determinations are sometimes based on estimates or judgments, which may not be correct and could result in our Advisor’s failure to allocate certain fees and costs to us appropriately.

Our ability to operate our business successfully would be harmed if key personnel terminate their employment with our Sponsor.

Our future success depends, to a significant extent, upon the continued services of key personnel of our Sponsor, such as Messrs. Barrack, Hamamoto, Saltzman, Hedstrom, Traenkle, Gilbert, Tangen, Sanders, Patel, Gatenio and Saracino, and Ms. Neslin. We do not have employment agreements with any of our executive officers. If the management agreement with our Advisor were to be terminated, we may lose the services of our executive officers and other of our Sponsor’s investment professionals acting on our behalf. Furthermore, if any of our executive officers ceased to be employed by our Sponsor, such individual may also no longer serve as one of our executive officers. Any change in our Sponsor’s relationship with any of our executive officers may be disruptive to our business and hinder our ability to implement our business strategy. For instance, the extent and nature of the experience of our executive officers and the nature of the relationships they have developed with real estate

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professionals and financial institutions are critical to the success of our business. We cannot assure stockholders of their continued employment with our Sponsor. The loss of services of certain of our executive officers could harm our business and our prospects.

Risks Related to Regulatory Matters and Our REIT Tax Status

We are subject to substantial regulation, numerous contractual obligations and extensive internal policies and failure to comply with these matters could have a material adverse effect on our business, financial condition and results of operations.

We and our subsidiaries are subject to substantial regulation, numerous contractual obligations and extensive internal policies. Given our organizational structure, we are subject to regulation by the SEC, FINRA, the Internal Revenue Service, or the IRS, and other federal, state and local governmental bodies and agencies and state blue sky laws. These regulations are extensive, complex and require substantial management time and attention. If we fail to comply with any of the regulations that apply to our business, we could be subjected to extensive investigations as well as substantial penalties and our business and operations could be materially adversely affected. Our lack of compliance with applicable law could result in, among other penalties, our ineligibility to contract with and receive revenue from the federal government or other governmental authorities and agencies. We also expect to have numerous contractual obligations that we must adhere to on a continuous basis to operate our business, the default of which could have a material adverse effect on our business and financial condition. Our internal policies may not be effective in all regards and, further, if we fail to comply with our internal policies, we could be subjected to additional risk and liability.

The direct or indirect effects of the Dodd-Frank Act enacted in July 2010 for the purpose of stabilizing or reforming the financial markets, may have an adverse effect on our interest rate hedging activities.

In July 2010, the Dodd-Frank Act became law in the United States. Title VII of the Dodd-Frank Act provided for significantly increased regulation of and restrictions on derivatives markets and transactions that could affect our interest rate hedging or other risk management activities, including: (i) regulatory reporting for swaps; (ii) mandated clearing through central counterparties and execution through regulated exchanges or electronic facilities for certain swaps; and (iii) margin and collateral requirements. While the U.S. Commodity Futures Trading Commission, or CFTC, has finalized many of these Dodd-Frank Act requirements, many other requirements have not yet taken effect. Interest rate swaps are subject to a mandatory clearing order, which could significantly increase margin requirements, which may undermine the benefit of such hedging because of the increased costs. Additionally, it is currently unknown what impact, if any, the new U.S. Administration will have on the existing rules and regulations of the CFTC or on the Dodd-Frank Act. An inability to efficiently hedge our interest rate risk may have an adverse effect on our business.

Maintenance of our Investment Company Act exemption imposes limits on our operations.

Neither we, nor our operating partnership, nor any of the subsidiaries of our operating partnership intend to register as an investment company under the Investment Company Act. We intend to make investments and conduct our operations so that we are not required to register as an investment company. If we were obligated to register as an investment company, we would have to comply with a variety of substantive requirements under the Investment Company Act that impose, among other things:

•	limitations on capital structure;

•	restrictions on specified investments;

•	prohibitions on transactions with affiliates; and

•	compliance with reporting, recordkeeping, voting, proxy disclosure and other rules and regulations that would significantly increase our operating expenses.

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Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, which we refer to as the 40% test. Excluded from the term “investment securities,” among other things, are U.S. government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act. Moreover, we take the position that general partnership interests in joint ventures structured as general partnerships are not considered securities at all and thus are not investment securities.

Because we are a holding company that conducts its businesses through subsidiaries, the securities issued by our subsidiaries that rely on the exception from the definition of “investment company” in Section 3(c)(1) or 3(c)(7) of the Investment Company Act, together with any other investment securities we may own directly, may not have a combined value in excess of 40% of the value of our total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. This requirement limits the types of businesses in which we may engage through these subsidiaries.

We must monitor our holdings and those of our operating partnership to ensure that they comply with the 40% test. Through our operating partnership’s wholly-owned or majority-owned subsidiaries, we and our operating partnership will be primarily engaged in the non-investment company businesses of these subsidiaries, namely the business of purchasing real estate properties or otherwise originating or acquiring mortgages and other interests in real estate.

Most of these subsidiaries will rely on the exclusion from the definition of an investment company under Section 3(c)(5)(C) of the Investment Company Act, which is available for entities “primarily engaged in [the business of] purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” This exclusion generally requires that at least 55% of a subsidiary’s portfolio must be comprised of qualifying real estate assets and at least 80% of its portfolio must be comprised of qualifying real estate assets and real estate-related assets (and no more than 20% comprised of miscellaneous assets). Qualification for exclusion from registration under the Investment Company Act will limit our ability to acquire or sell certain assets and also could restrict the time at which we may acquire or sell assets. For purposes of the exclusion provided by Section 3(c)(5)(C), we will classify our investments based in large measure on no-action letters issued by the SEC staff and other SEC interpretive guidance and, in the absence of SEC guidance, on our view of what constitutes a qualifying real estate asset and a real estate related asset. These no-action positions were issued in accordance with factual situations that may be substantially different from the factual situations we may face, and a number of these no-action positions were issued more than twenty years ago. In August 2011, the SEC issued a concept release in which it asked for comments on various aspects of Section 3(c)(5)(C), and, accordingly, the SEC or its staff may issue further guidance in the future. Future revisions to the Investment Company Act or further guidance from the SEC or its staff may force us to re-evaluate our portfolio and our investment strategy.

We may in the future organize special purpose subsidiaries of the operating partnership that will borrow under or participate in government sponsored incentive programs to the extent they exist. We expect that some of these subsidiaries will rely on Section 3(c)(7) for their Investment Company Act exclusion and, therefore, our operating partnership’s interest in each of these subsidiaries would constitute an “investment security” for purposes of determining whether the operating partnership passes the 40% test. Also, we may in the future organize one or more subsidiaries that seek to rely on the Investment Company Act exclusion provided to certain structured financing vehicles by Rule 3a-7. Any such subsidiary would need to be structured to comply with any guidance that may be issued by the SEC staff on the restrictions contained in Rule 3a-7. In certain circumstances, compliance with Rule 3a-7 may require, among other things, that the indenture governing the subsidiary include

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limitations on the types of assets the subsidiary may sell or acquire out of the proceeds of assets that mature, are refinanced or otherwise sold, on the period of time during which such transactions may occur, and on the amount of transactions that may occur.

The loss of our Investment Company Act exclusion could require us to register as an investment company or substantially change the way we conduct our business, either of which may have an adverse effect on us and the value of our common stock.

On August 31, 2011, the SEC published a concept release (Release No. 29778, File No. S7-34-11, Companies Engaged in the Business of Acquiring Mortgages and Mortgage Related Instruments), pursuant to which it is reviewing whether certain companies that invest in mortgage-backed securities and rely on the exclusion from registration under Section 3(c)(5)(C) of the Investment Company Act, such as us, should continue to be allowed to rely on such an exclusion from registration. If the SEC or its staff takes action with respect to this exclusion, these changes could mean that certain of our subsidiaries could no longer rely on the Section 3(c)(5)(C) exclusion, and would have to rely on Section 3(c)(1) or 3(c)(7), which would mean that our investment in those subsidiaries would be investment securities. This could result in our failure to maintain our exclusion from registration as an investment company.

If we fail to maintain an exclusion from registration as an investment company, either because of SEC interpretational changes or otherwise, we could, among other things, be required either: (i) to substantially change the manner in which we conduct our operations to avoid being required to register as an investment company; or (ii) to register as an investment company, either of which could have an adverse effect on us and the value of our common stock. If we are required to register as an investment company under the Investment Company Act, we would become subject to substantial regulation with respect to our capital structure (including our ability to use leverage), management, operations, transactions with affiliated persons (as defined in the Investment Company Act), portfolio composition, including restrictions with respect to diversification and industry concentration and other matters.

Our Advisor is subject to extensive regulation, including as an investment adviser in the United States, as a fund services business in the Bailiwick of Jersey, which could adversely affect its ability to manage our business.

Certain of our Sponsor’s affiliates, including our Advisor, are subject to regulation as investment advisers and/or fund managers by various regulatory authorities that are charged with protecting the interests of the Managed Companies, including us. Instances of criminal activity and fraud by participants in the investment management industry and disclosures of trading and other abuses by participants in the financial services industry have led the U.S. government and regulators in foreign jurisdictions to consider increasing the rules and regulations governing, and oversight of, the financial system. This activity is expected to result in continued changes to the laws and regulations governing the investment management industry and more aggressive enforcement of the existing laws and regulations. Our Advisor could be subject to civil liability, criminal liability, or sanction, including revocation of its registration as an investment adviser in the United States or its registration in the Bailiwick of Jersey, revocation of the licenses of its employees, censures, fines or temporary suspension or permanent bar from conducting business if it is found to have violated any of these laws or regulations. Any such liability or sanction could adversely affect its ability to manage our business.

Our Advisor must continually address conflicts between its interests and those of its managed companies, including us. In addition, the SEC, the Jersey Financial Services Commission and other regulators have increased their scrutiny of potential conflicts of interest. However, appropriately dealing with conflicts of interest is complex and difficult and if our Advisor fails, or appears to fail, to deal appropriately with conflicts of interest, it could face litigation or regulatory proceedings or penalties, any of which could adversely affect its ability to manage our business.

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Certain provisions of Maryland law may limit the ability of a third party to acquire control of us.

Certain provisions of the MGCL may have the effect of inhibiting a third-party from acquiring us or of impeding a change of control under circumstances that otherwise could provide our stockholders with the opportunity to realize a premium over the then-prevailing market price of such shares, including:

•	“business combination” provisions that, subject to limitations, prohibit certain business combinations between an “interested stockholder” (defined generally as any person who beneficially owns, directly or indirectly, 10% or more of the voting power of our outstanding shares of voting stock or an affiliate or associate of the corporation who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding stock of the corporation) or an affiliate of any interested stockholder and us for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter imposes two super-majority stockholder voting requirements on these combinations; and

•	“control share” provisions that provide that holders of “control shares” of our company (defined as voting shares of stock that, if aggregated with all other shares of stock owned or controlled by the acquirer, would entitle the acquirer to exercise one of three increasing ranges of voting power in electing directors) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of issued and outstanding “control shares”) have no voting rights except to the extent approved by stockholders by the affirmative vote of at least two-thirds of all of the votes entitled to be cast on the matter, excluding all interested shares.

Pursuant to the Maryland Business Combination Act, our board of directors has by resolution opted out of the business combination provisions. Our bylaws contain a provision exempting from the Maryland Control Share Acquisition Act any and all acquisitions by any person of shares of our stock. There can be no assurance that these resolutions or exemptions will not be amended or eliminated at any time in the future.

Our charter includes a provision that may discourage a person from launching a mini-tender offer for our shares.

Our charter provides that any tender offer made by a person, including any “mini-tender” offer, must comply with most provisions of Regulation 14D of the Exchange Act. A “mini-tender offer” is a public, open offer to all stockholders to buy their stock during a specified period of time that will result in the bidder owning less than 5% of the class of securities upon completion of the mini-tender offer process. Absent such a provision in our charter, mini-tender offers for shares of our common stock would not be subject to Regulation 14D of the Exchange Act. Tender offers, by contrast, result in the bidder owning more than 5% of the class of securities and are automatically subject to Regulation 14D of the Exchange Act. Pursuant to our charter, the offeror must provide our company notice of such tender offer at least ten business days before initiating the tender offer. If the offeror does not comply with these requirements, our company will have the right to redeem the offeror’s shares, including any shares acquired in the tender offer. In addition, the noncomplying offeror shall be responsible for all of our company’s expenses in connection with that offeror’s noncompliance and no stockholder may transfer any shares to such noncomplying offeror without first offering the shares to us at the tender offer price offered by such noncomplying offeror. This provision of our charter may discourage a person from initiating a mini-tender offer for our shares and prevent stockholders from receiving a premium price for their shares in such a transaction.

Our failure to continue to qualify as a REIT would subject us to federal income tax and reduce cash available for distribution to stockholders.

We elected to be taxed as a REIT under the Internal Revenue Code commencing with the taxable year ended December 31, 2013. We intend to continue to operate in a manner so as to continue to qualify as a REIT for federal income tax purposes. Qualification as a REIT involves the application of highly technical and complex

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Internal Revenue Code provisions for which only a limited number of judicial and administrative interpretations exist. Even an inadvertent or technical mistake could jeopardize our REIT status. Our continued qualification as a REIT will depend on our satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis. Moreover, new tax legislation, administrative guidance or court decisions, in each instance potentially with retroactive effect, could make it more difficult or impossible for us to continue to qualify as a REIT. If we fail to continue to qualify as a REIT in any taxable year, we would be subject to federal and applicable state and local income tax on our taxable income at corporate rates, in which case we might be required to borrow or liquidate some investments in order to pay the applicable tax. Losing our REIT status would reduce our net income available for investment or distribution to stockholders because of the additional tax liability. In addition, distributions to stockholders would no longer qualify for the dividends-paid deduction and we would no longer be required to make distributions. Furthermore, if we fail to qualify as a REIT in any taxable year for which we have elected to be taxed as a REIT, we would generally be unable to elect REIT status for the four taxable years following the year in which our REIT status is lost.

Complying with REIT requirements may force us to borrow funds to make distributions to stockholders or otherwise depend on external sources of capital to fund such distributions.

To continue to qualify as a REIT, we are required to distribute annually at least 90% of our taxable income, subject to certain adjustments, to stockholders. To the extent that we satisfy the distribution requirement, but distribute less than 100% of our taxable income, we will be subject to federal corporate income tax on our undistributed taxable income. In addition, we may elect to retain and pay income tax on our net long-term capital gain. In that case, if we so elect, a stockholder would be taxed on its proportionate share of our undistributed long-term gain and would receive a credit or refund for its proportionate share of the tax we paid. A stockholder, including a tax-exempt or foreign stockholder, would have to file a federal income tax return to claim that credit or refund. Furthermore, we will be subject to a 4% nondeductible excise tax if the actual amount that we distribute to stockholders in a calendar year is less than a minimum amount specified under federal tax laws.

From time-to-time, we may generate taxable income greater than our net income (loss) for U.S. GAAP, due to among other things, amortization of capitalized purchase premiums, fair value adjustments and reserves. In addition, our taxable income may be greater than our cash flow available for distribution to stockholders as a result of, among other things, investments in assets that generate taxable income in advance of the corresponding cash flow from the assets (for instance, if a borrower defers the payment of interest in cash pursuant to a contractual right or otherwise).

If we do not have other funds available in the situations described in the preceding paragraphs, we could be required to borrow funds on unfavorable terms, sell investments at disadvantageous prices or find another alternative source of funds to make distributions sufficient to enable us to distribute enough of our taxable income to satisfy the REIT distribution requirement and to avoid corporate income tax and the 4% excise tax in a particular year. These alternatives could increase our costs or reduce our equity.

Because of the distribution requirement, it is unlikely that we will be able to fund all future capital needs, including capital needs in connection with investments, from cash retained from operations. As a result, to fund future capital needs, we likely will have to rely on third-party sources of capital, including both debt and equity financing, which may or may not be available on favorable terms or at all. Our access to third-party sources of capital will depend upon a number of factors, including our current and potential future earnings and cash distributions.

We could fail to continue to qualify as a REIT if the IRS successfully challenges our treatment of our mezzanine loans or repurchase agreements.

We intend to continue to operate in a manner so as to continue to qualify as a REIT for federal income tax purposes. However, qualification as a REIT involves the application of highly technical and complex Internal

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Revenue Code provisions for which only a limited number of judicial and administrative interpretations exist. If the IRS disagrees with the application of these provisions to our assets or transactions, including assets we have owned and past transactions, our REIT qualification could be jeopardized. For instance, IRS Revenue Procedure 2003-65 provides a safe harbor pursuant to which a mezzanine loan, if it meets each of the requirements contained therein, will be treated by the IRS as a real estate asset for purposes of the REIT asset tests and interest derived from it will be treated as qualifying mortgage interest for purposes of the 75% income test. Although Revenue Procedure 2003-65 provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. While mezzanine loans in which we invest may not meet all of the requirements for reliance on this safe harbor, we expect to invest in mezzanine loans in a manner that we believe will enable us to continue to satisfy the REIT gross income and asset tests.

In addition, we have entered into sale and repurchase agreements under which we nominally sold certain of our mortgage assets to a counterparty and simultaneously entered into an agreement to repurchase the sold assets. We believe that we will be treated for federal income tax purposes as the owner of the mortgage assets that are the subject of any such sale and repurchase agreement notwithstanding that we transferred record ownership of the assets to the counterparty during the term of the agreement. It is possible, however, that the IRS could assert that we did not own the mortgage assets during the term of the sale and repurchase agreement, in which case our ability to continue to qualify as a REIT could be adversely affected.

Even if the IRS were to disagree with one or more of our interpretations and we were treated as having failed to satisfy one of the REIT qualification requirements, we could maintain our REIT qualification if our failure was excused under certain statutory savings provisions. However, there can be no guarantee that we would be entitled to benefit from those statutory savings provisions if we failed to satisfy one of the REIT qualification requirements, and even if we were entitled to benefit from those statutory savings provisions, we could be required to pay a penalty tax.

Despite our qualification for taxation as a REIT for federal income tax purposes, we may be subject to other tax liabilities that reduce our cash flow and our ability to make distributions to stockholders.

Despite our qualification for taxation as a REIT for federal income tax purposes, we may be subject to certain federal, state and local taxes on our income and assets, including taxes on any undistributed income or property. Any of these taxes would decrease cash available for distribution to stockholders. For instance:

•	In order to continue to qualify as a REIT, we must distribute annually at least 90% of our REIT taxable income (which is determined without regard to the dividends paid deduction or net capital gain for this purpose) to stockholders.

•	To the extent that we satisfy the distribution requirement but distribute less than 100% of our REIT taxable income, we will be subject to federal corporate income tax on the undistributed income.

•	We will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions we pay in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years.

•	If we have net income from the sale of foreclosure property that we hold primarily for sale to customers in the ordinary course of business or other non-qualifying income from foreclosure property, we must pay a tax on that income at the highest corporate income tax rate.

•	If we sell an asset, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business and do not qualify for a safe harbor in the Internal Revenue Code, our gain would be subject to the 100% “prohibited transaction” tax.

•	Any domestic TRS of ours will be subject to federal corporate income tax on its income, and on any non-arm’s-length transactions between us and any TRS, for instance, excessive rents charged to a TRS could be subject to a 100% tax.

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•	We may be subject to tax on income from certain activities conducted as a result of taking title to collateral.

•	We may be subject to state or local income, property and transfer taxes, such as mortgage recording taxes.

Complying with REIT requirements may cause us to forego otherwise attractive opportunities or liquidate otherwise attractive investments.

To continue to qualify as a REIT for federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to stockholders and the ownership of our stock. As discussed above, we may be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution. Additionally, we may be unable to pursue investments that would be otherwise attractive to us in order to satisfy the requirements for qualifying as a REIT.

We must also ensure that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified real estate assets, including certain mortgage loans and mortgage-backed securities. The remainder of our investment in securities (other than government securities and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets can consist of the securities of any one issuer (other than government securities and qualified real estate assets) and no more than 25% (20% for tax years after 2017) of the value of our gross assets may be represented by securities of one or more TRSs. Finally, for the taxable years after 2015, no more than 25% of our assets may consist of debt investments that are issued by “publicly offered REITs” and would not otherwise be treated as qualifying real estate assets. If we fail to comply with these requirements at the end of any calendar quarter, we must correct such failure within 30 days after the end of the calendar quarter to avoid losing our REIT status and suffering adverse tax consequences, unless certain relief provisions apply. As a result, compliance with the REIT requirements may hinder our ability to operate solely on the basis of profit maximization and may require us to liquidate investments from our portfolio, or refrain from making, otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to stockholders.

Modification of the terms of our CRE debt investments and mortgage loans underlying our CMBS in conjunction with reductions in the value of the real property securing such loans could cause us to fail to continue to qualify as a REIT.

Our CRE debt and securities investments may be materially affected by a weak real estate market and economy in general. As a result, many of the terms of our CRE debt and the mortgage loans underlying our CRE securities may be modified to avoid taking title to a property. Under Treasury Regulations, if the terms of a loan are modified in a manner constituting a “significant modification,” such modification triggers a deemed exchange of the original loan for the modified loan. In general, under applicable Treasury Regulations, or the Loan-to-Value Regulation, if a loan is secured by real property and other property and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan determined as of the date we agreed to acquire the loan or the date we significantly modified the loan, a portion of the interest income from such loan will not be qualifying income for purposes of the 75% gross income test although it may nevertheless be qualifying income for purposes of the 95% gross income test. Although the law is not entirely clear, a portion of the loan will likely be a non-qualifying asset for purposes of the 75% asset test. The non-qualifying portion of such a loan would be subject to, among other requirements, the requirement that a REIT not hold securities representing more than 10% of the total value of the outstanding securities of any one issuer, or the 10% Value Test. For taxable years beginning after 2015, debt obligations secured by a mortgage on both real and personal property will be treated as a real estate asset for purposes of the 75% asset test, and

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interest thereon will be treated as interest on an obligation secured by real property, if the fair market value of the personal property does not exceed 15% of the fair market value of all property securing the debt.

IRS Revenue Procedure 2014-51 provides a safe harbor pursuant to which we will not be required to redetermine the fair market value of the real property securing a loan for purposes of the gross income and asset tests discussed above in connection with a loan modification that is: (i) occasioned by a borrower default; or (ii) made at a time when we reasonably believe that the modification to the loan will substantially reduce a significant risk of default on the original loan. No assurance can be provided that all of our loan modifications have or will qualify for the safe harbor in Revenue Procedure 2014-51. To the extent we significantly modify loans in a manner that does not qualify for that safe harbor, we will be required to redetermine the value of the real property securing the loan at the time it was significantly modified. In determining the value of the real property securing such a loan, we generally will not obtain third-party appraisals, but rather will rely on internal valuations. No assurance can be provided that the IRS will not successfully challenge our internal valuations. If the terms of our debt investments and mortgage loans underlying our CMBS are “significantly modified” in a manner that does not qualify for the safe harbor in Revenue Procedure 2014-51 and the fair market value of the real property securing such loans has decreased significantly, we could fail the 75% gross income test, the 75% asset test and/or the 10% Value Test. Unless we qualified for relief under certain Internal Revenue Code cure provisions, such failures could cause us to fail to continue to qualify as a REIT.

Our acquisition of debt or securities investments may cause us to recognize income for federal income tax purposes even though no cash payments have been received on the debt investments.

We may acquire debt or securities investments in the secondary market for less than their face amount. The amount of such discount will generally be treated as a “market discount” for federal income tax purposes. If these debt or securities investments provide for “payment-in-kind” interest, we may recognize “original issue discount,” or OID, for federal income tax purposes. Moreover, we may acquire distressed debt investments that are subsequently modified by agreement with the borrower. If the amendments to the outstanding debt constitute “significant modifications” under the applicable Treasury Regulations, the modified debt may be considered to have been reissued to us in a debt-for-debt exchange with the borrower. In that event, if the debt is considered to be “publicly-traded” for federal income tax purposes, the modified debt in our hands may be considered to have been issued with OID to the extent the fair market value of the modified debt is less than the principal amount of the outstanding debt. In the event the debt is not considered to be “publicly traded” for federal income tax purposes, we may be required to recognize taxable income to the extent that the principal amount of the modified debt exceeds our cost of purchasing it. Also, certain loans that we originate and later modify and certain previously modified debt we acquire in the secondary market may be considered to have been issued with the OID at the time it was modified.

In general, we will be required to accrue OID on a debt instrument as taxable income in accordance with applicable federal income tax rules even though no cash payments may be received on such debt instrument on a current basis.

In the event a borrower with respect to a particular debt instrument encounters financial difficulty rendering it unable to pay stated interest as due, we may nonetheless be required to continue to recognize the unpaid interest as taxable income. Similarly, we may be required to accrue interest income with respect to subordinate mortgage-backed securities at the stated rate regardless of when their corresponding cash payments are received.

In order to meet the REIT distribution requirements, it might be necessary for us to arrange for short-term, or possibly long-term borrowings, or to pay distributions in the form of our shares or other taxable in-kind distributions of property. We may need to borrow funds at times when the market conditions are unfavorable. Such borrowings could increase our costs and reduce the value of a stockholders’ investment. In the event in-kind distributions are made, a stockholder’s tax liabilities associated with an investment in our common stock for a given year may exceed the amount of cash we distribute to stockholders during such year.

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Complying with REIT requirements may limit our ability to hedge effectively.

The REIT provisions of the Internal Revenue Code may limit our ability to hedge our operations effectively. Our aggregate gross income from non-qualifying hedges, fees and certain other non-qualifying sources cannot exceed 5% of our annual gross income. As a result, we might have to limit our use of advantageous hedging techniques or implement those hedges through a TRS. Any hedging income earned by a TRS would be subject to federal, state and local income tax at regular corporate rates. This could increase the cost of our hedging activities or expose us to greater risks associated with interest rate or other changes than we would otherwise incur.

Liquidation of assets may jeopardize our REIT qualification.

To continue to qualify as a REIT, we must comply with requirements regarding our assets and our sources of income. If we are compelled to liquidate our investments to satisfy our obligations to our lenders, we may be unable to comply with these requirements, ultimately jeopardizing our qualification as a REIT, or we may be subject to a 100% prohibited transaction tax on any resulting gain if we sell assets that are treated as dealer property or inventory.

The prohibited transactions tax may limit our ability to engage in transactions, including disposition of assets and certain methods of securitizing loans, which would be treated as sales for federal income tax purposes.

A REIT’s net income from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of dealer property, other than foreclosure property, but including loans held primarily for sale to customers in the ordinary course of business. We might be subject to the prohibited transaction tax if we were to dispose of or securitize loans in a manner that is treated as a sale of the loans, for federal income tax purposes. Therefore, in order to avoid the prohibited transactions tax, we may choose not to engage in certain sales of loans and may limit the structures that we use for any securitization financing transactions, even though such sales or structures might otherwise be beneficial to us. Additionally, we may be subject to the prohibited transaction tax upon a disposition of real property. Although a safe-harbor exception to prohibited transaction treatment is available, we cannot assure stockholders that we can comply with such safe harbor or that we will avoid owning property that may be characterized as held primarily for sale to customers in the ordinary course of our trade or business. Consequently, we may choose not to engage in certain sales of real property or may conduct such sales through a TRS.

It may be possible to reduce the impact of the prohibited transaction tax by conducting certain activities through a TRS. However, to the extent that we engage in such activities through a TRS, the income associated with such activities will be subject to a corporate income tax.

We also may not be able to use secured financing structures that would create taxable mortgage pools, other than in a TRS or through a subsidiary REIT.

We may recognize substantial amounts of REIT taxable income, which we would be required to distribute to stockholders, in a year in which we are not profitable under U.S. GAAP or other economic measures.

We may recognize substantial amounts of REIT taxable income in years in which we are not profitable under U.S. GAAP or other economic measures as a result of the differences between U.S. GAAP and tax accounting methods. For instance, certain of our assets have been marked-to-market for U.S. GAAP purposes but not for tax purposes, which could result in losses for U.S. GAAP purposes that are not recognized in computing our REIT taxable income. Additionally, we may deduct our capital losses only to the extent of our capital gains in computing our REIT taxable income for a given taxable year. Consequently, we could recognize substantial amounts of REIT taxable income and would be required to distribute such income to stockholders, in a year in which we are not profitable under U.S. GAAP or other economic measures.

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We may distribute our common stock in a taxable distribution, in which case stockholders may sell shares of our common stock to pay tax on such distributions, and stockholders may receive less in cash than the amount of the dividend that is taxable.

We may make taxable distributions that are payable in cash and common stock. The IRS has issued private letter rulings to other REITs treating certain distributions that are paid partly in cash and partly in stock as taxable distributions that would satisfy the REIT annual distribution requirement and qualify for the dividends paid deduction for federal income tax purposes. Those rulings may be relied upon only by taxpayers to whom they were issued, but we could request a similar ruling from the IRS. Accordingly, it is unclear whether and to what extent we will be able to make taxable distributions payable in cash and common stock. If we made a taxable dividend payable in cash and common stock, taxable stockholders receiving such distributions will be required to include the dividend as taxable income to the extent of our current and accumulated earnings and profits, as determined for federal income tax purposes. As a result, stockholders may be required to pay income tax with respect to such distributions in excess of the cash distributions received. If a U.S. stockholder sells the common stock that it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount recorded in earnings with respect to the dividend, depending on the market price of our common stock at the time of the sale. Furthermore, with respect to certain non-U.S. stockholders, we may be required to withhold U.S. federal income tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in common stock.

REIT distribution requirements could adversely affect our ability to execute our business plan.

We generally must distribute annually at least 90% of our REIT taxable income (which is determined without regard to the dividends paid deduction or net capital gain for this purpose) in order to continue to qualify as a REIT. We intend to make distributions to stockholders to comply with the REIT requirements of the Internal Revenue Code and to avoid corporate income tax and the 4% excise tax. We may be required to make distributions to stockholders at times when it would be more advantageous to reinvest cash in our business or when we do not have funds readily available for distribution. Thus, compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.

Our qualification as a REIT could be jeopardized as a result of our interest in joint ventures or investment funds.

We may hold certain limited partner or non-managing member interests in partnerships and limited liability companies that are joint ventures or investment funds. If a partnership or limited liability company in which we own an interest takes or expects to take actions that could jeopardize our qualification as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause us to fail a REIT gross income or asset test, and that we would not become aware of such action in time to dispose of our interest in the partnership or limited liability company or take other corrective action on a timely basis. In that case, we could fail to continue to qualify as a REIT unless we are able to qualify for a statutory REIT “savings” provision, which may require us to pay a significant penalty tax to maintain our REIT qualification.

Distributions paid by REITs do not qualify for the reduced tax rates that apply to other corporate distributions.

The maximum tax rate for “qualified dividends” paid by corporations to non-corporate stockholders is currently 20%. Distributions paid by REITs, however, generally are taxed at ordinary income rates (subject to a maximum rate of 39.6% for non-corporate stockholders), rather than the preferential rate applicable to qualified dividends. The more favorable rates applicable to regular corporate distributions could cause potential investors who are individuals to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay qualified distributions, which could adversely affect the value of the stock of REITs, including our common stock.

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Our qualification as a REIT may depend upon the accuracy of legal opinions or advice rendered or given or statements by the issuers of assets we acquire.

When purchasing securities, we may rely on opinions or advice of counsel for the issuer of such securities, or statements made in related offering documents, for purposes of determining, among other things, whether such securities represent debt or equity securities for U.S. federal income tax purposes, the value of such securities, and also to what extent those securities constitute qualified real estate assets for purposes of the REIT asset tests and produce qualified income for purposes of the 75% gross income test. The inaccuracy of any such opinions, advice or statements may adversely affect our ability to qualify as a REIT and result in significant corporate-level tax.

Our charter limits the number of shares a person may own, which may discourage a takeover that could otherwise result in a premium price paid to stockholders.

Our charter, with certain exceptions, authorizes our board of directors to take such actions as are necessary and desirable to preserve our qualification as a REIT. To help us comply with the REIT ownership requirements of the Internal Revenue Code, among other purposes, our charter prohibits a person from directly or constructively owning more than 9.8% in value of the aggregate of the outstanding shares of our stock of any class or series or more than 9.8% in value or number of shares, whichever is more restrictive, of the aggregate of the outstanding shares of our common stock, unless exempted (prospectively or retroactively) by our board of directors. This restriction may have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might otherwise provide a premium price for holders of our shares of common stock.
Legislative or regulatory tax changes could adversely affect us or stockholders.

At any time, the federal income tax laws can change. Laws and rules governing REITs or the administrative interpretations of those laws may be amended. Any of those new laws or interpretations may take effect retroactively and could adversely affect us or stockholders.

Item 1B. Unresolved Staff Comments

None.

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Item 2. Properties

Our real estate property investments are part of our real estate equity segment and are described under Item 1. “Business.” The following table presents information with respect to our real estate investments as of December 31, 2016 (dollars in thousands):

Location City, State	Square Feet	Ownership Interest	Number of Properties	Lease Expiration Date(1)		Gross Carrying Value(2)	Borrowings
Industrial
Blythewood, SC	660,200	100%	1	Jul-23		$35,030	$30,695
Fayetteville, NC	506,115	100%	1	Aug-18		15,342	14,511
Goodlettsville TN	374,580	100%	3	Sep-24		17,241	14,909
Granite City, IL	450,668	100%	1	Jul-20		20,116	17,062
Groveport, OH	354,676	100%	1	Dec-20		13,774	13,235
Hebron, KY	218,064	100%	1	Feb-17	(3)	10,188	8,371
Indianapolis, IN	1,064,352	100%	5	Sep-19		50,321	45,286
Jackson, TN	771,000	100%	1	May-19		19,487	14,921
Louisville, KY	462,400	100%	2	Feb-21		23,519	18,497
Morrisville, NC	164,005	100%	1	Mar-18		12,445	9,647
Plainfield, IN	260,400	100%	1	Jun-18		11,748	10,604
Shepherdsville, KY	683,500	100%	2	Oct-20		31,958	26,789
Smyrna, TN	229,504	100%	1	Dec-16		9,029	6,896
Whitestown, IN	497,860	100%	1	Mar-23		21,423	18,577

Total Industrial	6,697,324		22			291,621	250,000

Multi-tenant Office
Bothell, WA	717,702	95%	2	Dec-20		123,506	88,170

Total Multi-tenant Office	717,702		2			123,506	88,170

Total	7,415,026		24			$415,127	$338,170

(1)	Based on initial term and represents the weighted average lease expiration date.
(2)	Represents operating real estate before accumulated depreciation as presented in our consolidated financial statements and excludes purchase price allocations related to net intangibles and other assets and liabilities. Refer to “Note 4. Operating Real Estate” of Part II, Item 8. “Financial Statements and Supplementary Data”.
(3)	Subsequent to December 31, 2016, a lease extension was executed through March 2022.

As of December 31, 2016, we had no properties with a carrying value equal to or greater than 10% of our total assets. For the year ended December 31, 2016, we had one single property with rental and other income equal to or greater than 10% of our total revenue.

Item 3. Legal Proceedings

We may be involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, in the opinion of management, any current legal proceedings are not expected to have a material adverse effect on our financial position or results of operations.

Item 4. Mine Safety Disclosures

None.

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PART II

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

There is no established public trading market for our shares of common stock. We do not expect that our shares will be listed for trading on a national securities exchange in the near future, if ever. Our board of directors will determine when, and if, to apply to have shares of our common stock listed for trading on a national securities exchange, subject to satisfying existing listing requirements. Our board of directors does not have a stated term for evaluating a listing on a national securities exchange as we believe setting a finite date for a possible, but uncertain future liquidity transaction may result in actions that are not necessarily in the best interest or within the expectations of our stockholders.

On December 22, 2016, upon the recommendation of the audit committee of our board of directors, our board of directors, including all of our independent directors, approved and established an estimated value per share of our Class A and Class T common stock of $9.26, as of September 30, 2016, or the Valuation Date. The estimated value per share is based upon the estimated value of our assets less the estimated value of our liabilities, divided by the number of shares of our common stock outstanding, as of the Valuation Date. As of the Valuation Date, (1) the estimated value of our CRE debt investments was $799.0 million, compared with an aggregate outstanding principal balance of $792.4 million; (2) the estimated value of our CRE equity investments was $539.5 million, compared with an aggregate initial purchase price, including subsequent capital expenditures, of $449.9 million; (3) the estimated value of our PE Investments was $100.4 million, compared with a carrying value, net of deferred purchase obligations, of $84.9 million; and (4) the estimated value of our CRE securities investments was $77.4 million, compared with a carrying value of $77.6 million. In addition, as of the Valuation Date, our CRE debt investments contained approximately $27.4 million of future funding commitments which were not included for purposes of calculating our estimated value per share.

Shares sold pursuant to our DRP are sold at $9.26 which is equal to the current estimated value per share. Our board of directors determined our current share price by taking the estimated value per share as of the Valuation Date.

For additional information on the methodology used to determine our estimated value per share, refer to our Current Report on 8-K filed with the SEC on December 28, 2016.

Prior to the determination of the estimated value per share in December 2016, the estimated value per share of our Class A and Class T common stock was $9.05 as of September 30, 2015. In addition, we offered and sold shares in our Primary Offering at $10.1672 per Class A share and $9.6068 per Class T share and offered and sold shares in our DRP at $9.79 per Class A share and $9.25 per Class T share in the DRP, each based on the estimated value per share as of September 30, 2015.

It is currently anticipated that our next estimated value per share will be based upon our assets and liabilities as of September 30, 2017 and such value will be included in our 2017 Annual Report on Form 10-K or such other filing with the SEC. We intend to publish updated estimated values per share annually.

Stockholders

As of March 10, 2017, we had 23,467 stockholders of record.

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Distributions

The following table summarizes distributions declared for the years ended December 31, 2016, 2015 and 2014 (dollars in thousands):

	Distributions(1)
Period	Cash	DRP	Total
2016
First Quarter	$8,379	$7,378	$15,757
Second Quarter	9,170	8,006	17,176
Third Quarter	9,939	8,533	18,472
Fourth Quarter	10,593	8,857	19,450

Total	$38,081	$32,774	$70,855

2015
First Quarter	$3,500	$3,024	$6,524
Second Quarter	5,209	4,791	10,000
Third Quarter	6,542	6,048	12,590
Fourth Quarter	7,506	6,881	14,387

Total	$22,757	$20,744	$43,501

2014
First Quarter	$477	$394	$871
Second Quarter	1,000	823	1,823
Third Quarter	1,683	1,439	3,122
Fourth Quarter	2,385	2,116	4,501

Total	$5,545	$4,772	$10,317

(1)	Represents distributions declared for such period, even though such distributions are actually paid to stockholders the month following such period.

Distribution Reinvestment Plan

We adopted our DRP through which common stockholders may elect to reinvest an amount equal to the distributions declared on their shares in additional shares of our common stock in lieu of receiving cash distributions. Pursuant to our DRP, effective December 22, 2016, distributions may be reinvested in shares of our common stock at a price of $9.26 per Class A share and Class T share, which is equal to the current estimated value per share.

No selling commissions or dealer manager fees are paid on shares issued pursuant to our DRP. We may amend, suspend or terminate our DRP for any reason, except to eliminate a participant’s ability to withdraw from our DRP, upon ten days written notice.

For the period from September 18, 2013 through December 31, 2016, we issued 5.4 million Class A shares and 0.3 million Class T shares totaling $52.5 million and $2.9 million, respectively, of gross offering proceeds pursuant to our DRP.

Use of Proceeds from Registered Securities

On May 6, 2013, our registration statement on Form S-11 (File No. 333-185640) for our Offering of up to $1.65 billion in shares of common stock in any combination of our Class A and Class T shares, consisting of $1.5 billion issuable pursuant to our Primary Offering and $150.0 million issuable pursuant to our DRP, was declared effective under Securities Act of 1933, as amended, or the Securities Act. We commenced our Offering on the same date and retained our Dealer Manager to serve as our dealer manager of our Offering.

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In March 2015, our board of directors determined to extend our Offering for one year to May 2016. In April 2016, the board of directors further extended our Offering for an additional six months, or such longer period as permitted by law.

Our Primary Offering closed effective November 9, 2016. We continue to offer and sell shares pursuant to our DRP at the most recently disclosed estimated value per share of each share class. Prior to the closing, $150.0 million of the unsold shares remaining from our Primary Offering were allocated to our DRP, for a total of $300.0 million in shares offered pursuant to our DRP. We may close our DRP offering at any time.

As of December 31, 2016, we sold the following shares of common stock and raised the following gross proceeds in connection with our Offering (dollars and shares in thousands):

	Shares(1)	Proceeds(1)
Primary Offering	109,173	$1,084,098
DRP	5,759	55,364

Total	114,932	$1,139,462

(1)	Excludes shares repurchased.

From the commencement of our Offering through December 31, 2016, we incurred $65.3 million in selling commissions, $31.9 million in dealer manager fees, $12.5 million in other offering costs and $1.0 million in distribution fees in connection with the issuance and distribution of our registered securities and $78.6 million of these costs have been reallowed to third party participating broker dealers.

From the commencement of our Offering through December 31, 2016, the net proceeds to us from our Offering, after deducting the total expenses incurred described above, were $1.0 billion. From the commencement of our Offering through December 31, 2016, including recycled capital, we used $531.7 million to acquire and originate real estate debt investments, $499.2 million to purchase real estate equity investments, $44.1 million to purchase real estate securities investments and $17.4 million to pay our Advisor and Prior Advisor acquisition fees.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We adopted our Share Repurchase Program effective May 6, 2013, which enables stockholders to sell their shares to us in limited circumstances. We may not repurchase shares unless a stockholder has held shares for at least one year. However, we may repurchase shares held for less than one year in connection with a stockholder’s death or qualifying disability. We are not obligated to repurchase shares under our Share Repurchase Program. We fund repurchase requests received during a quarter with proceeds set aside for that purpose which are not expected to exceed proceeds received from our DRP. However, to the extent that the aggregate DRP proceeds are not sufficient to fund repurchase requests, our board of directors may, in its sole discretion, choose to use other sources of funds. Subject to funds being available, we will limit the number of shares redeemed pursuant to our Share Repurchase Program to: (i) 5.0% of the weighted average number of shares of our common stock outstanding during the prior calendar year; and (ii) those that could be funded from the net DRP proceeds in the prior calendar year plus such additional funds as may be reserved for that purpose by our board of directors; provided, however, that the above volume limitations shall not apply to repurchases requested within two years after the death or qualifying disability of a stockholder. Our board of directors may, in its sole discretion, amend, suspend or terminate our Share Repurchase Program at any time provided that any amendment that adversely affects the rights or obligations of a participant (as determined in the sole discretion of our board of directors) will take effect only upon ten days’ prior written notice except that changes in the number of shares that can be repurchased during any calendar year will take effect only upon ten business days’ prior written notice. We may provide written notice by filing a Current Report on Form 8-K with the SEC. In addition, our Share Repurchase Program will terminate in the event a secondary market develops for our shares or until our shares are listed on a national exchange or included for quotation in a national securities market.

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During the year ended December 31, 2016, we repurchased shares of our common stock as follows:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plan or Program	Maximum Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plan or Program
January 1 to January 31	68,584	$9.40	68,584		(1)
February 1 to February 29	—	—
March 1 to March 31	—	—
April 1 to April 30	171,667	$9.52	171,667		(1)
May 1 to May 31	—	—
June 1 to June 30	—	—
July 1 to July 31	315,456	$9.34	315,456		(1)
August 1 to August 31	—	—
September 1 to September 30	—	—
October 1 to October 31	448,738	$9.51	448,738		(1)
November 1 to November 30	—	—	—
December 1 to December 31	—	—	—

Total	1,004,445	$9.45	1,004,445

(1)	Subject to funds being available, we will limit the number of shares of our common stock repurchased during any calendar year to 5.0% of the weighted average number of shares of our common stock outstanding during the prior calendar year; provided however, shares of our common stock subject to a repurchase requested upon the death of a stockholder will not be subject to this cap.

As of December 31, 2016, we had no unfulfilled repurchase requests.

Unregistered Sales of Equity Securities

During the three months ended December 31, 2016, we did not issue any equity securities that were not registered under the Securities Act. All prior sales of unregistered securities have been previously reported on quarterly reports on Form 10-Q and annual reports on Form 10-K.

Item 6. Selected Financial Data

The information below should be read in conjunction with “Forward-Looking Statements” Part I, Item 1A. “Risk Factors,” Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto included in Part II, Item 8. “Financial Statements and Supplementary Data,” included in this Annual Report on Form 10-K.

	Years Ended December 31,
	2016	2015	2014	2013(1)
	(Dollars in thousands, except per share data)
Operating Data:
Net interest income	$48,858	$25,554	$8,308	$95
Property and other revenues	43,121	19,603	—	—
Total expenses	79,781	56,210	5,125	83
Income (loss) before equity in earnings (losses) of unconsolidated ventures and income tax benefit (expense)	12,717	(11,053)	3,183	12
Net income (loss)	22,449	(5,391)	3,183	12
Net income (loss) attributable to NorthStar Real Estate Income II, Inc. common stockholders	22,365	(5,337)	3,183	12
Net income (loss) per share of common stock, basic/diluted	$0.22	$(0.09)	$0.21	$0.04
Distributions declared per share of common stock(2)	$0.70	$0.70	$0.70	$0.20

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(1)	Represents the period from September 18, 2013 (date of our first investment) through December 31, 2013.
(2)	Distributions are based on a daily amount of $0.001917808 per share, which is equivalent to an annual distribution amount of $0.70, less the distribution fee for Class T shares.

	As of December 31,
	2016	2015	2014	2013
	(Dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$78,081	$179,870	$41,640	$7,279
Real estate debt investments, net	806,485	864,840	500,113	16,500
Operating real estate, net	399,237	401,408	—	—
Investments in private equity funds, at fair value	299,681	54,865	—	—
Real estate securities, available for sale	86,937	17,943	—	—

Total assets	$1,807,000	$1,622,638	$576,418	$25,326
Total borrowings	808,903	831,646	277,863	—
Total liabilities	895,609	907,556	310,276	538
Total equity	911,391	715,082	266,142	24,788

	Years Ended December 31,
	2016	2015	2014	2013(1)
	(Dollars in thousands)
Other Data:
Cash flow provided by (used in):
Operating activities	$34,591	$11,978	$2,129	$(184)
Investing activities	(278,677)	(884,627)	(484,002)	(16,500)
Financing activities	142,297	1,010,879	516,234	23,761

(1)	Represents the period from September 18, 2013 (date of our first investment) through December 31, 2013.

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Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our consolidated financial statements and notes thereto included in Item 8. “Financial Statements and Supplementary Data” and risk factors in Part I, Item 1A. “Risk Factors” of this report. References to “we,” “us,” or “our” refer to NorthStar Real Estate Income II, Inc. and its subsidiaries unless the context specifically requires otherwise.

Introduction

We were formed to originate, acquire and asset manage a diversified portfolio of commercial real estate, or CRE, debt, equity and securities investments predominantly in the United States. CRE debt investments include first mortgage loans, subordinate mortgage and mezzanine loans and participations in such loans and preferred equity interests. Real estate equity investments include direct ownership in properties, which may be structurally senior to a third-party partner’s equity, as well as indirect interests in real estate through real estate private equity funds, or PE Investments. CRE securities primarily consist of commercial mortgage-backed securities, or CMBS, and may include unsecured real estate investment trust, or REIT, debt, collateralized debt obligation, or CDO, notes and other securities. We may also invest internationally. In addition, we own investments through joint ventures. We were formed in December 2012 as a Maryland corporation and commenced operations in September 2013. We elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, commencing with the taxable year ended December 31, 2013. We conduct our operations so as to continue to qualify as a REIT for U.S. federal income tax purposes.

We are externally managed and have no employees. Prior to January 11, 2017, we were managed by an affiliate of NorthStar Asset Management Group Inc. (NYSE: NSAM), or NSAM. Effective January 10, 2017, NSAM completed its previously announced merger with Colony Capital, Inc. or Colony, NorthStar Realty Finance Corp., or NorthStar Realty, and Colony NorthStar, Inc., or Colony NorthStar, a wholly-owned subsidiary of NSAM, which we refer to as the mergers, with Colony NorthStar surviving the mergers and succeeding NSAM as our Sponsor. As a result of the mergers, our Sponsor became an internally-managed equity REIT, with a diversified real estate and investment management platform and publicly-traded on the NYSE under the ticker symbol “CLNS”. In addition, following the mergers, NSAM J-NSII Ltd, an affiliate of NSAM, or our Advisor, became a subsidiary of Colony NorthStar. Our Advisor manages our day-to-day operations pursuant to an advisory agreement. The mergers had no material impact on our operations.

Our Sponsor and its affiliates also provide asset management and other services to NorthStar Realty Europe Corp. (NYSE: NRE), other sponsored public retail-focused companies, private funds and any other companies our Sponsor and its affiliates may manage in the future, or collectively, the Managed Companies, both in the United States and internationally. As of February 28, 2017, our Sponsor had an aggregate of $56.0 billion of assets under management, adjusted for commitments to acquire or sell certain investments by our Sponsor and the Managed Companies.

Previously, we were managed by an affiliate of NorthStar Realty until June 30, 2014 when it spun-off its asset management business into NSAM. Concurrent with the spin-off, our Advisor agreed to manage our day-to-day operations on terms substantially similar to those set forth in our prior advisory agreement with NS Real Estate Income Advisor II, LLC, or our Prior Advisor. References to our Prior Advisor herein refer to the services performed by and fees paid and accrued to our Prior Advisor during the period prior to June 30, 2014. The spin-off of NorthStar Realty’s asset management business had no material impact on our operations.

Our primary investment types are as follows:

•	Commercial Real Estate Debt - Our CRE debt investments include first mortgage loans, subordinate interests and mezzanine loans and participations in such loans, as well as preferred equity interests.

•

Commercial Real Estate Equity - Our CRE equity investments include direct and indirect ownership in real estate and real estate assets that may be structurally senior to a third-party partner’s equity and

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indirect interests in real estate through PE Investments since the underlying collateral in the funds is primarily real estate.

•	Commercial Real Estate Securities - Our CRE securities investments include CMBS and may include unsecured REIT debt, CDO notes and other securities.

We believe that our targeted investment types are complementary to each other due to their overlapping sources of investment opportunities, common reliance on real estate fundamentals and application of similar portfolio management and servicing skills to maximize value and to protect shareholder capital. We believe our Advisor’s platform and experience provide us the flexibility to invest across the real estate capital structure.

In May 2013, our public offering of up to $1.65 billion in shares of our common stock, which included up to $1.5 billion of shares pursuant to our primary offering, or our Primary Offering, and up to $150.0 million of shares pursuant to our distribution reinvestment plan, or our DRP, was declared effective by the U.S. Securities and Exchange Commission, or SEC. Our Primary Offering and our DRP are herein collectively referred to as our Offering. In our Offering, our shares of common stock were offered in any combination of the two classes of shares of our common stock: Class A shares and Class T shares. NorthStar Securities, LLC, or our Dealer Manager, formerly a subsidiary of NorthStar Realty that became a subsidiary of NSAM upon completion of the spin-off and a subsidiary of our Sponsor upon completion of the mergers, was responsible for marketing the shares that were offered pursuant to our Primary Offering.

In March 2015, our board of directors determined to extend our Offering for one year to May 2016. In addition, on April 28, 2016, we filed a registration statement on Form S-11 with the SEC for a follow-on public offering of up to $200.0 million in shares of our common stock. In accordance with SEC rules and upon the filing of the follow-on registration statement, our Offering was extended into November 2016. We have determined not to commence the follow-on offering.

Our Primary Offering closed effective November 9, 2016. We continue to offer and sell shares pursuant to our DRP at the most recently disclosed estimated value per share of each share class, which is currently $9.26. Prior to the closing, $150.0 million of the unsold shares remaining from our Primary Offering were allocated to our DRP, for a total of $300.0 million in shares offered pursuant to our DRP. We may amend, suspend or terminate our DRP for any reason, except to eliminate a participant’s ability to withdraw from our DRP, upon ten days written notice.

From inception through March 10, 2017, we raised total gross proceeds of $1.1 billion pursuant to our Offering, including gross proceeds of $64.1 million pursuant to our DRP.

Sources of Operating Revenues and Cash Flows

We primarily generate revenue from net interest income on our CRE debt and securities investments and rental and other income from our real estate properties. Additionally, we record equity in earnings of unconsolidated ventures, including from PE Investments. Our income is primarily derived through the difference between revenue and the cost at which we are able to finance our investments. We may also acquire investments which generate attractive returns without any leverage.

Profitability and Performance Metrics

We calculate Funds from Operations, or FFO, and Modified Funds from Operations, or MFFO, (see “Non-GAAP Financial Measures-Funds from Operations and Modified Funds from Operations” for a description of these metrics), to evaluate the profitability and performance of our business.

Outlook and Recent Trends

The U.S. economy continues to demonstrate positive underlying fundamentals, with moderate gross domestic product, or GDP, growth and improving employment conditions during 2016, leading to increased levels of

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consumer confidence early in 2017. Although 2016 GDP growth of 1.6% remained below historical levels, the unemployment rate declined to 4.7% in December and wage levels are experiencing their first significant increases since 2009. Improved macroeconomic conditions have prompted the Federal Reserve to pursue measured interest rates increases, including the second rate increase in nine years in December 2016. The Federal Reserve has indicated that three additional interest rate increases are expected during 2017, further demonstrating its confidence in overall economic conditions.

Despite initial market volatility and uncertainty following the results of the non-binding referendum passed in the United Kingdom supporting the exit from the European Union and the U.S. Presidential election, the U.S. and global financial markets have since rebounded, with major market indices continuing to achieve record levels, including the Dow Jones Industrial Average surpassing 21,000 for the first time ever. In addition, benchmark 10-year interest rates in several key global economies, including England, Germany and Japan, have recently trended to positive territory, signaling normalized market conditions following periods of negative interest rates. While many global central banks continue to ease monetary policy to combat low inflation and economic stagnation, increased growth expectations in the United States may result in rising price levels and additional pressure to raise interest rates. The pace of these changes may create volatility in global debt and equity markets as the Federal Reserve seeks to reduce its large balance sheet holdings acquired in response to the financial crisis. In addition, the impact of potentially significant fiscal and regulatory policy changes, including potential infrastructure spending, healthcare reform and new trade policies, may also have a considerable impact on the trajectory of the U.S. and global economies during 2017.

CRE fundamentals remain relatively healthy across U.S. property types. Investor demand in 2016 for income-producing properties drove increased transaction activity, with rent levels, vacancy levels and property prices improving across most property sectors. Private real estate investment remained strong throughout early 2016 as many key markets and property types approached or surpassed their 2007 valuation peaks. Transaction activity slowed in late 2016, however, resulting in a flattening of price appreciation and concern that certain markets may be entering the late stage of the current real estate cycle. In addition, large amounts of ten-year debt originated during 2007 is set to mature in 2017, and these maturities may contribute to periodic volatility in the commercial real estate market. With CMBS issuance declining 25% in 2016, from $101.0 billion in 2015 to $76.0 billion in 2016, traditional capital sources such as banks and CMBS lenders may lack sufficient lending capacity to absorb the high refinancing demand. As regulatory uncertainty continues to limit CMBS issuance, these developments may provide attractive lending opportunities for new market participants such as alternative investment platforms, REITs and insurance companies. Industry experts estimate a projected total origination volume of approximately $55 billion for 2017, with the shift to non-traditional lenders resulting in higher underwriting standards that may support market stability and a protracted environment of increasing commercial real estate values.

Non-traded REIT capital raising was down approximately 55% year-over-year in 2016, with approximately $4.5 billion in equity raised in direct real estate programs. In April 2016, the retail industry experienced the implementation of FINRA 15-02 related to disclosure on broker-dealer account statements and the final ruling of the U.S. Department of Labor’s “fiduciary” standard for retirement accounts. Although the final fiduciary rule was more favorable to both sponsors and broker-dealers in the retail industry than initial proposals, the impact of both of these events has been a sharp decline overall capital raising activity. With the new administration in place, additional uncertainty exists with the delay of the implementation of the U.S. Department of Labor’s rule and speculation of a partial or full repeal of the regulation’s orders. Our Sponsor and other market participants continue to develop new products and compensation structures to reflect the changing regulatory landscape and our Sponsor remains focused on broadening the potential market for its retail offerings. We anticipate 2017 to be a transitional year for the non-traded markets, but expect the overall market and opportunity for retail products to improve as it adapts to these changes.

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Our Strategy

Our primary business objectives are to originate and acquire real estate-related investments, with a focus on CRE debt, that we expect will generate attractive risk-adjusted returns, stable cash flow for distributions and provide downside protection to our stockholders. Some of our CRE debt investments may be considered transitional in nature because the borrower or owner may have a business plan to improve the collateral and, as a result, we generally require the borrower to fund interest or other reserves, whether through loan proceeds or otherwise, to support debt service payments and capital expenditures. We, our borrower or owner, and possibly a guarantor, may be required to refill these reserves should they become deficient during the applicable period for any reason. We will seek to realize growth in the value of our real estate equity investments through appreciation and/or by opportunistic sales to maximize value. We believe that our Advisor and its affiliates have a platform that derives a potential competitive advantage from the combination of experience, proven track record of successfully managing public companies, deep industry relationships and market-leading CRE credit underwriting and capital markets expertise which enables us to manage credit risk across our investments as well as to structure and finance our assets efficiently. In addition, we believe that such platform, and our Advisor’s and its affiliates’ capabilities, will be strengthened and enhanced as a result of the mergers of Colony, NSAM and NorthStar Realty, with Colony NorthStar succeeding NSAM as our Sponsor. We believe that our targeted investment types are complementary to each other due to their overlapping sources of investment opportunities, common reliance on CRE fundamentals and ability to apply similar portfolio management and servicing skills to maximize value and to protect capital. We use the net proceeds from our Offering and other financing sources to carry out our primary business objectives of originating and acquiring real estate-related investments.

The following table presents our investment activity for the year ended December 31, 2016 and from inception through December 31, 2016, adjusted for acquisitions and commitments to purchase and sell through March 10, 2017 (dollars in thousands):

	Year Ended December 31, 2016			From Inception Through March 10, 2017
	Count	Principal Amount/ Cost(1)(2)		Count	Principal Amount/ Cost(2)(3)
Real estate debt investments(4)	12	$277,209		34	$1,241,913
Investments in private equity funds	1	317,587	(5)	3	390,419	(5)
Operating real estate	—	5,670	(6)	24	472,686
Real estate securities	8	102,681		11	128,181

Total	21	$703,147		72	$2,233,199

(1)	Includes future funding commitments of $13.8 million for real estate debt investments.
(2)	Based on principal amount for real estate debt investments and securities, fair value at acquisition for our PE Investments and cost for real estate equity, which includes purchase price allocations related to deferred costs and other assets.
(3)	Includes future funding commitments of $26.3 million for real estate debt investments.
(4)	Includes three loan participation interests in first mortgage loans, which are recorded as “Loan collateral receivable, related party” on our consolidated balance sheets, totaling $28.3 million of principal, including future funding commitments of $4.6 million.
(5)	Includes initial investment, before distribution and contribution closing statement adjustments, and subsequent contributions, including deferred obligations.
(6)	Represents capital improvements to our operating real estate.

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Critical Accounting Policies

Principles of Consolidation

Our consolidated financial statements include the accounts of us, our operating partnership, or Operating Partnership, and our consolidated subsidiaries. We consolidate variable interest entities, or VIEs, if any, where we are the primary beneficiary and voting interest entities which are generally majority owned or otherwise controlled by us. All significant intercompany balances are eliminated in consolidation.

Variable Interest Entities

A VIE is an entity that lacks one or more of the characteristics of a voting interest entity. A VIE is defined as an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The determination of whether an entity is a VIE includes both a qualitative and quantitative analysis. We base the qualitative analysis on our review of the design of the entity, its organizational structure including decision-making ability and relevant financial agreements and the quantitative analysis on the forecasted cash flow of the entity. We reassess the initial evaluation of an entity as a VIE upon the occurrence of certain reconsideration events.

A VIE must be consolidated only by its primary beneficiary, which is defined as the party who, along with its affiliates and agents has both the: (i) power to direct the activities that most significantly impact the VIE’s economic performance; and (ii) obligation to absorb the losses of the VIE or the right to receive the benefits from the VIE, which could be significant to the VIE. We determine whether we are the primary beneficiary of a VIE by considering qualitative and quantitative factors, including, but not limited to: which activities most significantly impact the VIE’s economic performance and which party controls such activities; the amount and characteristics of its investment; the obligation or likelihood for us or other interests to provide financial support; consideration of the VIE’s purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders and the similarity with and significance to our business activities and the other interests. We reassess the determination of whether we are the primary beneficiary of a VIE each reporting period. Significant judgments related to these determinations include estimates about the current and future fair value and performance of investments held by these VIEs and general market conditions.

We evaluate our investments and financings, including investments in unconsolidated ventures and securitization financing transactions, if any, to determine whether each investment or financing is a VIE. We analyze new investments and financings, as well as reconsideration events for existing investments and financings, which vary depending on type of investment or financing.

Voting Interest Entities

A voting interest entity is an entity in which the total equity investment at risk is sufficient to enable it to finance its activities independently and the equity holders have the power to direct the activities of the entity that most significantly impact its economic performance, the obligation to absorb the losses of the entity and the right to receive the residual returns of the entity. The usual condition for a controlling financial interest in a voting interest entity is ownership of a majority voting interest. If we have a majority voting interest in a voting interest entity, the entity will generally be consolidated. We do not consolidate a voting interest entity if there are substantive participating rights by other parties and/or kick-out rights by a single party or a simple majority vote.

We perform on-going reassessments of whether entities previously evaluated under the voting interest framework have become VIEs, based on certain events, and therefore subject to the VIE consolidation framework.

Investments in Unconsolidated Ventures

A non-controlling, unconsolidated ownership interest in an entity may be accounted for using the equity method, at fair value or the cost method.

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Under the equity method, the investment is adjusted each period for capital contributions and distributions and its share of the entity’s net income (loss). Capital contributions, distributions and net income (loss) of such entities are recorded in accordance with the terms of the governing documents. An allocation of net income (loss) may differ from the stated ownership percentage interest in such entity as a result of preferred returns and allocation formulas, if any, as described in such governing documents. Equity method investments are recognized using a cost accumulation model in which the investment is recognized based on the cost to the investor, which includes acquisition fees. We record as an expense certain acquisition costs and fees associated with consolidated investments deemed to be business combinations and capitalizes these costs for investments deemed to be acquisitions of an asset, including an equity method investment.

We may account for an investment in an unconsolidated entity at fair value by electing the fair value option. We elected the fair value option for PE Investments. We record the change in fair value for our share of the projected future cash flow of such investments from one period to another in equity in earnings (losses) of unconsolidated ventures in the consolidated statements of operations. Any change in fair value attributed to market related assumptions is considered unrealized gain (loss).

We may account for an investment in an unconsolidated entity that does not qualify for equity method accounting or for which the fair value option was not elected using the cost method if we determine that we do not have significant influence. Under the cost method, equity in earnings is recorded as dividends are received to the extent they are not considered a return of capital, which is recorded as a reduction of cost of the investment.

Fair Value Option

The fair value option provides an election that allows a company to irrevocably elect to record certain financial assets and liabilities at fair value on an instrument-by-instrument basis at initial recognition. We will generally not elect the fair value option for our assets and liabilities. However, we have elected the fair value option for PE Investments. Any change in fair value for assets and liabilities for which the election is made is recognized in earnings.

Real Estate Debt Investments

CRE debt investments are generally intended to be held to maturity and, accordingly, are carried at cost, net of unamortized loan fees, premium and discount. CRE debt investments that are deemed to be impaired are carried at amortized cost less a loan loss reserve, if deemed appropriate, which approximates fair value. CRE debt investments where we do not have the intent to hold the loan for the foreseeable future or until its expected payoff are classified as held for sale and recorded at the lower of cost or estimated fair value.

We may syndicate a portion of the CRE debt investments that we originate or sell the CRE debt investments individually. When a transaction meets the criteria for sale accounting, we will no longer recognize the CRE debt investment sold as an asset and will recognize gain or loss based on the difference between the sales price and the carrying value of the CRE debt investment sold. Any related unamortized deferred origination fees, original issue discounts, loan origination costs, discounts or premiums at the time of sale are recognized as an adjustment to the gain or loss on sale, which is included in interest income on the consolidated statement of operations. Any fees received at the time of sale or syndication are recognized as part of interest income.

Operating Real Estate

Operating real estate is carried at historical cost less accumulated depreciation. Ordinary repairs and maintenance are expensed as incurred. Major replacements and betterments which improve or extend the life of the asset are capitalized and depreciated over their useful life. We account for purchases of operating real estate that qualify as business combinations using the acquisition method, where the purchase price is allocated to tangible assets such as land, building, improvements and other identified intangibles. Costs directly related to an acquisition deemed to be a business combination are expensed and included in transaction costs in our consolidated statements of operations.

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Real Estate Securities

We classify our CRE securities investments as available for sale on the acquisition date, which are carried at fair value. Unrealized gains (losses) are recorded as a component of accumulated other comprehensive income, or OCI, in our consolidated statements of equity.

Fair Value Measurement

The fair value of financial instruments is categorized based on the priority of the inputs to the valuation technique and categorized into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on our consolidated balance sheets are categorized based on the inputs to the valuation techniques as follows:

Level 1. Quoted prices for identical assets or liabilities in an active market.

Level 2. Financial assets and liabilities whose values are based on the following:

a)	Quoted prices for similar assets or liabilities in active markets.

b)	Quoted prices for identical or similar assets or liabilities in non-active markets.

c)	Pricing models whose inputs are observable for substantially the full term of the asset or liability.

d)	Pricing models whose inputs are derived principally from or corroborated by observable market data for substantially the full term of the asset or liability.

Level 3. Prices or valuation techniques based on inputs that are both unobservable and significant to the overall fair value measurement.

Financial assets and liabilities recorded at fair value on a recurring basis are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Management determines the prices are representative of fair value through a review of available data, including observable inputs, recent transactions as well as our knowledge and experience of the market.

With respect to valuation for CRE securities, we generally obtain at least one quote from a pricing service or broker. Furthermore, we may use internal pricing models to establish arm’s length prices. Generally, the quote from the pricing service is used to determine fair value for the securities. The quotes are not adjusted. The pricing service uses market-based measurements based on valuation techniques that reflect market participants’ assumptions and maximize the use of relevant observable inputs including prices for similar assets, benchmark yield curves and market corroborated inputs such as contractual terms, discount rates for similar securities and credit (such as credit support and delinquency rates). We believe such broker quote is generally based on a market transaction of comparable securities.

To determine the fair value of CRE securities, we maintain a comprehensive quarterly process that includes a valuation committee comprised of senior members of the investment and accounting teams that is designed to enable management to ensure the prices used are representative of fair value and the instruments are properly classified pursuant to the fair value hierarchy.

Initially, a member of the investment team on the valuation committee reviews the prices at quarter end to ensure current market conditions are fairly presented. The investment team is able to assess these values because they

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are actively engaged in the market, reviewing bid lists, recent sales and frequently have discussions with various banks and other financial institutions regarding the state of the market. We then perform a variety of analyses to ensure the quotes are in a range which we believe to be representative of fair value and to validate the quotes obtained and used in determining the ultimate value used in the financial statements. At the portfolio level, we evaluate the overall change in fair value versus the overall change in the market. We review significant changes in fair value for individual instruments, both positive and negative, from the prior period. We perform back testing on any securities sold to validate the quotes used for the prior quarter. Where multiple quotes are available, we evaluate any large variance between the high and low price. We obtain any available market data that provides insight into the price through recent or comparable security trades, multiple broker bids and other pertinent information. This data may be available through the pricing service or based on data directly available to us. If as part of any of these processes, we are aware of data which we believe better supports the fair value, we challenge the quote provided by either the pricing service or broker. Any discrepancy identified from our processes are reviewed and resolved. The valuation committee approves the final prices. We believe these procedures are designed to enable us to estimate fair value.

Once we determine fair value of CRE securities, we review to ensure the instrument is properly classified pursuant to the fair value hierarchy consistent with accounting principles generally accepted in the United States, or U.S. GAAP, through our understanding of the valuation methodologies used by the pricing service via discussion with representatives of the pricing service and review of any documentation describing its valuation methodology.

Generally, when fair value is based on the pricing service or multiple broker quotes, we believe, based on our analysis, such quotes are based on observable inputs and are therefore classified as Level 2. Where the price is based on either a single broker quote or an internal pricing model, we generally consider such price to be based on less observable data and therefore classify such instruments as Level 3.

Revenue Recognition

Real Estate Debt Investments

Interest income is recognized on an accrual basis and any related premium, discount, origination costs and fees are amortized over the life of the investment using the effective interest method. The amortization is reflected as an adjustment to interest income in our consolidated statements of operations. The amortization of a premium or accretion of a discount is discontinued if such loan is reclassified to held for sale.

Operating Real Estate

Rental and other income from operating real estate is derived from the leasing of space to various types of tenants. Rental revenue recognition commences when the tenant takes legal possession of the leased space and the leased space is substantially ready for its intended use. The leases are for fixed terms of varying length and generally provide for annual rentals and expense reimbursements to be paid in monthly installments. Rental income from leases is recognized on a straight-line basis over the term of the respective leases. The excess of rent recognized over the amount contractually due pursuant to the underlying leases is included in receivables on our consolidated balance sheets. We amortize any tenant inducements as a reduction of revenue utilizing the straight-line method over the term of the lease. Other income represents revenue from tenant/operator leases which provide for the recovery of all or a portion of the operating expenses and real estate taxes paid by us on behalf of the respective property. This revenue is recognized in the same period as the expenses are incurred.

In a situation in which a lease(s) associated with a significant tenant have been, or are expected to be, terminated early, we evaluate the remaining useful life of depreciable or amortizable assets in the asset group related to the lease that will be terminated (i.e., tenant improvements, above- and below-market lease intangibles, in-place lease value and deferred leasing costs). Based upon consideration of the facts and circumstances surrounding the

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termination, we may write-off or accelerate the depreciation and amortization associated with the asset group. Such amounts are included within rental and other income for above- and below-market lease intangibles and depreciation and amortization for the remaining lease related asset groups in the consolidated statements of operations.

Real Estate Securities

Interest income is recognized using the effective interest method with any premium or discount amortized or accreted through earnings based on expected cash flow through the expected maturity date of the security. Changes to expected cash flow may result in a change to the yield which is then applied retrospectively for high-credit quality securities that cannot be prepaid or otherwise settled in such a way that the holder would not recover substantially all of the investment or prospectively for all other securities to recognize interest income.

Credit Losses and Impairment on Investments

Real Estate Debt Investments

Loans are considered impaired when, based on current information and events, it is probable that we will not be able to collect all principal and interest amounts due according to the contractual terms. We assess the credit quality of the portfolio and adequacy of loan loss reserves on a quarterly basis or more frequently as necessary. Significant judgment of management is required in this analysis. We consider the estimated net recoverable value of the loan as well as other factors, including but not limited to the fair value of any collateral, the amount and the status of any senior debt, the quality and financial condition of the borrower and the competitive situation of the area where the underlying collateral is located. Because this determination is based on projections of future economic events, which are inherently subjective, the amount ultimately realized may differ materially from the carrying value as of the balance sheet date. If upon completion of the assessment, the estimated fair value of the underlying collateral is less than the net carrying value of the loan, a loan loss reserve is recorded with a corresponding charge to provision for loan losses. The loan loss reserve for each loan is maintained at a level that is determined to be adequate by management to absorb probable losses.

Income recognition is suspended for a loan at the earlier of the date at which payments become 90-days past due or when, in the opinion of management, a full recovery of income and principal becomes doubtful. When the ultimate collectability of the principal of an impaired loan is in doubt, all payments are applied to principal under the cost recovery method. When the ultimate collectability of the principal of an impaired loan is not in doubt, contractual interest is recorded as interest income when received, under the cash basis method until an accrual is resumed when the loan becomes contractually current and performance is demonstrated to be resumed. Interest accrued and not collected will be reversed against interest income. A loan is written off when it is no longer realizable and/or legally discharged. As of December 31, 2016, we did not have any impaired CRE debt investments.

Operating Real Estate

Our real estate portfolio is reviewed on a quarterly basis, or more frequently as necessary, to assess whether there are any indicators that the value of our operating real estate may be impaired or that its carrying value may not be recoverable. A property’s value is considered impaired if management’s estimate of the aggregate expected future undiscounted cash flow generated by the property is less than the carrying value. In conducting this review, management considers U.S. macroeconomic factors, real estate sector conditions and asset specific and other factors. To the extent an impairment has occurred, the loss is measured as the excess of the carrying value of the property over the estimated fair value and recorded in impairment on operating real estate in our consolidated statements of operations. As of December 31, 2016, we did not have any impaired operating real estate.

An allowance for a doubtful account for a tenant receivable is established based on a periodic review of aged receivables resulting from estimated losses due to the inability of tenants to make required rent and other

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payments contractually due. Additionally, we establish, on a current basis, an allowance for future tenant credit losses on unbilled rent receivable based on an evaluation of the collectability of such amounts.

Real Estate Securities

CRE securities for which the fair value option is elected are not evaluated for other-than-temporary impairment, or OTTI, as any change in fair value is recorded in our consolidated statements of operations. Realized losses on such securities are reclassified to realized gain (loss) on investments as losses occur.

CRE securities for which the fair value option is not elected are evaluated for OTTI quarterly. Impairment of a security is considered to be other-than-temporary when: (i) the holder has the intent to sell the impaired security; (ii) it is more likely than not the holder will be required to sell the security; or (iii) the holder does not expect to recover the entire amortized cost of the security. When a CRE security has been deemed to be other-than-temporarily impaired due to (i) or (ii), the security is written down to its fair value and an OTTI is recognized in our consolidated statements of operations. In the case of (iii), the security is written down to its fair value and the amount of OTTI is then bifurcated into: (a) the amount related to expected credit losses; and (b) the amount related to fair value adjustments in excess of expected credit losses. The portion of OTTI related to expected credit losses is recognized in our consolidated statements of operations. The remaining OTTI related to the valuation adjustment is recognized as a component of accumulated OCI in our consolidated statements of equity. CRE securities which are not high-credit quality are considered to have an OTTI if the security has an unrealized loss and there has been an adverse change in expected cash flow. The amount of OTTI is then bifurcated as discussed above. As of December 31, 2016, we did not have any OTTI recorded on our CRE securities.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board or FASB issued an accounting update requiring a company to recognize as revenue the amount of consideration it expects to be entitled to in connection with the transfer of promised goods or services to customers. The accounting standard update will replace most of the existing revenue recognition guidance currently promulgated by U.S. GAAP. In July 2015, the FASB decided to delay the effective date of the new revenue standard by one year. The effective date of the new revenue standard for us will be January 1, 2018. Leases are specifically excluded from this guidance and will be governed by the applicable lease codification; however, this update may have implications in certain variable payment terms included in lease agreements and in sale and leaseback transactions. We are currently assessing the potential effect of the adoption on our consolidated financial statements and related disclosures, as applicable.

In February 2015, the FASB issued updated guidance that changes the rules regarding consolidation. The pronouncement eliminates specialized guidance for limited partnerships and similar legal entities and removes the indefinite deferral for certain investment funds. The new guidance is effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. We adopted this guidance in the first quarter 2016 and determined our Operating Partnership is considered a VIE. We are the primary beneficiary of the VIE, the VIE’s assets can be used for purposes other than the settlement of the VIE’s obligations and our partnership interest is considered a majority voting interest. As such, this standard resulted in the identification of additional VIEs, however it did not have a material impact on our consolidated financial position or results of operations.

In January 2016, the FASB issued an accounting update that addressed certain aspects of accounting and disclosure requirements of financial instruments, including the requirement that equity investments with readily determinable fair value be measured at fair value with changes in fair value recognized in results of operations. The new guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. We do not have any equity investments with readily determinable fair value recorded as available-for-sale. We do not believe that this guidance will have a material impact on our consolidated financial statements and related disclosures.

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In February 2016, the FASB issued an accounting update that sets out the principles for the recognition, measurement, presentation, and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The update requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase of the leased asset by the lessee. This classification will determine whether the lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. Additionally, the new update will require that lessees and lessors capitalize, as initial direct costs, only those costs that are incurred due to the execution of a lease. The new guidance is to be applied using a modified retrospective approach at the beginning of the earliest comparative period in the financial statements and is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. We are currently assessing the potential effect the adoption of this guidance will have on our consolidated financial statements and related disclosures.

In March 2016, the FASB issued guidance which eliminates the requirement for an investor to retroactively apply the equity method when its increase in ownership interest (or degree of influence) in an investee triggers equity method accounting. The update requires that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. The update should be applied prospectively upon their effective date to increases in the level of ownership interests or degree of influence that results in the adoption of the equity method. The guidance is effective for fiscal years beginning after December 15, 2016 and interim periods within those fiscal years. We will adopt the new guidance prospectively on January 1, 2017 and do not expect the adoption of this standard to have a material impact on our consolidated financial statements and related disclosures.

In March 2016, the FASB issued guidance which amends several aspects of the accounting for equity-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities and classification on the statements of cash flows. The guidance is effective for interim and annual reporting periods in fiscal years beginning after December 15, 2016. We will adopt the new guidance prospectively on January 1, 2017 and do not expect the adoption of this standard to have a material impact on our consolidated financial statements and related disclosures.

In June 2016, the FASB issued guidance that changes the impairment model for certain financial instruments by requiring companies to recognize an allowance for expected losses, rather than incurred losses as required currently by the incurred loss approach. The guidance will apply to most financial assets measured at amortized cost and certain other instruments, including trade and other receivables, loans, held-to-maturity debt securities, net investments in leases and off-balance-sheet credit exposures (e.g., loan commitments). The new guidance is effective for reporting periods beginning after December 15, 2019 and will be applied as a cumulative adjustment to retained earnings as of the effective date. We are currently assessing the potential effect the adoption of this guidance will have on our consolidated financial statements and related disclosures.

In August 2016, the FASB issued guidance that makes eight targeted changes to how cash receipts and cash payments are presented and classified in the statement of cash flows. The guidance is effective for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The new guidance requires adoption on a retrospective basis unless it is impracticable to apply, in which case we would be required to apply the amendments prospectively as of the earliest date practicable. We do not believe that this guidance will have a material impact on our consolidated financial statements and related disclosures.

In November 2016, the FASB issued guidance which requires entities to show the changes in the total of cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. Entities

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will no longer present transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. The guidance is effective for reporting periods beginning after December 15, 2017 and will be applied retrospectively to all periods presented. We do not believe that this guidance will have a material impact on our consolidated financial statements and related disclosures.

In January 2017, the FASB issued guidance to clarify the definition of a business under ASC 805. This new standard clarifies the definition of a business and provides a screen to determine when an integrated set of assets and activities is not a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. The guidance is effective for fiscal years, and interim periods within those years, beginning December 15, 2017. The amendments in this update will be applied on a prospective basis. We expect that acquisitions of real estate or in-substance real estate will not meet the revised definition of a business because substantially all of the fair value is concentrated in a single identifiable asset or group of similar identifiable assets (i.e. land, buildings, and related intangible assets).

Results of Operations

Comparison of the Year Ended December 31, 2016 to 2015 (dollars in thousands):

	Years Ended December 31,		Increase (Decrease)
	2016	2015	Amount	%
Net interest income
Interest income	$64,333	$35,555	$28,778	80.9%
Interest expense	15,475	10,001	5,474	54.7%

Net interest income	48,858	25,554	23,304	91.2%
Property and other revenues
Rental and other income	43,121	19,603	23,518	120.0%

Total property and other revenues	43,121	19,603	23,518	120.0%
Expenses
Asset management and other fees - related party	20,222	16,463	3,759	22.8%
Mortgage notes interest expense	13,612	6,778	6,834	100.8%
Transaction costs	1,681	7,022	(5,341)	(76.1)%
Property operating expenses	13,557	5,860	7,697	131.3%
General and administrative expenses	9,964	8,275	1,689	20.4%
Depreciation and amortization	20,745	11,812	8,933	75.6%

Total expenses	79,781	56,210	23,571	41.9%
Other income (loss)
Unrealized gain (loss) on investments	553	—	553	100.0%
Realized gain (loss) on investments	(34)	—	(34)	100.0%

Income (loss) before equity in earnings (losses) of unconsolidated ventures and income tax benefit (expense)	12,717	(11,053)	23,770	215.1%
Equity in earnings (losses) of unconsolidated ventures	11,611	6,021	5,590	92.8%
Income tax benefit (expense)	(1,879)	(359)	(1,520)	423.4%

Net income (loss)	$22,449	$(5,391)	$27,840	516.4%

Net Interest Income

Net interest income is interest income generated on our interest-earning assets less interest expense on our related interest-bearing liabilities.

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The following table presents the average balance of interest-earning assets less related interest-bearing liabilities, associated interest income and expense and corresponding yield earned and incurred for the years ended December 31, 2016 and 2015. Amounts presented have been impacted by the timing of new investments and repayments during the period (dollars in thousands):

	Years Ended December 31,
	2016				2015
	Average Carrying Value(1)	Interest Income/ Expense(2)	WA Yield/ Financing Cost(3)		Average Carrying Value(1)	Interest Income/ Expense(2)	WA Yield/ Financing Cost(3)
Interest-earning assets:
CRE debt investments	$804,376	$57,524	7.15%		$682,944	$35,341	5.17%
CRE securities investments	60,584	6,575	10.85%		17,943	202	7.38	%(4)

	864,960	64,099	7.41%		700,887	35,543	5.23%

Interest-bearing liabilities:
Credit facilities	385,997	13,049	3.38%		345,228	9,964	2.89%
Securitization bonds payable	191,315	989	2.83	%(5)	—	—	—
Other notes payable	39,868	1,437	3.60%		39,868	37	3.06	%(6)

	617,180	15,475	3.22%		385,096	10,001	2.90%

Other interest income(7)		234				12

Net interest income		$48,858				$25,554

(1)	Based on amortized cost for CRE debt and securities investments and principal amount for credit facilities, other notes payable, and securitization bonds payable. All amounts are calculated based on quarterly averages.
(2)	Includes the effect of amortization of premium or accretion of discount and deferred fees.
(3)	Calculated as annualized interest income or expense divided by average carrying value.
(4)	Represents annualized weighted average unlevered yield of securities purchased during the fourth quarter 2015.
(5)	Represents annualized weighted average interest rate on securitization bonds payable executed during the fourth quarter 2016.
(6)	Represents annualized weighted average interest rate on other notes payable executed during the fourth quarter 2015.
(7)	Primarily interest income earned on money market funds.

Interest income increased $28.8 million during the year ended December 31, 2016 as compared to the year ended December 31, 2015, primarily as a result of an increase of $164.1 million in the average carrying value and 2.18% in weighted average yield of CRE debt and securities investments. The increase in the average carrying value is a result of the origination or acquisition of 12 CRE debt investments, including senior loan participations, and eight CRE securities investments subsequent to December 31, 2015, partially offset by debt sales and repayments during the year ended December 31, 2016.

Interest expense increased $5.5 million during the year ended December 31, 2016 as compared to the year ended December 31, 2015, primarily as a result of a higher average carrying value of borrowings on our Term Loan and CMBS Credit Facilities and the issuance of securitization bonds payable in November 2016.

Property and Other Revenues

Rental and Other Income

Rental and other income increased $23.5 million as a result of a full year’s impact of two real estate investment portfolios acquired in June 2015 and August 2015, respectively, as well as increased occupancy at our multi-

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tenant office portfolio. The weighted average occupancy rate at our multi-tenant office portfolio was 93.4% and 75.2% as of December 31, 2016 and 2015, respectively.

Expenses

Asset Management and Other Fees - Related Party

Asset management and other fees increased $3.8 million to $20.2 million for the year ended December 31, 2016. During the year ended December 31, 2016, asset management fees increased as a result of a higher level of invested assets. The increase in asset management fees was partially offset by a decrease in CRE equity-related acquisition fees to our Advisor, as we did not incur any such fees during the year ended December 31, 2016.

Mortgage Notes Interest Expense

Mortgage notes interest expense increased $6.8 million as a result of a full year’s impact of two real estate investment portfolios acquired in June 2015 and August 2015, respectively.

Transaction Costs

Transaction costs represent costs such as professional fees associated with new investments and transactions. Transaction costs for the year ended December 31, 2016 of $1.7 million were the result of costs associated with the purchase of PE Investments and sales of debt investments. Transaction costs for the year ended December 31, 2015 of $7.0 million are a result of acquiring two real estate investment portfolios and two PE Investments as well as costs associated with debt investment financing activities.

Property Operating Expenses

Property operating expenses increased $7.7 million were the result of a full year’s impact of two real estate investment portfolios acquired in June 2015 and August 2015, respectively.

General and Administrative Expenses

General and administrative expenses are incurred at the corporate level and include auditing and professional fees, director fees and other costs associated with operating our business which are primarily paid by our Advisor on our behalf in accordance with our advisory agreement. Reimbursements to our Advisor are limited in any given period based on a calculation further detailed in Related Party Arrangements. General and administrative expenses increased $1.7 million primarily as a result of a higher level of invested assets in 2016 as compared to 2015. The increase was partially offset by disposition fees incurred to our Advisor in September 2016 related to the sale of CRE debt investments, which are included in the calculation in determining the limit of operating expense allowed for reimbursement. Similar disposition fees were not incurred during the year ended December 31, 2015. Such disposition fees related to the sale of CRE debt investments are recorded in asset management and other fees - related party.

Depreciation and Amortization

Depreciation and amortization increased $8.9 million as a result of a full year’s impact of two real estate investment portfolios acquired in June 2015 and August 2015, respectively.

Equity in Earnings (Losses) of Unconsolidated Ventures

Equity in earnings (losses) of unconsolidated ventures increased $5.6 million attributable to earnings from PE Investments I, II, and III acquired in March 2015, August 2015, and September 2016, respectively.

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Income Tax Benefit (Expense)

For the years ended December 31, 2016 and 2015, income tax expense of $1.9 million and $0.4 million, respectively, was recorded related to earnings from PE Investments I and III acquired in March 2015 and September 2016, respectively.

Comparison of the Year Ended December 31, 2015 to 2014 (dollars in thousands):

	Years Ended December 31,		Increase (Decrease)
	2015	2014	Amount	%
Net interest income
Interest income	$35,555	$11,539	$24,016	208.1%
Interest expense	10,001	3,231	6,770	209.5%

Net interest income	25,554	8,308	17,246	207.6%

Property and other revenues
Rental and other income	19,603	—	19,603	100.0%

Total property and other revenues	19,603	—	19,603	100.0%

Expenses
Asset management and other fees - related party	16,463	2,601	13,862	532.9%
Mortgage notes interest expense	6,778	—	6,778	100.0%
Transaction costs	7,022	—	7,022	100.0%
Property operating expenses	5,860	—	5,860	100.0%
General and administrative expenses	8,275	2,524	5,751	227.9%
Depreciation and amortization	11,812	—	11,812	100.0%

Total expenses	56,210	5,125	51,085	996.8%

Income (loss) before equity in earnings (losses) of unconsolidated ventures and income tax benefit (expense)	(11,053)	3,183	(14,236)	(447.3)%
Equity in earnings (losses) of unconsolidated ventures	6,021	—	6,021	100.0%
Income tax benefit (expense)	(359)	—	(359)	100.0%

Net income (loss)	$(5,391)	$3,183	$(8,574)	(269.4)%

Net Interest Income

Net interest income is interest income generated on our interest-earning assets less interest expense on our related interest-bearing liabilities.

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The following table presents the average balance of interest-earning assets less related interest-bearing liabilities, associated interest income and expense and corresponding yield earned and incurred for the years ended December 31, 2015 and 2014. Amounts presented have been impacted by the timing of new investments and repayments during the period (dollars in thousands):

	Years Ended December 31,
	2015				2014
	Average Carrying Value(1)	Interest Income/ Expense(2)	WA Yield/ Financing Cost(3)		Average Carrying Value(1)	Interest Income/ Expense(2)	WA Yield/ Financing Cost(3)
Interest-earning assets:
CRE debt investments	$682,944	$35,341	5.17%		$287,261	$11,539	4.02%
CRE securities investments	17,943	202	7.38	%(4)	—	—	—

	700,887	35,543	5.23%		287,261	11,539	4.02%

Interest-bearing liabilities:
Credit facilities	345,228	9,964	2.89%		165,469	3,231	1.95%
Other notes payable	39,868	37	3.06	%(5)	—	—	—

	385,096	10,001	2.90%		165,469	3,231	1.95%

Other interest income		12				—

Net interest income		$25,554				$8,308

(1)	Based on amortized cost for CRE debt and securities investments and principal amount for credit facilities and other notes payable. All amounts are calculated based on quarterly averages.
(2)	Includes the effect of amortization of premium or accretion of discount and deferred fees.
(3)	Calculated as annualized interest income or expense divided by average carrying value.
(4)	Represents annualized weighted average unlevered yield of securities purchased during the fourth quarter 2015.
(5)	Represents annualized weighted average interest rate on other notes payable executed during the fourth quarter 2015.

Interest income increased $24.0 million during the year ended December 31, 2015 as compared to the year ended December 31, 2014, primarily as a result of an increase of $413.6 million in the average carrying value and 1.21% in weighted average yield of CRE debt and securities investments. The increase in the average carrying value is a result of the origination or acquisition of 12 CRE debt investments and three CRE securities investments during the year ended December 31, 2015.

Interest expense increased $6.8 million during the year ended December 31, 2015 as compared to the year ended December 31, 2014 primarily as a result of borrowings on our Term Loan Facilities and related amortization of deferred financing costs.

Property and Other Revenues

Rental and Other Income

Rental and other income increased $19.6 million as a result of two real estate investment portfolios, acquired in June 2015 and August 2015, respectively. There were no real estate investment portfolios in 2014.

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Expenses

Asset Management and Other Fees - Related Party

Asset management and other fees increased $13.9 million to $16.5 million for the year ended December 31, 2015. The overall increase was a result of increased investment activity in 2015 as compared to 2014. In addition, asset management fees also increased as a result of a higher level of invested assets.

Mortgage Notes Interest Expense

Mortgage notes interest expense increased $6.8 million as a result of mortgage notes obtained in connection with the acquisition of two real estate investment portfolios acquired in June 2015 and August 2015, respectively. There were no real estate investment portfolios in 2014.

Transaction Costs

Transaction costs represent costs such as professional fees associated with new investments. Transaction costs for the year ended December 31, 2015 of $7.0 million were the result of acquisitions of real estate investment portfolios as well as costs associated with debt investment financing activity. There were no real estate investment portfolios acquired or transaction costs incurred in 2014.

Property Operating Expenses

Property operating expenses increased $5.9 million as a result of two real estate investment portfolios, acquired in June 2015 and August 2015, respectively. There were no real estate investment portfolios in 2014.

General and Administrative Expenses

General and administrative expenses are incurred at the corporate level and include auditing and professional fees, director fees and other costs associated with operating our business which are primarily paid by our Advisor on our behalf in accordance with our advisory agreement. Reimbursements to our Advisor are limited in any given period based on a calculation further detailed in Related Party Arrangements. General and administrative expenses increased $5.8 million primarily as a result of a higher level of invested assets in 2015 as compared to 2014.

Depreciation and Amortization

Depreciation and amortization increased $11.8 million as a result of two real estate investment portfolios, acquired in June 2015 and August 2015, respectively. There were no real estate investment portfolios in 2014.

Equity in Earnings (Losses) of Unconsolidated Ventures

Equity in earnings (losses) of unconsolidated ventures increased $6.0 million attributable to earnings from PE Investments I and II acquired in March 2015 and August 2015, respectively. There were no unconsolidated ventures in 2014.

Income Tax Benefit (Expense)

For the year ended December 31, 2015, income tax expense of $0.4 million was recorded related to earnings from PE Investment I. We did not incur any income tax expense for the year ended December 31, 2014.

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Liquidity and Capital Resources

We require capital to fund our investment activities, operating expenses and to make distributions. Subsequent to the close of our Primary Offering, our capital sources may include net proceeds from asset repayments and sales, securitization financing transactions, borrowings under our Credit Facilities, mortgage notes and other term borrowings. As of March 10, 2017, current available cash has been committed to existing investments.

Our charter limits us from incurring borrowings that would exceed 300% of our net assets. We cannot exceed this limit unless any excess in borrowing over such level is approved by a majority of our independent directors. We would need to disclose any such approval to our stockholders in our next quarterly report along with the justification for such excess. An approximation of this leverage calculation, excluding indirect leverage held through our unconsolidated joint venture investments, is 75% of our assets, other than intangibles, before deducting loan loss reserves, other non-cash reserves and depreciation and as of December 31, 2016, our leverage was 46%.

From inception through March 10, 2017, we have raised total gross proceeds of $1.1 billion. We are no longer raising capital from our Offering and we have invested or committed to invest a substantial majority of the net proceeds from our Offering. Following the recent closing of our Offering, we only expect to raise new equity capital through our DRP, and as such, do not expect significant new investment activity. However, as investments are repaid or sold, we expect that those proceeds will be reinvested. Our inability to invest these proceeds could reduce our net income and limit our ability to make distributions. Further, we have certain fixed direct and indirect operating expenses, including certain expenses as a publicly registered REIT. We expect our net income from operations will be sufficient to cover such expenses.

In addition to making investments in accordance with our investment objectives, we use our capital resources to make certain payments to our Advisor, our Prior Advisor and our Dealer Manager. During our organization and offering stage, these payments include payments to our Dealer Manager for selling commissions, dealer manager fees, and distribution fees and payments to our Advisor, Prior Advisor or their affiliates, as applicable, for reimbursement of certain organization and offering costs. However, we will not be obligated to reimburse our Advisor, or its affiliates, as applicable, to the extent that the aggregate of selling commissions, dealer manager fees and other organization and offering costs incurred by us exceed 15% of gross proceeds from our Offering. During our acquisition and development stage, we expect to make payments to our Advisor, or its affiliates, as applicable, in connection with the selection and origination or acquisition of investments, the management of our assets and costs incurred by our Advisor in providing services to us. On June 30, 2014, we entered into a new advisory agreement with our Advisor, on terms substantially similar to those set forth in our prior advisory agreement with our Prior Advisor, which has a one-year term but may be renewed for an unlimited number of successive one-year periods upon the mutual consent of our Advisor and our board of directors, including a majority of our independent directors. We renewed our advisory agreement with our Advisor on June 30, 2016 for an additional one-year term, with terms identical to those in effect through June 30, 2016.

Our Primary Offering closed effective November 9, 2016. We continue to offer and sell shares pursuant to our DRP at the most recently disclosed estimated value per share of each share class. Prior to the closing, $150.0 million of the unsold shares remaining from our Primary Offering were allocated to our DRP, for a total of $300.0 million in shares offered pursuant to our DRP. As of March 10, 2017, $235.9 million in shares were available to be issued pursuant to our DRP. We may amend, suspend or terminate our DRP for any reason, except to eliminate a participant’s ability to withdraw from our DRP, upon ten days written notice.

Securitization Financing Transactions

In November 2016, we entered into a $284.2 million securitization financing transaction, or Securitization 2016-1. The transaction was collateralized by a pool of 10 CRE debt investments with an aggregate principal balance of $254.7 million primarily originated by us and three senior participations with an aggregate principal

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balance of $29.5 million originated by NorthStar Real Estate Income Trust, Inc., or NorthStar Income, a company managed by an affiliate of our Sponsor. Future funding commitments of $9.2 million and $4.6 million related to collateralized debt investments originated by us and NorthStar Income, respectively, were funded into the securitization trust at time of closing. A total of $194.0 million of permanent, non-recourse, non-mark-to-market investment-grade securitization bonds were issued, representing an advance rate of 68.3% at a weighted average coupon of LIBOR plus 2.07%. We retained $90.2 million of the non-investment grade securities and equity interests in the transaction, which we refer to as our retained equity interest in Securitization 2016-1. An affiliate of NorthStar Income retained $14.9 million of junior participations in the collateral it contributed. As a result of U.S. GAAP requirements for transfers of financial assets, the senior participations are recorded as Loan collateral receivable, related party, on our consolidated balance sheets. Refer to Note 2, “Summary of Significant Accounting Policies” in our accompanying consolidated financial statements for additional information. An affiliate of our Sponsor was appointed special servicer of Securitization 2016-1.

Securitization 2016-1 provides permanent, non-recourse, non-mark-to market financing for a portion of our CRE debt investments that were generally initially financed on our Term Loan Facilities. In the future, we expect to execute similar transactions to finance our newly-originated debt investments that might initially be financed on our Term Loan Facilities, although there is no assurance that will be the case. As of March 10, 2017, we had $192.8 million of securitization bonds issued and outstanding.

Credit Facilities

Our credit facilities include three secured Term Loan Facilities and three CMBS Credit Facilities.

Our Term Loan Facilities provide an aggregate principal amount of up to $650.0 million to finance the origination of first mortgage loans and senior loan participations secured by CRE. The interest rates and advance rates depend on asset type and characteristics. Maturity dates of our Term Loan Facilities range from July 2017 to June 2019 and have extensions available at our option with maturity dates ranging from July 2019 to June 2020, subject to the satisfaction of certain customary conditions.

In July 2016, we exercised our second one-year extension for the Deutsche Bank Facility.

Also in July 2016, we amended the terms of the Morgan Stanley Facility, increasing the total potential borrowing capacity under the Morgan Stanley Facility from $200.0 million to $300.0 million and, subject to certain conditions precedent, extending the initial maturity of the Morgan Stanley Facility by twelve months to June 2019. All other terms governing the Morgan Stanley Facility remain substantially the same.

In October 2016, we amended the terms of the Citibank Facility, increasing the total potential borrowing capacity under the Citibank Facility from $100.0 million to $150.0 million and, subject to certain conditions precedent, extending the initial maturity of the Citibank Facility by two years to October 2018. All other terms governing the Citibank Facility remain substantially the same.

Our Term Loan Facilities contain representations, warranties, covenants, conditions precedent to funding, events of default and indemnities that are customary for agreements of this type. We are currently in compliance with all of our financial covenants under our Term Loan Facilities. As of March 10, 2017, we had up to $447.0 million of available borrowings under our Term Loan Facilities.

In October 2015, January 2016, and April 2016, we entered into master repurchase agreements, or the Merrill Lynch Facility, Citibank Facility, and JP Morgan Facility, respectively, and collectively the CMBS Credit Facilities, to finance CMBS investments. The CMBS Credit Facilities are on a recourse basis and contain representations, warranties, covenants, conditions precedent to funding, events of default and indemnities that are customary for agreements of this type. The advance rates and maturity dates of our CMBS Credit Facilities depend on asset type.

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Cash Flows

The following table presents a summary of our consolidated statements of cash flows for the years ended December 31, 2016, 2015 and 2014 (dollars in thousands):

	Years Ended December 31,			2016 vs. 2015 Change	2015 vs. 2014 Change
Cash flow provided by (used in):	2016	2015	2014
Operating activities	$34,591	$11,978	$2,129	$22,613	$9,849
Investing activities	(278,677)	(884,627)	(484,002)	605,950	(400,625)
Financing activities	142,297	1,010,879	516,234	(868,582)	494,645

Net change in cash and cash equivalents	$(101,789)	$138,230	$34,361	$(240,019)	$103,869

Year Ended December 31, 2016 Compared to December 31, 2015

Operating Activities

Our cash flows from operating activities depends on numerous factors including the changes to net interest income and net operating income generated from our investments, distributions from PE Investments, fees paid to our Advisor for the management of our investments, transaction costs on new investments, and general and administrative expenses. Our net cash provided by operating activities increased by $22.6 million for the year ended December 31, 2016 compared to the year ended December 31, 2015, primarily as a result of increased invested assets generating higher net interest income, net operating income, and equity in earnings, respectively.

Investing Activities

Our cash flows from investing activities is generally used to fund debt investment originations and investment acquisitions, net of proceeds received from dispositions or repayments of real estate assets. Our net cash used in investing activities decreased by $606.0 million for the year ended December 31, 2016 compared to the year ended December 31, 2015. Cash flows used in investing activities for the year ended December 31, 2016 was primarily a result of acquiring and originating new investments, including CRE debt, CRE securities and PE Investments, partially offset by CRE debt investment sales and repayments as well as distributions received from PE Investments. Cash flows used in investing activities for the year ended December 31, 2015 was primarily a result of acquiring and originating investments, including two operating real estate portfolios, two PE Investments, and CRE debt investments, partially offset by CRE debt investment repayments.

Financing Activities

Our cash flows from financing activities is principally impacted by our capital raising activities, net of distributions paid on common stock and borrowings credit facilities and mortgage notes payable. Our net cash provided by financing activities decreased by $868.6 million for the year ended December 31, 2016 compared to the year ended December 31, 2015, primarily as a result of lower net proceeds from the issuance of shares of our common stock through our Offering, repayments of borrowings, partially offset by new borrowings, and an increase in distributions paid.

Year Ended December 31, 2015 Compared to December 31, 2014

Operating Activities

Our net cash provided by operating activities increased by $9.8 million for the year ended December 31, 2015 compared to the year ended December 31, 2014 primarily as a result of increased invested assets generating higher net interest income, net operating income, and equity in earnings.

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Investing Activities

Our net cash used in investing activities increased by $400.6 million for the year ended December 31, 2015 as compared to the year ended December 31, 2014. Cash flows used in investing activities for the year ended December 31, 2015 was primarily a result of acquiring and originating investments, including two operating real estate portfolios, two PE Investments, and CRE debt investments, partially offset by CRE debt investment repayments. Cash flows used in investing activities for the year ended December 31, 2014 was primarily a result of originating CRE debt investments.

Financing Activities

Our net cash provided by financing activities increased $494.6 million for the year ended December 31, 2015 as compared to the year ended December 31, 2014 primarily as a result of higher net proceeds from the issuance of shares of our common stock through our Offering and proceeds from borrowings, partially offset by distributions paid and redemptions of shares of our common stock.

Contractual Obligations and Commitments

The following table presents contractual obligations and commitments as of December 31, 2016 (dollars in thousands):

	Payments Due by Period
		2017	2018 - 2019	2020 - 2021
	Total	Less than 1 year	1-3 years(5)	3-5 years(6)	More than 5 years
Credit Facilities(1)	$241,407	$38,415	$101,992	$101,000	$—
Securitization bonds payable	193,980	—	—	—	193,980
Mortgage and other notes payable(1)	378,038	—	—	128,038	250,000
Estimated interest payments(1)(2)	206,428	26,470	52,030	36,709	91,219
Unfunded commitments	23,021	10,200	12,634	187	—
PE Investments(3)	23,822	23,822	—	—	—

Total(4)	$1,066,696	$98,907	$166,656	$265,934	$535,199

(1)	Calculated based on the final maturity dates.
(2)	Applicable LIBOR benchmark plus the respective spread as of December 31, 2016 was used to estimate payments for our floating-rate borrowings.
(3)	Includes an estimated $0.4 million in future fundings for PE Investment I and deferred purchase price obligations of $23.4 million for PE Investment III, which includes the proportionate share of an obligation owed through a joint investment within PE Investment III.
(4)	Subject to certain restrictions and limitations, our Advisor is responsible for managing our affairs on a day-to-day basis and for identifying, originating, acquiring and asset managing investments on our behalf. For such services, our Advisor receives management fees from us. The table above does not include amounts due under the advisory agreement as those obligations do not have fixed and determinable payments.
(5)	Total includes $38.4 million and $128.3 million for years ended December 31, 2018 and 2019, respectively.
(6)	Total includes $121.6 million and $144.3 million for years ended December 31, 2020 and 2021, respectively.

Off-Balance Sheet Arrangements

As of December 31, 2016, we are not dependent on the use of any off-balance sheet financing arrangements for liquidity. We have made investments in unconsolidated ventures. Refer to “Note 5, Investments in Private Equity Funds” in Item 8. “Financial Statements and Supplementary Data” for a discussion of such unconsolidated

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ventures in our consolidated financial statements. In each case, our exposure to loss is limited to the carrying value of our investment plus any unfunded commitments and our proportionate share of any obligations owed through joint investments.

Related Party Arrangements

Advisor

Subject to certain restrictions and limitations, our Advisor is responsible for managing our affairs on a day-to-day basis and for identifying, originating, acquiring and asset managing investments on our behalf. Our Advisor may delegate certain of its obligations to affiliated entities, which may be organized under the laws of the United States or foreign jurisdictions. References to our Advisor include our Advisor and any such affiliated entities. For such services, to the extent permitted by law and regulations, our Advisor receives fees and reimbursement from us. Below is a description and table of the fees and reimbursements incurred to our Advisor.

In June 2016, our advisory agreement was renewed for an additional one-year term commencing on June 30, 2016, with terms identical to those in effect through June 30, 2016.

Fees to Advisor

Asset Management Fee

Our Advisor receives a monthly asset management fee equal to one-twelfth of 1.25% of the sum of the amount funded or allocated for CRE investments, including expenses and any financing attributable to such investments, less any principal received on debt and securities investments (or our proportionate share thereof in the case of an investment made through a joint venture).

Incentive Fee

Our Advisor is entitled to receive distributions equal to 15.0% of our net cash flows, whether from continuing operations, repayment of loans, disposition of assets or otherwise, but only after stockholders have received, in the aggregate, cumulative distributions equal to their invested capital plus a 7.0% cumulative, non-compounded annual pre-tax return on such invested capital.

Acquisition Fee

Our Advisor also receives fees for providing structuring, diligence, underwriting advice and related services in connection with real estate acquisitions equal to 1.0% of the amount funded or allocated by us to originate or acquire investments, including acquisition costs and any financing attributable to such investments (or our proportionate share thereof in the case of an investment made through a joint venture). A fee paid to our Advisor in connection with or related to the origination or acquisition of CRE debt investments is included in CRE debt investments, net on our consolidated balance sheets and is amortized to interest income over the life of the investment using the effective interest method. An acquisition fee incurred related to an equity investment will generally be expensed as incurred. A fee paid to our Advisor in connection with an acquisition of an equity or debt investment in an unconsolidated joint venture is included in investments in unconsolidated ventures on our consolidated balance sheets.

Disposition Fee

For substantial assistance in connection with the sale of investments and based on the services provided, as determined by our independent directors, our Advisor receives a disposition fee up to 1.0% of the contract sales price of each CRE investment sold. We do not pay a disposition fee upon the maturity, prepayment, workout,

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modification or extension of a CRE debt investment unless there is a corresponding fee paid by our borrower, in which case the disposition fee is the lesser of: (i) 1.0% of the principal amount of the CRE debt investment prior to such transaction; or (ii) the amount of the fee paid by our borrower in connection with such transaction. If we take ownership of a property as a result of a workout or foreclosure of a CRE debt investment, we will pay a disposition fee upon the sale of such property. A disposition fee from the sale of a CRE investment is generally expensed and included in asset management and other fees - related party in our consolidated statements of operations. A disposition fee for a CRE debt investment incurred in a transaction other than a sale is included in CRE debt investments, net on our consolidated balance sheets and is amortized to interest income over the life of the investment using the effective interest method.

Reimbursements to Advisor

Operating Costs

Our Advisor is entitled to receive reimbursement for direct and indirect operating costs incurred by our Advisor in connection with administrative services provided to us. Our Advisor allocates, in good faith, indirect costs to us related to our Advisor’s and its affiliates’ employees, occupancy and other general and administrative costs and expenses in accordance with the terms of, and subject to the limitations contained in, the advisory agreement with our Advisor. The indirect costs include our allocable share of our Advisor’s compensation and benefit costs associated with dedicated or partially dedicated personnel who spend all or a portion of their time managing our affairs, based upon the percentage of time devoted by such personnel to our affairs. The indirect costs also include rental and occupancy, technology, office supplies, travel and entertainment and other general and administrative costs and expenses. However, there is no reimbursement for personnel costs related to executive officers (although there may be reimbursement for certain executive officers of our Advisor) and other personnel involved in activities for which our Advisor receives an acquisition fee or a disposition fee. Our Advisor allocates these costs to us relative to its and its affiliates’ other managed companies in good faith and has reviewed the allocation with our board of directors, including its independent directors. Our Advisor will update the board of directors on a quarterly basis of any material changes to the expense allocation and will provide a detailed review to the board of directors, at least annually, and as otherwise requested by the board of directors. We reimburse our Advisor quarterly for operating costs (including the asset management fee) based on a calculation for the four preceding fiscal quarters not to exceed the greater of: (i) 2.0% of our average invested assets; or (ii) 25.0% of our net income determined without reduction for any additions to reserves for depreciation, loan losses or other similar non-cash reserves and excluding any gain from the sale of assets for that period. Notwithstanding the above, we may reimburse our Advisor for expenses in excess of this limitation if a majority of our independent directors determines that such excess expenses are justified based on unusual and non-recurring factors. We calculate the expense reimbursement quarterly based upon the trailing twelve-month period.

Organization and Offering Costs

Our Advisor is entitled to receive reimbursement for organization and offering costs paid on behalf of us in connection with our Offering. We are obligated to reimburse our Advisor as applicable, for organization and offering costs to the extent the aggregate of selling commissions, dealer manager fees, distribution fees and other organization and offering costs do not exceed 15.0% of gross proceeds from our Offering. Our Advisor does not expect reimbursable organization and offering costs, excluding selling commissions and dealer manager fees, to exceed $15.0 million, or 1.0% of the total proceeds available to be raised from our Primary Offering. We shall not reimburse our Advisor for any organization and offering costs that our independent directors determine are not fair and commercially reasonable to us.

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Dealer Manager

Selling Commissions, Dealer Manager Fees, and Distribution Fees

Pursuant to a dealer manager agreement, we paid our Dealer Manager, selling commissions of up to 7.0% of gross proceeds from the sale of Class A shares and up to 2.0% of the gross proceeds from the sale of Class T shares sold in our Primary Offering, all of which were reallowed to participating broker-dealers. We paid our Dealer Manager a dealer manager fee of up to 3.0% of gross proceeds from the sale of Class A shares and up to 2.75% of the gross proceeds from the sale of Class T shares sold in our Primary Offering, a portion of which was typically reallowed to participating broker-dealers and paid to certain employees of our Dealer Manager.

In addition, we pay our Dealer Manager, a distribution fee of up to 1.0% annually of gross proceeds from the sale of Class T shares sold in our Primary Offering, all of which is available to be reallowed to participating broker-dealers. Our Dealer Manager will cease receiving distribution fees with respect to each Class T share upon the earliest to occur of the following: (i) a listing of our shares of common stock on a national securities exchange; (ii) such Class T share is no longer outstanding; (iii) our Dealer Manager’s determination that total underwriting compensation, with respect to all Class A shares and Class T shares would be in excess of 10% of the gross proceeds of our Primary Offering; or (iv) the end of the month in which total underwriting compensation, with respect to the Class T shares held by a stockholder within his or her particular account would be in excess of 10% of the stockholder’s total gross investment amount at the time of purchase of the primary Class T shares held in such account. During the year ended December 31, 2016, $5.8 million of distribution fees were recorded as a reduction to stockholders’ equity. As of December 31, 2016, the estimated liability for the present value of the expected future distribution fees payable to the Dealer Manager, which is included in due to related party on our consolidated balance sheets, with an offset to additional paid-in capital, was $5.0 million. We began issuing Class T shares in October 2015 and during the second quarter of 2016, commenced recording the estimated liability for future distribution fees payable related to all outstanding Class T shares. As of December 31, 2015, the estimated liability was immaterial. No selling commissions, dealer manager fees, or distribution fees are paid for sales pursuant to our DRP or for shares that were sold pursuant to our distribution support agreement, or our Distribution Support Agreement.

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Summary of Fees and Reimbursements

The following tables present the fees and reimbursements incurred and paid to our Advisor and our Dealer Manager for the years ended December 31, 2016 and 2015 and the amounts due to related party as of December 31, 2016, 2015, and 2014 (dollars in thousands):

		Due to Related Party as of December 31, 2015	Year Ended December 31, 2016		Due to Related Party as of December 31, 2016
Type of Fee or Reimbursement	Financial Statement Location		Incurred	Paid
Fees to Advisor Entities
Asset management	Asset management and other fees-related party	$1	$18,098	$(18,082)	$17
Acquisition(1)	Real estate debt investments, net / Asset management and other fees-related party	—	2,515	(2,515)	—
Disposition(1)	Real estate debt investments, net / Asset management and other fees-related party	19	2,944	(2,878)	85
Reimbursements to Advisor Entities
Operating costs(2)	General and administrative expenses	1	8,976	(8,966)	11
Offering	Cost of capital(3)	524	3,508	(3,760)	272
Selling Commissions	Cost of capital(3)	—	9,349	(9,349)	—
Dealer Manager Fees	Cost of capital(3)	—	6,851	(6,851)	—
Distribution Fees	Cost of capital(3)	8	5,797	(843)	4,962

Total		$553	$58,038	$(53,244)	$5,347

(1)	Acquisition/disposition fees incurred to our Advisor related to CRE debt investments are generally offset by origination/exit fees paid to us by borrowers if such fees are required from the borrower. Acquisition fees related to equity investments are included in asset management and other fees - related party in our consolidated statements of operations. Our Advisor may determine to defer fees or seek reimbursement. From inception through December 31, 2016, our Advisor waived $3.7 million of acquisition fees related to CRE securities and PE Investments.
(2)	As of December 31, 2016, our Advisor has incurred unreimbursed operating costs on our behalf of $15.5 million, that remain eligible to allocate to us. For the year ended December 31, 2016, total operating expenses included in the 2%/25% Guidelines represented 2.0% of average invested assets and 64.9% of net income without reduction for any additions to reserves for depreciation, loan losses or other similar non-cash reserves.
(3)	Cost of capital is included in net proceeds from issuance of common stock in our consolidated statements of equity. For the year ended December 31, 2016, the ratio of offering costs to total capital raised was 9.2%.

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		Due to Related Party as of December 31, 2014	Year Ended December 31, 2015		Due to Related Party as of December 31, 2015
Type of Fee or Reimbursement	Financial Statement Location		Incurred	Paid
Fees to Advisor Entities
Asset management	Asset management and other fees-related party	$—	$11,276	$(11,275)	$1
Acquisition(1)	Real estate debt investments, net / Asset management and other fees-related party	—	9,504	(9,504)	—
Disposition(1)	Real estate debt investments, net / Asset management and other fees-related party	—	548	(529)	19

Reimbursements to Advisor Entities
Operating costs(2)	General and administrative expenses	—	7,706	(7,705)	1
Organization	General and administrative expenses	25	128	(153)	—
Offering	Cost of capital(3)	468	3,754	(3,698)	524
Selling Commissions	Cost of capital(3)	—	35,560	(35,560)	—
Dealer Manager Fees	Cost of capital(3)	—	15,980	(15,980)	—
Distribution Fees	Cost of capital(3)	—	9	(1)	8

Total		$493	$84,465	$(84,405)	$553

(1)	Acquisition/disposition fees incurred to our Advisor related to CRE debt investments are generally offset by origination/exit fees paid to us by borrowers if such fees are required from the borrower. Acquisition fees related to equity investments are included in asset management and other fees - related party in our consolidated statements of operations. Our Advisor may determine to defer fees or seek reimbursement. From inception through December 31, 2015, our Advisor waived $0.2 million of acquisition fees related to CRE securities and PE Investments.
(2)	As of December 31, 2015, our Advisor has incurred unreimbursed operating costs on our behalf of $10.8 million, that remain eligible to allocate to us. For the year ended December 31, 2015, total operating expenses included in the 2%/25% Guidelines represented 2.0% of average invested assets and 237.3% of net income without reduction for any additions to reserves for depreciation, loan losses or other similar non-cash reserves.
(3)	Cost of capital is included in net proceeds from issuance of common stock in our consolidated statements of equity. For the year ended December 31, 2015, the ratio of offering costs to total capital raised was 10.0%.

NorthStar Realty Purchase of Common Stock

Pursuant to our Distribution Support Agreement, NorthStar Realty, which following the mergers became a subsidiary of our Sponsor, committed to purchase up to an aggregate of $10.0 million in shares of our common stock at a current offering price for Class A shares, net of selling commissions and dealer manager fees, if cash distributions exceed MFFO to provide additional funds to support distributions to stockholders. In March 2015, NorthStar Realty and our board of directors amended and restated our Distribution Support Agreement to, among other things, extend the term of our Distribution Support Agreement for one year to May 2016. In April 2016, our board of directors further amended and restated our Distribution Support Agreement to extend the term of our Distribution Support Agreement for the period ending upon the close of our Primary Offering. From inception through the expiration of our Distribution Support Agreement in November 2016, including the

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purchase of shares to satisfy the minimum offering requirement, 642,286 Class A shares of our common stock totaling $5.8 million were purchased under such commitment.

Investment Activity

In February 2016, we purchased a 51.0% interest in a mezzanine loan for $20.5 million at par and CMBS with a face value of $48.2 million at a discount to par of $21.3 million, from NorthStar Realty. The mezzanine loan purchase was in conjunction with a third party purchase of the remaining interest and bears interest at a fixed rate of 14.0%. The loan is secured by a to-be-completed multifamily property located in Queens, NY. The bond was purchased with an unlevered yield of 16.5%. As of purchase date, the weighted average expected maturity of the CMBS was 5.3 years. The purchases were approved by our board of directors, including all of its independent directors.

In September 2016, we completed the acquisition of a diversified portfolio of limited partnership or similar equity interests in real estate private equity funds, from NorthStar Realty, or PE Investment III. PE Investment III is comprised of interests in 41 funds managed by 20 institutional-quality sponsors and has an aggregate reported NAV of approximately $344.3 million as of March 31, 2016 (the “Record Date”). The funds hold interests in assets that are diversified geographically across 24 states and internationally and diversified by investment type, including mixed-use, multifamily, office and hotel properties.

We acquired PE Investment III at a price equal to 92.25% of the NAV as of the Record Date with $33.9 million paid at the closing (reflecting $34.3 million of net distributions due to us as of the closing date) and $204.7 million paid in December 2016. In addition, we assumed approximately $44.7 million of deferred purchase price obligations to third parties from whom NorthStar Realty had originally acquired certain of the fund interests within PE Investment III, which includes the proportionate share of an obligation owed through a joint investment within PE Investment III, totaling $5.6 million. As of December 31, 2016, $21.0 million in deferred purchase price obligations have been paid. We also agreed to indemnify NorthStar Realty in connection with NorthStar Realty’s continuing guarantee of the payment of such deferred obligations. The transaction was approved by our board of directors, including all of its independent directors, and supported by an independent third-party valuation of PE Investment III.

In September 2016, we originated a $98.4 million subordinate interest in an industrial portfolio (the “Industrial Portfolio”), sponsored and owned by an unaffiliated third party. In connection with the transaction, the third-party sponsor redeemed an interest in the Industrial Portfolio held by NorthStar Realty.

In November 2016, we entered into a $284.2 million securitization financing transaction, or Securitization 2016-1. The transaction was collateralized by a pool of 10 CRE debt investments with a committed aggregate principal balance of $254.7 million primarily originated by us and three senior participations with a committed aggregate principal balance of $29.5 million originated by NorthStar Income, a company managed by an affiliate of our Sponsor. An affiliate of our Sponsor was appointed special servicer of Securitization 2016-1.

Recent Developments

Distribution Reinvestment Plan

For the period from January 1, 2017 through March 10, 2017, we issued 0.9 million shares of common stock pursuant to our DRP, raising proceeds of $8.7 million. Prior to the closing, $150.0 million of the unsold shares remaining from our Primary Offering were allocated to our DRP, for a total of $300.0 million in shares offered pursuant to our DRP. As of March 10, 2017, $235.9 million in shares were available to be issued pursuant to our DRP. We may amend, suspend or close our DRP for any reason, except to eliminate a participant’s ability to withdraw from our DRP, upon ten days prior written notice to participants.

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Distributions

On March 15, 2017, our board of directors approved a daily cash distribution of $0.001917808 per share of Class A common stock and $0.001917808 per share of Class T common stock less the distribution fees that are payable with respect to such Class T common stock, for each of the three months ended June 30, 2017. Distributions are generally paid to stockholders on the first business day of the month following the month for which the distribution was accrued.

Share Repurchases

From January 1, 2017 through March 10, 2017, we repurchased 475,000 shares for a total of $4.5 million or a weighted average price of $9.48 per share under a share repurchase program, or our Share Repurchase Program, that enables stockholders to sell their shares to us in certain circumstances, including death or a qualifying disability. We fund repurchase requests received during a quarter with proceeds set aside for that purpose which are not expected to exceed proceeds received from our DRP.

Real Estate Securities

In February 2017, we purchased three CMBS with an aggregate face value of $2.0 million at an aggregate discount to par of $0.5 million, or 22.5%. The bonds were purchased with a weighted average unlevered yield of 6.3%. As of purchase date, the weighted average expected maturity of the CMBS was 9.7 years.

Inflation

Virtually all of our assets and liabilities are interest rate sensitive in nature. As a result, interest rates and other factors influence our performance significantly more than inflation does. A change in interest rates may correlate with the inflation rate.

Refer to Item 7A. “Quantitative and Qualitative Disclosures About Market Risk” for additional details.

Non-GAAP Financial Measures

Funds from Operations and Modified Funds from Operations

We believe that FFO and MFFO, both of which are non-GAAP measures, are additional appropriate measures of the operating performance of a REIT and of us in particular. We compute FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts, or NAREIT, as net income (loss) (computed in accordance with U.S. GAAP), excluding gains (losses) from sales of depreciable property, the cumulative effect of changes in accounting principles, real estate-related depreciation and amortization, impairment on depreciable property owned directly or indirectly and after adjustments for unconsolidated ventures.

Changes in the accounting and reporting rules under U.S. GAAP that have been put into effect since the establishment of NAREIT’s definition of FFO have prompted an increase in the non-cash and non-operating items included in FFO. For instance, the accounting treatment for acquisition fees related to business combinations has changed from being capitalized to being expensed. Additionally, publicly registered, non-traded REITs are typically different from traded REITs because they generally have a limited life followed by a liquidity event or other targeted exit strategy. Non-traded REITs typically have a significant amount of acquisition activity and are substantially more dynamic during their initial years of investment and operation as compared to later years when the proceeds from their initial public offering have been fully invested and when they may seek to implement a liquidity event or other exit strategy. However, it is likely that we will make investments past the acquisition and development stage, albeit at a substantially lower pace.

Acquisition fees paid to our Advisor in connection with the origination and acquisition of debt investments are amortized over the life of the investment as an adjustment to interest income under U.S. GAAP and are therefore included in the computation of net income (loss) and income (loss) before equity in earnings (losses) of

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unconsolidated ventures and income tax benefit (expense), both of which are performance measures under U.S. GAAP. We adjust MFFO for the amortization of acquisition fees in the period when such amortization is recognized under U.S. GAAP. Acquisition fees are paid in cash that would otherwise be available to distribute to our stockholders. In the event that proceeds from our Offering are not sufficient to fund the payment or reimbursement of acquisition fees and expenses to our Advisor, such fees would be paid from other sources, including new financing, operating cash flow, net proceeds from the sale of investments or from other cash flow. We believe that acquisition fees incurred by us negatively impact our operating performance during the period in which such investments are originated or acquired by reducing cash flow and therefore the potential distributions to our stockholders. However, in general, we earn origination fees for debt investments from our borrowers in an amount equal to the acquisition fees paid to our Advisor, and as a result, the impact of acquisition fees to our operating performance and cash flow would be minimal.

Acquisition fees and expenses paid to our Advisor and third parties in connection with the acquisition of equity investments are generally considered expenses and are included in the determination of net income (loss) and income (loss) before equity in earnings (losses) of unconsolidated ventures and income tax benefit (expense), both of which are performance measures under U.S. GAAP. Such fees and expenses will not be reimbursed by our Advisor or its affiliates and third parties, and therefore, if there are no further proceeds from the sale of shares of our common stock to fund future acquisition fees and expenses, such fees and expenses will need to be paid from either additional debt, operating earnings, cash flow or net proceeds from the sale of investments or properties. All paid and accrued acquisition fees and expenses will have negative effects on future distributions to stockholders and cash flow generated by us, unless earnings from operations or net sales proceeds from the disposition of other properties are generated to cover the purchase price of the property, these fees and expenses and other costs related to such property.

The origination and acquisition of debt investments and the corresponding acquisition fees paid to our Advisor (and any offsetting origination fees received from our borrowers) associated with such activity is a key operating feature of our business plan that results in generating income and cash flow in order to make distributions to our stockholders. Therefore, the exclusion for acquisition fees may be of limited value in calculating operating performance because acquisition fees affect our overall long-term operating performance and may be recurring in nature as part of net income (loss) and income (loss) before equity in earnings (losses) of unconsolidated ventures and income tax benefit (expense) over our life.

Due to certain of the unique features of publicly-registered, non-traded REITs, the Investment Program Association, or the IPA, an industry trade group, standardized a performance measure known as MFFO and recommends the use of MFFO for such REITs. Management believes MFFO is a useful performance measure to evaluate our business and further believes it is important to disclose MFFO in order to be consistent with the IPA recommendation and other non-traded REITs. MFFO that adjusts for items such as acquisition fees would only be comparable to non-traded REITs that have completed the majority of their acquisition activity and have other similar operating characteristics as us. Neither the SEC, nor any other regulatory body has approved the acceptability of the adjustments that we use to calculate MFFO. In the future, the SEC or another regulatory body may decide to standardize permitted adjustments across the non-listed REIT industry and we may need to adjust our calculation and characterization of MFFO.

MFFO is a metric used by management to evaluate our future operating performance once our organization and offering and acquisition and development stages are complete and is not intended to be used as a liquidity measure. Although management uses the MFFO metric to evaluate future operating performance, this metric excludes certain key operating items and other adjustments that may affect our overall operating performance. MFFO is not equivalent to net income (loss) as determined under U.S. GAAP. In addition, MFFO is not a useful measure in evaluating net asset value, or NAV, since an impairment is taken into account in determining NAV but not in determining MFFO.

We define MFFO in accordance with the concepts established by the IPA and adjust for certain items, such as accretion of a discount and amortization of a premium on borrowings and related deferred financing costs, as

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such adjustments are comparable to adjustments for debt investments and will be helpful in assessing our operating performance. We also adjust MFFO for the non-recurring impact of the non-cash effect of deferred income tax benefits or expenses, as applicable, as such items are not indicative of our operating performance. Similarly, we adjust for the non-cash effect of unrealized gains or losses on unconsolidated ventures. Our computation of MFFO may not be comparable to other REITs that do not calculate MFFO using the same method. MFFO is calculated using FFO. FFO, as defined by NAREIT, is a computation made by analysts and investors to measure a real estate company’s operating performance. The IPA’s definition of MFFO excludes from FFO the following items:

•	acquisition fees and expenses;

•	non-cash amounts related to straight-line rent and the amortization of above or below market and in-place intangible lease assets and liabilities (which are adjusted in order to reflect such payments from an accrual basis of accounting under U.S. GAAP to a cash basis of accounting);

•	amortization of a premium and accretion of a discount on debt investments;

•	non-recurring impairment of real estate-related investments that meet the specified criteria identified in the rules and regulations of the SEC;

•	realized gains (losses) from the early extinguishment of debt;

•	realized gains (losses) on the extinguishment or sales of hedges, foreign exchange, securities and other derivative holdings except where the trading of such instruments is a fundamental attribute of our business;

•	unrealized gains (losses) from fair value adjustments on real estate securities, including CMBS and other securities, interest rate swaps and other derivatives not deemed hedges and foreign exchange holdings;

•	unrealized gains (losses) from the consolidation from, or deconsolidation to, equity accounting;

•	adjustments related to contingent purchase price obligations; and

•	adjustments for consolidated and unconsolidated partnerships and joint ventures calculated to reflect MFFO on the same basis as above.

Certain of the above adjustments are also made to reconcile net income (loss) to net cash provided by (used in) operating activities, such as for the amortization of a premium and accretion of a discount on debt and securities investments, amortization of fees, any unrealized gains (losses) on derivatives, securities or other investments, as well as other adjustments.

MFFO excludes non-recurring impairment of real estate-related investments. We assess the credit quality of our investments and adequacy of reserves/impairment on a quarterly basis, or more frequently as necessary. Significant judgment is required in this analysis. With respect to debt investments, we consider the estimated net recoverable value of the loan as well as other factors, including but not limited to the fair value of any collateral, the amount and the status of any senior debt, the prospects for the borrower and the competitive situation of the region where the borrower does business. Fair value is typically estimated based on discounting expected future cash flow of the underlying collateral taking into consideration the discount rate, capitalization rate, occupancy, creditworthiness of major tenants and many other factors. This requires significant judgment and because it is based on projections of future economic events, which are inherently subjective, the amount ultimately realized may differ materially from the carrying value as of the balance sheet date. If the estimated fair value of the underlying collateral for the debt investment is less than its net carrying value, a loan loss reserve is recorded with a corresponding charge to provision for loan losses. With respect to a real estate investment, a property’s value is considered impaired if a triggering event is identified and our estimate of the aggregate future undiscounted cash flow to be generated by the property is less than the carrying value of the property. The value of our investments may be impaired and their carrying values may not be recoverable due to our limited life.

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Investors should note that while impairment charges are excluded from the calculation of MFFO, investors are cautioned that due to the fact that impairments are based on estimated future undiscounted cash flow and the relatively limited term of a non-traded REIT’s anticipated operations, it could be difficult to recover any impairment charges through operational net revenues or cash flow prior to any liquidity event.

We believe that MFFO is a useful non-GAAP measure for non-traded REITs. It is helpful to management and stockholders in assessing our future operating performance once our organization and offering and acquisition and development stages are complete, because it eliminates from net income non-cash fair value adjustments on our real estate securities and acquisition fees and expenses that are incurred as part of our investment activities. However, MFFO may not be a useful measure of our operating performance or as a comparable measure to other typical non-traded REITs if we do not continue to operate in a similar manner to other non-traded REITs, including if we were to extend our acquisition and development stage or if we determined not to pursue an exit strategy.

However, MFFO does have certain limitations. For instance, the effect of any amortization or accretion on debt investments originated or acquired at a premium or discount, respectively, is not reported in MFFO. In addition, realized gains (losses) from acquisitions and dispositions and other adjustments listed above are not reported in MFFO, even though such realized gains (losses) and other adjustments could affect our operating performance and cash available for distribution. Stockholders should note that any cash gains generated from the sale of investments would generally be used to fund new investments. Any mark-to-market or fair value adjustments may be based on many factors, including current operational or individual property issues or general market or overall industry conditions.

We typically purchase CMBS at a premium or discount to par value, and in accordance with U.S. GAAP, record the amortization of premium/accretion of the discount to interest income (the “CMBS effective yield”). We believe that reporting the CMBS effective yield in MFFO provides better insight to the expected contractual cash flows and is more consistent with our review of operating performance.

Neither FFO nor MFFO is equivalent to net income (loss) or cash flow provided by operating activities determined in accordance with U.S. GAAP and should not be construed to be more relevant or accurate than the U.S. GAAP methodology in evaluating our operating performance. Neither FFO nor MFFO is necessarily indicative of cash flow available to fund our cash needs including our ability to make distributions to our stockholders. FFO and MFFO do not represent amounts available for management’s discretionary use because of needed capital replacement or expansion, debt service obligations or other commitments or uncertainties. Furthermore, neither FFO nor MFFO should be considered as an alternative to net income (loss) as an indicator of our operating performance.

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The following table presents a reconciliation of net income (loss) attributable to common stockholders to FFO and MFFO attributable to common stockholders (dollars in thousands):

	Years Ended December 31,
	2016	2015(1)	2014(1)
Funds from operations:
Net income (loss) attributable to NorthStar Real Estate Income II, Inc. common stockholders	$22,365	$(5,337)	$3,183
Adjustments:
Depreciation and amortization	20,745	11,812	—
Depreciation and amortization related to non-controlling interests	(244)	(90)	—

FFO attributable to NorthStar Real Estate Income II, Inc. common stockholders	$42,866	$6,385	$3,183

Modified funds from operations:
FFO attributable to NorthStar Real Estate Income II, Inc. common stockholders	$42,866	$6,385	$3,183
Adjustments:
Amortization of premiums, discounts and fees on investments and borrowings, net	3,679	2,084	609
Acquisition fees and transaction costs on investments	1,681	12,210	—
Straight line rental income	(1,357)	(488)	—
Amortization of capitalized above/below market leases	460	152	—
Other non-cash adjustments	(128)	—	—
Unrealized (gain) loss on investments	(553)	—	—
Realized (gain) loss on investments	34	—	—
Adjustments related to non-controlling interests	(29)	(63)	—

MFFO attributable to NorthStar Real Estate Income II, Inc. common stockholders	$46,653	$20,280	$3,792

(1)	Prior periods have been adjusted to conform to current period presentations.

Distributions Declared and Paid

We generally pay distributions on a monthly basis based on daily record dates. From the commencement of our operations on September 18, 2013 through December 31, 2016, we paid distributions at an annualized distribution amount of $0.70, less distribution fees on our Class T Shares. Distributions are generally paid to stockholders on the first business day of the month following the month for which the distribution has accrued.

The following table presents distributions declared for the years ended December 31, 2016 and 2015 (dollars in thousands):

	Year Ended December 31, 2016		Year Ended December 31, 2015
Distributions(1)
Cash	$38,081		$22,757
DRP	32,774		20,744

Total	$70,855		$43,501

Sources of Distributions(1)
Funds from Operations(2)	$42,866	60%	$6,385	15%
Offering Proceeds - Distribution support	1,774	3%	962	2%
Offering proceeds	26,215	37%	36,154	83%

Total	$70,855	100%	$43,501	100%

Cash Flow Provided by (Used in) Operations	$34,591		$11,978

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(1)	Represents distributions declared for such period, even though such distributions are actually paid to stockholders the month following such period.
(2)	For the period from the date of our first investment on September 18, 2013 through December 31, 2016, we declared $124.9 million in distributions, of which 42% was paid from FFO, 55% was paid from offering proceeds and 3% was paid from distribution support proceeds. Cumulative FFO for the period from September 18, 2013 through December 31, 2016 was $52.4 million.

Distributions in excess of our cash flow provided by operations were paid using Offering proceeds, including from the purchase of additional shares under the Distribution Support Agreement. Over the long-term, we expect that our distributions will be paid entirely from cash flow provided by operations. However, our operating performance cannot be accurately predicted and may deteriorate in the future due to numerous factors, including our ability to raise and invest capital at favorable yields, the financial performance of our investments in the current real estate and financial environment, the type and mix of our investments and accounting of our investments in accordance with U.S. GAAP. Future distributions declared and paid may exceed cash flow provided by operations. To the extent distributions are paid from sources other than FFO, the ownership interest of our public stockholders will be diluted.

As of March 10, 2017, our portfolio generated a 13.3% current yield on invested equity before expenses and excluding uninvested cash. There is no assurance we will realize the expected returns on invested equity over the term of these investments. Our actual return on invested equity could vary significantly from our expectations.

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Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are primarily subject to interest rate risk and credit risk. These risks are dependent on various factors beyond our control, including monetary and fiscal policies, domestic and international economic conditions and political considerations. Our market risk sensitive assets, liabilities and related derivative positions are held for investment and not for trading purposes.

Interest Rate Risk

We may be subject to interest rate changes as a result of long-term borrowings used to acquire real estate equity investments and may also be exposed to changes in net interest income of our real estate debt investments, which is the difference between the income earned and the interest expense incurred in connection with our borrowings and derivatives.

Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings, prepayment penalties and cash flows and to lower overall borrowing costs by borrowing primarily at fixed rates or variable rates with the lowest margins available and by evaluating hedging opportunities.

Our CRE debt and securities investments bear interest at either a floating or fixed-rate. The interest rate on our floating-rate assets is a fixed spread over an index such as LIBOR and typically reprices every 30 days based on LIBOR in effect at the time. Currently, most of our floating-rate CRE debt investments have a fixed minimum LIBOR floor. We will not benefit from an increase in LIBOR until it is in excess of the LIBOR floors. Given the frequent and periodic repricing of our floating-rate assets, changes in benchmark interest rates are unlikely to materially affect the value of our floating-rate portfolio. Changes in short-term rates will, however, affect income from our investments.

A change in interest rates could affect the value of our fixed-rate CRE debt and securities investments. For instance, an increase in interest rates would result in a higher required yield on investments, which would decrease the value on existing fixed-rate investments in order to adjust their yields to current market levels.

Our general financing strategy has focused on the use of “match-funded” structures. This means that we seek to align the maturities of our liabilities with the maturities on our assets as closely as possible in order to manage the risks of being forced to refinance our liabilities prior to the maturities of our assets. In addition, we seek to match interest rates on our assets with like-kind borrowings, so fixed-rate investments are financed with fixed-rate borrowings and floating-rate assets are financed with floating-rate borrowings, directly or indirectly, through the use of interest rate swaps, caps and other financial instruments or through a combination of these strategies. We are subject to interest rate risk because, on certain investments, we maintain a net floating-rate asset position, and therefore our income will increase with increases in interest rates and decrease with declines in interest rates. As of December 31, 2016, 78.1% of the outstanding principal of our debt investments were floating rate investments and 69.3% of our total borrowings were floating rate liabilities. Of the floating rate liabilities, 77.6% related to CRE debt investments financing, 15.6% related to a CRE equity investment mortgage note payable, and 6.8% related to CRE securities financing. As of December 31, 2016, a hypothetical 100 basis point increase in interest rates (including the effect of the interest rate floor) would increase income by $1.1 million annually, net of interest expense.

Credit Spread Risk

The value of our fixed and floating-rate investments also changes with market credit spreads. This means that when market-demanded risk premium, or credit spread, increases, the value of our fixed and floating-rate assets decrease and vice versa. Fixed-rate assets are valued based on a market credit spread over the rate payable on fixed-rate U.S. Treasury of like maturity. This means that their value is dependent on the yield demanded on such

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assets by the market, based on their credit relative to U.S. Treasuries. The floating-rate CRE debt and securities investments are valued based on a market credit spread over the applicable LIBOR. Demand for a higher yield on investments results in higher or “wider” spread over the benchmark rate (usually the applicable U.S. Treasury yield) to value these assets. Under these conditions, the value of our portfolio should decrease. Conversely, if the spread used to value these assets were to decrease or “tighten,” the value of these assets should increase.

Credit Risk

Credit risk in our CRE debt and securities investments relates to each individual borrower’s ability to make required interest and principal payments on scheduled due dates. We seek to manage credit risk through our Advisor’s comprehensive credit analysis prior to making an investment, actively monitoring our portfolio and the underlying credit quality, including subordination and diversification of our portfolio. Our analysis is based on a broad range of real estate, financial, economic and borrower-related factors which we believe are critical to the evaluation of credit risk inherent in a transaction. For the year ended December 31, 2016, no debt investments contributed more than 10% of interest income.

We are subject to the credit risk of the borrower when we make CRE debt and securities investments. We undertake a rigorous credit evaluation of each borrower prior to making an investment. This analysis includes an extensive due diligence investigation of the borrower’s creditworthiness and business as well as an assessment of the strategic importance of the underlying real estate to the borrower’s core business operations.

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Item 8. Financial Statements and Supplementary Data

The consolidated financial statements of NorthStar Real Estate Income II, Inc. and the notes related to the foregoing consolidated financial statements, together with the independent registered public accounting firm’s report thereon are included in this Item 8.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

NorthStar Real Estate Income II, Inc.

We have audited the accompanying consolidated balance sheets of NorthStar Real Estate Income II, Inc. (a Maryland corporation) and subsidiaries (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income (loss), equity and cash flows for each of the three years in the period ended December 31, 2016. Our audits of the basic consolidated financial statements included the financial statement schedules listed in the index appearing under Item 15(a)(2). These financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NorthStar Real Estate Income II, Inc. and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ GRANT THORNTON LLP

New York, New York

March 16, 2017

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NORTHSTAR REAL ESTATE INCOME II, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Dollars in Thousands, Except Per Share Data)

	December 31, 2016	December 31, 2015
Assets
Cash and cash equivalents	$78,081	$179,870
Restricted cash	69,699	58,406
Real estate debt investments, net	806,485	864,840
Operating real estate, net	399,237	401,408
Investments in private equity funds, at fair value	299,681	54,865
Real estate securities, available for sale	86,937	17,943
Receivables, net	12,001	7,707
Deferred costs and other assets, net	31,151	37,599
Loan collateral receivable, related party	23,728	—

Total assets(1)	$1,807,000	$1,622,638

Liabilities
Mortgage and other notes payable, net	$376,181	$369,878
Credit facilities	241,407	461,768
Securitization bonds payable, net	191,315	—
Due to related party	5,347	553
Accounts payable and accrued expenses	3,727	5,035
Escrow deposits payable	40,720	45,609
Distribution payable	6,618	5,003
Deferred purchase price, net	19,523	13,696
Other liabilities	10,771	6,014

Total liabilities(1)	895,609	907,556

Commitments and contingencies
Equity
NorthStar Real Estate Income II, Inc. Stockholders’ Equity
Preferred stock, $0.01 par value, 50,000,000 shares authorized, no shares issued and outstanding as of December 31, 2016 and December 31, 2015	—	—
Class A common stock, $0.01 par value, 320,000,000 shares authorized, 96,892,562 and 84,516,788 shares issued and outstanding as of December 31, 2016 and December 31, 2015, respectively	969	845
Class T common stock, $0.01 par value, 80,000,000 shares authorized, 16,881,086 and 1,792,960 shares issued and outstanding as of December 31, 2016 and December 31, 2015, respectively	169	18
Additional paid-in capital	1,011,599	768,494
Retained earnings (accumulated deficit)	(104,649)	(56,159)
Accumulated other comprehensive income (loss)	1,164	(443)

Total NorthStar Real Estate Income II, Inc. stockholders’ equity	909,252	712,755
Non-controlling interests	2,139	2,327

Total equity	911,391	715,082

Total liabilities and equity	$1,807,000	$1,622,638

(1)	Represents the consolidated assets and liabilities of NorthStar Real Estate Income Operating Partnership II, LP (the “Operating Partnership”). The Operating Partnership is a consolidated variable interest entity (“VIE”), of which the Company is the sole general partner and owns approximately 99.98%. As of December 31, 2016, the assets and liabilities of the Operating Partnership include $132.9 million and $90.1 million of assets and liabilities, respectively, of certain VIEs that are consolidated by the Operating Partnership. Refer to Note 2, “Summary of Significant Accounting Policies”.

Refer to accompanying notes to consolidated financial statements.

G-1-112

NORTHSTAR REAL ESTATE INCOME II, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars and Shares in Thousands, Except Per Share Data)

	Years Ended December 31,
	2016	2015	2014
Net interest income
Interest income	$64,333	$35,555	$11,539
Interest expense	15,475	10,001	3,231

Net interest income	48,858	25,554	8,308

Property and other revenues
Rental and other income	43,121	19,603	—

Total property and other revenues	43,121	19,603	—

Expenses
Asset management and other fees - related party	20,222	16,463	2,601
Mortgage notes interest expense	13,612	6,778	—
Transaction costs	1,681	7,022	—
Property operating expenses	13,557	5,860	—
General and administrative expenses (refer to Note 8)	9,964	8,275	2,524
Depreciation and amortization	20,745	11,812	—

Total expenses	79,781	56,210	5,125

Other income (loss)
Unrealized gain (loss) on investments	553	—	—
Realized gain (loss) on investments	(34)	—	—

Income (loss) before equity in earnings (losses) of unconsolidated ventures and income tax benefit (expense)	12,717	(11,053)	3,183
Equity in earnings (losses) of unconsolidated ventures	11,611	6,021	—
Income tax benefit (expense)	(1,879)	(359)	—

Net income (loss)	22,449	(5,391)	3,183
Net (income) loss attributable to non-controlling interests	(84)	54	—

Net income (loss) attributable to NorthStar Real Estate Income II, Inc. common stockholders	$22,365	$(5,337)	$3,183

Net income (loss) per share of common stock, basic/diluted	$0.22	$(0.09)	$0.21

Weighted average number of shares of common stock outstanding, basic/diluted	102,712	62,370	14,846

Refer to accompanying notes to consolidated financial statements.

G-1-113

NORTHSTAR REAL ESTATE INCOME II, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Dollars in Thousands)

	Years Ended December 31,
	2016	2015	2014
Net income (loss)	$22,449	$(5,391)	$3,183
Other comprehensive income (loss)
Unrealized gain (loss) on real estate securities, available for sale	1,607	(443)	—

Total other comprehensive income (loss)	1,607	(443)	—

Comprehensive income (loss)	24,056	(5,834)	3,183
Comprehensive (income) loss attributable to non-controlling interests	(84)	54	—

Comprehensive income (loss) attributable to NorthStar Real Estate Income II, Inc. common stockholders	$23,972	$(5,780)	$3,183

Refer to accompanying notes to consolidated financial statements.

G-1-114

NORTHSTAR REAL ESTATE INCOME II, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

(Dollars and Shares in Thousands)

	Common Stock				Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Company’s Stockholders’ Equity	Non- controlling Interests	Total Equity
	Class A		Class T
	Shares	Amount	Shares	Amount
Balance as of December 31, 2013	2,832	$28	—	$—	$24,945	$(187)	$—	$24,786	$2	$24,788
Net proceeds from issuance of common stock	27,707	278	—	—	244,194	—	—	244,472	—	244,472
Issuance and amortization of equity-based compensation	8	—	—	—	43	—	—	43	—	43
Distributions declared	—	—	—	—	—	(10,317)	—	(10,317)	—	(10,317)
Proceeds from distribution reinvestment plan	424	4	—	—	4,025	—	—	4,029	—	4,029
Shares redeemed for cash	(6)	—	—	—	(56)	—	—	(56)	—	(56)
Net income (loss)	—	—	—	—	—	3,183	—	3,183	—	3,183

Balance as of December 31, 2014	30,965	$310	—	$—	$273,151	$(7,321)	$—	$266,140	$2	$266,142
Net proceeds from issuance of common stock	51,752	517	1,793	18	478,289	—	—	478,824	—	478,824
Issuance and amortization of equity-based compensation	11	—	—	—	89	—	—	89	—	89
Non-controlling interests - contributions	—	—	—	—	—	—	—	—	2,404	2,404
Non-controlling interests - distributions	—	—	—	—	—	—	—	—	(25)	(25)
Other comprehensive income (loss)	—	—	—	—	—	—	(443)	(443)	—	(443)
Distributions declared	—	—	—	—	—	(43,501)	—	(43,501)	—	(43,501)
Proceeds from distribution reinvestment plan	2,011	20	—	—	19,152	—	—	19,172	—	19,172
Shares redeemed for cash	(222)	(2)	—	—	(2,187)	—	—	(2,189)	—	(2,189)
Net income (loss)	—	—	—	—	—	(5,337)	—	(5,337)	(54)	(5,391)

Balance as of December 31, 2015	84,517	$845	1,793	$18	$768,494	$(56,159)	$(443)	$712,755	$2,327	$715,082
Net proceeds from issuance of common stock	10,346	104	14,781	148	220,316	—	—	220,568	—	220,568
Issuance and amortization of equity-based compensation	19	—	—	—	164	—	—	164	—	164
Non-controlling interests - distributions	—	—	—	—	—	—	—	—	(272)	(272)
Other comprehensive income (loss)	—	—	—	—	—	—	1,607	1,607	—	1,607
Distributions declared	—	—	—	—	—	(70,855)	—	(70,855)	—	(70,855)
Proceeds from distribution reinvestment plan	3,007	30	315	3	32,110	—	—	32,143	—	32,143
Shares redeemed for cash	(996)	(10)	(8)	—	(9,485)	—	—	(9,495)	—	(9,495)
Net income (loss)	—	—	—	—	—	22,365	—	22,365	84	22,449

Balance as of December 31, 2016	96,893	$969	16,881	$169	$1,011,599	$(104,649)	$1,164	$909,252	$2,139	$911,391

Refer to accompanying notes to consolidated financial statements.

G-1-115

NORTHSTAR REAL ESTATE INCOME II, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in Thousands)

	Years Ended December 31,
	2016	2015	2014
Cash flows from operating activities:
Net income (loss)	$22,449	$(5,391)	$3,183
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Equity in (earnings) losses of unconsolidated ventures	(11,611)	(6,021)	—
Amortization of equity-based compensation	164	89	43
Amortization of deferred financing costs	1,697	793	220
Amortization of fees / accretion of discount on investments	(2,136)	949	389
Amortization of above/below market leases	460	152	—
Depreciation and amortization	20,745	11,812	—
Unrealized (gain) loss on investments	(553)	—	—
Realized (gain) loss on investments	34	—	—
Distributions of cumulative earnings from PE Investments	11,611	6,021	—
Straight line rental income	(1,357)	(488)	—
Deferred income tax (benefit) expense	(207)	137	—
Other non-cash adjustments	(128)	—	—
Changes in assets and liabilities:
Restricted cash	(1,165)	(218)	—
Receivables, net	(473)	(1,846)	(1,760)
Deferred costs and other assets, net	(3,337)	(1,736)	—
Due to related party	(440)	(491)	(236)
Accounts payable and accrued expenses	(1,308)	4,743	—
Other liabilities	146	3,473	290

Net cash provided by (used in) operating activities	34,591	11,978	2,129

Cash flows from investing activities:
Acquisition of real estate debt investments, net	(37,912)	—	(14,750)
Origination of real estate debt investments, net	(211,549)	(420,519)	(469,252)
Proceeds from sale of real estate debt investments	212,329	—	—
Repayment on real estate debt investments	94,544	52,830	—
Loan collateral receivable, related party	(24,933)	—	—
Repayment on loan collateral receivable, related party	1,205	—	—
Acquisition of operating real estate	—	(405,973)	—
Improvements to operating real estate	(8,475)	(679)	—
Investment in PE Investments	(308,928)	(59,622)	—
Acquisition of real estate securities, available for sale	(64,180)	(18,310)	—
Distributions in excess of cumulative earnings from PE Investments	70,458	18,453	—
Deferred costs & other assets, net	—	(40,956)	—
Other liabilities	—	2,729	—
Change in restricted cash	(1,236)	(12,580)	—

Net cash provided by (used in) investing activities	(278,677)	(884,627)	(484,002)

Cash flows from financing activities:
Borrowings from credit facilities	$138,947	$215,357	$282,063
Repayment on credit facilities	(359,308)	(31,452)	(4,200)
Borrowings from mortgage and other notes	5,670	372,368	—
Proceeds from securitization bonds	193,980	—	—

G-1-116

NORTHSTAR REAL ESTATE INCOME II, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Dollars in Thousands)

	Years Ended December 31,
	2016	2015	2014
Net proceeds from issuance of common stock	225,450	478,289	243,337
Net proceeds from issuance of common stock, related party	1,890	804	1,055
Shares redeemed for cash	(9,495)	(2,189)	(56)
Distributions paid on common stock	(69,240)	(40,211)	(8,725)
Proceeds from distribution reinvestment plan	32,143	19,172	4,029
Payment of deferred financing costs	(3,687)	(3,638)	(1,269)
Change in restricted cash	(13,781)	—	—
Contributions from non-controlling interests	—	2,404	—
Distributions to non-controlling interests	(272)	(25)	—

Net cash provided by (used in) financing activities	142,297	1,010,879	516,234

Net increase (decrease) in cash and cash equivalents	(101,789)	138,230	34,361
Cash and cash equivalents - beginning of period	179,870	41,640	7,279

Cash and cash equivalents - end of period	$78,081	$179,870	$41,640
Supplemental disclosure of cash flow information:
Cash paid for interest	$26,506	$14,530	$2,739
Cash paid for income taxes	2,905	38	—
Supplemental disclosure of non-cash investing and financing activities:
Accrued cost of capital	$5,234	$677	$610
Subscriptions receivable, gross	—	1,685	1,417
Distribution payable	6,618	5,003	1,713
Escrow deposits payable	4,889	15,693	29,915
Accrued distribution fees	—	19	—
Non-cash related to PE Investments	24,037	13,696	—
CRE debt investment payoff due from servicer	—	1,937	—
Reclassification of deferred financing costs to mortgage and other notes payable, net	—	2,490	—

Refer to accompanying notes to consolidated financial statements.

G-1-117

NORTHSTAR REAL ESTATE INCOME II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Business and Organization

NorthStar Real Estate Income II, Inc. (the “Company”) was formed to originate, acquire and asset manage a diversified portfolio of commercial real estate (“CRE”) debt, equity and securities investments predominantly in the United States. CRE debt investments include first mortgage loans, subordinate mortgage and mezzanine loans and participations in such loans and preferred equity interests. Real estate equity investments include the Company’s direct ownership in properties, which may be structurally senior to a third-party partner’s equity, as well as indirect interests in real estate through real estate private equity funds (“PE Investments”). CRE securities primarily consist of commercial mortgage-backed securities (“CMBS”) and may include unsecured real estate investment trust (“REIT”) debt, collateralized debt obligation (“CDO”) notes and other securities. The Company may also invest internationally. In addition, the Company owns investments through joint ventures. The Company was formed in December 2012 as a Maryland corporation and commenced operations in September 2013. The Company elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), commencing with the taxable year ended December 31, 2013. The Company conducts its operations so as to continue to qualify as a REIT for U.S. federal income tax purposes.

The Company is externally managed and has no employees. Prior to January 11, 2017, the Company was managed by an affiliate of NorthStar Asset Management Group Inc. (NYSE: NSAM) (“NSAM”). Effective January 10, 2017, NSAM completed its previously announced merger with Colony Capital, Inc. (“Colony”), NorthStar Realty Finance Corp. (“NorthStar Realty”), and Colony NorthStar, Inc. (“Colony NorthStar”), a wholly-owned subsidiary of NSAM, which the Company refers to as the mergers, with Colony NorthStar surviving the mergers and succeeding NSAM as the Company’s sponsor (the “Sponsor”). As a result of the mergers, the Sponsor became an internally-managed equity REIT, with a diversified real estate and investment management platform and publicly-traded on the NYSE under the ticker symbol “CLNS”. In addition, following the mergers, NSAM J-NSII Ltd, an affiliate of NSAM, or the Advisor, became a subsidiary of Colony NorthStar. The Advisor manages the Company’s day-to-day operations pursuant to an advisory agreement. The mergers had no material impact on the Company’s operations.

The Sponsor and its affiliates also provide asset management and other services to NorthStar Realty Europe Corp. (NYSE: NRE), other sponsored public retail-focused companies, private funds and any other companies the Sponsor and its affiliates may manage in the future (collectively, the “Managed Companies”), both in the United States and internationally.

Previously, the Company was managed by an affiliate of NorthStar Realty until June 30, 2014 when it spun-off its asset management business into NSAM. Concurrent with the spin-off, the Advisor agreed to manage the Company’s day-to-day operations on terms substantially similar to those set forth in the Company’s prior advisory agreement with NS Real Estate Income Advisor II, LLC (the “Prior Advisor”). References to the Prior Advisor herein refer to the services performed by and fees paid and accrued to the Prior Advisor during the period prior to June 30, 2014. The spin-off of NorthStar Realty’s asset management business had no material impact on the Company’s operations.

Substantially all of the Company’s business is conducted through NorthStar Real Estate Income Operating Partnership II, LP (the “Operating Partnership”). The Company is the sole general partner and a limited partner of the Operating Partnership. The other limited partners of the Operating Partnership are the Prior Advisor and NorthStar OP Holdings II, LLC (the “Special Unit Holder”), each an affiliate of the Sponsor. The Prior Advisor invested $1,000 in the Operating Partnership in exchange for common units and the Special Unit Holder invested $1,000 in the Operating Partnership and was issued a separate class of limited partnership units (the “Special Units”), which are collectively recorded as non-controlling interests on the consolidated balance sheets as of December 31, 2016 and 2015. As the Company accepted subscriptions for shares in its continuous public

G-1-118

NORTHSTAR REAL ESTATE INCOME II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

offering, which closed in November 2016, it contributed substantially all of the net proceeds to the Operating Partnership as a capital contribution. As of December 31, 2016, the Company’s limited partnership interest in the Operating Partnership was 99.98%.

The Company’s charter authorizes the issuance of up to 400.0 million shares of common stock with a par value of $0.01 per share, of which 320.0 million are designated as Class A shares and 80.0 million are designated as Class T shares, and up to 50.0 million shares of preferred stock with a par value of $0.01 per share. The board of directors of the Company is authorized to amend its charter, without the approval of the stockholders, to increase the aggregate number of authorized shares of capital stock or the number of shares of any class or series that the Company has authority to issue.

On December 18, 2012, as part of its formation, the Company issued 22,223 shares of Class A common stock to NorthStar Realty for $0.2 million. On May 6, 2013, the Company’s registration statement on Form S-11 with the U.S. Securities and Exchange Commission (the “SEC”) was declared effective. Pursuant to such registration statement, the Company offered a maximum of $1.65 billion in any combination of Class A and Class T shares of common stock, excluding the initial shares, in a continuous, public offering, of which up to $1.5 billion in shares were offered pursuant to its primary offering (the “Primary Offering”) to the public and up to $150.0 million in shares were offered pursuant to its distribution reinvestment plan (the “DRP”), which are herein collectively referred to as the Offering.

The Company retained NorthStar Securities, LLC (the “Dealer Manager”), formerly a subsidiary of NSAM that became a subsidiary of the Sponsor upon completion of the mergers, to serve as the dealer manager responsible for marketing the shares offered pursuant to the Primary Offering. On September 18, 2013, the Company commenced operations by satisfying the minimum offering requirement in its Primary Offering as a result of NorthStar Realty purchasing 222,223 Class A shares of common stock for $2.0 million.

In March 2015, the Company’s board of directors determined to extend the Offering for one year to May 2016. In addition, on April 28, 2016, the Company filed a registration statement on Form S-11 with the SEC for a follow-on public offering of up to $200.0 million in shares of the Company’s common stock. In accordance with SEC rules and upon the filing of the follow-on registration statement, the Offering was extended into November 2016. The Company has determined not to commence the follow-on offering.

The Primary Offering closed effective November 9, 2016. The Company continues to offer and sell shares pursuant to the DRP at the most recently disclosed estimated value per share of each share class, which is currently $9.26. Prior to the closing, $150.0 million of the unsold shares remaining from the Primary Offering were allocated to the DRP, for a total of $300.0 million in shares offered pursuant to the DRP. The Company may amend, suspend or terminate the DRP for any reason, except to eliminate a participant’s ability to withdraw from the DRP, upon ten days written notice.

From inception through March 10, 2017, the Company raised total gross proceeds of $1.1 billion pursuant to the Offering, including gross proceeds of $64.1 million pursuant to the DRP.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying consolidated financial statements and related notes of the Company have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

G-1-119

NORTHSTAR REAL ESTATE INCOME II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, the Operating Partnership and their consolidated subsidiaries. The Company consolidates variable interest entities (“VIEs”), if any, where the Company is the primary beneficiary and voting interest entities which are generally majority owned or otherwise controlled by the Company. All significant intercompany balances are eliminated in consolidation.

Variable Interest Entities

A VIE is an entity that lacks one or more of the characteristics of a voting interest entity. A VIE is defined as an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The determination of whether an entity is a VIE includes both a qualitative and quantitative analysis. The Company bases its qualitative analysis on its review of the design of the entity, its organizational structure including decision-making ability and relevant financial agreements and the quantitative analysis on the forecasted cash flow of the entity. The Company reassesses its initial evaluation of an entity as a VIE upon the occurrence of certain reconsideration events.

A VIE must be consolidated only by its primary beneficiary, which is defined as the party who, along with its affiliates and agents has both the: (i) power to direct the activities that most significantly impact the VIE’s economic performance; and (ii) obligation to absorb the losses of the VIE or the right to receive the benefits from the VIE, which could be significant to the VIE. The Company determines whether it is the primary beneficiary of a VIE by considering qualitative and quantitative factors, including, but not limited to: which activities most significantly impact the VIE’s economic performance and which party controls such activities; the amount and characteristics of its investment; the obligation or likelihood for the Company or other interests to provide financial support; consideration of the VIE’s purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders and the similarity with and significance to the business activities of the Company and the other interests. The Company reassesses its determination of whether it is the primary beneficiary of a VIE each reporting period. Significant judgments related to these determinations include estimates about the current and future fair value and performance of investments held by these VIEs and general market conditions.

The Company evaluates its investments and financings, including investments in unconsolidated ventures and securitization financing transactions, if any, to determine whether each investment or financing is a VIE. The Company analyzes new investments and financings, as well as reconsideration events for existing investments and financings, which vary depending on type of investment or financing.

The Company adopted the new consolidation guidance (refer to Recent Accounting Pronouncements) on January 1, 2016 which resulted in the identification of several VIEs. Prior to the adoption of the standard, these entities were consolidated under the voting interest model. The most significant consolidated VIEs are the Operating Partnership and certain properties that have non-controlling interests. These entities are VIEs because the non-controlling interests do not have substantive kick-out or participating rights. The Company consolidates these entities because it controls all significant business activities.

The Operating Partnership consolidates certain properties that have non-controlling interests. Included in operating real estate, net on the Company’s consolidated balance sheet as of December 31, 2016 is $119.5 million related to such consolidated VIEs. Included in mortgage and other notes payable, net on the Company’s consolidated balance sheet as of December 31, 2016 is $87.4 million, collateralized by the real estate assets of the related consolidated VIEs.

G-1-120

NORTHSTAR REAL ESTATE INCOME II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016, the Company identified unconsolidated VIEs related to its CRE debt investments, PE Investments and CRE securities. Assets of each of the VIEs may only be used to settle obligations of the respective VIE. Creditors of each of the VIEs have no recourse to the general credit of the Company. With respect to PE Investment III, as defined in Note 5, Investments in Private Equity Funds, a creditor has recourse limited to the Company’s deferred purchase price obligations outstanding.

The following table presents the Company’s classification, carrying value and maximum exposure of unconsolidated VIEs as of December 31, 2016 (dollars in thousands):

	Carrying Value	Maximum Exposure to Loss(1)
Real estate debt investments, net	$177,112	$186,423
Investments in private equity funds, at fair value	299,681	302,872
Real estate securities, available for sale	86,937	86,937

Total assets of unconsolidated VIEs	$563,730	$576,232

(1)	As of December 31, 2016, maximum exposure to loss includes future funding commitments of $9.3 million for real estate debt investments, net, and $3.2 million related to our proportionate share of an obligation owed through a joint investment for investments in private equity funds, at fair value.

Based on management’s analysis, the Company determined that it is not the primary beneficiary of the VIEs. Accordingly, the VIEs are not consolidated in the Company’s financial statements as of December 31, 2016. The Company did not provide financial support to the unconsolidated VIEs during the year ended December 31, 2016. As of December 31, 2016, there were no explicit arrangements or implicit variable interests that could require the Company to provide financial support to the unconsolidated VIEs outside of the future funding commitments disclosed above and expected future contributions of $0.4 million related to PE Investments.

Voting Interest Entities

A voting interest entity is an entity in which the total equity investment at risk is sufficient to enable it to finance its activities independently and the equity holders have the power to direct the activities of the entity that most significantly impact its economic performance, the obligation to absorb the losses of the entity and the right to receive the residual returns of the entity. The usual condition for a controlling financial interest in a voting interest entity is ownership of a majority voting interest. If the Company has a majority voting interest in a voting interest entity, the entity will generally be consolidated. The Company does not consolidate a voting interest entity if there are substantive participating rights by other parties and/or kick-out rights by a single party or a simple majority vote.

The Company performs on-going reassessments of whether entities previously evaluated under the voting interest framework have become VIEs, based on certain events, and therefore subject to the VIE consolidation framework.

Investments in Unconsolidated Ventures

A non-controlling, unconsolidated ownership interest in an entity may be accounted for using the equity method, at fair value or the cost method.

Under the equity method, the investment is adjusted each period for capital contributions and distributions and its share of the entity’s net income (loss). Capital contributions, distributions and net income (loss) of such entities

G-1-121

NORTHSTAR REAL ESTATE INCOME II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

are recorded in accordance with the terms of the governing documents. An allocation of net income (loss) may differ from the stated ownership percentage interest in such entity as a result of preferred returns and allocation formulas, if any, as described in such governing documents. Equity method investments are recognized using a cost accumulation model in which the investment is recognized based on the cost to the investor, which includes acquisition fees. The Company records as an expense certain acquisition costs and fees associated with consolidated investments deemed to be business combinations and capitalizes these costs for investments deemed to be acquisitions of an asset, including an equity method investment.

The Company may account for an investment in an unconsolidated entity at fair value by electing the fair value option. The Company elected the fair value option for PE Investments. The Company records the change in fair value for its share of the projected future cash flow of such investments from one period to another in equity in earnings (losses) of unconsolidated ventures in the consolidated statements of operations. Any change in fair value attributed to market related assumptions is considered unrealized gain (loss).

The Company may account for an investment in an unconsolidated entity that does not qualify for equity method accounting or for which the fair value option was not elected using the cost method if the Company determines that it does not have significant influence. Under the cost method, equity in earnings is recorded as dividends are received to the extent they are not considered a return of capital, which is recorded as a reduction of cost of the investment.

Non-controlling Interests

A non-controlling interest in a consolidated subsidiary is defined as the portion of the equity (net assets) in a subsidiary not attributable, directly or indirectly, to the Company. A non-controlling interest is required to be presented as a separate component of equity on the consolidated balance sheets and presented separately as net income (loss) and comprehensive income (loss) attributable to non-controlling interests. An allocation to a non-controlling interest may differ from the stated ownership percentage interest in such entity as a result of a preferred return and allocation formula, if any, as described in such governing documents.

Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that could affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could materially differ from those estimates and assumptions.

Reclassifications

Certain prior period amounts have been reclassified on the consolidated balance sheets from other liabilities to deferred purchase price, net, to conform to current period presentation.

Comprehensive Income (loss)

The Company reports consolidated comprehensive income (loss) in separate statements following the consolidated statements of operations. Comprehensive income (loss) is defined as the change in equity resulting from net income (loss) and other comprehensive income (loss) (“OCI”).

Fair Value Option

The fair value option provides an election that allows a company to irrevocably elect to record certain financial assets and liabilities at fair value on an instrument-by-instrument basis at initial recognition. The Company will

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generally not elect the fair value option for its assets and liabilities. However, the Company has elected the fair value option for PE Investments. Any change in fair value for assets and liabilities for which the election is made is recognized in earnings.

Cash and Cash Equivalents

The Company considers all highly-liquid investments with an original maturity date of three months or less to be cash equivalents. Cash, including amounts restricted, may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash and cash equivalents with major financial institutions. To date, the Company has not experienced any losses on cash and cash equivalents.

Restricted Cash

Restricted cash consists of amounts related to loan origination (escrow deposits) and operating real estate (escrows for taxes, insurance, capital expenditures and payments required under certain lease agreements).

Real Estate Debt Investments

CRE debt investments are generally intended to be held to maturity and, accordingly, are carried at cost, net of unamortized loan fees, premium and discount. CRE debt investments that are deemed to be impaired are carried at amortized cost less a loan loss reserve, if deemed appropriate, which approximates fair value. CRE debt investments where the Company does not have the intent to hold the loan for the foreseeable future or until its expected payoff are classified as held for sale and recorded at the lower of cost or estimated fair value.

The Company may syndicate a portion of the CRE debt investments that it originates or sell the CRE debt investments individually. When a transaction meets the criteria for sale accounting, the Company will no longer recognize the CRE debt investment sold as an asset and will recognize gain or loss based on the difference between the sales price and the carrying value of the CRE debt investment sold. Any related unamortized deferred origination fees, original issue discounts, loan origination costs, discounts or premiums at the time of sale are recognized as an adjustment to the gain or loss on sale, which is included in interest income on the consolidated statement of operations. Any fees received at the time of sale or syndication are recognized as part of interest income.

Operating Real Estate

Operating real estate is carried at historical cost less accumulated depreciation. Ordinary repairs and maintenance are expensed as incurred. Major replacements and betterments which improve or extend the life of the asset are capitalized and depreciated over their useful life. The Company accounts for purchases of operating real estate that qualify as business combinations using the acquisition method, where the purchase price is allocated to tangible assets such as land, building, improvements and other identified intangibles. Costs directly related to an acquisition deemed to be a business combination are expensed and included in transaction costs in the consolidated statements of operations.

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Operating real estate is depreciated using the straight-line method over the estimated useful lives of the assets, summarized as follows:

Category:	Term:
Building	40 years

Building improvements	Lesser of the useful life or remaining life of the building

Land improvements	10 to 30 years

Tenant improvements	Lesser of the useful life or remaining term of the lease

Real Estate Securities

The Company classifies its CRE securities investments as available for sale on the acquisition date, which are carried at fair value. Unrealized gains (losses) are recorded as a component of accumulated OCI in the consolidated statements of equity.

Deferred Costs

Deferred costs primarily include deferred financing costs and deferred lease costs. Deferred financing costs represent commitment fees, legal and other third-party costs associated with obtaining financing. Costs related to revolving credit facilities are recorded in deferred costs and other assets, net and are amortized to interest expense using the straight-line basis over the term of the facility. Costs related to other borrowings are recorded net against the carrying value of such borrowings and are amortized to interest expense using the effective interest method. Unamortized deferred financing costs are expensed to realized gain (loss) when the associated facility is repaid before maturity. Costs incurred in seeking financing transactions, which do not close, are expensed in the period in which it is determined that the financing will not occur. Deferred lease costs consist of fees incurred to initiate and renew operating leases, which are amortized on a straight-line basis over the remaining lease term and are recorded to depreciation and amortization in the consolidated statements of operations.

Identified Intangibles

The Company records acquired identified intangibles, which includes intangible assets (such as the value of the above-market leases, in-place leases, and other intangibles) and intangible liabilities (such as the value of below market leases), based on estimated fair value. The value allocated to the identified intangibles are amortized over the remaining lease term. Above/below-market leases are amortized into rental income, below-market ground leases are amortized into real estate properties-operating expense and in-place leases are amortized into depreciation and amortization expense. Identified intangible assets are recorded in deferred costs and other assets, net, and identified intangible liabilities are recorded in other liabilities on the accompanying consolidated balance sheets. As of December 31, 2016, the weighted average amortization period for above-market leases, below-market leases and in-place lease costs is 6.9 years, 3.5 years and 4.1 years, respectively.

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The following table presents a summary of intangible assets and intangible liabilities, presented in deferred costs and other assets, net and other liabilities, respectively, on the consolidated balance sheets, as of December 31, 2016 and 2015 (dollars in thousands):

	December 31, 2016				December 31, 2015
	Intangible Assets			Intangible Liabilities	Intangible Assets			Intangible Liabilities
	In-place Leases	Above- market Leases	Total	Below- market Leases	In-place Leases	Above- market Leases	Total	Below- market Leases
Gross amount	$35,701	$5,255	$40,956	$2,729	$35,701	$5,255	$40,956	$2,729
Acc. amortization	(16,298)	(1,541)	(17,839)	(930)	(6,551)	(476)	(7,027)	(325)

Total	$19,403	$3,714	$23,117	$1,799	$29,150	$4,779	$33,929	$2,404

The Company recorded amortization of acquired above-market leases, net of acquired below-market leases of $0.5 million and $0.2 million for the years ended December 31, 2016 and 2015. Amortization of acquired in-place leases intangible assets was $9.7 million and $6.6 million for the years ended December 31, 2016 and 2015. The Company had no intangible assets or intangible liabilities as of December 31, 2014.

The following table presents annual amortization of intangible assets and liabilities (dollars in thousands):

	Intangible Assets			Intangible Liabilities
Years Ending December 31:	In-place Leases, net(1)	Above-market Leases, net(1)	Total	Below-market Leases, net(1)
2017	$7,302	$880	$8,182	$606
2018	4,779	821	5,600	549
2019	2,891	522	3,413	337
2020	1,646	315	1,961	203
2021	1,028	202	1,230	73
Thereafter	1,757	974	2,731	31

Total	$19,403	$3,714	$23,117	$1,799

(1)	Identified intangibles will be amortized through periods ending May 2028.

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Deferred Costs and Other Assets, Net and Other Liabilities

The following table presents a summary of deferred costs and other assets, net and other liabilities as of December 31, 2016 and 2015 (dollars in thousands):

	December 31, 2016	December 31, 2015
Deferred costs and other assets, net
Intangible assets, net(1)	$23,117	$33,929
Deferred financing costs, net - credit facilities	1,911	1,953
Deferred commissions and leasing costs	3,446	961
Deposits and pending deal costs	64	39
Prepaid expenses	1,527	711
Deferred tax asset	1,077	—
Other	9	6

Total	$31,151	$37,599

Other liabilities:
Intangible liabilities, net(2)	1,799	2,404
Tenant security deposits	1,439	1,261
Tenant prepaid rent	1,797	2,204
Deferred tax liability(3)	5,355	137
Other	381	8

Total	$10,771	$6,014

(1)	Represents in-place leases and above-market leases, net.
(2)	Represents below-market leases, net.
(3)	Includes $4.3 million of tax related liabilities assumed upon the purchase of PE Investment III, as defined in Note 5, Investments in Private Equity Funds.

Acquisition Fees and Expenses

The total of all acquisition fees and expenses for an investment, including acquisition fees to the Advisor, cannot exceed, in the aggregate, 6.0% of the contract purchase price of such investment unless such excess is approved by a majority of the directors, including independent directors. For the year ended December 31, 2016, total acquisition fees and expenses did not exceed the allowed limit for any investment. An acquisition fee incurred related to an equity investment will generally be expensed as incurred. An acquisition fee paid to the Advisor related to the acquisition of an equity or debt investment in an unconsolidated joint venture is included in investments in unconsolidated ventures on the consolidated balance sheets. An acquisition fee paid to the Advisor related to the origination or acquisition of debt investments is included in debt investments, net on the consolidated balance sheets and is amortized to interest income over the life of the investment using the effective interest method. The Company records as an expense certain acquisition costs and fees associated with transactions deemed to be business combinations in which it consolidates the asset and capitalizes these costs for transactions deemed to be acquisitions of an asset, including an equity investment.

Revenue Recognition

Real Estate Debt Investments

Interest income is recognized on an accrual basis and any related premium, discount, origination costs and fees are amortized over the life of the investment using the effective interest method. The amortization is reflected as

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an adjustment to interest income in the consolidated statements of operations. The amortization of a premium or accretion of a discount is discontinued if such loan is reclassified to held for sale.

Operating Real Estate

Rental and other income from operating real estate is derived from the leasing of space to various types of tenants. Rental revenue recognition commences when the tenant takes legal possession of the leased space and the leased space is substantially ready for its intended use. The leases are for fixed terms of varying length and generally provide for annual rentals and expense reimbursements to be paid in monthly installments. Rental income from leases is recognized on a straight-line basis over the term of the respective leases. The excess of rent recognized over the amount contractually due pursuant to the underlying leases is included in receivables on the consolidated balance sheets. The Company amortizes any tenant inducements as a reduction of revenue utilizing the straight-line method over the term of the lease. Other income represents revenue from tenant/operator leases which provide for the recovery of all or a portion of the operating expenses and real estate taxes paid by the Company on behalf of the respective property. This revenue is recognized in the same period as the expenses are incurred.

In a situation in which a lease(s) associated with a significant tenant have been, or are expected to be, terminated early, the Company evaluates the remaining useful life of depreciable or amortizable assets in the asset group related to the lease that will be terminated (i.e., tenant improvements, above- and below-market lease intangibles, in-place lease value and deferred leasing costs). Based upon consideration of the facts and circumstances surrounding the termination, the Company may write-off or accelerate the depreciation and amortization associated with the asset group. Such amounts are included within rental and other income for above- and below-market lease intangibles and depreciation and amortization for the remaining lease related asset groups in the consolidated statements of operations.

Real Estate Securities

Interest income is recognized using the effective interest method with any premium or discount amortized or accreted through earnings based on expected cash flow through the expected maturity date of the security. Changes to expected cash flow may result in a change to the yield which is then applied retrospectively for high-credit quality securities that cannot be prepaid or otherwise settled in such a way that the holder would not recover substantially all of the investment or prospectively for all other securities to recognize interest income.

Credit Losses and Impairment on Investments

Real Estate Debt Investments

Loans are considered impaired when, based on current information and events, it is probable that the Company will not be able to collect all principal and interest amounts due according to the contractual terms. The Company assesses the credit quality of the portfolio and adequacy of loan loss reserves on a quarterly basis or more frequently as necessary. Significant judgment of the Company is required in this analysis. The Company considers the estimated net recoverable value of the loan as well as other factors, including but not limited to the fair value of any collateral, the amount and the status of any senior debt, the quality and financial condition of the borrower and the competitive situation of the area where the underlying collateral is located. Because this determination is based on projections of future economic events, which are inherently subjective, the amount ultimately realized may differ materially from the carrying value as of the balance sheet date. If upon completion of the assessment, the estimated fair value of the underlying collateral is less than the net carrying value of the loan, a loan loss reserve is recorded with a corresponding charge to provision for loan losses. The loan loss

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reserve for each loan is maintained at a level that is determined to be adequate by management to absorb probable losses.

Income recognition is suspended for a loan at the earlier of the date at which payments become 90-days past due or when, in the opinion of the Company, a full recovery of income and principal becomes doubtful. When the ultimate collectability of the principal of an impaired loan is in doubt, all payments are applied to principal under the cost recovery method. When the ultimate collectability of the principal of an impaired loan is not in doubt, contractual interest is recorded as interest income when received, under the cash basis method until an accrual is resumed when the loan becomes contractually current and performance is demonstrated to be resumed. Interest accrued and not collected will be reversed against interest income. A loan is written off when it is no longer realizable and/or legally discharged. As of December 31, 2016, the Company did not have any impaired CRE debt investments.

Operating Real Estate

The Company’s real estate portfolio is reviewed on a quarterly basis, or more frequently as necessary, to assess whether there are any indicators that the value of its operating real estate may be impaired or that its carrying value may not be recoverable. A property’s value is considered impaired if the Company’s estimate of the aggregate expected future undiscounted cash flow generated by the property is less than the carrying value. In conducting this review, the Company considers U.S. macroeconomic factors, real estate sector conditions and asset specific and other factors. To the extent an impairment has occurred, the loss is measured as the excess of the carrying value of the property over the estimated fair value and recorded in impairment on operating real estate in the consolidated statements of operations. As of December 31, 2016, the Company did not have any impaired operating real estate.

An allowance for a doubtful account for a tenant receivable is established based on a periodic review of aged receivables resulting from estimated losses due to the inability of tenants to make required rent and other payments contractually due. Additionally, the Company establishes, on a current basis, an allowance for future tenant credit losses on unbilled rent receivable based on an evaluation of the collectability of such amounts.

Real Estate Securities

CRE securities for which the fair value option is elected are not evaluated for other-than-temporary impairment (“OTTI”) as any change in fair value is recorded in the consolidated statements of operations. Realized losses on such securities are reclassified to realized gain (loss) on investments as losses occur.

CRE securities for which the fair value option is not elected are evaluated for OTTI quarterly. Impairment of a security is considered to be other-than-temporary when: (i) the holder has the intent to sell the impaired security; (ii) it is more likely than not the holder will be required to sell the security; or (iii) the holder does not expect to recover the entire amortized cost of the security. When a CRE security has been deemed to be other-than-temporarily impaired due to (i) or (ii), the security is written down to its fair value and an OTTI is recognized in the consolidated statements of operations. In the case of (iii), the security is written down to its fair value and the amount of OTTI is then bifurcated into: (a) the amount related to expected credit losses; and (b) the amount related to fair value adjustments in excess of expected credit losses. The portion of OTTI related to expected credit losses is recognized in the consolidated statements of operations. The remaining OTTI related to the valuation adjustment is recognized as a component of accumulated OCI in the consolidated statements of equity. CRE securities which are not high-credit quality are considered to have an OTTI if the security has an unrealized loss and there has been an adverse change in expected cash flow. The amount of OTTI is then bifurcated as discussed above. As of December 31, 2016, the Company did not have any OTTI recorded on its CRE securities.

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Organization and Offering Costs

The Advisor, or its affiliates, is entitled to receive reimbursement for costs paid on behalf of the Company in connection with the Offering. The Company is obligated to reimburse the Advisor for organization and offering costs to the extent the aggregate of selling commissions, dealer manager fees, distribution fees and other organization and offering costs do not exceed 15.0% of gross offering proceeds from the Offering. The Advisor does not expect reimbursable organization and offering costs to exceed $15.0 million, or 1.0% of the total proceeds available to be raised from the Primary Offering. The Company records organization and offering costs each period based upon an allocation determined by the expectation of total organization and offering costs to be reimbursed. Organization costs are recorded as an expense in general and administrative expenses in the consolidated statements of operations and offering costs are recorded as a reduction to equity.

Foreign Currency

Assets and liabilities denominated in a foreign currency for which the functional currency is a foreign currency are translated using the currency exchange rate in effect at the end of the period presented and the results of operations for such entities are translated into U.S. dollars using the average currency exchange rate in effect during the period. The resulting foreign currency translation adjustment is recorded as a component of accumulated OCI in the consolidated statements of equity.

Assets and liabilities denominated in a foreign currency for which the functional currency is the U.S. dollar are remeasured using the currency exchange rate in effect at the end of the period presented and the results of operations for such entities are remeasured into U.S. dollars using the average currency exchange rate in effect during the period. The resulting foreign currency remeasurement adjustment is recorded in unrealized gain (loss) on investments and other in the consolidated statements of operations.

As of December 31, 2016, the Company has $5.2 million of deferred purchase price obligations denominated in foreign currency related to its PE Investments.

Equity-Based Compensation

The Company accounts for equity-based compensation awards using the fair value method, which requires an estimate of fair value of the award at the time of grant. All fixed equity-based awards to directors, which have no vesting conditions other than time of service, are amortized to compensation expense over the awards’ vesting period on a straight-line basis.

Equity-based compensation is classified within general and administrative expense in the consolidated statements of operations.

Income Taxes

The Company elected to be taxed as a REIT and to comply with the related provisions of the Internal Revenue Code beginning in its taxable year ended December 31, 2013. Accordingly, the Company will generally not be subject to U.S. federal income tax to the extent of its distributions to stockholders as long as certain asset, income and share ownership tests are met. To maintain its qualification as a REIT, the Company must annually distribute at least 90% of its REIT taxable income to its stockholders and meet certain other requirements. The Company believes that all of the criteria to maintain the Company’s REIT qualification have been met for the applicable periods, but there can be no assurance that these criteria will continue to be met in subsequent periods. If the Company were to fail to meet these requirements, it would be subject to U.S. federal income tax and potential

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interest and penalties, which could have a material adverse impact on its results of operations and amounts available for distributions to its stockholders. The Company has assessed its tax positions for all open tax years, which include 2014 to 2016, and concluded there were no material uncertainties to be recognized. The Company’s accounting policy with respect to interest and penalties is to classify these amounts as a component of income tax expense, where applicable. The Company has not recognized any such amounts related to uncertain tax positions for the years ended December 31, 2016, 2015 and 2014.

The Company may also be subject to certain state, local and franchise taxes. Under certain circumstances, U.S. federal income and excise taxes may be due on its undistributed taxable income.

The Company made joint elections to treat certain subsidiaries as taxable REIT subsidiaries (“TRS”) which may be subject to U.S. federal, state and local income taxes. In general, a TRS of the Company may perform non-customary services for tenants, hold assets that the REIT cannot hold directly and may engage in most real estate or non-real estate-related business.

Certain subsidiaries of the Company are subject to taxation by federal, state and local authorities for the periods presented. Income taxes are accounted for by the asset/liability approach in accordance with U.S. GAAP. Deferred taxes, if any, represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. Such amounts arise from differences between the financial reporting and tax bases of assets and liabilities and are adjusted for changes in tax laws and tax rates in the period which such changes are enacted. A provision for income tax represents the total of income taxes paid or payable for the current period, plus the change in deferred taxes. Current and deferred taxes are recorded on the portion of earnings (losses) recognized by the Company with respect to its interest in TRSs. Deferred income tax assets and liabilities are calculated based on temporary differences between the Company’s U.S. GAAP consolidated financial statements and the federal, state and local tax basis of assets and liabilities as of the consolidated balance sheet date. The Company evaluates the realizability of its deferred tax assets (e.g., net operating loss and capital loss carryforwards) and recognizes a valuation allowance if, based on the available evidence, it is more likely than not that some portion or all of its deferred tax assets will not be realized. When evaluating the realizability of its deferred tax assets, the Company considers estimates of expected future taxable income, existing and projected book/tax differences, tax planning strategies available and the general and industry specific economic outlook. This realizability analysis is inherently subjective, as it requires the Company to forecast its business and general economic environment in future periods. Changes in estimate of deferred tax asset realizability, if any, are included in income tax benefit (expense) in the consolidated statements of operations.

For the years ended December 31, 2016 and 2015, the Company recorded income tax expense of $1.9 million and $0.4 million, respectively. There was no income tax expense recorded for the year ended December 31, 2014.

Transfers of Financial Assets

Sale accounting for transfers of financial assets requires the transfer of an entire financial asset, a group of financial assets in its entirety or if a component of the financial asset is transferred, that component meets the definition of a participating interest by having characteristics that mirror the original financial asset.

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. If the Company has any continuing involvement, rights or obligations with the transferred financial asset (outside of standard representations and warranties), sale accounting would require that the transfer meets the following sale

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conditions: (1) the transferred asset has been legally isolated; (2) the transferee has the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred asset; and (3) the Company does not maintain effective control over the transferred asset through an agreement that provides for (a) both an entitlement and an obligation by the Company to repurchase or redeem the asset before its maturity, or (b) the unilateral ability by the Company to reclaim the asset and a more than trivial benefit attributable to that ability, or (c) the transferee requiring the Company to repurchase the asset at a price so favorable to the transferee that it is probable the repurchase will occur.

If sale accounting is met, the transferred financial asset is removed from the balance sheet and a net gain or loss is recognized upon sale, taking into account any retained interests. Transfers of financial assets that do not meet the criteria for sale are accounted for as financing transactions, or secured borrowings.

As a result of the requirements of sale accounting, senior participations in first mortgage loans purchased in connection with a securitization financing transaction are recorded as Loan collateral receivable, related party, on the Company’s consolidated balance sheets. Refer to Note 7. “Borrowings”, for additional information.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued an accounting update requiring a company to recognize as revenue the amount of consideration it expects to be entitled to in connection with the transfer of promised goods or services to customers. The accounting standard update will replace most of the existing revenue recognition guidance currently promulgated by U.S. GAAP. In July 2015, the FASB decided to delay the effective date of the new revenue standard by one year. The effective date of the new revenue standard for the Company will be January 1, 2018. Leases are specifically excluded from this guidance and will be governed by the applicable lease codification; however, this update may have implications in certain variable payment terms included in lease agreements and in sale and leaseback transactions. The Company is currently assessing the potential effect of the adoption on its consolidated financial statements and related disclosures, as applicable.

In February 2015, the FASB issued updated guidance that changes the rules regarding consolidation. The pronouncement eliminates specialized guidance for limited partnerships and similar legal entities and removes the indefinite deferral for certain investment funds. The new guidance is effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. The Company adopted this guidance in the first quarter 2016 and determined the Company’s Operating Partnership is considered a VIE. The Company is the primary beneficiary of the VIE, the VIE’s assets can be used for purposes other than the settlement of the VIE’s obligations and the Company’s partnership interest is considered a majority voting interest. As such, this standard resulted in the identification of additional VIEs, however it did not have a material impact on the Company’s consolidated financial position or results of operations.

In January 2016, the FASB issued an accounting update that addressed certain aspects of accounting and disclosure requirements of financial instruments, including the requirement that equity investments with readily determinable fair value be measured at fair value with changes in fair value recognized in results of operations. The new guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. The Company does not have any equity investments with readily determinable fair value recorded as available-for-sale. The Company does not believe that this guidance will have a material impact on its consolidated financial statements and related disclosures.

In February 2016, the FASB issued an accounting update that sets out the principles for the recognition, measurement, presentation, and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The

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update requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase of the leased asset by the lessee. This classification will determine whether the lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. Additionally, the new update will require that lessees and lessors capitalize, as initial direct costs, only those costs that are incurred due to the execution of a lease. The new guidance is to be applied using a modified retrospective approach at the beginning of the earliest comparative period in the financial statements and is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is currently assessing the potential effect the adoption of this guidance will have on its consolidated financial statements and related disclosures.

In March 2016, the FASB issued guidance which eliminates the requirement for an investor to retroactively apply the equity method when its increase in ownership interest (or degree of influence) in an investee triggers equity method accounting. The update requires that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. The update should be applied prospectively upon their effective date to increases in the level of ownership interests or degree of influence that results in the adoption of the equity method. The guidance is effective for fiscal years beginning after December 15, 2016 and interim periods within those fiscal years. The Company will adopt the new guidance prospectively on January 1, 2017 and does not expect the adoption of this standard to have a material impact on its consolidated financial statements and related disclosures.

In March 2016, the FASB issued guidance which amends several aspects of the accounting for equity-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities and classification on the statements of cash flows. The guidance is effective for interim and annual reporting periods in fiscal years beginning after December 15, 2016. The Company will adopt the new guidance prospectively on January 1, 2017 and does not expect the adoption of this standard to have a material impact on its consolidated financial statements and related disclosures.

In June 2016, the FASB issued guidance that changes the impairment model for certain financial instruments by requiring companies to recognize an allowance for expected losses, rather than incurred losses as required currently by the incurred loss approach. The guidance will apply to most financial assets measured at amortized cost and certain other instruments, including trade and other receivables, loans, held-to-maturity debt securities, net investments in leases and off-balance-sheet credit exposures (e.g., loan commitments). The new guidance is effective for reporting periods beginning after December 15, 2019 and will be applied as a cumulative adjustment to retained earnings as of the effective date. The Company is currently assessing the potential effect the adoption of this guidance will have on its consolidated financial statements and related disclosures.

In August 2016, the FASB issued guidance that makes eight targeted changes to how cash receipts and cash payments are presented and classified in the statement of cash flows. The guidance is effective for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The new guidance requires adoption on a retrospective basis unless it is impracticable to apply, in which case the company would be required to apply the amendments prospectively as of the earliest date practicable. The Company does not believe that this guidance will have a material impact on its consolidated financial statements and related disclosures.

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In November 2016, the FASB issued guidance which requires entities to show the changes in the total of cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. Entities will no longer present transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. The guidance is effective for reporting periods beginning after December 15, 2017 and will be applied retrospectively to all periods presented. The Company does not believe that this guidance will have a material impact on its consolidated financial statements and related disclosures.

In January 2017, the FASB issued guidance to clarify the definition of a business under ASC 805. This new standard clarifies the definition of a business and provides a screen to determine when an integrated set of assets and activities is not a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. The guidance is effective for fiscal years, and interim periods within those years, beginning December 15, 2017. The amendments in this update will be applied on a prospective basis. The Company expects that acquisitions of real estate or in-substance real estate will not meet the revised definition of a business because substantially all of the fair value is concentrated in a single identifiable asset or group of similar identifiable assets (i.e. land, buildings, and related intangible assets).

3.	Real Estate Debt Investments

The following table presents CRE debt investments as of December 31, 2016 (dollars in thousands):

					Weighted Average			Floating Rate as % of Principal Amount
Asset type:	Count	Principal Amount(1)	Carrying Value(2)	Allocation by Investment Type(3)	Fixed Rate	Spread over LIBOR(4)	Total Unleveraged Current Yield
First mortgage loans	19	$620,389	$604,510	74.7%	—	5.26%	5.74%	100.0%
Mezzanine loans	1	20,528	20,631	2.5%	14.00%	—	14.00%	—
Subordinate interests	4	189,740	181,344	22.8%	12.69%	12.75%	12.81%	15.1%

Total/Weighted average	24	$830,657	$806,485	100.0%	12.84%	5.53%	7.54%	78.1%

(1)	Includes future funding commitments of $15.9 million for first mortgage loans and $9.3 million for subordinate interests.
(2)	Certain CRE debt investments serve as collateral for financing transactions, including carrying value of $359.3 million for Term Loan Facilities, as defined in Note 7, and other notes payable and $245.2 million for a securitization financing transaction executed in November 2016, Securitization 2016-1, as defined in Note 7. The remainder is unleveraged.
(3)	Based on principal amount.
(4)	Includes a fixed minimum LIBOR rate (“LIBOR floor”), as applicable. As of December 31, 2016, the Company had $493.9 million principal amount of floating-rate loans subject to a LIBOR floor with the weighted average LIBOR floor of 0.29%.

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The following table presents CRE debt investments as of December 31, 2015 (dollars in thousands):

					Weighted Average			Floating Rate as % of Principal Amount
Asset type:	Count	Principal Amount(1)	Carrying Value(2)	Allocation by Investment Type(3)	Fixed Rate	Spread over LIBOR(4)	Total Unleveraged Current Yield
First mortgage loans	17	$818,333	$787,294	89.9%	—	5.32%	5.36%	100.0%
Subordinate interests	3	91,604	77,546	10.1%	12.79%	12.80%	12.95%	31.3%

Total/Weighted average	20	$909,937	$864,840	100.0%	12.79%	5.99%	6.04%	93.1%

(1)	Includes future funding commitments of $32.8 million for first mortgage loans and $14.0 million for subordinate interests.
(2)	Certain CRE debt investments serve as collateral for financing transactions, including carrying value of $787.3 million for Term Loan Facilities (refer to Note 7). The remainder is unleveraged.
(3)	Based on principal amount.
(4)	Includes a fixed minimum LIBOR floor, as applicable. As of December 31, 2015, the Company had $697.2 million principal amount of floating-rate loans subject to a LIBOR floor with the weighted average LIBOR floor of 0.24%.

The following table presents maturities of CRE debt investments based on principal amount, which includes future funding commitments, as of December 31, 2016 (dollars in thousands):

	Current Maturity	Maturity Including Extensions(1)
Years Ending December 31:
2017	$272,747	$—
2018	274,611	20,528
2019	147,063	273,980
2020	37,850	308,700
2021	—	129,063
Thereafter	98,386	98,386

Total	$830,657	$830,657

(1)	Assumes that all debt with extension options will qualify for extension at such maturity according to the conditions set forth in the governing documents.

As of December 31, 2016, the weighted average maturity, including extensions, of CRE debt investments was 4.2 years.

Credit Quality Monitoring

CRE debt investments are typically loans secured by direct senior priority liens on real estate properties or by interests in entities that directly own real estate properties, which serve as the primary source of cash for the payment of principal and interest. The Company evaluates its debt investments at least quarterly and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual debt service in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations

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as to the ultimate recovery of principal at maturity. The Company categorizes a debt investment for which it expects to receive full payment of contractual principal and interest payments as “performing.” The Company will categorize a weaker credit quality debt investment that is currently performing, but for which it believes future collection of all or some portion of principal and interest is in doubt, into a category called “performing with a loan loss reserve.” The Company will categorize a weaker credit quality debt investment that is not performing, which the Company defines as a loan in maturity default and/or past due at least 90 days on its contractual debt service payments, as a non-performing loan (“NPL”). The Company’s definition of an NPL may differ from that of other companies that track NPLs.

As of December 31, 2016, all CRE debt investments were performing in accordance with the contractual terms of their governing documents and were categorized as performing loans. There were no real estate debt investments with contractual payments past due as of December 31, 2016 and 2015. For the year ended December 31, 2016, no debt investments contributed more than 10% of interest income.

Debt Investments Sales

In April 2016, the Company completed a sale of two first mortgage loans with an aggregate outstanding principal of $173.0 million, in conjunction with loan sales of a related party, to an unaffiliated third party. In addition, in April 2016, the Company completed a sale of a first mortgage loan with an outstanding principal amount of $39.2 million to an unaffiliated third party. In total, the three first mortgage loans were sold for an aggregate purchase price of $212.3 million, representing approximately 100.1% of the combined outstanding principal amount for the three loans. In connection with the transactions, the Company is no longer obligated to fund an aggregate of $4.2 million in future funding commitments. Using proceeds from the sale, the Company repaid $126.3 million on its Term Loan Facilities, resulting in net proceeds, before closing expenses, of $86.1 million.

4.	Operating Real Estate

The following table presents operating real estate, net as of December 31, 2016 and 2015 (dollars in thousands):

	December 31, 2016	December 31, 2015
Land and improvements	$93,707	$93,666
Buildings and improvements(1)	321,420	312,986

Subtotal	415,127	406,652
Less: Accumulated depreciation	(15,890)	(5,244)

Operating real estate, net	$399,237	$401,408

(1)	Includes tenant improvements.

For the years ended December 31, 2016 and 2015, depreciation expense was $10.7 million and $5.2 million, respectively. There was no depreciation expense recorded for the year ended December 31, 2014.

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Minimum Future Rents

Minimum rental amounts due under leases are generally either subject to scheduled fixed increases or adjustments. The following table presents approximate future minimum rental income under non-cancellable operating leases to be received over the next five years and thereafter as of December 31, 2016 (dollars in thousands):

Years Ending December 31:
2017	$31,471
2018	27,694
2019	22,489
2020	17,856
2021	12,611
Thereafter	24,965

Total	$137,086

The rental properties owned at December 31, 2016 are leased under non-cancellable operating leases with current expirations ranging from 2017 to 2028, with certain tenant renewal rights. For certain properties, the tenants pay the Company, in addition to the contractual base rent, their pro rata share of real estate taxes and operating expenses. Certain lease agreements provide for periodic rental increases and others provide for increases based on the consumer price index.

For the year ended December 31, 2016, the Company had one single property with rental and other income equal to or greater than 10% of total revenue.

5.	Investments in Private Equity Funds

The following is a description of investments in private equity funds that own PE Investments either through unconsolidated ventures or direct investments (“PE Investment I”, “PE Investment II” and “PE Investment III”) which are recorded as investments in private equity funds at fair value on the consolidated balance sheets. The Company elected the fair value option for PE Investments, which include both cost method and equity method investments. As a result, the Company records equity in earnings (losses) based on the change in fair value for its share of the projected future cash flow from one period to another. All PE Investments are considered variable interest entities. Refer to Note 2, “Summary of Significant Accounting Policies”, for additional information.

The following table summarizes the Company’s PE Investment acquisitions (dollars in thousands):

PE Investment	Initial Closing Date	NAV Reference Date(1)	Number of Funds(2)	Purchase Price
PE Investment I	March 20, 2015	September 30, 2014	6	$45,045
PE Investment II(3)	August 4, 2015	December 31, 2014	3	27,788
PE Investment III(4)	September 20, 2016	March 31, 2016	41	317,587

Total			50	$390,420

(1)	Represents the net asset value (“NAV”) date on which the Company agreed to acquire the PE Investment.
(2)	Represents number of underlying fund investments at initial closing date.
(3)	At the time of closing, the Company paid $9.4 million to acquire PE Investment II, or 50% of the purchase price, adjusted for subsequent contributions and distributions, and paid the remaining $13.9 million (the “Deferred Amount”) on the one year anniversary of the closing date.

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(4)	At the time of closing in September 2016, the Company paid $33.9 million to acquire PE Investment III and paid an additional $204.7 million in December 2016. In addition, the Company assumed $44.7 million of deferred purchase price obligations to third parties from the seller, which includes the proportionate share of an obligation owed through a joint investment within PE Investment III, totaling $5.6 million. As of December 31, 2016, $21.0 million in deferred purchase price obligations have been paid and $23.4 million remain outstanding, which includes the proportionate share of an obligation owed through an unconsolidated joint investment. Refer to Note 8, “Related Party Arrangements”, for additional information.

The following table presents PE Investments as of December 31, 2016 and 2015 (dollars in thousands):

	Carrying Value(2)		Year Ended December 31, 2016			Year Ended December 31, 2015
PE Investment(1)	December 31, 2016	December 31, 2015	Equity in Earnings	Distributions	Contributions(3)	Equity in Earnings	Distributions	Contributions(3)
PE Investment I	$26,949	$39,646	$3,459	$14,198	$255	$4,202	$10,284	$45,728
PE Investment II	11,964	15,219	2,821	8,729	13,894	1,819	14,190	13,894
PE Investment III	260,768	—	5,331	59,142	294,779	—	—	—

Total	$299,681	$54,865	$11,611	$82,069	$308,928	$6,021	$24,474	$59,622

(1)	The initial closing date for PE Investment I, PE Investment II, and PE Investment III was March 20, 2015, August 4, 2015, and September 20, 2016, respectively.
(2)	Includes a cumulative unrealized loss of $2.2 million and an unrealized gain of $2.5 million for PE Investment I and II, respectively, as of December 31, 2016.
(3)	Includes initial investments, before closing statement adjustments for distributions and contributions, and subsequent contributions, including deferred purchase price fundings.

6.	Real Estate Securities, Available for Sale

CRE securities are comprised of CMBS backed by a pool of CRE loans which are typically well-diversified by type and geography. The following table presents CMBS investments as of December 31, 2016 and 2015 (dollars in thousands):

				Cumulative Unrealized on Investments			Weighted Average
As of Date:	Count	Principal Amount(1)	Amortized Cost	Gain	(Loss)	Fair Value	Coupon	Unleveraged Current Yield
December 31, 2016(2)	11	$128,181	$85,773	$2,042	$(878)	$86,937	3.42%	9.73%
December 31, 2015	3	25,500	18,386	—	(443)	17,943	3.29%	7.40%

(1)	As of December 31, 2016, certain CRE securities serve as collateral for financing transactions including carrying value of $56.8 million for the CMBS Credit Facilities (refer to Note 7). The remainder is unleveraged.
(2)	Includes a CRE security with an underlying loan that was non-performing at acquisition. The CRE security was purchased for $26.9 million, net of a $21.3 million discount. As of December 31, 2016, the non-accretable amount of total cash flows was $5.7 million.

The Company recorded a net unrealized gain in OCI of $1.6 million and a net unrealized loss in OCI of $0.4 million for the years ended December 31, 2016 and 2015, respectively. The Company was not invested in CRE securities as of December 31, 2014.

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As of December 31, 2016, the Company held three securities with an aggregate carrying value of $14.9 million with a cumulative unrealized loss of $0.9 million, two of which were in an unrealized loss position for a period of greater than 12 months. Based on management’s quarterly evaluation, no OTTI was identified related to these securities. The Company does not intend to sell these securities and it is more likely than not that the Company will not be required to sell these securities prior to recovery of its amortized cost basis, which may be at maturity.

As of December 31, 2016, the weighted average contractual maturity of CRE securities was 30.7 years with an expected maturity of 7.3 years.

7.	Borrowings

The following table presents borrowings as of December 31, 2016 and 2015 (dollars in thousands):

						December 31, 2016		December 31, 2015
	Capacity		Recourse vs. Non- Recourse	Final Maturity	Contractual Interest Rate	Principal Amount(1)	Carrying Value(1)	Principal Amount(1)	Carrying Value(1)
Securitization bonds payable, net
Securitization 2016-1			Non-recourse	Sep-31	LIBOR + 2.07%	$193,980	$191,315	$—	$—

Mortgage and other notes payable, net
Industrial			Non-recourse(2)	Jul-25	4.31%	250,000	249,215	250,000	249,123
Multi-tenant office			Non-recourse(2)	Aug-20(3)	LIBOR + 1.90%	88,170	87,426	82,500	81,369
Other notes payable(4)			Limited Recourse(5)	Dec-20(4)	LIBOR + 2.65%	39,868	39,540	39,868	39,386

Subtotal mortgage and other notes payable, net						378,038	376,181	372,368	369,878
Term loan facilities
Citibank facility	$150,000	(6)	Limited Recourse(7)	Oct-19(6)	LIBOR + 2.50%(8)	54,750	54,750	84,250	84,250
Deutsche Bank facility	200,000		Limited Recourse(9)	Jul-19(10)	LIBOR + 2.53%(8)	47,242	47,242	178,061	178,061
Morgan Stanley facility	300,000	(11)	Limited Recourse(5)	Jun-20(11)	LIBOR + 2.45%(8)	101,000	101,000	199,457	199,457

Subtotal term loan facilities	$650,000					202,992	202,992	461,768	461,768

CMBS credit facilities
Citibank facility			Recourse	Various(12)	LIBOR + 1.50%(8)	9,887	9,887	—	—
JP Morgan facility			Recourse	Various(12)	LIBOR + 1.50%(8)	28,528	28,528	—	—

Subtotal CMBS credit facilities						38,415	38,415	—	—

Subtotal						241,407	241,407	461,768	461,768

Total(13)						$813,425	$808,903	$834,136	$831,646

(1)	Difference between principal amount and carrying value of mortgage and other notes payable is attributable to deferred financing costs, net.
(2)	Subject to customary non-recourse carveouts.
(3)	The initial maturity of the mortgage payable is August 2018, with a two-year extension available at the Company’s option, which may be subject to the satisfaction of certain customary conditions set forth in the governing documents.
(4)	Relates to financing obtained for a CRE debt investment. The initial maturity of the note payable is December 2018, with two one-year extensions available at the Company’s option, which may be subject to the satisfaction of certain customary conditions set forth in the governing documents.

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(5)	Recourse solely with respect to 25.0% of the financed amount.
(6)	In October 2016, the Company amended the terms of the Citibank Facility, increasing the total potential borrowing capacity from $100.0 million to $150.0 million and extending the initial maturity by two years to October 2018, with a one-year extension available, which may be subject to the satisfaction of certain customary conditions set forth in the governing documents.
(7)	Recourse solely with respect to 25.0% of the financed amount for assets with a lender debt yield equal to or greater than 10.0% at the time of financing plus 100.0% of the financed amount for assets with a lender debt yield less than 10.0% at the time of financing.
(8)	Represents the weighted average spread as of December 31, 2016. The contractual interest rate depends upon asset type and characteristics and ranges from one-month to three-month LIBOR plus 1.50% to 2.75%.
(9)	Recourse solely with respect to the greater of: (i) 25.0% of the financed amount of stabilized loans plus the financed amount of transitional loans, as further defined in the governing documents; or (ii) the lesser of $25.0 million or the aggregate financed amount of all loans.
(10)	In July 2016, the Company exercised the second of four, one-year extensions available at the Company’s option, respectively. These extensions may be subject to the satisfaction of certain customary conditions set forth in the governing documents.
(11)	In July 2016, the Company amended the terms of the Morgan Stanley Facility, increasing the total potential borrowing capacity from $200.0 million to $300.0 million and, subject to certain conditions precedent, extending the initial maturity by one year to June 2019. In addition, the Company may, at its option, extend the facility for one-year periods, subject to the approval of the global financial institution.
(12)	The maturity dates on the CMBS Credit Facilities are dependent upon asset type and will typically range from one to three months.
(13)	Secured by collateral comprised of certain CRE debt, securities, equity investments and loan collateral receivable with a carrying value of $1.1 billion as of December 31, 2016.

The following table presents scheduled principal on borrowings, based on final maturity as of December 31, 2016 (dollars in thousands):

	Total	Securitization Bonds Payable	Mortgage and Other Notes Payable	Credit Facilities
Years Ending December 31:
2017	$38,415	$—	$—	$38,415	(1)
2018	—	—	—	—
2019	101,992	—	—	101,992
2020	229,038	—	128,038	101,000
2021	—	—	—	—
Thereafter	443,980	193,980	250,000	—

Total	$813,425	$193,980	$378,038	$241,407

(1)	Represents CMBS Facilities borrowings, which have maturities typically ranging and renewing on a continuous basis from one to three months.

Securitization Financing Transactions

In November 2016, the Company entered into a $284.2 million securitization financing transaction (“Securitization 2016-1”). The transaction was collateralized by a pool of 10 CRE debt investments with a committed aggregate principal balance of $254.7 million primarily originated by the Company and three senior participations with a committed aggregate principal balance of $29.5 million originated by NorthStar Real Estate Income Trust, Inc. (“NorthStar Income”), a company managed by an affiliate of the Sponsor. Future funding commitments of $9.2 million and $4.6 million related to collateralized debt investments originated by the Company and NorthStar Income, respectively, were funded into the securitization trust by the Company at time of closing. A total of $194.0 million of permanent, non-recourse, non-mark-to-market investment-grade securitization bonds were issued, representing an advance rate of 68.3% at a weighted average coupon of LIBOR plus 2.07%. The Company retained $90.2 million of the non-investment grade securities and equity interests in the transaction, which the Company refers to as the retained equity interest in Securitization 2016-1. An affiliate

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of NorthStar Income retained $14.9 million of junior participations in the collateral it contributed. As a result of U.S. GAAP requirements for transfers of financial assets, the senior participations are recorded as Loan collateral receivable, related party, on the Company’s consolidated balance sheets. Refer to Note 2, “Summary of Significant Accounting Policies” for additional information. An affiliate of the Sponsor was appointed special servicer of Securitization 2016-1. The Company used the proceeds to repay $164.6 million of borrowings on its term loan facilities. The collateral is used to service the interest payments on the investment-grade securitization bonds and the Company receives the excess cash flow on its retained equity interest. Securitization 2016-1 is considered a voting interest entity and since the Company has all of the controlling financial interest in Securitization 2016-1, the entity is consolidated by the Company.

In the event of breaches of certain representations and warranties or a defect in the document of any of the contributed assets to Securitization 2016-1 provided at the time the Company entered into Securitization 2016-1 and contributed the loans that serve as collateral for Securitization 2016-1, the Company may be required to repurchase certain of those loans or replace the affected contributed asset or make a loss of value payment. These obligations do not relate to the credit performance of the loans contributed to Securitization 2016-1, but only to breaches of specific representations and warranties or a defect in the document of any of the contributed assets to Securitization 2016-1. Since inception, the Company has not been required to make any repurchases or replace the affected contributed asset or make a loss of value payment nor has the Company received any notice of assertion of a potential breach of representation and warranty or a defect in the document of any of the contributed assets to Securitization 2016-1. Any payment to repurchase a loan or replace the affected contributed asset or make a loss of value payment would impact the Company’s liquidity. Dependent upon the size of any such payment, the impact to liquidity could be material.

Term Loan Facilities

The Company, through subsidiaries, has entered into credit facility agreements with multiple global financial institutions to provide an aggregate principal amount of up to $650.0 million to finance the origination of first mortgage loans and senior loan participations secured by CRE (“Term Loan Facilities”). The Company agreed to guarantee certain obligations under the Term Loan Facilities, which contain representations, warranties, covenants, conditions precedent to funding, events of default and indemnities that are customary for agreements of this type. The Term Loan Facilities act as revolving loan facilities that can be paid down as assets are repaid or sold and re-drawn upon for new investments. As of December 31, 2016, the Company was in compliance with all of its financial covenants under the Term Loan Facilities.

As of December 31, 2016, the Company had $359.3 million carrying value of CRE debt investments financed with $203.0 million under the Term Loan Facilities.

CMBS Credit Facilities

In October 2015, January 2016, and April 2016, the Company entered into master repurchase agreements (“Merrill Lynch Facility”, “Citibank Facility”, and “JP Morgan Facility”, respectively, and collectively the “CMBS Credit Facilities”) to finance CMBS investments. The CMBS Credit Facilities are on a recourse basis and contain representations, warranties, covenants, conditions precedent to funding, events of default and indemnities that are customary for agreements of this type.

As of December 31, 2016, the Company had $56.8 million carrying value of CRE securities financed with $38.4 million under its CMBS Credit Facilities. As of December 31, 2016, the Company has not utilized the Merrill Lynch Facility.

Refer to Note 14, “Subsequent Events” for additional activity.

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8.	Related Party Arrangements

Advisor

Subject to certain restrictions and limitations, the Advisor is responsible for managing the Company’s affairs on a day-to-day basis and for identifying, originating, acquiring and asset managing investments on behalf of the Company. The Advisor may delegate certain of its obligations to affiliated entities, which may be organized under the laws of the United States or foreign jurisdictions. References to the Advisor include the Advisor and any such affiliated entities. For such services, to the extent permitted by law and regulations, the Advisor receives fees and reimbursement from the Company. Below is a description and table of the fees and reimbursements incurred to the Advisor.

In June 2016, the advisory agreement was renewed for an additional one-year term commencing on June 30, 2016, with terms identical to those in effect through June 30, 2016.

Fees to Advisor

Asset Management Fee

The Advisor receives a monthly asset management fee equal to one-twelfth of 1.25% of the sum of the amount funded or allocated for CRE investments, including expenses and any financing attributable to such investments, less any principal received on debt and securities investments (or the proportionate share thereof in the case of an investment made through a joint venture).

Incentive Fee

The Advisor is entitled to receive distributions equal to 15.0% of net cash flows of the Company, whether from continuing operations, repayment of loans, disposition of assets or otherwise, but only after stockholders have received, in the aggregate, cumulative distributions equal to their invested capital plus a 7.0% cumulative, non-compounded annual pre-tax return on such invested capital.

Acquisition Fee

The Advisor also receives fees for providing structuring, diligence, underwriting advice and related services in connection with real estate acquisitions equal to 1.0% of the amount funded or allocated by the Company to originate or acquire investments, including acquisition costs and any financing attributable to such investments (or the proportionate share thereof in the case of an investment made through a joint venture). A fee paid to the Advisor in connection with or related to the origination or acquisition of CRE debt investments is included in CRE debt investments, net on the consolidated balance sheets and is amortized to interest income over the life of the investment using the effective interest method. An acquisition fee incurred related to an equity investment will generally be expensed as incurred. A fee paid to the Advisor in connection with an acquisition of an equity or debt investment in an unconsolidated joint venture is included in investments in unconsolidated ventures on the consolidated balance sheets.

Disposition Fee

For substantial assistance in connection with the sale of investments and based on the services provided, as determined by the Company’s independent directors, the Advisor receives a disposition fee up to 1.0% of the contract sales price of each CRE investment sold. The Company does not pay a disposition fee upon the maturity, prepayment, workout, modification or extension of a CRE debt investment unless there is a corresponding fee

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paid by the borrower, in which case the disposition fee is the lesser of: (i) 1.0% of the principal amount of the CRE debt investment prior to such transaction; or (ii) the amount of the fee paid by the borrower in connection with such transaction. If the Company takes ownership of a property as a result of a workout or foreclosure of a CRE debt investment, the Company will pay a disposition fee upon the sale of such property. A disposition fee from the sale of a CRE investment is generally expensed and included in asset management and other fees - related party in the Company’s consolidated statements of operations. A disposition fee for a CRE debt investment incurred in a transaction other than a sale is included in CRE debt investments, net on the consolidated balance sheets and is amortized to interest income over the life of the investment using the effective interest method.

Reimbursements to Advisor

Operating Costs

The Advisor is entitled to receive reimbursement for direct and indirect operating costs incurred by the Advisor in connection with administrative services provided to the Company. The Advisor allocates, in good faith, indirect costs to the Company related to the Advisor’s and its affiliates’ employees, occupancy and other general and administrative costs and expenses in accordance with the terms of, and subject to the limitations contained in, the advisory agreement with the Advisor. The indirect costs include the Company’s allocable share of the Advisor’s compensation and benefit costs associated with dedicated or partially dedicated personnel who spend all or a portion of their time managing the Company’s affairs, based upon the percentage of time devoted by such personnel to the Company’s affairs. The indirect costs also include rental and occupancy, technology, office supplies, travel and entertainment and other general and administrative costs and expenses. However, there is no reimbursement for personnel costs related to executive officers (although there may be reimbursement for certain executive officers of the Advisor) and other personnel involved in activities for which the Advisor receives an acquisition fee or a disposition fee. The Advisor allocates these costs to the Company relative to its and its affiliates’ other managed companies in good faith and has reviewed the allocation with the Company’s board of directors, including its independent directors. The Advisor will update the board of directors on a quarterly basis of any material changes to the expense allocation and will provide a detailed review to the board of directors, at least annually, and as otherwise requested by the board of directors. The Company reimburses the Advisor quarterly for operating costs (including the asset management fee) based on a calculation for the four preceding fiscal quarters not to exceed the greater of: (i) 2.0% of its average invested assets; or (ii) 25.0% of its net income determined without reduction for any additions to reserves for depreciation, loan losses or other similar non-cash reserves and excluding any gain from the sale of assets for that period. Notwithstanding the above, the Company may reimburse the Advisor for expenses in excess of this limitation if a majority of the Company’s independent directors determines that such excess expenses are justified based on unusual and non-recurring factors. The Company calculates the expense reimbursement quarterly based upon the trailing twelve-month period.

Organization and Offering Costs

The Advisor is entitled to receive reimbursement for organization and offering costs paid on behalf of the Company in connection with the Offering. The Company is obligated to reimburse the Advisor as applicable, for organization and offering costs to the extent the aggregate of selling commissions, dealer manager fees, distribution fees and other organization and offering costs do not exceed 15.0% of gross proceeds from the Offering. The Advisor does not expect reimbursable organization and offering costs, excluding selling commissions and dealer manager fees, to exceed $15.0 million, or 1.0% of the total proceeds available to be raised from the Primary Offering. The Company shall not reimburse the Advisor for any organization and offering costs that the Company’s independent directors determine are not fair and commercially reasonable to the Company.

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Dealer Manager

Selling Commissions, Dealer Manager Fees, and Distribution Fees

Pursuant to a dealer manager agreement, the Company paid the Dealer Manager, selling commissions of up to 7.0% of gross proceeds from the sale of Class A shares and up to 2.0% of the gross proceeds from the sale of Class T shares sold in the Primary Offering, all of which were reallowed to participating broker-dealers. The Company paid the Dealer Manager a dealer manager fee of up to 3.0% of gross proceeds from the sale of Class A shares and up to 2.75% of the gross proceeds from the sale of Class T shares sold in the Primary Offering, a portion of which was typically reallowed to participating broker-dealers and paid to certain employees of the Dealer Manager.

In addition, the Company pays the Dealer Manager, a distribution fee of up to 1.0% annually of gross proceeds from the sale of Class T shares sold in the Primary Offering, all of which is available to be reallowed to participating broker-dealers. The Dealer Manager will cease receiving distribution fees with respect to each Class T share upon the earliest to occur of the following: (i) a listing of the Company’s shares of common stock on a national securities exchange; (ii) such Class T share is no longer outstanding; (iii) the Dealer Manager’s determination that total underwriting compensation, with respect to all Class A shares and Class T shares would be in excess of 10% of the gross proceeds of the Primary Offering; or (iv) the end of the month in which total underwriting compensation, with respect to the Class T shares held by a stockholder within his or her particular account would be in excess of 10% of the stockholder’s total gross investment amount at the time of purchase of the primary Class T shares held in such account.

During the year ended December 31, 2016, $5.8 million of distribution fees were recorded as a reduction to stockholders’ equity. As of December 31, 2016, the estimated liability for the present value of the expected future distribution fees payable to the Dealer Manager, which is included in due to related party on the Company’s consolidated balance sheets, with an offset to additional paid-in capital, was $5.0 million. The Company began issuing Class T shares in October 2015 and during the second quarter of 2016, commenced recording the estimated liability for future distribution fees payable related to all outstanding Class T shares. As of December 31, 2015, the estimated liability was immaterial.
No selling commissions, dealer manager fees, or distribution fees are paid for sales pursuant to the DRP or for shares that were sold pursuant to the Company’s distribution support agreement (“Distribution Support Agreement”).

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Summary of Fees and Reimbursements

The following tables present the fees and reimbursements incurred and paid to the Advisor and the Dealer Manager for the years ended December 31, 2016 and 2015 and the amounts due to related party as of December 31, 2016 and 2015 (dollars in thousands):

Type of Fee or Reimbursement	Financial Statement Location	Due to Related Party as of December 31, 2015	Year Ended December 31, 2016		Due to Related Party as of December 31, 2016
			Incurred	Paid
Fees to Advisor Entities
Asset management	Asset management and other fees-related party	$1	$18,098	$(18,082)	$17
Acquisition(1)	Real estate debt investments, net / Asset management and other fees-related party	—	2,515	(2,515)	—
Disposition(1)	Real estate debt investments, net / Asset management and other fees-related party	19	2,944	(2,878)	85

Reimbursements to Advisor Entities
Operating costs(2)	General and administrative expenses	1	8,976	(8,966)	11
Offering	Cost of capital(3)	524	3,508	(3,760)	272
Selling Commissions	Cost of capital(3)	—	9,349	(9,349)	—
Dealer Manager Fees	Cost of capital(3)	—	6,851	(6,851)	—
Distribution Fees	Cost of capital(3)	8	5,797	(843)	4,962

Total		$553	$58,038	$(53,244)	$5,347

(1)	Acquisition/disposition fees incurred to the Advisor related to CRE debt investments are generally offset by origination/exit fees paid to the Company by borrowers if such fees are required from the borrower. Acquisition fees related to equity investments are included in asset management and other fees—related party in the consolidated statements of operations. The Advisor may determine to defer fees or seek reimbursement. From inception through December 31, 2016, the Advisor waived $3.7 million of acquisition fees related to CRE securities and PE Investments.
(2)	As of December 31, 2016, the Advisor has incurred unreimbursed operating costs on behalf of the Company of $15.5 million, that remain eligible to allocate to the Company.
(3)	Cost of capital is included in net proceeds from issuance of common stock in the Company’s consolidated statements of equity.

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Type of Fee or Reimbursement	Financial Statement Location	Due to Related Party as of December 31, 2014	Year Ended December 31, 2015		Due to Related Party as of December 31, 2015
			Incurred	Paid
Fees to Advisor Entities
Asset management	Asset management and other fees-related party	$—	$11,276	$(11,275)	$1
Acquisition(1)	Real estate debt investments, net / Asset management and other fees-related party	—	9,504	(9,504)	—
Disposition(1)	Real estate debt investments, net / Asset management and other fees-related party	—	548	(529)	19

Reimbursements to Advisor Entities
Operating costs(2)	General and administrative expenses	—	7,706	(7,705)	1
Organization	General and administrative expenses	25	128	(153)	—
Offering	Cost of capital(3)	468	3,754	(3,698)	524
Selling Commissions	Cost of capital(3)	—	35,560	(35,560)	—
Dealer Manager Fees	Cost of capital(3)	—	15,980	(15,980)	—
Distribution Fees	Cost of capital(3)	—	9	(1)	8

Total		$493	$84,465	$(84,405)	$553

(1)	Acquisition/disposition fees incurred to the Advisor related to CRE debt investments are generally offset by origination/exit fees paid to the Company by borrowers if such fees are required from the borrower. Acquisition fees related to equity investments are included in asset management and other fees - related party in the consolidated statements of operations. The Advisor may determine to defer fees or seek reimbursement. From inception through December 31, 2015, the Advisor waived $0.2 million of acquisition fees related to CRE securities and PE Investments.
(2)	As of December 31, 2015, the Advisor has incurred unreimbursed operating costs on behalf of the Company of $10.8 million, that remain eligible to allocate to the Company.
(3)	Cost of capital is included in net proceeds from issuance of common stock in the consolidated statements of equity.

NorthStar Realty Purchase of Common Stock

Pursuant to the Distribution Support Agreement, NorthStar Realty, which following the mergers became a subsidiary of the Sponsor, committed to purchase up to an aggregate of $10.0 million in shares of the Company’s common stock at a current offering price for Class A shares, net of selling commissions and dealer manager fees, if cash distributions exceed modified funds from operations (as computed in accordance with the definition established by the Investment Program Association and adjusted for certain items) to provide additional funds to support distributions to stockholders. In March 2015, NorthStar Realty and the board of directors of the Company amended and restated the Distribution Support Agreement to, among other things, extend the term of the Distribution Support Agreement for one year to May 2016. In April 2016, the board of directors of the

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Company further amended and restated the Distribution Support Agreement to extend the term of the Distribution Support Agreement for the period ending upon the close of the Primary Offering. From inception through the expiration of the Company’s Distribution Support Agreement in November 2016, including the purchase of shares to satisfy the minimum offering requirement, 642,286 Class A shares of the Company’s common stock totaling $5.8 million were purchased under such commitment.

Investment Activity

In February 2016, the Company purchased a 51.0% interest in a mezzanine loan for $20.5 million at par and CMBS with a face value of $48.2 million at a discount to par of $21.3 million, from NorthStar Realty. The mezzanine loan purchase was in conjunction with a third party purchase of the remaining interest and bears interest at a fixed rate of 14.0%. The loan is secured by a to-be-completed multifamily property located in Queens, NY. The bond was purchased with an unlevered yield of 16.5%. As of purchase date, the weighted average expected maturity of the CMBS was 5.3 years. The purchases were approved by the Company’s board of directors, including all of its independent directors.

In September 2016, the Company completed the acquisition of a diversified portfolio of limited partnership or similar equity interests in real estate private equity funds, from NorthStar Realty (“PE Investment III”). PE Investment III is comprised of interests in 41 funds managed by 20 institutional-quality sponsors and has an aggregate reported NAV of approximately $344.3 million as of March 31, 2016 (the “Record Date”). The funds hold interests in assets that are diversified geographically across 24 states and internationally and diversified by investment type, including mixed-use, multifamily, office and hotel properties.

The Company acquired PE Investment III at a price equal to 92.25% of the NAV as of the Record Date with $33.9 million paid at the closing (reflecting $34.3 million of net distributions due to the Company as of the closing date) and $204.7 million paid in December 2016. In addition, the Company assumed approximately $44.7 million of deferred purchase price obligations to third parties from whom NorthStar Realty had originally acquired certain of the fund interests within PE Investment III, which includes the proportionate share of an obligation owed through a joint investment within PE Investment III, totaling $5.6 million. As of December 31, 2016, $21.0 million in deferred purchase price obligations have been paid. The Company also agreed to indemnify NorthStar Realty in connection with NorthStar Realty’s continuing guarantee of the payment of such deferred obligations. The transaction was approved by the Company’s board of directors, including all of its independent directors, and supported by an independent third-party valuation of PE Investment III.

In September 2016, the Company originated a $98.4 million subordinate interest in an industrial portfolio (the “Industrial Portfolio”), sponsored and owned by an unaffiliated third party. In connection with the transaction, the third-party sponsor redeemed an interest in the Industrial Portfolio held by NorthStar Realty.

In November 2016, the Company entered into a $284.2 million securitization financing transaction, Securitization 2016-1. The transaction was collateralized by a pool of 10 CRE debt investments with a committed aggregate principal balance of $254.7 million primarily originated by the Company and three senior participations with a committed aggregate principal balance of $29.5 million originated by NorthStar Income, a company managed by an affiliate of the Sponsor. An affiliate of the Sponsor was appointed special servicer of Securitization 2016-1.

9.	Equity-Based Compensation

The Company adopted a long-term incentive plan, as amended (the “Plan”), which it may use to attract and retain qualified officers, directors, employees and consultants, as well as an independent directors compensation plan,

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which is a component of the Plan. Pursuant to the Plan, as of December 31, 2016, the Company’s independent and non-management directors were granted a total of 51,686 Class A shares of restricted common stock for an aggregate $0.5 million, based on the share price on the date of each grant. The restricted stock granted prior to 2015 generally vests quarterly over four years and the restricted stock granted in and subsequent to 2015 generally vests quarterly over two years. However, the stock will become fully vested on the earlier occurrence of: (i) the termination of the independent or non-management director’s service as a director due to his or her death or disability; or (ii) a change in control of the Company.

The Company recognized equity-based compensation expense of $163,891, $89,050, and $42,750 for the years ended December 31, 2016, 2015, and 2014, respectively, related to the issuance of restricted stock to the independent and non-management directors, which was recorded in general and administrative expenses in the consolidated statements of operations. Unvested shares totaled 21,651, 19,126, and 16,875 as of December 31, 2016, 2015, and 2014, respectively.

10.	Stockholders’ Equity

Common Stock from Primary Offering

The Company’s Primary Offering closed in November 2016. For the year ended December 31, 2016, the Company issued 25.1 million shares of common stock generating gross proceeds of $246.1 million. For the year ended December 31, 2015, the Company issued 53.5 million shares of common stock generating gross proceeds of $534.1 million. From inception through the close of the Primary Offering, the Company issued 109.2 million shares of common stock, generating gross proceeds of $1.1 billion.

Distribution Reinvestment Plan

The Company adopted a DRP through which common stockholders may elect to reinvest an amount equal to the distributions declared on their shares in additional shares of the Company’s common stock in lieu of receiving cash distributions. The initial purchase price per share pursuant to the DRP was $9.50.

On November 10, 2015, the Company announced that the board of directors, including all of its independent directors, approved and established an estimated value per share of the Company’s common stock of $9.05 based upon the estimated value of the Company’s assets less the estimated value of the Company’s liabilities as of September 30, 2015. Effective November 16, 2015, shares sold pursuant to the DRP were sold at $9.79 per Class A share and $9.25 per Class T share which was approximately 96.25% of the most recent public offering prices for the Class A and Class T shares.

Pursuant to the DRP, if the Company is no longer offering shares in a public offering, then DRP shares will be issued at a price equal to the most recently disclosed estimated value per share of such class of shares. As the Company is no longer accepting subscriptions in the Primary Offering, effective as of November 7, 2016, shares sold pursuant to the DRP are sold at the most recently disclosed estimated value per share of each share class. On December 22, 2016, the Company announced that the board of directors, including all of its independent directors, approved and established an estimated value per share of the Company’s common stock of $9.26 based upon the estimated value of the Company’s assets less the estimated value of the Company’s liabilities as of September 30, 2016 (“Valuation Date”).

Unless the Company is required to do so earlier, the Company currently expects that the next estimated value per share will be based upon assets and liabilities as of September 30, 2017.

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No selling commissions or dealer manager fees are paid on shares issued pursuant to the DRP. The board of directors of the Company may amend, suspend or terminate the DRP for any reason upon ten-days’ notice to participants, except that the Company may not amend the DRP to eliminate a participant’s ability to withdraw from the DRP.

For the year ended December 31, 2016, the Company issued 3.3 million shares of common stock totaling $32.1 million of gross offering proceeds pursuant to the DRP. For the year ended December 31, 2015, the Company issued 2.0 million shares of common stock totaling $19.2 million of gross offering proceeds pursuant to the DRP. From inception through December 31, 2016, the Company issued 5.8 million shares of common stock totaling $55.4 million of gross offering proceeds pursuant to the DRP.

Distributions

Distributions to stockholders are declared quarterly by the board of directors of the Company and are paid monthly based on a daily amount of $0.001917808 per share of Class A common stock and $0.001917808 per share of Class T common stock less the distribution fees that are payable with respect to such Class T Shares, which is equivalent to an annualized distribution amount of $0.70 per share of the Company’s common stock, less the distribution fee on Class T Shares. Distributions are generally paid to stockholders on the first business day of the month following the month for which the distribution has accrued.

The following table presents distributions declared for the years ended December 31, 2016, 2015, and 2014 (dollars in thousands):

	Distributions(1)
Period	Cash	DRP	Total
2016
First Quarter	$8,379	$7,378	$15,757
Second Quarter	9,170	8,006	17,176
Third Quarter	9,939	8,533	18,472
Fourth Quarter	10,593	8,857	19,450

Total	$38,081	$32,774	$70,855

2015
First Quarter	$3,500	$3,024	$6,524
Second Quarter	5,209	4,791	10,000
Third Quarter	6,542	6,048	12,590
Fourth Quarter	7,506	6,881	14,387

Total	$22,757	$20,744	$43,501

2014
First Quarter	$477	$394	$871
Second Quarter	1,000	823	1,823
Third Quarter	1,683	1,439	3,122
Fourth Quarter	2,385	2,116	4,501

Total	$5,545	$4,772	$10,317

(1)	Represents distributions declared for the period, even though such distributions are actually paid to stockholders the month following such period. For the year ended December 31, 2016, approximately 51.4% of distributions paid was ordinary income and 48.6% was return of capital.

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Share Repurchase Program

The Company adopted a share repurchase program that may enable stockholders to sell their shares to the Company in limited circumstances (the “Share Repurchase Program”). The Company may not repurchase shares unless a stockholder has held shares for one year. However, the Company may repurchase shares held less than one year in connection with a stockholder’s death or qualifying disability. The Company is not obligated to repurchase shares under the Share Repurchase Program. The Company may amend, suspend or terminate the Share Repurchase Program at its discretion at any time, subject to certain notice requirements. For the year ended December 31, 2016, the Company repurchased 1.0 million shares totaling $9.5 million pursuant to the Share Repurchase Program. For the year ended December 31, 2015, the Company repurchased 0.2 million shares totaling $2.2 million pursuant to the Share Repurchase Program. The Company funds repurchase requests received during a quarter with proceeds set aside for that purpose which are not expected to exceed proceeds received from its DRP. As of December 31, 2016, there were no unfulfilled repurchase requests.

11.	Non-controlling Interests

Operating Partnership

Non-controlling interests include the aggregate limited partnership interests in the Operating Partnership held by limited partners, other than the Company. Income (loss) attributable to the non-controlling interests is based on the limited partners’ ownership percentage of the Operating Partnership and was de minimis for the years ended December 31, 2016, 2015 and 2014.

Other

Other non-controlling interests represent third-party equity interests in ventures that are consolidated with the Company’s financial statements. For the years ended December 31, 2016 and 2015, net income and loss attributable to other non-controlling interests was $0.1 million, respectively. There were no other non-controlling interests during the year ended December 31, 2014.

12.	Fair Value

Fair Value Measurement

The fair value of financial instruments is categorized based on the priority of the inputs to the valuation technique and categorized into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the consolidated balance sheets are categorized based on the inputs to the valuation techniques as follows:

Level 1.	Quoted prices for identical assets or liabilities in an active market.

Level 2.	Financial assets and liabilities whose values are based on the following:

a)	Quoted prices for similar assets or liabilities in active markets.

b)	Quoted prices for identical or similar assets or liabilities in non-active markets.

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c)	Pricing models whose inputs are observable for substantially the full term of the asset or liability.

d)	Pricing models whose inputs are derived principally from or corroborated by observable market data for substantially the full term of the asset or liability.

Level 3.	Prices or valuation techniques based on inputs that are both unobservable and significant to the overall fair value measurement.

Determination of Fair Value

The following is a description of the valuation techniques used to measure fair value of assets accounted for at fair value on a recurring basis and the general classification of these instruments pursuant to the fair value hierarchy.

PE Investments

The Company accounts for PE Investments at fair value which is determined based on a valuation model using assumptions for the timing and amount of expected future cash flow for income and realization events for the underlying assets in the funds and discount rate. This fair value measurement is generally based on unobservable inputs and, as such, is classified as Level 3 of the fair value hierarchy. The Company is not using the NAV (practical expedient) of the underlying funds for purposes of determining fair value.

Real Estate Securities

CRE securities are generally valued using a third-party pricing service or broker quotations. These quotations are not adjusted and are based on observable inputs that can be validated, and as such, are classified as Level 2 of the fair value hierarchy. Certain CRE securities may be valued based on a single broker quote or an internal price which may have less observable pricing, and as such, would be classified as Level 3 of the fair value hierarchy. Management determines the prices are representative of fair value through a review of available data, including observable inputs, recent transactions as well as its knowledge of and experience in the market.

Derivative Instruments

Derivative instruments are valued using a third-party pricing service. These quotations are not adjusted and are generally based on valuation models with observable inputs such as interest rates and contractual cash flow, and as such, are classified as Level 2 of the fair value hierarchy.

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Fair Value Hierarchy

Financial assets recorded at fair value on a recurring basis are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table presents financial assets that were accounted for at fair value on a recurring basis as of December 31, 2016 and 2015 by level within the fair value hierarchy (dollars in thousands):

	December 31, 2016				December 31, 2015
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:
PE Investments, at fair value	$—	$—	$299,681	$299,681	$—	$—	$54,865	$54,865
Real estate securities, available for sale	—	86,937	—	86,937	—	17,943	—	17,943
Liabilities:
Derivative liabilities(1)	$—	$381	$—	$381	$—	$—	$—	$—

(1)	Presented in other liabilities on the accompanying consolidated balance sheets.

The following table presents additional information about PE Investments which are measured at fair value on a recurring basis for the years ended December 31, 2016 and 2015 for which the Company has used Level 3 inputs to determine fair value (dollars in thousands):

	Years Ended December 31,
	2016	2015
Beginning balance	$54,865	$—
Purchases/contributions, net(1)	315,033	73,318
Distributions	(82,069)	(24,474)
Equity in earnings	11,611	6,021
Unrealized gains included in earnings	2,455	—
Unrealized losses included in earnings	(2,214)	—

Ending balance	$299,681	$54,865

(1)	Includes initial investments, before distribution and contribution closing statement adjustments, and subsequent contributions, as well as outstanding deferred purchase price obligations of $19.5 million and $13.7 million, net of discount as of December 31, 2016 and 2015, respectively.

For the years ended December 31, 2016 and 2015, the Company used a discounted cash flow model to quantify Level 3 fair value measurements on a recurring basis. For the years ended December 31, 2016 and 2015, the key unobservable inputs used in this analysis included discount rates with a weighted average of 13.1% and 13.4%, respectively, and timing and amount of expected future cash flow.

Significant increases (decreases) in any one of the inputs described above in isolation may result in a significantly different fair value for the financial assets using such Level 3 inputs.

Fair Value Option

The Company may elect the fair value option for certain of its financial assets or liabilities due to the nature of the instrument. In the case of PE Investments, the Company elected the fair value option because management

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believes it is a more useful presentation for such investments. The Company determined recording the PE Investments based on the change in fair value of projected future cash flow from one period to another better represents the underlying economics of the respective investment. As of December 31, 2016, the Company has elected not to apply the fair value option for any other eligible financial assets or liabilities when the items were first recognized.

Fair Value of Financial Instruments

U.S. GAAP requires disclosure of fair value about all financial instruments. The following disclosure of estimated fair value of financial instruments was determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessary to interpret market data and develop estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize on disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on estimated fair value.

The following table presents the principal amount, carrying value and fair value of certain financial assets and liabilities as of December 31, 2016 and 2015 (dollars in thousands):

	December 31, 2016				December 31, 2015
	Principal Amount		Carrying Value	Fair Value	Principal Amount		Carrying Value	Fair Value
Financial assets:(1)
Real estate debt investments, net	$805,489	(2)	$806,485	$835,589	$863,154	(2)	$864,840	$892,682
Real estate securities, available for sale	128,181		86,937	86,937	25,500		17,943	17,943
Loan collateral receivable, related party	23,728	(3)	23,728	23,051	—		—	—
Financial liabilities:(1)
Securitization bonds payable, net	$193,980		$191,315	$193,980	$—		$—	$—
Credit facilities	241,407		241,407	241,407	461,768		461,768	461,768
Mortgage and other notes payable, net	378,038		376,181	357,397	372,368		369,878	369,602

(1)	The fair value of other financial instruments not included in this table is estimated to approximate their carrying value.
(2)	Excludes future funding commitments of $25.2 million and $46.8 million as of December 31, 2016 and 2015, respectively.
(3)	Represents three senior loan participation interests in first mortgage loans. Excludes future funding commitments of $4.6 million as of December 31, 2016.

Disclosure about fair value of financial instruments is based on pertinent information available to management as of the reporting date. Although management is not aware of any factors that would significantly affect fair value, such amounts have not been comprehensively revalued for purposes of these consolidated financial statements since that date and current estimates of fair value may differ significantly from the amounts presented herein.

Real Estate Debt Investments, net / Loan Collateral Receivable, Related Party

For CRE debt investments, including loan collateral receivable, related party, fair value was approximated by comparing the current yield to the estimated yield for newly originated loans with similar credit risk or the market yield at which a third party might expect to purchase such investment. Fair value was determined assuming fully-extended maturities regardless of structural or economic tests required to achieve such extended

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maturities. The fair value of CRE debt investments held for sale is determined based on the expected sales price. These fair value measurements of CRE debt, including loan collateral receivable, related party, are generally based on unobservable inputs and, as such, are classified as Level 3 of the fair value hierarchy.

Securitization Bonds Payable, net

Securitization bonds payable, net are valued using quotations from nationally recognized financial institutions that generally acted as underwriter for the transactions. These quotations are not adjusted and are generally based on observable inputs that can be validated, and as such, are classified as Level 2 of the fair value hierarchy.

Credit Facilities

The Company has amounts outstanding under Term Loan Facilities. The Term Loan Facilities bear floating rates of interest. As of the reporting date, the Company believes the carrying value approximates fair value. This fair value measurement is based on observable inputs, and as such, is classified as Level 2 of the fair value hierarchy.

Mortgage and Other Notes Payable, net

For mortgage and other notes payable, the Company primarily uses rates currently available with similar terms and remaining maturities to estimate fair value. These measurements are determined using comparable U.S. Treasury rates as of the end of the reporting period or market credit spreads over the rate payable on fixed rate U.S. Treasury of like maturities. These fair value measurements are based on observable inputs, and as such, are classified as Level 2 of the fair value hierarchy.

13.	Segment Reporting

The Company currently conducts its business through the following four segments, which are based on how management reviews and manages its business:

•	Commercial Real Estate Debt - Focused on originating, acquiring and asset managing CRE debt investments including first mortgage loans, subordinate interests and mezzanine loans and participations in such loans, as well as preferred equity interests.

•	Commercial Real Estate Equity - Focused on direct and indirect ownership in real estate and real estate assets that may be structurally senior to a third-party partner’s equity and indirect interests in real estate through PE Investments since the underlying collateral in the funds is primarily real estate.

•	Commercial Real Estate Securities - Focused on investing in CMBS, unsecured REIT debt, CDO notes and other securities.

•	Corporate - The corporate segment includes corporate level asset management and other fees - related party and general and administrative expenses.

The Company may also invest in CRE debt investments and equity investments indirectly through joint ventures.

The Company primarily generates revenue from net interest income on its CRE debt and securities investments and rental and other income from its real estate properties. Additionally, the Company records equity in earnings of unconsolidated ventures, from PE Investments. The Company’s income is primarily derived through the difference between revenue and the cost at which the Company is able to finance its investments. The Company may also acquire investments which generate attractive returns without any leverage.

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NORTHSTAR REAL ESTATE INCOME II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following tables present segment reporting for the years ended December 31, 2016, 2015, and 2014 (dollars in thousands):

Year Ended December 31, 2016	Real Estate Debt	Real Estate Equity	Real Estate Securities	Corporate	Total
Net interest income	$42,548	$6	$6,076	$228	$48,858
Rental and other income	—	43,121	—	—	43,121
Asset management and other fees - related party	—	—	—	(20,222)	(20,222)
Mortgage notes interest expense	—	(13,612)	—	—	(13,612)
Transaction costs	(1,384)	(297)	—	—	(1,681)
Property operating expenses	—	(13,557)	—	—	(13,557)
General and administrative expenses	(391)	(34)	(26)	(9,513)	(9,964)
Depreciation and amortization	—	(20,745)	—	—	(20,745)
Unrealized gain (loss) on investments	—	553	—	—	553
Realized gain (loss) on investments	—	(34)	—	—	(34)

Income (loss) before equity in earnings (losses) of unconsolidated ventures and income tax benefit (expense)	40,773	(4,599)	6,050	(29,507)	12,717
Equity in earnings (losses) of unconsolidated ventures	—	11,611	—	—	11,611
Income tax benefit (expense)	—	(1,879)	—	—	(1,879)

Net income (loss)	$40,773	$5,133	$6,050	$(29,507)	$22,449

Year Ended December 31, 2015	Real Estate Debt	Real Estate Equity	Real Estate Securities	Corporate	Total
Net interest income	$25,340	$4	$202	$8	$25,554
Rental and other income	—	19,603	—	—	19,603
Asset management and other fees - related party	—	—	—	(16,463)	(16,463)
Mortgage notes interest expense	—	(6,778)	—	—	(6,778)
Transaction costs	(1,457)	(5,565)	—	—	(7,022)
Property operating expenses	—	(5,860)	—	—	(5,860)
General and administrative expenses	(336)	—	(4)	(7,935)	(8,275)
Depreciation and amortization	—	(11,812)	—	—	(11,812)

Income (loss) before equity in earnings (losses) of unconsolidated ventures and income tax benefit (expense)	23,547	(10,408)	198	(24,390)	(11,053)
Equity in earnings (losses) of unconsolidated ventures	—	6,021	—	—	6,021
Income tax benefit (expense)	—	(359)	—	—	(359)

Net income (loss)	$23,547	$(4,746)	$198	$(24,390)	$(5,391)

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NORTHSTAR REAL ESTATE INCOME II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Year Ended December 31, 2014	Real Estate Debt	Corporate	Total
Net interest income	$8,308	$—	$8,308
Asset management and other fees - related party	—	(2,601)	(2,601)
General and administrative expenses	(94)	(2,430)	(2,524)

Income (loss) before equity in earnings (losses) of unconsolidated ventures	8,214	(5,031)	3,183

Net income (loss)	$8,214	$(5,031)	$3,183

The following table presents total assets by segment as of December 31, 2016 and 2015 (dollars in thousands):

Total Assets	Real Estate Debt	Real Estate Equity(1)	Real Estate Securities	Corporate(2)	Total
December 31, 2016	$909,240	$753,690	$92,451	$51,619	$1,807,000
December 31, 2015	932,836	514,792	18,015	156,995	1,622,638

(1)	Includes investments in private equity funds totaling $299.7 million and $54.9 million as of December 31, 2016 and 2015, respectively.
(2)	Includes cash and cash equivalents, unallocated receivables and deferred costs and other assets, net.

14.	Subsequent Events

Distribution Reinvestment Plan

For the period from January 1, 2017 through March 10, 2017, the Company issued 0.9 million shares of common stock pursuant to the DRP, raising proceeds of $8.7 million. Prior to the closing, $150.0 million of the unsold shares remaining from the Primary Offering were allocated to the DRP, for a total of $300.0 million in shares offered pursuant to the DRP. As of March 10, 2017, $235.9 million in shares were available to be issued pursuant to the DRP. The Company may amend, suspend or close the DRP for any reason, except to eliminate a participant’s ability to withdraw from the DRP, upon ten days prior written notice to participants.

Distributions

On March 15, 2017, the board of directors of the Company approved a daily cash distribution of $0.001917808 per share of Class A common stock and $0.001917808 per share of Class T common stock less the distribution fees that are payable with respect to such Class T common stock, for each of the three months ended June 30, 2017. Distributions are generally paid to stockholders on the first business day of the month following the month for which the distribution was accrued.

Share Repurchases

From January 1, 2017 through March 10, 2017, the Company repurchased 475,000 shares for a total of $4.5 million or a weighted average price of $9.48 per share under the Share Repurchase Program that enables stockholders to sell their shares to the Company in certain circumstances, including death or a qualifying disability. The Company funds repurchase requests received during a quarter with proceeds set aside for that purpose which are not expected to exceed proceeds received from its DRP.

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NORTHSTAR REAL ESTATE INCOME II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Investment Activity

Real Estate Securities

In February 2017, the Company purchased three CMBS with an aggregate face value of $2.0 million at an aggregate discount to par of $0.5 million, or 22.5%. The bonds were purchased with a weighted average unlevered yield of 6.3%. As of purchase date, the weighted average expected maturity of the CMBS was 9.7 years.

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NORTHSTAR REAL ESTATE INCOME II, INC. AND SUBSIDIARIES

SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION

December 31, 2016

(Dollars in Thousands)

Column A	Column B	Column C Initial Cost		Column D Capitalized Subsequent to Acquisition	Column E Gross Amount Carried at Close of Period			Column F		Column G	Column H
Location City, State	Encumbrances	Land	Building & Improvements	Land, Buildings & Improvements	Land	Building & Improvements	Total	Accumulated Depreciation	Total	Date Acquired	Life on Which Depreciation is Computed
Blythewood, SC	$30,695	$1,887	$33,144	$(1)	$1,887	$33,143	$35,030	$1,406	$33,624	June-15	40 years
Fayetteville, NC	14,511	1,256	14,086	—	1,256	14,086	15,342	686	14,656	June-15	40 years
Goodlettsville TN	14,909	1,963	15,256	22	1,963	15,278	17,241	672	16,569	June-15	40 years
Granite City, IL	17,062	1,728	18,177	211	1,728	18,388	20,116	875	19,241	June-15	40 years
Groveport, OH	13,235	1,685	11,933	156	1,685	12,089	13,774	534	13,240	June-15	40 years
Hebron, KY	8,371	1,087	9,101	—	1,087	9,101	10,188	413	9,775	June-15	40 years
Indianapolis, IN	45,286	7,517	42,404	400	7,517	42,804	50,321	2,028	48,293	June-15	40 years
Jackson, TN	14,921	1,071	18,416	—	1,071	18,416	19,487	935	18,552	June-15	40 years
Louisville, KY	18,497	2,864	20,655	—	2,864	20,655	23,519	951	22,568	June-15	40 years
Morrisville, NC	9,647	1,553	10,507	385	1,553	10,892	12,445	484	11,961	June-15	40 years
Plainfield, IN	10,604	1,294	10,454	—	1,294	10,454	11,748	465	11,283	June-15	40 years
Shepherdsville, KY	26,789	3,399	28,559	—	3,399	28,559	31,958	1,246	30,712	June-15	40 years
Smyrna, TN	6,896	1,190	7,834	5	1,190	7,839	9,029	322	8,707	June-15	40 years
Whitestown, IN	18,577	2,587	18,836	—	2,587	18,836	21,423	845	20,578	June-15	40 years
Bothell, WA	88,170	53,781	61,749	7,976	53,781	69,725	123,506	4,028	119,478	Aug-15	40 years

Total	$338,170	$84,862	$321,111	$9,154	$84,862	$330,265	$415,127	$15,890	$399,237

The following table presents changes in the Company’s operating real estate portfolio for the years ended December 31, 2016 and 2015, as follows:

	Years Ended December 31,
	2016	2015
Beginning balance	$406,652	$—
Property acquisitions	—	405,973
Improvements	8,475	679

Ending balance	$415,127	$406,652

The aggregate cost of the properties is $459.5 million for federal tax purposes as of December 31, 2016.

Changes in accumulated depreciation for the years ended December 31, 2016 and 2015 is as follows:

	Years Ended December 31,
	2016	2015
Beginning balance	$5,244	$—
Depreciation expense	10,646	5,244

Ending balance	$15,890	$5,244

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NORTHSTAR REAL ESTATE INCOME II, INC. AND SUBSIDIARIES

SCHEDULE IV - MORTGAGE LOANS ON REAL ESTATE

December 31, 2016

(Dollars in Thousands)

			Interest Rate(1)							Principal Amount of Loans Subject to Delinquent Interest
Asset Type:	Location/ Description	Count	Floating	Fixed	Maturity Date(2)	Periodic Payment Terms(3)	Prior Liens	Principal Amount(4)	Carrying Value(5)
First mortgage loans:
Borrower A	Texas/Hotel	1	5.71%	—	Apr-17	I/O	$—	$75,000	$75,000	$—
Borrower B	FL & PA/ Hotels	1	5.66%	—	Aug-17	I/O	—	35,656	35,656	—
Borrower C	Connecticut/Office	1	7.26%	—	Dec-17	I/O	—	41,000	41,085	—
Borrower D	California/ Hotel	1	5.66%	—	Jan-18	I/O	—	36,250	36,250	—
Borrower E	PA/ Hotel	1	5.16%	—	Mar-18	I/O	—	42,000	42,000	—
Borrower F	California/Office	1	5.16%	—	Feb-19	I/O	—	18,000	18,053	—
Borrower G	Texas/Apartments	1	4.96%	—	Jul-17	I/O	—	39,200	39,278	—
Borrower H	Wisconsin/ Hotel	1	5.61%	—	Aug-18	I/O	—	12,000	12,033	—
Borrower I	Texas/Apartments	1	5.36%	—	Oct-17	I/O	—	36,500	36,572	—
Borrower J	California/ Retail	1	4.76%	—	Oct-18	I/O	—	41,000	41,123	—
Borrower K	Colorado/ Hotel	1	5.56%	—	Dec-18	I/O	—	57,363	57,415	—
Borrower L	Georgia/ Hotel	1	6.41%	—	Jan-19	I/O	—	46,000	46,000	—
Borrower M	California/ Retail	1	4.80%	—	Aug-18	I/O	—	18,150	17,483	—
Borrower N	California/ Retail	1	6.66%	—	Mar-19	I/O	—	21,493	21,493	—
Borrower O	California/ Retail	1	6.51%	—	Jun-18	I/O	—	21,620	21,620	—
Borrower P	Nevada/ Retail	1	5.96%	—	Aug-19	I/O	—	34,300	34,385	—
Borrower Q	TN/Light Industrial	1	4.91%	—	Sep-19	I/O	—	8,000	8,000	—
Borrower R	Georgia/Multifamily	1	5.41%	—	Nov-18	I/O	—	8,000	8,000	—
Borrower S	NY/ Light Industrial	1	5.70%	—	Jan-19	I/O	—	13,000	13,064	—

Total/Weighted average		19	5.69%	—			—	604,532	604,510	—

Mezzanine loan:
Borrower T	NY/ Multifamily	1	—	14.00%	Oct-17	I/O	148,550	20,528	20,631	—

Total/Weighted average		1	—	14.00%			148,550	20,528	20,631	—

Subordinate mortgage interests:
Borrower U	TN/ Apartments	1	—	14.00%	Jul-17	I/O	58,000	24,863	24,863	—
Borrower V	Various/Apartments	1	—	12.00%	Dec-20	I/O	133,745	34,856	34,695	—
Borrower W	NY/ Apartments	1	13.12%	—	Dec-18	I/O	132,000	22,324	22,430	—
Borrower X	Various/ Industrial	1	—	12.60%	Sep-27	I/O	221,125	98,386	99,356	—

Total/Weighted average		4	13.12%	12.69%			544,870	180,429	181,344	—

Total		24					$693,420	$805,489	$806,485	$—

(1)	The majority of the Company’s floating-rate loans are subject to a fixed minimum LIBOR floor. The interest rate shown is the coupon, including the LIBOR floor.
(2)	Reflects the initial maturity date of the investment and does not consider any options to extend beyond such date.
(3)	Interest Only, or I/O; principal amount due in full at maturity.
(4)	Excludes future funding commitments of $25.2 million.
(5)	The aggregate cost of the mortgage loans is $806.5 million for federal tax purposes as of December 31, 2016.

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NORTHSTAR REAL ESTATE INCOME II, INC. AND SUBSIDIARIES

SCHEDULE IV - MORTGAGE LOANS ON REAL ESTATE

December 31, 2016

(Dollars in Thousands)

Reconciliation of Carrying Value of Commercial Real Estate Debt:

	Years Ended December 31,
	2016	2015	2014
Beginning balance	$864,840	$500,113	$16,500

Additions:
Principal amount of new loans and additional funding on existing loans	249,080	418,995	482,177
Acquisition cost (fees) on new loans	2,611	4,565	5,166
Origination fees received on new loans	(964)	(3,041)	(3,341)
Premium (discount) on new loans	(1,266)	—	—

Deductions:
Loan sales	212,201	—	—
Principal repayment	94,544	54,767	—
Amortization of acquisition costs, fees, premiums and discounts	1,071	1,025	389

Ending balance	$806,485	$864,840	$500,113

G-1-159

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

The management of the Company established and maintains disclosure controls and procedures that are designed to ensure that material information relating to the Company and its subsidiaries required to be disclosed in the reports that are filed or submitted under the 1934 Act are recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

As of the end of the period covered by this report, the Company’s management conducted an evaluation, as required under Rules 13a-15(b) and 15d-15(b) under the Exchange Act, under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures are effective. Notwithstanding the foregoing, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will detect or uncover failures to disclose material information otherwise required to be set forth in the Company’s periodic reports.

Internal Control over Financial Reporting

(a) Management’s Annual Report on Internal Control over Financial Reporting.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. As defined in Exchange Act Rule 13a-15(f), internal control over financial reporting is a process designed by, or under the supervision of, the principal executive and principal financial officer and effected by the board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the Company carried out an evaluation of the effectiveness of its internal control over financial reporting as of December 31, 2016 based on the “Internal Control-Integrated Framework” (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2016.

(b) Changes in Internal Control over Financial Reporting.

There have not been any changes in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the most recent fiscal quarter that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

G-1-160

Inherent Limitations on Effectiveness of Controls

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.

Item 9B. Other Information

Election of Director

On March 15, 2017, the board of directors (the “Board”) of the Company elected Justin P. Meagher to serve as an independent director on the Board and a member of the Board’s audit committee effective on March 15, 2017. Mr. Meagher will serve until the Company’s next annual meeting of stockholders and until his successor, if any, is elected and duly qualifies. The election of Mr. Meagher to the Board was not made pursuant to any arrangement or understanding between him and any other person.

Mr. Meagher, age 46, has been a Managing Director, Regulatory Solutions, of SS&C Technologies, a third party provider of software and fund administration to the global alternative asset management industry, since May 2015. Previously, from May 2013 to September 2014, Mr. Meagher was a Principal at TPG Special Situations Partners (“TPG”), focusing on regulatory compliance matters. Prior to joining TPG, Mr. Meagher was a Managing Director in the legal and compliance departments at various affiliates of Lehman Brothers Holdings, Inc. from January 2009 to May 2013. From February 2007 to October 2008, Mr. Meagher served as a Managing Director and the Chief Compliance Officer at Diamond Lake Investment Group, LP, a proposed multi-strategy hedge fund. Mr. Meagher began his career at the Clinton Group, Inc., an alternative asset manager, where he served as Legal Counsel and Deputy Chief of Compliance from June 2001 to October 2007. Mr. Meagher holds a Bachelor of Arts in Political Science from Iona College in New Rochelle, New York, a Masters in Administration, Leadership and Technology from New York University in New York, New York and a Juris Doctor from New York Law School in New York, New York.

In addition, on March 15, 2017, the Board approved an amendment and restatement to the Company’s Second Amended and Restated Independent Directors Compensation Plan (the “Plan”), to reflect that, effective January 1, 2017, each of the Company’s non-employee directors will be paid (i) annual cash compensation of $90,000 for such director’s service on the Board, and (ii) a grant of $50,000 in shares of the Company’s restricted Class A common stock in the event of such director’s subsequent re-election to the Board. In addition, pursuant to the Plan, the Board determined that we will automatically grant to any person who becomes a non-employee director $75,000 in shares of restricted Class A common stock on the date such non-employee director is initially appointed or elected to the Board. All compensation awarded pursuant to the Plan is subject to the terms, conditions and restrictions stated therein. As non-employee director, Mr. Meagher will be eligible to participate in the Plan.

G-1-161

PART III

Item 10.	Directors, Executive Officers and Corporate Governance*

Item 11.	Executive Compensation*

Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

Item 13.	Certain Relationships and Related Transactions and Director Independence*

Item 14.	Principal Accountant Fees and Services*

*	The information that is required by Items 10, 11, 12, 13 and 14 (other than the information included in this Annual Report on Form 10-K) is incorporated herein by reference from the definitive proxy statement relating to the 2016 Annual Meeting of Stockholders of the Company, which is to be filed with the U.S. Securities and Exchange Commission pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, no later than 120 days after the end of the Company’s fiscal year ended December 31, 2016.

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PART IV

Item 15.	Exhibits and Financial Statement Schedules

(a)1. Consolidated Financial Statements and (a)2. Financial Statement Schedules are included in Part II, Item 8. “Financial Statements and Supplementary Data” of this Annual Report on Form 10-K:

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(a)3. Exhibit Index

Exhibit Number	Description of Exhibit

3.1	Articles of Amendment and Restatement of NorthStar Real Estate Income II, Inc. (filed as Exhibit 3.1 to Amendment No. 3 to the Company’s Registration Statement on Form S-11 (File No. 333-185640) filed with the SEC on May 2, 2013, and incorporated herein by reference)

3.2	Amended and Restated Bylaws of NorthStar Real Estate Income II, Inc. (filed as Exhibit 3.2 to Post-Effective Amendment No. 4 to the Company’s Registration Statement on Form S-11 (File No. 333-185640) filed with the SEC on April 18, 2014, and incorporated herein by reference)

3.3	Articles of Amendment of NorthStar Real Estate Income II, Inc., dated October 7, 2015 (filed as Exhibit 3.3 to Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 11 to the Company’s Registration Statement on Form S-11 (File No. 333-185640) filed with the SEC on October 9, 2015 and incorporated herein by reference)

3.4	Articles Supplementary of NorthStar Real Estate Income II, Inc., dated October 7, 2015 (filed as Exhibit 3.4 to Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 11 to the Company’s Registration Statement on Form S-11 (File No. 333-185640) filed with the SEC on October 9, 2015 and incorporated herein by reference)

4.1	Amended and Restated Distribution Reinvestment Plan (included as Appendix A to Post-Effective Amendment No. 18 to the Company’s Registration Statement on Form S-3D (File No. 333-185640) filed with the SEC on November 17, 2016 and incorporated herein by reference)

10.1	Advisory Agreement (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on July 1, 2014 and incorporated herein by reference)

10.2	NorthStar Real Estate Income II, Inc. Long-Term Incentive Plan (filed as Exhibit 10.4 to Amendment No. 3 to the Company’s Registration Statement on Form S-11 (File No. 333-185640) filed with the SEC on May 2, 2013, and incorporated herein by reference)

10.3	NorthStar Real Estate Income II, Inc. Second Amended and Restated Independent Directors Compensation Plan (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 24, 2016, and incorporated herein by reference)

10.4	Form of Restricted Stock Award (filed as Exhibit 10.6 to Amendment No. 3 to the Company’s Registration Statement on Form S-11 (File No. 333-185640) filed with the SEC on May 2, 2013, and incorporated herein by reference)

10.5	Form of Indemnification Agreement (filed as Exhibit 10.7 to Amendment No. 1 to the Company’s Registration Statement on Form S-11 (File No. 333-185640) filed with the SEC on January 25, 2013, and incorporated herein by reference)

10.6	Mortgage Participation Agreement, dated as of September 18, 2013, by and between Trellis Apartments-T, LLC, as Noteholder, Trellis Apartments-T, LLC, as the Participation A-1 Holder, and Trellis Apartments NT-II, LLC, the Participation A-2 Holder (filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, and incorporated herein by reference)

10.7	Master Repurchase Agreement, dated October 15, 2013, between CB Loan NT-II, LLC and Citibank, N.A. (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 16, 2013, and incorporated herein by reference)

10.8	Limited Guaranty, made as of October 15, 2013, by NorthStar Real Estate Income II, Inc. for the benefit of Citibank, N.A. (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on October 16, 2013, and incorporated herein by reference)

G-1-164

Exhibit Number	Description of Exhibit

10.9	First Amendment to Mortgage Participation Agreement, dated November 26, 2013, between Trellis Apartments-T, LLC and Trellis Apartments NT-II, LLC (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 3, 2013 and incorporated herein by reference)

10.10	Second Amendment to Mortgage Participation Agreement, dated December 13, 2013, between Trellis Apartments-T, LLC and Trellis Apartments NT-II, LLC (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 17, 2013 and incorporated herein by reference)

10.11	Third Amendment to Mortgage Participation Agreement, dated January 9, 2014, between Trellis Apartments-T, LLC and Trellis Apartments NT-II, LLC (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 15, 2014 and incorporated herein by reference)

10.12	Termination of Participation Agreement, dated January 9, 2014, between Trellis Apartments-T, LLC and Trellis Apartments NT-II, LLC (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on January 9, 2014 and incorporated herein by reference)

10.13	Master Repurchase Agreement, dated as of July 2, 2014, by and between DB Loan NT-II, LLC and Deutsche Bank AG, Cayman Islands Branch (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on July 9, 2014 and incorporated herein by reference)

10.14	Limited Guaranty, dated as of July 2, 2014, by NorthStar Real Estate Income II, Inc. and NorthStar Real Estate Income Operating Partnership II, LP, for the benefit of Deutsche Bank AG, Cayman Islands Branch (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on July 9, 2014 and incorporated herein by reference)

10.15	Limited Liability Company Agreement of 205 Demonbreun Realty Holding Company LLC, dated as of July 18, 2014, by and between WMG Realty Holding Company LLC and Qarth Holdings NT-II, LLC (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on July 24, 2014 and incorporated herein by reference)

10.16	First Amendment to Letter Agreement, dated as of September 25, 2014, by and among, DB Loan NT-II, LLC, and Deutsche Bank AG, Cayman Islands Branch, NorthStar Real Estate Income II, Inc., and agreed and acknowledged to by NorthStar Real Estate Income Operating Partnership II, LP and DB Loan Member NT-II, LLC (filed as Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 13, 2014 and incorporated herein by reference)

10.17	Master Repurchase and Securities Contract Agreement, dated June 5, 2015, by and between MS Loan NT-II, LLC and Morgan Stanley Bank, N.A. (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 11, 2015 and incorporated herein by reference)

10.18	Guaranty Agreement, made as of June 5, 2015, by NorthStar Real Estate Income II, Inc. and NorthStar Real Estate Income Operating Partnership II, LP, for the benefit of Morgan Stanley Bank, N.A. (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on June 11, 2015 and incorporated herein by reference)

10.19	Share Purchase Agreement, dated effective April 13, 2015, by and among Mid-South Industrial Holdings NT-II, LLC, Mid-South Industrial, LP, Mid-South Industrial REIT I and Commonwealth Land Title Insurance Company, and amendments No. 1, No. 2 and No. 3 thereto, respectively dated May 4, 2015, May 7, 2015 and May 8, 2015 (filed as Exhibit 10.24 to Post Effective Amendment No. 10 to the Company’s Registration Statement on Form S-11 (File No. 333-185640) filed with the SEC on July 17, 2015, and incorporated herein by reference)

G-1-165

Exhibit Number	Description of Exhibit

10.20	Purchase and Sale Agreement, dated as of July 24, 2015, by and between Teachers Insurance and Annuity Association of America and Steel Manager NT-II, LLC (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 30, 2015 and incorporated herein by reference)

10.21	Amended and Restated Limited Partnership Agreement of NorthStar Real Estate Income Operating Partnership II, LP, dated as of October 16, 2015 (filed as Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, and incorporated herein by reference)

10.22	Omnibus Amendment to Master Repurchase and Securities Contract Agreement, dated as of July 14, 2016, by and among Morgan Stanley Bank, N.A., MS Loan NT-II, LLC, NorthStar Real Estate Income Operating Partnership II, LP and NorthStar Real Estate Income II, Inc. (filed as Exhibit 10.26 to Post-Effective Amendment No. 15 to the Company’s Registration Statement on Form S-11 (File No. 333-185640) filed with the SEC on July 15, 2016, and incorporated by reference)

10.23	Membership Interest and Note Sale-Purchase Agreement, dated August 3, 2016, by and among NorthStar Realty Finance Limited Partnership and NorthStar Real Estate Income Operating Partnership II, LP (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 25, 2016 and incorporated herein by reference)

10.24	Second Amendment to Master Repurchase Agreement, dated as of October 14, 2016, by and among CB Loan NT-II, LLC and Citibank, N.A. (filed as Exhibit 10.28 to the Company’s Post-Effective Amendment No. 16 to the Company’s Registration Statement on Form S-11 (File No. 333-185640) filed with the SEC on October 17, 2016 and incorporated herein by reference)

21.1*	Significant Subsidiaries of the Registrant

23.1*	Consent of Grant Thornton LLP

24.1*	Power of Attorney (included on signature page hereto)

31.1*	Certification by the Chief Executive Officer pursuant to 17 CFR 240.13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2*	Certification by the Chief Financial Officer pursuant to 17 CFR 240.13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1*	Certification by the Chief Executive Officer pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2*	Certification by the Chief Financial Officer pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101*	The following materials from the NorthStar Real Estate Income II, Inc. Annual Report on Form 10-K for the year ended December 31, 2016, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets as of December 31, 2016 and 2015; (ii) Consolidated Statements of Operations for the years ended December 31, 2016, 2015 and 2014; (iii) Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2016, 2015 and 2014; (iv) Consolidated Statements of Equity for the years ended December 31, 2016, 2015 and 2014; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2016, 2015 and 2014; and (vi) Notes to Consolidated Financial Statements

*	Filed herewith

G-1-166

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NorthStar Real Estate Income II, Inc.

Date: March 16, 2017	By:	/s/ DANIEL R. GILBERT
		Name:	Daniel R. Gilbert
		Title:	Chairman, Chief Executive Officer And President

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Daniel R. Gilbert and Jenny B. Neslin and each of them severally, his or her true and lawful attorney-in-fact with power of substitution and re-substitution to sign in his or her name, place and stead, in any and all capacities, to do any and all things and execute any and all instruments that such attorney may deem necessary or advisable under the Securities Exchange Act of 1934 and any rules, regulations and requirements of the U.S. Securities and Exchange Commission in connection with this Annual Report on Form 10-K and any and all amendments hereto, as fully for all intents and purposes as he or she might or could do in person, and hereby ratifies and confirms all said attorneys-in-fact and agents, each acting alone, and his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on behalf of the Registrant in the capacities and on the dates indicated.

Signature	Title	Date

/s/ DANIEL R. GILBERT Daniel R. Gilbert	Chairman, Chief Executive Officer and President (Principal Executive Officer)	March 16, 2017

/s/ FRANK V. SARACINO Frank V. Saracino	Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)	March 16, 2017

/s/ JONATHAN T. ALBRO Jonathan T. Albro	Director	March 16, 2017

/s/ JUSTIN P. MEAGHER Justin P. Meagher	Director	March 16, 2017

/s/ CHRIS S. WESTFAHL Chris S. Westfahl	Director	March 16, 2017

/s/ WINSTON W. WILSON Winston W. Wilson	Director	March 16, 2017

G-1-167

Annex G-2

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2017

Commission File Number: 000-55189

NORTHSTAR REAL ESTATE INCOME II, INC.

(Exact Name of Registrant as Specified in its Charter)

Maryland	90-0916682
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification No.)

399 Park Avenue, 18th Floor, New York, NY 10022

(Address of Principal Executive Offices, Including Zip Code)

(212) 547-2600

(Registrant’s Telephone Number, Including Area Code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐

		(Do not check if a smaller reporting company)	Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

Indicate the number of shares outstanding of each of the registrant’s classes of common stock, as of the latest practicable date:

The Company has 97,740,433 shares of Class A common stock, $0.01 par value per share, and 17,202,405 shares of Class T common stock, $0.01 par value per share, outstanding as of November 8, 2017.

G-2-1

NORTHSTAR REAL ESTATE INCOME II, INC.

FORM 10-Q

G-2-2

FORWARD-LOOKING STATEMENTS

This Quarterly Report on Form 10-Q contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, or Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or Exchange Act. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “seek,” “anticipate,” “estimate,” “believe,” “could,” “project,” “predict,” “continue,” “future” or other similar words or expressions. Forward-looking statements are not guarantees of performance and are based on certain assumptions, discuss future expectations, describe plans and strategies, contain projections of results of operations or of financial condition or state other forward-looking information. Such statements include, but are not limited to, those relating to our ability to make distributions to our stockholders, our reliance on our advisor and our sponsor, the operating performance of our investments, our financing needs, the effects of our current strategies, the impact of the transactions pursuant to the master combination agreement, or the combination agreement, with, among others, Colony Capital Operating Company, LLC, or CLNS OP, the operating company of our sponsor, Colony NorthStar, Inc., and NorthStar Real Estate Income Trust, Inc., or NorthStar Income, on our business and operations, and investment activities and our ability to effectively deploy capital. Our ability to predict results or the actual effect of plans or strategies is inherently uncertain, particularly given the economic environment. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements and you should not unduly rely on these statements. These forward-looking statements involve risks, uncertainties and other factors that may cause our actual results in future periods to differ materially from those forward-looking statements. These factors include, but are not limited to:

•

our ability to consummate the transactions pursuant to the combination agreement on the contemplated terms or at all, including whether such transactions will have the full or any strategic and financial benefits and efficiencies we expect and whether such benefits will be delayed or materialize at all;

•

the occurrence of any event, change or other circumstances that could give rise to the termination of the combination agreement and the risk that the conditions to the closing of the transactions will not be satisfied;

•	adverse economic conditions and the impact on the commercial real estate industry;

•	our ability to deploy capital quickly and successfully and achieve a diversified portfolio consistent with our target asset classes;

•

our dependence on the resources and personnel of our advisor, our sponsor and their affiliates, including our advisor’s ability to source and close on attractive investment opportunities on our behalf;

•	the performance of our advisor, our sponsor and their affiliates;

•	our liquidity and access to capital;

•	our use of leverage;

•	our ability to make distributions to our stockholders;

•	the lack of a public trading market for our shares;

•	the effect of economic conditions on the valuation of our investments;

•	the effect of paying distributions to our stockholders from sources other than cash flow provided by operations;

•

the impact of our sponsor’s recently completed merger with NorthStar Realty Finance Corp. and Colony Capital, Inc. and whether any of the anticipated benefits to our advisor’s and its affiliates’ platform will be realized in full or at all;

•	our advisor’s and its affiliates’ ability to attract and retain qualified personnel to support our operations and potential changes to key personnel providing management services to us;

•

our reliance on our advisor and its affiliates and sub-advisors/co-venturers in providing management services to us, the payment of substantial fees to our advisor, the allocation of investments by our advisor and its affiliates among

G-2-3

us and the other sponsored or managed companies and strategic vehicles of our sponsor and its affiliates, and various potential conflicts of interest in our relationship with our sponsor;

•

the impact of market and other conditions influencing the availability of equity versus debt investments and performance of our investments relative to our expectations and the impact on our actual return on invested equity, as well as the cash provided by these investments;

•	changes in our business or investment strategy;

•

the impact of economic conditions on borrowers of the debt we originate and acquire and the mortgage loans underlying the commercial mortgage backed securities in which we invest, as well as on the tenants of the real property that we own;

•	changes in the value of our portfolio;

•	the impact of fluctuations in interest rates;

•	our ability to realize current and expected returns over the life of our investments;

•	any failure in our advisor’s and its affiliates’ due diligence to identify relevant facts during our underwriting process or otherwise;

•	illiquidity of debt investments, equity investments or properties in our portfolio;

•	our ability to finance our assets on terms that are acceptable to us, if at all, including our ability to complete securitization financing transactions;

•	environmental compliance costs and liabilities;

•	risks associated with our joint ventures and unconsolidated entities, including our lack of sole decision making authority and the financial condition of our joint venture partners;

•	increased rates of loss or default and decreased recovery on our investments;

•	the degree and nature of our competition;

•	the effectiveness of our risk and portfolio management systems;

•	the potential failure to maintain effective internal controls, disclosure and procedures;

•	regulatory requirements with respect to our business generally, as well as the related cost of compliance;

•

legislative and regulatory changes, including changes to laws governing the taxation of real estate investment trusts, or REITs, and changes to laws affecting non-traded REITs and alternative investments generally;

•	our ability to maintain our qualification as a REIT for federal income tax purposes and limitations imposed on our business by our status as a REIT;

•	the loss of our exemption from registration under the Investment Company Act of 1940, as amended;

•	general volatility in capital markets;

•	the adequacy of our cash reserves and working capital; and

•

other risks associated with investing in our targeted investments, including changes in our industry, interest rates, the securities markets, the general economy or the capital markets and real estate markets specifically.

The foregoing list of factors is not exhaustive. All forward-looking statements included in this Quarterly Report on Form 10-Q are based on information available to us on the date hereof and we are under no duty to update any of the forward-looking statements after the date of this report to conform these statements to actual results.

Factors that could have a material adverse effect on our operations and future prospects are set forth in our filings with the U.S. Securities and Exchange Commission, or the SEC, included in Part I, Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and in Part II, Item 1A of this Quarterly Report on Form 10-Q under the heading “Risk Factors.” The risk factors set forth in our filings with the SEC could cause our actual results to differ significantly from those contained in any forward-looking statement contained in this report.

G-2-4

PART I. Financial Information

Item 1. Financial Statements

NORTHSTAR REAL ESTATE INCOME II, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Dollars in Thousands, Except Per Share Data)

	September 30, 2017 (Unaudited)	December 31, 2016
Assets
Cash and cash equivalents	$85,724	$78,081
Restricted cash	70,763	69,699
Real estate debt investments, net	809,409	806,485
Operating real estate, net	394,174	399,237
Investments in unconsolidated ventures (refer to Note 5)	291,597	299,681
Real estate securities, available for sale	95,039	86,937
Receivables, net	12,166	12,001
Deferred costs and other assets, net	31,706	31,151
Loan collateral receivable, related party	23,728	23,728

Total assets(1)	$1,814,306	$1,807,000

Liabilities
Mortgage and other notes payable, net	$383,894	$376,181
Credit facilities	342,870	241,407
Securitization bonds payable, net	115,592	191,315
Due to related party (refer to Note 8)	9,044	5,347
Accounts payable and accrued expenses	15,017	3,727
Escrow deposits payable	43,601	40,720
Distribution payable	6,488	6,618
Deferred purchase price, net	3,940	19,523
Other liabilities	4,230	10,771

Total liabilities(1)	924,676	895,609

Commitments and contingencies
Equity
NorthStar Real Estate Income II, Inc. Stockholders’ Equity
Preferred stock, $0.01 par value, 50,000,000 shares authorized, no shares issued and outstanding as of September 30, 2017 and December 31, 2016	—	—
Class A common stock, $0.01 par value, 320,000,000 shares authorized, 97,740,433 and 96,892,562 shares issued and outstanding as of September 30, 2017 and December 31, 2016, respectively	977	969
Class T common stock, $0.01 par value, 80,000,000 shares authorized, 17,202,405 and 16,881,086 shares issued and outstanding as of September 30, 2017 and December 31, 2016, respectively	172	169
Additional paid-in capital	1,021,859	1,011,599
Retained earnings (accumulated deficit)	(139,771)	(104,649)
Accumulated other comprehensive income (loss)	4,401	1,164

Total NorthStar Real Estate Income II, Inc. stockholders’ equity	887,638	909,252
Non-controlling interests	1,992	2,139

Total equity	889,630	911,391

Total liabilities and equity	$1,814,306	$1,807,000

(1)

Represents the consolidated assets and liabilities of NorthStar Real Estate Income Operating Partnership II, LP (the “Operating Partnership”). The Operating Partnership is a consolidated variable interest entity (“VIE”), of which the Company is the sole general partner and owns approximately 99.98%. As of September 30, 2017, the Operating Partnership includes $137.8 million and $98.0 million of assets and liabilities, respectively, of certain VIEs that are consolidated by the Operating Partnership. Refer to Note 2, “Summary of Significant Accounting Policies.”

Refer to accompanying notes to consolidated financial statements.

G-2-5

NORTHSTAR REAL ESTATE INCOME II, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars and Shares in Thousands, Except Per Share Data)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Net interest income
Interest income	$18,127	$15,126	$52,873	$46,033
Interest expense	(5,653)	(3,820)	(15,904)	(11,249)

Net interest income	12,474	11,306	36,969	34,784
Property and other revenues
Rental and other income	11,093	10,973	32,624	32,229

Total property and other revenues	11,093	10,973	32,624	32,229
Expenses
Asset management and other fees - related party	5,427	4,248	16,164	14,966
Mortgage notes interest expense	3,644	3,490	10,648	10,257
Transaction costs	3,636	313	4,496	1,659
Property operating expenses	3,243	3,261	9,534	10,247
General and administrative expenses (refer to Note 8)	3,456	3,485	10,618	6,728
Depreciation and amortization	4,713	4,695	14,174	15,465

Total expenses	24,119	19,492	65,634	59,322

Other income (loss)
Unrealized gain (loss) on investments	(158)	(39)	(604)	(39)
Realized gain (loss) on investments	(650)	(34)	(650)	(34)

Income (loss) before equity in earnings (losses) of unconsolidated ventures and income tax benefit (expense)	(1,360)	2,714	2,705	7,618
Equity in earnings (losses) of unconsolidated ventures	7,326	2,438	25,272	4,993
Income tax benefit (expense)	(646)	(224)	(4,200)	(446)

Net income (loss)	5,320	4,928	23,777	12,165
Net (income) loss attributable to non-controlling interests	(32)	(33)	(101)	(77)

Net income (loss) attributable to NorthStar Real Estate Income II, Inc. common stockholders	$5,288	$4,895	$23,676	$12,088

Net income (loss) per share of common stock, basic/diluted	$0.05	$0.05	$0.21	$0.12

Weighted average number of shares of common stock outstanding, basic/diluted	114,874	106,777	114,526	99,343

Distributions declared per share of common stock	$0.18	$0.18	$0.53	$0.53

Refer to accompanying notes to consolidated financial statements.

G-2-6

NORTHSTAR REAL ESTATE INCOME II, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Dollars in Thousands)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Net income (loss)	$5,320	$4,928	$23,777	$12,165
Other comprehensive income (loss)
Unrealized gain (loss) on real estate securities, available for sale	(451)	3,609	3,237	3,491

Total other comprehensive income (loss)	(451)	3,609	3,237	3,491

Comprehensive income (loss)	4,869	8,537	27,014	15,656
Comprehensive (income) loss attributable to non-controlling interests	(32)	(33)	(101)	(77)

Comprehensive income (loss) attributable to NorthStar Real Estate Income II, Inc. common stockholders	$4,837	$8,504	$26,913	$15,579

Refer to accompanying notes to consolidated financial statements.

G-2-7

NORTHSTAR REAL ESTATE INCOME II, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

(Dollars and Shares in Thousands)

	Common Stock				Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Company’s Stockholders’ Equity	Non- controlling Interests	Total Equity
	Class A		Class T
	Shares	Amount	Shares	Amount
Balance as of December 31, 2015	84,517	$845	1,793	$18	$768,494	$(56,159)	$(443)	$712,755	$2,327	$715,082
Net proceeds from issuance of common stock	10,346	104	14,781	148	220,316	—	—	220,568	—	220,568
Issuance and amortization of equity-based compensation	19	—	—	—	164	—	—	164	—	164
Non-controlling interests - distributions	—	—	—	—	—	—	—	—	(272)	(272)
Other comprehensive income (loss)	—	—	—	—	—	—	1,607	1,607	—	1,607
Distributions declared	—	—	—	—	—	(70,855)	—	(70,855)	—	(70,855)
Proceeds from distribution reinvestment plan	3,007	30	315	3	32,110	—	—	32,143	—	32,143
Shares redeemed for cash	(996)	(10)	(8)	—	(9,485)	—	—	(9,495)	—	(9,495)
Net income (loss)	—	—	—	—	—	22,365	—	22,365	84	22,449

Balance as of December 31, 2016	96,893	$969	16,881	$169	$1,011,599	$(104,649)	$1,164	$909,252	$2,139	$911,391
Accretion of distribution fees on Class T shares	—	—	—	—	(228)	—	—	(228)	—	(228)
Issuance and amortization of equity-based compensation	30	—	—	—	202	—	—	202	—	202
Non-controlling interests - distributions	—	—	—	—	—	—	—	—	(248)	(248)
Other comprehensive income (loss)	—	—	—	—	—	—	3,237	3,237	—	3,237
Distributions declared	—	—	—	—	—	(58,798)	—	(58,798)	—	(58,798)
Proceeds from distribution reinvestment plan	2,416	24	431	4	26,350	—	—	26,378	—	26,378
Shares redeemed for cash	(1,599)	(16)	(110)	(1)	(16,064)	—	—	(16,081)	—	(16,081)
Net income (loss)	—	—	—	—	—	23,676	—	23,676	101	23,777

Balance as of September 30, 2017 (unaudited)	97,740	$977	17,202	$172	$1,021,859	$(139,771)	$4,401	$887,638	$1,992	$889,630

Refer to accompanying notes to consolidated financial statements.

G-2-8

NORTHSTAR REAL ESTATE INCOME II, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in Thousands)

(Unaudited)

	Nine Months Ended September 30,
	2017	2016
Cash flows from operating activities:
Net income (loss)	$23,777	$12,165
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Equity in (earnings) losses of unconsolidated ventures	(25,272)	(4,993)
Amortization of equity-based compensation	202	113
Amortization of deferred financing costs	2,492	1,096
Amortization of fees / accretion of discount on investments	(2,888)	(1,234)
Amortization of above/below market leases	214	358
Depreciation and amortization	14,174	15,465
Unrealized (gain) loss on investments	604	39
Realized (gain) loss on investments	650	34
Distributions of cumulative earnings from unconsolidated ventures (refer to Note 5)	24,033	4,993
Straight line rental income	(825)	(1,109)
Deferred income tax (benefit) expense	(9,718)	(471)
Other non-cash adjustments	—	(128)
Changes in assets and liabilities:
Restricted cash	(655)	(387)
Receivables, net	660	123
Deferred costs and other assets, net	(2,538)	(3,303)
Due to related party	3,469	(553)
Accounts payable and accrued expenses	11,290	561
Other liabilities	(735)	289

Net cash provided by (used in) operating activities	38,934	23,058

Cash flows from investing activities:
Acquisition of real estate debt investments, net	—	(37,912)
Origination and funding of real estate debt investments, net	(173,436)	(188,253)
Proceeds from sale of real estate debt investments	—	212,329
Repayment on real estate debt investments	170,091	84,450
Improvements to operating real estate	(2,900)	(5,751)
Investment in unconsolidated ventures (refer to Note 5)	(61,511)	(97,334)
Acquisition of real estate securities, available for sale	(1,556)	(53,955)
Distributions in excess of cumulative earnings from unconsolidated ventures (refer to Note 5)	53,998	53,572
Change in restricted cash	1,219	278

Net cash provided by (used in) investing activities	(14,095)	(32,576)

Cash flows from financing activities:
Borrowings from credit facilities	129,133	116,042
Repayment on credit facilities	(27,670)	(185,537)
Borrowings from mortgage and other notes	7,168	5,670
Repayment on securitization bonds	(76,905)	—
Net proceeds from issuance of common stock	—	193,242
Net proceeds from issuance of common stock, related party	—	1,890
Shares redeemed for cash	(16,081)	(5,227)
Distributions paid on common stock	(58,928)	(50,275)
Proceeds from distribution reinvestment plan	26,378	23,461
Payment of deferred financing costs	(1,296)	(256)
Change in restricted cash	1,253	—
Distributions to non-controlling interests	(248)	(213)

Net cash provided by (used in) financing activities	(17,196)	98,797

Net increase (decrease) in cash and cash equivalents	7,643	89,279
Cash and cash equivalents - beginning of period	78,081	179,870

Cash and cash equivalents - end of period	$85,724	$269,149

Refer to accompanying notes to consolidated financial statements.

G-2-9

NORTHSTAR REAL ESTATE INCOME II, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Dollars in Thousands)

(Unaudited)

	Nine Months Ended September 30,
	2017	2016
Supplemental disclosure of non-cash investing and financing activities:
Accrued cost of capital	$228	$2,281
Subscriptions receivable, gross	—	1,118
Accrual of distribution payable	6,488	6,134
Escrow deposits payable	2,881	15,176
Non-cash related to PE Investments (refer to Note 5)	664	232,469

Refer to accompanying notes to consolidated financial statements.

G-2-10

NORTHSTAR REAL ESTATE INCOME II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.	Business and Organization

NorthStar Real Estate Income II, Inc. (the “Company”) was formed to originate, acquire and asset manage a diversified portfolio of commercial real estate (“CRE”) debt, equity and securities investments predominantly in the United States. CRE debt investments include first mortgage loans, subordinate mortgage and mezzanine loans and participations in such loans and preferred equity interests. Real estate equity investments include the Company’s direct ownership in properties, which may be structurally senior to a third-party partner’s equity, as well as indirect interests in real estate through real estate private equity funds (“PE Investments”). CRE securities primarily consist of commercial mortgage-backed securities (“CMBS”) and may include unsecured real estate investment trust (“REIT”) debt, collateralized debt obligation (“CDO”) notes and other securities. The Company may also invest internationally. In addition, the Company owns investments through joint ventures. The Company was formed in December 2012 as a Maryland corporation and commenced operations in September 2013. The Company elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), commencing with the taxable year ended December 31, 2013. The Company conducts its operations so as to continue to qualify as a REIT for U.S. federal income tax purposes.

The Company is externally managed and has no employees. Prior to January 11, 2017, the Company was managed by an affiliate of NorthStar Asset Management Group Inc. (NYSE: NSAM) (“NSAM”). Effective January 10, 2017, NSAM completed its previously announced merger with Colony Capital, Inc. (“Colony”), NorthStar Realty Finance Corp. (“NorthStar Realty”), and Colony NorthStar, Inc. (“Colony NorthStar”), a wholly-owned subsidiary of NSAM, which the Company refers to as the mergers, with Colony NorthStar surviving the mergers and succeeding NSAM as the Company’s sponsor (the “Sponsor”). As a result of the mergers, the Sponsor became an internally-managed equity REIT, with a diversified real estate and investment management platform and publicly-traded on the NYSE under the ticker symbol “CLNS.” In addition, following the mergers, CNI NSII Advisors, LLC (formerly known as NSAM J-NSII Ltd, an affiliate of NSAM), (the “Advisor”), became a subsidiary of Colony NorthStar. The Advisor manages the Company’s day-to-day operations pursuant to an advisory agreement. The mergers had no material impact on the Company’s operations.

Colony NorthStar manages capital on behalf of its stockholders, as well as institutional and retail investors in private funds, non-traded and traded REITs and registered investment companies.

Substantially all of the Company’s business is conducted through NorthStar Real Estate Income Operating Partnership II, LP (the “Operating Partnership”). The Company is the sole general partner and a limited partner of the Operating Partnership. The other limited partners of the Operating Partnership are NS Real Estate Income Advisor II, LLC (the “Prior Advisor”) and NorthStar OP Holdings II, LLC (the “Special Unit Holder”), each an affiliate of the Sponsor. The Prior Advisor invested $1,000 in the Operating Partnership in exchange for common units and the Special Unit Holder invested $1,000 in the Operating Partnership and was issued a separate class of limited partnership units (the “Special Units”), which are collectively recorded as non-controlling interests on the consolidated balance sheets as of September 30, 2017 and December 31, 2016. As the Company accepted subscriptions for shares in its continuous public offering, which closed in November 2016, it contributed substantially all of the net proceeds to the Operating Partnership as a capital contribution. As of September 30, 2017, the Company’s limited partnership interest in the Operating Partnership was 99.98%.

The Company’s charter authorizes the issuance of up to 400.0 million shares of common stock with a par value of $0.01 per share, of which 320.0 million are designated as Class A shares and 80.0 million are designated as Class T shares, and up to 50.0 million shares of preferred stock with a par value of $0.01 per share. The board of directors of the Company is authorized to amend its charter, without the approval of the stockholders, to increase the aggregate number of authorized shares of capital stock or the number of shares of any class or series that the Company has authority to issue.

On August 25, 2017, the Company entered into a master combination agreement (the “Combination Agreement”) with, among others, Colony Capital Operating Company, LLC (“CLNS OP”), the operating company of the Sponsor, and NorthStar Real Estate Income Trust, Inc. (“NorthStar Income”), a company managed by an affiliate of the Sponsor, pursuant

G-2-11

NORTHSTAR REAL ESTATE INCOME II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

to which a select portfolio of the assets and liabilities of the Sponsor will be combined with all of the assets and liabilities of the Company and substantially all of the assets and liabilities of NorthStar Income in an all-stock combination transaction to create an externally managed commercial real estate credit REIT (the transactions associated with the Combination Agreement, collectively the “Combination”). The Combination has been unanimously approved by the special committees and the boards of directors of both the Company and NorthStar Income and approved by the board of directors of the Sponsor. The combined company will be named “Colony NorthStar Credit Real Estate, Inc.” (“CLNC”) and its Class A common stock is expected to be listed on a national securities exchange.

Upon completion of the Combination, the Company’s stockholders, the Sponsor, and NorthStar Income’s stockholders will own approximately 31%, 37%, and 32%, respectively, of CLNC on a fully diluted basis, subject to certain adjustments as set forth in the Combination Agreement.

The Combination is expected to close in the first quarter of 2018, subject to customary closing conditions, including approval by the stockholders of each of the Company and NorthStar Income, and the listing of CLNC’s Class A common stock on a national securities exchange. There can be no assurance that the closing conditions will be satisfied, that the Combination will be consummated, or the timing thereof.

On December 18, 2012, as part of its formation, the Company issued 22,223 shares of Class A common stock to NorthStar Realty for $0.2 million. On May 6, 2013, the Company’s registration statement on Form S-11 with the U.S. Securities and Exchange Commission (the “SEC”) was declared effective. Pursuant to such registration statement, the Company offered a maximum of $1.65 billion in any combination of Class A and Class T shares of common stock, excluding the initial shares, in a continuous, public offering, of which up to $1.5 billion in shares were offered pursuant to its primary offering (the “Primary Offering”) to the public and up to $150.0 million in shares were offered pursuant to its distribution reinvestment plan (the “DRP”), which are herein collectively referred to as the Offering.

The Company retained NorthStar Securities, LLC (the “Dealer Manager”), formerly a subsidiary of NSAM that became a subsidiary of the Sponsor upon completion of the mergers, to serve as the dealer manager responsible for marketing the shares offered pursuant to the Primary Offering. On September 18, 2013, the Company commenced operations by satisfying the minimum offering requirement in its Primary Offering as a result of NorthStar Realty purchasing 222,223 Class A shares of common stock for $2.0 million.

The Primary Offering closed effective November 9, 2016. Following the Primary Offering and until its suspension as described below, the Company continued to offer and sell shares pursuant to the DRP at the most recently disclosed estimated value per share of each share class. Prior to the closing of the Primary Offering, $150.0 million of the unsold shares remaining from the Primary Offering were allocated to the DRP, for a total of $300.0 million in shares offered pursuant to the DRP. The Company may amend, suspend or terminate the DRP for any reason, except to eliminate a participant’s ability to withdraw from the DRP, upon ten days written notice. On August 25, 2017, in connection with the entry into the Combination Agreement, the Company’s board of directors, including all of its independent directors, voted to suspend the DRP until further notice. Pursuant to the terms of the DRP, the suspension went into effect prior to the monthly distributions paid on or about October 1, 2017 and as a result, all stockholders will receive only cash distributions through the completion of the Combination unless and until the DRP is reinstated.

From inception through November 8, 2017, the Company raised total gross proceeds of $1.2 billion pursuant to the Offering, including gross proceeds of $81.7 million pursuant to the DRP.

2.	Summary of Significant Accounting Policies

Basis of Quarterly Presentation

The accompanying unaudited consolidated financial statements and related notes of the Company have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial reporting

G-2-12

NORTHSTAR REAL ESTATE INCOME II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

and the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, certain information and note disclosures normally included in the consolidated financial statements prepared under U.S. GAAP have been condensed or omitted. In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. The operating results presented for interim periods are not necessarily indicative of the results that may be expected for any other interim period or for the entire year. These consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which was filed with the SEC.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, the Operating Partnership and their consolidated subsidiaries. The Company consolidates variable interest entities (“VIEs”), if any, where the Company is the primary beneficiary and voting interest entities which are generally majority owned or otherwise controlled by the Company. All significant intercompany balances are eliminated in consolidation.

Variable Interest Entities

A VIE is an entity that lacks one or more of the characteristics of a voting interest entity. A VIE is defined as an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The determination of whether an entity is a VIE includes both a qualitative and quantitative analysis. The Company bases its qualitative analysis on its review of the design of the entity, its organizational structure including decision-making ability and relevant financial agreements and the quantitative analysis on the forecasted cash flow of the entity. The Company reassesses its initial evaluation of an entity as a VIE upon the occurrence of certain reconsideration events.

A VIE must be consolidated only by its primary beneficiary, which is defined as the party who, along with its affiliates and agents has both the: (i) power to direct the activities that most significantly impact the VIE’s economic performance; and (ii) obligation to absorb the losses of the VIE or the right to receive the benefits from the VIE, which could be significant to the VIE. The Company determines whether it is the primary beneficiary of a VIE by considering qualitative and quantitative factors, including, but not limited to: which activities most significantly impact the VIE’s economic performance and which party controls such activities; the amount and characteristics of its investment; the obligation or likelihood for the Company or other interests to provide financial support; consideration of the VIE’s purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders and the similarity with and significance to the business activities of the Company and the other interests. The Company reassesses its determination of whether it is the primary beneficiary of a VIE each reporting period. Significant judgments related to these determinations include estimates about the current and future fair value and performance of investments held by these VIEs and general market conditions.

The Company evaluates its investments and financings, including investments in unconsolidated ventures and securitization financing transactions, if any, to determine whether each investment or financing is a VIE. The Company analyzes new investments and financings, as well as reconsideration events for existing investments and financings, which vary depending on type of investment or financing.

The most significant consolidated VIEs are the Operating Partnership and certain properties that have non-controlling interests. These entities are VIEs because the non-controlling interests do not have substantive kick-out or participating rights. The Company consolidates these entities because it controls all significant business activities.

The Operating Partnership consolidates certain properties that have non-controlling interests. Included in operating real estate, net on the Company’s consolidated balance sheet as of September 30, 2017 is $118.9 million related to such

G-2-13

NORTHSTAR REAL ESTATE INCOME II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

consolidated VIEs. Included in mortgage and other notes payable, net on the Company’s consolidated balance sheet as of September 30, 2017 is $94.8 million, collateralized by the real estate assets of the related consolidated VIEs.

As of September 30, 2017, the Company identified unconsolidated VIEs related to its CRE debt investments, an investment in a mezzanine loan through a joint venture, PE Investments and CRE securities. Assets of each of the VIEs may only be used to settle obligations of the respective VIE. Creditors of each of the VIEs have no recourse to the general credit of the Company.

The following table presents the Company’s classification, carrying value and maximum exposure of unconsolidated VIEs as of September 30, 2017 (dollars in thousands):

	Carrying Value	Maximum Exposure to Loss(1)
Real estate debt investments, net	$158,827	$165,748
Investments in unconsolidated ventures	291,597	312,219
Real estate securities, available for sale	95,039	95,039

Total assets of unconsolidated VIEs	$545,463	$573,006

(1)

As of September 30, 2017, maximum exposure to loss includes future funding commitments of $6.9 million for real estate debt investments, net, $17.4 million for an investment in a mezzanine loan through a joint venture, and $3.2 million related to the Company’s proportionate share of an obligation owed through a joint investment for a PE Investment.

Based on management’s analysis, the Company determined that it is not the primary beneficiary of the above VIEs. Accordingly, the VIEs are not consolidated in the Company’s financial statements as of September 30, 2017. The Company did not provide financial support to the unconsolidated VIEs during the nine months ended September 30, 2017. As of September 30, 2017, there were no explicit arrangements or implicit variable interests that could require the Company to provide financial support to the unconsolidated VIEs outside of the future funding commitments disclosed above.

Voting Interest Entities

A voting interest entity is an entity in which the total equity investment at risk is sufficient to enable it to finance its activities independently and the equity holders have the power to direct the activities of the entity that most significantly impact its economic performance, the obligation to absorb the losses of the entity and the right to receive the residual returns of the entity. The usual condition for a controlling financial interest in a voting interest entity is ownership of a majority voting interest. If the Company has a majority voting interest in a voting interest entity, the entity will generally be consolidated. The Company does not consolidate a voting interest entity if there are substantive participating rights by other parties and/or kick-out rights by a single party or a simple majority vote.

The Company performs on-going reassessments of whether entities previously evaluated under the voting interest framework have become VIEs, based on certain events, and therefore subject to the VIE consolidation framework.

Investments in Unconsolidated Ventures

A non-controlling, unconsolidated ownership interest in an entity may be accounted for using the equity method or the cost method, and for either method, the Company may elect the fair value option. The Company will account for an investment in an unconsolidated entity that does not qualify for equity method accounting or for which the fair value option was not elected using the cost method if the Company determines that it does not have significant influence. Under the cost method, equity in earnings is recorded as dividends are received to the extent they are not considered a return of capital, which is recorded as a reduction of cost of the investment.

G-2-14

NORTHSTAR REAL ESTATE INCOME II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Under the equity method, the investment is adjusted each period for capital contributions and distributions and its share of the entity’s net income (loss). Capital contributions, distributions and net income (loss) of such entities are recorded in accordance with the terms of the governing documents. An allocation of net income (loss) may differ from the stated ownership percentage interest in such entity as a result of preferred returns and allocation formulas, if any, as described in such governing documents. Equity method investments are recognized using a cost accumulation model in which the investment is recognized based on the cost to the investor, which includes acquisition fees. The Company records as an expense certain acquisition costs and fees associated with consolidated investments deemed to be business combinations and capitalizes these costs for investments deemed to be acquisitions of an asset, including an equity method investment.

The Company may account for an investment in an unconsolidated entity at fair value by electing the fair value option. The Company elected the fair value option for PE Investments. The Company records the change in fair value for its share of the projected future cash flow of such investments from one period to another in equity in earnings (losses) of unconsolidated ventures in the consolidated statements of operations. Any change in fair value attributed to market related assumptions is considered unrealized gain (loss).

Non-controlling Interests

A non-controlling interest in a consolidated subsidiary is defined as the portion of the equity (net assets) in a subsidiary not attributable, directly or indirectly, to the Company. A non-controlling interest is required to be presented as a separate component of equity on the consolidated balance sheets and presented separately as net income (loss) and comprehensive income (loss) attributable to non-controlling interests. An allocation to a non-controlling interest may differ from the stated ownership percentage interest in such entity as a result of a preferred return and allocation formula, if any, as described in such governing documents.

Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that could affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could materially differ from those estimates and assumptions.

Comprehensive Income (Loss)

The Company reports consolidated comprehensive income (loss) in separate statements following the consolidated statements of operations. Comprehensive income (loss) is defined as the change in equity resulting from net income (loss) and other comprehensive income (loss) (“OCI”). The only component of OCI is unrealized gain (loss) on CRE securities available for sale for which the fair value option was not elected.

Fair Value Option

The fair value option provides an election that allows a company to irrevocably elect to record certain financial assets and liabilities at fair value on an instrument-by-instrument basis at initial recognition. The Company has elected the fair value option for PE Investments. Any change in fair value for assets and liabilities for which the election is made is recognized in earnings.

Cash and Cash Equivalents

The Company considers all highly-liquid investments with an original maturity date of three months or less to be cash equivalents. Cash, including amounts restricted, may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash and cash equivalents with major financial institutions. To date, the Company has not experienced any losses on cash and cash equivalents.

G-2-15

NORTHSTAR REAL ESTATE INCOME II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Restricted Cash

Restricted cash consists of amounts related to loan origination (escrow deposits) and operating real estate (escrows for taxes, insurance, capital expenditures and payments required under certain lease agreements).

Real Estate Debt Investments

CRE debt investments are generally intended to be held to maturity and, accordingly, are carried at cost, net of unamortized loan fees, premium and discount. CRE debt investments that are deemed to be impaired are carried at amortized cost less a loan loss reserve, if deemed appropriate, which approximates fair value. CRE debt investments where the Company does not have the intent to hold the loan for the foreseeable future or until its expected payoff are classified as held for sale and recorded at the lower of cost or estimated fair value.

The Company may syndicate a portion of the CRE debt investments that it originates or sell the CRE debt investments individually. When a transaction meets the criteria for sale accounting, the Company will no longer recognize the CRE debt investment sold as an asset and will recognize gain or loss based on the difference between the sales price and the carrying value of the CRE debt investment sold. Any related unamortized deferred origination fees, original issue discounts, loan origination costs, discounts or premiums at the time of sale are recognized as an adjustment to the gain or loss on sale, which is included in interest income on the consolidated statement of operations. Any fees received at the time of sale or syndication are recognized as part of interest income.

Operating Real Estate

Operating real estate is carried at historical cost less accumulated depreciation. Ordinary repairs and maintenance are expensed as incurred. Major replacements and betterments which improve or extend the life of the asset are capitalized and depreciated over their useful life. The Company accounts for purchases of operating real estate that qualify as business combinations using the acquisition method, where the purchase price is allocated to tangible assets such as land, building, improvements and other identified intangibles. Costs directly related to an acquisition deemed to be a business combination are expensed and included in transaction costs in the consolidated statements of operations.

Operating real estate is depreciated using the straight-line method over the estimated useful lives of the assets, summarized as follows:

Category:	Term:
Building	40 years
Building improvements	Lesser of the useful life or remaining life of the building
Land improvements	10 to 30 years
Tenant improvements	Lesser of the useful life or remaining term of the lease
Furniture, fixtures and equipment	3 to 10 years

Real Estate Securities

The Company classifies its CRE securities investments as available for sale on the acquisition date, which are carried at fair value. Unrealized gains (losses) are recorded as a component of accumulated OCI in the consolidated statements of equity.

Deferred Costs

Deferred costs primarily include deferred financing costs and deferred lease costs. Deferred financing costs represent commitment fees, legal and other third-party costs associated with obtaining financing. Costs related to revolving credit facilities are recorded in deferred costs and other assets, net and are amortized to interest expense using the straight-line basis over the term of the facility. Costs related to other borrowings are recorded net against the carrying value of such borrowings and are amortized to interest expense using the effective interest method. Unamortized deferred financing costs are expensed

G-2-16

NORTHSTAR REAL ESTATE INCOME II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

to realized gain (loss) when the associated facility is repaid before maturity. Costs incurred in seeking financing transactions, which do not close, are expensed in the period in which it is determined that the financing will not occur. Deferred lease costs consist of fees incurred to initiate and renew operating leases, which are amortized on a straight-line basis over the remaining lease term and are recorded to depreciation and amortization in the consolidated statements of operations.

Identified Intangibles

The Company records acquired identified intangibles, which includes intangible assets (such as the value of the above-market leases, in-place leases, and other intangibles) and intangible liabilities (such as the value of below market leases), based on estimated fair value. The value allocated to the identified intangibles are amortized over the remaining lease term. Above/below-market leases are amortized into rental income, below-market ground leases are amortized into real estate properties-operating expense and in-place leases are amortized into depreciation and amortization expense. Identified intangible assets are recorded in deferred costs and other assets, net, and identified intangible liabilities are recorded in other liabilities on the accompanying consolidated balance sheets.

Deferred Costs and Other Assets, Net and Other Liabilities

The following table presents a summary of deferred costs and other assets, net and other liabilities as of September 30, 2017 and December 31, 2016 (dollars in thousands):

	September 30, 2017 (Unaudited)	December 31, 2016
Deferred costs and other assets, net
Intangible assets, net(1)	$16,712	$23,117
Deferred financing costs, net - credit facilities	2,442	1,911
Deferred commissions and leasing costs	5,393	3,446
Deposits and pending deal costs	61	64
Prepaid expenses	1,270	1,527
Deferred tax asset	5,440	1,077
Other	388	9

Total	$31,706	$31,151

Other liabilities:
Intangible liabilities, net(2)	1,344	1,799
Tenant security deposits	1,443	1,439
Tenant prepaid rent	1,305	1,797
Deferred tax liability(3)	—	5,355
Other	138	381

Total	$4,230	$10,771

(1)	Represents in-place leases and above-market leases, net.
(2)	Represents below-market leases, net.
(3)

Includes $4.3 million of tax related liabilities assumed upon the purchase of PE Investment III. Refer to Note 5, “Investments in Unconsolidated Ventures,” for additional information on PE Investment III.

Acquisition Fees and Expenses

The total of all acquisition fees and expenses for an investment, including acquisition fees to the Advisor, cannot exceed, in the aggregate, 6.0% of the contract purchase price of such investment unless such excess is approved by a majority of the

G-2-17

NORTHSTAR REAL ESTATE INCOME II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Company’s directors, including a majority of its independent directors. For the nine months ended September 30, 2017, total acquisition fees and expenses did not exceed the allowed limit for any investment. An acquisition fee incurred related to an equity investment will generally be expensed as incurred. An acquisition fee paid to the Advisor related to the acquisition of an equity or debt investment in an unconsolidated joint venture is included in investments in unconsolidated ventures on the consolidated balance sheets. An acquisition fee paid to the Advisor related to the origination or acquisition of debt investments is included in debt investments, net on the consolidated balance sheets and is amortized to interest income over the life of the investment using the effective interest method. The Company records as an expense certain acquisition costs and fees associated with transactions deemed to be business combinations in which it consolidates the asset and capitalizes these costs for transactions deemed to be acquisitions of an asset, including an equity investment.

Revenue Recognition

Real Estate Debt Investments

Interest income is recognized on an accrual basis and any related premium, discount, origination costs and fees are amortized over the life of the investment using the effective interest method. The amortization is reflected as an adjustment to interest income in the consolidated statements of operations. The amortization of a premium or accretion of a discount is discontinued if such loan is reclassified to held for sale.

Operating Real Estate

Rental and other income from operating real estate is derived from the leasing of space to various types of tenants. Rental revenue recognition commences when the tenant takes legal possession of the leased space and the leased space is substantially ready for its intended use. The leases are for fixed terms of varying length and generally provide for annual rentals and expense reimbursements to be paid in monthly installments. Rental income from leases is recognized on a straight-line basis over the term of the respective leases. The excess of rent recognized over the amount contractually due pursuant to the underlying leases is included in receivables on the consolidated balance sheets. The Company amortizes any tenant inducements as a reduction of revenue utilizing the straight-line method over the term of the lease. Other income represents revenue from tenant/operator leases which provide for the recovery of all or a portion of the operating expenses and real estate taxes paid by the Company on behalf of the respective property. This revenue is recognized in the same period as the expenses are incurred.

In a situation in which a lease(s) associated with a significant tenant have been, or are expected to be, terminated early, the Company evaluates the remaining useful life of depreciable or amortizable assets in the asset group related to the lease that will be terminated (i.e., tenant improvements, above- and below-market lease intangibles, in-place lease value and deferred leasing costs). Based upon consideration of the facts and circumstances surrounding the termination, the Company may write-off or accelerate the depreciation and amortization associated with the asset group. Such amounts are included within rental and other income for above- and below-market lease intangibles and depreciation and amortization for the remaining lease related asset groups in the consolidated statements of operations.

Real Estate Securities

Interest income is recognized using the effective interest method with any premium or discount amortized or accreted through earnings based on expected cash flow through the expected maturity date of the security. Changes to expected cash flow may result in a change to the yield which is then applied retrospectively for high-credit quality securities that cannot be prepaid or otherwise settled in such a way that the holder would not recover substantially all of the investment or prospectively for all other securities to recognize interest income.

G-2-18

NORTHSTAR REAL ESTATE INCOME II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Credit Losses and Impairment on Investments

Real Estate Debt Investments

Loans are considered impaired when, based on current information and events, it is probable that the Company will not be able to collect all principal and interest amounts due according to the contractual terms. The Company assesses the credit quality of the portfolio and adequacy of loan loss reserves on a quarterly basis or more frequently as necessary. Significant judgment of the Company is required in this analysis. The Company considers the estimated net recoverable value of the loan as well as other factors, including but not limited to the fair value of any collateral, the amount and the status of any senior debt, the quality and financial condition of the borrower and the competitive situation of the area where the underlying collateral is located. Because this determination is based on projections of future economic events, which are inherently subjective, the amount ultimately realized may differ materially from the carrying value as of the balance sheet date. If upon completion of the assessment, the estimated fair value of the underlying collateral is less than the net carrying value of the loan, a loan loss reserve is recorded with a corresponding charge to provision for loan losses. The loan loss reserve for each loan is maintained at a level that is determined to be adequate by management to absorb probable losses.

Income recognition is suspended for a loan at the earlier of the date at which payments become 90-days past due or when, in the opinion of the Company, a full recovery of income and principal becomes doubtful. When the ultimate collectability of the principal of an impaired loan is in doubt, all payments are applied to principal under the cost recovery method. When the ultimate collectability of the principal of an impaired loan is not in doubt, contractual interest is recorded as interest income when received, under the cash basis method until an accrual is resumed when the loan becomes contractually current and performance is demonstrated to be resumed. Interest accrued and not collected will be reversed against interest income. A loan is written off when it is no longer realizable and/or legally discharged. As of September 30, 2017, the Company did not have any impaired CRE debt investments.

Operating Real Estate

The Company’s real estate portfolio is reviewed on a quarterly basis, or more frequently as necessary, to assess whether there are any indicators that the value of its operating real estate may be impaired or that its carrying value may not be recoverable. A property’s value is considered impaired if the Company’s estimate of the aggregate expected future undiscounted cash flow generated by the property is less than the carrying value. In conducting this review, the Company considers U.S. macroeconomic factors, real estate sector conditions and asset specific and other factors. To the extent an impairment has occurred, the loss is measured as the excess of the carrying value of the property over the estimated fair value and recorded in impairment on operating real estate in the consolidated statements of operations. As of September 30, 2017, the Company did not have any impaired operating real estate.

An allowance for a doubtful account for a tenant receivable is established based on a periodic review of aged receivables resulting from estimated losses due to the inability of tenants to make required rent and other payments contractually due. Additionally, the Company establishes, on a current basis, an allowance for future tenant credit losses on unbilled rent receivable based on an evaluation of the collectability of such amounts.

Real Estate Securities

CRE securities for which the fair value option is elected are not evaluated for other-than-temporary impairment (“OTTI”) as any change in fair value is recorded in the consolidated statements of operations. Realized losses on such securities are reclassified to realized gain (loss) on investments as losses occur.

CRE securities for which the fair value option is not elected are evaluated for OTTI quarterly. Impairment of a security is considered to be other-than-temporary when: (i) the holder has the intent to sell the impaired security; (ii) it is more likely than not the holder will be required to sell the security; or (iii) the holder does not expect to recover the entire amortized cost

G-2-19

NORTHSTAR REAL ESTATE INCOME II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

of the security. When a CRE security has been deemed to be other-than-temporarily impaired due to (i) or (ii), the security is written down to its fair value and an OTTI is recognized in the consolidated statements of operations. In the case of (iii), the security is written down to its fair value and the amount of OTTI is then bifurcated into: (a) the amount related to expected credit losses; and (b) the amount related to fair value adjustments in excess of expected credit losses. The portion of OTTI related to expected credit losses is recognized in the consolidated statements of operations. The remaining OTTI related to the valuation adjustment is recognized as a component of accumulated OCI in the consolidated statements of equity. CRE securities which are not high-credit quality are considered to have an OTTI if the security has an unrealized loss and there has been an adverse change in expected cash flow. The amount of OTTI is then bifurcated as discussed above. As of September 30, 2017, the Company did not have any OTTI recorded on its CRE securities.

Foreign Currency

Assets and liabilities denominated in a foreign currency for which the functional currency is a foreign currency are translated using the currency exchange rate in effect at the end of the period presented and the results of operations for such entities are translated into U.S. dollars using the average currency exchange rate in effect during the period. The resulting foreign currency translation adjustment is recorded as a component of accumulated OCI in the consolidated statements of equity.

Assets and liabilities denominated in a foreign currency for which the functional currency is the U.S. dollar are remeasured using the currency exchange rate in effect at the end of the period presented and the results of operations for such entities are remeasured into U.S. dollars using the average currency exchange rate in effect during the period. The resulting foreign currency remeasurement adjustment is recorded in unrealized gain (loss) on investments and other in the consolidated statements of operations.

As of September 30, 2017, the Company had no deferred purchase price obligations denominated in foreign currency related to its PE Investments. As of December 31, 2016, the Company had $5.2 million of deferred purchase price obligations denominated in foreign currency related to its PE Investments.

Equity-Based Compensation

The Company accounts for equity-based compensation awards using the fair value method, which requires an estimate of fair value of the award at the time of grant. All fixed equity-based awards to directors, which have no vesting conditions other than time of service, are amortized to compensation expense over the awards’ vesting period on a straight-line basis. Equity-based compensation is classified within general and administrative expense in the consolidated statements of operations.

Income Taxes

The Company elected to be taxed as a REIT and to comply with the related provisions of the Internal Revenue Code beginning in its taxable year ended December 31, 2013. Accordingly, the Company will generally not be subject to U.S. federal income tax to the extent of its distributions to stockholders as long as certain asset, income and share ownership tests are met. To maintain its qualification as a REIT, the Company must annually distribute at least 90.0% of its REIT taxable income to its stockholders and meet certain other requirements. The Company believes that all of the criteria to maintain the Company’s REIT qualification have been met for the applicable periods, but there can be no assurance that these criteria will continue to be met in subsequent periods. If the Company were to fail to meet these requirements, it would be subject to U.S. federal income tax and potential interest and penalties, which could have a material adverse impact on its results of operations and amounts available for distributions to its stockholders. The Company’s accounting policy with respect to interest and penalties is to classify these amounts as a component of income tax expense, where applicable.

The Company may also be subject to certain state, local and franchise taxes. Under certain circumstances, U.S. federal income and excise taxes may be due on its undistributed taxable income.

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The Company made joint elections to treat certain subsidiaries as taxable REIT subsidiaries (“TRS”) which may be subject to U.S. federal, state and local income taxes. In general, a TRS of the Company may perform non-customary services for tenants, hold assets that the REIT cannot hold directly and may engage in most real estate or non-real estate-related business.

Certain subsidiaries of the Company are subject to taxation by federal, state and local authorities for the periods presented. Income taxes are accounted for by the asset/liability approach in accordance with U.S. GAAP. Deferred taxes, if any, represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. Such amounts arise from differences between the financial reporting and tax bases of assets and liabilities and are adjusted for changes in tax laws and tax rates in the period which such changes are enacted. A provision for income tax represents the total of income taxes paid or payable for the current period, plus the change in deferred taxes. Current and deferred taxes are recorded on the portion of earnings (losses) recognized by the Company with respect to its interest in TRSs. Deferred income tax assets and liabilities are calculated based on temporary differences between the Company’s U.S. GAAP consolidated financial statements and the federal, state and local tax basis of assets and liabilities as of the consolidated balance sheet date. The Company evaluates the realizability of its deferred tax assets (e.g., net operating loss and capital loss carryforwards) and recognizes a valuation allowance if, based on the available evidence, it is more likely than not that some portion or all of its deferred tax assets will not be realized. When evaluating the realizability of its deferred tax assets, the Company considers estimates of expected future taxable income, existing and projected book/tax differences, tax planning strategies available and the general and industry specific economic outlook. This realizability analysis is inherently subjective, as it requires the Company to forecast its business and general economic environment in future periods. Changes in estimate of deferred tax asset realizability, if any, are included in income tax benefit (expense) in the consolidated statements of operations.

For the three and nine months ended September 30, 2017, the Company recorded income tax expense of $0.6 million and $4.2 million, respectively. For the three and nine months ended September 30, 2016, the Company recorded income tax expense of $0.2 million and $0.4 million, respectively.

Transfers of Financial Assets

Sale accounting for transfers of financial assets requires the transfer of an entire financial asset, a group of financial assets in its entirety or if a component of the financial asset is transferred, that component meets the definition of a participating interest by having characteristics that mirror the original financial asset.

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. If the Company has any continuing involvement, rights or obligations with the transferred financial asset (outside of standard representations and warranties), sale accounting would require that the transfer meets the following sale conditions: (1) the transferred asset has been legally isolated; (2) the transferee has the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred asset; and (3) the Company does not maintain effective control over the transferred asset through an agreement that provides for (a) both an entitlement and an obligation by the Company to repurchase or redeem the asset before its maturity, or (b) the unilateral ability by the Company to reclaim the asset and a more than trivial benefit attributable to that ability, or (c) the transferee requiring the Company to repurchase the asset at a price so favorable to the transferee that it is probable the repurchase will occur.

If sale accounting is met, the transferred financial asset is removed from the balance sheet and a net gain or loss is recognized upon sale, taking into account any retained interests. Transfers of financial assets that do not meet the criteria for sale are accounted for as financing transactions, or secured borrowings.

As a result of the requirements of sale accounting, senior participations in first mortgage loans purchased in connection with a securitization financing transaction are recorded as Loan collateral receivable, related party, on the Company’s consolidated balance sheets. Refer to Note 7, “Borrowings,” for additional information.

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Recent Accounting Pronouncements

Revenue Recognition - In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, requiring a company to recognize as revenue the amount of consideration it expects to be entitled to in connection with the transfer of promised goods or services to customers. The accounting standard update will replace most of the existing revenue recognition guidance currently promulgated by U.S. GAAP. In July 2015, the FASB decided to delay the effective date of the new revenue standard by one year. The effective date of the new revenue standard for the Company will be January 1, 2018. The Company has commenced the process of adopting the new revenue standard; including forming a project team and compiling an inventory of the sources of revenue the Company expects will be impacted by the adoption of this standard. The Company plans to adopt the standard on its required effective date of January 1, 2018 using the modified retrospective approach. The new revenue standard specifically excludes revenue streams for which specific guidance is stipulated in other sections of the codification, therefore it will not impact rental income or interest income generated on financial instruments such as preferred equity investments. The Company’s escalation income includes certain lease-related executory cost payments (i.e., utilities, common area maintenance), which are considered non-lease components and subject to the new standard on revenue recognition. The Company expects to apply the revenue recognition guidance related to its non-lease components within leases on January 1, 2019, upon its adoption of the lease accounting update. While this revenue stream is subject to the application of the new revenue standard, the Company believes that the pattern and timing of recognition of income will be consistent with the current accounting model.

Financial Instruments - In January 2016, the FASB issued ASU No. 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities. ASU 2016-01 addresses certain aspects of accounting and disclosure requirements of financial instruments, including the requirement that equity investments with readily determinable fair value be measured at fair value with changes in fair value recognized in results of operations. The new guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. The Company does not have any equity investments with readily determinable fair value recorded as available-for-sale. The Company does not believe that this guidance will have a material impact on its consolidated financial statements and related disclosures.

Leases - In February 2016, the FASB issued ASU No. 2016-02, Leases, which sets out the principles for the recognition, measurement, presentation, and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The update requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase of the leased asset by the lessee. This classification will determine whether the lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. Additionally, the new update will require that lessees and lessors capitalize, as initial direct costs, only those costs that are incurred due to the execution of a lease. Under this guidance, allocated payroll costs and other costs that are incurred regardless of whether the lease is obtained will no longer be capitalized as initial direct costs and instead will be expensed as incurred. The new guidance is to be applied using a modified retrospective approach at the beginning of the earliest comparative period in the financial statements and is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is currently assessing the potential effect the adoption of this guidance will have on its consolidated financial statements and related disclosures.

Equity Method of Accounting - In March 2016, the FASB issued ASU No. 2016-07, Investments- Equity Method and Joint Ventures (Topic 323), Simplifying the Transition to the Equity Method of Accounting, which eliminates the requirement for an investor to retroactively apply the equity method when its increase in ownership interest (or degree of influence) in an investee triggers equity method accounting. The update requires that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and adopt the equity method of

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accounting as of the date the investment becomes qualified for equity method accounting. The update should be applied prospectively upon its effective date to increases in the level of ownership interests or degree of influence that results in the adoption of the equity method. The guidance is effective for fiscal years beginning after December 15, 2016 and interim periods within those fiscal years. The Company adopted the new guidance prospectively on January 1, 2017 and the adoption of this standard did not have a material impact on its consolidated financial statements and related disclosures.

Equity-Based Compensation - In March 2016, the FASB issued ASU No. 2016-09, Improvements to Share-Based Payment Accounting, which amends several aspects of the accounting for equity-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities and classification on the statements of cash flows. The guidance is effective for interim and annual reporting periods in fiscal years beginning after December 15, 2016. The Company adopted the new guidance prospectively on January 1, 2017 and the adoption of this standard did not have a material impact on its consolidated financial statements and related disclosures.

Credit Losses - In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments- Credit Losses, which changes the impairment model for certain financial instruments by requiring companies to recognize an allowance for expected losses, rather than incurred losses as required currently by the incurred loss approach. The guidance will apply to most financial assets measured at amortized cost and certain other instruments, including trade and other receivables, loans, held-to-maturity debt securities, net investments in leases and off-balance-sheet credit exposures (e.g., loan commitments). The new guidance is effective for reporting periods beginning after December 15, 2019 and will be applied as a cumulative adjustment to retained earnings as of the effective date. The Company is currently assessing the potential effect the adoption of this guidance will have on its consolidated financial statements and related disclosures.

Cash Flow Classifications - In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments, which makes eight targeted changes to how cash receipts and cash payments are presented and classified in the statement of cash flows. The guidance is effective for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The new guidance requires adoption on a retrospective basis unless it is impracticable to apply, in which case the company would be required to apply the amendments prospectively as of the earliest date practicable. The Company does not believe that this guidance will have a material impact on its consolidated financial statements and related disclosures.

Restricted Cash - In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows: Restricted Cash, which requires entities to show the changes in the total of cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. Entities will no longer present transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. The guidance is effective for reporting periods beginning after December 15, 2017 and will be applied retrospectively to all periods presented. The Company does not believe that this guidance will have a material impact on its consolidated financial statements and related disclosures.

Business Combinations - In January 2017, the FASB issued ASU No. 2017-01, Clarifying the Definition of a Business, which amends the guidance for determining whether a transaction involves the purchase or disposal of a business or an asset. The amendments clarify that when substantially all of the fair value of the gross assets acquired or disposed of is concentrated in a single identifiable asset or a group of similar identifiable assets, the set of transferred assets and activities is not a business. The guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. The amendments in this update will be applied on a prospective basis. The Company expects that most acquisitions of real estate or in-substance real estate will not meet the revised definition of a business because substantially all of the fair value is concentrated in a single identifiable asset or group of similar identifiable assets (i.e. land, buildings, and related intangible assets). A significant difference between the accounting for an asset acquisition and a business combination is that transaction costs are capitalized for an asset acquisition, rather than expensed for a business combination. The Company

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(Unaudited)

plans to adopt the standard on its required effective date of January 1, 2018. The Company does not believe that this guidance will have a material impact on its consolidated financial statements and related disclosures.

Derecognition and Partial Sales of Nonfinancial Assets- In February 2017, the FASB issued ASU No. 2017-05, Clarifying the Scope of Asset Derecognition and Accounting for Partial Sales of Nonfinancial Assets, which clarifies the scope and application of recently established guidance on recognition of gains and losses from derecognition of non-financial assets, and defines in-substance non-financial assets. In addition, the guidance clarifies the accounting for partial sales of non-financial assets to be more consistent with the accounting for sale of a business. Specifically, in a partial sale to a non-customer, when a non-controlling interest is received or retained, the latter is considered a non-cash consideration and measured at fair value, which would result in full gain or loss recognized upon sale. This guidance has the same effective date as the new revenue guidance, which is January 1, 2018, with early adoption permitted beginning January 1, 2017. Both the revenue guidance and this update must be adopted concurrently. While the transition method is similar to the new revenue guidance, either full retrospective or modified retrospective, the transition approach need not be aligned between both updates. The Company plans to adopt the standard on its required effective date of January 1, 2018 using the modified retrospective approach. The Company does not believe that this guidance will have a material impact on its consolidated financial statements and related disclosures.

3.	Real Estate Debt Investments

The following table presents CRE debt investments as of September 30, 2017 (dollars in thousands):

					Weighted Average			Floating Rate as % of Principal Amount
Asset type:	Count	Principal Amount(1)(2)	Carrying Value(3)	Allocation by Investment Type(4)	Fixed Rate	Spread over LIBOR(5)	Total Unleveraged Current Yield
First mortgage loans(5) (6)	20	$674,263	$650,582	80.4%	—	5.16%	6.15%	100.0%
Subordinate interests(5)	3	164,877	158,827	19.6%	12.81%	12.75%	13.02%	17.4%

Total/ Weighted average	23	$839,140	$809,409	100.0%	12.81%	5.44%	7.50%	83.8%

(1)	Includes future funding commitments of $24.2 million for first mortgage loans and $6.9 million for subordinate interests.
(2)

During the nine months ended September 30, 2017, the Company originated five first mortgage loans with an aggregate committed principal balance of $178.6 million, including future funding commitments. During the nine months ended September 30, 2017, the Company received repayments on four first mortgage loans, one mezzanine loan, and one subordinate interest with aggregate committed principal balances of $124.7 million, $20.5 million, and $24.9 million, respectively.

(3)

Certain CRE debt investments serve as collateral for financing transactions, including carrying value of $479.8 million for Term Loan Facilities, as defined in Note 7, “Borrowings,” and other notes payable as well as $170.8 million for a securitization financing transaction executed in November 2016, Securitization 2016-1, as defined in Note 7. The remainder is unleveraged.

(4)	Based on principal amount.
(5)

Includes a fixed minimum LIBOR rate (“LIBOR floor”), as applicable. As of September 30, 2017, the Company had $497.7 million principal amount of floating-rate loans subject to a LIBOR floor with the weighted average LIBOR floor of 0.40%.

(6)

Excludes three senior participation interests in first mortgage loans, which are recorded as “Loan collateral receivable, related party” on the Company’s consolidated balance sheets, totaling $28.3 million, including future funding commitments of $4.6 million. Refer to Note 7, “Borrowings,” for additional information.

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The following table presents CRE debt investments as of December 31, 2016 (dollars in thousands):

					Weighted Average			Floating Rate as % of Principal Amount
Asset type:	Count	Principal Amount(1)	Carrying Value(2)	Allocation by Investment Type(3)	Fixed Rate	Spread over LIBOR(4)	Total Unleveraged Current Yield
First mortgage loans	19	$620,389	$604,510	74.7%	—	5.26%	5.74%	100.0%
Mezzanine loan	1	20,528	20,631	2.5%	14.00%	—	14.00%	—
Subordinate interests	4	189,740	181,344	22.8%	12.69%	12.75%	12.81%	15.1%

Total/Weighted average	24	$830,657	$806,485	100.0%	12.84%	5.53%	7.54%	78.1%

(1)	Includes future funding commitments of $15.9 million for first mortgage loans and $9.3 million for subordinate interests.
(2)

Certain CRE debt investments serve as collateral for financing transactions, including carrying value of $359.3 million for Term Loan Facilities, as defined in Note 7, “Borrowings,” and other notes payable and $245.2 million for a securitization financing transaction executed in November 2016, Securitization 2016-1, as defined in Note 7. The remainder is unleveraged.

(3)	Based on principal amount.
(4)

Includes a fixed minimum LIBOR floor, as applicable. As of December 31, 2016, the Company had $493.9 million principal amount of floating-rate loans subject to a LIBOR floor with the weighted average LIBOR floor of 0.29%.

The following table presents maturities of CRE debt investments based on principal amount, which includes future funding commitments, as of September 30, 2017 (dollars in thousands):

	Current Maturity	Maturity Including Extensions(1)
October 1 to December 31, 2017	$—	$—
Years Ending December 31:
2018	377,267	—
2019	291,637	160,917
2020	71,850	272,200
2021	—	179,063
Thereafter	98,386	226,960

Total	$839,140	$839,140

(1)	Assumes that all debt with extension options will qualify for extension at such maturity according to the conditions set forth in the governing documents.

As of September 30, 2017, the weighted average maturity, including extensions, of CRE debt investments was 3.9 years.

Credit Quality Monitoring

CRE debt investments are typically loans secured by direct senior priority liens on real estate properties or by interests in entities that directly own real estate properties, which serve as the primary source of cash for the payment of principal and interest. The Company evaluates its debt investments at least quarterly and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual debt service in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company categorizes a debt investment for which it expects to receive full payment of contractual principal and interest payments as “performing.” The Company will categorize a weaker credit quality debt investment that is currently performing, but for which it believes future collection of all or some portion of principal and interest is in doubt, into a category called “performing with a loan loss reserve.” The Company will categorize a weaker credit quality debt investment that is not performing, which the Company defines as a loan in maturity default and/or past due at least 90 days on its contractual debt service payments, as a

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non-performing loan (“NPL”). The Company’s definition of an NPL may differ from that of other companies that track NPLs.

As of September 30, 2017, all CRE debt investments were performing in accordance with the contractual terms of their governing documents and were categorized as performing loans. There were no real estate debt investments with contractual payments past due as of September 30, 2017 and December 31, 2016. For the nine months ended September 30, 2017, one debt investment contributed more than 10.0% of interest income.

4.	Operating Real Estate

The following table presents operating real estate, net as of September 30, 2017 and December 31, 2016 (dollars in thousands):

	September 30, 2017 (Unaudited)	December 31, 2016
Land and improvements	$93,947	$93,707
Buildings and improvements(1)	324,080	321,420

Subtotal	418,027	415,127
Less: Accumulated depreciation	(23,853)	(15,890)

Operating real estate, net	$394,174	$399,237

(1)	Includes tenant improvements as well as furniture, fixtures, and equipment.

For the nine months ended September 30, 2017, the Company had one single property with rental and other income equal to or greater than 10.0% of total revenue.

5.	Investments in Unconsolidated Ventures

Investments in Private Equity Funds

The following is a description of investments in private equity funds that own PE Investments either through unconsolidated ventures or direct investments which are recorded as investments in unconsolidated ventures on the consolidated balance sheets. The Company elected the fair value option for PE Investments, which include both cost method and equity method investments. As a result, the Company records equity in earnings (losses) based on the change in fair value for its share of the projected future cash flow from one period to another. All PE Investments are considered VIEs. Refer to Note 2, “Summary of Significant Accounting Policies,” for additional information.

The following table summarizes the Company’s PE Investment acquisitions (dollars in thousands):

PE Investment	Initial Closing Date	NAV Reference Date(1)	Number of Funds(2)	Purchase Price
PE Investment I	March 20, 2015	September 30, 2014	6	$45,045
PE Investment II	August 4, 2015	December 31, 2014	3	27,788
PE Investment III(3)	September 20, 2016	March 31, 2016	41	317,587

Total			50	$390,420

(1)	Represents the net asset value (“NAV”) date that served as the basis for the purchase price on which the Company agreed to acquire the PE Investment.
(2)	Represents number of underlying fund investments at initial closing date.
(3)

At the time of closing in September 2016, the Company paid $33.9 million to acquire PE Investment III and paid an additional $204.7 million in December 2016. In addition, the Company assumed $44.7 million of deferred purchase price obligations to third parties from the seller, which includes the proportionate share of an obligation owed through a joint investment within PE Investment III, totaling $5.6 million. As of September 30, 2017, $37.5 million in deferred purchase price obligations have been paid and $3.2 million remain outstanding, which includes the Company’s proportionate share of an obligation owed through an unconsolidated joint investment. Refer to Note 8, “Related Party Arrangements,” for additional information.

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The following tables present PE Investments as of September 30, 2017 and December 31, 2016 and activity for the three and nine months ended September 30, 2017 and 2016 (dollars in thousands):

	Carrying Value(1)		Three Months Ended September 30, 2017			Three Months Ended September 30, 2016
PE Investment	September 30, 2017 (Unaudited)	December 31, 2016	Equity in Earnings	Distributions	Contributions(2)	Equity in Earnings	Distributions	Contributions(2)
PE Investment I	$25,633	$26,949	$565	$1,301	$40	$823	$2,332	$127
PE Investment II	7,593	11,964	694	4,650	—	1,024	3,380	13,894
PE Investment III	214,700	260,768	4,828	21,196	17,251	591	37,787	83,275

Total	$247,926	$299,681	$6,087	$27,147	$17,291	$2,438	$43,499	$97,296

(1)

Includes a cumulative unrealized loss of $3.4 million and an unrealized gain of $3.1 million for PE Investment I and II, respectively, as of September 30, 2017. Includes a cumulative unrealized loss of $2.2 million and an unrealized gain of $2.5 million for PE Investment I and II, respectively, as of December 31, 2016.

(2)	Includes initial investments, before closing statement adjustments for distributions and contributions, and subsequent contributions, including deferred purchase price fundings.

	Nine Months Ended September 30, 2017			Nine Months Ended September 30, 2016
PE Investment	Equity in Earnings	Distributions	Contributions(1)	Equity in Earnings	Distributions	Contributions(1)
PE Investment I	$2,110	$2,233	$40	$2,835	$13,380	$165
PE Investment II	1,248	6,249	—	1,567	7,398	13,894
PE Investment III	20,675	69,549	19,039	591	37,787	83,275

Total	$24,033	$78,031	$19,079	$4,993	$58,565	$97,334

(1)	Includes initial investments, before closing statement adjustments for distributions and contributions, and subsequent contributions, including deferred purchase price fundings.

Other

In July 2017, the Company entered into a joint venture with an affiliate of the Sponsor to invest $60.0 million, on a pari passu basis, in a $180.0 million mezzanine loan which was originated by such affiliate of the Sponsor. Pursuant to the joint venture, the Company and the affiliate of the Sponsor have equal decision making rights with respect to the venture. The transaction was approved by the Company’s board of directors, including all of its independent directors.

As of September 30, 2017, the Company has $17.4 million in unfunded commitments remaining out of its total $60.0 million commitment. For the three months ended September 30, 2017, the Company recognized equity in earnings of $1.2 million. As of September 30, 2017, the carrying value of the investment was $43.7 million. Refer to Note 8, “Related Party Arrangements,” for additional information.

6.	Real Estate Securities, Available for Sale

CRE securities are comprised of CMBS backed by a pool of CRE loans which are typically well-diversified by type and geography. The following table presents CMBS investments as of September 30, 2017 and December 31, 2016 (dollars in thousands):

				Cumulative Unrealized on Investments			Weighted Average
As of Date:	Count	Principal Amount(1)	Amortized Cost	Gain	(Loss)	Fair Value	Coupon	Unleveraged Current Yield
September 30, 2017 (Unaudited)(1)(2)	14	$130,191	$90,639	$4,427	$(26)	$95,039	3.42%	9.73%
December 31, 2016(2)	11	128,181	85,773	2,042	(878)	86,937	3.42%	9.73%

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(1)	As of September 30, 2017, certain CRE securities serve as collateral for financing transactions including carrying value of $62.0 million for the CMBS Credit Facilities, as defined in Note 7, “Borrowings.” The remainder is unleveraged.
(2)

Includes a CRE security with an underlying loan that was non-performing at acquisition. The CRE security was purchased for $26.9 million, net of a $21.3 million discount. As of September 30, 2017, the non-accretable amount of total cash flows was $5.7 million.

The Company recorded a net unrealized loss in OCI of $0.5 million and a net unrealized gain of $3.2 million for the three and nine months ended September 30, 2017, respectively. For the three and nine months ended September 30, 2016, the Company recorded a net unrealized loss in OCI of $3.6 million and $3.5 million, respectively.

As of September 30, 2017, the Company held two securities with an aggregate carrying value of $6.0 million with a cumulative unrealized loss of $26,000, one of which was in an unrealized loss position for a period of greater than 12 months. Based on management’s quarterly evaluation, no OTTI was identified related to these securities. The Company does not intend to sell these securities and it is more likely than not that the Company will not be required to sell these securities prior to recovery of its amortized cost basis, which may be at maturity.

As of September 30, 2017, the weighted average contractual maturity of CRE securities was 30.0 years with an expected maturity of 6.6 years.

7.	Borrowings

The following table presents borrowings as of September 30, 2017 and December 31, 2016 (dollars in thousands):

								September 30, 2017 (Unaudited)		December 31, 2016
	Capacity	Recourse vs. Non-Recourse		Final Maturity		Contractual Interest Rate		Principal Amount(1)	Carrying Value(1)	Principal Amount(1)	Carrying Value(1)
Securitization bonds payable, net
Securitization 2016-1		Non-recourse	(2)	Sep-31		LIBOR + 2.38%		$117,075	$115,592	$193,980	$191,315

Mortgage and other notes payable, net
Industrial		Non-recourse	(2)	Jul-25		4.31%		250,000	249,284	250,000	249,215
Multi-tenant office		Non-recourse	(2)	Aug-20	(3)	LIBOR + 1.90%		95,177	94,785	88,170	87,426
Other notes payable(4)		Limited Recourse	(4)	Dec-20	(5)	LIBOR + 2.65%		40,029	39,825	39,868	39,540

Subtotal mortgage and other notes payable, net								385,206	383,894	378,038	376,181

Term loan facilities
Citibank facility	$150,000	Limited Recourse	(6)	Oct-19	(7)	LIBOR + 2.50%	(8)	48,750	48,750	54,750	54,750
Deutsche Bank facility	200,000	Limited Recourse	(9)	Jul-19	(10)	LIBOR + 2.42%	(8)	26,742	26,742	47,242	47,242
Morgan Stanley facility	300,000	Limited Recourse	(4)	(11)		LIBOR + 2.49%	(8)	222,332	222,332	101,000	101,000

Subtotal term loan facilities	$650,000							297,824	297,824	202,992	202,992

CMBS credit facilities
Citibank facility		Recourse		Various	(12)	LIBOR + 1.47%	(8)	10,630	10,630	9,887	9,887
JP Morgan facility		Recourse		Various	(12)	LIBOR + 1.50%	(8)	34,416	34,416	28,528	28,528

Subtotal CMBS credit facilities								45,046	45,046	38,415	38,415

Subtotal								342,870	342,870	241,407	241,407

Total(13)								$845,151	$842,356	$813,425	$808,903

(1)	Difference between principal amount and carrying value of securitization bonds payable and mortgage and other notes payable is attributable to deferred financing costs, net.

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(2)	Subject to customary non-recourse carveouts.
(3)

The initial maturity of the mortgage payable is August 2018, with a two-year extension available at the Company’s option, which may be subject to the satisfaction of certain customary conditions set forth in the governing documents.

(4)	Recourse solely with respect to 25.0% of the financed amount. Relates to financing obtained for a CRE debt investment.
(5)

The initial maturity of the note payable is December 2018, with two one-year extensions available at the Company’s option, which may be subject to the satisfaction of certain customary conditions set forth in the governing documents.

(6)

Recourse solely with respect to 25.0% of the financed amount for assets with a lender debt yield equal to or greater than 10.0% at the time of financing plus 100.0% of the financed amount for assets with a lender debt yield less than 10.0% at the time of financing.

(7)

The initial maturity of the Citibank Facility is October 2018, with a one-year extension available, which may be subject to the satisfaction of certain customary conditions set forth in the governing documents.

(8)

Represents the weighted average spread as of September 30, 2017. The contractual interest rate depends upon asset type and characteristics and ranges from one-month to three-month LIBOR plus 1.45% to 2.75%.

(9)

Recourse solely with respect to the greater of: (i) 25.0% of the financed amount of stabilized loans plus the financed amount of transitional loans, as further defined in the governing documents; or (ii) the lesser of $25.0 million or the aggregate financed amount of all loans.

(10)

The Company has exercised the third of four, one-year extensions available at the Company’s option, respectively. These extensions may be subject to the satisfaction of certain customary conditions set forth in the governing documents.

(11)	The initial maturity of the Morgan Stanley Facility is June 2019. The Company may, at its option, extend the facility for one-year periods indefinitely, subject to the approval of Morgan Stanley.
(12)	The maturity dates on the CMBS Credit Facilities are typically three months.
(13)	Secured by collateral comprised of certain CRE debt, securities, equity investments and loan collateral receivable with a carrying value of $1.1 billion as of September 30, 2017.

The following table presents scheduled principal on borrowings, based on final maturity as of September 30, 2017 (dollars in thousands):

	Total	Securitization Bonds Payable	Mortgage and Other Notes Payable	Credit Facilities
October 1 to December 31, 2017	$45,046	$ —	$ —	$45,046	(1)

Years Ending December 31:
2018	—	—	—	—
2019	75,492	—	—	75,492
2020	357,538	—	135,206	222,332
2021	—	—	—	—
Thereafter	367,075	117,075	250,000	—

Total	$845,151	$ 117,075	$ 385,206	$342,870

(1)	Represents CMBS Credit Facilities borrowings, which have maturities typically ranging and renewing on a continuous three month basis.

Securitization Financing Transactions

In November 2016, the Company entered into a $284.2 million securitization financing transaction (“Securitization 2016-1”). Securitization 2016-1 was collateralized by a pool of 10 CRE debt investments with a committed aggregate principal balance of $254.7 million primarily originated by the Company and three senior participations with a committed aggregate principal balance of $29.5 million originated by NorthStar Income, a company managed by an affiliate of the Sponsor. A total of $194.0 million of permanent, non-recourse, non-mark-to-market investment-grade securitization bonds were issued, representing an advance rate of 68.3%.

An affiliate of NorthStar Income retained $14.9 million of junior participations in the collateral it contributed. As a result of U.S. GAAP requirements for transfers of financial assets, the senior participations are recorded as loan collateral receivable, related party, on the Company’s consolidated balance sheets. Refer to Note 2, “Summary of Significant Accounting Policies” for additional information.

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(Unaudited)

Securitization 2016-1 is considered a voting interest entity as the Company has all of the controlling financial interest in the entity and as such, is consolidated by the Company. An affiliate of the Sponsor was appointed special servicer of Securitization 2016-1.

In the event of breaches of certain representations and warranties or a defect in the document of any of the contributed assets to Securitization 2016-1 provided at the time the Company entered into Securitization 2016-1 and contributed the loans that serve as collateral for Securitization 2016-1, the Company may be required to repurchase certain of those loans or replace the affected contributed asset or make a loss of value payment. These obligations do not relate to the credit performance of the loans contributed to Securitization 2016-1, but only to breaches of specific representations and warranties or a defect in the document of any of the contributed assets to Securitization 2016-1. Since inception, the Company has not been required to make any repurchases or replace the affected contributed asset or make a loss of value payment nor has the Company received any notice of assertion of a potential breach of representation and warranty or a defect in the document of any of the contributed assets to Securitization 2016-1. Any payment to repurchase a loan or replace the affected contributed asset or make a loss of value payment would impact the Company’s liquidity. Dependent upon the size of any such payment, the impact to liquidity could be material.

During the three months ended September 30, 2017, the proceeds from two CRE debt investment repayments totaling $75.7 million were used to paydown the principal balance of Securitization 2016-1.

In October 2017, following the repayment of a CRE debt investment, the principal amount of securitization bonds payable, net was $80.8 million.

Term Loan Facilities

The Company, through subsidiaries, has entered into credit facility agreements with multiple global financial institutions to provide an aggregate principal amount of up to $650.0 million to finance the origination of first mortgage loans and senior loan participations secured by CRE (“Term Loan Facilities”). The Company agreed to guarantee certain obligations under the Term Loan Facilities, which contain representations, warranties, covenants, conditions precedent to funding, events of default and indemnities that are customary for agreements of this type. The Term Loan Facilities act as revolving loan facilities that can be paid down as assets are repaid or sold and re-drawn upon for new investments. As of September 30, 2017, the Company was in compliance with all of its financial covenants under the Term Loan Facilities.

As of September 30, 2017, the Company had $479.8 million carrying value of CRE debt investments financed with $297.8 million under the Term Loan Facilities.

CMBS Credit Facilities

In October 2015, January 2016, and April 2016, the Company entered into master repurchase agreements (“Merrill Lynch Facility,” “Citibank Facility,” and “JP Morgan Facility,” respectively, and collectively the “CMBS Credit Facilities”) to finance CMBS investments. The CMBS Credit Facilities are on a recourse basis and contain representations, warranties, covenants, conditions precedent to funding, events of default and indemnities that are customary for agreements of this type.

As of September 30, 2017, the Company had $62.0 million carrying value of CRE securities financed with $45.0 million under its CMBS Credit Facilities. As of September 30, 2017, the Company has not utilized the Merrill Lynch Facility.

8.	Related Party Arrangements

Advisor

Subject to certain restrictions and limitations, the Advisor is responsible for managing the Company’s affairs on a day-to-day basis and for identifying, originating, acquiring and asset managing investments on behalf of the Company. The Advisor may

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delegate certain of its obligations to affiliated entities, which may be organized under the laws of the United States or foreign jurisdictions. References to the Advisor include the Advisor and any such affiliated entities. For such services, to the extent permitted by law and regulations, the Advisor receives fees and reimbursement from the Company. Pursuant to the advisory agreement, the Advisor may defer or waive fees in its discretion. Below is a description and table of the fees and reimbursements incurred to the Advisor.

In June 2017, the advisory agreement was renewed for an additional one-year term commencing on June 30, 2017, with terms identical to those in effect through June 30, 2017.

Fees to Advisor

Asset Management Fee

The Advisor receives a monthly asset management fee equal to one-twelfth of 1.25% of the sum of the amount funded or allocated for CRE investments, including expenses and any financing attributable to such investments, less any principal received on debt and securities investments (or the proportionate share thereof in the case of an investment made through a joint venture).

Incentive Fee

The Advisor is entitled to receive distributions equal to 15.0% of net cash flows of the Company, whether from continuing operations, repayment of loans, disposition of assets or otherwise, but only after stockholders have received, in the aggregate, cumulative distributions equal to their invested capital plus a 7.0% cumulative, non-compounded annual pre-tax return on such invested capital.

Acquisition Fee

The Advisor also receives fees for providing structuring, diligence, underwriting advice and related services in connection with real estate acquisitions equal to 1.0% of the amount funded or allocated by the Company to originate or acquire investments, including acquisition costs and any financing attributable to such investments (or the proportionate share thereof in the case of an investment made through a joint venture). A fee paid to the Advisor in connection with or related to the origination or acquisition of CRE debt investments is included in CRE debt investments, net on the consolidated balance sheets and is amortized to interest income over the life of the investment using the effective interest method. An acquisition fee incurred related to an equity investment will generally be expensed as incurred. A fee paid to the Advisor in connection with an acquisition of an equity or debt investment in an unconsolidated joint venture is included in investments in unconsolidated ventures on the consolidated balance sheets.

Disposition Fee

For substantial assistance in connection with the sale of investments and based on the services provided, as determined by the Company’s independent directors, the Advisor receives a disposition fee up to 1.0% of the contract sales price of each CRE investment sold. The Company does not pay a disposition fee upon the maturity, prepayment, workout, modification or extension of a CRE debt investment unless there is a corresponding fee paid by the borrower, in which case the disposition fee is the lesser of: (i) 1.0% of the principal amount of the CRE debt investment prior to such transaction; or (ii) the amount of the fee paid by the borrower in connection with such transaction. If the Company takes ownership of a property as a result of a workout or foreclosure of a CRE debt investment, the Company will pay a disposition fee upon the sale of such property. A disposition fee from the sale of a CRE investment is generally expensed and included in asset management and other fees -

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(Unaudited)

related party in the Company’s consolidated statements of operations. A disposition fee for a CRE debt investment incurred in a transaction other than a sale is included in CRE debt investments, net on the consolidated balance sheets and is amortized to interest income over the life of the investment using the effective interest method.

Reimbursements to Advisor

Operating Costs

The Advisor is entitled to receive reimbursement for direct and indirect operating costs incurred by the Advisor in connection with administrative services provided to the Company. The Advisor allocates, in good faith, indirect costs to the Company related to the Advisor’s and its affiliates’ employees, occupancy and other general and administrative costs and expenses in accordance with the terms of, and subject to the limitations contained in, the advisory agreement with the Advisor. The indirect costs include the Company’s allocable share of the Advisor’s compensation and benefit costs associated with dedicated or partially dedicated personnel who spend all or a portion of their time managing the Company’s affairs, based upon the percentage of time devoted by such personnel to the Company’s affairs. The indirect costs also include rental and occupancy, technology, office supplies, travel and entertainment and other general and administrative costs and expenses. However, there is no reimbursement for personnel costs related to executive officers (although there may be reimbursement for certain executive officers of the Advisor) and other personnel involved in activities for which the Advisor receives an acquisition fee or a disposition fee. The Advisor allocates these costs to the Company relative to its and its affiliates’ other managed companies in good faith and has reviewed the allocation with the Company’s board of directors, including its independent directors. The Advisor will update the board of directors on a quarterly basis of any material changes to the expense allocation and will provide a detailed review to the board of directors, at least annually, and as otherwise requested by the board of directors. The Company reimburses the Advisor quarterly for operating costs (including the asset management fee) based on a calculation for the four preceding fiscal quarters not to exceed the greater of: (i) 2.0% of its average invested assets; or (ii) 25.0% of its net income determined without reduction for any additions to reserves for depreciation, loan losses or other similar non-cash reserves and excluding any gain from the sale of assets for that period. Notwithstanding the above, the Company may reimburse the Advisor for expenses in excess of this limitation if a majority of the Company’s independent directors determines that such excess expenses are justified based on unusual and non-recurring factors. The Company calculates the expense reimbursement quarterly based upon the trailing twelve-month period.

Organization and Offering Costs

The Advisor was entitled to receive reimbursement for organization and offering costs paid on behalf of the Company in connection with the Offering. The Company was obligated to reimburse the Advisor for organization and offering costs to the extent the aggregate of selling commissions, dealer manager fees, distribution fees and other organization and offering costs did not exceed 15.0% of gross proceeds from the Offering. The Advisor initially expected cumulative organization and offering costs, excluding selling commissions and dealer manager fees, would not exceed $15.0 million, or 1.0% of the total proceeds available to be raised from the Primary Offering. The Company incurred reimbursable organization and offering costs, excluding selling commissions and dealer manager fees, of $13.0 million, or 1.2% of the gross proceeds of $1.1 billion from the Primary Offering. The Company’s independent directors did not determine that any of the organization and offering costs were unfair or commercially unreasonable.

Dealer Manager

Selling Commissions, Dealer Manager Fees, and Distribution Fees

As a result of the Primary Offering closing, effective November 9, 2016, the Company no longer pays the Dealer Manager selling commissions and dealer manager fees under a dealer manager agreement.

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(Unaudited)

Pursuant to a dealer manager agreement, the Company pays the Dealer Manager an ongoing distribution fee of up to 1.0% annually of gross proceeds from the sale of Class T shares sold in the Primary Offering, all of which is available to be reallowed to participating broker-dealers. The Dealer Manager will cease receiving distribution fees with respect to each Class T share upon the earliest to occur of the following: (i) a listing of the Company’s shares of common stock on a national securities exchange; (ii) such Class T share is no longer outstanding; (iii) the Dealer Manager’s determination that total underwriting compensation, with respect to all Class A shares and Class T shares would be in excess of 10.0% of the gross proceeds of the Primary Offering; or (iv) the end of the month in which total underwriting compensation, with respect to the Class T shares held by a stockholder within his or her particular account, would be in excess of 10.0% of the stockholder’s total gross investment amount at the time of purchase of the primary Class T shares held in such account.

During the nine months ended September 30, 2017, the Company recorded a present value adjustment to the estimated liability of distribution fees totaling $0.2 million. As of September 30, 2017, the estimated liability for the present value of the expected future distribution fees payable to the Dealer Manager, which is included in due to related party on the Company’s consolidated balance sheets, with an offset to additional paid-in capital, was $4.1 million. The Company began issuing Class T shares in October 2015 and during the second quarter of 2016, commenced recording the estimated liability for future distribution fees payable related to all outstanding Class T shares. As of December 31, 2016, the estimated liability was $5.0 million.

No selling commissions, dealer manager fees, or distribution fees are paid for sales pursuant to the DRP or for shares that were sold pursuant to the Company’s distribution support agreement (“Distribution Support Agreement”).

Summary of Fees and Reimbursements

The following table presents the fees and reimbursements incurred and paid to the Advisor and the Dealer Manager for the nine months ended September 30, 2017 and the amounts due to related party as of September 30, 2017 and December 31, 2016 (dollars in thousands):

		Due to Related Party as of December 31, 2016	Nine Months Ended September 30, 2017		Due to Related Party as of September 30, 2017 (Unaudited)
Type of Fee or Reimbursement	Financial Statement Location		Incurred	Paid
Fees to Advisor Entities
Asset management	Asset management and other fees-related party	$17	$16,164	$(14,381)	$1,800
Acquisition(1)	Real estate debt investments, net / Investments in unconsolidated ventures / Asset management and other fees-related party	—	2,386	(2,386)	—
Disposition(1)	Real estate debt investments, net / Asset management and other fees-related party	85	1,674	(1,759)	—
Reimbursements to Advisor Entities
Operating costs(2)	General and administrative expenses	11	9,326	(6,152)	3,185
Offering	Cost of capital(3)	272	—	(272)	—
Distribution Fees	Cost of capital(3)	4,962	228	(1,131)	4,059

Total		$5,347	$29,778	$ (26,081)	$9,044

(1)

Acquisition/disposition fees incurred to the Advisor related to CRE debt investments are generally offset by origination/exit fees paid to the Company by borrowers if such fees are required from the borrower. Acquisition fees related to equity investments are included in asset management and other fees - related party in the consolidated statements of operations. From inception through September 30, 2017, the Advisor waived $3.7 million of acquisition fees related to CRE securities and PE Investments.

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(Unaudited)

(2)

As of September 30, 2017, the Advisor has incurred unreimbursed operating costs on behalf of the Company of $13.8 million, that remain eligible to allocate to the Company. Pursuant to the Combination Agreement, immediately prior to the closing of the Combination, CLNC will, if necessary, declare a special distribution to an affiliate of the Sponsor in an amount that is intended to true up such affiliate for, among other things, the expected present value of the unreimbursed operating costs incurred by the Advisor on the Company’s behalf.

(3)	Cost of capital is included in net proceeds from issuance of common stock in the Company’s consolidated statements of equity.

Investment Activity

In September 2016, the Company completed the acquisition of a diversified portfolio of limited partnership or similar equity interests in real estate private equity funds, from NorthStar Realty (“PE Investment III”). At acquisition, PE Investment III was comprised of interests in 41 funds managed by 20 institutional-quality sponsors and had an aggregate reported NAV of approximately $344.3 million as of March 31, 2016 (the “Record Date”). The funds hold interests in assets that are diversified geographically across 24 states and internationally and diversified by investment type, including mixed-use, multifamily, office and hotel properties.

The Company acquired PE Investment III at a price equal to 92.25% of the NAV as of the Record Date with $33.9 million paid at the closing (reflecting $34.3 million of net distributions due to the Company as of the closing date) and $204.7 million paid in December 2016. In addition, the Company assumed approximately $44.7 million of deferred purchase price obligations to third parties from whom NorthStar Realty had originally acquired certain of the fund interests within PE Investment III, which includes the proportionate share of an obligation owed through a joint investment within PE Investment III, totaling $5.6 million. As of September 30, 2017, $37.5 million in deferred purchase price obligations have been paid. The Company also agreed to indemnify NorthStar Realty in connection with NorthStar Realty’s continuing guarantee of the payment of such deferred obligations. The transaction was approved by the Company’s board of directors, including all of its independent directors, and supported by an independent third-party valuation of PE Investment III.

In September 2016, the Company originated a $98.4 million subordinate interest in an industrial portfolio (the “Industrial Portfolio”), sponsored and owned by an unaffiliated third party. In connection with the transaction, the third-party sponsor redeemed an interest in an industrial portfolio historically held by NorthStar Realty.

In November 2016, the Company entered into a $284.2 million securitization financing transaction. Securitization 2016-1 was collateralized by a pool of 10 CRE debt investments with a committed aggregate principal balance of $254.7 million primarily originated by the Company and three senior participations with a committed aggregate principal balance of $29.5 million originated by NorthStar Income, a company managed by an affiliate of the Sponsor. An affiliate of the Sponsor was appointed special servicer of Securitization 2016-1. The transaction was approved by the Company’s board of directors, including all of its independent directors.

In July 2017, the Company entered into a joint venture with an affiliate of the Sponsor to make a $60.0 million investment in a $180.0 million mezzanine loan which was originated by such affiliate of the Sponsor. The Company’s interest in the joint venture is 50.0% and its interest in the underlying mezzanine loan is 33.3%. The Company’s total commitment is $60.0 million. The transaction was approved by the Company’s board of directors, including all of its independent directors. Refer to Note 5, “Investments in Unconsolidated Ventures,” for additional information.

9.	Equity-Based Compensation

The Company adopted a long-term incentive plan, as amended (the “Plan”), which it may use to attract and retain qualified officers, directors, employees and consultants, as well as an independent directors compensation plan, which is a component of the Plan. Pursuant to the Plan, as of September 30, 2017, the Company’s independent and non-management directors were granted a total of 81,385 Class A shares of restricted common stock for an aggregate $0.8 million, based on the share price

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(Unaudited)

on the date of each grant. Unvested shares totaled 31,014 and 21,651 as of September 30, 2017 and December 31, 2016, respectively. The restricted stock granted prior to 2015 generally vests quarterly over four years and the restricted stock granted in and subsequent to 2015 generally vests quarterly over two years. However, the stock will become fully vested on the earlier occurrence of: (i) the termination of the independent or non-management director’s service as a director due to his or her death or disability; or (ii) a change in control of the Company. If the Combination is consummated, all unvested shares of restricted common stock will automatically vest. A maximum of 2,000,000 shares of restricted common stock may be granted, of which 1,918,615 remain available for future grants as of September 30, 2017.

The Company recognized equity-based compensation expense of $62,234 and $50,935 for the three months ended September 30, 2017 and 2016, respectively, and $202,221 and $112,956 for the nine months ended September 30, 2017 and 2016, respectively, related to the issuance of restricted stock to the independent and non-management directors, which was recorded in general and administrative expenses in the consolidated statements of operations.

10.	Stockholders’ Equity

Common Stock from Primary Offering

The Company’s Primary Offering closed effective November 9, 2016. From inception through the close of the Primary Offering, the Company issued 109.2 million shares of common stock, generating gross proceeds of $1.1 billion.

Distribution Reinvestment Plan

The Company adopted a DRP through which common stockholders may elect to reinvest an amount equal to the distributions declared on their shares in additional shares of the Company’s common stock in lieu of receiving cash distributions. As a result of a reallocation of $150.0 million in unsold shares from the Primary Offering to the DRP, the Company may offer up to $300.0 million in shares pursuant to the DRP.

Effective on December 28, 2016, the purchase price for shares in the DRP was $9.26, which is equal to the estimated value per share of the Company’s common stock as of September 30, 2016 (the “Valuation Date”) until such time as the Company establishes a new estimated per share value, at which time the purchase price will adjust to 100.0% of such estimated value per share.

Previously, following the close of the Primary Offering effective November 9, 2016, the purchase price for shares in the DRP was equal to $9.05, which was equal to the estimated value per share of the Company’s common stock as of September 30, 2015. During the Primary Offering from November 16, 2015 to November 9, 2016, the purchase price for shares for shares in the DRP was $9.79 for Class A shares and $9.25 for Class T shares. Until November 16, 2015, the initial purchase price per share in the DRP was $9.50.

No selling commissions or dealer manager fees are paid on shares issued pursuant to the DRP. The board of directors of the Company may amend, suspend or terminate the DRP for any reason upon ten-days’ notice to participants, except that the Company may not amend the DRP to eliminate a participant’s ability to withdraw from the DRP. On August 25, 2017, in connection with the entry into the Combination Agreement, the Company’s board of directors voted to suspend the DRP until further notice. Pursuant to the terms of the DRP, the suspension went into effect prior to the monthly distributions paid on or about October 1, 2017 and as a result, all stockholders will receive only cash distributions through the completion of the Combination unless and until the DRP is reinstated.

For the nine months ended September 30, 2017, the Company issued 2.8 million shares of common stock totaling $26.4 million of gross offering proceeds pursuant to the DRP. For the year ended December 31, 2016, the Company issued

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(Unaudited)

3.3 million shares of common stock totaling $32.1 million of gross offering proceeds pursuant to the DRP. From inception through September 30, 2017, the Company issued 8.6 million shares of common stock totaling $81.7 million of gross offering proceeds pursuant to the DRP.

Distributions

Distributions to stockholders are declared quarterly by the board of directors of the Company and are paid monthly based on a daily amount of $0.001917808 per share of Class A common stock and $0.001917808 per share of Class T common stock less the distribution fees that are payable with respect to such Class T shares, which is equivalent to an annualized distribution amount of $0.70 per share of the Company’s common stock, less the distribution fee on Class T shares. Distributions are generally paid to stockholders on the first business day of the month following the month for which the distribution has accrued.

The following table presents distributions declared for the nine months ended September 30, 2017 (dollars in thousands):

	Distributions(1)(2)
Period	Cash	DRP	Total
January	$3,652	$2,999	$6,651
February	3,287	2,715	6,002
March	3,711	3,007	6,718
April	3,546	2,858	6,404
May	3,696	2,976	6,672
June	3,589	2,885	6,474
July	3,739	2,965	6,704
August	3,713	2,972	6,685
September	6,488	—	6,488

Total	$35,421	$23,377	$58,798

(1)	Represents distributions declared for the period, even though such distributions are actually paid to stockholders the month following such period.
(2)

On August 9, 2017, the board of directors of the Company approved a daily cash distribution of $0.001917808 per share of Class A common stock and $0.001917808 per share of Class T common stock less the distribution fees that are payable with respect to such Class T common stock, for each of the three months ended December 31, 2017.

Share Repurchase Program

The Company adopted a share repurchase program that may enable stockholders to sell their shares to the Company in limited circumstances (the “Share Repurchase Program”). The Company may not repurchase shares unless a stockholder has held shares for one year. However, the Company may repurchase shares held less than one year in connection with a stockholder’s death or qualifying disability. The Company is not obligated to repurchase shares under the Share Repurchase Program. The Company may amend, suspend or terminate the Share Repurchase Program at its discretion at any time, subject to certain notice requirements.

On August 25, 2017, in connection with the entry into the Combination Agreement, the Company’s board of directors voted to suspend the Share Repurchase Program until further notice. The suspension of the Share Repurchase Program was effective as of September 7, 2017 and as a result, pursuant to the terms of the Share Repurchase Program, no further share repurchases will be processed unless and until the Share Repurchase Program is reinstated.

Prior to the suspension of the Share Repurchase Program in connection with the Combination, for the nine months ended September 30, 2017, the Company repurchased 1.7 million shares totaling $16.1 million pursuant to the Share Repurchase

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Program. For the year ended December 31, 2016, the Company repurchased 1.0 million shares totaling $9.5 million pursuant to the Share Repurchase Program. Prior to its suspension, the Company generally funded repurchase requests received during a quarter with proceeds set aside for that purpose which were not expected to exceed proceeds received from its DRP.

11.	Non-controlling Interests

Operating Partnership

Non-controlling interests include the aggregate limited partnership interests in the Operating Partnership held by limited partners, other than the Company. Income (loss) attributable to the non-controlling interests is based on the limited partners’ ownership percentage of the Operating Partnership and was de minimis for the three and nine months ended September 30, 2017 and 2016.

Other

Other non-controlling interests represent third-party equity interests in ventures that are consolidated with the Company’s financial statements. Net income (loss) attributable to other non-controlling interests for the three and nine months ended September 30, 2017 was $32,000 and $101,000, respectively. Net income (loss) attributable to other non-controlling interests for the three and nine months ended September 30, 2016 was $33,000 and $77,000, respectively.

12.	Fair Value

Fair Value Measurement

The fair value of financial instruments is categorized based on the priority of the inputs to the valuation technique and categorized into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the consolidated balance sheets are categorized based on the inputs to the valuation techniques as follows:

Level 1. Quoted prices for identical assets or liabilities in an active market.

Level 2. Financial assets and liabilities whose values are based on the following:

a)	Quoted prices for similar assets or liabilities in active markets.

b)	Quoted prices for identical or similar assets or liabilities in non-active markets.

c)	Pricing models whose inputs are observable for substantially the full term of the asset or liability.

d)	Pricing models whose inputs are derived principally from or corroborated by observable market data for substantially the full term of the asset or liability.

Level 3.	Prices or valuation techniques based on inputs that are both unobservable and significant to the overall fair value measurement.

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NORTHSTAR REAL ESTATE INCOME II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Determination of Fair Value

The following is a description of the valuation techniques used to measure fair value of assets accounted for at fair value on a recurring basis and the general classification of these instruments pursuant to the fair value hierarchy.

PE Investments

The Company accounts for PE Investments at fair value which is determined based on a valuation model using assumptions for the timing and amount of expected future cash flow for income and realization events for the underlying assets in the funds and discount rate. This fair value measurement is generally based on unobservable inputs and, as such, is classified as Level 3 of the fair value hierarchy. The Company is not using the NAV (practical expedient) of the underlying funds for purposes of determining fair value.

Real Estate Securities

CRE securities are generally valued using a third-party pricing service or broker quotations. These quotations are not adjusted and are based on observable inputs that can be validated, and as such, are classified as Level 2 of the fair value hierarchy. Certain CRE securities may be valued based on a single broker quote or an internal price which may have less observable pricing, and as such, would be classified as Level 3 of the fair value hierarchy. Management determines the prices are representative of fair value through a review of available data, including observable inputs, recent transactions as well as its knowledge of and experience in the market.

Derivative Instruments

Derivative instruments include listed derivatives with quoted prices in active markets for identical financial instruments as of the reporting date. The Company does not adjust the quoted price for these instruments, and as such, classifies derivative instruments as Level 1 of the fair value hierarchy. The derivative assets are recorded within deferred costs and other assets, net on the Company’s consolidated balance sheets. The derivative liabilities are recorded within other liabilities on the Company’s consolidated balance sheets.

Fair Value Hierarchy

Financial assets recorded at fair value on a recurring basis are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table presents financial assets that were accounted for at fair value on a recurring basis as of September 30, 2017 and December 31, 2016 by level within the fair value hierarchy (dollars in thousands):

	September 30, 2017 (Unaudited)				December 31, 2016
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:
PE Investments, at fair value(1)	$—	$—	$247,926	$247,926	$—	$—	$299,681	$299,681
Real estate securities, available for sale	—	95,039	—	95,039	—	86,937	—	86,937
Derivative assets(2)	388	—	—	388	—	—	—	—
Liabilities:
Derivative liabilities(3)	$—	$—	$—	$—	$—	$381	$—	$381

(1)	Presented in investments in unconsolidated ventures on the accompanying consolidated balance sheets.
(2)	Presented in deferred costs and other assets, net on the accompanying consolidated balance sheets.
(3)	Presented in other liabilities on the accompanying consolidated balance sheets.

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NORTHSTAR REAL ESTATE INCOME II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

The following table presents additional information about PE Investments which are measured at fair value on a recurring basis for the nine months ended September 30, 2017 and year ended December 31, 2016 for which the Company has used Level 3 inputs to determine fair value (dollars in thousands):

	Nine Months Ended September 30, 2017 (Unaudited)	Year Ended December 31, 2016
Beginning balance	$ 299,681	$54,865
Purchases/contributions, net(1)	2,846	315,033
Distributions	(78,031)	(82,069)
Equity in earnings	24,033	11,611
Unrealized gains included in earnings	630	2,455
Unrealized losses included in earnings	(1,233)	(2,214)

Ending balance	$ 247,926	$299,681

(1)

Includes contributions subsequent to closing and accretion of discount on deferred purchase price obligations. In the period of acquisition, includes initial investment, gross of adjustments and deferred purchase price obligations, net of discount. For the year ended December 31, 2016, includes $19.5 million of outstanding deferred purchase price obligations, net.

For the nine months ended September 30, 2017 and the year ended December 31, 2016, the Company used a discounted cash flow model to quantify Level 3 fair value measurements on a recurring basis. For the nine months ended September 30, 2017 and year ended December 31, 2016, the key unobservable inputs used in this analysis included discount rates with a weighted average of 9.0% and 13.1%, respectively, and timing and amount of expected future cash flow.

Significant increases (decreases) in any one of the inputs described above in isolation may result in a significantly different fair value for the financial assets using such Level 3 inputs.

Fair Value Option

The Company elected the fair value option for PE Investments because management believes it is a more useful presentation for such investments. The Company determined recording the PE Investments based on the change in fair value of projected future cash flow from one period to another better represents the underlying economics of the respective investment. As of September 30, 2017, the Company has elected not to apply the fair value option for any other eligible financial assets or liabilities.

Fair Value of Financial Instruments

In addition to the above disclosures regarding financial assets or liabilities which are recorded at fair value, U.S. GAAP requires disclosure of fair value about all financial instruments. The following disclosure of estimated fair value of financial instruments was determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessary to interpret market data and develop estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize on disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on estimated fair value.

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NORTHSTAR REAL ESTATE INCOME II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

The following table presents the principal amount, carrying value and fair value of certain financial assets and liabilities as of September 30, 2017 and December 31, 2016 (dollars in thousands):

	September 30, 2017 (Unaudited)				December 31, 2016
	Principal Amount		Carrying Value	Fair Value	Principal Amount		Carrying Value	Fair Value
Financial assets:(1)
Real estate debt investments, net	$808,019	(2)	$809,409	$808,019	$805,489	(2)	$806,485	$835,589
Real estate securities, available for sale	130,191		95,039	95,039	128,181		86,937	86,937
Loan collateral receivable, related party	23,728	(3)	23,728	23,728	23,728	(3)	23,728	23,051
Financial liabilities:(1)
Securitization bonds payable, net	$117,075		$115,592	$117,075	$193,980		$191,315	$193,980
Credit facilities	342,870		342,870	342,870	241,407		241,407	241,407
Mortgage and other notes payable, net	385,206		383,894	385,206	378,038		376,181	357,397

(1)	The fair value of other financial instruments not included in this table is estimated to approximate their carrying value.
(2)	Excludes future funding commitments of $31.1 million and $25.2 million as of September 30, 2017 and December 31, 2016, respectively.
(3)	Represents three senior loan participation interests in first mortgage loans. Excludes future funding commitments of $4.6 million as of September 30, 2017 and December 31, 2016, respectively.

Disclosure about fair value of financial instruments is based on pertinent information available to management as of the reporting date. Although management is not aware of any factors that would significantly affect fair value, such amounts have not been comprehensively revalued for purposes of these consolidated financial statements since that date and current estimates of fair value may differ significantly from the amounts presented herein.

Real Estate Debt Investments, net / Loan Collateral Receivable, Related Party

For CRE debt investments, including loan collateral receivable, related party, fair values were determined: (i) by comparing the current yield to the estimated yield for newly originated loans with similar credit risk or the market yield at which a third party might expect to purchase such investment; or (ii) based on discounted cash flow projections of principal and interest expected to be collected, which includes consideration of the financial standing of the borrower or sponsor as well as operating results of the underlying collateral. As of the reporting date, the Company believes the principal amount approximates fair value. These fair value measurements of CRE debt, including loan collateral receivable, related party, are generally based on unobservable inputs, and as such, are classified as Level 3 of the fair value hierarchy.

Securitization Bonds Payable, net

Securitization bonds payable, net are valued using quotations from nationally recognized financial institutions that generally acted as underwriter for the transactions. These quotations are not adjusted and are generally based on observable inputs that can be validated, and as such, are classified as Level 2 of the fair value hierarchy.

Credit Facilities

The Company has amounts outstanding under Term Loan Facilities. The Term Loan Facilities bear floating rates of interest. As of the reporting date, the Company believes the carrying value approximates fair value. This fair value measurement is based on observable inputs, and as such, is classified as Level 2 of the fair value hierarchy.

Mortgage and Other Notes Payable, net

For mortgage and other notes payable, the Company primarily uses rates currently available with similar terms and remaining maturities to estimate fair value. These measurements are determined using comparable U.S. Treasury rates as of

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NORTHSTAR REAL ESTATE INCOME II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

the end of the reporting period. As of the reporting date, the Company believes the principal amount approximates fair value. These fair value measurements are based on observable inputs, and as such, are classified as Level 2 of the fair value hierarchy.

13.	Segment Reporting

The Company currently conducts its business through the following four segments, which are based on how management reviews and manages its business:

•

Commercial Real Estate Debt - Focused on originating, acquiring and asset managing CRE debt investments including first mortgage loans, subordinate interests and mezzanine loans and participations in such loans, as well as preferred equity interests.

•

Commercial Real Estate Equity - Focused on direct and indirect ownership in real estate and real estate assets that may be structurally senior to a third-party partner’s equity and indirect interests in real estate through PE Investments since the underlying collateral in the funds is primarily real estate.

•	Commercial Real Estate Securities - Focused on investing in CMBS, unsecured REIT debt, CDO notes and other securities.

•	Corporate - The corporate segment includes corporate level asset management and other fees - related party and general and administrative expenses.

The Company may also invest in CRE debt investments and equity investments indirectly through joint ventures.

The Company primarily generates revenue from net interest income on its CRE debt and securities investments and rental and other income from its real estate properties. Additionally, the Company records equity in earnings of unconsolidated ventures, including PE Investments and an investment in a joint venture. The Company’s income is primarily derived through the difference between revenue and the cost at which the Company is able to finance its investments. The Company may also acquire investments which generate attractive returns without any leverage.

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NORTHSTAR REAL ESTATE INCOME II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

The following tables present segment reporting for the three and nine months ended September 30, 2017 and 2016 (dollars in thousands):

Three Months Ended September 30, 2017	Real Estate Debt	Real Estate Equity	Real Estate Securities	Corporate	Total
Net interest income	$ 10,526	$ 1	$1,808	$139	$ 12,474
Rental and other income	—	11,093	—	—	11,093
Asset management and other fees - related party	—	—	—	(5,427)	(5,427)
Mortgage notes interest expense	—	(3,644)	—	—	(3,644)
Transaction costs	—	—	—	(3,636)	(3,636)
Property operating expenses	—	(3,243)	—	—	(3,243)
General and administrative expenses	(151)	—	(9)	(3,296)	(3,456)
Depreciation and amortization	—	(4,713)	—	—	(4,713)
Unrealized gain (loss) on investments	—	(158)			(158)
Realized gain (loss) on investments	—	(650)	—	—	(650)

Income (loss) before equity in earnings (losses) of unconsolidated ventures and income tax benefit (expense)	10,375	(1,314)	1,799	(12,220)	(1,360)
Equity in earnings (losses) of unconsolidated ventures	1,239	6,087	—	—	7,326
Income tax benefit (expense)	—	(646)	—	—	(646)

Net income (loss)	$ 11,614	$ 4,127	$ 1,799	$ (12,220)	$ 5,320

Three Months Ended September 30, 2016	Real Estate Debt	Real Estate Equity	Real Estate Securities	Corporate	Total
Net interest income	$ 9,407	$ 1	$ 1,797	$ 101	$ 11,306
Rental and other income	—	10,973	—	—	10,973
Asset management and other fees - related party	—	—	—	(4,248)	(4,248)
Mortgage notes interest expense	—	(3,490)	—	—	(3,490)
Transaction costs	(28)	(285)	—	—	(313)
Property operating expenses	—	(3,261)	—	—	(3,261)
General and administrative expenses	(88)	(2)	(7)	(3,388)	(3,485)
Depreciation and amortization	—	(4,695)	—	—	(4,695)
Unrealized gain (loss) on investments	—	(39)	—		(39)
Realized gain (loss) on investments	—	(34)	—		(34)

Income (loss) before equity in earnings (losses) of unconsolidated ventures and income tax benefit (expense)	9,291	(832)	1,790	(7,535)	2,714
Equity in earnings (losses) of unconsolidated ventures	—	2,438	—	—	2,438
Income tax benefit (expense)	—	(224)	—	—	(224)

Net income (loss)	$ 9,291	$ 1,382	$ 1,790	$ (7,535)	$ 4,928

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NORTHSTAR REAL ESTATE INCOME II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Nine Months Ended September 30, 2017	Real Estate Debt	Real Estate Equity	Real Estate Securities	Corporate	Total
Net interest income	$ 31,498	$ 4	$ 5,063	$ 404	$ 36,969
Rental and other income	—	32,624	—	—	32,624
Asset management and other fees - related party	—	—	—	(16,164)	(16,164)
Mortgage notes interest expense	—	(10,648)	—	—	(10,648)
Transaction costs	—	—	—	(4,496)	(4,496)
Property operating expenses	—	(9,534)	—	—	(9,534)
General and administrative expenses	(440)	(14)	(30)	(10,134)	(10,618)
Depreciation and amortization	—	(14,174)	—	—	(14,174)
Unrealized gain (loss) on investments	—	(604)	—	—	(604)
Realized gain (loss) on investments	—	(650)	—	—	(650)

Income (loss) before equity in earnings (losses) of unconsolidated ventures and income tax benefit (expense)	31,058	(2,996)	5,033	(30,390)	2,705
Equity in earnings (losses) of unconsolidated ventures	1,239	24,033	—	—	25,272
Income tax benefit (expense)	—	(4,200)	—	—	(4,200)

Net income (loss)	$ 32,297	$ 16,837	$ 5,033	$ (30,390)	$ 23,777

Nine Months Ended September 30, 2016	Real Estate Debt	Real Estate Equity	Real Estate Securities	Corporate	Total
Net interest income	$ 31,407	$ 5	$ 3,271	$ 101	$ 34,784
Rental and other income	—	32,229	—	—	32,229
Asset management and other fees - related party	—	—	—	(14,966)	(14,966)
Mortgage notes interest expense	—	(10,257)	—	—	(10,257)
Transaction costs	(1,362)	(297)	—	—	(1,659)
Property operating expenses	—	(10,247)	—	—	(10,247)
General and administrative expenses	(278)	(2)	(20)	(6,428)	(6,728)
Depreciation and amortization	—	(15,465)	—	—	(15,465)
Unrealized gain (loss) on investments	—	(39)	—	—	(39)
Realized gain (loss) on investments	—	(34)	—	—	(34)

Income (loss) before equity in earnings (losses) of unconsolidated ventures and income tax benefit (expense)	29,767	(4,107)	3,251	(21,293)	7,618
Equity in earnings (losses) of unconsolidated ventures	—	4,993	—	—	4,993
Income tax benefit (expense)	—	(446)	—	—	(446)

Net income (loss)	$ 29,767	$ 440	$ 3,251	$ (21,293)	$ 12,165

The following table presents total assets by segment as of September 30, 2017 and December 31, 2016 (dollars in thousands):

Total Assets	Real Estate Debt	Real Estate Equity(1)	Real Estate Securities	Corporate(2)	Total
September 30, 2017 (Unaudited)	$955,374	$709,758	$103,707	$45,467	$1,814,306
December 31, 2016	909,240	753,690	92,451	51,619	1,807,000

(1)	Includes investments in private equity funds totaling $247.9 million and $299.7 million as of September 30, 2017 and December 31, 2016, respectively.
(2)	Includes cash and cash equivalents, unallocated receivables and deferred costs and other assets, net.

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NORTHSTAR REAL ESTATE INCOME II, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

14.	Subsequent Events

Distributions

On November 8, 2017, the board of directors of the Company approved a daily cash distribution of $0.001917808 per share of Class A common stock and $0.001917808 per share of Class T common stock less the distribution fees that are payable with respect to such Class T common stock, for each of the three months ended March 31, 2018. Distributions are generally paid to stockholders on the first business day of the month following the month for which the distribution was accrued.

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Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our consolidated financial statements and notes thereto included in Item 1. “Financial Statements” of this report. References to “we,’’ “us,’’ or “our’’ refer to NorthStar Real Estate Income II, Inc. and its subsidiaries unless the context specifically requires otherwise.

Introduction

We were formed to originate, acquire and asset manage a diversified portfolio of commercial real estate, or CRE, debt, equity and securities investments predominantly in the United States. CRE debt investments include first mortgage loans, subordinate mortgage and mezzanine loans and participations in such loans and preferred equity interests. Real estate equity investments include direct ownership in properties, which may be structurally senior to a third-party partner’s equity, as well as indirect interests in real estate through real estate private equity funds, or PE Investments. CRE securities primarily consist of commercial mortgage-backed securities, or CMBS, and may include unsecured real estate investment trust, or REIT, debt, collateralized debt obligation, or CDO, notes and other securities. We may also invest internationally. In addition, we own investments through joint ventures. We were formed in December 2012 as a Maryland corporation and commenced operations in September 2013. We elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, commencing with the taxable year ended December 31, 2013. We conduct our operations so as to continue to qualify as a REIT for U.S. federal income tax purposes.

We are externally managed and have no employees. Prior to January 11, 2017, we were managed by an affiliate of NorthStar Asset Management Group Inc. (NYSE: NSAM), or NSAM. Effective January 10, 2017, NSAM completed its previously announced merger with Colony Capital, Inc., or Colony, NorthStar Realty Finance Corp., or NorthStar Realty, and Colony NorthStar, Inc., or Colony NorthStar, a wholly-owned subsidiary of NSAM, which we refer to as the mergers, with Colony NorthStar surviving the mergers and succeeding NSAM as our Sponsor. As a result of the mergers, our Sponsor became an internally-managed equity REIT, with a diversified real estate and investment management platform and publicly-traded on the NYSE under the ticker symbol “CLNS.” In addition, following the mergers, CNI NSII Advisors, LLC (formerly known as NSAM J-NSII Ltd, an affiliate of NSAM), or our Advisor, became a subsidiary of Colony NorthStar. Our Advisor manages our day-to-day operations pursuant to an advisory agreement. The mergers had no material impact on our operations.

Colony NorthStar manages capital on behalf of its stockholders, as well as institutional and retail investors in private funds, non-traded and traded REITs and registered investment companies. As of September 30, 2017, our Sponsor had $57.1 billion of assets under management, including Colony NorthStar’s balance sheet investments and third-party managed investments.

Combination Agreement

On August 25, 2017, we entered into a master combination agreement, or the Combination Agreement, with, among others, Colony Capital Operating Company, LLC, or CLNS OP, the operating company of our Sponsor, and NorthStar Real Estate Income Trust, Inc., or NorthStar Income, a company managed by an affiliate of our Sponsor, pursuant to which a select portfolio of our Sponsor’s assets and liabilities will be combined with all of our assets and liabilities and substantially all of the assets and liabilities of NorthStar Income in an all-stock combination transaction to create an externally managed commercial real estate credit REIT (the transactions associated with the Combination Agreement, collectively, the “Combination”). The Combination has been unanimously approved by our special committee and our board of directors as well as the special committee and the board of directors of NorthStar Income and approved by the board of directors of our Sponsor. The combined company will be named “Colony NorthStar Credit Real Estate, Inc.,” or CLNC, and its Class A common stock is expected to be listed on a national securities exchange.

Upon completion of the Combination, our stockholders, our Sponsor, and the stockholders of NorthStar Income will own approximately 31%, 37% and 32%, respectively, of CLNC on a fully diluted basis, subject to certain adjustments as set forth in the Combination Agreement.

The Combination is expected to close in the first quarter of 2018, subject to customary closing conditions, including approval by our stockholders as well as stockholders of NorthStar Income, and the listing of CLNC’s Class A common stock on a national securities exchange. There can be no assurance that the closing conditions will be satisfied, that the Combination will be consummated, or the timing thereof.

G-2-45

Our Business

Our primary investment types are as follows:

•	Commercial Real Estate Debt - Our CRE debt investments include first mortgage loans, subordinate interests and mezzanine loans and participations in such loans, as well as preferred equity interests.

•

Commercial Real Estate Equity - Our CRE equity investments include direct and indirect ownership in real estate and real estate assets that may be structurally senior to a third-party partner’s equity and indirect interests in real estate through PE Investments since the underlying collateral in the funds is primarily real estate.

•	Commercial Real Estate Securities - Our CRE securities investments include CMBS and may include unsecured REIT debt, CDO notes and other securities.

We believe that our targeted investment types are complementary to each other due to their overlapping sources of investment opportunities, common reliance on real estate fundamentals and application of similar portfolio management and servicing skills to maximize value and to protect shareholder capital. We believe our Advisor’s platform and experience provide us the flexibility to invest across the real estate capital structure.

The Offering

In May 2013, our public offering of up to $1.65 billion in shares of our common stock, which included up to $1.5 billion of shares pursuant to our primary offering, or our Primary Offering, and up to $150.0 million of shares pursuant to our distribution reinvestment plan, or our DRP, was declared effective by the U.S. Securities and Exchange Commission, or SEC. Our Primary Offering and our DRP are herein collectively referred to as our Offering. In our Offering, our shares of common stock were offered in any combination of the two classes of shares of our common stock: Class A shares and Class T shares. NorthStar Securities, LLC, or our Dealer Manager, formerly a subsidiary of NSAM and a subsidiary of our Sponsor upon completion of the mergers, was responsible for marketing the shares that were offered pursuant to our Primary Offering.

Our Primary Offering closed effective November 9, 2016. Following the termination of the Primary Offering and until its suspension described below, we continued to offer and sell shares pursuant to our DRP at the most recently disclosed estimated value per share of each share class. Prior to the closing of the Primary Offering, $150.0 million of the unsold shares remaining from our Primary Offering were allocated to our DRP, for a total of $300.0 million in shares offered pursuant to our DRP. We may amend, suspend or terminate our DRP for any reason except to eliminate a participant’s ability to withdraw from our DRP, upon ten days written notice. On August 25, 2017, in connection with the entry into the Combination Agreement, our board of directors voted to suspend the DRP until further notice. Pursuant to the terms of the DRP, the suspension went into effect prior to the monthly distributions to be paid on or about October 1, 2017 and as a result, our stockholders will receive only cash distributions through the completion of the Combination unless and until the DRP is reinstated.

From inception through November 8, 2017, we raised total gross proceeds of $1.2 billion pursuant to our Offering, including gross proceeds of $81.7 million pursuant to our DRP.

G-2-46

Our Investments

The following table presents our investments as of September 30, 2017, adjusted for acquisitions, dispositions and commitments to purchase and sell through November 8, 2017 (dollars in thousands):

Investment Type:	Count	Principal Amount /Cost(1)	% of Total

Real estate debt investments	Loans

First mortgage loans(2) (3)	22	$666,302	38.1%
Mezzanine loan(2)(4)	1	60,000	3.4%
Subordinate interests(2)	3	164,877	9.4%

Total real estate debt	26	891,179	50.9%

Operating real estate	Properties

Industrial	22	335,111	19.1%
Multi-tenant office	2	144,582	8.3%

Total operating real estate	24	479,693	27.4%

Investments in private equity funds
PE Investment I	1	25,633	1.5%
PE Investment II	1	7,593	0.4%
PE Investment III(5)	1	217,892	12.4%

Total investments in private equity funds	3	251,118	14.3%

Real estate securities
CMBS	14	130,191	7.4%

Total real estate securities	14	130,191	7.4%

Total	67	$1,752,181	100.0%

(1)

Based on principal amount for real estate debt investments and securities, fair value for our PE Investments and cost for real estate equity, which includes purchase price allocations related to net intangibles, deferred costs and other assets.

(2)	Includes future funding commitments of $28.7 million for first mortgage loans, $14.1 million for mezzanine loan, and $5.9 million for subordinate interests, as of November 8, 2017.
(3)

Includes three senior participation interests in first mortgage loans, which are recorded as “Loan collateral receivable, related party” on our consolidated balance sheets, totaling $28.3 million of principal, including future funding commitments of $4.6 million.

(4)

Includes an investment in a mezzanine loan through a joint venture with an affiliate of our Sponsor, which is recorded as “Investments in unconsolidated ventures” on our consolidated balance sheets, totaling $60.0 million of principal, including future funding commitments of $14.1 million.

(5)

Includes deferred payments, net of discount, assumed from the seller and owed to third parties. As of September 30, 2017, $3.2 million in deferred purchase price obligations remain outstanding, which includes our proportionate share of an obligation owed through an unconsolidated joint investment.

For financial information regarding our reportable segments, refer to Note 13, “Segment Reporting” in our accompanying consolidated financial statements included in Part I Item 1. “Financial Statements.”

Underwriting Process

We use a rigorous investment and underwriting process that has been developed and utilized by our Advisor’s and its affiliates’ senior management team leveraging their extensive commercial real estate expertise over many years and real estate cycles which focuses on some or all of the following factors designed to ensure each investment is evaluated

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appropriately: (i) macroeconomic conditions that may influence operating performance; (ii) fundamental analysis of underlying real estate, including tenant rosters, lease terms, zoning, necessary licensing, operating costs and the asset’s overall competitive position in its market; (iii) real estate market factors that may influence the economic performance of the investment, including leasing conditions and overall competition; (iv) the operating expertise and financial strength and reputation of a tenant, operator, partner or borrower; (v) the cash flow in place and projected to be in place over the term of the investment and potential return; (vi) the appropriateness of the business plan and estimated costs associated with tenant buildout, repositioning or capital improvements; (vii) an internal and third-party valuation of a property, investment basis relative to the competitive set and the ability to liquidate an investment through a sale or refinancing; (viii) review of third-party reports including appraisals, engineering and environmental reports; (ix) physical inspections of properties and markets; (x) the overall legal structure of the investment, contractual implications and the lenders’ rights; and (xi) the tax and accounting impact.

The following section describes the major CRE asset classes in which we invest and actively manage to maximize value and to protect capital.

Real Estate Debt Investments

Overview

Our CRE debt investment strategy focuses on originating, acquiring and asset managing CRE debt investments, including first mortgage loans, subordinate mortgage and mezzanine loans and participations in such loans and preferred equity interests.

We emphasize direct origination of our debt investments as this allows us a greater degree of control over underwriting and structure and provides us the opportunity to syndicate some or all of the loans (including senior or subordinate interests), if desired. Further, direct origination of debt investments provides for a closer relationship with our borrowers.

Our Portfolio

As of September 30, 2017, adjusted for repayments through November 8, 2017, 50.9% of our assets were invested in CRE debt, consisting of 26 loans with an average investment size of $34.3 million. These loans are collateralized by a total of 80 properties. The weighted average extended maturity of our CRE debt portfolio is 3.9 years. Although our current portfolio is predominantly comprised of first mortgage loans, we continue to evaluate lending opportunities throughout the capital structure including mezzanine loans and subordinate interests.

The following table presents a summary of our CRE debt investments as of September 30, 2017, adjusted for repayments through November 8, 2017 (dollars in thousands):

					Weighted Average			Floating Rate as % of Principal Amount
Investment Type:	Count	Principal Amount(1)	Carrying Value(2)	Allocation by Investment Type(3)	Fixed Rate	Spread over LIBOR(4)	Total Unleveraged Current Yield
First mortgage loans(5)	22	$666,302	$638,097	74.8%	—%	5.08%	6.07%	100.0%
Mezzanine loan(6)	1	60,000	45,918	6.7%	12.08%	—%	12.14%	—%
Subordinate interests	3	164,877	159,821	18.5%	12.81%	12.75%	13.02%	17.4%

Total/Weighted average	26	$891,179	$843,836	100.0%	12.63%	5.36%	7.72%	78.0%

(1)	Includes future funding commitments of $28.7 million for first mortgage loans, $14.1 million for a mezzanine loan, and $5.9 million for subordinate interests, as of November 8, 2017.
(2)

Certain CRE debt investments serve as collateral for financing transactions, including carrying value of $479.8 million for Term Loan Facilities, as defined in Item 2, “Financing Strategy,” and other notes payable and $158.3 million for a securitization financing transaction executed in November 2016. Refer to Item 2, “Liquidity and Capital Resources,” for further detail. The remainder is unleveraged.

(3)	Based on principal amount.
(4)

Includes a fixed minimum LIBOR rate, or LIBOR floor, as applicable. As of November 8, 2017, we had $468.2 million principal amount of floating-rate loans subject to a LIBOR floor with the weighted average LIBOR floor of 0.43%.

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(5)

Includes three senior participation interests in first mortgage loans, which are recorded as “Loan collateral receivable, related party” on our consolidated balance sheets, totaling $28.3 million of principal, including future funding commitments of $4.6 million. Refer to Item 2, “Liquidity and Capital Resources,” for further detail.

(6)

Includes an investment in a mezzanine loan through a joint venture with an affiliate of our Sponsor, which is recorded as “Investments in unconsolidated ventures” on our consolidated balance sheets, totaling $60.0 million of principal, including future funding commitments of $14.1 million.

The following charts present our CRE debt portfolio’s diversity across investment type, property type and geographic location based on principal amount as of September 30, 2017, adjusted for repayments through November 8, 2017:

Real Estate Debt by Investment Type

Real Estate Debt by Property Type	Real Estate Debt by Geographic Location

Operating Real Estate

Our operating real estate investment strategy focuses on direct ownership in commercial real estate with an emphasis on properties with stable cash flow, which may be structurally senior to a third-party partner’s equity. In addition, we may own operating real estate investments through joint ventures with one or more partners. Our operating real estate investments may have the potential to appreciate in value and therefore help offset upfront fees and expenses. Our operating real estate investments are comprised of an industrial and a multi-tenant office portfolio, respectively.

Our industrial portfolio includes net lease properties, which are typically leased to a single tenant. We may also invest in properties that are leased to tenants with us retaining responsibility for certain operating and capital costs. At the end of the lease term, the tenant typically has a right to renew the lease at market rates or to vacate the property with no further ongoing obligation.

Our multi-tenant office portfolio consists of commercial office properties that are well located with strong operating partners which we believe offer both attractive cash flow and returns.

As of September 30, 2017, $479.7 million, or 27.4% of our assets were invested in real estate properties and our portfolio was 93.0% occupied with a weighted average lease term of 3.4 years.

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The following table presents our real estate property investments as of September 30, 2017 (dollars in thousands):

Property Type	Number of Portfolios	Number of Properties	Amount(1)	% of Total	Capacity		Primary Locations
Industrial	1	22	$335,111	69.9%	6,697,324	square feet	IN, KY, TN
Multi-tenant Office	1	2	144,582	30.1%	717,702	square feet	WA

Total	2	24	$479,693	100.0%

(1)	Based on cost which includes purchase price allocations related to deferred costs and other assets.

The following charts present our real estate portfolio’s diversity across property type and geographic location based on cost as of September 30, 2017:

Real Estate by Property Type	Real Estate by Geographic Location

Investments in Private Equity Funds

Our PE Investments own limited partnership interests in real estate private equity funds acquired in the secondary market and are managed by institutional-quality sponsors, which we refer to as fund interests. In addition, we may own PE Investments through joint ventures with one or more partners.

As of September 30, 2017, 14.3% of our assets were invested in PE Investments, totaling $251.1 million.

The following tables present a summary of our PE Investments (dollars in thousands):

					Underlying Fund Interests(3)
PE Investment	Number of Funds(1)	Number of General Partners(1)	Initial NAV	Amount(2)	Assets, at Cost	Implied Underlying Leverage(4)	Expected Future Contributions(5)
PE Investment I	5	4	$50,233	$25,633	$2,307,000	48.3%	$—
PE Investments II	3	2	29,250	7,593	338,000	—%	—
PE Investments III(6)	39	20	344,267	217,892	20,972,000	42.5%	—

Total	47	26	$423,750	$251,118	$23,617,000		$—

(1)	Based on number of remaining underlying fund interests as of September 30, 2017.
(2)	Includes deferred payments, net of discount, assumed from the seller and owed to third parties.
(3)	Based on financial data reported by the underlying funds as of June 30, 2017, which is the most recent financial information available from the underlying funds, except as otherwise noted.
(4)	Represents implied leverage for funds with investment-level financing, calculated as the underlying borrowing divided by assets at fair value.
(5)	Represents the estimated amount of expected future contributions to funds as of September 30, 2017.

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(6)

At the time of closing in September 2016, we paid $33.9 million to acquire PE Investment III and paid an additional $204.7 million in December 2016. In addition, we assumed $44.7 million of deferred purchase price obligations to third parties from the seller, which includes the proportionate share of an obligation owed through a joint investment within PE Investment III, totaling $5.6 million. As of September 30, 2017, $37.5 million in deferred purchase price obligations have been paid and $3.2 million remains outstanding, which is our proportionate share of an obligation owed through an unconsolidated joint investment. Refer to Item 2, “Related Party Arrangements” for additional information.

PE Investment I	Income	Return of Capital	Distributions	Contributions(2)
Three Months Ended September 30, 2017	$565	$736	$1,301	$40
March 20, 2015 to September 30, 2017(1)	9,771	16,944	26,715	46,024
PE Investment II
Three Months Ended September 30, 2017	$694	$3,956	$4,650	$—
August 4, 2015 to September 30, 2017(1)	5,889	23,279	29,168	27,788
PE Investment III
Three Months Ended September 30, 2017	$4,828	$16,368	$21,196	$17,251
September 20, 2016 to September 30, 2017(1)	26,006	102,685	128,691	313,817

(1)	Represents activity from the initial closing date through September 30, 2017.
(2)	Includes initial investments, before closing statement adjustments for distributions and contributions, and subsequent contributions, including deferred purchase price fundings.

The following charts present the underlying fund interests in our PE Investments by investment type and geographic location based on net asset value, or NAV, as of June 30, 2017 (the most recently available information):

PE Investments by Underlying Investment Type(1)	PE Investments by Underlying Geographic Location(1)

(1)	Based on individual fund financial statements as of June 30, 2017.

Real Estate Securities

Our CRE securities investment strategy may focus on investing in and asset managing a wide range of CRE securities, primarily CMBS, unsecured REIT debt or CDO notes backed primarily by CRE securities and debt. We expect our CRE securities to have explicit credit ratings assigned by at least one of the major rating agencies (Moody’s Investors Services, Standard & Poor’s, Fitch Ratings, Morningstar, DBRS and/or Kroll Bond Rating Agency).

As of September 30, 2017, 7.4% of our assets were invested in CRE securities and consisted of 14 CMBS securities totaling $130.2 million purchased at an aggregate $46.1 million discount to par. Of the bonds that are rated, all have a rating of BBB- from Fitch Ratings and Kroll Bond Rating Agency with a weighted average credit support of 8.2%. The bonds are secured by diverse portfolios of mortgage loans with a weighted average loan-to-value of 58.1%. The portfolios are geographically diverse with concentrations in the Northeast, Mid-Atlantic, Southeast, and West regions of the United States and comprise office, retail, multifamily, mixed use, lodging and industrial properties. The bonds were purchased at a weighted average unlevered yield of 9.7%. We may lever the bonds with an existing or new credit facility to enhance the yield.

As of September 30, 2017, the weighted average expected maturity of our CMBS was 6.6 years.

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Sources of Operating Revenues and Cash Flows

We primarily generate revenue from net interest income on our CRE debt and securities investments and rental and other income from our real estate properties. Additionally, we record equity in earnings of unconsolidated ventures, including from PE Investments. Our income is primarily derived through the difference between revenue and the cost at which we are able to finance our investments. We may also acquire investments which generate attractive returns without any leverage.

Profitability and Performance Metrics

We calculate Funds from Operations, or FFO, and Modified Funds from Operations, or MFFO (see “Non-GAAP Financial Measures-Funds from Operations and Modified Funds from Operations” for a description of these metrics), to evaluate the profitability and performance of our business.

Outlook and Recent Trends

The U.S. economy continues to demonstrate positive underlying fundamentals, with moderate gross domestic product, or GDP, growth and improving employment conditions. With the national unemployment rate lowered to 4.2% as of September and third quarter GDP growth of 3.0%, overall macroeconomic conditions remain strong. The Federal Reserve’s June 2017 decision to raise the federal funds rate for the fourth time in almost a decade reflects a consensus that the economic foundation driving the current expansion remains sound, as well as a belief the labor market is close to or already at full employment resulting in wage growth and consumer confidence. Market participants expect another rate increase in December, and while some believe that higher interest rates may potentially reduce investor demand in the broader commercial real estate market, significant increases across long-term rates have yet to materialize and we expect real estate prices and returns to remain attractive while inflation is targeted to remain at 2.0% in the near term.

With major stock indexes at all-time highs and corporate earnings generally exceeding estimates, investor sentiment across both U.S. and European capital markets reflects increased confidence in the global economy. Following a year of political uncertainty given the unexpected results of the Brexit referendum and the U.S. presidential election, strong corporate earnings have overshadowed these political headwinds, providing fundamental support for record stock valuations in the U.S. and Europe. Despite the initial volatility following both outcomes, since the U.S. election the S&P 500 has increased nearly 20% and the Dow Jones Industrial Average has surpassed 23,000 for the first time and is up more than 5,000 points. In addition, benchmark 10-year interest rates in several other key global economies, including England, Germany and Japan, have recently trended to positive territory, signaling normalized market conditions while many global central banks continue to ease monetary policy to combat low inflation and economic stagnation. The pace of these changes may create volatility in global debt and equity markets and at the same time, the Federal Reserve experiences increased pressure to raise interest rates and reduce its large balance sheet holdings of financial instruments acquired during the financial crisis. In addition, the impact of potentially significant fiscal and regulatory policy changes, including potential U.S. corporate and personal tax reform, infrastructure spending, healthcare reform and new trade policies, may also have a considerable impact on the trajectory of the U.S. and global economies over the next few years.

CRE fundamentals remain relatively healthy across U.S. property types. Given certain dynamics in the current market including (i) the continuing strength of the economy; (ii) a historically low interest rate environment; (iii) low relative new CRE supply; and (iv) robust international demand for U.S. commercial real estate, we expect real estate values to trend positively due to increased property-level net operating income, strong transaction volume or a combination of both. Although CRE transaction volume has slowed slightly during 2017, property valuations remain at all-time highs across property sectors. Extreme weather events and natural disasters have had a devastating effect on real estate in impacted markets, both commercial and residential, in 2017. Hurricanes Harvey, Irma, Jose, and Maria have preliminary total cost estimates of up to $200 billion. More recently, wildfires in northern California have left significant damage to hotels, retirement communities and trailer parks. Projected costs and the impact on loans secured by properties in these regions and other regions subject to natural disasters remain uncertain. In addition, approximately $400 billion of ten-year debt originated during 2007 is set to mature during the course of 2017, and these maturities may contribute to periodic volatility in the commercial real estate market. Despite the highest quarterly issuance in three years during the third quarter 2017, overall CMBS issuance remains below pre-crisis levels due in part to uncertainty around the Dodd-Frank risk retention rules and capital requirements for banks. Given these trends, traditional capital sources may lack sufficient lending capacity to absorb

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the high refinancing demand, which may provide attractive lending opportunities for new market participants such as alternative investment platforms, REITs and insurance companies. Overall, economic and industry trends should support robust CRE investment activity, providing attractive investment opportunities for CRE capital providers with strong balance sheets and high underwriting standards.

Our Strategy

Our primary business objectives are to originate and acquire real estate-related investments, with a focus on CRE debt, that we expect will generate attractive risk-adjusted returns, stable cash flow for distributions and provide downside protection to our stockholders. Some of our CRE debt investments may be considered transitional in nature because the borrower or owner may have a business plan to improve the collateral and, as a result, we generally require the borrower to fund interest or other reserves, whether through loan proceeds or otherwise, to support debt service payments and capital expenditures. We, our borrower or owner, and possibly a guarantor, may be required to refill these reserves should they become deficient during the applicable period for any reason. We will seek to realize growth in the value of our real estate equity investments through appreciation and/or by opportunistic sales to maximize value. We believe that our Advisor and its affiliates have a platform that derives a potential competitive advantage from the combination of experience, proven track record of successfully managing public companies, deep industry relationships and market-leading CRE credit underwriting and capital markets expertise which enables us to manage credit risk across our investments as well as to structure and finance our assets efficiently. In addition, we believe that such platform, and our Advisor’s and its affiliates’ capabilities, will be strengthened and enhanced as a result of the mergers of Colony, NSAM and NorthStar Realty, with Colony NorthStar succeeding NSAM as our Sponsor. We believe that our targeted investment types are complementary to each other due to their overlapping sources of investment opportunities, common reliance on CRE fundamentals and ability to apply similar portfolio management and servicing skills to maximize value and to protect capital. We use the net proceeds from our Offering and other financing sources to carry out our primary business objectives of originating and acquiring real estate-related investments.

The following table presents our investment activity for the nine months ended September 30, 2017 and from inception through September 30, 2017, adjusted for acquisitions and commitments to purchase and sell through November 8, 2017 (dollars in thousands):

	Nine Months Ended September 30, 2017			From Inception Through November 8, 2017
	Count	Principal Amount / Cost(1)(2)		Count	Principal Amount / Cost(2)(3)
Real estate debt investments(4)	6	$238,574		40	$1,485,047
Investments in private equity funds	—	—		3	390,419	(5)
Operating real estate	—	7,007	(6)	24	479,693
Real estate securities	3	2,010		14	130,191

Total	9	$247,591		81	$2,485,350

(1)	Includes future funding commitments of $31.7 million for real estate debt investments.
(2)

Based on principal amount for real estate debt investments and securities, fair value at acquisition for our PE Investments and cost for real estate equity, which includes purchase price allocations related to deferred costs and other assets.

(3)	Includes future funding commitments of $48.7 million for real estate debt investments.
(4)

Includes three loan participation interests in first mortgage loans, which are recorded as “Loan collateral receivable, related party” on our consolidated balance sheets, totaling $28.3 million of principal, including future funding commitments of $4.6 million. Also includes an investment in a mezzanine loan through a joint venture with an affiliate of our Sponsor, which is recorded as “Investments in unconsolidated ventures” on our consolidated balance sheets, totaling $60.0 million of principal, including future funding commitments of $14.1 million.

(5)	Includes initial investment, before distribution and contribution closing statement adjustments, and deferred obligations.
(6)	Represents capital improvements to our operating real estate.

Financing Strategy

We use asset-level financing as part of our investment strategy and we seek to match-fund our assets and liabilities by having similar maturities and like-kind interest rate benchmarks (fixed or floating) to manage refinancing and interest rate risk and utilize non-recourse liabilities whenever possible. Our Advisor is responsible for managing such financing and interest rate

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risk on our behalf. We intend to pursue a variety of financing arrangements such as credit facilities, securitization financing transactions, mortgage notes and other term borrowings. We continue to seek and prefer long-term, non-recourse financing, including non mark-to-market financing that may be available through securitization.

Our credit facilities currently include three secured credit facility agreements, or Term Loan Facilities, that provide for an aggregate principal amount of up to $650.0 million to finance the first mortgage loans and senior loan participations secured by commercial real estate and three master repurchase agreements, or CMBS Credit Facilities, to finance the acquisition of CMBS. In November 2016, we closed a securitization financing transaction, Securitization 2016-1, as defined in Item 2, “Liquidity and Capital Resources,” which provides permanent, non-recourse, non-mark-to-market financing for our debt investments that were mainly previously financed on our Term Loan Facilities. As of November 8, 2017, we had $297.8 million borrowings outstanding under our Term Loan Facilities, with up to $352.2 million of available borrowings, $45.5 million borrowings outstanding under our CMBS Credit Facilities, and $80.8 million bonds issued and outstanding as part of the securitization transaction.

Our financing strategy for our debt and securities investments is dependent on our ability to obtain match-funded borrowings at rates that provide a positive net spread, generally using credit facilities and securitization financing transactions.

Although we have a limitation on the maximum leverage for our portfolio, which approximates 75.0% of the aggregate cost of our investments, including cash and cash equivalents and excluding indirect leverage held through our unconsolidated venture investments, before deducting loan loss reserves, other non-cash reserves and depreciation, we do not have a targeted debt-to- equity ratio on an asset-by-asset basis, as we believe the appropriate leverage for the particular assets we finance depends on the specific credit characteristics of each asset. We use leverage for the sole purpose of financing our investments and diversifying our equity and we do not employ leverage to speculate on changes in interest rates. As of September 30, 2017, our leverage as a percentage of our cost of investments was 47.1%.

Portfolio Management

Our Advisor and its affiliates maintain a comprehensive portfolio management process that generally includes day-to-day oversight by the portfolio management and servicing team, regular management meetings and an exhaustive quarterly credit review process. These processes are designed to enable management to evaluate and proactively identify asset-specific credit issues and trends on a portfolio-wide basis. For joint venture investments, we may rely on joint venture partners to provide certain asset management, property management and/or other services in managing our joint investments. Nevertheless, we cannot be certain that our Advisor’s review will identify all issues within our portfolio due to, among other things, adverse economic conditions or events adversely affecting specific assets; therefore, potential future losses may also stem from investments that are not identified during these credit reviews. The portfolio management team, under the direction of the investment committee, uses many methods to actively manage our asset base to preserve our income and capital. Credit risk management is the ability to manage our assets in a manner that preserves principal/cost and income and minimizes credit losses that could decrease income and portfolio value. For CRE investments, frequent re-underwriting and dialogue with borrowers/partners and regular inspections of our collateral and owned properties have proven to be an effective process for identifying issues early. During the quarterly credit review, or more frequently as necessary, investments are put on highly-monitored status and identified for possible loan loss reserves/asset impairment, as appropriate, based upon several factors, including missed or late contractual payments, significant declines in collateral performance and other data which may indicate a potential issue in our ability to recover our invested capital from an investment. Our Advisor uses an experienced portfolio management and servicing team that monitors these factors on our behalf.

Our investments are reviewed on a quarterly basis, or more frequently as necessary, to assess whether there are any indicators that the value of our investments may be impaired or that carrying value may not be recoverable. In conducting these reviews, we consider macroeconomic factors, including real estate sector conditions, together with investment and market specific circumstances among other factors. To the extent an impairment has occurred, the loss will be measured as compared to the carrying amount of the investment. An allowance for a doubtful account for a tenant receivable is established based on a periodic review of aged receivables resulting from estimated losses due to the inability of tenants to make required rent and other payments contractually due. Additionally, we establish, on a current basis, allowance for future tenant credit losses on unbilled rents receivable based upon an evaluation of the collectability of such amounts.

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Each of our debt investments is secured by CRE collateral and requires customized portfolio management and servicing strategies for dealing with potential credit situations. The complexity of each situation depends on many factors, including the number of properties, the type of property, macro and local market conditions impacting supply/demand, cash flow and the financial condition of our collateral and our borrowers’/tenants’ ability to further support the collateral. Further, many of our investments may be considered transitional in nature because the business plan is to re-position, re-develop or otherwise lease-up the property in order to improve the collateral. At the time of origination or acquisition, the underlying property revenues may not be sufficient to support debt service, lease payments or generate positive net operating income. The business plan may necessitate an interest or lease reserve or other reserves, whether through proceeds from our loans, borrowings, offering proceeds or otherwise, to support debt service or lease payments and capital expenditures during the implementation of the business plan. There may also be a requirement for the borrower, tenant, guarantor or us, to refill these reserves should they become deficient during the applicable period for any reason.

As of September 30, 2017, all of our debt investments were performing in accordance with the contractual terms of their governing documents in all material respects. However, there can be no assurance that our investments will continue to perform in accordance with the contractual terms of the governing documents or underwriting and we may, in the future, record loan loss reserves/asset impairment, as appropriate, if required.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, which requires the use of estimates and assumptions that involve the exercise of judgment and that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. There have been no material changes to our critical accounting policies since the filing of our Annual Report on Form 10-K for the fiscal year ended December 31, 2016.

Recent Accounting Pronouncements

For recent accounting pronouncements, refer to Note 2, “Significant Accounting Policies” in our accompanying consolidated financial statements included in Part I Item 1. “Financial Statements.”

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Results of Operations

Comparison of the Three Months Ended September 30, 2017 to 2016 (dollars in thousands):

	Three Months Ended September 30,		Increase (Decrease)
	2017	2016	Amount	%
Net interest income
Interest income	$18,127	$15,126	$3,001	19.8%
Interest expense	(5,653)	(3,820)	1,833	(48.0)%

Net interest income	12,474	11,306	1,168	10.3%

Property and other revenues
Rental and other income	11,093	10,973	120	1.1%

Total property and other revenues	11,093	10,973	120	1.1%

Expenses
Asset management and other fees - related party	5,427	4,248	1,179	27.8%
Mortgage notes interest expense	3,644	3,490	154	4.4%
Transaction costs	3,636	313	3,323	1,061.7%
Property operating expenses	3,243	3,261	(18)	(0.6)%
General and administrative expenses	3,456	3,485	(29)	(0.8)%
Depreciation and amortization	4,713	4,695	18	0.4%

Total expenses	24,119	19,492	4,627	23.7%

Other income (loss)
Unrealized gain (loss) on investments	(158)	(39)	(119)	305.1%
Realized gain (loss) on investments	(650)	(34)	(616)	1,811.8%

Income (loss) before equity in earnings (losses) of unconsolidated ventures and income tax benefit (expense)	(1,360)	2,714	(4,074)	150.1%
Equity in earnings (losses) of unconsolidated ventures	7,326	2,438	4,888	200.5%
Income tax benefit (expense)	(646)	(224)	(422)	188.4%

Net income (loss)	$5,320	$4,928	$392	8.0%

Net Interest Income

Net interest income is interest income generated on our interest-earning assets less interest expense on our related interest-bearing liabilities.

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The following table presents the average balance of interest-earning assets less related interest-bearing liabilities, associated interest income and expense and corresponding yield earned and incurred for the three months ended September 30, 2017 and 2016. Amounts presented have been impacted by the timing of new investments and repayments during the period (dollars in thousands):

	Three Months Ended September 30,
	2017			2016
	Average Carrying Value(1)	Interest Income/ Expense(2)	WA Yield/ Financing Cost(3)	Average Carrying Value(1)	Interest Income/ Expense(2)	WA Yield/ Financing Cost(3)
Interest-earning assets:
CRE debt investments	$873,891	$15,848	7.25%	$775,610	$13,051	6.73%
CRE securities investments	94,689	2,129	8.99%	66,013	1,973	11.96%

	968,580	17,977	7.42%	841,623	15,024	7.14%

Interest-bearing liabilities:
Credit facilities	345,931	3,533	4.09%	408,936	3,458	3.38%
Securitization bonds payable	153,257	1,681	4.39%	—	—	—
Other notes payable	39,949	439	4.40%	39,868	362	3.63%

	539,137	5,653	4.19%	448,804	3,820	3.40%

Other interest income(4)		150			102

Net interest income		$12,474			$11,306

(1)

Based on amortized cost for CRE debt and securities investments and principal amount for credit facilities, other notes payable, and securitization bonds payable. All amounts are calculated based on quarterly averages.

(2)	Includes the effect of amortization of premium or accretion of discount and deferred fees.
(3)	Calculated as annualized interest income or expense divided by average carrying value.
(4)	Primarily interest income earned on money market funds.

Interest income increased by $3.0 million to $18.1 million during the three months ended September 30, 2017 as compared to the three months ended September 30, 2016 as a result of a $127.0 million increase in average carrying value of interest-earning assets as well as rising LIBOR rates.

Interest expense increased by $1.8 million to $5.7 million primarily as a result of an overall higher average carrying value of interest-bearing liabilities as well as rising LIBOR rates.

Property and Other Revenues

Rental and Other Income

Rental and other income remained consistent for the three months ended September 30, 2017 as compared to the three months ended September 30, 2016.

Expenses

Asset Management and Other Fees - Related Party

Asset management and other fees increased by $1.2 million to $5.4 million as a result of a higher level of invested assets during the three months ended September 30, 2017 as compared to three months ended September 30, 2016.

Mortgage Notes Interest Expense

Mortgage notes interest expense increased by $0.2 million to $3.6 million as a result of rising LIBOR rates and additional draws on the mortgage note for our multi-tenant office portfolio.

Transaction Costs

Transaction costs represent costs such as professional fees associated with new investments and transactions. Transaction costs increased by $3.3 million for the three months ended September 30, 2017 as compared to the three months ended September 30, 2016 primarily as a result of costs associated with the Combination.

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Property Operating Expenses

Property operating expenses remained consistent for the three months ended September 30, 2017 as compared to the three months ended September 30, 2016.

General and Administrative Expenses

General and administrative expenses are incurred at the corporate level and include auditing and professional fees, director fees and other costs associated with operating our business which are primarily paid by our Advisor on our behalf in accordance with our advisory agreement. Reimbursements to our Advisor are limited in any given period based on a calculation further detailed in “Related Party Arrangements.” General and administrative expenses remained consistent for the three months ended September 30, 2017 as compared to the three months ended September 30, 2016.

Depreciation and Amortization

Depreciation and amortization remained consistent for the three months ended September 30, 2017 as compared to the three months ended September 30, 2016.

Unrealized Gain (Loss) on Investments

During the three months ended September 30, 2017 and 2016, we recorded unrealized losses of $0.2 million and less than $0.1 million, respectively, related to our PE Investments.

Realized Gain (Loss) on Investments

During the three months ended September 30, 2017 and 2016, we recorded realized losses of $0.7 million and less than $0.1 million, respectively, related to our PE Investments.

Equity in Earnings (Losses) of Unconsolidated Ventures

Equity in earnings (losses) of unconsolidated ventures increased by $4.9 million to $7.3 million attributable to earnings from PE Investment III acquired in September 2016 and an investment in a mezzanine loan held through a joint venture with an affiliate of our Sponsor purchased in July 2017.

Income Tax Benefit (Expense)

For the three months ended September 30, 2017 and 2016, income tax expense of $0.6 million and $0.2 million, respectively, was recorded related to earnings from PE Investments I and III acquired in March 2015 and September 2016, respectively.

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Comparison of the Nine Months Ended September 30, 2017 to 2016 (dollars in thousands):

	Nine Months Ended September 30,		Increase (Decrease)
	2017	2016	Amount	%
Net interest income
Interest income	$52,873	$46,033	$6,840	14.9%
Interest expense	(15,904)	(11,249)	4,655	(41.4)%

Net interest income	36,969	34,784	2,185	6.3%

Property and other revenues
Rental and other income	32,624	32,229	395	1.2%

Total property and other revenues	32,624	32,229	395	1.2%

Expenses
Asset management and other fees - related party	16,164	14,966	1,198	8.0%
Mortgage notes interest expense	10,648	10,257	391	3.8%
Transaction costs	4,496	1,659	2,837	171.0%
Property operating expenses	9,534	10,247	(713)	(7.0)%
General and administrative expenses	10,618	6,728	3,890	57.8%
Depreciation and amortization	14,174	15,465	(1,291)	(8.3)%

Total expenses	65,634	59,322	6,312	10.6%

Other income (loss)
Unrealized gain (loss) on investments	(604)	(39)	(565)	1,448.7%
Realized gain (loss) on investments	(650)	(34)	(616)	1,811.8%

Income (loss) before equity in earnings (losses) of unconsolidated ventures and income tax benefit (expense)	2,705	7,618	(4,913)	(64.5)%
Equity in earnings (losses) of unconsolidated ventures	25,272	4,993	20,279	406.1%
Income tax benefit (expense)	(4,200)	(446)	(3,754)	841.7%

Net income (loss)	$23,777	$12,165	$11,612	95.5%

Net Interest Income

Net interest income is interest income generated on our interest-earning assets less interest expense on our related interest-bearing liabilities.

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The following table presents the average balance of interest-earning assets less related interest-bearing liabilities, associated interest income and expense and corresponding yield earned and incurred for the nine months ended September 30, 2017 and 2016. Amounts presented have been impacted by the timing of new investments and repayments during the period (dollars in thousands):

	Nine Months Ended September 30,
	2017			2016
	Average Carrying Value(1)	Interest Income/ Expense(2)	WA Yield/ Financing Cost(3)	Average Carrying Value(1)	Interest Income/ Expense(2)	WA Yield/ Financing Cost(3)
Interest-earning assets:
CRE debt investments	$869,720	$46,547	7.14%	$797,917	$42,339	7.07%
CRE securities investments	92,070	5,895	8.54%	53,995	3,588	8.86%

	961,790	52,442	7.27%	851,912	45,927	7.19%

Interest-bearing liabilities:
Credit facilities	314,495	9,287	3.94%	422,144	10,182	3.22%
Securitization bonds payable	172,084	5,383	4.17%	—	—	—
Other notes payable	39,825	1,234	4.13%	39,868	1,067	3.57%

	526,404	15,904	4.03%	462,012	11,249	3.25%

Other interest income(4)		431			106

Net interest income		$36,969			$34,784

(1)

Based on amortized cost for CRE debt and securities investments and principal amount for credit facilities, other notes payable, and securitization bonds payable. All amounts are calculated based on quarterly averages.

(2)	Includes the effect of amortization of premium or accretion of discount and deferred fees.
(3)	Calculated as annualized interest income or expense divided by average carrying value.
(4)	Primarily interest income earned on money market funds.

Interest income increased by $6.8 million to $52.9 million during the nine months ended September 30, 2017 as compared to the nine months ended September 30, 2016 as a result of a $109.9 million increase in average carrying value of interest-earning assets as well as rising LIBOR rates.

Interest expense increased by $4.7 million to $15.9 million primarily as a result of an overall higher average carrying value of interest-bearing liabilities as well as rising LIBOR rates.

Property and Other Revenues

Rental and Other Income

Rental and other income increased by $0.4 million to $32.6 million as a result of tenant activity at our real estate investment portfolio.

Expenses

Asset Management and Other Fees—Related Party

Asset management and other fees increased by $1.2 million to $16.2 million for the nine months ended September 30, 2017 as a result of a higher level of invested assets during the nine months ended September 30, 2017 as compared to the nine months ended September 30, 2016. This increase was offset by disposition fees paid to our Advisor during the nine months ended September 30, 2016 related to the sale of CRE debt investments. Similar disposition fees were not incurred during the nine months ended September 30, 2017.

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Mortgage Notes Interest Expense

Mortgage notes interest expense increased by $0.4 million to $10.6 million as a result of rising LIBOR rates and additional draws on the mortgage note for our multi-tenant office portfolio.

Transaction Costs

Transaction costs represent costs such as professional fees associated with new investments and transactions. Transaction costs increased by $2.8 million for the nine months ended September 30, 2017 as compared to the nine months ended September 30, 2016 primarily as a result of costs associated with the Combination.

Property Operating Expenses

Property operating expenses decreased by $0.7 million to $9.5 million as a result of lower operating expenses incurred at our industrial portfolio for the nine months ended September 30, 2017 as compared to the nine months ended September 30, 2016.

General and Administrative Expenses

General and administrative expenses are incurred at the corporate level and include auditing and professional fees, director fees and other costs associated with operating our business which are primarily paid by our Advisor on our behalf in accordance with our advisory agreement. Reimbursements to our Advisor are limited in any given period based on a calculation further detailed in Related Party Arrangements. General and administrative expenses increased by $3.9 million to $10.6 million primarily as a result of a higher level of average invested assets during the nine months ended September 30, 2017 as compared to the nine months ended September 30, 2016. The increase was partially offset by disposition fees paid to our Advisor for the nine months ended September 30, 2016 related to the sale of CRE debt investments, which are included in the calculation for determining the limit of operating expense available for reimbursement. Similar disposition fees were not incurred during the nine months ended September 30, 2017.

Depreciation and Amortization

Depreciation and amortization decreased by $1.3 million to $14.2 million as a result of in-place lease intangible assets fully amortizing in June 2016.

Unrealized Gain (Loss) on Investments

During the nine months ended September 30, 2017 and 2016, we recorded unrealized losses of $0.6 million and less than $0.1 million, respectively, related to our PE Investments.

Realized Gain (Loss) on Investments

During the nine months ended September 30, 2017 and 2016, we recorded realized losses of $0.7 million and less than $0.1 million, respectively, related to our PE Investments.

Equity in Earnings (Losses) of Unconsolidated Ventures

Equity in earnings (losses) of unconsolidated ventures increased by $20.3 million to $25.3 million attributable to earnings from PE Investment III acquired in September 2016 and an investment in a mezzanine loan held through a joint venture with an affiliate of our Sponsor purchased in July 2017.

Income Tax Benefit (Expense)

For the nine months ended September 30, 2017 and 2016, income tax expense of $4.2 million and $0.4 million, respectively, was recorded related to earnings from PE Investments I and III acquired in March 2015 and September 2016, respectively.

Liquidity and Capital Resources

We require capital to fund our investment activities, operating expenses and to make distributions. Subsequent to the close of our Primary Offering, our capital sources may include net proceeds from asset repayments and sales, securitization financing transactions, borrowings under our Credit Facilities, mortgage notes and other term borrowings. As of November 8, 2017, current available cash has been committed to existing investments.

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Our charter limits us from incurring borrowings that would exceed 300.0% of our net assets. We cannot exceed this limit unless any excess in borrowing over such level is approved by a majority of our independent directors. We would need to disclose any such approval to our stockholders in our next quarterly report along with the justification for such excess. An approximation of this leverage calculation, excluding indirect leverage held through our unconsolidated joint venture investments, is 75.0% of our assets, other than intangibles, before deducting loan loss reserves, other non-cash reserves and depreciation and as of September 30, 2017, our leverage was 47.1%.

From inception through November 8, 2017, we have raised total gross proceeds of $1.2 billion. We are no longer raising capital from our Primary Offering or, unless otherwise reinstated, our DRP and we have invested or committed to invest a substantial majority of the net proceeds from our Offering. As such, we do not expect significant new investment activity. However, as investments are repaid or sold, we expect that those proceeds will be reinvested. Our inability to invest these proceeds could reduce our net income and limit our ability to make distributions. Further, we have certain fixed direct and indirect operating expenses, including certain expenses as a publicly registered REIT. We expect our net income from operations will be sufficient to cover such expenses.

In addition to making investments in accordance with our investment objectives, we use or have used our capital resources to make certain payments to NS Real Estate Income Advisor II, LLC, or our Prior Advisor, our Advisor and our Dealer Manager. During our organization and offering stage, these payments included payments to our Dealer Manager for selling commissions, dealer manager fees, and distribution fees and payments to our Advisor, Prior Advisor or their affiliates, as applicable, for reimbursement of certain organization and offering costs. However, we will not be obligated to reimburse our Advisor, or its affiliates, as applicable, to the extent that the aggregate of selling commissions, dealer manager fees, distribution fees and other organization and offering costs incurred by us exceed 15.0% of gross proceeds from our Offering. During our acquisition and development stage, we expect to make payments to our Advisor, or its affiliates, as applicable, in connection with the selection and origination or acquisition of investments, the management of our assets and costs incurred by our Advisor in providing services to us. On June 30, 2014, we entered into a new advisory agreement with our Advisor, on terms substantially similar to those set forth in our prior advisory agreement with our Prior Advisor, which has a one-year term but may be renewed for an unlimited number of successive one-year periods upon the mutual consent of our Advisor and our board of directors, including a majority of our independent directors. We renewed our advisory agreement with our Advisor on June 30, 2017 for an additional one-year term, with terms identical to those in effect through June 30, 2017.

Securitization Financing Transactions

In November 2016, we entered into a $284.2 million securitization financing transaction, or Securitization 2016-1. Securitization 2016-1 was collateralized by a pool of 10 CRE debt investments with an aggregate principal balance of $254.7 million primarily originated by us and three senior participations with an aggregate principal balance of $29.5 million originated by NorthStar Income, a company managed by an affiliate of our Sponsor. A total of $194.0 million of permanent, non-recourse, non-mark-to-market investment-grade securitization bonds were issued, representing an advance rate of 68.3%.

An affiliate of NorthStar Income retained $14.9 million of junior participations in the collateral it contributed. As a result of U.S. GAAP requirements for transfers of financial assets, the senior participations are recorded as Loan collateral receivable, related party, on our consolidated balance sheets. Refer to Note 2, “Summary of Significant Accounting Policies” in our accompanying consolidated financial statements for additional information. An affiliate of our Sponsor was appointed special servicer of Securitization 2016-1.

Securitization 2016-1 provides permanent, non-recourse, non-mark-to market financing for a portion of our CRE debt investments that were generally initially financed on our Term Loan Facilities. In the future, we expect to execute similar transactions to finance our newly-originated debt investments that might initially be financed on our Term Loan Facilities, although there is no assurance that will be the case. As of November 8, 2017, we had $80.8 million of securitization bonds issued and outstanding.

Credit Facilities

Our credit facilities include three secured Term Loan Facilities and three secured CMBS Credit Facilities.

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Our Term Loan Facilities provide an aggregate principal amount of up to $650.0 million to finance the origination of first mortgage loans and senior loan participations secured by CRE. The interest rates and advance rates depend on asset type and characteristics. Maturity dates of our Term Loan Facilities range from July 2018 to June 2019 and have extensions available at our option with maturity dates ranging from July 2019 to June 2020, subject to the satisfaction of certain customary conditions.

In July 2017, we exercised the third of four one-year extensions for the Deutsche Bank Term Loan Facility.

In July 2016, we amended the terms of the Morgan Stanley Term Loan Facility, increasing the total potential borrowing capacity under the Morgan Stanley Term Loan Facility from $200.0 million to $300.0 million and, subject to certain conditions precedent, extending the initial maturity of the Morgan Stanley Term Loan Facility by twelve months to June 2019. All other terms governing the Morgan Stanley Term Loan Facility remain substantially the same.

In October 2016, we amended the terms of the Citibank Term Loan Facility, increasing the total potential borrowing capacity under the Citibank Term Loan Facility from $100.0 million to $150.0 million and, subject to certain conditions precedent, extending the initial maturity of the Citibank Term Loan Facility by two years to October 2018. All other terms governing the Citibank Term Loan Facility remain substantially the same.

Our Term Loan Facilities contain representations, warranties, covenants, conditions precedent to funding, events of default and indemnities that are customary for agreements of this type. We are currently in compliance with all of our financial covenants under our Term Loan Facilities. As of November 8, 2017, we had up to $352.2 million of available borrowings under our Term Loan Facilities.

In October 2015, January 2016, and April 2016, we entered into master repurchase agreements, or the Merrill Lynch Facility, Citibank Facility, and JP Morgan Facility, respectively, and collectively the CMBS Credit Facilities, to finance CMBS investments. The CMBS Credit Facilities are on a recourse basis and contain representations, warranties, covenants, conditions precedent to funding, events of default and indemnities that are customary for agreements of this type. The advance rates and maturity dates of our CMBS Credit Facilities depend on asset type.

Cash Flows

The following table presents a summary of our consolidated statements of cash flows for the nine months ended September 30, 2017 and 2016 (dollars in thousands):

	Nine Months Ended September 30,
Cash flow provided by (used in):	2017	2016	Change
Operating activities	$38,934	$23,058	$15,876
Investing activities	(14,095)	(32,576)	18,481
Financing activities	(17,196)	98,797	(115,993)

Net change in cash and cash equivalents	$7,643	$89,279	$(81,636)

Nine Months Ended September 30, 2017 Compared to September 30, 2016

Operating Activities

Our cash flows from operating activities depends on numerous factors including the changes to net interest income and net operating income generated from our investments, distributions from unconsolidated ventures, fees paid to our Advisor for the management of our investments, transaction costs on new investments, and general and administrative expenses. Our net cash provided by operating activities increased by $15.9 million for the nine months ended September 30, 2017 compared to the nine months ended September 30, 2016, primarily as a result of increased invested assets generating higher net interest income and equity in earnings from unconsolidated ventures.

Investing Activities

Our cash flows from investing activities is generally used to fund debt investment originations and investment acquisitions, net of proceeds received from dispositions or repayments of real estate assets. Our net cash used in investing activities for the

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nine months ended September 30, 2017 was primarily a result of originating new CRE debt investments and purchasing an interest in an unconsolidated venture, partially offset by CRE debt repayments as well as distributions received from unconsolidated ventures. Cash flows provided by investing activities for the nine months ended September 30, 2016 was primarily a result of CRE debt sales and repayments, partially offset by originating new CRE debt investments and the purchase of real estate securities.

Financing Activities

Our cash flows from financing activities is principally impacted by our capital raising activities, net of distributions paid on common stock and borrowings credit facilities and mortgage notes payable. Our net cash used in financing activities for the nine months ended September 30, 2017 was primarily a result of the repayment of securitization bonds, distributions paid on common stock and redemption of stock, partially offset by additional borrowings from credit facilities. Our net cash provided by financing activities for the nine months ended September 30, 2016 was primarily a result of additional capital raised from our Primary Offering, which closed in November 2016, partially offset by net repayments of borrowings on investments.

Off-Balance Sheet Arrangements

As of September 30, 2017, we are not dependent on the use of any off-balance sheet financing arrangements for liquidity. We have made investments in unconsolidated ventures. Refer to Note 5, “Investments in Unconsolidated Ventures” in Item 1. “Financial Statements” for a discussion of such unconsolidated ventures in our consolidated financial statements. In each case, our exposure to loss is limited to the carrying value of our investment plus any unfunded commitments and our proportionate share of any obligations owed through joint investments.

Related Party Arrangements

Advisor

Subject to certain restrictions and limitations, our Advisor is responsible for managing our affairs on a day-to-day basis and for identifying, originating, acquiring and asset managing investments on our behalf. Our Advisor may delegate certain of its obligations to affiliated entities, which may be organized under the laws of the United States or foreign jurisdictions. References to our Advisor include our Advisor and any such affiliated entities. For such services, to the extent permitted by law and regulations, our Advisor receives fees and reimbursement from us. Pursuant to the advisory agreement, our Advisor may defer or waive fees in its discretion. Below is a description and table of the fees and reimbursements incurred to our Advisor.

In June 2017, our advisory agreement was renewed for an additional one-year term commencing on June 30, 2017, with terms identical to those in effect through June 30, 2017.

Fees to Advisor

Asset Management Fee

Our Advisor receives a monthly asset management fee equal to one-twelfth of 1.25% of the sum of the amount funded or allocated for CRE investments, including expenses and any financing attributable to such investments, less any principal received on debt and securities investments (or our proportionate share thereof in the case of an investment made through a joint venture).

Incentive Fee

Our Advisor is entitled to receive distributions equal to 15.0% of our net cash flows, whether from continuing operations, repayment of loans, disposition of assets or otherwise, but only after stockholders have received, in the aggregate, cumulative distributions equal to their invested capital plus a 7.0% cumulative, non-compounded annual pre-tax return on such invested capital.

Acquisition Fee

Our Advisor also receives fees for providing structuring, diligence, underwriting advice and related services in connection with real estate acquisitions equal to 1.0% of the amount funded or allocated by us to originate or acquire investments,

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including acquisition costs and any financing attributable to such investments (or our proportionate share thereof in the case of an investment made through a joint venture). A fee paid to our Advisor in connection with or related to the origination or acquisition of CRE debt investments is included in CRE debt investments, net on our consolidated balance sheets and is amortized to interest income over the life of the investment using the effective interest method. An acquisition fee incurred related to an equity investment will generally be expensed as incurred. A fee paid to our Advisor in connection with an acquisition of an equity or debt investment in an unconsolidated joint venture is included in investments in unconsolidated ventures on our consolidated balance sheets.

Disposition Fee

For substantial assistance in connection with the sale of investments and based on the services provided, as determined by our independent directors, our Advisor receives a disposition fee up to 1.0% of the contract sales price of each CRE investment sold. We do not pay a disposition fee upon the maturity, prepayment, workout, modification or extension of a CRE debt investment unless there is a corresponding fee paid by our borrower, in which case the disposition fee is the lesser of: (i) 1.0% of the principal amount of the CRE debt investment prior to such transaction; or (ii) the amount of the fee paid by our borrower in connection with such transaction. If we take ownership of a property as a result of a workout or foreclosure of a CRE debt investment, we will pay a disposition fee upon the sale of such property. A disposition fee from the sale of a CRE investment is generally expensed and included in asset management and other fees—related party in our consolidated statements of operations. A disposition fee for a CRE debt investment incurred in a transaction other than a sale is included in CRE debt investments, net on our consolidated balance sheets and is amortized to interest income over the life of the investment using the effective interest method.

Reimbursements to Advisor

Operating Costs

Our Advisor is entitled to receive reimbursement for direct and indirect operating costs incurred by our Advisor in connection with administrative services provided to us. Our Advisor allocates, in good faith, indirect costs to us related to our Advisor’s and its affiliates’ employees, occupancy and other general and administrative costs and expenses in accordance with the terms of, and subject to the limitations contained in, the advisory agreement with our Advisor. The indirect costs include our allocable share of our Advisor’s compensation and benefit costs associated with dedicated or partially dedicated personnel who spend all or a portion of their time managing our affairs, based upon the percentage of time devoted by such personnel to our affairs. The indirect costs also include rental and occupancy, technology, office supplies, travel and entertainment and other general and administrative costs and expenses. However, there is no reimbursement for personnel costs related to executive officers (although there may be reimbursement for certain executive officers of our Advisor) and other personnel involved in activities for which our Advisor receives an acquisition fee or a disposition fee. Our Advisor allocates these costs to us relative to its and its affiliates’ other managed companies in good faith and has reviewed the allocation with our board of directors, including its independent directors. Our Advisor will update the board of directors on a quarterly basis of any material changes to the expense allocation and will provide a detailed review to the board of directors, at least annually, and as otherwise requested by the board of directors. We reimburse our Advisor quarterly for operating costs (including the asset management fee) based on a calculation for the four preceding fiscal quarters not to exceed the greater of: (i) 2.0% of our average invested assets; or (ii) 25.0% of our net income determined without reduction for any additions to reserves for depreciation, loan losses or other similar non-cash reserves and excluding any gain from the sale of assets for that period. Notwithstanding the above, we may reimburse our Advisor for expenses in excess of this limitation if a majority of our independent directors determines that such excess expenses are justified based on unusual and non-recurring factors. We calculate the expense reimbursement quarterly based upon the trailing twelve-month period.

Organization and Offering Costs

Our Advisor was entitled to receive reimbursement for organization and offering costs paid on behalf of us in connection with our Offering. We were obligated to reimburse our Advisor for organization and offering costs to the extent the aggregate of selling commissions, dealer manager fees, distribution fees and other organization and offering costs do not exceed 15.0% of gross proceeds from our Offering. Our Advisor initially expected cumulative organization and offering costs, excluding selling commissions and dealer manager fees, would not exceed $15.0 million, or 1.0% of the total proceeds

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available to be raised from our Primary Offering. We incurred reimbursable organization and offering costs, excluding selling commissions and dealer manager fees, of $13.0 million, or 1.2% of the gross proceeds of $1.1 billion from the Primary Offering. Our independent directors did not determine that any of the organization and offering costs were unfair or commercially unreasonable to us.

Dealer Manager

Selling Commissions, Dealer Manager Fees, and Distribution Fees

As a result of the Primary Offering closing, effective November 9, 2016, we no longer pay the Dealer Manager selling commissions and dealer manager fees under a dealer manager agreement.

Pursuant to a dealer manager agreement, we pay our Dealer Manager an ongoing distribution fee of up to 1.0% annually of gross proceeds from the sale of Class T shares sold in our Primary Offering, all of which is available to be reallowed to participating broker-dealers. Our Dealer Manager will cease receiving distribution fees with respect to each Class T share upon the earliest to occur of the following: (i) a listing of our shares of common stock on a national securities exchange; (ii) such Class T share is no longer outstanding; (iii) our Dealer Manager’s determination that total underwriting compensation, with respect to all Class A shares and Class T shares would be in excess of 10.0% of the gross proceeds of our Primary Offering; or (iv) the end of the month in which total underwriting compensation, with respect to the Class T shares held by a stockholder within his or her particular account, would be in excess of 10.0% of the stockholder’s total gross investment amount at the time of purchase of the primary Class T shares held in such account.

During the nine months ended September 30, 2017, we recorded a present value adjustment to the estimated liability of distribution fees totaling $0.2 million. As of September 30, 2017, the estimated liability for the present value of the expected future distribution fees payable to the Dealer Manager, which is included in due to related party on our consolidated balance sheets, with an offset to additional paid-in capital, was $4.1 million. We began issuing Class T shares in October 2015 and during the second quarter of 2016, commenced recording the estimated liability for future distribution fees payable related to all outstanding Class T shares. As of December 31, 2016, the estimated liability was $5.0 million. No selling commissions, dealer manager fees, or distribution fees are paid for sales pursuant to our DRP or for shares that were sold pursuant to our distribution support agreement with our Sponsor, or our Distribution Support Agreement. Our Distribution Support Agreement expired in November 2016.

Summary of Fees and Reimbursements

The following table presents the fees and reimbursements incurred and paid to our Advisor and our Dealer Manager for the nine months ended September 30, 2017 and the amounts due to related party as of September 30, 2017 and December 31, 2016 (dollars in thousands):

Type of Fee or Reimbursement	Financial Statement Location	Due to Related Party as of December 31, 2016	Nine Months Ended September 30, 2017		Due to Related Party as of September 30, 2017

			Incurred	Paid
Fees to Advisor Entities
Asset management	Asset management and other fees - related party	$17	$16,164	$(14,381)	$1,800
Acquisition(1)	Real estate debt investments, net / Investments in unconsolidated ventures / Asset management and other fees-related party	—	2,386	(2,386)	—
Disposition(1)	Real estate debt investments, net / Asset management and other fees-related party	85	1,674	(1,759)	—
Reimbursements to Advisor Entities
Operating costs(2)	General and administrative expenses	11	9,326	(6,152)	3,185
Offering	Cost of capital(3)	272	—	(272)	—
Distribution Fees	Cost of capital(3)	4,962	228	(1,131)	4,059

Total		$5,347	$29,778	$(26,081)	$9,044

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(1)

Acquisition/disposition fees incurred to our Advisor related to CRE debt investments are generally offset by origination/exit fees paid to us by borrowers if such fees are required from the borrower. Acquisition fees related to equity investments are included in asset management and other fees—related party in our consolidated statements of operations. From inception through September 30, 2017, our Advisor waived $3.7 million of acquisition fees related to CRE securities and PE Investments.

(2)

As of September 30, 2017, our Advisor has incurred unreimbursed operating costs on our behalf of $13.8 million, that remain eligible to allocate to us. Pursuant to the Combination Agreement, immediately prior to the closing of the Combination, CLNC will, if necessary, declare a special distribution to an affiliate of our Sponsor in an amount that is intended to true up such affiliate for, among other things, the expected present value of the unreimbursed operating costs incurred by our Advisor on our behalf.

(3)	Cost of capital is included in net proceeds from issuance of common stock in our consolidated statements of equity.

Investment Activity

In September 2016, we completed the acquisition of a diversified portfolio of limited partnership or similar equity interests in real estate private equity funds, from NorthStar Realty, or PE Investment III. At acquisition, PE Investment III was comprised of interests in 41 funds managed by 20 institutional-quality sponsors and had an aggregate reported NAV of approximately $344.3 million as of March 31, 2016, or the Record Date. The funds hold interests in assets that are diversified geographically across 24 states and internationally and diversified by investment type, including mixed-use, multifamily, office and hotel properties.

We acquired PE Investment III at a price equal to 92.25% of the NAV as of the Record Date with $33.9 million paid at the closing (reflecting $34.3 million of net distributions due to us as of the closing date) and $204.7 million paid in December 2016. In addition, we assumed approximately $44.7 million of deferred purchase price obligations to third parties from whom NorthStar Realty had originally acquired certain of the fund interests within PE Investment III, which includes the proportionate share of an obligation owed through a joint investment within PE Investment III, totaling $5.6 million. As of September 30, 2017, $37.5 million in deferred purchase price obligations have been paid. We also agreed to indemnify NorthStar Realty in connection with NorthStar Realty’s continuing guarantee of the payment of such deferred obligations. The transaction was approved by our board of directors, including all of its independent directors, and supported by an independent third-party valuation of PE Investment III.

In September 2016, we originated a $98.4 million subordinate interest in an industrial portfolio sponsored and owned by an unaffiliated third party. In connection with the transaction, the third-party sponsor redeemed an interest in an industrial portfolio historically held by NorthStar Realty.

In November 2016, we entered into a $284.2 million securitization financing transaction. Securitization 2016-1 was collateralized by a pool of 10 CRE debt investments with a committed aggregate principal balance of $254.7 million primarily originated by us and three senior participations with a committed aggregate principal balance of $29.5 million originated by NorthStar Income, a company managed by an affiliate of our Sponsor. An affiliate of our Sponsor was appointed special servicer of Securitization 2016-1. The transaction was approved by our board of directors, including all of its independent directors.

In July 2017, we entered into a joint venture with an affiliate of our Sponsor to make a $60.0 million investment in a $180.0 million mezzanine loan which was originated by such affiliate of our Sponsor. Our interest in the joint venture is 50.0% and our interest in the underlying mezzanine loan is 33.3%. Our total commitment is $60.0 million. The transaction was approved by our board of directors, including all of its independent directors.

Recent Developments

Distributions

On November 8, 2017, our board of directors approved a daily cash distribution of $0.001917808 per share of Class A common stock and $0.001917808 per share of Class T common stock less the distribution fees that are payable with respect to such Class T common stock, for each of the three months ended March 31, 2018. Distributions are generally paid to stockholders on the first business day of the month following the month for which the distribution was accrued.

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Inflation

Virtually all of our assets and liabilities are interest rate sensitive in nature. As a result, interest rates and other factors influence our performance significantly more than inflation does. A change in interest rates may correlate with the inflation rate.

Refer to Item 3. “Quantitative and Qualitative Disclosures About Market Risk” for additional details.

Non-GAAP Financial Measures

Funds from Operations and Modified Funds from Operations

We believe that FFO and MFFO, both of which are non-GAAP measures, are additional appropriate measures of the operating performance of a REIT and of us in particular. We compute FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts, or NAREIT, as net income (loss) (computed in accordance with U.S. GAAP), excluding gains (losses) from sales of depreciable property, the cumulative effect of changes in accounting principles, real estate-related depreciation and amortization, impairment on depreciable property owned directly or indirectly and after adjustments for unconsolidated ventures.

Changes in the accounting and reporting rules under U.S. GAAP that have been put into effect since the establishment of NAREIT’s definition of FFO have prompted an increase in the non-cash and non-operating items included in FFO. For instance, the accounting treatment for acquisition fees related to business combinations has changed from being capitalized to being expensed. Additionally, publicly registered, non-traded REITs are typically different from traded REITs because they generally have a limited life followed by a liquidity event or other targeted exit strategy. Non-traded REITs typically have a significant amount of acquisition activity and are substantially more dynamic during their initial years of investment and operation as compared to later years when the proceeds from their initial public offering have been fully invested and when they may seek to implement a liquidity event or other exit strategy. However, it is likely that we will make investments past the acquisition and development stage, albeit at a substantially lower pace.

Acquisition fees paid to our Advisor in connection with the origination and acquisition of debt investments are amortized over the life of the investment as an adjustment to interest income under U.S. GAAP and are therefore included in the computation of net income (loss) and income (loss) before equity in earnings (losses) of unconsolidated ventures and income tax benefit (expense), both of which are performance measures under U.S. GAAP. We adjust MFFO for the amortization of acquisition fees in the period when such amortization is recognized under U.S. GAAP. Acquisition fees are paid in cash that would otherwise be available to distribute to our stockholders. In the event that proceeds from our Offering are not sufficient to fund the payment or reimbursement of acquisition fees and expenses to our Advisor, such fees would be paid from other sources, including new financing, operating cash flow, net proceeds from the sale of investments or from other cash flow. We believe that acquisition fees incurred by us negatively impact our operating performance during the period in which such investments are originated or acquired by reducing cash flow and therefore the potential distributions to our stockholders. However, in general, we earn origination fees for debt investments from our borrowers in an amount equal to the acquisition fees paid to our Advisor, and as a result, the impact of acquisition fees to our operating performance and cash flow would be minimal.

Acquisition fees and expenses paid to our Advisor and third parties in connection with the acquisition of equity investments are generally considered expenses and are included in the determination of net income (loss) and income (loss) before equity in earnings (losses) of unconsolidated ventures and income tax benefit (expense), both of which are performance measures under U.S. GAAP. Such fees and expenses will not be reimbursed by our Advisor or its affiliates and third parties, and therefore, if there are no further proceeds from the sale of shares of our common stock to fund future acquisition fees and expenses, such fees and expenses will need to be paid from either additional debt, operating earnings, cash flow or net proceeds from the sale of investments or properties. All paid and accrued acquisition fees and expenses will have negative effects on future distributions to stockholders and cash flow generated by us, unless earnings from operations or net sales proceeds from the disposition of other properties are generated to cover the purchase price of the property, these fees and expenses and other costs related to such property.

The origination and acquisition of debt investments and the corresponding acquisition fees paid to our Advisor (and any offsetting origination fees received from our borrowers) associated with such activity is a key operating feature of our

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business plan that results in generating income and cash flow in order to make distributions to our stockholders. Therefore, the exclusion for acquisition fees may be of limited value in calculating operating performance because acquisition fees affect our overall long-term operating performance and may be recurring in nature as part of net income (loss) and income (loss) before equity in earnings (losses) of unconsolidated ventures and income tax benefit (expense) over our life.

Due to certain of the unique features of publicly-registered, non-traded REITs, the Investment Program Association, or the IPA, an industry trade group, standardized a performance measure known as MFFO and recommends the use of MFFO for such REITs. Management believes MFFO is a useful performance measure to evaluate our business and further believes it is important to disclose MFFO in order to be consistent with the IPA recommendation and other non-traded REITs. MFFO that adjusts for items such as acquisition fees would only be comparable to non-traded REITs that have completed the majority of their acquisition activity and have other similar operating characteristics as us. Neither the SEC, nor any other regulatory body has approved the acceptability of the adjustments that we use to calculate MFFO. In the future, the SEC or another regulatory body may decide to standardize permitted adjustments across the non-listed REIT industry and we may need to adjust our calculation and characterization of MFFO.

MFFO is a metric used by management to evaluate our future operating performance once our organization and offering and acquisition and development stages are complete and is not intended to be used as a liquidity measure. Although management uses the MFFO metric to evaluate future operating performance, this metric excludes certain key operating items and other adjustments that may affect our overall operating performance. MFFO is not equivalent to net income (loss) as determined under U.S. GAAP. In addition, MFFO is not a useful measure in evaluating NAV since an impairment is taken into account in determining NAV but not in determining MFFO.

We define MFFO in accordance with the concepts established by the IPA and adjust for certain items, such as accretion of a discount and amortization of a premium on borrowings and related deferred financing costs, as such adjustments are comparable to adjustments for debt investments and will be helpful in assessing our operating performance. We also adjust MFFO for the non-recurring impact of the non-cash effect of deferred income tax benefits or expenses, as applicable, as such items are not indicative of our operating performance. Similarly, we adjust for the non-cash effect of unrealized gains or losses on unconsolidated ventures. Our computation of MFFO may not be comparable to other REITs that do not calculate MFFO using the same method. MFFO is calculated using FFO. FFO, as defined by NAREIT, is a computation made by analysts and investors to measure a real estate company’s operating performance. The IPA’s definition of MFFO excludes from FFO the following items:

•	acquisition fees and expenses;

•

non-cash amounts related to straight-line rent and the amortization of above or below market and in-place intangible lease assets and liabilities (which are adjusted in order to reflect such payments from an accrual basis of accounting under U.S. GAAP to a cash basis of accounting);

•	amortization of a premium and accretion of a discount on debt investments;

•	non-recurring impairment of real estate-related investments that meet the specified criteria identified in the rules and regulations of the SEC;

•	realized gains (losses) from the early extinguishment of debt;

•

realized gains (losses) on the extinguishment or sales of hedges, foreign exchange, securities and other derivative holdings except where the trading of such instruments is a fundamental attribute of our business;

•

unrealized gains (losses) from fair value adjustments on real estate securities, including CMBS and other securities, interest rate swaps and other derivatives not deemed hedges and foreign exchange holdings;

•	unrealized gains (losses) from the consolidation from, or deconsolidation to, equity accounting;

•	adjustments related to contingent purchase price obligations; and

•	adjustments for consolidated and unconsolidated partnerships and joint ventures calculated to reflect MFFO on the same basis as above.

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Certain of the above adjustments are also made to reconcile net income (loss) to net cash provided by (used in) operating activities, such as for the amortization of a premium and accretion of a discount on debt and securities investments, amortization of fees, any unrealized gains (losses) on derivatives, securities or other investments, as well as other adjustments.

MFFO excludes non-recurring impairment of real estate-related investments. We assess the credit quality of our investments and adequacy of reserves/impairment on a quarterly basis, or more frequently as necessary. Significant judgment is required in this analysis. With respect to debt investments, we consider the estimated net recoverable value of the loan as well as other factors, including but not limited to the fair value of any collateral, the amount and the status of any senior debt, the prospects for the borrower and the competitive situation of the region where the borrower does business. Fair value is typically estimated based on discounting expected future cash flow of the underlying collateral taking into consideration the discount rate, capitalization rate, occupancy, creditworthiness of major tenants and many other factors. This requires significant judgment and because it is based on projections of future economic events, which are inherently subjective, the amount ultimately realized may differ materially from the carrying value as of the balance sheet date. If the estimated fair value of the underlying collateral for the debt investment is less than its net carrying value, a loan loss reserve is recorded with a corresponding charge to provision for loan losses. With respect to a real estate investment, a property’s value is considered impaired if a triggering event is identified and our estimate of the aggregate future undiscounted cash flow to be generated by the property is less than the carrying value of the property. The value of our investments may be impaired and their carrying values may not be recoverable due to our limited life. Investors should note that while impairment charges are excluded from the calculation of MFFO, investors are cautioned that due to the fact that impairments are based on estimated future undiscounted cash flow and the relatively limited term of a non-traded REIT’s anticipated operations, it could be difficult to recover any impairment charges through operational net revenues or cash flow prior to any liquidity event.

We believe that MFFO is a useful non-GAAP measure for non-traded REITs. It is helpful to management and stockholders in assessing our future operating performance once our organization and offering and acquisition and development stages are complete, because it eliminates from net income non-cash fair value adjustments on our real estate securities and acquisition fees and expenses that are incurred as part of our investment activities. However, MFFO may not be a useful measure of our operating performance or as a comparable measure to other typical non-traded REITs if we do not continue to operate in a similar manner to other non-traded REITs, including if we were to extend our acquisition and development stage or if we determined not to pursue an exit strategy.

However, MFFO does have certain limitations. For instance, the effect of any amortization or accretion on debt investments originated or acquired at a premium or discount, respectively, is not reported in MFFO. In addition, realized gains (losses) from acquisitions and dispositions and other adjustments listed above are not reported in MFFO, even though such realized gains (losses) and other adjustments could affect our operating performance and cash available for distribution. Stockholders should note that any cash gains generated from the sale of investments would generally be used to fund new investments. Any mark-to-market or fair value adjustments may be based on many factors, including current operational or individual property issues or general market or overall industry conditions.

We typically purchase CMBS at a premium or discount to par value, and in accordance with U.S. GAAP, record the amortization of premium/accretion of the discount to interest income, or the CMBS effective yield. We believe that reporting the CMBS effective yield in MFFO provides better insight to the expected contractual cash flows and is more consistent with our review of operating performance.

Neither FFO nor MFFO is equivalent to net income (loss) or cash flow provided by operating activities determined in accordance with U.S. GAAP and should not be construed to be more relevant or accurate than the U.S. GAAP methodology in evaluating our operating performance. Neither FFO nor MFFO is necessarily indicative of cash flow available to fund our cash needs including our ability to make distributions to our stockholders. FFO and MFFO do not represent amounts available for management’s discretionary use because of needed capital replacement or expansion, debt service obligations or other commitments or uncertainties. Furthermore, neither FFO nor MFFO should be considered as an alternative to net income (loss) as an indicator of our operating performance.

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The following table presents a reconciliation of net income (loss) attributable to common stockholders to FFO and MFFO attributable to common stockholders (dollars in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Funds from operations:
Net income (loss) attributable to NorthStar Real Estate Income II, Inc. common stockholders	$5,288	$4,895	$23,676	$12,088
Adjustments:
Depreciation and amortization	4,713	4,695	14,174	15,465
Depreciation and amortization related to non-controlling interests	(59)	(52)	(178)	(161)

FFO attributable to NorthStar Real Estate Income II, Inc. common stockholders	$9,942	$9,538	$37,672	$27,392

Modified funds from operations:
FFO attributable to NorthStar Real Estate Income II, Inc. common stockholders	$9,942	$9,538	$37,672	$27,392
Adjustments:
Amortization of premiums, discounts and fees on investments and borrowings, net	988	1,157	3,484	2,769
Acquisition fees and transaction costs on investments	3,636	313	4,496	1,659
Straight line rental income	(284)	(620)	(825)	(1,109)
Amortization of capitalized above/below market leases	64	112	214	358
Other non-cash adjustments	—	—	—	(128)
Unrealized (gain) loss on investments	158	39	604	39
Realized (gain) loss on investments	650	34	650	34
Adjustments related to non-controlling interests	(11)	(9)	(16)	(28)

MFFO attributable to NorthStar Real Estate Income II, Inc. common stockholders	$15,143	$10,564	$46,279	$30,986

Distributions Declared and Paid

We generally pay distributions on a monthly basis based on daily record dates. From the commencement of our operations on September 18, 2013 through September 30, 2017, we paid distributions at an annualized distribution amount of $0.70, less distribution fees on our Class T shares. Distributions are generally paid to stockholders on the first business day of the month following the month for which the distribution has accrued.

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The following table presents distributions declared for the nine months ended September 30, 2017 and year ended December 31, 2016 (dollars in thousands):

	Nine Months Ended September 30, 2017		Year Ended December 31, 2016
Distributions(1)(2)
Cash	$35,421		$38,081
DRP	23,377		32,774

Total	$58,798		$70,855
Sources of Distributions(1)
Funds from Operations(3)	$37,672	64.0%	$42,866	60.5%
Offering Proceeds - Distribution support	—	—%	1,774	2.5%
Offering proceeds	21,126	36.0%	26,215	37.0%

Total	$58,798	100.0%	$70,855	100.0%

Cash Flow Provided by (Used in) Operations	$38,934		$34,591

(1)	Represents distributions declared for such period, even though such distributions are actually paid to stockholders the month following such period.
(2)

On August 9, 2017, our board of directors approved a daily cash distribution of $0.001917808 per share of Class A common stock and $0.001917808 per share of Class T common stock less the distribution fees that are payable with respect to such Class T common stock, for each of the three months ended December 31, 2017.

(3)

For the period from the date of our first investment on September 18, 2013 through September 30, 2017, we declared $183.7 million in distributions, of which 49.0% was paid from FFO, 49.0% was paid from offering proceeds and 2.0% was paid from distribution support proceeds. Cumulative FFO for the period from September 18, 2013 through September 30, 2017 was $90.1 million.

Distributions in excess of our cash flow provided by operations were paid using Offering proceeds, including from the purchase of additional shares under the Distribution Support Agreement, which terminated upon completion of the Primary Offering. Over the long-term, we expect that our distributions will be paid entirely from cash flow provided by operations. However, our operating performance cannot be accurately predicted and may deteriorate in the future due to numerous factors, including our ability to raise and invest capital at favorable yields, the financial performance of our investments in the current real estate and financial environment, the type and mix of our investments and accounting of our investments in accordance with U.S. GAAP. Future distributions declared and paid may exceed cash flow provided by operations.

As of November 8, 2017, our portfolio generated a 11.6% current yield on invested equity before expenses and excluding uninvested cash. There is no assurance we will realize the expected returns on invested equity over the term of these investments. Our actual return on invested equity could vary significantly from our expectations.

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Item 3. Quantitative and Qualitative Disclosures About Market Risk

We are primarily subject to interest rate risk, credit spread risk and credit risk. These risks are dependent on various factors beyond our control, including monetary and fiscal policies, domestic and international economic conditions and political considerations. Our market risk sensitive assets, liabilities and related derivative positions are held for investment and not for trading purposes.

Interest Rate Risk

We may be subject to interest rate changes as a result of long-term borrowings used to acquire real estate equity investments and may also be exposed to changes in net interest income of our real estate debt investments, which is the difference between the income earned and the interest expense incurred in connection with our borrowings and derivatives.

Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings, prepayment penalties and cash flows and to lower overall borrowing costs by borrowing primarily at fixed rates or variable rates with the lowest margins available and by evaluating hedging opportunities.

Our CRE debt and securities investments bear interest at either a floating or fixed-rate. The interest rate on our floating-rate assets is a fixed spread over an index such as LIBOR and typically reprices every 30 days based on LIBOR in effect at the time. Currently, most of our floating-rate CRE debt investments have a fixed minimum LIBOR floor. We will not benefit from an increase in LIBOR until it is in excess of the LIBOR floors. Given the frequent and periodic repricing of our floating-rate assets, changes in benchmark interest rates are unlikely to materially affect the value of our floating-rate portfolio. Changes in short-term rates will, however, affect income from our investments.

A change in interest rates could affect the value of our fixed-rate CRE debt and securities investments. For instance, an increase in interest rates would result in a higher required yield on investments, which would decrease the value on existing fixed-rate investments in order to adjust their yields to current market levels.

Our general financing strategy has focused on the use of “match-funded” structures. This means that we seek to align the maturities of our liabilities with the maturities on our assets as closely as possible in order to manage the risks of being forced to refinance our liabilities prior to the maturities of our assets. In addition, we seek to match interest rates on our assets with like-kind borrowings, so fixed-rate investments are financed with fixed-rate borrowings and floating-rate assets are financed with floating-rate borrowings, directly or indirectly, through the use of interest rate swaps, caps and other financial instruments or through a combination of these strategies. We are subject to interest rate risk because, on certain investments, we maintain a net floating-rate asset position, and therefore our income will increase with increases in interest rates and decrease with declines in interest rates. As of September 30, 2017, 83.8% of the outstanding principal of our debt investments were floating rate investments and 70.4% of our total borrowings were floating rate liabilities. Of the floating rate liabilities, 76.4% related to CRE debt investments financing, 16.0% related to a CRE equity investment mortgage note payable, and 7.6% related to CRE securities financing. As of September 30, 2017, a hypothetical 100 basis point increase in interest rates (including the effect of the interest rate floor) would increase income by $1.4 million annually, net of interest expense.

Credit Spread Risk

The value of our fixed and floating-rate investments also changes with market credit spreads. This means that when market-demanded risk premium, or credit spread, increases, the value of our fixed and floating-rate assets decrease and vice versa. Fixed-rate assets are valued based on a market credit spread over the rate payable on fixed-rate U.S. Treasury of like maturity. This means that their value is dependent on the yield demanded on such assets by the market, based on their credit relative to U.S. Treasuries. The floating-rate CRE debt and securities investments are valued based on a market credit spread over the applicable LIBOR. Demand for a higher yield on investments results in higher or “wider” spread over the benchmark rate (usually the applicable U.S. Treasury yield) to value these assets. Under these conditions, the value of our portfolio should decrease. Conversely, if the spread used to value these assets were to decrease or “tighten,” the value of these assets should increase.

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Credit Risk

Credit risk in our CRE debt and securities investments relates to each individual borrower’s ability to make required interest and principal payments on scheduled due dates. We seek to manage credit risk through our Advisor’s comprehensive credit analysis prior to making an investment, actively monitoring our portfolio and the underlying credit quality, including subordination and diversification of our portfolio. Our analysis is based on a broad range of real estate, financial, economic and borrower-related factors which we believe are critical to the evaluation of credit risk inherent in a transaction. For the nine months ended September 30, 2017, one debt investment contributed more than 10% of interest income.

We are subject to the credit risk of the borrower when we make CRE debt and securities investments. We undertake a rigorous credit evaluation of each borrower prior to making an investment. This analysis includes an extensive due diligence investigation of the borrower’s creditworthiness and business as well as an assessment of the strategic importance of the underlying real estate to the borrower’s core business operations.

Item 4.	Controls and Procedures

Disclosure Controls and Procedures

As of the end of the period covered by this report, the Company’s management conducted an evaluation, as required under Rules 13a-15(b) and 15d-15(b) under the Securities Exchange Act of 1934, as amended, or Exchange Act, under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act).

Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures are effective. Notwithstanding the foregoing, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will detect or uncover failures to disclose material information otherwise required to be set forth in the Company’s periodic reports.

Internal Control over Financial Reporting

Changes in Internal Control over Financial Reporting.

There have not been any changes in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the most recent fiscal quarter that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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PART II.	Other Information

Item 1.	Legal Proceedings

We may be involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, in the opinion of management, any current legal proceedings are not expected to have a material adverse effect on our financial position or results of operations.

Item 1A.	Risk Factors

There are no material changes from the risk factors previously disclosed in our Annual Report on Form 10-K for the fiscal year ended December 31, 2016 as filed with the SEC on March 17, 2017, except as noted below.

We have paid and may continue to pay distributions from sources other than our cash flow provided by operations, and as a result we will have less cash available for investments and stockholders’ overall return may be reduced.

Our organizational documents permit us to pay distributions from any source, including Offering proceeds, borrowings, our Advisor’s agreement to defer, reduce or waive fees (or accept, in lieu of cash, shares of our common stock) or sales of assets or we may make distributions in the form of taxable stock dividends. We have not established a limit on the amount of proceeds we may use to fund distributions. We have funded our cash distributions paid to date using net proceeds from our Offering and we may do so in the future. Until the proceeds from our Offering are fully invested, and otherwise during the course of our existence, we may not generate sufficient cash flow from operations to fund distributions.

During our initial public offering, pursuant to a distribution support agreement, in certain circumstances where our cash distributions exceeded our MFFO, an affiliate of our Sponsor, (previously a subsidiary of NorthStar Realty) purchased 0.6 million shares of our Class A common stock (which included the $2.0 million of shares purchased to satisfy the minimum offering amount) at a weighted average price of $9.05 per share to provide additional cash to support distributions to stockholders. The sale of these shares resulted in the dilution of the ownership interests of our public stockholders. Our Distribution Support Agreement expired in November 2016. For the nine months ended September 30, 2017, we declared distributions of $58.8 million compared to cash provided by operating activities of $38.9 million with $21.1 million, or 36% of the distributions declared during this period being paid using proceeds from our Offering. For the year ended December 31, 2016, we declared distributions of $70.9 million compared to cash provided by operating activities of $34.6 million with $28.0 million, or 40% of the distributions declared during this period being paid using proceeds from our Offering, including the purchase of additional shares by an affiliate of our Sponsor (previously a subsidiary of NorthStar Realty).

On August 25, 2017, in connection with our entry into the Combination Agreement, our board of directors voted to suspend the DRP until further notice. Pursuant to the terms of the DRP, the suspension went into effect prior to the monthly distributions to be paid on or about October 1, 2017 and as a result, all stockholders will receive only cash distributions unless and until the DRP is reinstated.

Stockholders cannot be sure of the market price of the CLNC common stock they will receive as consideration.

Upon completion of mergers of each of us and NorthStar Income I with and into CLNC as contemplated by the Combination Agreement, which we refer to as the Mergers, our stockholders will receive shares of CLNC class B common stock, which will subsequently convert to shares of CLNC’s class A common stock at various times as further described in the Combination Agreement. We anticipate that CLNC’s class A common stock will be traded on a national securities exchange; however, prior to the Combination, there has not been and will not be an established public trading market for CLNC common stock. The market price of the CLNC class A common stock following the Combination will be unknown until the commencement of trading of CLNC class A common stock upon the consummation of the Combination. The value of the CLNC class B common stock will be based on the market price of the CLNC class A common stock at the time that the applicable class of CLNC class B common stock converts to CLNC class A common stock. Therefore, stockholders will not know the value of the consideration they will receive for the Mergers until the completion of the Combination.

The NorthStar II exchange ratio in the Combination is fixed and generally will not be adjusted for changes affecting us.

If the Mergers are completed, and assuming the exchange ratio is not adjusted pursuant to the terms of the Combination Agreement, each outstanding share of our common stock will be converted into the right to receive 0.3511 (which we refer to

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as the NorthStar II exchange ratio) shares of CLNC class B common stock, classified as follows: (i) 10% as shares of CLNC class B-1 common stock, (ii) 45% as shares of CLNC class B-2 common stock and (iii) 45% as shares of CLNC class B-3 common stock.

The NorthStar II exchange ratio is fixed and may be adjusted only under certain limited circumstances as set forth in the Combination Agreement and will not be adjusted to reflect any changes in the value of our common stock between the signing of the Combination Agreement and the closing of the Mergers. However, immediately prior to the closing of the Combination, if we have generated the least amount of cash leakage as compared to NorthStar Income I during the period from July 1, 2017 through the day immediately preceding the closing date, excluding the dividend payment made on July 1, 2017), we will declare a special dividend in order to true up the agreed contribution values of us and NorthStar Income I in relation to each other. In addition, immediately prior to the closing of the Combination, CLNC will, if necessary, declare a special distribution to CLNS OP in an amount that is intended to true up CLNS OP for the difference between (i) the sum of (a) the loss in value of us and NorthStar Income I as a result of the distributions made by us and NorthStar Income I in excess of funds from operations from July 1, 2017 through the day immediately preceding the closing date (excluding the dividend payment made on July 1, 2017), (b) funds from operations for the Contributed Entities (as defined in the Combination Agreement) from July 1, 2017 through the day immediately preceding the closing date of the Combination, (c) cash contributions or contributions of certain intercompany receivables made to the Contributed Entities from July 1, 2017 through the day immediately preceding the closing date and (d) the expected present value of certain unreimbursed operating expenses of us and NorthStar Income I paid on each company’s behalf by their respective advisors, and (ii) cash distributions made by the Contributed Entities from July 1, 2017 through the day immediately preceding the closing date, excluding the Goodwill Distribution (as defined in the Combination Agreement).

Completion of the Combination is subject to many conditions and if these conditions are not satisfied or waived, the Combination will not be completed.

Completion of the Combination is subject to many conditions that must be satisfied or waived under the Combination Agreement in order for the Combination to be completed including, among others, receipt of approval of our stockholders and the stockholders of NorthStar Income I.

In addition, each of the parties may terminate the Combination Agreement under certain circumstances, including, among other reasons, if the Combination is not completed by the outside date (as set forth in the Combination Agreement).

There can be no assurance that the conditions to the closing of the Combination will be satisfied or waived. For example, CLNC’s ability to qualify as a REIT depends, in part, on its acquisition of our and NorthStar Income I’s qualifying REIT assets in the Mergers. Accordingly, for CLNC’s counsel to deliver the REIT qualification opinion that is a condition to the closing of the Combination, CLNC must be able to project, and its counsel to reasonably assume, that CLNC will satisfy the REIT income and asset tests for the entire taxable year of the Mergers. Accordingly, there can be no assurance that the Combination, including the Mergers, will be completed.

If the Combination does not occur, we may incur payment obligations to the others.

If the Combination Agreement is terminated under certain circumstances, we may be required to pay NorthStar Income I and/or CLNS OP certain termination fees of approximately $41.6 million or transaction expenses of up to $10.0 million each (depending on the specific circumstances).

Our stockholders, as a group, will hold a significantly smaller share of CLNC following the closing of the Combination than they currently do as stockholders of us.

Following the Combination, our former stockholders are expected to hold approximately 31% of CLNC immediately after the completion of the Combination, on a fully diluted basis. Consequently, our stockholders, as a group, will exercise less influence over the management and policies of CLNC after the completion of the Combination than they currently exercise over the management and policies of us. In addition, our charter includes certain provisions required by the Statement of Policy Regarding Real Estate Investment Trusts published by the North American Securities Administrators Association, or the NASAA REIT Guidelines, which apply to REITs with shares that are publicly registered with the SEC but are not listed on a national securities exchange, including certain director removal rights. The CLNC charter does not include provisions based on the NASAA REIT Guidelines and such guidelines would not apply to CLNC.

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If the Mergers are approved, the date on which our stockholders will receive CLNC common stock is uncertain.

Even if the Mergers are approved by our stockholders and NorthStar Income I’s stockholders, the date on which the Mergers are consummated and our stockholders will receive CLNC common stock will remain uncertain, and may not occur at all. Although it is expected that the Mergers will be consummated in the first quarter of 2018, the completion date of the Mergers might be later than expected due to delays in satisfying the conditions to the closing of the Combination (including the listing by CLNC of its class A common stock on a national securities exchange) or other unforeseen events. In addition, there can be no assurance that the Mergers will be completed even if the required stockholder approvals are obtained.

The Combination Agreement includes restrictions on our ability to make distributions to our stockholders, even if we would otherwise have net income and net cash available to make such distributions.

Pursuant to the Combination Agreement, we are permitted to make our regular daily dividend distributions to our stockholders of up to $0.001917808 per share of our common stock prior to the closing of the Mergers. Our board of directors may also declare a special dividend in cash in respect of our common stock to the extent the cash leakage of NorthStar Income I exceeds any cash leakage of us prior to the closing of the Mergers.

We are permitted under the Combination Agreement to make certain minimum distributions in excess of the above limits as needed in order to maintain our respective statuses as REITs. In the event the amounts of permitted dividends described above are exceeded, pursuant to a distribution necessary for us to qualify as a REIT or to avoid the incurrence of any income or excise tax, the NorthStar II exchange ratio will be adjusted.

Therefore, even if we have available net income or net cash to make distributions to our stockholders and satisfy any other conditions to make such distributions, the terms of the Combination Agreement could prohibit such action.

We will be subject to business uncertainties and certain operation restrictions until consummation of the Combination.

Uncertainty about the effect of the Mergers may have an adverse effect on us. These uncertainties could disrupt our business and cause investors and others that deal with us to seek to change existing business relationships, cease doing business with us or cause potential new business partners or investment counterparties to delay doing business with us until the Combination has been completed successfully. In addition, the Combination Agreement restricts us from making certain acquisitions and investments and taking other specified actions without the consent of the other parties until the Combination occurs. These restrictions may prevent us from pursuing attractive business opportunities that may arise prior to the completion of the Combination, even if such actions would otherwise prove beneficial to our stockholders. Those operating covenants will continue to apply until the Mergers occur.

Failure to complete the Combination could negatively affect our value and our future business and financial results.

If the Combination Agreement is terminated and the Combination is not completed for any reason, including as a result of our stockholders’ or NorthStar Income I stockholders’ failing to approve the necessary proposals, our ongoing business could be adversely affected and, without realizing any of the benefits of having completed the Combination, may be subject to several risks, including that:

•	we may experience negative reactions from our investors;
•

we will be required to pay certain costs relating to the Combination, whether or not the Combination is completed, and, depending on the circumstances relating to a termination, may be required to pay certain termination fees or transaction expenses; and

•	our management’s focus and resources may be diverted from operational matters and other strategic opportunities while working to implement the Combination.

If either of the Mergers does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, stockholders participating in such Merger may be required to pay substantial U.S. federal income taxes.

Although the parties intend that each of the Mergers will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, it is possible that the Internal Revenue Service, which we refer to as the IRS, could assert that one or both of the Mergers fails to so qualify. If the IRS were to be successful in any such contention, or if for any other reason any such

G-2-77

Merger were to fail to qualify as a “reorganization,” each U.S. holder participating in any such Merger would recognize gain or loss with respect to all such U.S. holder’s shares of stock based on the difference between: (i) that U.S. holder’s tax basis in the relevant shares; and (ii) the aggregate cash and the fair market value of the shares of stock received in the applicable Merger.

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds

Use of Proceeds from Registered Securities

On May 6, 2013, our registration statement on Form S-11 (File No. 333-185640) for our Offering of up to $1.65 billion in shares of common stock in any combination of our Class A and Class T shares, consisting of $1.5 billion issuable pursuant to our Primary Offering and $150.0 million issuable pursuant to our DRP, was declared effective under Securities Act of 1933, as amended, or the Securities Act. We commenced our Offering on the same date and retained our Dealer Manager to serve as our dealer manager of our Offering.

In March 2015, our board of directors determined to extend our Offering for one year to May 2016. In April 2016, the board of directors further extended our Offering for an additional six months, or such longer period as permitted by law.

Our Primary Offering closed effective November 9, 2016. Following the termination of the Primary Offering and until its suspension as described below, we continued to offer and sell shares pursuant to our DRP at the most recently disclosed estimated value per share of each share class. Prior to the closing of the Primary Offering, $150.0 million of the unsold shares remaining from our Primary Offering were allocated to our DRP, for a total of $300.0 million in shares offered pursuant to our DRP. On August 25, 2017, in connection with the entry into the Combination Agreement, our board of directors voted to suspend the DRP until further notice. Pursuant to the terms of the DRP, the suspension went into effect prior to the monthly distributions to be paid on or about October 1, 2017 and as a result, our stockholders will receive only cash distributions through the completion of the Combination unless and until the DRP is reinstated.

As of September 30, 2017, we sold the following shares of common stock and raised the following gross proceeds in connection with our Offering (dollars and shares in thousands):

	Shares(1)	Proceeds(1)
Primary Offering	109,173	$1,084,098
DRP	8,608	81,743

Total	117,781	$1,165,841

(1)	Excludes shares repurchased.

From the commencement of our Offering through September 30, 2017, we incurred $65.3 million in selling commissions, $31.9 million in dealer manager fees, $12.5 million in other offering costs and $2.1 million in distribution fees in connection with the issuance and distribution of our registered securities and $80.6 million of these costs have been reallowed to third party participating broker dealers.

From the commencement of our Offering through September 30, 2017, the net proceeds to us from our Offering, after deducting the total expenses incurred described above, were $1.1 billion. From the commencement of our Offering through September 30, 2017, including recycled capital, we used $647.0 million to acquire and originate real estate debt investments, $518.3 million to purchase real estate equity investments, $39.0 million to purchase real estate securities investments and $19.7 million to pay our Advisor and Prior Advisor acquisition fees.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We adopted our Share Repurchase Program effective May 6, 2013, which enables stockholders to sell their shares to us in limited circumstances. We may not repurchase shares unless a stockholder has held shares for at least one year. However, we may repurchase shares held for less than one year in connection with a stockholder’s death or qualifying disability. We are not obligated to repurchase shares under our Share Repurchase Program. We fund repurchase requests received during a quarter with proceeds set aside for that purpose which are not expected to exceed proceeds received from our DRP. However, to the extent that the aggregate DRP proceeds are not sufficient to fund repurchase requests, our board of directors may, in its

G-2-78

sole discretion, choose to use other sources of funds. Subject to funds being available, we will limit the number of shares redeemed pursuant to our Share Repurchase Program to: (i) 5.0% of the weighted average number of shares of our common stock outstanding during the prior calendar year; and (ii) those that could be funded from the net DRP proceeds in the prior calendar year plus such additional funds as may be reserved for that purpose by our board of directors; provided, however, that the above volume limitations shall not apply to repurchases requested within two years after the death or qualifying disability of a stockholder. Our board of directors may, in its sole discretion, amend, suspend or terminate our Share Repurchase Program at any time provided that any amendment that adversely affects the rights or obligations of a participant (as determined in the sole discretion of our board of directors) will take effect only upon ten days’ prior written notice except that changes in the number of shares that can be repurchased during any calendar year will take effect only upon ten business days’ prior written notice. We may provide written notice by filing a Current Report on Form 8-K with the SEC. In addition, our Share Repurchase Program will terminate in the event a secondary market develops for our shares or a listing of our shares occurs on a national exchange or are included for quotation in a national securities market. On August 25, 2017, in connection with the entry into the Combination Agreement, our board of directors voted to suspend our Share Repurchase Program until further notice. The suspension of our Share Repurchase Program went effective as of September 7, 2017 and as a result, pursuant to the terms of the Share Repurchase Program, no further share repurchases will be processed.

During the nine months ended September 30, 2017, we repurchased shares of our common stock as follows:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plan or Program	Maximum Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plan or Program
January 1 to January 31	—	$—	—	(1)
February 1 to February 28	474,893	9.48	474,893
March 1 to March 31	—	—	—
April 1 to April 30	—	—	—
May 1 to May 31	478,003	9.39	478,003
June 1 to June 30	—	—	—
July 1 to July 31	—	—	—
August 1 to August 31	756,307	9.38	756,307
September 1 to September 30	—	—	—

Total	1,709,203	$9.41	1,709,203

(1)

Subject to funds being available, and if our Share Repurchase Program resumes, we will limit the number of shares of our common stock repurchased during any calendar year to 5.0% of the weighted average number of shares of our common stock outstanding during the prior calendar year; provided however, shares of our common stock subject to a repurchase requested upon the death of a stockholder will not be subject to this cap.

Unregistered Sales of Equity Securities

During the three months ended September 30, 2017, we did not issue any equity securities that were not registered under the Securities Act. All prior sales of unregistered securities have been previously reported on quarterly reports on Form 10-Q and annual reports on Form 10-K.

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Item 6.	Exhibits

Exhibit Number	Description of Exhibit
2.1

Master Combination Agreement, dated as of August 25, 2017, among Colony Capital Operating Company, LLC, NRF RED REIT Corp., NorthStar Real Estate Income Trust, Inc., NorthStar Real Estate Income Trust Operating Partnership, LP, NorthStar Real Estate Income II, Inc., NorthStar Real Estate Income Operating Partnership II, LP, Colony NorthStar Credit Real Estate, Inc. and Credit RE Operating Company, LLC (filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 28, 2017 and incorporated herein by reference)

3.1

Articles of Amendment and Restatement of NorthStar Real Estate Income II, Inc. (filed as Exhibit 3.1 to Amendment No. 3 to the Company’s Registration Statement on Form S-11 (File No. 333-185640) filed with the SEC on May 2, 2013 and incorporated herein by reference)

3.2

Amended and Restated Bylaws of NorthStar Real Estate Income II, Inc. (filed as Exhibit 3.2 to Post-Effective Amendment No. 4 to the Company’s Registration Statement on Form S-11 (File No. 333-185640) filed with the SEC on April 18, 2014 and incorporated herein by reference)

3.3

Articles of Amendment of NorthStar Real Estate Income II, Inc., dated October 7, 2015 (filed as Exhibit 3.3 to Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 11 to the Company’s Registration Statement on Form S-11 (File No. 333-185640) filed with the SEC on October 9, 2015 and incorporated herein by reference)

3.4

Articles Supplementary of NorthStar Real Estate Income II, Inc., dated October 7, 2015 (filed as Exhibit 3.4 to Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 11 to the Company’s Registration Statement on Form S-11 (File No. 333-185640) filed with the SEC on October 9, 2015 and incorporated herein by reference)

4.1

Amended and Restated Distribution Reinvestment Plan (included as Appendix A to Post-Effective Amendment No. 18 to the Company’s Registration Statement on Form S-3D (File No. 333-185640) filed with the SEC on November 17, 2016 and incorporated herein by reference)

31.1*	Certification by the Chief Executive Officer pursuant to 17 CFR 240.13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2*	Certification by the Chief Financial Officer pursuant to 17 CFR 240.13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1*

Certification by the Chief Executive Officer pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2*

Certification by the Chief Financial Officer pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101*

The following materials from the NorthStar Real Estate Income II, Inc. Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets as of September 30, 2017 (unaudited) and December 31, 2016; (ii) Consolidated Statements of Operations (unaudited) for the three and nine months ended September 30, 2017 and 2016; (iii) Consolidated Statements of Comprehensive Income (Loss) (unaudited) for the three and nine months ended September 30, 2017 and 2016; (iv) Consolidated Statements of Equity for the nine months ended September 30, 2017 (unaudited) and the year ended December 31, 2016; (v) Consolidated Statements of Cash Flows (unaudited) for the nine months ended September 30, 2017 and 2016; and (vi) Notes to Consolidated Financial Statements (unaudited)

*	Filed herewith

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NorthStar Real Estate Income II, Inc.

Date: November 13, 2017	By:	/s/ DANIEL R. GILBERT
		Name:	Daniel R. Gilbert
		Title:	Chairman, Chief Executive Officer and President

	By:	/s/ FRANK V. SARACINO
		Name:	Frank V. Saracino
		Title:	Chief Financial Officer and Treasurer

G-2-81

Annex H-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Members

CLNS Investment Entities

We have audited the accompanying combined balance sheets of the CLNS Investment Entities (as described in Note 1 to the combined financial statements and collectively, the “Companies”) as of December 31, 2016 and 2015, and the related combined statements of operations, equity and cash flows for each of the two years in the period ended December 31, 2016. Our audits also included the financial statement schedules listed in the Index. These financial statements and schedules are the responsibility of the Companies’ management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Companies’ internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Companies’ internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of the CLNS Investment Entities at December 31, 2016 and 2015, and the combined results of their operations and their cash flows for each of the two years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ Ernst & Young LLP

Los Angeles, California

September 27, 2017

H-1-1

CLNS INVESTMENT ENTITIES

COMBINED BALANCE SHEETS

(In thousands)

	September 30, 2017 (unaudited)	December 31, 2016	December 31, 2015

Assets
Cash	$55,622	$13,982	$6,338
Restricted cash	52,783	58,530	98,012
Loans receivable, net
Held for investment	1,506,384	1,523,426	1,797,525
Held for sale	—	29,354	—
Real estate, net
Held for investment	209,527	—	9,016
Held for sale	—	8,938	—
Investments in unconsolidated ventures ($53,677, $0 and $0 at fair value)	233,260	155,537	120,426
Deferred leasing costs and intangible assets, net	11,376	20	—
Other assets ($126, $0 and $0 at fair value)	50,945	12,405	25,657

Total assets	$2,119,897	$1,802,192	$2,056,974

Liabilities
Debt, net	$486,417	$502,413	$826,132
Accrued and other liabilities ($17, $0 and $0 at fair value)	57,398	64,215	113,028

Total liabilities	543,815	566,628	939,160

Commitments and contingencies (Note 10)
Equity
CLNS Owner	1,221,514	884,716	817,774
Other Owners	344,526	341,167	290,088

Total owners’ equity	1,566,040	1,225,883	1,107,862
Noncontrolling interests	10,042	9,681	9,952

Total equity	1,576,082	1,235,564	1,117,814

Total liabilities and equity	$2,119,897	$1,802,192	$2,056,974

The accompanying notes are an integral part of these combined financial statements.

H-1-2

CLNS INVESTMENT ENTITIES

COMBINED BALANCE SHEETS

(In thousands)

The following table presents the assets and liabilities recorded in the combined balance sheets attributable to securitization vehicles consolidated as variable interest entities:

	September 30, 2017 (Unaudited)	December 31, 2016	December 31, 2015

Assets
Cash	$17,677	$3,234	$2,453
Loans receivable, net	493,498	694,077	949,400
Real estate, net	8,139	8,873	9,016
Other assets	54,666	65,426	93,655

Total assets	$573,980	$771,610	$1,054,524

Liabilities
Debt, net	$222,340	$400,600	$663,501
Other liabilities	33,846	63,175	80,328

Total liabilities	$256,186	$463,775	$743,829

The accompanying notes are an integral part of these combined financial statements.

H-1-3

CLNS INVESTMENT ENTITIES

COMBINED STATEMENTS OF OPERATIONS

(In thousands)

	Nine Months Ended September 30,		Year Ended December 31,
	2017 (unaudited)	2016 (unaudited)	2016	2015

Revenues
Interest income	$108,442	$105,203	$140,529	$112,326
Property operating income	17,207	866	1,138	99
Other income	659	432	536	287

Total revenues	126,308	106,501	142,203	112,712

Expenses
Interest expense	20,204	20,166	26,031	18,949
Property operating expense	5,707	689	905	67
Transaction, investment and servicing expense (including $362, $289, $417 and $441 reimbursed to affiliates, respectively	2,126	1,233	1,767	1,920
Depreciation and amortization	7,567	135	146	—
Provision for loan loss	—	1,847	3,386	721
Administrative expenses (Note 9)	9,654	11,396	15,437	15,315

Total expenses	45,258	35,466	47,672	36,972

Other income (loss)
Other loss, net	(393)	(31)	(56)	—
Earnings from investments in unconsolidated ventures	15,299	12,419	16,067	6,115

Net income before income taxes	95,956	83,423	110,542	81,855
Income tax expense	(127)	(869)	(1,521)	(247)

Net income	95,829	82,554	109,021	81,608
Net income attributable to noncontrolling interests	516	601	736	1,054

Net income attributable to owners	$95,313	$81,953	$108,285	$80,554

The accompanying notes are an integral part of these combined financial statements.

H-1-4

CLNS INVESTMENT ENTITIES

COMBINED STATEMENTS OF EQUITY

(In thousands)

	CLNS Owner	Other Owners	Total Owners’ Equity	Noncontrolling Interests	Total Equity
Balance at January 1, 2015	$502,810	$175,226	$678,036	$10,136	$688,172
Net income	58,079	22,475	80,554	1,054	81,608
Pushdown accounting adjustments (Note 2)	12,222	14,366	26,588	—	26,588
Contributions	463,885	141,114	604,999	97	605,096
Distributions	(219,222)	(63,093)	(282,315)	(1,335)	(283,650)

Balance at December 31, 2015	817,774	290,088	1,107,862	9,952	1,117,814
Net income	76,051	32,234	108,285	736	109,021
Contributions	113,024	95,520	208,544	98	208,642
Distributions	(122,133)	(76,675)	(198,808)	(1,105)	(199,913)

Balance at December 31, 2016	884,716	341,167	1,225,883	9,681	1,235,564
Net income (unaudited)	67,087	28,226	95,313	516	95,829
Equity contribution from CLNS Merger (unaudited) (Note 2)	332,800	—	332,800	—	332,800
Contributions (unaudited)	62,018	41,492	103,510	251	103,761
Distributions (unaudited)	(125,107)	(66,359)	(191,466)	(406)	(191,872)

Balance at September 30, 2017 (unaudited)	$1,221,514	$344,526	$1,566,040	$10,042	$1,576,082

The accompanying notes are an integral part of these combined financial statements.

H-1-5

CLNS INVESTMENT ENTITIES

COMBINED STATEMENTS OF CASH FLOWS

(In thousands)

	Nine Months Ended September 30,		Year Ended December 31,
	2017 (unaudited)	2016 (unaudited)	2016	2015

Cash Flows from Operating Activities
Net income	$95,829	$82,554	$109,021	$81,608
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of discount and net origination fees on purchased and originated loans	(6,212)	(5,381)	(8,112)	(3,781)
Paid-in-kind interest	(6,006)	(6,605)	(7,884)	(8,040)
Amortization of deferred financing costs and debt discount and premium	2,840	4,144	5,975	4,944
Earnings from investments in unconsolidated ventures	(15,299)	(12,419)	(16,067)	(6,115)
Distributions of income from equity method investments	4,113	850	1,058	59
Provision for loan losses	—	1,847	3,386	721
Depreciation and amortization	7,567	135	146	—
Changes in operating assets and liabilities:
Decrease in restricted cash	529	—	—	544
(Increase) decrease in other assets	(3,578)	433	671	(6,264)
(Decrease) increase in accrued and other liabilities	(5,730)	(184)	369	998
Other adjustments, net	134	(282)	(55)	—

Net cash provided by operating activities	74,187	65,092	88,508	64,674

Cash Flows from Investing Activities
Contributions to investments in unconsolidated ventures	(15,914)	(16,351)	(21,433)	(104,134)
Distributions from investments in unconsolidated ventures	32,160	—	1,331	3,317
Cash acquired in the CLNS Merger (Note 2)	915	—	—	—
Net disbursements on originated loans	(155,542)	(203,763)	(257,641)	(860,175)
Repayments of loans receivable	295,853	211,467	357,043	43,370
Proceeds from sales of loans receivable	17,509	113,582	141,500	95,000
Cash receipts in excess of accretion on purchased credit impaired loans	45,159	—	18,121	9,894
Improvements of real estate	(312)	(40)	(67)	—
Proceeds from sales of real estate	8,872	—	—	—

Net cash provided by (used in) investing activities	228,700	104,895	238,854	(812,728)

H-1-6

CLNS INVESTMENT ENTITIES

COMBINED STATEMENTS OF CASH FLOWS (CONTINUED)

(In thousands)

	Nine Months Ended September 30,		Year Ended December 31,
	2017 (Unaudited)	2016 (Unaudited)	2016	2015

Cash Flows from Financing Activities
Funds from borrowings	54,761	22,895	81,077	676,486
Repayment of borrowings	(227,180)	(250,752)	(407,282)	(252,902)
Payment of financing costs	(717)	(375)	(2,242)	(7,038)
Contributions from members	103,510	126,822	208,544	604,999
Distributions to members	(191,466)	(59,845)	(198,808)	(282,315)
Contributions from noncontrolling interests	251	98	98	97
Distributions to noncontrolling interests	(406)	(831)	(1,105)	(1,335)

Net cash (used in) provided by financing activities	(261,247)	(161,988)	(319,718)	737,992

Net increase (decrease) in cash	41,640	7,999	7,644	(10,062)
Cash, beginning of period	13,982	6,338	6,338	16,400

Cash, end of period	$55,622	$14,337	$13,982	$6,338

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$16,032	$16,186	$20,134	$13,160

Cash paid for income taxes	$10,303	$1,145	$1,292	$770

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
Loan payoffs held in escrow	$21,475	$11,550	$—	$11,300

Foreclosure of loans receivable	$8,789	$—	$—	$10,837

Assets acquired through the CLNS Merger (Note 2)	$493,881	$—	$—	$—

Liabilities assumed through the CLNS Merger (Note 2)	$161,081	$—	$—	$—

The accompanying notes are an integral part of these combined financial statements.

H-1-7

CLNS Investment Entities

Notes to Combined Financial Statements

1. Business and Organization

Colony NorthStar Credit Real Estate, Inc. (“Colony NorthStar Credit”) was organized in the state of Maryland on August 23, 2017. The sole stockholder of Colony NorthStar Credit is Colony NorthStar, Inc. (“CLNS”), a publicly-traded real estate investment trust (“REIT”) listed on the New York Stock Exchange under the ticker symbol “CLNS.” Colony NorthStar Credit intends to qualify as a REIT under the Internal Revenue Code. Colony NorthStar Credit intends to conduct all of its activities and hold substantially all of its assets and liabilities through its operating subsidiary, Credit RE Operating Company, LLC (“Credit RE OP”). Colony NorthStar Credit is the sole member of Credit RE OP.

Colony NorthStar Credit and Credit RE OP were formed for the purpose of receiving contribution of a select portfolio of assets and liabilities from CLNS and its subsidiaries. Colony Capital Operating Company, LLC (“CLNS OP”), a Delaware limited liability company and the operating company of CLNS, will receive shares of common stock in Colony NorthStar Credit and a subsidiary of CLNS OP will receive ownership interests in Credit RE OP in exchange for the contribution by CLNS and its subsidiaries of the CLNS Contributed Portfolio (as defined below). Colony NorthStar Credit intends to concurrently merge with NorthStar Real Estate Income Trust, Inc. (“NorthStar I”) and NorthStar Real Estate Income II, Inc. (“NorthStar II”), publicly registered non-traded REITs sponsored and managed by a subsidiary of CLNS, pursuant to which NorthStar I and NorthStar II stockholders will receive shares of common stock in Colony NorthStar Credit. Following the foregoing transaction, Colony NorthStar Credit intends to contribute the CLNS Contributed Portfolio and the operating partnerships of NorthStar I and NorthStar II to Credit RE OP in exchange for ownership interests in Credit RE OP. Concurrently with the foregoing, Colony NorthStar Credit intends to conduct an initial public offering or listing (without an initial public offering) of its common stock.

The accompanying combined financial statements present in their entirety the historical combined financial position, results of operations, and cash flows of the investment entities in which CLNS OP owns interests ranging from 38% to 100%, which interests represent the “CLNS Contributed Portfolio”, and are intended to be contributed to Credit RE OP. The financial statements also include certain intercompany balances between those entities and CLNS OP or its subsidiaries. These entities and balances are collectively referred to as the “CLNS Investment Entities” or the “Companies.” The Companies are under common control of CLNS. The remaining interests in the Companies that are owned by CLNS-sponsored investment vehicles or third parties will not be contributed to Colony NorthStar Credit. Throughout these combined financial statements, CLNS’s interests in their respective underlying assets and liabilities are presented as CLNS Owner; and the remaining interests are presented as Other Owners.

To date, Colony NorthStar Credit has no material assets and liabilities and has not operated its business as a separate company. Since Colony NorthStar Credit did not have significant operations prior to the contribution from CLNS, and succeeded to substantially all of the operations of the CLNS Investment Entities, the CLNS Investment Entities represent Colony NorthStar Credit’s predecessor for accounting purposes.

2. Summary of Significant Accounting Policies

    Basis of Presentation

The assets, liabilities and noncontrolling interests in these combined financial statements have been carved out of the books and records of CLNS at their historical carrying amounts. The combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”), giving consideration to the rules and regulations of the Securities and Exchange Commission (“SEC”) and

H-1-8

CLNS Investment Entities

Notes to Combined Financial Statements (Continued)

related guidance provided by the SEC Staff with respect to carve-out financial statements. All intercompany transactions have been eliminated.

The historical financial results for the Companies reflect charges for certain corporate costs which we believe are reasonable. These charges were based on either specifically identifiable costs incurred on behalf of the Companies or an allocation of costs estimated to be applicable to the Companies, primarily based on the relative assets under management of the Companies to CLNS’s total assets under management. Such costs do not necessarily reflect what the actual costs would have been if the Companies had been operating as a separate stand-alone public company. See Note 9, Transactions with Affiliates, for additional information.

Formation of CLNS—CLNS was formed through a tri-party merger (the “CLNS Merger”) among Colony Capital, Inc. (“Colony Capital”), NorthStar Asset Management Group Inc. and NorthStar Realty Finance Corp. (“NRF”), which closed on January 10, 2017 (the “CLNS Merger Closing Date”). Colony Capital was determined to be the accounting acquirer in the CLNS Merger. Accordingly, the combined financial information of the Companies included herein as of any date or for any periods on or prior to the CLNS Merger Closing Date represent the CLNS Investment Entities from Colony Capital. On the CLNS Merger Closing Date, the CLNS Investment Entities from Colony Capital were reflected by CLNS at their pre-CLNS Merger carrying values, while the CLNS Investment Entities from NRF were reflected by CLNS at their CLNS Merger fair values. The results of operations of the CLNS Investment Entities from NRF are included in these combined financial statements effective from January 11, 2017.

The following table presents the assets acquired and liabilities of certain Companies assumed by CLNS from NRF through the CLNS Merger based upon their estimated fair values as of the CLNS Merger Closing Date. The estimated fair values and preliminary purchase price allocation are subject to adjustments during the measurement period, not to exceed one year, based upon new information obtained about facts and circumstances that existed as of the CLNS Merger Closing Date.

(In thousands)	As Reported at September 30, 2017 (Unaudited)

Assets
Cash and cash equivalents	$915
Restricted cash	5,288
Real estate	205,376
Loans receivable	175,366
Investments in unconsolidated ventures	83,581
Intangible assets	14,600
Other assets	8,755

493,881

Liabilities
Debt	155,297
Accrued and other liabilities	5,784

161,081

Fair value of net assets acquired	$332,800

H-1-9

CLNS Investment Entities

Notes to Combined Financial Statements (Continued)

Results of operations of the CLNS Investment Entities from NRF were as follows:

(In thousands)	Nine Months Ended September 30, 2017 (Unaudited)
Total revenues	$27,786
Net income	11,727

Change in Control of Certain CLNS Investment Entities and Pushdown Accounting—On April 2, 2015, in connection with the internalization of its manager, Colony Capital, the accounting predecessor to CLNS, obtained a controlling financial interest in certain of the CLNS Investment Entities, which Colony Capital had previously accounted for under the equity method. As a result, Colony Capital consolidated those CLNS Investment Entities and remeasured their assets, liabilities and noncontrolling interests at fair value as of April 2, 2015. Five of the Companies stepped up their loans receivable to fair value by approximately $26.6 million through the application of pushdown accounting.

The accompanying financial statements include the results of the five Companies for the period after the completion of management internalization (“Successor Period”) and the period before management internalization (“Predecessor Period”). The pushdown accounting only affects interest income through periodic amortization of the step-up of loans receivable carrying value. The following table summarizes interest income from the five Companies for the Successor Period and Predecessor Period included in the combined statements of operations.

	Successor Period				Predecessor Period
	Nine Months Ended September 30,		Year Ended December 31, 2016	April 2, 2015 to December 31, 2015
(In thousands)	2017 (Unaudited)	2016 (Unaudited)			January 1, 2015 to April 1, 2015
Interest income	$15,987	$17,845	$24,544	$17,883	$8,538

    Unaudited Interim Combined Financial Statements

The accompanying combined balance sheet at September 30, 2017, and the combined statements of operations, equity and cash flows for the nine months ended September 30, 2017 and the related disclosures are unaudited. These statements reflect all normal and recurring adjustments which, in the opinion of management, are necessary to present fairly the financial position, results of operations and cash flows of the Companies for the interim period presented. However, the results of operations for the interim period presented are not necessarily indicative of the results that may be expected for the year ending December 31, 2017, or any other future period.

    Principles of Consolidation

The accompanying combined financial statements include the accounts of the Companies and their controlled subsidiaries and consolidated variable interest entities (“VIEs”). The portions of the equity, net income and other comprehensive income of consolidated subsidiaries that are not attributable to the parent are presented separately as amounts attributable to noncontrolling interests in the consolidated financial statements.

H-1-10

CLNS Investment Entities

Notes to Combined Financial Statements (Continued)

The Companies consolidate entities in which they have a controlling financial interest by first considering if an entity meets the definition of a VIE for which the Companies are deemed to be the primary beneficiary, or if the Companies have the power to control an entity through a majority of voting interest or through other arrangements.

Variable Interest Entities—A VIE is an entity that lacks sufficient equity to finance its activities without additional subordinated financial support from other parties, or whose equity holders lack the characteristics of a controlling financial interest. A VIE is consolidated by its primary beneficiary, which is defined as the party who has a controlling financial interest in the VIE through (a) power to direct the activities of the VIE that most significantly affect the VIE’s economic performance, and (b) obligation to absorb losses or right to receive benefits of the VIE that could be significant to the VIE. The Companies also consider interests held by their related parties, including de facto agents. The Companies assess whether they are members of a related party group that collectively meets the power and benefits criteria and, if so, whether the Companies are most closely associated with the VIE. In performing this analysis, the Companies consider both qualitative and quantitative factors, including, but not limited to: the amount and characteristics of their investment relative to the related party; the Companies’ and the related party’s ability to control or significantly influence key decisions of the VIE including consideration of involvement by de facto agents; the obligation or likelihood for the Companies or the related party to fund operating losses of the VIE; and the similarity and significance of the VIE’s business activities to those of the Companies and the related party. The determination of whether an entity is a VIE, and whether the Companies are the primary beneficiary, may involve significant judgment, including the determination of which activities most significantly affect the entities’ performance, and estimates about the current and future fair values and performance of assets held by the VIE.

At September 30, 2017, December 31, 2016 and December 31, 2015, the Companies consolidated certain securitization vehicles as the primary beneficiary. The securitization vehicles were structured as pass-through entities that receive principal and interest on the underlying mortgage loans and distribute those payments to the holders of the notes, certificates or bonds issued by the securitization vehicles. The loans were transferred into securitization vehicles such that these assets are restricted and legally isolated from the creditors of the Companies, and therefore are not available to satisfy the Companies’ obligations but only the obligations of the securitization vehicles. The obligations of the securitization vehicles do not have any recourse to the general credit of the Companies.

The Companies retain beneficial interests in the securitization vehicles, usually equity tranches or subordinate securities. Affiliates of the Companies or appointed third parties act as special servicer of the underlying collateral mortgage loans. The special servicer has the power to direct activities during the loan workout process on defaulted and delinquent loans as permitted by the underlying contractual agreements, which is subject to the consent of the Companies, as the controlling class representative or directing holder who, under certain circumstances, has the right to unilaterally remove the special servicer. As the Companies’ rights as the directing holder and controlling class representative provide the Companies the ability to direct activities that most significantly impact the economic performance of the securitization vehicles, the Companies maintain effective control over the loans transferred into the securitization vehicles. Considering the interests retained by the Companies in the securitization vehicles together with its role as controlling class representative or directing holder, the Companies are deemed to be the primary beneficiary and consolidated these securitization vehicles. Accordingly, these securitizations did not qualify as sale transactions and are accounted for as secured financing with the underlying mortgage loans pledged as collateral.

H-1-11

CLNS Investment Entities

Notes to Combined Financial Statements (Continued)

All of the underlying assets, liabilities, equity, revenues and expenses of the securitization vehicles are included in the Companies’ combined financial statements. The Companies’ exposure to the obligations of the securitization vehicles is generally limited to their investment in these entities, which was $317.8 million at September 30, 2017, $307.8 million at December 31, 2016 and $310.7 million at December 31, 2015. The Companies are not obligated to provide any financial support to these securitization vehicles, although they may, in their sole discretion, provide support such as protective and other advances as they deem appropriate. The Companies did not provide any such financial support in the nine months ended September 30, 2017 or in the years ended December 31, 2016 and 2015.

Voting Interest Entities—Unlike VIEs, voting interest entities have sufficient equity to finance their activities and equity investors exhibit the characteristics of a controlling financial interest through their voting rights. The Companies consolidate such entities when they have the power to control these entities through ownership of a majority of the entities’ voting interests or through other arrangements.

At each reporting period, the Companies reassess whether changes in facts and circumstances cause a change in the status of an entity as a VIE or voting interest entity, and/or a change in the Companies’ consolidation assessment. Changes in consolidation status are applied prospectively. An entity may be consolidated as a result of this reassessment, in which case, the assets, liabilities and noncontrolling interest in the entity are recorded at fair value upon initial consolidation. Any existing equity interest held by the Companies in the entity prior to the Companies obtaining control will be remeasured at fair value, which may result in a gain or loss recognized upon initial consolidation. However, if the consolidation represents an asset acquisition of a voting interest entity, the Companies’ existing interest in the acquired assets, if any, is not remeasured to fair value but continues to be carried at historical cost. The Companies may also deconsolidate a subsidiary as a result of this reassessment, which may result in a gain or loss recognized upon deconsolidation depending on the carrying values of deconsolidated assets and liabilities compared to the fair value of any interests retained.

    Noncontrolling Interests

Noncontrolling interests represent interests in the Companies held by third party joint venture partners. Allocation of net income or loss is generally based upon relative ownership interests held by equity owners in each investment entity.

    Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and assumptions.

    Fair Value Measurement

Fair value is based on an exit price, defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Where appropriate, the Companies make adjustments to estimated fair values to appropriately reflect counterparty credit risk as well as the Companies’ own credit-worthiness.

H-1-12

CLNS Investment Entities

Notes to Combined Financial Statements (Continued)

The estimated fair value of financial assets and financial liabilities are categorized into a three-tier hierarchy, prioritized based on the level of transparency in inputs used in the valuation techniques, as follows:

Level 1—Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2—Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in non-active markets, or valuation techniques utilizing inputs that are derived principally from or corroborated by observable data directly or indirectly for substantially the full term of the financial instrument.

Level 3—At least one assumption or input is unobservable and it is significant to the fair value measurement, requiring significant management judgment or estimate.

Where the inputs used to measure the fair value of a financial instrument fall into different levels of the fair value hierarchy, the financial instrument is categorized within the hierarchy based on the lowest level of input that is significant to its fair value measurement.

    Fair Value Option

The fair value option provides an option to elect fair value as an alternative measurement for selected financial instruments. The fair value option may be elected only upon the occurrence of certain specified events, including when the Companies enter into an eligible firm commitment, at initial recognition of the financial instrument, as well as upon a business combination or consolidation of a subsidiary. The election is irrevocable unless a new election event occurs. The Companies have elected to account for certain cost method investments, specifically limited partnership interests in third party private real estate funds, at fair value.

    Cash and Cash Equivalents

Short-term, highly liquid investments with original maturities of three months or less are considered to be cash equivalents. The Companies did not have any cash equivalents at September 30, 2017, December 31, 2016 or December 31, 2015. The Companies’ cash is held with major financial institutions and may at times exceed federally insured limits.

    Restricted Cash

Restricted cash consists primarily of borrower escrow deposits, tenant escrow deposits and real estate capital expenditure reserves.

    Loans Receivable

The Companies originate and purchase loans receivable. The accounting framework for loans receivable depends on the Companies’ strategy whether to hold or sell the loan, whether the loan was credit-impaired at time of acquisition, or if the lending arrangement is an acquisition, development and construction loan.

Loans Held for Investment (other than Purchased Credit-Impaired Loans)

Loans that the Companies have the intent and ability to hold for the foreseeable future are classified as held-for-investment. Originated loans are recorded at amortized cost, or outstanding unpaid principal balance less net deferred loan fees. Net deferred loan fees include unamortized origination and other fees charged to

H-1-13

CLNS Investment Entities

Notes to Combined Financial Statements (Continued)

the borrower less direct incremental loan origination costs incurred by the Companies. Purchased loans are recorded at amortized cost, or unpaid principal balance plus purchase premium or less unamortized discount. Costs to purchase loans are expensed as incurred.

Interest Income—Interest income is recognized based upon contractual interest rate and unpaid principal balance of the loans. Net deferred loan fees on originated loans are deferred and amortized as adjustments to interest income over the expected life of the loans using the effective yield method. Premium or discount on purchased loans are amortized as adjustments to interest income over the expected life of the loans using the effective yield method. For revolving loans, net deferred loan fees, premium or discount are amortized to interest income using the straight-line method. When a loan is prepaid, prepayment fees and any excess of proceeds over the carrying amount of the loan are recognized as additional interest income.

Nonaccrual—Accrual of interest income is suspended on nonaccrual loans. Loans that are past due 90 days or more as to principal or interest, or where reasonable doubt exists as to timely collection, are generally considered nonperforming and placed on nonaccrual. Interest receivable is reversed against interest income when loans are placed on nonaccrual status. Interest collection on nonaccruing loans for which ultimate collectability of principal is uncertain is recognized using a cost recovery method by applying interest collected as a reduction to loan principal; otherwise, interest collected is recognized on a cash basis by crediting to income when received. Loans may be restored to accrual status when all principal and interest is current and full repayment of the remaining contractual principal and interest is reasonably assured.

Impairment and Allowance for Loan Losses—On a periodic basis, the Companies analyze the extent and effect of any credit migration from underwriting and the initial investment review associated with the performance of a loan and/or value of its underlying collateral, financial and operating capability of the borrower or sponsor, as well as amount and status of any senior loan, where applicable. Specifically, operating results of collateral properties and any cash reserves are analyzed and used to assess whether cash from operations are sufficient to cover debt service requirements currently and into the future, ability of the borrower to refinance the loan, liquidation value of collateral properties, financial wherewithal of any loan guarantors as well as the borrower’s competency in managing and operating the collateral properties. Such analysis is performed at least quarterly, or more often as needed when impairment indicators are present. The Companies do not utilize a statistical credit rating system to monitor and assess the credit risk and investment quality of their acquired or originated loans. Given the diversity of the Companies’ portfolio, management believes there is no consistent method of assigning a numerical rating to a particular loan that captures all of the various credit metrics and their relative importance. Therefore, the Companies evaluate impairment and allowance for loan losses on an individual loan basis.

Loans are considered to be impaired when it is probable that the Companies will not be able to collect all amounts due in accordance with contractual terms of the loans, including consideration of underlying collateral value. Allowance for loan losses represents the estimated probable credit losses inherent in loans held for investment at balance sheet date. Changes in allowance for loan losses are recorded in the provision for loan losses on the statement of operations. Allowance for loan losses generally exclude interest receivable as accrued interest receivable is reversed when a loan is placed on nonaccrual status. Allowance for loan losses is generally measured as the difference between the carrying value of the loan and either the present value of cash flows expected to be collected, discounted at the original effective interest rate of the loan or an observable market price for the loan. Subsequent changes in impairment are recorded as adjustments to the provision for loan losses. Loans are charged off against allowance for loan losses when all or a portion of the

H-1-14

CLNS Investment Entities

Notes to Combined Financial Statements (Continued)

principal amount is determined to be uncollectible. A loan is considered to be collateral-dependent when repayment of the loan is expected to be provided solely by the underlying collateral. Impaired collateral-dependent loans are written down to the fair value of the collateral less disposal cost, first through a charge-off against allowance for loan losses, if any, then recorded as impairment loss.

Troubled Debt Restructuring (“TDR”)—A loan with contractual terms modified in a manner that grants concession to the borrower who is experiencing financial difficulty is classified as a TDR. Concessions could include term extensions, payment deferrals, interest rate reductions, principal forgiveness, forbearance, or other actions designed to maximize the Companies’ collection on the loan. As a TDR is generally considered to be an impaired loan, it is measured for impairment based on the Companies’ allowance for loan losses methodology.

Loans Held for Sale

Loans that the Companies intend to sell or liquidate in the foreseeable future are classified as held-for-sale. Loans held for sale are carried at the lower of amortized cost or fair value less disposal cost, with valuation changes recognized as impairment loss. Loans held for sale are not subject to allowance for loan losses. Net deferred loan origination fees and loan purchase premiums or discounts are deferred and capitalized as part of the carrying value of the held-for-sale loan until the loan is sold, therefore included in the periodic valuation adjustments based on lower of cost or fair value less disposal cost.

Purchased Credit-Impaired (“PCI”) Loans

PCI loans are acquired loans with evidence of credit quality deterioration for which it is probable at acquisition that the Companies will collect less than the contractually required payments. PCI loans are recorded at the initial investment in the loans and accreted to the estimated cash flows expected to be collected as measured at acquisition date. The excess of cash flows expected to be collected, measured as of acquisition date, over the estimated fair value represents the accretable yield and is recognized in interest income over the remaining life of the loan using the effective interest method. The difference between contractually required payments as of the acquisition date and the cash flows expected to be collected (“nonaccretable difference”) is not recognized as an adjustment of yield, loss accrual or valuation allowance.

The Companies evaluate estimated future cash flows expected to be collected on a quarterly basis, starting with the first full quarter after acquisition, or earlier if conditions indicating impairment are present. If the cash flows expected to be collected cannot be reasonably estimated, either at acquisition or in subsequent evaluation, the Companies may consider placing such PCI loans on nonaccrual, with interest income recognized using the cost recovery method or on a cash basis. Subsequent decreases in cash flows expected to be collected are evaluated to determine whether a provision for loan loss should be established. If decreases in expected cash flows result in a decrease in the estimated fair value of the loan below its amortized cost, the Companies record a provision for loan losses calculated as the difference between the loan’s amortized cost and the revised cash flows, discounted at the loan’s effective yield. Subsequent increases in cash flows expected to be collected are first applied to reverse any previously recorded allowance for loan losses, with any remaining increases recognized prospectively through an adjustment to yield over its remaining life.

Factors that most significantly affect estimates of cash flows expected to be collected, and accordingly the accretable yield, include: (i) estimate of the remaining life of acquired loans which may change the amount of

H-1-15

CLNS Investment Entities

Notes to Combined Financial Statements (Continued)

future interest income; (ii) changes to prepayment assumptions; (iii) changes to collateral value assumptions for loans expected to foreclose; and (iv) changes in interest rates on variable rate loans.

PCI loans may be aggregated into pools based upon common risk characteristics, such as loan performance, collateral type and/or geographic location of the collateral. A pool is accounted for as a single asset with a single composite yield and an aggregate expectation of estimated future cash flows. A PCI loan modified within a pool remains in the pool, with the effect of the modification incorporated into the expected future cash flows. A loan resolution within a loan pool, which may involve the sale of the loan or foreclosure on the underlying collateral, results in the removal of an allocated carrying amount, including an allocable portion of any existing allowance.

Acquisition, Development and Construction (“ADC”) Loan Arrangements

The Companies provide loans to third party developers for the acquisition, development and construction of real estate. Under an ADC arrangement, the Companies participate in the expected residual profits of the project through the sale, refinancing or other use of the property. The Companies evaluate the characteristics of each ADC arrangement, including its risks and rewards, to determine whether they are more similar to those associated with a loan or an investment in real estate. ADC arrangements with characteristics implying loan classification are presented as loans receivable and result in the recognition of interest income. ADC arrangements with characteristics implying real estate joint ventures are presented as investments in unconsolidated joint ventures and are accounted for using the equity method. The classification of each ADC arrangement as either loan receivable or real estate joint venture involves significant judgment and relies on various factors, including market conditions, amount and timing of expected residual profits, credit enhancements in the form of guaranties, estimated fair value of the collateral, and significance of borrower equity in the project, among others. The classification of ADC arrangements is performed at inception, and periodically reassessed when significant changes occur in the circumstances or conditions described above.

    Real Estate Assets

Real Estate Acquisitions—Real estate acquisitions are recorded at the fair values of the acquired components at the time of acquisition, allocated among land, building, improvements, equipment, lease-related tangible and identifiable intangible assets and liabilities, such as tenant improvements, deferred leasing costs, in-place lease values, above- and below-market lease values. The estimated fair value of acquired land is derived from recent comparable sales of land and listings within the same local region based on available market data. The estimated fair value of acquired buildings and building improvements is derived from comparable sales, discounted cash flow analysis using market-based assumptions, or replacement cost, as appropriate. The fair value of site and tenant improvements is estimated based upon current market replacement costs and other relevant market rate information.

Real Estate Held for Investment

Real estate held for investment are carried at cost less accumulated depreciation.

Costs Capitalized or Expensed—Expenditures for ordinary repairs and maintenance are expensed as incurred, while expenditures for significant renovations that improve or extend the useful life of the asset are capitalized and depreciated over their estimated useful lives.

H-1-16

CLNS Investment Entities

Notes to Combined Financial Statements (Continued)

Depreciation—Real estate held for investment, other than land, are depreciated on a straight-line basis over the estimated useful lives of the assets, as follows:

Real Estate Assets	Term
Building (fee interest)	40 years
Building leasehold interests	Lesser of remaining term of the lease or remaining life of the building
Building improvements	Lesser of useful life or remaining life of the building
Land improvements	9 years
Tenant improvements	Lesser of useful life or remaining term of the lease

Impairment—The Companies evaluate their real estate held for investment for impairment periodically or whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. The Companies evaluate cash flows and determine impairments on an individual property basis. In making this determination, the Companies review, among other things, current and estimated future cash flows associated with each property, market information for each sub-market, including, where applicable, competition levels, foreclosure levels, leasing trends, occupancy trends, lease or room rates, and the market prices of similar properties recently sold or currently being offered for sale, and other quantitative and qualitative factors. If an impairment indicator exists, the Companies evaluate whether the expected future undiscounted cash flows is less than the carrying amount of the asset, and if the Companies determine that the carrying value is not recoverable, an impairment loss is recorded for the difference between the estimated fair value and the carrying amount of the asset.

Real Estate Held for Sale

Classification as Held for Sale—Real estate is classified as held for sale in the period when (i) management approves a plan to sell the asset, (ii) the asset is available for immediate sale in its present condition, subject only to usual and customary terms, (iii) a program is initiated to locate a buyer and actively market the asset for sale at a reasonable price, and (iv) completion of the sale is probable within one year. Real estate held for sale is stated at the lower of its carrying amount or estimated fair value less disposal cost, with any write-down to fair value less disposal cost recorded as an impairment loss. For any increase in fair value less disposal cost subsequent to classification as held for sale, the impairment loss may be reversed, but only up to the amount of cumulative loss previously recognized. Depreciation is not recorded on assets classified as held for sale.

If circumstances arise that were previously considered unlikely and, as a result, the Companies decide not to sell the real estate asset previously classified as held for sale, the real estate asset is reclassified as held for investment. Upon reclassification, the real estate asset is measured at the lower of (i) its carrying amount prior to classification as held for sale, adjusted for depreciation expense that would have been recognized had the real estate been continuously classified as held for investment, and (ii) its estimated fair value at the time the Companies decide not to sell.

Real Estate Sales—The Companies evaluate if real estate sale transactions qualify for recognition under the full accrual method, considering whether, among other criteria, the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay, any receivable due to the Companies is not subject to future subordination, the Companies have transferred to the buyer the usual risks and rewards of ownership and the Companies do not have a substantial continuing involvement with the sold real estate. At the time the sale is

H-1-17

CLNS Investment Entities

Notes to Combined Financial Statements (Continued)

consummated, a gain or loss is recognized as the difference between the sale price less disposal cost and the carrying value of the real estate.

Foreclosed Properties

The Companies receive foreclosed properties in full or partial settlement of loans receivable by taking legal title or physical possession of the properties. Foreclosed properties are recognized, generally, at the time the real estate is received at foreclosure sale or upon execution of a deed in lieu of foreclosure. Foreclosed properties are initially measured at fair value. Deficiencies compared to the carrying value of the loan, after reversing any previously recognized loss provision on the loan, are recorded as impairment loss. The Companies periodically evaluate foreclosed properties for subsequent decrease in fair value, which is recorded as additional impairment loss. Fair value of foreclosed properties is generally based on third party appraisals, broker price opinions, comparable sales or a combination thereof.

    Investments in Unconsolidated Ventures

A noncontrolling, unconsolidated ownership interest in an entity may be accounted for using the equity method, cost method or under the fair value option, if elected.

The Companies account for investments under the equity method of accounting if they have the ability to exercise significant influence over the operating and financial policies of an entity, but do not have a controlling financial interest. The equity method investment is initially recorded at cost and adjusted each period for capital contributions, distributions and the Companies’ share of the entity’s net income or loss as well as other comprehensive income or loss. The Companies’ share of net income or loss may differ from the stated ownership percentage interest in an entity if the governing documents prescribe a substantive non-pro rata earnings allocation formula or a preferred return to certain investors. For certain equity method investments, the Companies record their proportionate share of income on a one to three month lag. Distributions of operating profits from equity method investments are reported as operating activities, while distributions in excess of operating profits or those related to capital transactions, such as a financing transactions or sales, are reported as investing activities in the statement of cash flows.

Investments that do not qualify for equity method accounting are accounted for under the cost method. The Companies elected the fair value option for certain cost method investments, specifically limited partnership interests in third party sponsored private real estate funds. The Companies record the change in fair value for their share of the projected future cash flows of such investments in equity in earnings (losses) of unconsolidated ventures. Any change in fair value attributed to market related assumptions is recorded in other gain (loss), net, on the statement of operations.

Other than investments in private real estate funds acquired by CLNS from NRF in January 2017, all of the Companies’ investments in unconsolidated ventures at September 30, 2017, December 31, 2016 and December 31, 2015 were made up of ADC arrangements accounted for as equity method investments. One ADC investment was deemed to be significant to the Companies for the years ended December 31, 2016 and 2015. Summarized financial information of the one significant equity method investment is presented below. The investee is engaged in real estate development and did not hold any operating assets during the years ended

H-1-18

CLNS Investment Entities

Notes to Combined Financial Statements (Continued)

December 31, 2016 and 2015, therefore, no revenues were generated by the investee, while all interest expense was capitalized during these periods and other expenses were immaterial.

	December 31,
(In thousands)	2016	2015

Assets
Real estate under development	$160,213	$113,690
Other assets	576	465

Total assets	$160,789	$114,155

Liabilities
Debt	$138,654	$84,504
Other liabilities	5,360	12,813

Total liabilities	$144,014	$97,317

Impairment—If indicators of impairment exist, the Companies perform an evaluation of their equity method investments to assess whether the fair value of their investment is less than its carrying value. To the extent the decrease in value is considered to be other-than-temporary and an impairment has occurred, the investment is written down to its estimated fair value, recorded as an impairment loss.

    Identifiable Intangibles

In a business combination or asset acquisition, the Companies may recognize identifiable intangibles that meet either or both the contractual-legal criterion or the separability criterion. Indefinite-lived intangibles are not subject to amortization until such time that its useful life is determined to no longer be indefinite, at which point, it will be assessed for impairment and its adjusted carrying amount amortized over its remaining useful life. Finite-lived intangibles are amortized over their useful life in a manner that reflects the pattern in which the intangible is being consumed if readily determinable, such as based upon expected cash flows; otherwise they are amortized on a straight line basis. The useful life of all identified intangibles will be periodically reassessed and if useful life changes, the carrying amount of the intangible will be amortized prospectively over the revised useful life. Finite-lived intangibles are periodically reviewed for impairment and an impairment loss is recognized if the carrying amount of the intangible is not recoverable and exceeds its fair value. An impairment establishes a new basis for the identifiable intangibles and any impairment loss recognized is not subject to subsequent reversal.

Identifiable intangibles recognized in acquisitions of operating real estate properties generally include in-place leases, above- or below-market leases and deferred leasing costs. In-place leases generate value over and above the tangible real estate because a property that is occupied with leased space is typically worth more than a vacant building without an operating lease contract in place. The estimated fair value of acquired in-place leases is derived based on management’s assessment of costs avoided from having tenants in place, including lost rental income, rent concessions and tenant allowances or reimbursements, that hypothetically would be incurred to lease a vacant building to its actual existing occupancy level on the valuation date. The net amount recorded for acquired in-place leases is included in intangible assets and amortized on a straight-line basis as an increase to depreciation and amortization expense over the remaining term of the applicable leases. If an in-place lease is terminated, the unamortized portion is charged to depreciation and amortization expense.

H-1-19

CLNS Investment Entities

Notes to Combined Financial Statements (Continued)

The estimated fair value of the above- or below-market component of acquired leases represents the present value of the difference between contractual rents of acquired leases and market rents at the time of the acquisition for the remaining lease term, discounted for tenant credit risks. Above- or below-market operating lease values are amortized on a straight-line basis as a decrease or increase to rental income, respectively, over the applicable lease terms. This includes fixed rate renewal options in acquired leases that are below-market, which is amortized to decrease rental income over the renewal period. Above- or below-market ground lease obligations are amortized on a straight-line basis as a decrease or increase to rent expense, respectively, over the applicable lease terms. If the above- or below-market operating lease values or above- or below-market ground lease obligations are terminated, the unamortized portion of the lease intangibles are recorded in rental income or rent expense, respectively.

Deferred leasing costs represent management’s estimation of the avoided leasing commissions and legal fees associated with an existing in-place lease. The net amount is included in intangible assets and amortized on a straight-line basis as an increase to depreciation and amortization expense over the remaining term of the applicable lease.

    Transfers of Financial Assets

Sale accounting for transfers of financial assets is limited to the transfer of an entire financial asset, a group of financial assets in their entirety, or a component of a financial asset that meets the definition of a participating interest by having characteristics that are similar to the original financial asset.

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. If the Companies have any continuing involvement, rights or obligations with the transferred financial asset (outside of standard representations and warranties), sale accounting would require that the transfer meets the following conditions: (1) the transferred asset has been legally isolated; (2) the transferee has the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred asset; and (3) the Companies do not maintain effective control over the transferred asset through an agreement that provides for (a) both an entitlement and an obligation by the Companies to repurchase or redeem the asset before its maturity, (b) the unilateral ability by the Companies to reclaim the asset and a more than trivial benefit attributable to that ability, or (c) the transferee requiring the Companies to repurchase the asset at a price so favorable to the transferee that it is probable the repurchase will occur.

If the criteria for sale accounting are met, the transferred financial asset is removed from the balance sheet and a net gain or loss is recognized upon sale, taking into account any retained interests. Transfers of financial assets that do not meet the criteria for sale are accounted for as financing transactions.

    Financing Costs

Debt discounts and premiums as well as debt issuance costs (except for revolving credit arrangements) are presented net against the associated debt on the balance sheet and amortized into interest expense using the effective interest method over the contractual term of the debt or expected life of the debt instrument. Costs incurred in connection with revolving credit arrangements are recorded as deferred financing costs in other assets, and amortized on a straight-line basis over the expected term of the credit facility.

H-1-20

CLNS Investment Entities

Notes to Combined Financial Statements (Continued)

    Property Operating Income

Property operating income includes the following.

Rental Income—Rental income is recognized on a straight-line basis over the noncancelable term of the related lease which includes the effects of minimum rent increases and rent abatements under the lease. Rents received in advance are deferred.

When it is determined that the Companies are the owner of tenant improvements, the cost to construct the tenant improvements, including costs paid for or reimbursed by the tenants, is capitalized. For tenant improvements owned by the Companies, the amount funded by or reimbursed by the tenants are recorded as deferred revenue, which is amortized on a straight-line basis as additional rental income over the term of the related lease. Rental income recognition commences when the leased space is substantially ready for its intended use and the tenant takes possession of the leased space.

When it is determined that the tenant is the owner of tenant improvements, the Companies’ contribution towards those improvements is recorded as a lease incentive, included in deferred leasing costs and intangible assets on the balance sheet, and amortized as a reduction to rental income on a straight-line basis over the term of the lease. Rental income recognition commences when the tenant takes possession of the lease space.

Tenant Reimbursements—In net lease arrangements, the tenant is generally responsible for operating expenses relating to the property, including real estate taxes, property insurance, maintenance, repairs and improvements. Costs reimbursable from tenants and other recoverable costs are recognized as revenue in the period the recoverable costs are incurred. When the Companies are the primary obligor with respect to purchasing goods and services for property operations and has discretion in selecting the supplier and retains credit risk, tenant reimbursement revenue and property operating expenses are presented on a gross basis in the statements of operations. For certain triple net leases where the lessee self-manages the property, hires its own service providers and retains credit risk for routine maintenance contracts, no reimbursement revenue and expense are recognized.

Hotel Operating Income—Hotel operating income includes room revenue, food and beverage sales and other ancillary services. Revenue is recognized upon occupancy of rooms, consummation of sales and provision of services.

    Other Income

Other income consists primarily of expense recoveries from borrowers as well as income from servicing and administration of a development loan. Expense recoveries from borrowers consist primarily of legal costs incurred in administering non-performing loans and foreclosed properties held by investment entities, which may be subsequently recovered through payments received when these investments are resolved, and income is recognized when the cost recoveries are determinable and repayment is assured.

    Income Taxes

Under federal and state income tax rules, most of the Companies, as limited liability companies, are generally not subject to income taxes. Income or loss is includable in the income tax returns of the members. Certain of the Companies incur income taxes as taxable REIT subsidiaries. Certain entities within securitization structures

H-1-21

CLNS Investment Entities

Notes to Combined Financial Statements (Continued)

are subject to taxation for portions of net income allocated to the residual interest holders. The Companies periodically evaluate their tax positions, including their status as pass-through entities, to evaluate whether it is more likely than not that such positions would be sustained upon examination by a tax authority for all open tax years, as defined by the statute of limitations, based on their technical merits. As of September 30, 2017, December 31, 2016 and 2015, the Companies have not established a liability for uncertain tax positions.

    Future Application of Accounting Standards

Revenue Recognition—In May 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, which amends existing revenue recognition standards by establishing principles for a single comprehensive model for revenue measurement and recognition, along with enhanced disclosure requirements. Key provisions include, but are not limited to, determining which goods or services are capable of being distinct in a contract to be accounted for separately as a performance obligation and recognizing variable consideration only to the extent that it is probable a significant revenue reversal would not occur. The new revenue standard may be applied retrospectively to each prior period presented (full retrospective) or retrospectively to contracts not completed as of date of initial application with the cumulative effect recognized in retained earnings (modified retrospective). ASU No. 2014-09 was originally effective for fiscal years and interim periods beginning after December 15, 2016. In July 2015, the FASB deferred the effective date of the new standard by one year to fiscal years and interim periods beginning after December 15, 2017. Early adoption is permitted but not before the original effective date. The FASB has subsequently issued several amendments to the standard, including clarifying the guidance on assessing principal versus agent based on the notion of control, which affects recognition of revenue on a gross or net basis. These amendments have the same effective date and transition requirements as the new standard.

The Companies plan to adopt the standard on its required effective date of January 1, 2018 using the modified retrospective approach. The standard excludes from its scope the areas of accounting that most significantly affect revenue recognition for the core activities of the Companies, including accounting for financial instruments and leases, except that the non-lease service component in a gross lease will be considered a separate performance obligation and be subject to the new revenue recognition standard. The Companies expect to apply the new revenue guidance to non-lease components within gross leases upon adoption of the lease standard effective January 1, 2019. Evaluation of the impact of this guidance to the Companies are on-going.

Financial Instruments—In January 2016, the FASB issued ASU No. 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities, which affects accounting for investments in equity securities, financial liabilities under the fair value option, as well as presentation and disclosures, but does not affect accounting for investments in debt securities and loans. Investments in equity securities, other than equity method investments, will be measured at fair value through earnings, except for equity securities without readily determinable fair values which may be measured at cost less impairment and adjusted for observable price changes. This provision eliminates cost method accounting and recognition of unrealized holding gains or losses on equity investments in other comprehensive income. For financial liabilities under fair value option, changes in fair value due to instrument specific credit risk will be recorded separately in other comprehensive income. Fair value disclosures of financial instruments measured at amortized cost will be based on exit price and corresponding disclosures of valuation methodology and significant inputs will no longer be required. ASU No. 2016-01 is effective for fiscal years and interim periods beginning after December 15, 2017. Early adoption is limited to specific provisions. ASU 2016-01 is to be applied retrospectively with cumulative effect as of the

H-1-22

CLNS Investment Entities

Notes to Combined Financial Statements (Continued)

beginning of the first reporting period adopted recognized in retained earnings, except for provisions related to equity investments without readily determinable fair values and exit price fair value disclosures for financial instruments measured at amortized cost, which are to be applied prospectively.

The Companies plan to adopt the new guidance on its required effective date of January 1, 2018. As it relates to cost method investments, the Companies have elected the fair value option to account for limited partnership interests in private funds. The Companies do not have any other cost method investments as of December 31, 2016 that would have readily determinable fair values and would be affected by this new guidance. The Companies continue to evaluate the impact of this new guidance but do not expect the adoption of this standard to have a material effect on their financial condition or results of operations.

Leases—In February 2016, the FASB issued ASU No. 2016-02, Leases, which amends existing lease accounting standards, primarily requiring lessees to recognize most leases on balance sheet, as well as making targeted changes to lessor accounting. ASU No. 2016-02 is effective for fiscal years and interim periods beginning after December 15, 2018. Early adoption is permitted. The new leases standard requires adoption using a modified retrospective approach for all leases existing at, or entered into after, the date of initial application, and provides for certain practical expedients. Full retrospective application is prohibited. Transition will require application of the new guidance at the beginning of the earliest comparative period presented.

As lessor, gross leases will be subject to allocation between lease and non-lease service components, with the latter accounted for under the new revenue recognition standard. The Companies expect to apply the new revenue guidance to non-lease components within gross leases upon adoption of the lease standard effective January 1, 2019. As the new lease standard requires congruous accounting treatment between lessor and lessee in a sale-leaseback transaction, if the seller/lessee does not achieve sale accounting, it would be considered a financing transaction to the buyer/lessor. As lessee, a right-of-use asset and corresponding liability for future obligations under a leasing arrangement would be recognized on balance sheet. Additionally, under the new lease standard, only incremental initial direct costs incurred in the execution of a lease can be capitalized by the lessor and lessee. The Companies continue to evaluate the impact of this guidance on their financial statements.

Credit Losses—In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses, which amends the credit impairment model for financial instruments. The existing incurred loss model will be replaced with a lifetime current expected credit loss (“CECL”) model for financial instruments carried at amortized cost and off-balance sheet credit exposures, such as loans, loan commitments, held-to-maturity (“HTM”) debt securities, financial guarantees, net investment in leases, reinsurance and trade receivables, which will generally result in earlier recognition of allowance for losses. For AFS debt securities, unrealized credit losses will be recognized as allowances rather than reductions in amortized cost basis and elimination of the OTTI concept will result in more frequent estimation of credit losses. The accounting model for purchased credit impaired loans and debt securities will be simplified, including elimination of some of the asymmetrical treatment between credit losses and credit recoveries, to be consistent with the CECL model for originated and purchased non-credit impaired assets. The existing model for beneficial interests that are not of high credit quality will be amended to conform to the new impairment models for HTM and AFS debt securities. Expanded disclosures on credit risk include credit quality indicators by vintage for financing receivables and net investment in leases. Transition will generally be on a modified retrospective basis, with prospective application for other-than-temporarily impaired debt securities and purchased credit impaired assets. ASU No. 2016-13 is effective for fiscal years and interim periods beginning after December 15, 2019. Early adoption is permitted for

H-1-23

CLNS Investment Entities

Notes to Combined Financial Statements (Continued)

annual and interim periods beginning after December 15, 2018. The Companies expect that recognition of credit losses will generally be accelerated under the CECL model. Evaluation of the impact of this new guidance is on-going.

Cash Flow Classifications—In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments, which is intended to reduce diversity in practice in certain classifications on the statement of cash flows. This guidance addresses eight types of cash flows, which includes clarifying how the predominance principle should be applied when cash receipts and cash payments have aspects of more than one class of cash flows, as well as requiring an accounting policy election for classification of distributions received from equity method investees using either the cumulative earnings or nature of distributions approach, among others. Transition will generally be on a retrospective basis. ASU No. 2016-15 is effective for fiscal years and interim periods beginning after December 15, 2017. Early adoption is permitted, provided that all amendments within the guidance are adopted in the same period. The Companies anticipate making an accounting policy election for classification of distributions from its equity method investees using the cumulative earnings approach. The Companies do not expect the adoption of this standard to have a material effect on presentation in its statement of cash flows.

Restricted Cash—In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows: Restricted Cash, which requires that cash and cash equivalent balances in the statement of cash flows include restricted cash and restricted cash equivalent amounts, and therefore, changes in restricted cash and restricted cash equivalents be presented in the statement of cash flows. This will eliminate the presentation of transfers between cash and cash equivalents with restricted cash and restricted cash equivalents in the statement of cash flows. When cash, cash equivalents, restricted cash and restricted cash equivalents are presented in more than one line item on the balance sheet, this ASU requires disclosure of a reconciliation between the totals in the statement of cash flows and the related captions in the balance sheet. The new guidance also requires disclosure of the nature of restricted cash and restricted cash equivalents, similar to existing requirements under Regulation S-X; however, it does not define restricted cash and restricted cash equivalents. ASU No. 2016-18 is effective for fiscal years and interim periods beginning after December 15, 2017, to be applied retrospectively, with early adoption permitted. If early adopted in an interim period, adjustments are to be reflected as of the beginning of the fiscal year of adoption. The Companies do not expect the adoption of this standard to have a material effect on presentation in its statement of cash flows.

Derecognition and Partial Sales of Nonfinancial Assets—In February 2017, the FASB issued ASU 2017-05, Clarifying the Scope of Asset Derecognition and Accounting for Partial Sales of Nonfinancial Assets, which clarifies the scope and application of Accounting Standards Codification (“ASC”) 610-20, Other Income—Gains and Losses from Derecognition of Nonfinancial Assets, and defines in substance nonfinancial assets. ASC 610-20 applies to derecognition of all nonfinancial assets which are not contracts with customers or revenue transactions under ASC 606, Revenue from Contracts with Customers. Derecognition of a business is governed by ASC 810, Consolidation, while derecognition of financial assets, including equity method investments, even if the investee holds predominantly nonfinancial assets, is governed by ASC 860, Transfers and Servicing. The ASU also aligns the accounting for partial sales of nonfinancial assets to be more consistent with accounting for sale of a business. Specifically, in a partial sale to a noncustomer, when a noncontrolling interest is received or retained, the latter is considered a noncash consideration and measured at fair value in accordance with ASC 606, which would result in full gain or loss recognized upon sale. This ASU removes guidance on partial exchanges of nonfinancial assets in ASC 845, Nonmonetary Transactions, and eliminates the real estate sales guidance in ASC 360-20, Property, Plant and Equipment—Real Estate Sales. ASU 2017-05 has the same effective date as the new

H-1-24

CLNS Investment Entities

Notes to Combined Financial Statements (Continued)

revenue guidance, which is January 1, 2018, with early adoption permitted beginning January 1, 2017. Both ASC 606 and ASC 610-20 must be adopted concurrently. While the transition method is similar to the new revenue guidance, either full retrospective or modified retrospective, the transition approach applied need not be aligned between both standards.

The Companies plan to adopt this standard on January 1, 2018, consistent with its adoption of the new revenue standard, using the modified retrospective approach. Under the new standard, if the Companies sell a partial interest in their real estate assets to noncustomers or contribute real estate assets to unconsolidated ventures, and the Companies retain a noncontrolling interest in the asset, such transactions could result in a larger gain on sale. The adoption of this standard could have a material impact to the Companies’ results of operations in a period if the Companies sell a significant partial interest in a real estate asset.

3. Loans Receivable

    Loans Held for Investment.

The following tables provide a summary of the Companies’ loans held for investment:

	September 30, 2017 (Unaudited)		December 31, 2016		December 31, 2015
	Unpaid Principal Balance	Carrying Value	Unpaid Principal Balance	Carrying Value	Unpaid Principal Balance	Carrying Value

Non-PCI Loans
Fixed rate
Mortgage loans	$445,158	$435,887	$345,214	$332,778	$250,971	$253,130
Mezzanine loans	155,450	155,341	95,561	95,992	75,566	77,097

	600,608	591,228	440,775	428,770	326,537	330,227

Variable rate
Mortgage loans	358,920	359,277	293,413	293,022	391,642	389,117
Securitized loans(1)	491,895	493,674	696,142	697,463	952,156	949,400
Mezzanine loans	34,391	34,258	34,477	34,278	38,126	37,382

	885,206	887,209	1,024,032	1,024,763	1,381,924	1,375,899

	1,485,814	1,478,437	1,464,807	1,453,533	1,708,461	1,706,126

PCI Loans
Mortgage loans	28,814	28,123	75,346	73,279	95,556	91,399
Allowance for loan losses	NA	(176)	NA	(3,386)	NA	—

Loans receivable, net	$1,514,628	$1,506,384	$1,540,153	$1,523,426	$1,804,017	$1,797,525

H-1-25

CLNS Investment Entities

Notes to Combined Financial Statements (Continued)

	September 30, 2017 (unaudited)		December 31, 2016		December 31, 2015
	Weighted Average Coupon	Weighted Average Maturity	Weighted Average Coupon	Weighted Average Maturity	Weighted Average Coupon	Weighted Average Maturity

Non-PCI Loans
Fixed rate
Mortgage loans	8.4%	2.2	8.8%	3.0	10.2%	3.6
Mezzanine loans	13.2%	3.2	13.5%	1.3	12.9%	2.2
Variable rate
Mortgage loans	8.9%	1.8	8.4%	0.8	6.6%	1.7
Securitized loans(1)	6.5%	0.5	6.0%	0.8	5.5%	1.7
Mezzanine loans	9.6%	1.5	9.0%	2.3	8.7%	3.2
(1)	Represents loans transferred into securitization trusts that are consolidated by the Companies.

    Nonaccrual and Past Due Loans

Non-PCI loans that are 90 days or more past due as to principal or interest, or where reasonable doubt exists as to timely collection, are generally considered nonperforming and placed on nonaccrual status. The following table provides an aging summary of non-PCI loans held for investment at carrying values before allowance for loan losses.

(In thousands)	Current or Less Than 30 Days Past Due	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due and Nonaccrual	Total Non-PCI Loans
September 30, 2017 (Unaudited)	$1,407,076	$33,006	$—	$38,355	$1,478,437
December 31, 2016	1,429,656	—	—	23,877	1,453,533
December 31, 2015	1,706,126	—	—	—	1,706,126

    Troubled Debt Restructuring

The following table provides a summary of non-PCI loan modifications classified as TDRs, in which the Companies provided the borrower, who is experiencing financial difficulties, with various concessions in interest rates, payment terms or default waivers. There were no loans modified as TDRs in the nine months ended September 30, 2017 or in the year ended December 31, 2016.

(Dollars in thousands)	Year Ended December 31, 2015

Loans modified as TDRs during the period:
Number of loans	1
Carrying value of loans before allowance for loan losses	$26,667
Loss incurred	$278

At September 30, 2017, December 31, 2016 and December 31, 2015, there was one TDR loan with carrying value before allowance for loan losses of $28.6 million, $28.5 million and $26.7 million, respectively. The TDR loan was not in default post-modification. At September 30, 2017, the Companies have no additional commitment to lend to the borrower with the TDR loan.

H-1-26

CLNS Investment Entities

Notes to Combined Financial Statements (Continued)

    Non-PCI Impaired Loans

Non-PCI loans are identified as impaired when it is no longer probable that interest or principal will be collected according to the contractual terms of the original loan agreement. Non-PCI impaired loans include predominantly loans under nonaccrual, performing and nonperforming TDRs. The following table presents non-PCI impaired loans at the respective reporting dates:

	Unpaid Principal Balance	Gross Carrying Value			Allowance for Loan Losses
(In thousands)		With Allowance for Loan Losses	Without Allowance for Loan Losses	Total
September 30, 2017 (Unaudited)	$66,618	$11,591	$55,344	$66,935	$176
December 31, 2016	52,118	23,877	28,465	52,342	3,386
December 31, 2015	27,034	—	26,667	26,667	—

The average carrying value and interest income recognized on non-PCI impaired loans were as follows:

	Nine Months Ended September 30,		Year Ended December 31,
(In thousands)	2017 (unaudited)	2016 (unaudited)	2016	2015
Average carrying value before allowance for loan losses	$49,872	$39,944	$39,505	$13,334
Interest income	4,034	2,921	3,714	2,937

    Purchased Credit-Impaired Loans

Changes in accretable yield of PCI loans were as follows:

	Nine Months Ended September 30,		Year Ended December 31,
(In thousands)	2017 (unaudited)	2016 (unaudited)	2016	2015
Beginning accretable yield	$5,929	$13,771	$13,771	$12,729
Changes in accretable yield	(791)	20	(172)	6,762
Accretion recognized in earnings	(3,921)	(5,938)	(7,670)	(5,720)

Ending accretable yield	$1,217	$7,853	$5,929	$13,771

    Allowance for Loan Losses

The allowance for loan losses and corresponding carrying values relate to non-PCI loans only, as follows:

	September 30, 2017 (unaudited)		December 31, 2016
(In thousands)	Allowance for Loan Losses	Carrying Value	Allowance for Loan Losses	Carrying Value
Non-PCI loans	$176	$11,591	$3,386	$23,877

H-1-27

CLNS Investment Entities

Notes to Combined Financial Statements (Continued)

Changes in allowance for loan losses, which relate to non-PCI loans only, is presented below:

	Nine Months Ended September 30,		Year Ended December 31,
(In thousands)	2017 (unaudited)	2016 (unaudited)	2016	2015
Allowance for loan losses at beginning of period	$3,386	$—	$—	$—
Provision for loan losses	—	1,847	3,386	721
Charge-off	(3,210)	—	—	(721)

Allowance for loan losses at end of period	$176	$1,847	$3,386	$—

4. Real Estate

The Companies’ real estate at September 30, 2017 comprised predominantly net lease properties from the NRF portfolio acquired through the CLNS Merger and a property foreclosed in January 2017. At December 31, 2015, the Companies owned one foreclosed property, which was subsequently held for sale at December 31, 2016 and sold in 2017.

(In thousands)	September 30, 2017 (unaudited)	December 31, 2016	December 31, 2015
Land and improvements	$25,959	$2,344	$2,344
Buildings, building leaseholds and improvements	185,224	6,703	6,636
Tenant improvements	2,352	36	36
Furniture, fixtures and equipment	678	—	—

	214,213	9,083	9,016
Less: Accumulated depreciation	(4,686)	(145)	—

Real estate, net	$209,527	$8,938	$9,016

    Future Minimum Rents

Future contractual minimum rental payments to be received under noncancelable operating leases for real estate held for investment as of September 30, 2017 (unaudited) are as follows:

Year Ending December 31,	(In thousands)
Remaining 2017	$3,800
2018	13,664
2019	13,747
2020	13,747
2021	12,582
2022 and after	22,678

Total	$80,218

H-1-28

CLNS Investment Entities

Notes to Combined Financial Statements (Continued)

5. Deferred Leasing Costs and Intangibles

The Companies’ deferred leasing costs, other intangible assets and intangible liabilities are as follows. Balances at December 31, 2016 and 2015 were de mimimis. Intangible liabilities are included in accrued and other liabilities on the combined balance sheets.

	September 30, 2017 (Unaudited)
(In thousands)	Carrying Amount	Accumulated Amortization	Net Carrying Amount

Deferred Leasing Costs and Intangible Assets
In-place lease values	$9,214	$(2,497)	$6,717
Above-market lease values	1,682	(211)	1,471
Below-market ground lease obligations	52	(6)	46
Deferred leasing costs	3,671	(529)	3,142

	$14,619	$(3,243)	$11,376

Intangible Liabilities
Below-market lease values	51	(11)	40

The following table summarizes the amortization of deferred leasing costs and intangible assets and intangible liabilities for the nine months ended September 30, 2017. Amortization for the nine months ended September 30, 2016 and for the years ended December 31, 2016 and 2015 were de minimis:

Nine Months Ended September 30, 2017 (Unaudited)
(In thousands)
Above-market lease values	$(211)
Below-market lease values	11

Net decrease to rental income	$(200)

Below-market ground lease obligations	$6

Increase to ground rent expense	$6

In-place lease values	$2,497
Deferred leasing costs	529

Amortization expense	$3,026

H-1-29

CLNS Investment Entities

Notes to Combined Financial Statements (Continued)

The following table presents the amortization of deferred leasing costs, intangible assets and intangible liabilities for each of the next five years and thereafter as of September 30, 2017 (unaudited):

(In thousands) Year Ending December 31,	Remaining 2017	2018	2019	2020	2021	2022 and after	Total
Above-market lease values	$73	$292	$292	$283	$232	$299	$1,471
Below-market lease values	(3)	(15)	(15)	(7)	—	—	(40)

Decrease to rental income	$70	$277	$277	$276	$232	$299	$1,431

Below-market ground lease obligations	$1	$6	$6	$6	$6	$21	$46

Increase to property operating expense	$1	$6	$6	$6	$6	$21	$46

In-place lease values	$551	$1,153	$1,153	$1,112	$985	$1,763	$6,717
Deferred leasing costs	155	516	516	511	484	960	3,142

Amortization expense	$706	$1,669	$1,669	$1,623	$1,469	$2,723	$9,859

6. Other Assets and Liabilities

The following table summarizes the Companies’ other assets:

(In thousands)	September 30, 2017 (Unaudited)	December 31, 2016	December 31, 2015
Interest receivable	$10,556	$11,601	$12,256
Straight-line rents and rent receivable	360	—	—
Derivative asset	126	—	—
Loan payoff proceeds held in escrow	21,475	—	11,312
Prepaid taxes and deferred tax assets(1)	17,504	236	419
Prepaid expenses, accounts receivable and other assets	924	568	1,670

	$50,945	$12,405	$25,657

(1)	At September 30, 2017, consists predominantly of prepaid taxes related to the Companies’ investments in private real estate funds.

The following table summarizes the Companies’ accrued and other liabilities:

(In thousands)	September 30, 2017 (Unaudited)	December 31, 2016	December 31, 2015
Borrower escrow deposits	$48,028	$58,530	$97,694
Tenant security deposits	118	—	—
Derivative liability	17	—	—
Deferred income	950	1,723	2,405
Interest payable	1,083	685	1,258
Current and deferred tax liability(1)	4,094	235	185
Accounts payable, accrued expenses and other liabilities	3,108	3,042	11,486

	$57,398	$64,215	$113,028

(1)	At September 30, 2017, consists primarily of deferred tax liability arising from basis difference related to the Companies’ investments in private real estate funds.

H-1-30

CLNS Investment Entities

Notes to Combined Financial Statements (Continued)

7. Debt

The Companies’ debt is made up of the following components:

(In thousands)	Secured Debt	Securitization Bonds Payable	Total Debt

September 30, 2017 (unaudited)
Principal	$267,493	$222,888	$490,381
Purchase discount, net(1)	(1,701)	—	(1,701)
Deferred financing costs	(1,715)	(548)	(2,263)

	$264,077	$222,340	$486,417

December 31, 2016
Principal	$103,641	$403,117	$506,758
Deferred financing costs	(1,828)	(2,517)	(4,345)

	$101,813	$400,600	$502,413

December 31, 2015
Principal	$162,631	$670,332	$832,963
Deferred financing costs	—	(6,831)	(6,831)

	$162,631	$663,501	$826,132

(1)	Pertains to secured debt from NRF assumed at fair value in connection with the CLNS Merger.

Secured debt represents investment level financing secured by mortgage loans receivable and commercial real estate, and is generally non-recourse to the owners.

Securitization bonds payable represent debt issued by securitization vehicles consolidated by the Companies. Senior notes issued by these securitization trusts were generally sold to third parties and subordinated notes retained by the Companies. Payments from underlying collateral loans must be applied to repay the notes until fully paid off, irrespective of the contractual maturities of the notes.

H-1-31

CLNS Investment Entities

Notes to Combined Financial Statements (Continued)

The following table summarizes certain information about the Companies’ debt:

(Amounts in thousands)				Outstanding Principal
Type	Interest Rate (Per Annum)(1)	Current Maturity Date	Payment Terms(1)	September 30, 2017 (unaudited)	December 31, 2016	December 31, 2015

Secured Debt
Real Estate Debt
Hotel development loan(2)	1ML+3.50%	Oct-2019	I/O	$112,572	$58,183	$—
Warehouse facility A(3)	1ML+2.50%	NA	I/O	—	17,598	48,198
Warehouse facility B(4)	1ML+2.65%	NA	I/O	—	27,860	114,433
Milford A-Note(5)	1ML+1.60%	May-2023	P&I	50,791	—	—

Real Estate Equity
Net Lease—Indianapolis, IN	4.45%	Oct-2027	I/O	25,185	—	—
Net Lease—Fort Wayne, IN	4.45%	Nov-2026	I/O	3,558	—	—
Net Lease—Keene, NH	4.45%	Nov-2026	I/O	7,678	—	—
Net Lease—Green Pond, NJ	4.00%	Jun-2021	I/O	13,210	—	—
Net Lease—South Portland, ME	1ML+2.15%	Jul-2023	I/O	2,581	—	—
Net Lease—Aurora, CO	4.08%	Aug-2026	I/O	32,600	—	—
Net Lease—DSG Portfolio	4.45%	Nov-2026	(6)	19,318	—	—

				267,493	103,641	162,631

Securitization Bonds Payable(7)
2014 FL1	1ML+2.65%	Apr-2031	I/O	48,381	57,626	126,248
2014 FL2	1ML+3.48%	Nov-2031	I/O	55,430	145,421	203,734
2015 FL3	1ML+3.23%	Sept-2032	I/O	119,077	200,070	340,350

				222,888	403,117	670,332

Total				$490,381	$506,758	$832,963
(1)	Interest rate: 1ML = 1-month LIBOR (London Interbank Offered Rate). Interest rates presented are as of September 30, 2017. Multiple classes of securitization bonds are outstanding; spreads are expressed as weighted averages based on outstanding principal.

Payment terms: P&I = Periodic payment of principal and interest; I/O = Periodic payment of interest only with principal at maturity (except for principal repayments to release collateral properties disposed).

(2)	A development loan originated by the Companies was restructured into a senior and junior note, with the senior note assumed by a third party lender. The Companies accounted for the transfer of the senior note as a financing transaction. The senior note bears interest at 1ML plus 3.5%, with a 4.0% floor, and is subject to two 1-year extension options on its initial term, exercisable by the borrower.

(3)	The facility was paid off and terminated in March 2017.

(4)	The facility was paid off and terminated in September 2017.

(5)	Represents the Companies’ senior participation interest in a first mortgage loan that was transferred at cost into a securitization trust with the transfer accounted for as a secured financing transaction. The Companies did not retain any legal interest in the senior participation and retained the junior participation on an unleveraged basis.

(6)	Payment terms are P&I for debt on two properties and I/O for debt on one property.

(7)	The Companies, through indirect Cayman subsidiaries, securitized commercial mortgage loans originated by the Companies. Senior notes issued by the securitization trusts were generally sold to third parties and subordinated notes retained by the Companies. These securitizations are accounted for as secured financing with the underlying mortgage loans pledged as collateral. Principal payments from underlying collateral loans must be applied to repay the notes until fully paid off, irrespective of the contractual maturities on the notes. Underlying collateral loans have initial terms of two to three years.

H-1-32

CLNS Investment Entities

Notes to Combined Financial Statements (Continued)

    Future Minimum Principal Payments

The following table summarizes future scheduled minimum principal payments at September 30, 2017 (unaudited) based on current contractual maturity, except for financing on certain loan portfolios, which are based on the Companies’ expectation of cash flows from underlying loan collateral as principal repayments on the loan financing depend upon net cash flows from collateral assets and ratio of outstanding principal to collateral.

(In thousands)	Secured Debt	Securitization Bonds Payable(1)	Total
Year Ending December 31,
Remaining 2017	$786	$—	$786
2018	3,637	—	3,637
2019	116,699	—	116,699
2020	4,220	—	4,220
2021	16,115	—	16,115
2022 and after	126,036	222,888	348,924

Total	$267,493	$222,888	$490,381

(1)	For securitization bonds payable, principal may be repaid earlier if proceeds from underlying loans are repaid by borrowers. if based on reasonable expectations of cash flows from underlying loans, $91.7 million and $131.2 million would be due in the remaining 2017 and 2018, respectively.

8. Fair Value

Recurring Fair Values

Derivatives—At September 30, 2017, the Companies held an interest rate cap with a $130 million notional, 2.5% strike, maturing in November 2020, and an interest rate swap with a $2.7 million notional, 4.165% strike, maturing in July 2023, included in other assets and other liabilities, respectively, on the combined balance sheets. These interest rate contracts were entered into to economically hedge the Companies’ interest rate risk on floating rate financing and were not designated as accounting hedges. For the nine months ended September 30, 2017, unrealized loss of approximately $0.4 million from fair value changes on the interest rate contracts was recorded in other loss, net, in the combined statement of operations. The interest rate contracts are over-the-counter instruments, valued using a third party service provider based on observable inputs such as the yield curve, and the quotations are unadjusted, classified as Level 2 of the fair value hierarchy. The Companies did not hold any derivatives at December 31, 2016 and 2015.

Investment in Unconsolidated Ventures—The Companies elected to account for their investments in private real estate funds, included in investments in unconsolidated ventures on the combined balance sheets, under the fair value option. The Companies determined that recording such investments based on the change in fair value of projected future cash flows better represents the underlying economics of the respective investments in the earnings of the Companies.

Fair value of investments in private real estate funds is determined using discounted cash flow models based on expected future cash flows for income and realization events of the underlying assets of the funds, with weighted average discount rate of 12.4%, and classified as Level 3 of the fair value hierarchy. The Companies have not elected the practical expedient to measure the fair value of their investments in these funds using the net asset value of the underlying funds.

H-1-33

CLNS Investment Entities

Notes to Combined Financial Statements (Continued)

The following table presents changes in fair value of investments in private real estate funds:

(In thousands)
Fair value at December 31, 2016	$—
Acquired though the CLNS Merger	83,581
Contributions	1,247
Distributions	(31,997)
Unrealized gains in earnings	796

Fair Value at September 30, 2017 (unaudited)	$53,677

Change in unrealized gain related to balance at September 30, 2017 recorded in earnings	$796

Nonrecurring Fair Values

The Companies may hold certain assets carried at fair value on a nonrecurring basis, which comprise assets held for sale carried at the lower of carrying value and fair value less estimated costs to sell. At September 30, 2017, December 31, 2016 and December 31, 2015, there were no loans receivable held for sale or real estate held for sale that had been written down to fair value.

Fair Value Information on Financial Instruments Reported at Cost

Carrying amounts and estimated fair values of financial instruments reported at amortized cost are presented below:

	September 30, 2017 (Unaudited)		December 31, 2016		December 31, 2015
(In thousands)	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value

Assets
Loans held for investment	$1,524,780	$1,506,384	$1,531,042	$1,523,426	$1,806,474	$1,797,525

Liabilities
Secured debt	265,586	264,077	103,641	101,813	162,631	162,631
Securitization bonds payable	222,888	222,340	393,595	400,600	651,586	663,501

Loans Receivable—Loans receivable consist of first mortgages and subordinated mortgages, including such loans held by securitization trusts consolidated by the Companies. Fair values were determined by comparing the current yield to the estimated yield or newly originated loans with similar credit risk or the market yield at which a third party might expect to purchase such investment; or based on discounted cash flow projections of principal and interest expected to be collected, which include consideration of the financial standing of the borrower or sponsor as well as operating results of the underlying collateral. Fair value of loans receivable is classified as Level 3 of the fair value hierarchy. Carrying values of loans held for investment are presented net of allowance for loan losses, where applicable.

Debt—Fair value of secured debt was estimated by discounting expected future cash outlays at interest rates currently available for instruments with similar terms and remaining maturities, and such fair values

H-1-34

CLNS Investment Entities

Notes to Combined Financial Statements (Continued)

approximated carrying value for floating rate debt with credit spreads that approximate market rates. Fair value of secured debt is classified as Level 3 of the fair value hierarchy. Fair value of securitization bonds payable was based on quotations from brokers or financial institutions that act as underwriters of the securitized bonds and are classified as Level 2 of the fair value hierarchy.

Other—The carrying values of cash, interest receivable, accounts receivable, interest payable and accounts payable approximate fair value due to their short term nature and credit risk, if any, are negligible.

9. Transactions with Affiliates

    Amounts Payable to CLNS

The combined financial statements do not reflect outstanding notes and distributions payable by the Companies to certain subsidiaries of CLNS, which aggregate to $55.0 million, $38.1 million and $62.8 million, including interest payable, at September 30, 2017, December 31, 2016 and December 31, 2015, respectively, as such amounts are eliminated upon contribution to Colony NorthStar Credit of the corresponding receivables held by certain subsidiaries of CLNS.

    Cost Reimbursements to CLNS

The Companies reimburse CLNS for costs incurred on their behalf, including costs of its asset management personnel based upon time spent and an allocation of overhead attributable to asset management personnel. For the nine months ended September 30, 2017 and 2016, and the years ended December 31, 2016 and 2015, the Companies were allocated $0.4 million, $0.3 million, $0.4 million and $0.4 million, respectively, in costs of asset management. Such costs are included in transaction, investment and servicing expense in the combined statements of operations.

    Expense Allocations

The combined financial statements present the operations of the Companies as carved out from the financial statements of CLNS. Certain general and administrative costs borne by CLNS, including, but not limited to, compensation and benefits, and corporate overhead, have been allocated to the Companies using reasonable allocation methodologies. Such costs do not necessarily reflect what the actual general and administrative costs would have been if the Companies had been operating as a separate stand-alone public company. Allocated amounts are included as a component of administrative expenses in the combined statements of operations. The following table summarizes the amounts allocated from CLNS to the Companies, solely for purposes of these carve-out financial statements.

	Nine Months Ended September 30,		Year Ended December 31,
(In thousands)	2017 (unaudited)	2016 (unaudited)	2016	2015
Compensation and benefits	$6,222	$7,160	$10,102	$10,008
Corporate overhead	2,069	2,426	3,362	3,044
Professional services and other	1,031	1,256	1,655	1,935

	$9,322	$10,842	$15,119	$14,987

H-1-35

CLNS Investment Entities

Notes to Combined Financial Statements (Continued)

10. Commitments and Contingencies

    Investment Commitments

Borrowers—The Companies have lending commitments to borrowers pursuant to certain loan agreements in which the borrower may submit a request for funding based on the achievement of certain criteria, which must be approved by the Companies as lender, such as leasing, performance of capital expenditures and construction in progress with an approved budget. At September 30, 2017 (unaudited), assuming the terms to qualify for future fundings, if any, have been met, total unfunded lending commitments was $62.9 million.

    Ground Lease Obligations

In connection with real estate acquisitions, the Companies assumed certain noncancelable operating ground leases as lessee or sublessee with expiration dates through 2027. Rents on certain ground leases are paid directly by the tenants. Ground rent expense for the nine months ended September 30, 2017 was approximately $1.4 million. The Companies were not lessees to any ground leases in 2016 and 2015.

At September 30, 2017 (unaudited), future minimum rental payments, excluding contingent rents, on noncancellable ground leases on real estate were as follows:

Year Ending December 31,	(In thousands)
Remaining 2017	$490
2018	2,000
2019	2,011
2020	2,010
2021	1,842
2022 and after	4,934

Total	$13,287

    Litigation

The Companies may be involved in litigation and claims in the ordinary course of business. As of September 30, 2017, the Companies were not involved in any legal proceedings that are expected to have a material adverse effect on the Companies’ results of operations, financial position or liquidity.

11. Segment Reporting

The Companies’ business can be segregated into two reportable segments:

•	Real Estate Debt—Originations including senior and subordinated mortgage loans, as well as secondary loan acquisitions including performing and non-performing commercial real estate debt, real estate acquired in settlement of loans as well as ADC arrangements accounted for as equity method investments.

•	Real Estate Equity—Acquisition of operating properties and investments in real estate private equity funds.

Each reportable segment has assets with distinct economic characteristics, consisting of real estate debt and real estate equity, which generate distinct revenue streams of interest income and property operating income, respectively.

H-1-36

CLNS Investment Entities

Notes to Combined Financial Statements (Continued)

Selected Segment Results of Operations

The following table presents selected results of operations of the Companies’ reportable segments:

(In thousands)	Real Estate Debt	Real Estate Equity	Total

Nine Months Ended September 30, 2017 (Unaudited)
Total revenues	$110,923	$15,385	$126,308
Interest expense	16,445	3,759	20,204
Property operating expenses	1,782	3,925	5,707
Depreciation and amortization	261	7,306	7,567
Earnings from investments in unconsolidated ventures	14,503	796	15,299
Income tax expense	(48)	(79)	(127)
Net income	96,534	(705)	95,829
Net income attributable to owners	96,018	(705)	95,313

Nine Months Ended September 30, 2016 (Unaudited)
Total revenues	$106,501	$—	$106,501
Interest expense	20,166	—	20,166
Property operating expenses	689	—	689
Depreciation and amortization	135	—	135
Provision for loan loss	1,847	—	1,847
Earnings from investments in unconsolidated ventures	12,419	—	12,419
Income tax expense	(869)		(869)
Net income	82,554	—	82,554
Net income attributable to owners	81,953	—	81,953

Year Ended December 31, 2016
Total revenues	$142,203	$—	$142,203
Interest expense	26,031	—	26,031
Property operating expenses	905	—	905
Depreciation and amortization	146	—	146
Provision for loan loss	3,386	—	3,386
Earnings from investments in unconsolidated ventures	16,067	—	16,067
Income tax expense	(1,521)	—	(1,521)
Net income	109,021	—	109,021
Net income attributable to owners	108,285	—	108,285

Year ended December 31, 2015
Total revenues	$112,712	$—	$112,712
Interest expense	18,949	—	18,949
Property operating expenses	67	—	67
Provision for loan loss	721	—	721
Earnings from investments in unconsolidated ventures	6,115	—	6,115
Income tax expense	(247)	—	(247)
Net income	81,608	—	81,608
Net income attributable to owners	80,554	—	80,554

H-1-37

CLNS Investment Entities

Notes to Combined Financial Statements (Continued)

Total assets and equity method investments of the reportable segments are summarized as follows:

(In thousands)	Real Estate Debt	Real Estate Equity	Total
September 30, 2017 (unaudited)
Total assets	$1,826,974	$292,923	$2,119,897
Equity method investments(1)	179,582	—	179,582
December 31, 2016
Total assets	$1,802,192	$—	$1,802,192
Equity method investments	155,537	—	155,537
December 31, 2015
Total assets	$2,056,974	$—	$2,056,974
Equity method investments	120,426	—	120,426

(1)	Excludes investments in private real estate funds which are cost method investments that are accounted for under the fair value option.

    Geography

Geography is generally defined as the location in which the income producing assets reside or the location in which income generating services are performed. Long-lived assets comprise real estate, deferred leasing costs and intangible assets, all of which are located in the United States. Geography information on total income, which includes earnings from investments in unconsolidated ventures, is presented as follows:

	Nine Months Ended September 30,		Year Ended December 31,
(In thousands)	2017 (unaudited)	2016 (unaudited)	2016	2015

Total income by geography:
United States	$138,898	$116,295	$154,418	$114,981
Other	2,709	2,625	3,852	3,846

Total	$141,607	$118,920	$158,270	$118,827

12. Subsequent Events

Subsequent events have been evaluated through November 17, 2017, the date that these combined financial statements were available to be issued.

H-1-38

CLNS INVESTMENT ENTITIES

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION

December 31, 2016

(Amounts in thousands)	Property Type	Initial Cost		Costs Capitalized Subsequent to Acquisition	Gross Cost Basis at December 31, 2016(1)			Accumulated Depreciation(2)	Net Carrying Amount	Date of Acquisition
Property Name and/or Location		Land	Buildings and Improvements		Land	Buildings and Improvements	Total
Chattanooga, TN	Office	$2,344	$6,672	$67	$2,344	$6,739	$9,083	$(145)	$8,938	10/30/15

(1)	The aggregate gross cost basis of total real estate assets approximates the federal income tax basis at December 31, 2016.

(2)	Depreciation was calculated based on useful life of 10 to 40 years for buildings and improvements.

The following tables summarize the activity in real estate assets and accumulated depreciation:

	Year Ended December 31,
(In thousands)	2016	2015
Real Estate, at Gross Cost Basis
Balance at January 1	$9,016	$—
Foreclosure	—	9,016
Improvements and capitalized costs	67	—

Balance at December 31	$9,083	$9,016

(In thousands)	Year Ended December 31, 2016
Accumulated Depreciation
Balance at January 1(1)	$—
Depreciation	(145)

Balance at December 31	$(145)

(1)	Depreciation was de minimis for the year ended December 31, 2015 upon foreclosure of the property on October 30, 2015.

H-1-39

CLNS INVESTMENT ENTITIES

SCHEDULE IV—MORTGAGE LOANS ON REAL ESTATE

December 31, 2016

(Amounts in thousands)
Loan Type / Collateral / Location(1)	Number of Loans	Payment Terms(2)	Interest Rate Range(3)	Maturity Date Range(4)	Prior Liens(5)	Unpaid Principal Balance	Carrying Amount(6)(7)	Principal Amount Subject to Delinquent Principal or Interest(8)

First Mortgage Loans
Hospitality - TX, USA	1	I/O	7.50%	October 2019	$—	$132,040	$123,018	$—
Hospitality - Mexico	1	I/O	11.50%	January 2019	90,000	40,000	42,221	—
Hospitality - Various, USA	7	I/O	5.75% - 11.70%	December 2016 - June 2017	—	95,550	93,106	12,000
Industrial - Various, USA	3	I/O	5.11% - 8.65%	October 2017 - September 2018	—	9,390	9,397	—
Land - Various, USA	1	P&I	10.00%	September 2019	—	63,052	62,683	—
Land - Various, USA	2	I/O	9.61% - 12.00%	May 2018 - June 2018	40,195	74,365	69,837	—
Multifamily - FL, USA	1	I/O	4.75%	July 2018	—	50,000	49,984	—
Multifamily - Various, USA	11	I/O	4.65% - 8.65%	July 2017 - January 2019	—	90,439	90,492	11,500
Office - OH, USA	1	I/O	6.35%	August 2018	—	71,700	71,313	—
Office - Various, USA	14	I/O	5.40% - 9.77%	August 2017 - August 2018	—	219,158	219,525	—
Other - CA, USA	1	I/O	8.62%	April 2017	—	70,847	70,659	—
Other - Various, USA	1	I/O	6.49%	November 2017	—	48,020	48,195	—
Residential - CA, USA	1	I/O	10.37%	May 2017	—	25,385	25,316	—
Retail - FL, USA	1	P&I	5.97%	May 2021	—	55,592	54,577	—
Retail - Various, USA	14	Both	4.90% - 12.15%	April 2017 - April 2024	117,146	289,231	289,554	—

	60				247,341	1,334,769	1,319,877	23,500

Subordinated or Mezzanine Loans
Hospitality - Various, USA	3	Both	8.97% - 13.50%	July 2017 - April 2019	254,705	71,595	71,997	—
Multifamily - Various, USA	2	I/O	9.45% - 13.00%	September 2017 - August 2024	85,423	26,621	26,548	—
Residential - USA	1	I/O	15.00%	March 2018	22,000	31,822	31,725	—

	6				362,128	130,038	130,270	—

Purchased Credit-Impaired Loans(9)
Industrial - Various, USA	4	NA	NA	NA	—	27,011	26,480	—
Office - Various, USA	4	NA	NA	NA	—	21,902	21,180	—
Retail - Various, USA	5	NA	NA	NA	—	26,433	25,619	—

	13				—	75,346	73,279	—

	79				$609,469	$1,540,153	$1,523,426	$23,500

(1)	Loans with carrying amounts that are individually less than 3% of the total carrying amount have been aggregated according to collateral type and location.

(2)	Payment terms: P&I = Periodic payment of principal and interest; I/O = Periodic payment of interest only with principal at maturity.

(3)	Interest rates for variable rates loans are determined based on the applicable index in effect at December 31, 2016.

(4)	Represents contractual maturity that does not contemplate exercise of extension option.

(5)	Prior liens represent loan amounts owned by third parties that are senior to the Companies’ subordinated or mezzanine positions, including first mortgage loans structured as senior and junior notes in which the Companies hold the junior notes. Amounts presented are approximate.

(6)	Carrying amounts at December 31, 2016 are presented net of approximately $3.4 million of allowance for loan losses.

(7)	The aggregate cost basis of loans held for investment for federal income tax purposes was $1.7 billion at December 31, 2016.

H-1-40

(8)	Represents principal balance of loans that are 90 days or more past due as to principal or interest. For purchased credit-impaired loans, amounts represent principal balance of loans for which the Companies are not able to determine a reasonable expectation of cash flows to be collected.

(9)	Purchased credit-impaired loans are acquired loans with evidence of credit quality deterioration for which it is probable at acquisition that the Companies will collect less than the contractually required payments. Payment terms, stated interest rate and contractual maturity are not presented as they are not relevant to purchased credit-impaired loans.

Activity in loans held for investment is summarized below:

	Year Ended December 31,
(In thousands)	2016	2015
Carrying value at January 1	$1,797,525	$1,070,063
Loan acquisitions and originations	247,081	860,175
Paid-in-kind interest added to loan principal	7,884	8,040
Discount and net loan fee amortization	8,112	3,781
Carrying value of loans sold	(113,582)	(95,000)
Loan repayments	(345,730)	(54,670)
Payments received from PCI loans	(25,791)	(15,614)
Accretion on PCI loans	7,670	5,720
Provision for loan losses (excluding interest receivable)	(3,386)	(721)
Transfer to loans held for sale	(56,357)	—
Transfer to real estate upon foreclosure	—	(10,837)
Pushdown accounting adjustments	—	26,588

Carrying value at December 31	$1,523,426	$1,797,525

H-1-41

Annex H-2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

In this discussion, “CLNS Investment Entities” refers to the investment entities in which Colony Capital Operating Company, LLC (“CLNS Operating Company”), the operating company of Colony NorthStar, Inc. (“Colony NorthStar”), owns interests ranging from 38% to 100%, which are intended to be contributed to Credit RE Operating Company, LLC (“Credit RE”), a wholly owned subsidiary of Colony NorthStar Credit Real Estate, Inc. (“Colony NorthStar Credit Real Estate”), as well as certain intercompany balances between those entities and CLNS Operating Company or its subsidiaries. As used in this discussion, “we,” “us,” “our” and “the Company” refers to Colony NorthStar Credit Real Estate, except that, when used in a historical context, “we,” “us,” and “our” refers to the CLNS Investment Entities, our accounting predecessor.

You should read the following discussion of our results of operations and financial condition in conjunction with the CLNS Investment Entities’ historical combined financial statements and related notes, our unaudited pro forma combined consolidated financial statements and related notes, “Risk Factors,” “Selected Historical Financial Information of the CLNS Investment Entities” and “Selected Unaudited Pro Forma Condensed Combined Financial Data” included elsewhere in this joint proxy statement/prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our industry, business and future financial results. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed in the sections of this joint proxy statement/prospectus entitled “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements.”

Overview

We are a newly formed commercial real estate (“CRE”) credit real estate investment trust (“REIT”) focused on originating, acquiring, financing and managing a diversified portfolio consisting primarily of CRE senior mortgage loans, mezzanine loans, preferred equity, debt securities and net leased properties predominantly in the United States. Our objective is to create a premier CRE credit REIT focused on consistently providing attractive risk-adjusted returns to our stockholders. We will seek to achieve these returns primarily through cash distributions and the preservation of invested capital, and secondarily through capital appreciation. The real estate credit markets continually evolve, and we believe the 26-year track record of Colony NorthStar and its affiliates of successfully investing across the real estate capital structure uniquely positions us to produce attractive returns across a variety of market conditions and economic cycles.

We expect to consummate a combination of (i) a select portfolio of Colony NorthStar assets and liabilities, with (ii) substantially all of the assets and liabilities of NorthStar Real Estate Income Trust, Inc. (“NorthStar I”), and (iii) all of the assets and liabilities of NorthStar Real Estate Income Trust II, Inc. (“NorthStar II”) (collectively, the “Combination”). Through the Combination, we expect to own an approximately $4.6 billion (which represents our pro rata share of our pro forma total assets after the closing of the Combination and related transactions) diversified investment portfolio, making us one of the largest publicly traded CRE credit/mortgage REITs. Approximately 75% (by our pro rata share of our pro forma book value) of our initial portfolio will consist of its target assets, which are senior mortgage loans, mezzanine loans, preferred equity, debt securities and net leased properties.

We will be externally managed by a subsidiary of Colony NorthStar, a NYSE-listed global real estate and investment management firm with over $25 billion of total consolidated assets and over $57 billion of assets

H-2-1

under management (including $14.5 billion of assets under management attributable to a business held for sale) as of September 30, 2017. Since its inception, Colony NorthStar and its predecessor entities have originated or invested in over $25 billion of total assets in over 600 investments. After giving effect to the Combination, it is currently expected that Colony NorthStar and its affiliates will receive approximately 37% of the total consideration issued in the Combination on a fully diluted basis, evidencing a strong alignment of interests between Colony NorthStar and our stockholders.

Our Manager

We will be externally managed by CLNC Manager, LLC, a subsidiary of Colony NorthStar (“Manager”). Colony NorthStar and its predecessors have a 26-year track record and have made over $100 billion of investments. Colony NorthStar’s senior management team, which is led by Executive Chairman Thomas J. Barrack, Jr. and Chief Executive Officer and President Richard B. Saltzman, has a long track record and extensive experience managing and investing in our target assets and other real estate-related investments through a variety of credit cycles and market conditions. Colony NorthStar’s global footprint and corresponding network provides its investment and asset management teams with proprietary market knowledge, exceptional sourcing capabilities and the local presence required to identify, execute and manage complex transactions. Colony NorthStar’s successful history of external management includes its previous management of Colony Financial, Inc., an externally managed commercial mortgage REIT focused on secondary loan acquisitions, high-yielding originations and real estate equity (“Colony Financial”), its current management of NorthStar Realty Europe Corp., a publicly-traded REIT focused on European CRE with over $2 billion in assets (“NorthStar Europe”), and its current management of various non-traded REITs (including NorthStar I and NorthStar II) with in excess of $4 billion of equity commitments. The return generated by Colony Financial or other investments of Colony NorthStar and its affiliates should not be considered as indicative of our possible operations, and you should not rely on this information as an indication of our future performance. Our future returns could be substantially lower than returns achieved by affiliates of Colony NorthStar in their previous endeavors, including Colony Financial.

Colony NorthStar and its affiliates have more than 500 employees located domestically and internationally across 18 cities in ten countries, with its principal offices located in Los Angeles, California and New York, New York. Its operations are broad and diverse and include the management of real estate, both owned and on behalf of a diverse set of institutional and individual investors. Colony NorthStar’s core global real estate operations include significant CRE debt and equity investments at different levels of the capital structure across all major property types.

Colony NorthStar has a highly experienced management team of diverse backgrounds with a demonstrated track record of success and, on average, 32 years of operational and management experience at asset managers and investment firms, private investment funds, investment banks and other financial service companies, and this experience provides an enhanced perspective for managing our portfolio. Kevin P. Traenkle, a 24-year veteran of Colony NorthStar will serve as our Chief Executive Officer, and Sujan S. Patel, a 10-year veteran of Colony NorthStar will serve as our Chief Financial Officer. Both Messrs. Traenkle and Patel are seasoned investment professionals with extensive acquisition, ownership, lending and operating experience across the CRE sector.

We expect to be able to draw on Colony NorthStar’s substantial real estate investment platform and relationships to source, underwrite, structure and manage a robust pipeline of investment opportunities, as well as to access debt and equity capital to fund our operations. We believe we will be able to originate, acquire, finance and manage investments with attractive in-place cash flows and the potential for meaningful capital appreciation over time. We also expect to benefit from Colony NorthStar’s portfolio management, finance and

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administration functions, which will provide us with legal, compliance, investor relations, asset valuation, risk management and information technology services.

Our Investment Strategy

Our objective is to generate consistent and attractive risk-adjusted returns to our stockholders. We will seek to achieve this objective primarily through cash distributions and the preservation of invested capital and secondarily through capital appreciation. We believe our diversified investment strategy across the capital stack will provide flexibility through economic cycles to achieve attractive risk-adjusted returns. This approach is driven by a disciplined investment strategy, focused on:

•	capitalizing on asset-level underwriting experience and market analytics to identify investments with pricing dislocations and attractive risk-return profiles;

•	originating and structuring CRE senior mortgage loans, mezzanine loans and preferred equity with attractive return profiles relative to the underlying value and financial operating performance of the real estate collateral and given the strength and quality of the sponsorship;

•	identifying appropriate debt securities investments based on the performance of the underlying real estate assets, the impact of such performance on the credit return profile of the investments and our expected return on the investments;

•	identifying net leased properties investments based on property location and purpose, tenant credit quality, market lease rates and potential appreciation of, and alternative uses for, the real estate;

•	creating capital appreciation opportunities through active asset management and equity participation opportunities; and

•	structuring transactions with a prudent amount of leverage, if any, given the risk of the underlying asset’s cash flows, attempting to match the structure and duration of the financing with the underlying asset’s cash flows, including through the use of hedges, as appropriate.

We expect that a majority of our portfolio will consist of our target assets (CRE senior mortgage loans, mezzanine loans, preferred equity, debt securities and net leased properties predominantly in the United States). We believe there are many attractive opportunities among our target assets.

The period for which we will hold our investments will vary depending on the type of asset, interest rates, investment performance, micro and macro real estate environment, capital markets and credit availability, among other factors. We generally expect to hold debt investments until the stated maturity and equity investments in accordance with each investment’s proposed business plan. We may sell all or a partial ownership interest in an investment before the end of the expected holding period if we believe that market conditions have maximized its value to us or the sale of the asset would otherwise be in the best interests of our stockholders.

Our investment strategy is dynamic and flexible, enabling us to adapt to shifts in economic, real estate and capital market conditions and to exploit market inefficiencies. We may expand or change our investment strategy or target assets over time in response to opportunities available in different economic and capital market conditions. This flexibility in our investment strategy will allow us to employ a customized, solutions-oriented approach, which we believe is attractive to borrowers and tenants. We believe that our diverse initial portfolio, our ability to originate, acquire and manage our target assets and the flexibility of our investment strategy will position us to capitalize on market inefficiencies and to generate attractive long-term risk-adjusted returns for our stockholders through a variety of market conditions and economic cycles.

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Risk Management

Risk management is a significant component of our strategy to deliver attractive risk-adjusted returns to our stockholders. In addition to maintaining our qualification as a REIT for U.S. federal income tax purposes and our and each of our subsidiaries’ exclusion from registration under the Investment Company Act of 1940, as amended (“Investment Company Act”), our Manager closely monitors our portfolio and actively manages risks associated with, among other things, our assets and interest rates. Prior to investing in any particular asset, our Manager’s underwriting team, in conjunction with third party providers, undertakes a rigorous asset-level due diligence process, involving intensive data collection and analysis, to ensure that we understand fully the state of the market and the risk-reward profile of the asset. In addition to evaluating the merits of any particular investment opportunity, our Manager evaluates the diversification of our portfolio. Prior to making a final investment decision, our Manager determines whether a target asset will cause our portfolio to be too heavily concentrated with, or cause too much risk exposure to, any one borrower, real estate sector, geographic region, source of cash flow for payment or other geopolitical issues. If our Manager determines that a proposed acquisition presents excessive concentration risk, it may determine not to acquire an otherwise attractive asset.

For each asset that we acquire, Colony NorthStar’s asset management team will engage in active management of the asset, the intensity of which depends on the attendant risks. We expect that once an asset manager has been assigned to a particular asset, the manager will work collaboratively with the underwriting team to formulate a strategic plan for the particular asset, which includes evaluating the underlying collateral and updating valuation assumptions to reflect changes in the real estate market and the general economy. We expect this plan also will generally outline several strategies for the asset to extract the maximum amount of value from each asset under a variety of market conditions. Such strategies may vary depending on the type of asset, the availability of refinancing options, recourse and maturity, but may include, among others, the restructuring of non-performing or sub-performing loans, the negotiation of discounted pay-offs or other modification of the terms governing a loan, and the foreclosure and management of assets underlying non-performing loans in order to reposition them for profitable disposition. As long as an asset is in our portfolio, we expect our Manager and its affiliates will continuously track the progress of an asset against the original business plan to ensure that the attendant risks of continuing to own the asset do not outweigh the associated rewards. Subject to maintaining our qualification as a REIT for U.S. federal income tax purposes and our exclusion from registration under the Investment Company Act, we currently expect that we will typically hold debt investments until the stated maturity and equity investments in accordance with each investment’s proposed business plan. However, in order to maximize returns and manage portfolio risk while remaining opportunistic, we may dispose of an asset earlier than anticipated or hold an asset longer than anticipated if we determine it to be appropriate depending upon prevailing market conditions or factors regarding a particular asset.

Colony NorthStar’s asset management team will engage in a proactive and comprehensive on-going review of the credit quality of each asset it manages. In particular for debt investments, on at least an annual basis, the asset management team will evaluate the financial wherewithal of individual borrowers to meet contractual obligations as well as review the financial stability of the assets securing such debt investments. Further, there is ongoing review of borrower covenant compliance including the ability of borrowers to meet certain negotiated debt service coverage ratios and debt yield tests. For equity investments, the asset management team, with the assistance of third party property managers, will monitor and review key metrics such as occupancy, same store sales, tenant payment rates, property budgets and capital expenditures. If through this analysis of credit quality, the asset management team encounters declines in credit not in accord with the original business plan, the team will evaluate the risks and determine what changes, if any, are required to the business plan to ensure that the attendant risks of continuing to hold the investment do not outweigh the associated rewards.

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We can provide no assurances, however, that we will be successful in identifying or managing all of the risks associated with acquiring, holding or disposing of a particular asset or that we will not realize losses on certain assets.

Subject to maintaining our qualification as a REIT for U.S. federal income tax purposes and our exclusion from registration under the Investment Company Act, we may mitigate the risk of interest rate volatility through the use of hedging instruments, such as interest rate swap agreements and interest rate cap agreements. The goal of our interest rate management strategy is to minimize or eliminate the effects of interest rate changes on the value of our assets, to improve risk-adjusted returns and, where possible, to lock in, on a long-term basis, a favorable spread between the yield on our assets and the cost of financing such assets. In addition, because we are exposed to foreign currency exchange rate fluctuations, we employ foreign currency risk management strategies, including the use of, among others, currency hedges. We can provide no assurances, however, that our efforts to manage interest rate and foreign currency exchange rate volatility will successfully mitigate the risks of such volatility on our portfolio.

In addition, we expect that the audit committee of our board of directors, in consultation with management, will periodically review our policies with respect to risk assessment and risk management, including key risks to which we are subject, including credit risk, liquidity risk and market risk, and the steps that management has taken to monitor and control such risks.

Leverage Policy

While we expect to limit our use of leverage and believe we can achieve attractive yields on an unleveraged basis, we may use prudent amounts of leverage to increase potential returns to our stockholders and/or to finance future investments. Given current market conditions, to the extent that we use borrowings to finance our assets, we currently expect that such leverage would not exceed, on a debt-to-equity basis, a 3-to-1 ratio for our Company as a whole. We consider these leverage ratios to be prudent for our target asset classes. Our decision to use leverage currently or in the future to finance our assets will be based on our Manager’s assessment of a variety of factors, including, among others, the anticipated liquidity and price volatility of the assets in our investment portfolio, the potential for losses and extension risk in our portfolio, the ability to raise additional equity to reduce leverage and create liquidity for future investments, the availability of credit at favorable prices or at all, the credit quality of our assets and our outlook for borrowing costs relative to the interest income earned on our assets. Our decision to use leverage in the future to finance our assets will be at the discretion of our Manager and will not be subject to the approval of our stockholders, and we are not restricted by our governing documents or otherwise in the amount of leverage that we may use. To the extent that we use leverage in the future, we may mitigate interest rate risk through utilization of hedging instruments, primarily interest rate swap and cap agreements, to serve as a hedge against future interest rate increases on our borrowings.

Our Formation Transactions

We will consummate the previously announced Combination of a select portfolio of Colony NorthStar assets and liabilities (the “CLNS Contributed Portfolio”) with substantially all of the assets and liabilities of NorthStar I and all of the assets and liabilities of NorthStar II. The Combination consists of the following steps:

•

CLNS Operating Company, together with one or more of its subsidiaries, will contribute to us and our operating company the CLNS Contributed Portfolio, with CLNS Operating Company receiving 44,399,444 shares of our Class A common stock, $0.01 par value per share, in the event of an initial public offering of the Company, or, in the event of a listing (without an initial public offering) of our Class A common stock on a national securities exchange, 44,399,444 shares of our Class B-3 common stock, $0.01 par value per share,

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and 3,075,623 common membership units (“OP Units”) in Credit RE, our operating company (the “CLNS Contribution”);

•	NorthStar I will merge with and into us (the “NorthStar I Merger”), with stockholders of NorthStar I (including Colony NorthStar and its affiliates) receiving 0.3532 shares of (x) in the event of a listing (without an initial public offering) of our Class A common stock on a national securities exchange, our Class A common stock, $0.01 par value per share, and (y) in the event of our initial public offering, our Class B common stock, $0.01 par value per share, for each outstanding share of NorthStar I common stock as a result of the NorthStar I Merger in an all-stock transaction;

•	NorthStar II will merge with and into us (the “NorthStar II Merger” and together with the NorthStar I Merger, the “Mergers”), with stockholders of NorthStar II (including Colony NorthStar and its affiliates) receiving 0.3511 shares of (x) in the event of a listing (without an initial public offering) of our Class A common stock on a national securities exchange, our Class A common stock, $0.01 par value per share, and (y) in the event of our initial public offering, our Class B common stock, $0.01 par value per share, for each outstanding share of NorthStar II common stock as a result of the NorthStar II Merger in an all-stock transaction; and

•	We will contribute to Credit RE, our operating company, (i) the CLNS Contributed Portfolio, (ii) NorthStar Real Estate Income Trust Operating Partnership, LP (“NorthStar I OP”), the operating partnership of NorthStar I, and (iii) NorthStar Real Estate Income Operating Partnership II, LP (“NorthStar II OP”), the operating partnership of NorthStar II, and in connection with that transaction we will receive OP Units.

Pursuant to the master combination agreement with respect to the Combination, each of NorthStar I and NorthStar II is permitted to pay its regular daily dividends of $0.001917808 per share (in the case of shares of NorthStar II class T common stock, less the distribution fees that are payable with respect to such shares) in respect of any record date prior to the effective time of the Combination. In addition, the master combination agreement contemplates that, immediately prior to the closing of the Combination, we will calculate the amount by which distributions by NorthStar I and NorthStar II from July 1, 2017 through the day immediately preceding the closing date (excluding the dividend payment made on July 1, 2017) have exceeded such company’s funds from operations. Prior to the closing of the Combination, a special dividend will be declared by whichever of the two companies has generated the least amount of cash leakage in excess of funds from operations in order to true up the agreed contribution values of NorthStar I and NorthStar II in relation to each other. In addition, following the CLNS Contribution, but prior to the effective time of the Mergers, the Company will, if necessary, declare a special distribution to the CLNS Operating Company in an amount that is intended to true up the CLNS Operating Company for the difference between (i) the sum of (a) the loss in value of NorthStar I and NorthStar II as a result of the distributions made by NorthStar I and NorthStar II in excess of funds from operations from July 1, 2017 through the day immediately preceding the closing date (excluding the dividend payment made on July 1, 2017), (b) funds from operations for the entities that own the CLNS Investment Entities from July 1, 2017 through the day immediately preceding the closing date, (c) cash contributions or contributions of certain intercompany receivables made to the entities that own the CLNS Investment Entities from July 1, 2017 through the day immediately preceding the closing date and (d) the expected present value of certain unreimbursed operating expenses of NorthStar I and NorthStar II paid on each company’s behalf by their respective advisors, and (ii) cash distributions made by the entities that own the CLNS Investment Entities from July 1, 2017 through the day immediately preceding the closing date, excluding that certain distribution made by the entities that own the CLNS Investment Entities in July 2017 relating to the partial repayment of a certain investment. Assuming a closing date of December 31, 2017, we do not expect the special distribution to CLNS as contemplated by the combination agreement to exceed $20 million.

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As a result of the Combination, we will assume substantially all of the outstanding assets and liabilities of NorthStar I, all of the assets and liabilities of NorthStar II and the assets and liabilities of the CLNS Investment Entities. We will conduct substantially all of our business through Credit RE, our operating company.

Subject to the provisions of our charter, (x) in the event of our initial public offering, shares of our Class B-1 and B-2 common stock will convert automatically into shares of our Class A common stock 30 days and 180 days, respectively, following the date of the closing of our initial public offering, and (y) in the event of a listing (without an initial public offering) of our Class A common stock on a national securities exchange, shares of our Class B-3 common stock will convert automatically into shares of our Class A common stock one year following the date of listing of our Class A common stock. See “Description of the Company Capital Stock—Conversion of the Company Class B Common Stock” included elsewhere in this joint proxy statement/prospectus. At the time of closing of the Combination, we will enter into a stockholders agreement with CLNS Operating Company pursuant to which CLNS Operating Company will agree, until the later of the two-year anniversary of the closing of the Combination and our second annual meeting, to (1) vote its shares of common stock in favor of director nominees recommended by our board of directors and (2) not take any action to change the composition of our board of directors in a manner that results in our board of directors being comprised of less than a majority of independent directors. See “Other Related Agreements—Stockholders Agreement.” In addition, Colony NorthStar will have certain rights under a registration rights agreement to sell shares of our common stock owned by Colony NorthStar (through CLNS Operating Company), including through an underwritten public offering. See “Other Related Agreements—Registration Rights Agreement.”

Factors Impacting Our Operating Results

Overview

We expect that our results of operations will be affected by a number of factors and will depend primarily on, among other things, the ability of the borrowers of our assets to service our debt as it is due and payable, the ability of our tenants to pay rent and other amounts due under their leases, our ability to actively and effectively service any sub-performing and non-performing loans and other assets we may have from time to time in our portfolio, the market value of our assets and the supply of, and demand for, CRE senior mortgage loans, mezzanine loans, preferred equity, debt securities, net leased properties and our other assets, and the level of our net operating income. Our net interest income, which includes the amortization of purchase premiums and the accretion of purchase discounts, varies primarily as a result of changes in market interest rates, prepayment rates on our CRE loans, prepayment speeds and the ability of our borrowers to make scheduled interest payments. Interest rates and prepayment rates vary according to the type of investment, conditions in the financial markets, credit-worthiness of our borrowers, competition and other factors, none of which can be predicted with any certainty. Our operating results also may be impacted by credit losses in excess of initial anticipations or unanticipated credit events experienced by borrowers whose mortgage loans are held directly by us or that are included in our CMBS. Our net property operating income will depend on our ability to maintain the historical occupancy rates of our real estate equity investments, lease currently available space and continue to attract new tenants.

Changes in Fair Value of Our Assets

It is our business strategy to hold our target assets as long-term investments. As a result, we do not expect that changes in the market value of the assets will normally impact our operating results. However, at least on a quarterly basis, we will assess both our ability and intent to continue to hold such assets as long-term investments. As part of this process, we will monitor our target assets for “other-than-temporary” impairment. A change in our ability and/or intent to continue to hold any of our assets could result in our recognizing an impairment charge or realizing losses upon the sale of such securities.

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Changes in Market Interest Rates

With respect to our proposed business operations, increases in interest rates, in general, may over time cause:

•	the value of fixed-rate investments to decrease;

•	prepayments on certain assets in our portfolio to slow, thereby slowing the amortization of our purchase premiums and the accretion of our purchase discounts;

•	coupons on our floating and adjustable-rate mortgage loans and CMBS to reset, although on a delayed basis, to higher interest rates;

•	to the extent we use leverage to finance our assets, the interest expense associated with our borrowings to increase; and

•	to the extent we enter into interest rate swap agreements as part of our hedging strategy, the value of these agreements to increase.

Conversely, decreases in interest rates, in general, may over time cause:

•	the value of the fixed-rate assets in our portfolio to increase;

•	prepayments on certain assets in our portfolio to increase, thereby accelerating the amortization of our purchase premiums and the accretion of our purchase discounts;

•	to the extent we enter into interest rate swap agreements as part of our hedging strategy, the value of these agreements to decrease;

•	coupons on our floating and adjustable-rate mortgage loans and CMBS to reset, although on a delayed basis, to lower interest rates;

•	to the extent we use leverage to finance our assets, the interest expense associated with our borrowings to decrease; and

•	to the extent we enter into interest rate swap agreements as part of our hedging strategy, the value of these agreements to decrease.

Credit Risk

One objective of our strategy is to minimize credit losses and financing costs. However, we expect to be subject to varying degrees of credit risk in connection with our target assets. Our Manager will seek to mitigate this risk by seeking to acquire high quality assets, at appropriate prices given anticipated and unanticipated losses and by deploying a comprehensive review and asset selection process and by careful ongoing monitoring of acquired assets. Nevertheless, unanticipated credit losses could occur which could adversely impact our operating results.

Size of Investment Portfolio

The size of our portfolio, as measured by the aggregate principal balance of our commercial mortgage loans, other commercial real estate-related debt investments and the other assets we own, is also a key revenue driver. Generally, as the size of our portfolio grows, the amount of interest income we earn increases. However, a larger portfolio may result in increased expenses to the extent that we incur additional interest expense to finance the purchase of our assets.

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Market Conditions

We believe that market conditions will impact our operating results and will cause us to adjust our investment and financing strategies over time as new opportunities emerge and risk profiles of our business change. In addition, changes in government programs, including delayed implementation or termination of programs intended to finance the acquisition of our target assets, could impact our ability to acquire our target assets. Except as set forth above, we are not aware of any material trends or uncertainties, other than national economic conditions affecting mortgage loans, mortgage-backed securities and real estate, generally, that may reasonably be expected to have a material impact, favorable or unfavorable, on revenues or income from the acquisition of real estate-related assets, other than those referred to in this joint proxy statement/prospectus.

Results of Operations of CLNS Investment Entities

Overview

For the periods presented, we present the results of operations of the CLNS Investment Entities, our accounting predecessor. Colony NorthStar was formed through a tri-party merger (the “CLNS Merger”) among Colony Capital, Inc., NorthStar Asset Management Group Inc. and NorthStar Realty Finance Corp. (“NRF”), which closed on January 10, 2017 (the “CLNS Merger Closing Date”). Colony Capital, Inc. was determined to be the accounting acquirer in the CLNS Merger. Accordingly, the combined financial information of the CLNS Investment Entities as of any date or for any periods on or prior to the CLNS Merger Closing Date, as presented and discussed herein, represent the CLNS Investment Entities from Colony Capital, Inc. On the CLNS Merger Closing Date, the CLNS Investment Entities from Colony Capital, Inc. were reflected by CLNS at their pre-CLNS Merger carrying values, while the CLNS Investment Entities from NRF were reflected by CLNS at their CLNS Merger fair values. The results of operations of the CLNS Investment Entities from NRF are included effective from January 11, 2017.

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The following table summarizes the historical results of operations of our accounting predecessor for the nine months ended September 30, 2017 and 2016, and the years ended December 31, 2016 and 2015.

	Nine Months Ended September 30,			Year Ended December 31,
(In thousands)	2017 (unaudited)	2016 (unaudited)	Change	2016	2015	Change

Revenues
Interest income	$108,442	$105,203	$3,239	$140,529	$112,326	$28,203
Property operating income	17,207	866	16,341	1,138	99	1,039
Other income	659	432	227	536	287	249

Total revenues	126,308	106,501	19,807	142,203	112,712	29,491

Expenses
Interest expense	20,204	20,166	38	26,031	18,949	7,082
Property operating expense	5,707	689	5,018	905	67	838
Transaction, investment and servicing costs	2,126	1,233	893	1,767	1,920	(153)
Depreciation and amortization	7,567	135	7,432	146	—	146
Provision for loan loss	—	1,847	(1,847)	3,386	721	2,665
Administrative expenses	9,654	11,396	(1,742)	15,437	15,315	122

Total expenses	45,258	35,466	9,792	47,672	36,972	10,700

Other income (loss)
Other loss, net	(393)	(31)	(362)	(56)	—	(56)
Earnings from investments in unconsolidated ventures	15,299	12,419	2,880	16,067	6,115	9,952

Income before income taxes	95,956	83,423	12,533	110,542	81,855	28,687
Income tax expense	(127)	(869)	742	(1,521)	(247)	(1,274)

Net income	95,829	82,554	13,275	109,021	81,608	27,413
Net income attributable to noncontrolling interests	516	601	(85)	736	1,054	(318)

Net income attributable to owners	$95,313	$81,953	$13,360	$108,285	$80,554	$27,731

Comparison of Nine Months Ended September 30, 2017 and 2016

Interest Income—Interest income increased $3.2 million in the nine months ended September 30, 2017 compared to the same period in 2016. The nine months ended September 30, 2017 included $11.6 million of interest income from $175.4 million of loans receivable acquired by Colony NorthStar from NRF through the CLNS Merger in January 2017. However, interest income from the loan portfolio existing prior to the CLNS Merger decreased $8.4 million due to loan sales and repayments, which more than offset additional interest income from draws on development loans in 2017.

Property Operating Income, Property Operating Expense and Depreciation—These amounts increased significantly in the nine months ended September 30, 2017 compared to the same period in 2016 as a result of Colony NorthStar’s acquisition of 13 net lease properties from NRF through the CLNS Merger totaling $205.4 million. Prior to that, the CLNS Investment Entities did not hold any real estate except for two properties, comprising (i) two medical office buildings acquired through foreclosure in October 2015 and sold in March 2017, and (ii) a hotel acquired through foreclosure in January 2017.

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Other Income—Other income was approximately $0.2 million higher in the nine months ended September 30, 2017 compared to the same period in 2016, due to higher recovery of expenses from borrowers and other recoveries from resolution of our loan investments.

Interest Expense—Interest expense was largely consistent at $20.2 million between the nine months ended September 30, 2017 and 2016. In 2017, $3.8 million of interest expense was related to mortgage debt financing in connection with the NRF net lease properties acquired in the CLNS Merger. The remaining interest expense in 2017 of $16.4 million was related to financing on loans receivable and decreased $3.7 million year-over-year. The decrease was driven by (i) pay off of warehouse facilities in 2017 with proceeds from sale of loans; and (ii) pay down of securitization bonds through resolutions of underlying loans and foreclosed real estate, partially offset by (iii) interest expense incurred on a secured financing transaction in 2017.

Transaction, Investment and Servicing Costs—There was a $0.9 million increase in transaction, investment and servicing costs in the nine months ended September 30, 2017 compared to the same period in 2016, which can be attributed largely to legal costs incurred in connection with the sale of loans in 2017.

Provision for Loan Losses—Provision for loan loss of $1.8 million for the nine months ended September 30, 2016 reflects predominantly a decrease in collateral value of a mortgage loan affected by the decline in the oil and gas industry. The loan was subsequently foreclosed in January 2017.

Administrative Expenses—Administrative expenses are predominantly corporate-level costs that are either incurred specifically on behalf of the CLNS Investment Entities or an allocation of costs estimated to be applicable to the CLNS Investment Entities, largely based on the relative assets under management of the CLNS Investment Entities to the total assets under management of Colony NorthStar. In 2017, the CLNS Merger increased Colony NorthStar’s total assets under management, resulting in a lower percentage of costs allocated to the CLNS Investment Entities. Additionally, the $1.7 million decrease in administrative costs allocated to the CLNS Investment Entities during the nine months ended September 30, 2017 compared to the same period in 2016 also reflects the impact of synergies from the CLNS Merger which resulted in overall cost savings to Colony NorthStar.

Other Loss, Net—The approximately $0.4 million increase in other loss between the nine months ended September 30, 2017 and 2016 can be attributed primarily to the loss on an interest rate cap, which economically hedges the interest rate risk on a floating rate secured financing but was not designated as an accounting hedge.

Earnings from Investments in Unconsolidated Ventures—Included in the results for the nine months ended September 30, 2017 was $0.8 million of earnings, including unrealized fair value adjustments, from two private equity funds acquired through the CLNS Merger and that are accounted for under the fair value option. The remaining $14.5 million and $12.4 million of earnings in the nine months ended September 30, 2017 and 2016, respectively, were from development loan arrangements with participating equity interest that are accounted for as equity method investments, with the $2.1 million increase resulting from additional draws.

Income Tax Expense—Income tax expense for the nine months ended September 30, 2017 was $0.7 million lower compared to the same period in 2016, attributable largely to excess inclusion income in 2016 from investment in residual interests of securitization trusts. This was partially offset by income tax expense on earnings from investments in private equity funds in 2017.

Comparison of Years Ended December 31, 2016 and 2015

Interest Income—Interest income was $28.2 million higher in 2016 as it reflected a full year of interest income from new loans originated in 2015, primarily mortgage loans collateralized by transitional commercial properties that were subsequently securitized, and additional draws on development loans, partially offset by loan repayments.

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Property Operating Income, Property Operating Expense and Depreciation—These amounts pertain to a property, comprising two medical office buildings acquired by the CLNS Investment Entities through foreclosure in October 2015; and these amounts were significantly higher in 2016 compared to 2015 as 2016 reflected a full year of operations for the property. The property was subsequently sold in March 2017.

Other Income—Other income was $0.2 million higher in 2016 primarily due to loan administration fees on a development loan that was recognized for a full year in 2016 compared to a partial year in 2015.

Interest Expense (Loans Receivable)—Interest expense was incurred by the CLNS Investment Entities from mortgage loan securitizations that are accounted for as financing transactions and on outstanding amounts drawn from warehouse facilities. The $7.1 million increase in interest expense in 2016 relative to 2015 resulted from a new securitization transaction in September 2015.

Transaction, Investment and Servicing Costs—There was a $0.2 million decrease in transaction, investment and servicing costs in 2016 relative to 2015. The higher costs in 2015 can be attributed primarily to legal costs incurred in the restructuring and partial sale of loan receivables, including an unconsummated sale transaction in 2015.

Provision for Loan Losses—Provision for loan loss of $0.7 million was recorded in 2015, with the allowance subsequently charged off upon foreclosure of the delinquent mortgage loan. In 2016, provision for loan loss of $3.4 million reflects a decrease in collateral value of a mortgage loan affected by the decline in the oil and gas industry. The loan was subsequently foreclosed in January 2017.

Other Loss, Net—The $56,000 loss in 2016 reflects a loss on sale of loans, primarily due to selling costs.

Earnings from Investments in Unconsolidated Ventures—These are earnings from development loan arrangements with participating equity interest that are accounted for as equity method investments. Earnings increased approximately $10.0 million in 2016, as a result of additional draws throughout 2015 and 2016.

Income Tax Expense—Income tax expense increased approximately $1.3 million in 2016 compared to 2015, predominantly as a result of excess inclusion income from investment in residual interests of securitization trusts.

Liquidity and Capital Resources

Overview

Our primary liquidity needs will include commitments to repay borrowings, finance our assets and operations, meet future funding obligations, make distributions to our stockholders, repurchase our shares and fund other general business needs. We will use significant cash to make additional investments, repay the principal of and interest on our borrowings and pay other financing costs, make distributions to our stockholders and fund our operations, which includes making payments to our Manager in accordance with the management agreement.

After the completion of the combination, our primary sources of liquidity will include cash on hand, cash generated from our operating activities and the proceeds of an initial public offering, if any, and cash generated from asset sales and investment maturities. However, subject to maintaining our qualification as a REIT and our Investment Company Act exclusion, we may use a number of sources to finance our assets, including bank credit facilities (including term loans and revolving facilities), securitizations, warehouse facilities and repurchase agreements, as described below. We also expect to invest in a number of our assets through co-investments with other investment vehicles managed by affiliates of our Manager and/or other third parties, which may allow us to pool capital to access larger transactions and diversify investment exposure. For more

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information about the conflicts of interest that may arise in connection with these co-investments, see “Description of the Company—Conflicts of Interest.”

Potential Sources of Liquidity

Bank Credit Facilities

We may use bank credit facilities (including term loans and revolving facilities) to finance our assets. These financings may be collateralized or non-collateralized and may involve one or more lenders. Credit facilities typically have maturities ranging from two to five years and may accrue interest at either fixed or floating rates.

Repurchase Agreements

We may use repurchase agreements to finance our assets. Repurchase agreements effectively allow us to borrow against loans and securities that we own. Under these agreements, we will sell our loans and securities to a counterparty and agree to repurchase the same loans and securities from the counterparty at a price equal to the original sales price plus an interest factor. During the term of the repurchase agreement, we receive the principal and interest on the related loans and securities and pay interest to the counterparty. We intend to maintain formal relationships with multiple counterparties to obtain repurchase agreement financing on favorable terms.

Warehouse Facilities

We may use warehouse facilities as a source of short-term financing for our assets. Warehouse facilities are typically lines of credit from commercial and investment banks that can be drawn upon to fund the acquisition of assets. Warehouse facilities are typically collateralized loans made to investors who invest in loans and securities that in turn pledge the resulting loans and securities to the warehouse lender. Third party custodians, usually large banks, typically hold the loans and securities funded with the warehouse facility borrowings, including the loans, securities, notes, mortgages and other important loan documentation, for the benefit of the lender who is deemed to own the loans and securities and, if there is a default under the warehouse line, for the benefit of the warehouse lender.

Securitizations

We may seek to utilize non-recourse long-term securitizations of our investments in mortgage loans, especially loan originations to the extent consistent with the maintenance of our REIT qualification and exclusion from the Investment Company Act in order to generate cash for funding new investments. This would involve conveying a pool of assets to a special purpose vehicle (or the issuing entity), which would issue one or more classes of non-recourse notes pursuant to the terms of an indenture. The notes would be secured by the pool of assets. In exchange for the transfer of assets to the issuing entity, we would receive the cash proceeds on the sale of non-recourse notes and a 100% interest in the equity of the issuing entity. The securitization of our portfolio investments might magnify our exposure to losses on those portfolio investments because any equity interest we retain in the issuing entity would be subordinate to the notes issued to investors and we would, therefore, absorb all of the losses sustained with respect to a securitized pool of assets before the owners of the notes experience any losses.

Other Potential Sources of Financing

In the future, we may also use other sources of financing to fund the acquisition of our target assets, including secured and unsecured forms of borrowing, the proceeds of an initial public offering, if any, and selective

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wind-down and dispositions of assets. We may also seek to raise further equity capital or issue debt securities in order to fund our future investments.

Cash Flows of CLNS Investment Entities

The following table summarizes the cash flow activities of the CLNS Investment Entities for the nine months ended September 30, 2017, and the years ended December 31, 2016 and 2015:

	Nine Months Ended September 30,		Year Ended December 31,
(In thousands)	2017 (unaudited)	2016 (unaudited)	2016	2015

Net cash provided by (used in):
Operating activities	$74,187	$65,092	$88,508	$64,674
Investing activities	228,700	104,895	238,854	(812,728)
Financing activities	(261,247)	(161,988)	(319,718)	737,992

Operating Activities

Cash inflows from operating activities are generated primarily through interest received from loans receivable, property operating income from net lease properties acquired from NRF through the CLNS Merger in January 2017, and distributions of earnings from unconsolidated ventures. These cash inflows are partially offset by payment of operating expenses supporting the CLNS Investment Entities’ business, primarily loan servicing and, in 2017, property operations.

Investing Activities

Investing activities include loan disbursements and contributions to unconsolidated ventures, partially offset by repayments and sales of loan receivables, distributions of capital from unconsolidated ventures, and proceeds from sale of foreclosed real estate.

The CLNS Investment Entities generated net cash inflows from investing activities of $228.7 million and $104.9 million for the nine months ended September 30, 2017 and 2016, respectively, and $238.9 million for the year ended December 31, 2016, as receipts from loan repayments and proceeds from sales of loans exceeded cash outflows for loan disbursements. In contrast, investing activities for the year ended December 31, 2015 resulted in a net cash outflow of $812.7 million as the CLNS Investment Entities were actively originating new loans that were subsequently securitized.

Financing Activities

The CLNS Investment Entities’ investing activities are financed through members’ capital as well as third party secured borrowings. Accordingly, the CLNS Investment Entities incur cash outlays for distributions to their members and repayments of borrowings. Net cash used in financing was $261.2 million and $162.0 million for the nine months ended September 30, 2017 and 2016, respectively, and $319.7 million for the year ended December 31, 2016. For the year ended December 31, 2015, the CLNS Investment Entities received $738.0 million of net cash from financing activities, from a combination of members’ contributions and borrowings, including securitization transactions, to fund their loan origination activities in 2015.

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Contractual Obligations, Commitments and Contingencies of CLNS Investment Entities

The following table sets forth the known contractual obligations of the CLNS Investment Entities on an undiscounted basis as of September 30, 2017 as well as the future periods in which such obligations are expected to be settled, and excludes obligations of the CLNS Investment Entities that are not fixed and determinable. This table also excludes the contractual obligations and commitments of NorthStar I and NorthStar II and of the Company after the Combination, including the management agreement that will be entered into between the Company and a subsidiary of CLNS.

	Payments Due by Period
(In thousands)	Total	Remaining 2017	2018-2019	2020-2021	2022 and after
Secured debt(1)	$321,392	$3,500	$141,546	$31,266	$145,080
Securitization bonds payable(2)	227,259	93,720	133,539	—	—
Ground lease obligations(3)	13,287	490	4,011	3,852	4,934

	561,938	$97,710	$279,096	$35,118	$150,014

Lending commitments(4)	62,852

Total	$624,790

(1)	Amounts include minimum principal or principal curtailment based upon cash flows from collateral loans after payment of certain loan servicing fees and monthly interest, as well as fixed or floating rate interest obligations through the initial maturity date of the respective secured and unsecured debt. Interest on floating rate debt was determined based on the applicable index at September 30, 2017. See Note 7 to the combined financial statements of the CLNS Investment Entities included elsewhere in this joint proxy statement/prospectus.

(2)	The timing of future principal payments was estimated based on expected future cash flows of underlying collateral loans. Repayments are estimated to be earlier than contractual maturity only if proceeds from underlying loans are repaid by the borrowers.

(3)	The CLNS Investment Entities assumed noncancellable operating ground leases as lessee or sublessee in connection with net lease properties acquired through the CLNS Merger. The amounts represent minimum future base rent commitments through initial expiration dates of the respective leases, excluding any contingent rent payments. Rents paid under ground leases are recoverable from tenants.

(4)	Future lending commitments may be subject to certain conditions that borrowers must meet to qualify for such fundings. Commitment amount assumes future fundings meet the terms to qualify for such fundings. See Note 10 to the combined financial statements of the CLNS Investment Entities included elsewhere in this joint proxy statement/prospectus.

Guarantees and Off-Balance Sheet Arrangements of CLNS Investment Entities

The CLNS Investment Entities had no off-balance sheet arrangements at September 30, 2017.

Our Critical Accounting Policies and Estimates

Preparation of financial statements in accordance with U.S. generally accepted accounting principles requires the use of estimates and assumptions that involve the exercise of judgment and that affect the reported amounts of assets, liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Certain accounting policies are considered to be critical accounting policies. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require subjective and complex judgments, and for which the impact of changes in estimates and assumptions could have a material effect on our financial statements.

Highlighted below are certain sections of accounting policies that are expected to be critical and that require significant judgment based on the nature of our business and operations.

•	Principles of consolidation—variable interest entity (“VIE”) assessment

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•	Fair value measurement

•	Business combinations—evaluation of whether definition of a business is met; valuation of assets acquired, liabilities assumed and noncontrolling interests; purchase price allocation

•	Real estate assets—valuation of real estate and related intangibles at acquisition; classification as held for sale, impairment assessment; recognition of gain on sale of real estate

•	Loans receivable—nonaccrual policy; assessment of loan impairment and allowance for loan losses; accounting for purchased credit-impaired (“PCI”) loans, including estimate of expected cash flows; accounting for acquisition, development and construction (“ADC”) loans

•	Investments in unconsolidated ventures—impairment assessment

•	Securities—other-than-temporary impairment (“OTTI”) assessment

•	Transfers of financial assets—qualification for sale accounting

Principles of Consolidation

We consolidate entities in which we have a controlling financial interest by first considering if an entity meets the definition of a VIE for which we are deemed to be the primary beneficiary, or if we have the power to control an entity through a majority of voting interest or through other arrangements.

Variable Interest Entities—A VIE is an entity that lacks sufficient equity to finance its activities without additional subordinated financial support from other parties, or whose equity holders lack the characteristics of a controlling financial interest. A VIE is consolidated by its primary beneficiary, which is defined as the party that has a controlling financial interest in the VIE through (a) the power to direct the activities of the VIE that most significantly affect the VIE’s economic performance, and (b) the obligation to absorb losses or right to receive benefits of the VIE that could be significant to the VIE. We also consider interests held by our related parties, including de facto agents. We assess whether we are members of a related party group that collectively meets the power and benefits criteria and, if so, whether we are most closely associated with the VIE. In performing this analysis, we consider both qualitative and quantitative factors, including, but not limited to: the amount and characteristics of their investment relative to the related party; our ability and the related party’s ability to control or significantly influence key decisions of the VIE including consideration of involvement by de facto agents; the obligation or likelihood for us or the related party to fund operating losses of the VIE; and the similarity and significance of the VIE’s business to our activities and to those of the related party. The determination of whether an entity is a VIE, and whether we are the primary beneficiary, may involve significant judgment, including the determination of which activities most significantly affect the entities’ performance, and estimates about the current and future fair values and performance of assets held by the VIE.

Voting Interest Entities—Unlike VIEs, voting interest entities have sufficient equity to finance their activities and equity investors exhibit the characteristics of a controlling financial interest through their voting rights. The CLNS Investment Entities consolidate such entities when they have the power to control these entities through ownership of a majority of the entities’ voting interests or through other arrangements.

At each reporting period, we reassess whether changes in facts and circumstances cause a change in the status of an entity as a VIE or voting interest entity, and/or a change in our consolidation assessment. Changes in consolidation status are applied prospectively. An entity may be consolidated as a result of this reassessment, in which case, the assets, liabilities and noncontrolling interest in the entity are recorded at fair value upon initial consolidation. Any existing equity interest we hold in the entity prior to us obtaining control will be remeasured at fair value, which may result in a gain or loss recognized upon initial consolidation. However, if

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the consolidation represents an asset acquisition of a voting interest entity, our existing interest in the acquired assets, if any, is not remeasured to fair value but continues to be carried at historical cost. We may also deconsolidate a subsidiary as a result of this reassessment, which may result in a gain or loss recognized upon deconsolidation depending on the carrying values of deconsolidated assets and liabilities compared to the fair value of any interests retained.

Fair Value Measurement

Fair value is based on an exit price, defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Where appropriate, adjustments to estimated fair values are made to appropriately reflect counterparty credit risk as well as our own credit-worthiness.

The estimated fair value of financial assets and financial liabilities are categorized into a three-tier hierarchy, prioritized based on the level of transparency in inputs used in the valuation techniques, as follows:

Level 1—Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2—Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in non-active markets, or valuation techniques utilizing inputs that are derived principally from or corroborated by observable data directly or indirectly for substantially the full term of the financial instrument.

Level 3—At least one assumption or input is unobservable and it is significant to the fair value measurement, requiring significant management judgment or estimate.

Where the inputs used to measure the fair value of a financial instrument fall into different levels of the fair value hierarchy, the financial instrument is categorized within the hierarchy based on the lowest level of input that is significant to its fair value measurement.

Business Combinations

We evaluate each purchase transaction to determine whether the acquired assets meet the definition of a business. If substantially all of the fair value of gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets, then the set of transferred assets and activities is not a business. If not, for an acquisition to be considered a business, it would have to include an input and a substantive process that together significantly contribute to the ability to create outputs (i.e., there is a continuation of revenue before and after the transaction). A substantive process is not ancillary or minor, cannot be replaced without significant cost, effort or delay or is otherwise considered unique or scarce. To qualify as a business without outputs, the acquired assets would require an organized workforce with the necessary skills, knowledge and experience to perform a substantive process.

Net cash paid to acquire a business or assets is classified as investing activities on the accompanying statements of cash flows.

Business combinations are accounted for under the acquisition method. Transaction costs related to acquisition of a business are expensed as incurred and excluded from the fair value of consideration transferred. The identifiable assets acquired, liabilities assumed and noncontrolling interests in acquired entity are recognized and measured at their estimated fair values. The excess of the fair value of consideration transferred over the fair values of identifiable assets acquired, liabilities assumed and noncontrolling interests in an acquired entity, net of fair value of any previously held interest in the acquired entity, is recorded as goodwill. Such valuations require significant estimates and assumptions.

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For acquisitions that are not deemed to be businesses, the assets acquired are recognized based on their acquisition cost and no gain or loss is recognized unless the fair value of non-cash assets given as consideration differs from the carrying amount of the assets acquired. The cost of assets acquired in a group is allocated to individual assets within the group based on their relative fair values and does not give rise to goodwill. Transaction costs related to acquisition of assets are included in the cost basis of the assets acquired.

The acquisition of NorthStar I and NorthStar II will be accounted for under the acquisition method for a business combination.

Loans Receivable

We originate and purchase loans receivable. The accounting framework for loans receivable depends on our strategy whether to hold or sell the loan, whether the loan was credit-impaired at the time of acquisition, or whether the lending arrangement is an ADC loan.

Loans Held for Investment (other than Purchased Credit-Impaired Loans)

Loans that we have the intent and ability to hold for the foreseeable future are classified as held-for-investment. Originated loans are recorded at amortized cost, or outstanding unpaid principal balance less net deferred loan fees. Net deferred loan fees include unamortized origination and other fees charged to the borrower less direct incremental loan origination costs incurred by us. Purchased loans are recorded at amortized cost, or unpaid principal balance plus purchase premium or less unamortized discount. Costs to purchase loans are expensed as incurred.

Interest Income—Interest income is recognized based upon contractual interest rate and unpaid principal balance of the loans. Net deferred loan fees on originated loans are deferred and amortized as adjustments to interest income over the expected life of the loans using the effective yield method. Premium or discount on purchased loans are amortized as adjustments to interest income over the expected life of the loans using the effective yield method. For revolving loans, net deferred loan fees, premium or discount are amortized to interest income using the straight-line method. When a loan is prepaid, prepayment fees and any excess of proceeds over the carrying amount of the loan are recognized as additional interest income.

Nonaccrual—Accrual of interest income is suspended on nonaccrual loans. Loans that are past due 90 days or more as to principal or interest, or where reasonable doubt exists as to timely collection, are generally considered nonperforming and placed on nonaccrual. Interest receivable is reversed against interest income when loans are placed on nonaccrual status. Interest collection on nonaccruing loans for which ultimate collectability of principal is uncertain is recognized using a cost recovery method by applying interest collected as a reduction to loan principal; otherwise, interest collected is recognized on a cash basis by crediting to income when received. Loans may be restored to accrual status when all principal and interest is current and full repayment of the remaining contractual principal and interest is reasonably assured.

Impairment and Allowance for Loan Losses—On a periodic basis, we analyze the extent and effect of any credit migration from underwriting and the initial investment review associated with the performance of a loan and/or value of its underlying collateral, financial and operating capability of the borrower or sponsor, as well as amount and status of any senior loan, where applicable. Specifically, operating results of collateral properties and any cash reserves are analyzed and used to assess whether cash from operations are sufficient to cover debt service requirements currently and into the future, ability of the borrower to refinance the loan, liquidation value of collateral properties, financial wherewithal of any loan guarantors as well as the borrower’s competency in managing and operating the collateral properties. Such analysis is performed at least quarterly, or more often as needed when impairment indicators are present. We do not utilize a statistical credit rating

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system to monitor and assess the credit risk and investment quality of our acquired or originated loans. Given the diversity of our portfolio, we believe there is no consistent method of assigning a numerical rating to a particular loan that captures all of the various credit metrics and their relative importance. Therefore, we evaluate impairment and allowance for loan losses on an individual loan basis.

Loans are considered to be impaired when it is probable that we will not be able to collect all amounts due in accordance with contractual terms of the loans, including consideration of underlying collateral value. Allowance for loan losses represents the estimated probable credit losses inherent in loans held for investment at balance sheet date. Changes in allowance for loan losses are recorded in the provision for loan losses on the statement of operations. Allowance for loan losses generally excludes interest receivable as accrued interest receivable is reversed when a loan is placed on nonaccrual status. Allowance for loan losses is generally measured as the difference between the carrying value of the loan and either the present value of cash flows expected to be collected, discounted at the original effective interest rate of the loan or an observable market price for the loan. Subsequent changes in impairment are recorded as adjustments to the provision for loan losses. Loans are charged off against allowance for loan losses when all or a portion of the principal amount is determined to be uncollectible. A loan is considered to be collateral-dependent when repayment of the loan is expected to be provided solely by the underlying collateral. Impaired collateral-dependent loans are written down to the fair value of the collateral less disposal cost, first through a charge-off against allowance for loan losses, if any, then recorded as impairment loss.

Troubled Debt Restructuring (“TDR”)—A loan with contractual terms modified in a manner that grants concession to the borrower who is experiencing financial difficulty is classified as a TDR. Concessions could include term extensions, payment deferrals, interest rate reductions, principal forgiveness, forbearance, or other actions designed to maximize our collection on the loan. As a TDR is generally considered to be an impaired loan, it is measured for impairment based on our allowance for loan losses methodology.

Loans Held for Sale

Loans that we intend to sell or liquidate in the foreseeable future are classified as held-for-sale. Loans held for sale are carried at the lower of amortized cost or fair value less disposal cost, with valuation changes recognized as impairment loss. Loans held for sale are not subject to allowance for loan losses. Net deferred loan origination fees and loan purchase premiums or discounts are deferred and capitalized as part of the carrying value of the held-for-sale loan until the loan is sold and are therefore included in the periodic valuation adjustments based on lower of cost or fair value less disposal cost.

PCI Loans

PCI loans are acquired loans with evidence of credit quality deterioration for which it is probable at acquisition that we will collect less than the contractually required payments. PCI loans are recorded at the initial investment in the loans and accreted to the estimated cash flows expected to be collected as measured at acquisition date. The excess of cash flows expected to be collected, measured as of acquisition date, over the estimated fair value represents the accretable yield and is recognized in interest income over the remaining life of the loan using the effective interest method. The difference between contractually required payments as of the acquisition date and the cash flows expected to be collected (“nonaccretable difference”) is not recognized as an adjustment of yield, loss accrual or valuation allowance.

We evaluate estimated future cash flows expected to be collected on a quarterly basis, starting with the first full quarter after acquisition, or earlier if conditions indicating impairment are present. If the cash flows expected to be collected cannot be reasonably estimated, either at acquisition or in subsequent evaluation, we may

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consider placing such PCI loans on nonaccrual, with interest income recognized using the cost recovery method or on a cash basis. Subsequent decreases in cash flows expected to be collected are evaluated to determine whether a provision for loan loss should be established. If decreases in expected cash flows result in a decrease in the estimated fair value of the loan below its amortized cost, we record a provision for loan losses calculated as the difference between the loan’s amortized cost and the revised cash flows, discounted at the loan’s effective yield. Subsequent increases in cash flows expected to be collected are first applied to reverse any previously recorded allowance for loan losses, with any remaining increases recognized prospectively through an adjustment to yield over its remaining life.

Factors that most significantly affect estimates of cash flows expected to be collected, and accordingly the accretable yield, include: (i) estimates of the remaining life of acquired loans which may change the amount of future interest income; (ii) changes to prepayment assumptions; (iii) changes to collateral value assumptions for loans expected to foreclose; and (iv) changes in interest rates on variable rate loans.

PCI loans may be aggregated into pools based upon common risk characteristics, such as loan performance, collateral type and/or geographic location of the collateral. A pool is accounted for as a single asset with a single composite yield and an aggregate expectation of estimated future cash flows. A PCI loan modified within a pool remains in the pool, with the effect of the modification incorporated into the expected future cash flows. A loan resolution within a loan pool, which may involve the sale of the loan or foreclosure on the underlying collateral, results in the removal of an allocated carrying amount, including an allocable portion of any existing allowance.

ADC Loan Arrangements

We provide loans to third party developers for the acquisition, development and construction of real estate. Under an ADC arrangement, we participate in the expected residual profits of the project through the sale, refinancing or other use of the property. We evaluate the characteristics of each ADC arrangement, including its risks and rewards, to determine whether they are more similar to those associated with a loan or an investment in real estate. ADC arrangements with characteristics implying loan classification are presented as loans receivable and result in the recognition of interest income. ADC arrangements with characteristics implying real estate joint ventures are presented as investments in unconsolidated joint ventures and are accounted for using the equity method. The classification of each ADC arrangement as either loan receivable or real estate joint venture involves significant judgment and relies on various factors, including market conditions, amount and timing of expected residual profits, credit enhancements in the form of guaranties, estimated fair value of the collateral, and significance of borrower equity in the project, among others. The classification of ADC arrangements is performed at inception, and periodically reassessed when significant changes occur in the circumstances or conditions described above.

Real Estate Assets

Real Estate Acquisitions—Real estate acquisitions are recorded at the fair values of the acquired components at the time of acquisition, allocated among land, building, improvements, equipment, lease-related tangible and identifiable intangible assets and liabilities, such as tenant improvements, deferred leasing costs, in-place lease values, above- and below-market lease values. The estimated fair value of acquired land is derived from recent comparable sales of land and listings within the same local region based on available market data. The estimated fair value of acquired buildings and building improvements is derived from comparable sales, discounted cash flow analysis using market-based assumptions, or replacement cost, as appropriate. The fair value of site and tenant improvements is estimated based upon current market replacement costs and other relevant market rate information.

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Real Estate Held for Investment

Impairment—We evaluate our real estate held for investment for impairment periodically or whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. We evaluate cash flows and determine impairments on an individual property basis. In making this determination, we review, among other things, current and estimated future cash flows associated with each property, market information for each sub-market, including, where applicable, competition levels, foreclosure levels, leasing trends, occupancy trends, lease or room rates, and the market prices of similar properties recently sold or currently being offered for sale, and other quantitative and qualitative factors. If an impairment indicator exists, we evaluate whether the expected future undiscounted cash flows is less than the carrying amount of the asset, and if we determine that the carrying value is not recoverable, an impairment loss is recorded for the difference between the estimated fair value and the carrying amount of the asset.

Real Estate Held for Sale

Classification as Held for Sale—Real estate is classified as held for sale in the period when (i) management approves a plan to sell the asset, (ii) the asset is available for immediate sale in its present condition, subject only to usual and customary terms, (iii) a program is initiated to locate a buyer and actively market the asset for sale at a reasonable price, and (iv) completion of the sale is probable within one year. Real estate held for sale is stated at the lower of its carrying amount or estimated fair value less disposal cost, with any write-down to fair value less disposal cost recorded as an impairment loss. For any increase in fair value less disposal cost subsequent to classification as held for sale, the impairment loss may be reversed, but only up to the amount of cumulative loss previously recognized. Depreciation is not recorded on assets classified as held for sale.

If circumstances arise that were previously considered unlikely and, as a result, we decide not to sell the real estate asset previously classified as held for sale, the real estate asset is reclassified as held for investment. Upon reclassification, the real estate asset is measured at the lower of (i) its carrying amount prior to classification as held for sale, adjusted for depreciation expense that would have been recognized had the real estate been continuously classified as held for investment, and (ii) its estimated fair value at the time we decide not to sell.

Real Estate Sales—We evaluate if real estate sale transactions qualify for recognition under the full accrual method, considering whether, among other criteria, the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay, any receivable due to us is not subject to future subordination, we have transferred to the buyer the usual risks and rewards of ownership and we do not have a substantial continuing involvement with the sold real estate. At the time the sale is consummated, a gain or loss is recognized as the difference between the sale price less disposal cost and the carrying value of the real estate.

Foreclosed Properties

We receive foreclosed properties in full or partial settlement of loans receivable by taking legal title or physical possession of the properties. Foreclosed properties are recognized, generally, at the time the real estate is received at foreclosure sale or upon execution of a deed in lieu of foreclosure. Foreclosed properties are initially measured at fair value. Deficiencies compared to the carrying value of the loan, after reversing any previously recognized loss provision on the loan, are recorded as impairment loss. We periodically evaluate foreclosed properties for subsequent decrease in fair value, which is recorded as additional impairment loss. Fair value of foreclosed properties is generally based on third party appraisals, broker price opinions, comparable sales or a combination thereof.

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Investments in Unconsolidated Ventures

A noncontrolling, unconsolidated ownership interest in an entity may be accounted for using the equity method, cost method or under the fair value option, if elected.

We account for investments under the equity method of accounting if we have the ability to exercise significant influence over the operating and financial policies of an entity, but do not have a controlling financial interest. The equity method investment is initially recorded at cost and adjusted each period for capital contributions, distributions and our share of the entity’s net income or loss as well as other comprehensive income or loss. Our share of net income or loss may differ from the stated ownership percentage interest in an entity if the governing documents prescribe a substantive non-pro rata earnings allocation formula or a preferred return to certain investors. For certain equity method investments, we record our proportionate share of income on a one to three month lag. Distributions of operating profits from equity method investments are reported as operating activities, while distributions in excess of operating profits or those related to capital transactions, such as a financing transactions or sales, are reported as investing activities in the statement of cash flows.

Investments that do not qualify for equity method accounting are accounted for under the cost method. For investments in which the fair value option is elected, we record the change in fair value for our share of the projected future cash flows of such investments in equity in earnings (losses) of unconsolidated ventures. Any change in fair value attributed to market related assumptions is recorded in other gain (loss), net, on the combined statement of operations.

Impairment—If indicators of impairment exist, we perform an evaluation of our equity method investments to assess whether the fair value of our investment is less than our carrying value. To the extent the decrease in value is considered to be other-than-temporary and an impairment has occurred, the investment is written down to its estimated fair value, recorded as an impairment loss.

Securities

Debt securities are recorded as of the trade date. Securities designated as available-for-sale (“AFS”) are carried at fair value with unrealized gains or losses included as a component of other comprehensive income. Upon disposition of AFS securities, the cumulative gains or losses in other comprehensive income (loss) that are realized are recognized in other gain (loss), net, on the statement of operations based on specific identification.

Interest Income—Interest income from debt securities, including stated coupon interest payments and amortization of purchase premiums or discounts, is recognized using the effective interest method over the expected lives of the debt securities.

For beneficial interests in debt securities that are not of high credit quality (generally credit rating below AA) or that can be contractually settled such that we would not recover substantially all of our recorded investment, interest income is recognized as the accretable yield over the life of the securities using the effective yield method. The accretable yield is the excess of current expected cash flows to be collected over the net investment in the security, including the yield accreted to date. We evaluate estimated future cash flows expected to be collected on a quarterly basis, starting with the first full quarter after acquisition, or earlier if conditions indicating impairment are present. If the cash flows expected to be collected cannot be reasonably estimated, either at acquisition or in subsequent evaluation, we may consider placing the securities on nonaccrual, with interest income recognized using the cost recovery method.

Impairment—We perform an assessment, at least quarterly, to determine whether a decline in fair value below amortized cost of AFS debt securities is other than temporary. OTTI exists when either (i) the holder has the intent to sell the impaired security, (ii) it is more likely than not the holder will be required to sell the security,

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or (iii) the holder does not expect to recover the entire amortized cost of the security. For beneficial interests in debt securities that are not of high credit quality or that can be contractually settled such that we would not recover substantially all of our recorded investment, OTTI also exists when there has been an adverse change in cash flows expected to be collected from the last measurement date.

If we intend to sell the impaired security or more likely than not will be required to sell the impaired security before recovery of our amortized cost, the entire impairment amount is recognized in earnings. If we do not intend to sell the security and it is not more likely than not that we will be required to sell the security before recovery of its amortized cost, we further evaluate the security for impairment due to credit losses. In determining whether a credit loss exists, an assessment is made of the cash flows expected to be collected from the security. The credit component of OTTI is recognized in earnings, while the remaining non-credit component is recognized in other comprehensive income. The amortized cost basis of the security is written down by the amount of impairment recognized in earnings and will not be adjusted for subsequent recoveries in fair value. The difference between the new amortized cost basis and the cash flows expected to be collected will be accreted as interest income.

In assessing OTTI and estimating future expected cash flows, factors considered include, but are not limited to, credit rating of the security, financial condition of the issuer, defaults for similar securities, performance and value of assets underlying an asset-backed security.

Transfers of Financial Assets

Sale accounting for transfers of financial assets is limited to the transfer of an entire financial asset, a group of financial assets in their entirety, or a component of a financial asset that meets the definition of a participating interest by having characteristics that are similar to the original financial asset.

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. If we have any continuing involvement, rights or obligations with the transferred financial asset (outside of standard representations and warranties), sale accounting would require that the transfer meets the following conditions: (1) the transferred asset has been legally isolated; (2) the transferee has the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred asset; and (3) we do not maintain effective control over the transferred asset through an agreement that provides for (a) both an entitlement and an obligation by us to repurchase or redeem the asset before its maturity, (b) our unilateral ability to reclaim the asset and a more than trivial benefit attributable to that ability, or (c) the transferee requiring us to repurchase the asset at a price so favorable to the transferee that it is probable the repurchase will occur.

If the criteria for sale accounting are met, the transferred financial asset is removed from the balance sheet and a net gain or loss is recognized upon sale, taking into account any retained interests. Transfers of financial assets that do not meet the criteria for sale are accounted for as financing transactions.

Recent Accounting Updates

Recent accounting updates are included in Note 2 to the combined financial statements of the CLNS Investment Entities included elsewhere in this joint proxy statement/prospectus.

Quantitative and Qualitative Disclosures About Market Risk

The primary market risks of the CLNS Investment Entities are interest rate risk, prepayment risk, extension risk, credit risk, real estate market risk and capital market risk, either directly through the assets held or indirectly through investments in unconsolidated ventures.

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Interest Rate Risk

Interest rate risk relates to the risk that the future cash flow of a financial instrument will fluctuate because of changes in market interest rates. Interest rate risk is highly sensitive to many factors, including governmental, monetary and tax policies, domestic and international economic and political considerations and other factors beyond our control. Credit curve spread risk is highly sensitive to the dynamics of the markets for loans and securities we hold. Excessive supply of these assets combined with reduced demand will cause the market to require a higher yield. This demand for higher yield will cause the market to use a higher spread over the U.S. Treasury securities yield curve, or other benchmark interest rates, to value these assets.

As U.S. Treasury securities are priced to a higher yield and/or the spread to U.S. Treasuries used to price the assets increases, the price at which we could sell some of our fixed rate financial assets may decline. Conversely, as U.S. Treasury securities are priced to a lower yield and/or the spread to U.S. Treasuries used to price the assets decreases, the value of our fixed rate financial assets may increase. Fluctuations in LIBOR may affect the amount of interest income we earn on our floating rate borrowings and interest expense we incur on borrowings indexed to LIBOR, including under credit facilities and investment-level financing.

The CLNS Investment Entities utilize a variety of financial instruments on some of its investments, including interest rate swaps, caps, floors and other interest rate exchange contracts, in order to limit the effects of fluctuations in interest rates on their operations. The use of these types of derivatives to hedge interest-earning assets and/or interest-bearing liabilities carries certain risks, including the risk that losses on a hedge position will reduce the funds available for distribution and that such losses may exceed the amount invested in such instruments. A hedge may not perform its intended purpose of offsetting losses of rising interest rates. Moreover, with respect to certain of the instruments used as hedges, there is exposure to the risk that the counterparties may cease making markets and quoting prices in such instruments, which may inhibit the ability to enter into an offsetting transaction with respect to an open position. The profitability of the CLNS Investment Entities may be adversely affected during any period as a result of changing interest rates.

The tables below illustrate the net floating rate exposure of the interest-bearing investments held directly by the CLNS Investment Entities at September 30, 2017, and the projected impact of changes in interest rates in 1% increments on the net income of the CLNS Investment Entities, assuming no changes in the mix of interest-bearing assets and liabilities as it stood at September 30, 2017. The net floating rate exposure and interest rate sensitivity presented in the tables below have been adjusted for the effects of any LIBOR floors on loan receivable assets and interest rate hedging activities, and exclude investments held through unconsolidated ventures. The maximum decrease in the interest rates is assumed to be the actual applicable index at September 30, 2017, which is the 1-month LIBOR.

(In thousands)	As of September 30, 2017 (Unaudited)
Outstanding principal balance:
Floating rate assets(1)	$847,206
Floating rate liabilities	(386,251)

Net floating rate exposure	$460,955

(1)	Excludes purchased credit impaired loans and loans placed on nonaccrual as of September 30, 2017.

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(in thousands) Affected Line Item in the Combined Statement of Operations Nine Months Ended September 30, 2017 (Unaudited)	+2.00%	+1.00%	-1.00%	Maximum Decrease in Applicable Index
Interest income	$16,944	$8,472	$(8,354)	$(10,220)
Interest expense	(6,901)	(3,863)	3,863	4,759

Net income (loss)	10,043	4,609	(4,491)	(5,461)
Net income (loss) attributable to noncontrolling interests in investment entities	123	62	(62)	(76)

Net income (loss) attributable to owners	$9,920	$4,547	$(4,429)	$(5,385)

Prepayment Risk

Prepayment risk is the risk that principal will be repaid at a different rate than anticipated, resulting in a less than expected return on an investment. As prepayments of principal are received, any premiums paid on such assets are amortized against interest income, while any discounts on such assets are accreted into interest income. Therefore, an increase in prepayment rates has the following impact: (i) accelerate amortization of purchase premiums, which reduces interest income earned on the assets; and conversely, (ii) accelerate accretion of purchase discounts, which increases interest income earned on the assets.

Extension Risk

The weighted average life of assets is projected based on assumptions regarding the rate at which borrowers will prepay or extend their mortgages. If prepayment rates decrease or extension options are exercised by borrowers at a rate that deviates significantly from projections, the life of fixed rate assets could extend beyond the term of the secured debt agreements. This in turn could negatively impact liquidity to the extent that assets may have to be sold and losses may be incurred as a result.

Credit Risk

Investment in loans receivable is subject to a high degree of credit risk through exposure to loss from loan defaults. Default rates are subject to a wide variety of factors, including, but not limited to, borrower financial condition, property performance, property management, supply/demand factors, construction trends, consumer behavior, regional economics, interest rates, the strength of the U.S. economy and other factors beyond our control. All loans are subject to a certain probability of default. The CLNS Investment Entities manage credit risk through the underwriting process, acquiring investments at the appropriate discount to face value, if any, and establishing loss assumptions. Performance of the loans is carefully monitored, including those held through joint venture investments, as well as external factors that may affect their value.

The CLNS Investment Entities are also subject to the credit risk of the tenants in their properties. The CLNS Investment Entities seek to undertake a rigorous credit evaluation of the tenants prior to acquiring properties. This analysis includes an extensive due diligence investigation of the tenants’ businesses as well as an assessment of the strategic importance of the underlying real estate to the respective tenants’ core business operations. Where appropriate, the CLNS Investment Entities may seek to augment the tenants’ commitment to the properties by structuring various credit enhancement mechanisms into the underlying leases. These mechanisms could include security deposit requirements or guarantees from entities that are deemed credit-worthy.

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Real Estate Market Risk

The CLNS Investment Entities are exposed to the risks generally associated with the commercial real estate market. The market values of commercial real estate are subject to volatility and may be affected adversely by a number of factors, including, but not limited to, national, regional and local economic conditions, as well as changes or weakness in specific industry segments, and other macroeconomic factors beyond our control, which could affect occupancy rates, capitalization rates and absorption rates. This in turn could impact the performance of tenants and borrowers. The CLNS Investment Entities seek to manage these risks through their underwriting due diligence and asset management processes.

Capital Market Risk

The CLNS Investment Entities are exposed to risks related to the debt capital markets, specifically the ability to finance their business through borrowings under secured revolving repurchase facilities, secured and unsecured warehouse facilities or other debt instruments. The CLNS Investment Entities seek to mitigate these risks by monitoring the debt capital markets to inform their decisions on the amount, timing and terms of their borrowings.

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Annex I

Form of NorthStar I Liquidating Trust Agreement

[            ] LIQUIDATING TRUST

AGREEMENT AND DECLARATION OF TRUST

THIS AGREEMENT AND DECLARATION OF TRUST is dated as of [            ], 201[        ], by and among NorthStar Real Estate Income Trust, Inc., a Maryland corporation (the “Company”), and [            ], [            ] and [            ] (collectively, and including any successors thereto, the “Trustees”).

WHEREAS, the Company’s Board of Directors (the “Board”) and the Company’s stockholders have approved the merger (the “Company Merger”) of the Company with and into Colony NorthStar Credit Real Estate, Inc. (“Newco”), a Maryland corporation, and the other transactions contemplated by the Master Combination Agreement, dated as of August 25, 2017 (the “Combination Agreement”), by and among the Company, NorthStar Real Estate Income Trust Operating Partnership, LP, a Delaware limited partnership and the operating partnership of the Company (“Company OP”), Colony Capital Operating Company, LLC, a Delaware limited liability company (“Constellation OP”) and the operating company of Colony NorthStar, Inc., a Maryland corporation (“Constellation”), NRF RED REIT Corp., a Maryland corporation and an indirect subsidiary of Constellation OP (“RED REIT”), NorthStar Real Estate Income II, Inc., a Maryland corporation (“Nova II”), NorthStar Real Estate Income Operating Partnership II, LP, a Delaware limited partnership and the operating partnership of Nova II (“Nova II OP”), Newco, and Credit RE Operating Company, LLC, a Delaware limited liability company and wholly owned subsidiary of Newco (“Newco OP”), which other transactions include a plan for the distribution to Nova I stockholders prior to the Company Merger of the assets of Company not transferred to Newco in the Company Merger in accordance with Maryland law (the “Plan”);

WHEREAS, the Plan provides, among other things, that prior to consummation of the Company Merger, Company OP will distribute the Retained Asset (as defined herein) to the Company and the Company will transfer the Retained Asset to a limited liability company formed to hold, service and receive the proceeds of any sale of the Retained Asset;

WHEREAS, the Company has organized [            ], a Delaware limited liability company (“Holdco”), to serve as the limited liability company described above and has contributed the Retained Asset to Holdco;

WHEREAS, Holdco has previously issued units of membership interests (the “Holdco Units” to its sole member, the Company;

WHEREAS, the Plan further provides, among other things, that prior to consummation of the Company Merger, the Company will transfer the Holdco Units to a liquidating trust for the benefit of the Company’s stockholders (such transfer, the “Grant”);

WHEREAS, the statutory trust (the “Trust”) created by the filing of a certificate of trust with the State Department of Assessments and Taxation of the State of Maryland under Section 12-204 of the Maryland Statutory Trust Act (the “Maryland Act”) is intended to be such liquidating trust, with the Trustees serving as the initial trustees; and

WHEREAS, following the Grant, the Trustees shall administer the Trust pursuant to the terms of this Agreement in order to liquidate the Retained Asset and, upon satisfaction of all related liabilities and obligations, to distribute the residue of the proceeds of the liquidation in accordance with the terms hereof.

NOW THEREFORE, in consideration of the premises and other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

NAMES; DEFINITIONS; PRINCIPAL OFFICE; RESIDENT AGENT

Section 1.01 Name. The Trust shall be known as “[            ] Liquidating Trust.”

Section 1.02 Defined Terms. Terms used but not otherwise defined in this Agreement shall be defined as follows unless the context otherwise requires:

(a) “Affiliate” of any Person means any entity that controls, is controlled by, or is under common control with such Person. As used herein, “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such entity, whether through ownership of voting securities or other interests, by contract or otherwise.

(b) “Advisor” means [[            ] Liquidating Trust Advisor LLC].

(c) “Agreement” shall mean this instrument as originally executed or as it may from time to time be amended pursuant to the terms hereof.

(d) “Beneficial Interest” shall mean each Beneficiary’s proportionate share of the Trust Assets determined by the ratio of the number of Units held by such Beneficiary to the total number of Units held by all Beneficiaries.

(e) “Beneficiary” shall mean each holder of Units.

(f) “Board” shall have the meaning given to such term in the Recitals.

(g) “Code” shall have the meaning given to such term in Section 2.02(c).

(h) “Combination Agreement” shall have the meaning given to such term in the Recitals.

(i) “Company” shall have the meaning given to such term in the Recitals.

(j) “Company Merger” shall have the meaning given to such term in the Recitals.

(k) “Company OP” shall have the meaning given to such term in the recitals.

(l) “Constellation” shall have the meaning given to such term in the recitals.

(m) “Grant” shall have the meaning given to such term in the Recitals.

(n) “Grant Date” shall mean the date of this Agreement.

(o) “Holdco” shall have the meaning given to such term in the Recitals.

(p) “Holdco Assets” shall mean all the property (real, personal, tangible or intangible) held from time to time by Holdco, which shall consist of the Holdco Subsidiary Interests, the Retained Asset, and all dividends, distributions, rents, royalties, income, payments and recoveries of claims, proceeds and other receipts of, from, or attributable to such assets, less any of the foregoing utilized by Holdco to pay expenses of the Holdco, the Trust, or the Holdco Subsidiaries, satisfy Liabilities of Holdco, the Trust, or the Holdco Subsidiaries or to make distributions to the Trust.

(q) “Holdco Units” shall have the meaning given to such term in the Recitals.

(r) “Holdco LLC Agreement” means the amended and restated operating agreement of Holdco, as it may be amended from time to time.

(s) “Holdco Subsidiary” means any corporation, partnership, limited liability company, joint venture, business trust, real estate investment trust or other organization, whether incorporated or unincorporated, or other legal entity directly or indirectly owned by Holdco.

(t) “Holdco Subsidiary Interests” means the outstanding equity interests in any Holdco Subsidiary.

(u) “Indemnified Person” shall have the meaning given to such term in Section 8.05.

(v) “Independent Trustees” means [            ] and [            ] and any other individual who hereafter becomes a Trustee and who is not on the date of determination, and within the last two years from the date of determination has not been, directly or indirectly associated with the Advisor by virtue of (i) ownership of an interest in the Advisor or any of their Affiliates, (ii) employment by the Advisor or any of their Affiliates, (iii) service as an officer or director of the Advisor or any of their Affiliates, (iv) performance of services, other than as a Trustee, for the Trust, Holdco, or any of its Subsidiaries, (v) service as a director or trustee of more than three real estate investment trusts organized by or advised by any Affiliate of the Advisor, or (vi) maintenance of a material business or professional relationship with Advisor or any of their Affiliates. A business or professional relationship is considered “material” if the aggregate gross revenue derived by the Trustee from the Advisor and its Affiliates exceeds five percent of either the Trustee’s annual gross revenue during either of the last two years or the Trustee’s net worth on a fair market value basis. An indirect association with the Advisor shall include circumstances in which a Trustee’s spouse, parent, child, sibling, mother- or father-in-law, son- or daughter-in-law or brother- or sister-in-law is or has been associated with the Advisor or any of its Affiliates.

(w) “Liabilities” shall mean all taxes, tax audits and any findings arising from, in connection with or relating thereto, liens, penalties, interest, costs and expenses, unsatisfied debts, damages, losses, claims, liabilities, commitments, suits and any other obligations, whether contingent or fixed or otherwise.

(x) “Maryland Act” shall have the meaning given to such term in the Recitals.

(y) “Newco” shall have the meaning given to such term in the Recitals.

(z) “Newco OP” shall have the meaning given to such term in the Recitals.

(aa) “Nova II” shall have the meaning given to such term in the Recitals.

(bb) “Nova II OP” shall have the meaning given to such term in the Recitals.

(cc) “Person” shall mean an individual, a corporation, a partnership, an association, a joint stock company, a limited liability company, a trust, a joint venture, any unincorporated organization, or a government or political subdivision thereof.

(dd) “Plan” shall have the meaning given to such term in the Recitals.

(ee) “RED REIT” shall have the meaning given to such term in the Recitals.

(ff) “Retained Asset” shall mean all of the Company’s right, title and interest in and to the asset described on Schedule A hereto held by Holdco immediately prior to the date of this Agreement.

(gg) “Shares” shall mean the shares of common stock, $0.01 par value per share, of the Company.

(hh) “Stockholders” shall mean the holders of record of the outstanding Shares of the Company immediately prior to the effective time of the Company Merger.

(ii) “Trust” shall have the meaning given to such term in the Recitals.

(jj) “Trust Assets” shall mean all the property (real, personal, tangible or intangible) held from time to time by the Trust and administered by the Trustees under this Agreement, which shall consist of the Holdco Units and all dividends, distributions, rents, royalties, income, payments and recoveries of claims, proceeds and other receipts of, from, or attributable to such assets, less any of the foregoing utilized by the Trustees to pay expenses of the Trust, satisfy Liabilities of the Trust or to make distributions to the Beneficiaries pursuant to the terms and conditions hereof.

(kk) “Trustees” shall have the meaning given to such term in the Recitals.

(ll) “Trust Subsidiary” means each of Holdco and each Holdco Subsidiary.

(mm) “Units” shall have the meaning given to such term in Section 3.01(a).

Section 1.03 Principal Office in State of Maryland; Resident Agent; Additional Offices. The principal office of the Trust in the State of Maryland shall be located at such place as the Trustees may designate. The address of the principal office of the Trust in the State of Maryland as of the Grant Date is c/o [            ]. The name and address of the resident agent of the Trust are [            ]. The resident agent is a Maryland corporation. The Trust may have additional offices, including a principal executive office, at such places as the Trustees may from time to time determine or the business of the Trust may require.

ARTICLE II

NATURE OF THE TRUST

Section 2.01 Bill of Sale, Assignment, Acceptance and Assumption Agreement; Instruments of Further Assurance. On the Grant Date, prior to the effective time of the Company Merger, the Company and the Trust shall execute a Bill of Sale, Assignment, Acceptance and Assumption Agreement conveying the Holdco Units to the Trust, a copy of which is attached as Appendix A hereto (such conveyance, the “Grant”). The Company or its successor in the Company Merger will, upon reasonable request of the Trustees, execute, acknowledge, and deliver such further instruments and do such further acts as may be necessary or proper to carry out effectively the purposes of this Agreement, to confirm or effectuate the transfer to the Trustees of any property intended to be covered hereby, and to vest in the Trustees and its successors and assigns, the estate, powers, instruments or funds in trust hereunder.

Section 2.02 Purpose of Trust.

(a) The Trust is organized for the sole purpose of liquidating the Retained Asset and, in connection therewith, holding the Holdco Units, acting as the managing member of Holdco and causing Holdco and any Holdco Subsidiaries to own, hold, service and receive the proceeds of any sale of the Trust Assets and the Holdco Assets for the ultimate purpose of liquidating the Trust Assets and the Holdco Assets and distributing the net proceeds of the Trust Assets and the Holdco Assets to the Beneficiaries, with no objective to continue or engage in the conduct of a trade or business or cause Holdco or any Holdco Subsidiary to continue or engage in the conduct of a trade or business, except as necessary for the orderly liquidation of, and preservation or realization of the value of, the Trust Assets and the Holdco Assets.

(b) In connection with the foregoing, the Trustees will (i) take such actions as they deem necessary or appropriate to carry out the purpose of the Trust and facilitate the holding, servicing, collection of principal and interest payments received in respect of, and receipt of the proceeds of any sale of the Trust Assets and the Holdco Assets, (ii) protect, conserve and manage the Trust Assets and the Holdco Assets in accordance with the terms and conditions hereof, and (iii) distribute the net proceeds of the Trust Assets and the Holdco Assets in accordance with the terms and conditions hereof.

(c) It is intended that, for federal, state and local income tax purposes, the Trust shall be treated as a liquidating trust under Treasury Regulation Section 301.7701-4(d) and any analogous provision of state or local law, and the Beneficiaries shall be treated as the owners of their respective share of the Trust pursuant to Sections 671 through 679 of the Internal Revenue Code of 1986, as amended (the “Code”) and any analogous provision of state or local law, and shall be taxed on their respective share of the Trust’s taxable income (including both ordinary income and capital gains) pursuant to Section 671 of the Code and any analogous provision of state or local law. The Trustees shall file all tax returns required to be filed with any governmental agency consistent with this position, including, but not limited to, any returns required of grantor trusts pursuant to Treasury Regulation Section 1.671-4(a).

Section 2.03 No Reversion to the Company. In no event shall any part of the Trust Assets revert to or be distributed to the Company or its successor in the Company Merger.

Section 2.04 Payment of Trustee Liabilities. If any Liability is asserted against any Trustee as a result of the Grant, the Trustees may use such part of the Trust Assets or the Holdco Assets as may be necessary in contesting any such Liability or in payment thereof, and in no event shall the Trustees, Beneficiaries, officers, manager, Advisor or agents of the Trust or any subsidiary of the Trust be personally liable, nor shall resort be had to the private property of such Persons, in the event that the Trust Assets and the Holdco Assets are not sufficient to satisfy the Liabilities of the Trust.

Section 2.05 Management of Subsidiaries.

(a) Subject to the terms of any agreements governing the management and operation of any Trust Subsidiary, including, without limitation, with respect to obligations of the directors, officers, managers, partners or members of any such entity to act in the best interests of the Trust Subsidiary and the equity holders, partners or members of such Trust Subsidiary, the Trustees shall take such actions with respect to the Trust’s direct or indirect interest in each Trust Subsidiary (whether in connection with the Trust’s position as direct or indirect equity owner, partner, member or manager, or as a director, officer, employee or agent of such Trust Subsidiary), and shall, subject to any obligations to any other equity owners, partners or members of a Trust Subsidiary, cause each Trust Subsidiary to take such actions, as are consistent with the purposes and provisions of the Trust and this Agreement.

(b) The Trustees shall, to the extent not done on or prior to the Grant Date, and to the extent deemed necessary or desirable by the Trustees, amend, or cause to be amended, the operating agreements and other governing documents of each Trust Subsidiary and take such other action to provide that the purpose of such entity is substantially the same as that set forth in Section 2.02, including no objective to continue or engage in the conduct of a trade or business (other than as necessary to realize or preserve the value of its assets) and the expeditious but orderly disposition and distribution of its assets; provided that it shall not be inconsistent with the provisions of this paragraph for any Trust Subsidiary to continue to engage in a trade or business following such time as the Trust has sold all of its interests in such Trust Subsidiary in furtherance of the Plan.

(c) The Trustees shall cause each Trust Subsidiary to distribute to the Trust and to such Trust Subsidiary’s other equity owners, partners or members, if any, in accordance with the governing documents of such Trust Subsidiary, on or before each distribution provided for in Section 5.06 and Section 5.07 such portion of its cash as is deemed necessary by the Trustees to make such distribution pursuant to Section 5.06 or Section 5.07.

(d) The Trustees may serve as partners, members, directors, officers, employees or agents of a Trust Subsidiary.

Section 2.06 Management Services Agreement. Concurrently with the Grant, the Trust and Holdco will enter into a management services agreement with the Advisor to service and assist in the sale of the Retained Asset and to provide administrative services to the Trust and the Trust Subsidiaries, on such terms and conditions as may be approved by the Trustees.

ARTICLE III

BENEFICIAL INTERESTS

Section 3.01 Beneficial Interests.

(a) Pursuant to the Plan, immediately prior to the effective time of the Company Merger, the Company will distribute to each record owner of outstanding Shares one unit of Beneficial Interest (a “Unit”) in the Trust for each Share then held of record by such Stockholder. Following this distribution, each Beneficiary shall have a pro rata undivided beneficial interest in the Holdco Units and any other Trust Assets equal to the number of Units held by such Beneficiary divided by the total number of Units held by all Beneficiaries.

(b) The rights of Beneficiaries in, to and under the Trust Assets and the Trust shall not be represented by any form of certificate or other instrument, and no Beneficiary shall be entitled to such a certificate. The Trustees shall maintain, or cause to be maintained, a record of the name and address of each Beneficiary and the aggregate number of Units held by such Beneficiary.

(c) If any conflicting claims or demands are made or asserted with respect to the ownership of any Units, or if there is any disagreement between the transferees, assignees, heirs, representatives or legatees succeeding to all or part of the interest of any Beneficiary resulting in adverse claims or demands being made in connection with such Units, then, in any of such events, the Trustees shall be entitled, at their sole election, to refuse to comply with any such conflicting claims or demands. In so refusing, the Trustees may elect to make no payment or distribution with respect to such Units, or to make such payment to a court of competent jurisdiction or an escrow agent, and in so doing, the Trustees shall not be or become liable to any of such parties for its failure or refusal to comply with any of such conflicting claims or demands or to take any other action with respect thereto, nor shall the Trustees be liable for interest on any funds which it may so withhold. Notwithstanding anything to the contrary set forth in this Section 3.01(c), the Trustees shall be entitled to refrain and refuse to act until either (i) the rights of the adverse claimants have been adjudicated by a final judgment of a court of competent jurisdiction, (ii) all differences have been adjusted by valid written agreement between all of such parties, and the Trustees shall have been furnished with an executed counterpart of such agreement, or (iii) there is furnished to the Trustees a surety bond or other security satisfactory to the Trustees, as they shall deem appropriate, to fully indemnify them as between all conflicting claims or demands.

Section 3.02 Rights of Beneficiaries. Each Beneficiary shall be entitled to participate in the rights and benefits due to a Beneficiary hereunder according to the Beneficiary’s Beneficial Interest. Each Beneficiary shall take and hold the same subject to all the terms and provisions of this Agreement. The interest of each Beneficiary hereunder is declared, and shall be in all respects, personal property and upon the death of an individual Beneficiary, the Beneficiary’s Beneficial Interest shall pass as personal property to the Beneficiary’s legal representative and such death shall in no way terminate or affect the validity of this Agreement. A Beneficiary shall have no title to, right to, possession of, management of, or control of, any of the Trust Assets except the right to receive distributions of the net proceeds thereof as, when, and if made as expressly provided herein. No widower, widow, heir or devisee of any person who may be a Beneficiary shall have any right of dower, homestead, or inheritance, or of partition, or of any other right, statutory or otherwise, in any of the Trust Assets.

Section 3.03 Limitations on Transfer. THE BENEFICIAL INTEREST OF A BENEFICIARY MAY NOT BE TRANSFERRED OTHER THAN BY WILL, INTESTATE SUCCESSION OR OPERATION OF LAW; provided that a Beneficiary shall be allowed to assign or transfer a Beneficial Interest held by a tax-qualified employee retirement plan or account (including a regular IRA, a Keogh plan or a 401(k) plan) to the plan participant or account owner, but only if and to the extent that (a) a distribution from the plan or account is required to be made in order to satisfy the required minimum distribution (“RMD”) provisions applicable to such plan or account, and (b) such RMD requirements cannot be satisfied by distributing other assets from such plan or account, or from other accounts of such account owner; and further provided, that the executor or administrator of the estate of a Beneficiary may mortgage, pledge, grant a security interest in, hypothecate or otherwise encumber, the Beneficial Interest held by the estate of such Beneficiary if necessary in order to borrow money to pay estate, succession or inheritance taxes or the expenses of administering the estate of the Beneficiary, upon written notice to and upon written consent of the Trustees, which consent may be withheld in the Trustees’ sole discretion. Furthermore, except as may be otherwise required by law, the Beneficial Interests of the Beneficiaries hereunder shall not be subject to attachment, execution, sequestration or any order of a court, nor shall such interests be subject to the contracts, debts, obligations, engagements or liabilities of any Beneficiary. The interest of a Beneficiary shall be paid by the Trustees to the Beneficiary free and clear of all assignments, attachments, anticipations, levies, executions, decrees and sequestrations and shall become the property of the Beneficiary only when actually received by such Beneficiary.

Section 3.04 Trustees as Beneficiary. The Trustees, either individually or in a representative or fiduciary capacity, may be a Beneficiary to the same extent as if they were not the Trustees hereunder and shall have all rights of a Beneficiary, including, without limitation, the right to vote and to receive distributions, to the same extent as if they were not the Trustees hereunder.

ARTICLE IV

DURATION AND TERMINATION OF THE TRUST

Section 4.01 Duration. The existence of the Trust shall terminate upon the earliest of (1) the liquidation and distribution of the net proceeds of all of the Trust Assets and Holdco Assets as provided in Section 5.07, or (2) the expiration of a period of three years from the Grant Date. Notwithstanding the foregoing, the Trustees may continue the existence of the Trust beyond the three-year term if the Trustees reasonably determine that an extension is necessary to fulfill the purposes of the Trust.

Section 4.02 Other Obligations of Trustees upon Termination. Upon termination of the Trust, the Trustees shall provide for the retention of the books, records, lists of holders of Units, and files which shall have been delivered to or created by the Trustees, the Advisor, or their respective agents. At the Trustees’ discretion, all of such records and documents may be destroyed at any time after six years following the final distribution with respect to the Holdco Assets. Except as otherwise specifically provided herein, upon the final distribution with respect to the Holdco Assets, the Trustees shall have no further duties or obligations hereunder; provided, that the Trustees shall execute and deliver such other instruments and agreements as shall be reasonably necessary to effect the termination of the Trust.

ARTICLE V

ADMINISTRATION OF TRUST ASSETS

Section 5.01 Sale of Holdco Assets and Trust Assets. Subject to the terms and conditions of this Agreement and the Holdco LLC Agreement, the Trustees shall cause Holdco and the Holdco Subsidiaries to hold and service the Retained Asset with the objective of realizing the value of the Retained Asset for the benefit of the members of Holdco and the Beneficiaries. Subject to the terms and conditions of this Agreement and the Holdco LLC Agreement, the Trustees may, and may cause the Trust, in its capacity as managing member of Holdco to, at such times as they deem appropriate, in their discretion, collect, liquidate, reduce to cash, transfer, assign, or otherwise dispose of all or any part of the Holdco Assets or the Trust Assets as they deem appropriate at public auction or at private sale for cash, securities or other property, or upon credit (either secured or unsecured as the Trustee shall determine). The Trustees shall make appropriate efforts to dispose of the Holdco Assets and the Trust Assets, make timely distributions and not unduly prolong the duration of the Trust.

Section 5.02 Efforts to Resolve Claims and Liabilities. Subject to the terms and conditions of this Agreement, the Trustees shall make appropriate efforts to resolve any contingent or unliquidated claims and outstanding contingent Liabilities for which the Trust or any Trust Subsidiary may be responsible, administer and dispose of the Holdco Assets and the Trust Assets as contemplated in the Holdco LLC Agreement and this Agreement, make timely distributions to the members of Holdco and the Beneficiaries, and not unduly prolong the duration of the Trust.

Section 5.03 Continued Collection of Trust Assets. All property that is determined to be a part of the Trust Assets shall continue to be collected by the Trustees and held as a part of the Trust. The Trustees shall hold the Trust Assets without being obligated to provide for or pay any interest thereon to any Beneficiary, except to the extent of such Beneficiary’s share of interest actually earned by the Trust after payment of the Trust’s liabilities and expenses as provided in Section 5.05.

Section 5.04 Restriction on Trust Assets. The Trust shall not receive, or permit any Trust Subsidiary to receive, transfers of, and shall cause to be distributed, any assets prohibited by Revenue Procedure 82-58, 1982-2

C.B. 847 (as amplified by Revenue Procedure 91-15, 1991-1 C.B. 484), as the same may be further amended, supplemented, or modified, including, but not limited to, any listed stocks or securities, any readily-marketable assets, any operating assets of a going business, any unlisted stock of a single issuer that represents 80% or more of the stock of such issuer, or any general or limited partnership interest, it being understood that the interests in the Trust Subsidiaries do not constitute any such assets. The Trustees shall not retain cash in excess of a reasonable amount to meet expenses and Liabilities of the Trust and the Trust Assets.

Section 5.05 Payment of Expenses and Liabilities. The Trustees shall pay from the Trust Assets all expenses and Liabilities of the Trust and of the Trust Assets, including, but not limited to, interest, penalties, taxes, assessments, and public charges of any kind or nature and the costs, charges, and expenses connected with or growing out of the execution or administration of the Trust and such other payments and disbursements as are provided in this Agreement or which may be determined to be a proper charge against the Trust Assets by the Trustees.

Section 5.06 Interim Distributions. At such times as may be determined in their sole discretion, the Trustees shall cause Holdco to distribute to the Trust (as the holder of the Holdco Units), and upon receipt by the Trust of such distribution, the Trustees shall distribute, or cause to be distributed, to the Beneficiaries, in proportion to the number of Units held by each Beneficiary on the record date for such distribution as determined by the Trustees in their sole discretion, such cash or other property comprising a portion the Trust Assets as the Trustees may in their sole discretion determine may be distributed.

Section 5.07 Final Distribution. If the Trustees determine that the Liabilities and all other claims, expenses, charges, and obligations of the Trust and the Trust Subsidiaries have been paid or discharged, and all Trust Assets have been liquidated, the Trustees shall, as expeditiously as is consistent with the conservation and protection of the Holdco Assets and the Trust Assets, cause Holdco to distribute to the Trust (as the holder of the Holdco Units) the remaining Holdco Assets, if any, and upon receipt by the Trust of such distribution, the Trustees shall distribute the amounts so received to the Beneficiaries in proportion to the number of Units held by each Beneficiary.

Section 5.08 Reports to Beneficiaries.

(a) As soon as practicable after the Grant Date, the Trustees will mail to each Beneficiary a notice indicating how many Units such person beneficially owns and the Trustees’ addresses and other contact information.

(b) As soon as practicable after the end of each fiscal year of the Trust on a timeline as though the Trust were a non-accelerated filer of reports under the Securities Exchange Act of 1934, the Trust shall file an annual report under the cover of Form 10-K with the Commission showing the assets and liabilities of the Trust at the end of the applicable calendar year and the receipts and disbursements of the Trust for such period covered by the report. The annual report also will describe the changes in the assets of the Trust and the actions taken by the Trustees during such period covered by the report. The financial statements contained within such annual report need not be audited but will be prepared on a liquidation basis in accordance with generally accepted accounting principles. The Trust also will file interim reports on Form 8-K with the Commission whenever an event occurs for which a Form 8-K is required to be filed for the Trust or whenever, in the opinion of the Trustees, in their discretion, any other material event relating to the Trust or its assets has occurred.

(c) The tax year and the fiscal year of the Trust shall end on December 31 of each year.

Section 5.09 Federal Income Tax Information. As soon as practicable after the close of each tax year, the Trustees shall mail to each Person who was a Beneficiary during such year, a statement showing, on a per Unit basis, the information necessary to enable a Beneficiary to determine its taxable income (if any) from the Trust as determined for federal income tax purposes. In addition, after receipt of a request in good faith, the Trustees shall furnish to any Person who has been a Beneficiary at any time during the preceding year, at the expense of such Person and at no cost to the Trust, a statement containing such further tax information as is reasonably available to the Trustees and reasonably requested by such Person.

Section 5.10 Books and Records. The Trustees shall maintain in respect of the Trust and the holders of Units books and records relating to the Trust Assets and the income and liabilities of the Trust in such detail and for such period of time as may be necessary to enable it to make full and proper accounting in respect thereof in accordance with this Article V and to comply with applicable law. Such books and records shall be maintained on a basis or bases of accounting necessary to facilitate compliance with the tax reporting requirements of the Trust and the reporting obligations of the Trustees under Section 5.08. Nothing in this Agreement requires the Trustees to file any accounting or seek approval of any court with respect to the administration of the Trust or as a condition for making any payment or distribution out of the Trust Assets. Beneficiaries and their agents shall be entitled, upon 30 days’ prior written notice delivered to the Trustees, to inspect and copy (at their own expense) during normal business hours the following (and only the following) documents, solely to the extent that such documents are not publicly available on the website of the Commission: (i) this Agreement and all amendments hereto; (ii) minutes of the proceedings (if any) of the Beneficiaries; (iii) an annual statement of affairs (which may be the annual report contemplated by Section 5.08(a)); and (iv) any voting trust agreements on file at the Trust’s principal office; provided that, if so requested, such Beneficiaries shall have entered into a confidentiality agreement satisfactory in form and substance to the Trustees

Section 5.11 Appointment of Agents, etc.

(a) The Trustees shall be responsible for the general policies of the Trust and for the general supervision of the activities of the Trust and Trust Subsidiaries conducted by all agents, officers, employees, advisors or managers of the Trust or any of the Trust Subsidiaries. The Trustees shall have the power to appoint, employ or contract with any Person or Persons as the Trustees may deem necessary or proper for the transaction of all or any portion of the activities of the Trust, including appointment of officers of the Trust and the Trust Subsidiaries and the retention of the Advisor under a management services agreement, as contemplated by Section 2.06. For purposes of this Agreement, the Advisor shall be deemed to be an agent of the Trust.

(b) The Trustees shall have the power to determine the terms and compensation of any Person with whom it may contract pursuant to Section 5.11(a).

(c) The Trustees shall not be required to administer the Trust as their sole and exclusive function and the Trustees may have other business interests and may engage in other activities similar or in addition to those relating to the Trust, including in competitive business interests, including, without limitation, the rendering of advice or services of any kind to investors or any other Persons and the management of other investments, subject to the Trustees’ obligations under this Agreement and applicable law.

ARTICLE VI

BOARD OF TRUSTEES

Section 6.01 Board of Trustees. The Trust and its affairs shall be governed, managed and administered by a Board of Trustees. References in this Agreement to the “Trustees” shall constitute references to the Board of Trustees acting as described in this Article VI, unless the context otherwise requires.

Section 6.02 Number and Qualification of Trustees.

(a) Subject to the provisions of Section 6.03 relating to the period pending the appointment of a successor Trustee, there shall be three Trustees of this Trust comprising the Board of Trustees, who shall be citizens and residents of, or a corporation or other entity which is incorporated or formed under the laws of, a state of the United States and, if a corporation, it shall be authorized to act as a corporate fiduciary under the laws of the State of Maryland or such other jurisdiction as shall be determined by the Trustee in its sole discretion. The number of Trustees may be increased or decreased from time to time by the Trustees, provided that there shall never be fewer than one Trustee.

(b) If a corporate Trustee shall ever change its name, or shall reorganize or reincorporate, or shall merge with or into or consolidate with any other bank or trust company, such corporate trustee shall be deemed to be a continuing entity and shall continue to act as a trustee hereunder with the same liabilities, duties, powers, titles, discretions, and privileges as are herein specified for a Trustee.

(c) A majority of the Trustees shall be Independent Trustees; provided that, if one or more Independent Trustees shall resign or be removed, and pending the filling of the vacancy or vacancies created by such resignation or removal less than a majority of the Trustees are Independent Trustees, the failure of a majority of the Trustees to be Independent Trustees shall not affect the validity of any action taken by the Trustees.

Section 6.03 Resignation and Removal. Any Trustee may resign and be discharged from the Trust by giving written notice to the other Trustees. Such resignation shall become effective on the date specified in such notice. Any Trustee may be removed at any time, with or without cause, by Beneficiaries holding in the aggregate more than two-thirds of the total Units held by all Beneficiaries at a meeting of the Beneficiaries duly called for such purpose.

Section 6.04 Appointment of Successor. If at any time a Trustee resigns or is removed, dies, becomes mentally incompetent or physically incapable of performing such Trustee’s responsibilities hereunder (as determined by the other Trustees), or is adjudged bankrupt or insolvent, unless the remaining Trustees (if any) shall decrease the number of Trustees comprising the Board of Trustees pursuant to Section 6.02 hereof, or in the event the number of Trustees comprising the Board of Trustees shall be increased pursuant to Section 6.02 hereof, a vacancy shall be deemed to exist and a successor shall be appointed by action of a majority of the remaining Trustees (if any). If (i) such a vacancy is not filled by the remaining Trustees within ninety (90) days, and the remaining Trustees, if any, have notified the Beneficiaries of their inability to fill such vacancy or (ii) there is no remaining Trustee, then the Beneficiaries may, pursuant to Article XII hereof, call a meeting to appoint a successor Trustee or successor Trustees. At such meeting, holders of a majority of the outstanding Units shall constitute a quorum and a successor Trustee or successor Trustees shall be appointed by Beneficiaries holding Units representing a majority of the total Units present at the meeting, in person or by proxy, with each Unit being entitled to be voted with respect to each vacancy to be filled at such meeting. Pending the appointment of a successor Trustee, the remaining Trustee or Trustees then serving may continue to take all actions that may be taken by the Trustees hereunder.

Section 6.05 Acceptance of Appointment by Successor Trustee. Any successor Trustee appointed hereunder shall execute an instrument accepting such appointment hereunder and shall file one counterpart with the books and records of the Trust and, in case of a resignation, deliver one counterpart to the resigning Trustee. Thereupon such successor Trustee shall, without any further act, become vested with all the estates, properties, rights, powers, trusts, and duties of its predecessor in the Trust hereunder with like effect as if originally named therein.

Section 6.06 Required Approval for Action by Trustees. At any time there is more than one Trustee, all action required or permitted to be taken by the Trustees, in their capacity as Trustees, shall be taken by approval, consent, vote or resolution, including by written consent, authorized by at least a majority of all of the Trustees.

Section 6.07 Compensation; Expense Reimbursement. The Independent Trustees shall be entitled to receive compensation for their services as Trustees [comparable to/not in excess of] that paid by the Company to its independent directors prior to the Company Merger, consisting of reasonable meeting fees or quarterly or annual retainer fees or a combination of such fees, as determined by the Trustees. Each Trustee shall be reimbursed from the Trust Assets or the Holdco Assets for all expenses reasonably incurred, and appropriately documented, by such Trustee in the performance of that Trustee’s duties in accordance with this Agreement.

ARTICLE VII

POWERS OF AND LIMITATIONS ON THE TRUSTEES

Section 7.01 Limitations on Trustees. The Trustees shall not cause or permit the Trust, and shall not cause or permit any Trust Subsidiary, to enter into or engage in any trade or business except as necessary to carry out the purposes of the Trust. In no event shall the Trustees take any action which would jeopardize the status of the Trust as a “liquidating trust” for federal, state or local income tax purposes within the meaning of Treasury Regulation Section 301.7701-4(d) and any analogous provision of state or local law. The Trustees shall not invest any of the cash held as Trust Assets in securities of any other Person, except that the Trustees may invest in (i) direct obligations of the United States of America or obligations of any agency or instrumentality thereof which mature not later than one year from the date of acquisition thereof, (ii) money market deposit accounts, checking accounts, savings accounts, or certificates of deposit, or other time deposit accounts which mature not later than one year from the date of acquisition thereof which are issued by a commercial bank or savings institution organized under the laws of the United States of America or any state thereof, or (iii) other temporary investments not inconsistent with the Trust’s status as a liquidating trust for tax purposes.

Section 7.02 Specific Powers of Trustees. Subject to the provisions of the terms and conditions of this Agreement, the Trustees shall have the following specific powers in addition to any and all powers conferred upon them by any other Section or provision of this Agreement or any laws of the State of Maryland; provided that the enumeration of the following powers shall not be considered in any way to limit or control the power of the Trustees to act as specifically authorized by any other Section or provision of this Agreement and to act in such a manner as the Trustees may deem necessary or appropriate to conserve and protect the Trust Assets and the Holdco Assets or to confer on the Beneficiaries the benefits intended to be conferred upon them by this Agreement:

(a) to determine the nature and amount of the consideration to be received with respect to the sale or other disposition of, or the grant of interest in, the Trust Assets and/or the Holdco Assets;

(b) to collect, liquidate, finance or refinance or otherwise convert into cash, or such other property as it deems appropriate, all property, assets and rights in the Trust Assets and/or the Holdco Assets, and to pay, discharge, and satisfy all other claims, expenses, charges, Liabilities and obligations existing with respect to the Trust Assets, the Holdco Assets, the Trust or the Trustees;

(c) to elect, appoint, engage, retain or employ any Persons as officers, agents, representatives, employees or independent contractors (including without limitation investment advisors, accountants, transfer agents, attorneys-at-law, managers, appraisers, brokers, or otherwise) in one or more capacities, and to pay reasonable compensation from the Trust Assets or the Holdco Assets for services in as many capacities as such Person may be so elected, appointed, engaged, employed or retained, to prescribe the titles, powers and duties, terms of service and other terms and conditions of the election, appointment, engagement, employment or retention of such Persons and, except as prohibited by law, to delegate any of the powers and duties of the Trustees to officers, agents, representatives, independent contractors, employees or other Persons, including, without limitation, the retention of Advisor and its affiliates to provide various services to the Trust and the Subsidiaries owned by it consistent with the types of services and compensation terms previously applicable to the Company prior to the formation of the Trust, plus a disposition fee with respect to the sale or other disposition of the Trust Assets and/or the Holdco Assets;

(d) to retain and set aside such funds out of the Trust Assets or the Holdco Assets as the Trustees shall deem necessary or expedient to pay, or provide for the payment of (i) unpaid claims, Liabilities of the Trust or any Trust Subsidiary; and (ii) the expenses of administering the Trust Assets;

(e) to do and perform any and all acts necessary or appropriate for the conservation, protection and realization of value of the Trust Assets and the Holdco Assets, including acts or things necessary or appropriate to maintain the Trust Assets and the Holdco Assets held by the Trustees pending sale or disposition thereof or distribution thereof to the Beneficiaries;

(f) to institute, defend, settle or otherwise resolve actions, judgments or claims for declaratory relief or other actions, judgments or claims and to take such other action, in the name of the Trust or any Subsidiary owned by it or as otherwise required, as the Trustees may deem necessary or desirable to enforce any instruments, contracts, agreements, causes of action, or rights relating to or forming a part of the Trust Assets or the Holdco Assets;

(g) to determine conclusively from time to time the value of and to revalue the securities and other property of the Trust, in accordance with independent appraisals or other information as it deems necessary or appropriate;

(h) to cancel, terminate or amend any instruments, contracts, agreements, obligations, or causes of action relating to or forming a part of the Trust Assets or the Holdco Assets, and to execute new instruments, contracts, agreements, obligations or causes of action notwithstanding that the terms of any such instruments, contracts, agreements, obligations, or causes of action may extend beyond the terms of the Trust;

(i) in the event any of the property which is or may become a part of the Trust Assets or the Holdco Assets is situated in any state or other jurisdiction in which the Trustees are not qualified to act as Trustees, to nominate and appoint an individual or corporate trustee qualified to act in such state or other jurisdiction in connection with the property situated in that state or other jurisdiction as a trustee of such property and require from such trustee such security, if any, as may be designated by the Trustees, which, in the sole discretion of the Trustees may be paid out of the Trust Assets or the Holdco Assets. The trustee so appointed shall have all the rights, powers, privileges and duties and shall be subject to the conditions and limitations of the Trust, except as limited by the Trustees and except where the same may be modified by the laws of such state or other jurisdiction (in which case, the laws of the state or other jurisdiction in which such trustee is acting shall prevail to the extent necessary). Such trustee shall be answerable to the Trustees herein appointed for all monies, assets and other property which may be received by it in connection with the administration of such property. The Trustees hereunder may remove such trustee, with or without cause, and appoint a successor trustee at any time by the execution by the Trustees of a written instrument declaring such trustee removed from office, and specifying the effective date of removal;

(j) to cause any investments of any part of the Trust Assets or the Holdco Assets to be registered and held in its name or in the names of a nominee or nominees without increase or decrease of liability with respect thereto;

(k) to (i) terminate and dissolve any entities owned by the Trust or any Trust Subsidiary and (ii) form any new entities to be owned by the Trust or any Trust Subsidiary, provided that the interests in any such newly formed entities would not constitute assets prohibited by Revenue Procedure 82-58, 1982-2 C.B. 847 (as amplified by Revenue Procedure 91-15, 1991-1 C.B. 484), as the same may be further amended, supplemented, or modified;

(l) to perform any act authorized, permitted, or required under any instrument, contract, agreement, right, obligation, or cause of action relating to or forming a part of the Trust Assets or the Holdco Assets whether in the nature of an approval, consent, demand, or notice thereunder or otherwise, unless such act would require the consent of the Beneficiaries in accordance with the express provisions of this Agreement; and

(m) adopt Bylaws not inconsistent with this Agreement providing for the conduct of the business of the Trust and to amend and repeal them.

Section 7.03 Conflicts of Interest.

(a) Whenever a conflict of interest exists or arises between any Trustee or any of such Trustee’s Affiliates, on the one hand, and the Trust, on the other hand (a “Conflict of Interest”), any decisions or actions taken by the Trustees with respect to such Conflict of Interest (i) shall be taken only by the Independent Trustees and (ii) shall not include the conflicted Trustee. Any agreements or arrangements concerning a Conflict of Interest shall be on terms no less favorable to the Trust than those available to the Trust in similar agreements or arrangements with unaffiliated third parties.

(b) Whenever a Conflict of Interest arises or whenever this Agreement or any other agreement contemplated herein provides that the Trustees shall act in a manner that is, or provide terms that are, fair and reasonable to the Trust, any Beneficiaries or any other Person, the Trustees making such decision or taking such action shall resolve such Conflict of Interest, take such action or provide such terms, considering in each case the relative interest of each party (including their own interest) to such conflict, agreement, transaction or situation and the benefits and burdens relating to such interests, any customary or accepted industry practices and any applicable generally accepted accounting practices or principles.

(c) Any Trustee, officer, employee, independent contractor or agent of the Trust, including the Advisor, may own, hold and dispose of Units for its individual account, and may exercise all rights thereof and thereunder to the same extent and in the same manner as if it were not a Trustee, officer, employee, independent contractor or agent of the Trust. Any Trustee, officer, employee, independent contractor or agent of the Trust, including the Advisor, may, in its personal capacity or in the capacity of trustee, manager, officer, director, shareholder, partner, member, advisor, employee of any Person or otherwise, have business interests and holdings similar to or in addition to those relating to the Trust, including business interests and holdings that are competitive with the Trust. Any Trustee, officer, employee, independent contractor or agent of the Trust, including the Advisor, may be a trustee, manager, officer, director, shareholder, partner, member, advisor, employee or independent contractor of, or otherwise have a direct or indirect interest in, any Person who may be engaged to render advice or services to the Trust, and may receive compensation from such Person as well as compensation as Trustee, employee, independent contractor or agent, including as manager or Advisor, or otherwise hereunder so long as such interest is disclosed to the Trustees. None of these activities in and of themselves shall be deemed to conflict with its duties as Trustee, officer, employee, independent contractor or agent of the Trust, including as Advisor. The doctrine of corporate opportunity, or any analogous doctrine, shall not apply to the Trustees or officers or other agents of the Trust or the Trust Subsidiaries, including the Advisor. No Trustee or officer who acquires knowledge of a potential transaction, agreement, arrangement or other matter that may be an opportunity for the Trust shall have any duty to communicate or offer such opportunity to the Trust, and such Trustee shall not be liable to the Trust or to the Beneficiaries for breach of any fiduciary or other duty by reason of the fact that such Trustee pursues or acquires for, or directs such opportunity to another Person or does not communicate such opportunity or information to the Trust. Neither the Trust nor any Beneficiary shall have any rights or obligations by virtue of this Agreement or the trust relationship created hereby in or to such independent ventures or the income or profits or losses derived therefrom, and the pursuit of such ventures, even if competitive with the activities of the Trust, shall not be deemed wrongful or improper. Any Trustee may engage or be interested in any financial or other transaction with the Beneficiaries or any Affiliate of the Trust or the Beneficiaries, or may act as depositary for, trustee or agent for, or act on any committee or body of holders of, securities or other obligations of the Trust or the Beneficiaries or their Affiliates.

ARTICLE VIII

DUTIES AND LIABILITIES OF THE TRUSTEES, BENEFICIARIES AND

AGENTS; INDEMNIFICATION

Section 8.01 Generally. The Trustees accept and undertake to discharge the Trust, upon the terms and conditions hereof, on behalf of the Beneficiaries. Each Trustee shall exercise such rights and powers vested in the Trustees by this Agreement in good faith, and use the same degree of care and skill in his, her, or its exercise as a prudent man or woman would exercise or use under the circumstances in the conduct of his or her own affairs, and no Trustee shall have or be deemed to have any fiduciary or other duty to the Trust, any Beneficiary, any Trustee or any other Person, except for such duties as are expressly provided by this Agreement. The provisions of this Agreement, to the extent that they restrict or otherwise limit the duties and liabilities of the Trustees otherwise existing at law or in equity are agreed by the parties hereto to replace such other duties and liabilities of the Trustees. Neither the amendment nor repeal of this Article VIII, nor the adoption or amendment of any other provision of this Agreement inconsistent with this Article VIII, shall apply to or affect in any respect the applicability of the preceding sentence with respect to any act or failure to act which occurred prior to such amendment, repeal or adoption. In addition, notwithstanding the foregoing:

(a) no successor Trustee shall be responsible for the acts or omissions of a Trustee in office prior to the date on which such successor becomes a Trustee;

(b) the Trustees shall not be required to perform any duties or obligations except for the performance of such duties and obligations as are specifically set forth in this Agreement, and no implied covenants or obligations shall be read into this Agreement against the Trustees;

(c) in the absence of bad faith on the part of the Trustees, the Trustees may conclusively rely, as to the truth, accuracy and completeness thereof, on the statements and certificates or opinions furnished to the Trustees and conforming to the requirements of this Agreement;

(d) no Trustee shall be liable for any act which such Trustee may do or omit to do hereunder, or for any mistake of fact or law, or for any error of judgment, or for the misconduct of any employee, agent, representative or attorney appointed by the Trustees, or for anything that it may do or refrain from doing in connection with this Agreement while acting in good faith; and

(e) no Trustee shall be liable with respect to any action taken or omitted to be taken by such Trustee in accordance with (i) a written opinion of legal counsel addressed to the Trustees or (ii) the direction of Beneficiaries having aggregate Beneficial Interests of at least a majority of all Beneficial Interests relating to the exercise by the Trustees of any trust or power conferred upon the Trustees under this Agreement.

Section 8.02 Reliance by Trustees.

(a) The Trustees may consult with legal counsel, auditors or other experts to be selected by them and the advice or opinion of such counsel, auditors, or other experts shall be full and complete personal protection to the Trustees and agents of the Trust in respect of any action taken or suffered by the Trustees in good faith and in the reliance on, or in accordance with, such advice or opinion.

(b) Persons dealing with the Trustees shall look only to the Trust Assets to satisfy any liability incurred by the Trustees to such Person in carrying out the terms of the Trust, and the Trustees shall have no personal or individual obligation to satisfy any such liability.

(c) As far as reasonably practicable, the Trustees shall cause any written instrument creating an obligation of the Trust to include a reference to this Agreement and to provide that neither the Beneficiaries, the Trustees nor their agents shall be liable thereunder, and that the other parties to such instrument shall look solely to the Trust Assets for the payment of any claim thereunder or the performance thereof; provided that the omission of such provision from any such instrument shall not render the Beneficiaries, the Trustees or their agents liable, nor shall the Trustees be liable to anyone for such omission.

Section 8.03 Limitation on Liability to Third Persons. No Beneficiary shall be subject to any personal liability whatsoever, in tort, contract, or otherwise, to any Person in connection with the Trust Assets, the Holdco Assets or the affairs of the Trust. To the maximum extent that Maryland law in effect from time to time permits limitation of the liability of trustees or officers of a Maryland statutory trust, no present or former Trustee or officer or other agent of the Trust or of any Trust Subsidiary, including the Advisor, shall be subject to any personal liability whatsoever in tort, contract or otherwise, to the Trust, any Beneficiary or any other Person. All Persons shall look solely to the Trust Assets for satisfaction of claims of any nature arising in connection with the affairs of the Trust. The Trustees shall, at all times, at the expense of the Trust, maintain insurance for the protection of the Trust Assets, its Beneficiaries, the Trustees and agents in such amount as the Trustees shall deem adequate, in the exercise of their discretion, to cover all foreseeable liability to the extent available at reasonable rates.

Section 8.04 Recitals. Any written instrument creating an obligation of the Trust shall be conclusively taken to have been executed or done by a Trustee or agent of the Trust only in its capacity as Trustee under this Agreement, or in its capacity as an agent of the Trust.

Section 8.05 Indemnification. The Trustees and each Person appointed or employed by the Trustees pursuant to Section 5.11, including the Advisor, and the directors, officers, employees, managers and agents of each Trustee (each such person an “Indemnified Person” and collectively the “Indemnified Persons”), shall, to the fullest extent permitted by law, be indemnified out of the Trust Assets and the Holdco Assets against all claims, actions, liabilities and expenses, including amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and counsel fees, reasonably incurred by the Indemnified Persons in connection with the defense or disposition of any action, suit or other proceeding by the Trust, the Advisor or any other Person, whether civil or criminal, in which the Indemnified Person may be involved or with which the Indemnified Person may be threatened: (i) in the case of a Trustee or a Person appointed by the Trustees pursuant to Section 5.11, including the Advisor, while in office or thereafter, by reason of his being or having been such a Trustee, Advisor, employee or agent including, without limitation, in connection with or arising out of any action, suit or other proceeding based on any alleged breach of duty, neglect, error, misstatement, misleading statement, omission or act of any such Trustee, Advisor, or Person in such capacity: and (ii) in the case of any director, officer, employee, manager or agent of any such Person, by reason of any such Person exercising or failing to exercise any right or power hereunder. The rights accruing to any Indemnified Person under these provisions shall not exclude any other right to which the Indemnified Person may be lawfully entitled; provided that no Indemnified Person may satisfy any right of indemnity or reimbursement granted herein, or to which the Indemnified Person may be otherwise entitled, except out of the Trust Assets and the Holdco Assets, and no Beneficiary shall be personally liable to any person with respect to any claim for indemnity or reimbursement or otherwise. The Trustees may make advance payments in connection with indemnification under this Section 8.05, provided that the Indemnified Person shall have given a written undertaking to repay any amount advanced to the Indemnified Person and to reimburse the Trust in the event that it is subsequently determined that the Indemnified Person is not entitled to such indemnification. The Trustees shall cause the Trust to purchase such insurance as they believe, in the exercise of their discretion, adequately insures that each Indemnified Person shall be indemnified against any such claims, actions, liabilities and expenses pursuant to this Section 8.05. Nothing contained herein shall restrict the right of the Trustees to indemnify or reimburse such Indemnified Person in any proper case, even though not specifically provided for herein, nor shall anything contained herein restrict the right of any such Indemnified Person to contribution under applicable law.

Section 8.06 Reliance on Statements by Trustees. Any Person dealing with the Trustees shall be fully protected in relying upon the Trustees’ certificate, signed by any one or more of the Trustees, with respect to the authority that one or more Trustees, or any officer or agent of the Trust, has to take any action with respect to the Trust. Any Person dealing with the Trustees shall be fully protected in relying upon the Trustees’ certificate setting forth the facts concerning any action taken by the Trustees pursuant to this Agreement.

ARTICLE IX

CERTAIN MATTERS CONCERNING THE BENEFICIARIES

Section 9.01 Evidence of Action by Beneficiaries. Whenever in this Agreement it is provided that the Beneficiaries may take any action (including the making of any demand or request, the giving of any notice, consent, or waiver, the removal of a Trustee, the appointment of a successor Trustee, or the taking of any other action), the fact that at the time of taking any such action such Beneficiaries have joined therein may be evidenced: (i) by any instrument or any number of instruments of similar tenor executed by the Beneficiaries in person or by proxy, agent or attorney appointed in writing; or (ii) by the record of the Beneficiaries voting in person or by proxy in favor thereof at any meeting of Beneficiaries duly called and held in accordance with the provisions of Article X.

Section 9.02 Limitation on Suits by Beneficiaries. No Beneficiary shall have any right by virtue of any provision of this Agreement to institute any action or proceeding at law or in equity against any party other than the Trustees upon or under or with respect to the Trust Assets or the Holdco Assets or the agreements relating to or forming part of the Trust Assets or the Holdco Assets, and the Beneficiaries (by their acceptance of any distribution made to them pursuant to this Agreement) waive any such right.

Section 9.03 Requirement of Undertaking. The Trustees may request any court to require, and any court may in its discretion require, in any suit for the enforcement of any right or remedy under this Agreement, or in any suit against the Trustees for any action taken or omitted to be taken by them as Trustees, the filing by any party litigant in such suit of an undertaking to pay the costs of such suit, and such court may in its discretion assess reasonable costs, including reasonable attorneys’ fees, against any party litigant in such suit, having due regard to the merits and good faith of the claims or defenses made by such party litigant; provided that the provisions of this Section 9.03 shall not apply to any suit by the Trustees.

ARTICLE X

MEETINGS OF BENEFICIARIES

Section 10.01 Purpose of Meetings. A meeting of the Beneficiaries may be called at any time and from time to time pursuant to the provisions of this Article for the purposes of taking any action which the terms of this Agreement expressly permit Beneficiaries to take either acting alone or with the Trustees.

Section 10.02 Meeting Called by Trustees. The Trustees may at any time call a meeting of the Beneficiaries to be held at such time and at such place as the Trustees shall determine. Written notice of any meeting of the Beneficiaries shall be given by the Trustees (except as provided in Section 10.03), which written notice shall set forth the time and place of such meeting and in general terms the action proposed to be taken at such meeting, and shall be mailed not more than 60 nor less than 10 days before such meeting is to be held to all of the Beneficiaries of record not more than 60 days before the date of such meeting. The notice shall be directed to the Beneficiaries at their respective addresses as they appear in the records of the Trust.

Section 10.03 Meeting Called on Request of Beneficiaries. Within 30 days after written request to the Trustees by Beneficiaries holding an aggregate of at least 25% of the total Units held by all Beneficiaries to call a meeting of all Beneficiaries (but only to transact business permitted by Section 10.01 hereof), which written request shall specify in reasonable detail the action proposed to be taken, the Trustees shall proceed under the provisions of Section 10.02 to call a meeting of the Beneficiaries, and if the Trustees fail to call such meeting within such 30-day period then such meeting may be called by such Beneficiaries, or their designated representatives, requesting such meeting.

Section 10.04 Persons Entitled to Vote at Meeting of Beneficiaries. Each Beneficiary shall be entitled to vote at a meeting of the Beneficiaries either in person or by his proxy duly authorized in writing. The signature of the Beneficiary on such written authorization need not be witnessed or notarized. Each Beneficiary shall be entitled to a number of votes equal to the number of Units held by such Beneficiary as of the applicable record date.

Section 10.05 Quorum; Vote Required for Approval. Except as otherwise required by this Agreement or law, Beneficiaries holding at least the number of Units in the aggregate sufficient to take action on any matter for which such meeting was called shall be necessary to constitute a quorum at any meeting of Beneficiaries for the transaction of business. If less than a quorum is present, the Trustees or Beneficiaries having aggregate Units of at least a majority of the total Units held by all Beneficiaries represented at the meeting may adjourn such meeting with the same effect and for all intents and purposes as though a quorum had been present. Except to the extent a different percentage is specified in this Agreement for a particular matter or is required by law, when a quorum is present, any act requiring the approval of the Beneficiaries shall be approved by the affirmative vote of a majority of all the votes entitled to be cast on the matter.

Section 10.06 Adjournment of Meeting. Subject to Section 10.05, a meeting of Beneficiaries may be adjourned from time to time and a meeting may be held at such adjourned time and place without further notice.

Section 10.07 Conduct of Meetings. The Trustees shall appoint the Chairman and the Secretary of the meeting and may adopt such rules for the conduct of such meeting as they shall deem appropriate, provided that such rules shall not be inconsistent with the provisions of this Agreement. The vote upon any resolution submitted to any meeting of Beneficiaries shall be by written ballot. An Inspector of Votes, appointed by the Chairman of the meeting, shall count all votes cast at the meeting, in person or by proxy, for or against any resolution and shall make and file with the Secretary of the meeting their verified written report. In the event that a meeting of the Beneficiaries is held when there are no Trustees then in office, the Beneficiaries present or represented by proxy may adopt such rules for the conduct of such meeting as they shall deem appropriate, provided that such rules shall, to the extent practicable, not be inconsistent with the provisions of this Agreement.

Section 10.08 Record of Meeting. A record of the proceedings of each meeting of Beneficiaries shall be prepared by the Secretary of the meeting. The record shall be signed and verified by the Secretary of the meeting and shall be delivered to the Trustees to be preserved by them. Any record so signed and verified shall be conclusive evidence of all of the matters therein stated.

ARTICLE XI

AMENDMENTS

Section 11.01 Amendments Requiring Consent of Beneficiaries. This Agreement may be amended from time to time by the Trustees, with the approval of Beneficiaries holding a majority of the total Units outstanding, or such greater or lesser percentage as shall be specified in this Agreement for the taking of an action by the Beneficiaries under the affected provision of this Agreement, obtained at a meeting of the Beneficiaries duly called for such purpose; provided that no such amendment shall increase the potential liability of the Trustees hereunder without the written consent of the Trustees; provided, further, that no such amendment shall permit the Trustees to engage in any activity prohibited by Section 7.01 hereof or affect the Beneficiaries’ rights to receive their pro rata shares of the Trust Assets at the time of any distribution, and no such amendment shall jeopardize the status of the Trust as a “liquidating trust” for federal, state, or local income tax purposes within the meaning of Treasury Regulation Section 301.7701-4(d) and any analogous provision of state or local law or jeopardize the Beneficiaries’ treatment as other than the owners of their respective shares of the Trust’s taxable income pursuant to Section 671 through 679 of the Code and any analogous provision of state or local law.

Section 11.02 Amendments Not Requiring Consent of Beneficiaries. This Agreement may be amended from time to time by the Trustees, without the consent of any of the Beneficiaries, (i) to add to the representations, duties or obligations of the Trustees or surrender any right or power granted to the Trustees herein; (ii) to facilitate the transferability by Beneficiaries of Trust Units, subject to the ability of the liquidating trust to remain eligible for relief from the registration and reporting requirements under the Exchange Act, (iii) to comply with applicable laws, including tax laws or to satisfy any requirements, conditions, guidelines or opinions contained in any opinion, directive, order, ruling or regulation of the Commission, the Internal Revenue Service or any other U.S. federal or state or non-U.S. governmental agency, compliance with which the Trustees deem to be in the best interest of the Beneficiaries as a whole, (iv) to enable the Trust to obtain no-action assurances from the staff of the Commission regarding relief from registration and reporting requirements under the Exchange Act, which relief the Trustees deem to be in the best interest of the Beneficiaries as a whole, (v) to enable the Trust to be treated as a liquidating trust under Treasury Regulation Section 301.7701-4(d) and any analogous provision of state or local law, if the Trustees deem it to be in the best interests of the Beneficiaries as a whole, or (vi) to cure any ambiguity, to correct or supplement any provision herein which may be inconsistent with any other provision herein, or to add any other provision with respect to matters or questions arising under this Agreement which will not be inconsistent with the provisions of this Agreement.

Section 11.03 Notice and Effect of Amendment. Upon the execution of any such declaration of amendment by the Trustees, this Agreement shall be deemed to be modified and amended in accordance therewith and the respective rights, limitations of rights, obligations, duties, and immunities of the Trustees and the Beneficiaries under this Agreement shall thereafter be determined, exercised and enforced hereunder subject in all respects to such modification and amendments, and all the terms and conditions of any such amendment shall thereby be deemed to be part of the terms and conditions of this Agreement for any and all purposes.

ARTICLE XII

MISCELLANEOUS PROVISIONS

Section 12.01 Filing Documents. This Agreement shall be filed or recorded in such office or offices as the Trustees may determine to be necessary or desirable. A copy of this Agreement and all amendments thereof shall be maintained in the principal executive office of the Trust and shall be available at all times during regular business hours for inspection by any Beneficiary or such Beneficiary’s duly authorized representative. The Trustees shall file or record any amendment of this Agreement in the same places where the original Agreement is filed or recorded to the extent the Trustees may determine such filing to be necessary or desirable. The Trustees shall file or record any instrument which relates to any change in the name or office of a Trustee in the same places where the original Agreement is filed or recorded to the extent the Trustees may determine such filing to be necessary or desirable.

Section 12.02 Intention of Parties to Establish Trust. This Agreement is not intended to create, and shall not be interpreted as creating, a corporation, association, partnership, or joint venture of any kind for purposes of federal income taxation or for any other purpose.

Section 12.03 Laws as to Construction. This Agreement, the internal affairs of the Trust, and the liability of the Trustees as trustee, and the Beneficiaries as holders of Beneficial Interests, for any debt, obligation, or other liability of the Trust shall be governed by and construed in accordance with the internal laws of the State of Maryland, except to the extent that the provisions of any applicable law are permitted to be varied by the provisions of the Agreement, in which event the provisions of this Agreement shall govern; provided that the Maryland Act (except as varied hereby), and not the laws applicable to common law trusts, shall govern the Trust, this Agreement, and the rights and obligations of the Trustees and the Beneficiaries. The Trustees, the Company and the Beneficiaries (by their acceptance of any distributions made to them pursuant to this Agreement) consent and agree that this Agreement shall be governed by and construed in accordance with such laws.

Section 12.04 Exclusive Form for Certain Litigation. Unless the Trustees consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that Court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division, shall be the sole and exclusive forum for (a) any action asserting a claim of breach of any duty owed by any Trustee or any officer, employee, independent contractor or agent of the Trust or any Trust Subsidiary, including the Advisor, to the Trust or any Beneficiary or such Beneficiary’s heirs or devisees or, if applicable, plan participant or account owner, (b) any action asserting a claim against the Trust or any Trustee or any officer, employee, independent contractor or agent of the Trust or any Trust Subsidiary, including the Advisor, pursuant to any provision of the Maryland Act or this Agreement or (c) any action asserting a claim against the Trust or any Trustee or any officer, employee, independent contractor or agent of the Trust or any Trust Subsidiary, including the Advisor that is governed by the internal affairs doctrine.

Section 12.05 Severability. In the event any provision of this Agreement or the application thereof to any Person or circumstances shall be finally determined by a court of proper jurisdiction to be invalid or unenforceable to any extent, the remainder of this Agreement, or the application of such provision to persons or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby, and each provision of this Agreement shall be valid and enforced to the fullest extent permitted by law.

Section 12.06 Notices.

(a) Any notice or other communication by the Trustees to any Beneficiary shall be in writing and shall be deemed to have been duly given for all purposes when (i) deposited in the mail, postage prepaid, for delivery to, or deposited with a courier service for delivery to, such Person, or (ii) delivered personally or sent by fax or email to such Person, in each case at his address or fax number as shown in the records of the Trust.

(b) All notices and other communications under this Agreement to any party hereto shall be in writing and shall be deemed to have been duly given for all purposes when (i) deposited in the mail, postage prepaid, for delivery to, or deposited with a courier service for delivery to, such party, or (ii) delivered personally or sent by fax or email to such party, in each case at the following address or fax number or at such other addresses or numbers as shall be specified by the parties by like notice.

(i)	If to the Trust or the Trustees:

[                                     ]

[                                     ]

[                                     ]

Attention:

Email:

Facsimile:

(ii)	If to the Company:

[                                 ]

[                                 ]

[                                 ]

Attention:

Email:

Facsimile:

Section 12.07 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute one and the same instrument.

[Signature page follows.]

IN WITNESS WHEREOF, [            ] has caused this Agreement to be executed by an authorized officer, and the Trustees herein have executed this Agreement, effective this [    ] day of [            ], 201[    ].

THE COMPANY:

NorthStar Real Estate Income Trust, Inc.

By:
Name:
Title:

THE TRUSTEES:

Name:

Name:

Name:

[Signature Page to Declaration of Trust]

APPENDIX A

BILL OF SALE, ASSIGNMENT, ACCEPTANCE AND ASSUMPTION AGREEMENT

This Bill of Sale, Assignment, Acceptance and Assumption Agreement (“Agreement”) is executed as of this [    ] day of [            ], 201[    ], by NorthStar Real Estate Income Trust, Inc., a Maryland corporation (“Assignor”), and [            ] Liquidating Trust, a Maryland statutory trust (“Assignee”).

WHEREAS, the Master Combination Agreement, dated as of [            ], 2017 (the “Combination Agreement”), by and among Assignor, NorthStar Real Estate Income Trust Operating Partnership, LP, Colony Capital Operating Company, LLC, NRF RED REIT Corp., NorthStar Real Estate Income II, Inc., NorthStar Real Estate Income Operating Partnership II, LP, Colony NorthStar Credit Real Estate, Inc., and Credit RE Operating Company, LLC, includes a plan for the liquidation of the assets of Assignor that will not be disposed of in the Company Merger contemplated by the Combination Agreement (the “Plan”) that provides that, prior to consummation of such merger, the Assignor will transfer its indirect ownership interests in such assets to a limited liability company formed to hold, secure and receive the proceeds of any sale of such assets and, following such transfer, transfer the interests in such limited liability company to a liquidating trust for the benefit of the Assignor’s stockholders;

WHEREAS, the Assignor currently holds all of the membership units (the “Holdco Units”) in [            ], a Delaware limited liability company, which Holdco Units constitute the limited liability company interests contemplated to be transferred to the liquidating trust; and

WHEREAS, consistent with the Plan, Assignor now desires to assign, transfer, and convey to Assignee all right, title, interest in and to the Holdco Units, to be held and administered by Assignee in accordance with the terms and conditions set forth in the Declaration of Trust, dated as of the date hereof, entered into among Assignor, as grantor, and the trustees signatory thereto (the “Trust Agreement”), in exchange for 100% of the units of beneficial interests in the Assignee.

NOW, THEREFORE, pursuant to the Plan of Liquidation and in consideration of the premises set forth in the Trust Agreement and for good and valuable consideration as set forth therein, the receipt and sufficiency of which are hereby acknowledged, Assignor and Assignee hereby agree as follows

1. Assignor does hereby ASSIGN, CONVEY, TRANSFER, SET OVER, and DELIVER to Assignee, its successors and assigns, all right, title, interest in and to the Holdco Units (the “Grant”). In exchange for the Grant, Assignee does hereby issue to Assignor 100% of the units of beneficial interests in the Assignee.

2. Assignee does hereby accept, assume and become responsible for all liabilities and obligations with respect to, and becomes fully responsible for, the Holdco Units and agrees to perform all of the terms, covenants and conditions in connection with the Holdco Units required to be performed by the owner thereof.

3. Assignor hereby agrees to perform, execute, and deliver or cause to be performed, executed, and delivered any and all such further acts and assurances as Assignee may reasonably require to perfect Assignee’s interest in the Holdco Units.

4. This Agreement is governed by and shall be construed in accordance with the laws of the State of Maryland.

5. This Agreement may be executed in multiple counterparts, each of which shall serve as an original for all purposes, but all counterparts shall be construed together and constitute one and the same Assignment.

6. Capitalized terms used, but not defined, in this Agreement shall have the meanings given to those terms in the Trust Agreement.

[Signatures appear on the following page.]

ASSIGNOR:

NorthStar Real Estate Income Trust, Inc.

By:
Name:
Title:

ASSIGNEE:

[ ] Liquidating Trust

By:
Name:
Title:

PART II—Information not required in Prospectus

Item 20. Indemnification of Directors and Officers

Maryland law permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from: (i) actual receipt of an improper benefit or profit in money, property or services; or (ii) active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. The Company charter contains such a provision that eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law.

The Company charter and the Company bylaws obligate the Company, to the maximum extent permitted by Maryland law, to indemnify, without requiring a preliminary determination of the ultimate entitlement to indemnification, (i) any present or former director or officer of the Company or (ii) any individual who, while a director or officer of the Company and at the Company’s request, serves or has served another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, trustee, member, manager, employee, partner or agent, and who is made or threatened to be made a party to, or witness in, a proceeding by reason of his or her service in such capacity, and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The Company charter and the Company bylaws also obligate the Company to indemnify and advance expenses to any person who served a predecessor of the Company in any of the capacities described above and permit the Company, with the approval of the Company board of directors, to provide the same (or lesser) indemnification and advancement of expenses to any employee or agent of the Company or a predecessor of the Company.

Maryland law requires a corporation (unless its charter provides otherwise, which the Company charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made a party to, or witness in, by reason of his or her service in such capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party to, or witness in, by reason of their service in those or other capacities, unless it is established that (i) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (A) was committed in bad faith or (B) was the result of active and deliberate dishonesty, (ii) the director or officer actually received an improper personal benefit in money, property or services, or (iii) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. A Maryland corporation may not indemnify a director or officer with respect to a proceeding by or in the right of the corporation in which the director or officer was adjudged liable to the corporation or a proceeding charging improper personal benefit to the director or officer in which the director or officer was adjudged liable on the basis that personal benefit was improperly received. Upon application by one of the Company’s directors or executive officers to a court of appropriate jurisdiction and upon such notice as the court may require, the court may order indemnification of such director or executive officer if:

•	the court determines that such director or executive officer is entitled to reimbursement for expenses in a matter in which the director has been successful, in which case the director or executive officer shall be entitled to recover from the Company the expenses of securing such indemnification; or

•

the court determines that such director or executive officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director or executive officer has met the standards of conduct for which indemnification is permitted under the MGCL or has been adjudged liable for receipt of an “improper personal benefit” under the MGCL; provided, However, that the Company’s indemnification obligations to such director or executive officer will be limited to the expenses actually and reasonably incurred by him or her, or on his or her behalf, in connection with any proceeding by the Company or in the Company’s right or in which the officer or director shall have been adjudged liable for receipt of an improper personal benefit under Section 2-418(c) of the MGCL. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of: (i) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and (ii) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

The Company intends to enter into indemnification agreements with each of its directors and executive officers that will require the Company to indemnify such directors and officers to the maximum extent permitted by Maryland law and to pay such persons’ expenses in defending any civil or criminal proceeding in advance of final disposition of such proceeding. The indemnification provided under the indemnification agreements will not be exclusive of any other indemnity rights.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

The foregoing is only a general summary of certain aspects of Maryland law and the Company charter and the Company bylaws dealing with indemnification of directors and officers, and does not purport to be complete. It is qualified in its entirety by reference to the detailed provisions of Maryland law referenced above and the Company charter and the Company bylaws.

In addition, the directors and officers of the Company are indemnified for specified liabilities and expenses pursuant to the organizational documents of certain subsidiaries of the Company.

Item 21. Exhibits and Financial Statement Schedules

Exhibit No.		Description

2.1†		Amended and Restated Master Combination Agreement, dated as of November 20, 2017, among Colony Capital Operating Company, LLC, NRF RED REIT Corp., NorthStar Real Estate Income Trust, Inc., NorthStar Real Estate Income Trust Operating Partnership, LP, NorthStar Real Estate Income II, Inc., NorthStar Real Estate Income Operating Partnership II, LP, Colony NorthStar Credit Real Estate, Inc. and Credit RE Operating Company, LLC (attached as Annex A to the joint proxy statement/prospectus contained in this Registration Statement)

3.1		Form of Articles of Amendment and Restatement of Colony NorthStar Credit Real Estate, Inc. (attached as Annex B to the joint proxy statement/prospectus contained in this Registration Statement)

3.2		Form of Amended and Restated Bylaws of Colony NorthStar Credit Real Estate, Inc. (attached as Annex C to the joint proxy statement/prospectus contained in this Registration Statement)

5.1		Validity Opinion of Hogan Lovells US LLP

8.1		Opinion of Hogan Lovells US LLP as to certain tax matters

8.2		Opinion of Alston & Bird LLP as to certain tax matters

8.3		Opinion of Greenberg Traurig, LLP as to certain tax matters

8.4		Opinion of Alston & Bird LLP as to certain tax matters

8.5		Opinion of Greenberg Traurig, LLP as to certain tax matters

10.1	**	Form of Management Agreement

10.2	**	Form of Stockholders Agreement

10.3	**	Form of Registration Rights Agreement

23.1		Consent of Hogan Lovells US LLP (included as part of the opinion filed as Exhibit 5.1 hereto)

23.2		Consent of Hogan Lovells US LLP (included as part of the opinion filed as Exhibit 8.1 hereto)

23.3		Consent of Alston & Bird LLP (included as part of the opinions filed as Exhibits 8.2 and 8.4 hereto)

23.4		Consent of Greenberg Traurig, LLP (included as part of the opinions filed as Exhibits 8.3 and 8.5 hereto)

23.5		Consent of Grant Thornton to NorthStar Real Estate Income Trust, Inc.

23.6		Consent of Grant Thornton to NorthStar Real Estate Income II, Inc.

23.7		Consent of Ernst & Young to the CLNS Investment Entities

23.8		Consent of Ernst & Young to Colony NorthStar Credit Real Estate, Inc.

24.1	**	Powers of Attorney (included on signature page of this Registration Statement)

99.1	**	Consent of Credit Suisse Securities (USA) LLC

99.2	**	Consent of Moelis & Company, LLC

99.3	**	Duff & Phelps, LLC Valuation Report of Certain Assets and Liabilities of NorthStar Real Estate Income Trust, Inc.

99.4	**	Duff & Phelps, LLC Valuation Report of Certain Assets and Liabilities of NorthStar Real Estate Income II, Inc.

99.5	**	Duff & Phelps, LLC Valuation Report of Certain Assets and Liabilities of Colony NorthStar, Inc.

99.6	**	Consent of Duff & Phelps, LLC to NorthStar Real Estate Income Trust, Inc.

99.7	**	Consent of Duff & Phelps, LLC to NorthStar Real Estate Income II, Inc.

99.8	**	Consent of Duff & Phelps, LLC to Colony NorthStar Acquisitions, LLC

99.9		Form of Proxy of NorthStar Real Estate Income Trust, Inc.

99.10		Form of Proxy of NorthStar Real Estate Income II, Inc.

†	Annexes, schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant agrees to furnish supplementally a copy of any omitted attachment to the Securities and Exchange Commission on a confidential basis upon request.

**	Previously filed.

Item 22. Undertakings

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933, to any purchaser: if the registration is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933, to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

The registrant undertakes that every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

EXHIBIT INDEX

Exhibit No.		Description

2.1†		Amended and Restated Master Combination Agreement, dated as of November 20, 2017, among Colony Capital Operating Company, LLC, NRF RED REIT Corp., NorthStar Real Estate Income Trust, Inc., NorthStar Real Estate Income Trust Operating Partnership, LP, NorthStar Real Estate Income II, Inc., NorthStar Real Estate Income Operating Partnership II, LP, Colony NorthStar Credit Real Estate, Inc. and Credit RE Operating Company, LLC (attached as Annex A to the joint proxy statement/prospectus contained in this Registration Statement)

3.1		Form of Articles of Amendment and Restatement of Colony NorthStar Credit Real Estate, Inc. (attached as Annex B to the joint proxy statement/prospectus contained in this Registration Statement)

3.2		Form of Amended and Restated Bylaws of Colony NorthStar Credit Real Estate, Inc. (attached as Annex C to the joint proxy statement/prospectus contained in this Registration Statement)

5.1		Validity Opinion of Hogan Lovells US LLP

8.1		Opinion of Hogan Lovells US LLP as to certain tax matters

8.2		Opinion of Alston & Bird LLP as to certain tax matters

8.3		Opinion of Greenberg Traurig, LLP as to certain tax matters

8.4		Opinion of Alston & Bird LLP as to certain tax matters

8.5		Opinion of Greenberg Traurig, LLP as to certain tax matters

10.1	**	Form of Management Agreement

10.2	**	Form of Stockholders Agreement

10.3	**	Form of Registration Rights Agreement

23.1		Consent of Hogan Lovells US LLP (included as part of the opinion filed as Exhibit 5.1 hereto)

23.2		Consent of Hogan Lovells US LLP (included as part of the opinion filed as Exhibit 8.1 hereto)

23.3		Consent of Alston & Bird LLP (included as part of the opinions filed as Exhibits 8.2 and 8.4 hereto)

23.4		Consent of Greenberg Traurig, LLP (included as part of the opinions filed as Exhibits 8.3 and 8.5 hereto)

23.5		Consent of Grant Thornton to NorthStar Real Estate Income Trust, Inc.

23.6		Consent of Grant Thornton to NorthStar Real Estate Income II, Inc.

23.7		Consent of Ernst & Young to the CLNS Investment Entities

23.8		Consent of Ernst & Young to Colony NorthStar Credit Real Estate, Inc.

24.1	**	Powers of Attorney (included on signature page of this Registration Statement)

99.1	**	Consent of Credit Suisse Securities (USA) LLC

99.2	**	Consent of Moelis & Company, LLC

99.3	**	Duff & Phelps, LLC Valuation Report of Certain Assets and Liabilities of NorthStar Real Estate Income Trust, Inc.

99.4	**	Duff & Phelps, LLC Valuation Report of Certain Assets and Liabilities of NorthStar Real Estate Income II, Inc.

99.5	**	Duff & Phelps, LLC Valuation Report of Certain Assets and Liabilities of Colony NorthStar, Inc.

99.6	**	Consent of Duff & Phelps, LLC to NorthStar Real Estate Income Trust, Inc.

99.7	**	Consent of Duff & Phelps, LLC to NorthStar Real Estate Income II, Inc.

99.8	**	Consent of Duff & Phelps, LLC to Colony NorthStar Acquisitions, LLC

99.9		Form of Proxy of NorthStar Real Estate Income Trust, Inc.

99.10		Form of Proxy of NorthStar Real Estate Income II, Inc.

†	Annexes, schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant agrees to furnish supplementally a copy of any omitted attachment to the Securities and Exchange Commission on a confidential basis upon request.

**	Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Los Angeles, California, on December 4, 2017.

COLONY NORTHSTAR CREDIT REAL ESTATE, INC.

*
Name: Richard B. Saltzman
Title: Chief Executive Officer and President

POWER OF ATTORNEY

BE IT KNOWN BY THESE PRESENTS: Each of the undersigned directors and officers has made, constituted and appointed and does hereby make, constitute and appoint Darren J. Tangen and Ronald M. Sanders and either of them, with full power of substitution, his or her true and lawful attorneys-in-fact, for him or her and in his or her name, place and stead to affix his or her signature as director or officer or both, as the case may be, of the registrant, to any and all registration statements and amendments thereto (including post-effective amendments) and to file the same, with all exhibits thereto, and other documents in connection therewith, and to file with the Securities and Exchange Commission, granting unto such attorney-in-fact full power and authority to do and perform every act and thing whatsoever necessary to be done in the premises, as fully as he or she might or could do if personally present, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on December 4, 2017.

Signature	Title

* Richard B. Saltzman	Director

* Richard B. Saltzman	Chief Executive Officer and President (Principal Executive Officer)

* Darren J. Tangen	Vice President and Treasurer (Principal Financial Officer and Principal Accounting Officer)

*By:	/s/ Ronald M. Sanders
Ronald M. Sanders as attorney-in-fact